Form 20-F
period 2011-12-31
UTSTARCOM HOLDINGS CORP.
filed 2012-04-27
CIK 1030471

Use these links to rapidly review the document

TABLE OF CONTENTS 2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2011
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-35216

UTStarcom Holdings Corp.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant's name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

52-2 Building, BDA International Enterprise Avenue
No. 2 Jingyuan North Center
Daxing District, Beijing, P.R. China
(Address of principal executive offices)

Jing Ou-Yang
52-2 Building, BDA International Enterprise Avenue
No. 2 Jingyuan North Center
Daxing District, Beijing, P.R. China
Phone (86 10) 8520-5153
Facsimile (86 10) 8520-5150
jouyang@utstar.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

None

Securities registered pursuant to Section 12(g) of the Act:

Title of Each Class	Name of Exchange on which Registered
Ordinary Shares, $0.00125 par value	The NASDAQ Stock Market LLC

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

NONE
(Title of Class)

           Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 151,816,145 ordinary shares, par value US$0.00125 per share.

           Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes    ☒ No

           If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934. ☐ Yes    ☒ No

           Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes    ☐ No

           Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes    ☐ No

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☒	Non-Accelerated Filer ☐

           Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

           If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: ☐ Item 17    ☐ Item 18

           If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes    ☒ No

           (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

           Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes    ☐ No

UTSTARCOM HOLDINGS CORP.

INTRODUCTION

        On June 24, 2011, we effected a merger, or the Merger, to reorganize the corporate structure of UTStarcom, Inc., a Delaware corporation incorporated in 1991, and its subsidiaries. The Merger resulted in shares of the common stock of UTStarcom, Inc. being converted into the right to receive an equal number of ordinary shares in our capital, which were issued by us in connection with the Merger. Following the Merger, UTStarcom, Inc. became our wholly-owned subsidiary and we became the parent company of UTStarcom, Inc. and its subsidiaries. See Part I, Item 4.C for a listing of our subsidiaries. We, together with our subsidiaries, continue to conduct our business in substantially the same manner as was conducted by UTStarcom, Inc. and its subsidiaries. The transaction was accounted for as a legal re-organization of entities under common control. Accordingly, we have prepared our consolidated financial statements with the assumption that the current corporate structure has been in existence throughout all relevant periods. Our consolidated financial statements prior to the Merger reflect the financial position, results of operations and cash flows of UTStarcom, Inc. and its subsidiaries. Our consolidated financial statements as of and for the year ended December 31, 2011 reflect our financial position, results of operation and cash flows.

        This Annual Report on Form 20-F includes the audited consolidated financial statements of UTStarcom, Inc. and its subsidiaries as of December 31, 2010 and for the years ended December 31, 2009, and 2010, and our audited financial statements as of and for the year ended December 31, 2011, as discussed above.

        As used herein, the terms "we," "us," "our," the "Company", refer to UTStarcom Holdings Corp, an exempted company incorporated under the laws of the Cayman Islands in April 2011, and its direct and indirect subsidiaries: UTStarcom, Inc. and its subsidiaries.

Forward-Looking Information

        This Annual Report on Form 20-F contains forward-looking statements regarding future events and our future results that are subject to the safe harbors created under the Securities Act of 1933 and the Securities Exchange Act of 1934. Forward-looking statements are based on current expectations, estimates, forecasts and projections about us, our future performance and the industries in which we operate as well as on our management's assumptions and beliefs. Such statements relate to, among other things, our business expectations regarding contract awards and telecom carriers; our plan to expand our market position in Internet Protocol-based, or IP-based, and broadband products; our expectations regarding the growth rates and telecom capital expenditure budgets of certain geographic regions; our anticipation regarding the growth of China's gross domestic product; our plan to grow in certain geographic regions; our expectations regarding growth in certain segments, uncertainties in obtaining future contracts in India; our intention to make significant investment in research and development, or R&D; our expectations regarding our relationship with the Beijing Development Authority, or BDA; our expectations regarding the Personal Access System, or PAS, and Internet Protocol TV, or IPTV, or Internet television, or Internet TV markets; our plans to allocate resources to Internet TV; our anticipation regarding our new products on the cable market; our expected financial results; our expectations about our efforts to streamline our operations, new accounting pronouncements, liquidity and access to credit facilities and cash in our China subsidiary; sufficiency of liquidity and our ability to obtain funding or sell additional securities; our relationships with suppliers, vendors and clients; our expectation regarding the current economic environment; our expectation regarding the impact of our strategy and the Chinese government's policies on our financial results; changes in our Board of Directors and management; our expectations regarding litigation and the impact of legal proceedings and claims; our expectations that quarterly operating results will fluctuate from quarter to quarter; our expectations regarding competition and our ability to compete successfully in the markets for our products; our expectations regarding industry trends; our expectations that average selling prices of our products will continue to be subject to significant pricing pressures; our expectations regarding future growth based on market acceptance of our products; our expectations regarding revenue and gross margin; our expectations regarding the growth in business and operations; our expectations regarding our multinational operations; our ability to attract and retain highly skilled employees; our plans regarding the effect of foreign exchange rates; our expectations regarding acquisitions and investments; our continued efforts relating to the protections of our intellectual property, including claims of patent infringement; our expectations regarding future impairment review of our goodwill, intangible assets, and other long-lived assets; our expectations regarding costs of complying with environmental, health and safety laws; our expectations regarding defects in our products; our expectations regarding the effectiveness of our internal control over financial reporting; our estimations regarding stock-based compensation; our plans regarding cash dividends; and our expectations regarding our facilities and the sufficiency of our facilities. Statements that contain words like "expects," "anticipates," "may," "will," "targets," "projects," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are also forward-looking statements.

        Readers are cautioned that these forward-looking statements are only predictions and are subject to risks and uncertainties related to, among other things, our ability to execute on our business plan and implement certain restructuring actions, China's control of currency exchanges, the decline in the PAS market, ongoing litigation, our ability to introduce and deploy Internet Protocol-based technologies and products, our ability to satisfy certain security and supply chain standards in India, impact of economic and/or political risks in Asia on our customers' investment decisions, the number of competitors and the composition of competitors, additional warranty expense and inventory reserves, availability of future financing, our ability to manage our resources and other items discussed in Part I, Item 3.D entitled—"Risk Factors" of this Annual Report on Form 20-F. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. We do not guarantee future results, and actual results, developments and business decisions may differ from those contemplated by the forward-looking statements. We undertake no obligation to update these forward-looking statements to reflect events or circumstances occurring after the date of this Form 20-F.

PART I

ITEM 1—Identity of Directors, Senior Management and Advisers

        Not applicable.

ITEM 2—Offer Statistics and Expected Timetable

        Not applicable.

ITEM 3—Key Information

A.    Selected Financial Data

        The information set forth below is not necessarily indicative of results of future operations and should be read in conjunction with Part I, Item 5 entitled "Operating and Financial Review and Prospects." The following data for the years ended December 31, 2007, 2008, 2009 and 2010 have been derived from the audited consolidated financial statements of UTStarcom, Inc. and its subsidiaries for those years, and our audited consolidated financial statements for the year ended December 31, 2011, as discussed above, were prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and should be read in conjunction with those statements. Our audited consolidated financial statements as of December 31, 2011 and 2010 and for the years ended

December 31, 2011, 2010 and 2009 are included in this Annual Report on Form 20-F beginning on page F-1.

	Years Ended December 31,
	2011	2010	2009	2008	2007
	(in thousands, except per share amounts)
Consolidated Statement of Operations Data:
Net sales(1)	$320,576	$291,535	$386,344	$1,640,449	$2,466,970
Gross profit	$114,334	$70,238	$64,979	$261,242	$321,451
Operating income (loss)(2)	$21,249	$(73,722)	$(218,688)	$(176,216)	$(212,045)
Net income (loss) attributable to UTStarcom Holdings Corp.(3)	$13,387	$(65,129)	$(225,688)	$(150,316)	$(195,575)
Net income (loss) per share attributable to UTStarcom Holdings Corp.—Basic and Diluted	$0.09	$(0.48)	$(1.77)	$(1.22)	$(1.62)

	Years Ended December 31,
	2011	2010	2009	2008	2007
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$301,626	$351,507	$265,843	$309,603	$437,449
Working capital	$280,010	$213,736	$94,591	$312,072	$389,750
Total assets	$600,940	$784,283	$929,111	$1,310,806	$1,984,588
Total short-term debt	$—	$—	$—	$—	$322,829
Long-term debt	$—	$—	$—	$—	$333
Total UTStarcom Holdings Corp. shareholders' equity	$264,638	$240,929	$255,359	$466,834	$617,976

(1)
On July 1, 2008, we completed our divestiture of UTStarcom Personal Communications LLC, or PCD. Revenue for the years ended December 31, 2008 and 2007 related to PCD was $880 million and $1,664 million, respectively. In July 2009, we sold our Korean operations and at December 31, 2009, we had substantially completed the wind-down of our worldwide handset operations. As a result of the wind-down of our handset business, net sales for the year ended December 31, 2010 decreased as compared to the year ended December 31, 2009. During 2011, driven by the increased sales of our Packet Transport Network, or PTN, products in Japan and RollingStream™ infrastructure product sales in India and Thailand, net sales in 2011 increased compared to 2010.

(2)
The operating income (loss) includes the following items:

	Years Ended December 31,
	2011	2010	2009	2008	2007
	(in thousands)
Bad debt expense (recovery)	$2,212	$5,513	$(6,757)	$(5,227)	$(8,664)
Impairment of goodwill and other long-lived assets	$26	$—	$33,287	$27,220	$19,912
Restructuring	$2,386	$16,018	$46,495	$13,059	$14,474
Net gain on divestitures	$(4,546)	$(5,548)	$(100)	$(7,782)	$(4,271)
(3)
Net income (loss) attributable to UTStarcom Holdings Corp. for the years ended December 31, 2011, 2010 and 2009 included no significant non-operating income or expense items. In addition to the items included in the operating losses discussed above, net loss attributable to UTStarcom

  Holdings Corp. for the year ended December 31, 2008 included a $47.9 million gain from sale of certain investments and liquidation of investment in a variable interest entity. Net loss attributable to UTStarcom Holdings Corp. for the year ended December 31, 2007 included a $53.7 million gain from sale of certain investments. We incurred foreign exchange losses of $8.9 million and $9.9 million for the years ended December 31, 2011 and 2008, respectively, and foreign exchange gains of $8.0 million, $6.3 million and $4.6 million for the years ended December 31, 2010, 2009 and 2007, respectively.

  B.    Capitalization and Indebtedness

          Not applicable.

  C.    Reasons for the Offer and Use of Proceeds

          Not applicable.

  D.    Risk Factors

  FACTORS AFFECTING FUTURE OPERATING RESULTS

  RISKS RELATED TO OUR BUSINESS

  We have a history of operating losses and may not have sufficient liquidity to execute our business plan or to continue our operations without obtaining additional funding or selling additional securities. Our ability to obtain additional funding or obtain them under commercially reasonable terms is not assured and we may not be able to issue additional securities.

          We reported net income attributable to UTStarcom Holdings Corp. of $13.4 million for the year ended December 31, 2011, compared to net loss of $65.1 million and $225.7 million for the years ended December 31, 2010 and 2009, respectively. At December 31, 2011 we had an accumulated deficit of $1,118.9 million and used $41.7 million of cash in operations during the year ended December 31, 2011.

          Our management has developed liquidity plans and has been implementing such plans through the sale of our facility in Hangzhou, China for approximately $138.8 million in December 2009. See Notes 7 and 9 to our Consolidated Financial Statements, included under Part III, Item 18 of this Annual Report on Form 20-F. We entered into two credit facilities totaling $29.4 million in the second quarter of 2010 which could be used for the issuance of certain letters of credit and guarantees, and both expired in the second quarter of 2011. In the third quarter of 2011, we obtained one accounts-receivable factoring line of $4.6 million which can be used for recourse factoring on accounts receivable from one specified customer. The factoring line expires twelve months from the issuance date in August 2012. At December 31, 2011, we were in compliance with the debt covenant under the factoring line and there was no amount drawn-down under such factoring line. As a result, management believes we will have sufficient liquidity in 2012 to finance our anticipated operations and capital expenditure requirements, as well as achieve projected cash collections from customers and contain expenses and cash used in operations. However, achievement of such operating performance is not assured and management expects to continue to implement our liquidity plans, which include reducing operating expenses and improving cash collections or receivable turnover. If we cannot successfully implement our liquidity plans, it may be necessary for us to make significant changes to our business plan in order to maintain adequate liquidity. In addition, various other matters may impact our liquidity such as:

  •
  inability to achieve planned operating results that could increase liquidity requirements beyond those considered in our business plan;

  •
  our growth initiatives which could increase liquidity requirements beyond those considered in our business plan;

  •
  changes in financial market conditions or our business condition that could limit our access to existing credit facilities or make new financings more costly or even unfeasible; and

  •
  changes in China's currency exchange control regulations that could limit our ability to access cash in China to meet liquidity requirements for our operations in China or elsewhere.

        Although management has developed liquidity plans, we may have difficulty maintaining existing relationships, or developing new relationships, with suppliers or vendors as a result of our financial condition. Our suppliers or vendors could choose to provide supplies or services to us on more stringent payment terms than those currently in place, such as by requiring advance payment or payment upon delivery of such supplies or services, which would have an adverse impact on our short-term cash flows. As a result, our ability to retain current customers, attract new customers and maintain contracts that are critical to our operations may be adversely affected.

        If we cannot meet our liquidity needs through improved operating results, we may need to obtain additional financing from financial institutions. However, we cannot be assured that we will be able to obtain loans or obtain them under commercially reasonable terms. We may also have to sell additional securities to meet our liquidity needs, but our ability to sell our securities is not assured. In addition, any additional issuance of securities would dilute the ownership of our shareholders.

Our cost-reduction initiatives and restructuring plans may not result in anticipated savings or more efficient operations. Our restructuring may disrupt our operations and adversely affect our operations and financial results.

        On June 11, 2009, we announced a restructuring of our worldwide operations in an effort to accelerate our return to profitability, strategically align our cost structure with expected revenues and reallocate resources into areas of our business that we believe have more growth potential. In February 2010, we announced that we would move our headquarters from California to Beijing, China, and we undertook an initiative to transition certain key functions, including our headquarters and finance, to China in order to eliminate functional duplication and reduce operating expenses. Throughout 2010 and 2011, we continued to execute our restructuring strategies. On June 24, 2011, we completed the Merger which changed our place of incorporation from the United States to the Cayman Islands. By reincorporating to a jurisdiction outside the United States, we qualified as a "foreign private issuer" under the rules and regulations of the Securities and Exchange Commission, or the SEC, and thereby reduced our operational, administrative, legal and accounting costs. We have substantially completed our restructuring efforts as of the end of 2011. However, our restructuring plans may fail to improve our results of operations and cash flows as we anticipated. Our inability to realize the benefits of our cost-reduction initiatives and restructuring plans may result in an ineffective business structure that could negatively impact our results of operations. In addition to costs related to severance and other employee-related costs, our restructuring plans may also subject us to litigation risks and expenses.

        Our restructuring plans may have other adverse consequences, such as employee attrition beyond our planned reduction in workforce, the loss of employees with valuable knowledge or expertise, a negative impact on employee morale, or a gain in competitive advantage by our competitors over us. The restructuring may place increased demands on our personnel and could adversely affect our ability to attract and retain talent, develop and enhance our products and services, service existing customers, achieve our sales and marketing objectives and perform our accounting, finance and administrative functions.

        We may undertake future cost-reduction initiatives and restructuring plans that may adversely impact our operations, and if we do not realize all of the anticipated benefits of our prior or any future restructurings, our operations and financial results could be adversely affected.

Market turmoil may negatively impact our business.

        Disruptions in orderly financial markets, resulting from, among other factors, severely diminished liquidity, credit availability and volatile and declining valuations of securities and other investments, have caused business and consumer confidence to ebb, business activities to slowdown, and unemployment to increase. These factors along with the interconnectivity and interdependency of international economies have created a global downturn in economic activity.

        We are unable to predict how long the economic downturn will last. A continuing economic downturn may adversely impact our business in a number of ways, such as:

  •
  Reduced demand for our products and services.  In a period of economic uncertainty customers may adopt a strategy of deferring purchases to upgrade existing systems or deployment of new systems until the recoverability of their investment would be more assured. In addition, customers who must finance their capital expenditures by issuance of debt or equity securities may find the securities markets unavailable to them.

  •
  Increased pricing pressure and lower margins.  Our competitors include a number of global enterprises of relatively greater size in terms of revenues, working capital, financial resources and number of employees, and our customers are telecommunication service providers who typically are owned, controlled, or sponsored by governments. If the size of our potential markets contract due to the global economic downturn, competition for available contracts may become more intense which could require us to offer or accept pricing, payment, or local content terms which are less favorable to remain competitive. In some cases we might be unwilling or unable to compete for business where competitive pressures make a potential opportunity unprofitable to us.

  •
  Greater difficulty in collecting accounts receivable.  Many of our telecommunication carrier customers are either owned or controlled by governments and any changes in such governments' policies concerning the authorization or funding of payments for capital expenditures could lengthen our cash collection cycle and thereby cause our liquidity to deteriorate. Additionally, while the vast majority of our net sales are to such large, well-capitalized telecommunication carriers, some sales are made to distributors or other customers whose financial resources may be more subject to rapid decline, which could expose us to losing sales, delaying revenue recognition or accepting greater collection risks due to credit quality issues.

  •
  Greater difficulty in obtaining purchased goods and services.  We expect that many of our suppliers will face the same or more challenging circumstances as we face in the current economic downturn, which could result in an adverse effect on our cash flows and liquidity. Some suppliers or vendors could choose to provide supplies or services to us on more stringent payment terms than those currently in place, such as by requiring advance payment or payment upon delivery of such supplies or services. Additionally, some suppliers might experience a worsening financial condition causing them to either withdraw from the market or be unable to meet our expected timing for the receipt of goods ordered from them, either of which condition in turn could adversely affect our ability to serve our customers and lengthen the cycle time for transforming customer orders into cash receipts. Additionally if it is necessary to seek alternative sources of supply, the effects on our costs, cycle time for cash collections, and customer satisfaction would become uncertain.

  •
  Additional restructuring and asset impairment charges.  If we are unable to generate the level of new contract bookings, revenues, and cash flow contemplated by our business plan, management will be forced to take further action to focus our business activities and align our cost structure with anticipated revenues. These actions, if necessary, could result in additional restructuring charges and/or asset impairment charges being recognized in 2012 and beyond.

Changes in our management may cause uncertainty in, or be disruptive to, our business. Certain of our directors and management team members have been with us in those capacities for only a short time.

        We have experienced significant changes in our management and our Board of Directors. For example, we appointed our Corporate Controller and Vice President of Finance as our Chief Financial Officer in August 2011. Additionally, in November 2011, the chairman of our Board of Directors resigned effective as of March 31, 2012 and one new director was added to our Board of Directors. In December 2011, another director resigned as of December 31, 2011 and a director was appointed as the lead independent director of our Board of Directors. Although we have endeavored to implement any director and management transition in as non-disruptive a manner as possible, any such transition might impact our business, and give rise to uncertainty among our customers, investors, vendors, employees and others concerning our future direction and performance. This could adversely affect our business, financial condition, results of operations and cash flows, and our ability to execute our business model could be impaired.

        In addition, because we have members of management and our Board of Directors serving in their capacity as such for only a short duration, we face the additional risks that these persons:

  •
  have limited familiarity with our past practices;

  •
  lack experience in communicating effectively within the team and with other employees;

  •
  lack settled areas of responsibility; and

  •
  lack an established track record in managing our business strategy.

We have a rapidly evolving business model, and if our new product and service offerings fail to attract or retain customers or generate revenue, our growth and operating results could be harmed.

        We have a rapidly evolving business model and are regularly exploring entry into new market segments and introduction of new products, features and services with respect to which we may have limited experience. In the past, we have added additional types of services and product offerings, and in some cases, we have modified or discontinued those offerings. For example, as part of our transition to being a provider of media operation support services, we recently launched our next generation video service cloud platform and several commercial applications associated with this platform. We may continue to try to offer additional types of products or services, and we cannot offer any assurance that any of them will be successful. The additions and modifications to our business have increased the complexity of our business and may present new and significant technological challenges, strain on our management, personnel, operations, systems, technical performance, financial resources, and internal financial control and reporting functions. The future viability of our business will depend on the success of the new business model and our new product and service offerings, and if they fail to attract or retain customers or generate revenue, our growth and operating results could be negatively affected.

Our overall financial performance continues to depend in large part on our China subsidiaries.

        Approximately 49% of our sales were generated in China in 2011, as compared to approximately 57% and 46% of our sales in 2010 and 2009, respectively. Subsequent to the divestiture of PCD in July 2008, China now accounts for a larger portion of our overall sales. We have made substantial investments in China and, therefore, our business, financial condition and results of operations are to a significant degree subject to economic, political, legal and social developments and other events in China. If our business in China declines, our financial condition, results of operations and cash flows may be significantly harmed. See Part I, Item 3.D entitled "Risk Factors—Risks Relating to Conducting Business in China" of this Annual Report on Form 20-F.

We may be unable or unwilling to accept additional purchase orders from existing clients, which could damage our relationships with such clients and lead to legal and financial consequences which could harm our business.

        Due to liquidity constraints or other strategic factors, we may from time to time be unable or unwilling to accept additional purchase orders from existing clients. If an existing customer places a purchase order with us that we then refuse to accept, our relationship with such customer may be harmed. Moreover, any refusal or inability by us to accept additional purchase orders may result in legal claims by our customers, reduced collections from previous purchase orders and financial penalties, which could distract our management and harm our business. Certain of our contracts have significant performance bank guarantees that, subject to the terms in the contracts, may be paid to the customer in the event of a default by us in addition to any other remedies it may have.

Adverse resolution of pending civil litigation may harm our operating results or financial condition.

        We are a party to lawsuits in the normal course of our business. The litigation is, and any future additional litigation could be, time consuming and expensive, could divert our management's attention away from our regular business, and if any one of these lawsuits is adversely resolved against us, could have a material adverse effect on our financial condition and liquidity. Moreover, the results of complex legal proceedings are difficult to predict. For additional information regarding certain matters in which we are involved, see Part I, Item 8 entitled "Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings" of this Annual Report on Form 20-F.

Our future product sales are unpredictable and, as a result, our operating results are likely to fluctuate from quarter to quarter.

        Our quarterly and annual operating results have fluctuated in the past and are likely to fluctuate in the future due to a variety of factors, some of which are outside of our control. Factors that may affect our future operating results include:

  •
  the timing and size of the orders for our products;

  •
  consumer acceptance of new products we may introduce to market;

  •
  changes in the growth rate of customer purchases of communications services;

  •
  the lengthy and unpredictable sales cycles associated with sales of our products;

  •
  unpredictable revenue recognition, which is based primarily on customer acceptance of delivered products;

  •
  cancellation, deferment or delay in implementation of large contracts;

  •
  quality issues resulting from the design or manufacture of the products, or from the software used in the products;

  •
  cash collection cycles in China and other emerging markets;

  •
  reliance on product, software and component suppliers who may constitute a sole source of supply or may have going concern issues;

  •
  the decline in business activity we typically experience during the Chinese Lunar New Year, which leads to decreased sales and collections during our first fiscal quarter;

  •
  issues that might arise from divestiture of non-core assets or operations or the integration of acquired entities and the inability to achieve expected results from such divestitures or acquisitions;

  •
  shifts in our product mix or market focus; and

  •
  availability of adequate liquidity to implement our business plan.

        As a result of these and other factors, period-to-period comparisons of our operating results are not necessarily meaningful or indicative of future performance. In addition, the factors noted above may make it difficult for us to forecast our future financial performance. Furthermore, it is possible that in some future quarters our operating results will fall below our internal forecasts, public guidance or the expectations of securities analysts or investors. If this occurs, the trading price of our ordinary shares could decline.

Competition in our markets may lead to reduced prices, revenues and market share.

        We face intense competition, and will continue to face intense competition, from both domestic and international companies in our target markets, many of which may operate under lower cost structures and have much larger sales forces than we do. Additionally, other companies not presently offering competing products may also enter our target markets. Many of our competitors have significantly greater financial, technical, product development, sales, marketing and other resources than we do. As a result, our competitors may be able to respond more quickly to new or emerging technologies and changes in service provider requirements. Our competitors may also be able to devote greater resources than we can to the development, promotion and sale of new products. These competitors may be able to offer significant financing arrangements to service providers, which may give them a competitive advantage in selling systems to service providers with limited financial resources. In many of the developing markets in which we operate or intend to operate, relationships with local governmental telecommunications agencies are important to establish and maintain through permissible means. In many such markets, our competitors may have or be able to establish better relationships with local governmental telecommunications agencies than we have, which could result in their ability to influence governmental policy formation and interpretation to their advantage. Additionally, our competitors might have better relationships with their third party suppliers and obtain component parts at reduced rates, allowing them to offer their end products at reduced prices. Moreover, the telecommunications and data transmission industries have experienced significant consolidation, and we expect this trend to continue. If we have fewer significant customers, we may be more reliant on such large customers and our bargaining position and profit margins may suffer.

        Increased competition is likely to result in price reductions, reduced gross profit as a percentage of net sales and loss of market share, any one of which could materially harm our business, cash flows and financial condition if extended losses were incurred. In order to be competitive, we must continually reduce the cost of manufacturing our products through design and engineering changes and other cost control measures. We may not be successful in these efforts or in delivering our products to market in a timely manner. In addition, any redesign may not result in sufficient cost reductions to allow us to reduce the prices of our products to remain competitive or to improve or maintain our gross profit as a percentage of net sales, which would cause our financial results to suffer.

        To meet competitive offerings we may accept contracts with low profitability or even enter into contracts with anticipated losses if we believe it is necessary to establish a relationship with a customer or a presence in a market that we consider important to our strategy. Accepting a contract with an anticipated loss requires us to recognize a provision for the entire loss in the period in which it becomes evident rather than in later periods in which contract performance occurs. Accepting contracts with low gross margins adversely affects our reported results when the revenues from such contracts are recognized; in some cases revenue recognition must be deferred until all revenue recognition criteria have been met, and this would result in recognizing the adverse effects of low gross margin contracts in periods subsequent to when contract performance occurred.

The average selling prices of our products may decrease, which may reduce our revenues and our gross profit.

        The average selling prices for communications access and switching systems and handsets have historically declined as a result of a number of factors, including:

  •
  increased competition;

  •
  aggressive price reductions by competitors;

  •
  rapid technological change; and

  •
  constant change in customer buying behavior and market trends.

        The average selling prices of our products may continue to decrease in the future in response to product introductions by us or our competitors or other factors, including price pressures from customers. Certain of our products, including wireless handsets, historically have had low gross profit margins, and any further deterioration of our profit margins on such products could result in losses with respect to such products. Therefore, we must continue to develop, source and introduce new products and enhancements to existing products that incorporate features that can be sold at higher average selling prices. Failure to do so, or the failure of consumers or our direct customers to accept such new products, could cause our revenues and gross profit to decline.

Our market is subject to rapid technological change, and to compete effectively, we must continually introduce new products and product enhancements that achieve market acceptance.

        The market for communications equipment is characterized by rapid technological developments, frequent new product introductions, changes in consumer preferences and evolving industry and regulatory standards. Our success will depend in large part on our ability to enhance our technologies and develop and introduce new products and product enhancements that anticipate changing service provider requirements, technological developments and evolving consumer preferences. We may need to make substantial capital expenditures and incur significant R&D costs to develop and introduce new products and enhancements. If we fail to develop and introduce new products or enhancements to existing products that effectively respond to technological change on a timely basis, our business, financial condition and results of operations could be materially adversely affected. Certain of our products have a short product life. Moreover, from time to time, our competitors or we may announce new products or product enhancements, technologies or services that have the potential to replace or shorten the life cycles of our products and that may cause customers to defer purchasing our existing products, resulting in charges for inventory obsolescence reserves. Future technological advances in the communications industry may diminish or inhibit market acceptance of our existing or future products or render our products obsolete. Even if we are able to develop and introduce new products, they may not gain market acceptance. Market acceptance of our products will depend on various factors, including:

  •
  our ability to obtain necessary approvals from regulatory organizations within the countries in which we operate and for any new technologies that we introduce;

  •
  the length of time it takes service providers to evaluate our products, causing the timing of purchases to be unpredictable;

  •
  the compatibility of our products with legacy technologies and standards existing in previously deployed network equipment;

  •
  our ability to attract customers who may have pre-existing relationships with our competitors;

  •
  product pricing relative to performance;

  •
  the level of customer service available to support new products; and

  •
  the timing of new product introductions meeting demand patterns.

        If our products fail to obtain market acceptance in a timely manner, our business and results of operations could suffer.

We depend on a third party contract manufacturer for the manufacture and supply of our products. If we cannot secure from our contract manufacturer timely delivery of our products, high quality manufacture, or competitive prices, or if our contract manufacturer ceases to exist, then our competitive position, reputation and business could be harmed.

        On January 23, 2010, we, through our wholly owned subsidiary, UTStarcom Telecom Co., Ltd. signed a Manufacturing Agreement with a contract manufacturer, effective as of December 31, 2009. The Manufacturing Agreement has an initial term of one year, with automatic renewals of one year terms unless notice is provided 90 days prior to the end of the then-current term. The Manufacturing Agreement may be terminated for cause and either party may terminate the agreement for convenience with prior notice of six months. Under the Manufacturing Agreement, the contract manufacturer provides full electronics manufacturing services, including manufacturing, assembly and support, for our broadband, IPTV and next-generation network, or NGN, solutions products previously manufactured through our Hangzhou, China facility. The contract manufacturer also provides new product introduction support, material sourcing and procurement, printed circuit board assembly, system integration and testing, final pack-out and delivery of products under the Manufacturing Agreement. There is no minimum annual requirement under the terms of the Manufacturing Agreement; however, we are required to provide a four-month rolling forecast and we are obligated to purchase one month of the four-month rolling forecast. For the remaining three months of the then-current four month rolling forecast, we are obligated to pay for any components on our bill of materials ordered, which are not passive components and are non-cancellable, and we may also be obligated to buy back excess inventory and obsolete inventory.

        Our growth and ability to meet customer demands depend in part on our ability to obtain timely deliveries of quality products from our contract manufacturers. The fact that we do not own or operate the bulk of our manufacturing facilities and that we are reliant on our contract manufacturer could have an adverse impact on the supply of our products and on our business and operating results, and subjects us to the following risks:

  •
  failure to receive timely delivery of our products could cause delay in our ability to timely fulfill customer orders;

  •
  failure to receive good quality products from our contract manufacturer could affect our ability to fulfill customer orders and damage our relationship with our customers;

  •
  failure to estimate customer demand and properly place product orders could result in excess inventory or insufficient inventory;

  •
  any financial problems of either our contract manufacturer or their component suppliers could either limit the products we receive or increase our costs;

  •
  reservation of manufacturing capacity at our contract manufacturer by other companies could either limit supply or increase costs; and

  •
  we are otherwise unable to realize the efficiencies anticipated when we decided to outsource our manufacturing.

        Supply chain issues, including financial problems of our contract manufacturer or their component suppliers, or a shortage of adequate component supply or manufacturing capacity could increase our costs or cause a delay in our ability to fulfill orders and have an impact on our customers and could have an adverse effect on our business and operating results and gross margins. A reduction or interruption in supply, a significant increase in the price of one or more components, a failure to authorize adequate procurement of inventory by our contract manufacturer, a failure to cancel, reschedule or adjust our requirements appropriately based on our business needs, or a decrease in demand for our products could materially adversely affect our business, operating results, and financial condition and could materially damage our customer relationships. If our contract manufacturer ceases to do business, our revenue and gross margins could suffer until another contract manufacturing source can be developed. Our operating results could also be adversely affected if, anticipating greater demand than actually develops, we commit to the purchase of more products than we need, or if we fail to estimate customer demand adequately, resulting in a lack of products to sell to customers, either of which is more likely to occur in a period of demand uncertainties such as we are currently experiencing. We may not be able to diversify sources in a timely manner, which could harm our ability to deliver products to customers and seriously impact present and future sales.

We purchase certain key components and materials used in our products from authorized distributors of sole source suppliers. If we cannot secure adequate supplies of high quality products at competitive prices or in a timely manner, our competitive position, reputation and business could be harmed.

        We purchase certain key components and materials, such as chipsets, used in our products from authorized distributors of sole source suppliers. We do not have direct contractual arrangements with the sole source suppliers of chipsets used in our products. If we are unable to obtain high-quality components and materials in the quantities required and at the costs specified by us, we may not be able to find alternative sources on favorable terms, in a timely manner, or at all. Our inability to obtain or to develop alternative sources if and as required could result in delays or reductions in manufacturing or product shipments. From time to time, there could be shortages of certain products or components. Moreover, the components and materials we purchase may be inferior quality products. If an inferior product supplied by a third party is embedded in our end product and causes a problem, it might be difficult to identify the source of the problem as being due to the component parts. If any of these events occur, our competitive position, reputation and business could suffer.

        Our ability to source a sufficient quantity of high-quality, cost-effective components used in our products may also be limited by import restrictions and duties in the foreign countries in which we manufacture our products. We require a significant number of imported components to manufacture our products, and imported electronic components and other imported goods used in the operation of our business may be limited by a variety of permit requirements, approval procedures, patent infringement claims, import duties and licensing requirements. Moreover, import duties on such components increase the cost of our products and may make them less competitive.

Our multinational operations strain our resources and subject us to various economic, political, regulatory and legal risks.

        We market and sell our products globally. Our existing multinational operations require significant management attention and financial resources. To continue to manage our global business, we will need to continue to take various actions, including:

  •
  enhancing management information systems, including forecasting procedures;

  •
  further developing our operating, administrative, financial and accounting systems and controls;

  •
  managing our working capital and sources of financing;

  •
  maintaining close coordination among our engineering, accounting, finance, marketing, sales and operations organizations;

  •
  successfully consolidating a number of functions in China to eliminate functional duplication;

  •
  retaining, training and managing our employee base;

  •
  reorganizing our business structure to allocate and utilize our internal resources more effectively;

  •
  improving and sustaining our supply chain capability; and

  •
  managing both our direct and indirect sales channels in a cost-efficient and competitive manner.

        If we fail to implement or improve systems or controls or to manage any future growth and transformation effectively, our business could suffer.

        Furthermore, multinational operations are subject to a variety of risks, such as:

  •
  the complexity of complying with a variety of foreign laws and regulations in each of the jurisdictions in which we operate;

  •
  the complexity of complying with anti-corruption laws in each of the jurisdictions in which we operate. These include United States regulations for foreign operations, such as the Foreign Corrupt Practices Act, as well as the anti-bribery and anti-corruption laws of China and India where we conduct substantial operations. There is rigorous enforcement of anti-corruption laws in the United States and in China, and the violation of these laws may result in substantial monetary and even criminal sanctions;

  •
  difficulty complying with continually evolving and changing global product and communications standards and regulations for both our end products and their component technology;

  •
  market acceptance of our new products, including longer product acceptance periods in new markets into which we enter;

  •
  reliance on local original equipment manufacturers, third party distributors, resellers and agents to effectively market and sell our products;

  •
  unusual contract terms required by customers in developing markets;

  •
  changes to import and export regulations, including quotas, tariffs, licensing restrictions and other trade barriers;

  •
  the complexity of compliance with complex and varying taxation requirements of multiple jurisdictions;

  •
  evolving and unpredictable nature of the economic, regulatory, competitive and political environments;

  •
  reduced protection for intellectual property rights in some countries;

  •
  longer accounts receivable collection periods; and

  •
  difficulties and costs of staffing, monitoring and managing multinational operations, including but not limited to internal controls and compliance.

        In addition, many of the global markets are less developed, presenting additional economic, political, regulatory and legal risks unique to developing economies, such as the following:

  •
  customers that may be unable to pay for our products in a timely manner or at all;

  •
  new and unproven markets for our products and the telecommunications services that our products enable;

  •
  lack of a large, highly trained workforce;

  •
  difficulty in controlling local operations from our headquarters;

  •
  variable ethical standards and an increased potential for fraud;

  •
  unstable political and economic environments; and

  •
  lack of a secure environment for our personnel, facilities and equipment.

        In particular, these factors create the potential for physical loss of inventory and misappropriation of operating assets. We have in the past experienced cases of vandalism and armed theft of our equipment that had been or was being installed in the field. If disruptions for any of these reasons become too severe in any particular market, it may become necessary for us to terminate contracts and withdraw from that market and suffer the associated costs and lost revenue.

Our success depends on continuing to hire and retain qualified personnel, including senior managers. If we are not successful in attracting and retaining these personnel and in managing key employee turnover, our business will suffer.

        The success of our business depends in significant part upon the continued contributions of key technical and senior management personnel, many of whom would be difficult to replace. The loss of a key employee, the failure of a key employee to perform satisfactorily in his or her current position or our failure to attract and retain other key technical and senior management employees could have a significant negative impact on our operations.

        Notwithstanding our recent workforce restructurings, to effectively manage our operations, we will need to recruit, train, assimilate, motivate and retain qualified employees, especially in China. Competition for qualified employees is intense, and the process of recruiting personnel in all fields, including technology, R&D, sales and marketing, administration and management with the combination of skills and attributes required to execute our business strategy can be difficult, time-consuming and expensive. We must continue to implement hiring and training processes that are capable of quickly deploying qualified local residents to support our products and services knowledgeably. Alternatively, if there is an insufficient number of qualified local residents available, we might incur substantial costs importing expatriates to service new global markets. For example, we have historically experienced and continue to experience difficulty finding qualified accounting personnel knowledgeable in both U.S. and Chinese accounting standards who are Chinese residents. In addition, we made changes within our senior management team in China. We have retained our key R&D talent, but may need to strengthen our China sales force through recruiting and training. If our current senior management in China cannot maintain and /or establish key relationships with customers, governmental entities and others in China, our business in China may decline significantly. If we fail to attract, hire, assimilate or retain qualified personnel, our business would be harmed. Our recent layoffs also have an adverse effect on our ability to attract and retain critical staff. Competitors and others have in the past, and may in the future, attempt to recruit our employees. In addition, companies in the telecommunications industry whose employees accept positions with competitors frequently claim that the competitors have engaged in unfair hiring practices. We may be the subject of these types of claims in the future as we seek to hire qualified personnel. Some of these claims may result in material litigation and disruption to our operations. We could incur substantial costs in defending ourselves against these claims, regardless of their merit.

Currency rate fluctuations may adversely affect our cash flow and operating results.

        Our business is subject to risk from changing foreign exchange rates because we conduct a substantial part of our business in a variety of currencies other than the U.S. Dollar. Historically, a substantial portion of our sales have been made in China and denominated in Renminbi, or RMB. We also have made significant sales denominated in Japanese Yen, Euros, and Indian Rupees. Additionally, we have exposures to emerging market currencies, which can have extreme currency volatility. Adverse movements in currency exchange rates may negatively affect our cash flow and operating results. For example, during 2008, we incurred an approximately $9.9 million net foreign currency loss attributed to adverse movements in currency exchange rates. Although we recognized a net foreign currency gain of $6.3 million and $8.0 million in 2009 and 2010, respectively, we recorded a $8.9 million net foreign currency loss in 2011. Although we could attempt to manage foreign currency exposures using forward and option contracts to hedge against the risk of foreign currency rate fluctuation in the eventual net cash inflows and outflows resulting from foreign currency denominated transactions with customers, suppliers, and non-U.S. subsidiaries, we are not currently hedging such transactions. Furthermore, we would be limited in our ability to hedge our exposure to rate fluctuations in certain currencies, including the RMB, on account of governmental currency exchange control regulations that restrict currency conversion and remittance.

        Thus, even if we engage in hedging activities in the future, there is no assurance that we would be successful in minimizing the impact of foreign currency fluctuations. As a result, fluctuations in foreign currencies may have a material impact on our business, results of operations and financial condition.

We may not be able to take advantage of acquisition opportunities or achieve the anticipated benefits of completed acquisitions.

        We have in the past acquired certain businesses, products and technologies. We will continue to evaluate acquisition prospects that would complement our existing product offerings, augment our market coverage, enhance our technological capabilities, or that may otherwise offer growth opportunities. To the extent we may desire to raise additional funds for purposes not currently included in our business plan, such as to take advantage of acquisition opportunities or otherwise develop new or enhanced products, respond to competitive pressures or raise capital for strategic purposes, there is no assurance that additional financing for these or other purposes would be available on acceptable terms or at all. If we raise additional funds through the issuance of equity securities, our shareholders will experience dilution of their ownership interest, and the newly issued securities may have rights superior to those of ordinary shares. If we raise additional funds by issuing debt, our ability to meet our debt service obligations will be dependent upon our future performance, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control, we may be subject to limitations on our operations, and our leverage may increase. In addition, acquisitions involve numerous risks, including difficulties in the assimilation of operations, technologies, products and personnel of the acquired company; failures in realizing anticipated synergies; diversion of management's attention from other business concerns; adverse effects on existing business relationships with customers; difficulties in retaining business relationships with suppliers and customers of the acquired company; risks of entering markets in which we have no direct or limited prior experience; the potential loss of key employees of the acquired company; unanticipated costs; difficulty in maintaining controls, procedures and policies during the transition and integration process; failure of our due diligence process to identify significant issues, including issues with respect to product quality, product architecture and legal and financial contingencies; product development; significant exit charges as impairment charges if products or businesses acquired are unsuccessful or do not perform as expected;potential future impairment of our acquisitions or investments; potential full or partial write-offs of acquired assets or investments and associated goodwill; potential expenses related to the amortization of intangible assets; and, in the case of the acquisition of financially troubled businesses, challenges as to the validity of such acquisitions from third party creditors of such businesses.

We may be unable to adequately protect the loss or misappropriation of our intellectual property, which could substantially harm our business.

        We rely on a combination of patents, copyrights, trademarks, trade secret laws and contractual obligations to protect our technology. We have patents issued in the United States and internationally and have pending patent applications internationally. Additional patents may not be issued from our pending patent applications, and our issued patents may not be upheld. In addition, we have, from time to time, chosen to abandon previously filed patent and trademark applications. Moreover, we may face difficulties in registering our existing trademarks in new jurisdictions in which we operate, and we may be forced to abandon or change product or service trademarks because of the unavailability of our existing trademarks or because of oppositions filed or legal challenges to our trademark filings. We cannot guarantee that the intellectual property protection measures that we have taken will be sufficient to prevent misappropriation of our technology or trademarks or that our competitors will not independently develop technologies that are substantially equivalent or superior to ours. In addition, the legal systems of many foreign countries do not protect or honor intellectual property rights to the same extent as the legal system of the United States. For example, in China, the legal system in general, and the intellectual property regime in particular, are still in the development stage. It may be very difficult, time-consuming and costly for us to attempt to enforce our intellectual property rights in these jurisdictions.

We may be subject to claims that we infringe the intellectual property rights of others, which could substantially harm our business.

        The industry in which we compete is moving towards aggressive assertion, licensing, and litigation of patents and other intellectual property rights. From time to time, we have become aware of the possibility or have been notified that we may be infringing certain patents or other intellectual property rights of others. Regardless of their merit, responding to such claims could be time consuming, divert management's attention and resources and cause us to incur significant expenses. In addition, although some of our supplier contracts provide for indemnification from the supplier with respect to losses or expenses incurred in connection with any infringement claim, certain contracts with our key suppliers do not provide for such protection. Moreover, certain of our sales contracts provide that we must indemnify our customers against claims by third parties for intellectual property rights infringement related to our products. There are no limitations on the maximum potential future payments under these guarantees. Therefore, we may incur substantial costs related to any infringement claim, which may substantially harm our results of operations and financial condition.

        We have been and may in the future become subject to litigation to defend against claimed infringements of the rights of others or to determine the scope and validity of the proprietary rights of others. Future litigation may also be necessary to enforce and protect our patents, trade secrets and other intellectual property rights. Any intellectual property litigation or threatened intellectual property litigation could be costly, and adverse determinations or settlements could result in the loss of our proprietary rights, subject us to significant liabilities, require us to seek licenses from or pay royalties to third parties which may not be available on commercially reasonable terms, if at all, and/or prevent us from manufacturing or selling our products, which could cause disruptions to our operations.

        In the event that there is a successful claim of infringement against us and we fail to develop non-infringing technology or license the proprietary rights on commercially reasonable terms and conditions, our business, results of operations and financial condition could be materially and adversely impacted.

We are subject to risks related to our financial and strategic investments in third party businesses.

        From time to time we make financial and/or strategic investments in third party businesses. We cannot be certain that such investments will be successful. In certain instances we have lost part or all of the value of such investments, resulting in a financial loss and/or the loss of potential strategic opportunities. If we have to write-down or write-off such investments, or if potential strategic opportunities do not develop as planned, our financial performance may suffer. Moreover, these investments are often illiquid, such that it may be difficult or impossible for us to monetize such investments.

We could incur asset impairment charges for goodwill, intangible assets or other long-lived assets, which could negatively affect our future operating results and financial condition.

        We have goodwill, intangible assets and other long-lived assets, the value of which may decrease, or be impaired, over time. We are required to perform periodic assessments for any possible impairment of our goodwill, intangible assets and other long-lived assets for accounting purposes. We test goodwill for impairment during the fourth quarter of each fiscal year, or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. These events or circumstances include unfavorable variances from established business plans, significant changes in forecasted results or volatility inherent in external markets and industries. We review the recoverability of the carrying value of long-lived assets held and used and long-lived assets to be disposed of whenever events or changes in circumstances indicate that the carrying value of the assets or asset groups may not be recoverable. For example, in the fiscal year ended December 31, 2009, we recorded impairment charges of $33.3 million related to long-lived assets. Any such charge may adversely affect our operating results and financial condition.

        When determining whether an asset impairment has occurred or calculating such impairment for goodwill, an intangible asset or other long-lived asset, fair value is determined using the present value of estimated cash flows or comparable market values. Our valuation methodology requires management to make judgments and assumptions based on projected future cash flows, the timing of such cash flows, discount rates reflecting the risk inherent in future cash flows, perpetual growth rates, the determination of appropriate comparable entities and the determination of whether a premium or discount should be applied to these comparable entities. Projections of future operating results and cash flows may vary significantly from actual results. Changes in estimates and/or revised assumptions impacting the present value of estimated future cash flows or comparable market values may result in a decrease in fair value of a reporting unit, where goodwill is tested for impairment, or a decrease in fair value of intangible assets, long-lived assets or asset groups. For example, we may face a risk of potential impairment of goodwill and intangible assets if we fail to achieve our financial forecasts with respect to our new Internet TV business, our acquisitions or investments. The decrease in fair value could result in a non-cash impairment charge.

Wireless handset products previously sold by us are subject to a wide range of environmental, health and safety laws, and may expose us to potential health and environmental liability claims.

        Handset products previously sold by us are subject to a wide range of environmental, health and safety laws, including laws relating to the use, disposal and clean up of, and human exposure to, hazardous substances. There have been claims made alleging a link between the use of wireless handsets and the development or aggravation of certain cancers, including brain cancer. The scientific community is divided on whether there is a risk from wireless handset use, and if so, the magnitude of the risk. Even if there is no link established between wireless handset use and cancer, the negative publicity and possible litigation could have a material adverse effect on our business. In the past, several plaintiffs' groups have brought class actions against wireless handset manufacturers and distributors, alleging that wireless handsets have caused cancer. To date, we have not been named in any of these actions and none of these actions have been successful. In the future we could incur substantial costs in defending ourselves against similar claims, regardless of their merit. Also, claims may be successful in the future and may have a material adverse effect on our financial condition.

        Furthermore, there have been claims made alleging a link between the use of Bluetooth enabled mobile phone handsets and noise-induced hearing loss. To date, we have not been named in any of these actions. In the future we could incur substantial costs in defending ourselves against similar claims, regardless of their merit. Also, claims may be successful in the future and may have a material adverse effect on our financial condition.

We are subject to a wide range of environmental, health and safety laws and efforts to comply with such laws may be costly and may adversely impact our financial performance.

        Our operations and the products we manufacture and/or sell are subject to a wide range of global environmental, health and safety laws. Compliance with existing or future environmental, health and safety laws could subject us to future costs, liabilities, impact our production capabilities, constrict our ability to sell, expand or acquire facilities and generally impact our financial performance. Some of these laws relate to the use, disposal, clean up of, and exposure to, hazardous substances. Over the last several years, the European Union, or the EU, countries have enacted environmental laws regulating electronic products. For example, beginning July 1, 2006, our products have been subject to laws that mandate the recycling of waste in electronic products sold in the EU and that limit or prohibit the use of certain substances in electronic products. Other countries outside of Europe are expected to adopt similar laws. We may incur additional expenses to comply with these laws.

Product defect or quality issues may divert management's attention from our business and/or result in costs and expenses that could adversely affect our operating results.

        Product defects or performance quality issues could cause us to lose customers and revenue or to incur unexpected expenses. Many of our products are highly complex and may have quality deficiencies resulting from the design or manufacture of such product, or from the software or components used in the product. Often these issues are identified prior to the shipment of the products and may cause delays in market acceptance of our products, delays in shipping products to customers, or the cancellation of orders. In other cases, we may identify the quality issues after the shipment of products. In such cases, we may incur unexpected expenses and diversion of resources to replace defective products or correct problems. Such pre-shipment and post-shipment quality issues could result in delays in the recognition of revenue, loss of revenue or future orders, and damage to our reputation and customer relationships. In addition, we may be required to pay damages for failed performance under certain customer contracts, and may receive claims from customers related to the performance of our products.

Business interruptions could adversely affect our business.

        Our operations are vulnerable to interruption by fire, earthquake, power loss, telecommunications failure, external interference with our information technology systems, incidents of terrorism and other events beyond our control that affect us, either directly or indirectly through one or more of our key suppliers. Also, our operations and markets in China and Japan are located in areas prone to earthquakes. We do not have a detailed disaster recovery plan, and the occurrence of any events like these that disrupt our business could harm our business and operating results.

We may suffer losses with respect to equipment held at customer sites, which could harm our business.

        We face the risk of loss relating to our equipment held at customer sites. In some cases, our equipment held at customer sites is under contract, pending final acceptance by the customer. We generally do not hold title or risk of loss on such equipment, as title and risk of loss are typically transferred to the customer upon delivery of our equipment. However, we do not recognize revenue and accounts receivable with respect to the sale of such equipment until we obtain acceptance from the customer. If we do not obtain final acceptance, we may not be able to collect the contract price or recover this equipment or its associated costs. In other cases, particularly in China, where governmental approval is required to finalize certain contracts, inventory not under contract may be held at customer sites. We hold title and risk of loss on this inventory until the contracts are finalized and, as such, are subject to any losses incurred resulting from any damage to or loss of this inventory.

        If our contract negotiations fail or if the government of China otherwise delays approving contracts, we may not recover or receive payment for this inventory. Moreover, our insurance may not cover all losses incurred if our inventory at customer sites not under contract is damaged or misappropriated prior to contract finalization. If we incur a loss relating to inventory for any of the above reasons, our financial condition, cash flows, and operating results could be harmed.

The failure of our enhanced version of our enterprise resource planning system to operate appropriately could result in material financial misstatements and/or cause delays in our filings.

        Since 2009, we have continued to implement and enhance modules of our enterprise resource planning system. We depend on this system in order to timely and accurately process and report key components of our results of operations, financial position and cash flows. We and our shareholders are subject to the risks associated with late filings, material misstatements to the quarterly and annual consolidated financial statements and/or financial restatements, any of which could cause investors to lose confidence in our reported financial information and lead to a decline in our share price, if the enterprise planning system fails to operate appropriately.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on our business and share price.

        We are subject to reporting obligations under the United States securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires that we establish and maintain an effective internal control structure and procedures for financial reporting and include a report of management on our internal control over financial reporting in our annual report. Our Annual Report on Form 20-F must contain an assessment by management of the effectiveness of our internal control over financial reporting and must include disclosure of any material weaknesses in internal control over financial reporting that we have identified. In addition, our independent registered public accounting firm must attest to the effectiveness of our internal control over financial reporting.

        We have in the past and as of December 31, 2010 identified material weaknesses in our internal control over financial reporting and have concluded that our internal controls over financial reporting were not effective as of December 31, 2010. During the year 2011, the material weaknesses have been successfully remediated, and no additional material weaknesses were identified as of December 31, 2011. The requirements of Section 404 of the Sarbanes-Oxley Act are ongoing and also apply to future years. We expect that our internal control over financial reporting will continue to evolve as we continue in our efforts to transform our business. Although we are committed to continue to improve our internal control processes and we will continue to diligently and vigorously review our internal control over financial reporting in order to ensure compliance with the Section 404 requirements, any control system, regardless of how well designed, operated and evaluated, can provide only reasonable, not absolute, assurance that its objectives will be met. In addition, successful remediation of the noted control deficiencies is dependent on our ability to hire and retain qualified personnel. Therefore, we cannot be certain that we will be able to successfully remediate our existing material weaknesses or that in the future additional material weaknesses or significant deficiencies will not exist or otherwise be discovered.

RISKS RELATING TO CONDUCTING BUSINESS IN CHINA

Uncertainties with respect to China's economic, political and social condition, as well as government policies, could adversely affect our business and results of operations.

        A significant portion of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China's economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. While the People's Republic of China, or the PRC, economy has experienced significant growth in the past 20 years, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various economic and political policies and laws and regulations to encourage economic development and guide the allocation of resources. Any adverse changes to these policies of the PRC government or the laws and regulations of the PRC, or other factors detrimental to China's economic development, could have a material adverse effect on the overall economic growth of China, which could adversely affect our business. For example, from time to time, the PRC government implements monetary, credit and other policies or otherwise makes efforts to slow the pace of growth of the PRC economy, which could result in decreased capital expenditures by our end customers in China, reduce their demand for our products, and adversely affect our business and results of operations.

Our business is subject to government regulation and benefits from certain government incentives, and changes in these regulations or incentives could adversely affect our business and results of operations.

        The PRC government has broad discretion and authority to regulate the technology industry in China. China's government has also implemented policies from time to time to regulate economic expansion in China. In addition, the PRC government continues to play a significant role in regulating industrial development. It also exercises significant control over China's economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. New regulations or the readjustment of previously implemented regulations could require us to change our business model, increase our costs or limit our ability to sell products and conduct activities in China, which could adversely affect our business and results of operations.

        In addition, the PRC government and provincial and municipal governments and other similar authorities have provided and may from time to time in the future provide various incentives to domestic companies in the semiconductor industry, including our Company, in order to encourage development of the industry. Such incentives include tax rebates, reduced tax rates, favorable lending policies and other measures. Any of these incentives could be reduced or eliminated by governmental authorities at any time in the future. Any such reduction or elimination of incentives currently provided to us could adversely affect our business and results of operations.

China's governmental and regulatory reforms may impact our ability to do business in China.

        Since 1978, the Chinese government has been in a state of evolution and reform. The reforms have resulted in and are expected to continue to result in significant economic and social development in China. Many of the reforms are unprecedented or experimental and may be subject to change or readjustment due to a variety of political, economic and social factors. Multiple government bodies are involved in regulating and administering affairs in the telecommunications and information technology industries, among which the Ministry of Industry and Information Technology and Telecommunications Administration, or the MIIT, the National Development and Reform Commission, or NDRC, the State-owned Assets Supervision and Administration Commission, or SASAC, and the State Administration of Radio, Film and Television, or SARFT, play the leading roles. These government agencies have broad discretion and authority over all aspects of the telecommunications and information technology industry in China, including but not limited to, setting the telecommunications tariff structure, granting carrier licenses and frequencies, approving equipment and products, granting product licenses, approving the form and content of transmitted data, specifying technological standards as well as appointing carrier executives, all of which may impact our ability to do business in China.

        Any of the following changes in China's political and economic conditions and governmental policies could have a substantial impact on our business:

  •
  the promulgation of new laws and regulations and the interpretation of those laws and regulations;

  •
  inconsistent enforcement and application of the telecommunications industry's rules and regulations by the Chinese government between foreign and domestic companies;

  •
  the restructuring of telecommunications carriers in China, including policy making governing next generation network infrastructure and licensing;

  •
  restrictions on IPTV license grants, which could limit the potential market for our products;

  •
  the introduction of measures to control inflation or stimulate growth;

  •
  the introduction of new guidelines for tariffs and service rates, which affect our ability to competitively price our products and services;

  •
  changes in the rate or method of taxation;

  •
  the imposition of laws, rules or regulations affecting the direct or indirect nationalization of assets controlled by non-governmental persons or entities;

  •
  the imposition of additional restrictions on currency conversion and remittances abroad; or

  •
  any actions that limit our ability to develop, manufacture, import or sell our products in China, or to finance and operate our business in China.

        In addition to modifying the existing telecommunications regulatory framework, the Chinese government is currently preparing a draft of a standard, national telecommunications law, or Telecommunications Law, to provide a uniform regulatory framework for the telecommunications industry. Currently, Telecommunications Law has been included in the law legislation plan of the Standing Committee of the 11th National People's Congress. We do not yet know the final nature or scope of the regulations that would be created if the Telecommunications Law is passed. Accordingly, we cannot predict whether it will have a positive or negative effect on us or on some or all aspects of our business.

        Under China's current regulatory structure, the communications products that we offer in China must meet government and industry standards. In addition, a network access license for the equipment must be obtained. Without a license, telecommunications equipment is not allowed to be connected to public telecommunications networks or sold in China. Moreover, we must ensure that the quality of the telecommunications equipment for which we have obtained a network access license is stable and reliable, and will not negatively affect the quality or performance of other installed licensed products.

China's currency exchange control and government restrictions on dividends may impact our ability to transfer funds outside of China.

        A significant portion of our business is conducted in China where the currency is the RMB. Regulations in China permit foreign owned entities to freely convert the RMB into foreign currency for transactions that fall under the "current account," which includes trade related receipts and payments, interest and dividends. Accordingly, our Chinese subsidiaries may use RMB to purchase foreign exchange for settlement of such "current account" transactions without pre-approval. However, pursuant to applicable regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In calculating accumulated profits, foreign investment enterprises in China are required to allocate at least 10% of their accumulated profits each year, if any, to fund certain reserve funds, including mandated employee benefits funds, unless these reserves have reached 50% of the registered capital of the enterprises.

        Transactions other than those that fall under the "current account" and that involve conversion of RMB into foreign currency are classified as "capital account" transactions; examples of "capital account" transactions include repatriations of investment by or loans to foreign owners, or direct equity investments in a foreign entity by a China domiciled entity. "Capital account" transactions require prior approval from China's State Administration of Foreign Exchange, or SAFE, or its provincial branch to convert a remittance into a foreign currency, such as U.S. Dollars, and transmit the foreign currency outside of China.

        This system could be changed at any time and any such change may affect the ability of us or our subsidiaries in China to repatriate capital or profits, if any, outside China. Furthermore, SAFE has a significant degree of administrative discretion in implementing the laws and has used this discretion to limit convertibility of current account payments out of China. Whether as a result of a deterioration in the Chinese balance of payments, a shift in the Chinese macroeconomic prospects or any number of other reasons, China could impose additional restrictions on capital remittances abroad. As a result of these and other restrictions under the laws and regulations of the PRC, our China subsidiaries are restricted in their ability to transfer a portion of their net assets to the parent. We have no assurance that the relevant Chinese governmental authorities in the future will not limit further or eliminate the ability of our Chinese subsidiaries to purchase foreign currencies and transfer such funds to us to meet our liquidity or other business needs. Any inability to access funds in China, if and when needed for use by us outside of China, could have a material and adverse effect on our liquidity and our business.

Fluctuations in the value of the RMB relative to the U.S. Dollar could affect our operating results and may have a material adverse effect on your investment.

        We prepare our financial statements in U.S. Dollars, while our underlying businesses operate in two currencies, U.S. Dollars and Chinese RMB. It is anticipated that we will conduct our operations in China primarily in RMB. The conversion of financial information using a functional currency of RMB will be subject to risks related to foreign currency exchange rate fluctuations. The value of RMB against the U.S. Dollar and other currencies may fluctuate and is affected by, among other things, changes in China's political and economic conditions and supply and demand in local markets. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. Dollar. Under the new policy, the RMB is permitted to fluctuate within a managed band based on market supply and demand and by reference to a basket of certain foreign currencies. This change in policy has resulted in a 24% appreciation of the RMB against the U.S. Dollar between July 21, 2005 and December 31, 2011. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which may result in a further and more significant appreciation of the RMB against the U.S. Dollar. As we have significant operations in China, any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue, earnings and financial position, and the value of, and any dividends payable on, our ordinary shares in U.S. Dollars. For example, to the extent that we need to convert U.S. Dollars into RMB for our operations, appreciation of the RMB against the U.S. Dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert our RMB into U.S. Dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. Dollar against the RMB would have a negative effect on the U.S. Dollar amount available to us.

If China imposes economic restrictions to reduce inflation, future economic growth in China could be severely curtailed, reducing the profitability of our operations in China.

        Rapid economic growth can lead to growth in the supply of money and rising inflation. If prices for any products or services in China are unable, for any reason, to increase at a rate that is sufficient to compensate for any increase in the costs of supplies, materials or labor, it may have an adverse effect on our operations in China. In order to control inflation in the past, China has imposed controls on bank credits, limits on loans for fixed assets and restrictions on state bank lending and could adopt additional measures to further combat inflation. Such measures could harm the economy generally and hurt our business by (i) limiting the income of our customers available to spend on our products and services, (ii) forcing us to lower our profit margins, and (iii) limiting our ability to obtain credit or other financing to pursue our expansion plans or maintain our business. We cannot predict with any certainty the degree to which our business will be adversely affected by slower economic growth in China.

China's changing economic environment may impact our ability to do business in China.

        Since 1978, the Chinese government has been reforming the economic system in China to increase the emphasis placed on decentralization and the utilization of market forces in the development of China's economy. These reforms have resulted in significant economic growth. However, any economic reform policies or measures in China may from time to time be modified or revised by the Chinese government. While we may be able to benefit from the effects of some of these policies, these policies and other measures taken by the Chinese government to regulate the economy could also have a significant negative impact on economic conditions in China, which would result in a negative impact on our business.

China's entry into the World Trade Organization and relaxation of trade restrictions have led to increased foreign investment in China's telecommunications industry and may lead to increased competition in our markets which may have an adverse impact on our business.

        China's economic environment has been changing as a result of China's entry, in December of 2001, into the World Trade Organization, or WTO. Foreign investment in the telecommunications sector is regulated by the "Provisions on Administration of Foreign Invested Telecommunications Enterprises" promulgated by the State Council in December 2001 and effective as of January 1, 2002, which was amended on September 10, 2008. The provisions brought foreign equity limits into conformity with China's WTO commitments, allowing foreign investors to own equity generally up to 49% for basic telecom services enterprises and up to 50% for value-added telecom services enterprises.

        As the existing international vendors increase their investment in China, and more vendors enter the China market, the competition in the telecommunication equipment market may increase, and as a result, our business may suffer. If China's entry into the WTO results in increased competition or has a negative impact on China's economy, our business could suffer. In addition, although China is increasingly according foreign companies and foreign investment enterprises established in China the same rights and privileges as Chinese domestic companies as a result of its admission into the WTO, special laws, administrative rules and regulations governing foreign companies and foreign investment enterprises in China may still place foreign companies at a disadvantage in relation to Chinese domestic companies and may adversely affect our competitive position.

Uncertainties with respect to the Chinese legal system may adversely affect us.

        We conduct our business in China primarily through our wholly owned subsidiaries incorporated in China. Our subsidiaries are generally subject to laws and regulations applicable to foreign investment in China. Accordingly, our business might be affected by China's developing legal system. Since 1978, many new laws and regulations covering general economic matters have been promulgated in China, and the overall effect of legislation over the past 30 years has enhanced the protections afforded to various forms of foreign investment in China. However, foreign investors may be adversely affected by new laws, frequent changes to existing laws (or interpretations thereof) and preemption of provincial or local regulations by national laws or regulations. In addition, certain government policies and internal rules promulgated by governmental agencies may not be published in time, or at all. As a result, we may operate our business in violation of new rules and policies without having any knowledge of their existence. The Chinese legal system is based on written statutes, and prior court decisions have limited precedential value. Because many laws, rules and policies in China are relatively new and the Chinese legal system is still evolving, the interpretation and enforcement of laws, rules and policies in China are not always uniform and involve uncertainties. The Chinese government has broad discretion in dealing with violations of laws, rules and policies, including levying fines, revoking business and other licenses and requiring actions necessary for compliance, and enforcement of existing laws or contracts based on existing law may be sporadic; therefore, it may be difficult to predict the effect of existing or new Chinese laws, rules or policies on our businesses and it may be difficult to obtain swift and equitable enforcement, or to obtain enforcement of a judgment by a court of another jurisdiction. Any litigation in China may be protracted and result in substantial costs and diversion of resources and management's attention.

        The PRC government has enacted laws and regulations dealing with matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, the PRC government's experience in implementing, interpreting and enforcing these laws and regulations is limited, and our ability to enforce commercial claims or to resolve commercial disputes is unpredictable. The resolution of these matters may be subject to the exercise of considerable discretion by agencies of the PRC government, and forces unrelated to the legal merits of a particular matter or dispute may influence their determination. Any rights we may have to specific performance or to seek an injunction under PRC law are severely limited, and without a means of recourse by virtue of the PRC legal system, we may be unable to prevent these situations from occurring. The occurrence of any such events could have an adverse effect on our business, financial condition and results of operations.

A significant portion of our assets is located in the PRC, and all of our executive officers and a majority of our directors reside outside of the United States. As a result, investors may not be able to enforce federal securities laws or their other legal rights.

        A substantial portion of our assets is located in the PRC and all of our executive officers and a majority of our directors reside outside of the United States. The PRC does not have treaties with the United States and many other countries providing for the reciprocal recognition and enforcement of judgments of courts. As a result, it may be difficult for investors in the U.S. to enforce their legal rights, to effect service of process upon certain of our directors or officers or to enforce judgments of U.S. courts predicated upon civil liabilities and criminal penalties against our directors and officers located outside of the U.S.

If tax benefits available to our subsidiaries located in China are reduced or repealed, our business could suffer.

        On March 16, 2007, China's top legislature, the National People's Congress, passed the China Corporate Income Tax Law or the CIT Law. The CIT Law became effective on January 1, 2008. Under the CIT Law, China's dual tax system for domestic enterprises and foreign investment enterprises, or FIEs, are effectively replaced by a unified system. The new law establishes a tax rate of 25% for most enterprises and a reduced tax rate of 15% for certain qualified high technology enterprises.

        Prior to this change in tax law, certain subsidiaries and joint ventures located in China enjoyed tax benefits in China which were generally available to FIEs. The tax holidays/incentives for FIEs were applicable or potentially applicable to UTStarcom Chong Qing Telecom Co. Ltd. or CUTS, UTStarcom Telecom Co., Ltd., or HUTS, and UTStarcom China Co., Ltd., or UTSC, our active subsidiaries in China, because these entities may have qualified as accredited technologically advanced enterprises.

        The CIT Law provides the reduced 15% enterprise income tax rate for qualified high and new technology enterprises. Two of UTStarcom's China subsidiaries, HUTS and UTSC, through which the majority of our business in China is conducted, obtained their High and New Technology Enterprise Certificates, or High-tech Certificates, from the relevant approval authorities on September 19, 2008 and December 30, 2008, respectively, and thereafter were approved to pay CIT at the reduced tax rate of 15%. The approval for the reduced 15% tax rate is valid for three years and applies retroactively from January 1, 2008, subject to possible re-assessment by the approval authorities. During the re-assessment, the tax authority may suspend the implementation of the reduced 15% rate. HUTS's High-tech Certificate renewal was approved on October 14, 2011 while UTSC's High-tech Certificate expired on December 30, 2011. HUT's approval extends the reduced 15% tax rate terms for three years while UTSC preferential tax rate of 15% has ceased and UTSC is now subject to a tax rate of 25%. However, since both entities are currently in significant loss positions, the change in tax rate will not have a material adverse impact on the business or liquidity until the two PRC subsidiaries begin to generate profit and deplete all the net operating loss carry forwards.

        The Chinese central government may review and audit tax benefits granted by local or provincial authorities and could determine to disallow such benefits. Certain of our subsidiaries and joint ventures located in China enjoy tax benefits in China that are generally available to foreign investment enterprises. If these tax benefits are reduced, disallowed or repealed due to changes in tax laws or determination by the Chinese government, our business could suffer.

        Moreover, unlike the tax regulations effective before 2008, which specifically exempted withholding taxes on dividends payable to non-PRC investors from foreign-invested enterprises in the PRC, the CIT Law and its implementation rules provide that a withholding income tax rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and the governments of other countries or regions. While the Tax Agreement between the PRC and Hong Kong provides dividends paid by a foreign-invested enterprise in the PRC to its corporate shareholder, which is considered a Hong Kong tax resident, will be subject to withholding tax at the rate of 5% of total dividends, this is limited to instances where the corporate shareholder directly holds at least 25% of the shares of the company that is to pay dividends for at least twelve consecutive months immediately prior to receiving the dividends and meets certain other criteria prescribed by the relevant regulations. Entitlement to a lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is further subject to approval of the relevant tax authority.

        Furthermore, the Chinese State Administration of Taxation, or SAT, promulgated the Notice on How to Understand and Determine the Beneficial Owners in Tax Agreement in October 2009, or Circular 601, which provides guidance for determining whether a resident of a contracting state is the "beneficial owner" of an item of income under China's tax treaties and tax arrangements. According to Circular 601, a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not be qualified for treaty benefits. A conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. We cannot assure you that any dividends to be distributed by our subsidiaries to us or by us to our non-PRC shareholders, whose jurisdiction of incorporation has a tax treaty with China providing a different withholding arrangement, will be entitled to the benefits under the relevant withholding arrangement.

Under the CIT Law, we may be classified as a "resident enterprise" of the PRC, which could result in unfavorable tax consequences to us and to non-PRC shareholders.

        Under the CIT Law, an enterprise established outside of China with "de facto management bodies" within China is considered a "resident enterprise," meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the CIT Law define de facto management as "substantial and overall management and control over the production and operations, personnel, accounting, and properties" of the enterprise. In April 2009, the SAT released Notice on Issues Relating to Determination of PRC-Controlled Offshore Enterprises as PRC Resident Enterprises Based on "De Facto Management Bodies" Test, or Circular 82. Under Circular 82, a foreign enterprise "controlled by a PRC enterprise or a PRC enterprise group" will be considered as a resident enterprise if all of the following requirements are satisfied: (i) the senior management personnel responsible for its daily operations and the place where the senior management departments discharge their responsibilities are located primarily in the PRC; (ii) its finance and human resources related decisions are made by or are subject to the approval of institutions or personnel located in the PRC; (iii) its major assets, books and records, company seals and minutes of its Board of Directors and shareholder meetings are located or kept in the PRC; and (iv) senior management personnel or 50% or more of the members of its Board of Directors with voting power of the enterprise reside in the PRC. On September 1, 2011, the SAT issued Provisional Administrative Regulations of Enterprise Income Taxation of a Foreign Enterprise Controlled by a PRC Enterprise or a PRC Enterprise Group, or Circular 45, to further prescribe the rules concerning the recognition, administration and taxation of a foreign enterprise "controlled by a PRC enterprise or PRC enterprise group."

        Currently we are not recognized as a PRC resident enterprise, but there is a risk that we may be recognized by the PRC tax authority as a PRC resident enterprise. If the PRC tax authorities determine that we are a "resident enterprise" for PRC enterprise income tax purposes, the PRC tax authorities could impose a 10% PRC tax on dividends we pay to our non-PRC shareholders and gains derived by our non-PRC shareholders from transferring our shares, if the non-PRC shareholders are deemed as "non-resident enterprises" and their income is considered PRC-sourced income by the relevant PRC authorities. Under the applicable tax regulations of the PRC, "non-resident enterprises" means the non-PRC enterprises which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business in the PRC. Circular 45 clarifies that the capital gains derived by the non-resident enterprises from alienation of shares of the foreign-incorporated resident enterprise are considered as China-sourced income. Under the newly enacted CIT Law, or the New CIT Law, and implementation regulations for the New CIT Law issued by the PRC State Council, which became effective as of January 1, 2008, non-resident enterprise holders of our ordinary shares may be subject to enterprise income tax in China at a rate of 10% on the capital gains derived from the transfer of our ordinary shares. It is not clear, however, whether the capital gains derived by the non-resident individuals from the transfer of our ordinary shares will be considered as China-sourced and whether we are obliged to withhold the dividends distributed to our non-resident individual shareholders. In practice, we understand that the PRC tax authorities have not collected the individual income tax from the non-resident individuals.

        In addition, if the PRC tax authorities determine that we are a "resident enterprise" for PRC enterprise income tax purposes, we could be subject to a number of unfavorable PRC tax consequences, including: (a) we could be subject to enterprise income tax at a rate of 25% on our worldwide taxable income, as well as PRC enterprise income tax reporting obligations; under Circular 45, we would be required to file provisional enterprise income tax returns quarterly and complete an annual settlement before May 31 of each year for the preceding year at the in-charge tax bureau; and (b) although under the CIT Law and its implementing rules, dividends paid to us from our

PRC subsidiaries through our sub-holding companies may qualify as "tax-exempt income," we cannot guarantee that such dividends will not be subject to withholding tax. Any increase in the taxation of our PRC-based revenues could materially and adversely affect our business, operating results and financial condition.

PRC regulations establish more complex procedures for acquisitions conducted by foreign investors which could make it more difficult for us to pursue growth through acquisitions.

        On August 8, 2006, six PRC regulatory agencies, namely, the PRC Ministry of Commerce, the SASAC, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC, and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, which became effective on September 8, 2006. The M&A Rule established new procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. On February 3, 2011, the General Office of the State Council promulgated the Notice on Launching the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Security Review Notice, which became effective on March 6, 2011. The M&A Security Review Notice provides for certain circumstances under which foreign investors' acquisition of domestic enterprises shall be subject to the security review of the PRC governments. The security review assesses such acquisition's impact on national security, stable operation of national economy, basic living of the people, and R&D capacity for key technologies related to national security. On August 25, 2011, the Ministry of Commerce of PRC promulgated the Regulation of Ministry of Commerce on Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Security Review Regulation, which became effective on September 1, 2011. The M&A Security Review Regulation stipulates the requirements of application documents and security review procedures of the Ministry of Commerce. In the future, we may grow our business in part by acquiring complementary businesses. Complying with the requirements of the M&A Rule, the M&A Security Review Notice and the M&A Security Review Regulation to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Recent value added tax, or VAT reform pilot program introduced in Shanghai may adversely affect our business, financial condition and results of operations.

        On November 16, 2011, the Ministry of Finance and the SAT jointly issued the Circular on the Pilot Program for the Collection of Value Added Tax Instead of Business Tax, or Circular 110, and the Circular on the Pilot Program for the Collection of Value Added Tax Instead of Business Tax in the Transportation and Certain Modern Service Sectors in Shanghai, or Circular 111, both of which became effective on January 1, 2012. Pursuant to Circular 110 and Circular 111, a tax reform pilot program came into effect in Shanghai, which was chosen by the PRC government as the first pilot city for such reform. Starting from January 1, 2012, companies located in Shanghai are subject to VAT in lieu of business tax, when they provide transportation and certain specified services. Circular 110 and Circular 111 are newly introduced and there is significant uncertainty relating to the interpretation and enforcement of such circulars by the PRC national and Shanghai local tax authorities and other relevant authorities. In addition, such tax reform, in the form of pilot programs or otherwise, may be extended to other regions in which we operate. As a result, we may be subject to unfavorable tax treatment with respect to our business operations as a result of the VAT reform, and our business, financial condition and results of operations could be materially and adversely affected.

We face uncertainty from PRC's Circular on Strengthening the Administration of Enterprise Income Tax on Non-Resident Enterprises' Equity Transfer, or Circular 698.

        The SAT, released a circular on December 10, 2009, applicable to transactions as of January 1, 2008 (Guoshuihan No. 698—Circular 698), that addresses the transfer of equity by non-PRC tax resident enterprises. Under Circular 698, foreign enterprises deriving gains from transfer of the equity of a PRC tax resident enterprise directly or indirectly might be subject to PRC withholding income tax, which may have a significant impact on many foreign enterprises that use overseas intermediate holding companies to invest in China. In certain circumstances where a foreign enterprise indirectly transfers equity interests in a PRC tax resident enterprise by selling the equity interests in an intermediate holding company, the foreign enterprise may be required to report the sale to PRC tax authorities and might be subject to PRC withholding income tax for the capital gain realized in the sale if such indirect transfer is conducted through the use of abusive arrangement of organizational structure and does not have reasonable commercial purpose.

        There is still uncertainty as to the interpretation and application of Circular 698 by PRC tax authorities in practice. As a result, we may be subject to tax under Circular 698 with respect to indirect transfers of our PRC tax resident enterprises and we may be required to expend valuable resources to comply with Circular 698 or to establish that we should not be taxed under Circular 698, any of which could have an adverse effect on our financial condition and results of operations.

The PAS market has been phasing out and we expect the market will be limited in 2012.

        On January 9, 2009, in connection with the granting of 1900-1920 MHz frequency 3G licenses to the mobile communication companies in China, the MIIT officially issued a notice to unconditionally phase out the Personal Handy-phone System, or PHS, by the end of 2011 to guarantee the bandwidth for China's 3G services using time division synchronous code division multiple access, or TD-SCDMA technology, and requested China Telecom and China Netcom (both PAS service providers in China) to formulate a phase-out plan for their PHS services, and to cease the registration of new PHS users and expansion of the network. Accordingly, both China Telecom and China Netcom have stopped making new investments on PHS equipment and are in the process of transferring their current PHS subscriber users to the new 3G network. As a result, we do not expect additional PHS equipment sales in 2012 except under a few PHS maintenance service contracts.

Television over the internet is a new business in China and laws regulating the business have not been fully developed and may be unpredictable. Unfavorable regulation of the industry may adversely affect our IPTV operations in China and negatively impact our business.

        Broadcasting television over the internet has only recently begun in China. SARFT, the central government's regulatory body, issued a measure in July 2004 to regulate the broadcasting of audio-visual programs through the information network, which includes our IPTV business. SARFT categorized the information network into the mobile telecommunication network, fixed communications network, microwave communication network, cable television network, satellite or other metropolitan area network, wide area network, local area network and other information networks categories. The equipment that receives information from these networks includes computers, television sets, mobile phones and other electronic products. In December 2007, MIIT and SARFT jointly issued a measure to regulate the service of audio-visual programs on the internet, which also includes our IPTV business. This measure requires the entities engaged in the services of audio-visual program on the internet to be owned or controlled by the state-owned entities. However, on February 3, 2008, SARFT and MIIT jointly held a press conference in response to inquiries related to such measure, during which SARFT and MIIT officials indicated that service providers of audio-video program established prior to the promulgation date of such measure that do not have any regulatory non-compliance records can apply for such permit to continue their business. After the conference, the two authorities published a press release that confirmed the above guidelines. While regulating the IPTV business, SARFT is encouraging development in China of the digital television business, a business that may be competitive with IPTV in the target market. Digital television and IPTV target complementary markets and the extent of support SARFT will provide for IPTV in setting regulations is not clear. On February 3, 2010, the SARFT agreed to allow China Telecom to apply to SARFT for approval of an IPTV license to expand its IPTV trial to more cities and industries. Because the IPTV industry relates to both television and telecom sectors, it may be subject to regulation by different governmental authorities, including MIIT. However, due to a lack of uniform regulation on the development of the IPTV industry, we cannot predict that our IPTV business will operate smoothly in China. Our business may suffer if the law or policy in China does not encourage the IPTV industry.

We currently do not have a license to engage in the IPTV operator service business in China and development of our IPTV business depends upon the cooperation of IPTV license holder(s) and network operators. If we are unable to work cooperatively with license holder(s) and network operators, our business may suffer.

        Under the measures issued by SARFT in July 2004, entities intending to engage in the IPTV operator service business should obtain a license from SARFT and foreign investment enterprises are prohibited from engaging in the IPTV operator service business. The new measure jointly issued by MIIT and SARFT indicates that SARFT will only grant such licenses to state-owned companies. However, on February 3, 2008, SARFT and MIIT jointly held a press conference in response to inquiries related to such measure, during which SARFT and MIIT officials indicated that service providers of audio-video program established prior to the promulgation date of such measure that do not have any regulatory non-compliance records can apply for such permit to continue their business. After the conference, the two authorities published a press release that confirmed the above guidelines. We do not engage in the IPTV operator service business in the PRC. Rather, we are the technical service and equipment provider in this field. Accordingly, we do not need any licenses or permission to provide our technical services or equipment to licensed IPTV operators other than the network access licenses we currently hold; however, our business development will depend on the cooperation of license holders and network operators. Our business may suffer if we fail to cooperate with license holders or network operators, or if the license holder(s) we are cooperating with lose their licenses.

PRC regulations relating to offshore investment activities by PRC residents and employee stock options granted by overseas-listed companies may increase our administrative burden. If our shareholders who are PRC residents, or our PRC employees who are granted or exercise stock options, fail to make any required registrations or filings, we may be unable to distribute profits and may become subject to liability under PRC laws.

        SAFE has promulgated regulations that require PRC residents and PRC corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. On October 21, 2005, SAFE issued the Circular on Issues Relating to Foreign Exchange Administration of Financings and Return Investments by Onshore Residents Utilizing Offshore Special Purpose Companies, or SAFE Circular 75, which became effective on November 1, 2005. On May 20, 2011, SAFE issued the Circular on Issuance of Foreign Exchange Administration Guidelines of Financings and Return Investments by Onshore Residents Utilizing Offshore Special Purpose Companies, which became effective on July 1, 2011 and further specified the procedures and document requirements as provided under SAFE Circular 75. Under the SAFE regulations, PRC residents who make, or have previously made, direct or indirect investments in offshore companies will be required to register those investments. In addition, any PRC resident who is a direct or indirect shareholder of an offshore company is required to file or update the registration with the local branch of SAFE with respect to that offshore company any material change involving its round-trip investment, capital variation, such as an increase or decrease in capital, transfer or swap of shares, merger, division, long-term equity or debt investment or creation of any security interest. If any PRC shareholder fails to make the required SAFE registration or file or update the registration, the PRC subsidiaries of that offshore parent company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company, and the offshore parent company may also be prohibited from injecting additional capital into its PRC subsidiaries. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

        We cannot provide any assurances that all of our shareholders who are PRC residents will make or obtain any applicable registrations or approvals required by these SAFE regulations. The failure or inability of our PRC resident shareholders to comply with the registration procedures set forth therein may subject us to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries' ability to distribute dividends or obtain foreign-exchange denominated loans to our company.

        On March 28, 2007, SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas Listed Company, or the or Stock Option Rule, to regulate foreign exchange procedures for PRC individuals participating in employee stock holding and stock option plans of overseas companies. Under the Stock Option Rule, a PRC domestic individual must comply with various foreign exchange procedures through a domestic agent institution when participating in any employee stock holding plan or stock option plan of an overseas listed company. Certain domestic agent institutions, such as the PRC subsidiaries of an overseas listed company, a labor union of such company that is a legal person or a qualified financial institution, among others things, shall file with SAFE and be responsible for completing relevant foreign exchange procedures on behalf of PRC domestic individuals, such as applying to obtain SAFE approval for exchanging foreign currency in connection with owning stock or stock option exercises. Concurrent with the filing of such applications with SAFE, the PRC subsidiary, as a domestic agent, must obtain approval from SAFE to open a special foreign exchange account at a PRC domestic bank to hold the funds in connection with the stock purchase or option exercise, any returns based on stock sales, any stock dividends issued and any other income or expenditures approved by SAFE. The PRC subsidiary also is required to obtain approval from SAFE to open an overseas special foreign exchange account at an overseas trust bank to hold overseas funds used in connection with any stock purchase. The domestic agent institution is required to make a quarterly filing with SAFE to update SAFE with relevant information, including the exercise of options by employees, the holding of shares by employees and the funds in the special foreign exchange account and the overseas special foreign exchange account.

        Under the Stock Option Rule, all proceeds obtained by PRC domestic individuals from sales of stock shall be fully remitted back to China after relevant overseas expenses are deducted. The foreign exchange proceeds from these sales can be converted into RMB or transferred to the individual's foreign exchange savings account after the proceeds have been remitted back to the special foreign exchange account opened at the PRC domestic bank. If the stock option is exercised in a cashless exercise, the PRC domestic individuals are required to remit the proceeds to the special foreign exchange account. The Stock Option Rule does not provide for specific forms of penalties for noncompliance but provides that SAFE may impose penalties in accordance with the Foreign Exchange Administration Regulation, Implementing Rules for Individual Foreign Exchange Regulation and other related PRC regulations under which the penalties for noncompliance with foreign exchange administration rules include fines against the both the company and its implicated employees.

        On February 15, 2012, SAFE promulgated the Circular on Certain Foreign Exchange Issues Relating to Domestic Individuals' Participation in Stock Incentive Plan of Overseas Listed Company, or the New Stock Option Rule. Upon the effectiveness of the New Stock Option Rule on February 15, 2012, the Stock Option Rule became void, although the basic requirements and procedures provided under the Stock Option Rule are kept unchanged in the New Stock Option Rule, i.e., the domestic employees participating in a stock incentive plan of an overseas listed company shall appoint the PRC subsidiary of the overseas listed company or a domestic qualified agent to make the registration of the stock incentive plan with SAFE and handle all foreign exchange-related matters of the stock incentive plan through the special bank account approved by SAFE. The New Stock Option Rule clarifies that the domestic subsidiary of an overseas listed company shall include the limited liability company, partnership and the representative office directly or indirectly established by such overseas listed company in China and the domestic employees shall include the directors, supervisors, senior management and other employees of the domestic subsidiary, including the foreign employees of the domestic subsidiary who continuously reside in China for no less than one year.

        Similar to the Stock Option Rule, the New Stock Option Rule requires that the annual allowance with respect to the purchase of foreign exchange in connection with stock holding or stock option exercises shall be subject to the approval of SAFE. The New Stock Option Rule further requires that the material amendments of the stock incentive plan shall be filed with SAFE within three months following the occurrence of the material amendments. The domestic agent shall also make a quarterly update to SAFE to disclose the information with respect to the stock option exercises, the stock holding and foreign exchange matters. If the domestic employees or the domestic agent fails to comply with the requirements of the New Stock Option Rule, SAFE may require a remedy and even impose administrative penalties that SAFE deems appropriate.

        We and our PRC employees who have been granted stock options are subject to the Stock Option Rule and the New Stock Option Rule. In May 2008, UTSC, one of our PRC subsidiaries, made a filing with SAFE's Beijing branch as required by the Stock Option Rule for UTSC's PRC employees who participate in our employee stock option plans and UTSC obtained approval to open a special foreign exchange account at a PRC domestic bank. Subject to the Stock Option Rule, UTSC submitted material amendments of the stock incentive plan for its PRC employees in June 2011. Along with this submission, UTSC, as the domestic subsidiary of our overseas listed company, submitted on behalf of HUTS and CUTS, the materials for the necessary filings for their PRC employees who participate in our employee stock option plan, which was officially accepted by SAFE's Beijing branch in December 2011, but the final approval was not issued until March 31, 2012 when the new Stock Option Rule became effective. After the effectiveness of the New Stock Option Rule, we do not need to make a new registration for UTSC, HUTS and CUTS, but as required by SAFE, the application materials will have to be adjusted. We also shall comply with the requirements applicable to the companies which have completed the registration, including a quarterly update to SAFE, the registration of material amendments to our stock incentive plan and the registration for the foreign employees of our PRC subsidiaries when they continuously reside in China for no less than one year.

Restrictions on direct foreign investments in certain business sectors, such as IPTV, Interactive Digital TV, or iDTV, and Internet TV service businesses, may require that we enter into contractual arrangements with our Chinese business partners, which are subject to potential risks and uncertainties.

        We anticipate that providing value-added support services to businesses in the telecom, cable and/or media sectors, such as IPTV, iDTV, and Internet TV, services businesses, will be a significant component of our future business model. IPTV, iDTV and Internet TV are IP-based interactive television services provided via a set-top box. We will provide operators engaging in these businesses with services, including equipment installation, system installation and maintenance, technical services and other value-added services, in return for long-term income. We anticipate that these value-added support services will play an important role in the growth of our business.

        Direct foreign investments are subject to certain restrictions with respect to the operating of telecom, cable and media businesses. Under the "Telecommunications Regulations" issued by the State Council on September 25, 2000 and the "Provisions on Administration of Foreign Invested Telecommunications Enterprises" issued by the State Council on December 11, 2001, amended on

September 10, 2008, the shareholding of foreign investors is limited to up to 49% for basic telecom business and is limited to up to 50% for value-added telecom business. Under the "Measures on Administration of Publication of Audio-Visual Programs through Internet or Other Information Network" issued by SARFT on July 6, 2004, the "Administration Measures on Transmitting Business of Radio and Television Programs" issued by SARFT on July 6, 2004, the "Administration Measures on Wireless Transmitting Web of Radio and Television Programs" issued by SARFT on November 15, 2004, the "Administrative Provisions on Internet Audio-visual Program Service" jointly issued by SARFT and MIIT on December 20, 2007, and the related implementing rules of these regulations, foreign investors are prohibited from holding any equity interest in enterprises operating IPTV, iDTV and Internet TV business in the PRC.

        Because of the regulatory restrictions on direct foreign investments in the telecom, cable and/or media sectors, we may conduct business through contractual relationships with Chinese business partners that are licensed or qualified to operate such businesses, or the Operating Companies. Our PRC subsidiaries may directly or indirectly provide certain technology services to the Operating Companies through an arrangement of technology service agreements and will receive service fees directly or indirectly form the Operating Companies. To ensure the payment of the service fee by the Operating Companies, the shareholders of the Operating Companies may pledge their equity interests in the Operating Companies to our PRC subsidiaries or affiliates. There may also be a call option arrangement so that our PRC subsidiaries may purchase the equity interests in the Operating Companies if permitted by the laws of the PRC.

        The contractual arrangements are subject to potential risks and uncertainties and may not be as effective in providing operational control and economic benefits as direct equity ownership. If the PRC authorities determine that the contractual arrangements are designed with a view to circumvent PRC foreign investment restrictions and do not comply with PRC regulations, the validity and enforceability of the contractual arrangements may be of question. Chinese tax authorities may scrutinize the contractual arrangements for whether the technology service fee paid by the Operating Companies to our PRC subsidiaries or affiliates will substantially reduce the income tax and business tax payable by the Operating Companies. Additionally, there is uncertainty with respect to the attitude of judicial authorities on the enforceability of the contractual arrangements in the event the Operating Companies or their shareholders breach the contracts. The inability to participate in the telecom, cable and/or media sectors as presently expected through the contractual arrangements or the inability to enforce our rights under such contractual arrangements could result in a negative impact on our business.

The enforcement of the laws on Employment Contracts and other labor-related regulations in the PRC may adversely affect our business and our results of operations.

        On June 29, 2007, the National People's Congress of China enacted the laws on Employment Contracts, or the Employment Contract Law, which became effective on January 1, 2008. The Employment Contract Law established new restrictions and increased costs for employers to dismiss employees, including specific provisions related to fixed-term employment contracts, temporary employment, probation, consultation with the labor union and employee assembly, employment without a contract, dismissal of employees, compensation upon termination and overtime work, and collective bargaining. According to the Employment Contract Law, an employer is obliged to sign a labor contract with an unlimited term with an employee if the employer continues to hire the employee after the expiration of two consecutive fixed-term labor contracts subject to certain conditions or after the employee has worked for the employer for ten consecutive years. The employer also has to pay compensation to an employee if the employer terminates an unlimited-term labor contract. Such compensation is also required when the employer refuses to renew a labor contract that has expired, unless it is the employee who refuses to extend the expired contract or resign. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008 and its

Implementation Rules on Paid Annual Leave for Employees, which became effective on September 18, 2008, employees who have served more than one year for an employer are entitled to a paid vacation ranging from 5 to 15 days, depending on their accumulative total length of service. Employers who fail to allow for such vacation time must compensate their employees three times their regular salaries for each vacation day disallowed, unless such employers can provide evidence, such as a copy of a written notice provided to their employees, that suggests the employers made arrangements for their employees to take such annual leaves, but such employees voluntarily waived taking their leaves or such employees waived their right to such vacation days in writing.

The audit report included in this Annual Report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

        Auditors of companies that are registered with the SEC and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the US Public Company Accounting Oversight Board (United States), or the PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

        This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audits and quality control procedures of any auditors operating in China, including our auditors. As a result, investors may be deprived of the benefits of PCAOB inspections.

        The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor's audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

RISKS RELATING TO PERFORMANCE OF OUR SHARES

Our share price is highly volatile. Our shareholders may not be able to resell their ordinary shares at or above the price they initially paid for our shares, or at all.

        The trading price of our shares has fluctuated significantly since our initial public offering in March of 2000. Our share price could be subject to wide fluctuations in the future in response to many events or factors, including those discussed in the preceding risk factors relating to our operations, as well as:

  •
  actual or anticipated fluctuations in operating results, actual or anticipated gross profit as a percentage of net sales, levels of inventory, our actual or anticipated rate of growth and our actual or anticipated earnings per share;

  •
  changes in expectations as to future financial performance or changes in financial estimates or buy/sell recommendations of securities analysts;

  •
  changes in governmental regulations or policies in China and other developing countries in which we do business;

  •
  our, or a competitor's, announcement of new products, services or technological innovations;

  •
  the operating and stock price performance of other comparable companies; and

  •
  news and commentary emanating from the media, securities analysts or government bodies in China relating to us and to our industry in general.

        General market conditions and domestic or international macroeconomic factors unrelated to our performance may also affect our share price. For these reasons, investors should not rely on recent trends to predict future share prices or financial results. Furthermore, following periods of volatility in a company's securities, securities class action litigation against a company is sometimes instituted. We have experienced substantial costs and the diversion of management's time and resources on this type of litigation and may do so in the future.

        In addition, public announcements by China Telecom, China Mobile, and China Unicom each of which exert significant influence over many of our major customers in the PRC, may contribute to volatility in the price of our shares.

SOFTBANK CORP. with its related entities, including SOFTBANK America Inc., and E-Town International Holding (Hong Kong) Co. Limited have significant influence over our management and affairs, which they could exercise against the best interests of our shareholders.

        SOFTBANK CORP. and its related entities, including SOFTBANK America Inc., or collectively, Softbank, and E-Town International Holding (Hong Kong) Co. Limited, or E-Town, beneficially owned approximately 9.6% and 7.5%, respectively of our outstanding shares as of February 29, 2012, respectively. E-Town also has the right to designate a member of our Board of Directors. As a result, Softbank and E-Town have the ability to influence all matters submitted to our shareholders for approval, as well as our management and affairs. Matters that could require shareholder approval include:

  •
  election and removal of directors;

  •
  our merger or consolidation with or into another entity; and

  •
  sale of all or substantially all of our assets.

        This concentration of ownership may delay or prevent a change of control or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could decrease the market price of our ordinary shares.

Our charter documents contain provisions that could discourage or prevent a potential takeover, even if the transaction would benefit our shareholders.

        Other companies may seek to acquire or merge with us. Our acquisition or merger could result in benefits to our shareholders, including an increase in the value of our ordinary shares. Some provisions of our Articles of Association may discourage, delay or prevent a merger or acquisition that a shareholder may consider favorable. These provisions include:

  •
  authorizing the Board of Directors to issue additional preference shares;

  •
  prohibiting cumulative voting in the election of directors;

  •
  limiting the persons who may call special meetings of shareholders;

  •
  prohibiting shareholder action by written consent;

  •
  creating a classified Board of Directors pursuant to which our directors are elected for staggered three year terms;

  •
  establishing advance notice requirements for nominations for election to the Board of Directors and for proposing matters that can be acted on by shareholders at shareholder meetings; and

  •
  requiring for-cause removal of directors.

Our failure to timely file periodic reports with the SEC, could result in the delisting of our shares from the NASDAQ Stock Market, or NASDAQ, affect the liquidity of our shares and cause us to default on covenants contained in contractual arrangements.

        If we are unable to maintain compliance with the conditions for continued listing required by NASDAQ, then our ordinary shares may be subject to delisting from NASDAQ. For example, prior to the Merger on June 24, 2011 when we were still a US-incorporated issuer, as a result of our failure to timely file with the SEC our Quarterly Report on Form 10-Q for the quarters ended September 30, 2006, March 31, 2007, June 30, 2007 and March 31, 2008 and our Annual Report on Form 10-K for the fiscal years ended December 31, 2006 and 2007, we were not in full compliance with NASDAQ Marketplace Rule 5250(c)(1), which requires us to make, on a timely basis, all filings with the SEC required by the Securities Exchange Act of 1934. While we returned to full compliance with NASDAQ's listing requirements on May 15, 2008, we are required to comply with NASDAQ Marketplace Rule 5250(c)(1) as a condition for our ordinary shares to continue to be listed on NASDAQ. If our ordinary shares are delisted from NASDAQ, our ordinary shares may not be eligible to trade on any national securities exchange or the over-the counter market. If our ordinary shares are no longer traded through a market system, their liquidity may be greatly reduced, which could negatively affect their price. In addition, we may be unable to obtain future equity financing, or use our ordinary shares as consideration for mergers or other business combinations. A delisting from NASDAQ may also have other negative implications, including the potential loss of confidence by suppliers, customers and employees, the loss of institutional investor interest, and fewer business development opportunities and could lead to a default under certain of our contractual arrangements.

ITEM 4—Information on the Company

A.    History and Development of the Company

        We were originally incorporated in 1991 as a Delaware corporation under the name "UTStarcom, Inc." We design and sell IP-based telecommunications infrastructure products to telecommunications service providers or operators throughout the world and provide telecommunications infrastructure installation, operations and maintenance services. We enable our customers to rapidly deploy revenue-generating access services using their existing infrastructure, while providing a migration path to cost-efficient end-to-end IP networks. Our business began in China which historically generated approximately 90% of our total revenues. Our success in China encouraged us to target other market such as Japan, India and other Asia Pacific countries. In 2011, approximately 49% of our total revenue was generated from our business in China and the remaining 51% was from the rest of the world.

        On February 1, 2010, we entered into agreements for a strategic relationship with Beijing E-town International Investment and Development Co., Ltd., or BEIID, which included an investment in UTStarcom, Inc.'s common stock by BEIID, and two unrelated investment funds, Elite Noble Limited and Shah Capital Opportunity Fund LP. The investment by BEIID gave us access to and a deeper understanding of the Chinese government agencies that make decisions about cable and telecom network spending which has further strengthened our leadership and market position in China. In connection with BEIID's investment, we also moved our operational headquarters from California to Beijing, China in September 2010.

        In April 2011, we were incorporated as an exempted company, named UTStarcom Holdings Corp., under the laws of the Cayman Islands. On June 24, 2011, we effected the Merger to reorganize the corporate structure of UTStarcom, Inc., and its subsidiaries. The Merger resulted in the shares of common stock of UTStarcom, Inc. being converted into the right to receive an equal number of ordinary shares in our capital, which were issued by us in connection with the Merger. Following the Merger, UTStarcom, Inc. became our wholly-owned subsidiary and we became the parent company of

UTStarcom, Inc. and its subsidiaries. The transaction was accounted for as a legal re-organization of entities under common control. See Item 4.C for a listing of our subsidiaries. We, together with our subsidiaries, continue to conduct our business in substantially the same manner as was conducted by UTStarcom, Inc. and its subsidiaries. Our ordinary shares are traded on NASDAQ under the same ticker symbol "UTSI," under which UTStarcom, Inc.'s common stock had previously traded. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our telephone number at this address is +1 (345) 949 8066. Our agent for service of process in the United States is C T Corporation System and its address is 111 Eighth Avenue, New York, NY 10011, USA. Our principal executive offices for operations are located at 52-2 Building, BDA International Enterprise Avenue, No. 2 Jingyuan North Street, Daxing District, Beijing, P. R. China. We can be reached by telephone at +86(10) 8520-5588.

B.    Business Overview

        We are a leading provider of interactive, IP-based network solutions including the integration and support services in IPTV, iDTV, Internet TV and broadband for cable and telecom operators. Our focus is to design and sell IP-based telecommunications infrastructure products including our primary product suite of multimedia communication, and broadband solutions along with the ongoing services relating to the installation, operation and maintenance of these products. Collectively our range of solutions is designed to expand and modernize telecommunications networks through smooth network system integration, lower operating costs and increased broadband access. We also provide the telecommunications carriers and other customers with increased revenue opportunities by enhancing their subscribers' user experience. The majority of our sales have been to service providers in China, Japan and India. We also sell to service providers in selective markets in the Asia Pacific, Latin America and Europe.

OUR OBJECTIVE

        Our objective is to be a leading provider of IP-based communications products and services in multimedia communication and broadband. We seek to differentiate ourselves by developing cost effective and reliable products that enable telecommunications operators to enhance the technological capacity of their networks, lower their operating expenses and provide new offerings to their customer base. Our products are designed to integrate multiple functionalities and deliver multiple revenue-generating services on a single technology platform, reduce network complexity and enable a migration to a new generation of network technologies. Our multimedia communication solutions enable operators to provide IPTV, iDTV, Internet TV, mobile TV and other industrial applications to their end users. Our broadband solutions are designed to make carrier deployments, maintenance and upgrades both economical and efficient, allowing operators to earn a high return on their investment while reducing subscriber churn and increasing average revenue per subscriber.

OUR STRATEGY

        Our objective is to enhance our position in IP-based services and key infrastructure products with attractive growth potential in selective geographic markets. To achieve this goal, we focused on our core strengths and aligned with favorable long-term market trends relating to IP products. In the third quarter of 2010, we announced and executed three shifts in our corporate strategy, which included "Return to China", "Telecom and Cable in Parallel" and "Equipment and Services". In 2011, we continued to implement the three shifts in our corporate strategy as the core of our strategic restructuring. First, we successfully transferred our operations center and the focus of our future development to the Asia-Pacific region with China as the core, and as a result, our corporate structure has been streamlined, our management and resource allocation have become more efficient and focused, and our operating costs have declined and continue to decline. Second, under our strategy of "Telecom and Cable in Parallel", we have brought in new sales pipeline and market opportunities for future business growth in the cable network market. Third, in addition to the traditional pure equipment sales business, we expanded our service-based revenue sources through mergers and acquisitions as well as by entering into long-term revenue sharing arrangements with cable operators. We also developed a new service-based business initiative by launching our Video Service Cloud, or VSC, platform. VSC takes advantage of our RollingStream™ technology, network infrastructure solution and the advanced technology of video exchange cloud to store, exchange and distribute video and audio content through telecom networks, cable networks and internet. The infrastructure that we have built has the advantage of aggregating audio and video content which enables media operators to rapidly launch their IP video services and offer their customers a high-quality and highly interactive experience through multiple video screens.

        As we execute our strategy, we believe we will be rewarded for our existing relationships with major operators and our well-developed products with increased contract awards that are expected to have a positive impact on our financial metrics. Our strategic priorities, and the related milestones achieved in 2011, are summarized as follows:

Focus primarily on providing a suite of IP-based solutions, including our main product suite comprised of multimedia communication and broadband products and related services.

        In July 2010, the Chinese government selected 12 Chinese cities and regions as pilots for its "Three Networks Convergence" policy. "Three Networks Convergence" is the Chinese central government policy to improve the capabilities and effectiveness of voice, video and data communication services across the major communications networks of telecom, cable TV and broadband internet. The policy is targeted for completion by 2015. We took a leading position in the deployment of services in the 12 cities selected as pilots for the "Three Networks Convergence" and believe we have earned a majority of the market share in those cities. During 2011, the Chinese government announced the sites for 42 new trial cities in the second phase of the convergence plan, which has offered additional market opportunities for our IP-based network solutions to both cable and telecom operators. "Three Networks Convergence" refers to the convergence of telecommunication, radio and television and Internet through technological innovations to meet network interoperability, facilitate resource sharing, and provide users with a wide range of services for voice, data and radio and television via single connection IP-based products. Such convergence is our current focus and the market demand for such convergence is high. Recent macro trends indicate that telecom carriers want solutions that solve complex network problems and help them attract subscribers through an enhanced user experience. Using our RollingStream™ platform, we have successfully extended our products and solutions to iDTV, Internet TV and integrated control platform and kept the leading position on the technologies which help telecommunication operators to easily run the triple play business and implement the Three Networks Convergence strategy in China. We intend to expand our market position in IP-based communications products and services including IPTV, iDTV, Internet TV and broadband through innovation and continued R&D efforts. Based on our history and current experience in successfully launching market-changing technologies for both telecommunications and cable network markets, we believe we will be rewarded by this product development and deployment.

        We aim to deliver a superior customer experience. As part of this goal, in 2011 we continued to focus on end-to-end IPTV solution for telecommunication and cable network operators to deliver "Triple Play" broadcast quality TV and on-demand entertainment services over IP networks. Since 2010, integrating with Hybrid Fiber-Coax, or HFC, and Digital Video Broadcasting, or DVB, network and technology of cable network operators, we expanded our IPTV technology and platform to the iDTV solution which has allowed us to provide rich, interactive video and audio services and value-added services, broadcast quality service and carrier-class operation and management capabilities. As of

2010, we had successfully deployed our RollingStream™ iDTV solution in multiple cable networks in China.

        Internet TV is the digital distribution of television content via the Internet. Internet TV is a general term that covers the delivery of television shows and other video content over the internet by video streaming technology, typically by major traditional television broadcasters. In 2011, we launched RollingStream™ Internet TV solution as an end-to-end Internet TV solution, including Internet TV integrated control platform, Content delivery network, or CDN, and terminal as set-top box or integrated machine models.

        In addition to IPTV, iDTV and Internet TV, our RollingStream™ integrated control platform provides support for integrated control of the content of IPTV, iDTV, Internet TV and mobile TV, including unified content management system, or CMS, Content Editor, broadcast control management, Service Management platform, or SMP, electronic program guide, or EPG service system, Authentication, Authorization, and Accounting services, or AAA services, Network Management System, or NMS, and Digital Rights Management, or DRM. We hold a leadership position in integrated control platform market share in China.

        In recent years, the telecommunications industry has been transitioning from legacy circuit and time division multiplexing-based, or TDM-based, networks to broadband and IP-based next-generation networks. Our broadband products and solutions have helped to lead this transition with IP-based next-generation voice and data network deployments in a host of emerging and established markets globally. After launching the industry's first IP-based digital subscriber line access multiplexer, or DSLAM, platform in 2001, we continue leading the IP-based broadband access and optical transport technologies, products and solutions by providing Multi-service Access Network, or MSAN, Gigabit Ethernet Passive Optical Network, or GEPON, next generation optical multi-service transport Platform, or MSTP, and Multiprotocol Label Switching Transport Profile, or MPLS-TP, based PTN. We help the service providers to realize more revenue by rapidly introducing new services, while reducing their operating expenses and capital expenditures.

Maintain our existing market position in China, Japan and India while solidifying our presence in selective geographical markets in the Asia Pacific market. In addition, use reseller partners to manage selective markets in Latin America and Europe.

        Markets in China, Japan and India are characterized as having large populations, a growing base of wealth, and high acceptance rates for new technology. Additionally, carriers in these regions are relatively unencumbered by established legacy networks leading them to invest high capital expenditure budgets in order to modernize and expand their networks. Over time these regions are expected to have higher rates of growth than the North American market.

        During 2011, we held a leadership position in IPTV market share in China and India, as well as a leading position in India's broadband market. We were also able to maintain and expand our market in IPTV, iDTV, Internet TV and broadband sectors in China and also around the world in 2011. Additionally, we held a leadership position in integrated control platform market share as a result of our participation in the "Three Networks Convergence" in China. While we continue to maintain dedicated direct sales teams in China, Japan and India, we also started working with strategic partners to maintain our coverage in Latin America and Europe. Although our management decided to downsize our sales team in India in the fourth quarter of 2011 for cost structure optimization purposes, we continue to serve the Indian market as one of our key markets. On February 1, 2010, we entered into agreements for a strategic relationship with BEIID which included an investment in the UTStarcom, Inc. common stock by BEIID and two unrelated investment funds, Elite Noble Limited and Shah Capital Opportunity Fund LP. The investment by BEIID gave us access to and a deeper understanding of the Chinese government agencies that make decisions about cable and telecom network spending which has further strengthened our leadership and market position in China.

        During 2009, we increased our effort in the Japanese market and won the first Transport Network, or TN, commercial contract with Softbank. In 2010, we were selected as the preferred PTN supplier of next generation IP transmission equipment for Softbank. In 2011, we continued to expand our business with Softbank and Softbank contributed approximately 29% of our net sales. We also have an important presence across key markets in the rest of Asia.

Improve our financial position by continuing to execute announced restructuring initiatives and reducing operating expense levels.

        We recognized the urgency for us to improve our financial model in order to return us to profitability. We divested a number of non-core businesses to allow us to better concentrate our resources and management attention on our strategic priorities. In 2010, we completed a sale of our Packet Data Services Node, or PDSN, assets in China, North America, Caribbean, and Latin America regions. The divested assets were part of our multimedia communications segment. We also divested our Europe, Middle East and Africa, or EMEA, operations which were part of our broadband segment. Since 2009, we have continuously implemented a series of corporate initiatives targeted at returning us to profitability. These actions included optimizing our R&D spending by focusing on selective IP products, and continued aggressive rationalization of our facility locations and general administrative costs. As a result we reduced our year-over-year selling, general and administrative and R&D operating expenses by approximately 29% in 2011 as compared to 2010, and reduced our headcount by 340 from 1,900 in 2010 to approximately 1,560 in 2011. We have also realigned our product focus, R&D and sales efforts to more effectively target the most desired customers in our selected regions. We are also seeking to establish sales partnerships and sales channels that will improve our ability to obtain and execute contracts in certain geographic regions.

        Although we faced a lot of difficulties in implementing this significant change, we have successfully returned to yearly profitability in 2011 after 6 years of loss. We will need to continue to manage our resources, particularly our cash position, to ensure our ability to execute our strategic plan and maintain our profitability.

KEY STRENGTHS

        Our key strengths in the implementation of our strategy include:

Demonstrated ability to introduce and deploy reliable IP-based technologies.

        Since 2005 we have pioneered IPTV deployment in China and India. Today we are one of the leading IPTV providers across Asia that introduced the first IPTV-based video advertising network in China. Based on our strong and open RollingStream™ platform, we have successfully extended our products and solutions to iDTV, Internet TV and integrated control platform and kept the leading position on the technologies which help telecommunication operators to easily run the triple play business and implement the Three Networks Convergence strategy in China. In 2008, we proved our NGN expertise as we were one of the few companies to execute Class 5 switch replacements. Our mSwitch™ NGN solution carried more than 500 billion minutes of usage, representing a sizable share of global Voice over IP, or VoIP, transfer. We were among the very few pioneers of the multiprotocol label switching, or MPLS, based telecom transport technology, and as a result, in 2009 we launched our PTN solution. Relative to the broadband market we used to have a leadership position in India and we launched the world's first all-IP based DSLAM, and the first GEPON solution in 2004. Our innovation is part of our heritage dating to the early 1990s when we helped create a new telecommunications market in China based on the development of our PAS products, offering an alternative to traditional mobile telephony. In 2010, we launched GEPON+Ethernet over Cable, or EOC, products for high-speed broadband access for the cable market and further expanded our IPTV RollingStream™ platform with iDTV and internet TV solutions to fully support the Three Networks Convergence. In 2011, we introduced a series of new solutions that will better serve the cable market. The new products included our DOCSIS-EOC application and new Wi-Fi products. Our EOC application targets cable operators and enables them to provide faster and smoother video and voice data to end users. Our next generation Wi-Fi products are able to combine with CDN convergence, support multi-terminals and satisfy the need of operators to establish outdoor wireless networks.

Reputation for providing a unique customer-centric business model and solving complex problems to expand and modernize networks.

        Our product portfolio includes interactive IPTV services that generate an additional revenue opportunity with a carrier's subscriber base. The NGN and broadband products significantly reduce operating costs through better network integration and management, improved broadband access and effective network management support. We have demonstrated our ability to customize the design of our solutions to match the economic needs of our customers. As such, the carriers are able to shorten return on investment timeframe for their network expenditures.

Important market positions in China, Japan and India with a significant presence in other selective key markets in Asia.

        Our pioneering role in the telecommunications industry and strong brand recognition in China, Japan and India position us favorably. The majority of our business is derived from the large and developing economies in China and India, as well as the developed economy in Japan. China and India are both amongst the "BRICS" group of rapidly developing economies. The two countries have the world's largest populations and almost the fastest rate of economic growth. With technical and economic development, the requirement for communications and entertainment will grow rapidly, which will bring huge potential for future growth of networks and business compared to European and American markets. In these two emerging markets, long-term work has resulted in brand recognition and provided a solid foundation for further growth and maintaining our existing market share. Through many years of cooperation with customers in Japan, we have established mutual trust and deep friendship with our customers, laying a solid foundation for further business. These regions have historically had high acceptance rates for new technologies, and we expect these regions to have continued strong gross domestic product growth. Therefore, our management believes telecom capital expenditure budgets in these regions and the business opportunities resulting from the implementation of the Three Networks Convergence in China should position us for future growth.

MARKETS AND CUSTOMERS

        The table below describes net sales by geographic region for the fiscal years ended December 31, 2011, 2010 and 2009.

	2011	% of net sales	2010	% of net sales	2009	% of net sales
	(in thousands, except percentages)
Net Sales by Region
China	$157,564	49%	$166,621	57%	$177,147	46%
Japan	96,257	30%	48,217	17%	29,361	7%
India	30,789	10%	31,426	11%	62,859	16%
Other	35,966	11%	39,368	13%	38,171	10%
United States	—	—	5,903	2%	78,806	21%

	$320,576	100%	$291,535	100%	$386,344	100%

        Our products and services are being deployed and implemented in regions throughout the world including Asia, Latin America and Europe. Since 2009, China has been our largest market, representing 49%, 57% and 46% of our net sales in 2011, 2010 and 2009, respectively. Additional markets and customer information are included in the discussion of business segments below.

        In China, we are well positioned to capture the great business opportunity in the Three Networks Convergence. Three Networks Convergence is the Chinese central government policy to improve the capabilities and effectiveness of voice, video and data communication services across the major communications networks of telecom, cable TV and broadband internet. The policy is targeted for completion by 2015.

        In July 2010, 12 Chinese cities and regions were selected as pilots for the Three Networks Convergence on a trial basis before a nation-wide rollout. We have won several contracts for the trial and have already built 6 IPTV broadcast control platform projects, one in each of Sichuan, Shenzhen, Beijing, Hubei, Hunan and Shandong provinces.

        In December 2011, the Chinese government announced 42 new trial cities for the second phase of the convergence plan. This opened up additional market opportunities for us as we deliver our IP-based network solutions to both cable and telecom operators.

Global Customers

        Our customers, typically telecommunications and cable service providers, enable delivery of wireless, wire line and broadband access services including data, voice, and/or television to their subscribers. They include, but are not limited to, local, regional, national and international telecommunications carriers, including broadband, cable, internet, wire line and wireless providers. Telecommunications and cable service providers typically require extensive proposal review, product certification, test and evaluation and network design and, in most cases, are associated with long sales cycles. Our customers' networking requirements are influenced by numerous variables, including their size, the number and types of subscribers that they serve, the relative teledensity (the number of phone lines per 100 persons) of the geography served, their subscriber demand for IP communications and access services in the served geography.

Competition

        We compete in the telecommunications equipment market, providing IP-based core infrastructure products, and services for transporting data, voice and television traffic across IP-based networks. The markets in which we compete are characterized by rapid change, converging technologies, and a migration to IP-based networking and communications solutions that offer relative advantages to our customers and their subscribers. These market factors represent a competitive threat to UTStarcom. We compete with numerous vendors in each product and market category. The overall number of our competitors providing new products and solutions may increase. Also, the composition of competitors may change as we increase our activity in various technology markets. In particular, we have experienced price-focused competition from competitors in Asia, and we anticipate this will continue. For specific competitors, see the following discussion of our business segments in this Item 4.

        We believe our competitive strengths are derived from three main factors: our ability to introduce and deploy well developed IP-based technologies and products; our reputation for providing a customer-centric business model and solving complex problems; and our market leadership position in China and India along with an important presence in selective key markets across Asia Pacific.

        By contrast, our competitive disadvantages include our relatively smaller size in terms of revenues, working capital, and financial resources and number of employees as compared to many of our competitors, our lack of history and experience in selling to many of the largest carriers in well-established markets and our lack of consumer brand recognition in markets outside of China and India.

TECHNOLOGY AND PRODUCTS

        Our focus is in two core categories of products: Broadband Infrastructure and Multimedia Communications. These products leverage the high growth that is driven by the shift to IP-based technologies, particularly in the world's developing economies. We plan to build on our demonstrated success in key regions across Asia Pacific.

        Within these two core product categories, we anticipate profitable growth driven by our suite of offerings including multimedia communications and broadband solutions.

Product Offerings

        Our Interactive Multimedia Communications products include our IPTV, iDTV, and Internet TV solution, and our broadband products include PTN, MSTP, GPON/EPON and MSAN. We also provide mSwitch™, PAS and Wi-Fi products.In addition to our product offerings, we provide a broad range of service offerings, including technical support services. Our service offerings complement our products with a range of consulting, technical, project, quality and maintenance support-level services including 24-hour support through technical assistance centers. Technical support services are designed to help ensure that our products operate efficiently, remain highly reliable, and benefit from the most up-to-date system software. These services enable customers to protect their network investments and minimize downtime for systems running mission-critical applications.

INTERACTIVE MULTIMEDIA COMMUNICATIONS

IPTV Solution

        Video content is increasingly becoming a new source of revenue for telecommunications providers. Our IPTV system, RollingStream™, includes both central office and customer premises equipment for delivering television and multimedia over carrier networks based on IP technology. Our RollingStream™ products and services enable a service provider to deliver broadcast television and on-demand video services to residential and commercial premises over a switched network architecture. It is a carrier-class product that is designed to scale to support millions of users and hundreds of thousands of content hours. We believe RollingStream™ is one of the first solutions designed to enable carriers to deploy very large-scale streaming video content over a switched network.

        The RollingStream™ product family includes a storage and streaming device, a device for combining different video signals onto a unified distribution system, a device residing at the user's home or place of business, and a network management system that enables system wide operation. RollingStream™ products have been designed to function over standard copper telephone lines as well as cable or optical transmission lines.

        RollingStream™ is designed to allow carriers to offer new revenue generating television and multi-media services. The system is also designed to help providers attract customers of cable and satellite operators by offering a more comprehensive and interactive suite of services. We continue to see industry and customer enthusiasm with key customer deployments announced in China with China Telecom and China Unicom, in India with Bharti Airtel, BSNL/Aksh and MTNL/Aksh, in Sri Lanka with Sri Lanka Telecom, and in Thailand with Thaitronic Company Limited.

iDTV Solution

        By integrating with HFC and DVB and the technology of cable network operators, we expanded our IPTV technology and RollingStream™ platform to support our iDTV solution which can provide rich, interactive video and audio services and value-added services, broadcast degree quality of service and carrier-class operation and management capabilities.

        RollingStream™ iDTV takes full account of China's existing DVB over HFC infrastructure and absorbs the successful experience of IPTV, delivers high-bit rate video and audio services, such as live, on demand, time shifting over HFC channels, and provides a return signal and interactive value-added services by using various forms of low-cost two-way IP networks. The platform also supports interactive TV and value-added service over a pure IP network.

        RollingStream™ iDTV not only has seamless access to multi-CP and SP, but also supports importation of additional channels, traffic and program management, coding, trans-coding, program monitoring, and other professional functions to meet broadcasting industry needs. RollingStream™ iDTV is suitable for widespread application in China's domestic broadcasting industry.

        RollingStream™ iDTV has the advantages of IPTV systems including advanced technology and system architecture, mature products and stable system to provide end-to-end data, voice, and multimedia (Triple-play) business. "One platform for multiple applications", RollingStream™ iDTV provides industry-leading, open, multi-service support, multi-terminal support, co-existing HFC and IP, and large-scale commercial multimedia communication.

Internet TV Solution

        Internet TV is the digital distribution of television content via the Internet. Internet TV is a generic term that covers the delivery of television shows and other video content over the Internet by video streaming technology, typically by major traditional television broadcasters. In 2011, we launched the RollingStream™ Internet TV solution as an end-to-end Internet TV solution, which integrates integrated control platform, CDN and terminals with set-top boxes.

        RollingStream™ integrated control platform solution provides control over aspects such as the content of IPTV, iDTV, internet TV and mobile TV including unified CMS, Content Editor, broadcast control management, SMP, EPG service system, AAA services, NMS, and DRM.

mSwitch™—NGN & Softswitch Solution

        Our mSwitch is a flexible IP-based platform designed to provide voice communications over an IP network. The mSwitch product family supports three primary solutions:

  •
  IP-based Personal Access System, or iPAS, Wireless Local Service,

  •
  NGN VoIP, and

  •
  Fixed Mobile Convergence.

        mSwitch enables service providers to migrate from existing circuit platforms to a next generation IP-based switch architecture, or to launch new applications in "Greenfield" or new deployment environments that have no legacy infrastructure. Our mSwitch portfolio is a carrier-class next generation switching product family that enables service providers to:

  •
  Deploy a converged core switching network that supports both wire line and wireless endpoints,

  •
  Enable application delivery across diverse access points,

  •
  Maintain consistent end user experience regardless of method of access to the applications,

  •
  Protect investment in their core infrastructure,

  •
  Deploy a scalable, modular system, and

  •
  Enjoy the benefits of an Operation Support System /Network Management System suite designed to integrate with the service provider's existing network.

PAS—Personal Access System

        Our PAS family of wireless core infrastructure equipment, based on the PHS standards developed by The Association of Radio Industries and Telecommunication Technology Committee in Japan, is designed to help our customers create new revenue opportunities with high quality wireless voice and data services. Approximately 61%, 58% and 41% of our Multimedia Communications revenue in 2011, 2010 and 2009, respectively, was derived from our PAS infrastructure products.

        With the iPAS wireless access network, operators can migrate their current wire line network to an IP-based PHS wireless network that provides wireless voice and data services within a city or community. With this system, service providers can offer new wireless services, such as citywide mobility, same-number wireless extension, email, mobile Internet access, text messaging and location-based services. Due to the restructuring of the telecommunication industry in China and the launch of 3G services in China, our PAS services were phased out by January 1, 2012.

Markets and Customers

        Our largest geographical market for Multimedia Communications products was China. Sales of our next generation multimedia communications systems, such as RollingStream™, in China were $35.3 million and $37.7 million in 2011 and 2010, respectively. We believe that China continues to be one of the largest and most important markets in the world, with gross domestic product, or GDP, growth averaging more than 9% each year over the past several years. Although the GDP growth in China slowed during the fourth quarter of 2008 through 2009 with the global downturn in economic activity, the growth has since returned to more than 9% in both 2010 and 2011; however, we anticipate the growth to be less in future years. China is currently undergoing an evolution of telecommunications technology, as demonstrated by its government's emphasis on the Three Networks Convergence in the cable market. As such, infrastructure spending in China is expected to transition over the next several years from traditional wireless and wire line technologies to new technologies such as 3G and broadband-based services. We expect this transition to increase the sales of our next generation multimedia communications systems such as RollingStream™ to telecom and cable operators in the future.

Competition

        The Multimedia Communications market is marked by intense competition worldwide from numerous global and regional competitors, including some of the world's largest companies. Pricing, payment terms and brand recognition are key considerations for our customers. Specific competitors in this segment include Alcatel-Lucent, Cisco Systems, Inc., Huawei Technologies Co., Ltd., Sonus Networks, Inc., and ZTE Corporation, Inc.

BROADBAND INFRASTRUCTURE

        Our Broadband Infrastructure products are designed to satisfy customer demand for high speed and cost-effective wireline-based data, voice and multimedia services. Our wire line technology enables high-speed voice, video and data transmissions over broadband IP-based networks. Broadband Infrastructure includes digital subscriber line products, multi-service access node products and fiber optics products as well as corresponding service offerings, including technical support services.

Optical Transport Products

        Our optical products include transport products based upon internationally defined optical transmission standards and access products. Our products convert and translate data, video, voice or other traffic into an optical signal that is transmitted over glass fiber. The product platform includes a multi-service management system that simultaneously processes multiple speeds ranging from 155 Megabits per second for traditional voice service to 40 Gigabits per second for data intensive services.

PTN

        In October 2009, we announced the debut of our expanded NetRing™ Transport Network, or NetRing™ TN, product portfolio, which includes new MPLS-TP solutions specifically designed to overhaul existing mobile backhaul networks, provide Ethernet services and deliver broadband aggregation applications in significantly improved efficiency, capacity, and flexibility.

        Our NetRing™ TN packet-based optical transport system is based on the latest MPLS-TP technology pre-standard being jointly defined by ITU-T and IETF. It is highly flexible, reliable, scalable and cost-effective and can be deployed for key applications such as carrier mobile backhaul, metro Ethernet services for enterprise and DSLAM and X-version of passive optical network aggregation. It is capable of carryingTDM, asynchronous transfer mode, synchronous digital hierarchy/synchronous optical network and Ethernet seamlessly over a reliable and scalable network, with resiliency at par with TDM networks. It also enables legacy enterprise services over Ethernet, providing 'wholesale' connectivity and an alternative for leased lines.

MSTP

        We introduced our NetRing™ MSTP optical product line in December 2003. While our GEPON product is designed to provide services to individual customers, our NetRing™ products are designed for the high bandwidth needs of a service area. Our NetRing™ 600 products provide voice and data services for multi-tenant buildings, office buildings and enterprise campus applications. Our mid-range NetRing™ 2500 products offer voice and data transport when more bandwidth and greater capacity is required. Our high-end NetRing™ 10000 products provide service for regional transport applications, when maximum bandwidth and capacity is required. In each application, the optical fiber is looped through the service area and connected back upon itself, providing full redundancy in the event that the fiber is severed. NetRing™ provides a broad range of functions for carriers to manage voice, data and video traffic with network management functions previously available only on multiple, independent platforms. In late 2008, we introduced our new state-of-art 40G product—NetRing™ 40K which has been successfully deployed to certain key customers.

EPON/GPON

        In 2004, we introduced our GEPON product. A passive optical network is a system configuration that brings optical fiber all the way to the end user using unpowered optical splitters which enable a single optical fiber to serve multiple premises. Our GEPON platform is designed to provide high subscriber density and low cost of entry, making it a compelling alternative to traditional telephone or broadband solutions.

        Our GEPON family includes both the telecommunications provider's central office and CPE which handle speeds of up to one Gigabit per second of bandwidth to residential and business customers. By integrating more functionality into the product, we have eliminated the need for carriers to deploy additional switching and routing equipment. Following the global trend of PON technology, our GPON family succeeds to GEPON mature technology and platform, strong NMS and various Optical Network Units, or ONU, by simply changing the PON uplink from EPON to GPON. In 2010, with the introduction of GEPON+EOC products, we can provide a high-speed broadband access solution for the cable market. This allows cable operators to provide voice, data services to existing CATV subscribers by utilizing last mile cable access infrastructure.

        In 2011, we introduced a series of new solutions that we anticipate will better serve the cable market. The new products included our DOCSIS-EOC application. With mature DOCSIS 2.0 and 3.0 technologies, our PON+EOC solution will utilize cable network's existing HFC wire line to the end subscriber, enabling cable operators to provide faster and smoother video and voice data to end users.

MSAN

        MSAN offers a wide range of services including IPTV, High-Speed Internet Access, POTS, ISDN, VoIP, over twisted pair copper and optical fiber. UTStarcom's iAN8K B1000 Multimedia Network Edge is a leading MSAN platform with over 40 million lines installed as of December 31, 2010. iAN8K B1000 offers access-gateway function for NGN Migration application by providing connectivity to existing legacy network and state-of-the-art IP-based voice network. NGN migration is the most important target market for MSAN, which is evolving into a very large global opportunity. iAN8K B1000 also offers IP-based DSLAM function based on ADSL2+ and VDSL2 standards for the still-growing broadband access market. iAN8K B1000 is based on next-generation Gigabit Ethernet architecture, in-line with our commitment to offer end-to-end IP connectivity. We continue to enrich our MSAN product by expanding the MSAN product line—including iAN B1200 which was introduced in 2008. We are continuing to expand this product to have xPON capability to support FTTC applications in 2010. This new product is available in compact form factors and extends the coverage of our iAN8K B1000 MSAN product. iAN B1200 is targeted on FTTB/FTTC applications. iAN B1205 is the first product from this series; it offers very high-density in a small form factor and is well suited for FTTC application. In 2009, we released iAN B1202; this product has smaller form factor and is designed to address FTTB applications.

Wi-Fi Product

        Our Wi-Fi products include the UAP1200 series smart antenna and the UAC8000 series wireless controller launched in September 2011. These new Wi-Fi applications enable telecom operators to establish outdoor wireless networks that are simpler to manage and maintain. The UAP1200 product implements the 802.11n technology standard.

Markets and Customers

        Our key target geographical markets for the deployment of our Broadband Infrastructure products are China, Japan and other Asia Pacific regions. We believe these geographical markets provide a significant amount of opportunity going forward given their relatively low broadband penetration rates and strong consumer demand for new broadband services. In China, the "Three Networks Convergence" is driven by the Chinese central government's policy directed at improving the capabilities and effectiveness of voice, video and data communication services across all of the major communications networks: telecom, cable TV and broadband internet. It is targeted for completion by 2015.

        According to the India Statistics' official report, India's current population is approximately 1.2 billion. We currently offer our MSAN, IPDSLAM, IPTV, MSTP and GEPON, as well as a host of products and services in India. With over one million access lines deployed today, we anticipate that we will continue to maintain our market position while we strive to pursue new opportunities to implement and deploy our products and conduct trials with several operators, including Reliance Infocomm Ltd. and Bharat Sanchar Nigam Ltd.

        We were among the few to pioneer the MPLS based telecom transport technology, and as a result in 2009, we launched our PTN solution. Customers in Japan have selected our PTN products to migrate their existing network to the next generation packet network by deploying PTN as their unified transport basic network infrastructure. In 2011, over 3000 10G PTN systems were deployed in the network and carry live traffic. In 2011, our PON+EOC was successfully deployed in multiple cable markets in China with volume shipment, and we entered into commercial contracts for PON solution in China. In 2011, we also won repeat business from our key broadband infrastructure customers in Japan and Taiwan.

Competition

        The Broadband Infrastructure market is subject to intense competition worldwide from numerous global and regional competitors, including some of the world's largest companies. These companies leverage pricing, payment terms and their pre-existing customer relationships. Specific competitors in this segment include Alcatel-Lucent, ECI Telecom, Huawei Technologies Co., Ltd., Nokia Siemens Networks, Inc. and ZTE Corporation, Inc.

OPERATIONS

Sales, Marketing and Customer Support

        We pursue a direct sales and marketing strategy in China, targeting sales to telecommunications operators and equipment distributors with closely associated customers. We maintain sales and customer support sites in all major cities in China. Our customer service operation in Hangzhou, China, serves as both a technical resource and liaison to our product development organization. In China, customer service technicians are distributed in the regional sales and customer support sites to provide a local presence.

        Across the rest of Asia, Latin America and Europe, we have a combined approach that uses direct sales, original equipment manufacturers, distributors, resellers, agents and licensees.

        We maintain sales and customer support offices in several countries covering the U.S., Europe, India, Japan and the Asia-Pacific regions.

Manufacturing, Assembly and Testing

        The manufacturing operations consist of circuit board assembly, final system assembly, software installation and testing. We assembled circuit boards primarily using surface mount technology. Assembled boards were individually tested prior to final assembly and tested again at the system level prior to system shipment. We used internally developed functional and parametric tests for quality management and process control and have developed an internal system to track quality statistics at a serial number level. System final testing and packaging were conducted at our own facilities as well as contracted to third parties.

        In June 2009, we announced our intention to outsource our manufacturing operations. In January 2010, we finalized the selection of an outsource partner, and signed a Manufacturing Agreement with a contract manufacturer, effective as of December 31, 2009. The Manufacturing Agreement has an initial term of one year, with automatic renewals of one year terms unless notice is provided 90 days prior to the end of the then-current term. The Manufacturing Agreement may be terminated for cause and either party may terminate the agreement for convenience with prior notice of six months. Under the Manufacturing Agreement, the contract manufacturer provides full electronics manufacturing services, including manufacturing, assembly and support, for our broadband, IPTV and NGN solutions products previously manufactured through our Hangzhou, China facility. Under the Manufacturing Agreement, the contract manufacturer also provides us new product introduction support, material sourcing and procurement, printed circuit board assembly, system integration and testing, final pack-out and delivery of products. During 2010 and 2011, we transferred the production and testing of mSwitch, MSAN and IPTV circuit boards to a contract manufacturer gradually shifting to a variable cost business model, but we continued to manufacture, assemble and test our MSTP and PTN products as well as performing system integration testing at our ISO 9001-2000 and ISO 14000 certified manufacturing facility in the Chinese province of Zhejiang.

Research and Development

        We believe it is essential to continue to develop and introduce new and enhanced products if we are to maintain our competitive position. While we use competitive analyses and technology trends as factors in our product development plans, the primary input for new products and product enhancements comes from soliciting and analyzing information about service providers' needs. Our relationships with the MIIT and individual telecommunications bureaus and our full-service post-sale customer support in China provide our R&D organization with insight into trends and developments in the marketplace. The insights provided from these relationships allow us to develop market-driven products such as MSAN, IPTV and TN. We have been able to cost-effectively hire highly skilled technical employees from a large pool of qualified candidates in China. We also have a development center in India to take advantage of the talent pool available there, and to support our operations in India. Our R&D centers are ISO 9001-2000 certified.

        In the past we have made, and expect to continue to make, significant investments in research and development. For the years ended December 31, 2011, 2010 and 2009, our R&D expenditures totaled $30.1 million, $38.0 million and $63.2 million, respectively. The decrease in R&D expenditures is primarily due to reduced spending in non-core business units and cost reductions resulting from streamlined operations.

Intellectual Property

        Our ability to compete depends in part on our proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements and licensing arrangements, to establish and protect our proprietary rights. In addition, we have, from time to time, chosen to abandon previously filed applications. Patents may not be issued and any patents issued may not cover the scope of the claims sought in the applications. Additionally, issued patents may be found to be invalid or unenforceable in the courts of those countries where we hold or have filed for such patents or patent applications. Our U.S. patents do not afford any intellectual property protection in China or other international jurisdictions. Additionally, patents that we hold in countries other than the United States do not afford any intellectual property protection in the United States. Please refer to the discussion of risks associated with our intellectual property in Item 3.D "Risk Factors—Factors Affecting Future Operating Results."

Seasonality

        Although we experience some seasonality typical of the telecommunications industry, such as seasonally weak first quarters, our revenues and earnings have not demonstrated consistent seasonal characteristics. In contrast, our results of operation are generally impacted more significantly by factors such as customer concentration and the timing of revenue recognition.

Raw Materials

        We source and purchase components comprising of active and passive electronic parts, mechanical and electrical parts, OEM and third party parts in the open markets from China and overseas. Prices for these component parts typically vary with the global and local supply and demand dynamics as well as raw material price fluctuations. Component part price volatility is also affected by one-off events such as the earthquake in Japan and flooding in Thailand resulting in short term electronic component and hard drive shortages respectively. See Item 3.D "Risk Factors—Risks Related to Our Business."

Government Regulations

        Multiple government bodies are involved in regulating and administering affairs in the telecommunications and information technology industries in China, among which the MIIT, NDRC,

SASAC and SARFT play the leading roles. These government agencies have broad discretion and authority over all aspects of the telecommunications and information technology industry in China, including but not limited to, setting the telecommunications tariff structure, granting carrier licenses and frequencies, approving equipment and products, granting product licenses, approving of the form and content of transmitted data, specifying technological standards as well as appointing carrier executives, all of which may impact our ability to do business in China. See Item 3.D "Risk Factors—Risks Relating to Conducting Business in China."

C.    Organizational Structure

        We are a holding company incorporated in the Cayman Islands.

        The following table sets forth our subsidiaries, including their country of incorporation or residence and our ownership interest in such subsidiaries.

Name	Place of Incorporation or Organization	Proportion of Ownership Interest
UTStarcom, Inc.(1)	U.S.A	100%
UTStarcom International Products, Inc.	U.S.A	100%
UTStarcom International Services, Inc.	U.S.A	100%
IssanniCommunications, Inc	U.S.A	100%
UTStarcom (China), Co., Ltd(1)	China	100%
UTStarcom Telecom Co., Ltd(1)	China	100%
UTStarcom (Chongqing) Telecom Co., Ltd.	China	90%
Baide Wei Information Technology (Shanghai) Co., Ltd.	China	100%
UTStarcom Hong Kong Ltd(1)	Hong Kong SAR	100%
UTStarcom Japan KK(1)	Japan	100%
UTStarcom, S.A. de C.V.	Mexico	100%
UTStarcom Ireland Limited(1)	Ireland	100%
UTStarcom Singapore PTE.LTD	Singapore	100%
UTStarcom Taiwan Ltd(1)	Taiwan	100%
UTStarcom Network Solutions—Redes de Nova Geração Ltda.	Brazil	100%
UTStarcom France SARL	France	100%
UTStarcom Korea Limited.	Korea	100%
UTStarcom Argentina S.R.L.	Argentina	100%
UTStarcom India Telecom Pvt(1)	India	100%
UTStarcom (Thailand) Limited	Thailand	100%
UTStarcom Italy S.R.L	Italy	100%
MyTV Corporation	Cayman Island	100%
UTStarcom (Philippines), Inc.	Philippines	100%
UTStarcom Hong Kong Investment Holding ltd	Hong Kong	100%
iTV Media Inc.(1)	BVI	75%
UTStarcom (Beijing) Technologies Co., Ltd.	China	100%

(1)
Our significant subsidiaries as of December 31, 2011 as defined in Rule 1-02(w) of Regulation S-X.

D.    Property, Plants and Equipment

        Our headquarters are currently located on a leased site in Beijing, China. Additionally, we operate facilities in the United States, other parts of China and globally consisting of office, R&D, warehousing and manufacturing sites primarily used jointly by our reporting segments.

        The headquarters for our China operations are located in Hangzhou. In 2001, we purchased the rights to use 49 acres of land located in Zhejiang Science and Technology Industry Garden of Hangzhou Hi-tech Industry Development Zone and built a 2.7 million square foot facility on this site. The facility was occupied in October 2004 and was used for manufacturing operations, R&D and administrative offices. In December 2009, we entered into a Property Transfer and Leaseback Agreement, or the Sale Leaseback Agreement, for the sale of our manufacturing, R&D and administrative offices facility in Hangzhou, China, or the Hangzhou facility, to a third party with leaseback of approximately 83,027 square meters (approximately 0.9 million square feet), or approximately one-third of the facility, through June 1, 2016. On December 8, 2010, we notified the landlord of our decision to terminate the Hangzhou facility lease in June 2011, in accordance with the termination clause in the lease agreement. In March 2011, we entered into a non-cancellable lease agreement, or Lease, for a R&D and administrative office in Hangzhou, China. Under the terms of the Lease, we are leasing 35,425 square meters (approximately 0.4 million square feet) of gross floor area above ground of the buildings, including common areas, through July 15, 2016.

        We lease approximately 0.7 million square feet of property, of which 0.5 million square feet are properties in China and 0.1 million square feet are properties in North America. We maintain 10 sales and customer support offices in 6 countries covering the United States, Europe, India, and the Asia-Pacific region. We lease sales offices in 25 locations in China and leases for such offices expire at various dates beginning in the year 2012.

        We believe our facilities are suitable and adequate to meet our current needs.

ITEM 4A—Unresolved Staff Comments

        None.

ITEM 5—Operating and Financial Review and Prospects

        The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements for the periods specified and their related notes included in this Annual Report on Form 20-F, as well as Item 3.A "Key Information—Selected Financial Data." This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words "expect," "anticipate," "intend," "believe," or similar language. All forward-looking statements included in this Annual Report are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. In evaluating our business, you should carefully consider the information provided under Item 3.D. "Risk Factors." Actual results could differ materially from those projected in the forward-looking statements. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.    Operating Results

OVERVIEW

        On June 24, 2011, we effected the Merger to reorganize the corporate structure of UTStarcom, Inc., a Delaware corporation incorporated in 1991, and its subsidiaries. The Merger resulted in the shares of common stock of UTStarcom, Inc. being converted into the right to receive an equal number of ordinary shares in our capital, which were issued by us in connection with the Merger. Following the Merger, UTStarcom, Inc. became our wholly-owned subsidiary and we became the parent company of UTStarcom, Inc. and its subsidiaries. See Item 4.C for a listing of our subsidiaries. We, together with our subsidiaries, continue to conduct our business in substantially the same manner as was conducted by UTStarcom, Inc. The transaction was accounted for as a legal re-organization of entities under common control. Accordingly, we prepared our consolidated financial statements with the assumption that the current corporate structure had been in existence throughout all relevant periods. Our consolidated financial statements prior to the Merger reflect the financial position, results of operations and cash flows of UTStarcom, Inc. and its subsidiaries. Our consolidated financial statements as of and for the year ended December 31, 2011 reflect our financial position, results of operation and cash flows for the company.

        The following discussions of our financial condition and results of operations and cash flows are based upon the information as described above.

        We are a leading provider of IP-based network solutions including the integration and support services in IPTV, iDTV, Internet TV and broadband for cable and telecom operators. Our focus is to design and sell IP-based telecommunications infrastructure products including our primary product suite of IPTV, and broadband solutions along with the ongoing services relating to the installation, operation and maintenance of these products. Collectively our range of solutions is designed to expand and modernize telecommunications networks through smooth network system integration, lower operating costs and increased broadband access. We also provide the carriers with increased revenue opportunities by enhancing their subscribers' user experience. The majority of our business is based in China, Japan, India and other Asian markets. We also continue to maintain a presence in selective markets in Latin America and Europe through resellers.

        We differentiate ourselves with products designed to reduce network complexity, integrate high performance capabilities and allow a simple transition to next generation networks. We design our products to facilitate cost-effective and efficient deployment, maintenance and upgrades.

        Our customers can easily integrate our products, which are IP-based, with other industry standard hardware and software. Additionally, we believe we can introduce new features and enhancements that can be cost-effectively added to our customers' existing networks. IP-based devices can be changed or upgraded in modules, saving our customers the expense of replacing their entire system installation. Our strategic priorities are summarized as follows:

  •
  Focus primarily on providing a suite of IP-based solutions including our main product suite comprised of IPTV and broadband products and related services.

  •
  Maintain our leadership position in China and India while solidifying our presence in selective geographical markets in Asia.

  •
  Leverage our strong reputation with telecom carriers and cable operators and our ability to solve complex network problems.

  •
  Improve our financial position by executing announced restructuring initiatives and reducing operating expense levels.

        In October 2010, we announced several critical shifts in our business strategy, including an increased focus on China and other Asian markets, the pursuit of telecom and cable network customers in parallel and using our expertise in building and operating technology and service platforms for IPTV and Internet TV to sell more end-to-end solutions to service providers. A catalyst for our growth in the cable market will continue to be China's push toward the Three Networks Convergence. The first phase of the Three Networks Convergence, which took place in 12 cities in China, has already made substantial progress, and the cable and telecom operators in those cities already have the capability to provide services to end users. By the end of 2011, the government had announced 42 new trial cities for the second phase of the convergence plan. This opens up additional market opportunities for us as we deliver our IP-based network solutions to both cable and telecom operators.

        In 2010, we were selected as the preferred PTN supplier of next generation IP transmission equipment for Softbank. In 2011, we have continued to expand our business in Chinese and Asian, especially Japanese, markets to achieve sustainable growth of IP-based telecommunications infrastructure products and broadband infrastructure products.

        Through our majority owned subsidiary, iTV Media Inc., or iTV, we are developing an Internet TV service offering, iTV.cn, through which we expect to eventually distribute content to audiences on a global basis. The convergence of networks, including fixed, mobile, cable and Internet, and the convergence of Internet-enabled devices through technological evolution provide an opportunity to significantly enhance viewers' TV experience. We launched the iTV.cn subscription service in North America since the fourth quarter of 2011 in the format of scheduled broadcasts, pay-per-view and video-on-demand. Additionally, iTV.cn is collaborating with a major telecom carrier to provide Internet TV services in a Southeast Asian country and the carrier launched the services in March 28, 2012. However, iTV.cn is still at an early stage of development and will take time to ramp up. We plan to allocate additional resources as needed to capture potential growth opportunities in this area, while we seek potential strategic partners to speed up the growth of iTV.cn. In 2011, we introduced DOCSIS-EOC application and new Wi-Fi products to better serve cable operators and enable them to provide faster and smoother video and voice data to end users. Our next generation Wi-Fi products are able to combine with CDN convergence, support multi-terminals and satisfy the need of the operators to establish outdoor wireless networks. We expect to derive revenue from these new products in the coming years.

Sale Leaseback Transaction and Early Termination of Hangzhou Building

        In December 2009, we entered into the Sale Leaseback Agreement for the sale of the Hangzhou facility to a third party for proceeds of approximately $138.8 million and the leaseback of approximately one-third of the property through 2016. As of May 31, 2010, we had received all of the sales proceeds and met all criteria for consummation of sale of the Hangzhou facility. On May 31, 2010, the buyer and we agreed that all conditions precedent to the closing had been met and the leaseback commenced on June 1, 2010. On December 8, we formally notified the landlord of our decision to terminate the lease in June 2011.The termination clause required us to pay total penalties of $9.5 million. A termination penalty charge of $1.3 million was recorded in December 2010 as a result of the full termination penalty off set by the release of the deferred gain and deferred rental liabilities other than the portion that would have been normally amortized in the next six month period to June 8, 2011 if there were no early termination. As of December 31, 2010, we had a net balance of $4.0 million related to the early termination penalty recorded in Other Liabilities which consisted of the $9.5 million total penalty less the prepaid rent and security deposit paid in the second quarter of 2010. In June 2011, we recorded an additional penalty of $0.3 million and released the deferred rental liabilities. In July 2011, we made the final payment of $4.4 million and completed the termination. See Note 7 to our Consolidated Financial Statements included under Part III, Item 18 of this Annual Report on Form 20-F.

Divestitures

        On July 31, 2009, we completed a sale of our Korea operations to an entity founded by a former employee and received total consideration of approximately $2.0 million. In January 2010, we completed a sale of certain assets and liabilities related to our Remote Access Server, or RAS, product line and received total consideration of approximately $1.5 million. In June 2010, we completed a sale of our IP Messaging and US PDSN assets which were located in North America, Caribbean, and Latin America regions and were part of the Multimedia Communications segment. We received consideration of approximately $0.9 million as of December 31, 2010. In September 2010, we entered into an agreement to transfer our Europe, Middle East and Africa, or EMEA operations, for no consideration. In the third quarter of 2010, we recognized expenses of approximately $0.9 million as a divestiture loss for our obligations primarily arising out of local statutory requirements such as severance fund for transferred employees and other miscellaneous operational costs. In the third quarter of 2010, we completed a sale of our China PDSN assets and recorded a gain of $1.6 million. In the third and fourth quarters of 2011, we entered into a three-party assignment agreement to transfer and release all of the remaining obligations in connection with the sale of China PDSN assets in 2010, and recognized a gain on divestiture of approximately $4.3 million. In the fourth quarter of 2011, we recorded an additional gain of $0.2 million which was contingent on the collection by the buyer of certain IP Messaging and U.S. PDSN assets sold in 2010. See Note 3 to our Consolidated Financial Statements included under Part III, Item 18 of this Annual Report on Form 20-F.

Restructuring Programs

        On June 9, 2009, our Board of Directors approved a restructuring plan, or the 2009 Restructuring Plan, designed to reduce our operating costs. The 2009 Restructuring Plan includes a worldwide reduction in force of approximately 50% of our headcount, or approximately 2,300 employees located primarily in China and the United States and, to a lesser degree, other international locations. During 2010, we recorded restructuring costs of approximately $15.7 million related to the 2009 Restructuring Plan and prior year restructuring plans. During 2011, we recorded restructuring costs of approximately $2.4 million related to the 2009 Restructuring Plan. As the 2009 Restructuring Plan was close to completion by the end of 2011, we do not expect to incur significant restructuring charges related to the previous restructuring plans in 2012. See Note 11 to our Consolidated Financial Statements included under Part III, Item 18 of this Annual Report on Form 20-F.

Investments

        During 2009, we recorded approximately $5.5 million of other-than-temporary impairment charges related to our investments in MRV Communications, or MRV, and Xalted Networks, or Xalted. During the fourth quarter of 2009, we sold our investment in MRV for approximately $1.0 million and recognized a gain of approximately $0.4 million. See Note 6 to our Consolidated Financial Statements included under Part III, Item 18 of this Annual Report on Form 20-F.

        In December 2010, we invested $2.1 million into ACELAND Investments Limited, or ACELAND. ACELAND was formed by ZTE H.K. Limited and us, and the investment objective is to participate in the investment in Wireless City Planning operated by Softbank to develop XGP business. We own approximately 35% of ACELAND at December 31, 2011 and 2010 and accounts for the investment in ACELAND using the equity method. In the second quarter of 2011, we issued a shareholder loan to ACELAND in the amount of $7.1 million. The shareholder loan was made by all shareholders of ACELAND in proportion to their equity interests in ACELAND. Based on the terms of the loan which make repayment contingent on certain events, we accounted for it as an equity investment.

        In December 2011, we invested $0.6 million into Beijing Bodashutong Technology Development Co. Ltd., or Bodashutong, through our subsidiaries, Shidazhibo (Beijing) Culture and Media Co. Ltd. and UTStarcom (China) Co., Ltd. The investment objective is to provide broadband solutions and comprehensive telecom technology services for a new affordable housing development in Beijing. We own a 30% interest in Bodashutong as of December 31, 2011, and account for this investment using the equity method.

        In December 2011, as a result of the re-evaluation of the carrying value of our investment in Xalted, we determined that the decline in Xalted's fair value was other-than-temporary and recorded a $0.5 million impairment charge for this investment in other income (expense), net. See Note 6 to our Consolidated Financial Statements included under Part III, Item 18 of this Annual Report on Form 20-F.

Acquisition

        We have in the past acquired certain businesses, products and technologies. We will continue to evaluate acquisition prospects that would complement our existing product offerings, augment our market coverage, enhance our technological capabilities, or that may otherwise offer growth opportunities. However, acquisitions involve numerous risks, including potential future impairment of our acquisitions or investment. We may face a risk of potential impairment of goodwill in 2012 and beyond if we fail to achieve our financial forecasts with respect to our acquisitions or investments. See Item 3.D "Risk Factors—Risks Related to Our Business—We may not be able to take advantage of acquisition opportunities or achieve the anticipated benefits of completed acquisitions."

        On October 16, 2010, we entered into an Ordinary Shares Purchase Agreement with iTV Media Inc., or iTV, (formerly Stage Smart Limited), and Smart Frontier Holdings Limited, or Smart Frontier, the sole shareholder of iTV, to enable us to launch an Internet TV platform to generate revenue through subscription, advertising and value-added services in the coming years. Pursuant to the Ordinary Shares Purchase Agreement, we agreed to purchase from Smart Frontier 5,100,000 ordinary shares of iTV held by Smart Frontier, or the Purchase Shares, for an aggregate purchase price of $10.0 million paid in the form of shares of UTStarcom, Inc. common stock calculated by dividing $10.0 million by the average closing price per share of the UTStarcom, Inc. common stock quoted on the NASDAQ stock market for the thirty-day period immediately preceding the date of closing of the transaction which closely approximated the market value on the day of issuance. The shares of UTStarcom, Inc. common stock were converted into the right to receive an equal number of our ordinary shares, which we issued in connection with the Merger. Pursuant to the Ordinary Shares Purchase Agreement, we have the right to repurchase our shares issued in exchange for iTV's ordinary shares currently held by us if, by the one year anniversary of the closing date, regulatory approvals have not been obtained as outlined in the post-closing covenants of the Ordinary Shares Purchase Agreement. Concurrent with entering into the Ordinary Shares Purchase Agreement, we also entered into a Series A Preference Shares Purchase Agreement with iTV and its affiliated entity, its wholly owned subsidiaries, and Smart Frontier. Pursuant to the Series A Preference Shares Purchase Agreement, we agreed to purchase from iTV 9,600,000 Series A Preference Shares of iTV at a price of $2.08333 per share, for an aggregate consideration of $20.0 million payable in cash. The Purchase Shares and the Series A Preference Shares together constitute 75% of the total shares of iTV which gives us control over iTV. On October 16, 2011, we and the iTV shareholders agreed to extend the date of exercising our repurchase right from the original date of October 16, 2011 to April 16, 2012. As of the filing date of this report, we have communicated with Smart Frontier regarding our intention to exercise the repurchase option. After the repurchase, we will decrease our ownership in iTV from 75% to below 50%, which will trigger deconsolidation of iTV from our consolidation financial statements in 2012. We will conduct additional impairment test for goodwill and long-lived assets upon the deconsolidation. As a result of the repurchase, we will be required to fair value our retained interests in iTV at the date of losing control. The transaction may result in a gain or loss to us and we are assessing the accounting impact to our consolidated financial statements. The administrative processing procedures will take additional time beyond April 16, 2012.

        From November 8, 2010, the date we acquired the Purchase Shares, iTV and its affiliated entity and its wholly owned subsidiary have been consolidated into our results. We recorded intangible assets and goodwill of $5.0 million and $13.8 million, respectively. As of December 31, 2011, intangible assets and goodwill were $3.5 million and $13.8 million, respectively. See Note 8 to our Consolidated Financial Statements included under Part III, Item 18 of this Annual Report on Form 20-F. We performed our annual impairment assessment as of November 2011 in compliance with Accounting Standards Codification, or ASC, No. 350. The valuation was based on the financial projections prepared by the management with due care and consideration reflecting reasonable estimates of future relevant events, and we concluded that the determined fair value of our equity interest of iTV was higher than its carrying amount. We also performed additional sensitivity analysis to assess the impact of change in assumptions on the fair value of our equity interest. The result was that the fair value of our equity interest was still higher than its carrying amount even after applying a hypothetical 50 percent decrease to the projected revenue growth rate. Therefore, we concluded that the goodwill with respect to iTV was not impaired as of December 31, 2011.

Decline in PAS Business and Wind-down of Handset Segment

        PAS networks were phased out on January 1, 2012. The MIIT has granted 3G mobile licenses to China Telecom, China Mobile and China Unicom. On January 9, 2009, the MIIT officially issued a notice to unconditionally phase out the PHS by the end of 2011 to guarantee the bandwidth for China's 3G services. Consequently, in the fourth quarter of 2009, we determined the remaining expected period of support for our PAS infrastructure products sold in prior years as 2 years and hence the remaining deferred revenue associated with PAS infrastructure would be recognized ratably through the fourth quarter of 2011. As of December 31, 2011, the amortization of the deferred revenue associated with PAS infrastructure has completed. For additional discussion see Item 5 "Operating and Financial Review and Prospects—Operating Results—Net Sales."

        We have completed the wind-down of our worldwide handset operations and thus have not had significant revenue and gross margin in 2011 and do not expect any significant revenue and gross margin in 2012 and beyond.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

        Our financial condition and results of operations are based on certain critical accounting policies and estimates, which include judgments, estimates and assumptions on the part of management. Estimates are based on historical experience, knowledge of economic and market factors and various other assumptions that management believes to be reasonable under the circumstances. Actual results may differ from those estimates. The following summary of critical accounting policies and estimates highlights those areas of significant judgment in the application of our accounting policies that affect our financial condition and results of operations.

Revenue Recognition

        We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectability is probable. We assess collectability based on a number of factors, including payment history and the credit-worthiness of the customer. We do not request collateral from our customers. In international sales, we may require letters of credit from our customers that can be drawn on demand if the customer defaults on its payment. If we determine that collection of a payment is not reasonably assured, we defer revenue recognition until collection becomes reasonably assured, which is generally upon receipt of cash. If the payment due from the customer is not fixed or determinable due to extended payment terms, revenue is recognized as payments become due and payable by the customer, assuming all other criteria for revenue recognition are met. Any payments received prior to revenue recognition are recorded as customer advances.

Normal payment terms differ for various reasons amongst different customer regions, depending upon common business practices for customers within a region. Billing to customers for shipping and handling are recorded as revenues and the associated costs are recorded as costs of revenues. Any expected losses on contracts are recognized when identified on an individual basis in accordance with the prevailing accounting guidance for the respective contract.

        In September 2009, the FASB amended the accounting standards for multiple element arrangements to:

  (i)
  provide updated guidance on how the deliverables in a multiple element arrangement should be separated, and how the consideration should be allocated;

  (ii)
  allow the use of management's best estimate of selling prices (BESP) for individual elements of an arrangement when vendor-specific objective evidence (VSOE) of selling price or third-party evidence (TPE) of selling price is not available; and

  (iii)
  eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method.

        In September 2009, the FASB also amended the accounting standards to remove non-software components and software components of tangible products that function together to deliver the product's essential functionality from the scope of pre-existing software revenue recognition guidance.

        We adopted these standards beginning in January 2011 on a prospective basis for applicable transactions originating or materially modified after December 31, 2010.

        The amended standards did not generally change the units of accounting for our revenue transactions. Most of our non-software products and services qualify as separate units of accounting because they have value to the customer on a standalone basis and our revenue arrangements generally do not include a general right of return relative to delivered products after receipt of the final acceptance certificate.

        A majority of these non-software products are hardware systems such as telecommunications equipment and terminal equipment containing software components that function together to provide the essential functionality of the product and are considered non-software deliverables. Therefore, revenue transactions related to the sale of these telecommunications equipment, which until December 31, 2010, have been accounted for under pre-existing software revenue recognition guidance are now accounted for under the amended guidance for arrangements with multiple deliverables.

        When a sales arrangement contains multiple deliverable elements, or multiple element arrangements, and software and non-software components function together to deliver the tangible products' essential functionality, we allocate revenue to each element based on the relative selling price of each element. Under this approach, the selling price of a deliverable is determined by using a selling price hierarchy that requires the use of VSOE of fair value, if available, TPE of selling price if VSOE is not available or management's BESP if neither VSOE nor TPE is available.

        We establish VSOE of selling price using the price charged for a deliverable when sold separately. When we are unable to establish selling price using VSOE, we use management's BESP in the allocation of arrangement consideration. We typically are not able to determine TPE for our products or services. TPE of selling price is determined by evaluating similar competitor deliverables when sold separately to similarly situated customers. Generally, our products differs from that of our peers, in that our product offerings are directed towards the integration of telecom, broadband and cable television networks and as such, usually entails a significant level of differentiation or customization for our customers such that the comparable pricing of products with similar functionality cannot be obtained. Furthermore, we are unable to reliably determine what similar competitor products' selling prices are on a stand-alone basis.

        The objective of BESP is to determine the price at which we would transact a sale if the product or service were sold on a stand-alone basis. Our management applies judgment in establishing pricing strategies and determines its BESP for a product or service using historical selling price trends and by considering multiple factors including, but not limited to, cost of products, gross margin objectives, geographies, customer classes, customer segment pricing practices and distribution channels. The determination of BESP is performed through consultation with our product management and marketing department and includes review and approval by our management. Our management regularly reviews VSOE and BESP and maintain internal controls over the establishment and updates of these estimates.

        We may modify or develop new pricing practices and strategies in the future. As these pricing strategies evolve, we may modify our pricing practices in the future, which may result in changes in selling prices, including both VSOE and BESP. As a result, future revenue recognition may result in a different allocation of revenue to the deliverables in multiple element arrangements from the results of the current period, which may change the pattern and timing of revenue recognition for these elements but will not change the total revenue recognized for the arrangement.

        Multiple element arrangements primarily involve the sale of hardware systems, installation and training. In addition, while not separately sold, the arrangement may include extended warranties that cover product repairs, maintenance services, and software updates for the software components that are essential to the functionality of the hardware systems or equipment. Revenue consideration allocated to each element under the relative selling price method is recognized as each element is earned, namely upon installation and acceptance of equipment or delivery of terminals, the delivered element(s) has stand-alone value, there is no right of return on delivered element(s), and we are in control of the undelivered element(s). For arrangements that include service elements, including technical support and installation and also training, revenue is deferred until such services are deemed complete. Revenue from extended warranties is recognized ratably over the contract period of the extended warranty services.

        Final acceptance is required for revenue recognition when installation services are not considered perfunctory. Final acceptance indicates that the customer has fully accepted delivery and installation, if any, of equipment and we are entitled to full payment. We do not recognize revenue before final acceptance is granted by the customer if acceptance is considered substantive to the transaction. The sales contracts we enter into typically include customer acceptance provisions and require the customer to issue a final acceptance certificate to evidence the customer's acceptance of the products and services. In those circumstances, we are unable to enforce payment terms until after the receipt of the final acceptance certificate because the payment conditions are dependent on the issuance of the final acceptance certificate. Our products are generally deployed within the core network of our telecommunications and cable operations customers. The acceptance terms for the products and services include initial test, on-site testing and trial period. Based on our past experience, the customer's acceptance process for larger and complex projects may take longer than twelve months. As a result, the customer run prolonged and rigorous tests to ensure our products work seamlessly with the customer's existing network. Each customer runs its unique tests, as the equipment performance can vary based on how the equipment works in combination with the customer's other equipment, software and other conditions. Given that there is uncertainty about customer acceptance until the customer completes its internal testing and procedures, we wait until the issuance of the final acceptance certificate to support our assertion that the delivery of products and services has occurred. For significant customer contracts involving larger and complex projects where there is on-site testing at multiple locations and the taking over of product warranty and product title occurs after the acceptance of the products and services, acceptance is substantive to the transaction.

        If the transactions entered into or materially modified on or after December 31, 2010 were subject to the previous accounting guidance, the change in total revenue, income from continuing operations, net income and related per share amounts, and deferred revenue for the period ended December 31, 2011 would not be material.

        Certain arrangements with multiple deliverables may continue to have stand-alone software deliverables that are subject to the existing software revenue recognition guidance along with non-software deliverables that are subject to the amended revenue accounting guidance. The revenue for these multiple element arrangements is allocated to the stand-alone software deliverables as a group and the non-software deliverables based on the relative selling prices of all of the deliverables in the arrangement using the fair value hierarchy in the amended revenue accounting guidance. For stand-alone software sales after December 31, 2010 and for all transactions entered into prior to the first quarter of 2011, we recognize revenue based on the software revenue recognition guidance. Under the software revenue recognition guidance, we use the residual method to recognize revenue when an arrangement includes one or more elements to be delivered at a future date and VSOE of the fair value of all the undelivered elements exists. VSOE of fair value of each element is based on the price charged when the element is sold separately. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the contract price is recognized as revenue when all other revenue recognition criteria are met. If VSOE of fair value of one or more undelivered elements does not exist, all revenue for delivered and undelivered elements is deferred until delivery of all elements occurs or when VSOE of fair value of the undelivered elements can be established. In some cases we have agreed to give software upgrade rights on a "when and if made available" basis for no additional consideration and for an unspecified period which could extend over the term of the contract. This additional contract obligation is an element of "post-contract support", or PCS. We have not established VSOE of fair value for such contract element. Accordingly, the revenues from such contracts are recognized ratably over the expected period of PCS, which is generally the term of the contract. In some cases where there is no stated contractual term, revenue is recognized ratably over the estimated period of PCS. We review assumptions regarding the estimated PCS periods on a regular basis. If we determine that it is necessary to revise our estimates of the PCS periods, the amount of revenue recognized over the life of the contract would not be affected. However, to the extent the new assumptions regarding the PCS periods were different from the original assumptions, the contract revenues would be recognized over the remaining expected PCS period. In connection with the restructuring of the telecommunication industry in China and the launch of 3G services in China, MIIT announced that PAS services in China would be phased out by January 1, 2012. In the second and third quarter of 2009, we streamlined our sales, service and research and development operations for PAS handsets and infrastructure equipment. We did not perform any new research and development of PAS products and we maintained a small support team to assist our customers with warranty matters. In the later part of the third quarter of 2009 and the early part of the fourth quarter of 2009, we contacted our PAS infrastructure customers and held discussions with them on the future of PAS products. In October 2009, we notified our PAS infrastructure customers in China that we would no longer provide upgrades or support of PAS products beyond December 31, 2011. Consequently, we determined the remaining expected period of support as 2 years from the fourth quarter of 2009 and hence deferred revenue associated with PAS infrastructure is being recognized ratably beginning in the fourth quarter of 2009 through the fourth quarter of 2011. In 2011, deferred revenue of $95.3 million was released to revenue associated with PAS infrastructure sales, realizing profit of approximated $33.1 million on a full year basis. As of December 31, 2011, we completed the amortization of deferred revenue associated with PAS infrastructure sales. We still had a remaining balance of deferred revenue associated with unfulfilled contractual obligations for our historical PAS infrastructure contracts as of December 31, 2011. Such amounts were deferred at its VSOE of fair value according to the terms of the contracts. Upon the phasing out of the PAS services as required by the MIIT announcement, we have been taking appropriate actions, such as communicating with our customers regarding the termination of such services, to legally release those obligations. As of December 31, 2011, the remaining deferred revenue balance was approximately $13.2 million, of which approximately $11.6 million is expected to be released and recognized as revenue during fiscal year 2012 unless there is evidence indicating the releases have not been fully completed. Additionally, we had $2.2 million of deferred revenue recorded based on oral commitments we made to our customers when entering into those PAS infrastructure contracts. We maintained such deferred revenue balances because we intended to fulfill these oral commitments for the purpose of client relationship maintenance, if requested by our customers. We concluded that we were not obligated and did not intend to fulfill such oral commitments even if requested to do so by our customers upon the phasing out of PAS services. Therefore, we released such deferred revenue to revenue with no costs in fiscal year 2011.

        Revenue from fixed priced contracts that include a requirement for significant software modification or customization is recognized using the completed contract method of accounting whereby no revenue is recognized prior to the completion of the project, because for contracts involving unique requirements we are unable to make reasonably dependable estimates of progress towards meeting contractual requirements. In the event estimated total project costs exceed estimated total project revenues, the entire estimated loss is charged to operations in the period in which the loss becomes probable and can be reasonably estimated. The complexity of the estimation process and judgments about internal and external factors including labor utilization, changes to specifications and testing requirements, time required for performance and resulting incurrence of contract penalties, and the performance of subcontractors affect the estimation process.

        We recognize revenue for system integration, installation and training upon completion of performance and if all other revenue recognition criteria are met. Other service revenue, principally related to maintenance and support contracts, is recognized ratably over the maintenance term.

        We also sell products through resellers. Revenue is generally recognized when the standard price protection period, which ranges from 30 to 90 days, has lapsed. If collectability cannot be reasonably assured in a reseller arrangement, revenue is recognized upon sell-through to the end customer and receipt of cash. There may be additional obligations in reseller arrangements such as inventory rotation, or stock exchange rights on the product. In most cases, we have developed reasonable estimates for stock exchanges based on historical experience with similar types of sales of similar products.

        We have sales agreements with certain wireless customers that provide for a rebate of the selling price to such customers if the particular product is subsequently sold at a lower price to such customers or to a different customer. The rebate period extends for a relatively short period of time. Historically, the amounts of such rebates paid to customers have not been material. We estimate the amount of the rebate based upon the terms of each individual arrangement, historical experience and future expectations of price reductions and then records the estimate of the rebate amount at the time of the sale. We also enter into sales incentive programs, such as co-marketing arrangements, with certain wireless and handset customers. We record the incurred incentive as a reduction of revenue when the sales revenue is recognized. In the fourth quarter of 2009, we substantially completed the wind-down of our handset business therefore such arrangements were not significant in both 2010 and 2011.

        The assessment of collectability is also a factor in determining whether revenue should be recognized. We assess collectability based on a number of factors, including payment history and the credit-worthiness of the customer. We do not request collateral from our customers. In international sales, we may require letters of credit from our customers that can be drawn on demand if the customer defaults on its payment. If we determine that collection of a payment is not reasonably assured, we defer revenue recognition until collection becomes reasonably assured, which is generally upon receipt of cash.

        Occasionally, we enter into revenue sharing arrangements. Under these arrangements, we collect payment only after our customer, the telecommunications service provider, collects service revenues.

When we enter into a revenue sharing arrangement, we do not recognize revenue until collection is reasonably assured.

        Because of the nature of doing business in China and other emerging markets, our billings and/or customer payments may not correlate with the contractual payment terms and we generally do not enforce contractual payment terms prior to final acceptance. Accordingly, accounts receivable are not recorded until we recognize the related customer revenue. Advances from customers are recognized when we have collected cash from the customer, prior to recognizing revenue. Deferred revenue is recorded if there are undelivered elements after final acceptance has been obtained. We had current deferred revenue of $65.0 million and $183.0 million, and long-term deferred revenue of $83.2 million and $122.2 million at December 31, 2011 and 2010, respectively. Costs related to deferred revenue are also deferred until revenue is recognized. See "Deferred Costs" below.

Restructuring Liabilities, Litigation and Other Contingencies

        We account for our restructuring plans using the guidance provided in ASC 420 "Exit or Disposal Cost Obligations" and ASC 712 "Compensation—Nonretirement Postemployment Benefits". We account for litigation and contingencies in accordance with ASC 450, "Contingencies", which requires that we record an estimated loss from a loss contingency when information available prior to issuance of our financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of loss can be reasonably estimated.

Stock-Based Compensation

        Stock-based compensation expense for all share-based payment awards granted is determined based on the grant-date fair value. Stock-based compensation expense for restricted stock awards is measured based on the closing fair market value of our ordinary share on the date of grant. Stock-based compensation expense for stock options is estimated at the grant date based on each option's fair value as calculated by the Black-Scholes option pricing model, or Black-Scholes model. Stock-based compensation is expensed ratably on a straight-line basis over the requisite service period, which is generally the vesting term of the share-based payment awards. The performance-based restricted stock units are subject to the attainment of goals determined by the Compensation Committee of our Board of Directors. We record the relevant stock-based compensation for the performance-based restricted stock units based on the probability of meeting the performance conditions.

        Determining the appropriate fair value model and calculating the fair value of share-based payment awards require the input of subjective assumptions, including the expected term of the share-based payment awards and stock volatility. We estimate an expected term of options granted based on our historical exercise and cancellation data for vested options. We use historical volatility as management believes it is more representative of future stock price trends than implied volatility due to the relatively small number of actively traded options on our ordinary share available to determine implied volatility. The assumptions used in calculating the fair value of share-based payment awards represent management's best estimates, but these estimates involve inherent uncertainties and compensation expense could be materially different in the future. Because changes in the subjective assumptions can materially affect the estimated value, in management's opinion, the existing valuation models may not provide an accurate measure of the fair value of our employee stock options. In addition, we are required to estimate the expected forfeiture rate and recognize expense only for those shares expected to vest. If our actual forfeiture rate is materially different from our estimate, the stock-based compensation expense could be significantly different from what we have recorded in the current period.

Product Warranty

        We provide a warranty on our equipment and terminal sales for a period generally ranging from one to two years from the time of final acceptance. At times, we have entered into arrangements to provide limited warranty services for periods longer than two years. We provide for the expected cost of product warranties at the time that revenue is recognized based on an assessment of past warranty experience and when specific circumstances dictate. We assess the adequacy of our recorded warranty liability every quarter and make adjustments to the liabilities if necessary. Specific warranty accruals are reversed upon the expiration of the warranty period and are recorded as reduction of cost of sales. From time to time, we may be subject to additional costs related to non-standard warranty claims from our customers. If and when this occurs, we estimate additional accruals based on historical experience, communication with our customers and various assumptions that we believe to be reasonable under the circumstances. Such additional warranty accruals are recorded in the period in which the additional costs are identified.

Variable Interest Entities

        We include the assets, liabilities, and results of operations of a variable interest entity, or VIE, in the consolidated financial statements if we have (1) the power to direct the activities of the VIE that most significantly impact the entity's economic performance, and (2) the obligation to absorb losses from or the right to receive benefits of the VIE that could potentially be significant to the VIE.

        We evaluate the primary beneficiary status for our investments periodically or when "triggering" events occur.

Receivables

        Although we evaluate customer credit worthiness prior to a sale, we provide an allowance for doubtful accounts for the estimated loss on trade and notes receivable when collection may no longer be reasonably assured. We assess collectability of receivables based on a number of factors including analysis of creditworthiness, our customer's historical payment history and current economic conditions, our ability to collect payment and on the length of time an individual receivable balance is outstanding. Our policy for determining the allowance for doubtful accounts includes both specific allowances for balances known to be uncollectible and a formula-based portfolio approach, based on aging of the accounts receivable, as a precursor to a management review of the overall allowance for doubtful accounts. This formula-based approach involves aging of our accounts receivable and applying a percentage based on our historical experience; this approach results in the allowance being computed based on the aging of the receivables. We evaluate the percentages applied to each category of aged accounts receivable periodically based on actual history of write-offs and collections and refine this formula-based approach accordingly for use in future periods. Receivable balances are written off when we have sufficient evidence to prove that they are uncollectible.

Inventories

        Inventories consist of product held at our manufacturing facility and warehouses, as well as finished goods at customer sites for which the customer has taken possession, but based on specific contractual terms, title has not yet passed to the customer. We may ship inventory to existing customers that require additional equipment to expand their existing networks prior to the signing of an expansion contract. Our inventories are stated at the lower of cost or market value, based on the FIFO method of accounting. Write-downs are based on our assumptions about future market conditions and customer demand, including projected changes in average selling prices resulting from competitive pricing pressures. We continually monitor inventory valuation for potential losses and obsolete inventory at our manufacturing facilities as well as at customer sites. If actual market conditions are less favorable than those projected by management, additional write-downs may be required. If actual market conditions are more favorable than anticipated, inventory previously written down may be sold to customers, resulting in lower cost of sales and higher income from operations than expected in that period.

Deferred costs

        Deferred costs consist of product shipped to the customer for which the rights and obligations of ownership have passed to the customer but revenue has not yet been recognized due to prolonged acceptance periods for tests and the existence of undelivered elements, such as post-contract support including software update rights for which we do not have a vendor specific objective evidence of fair value. All deferred costs are stated at cost. Management periodically assesses the recoverability of deferred costs and provides reserves against deferred cost balances when recovery of deferred costs is not probable. Recoverability is evaluated based on various factors including the length of time the product has been held at the customer site, the viability of payment, including assessment of product demand if a revenue sharing arrangement exists and/or the evaluation if a related transaction will result in a gross margin loss. In a loss situation for a transaction, the deferred cost balance is adjusted for impairment equal to the value of the excess of cost over the amount of revenue that will be eventually recognized for the transaction. Revenue and cost of sales are recorded when final acceptance is received from the customer. With greater concentration of product at customer sites under contract with specific or individual customers, the financial conditions of such specific or individual customers may result in increased concentration risk exposure for our inventory. For any post contract support services where the revenue is deferred, the entire related deferred direct costs are classified as a noncurrent asset, consistent with the definition of a current asset.

Research and Development and Capitalized Software Development Costs

        Our research and development costs are charged to expense as incurred. We capitalize software development costs, incurred in the development of software that will ultimately be sold, between the time technological feasibility has been attained and the related product is ready for general release. Management judgment is required in assessing technological feasibility, expected future revenues, estimated product lives and changes in product technologies, and the ultimate recoverability of our capitalized software development costs.

Income Taxes

        We are subject to income taxes in both the United States and numerous foreign jurisdictions. Significant judgment is required in evaluating our tax positions and determining the provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. We recognize the tax benefit (expense) from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. We recognize interest expense and penalties related to income tax matters as part of the provision for income taxes.

        We recognize deferred income taxes as the difference between the tax bases of assets and liabilities and their financial statement amounts based on enacted tax rates. Management judgment is required in the assessment of the recoverability of our deferred tax assets based on its assessment of projected taxable income. Numerous factors could affect our results of operations in the future. If there is a significant decline in our future operating results, management's assessment of the recoverability of our deferred tax assets would need to be revised, and any such adjustment to our deferred tax assets would be charged to income in that period. If necessary, we record a valuation allowance to reduce deferred tax assets to an amount which management believes is more likely than not to be realized. Changes in estimates of taxable income in the future could result in reversal of the valuation allowances which would be credited to income in the year of reversal.

        We provide U.S. taxes on foreign undistributed earnings that are not considered to be permanently reinvested outside the United States.

Goodwill and Long-Lived Assets

        Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. Intangible assets resulting from the acquisitions of entities accounted for using the acquisition method of accounting are estimated by our management based on the fair value of assets received. Intangible assets with finite useful lives mainly consist of technologies and non-compete agreement and are amortized on a straight-line basis, generally, over four years. Goodwill is not amortized and is tested annually for impairment during the fourth quarter of the fiscal year and between annual tests if an event occurs or circumstances change in accordance with ASC 350 that would more likely than not reduce the fair value below its carrying amount.

        Goodwill impairment is determined using a two-step process. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. Reporting units are our operating segments or one level below the operating segments. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is not performed. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. Intangible assets that are determined to have an indefinite life are tested for impairment by comparing the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. As of December 31, 2011, we carried goodwill of $13.8 million related to our iTV reporting unit, which was acquired in November 2010. We conducted the annual impairment test as of November 1, 2011. Based on the results of the first step of the goodwill impairment test, the fair value of our iTV reporting unit exceeded its carrying amount, therefore, goodwill of iTV was not considered impaired and the second step of the impairment testing was not required to be performed.

        Impairment testing of goodwill is performed at a reporting unit level. Fair value of reporting units is generally determined using a discounted cash flow analysis. This approach uses significant estimates and assumptions including projected future cash flows, the timing of such cash flows, discount rates reflecting the risk inherent in future cash flows, perpetual growth rates, determination of appropriate comparable entities and the determination of whether a premium or discount should be applied to these comparable entities. In addition to the estimates of future cash flows, two of the most significant estimates involved in the determination of fair value of the reporting units are the discount rates and perpetual growth rate applied to terminal values used in the discounted cash flow analysis. The discount rates used in the cash flow models for the goodwill impairment testing considers market and industry data as well as specific risk factors for each reporting unit. The perpetual growth rates for the individual reporting units, for purposes of the terminal value determination, are generally set after an initial three-year forecasted period, although certain reporting units utilized longer forecasted periods, and are based on historical experience, market and industry data. Key assumptions used to determine the fair value of iTV reporting unit as of our fiscal 2011 annual testing date (November 1, 2011) were: (a) expected cash flow for the period from 2012 to 2023; and (b) a discount rate of 40%. Based upon the results of our November 1, 2011 analysis, no impairment of goodwill was indicated. We believe that the estimates of future cash flows and fair value used in the goodwill impairment tests are reasonable; however, in the future, changes in estimates resulting in lower than currently anticipated cash flows and fair value due to unforeseen changes in business assumptions could negatively affect the valuations, which may result in our recognizing impairment charges for goodwill and other intangible assets in the future. In order to evaluate the sensitivity of the fair value calculations on the impairment analysis performed for the fiscal year ended December 31, 2011, we applied a hypothetical 50 percent decrease to the projected revenue growth rate. A hypothetical 50 percent decrease to the projected revenue growth rate would not have resulted in a failure of step one of the goodwill impairment test.

        We assess the recoverability of our long-lived assets other than goodwill by determining whether the carrying value of such assets will be recovered through undiscounted future cash flows. Asset impairments primarily consist of intangible assets with finite lives and property, plant and equipment and are based on an estimate of the amounts and timing of future cash flows related to the expected future remaining use and ultimate sale or disposal of property, plant and equipment net of costs to sell. Following our annual impairment review, we concluded immaterial assets were impaired as of December 31, 2011. During 2010, we did not have any plant and equipment impairment charges. During 2009, we incurred $33.3 million of plant and equipment impairment charges. See Note 6 to our Consolidated Financial Statements included under Part III, Item 18 of this Annual Report on Form 20-F for additional discussion.

        The process of evaluating the potential impairment of long-lived assets other than goodwill is also highly subjective and requires significant judgment. In order to estimate the fair value of long-lived assets, we typically make various assumptions about the future prospects for the business that the asset relates to, consider market factors specific to that business and estimate future cash flows to be generated by that business. Based on these assumptions and estimates, we determine whether we need to recognize an impairment charge to reduce the value of the asset stated on our balance sheet to reflect its estimated fair value. Assumptions and estimates about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including external factors such as the real estate market, industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts. Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, changes in assumptions and estimates could materially impact our reported financial results.

Investments

        Our investments consist principally of bank notes and equity investment in privately held companies. The investments in equity securities of privately held companies in which we hold less than 20% voting interest and on which we do not have the ability to exercise significant influence are accounted for under ASC 325, "Investments—Other" using the cost method. Under the cost method, these investments are carried at the lower of cost or fair market value. The investments in equity securities of privately held companies in which we hold at least 20% but less than 50% voting interest and on which we have the ability to exercise significant influence are accounted for under ASC 323, "Investments—Equity Method and Joint Ventures" using the equity method.

        We recognize an impairment charge when a decline in the fair value of our investments below the cost basis is judged to be other-than-temporary. In making this determination, we review several factors to determine whether the losses are other-than-temporary, including but not limited to: (i) the length of time the investment was in an unrealized loss position, (ii) the extent to which fair value was less than cost, (iii) the financial condition and near term prospects of the issuer and (iv) our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value.

        Pursuant to the accounting guidance for fair value measurements and its subsequent updates, fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The accounting guidance also establishes a three-tier fair value hierarchy which requires us to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. The fair value hierarchy prioritizes the inputs into three levels that may be used in measuring fair value as follows:

  Level 1—observable inputs such as quoted prices in active markets for identical assets or liabilities.

  Level 2—inputs other than the quoted prices in active markets for identical assets or liabilities that are observable either directly or indirectly.

  Level 3—unobservable inputs based on our assumptions.

        In January 2010, the FASB issued amended standards that require additional fair value disclosures. These disclosure requirements are effective in two phases. In the first quarter of 2010, we adopted the requirements for disclosures about inputs and valuation techniques used to measure fair value as well as disclosures about significant transfers between hierarchy levels. Beginning in the first quarter of 2011, these amended standards will require presentation of disaggregated activity within the reconciliation for fair value measurements using significant unobservable inputs (Level 3). These amended standards do not significantly impact our consolidated financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS

        See Note 2 to our Consolidated Financial Statements included under Part III, Item 18 of this Annual Report on Form 20-F for a full description of recent accounting pronouncements, including the expected dates of adoption and estimated effects on results of operations and financial condition, which is incorporated herein by reference.

RESULTS OF OPERATIONS

        With our strategic shifts, beginning on January 1, 2011, we realigned our reporting segments to better reflect our new operating structure. Effective January 1, 2011, the new reporting segments are as follows:

  •
  Equipment—Focused on our equipment sales including network infrastructure and application products. Network infrastructure products mainly include broadband products. Network application products mainly include IPTV solutions and Wireless infrastructure technologies.

  •
  Services—Providing services and support of our equipment products and also the new operational support segment.

      Equipment Based Services—Services and support we provide to customers after their purchases of equipment.

      Operational Support Services—Providing new services through long-term revenue sharing arrangements with the cable operators and the Internet TV platform established by its subsidiary, iTV. This platform will be accessible by potential customers through a new website which will eventually distribute content to audiences on a global basis with a high-quality user experience consisting of:

    •
    Integrated multi-screen viewing from a single managed platform

    •
    Time and location shifting

    •
    Reliable HD streaming

    •
    Multi-language programming

    •
    Value-added interactive service, such as distance-learning, gaming and e-commerce

    These revenues will be generated through advertising, subscription and software license fees.

        In 2012, media operational support services from our video service cloud platform will be recorded in this segment as well.

        We have reclassified our previously reported segment information for the years ended December 31, 2010 and 2009 to conform to the current segment presentation.

NET SALES

	Years Ended December 31,
Net Sales by Segment	2011	% of net sales	2010	% of net sales	2009	% of net sales
	(in thousands, except percentages)
Equipment	$285,493	89%	$251,134	86%	$323,387	84%
Services—Equipment Based Services	34,539	11%	40,401	14%	62,957	16%
—Operational Support Services	544	0%	—	0%	—	0%

	$320,576	100%	$291,535	100%	$386,344	100%

Net Sales by Region
United States	$0	0%	$5,903	2%	$78,806	21%
China	157,564	49%	166,621	57%	177,147	46%
India	30,789	10%	31,426	11%	62,859	16%
Japan	96,257	30%	48,217	17%	29,361	7%
Other	35,966	11%	39,368	13%	38,171	10%

	$320,576	100%	$291,535	100%	$386,344	100%

Fiscal 2011 vs. 2010

        Net sales increased by 10% to $320.6 million for 2011 compared to $291.5 million for 2010. The increase resulted from a $34.4 million increase in equipment sales which was primarily due to increased sales of PTN products in Japan and RollingStream™ infrastructure product sales in India and Thailand. $7.4 million of equipment revenue recognized from an EMEA customer contract in the second quarter of 2011 also contributed to the year-over-year increase. This increase was partially offset by $10.5 million decrease in sales of MSAN products mainly in the APAC region, $5.0 million decrease in sales of handset terminals due to the wind-down of the Company's handset business, and the decrease in sales of other major product lines. The revenue from equipment based service for 2011 decreased by $5.9 million to $34.5 million compared to $40.4 million for 2010, which was primarily due to fewer iPAS maintenance contracts as a result of the phase-out of PAS in China on December 31, 2011.

        For additional discussion, see Note 18 entitled "Segment Reporting" to our Consolidated Financial Statements included under Part III, Item 18 of this Annual Report on Form 20-F.

        In connection with the restructuring of the telecommunication industry in China and the launch of 3G services in China, the MIIT announced that PAS services in China would be phased out by January 1, 2012. In the second and third quarter of 2009, we streamlined our sales, service and R&D operations for PAS handsets and infrastructure equipment. We did not perform any new R&D of PAS products and we maintained a small support team to assist our customers with warranty matters. In the later part of the third quarter of 2009 and the early part of the fourth quarter of 2009, we contacted our PAS infrastructure customers and held discussions with them on the future of PAS products. In October 2009, we notified our PAS infrastructure customers in China that we would no longer provide upgrades or support of PAS products beyond December 31, 2011. Consequently, in the fourth quarter of 2009, we determined the remaining expected period of support for PAS infrastructure products as 2 years from the fourth quarter of 2009 and hence deferred revenue associated with PAS infrastructure would be recognized ratably beginning in the fourth quarter of 2009 through the fourth quarter of 2011. As a result of this change, in 2011, the total net sales and gross profit associated with the amortization of all PAS-related deferred revenue were $95.3 million and $33.1 million, respectively, an insignificant change from $93.0 million and $32.4 million in 2010, respectively. As of December 31, 2011, the PAS infrastructure deferred revenue associated with period of support has been fully amortized. Meanwhile, we still had certain balances of deferred revenue associated with unfulfilled contractual obligations for our historical PAS infrastructure contracts. Such amounts were deferred at its VSOE of fair value according to the terms of the contracts. Upon the phasing out of the PAS services as required by the MIIT announcement, we have been taking appropriate actions, such as communicating with our customers regarding the termination of such services, to legally release those obligations. As of December 31, 2011, the remaining deferred revenue balance was approximately $13.2 million, of which approximately $11.6 million is expected to be released and recognized as revenue during the fiscal year 2012 unless there is evidence indicating the releases have not been fully completed. Additionally, we have $2.2 million of deferred revenue recorded based on oral commitment we made to our customers when entering into those PAS infrastructure contracts. We maintained such deferred revenue balances because we intended to fulfill these oral commitments for the purpose of client relationship maintenance, if requested by our customers. We concluded that we were not obligated and did not intend to fulfill such oral commitments even if requested to do so by our customers upon the phasing out of our PAS services. Therefore, we released such deferred revenue to revenue with no costs in fiscal year 2011.

        The economic uncertainty that we are operating in today could adversely impact our business. However, the majority of our business is based in China, India and Japan, and China and India are still projected to have economic growth in 2012. We currently offer and have initial market acceptance of our IPTV products in China, India, Taiwan and other geographic regions. We believe that the IPTV market presents a meaningful growth opportunity in these regions as well as other regions where we have targeted to expand our IPTV offerings. Also in India, our sales cycle related to infrastructure expansion has been extended which will result in uncertainty in obtaining future contracts. Our growth in India, however, may be adversely impacted by recent changes in India requiring all manufacturers to satisfy certain security and supply chain standards to the satisfaction of Indian authorities. We are pursuing alternative long-term solutions and working with the carriers who purchase our products to ensure we can satisfy these new requirements.

Fiscal 2010 vs. 2009

        Net sales decreased by 25% to $291.5 million for 2010 compared to $386.3 million for 2009. The decrease was primarily due to the wind-down of our handset business which resulted in a decrease of $95.5 million in revenue. This decrease was partially offset by the $2.7 million increase in sales of Broadband Infrastructure products mainly due to more TN product sales to international customers. Multimedia Communications net sales were $175.0 million for the year ended December 31, 2010 as compared to $177.1 million for 2009, mainly due to the decrease in revenue of all the Multimedia Communications product lines except STB and IP Signage product and partially offset by the accelerated amortization of PAS deferred product revenue.

        Due to the MIIT's announcement that PAS services in China would be phased out by January 1, 2012, in the fourth quarter of 2009, we determined the remaining expected period of support for PAS infrastructure products as 2 years and hence deferred revenue associated with PAS infrastructure would be recognized ratably beginning in the fourth quarter of 2009 through the fourth quarter of 2011. As a result of this change, net sales and gross profit for the year ended December 31, 2010 were $93.0 million and $32.4 million, respectively, an increase of $44.7 million and $15.7 million, compared to the same period in 2009.

GROSS PROFIT

	Years Ended December 31,
Gross profit (loss) by Segment	2011	Gross Profit %	2010	Gross Profit %	2009	Gross Profit %
	(in thousands, except percentages)
Equipment	$107,030	37%	$57,567	23%	$39,149	12%
Services—Equipment Based Services	9,271	27%	12,671	31%	25,830	41%
—Operational Support Services	(1,967)	(362)%	—	0%	—	0%

	$114,334	36%	$70,238	24%	$64,979	17%

        Cost of sales consists primarily of material and labor costs associated with manufacturing, assembly and testing of products, costs associated with installation and customer training, warranty costs, fees to agents, inventory and contract loss provisions and overhead. Cost of sales also includes import taxes and tariffs on components and assemblies. Some components and materials used in our products are purchased from a single supplier or a limited group of suppliers and, in some cases, are subject to our obtaining Chinese import permits and approvals.

        Our gross profit has been affected by average selling prices, material costs, product mix, the impact of warranty charges and contract loss provisions, as well as inventory write-downs and release of deferred revenues and related costs pertaining to prior years. Our gross profit, as a percentage of net sales, varies among our product families. We expect that our overall gross profit, as a percentage of net sales, will fluctuate in the future as a result of shifts in product mix, stage of product life cycle, decreases in average selling prices and our ability to reduce cost of sales.

Fiscal 2011 vs. 2010

        Gross profit was $114.3 million, or 36% of net sales for 2011 compared to $70.2 million, or 24% of net sales for 2010. There was $49.5 million gross profit increase in the Equipment segment for 2011 compared to 2010. The higher margin PTN product in the Equipment segment contributed a gross profit increase of $37.3 million for 2011 compared to 2010 due to increased sales in Japan. The increased gross margin was also caused by higher equipment gross margin generated from $7.4 million equipment revenue recognized from an EMEA customer contract in the second quarter 2011, $1.9 million of one-time inventory cost indemnification from one of our customers due to a purchase order cancellation credited to cost of net sales in the third quarter 2011, and $2.2 million additional release of PHS deferred revenue without cost of net sales in the fourth quarter 2011. Gross profit for MSTP and MSAN products in the Equipment segment also increased by $17.4 million for 2011 compared to 2010, primarily due to $14.6 million inventory write-down in 2010 for MSAN and MSTP products for two international customer contracts as a result of reductions in demand. The increase was partially offset by the decrease of PHS products by $9.0 million primarily due to the reversal of third party commissions in 2010, and decreased sales of handset terminals in 2011 compared to 2010, driven by the phase out of PAS in China in 2011. In addition, the amortization of deferred revenue and deferred cost associated with PHS contributed a gross profit of $33.1 million and $32.4 million for 2011 and 2010, respectively. As the amortization was completed at December 31, 2011, we do not expect any such profit in 2012 and beyond.

        The gross profit in equipment-based service segment for 2011 decreased by 26.8% to $9.3 million compared to 2010, which was primarily due to a lower renewal rate of iPAS service contracts driven by the anticipated phase out of PAS in China in 2011, while fixed services costs remained relatively constant.

        For additional discussion, see Note 18 entitled "Segment Reporting" to our Consolidated Financial Statements included under Part III, Item 18 of this Annual Report on Form 20-F.

Fiscal 2010 vs. 2009

        Gross profit was $70.2 million, or 24% of net sales for 2010 compared to $65.0 million, or 17% of net sales for 2009. There was $24.3 million gross profit increase in the Handset business for 2010 compared to 2009. Gross profit in the Handset business of $5.3 million for 2010 related primarily to clearing of remaining handsets inventory, compared with negative gross profit of $19.0 million for 2009 which was impacted by additional inventory write-down of $26.0 million and claim settlements with PCD of $11.1 million, partially offset by an $8.5 million decrease to cost of sales in the Handsets business resulting from the amortization of the Marvell Technology Group Ltd. supply agreement during the first quarter of 2009. Compared to 2009, higher margin TN products contributed $0.8 million increase in gross profit in 2010, primarily due to increased sales, partially offset by a $14.6 million in inventory write-down in 2010 for MSAN and MSTP products for two international customer contracts due to reductions in demand. The gross margin from Multimedia Communications products decreased by $19.8 million, primarily due to decreased sales in all the major product lines and service revenue, partially offset by a $6.0 million benefit in 2010 from the release of accrued third party commissions as a result of expiration of statute of limitations, and a benefit from the acceleration of PAS deferred product revenue amortization which contributed an increase in gross profit of $15.7 million.

OPERATING EXPENSES

        The following table summarizes our operating expenses:

	Years Ended December 31,
	2011	% of net sales	2010	% of net sales	2009	% of net sales
	(in thousands, except percentages)
Selling, general and administrative	$63,857	20%	$95,240	33%	$140,742	36%
Research and development	30,123	9%	38,044	13%	63,243	16%
Amortization of intangible assets	1,239	—	206	—	—	—
Impairment of goodwill and other long-lived assets	26	—	—	—	33,287	9%
Restructuring	2,386	1%	16,018	5%	46,495	12%
Net gain on divestitures	(4,546)	(1)%	(5,548)	(2)%	(100)	0%

Total operating expenses	$93,085	29%	$143,960	49%	$283,667	73%

        Selling, general and administrative expenses, or SG&A, include compensation and benefits, professional fees, sales commissions, provision for doubtful accounts receivable and travel and entertainment costs. R&D expenses consist primarily of compensation and benefits of employees engaged in research, design and development activities, costs of parts for prototypes, equipment depreciation and third party development expenses. We believe that continued and prudent investment in R&D is critical to our long-term success, and we will aggressively evaluate appropriate investment levels. A portion of our costs are fixed and are difficult to quickly reduce in periods of lower sales.

SELLING, GENERAL AND ADMINISTRATIVE

Fiscal 2011 vs. 2010

        SG&A expenses were $63.9 million for 2011, a decrease of $31.4 million as compared to $95.2 million for 2010. The decrease in SG&A expense was primarily due to a $19.5 million decrease in personnel related expenses as a result of our restructuring efforts and recent cost reduction measures, a $3.6 million decrease in traveling expenses as a result of related cost control efforts, a $3.4 million reduction in legal and accounting fees due to reduced activity in investigations and litigation, a $3.3 million reduction of bad debt expense which benefited from the collection of long aged receivables, a $2.7 million reduction due to less use of outside services, and a $2.1 million decrease in fixed assets depreciation as a result of the sale of the Hangzhou facility.

Fiscal 2010 vs. 2009

        SG&A expenses were $95.2 million for 2010, a decrease of $45.5 million as compared to $140.7 million for 2009. The decrease in SG&A expense was primarily due to a $35.6 million decrease in personnel related expenses as a result of our restructuring actions and recent cost reduction measures, a $8.7 million reduction in legal and accounting fees as a result of reduced activity in investigations and litigation, a $2.6 million reduction in advertising and marketing, sales promotions, as well as shows and exhibits expenses due to reduced sales activities, a $6.9 million decrease in facilities and facilities-related expenses, and a $1.0 million reduction in insurance as a result of reduced business operations worldwide. These cost savings were partially offset by a $5.5 million provision for doubtful accounts related to aging receivables compared to $6.6 million recovery of doubtful accounts in the same period of 2009 resulting primarily from collection of long-aged receivables.

RESEARCH AND DEVELOPMENT

Fiscal 2011 vs. 2010

        R&D expenses decreased by $7.9 million for 2011 compared to 2010. The decrease was mainly due to a $7.0 million decrease in personnel and personnel related expense as a result of our restructuring initiatives, a $0.4 million reduction in traveling expenses as a result of related cost control efforts, a $0.3 million savings from reduction in the use of outside services, and a total of $0.3 million decrease in software license and facilities related expenses as we continued to streamline our operations.

Fiscal 2010 vs. 2009

        R&D expenses decreased by $25.2 million for 2010 compared to 2009. The decrease was mainly due to a $19.3 million decrease in personnel and personnel related expense as a result of our restructuring actions, $2.0 million savings from reduction in the use of outside services, and a total of $5.0 million decrease in depreciation, software license, parts and facilities related expenses as we continued to streamline our operations.

STOCK-BASED COMPENSATION EXPENSE

        At December 31, 2011, there was approximately $3.7 million of total unrecognized compensation cost, as measured, related to unvested stock options and restricted stock and restricted stock units, which is expected to be recognized over a weighted-average period of 2.98 years. The following table summarizes the stock-based compensation expense in our consolidated statement of operations:

	Years Ended December 31,
	2011	2010	2009
	(in thousands)
Cost of net sales	$99	$166	$662
Selling, general and administrative	2,602	4,600	7,146
Research and development	328	784	1,509
Restructuring	—	2,052	2,777

Total	$3,029	$7,602	$12,094

Fiscal 2011 vs. 2010

        The decrease in stock-based compensation expense in 2011 compared to 2010 was primarily due to the reduced headcount as a result of workforce reductions that continued in 2011. The decrease was also the result of no stock-based compensation expenses associated with restructuring in 2011 as we were near completion of our restructuring plans, compared to $2.1 million recorded in 2010. Based on the foregoing factors, we do not expect stock-based compensation expense to increase for fiscal year 2012.

Fiscal 2010 vs. 2009

        The decrease in stock-based compensation expense in 2010 compared to 2009 was primarily due to the reduced headcount as a result of workforce reductions that continued in 2010, and the decrease in equity awards granted in 2010.

AMORTIZATION OF INTANGIBLE ASSETS

Fiscal 2011 vs. 2010

        The increase in amortization of intangible assets for the full year 2011 was primarily due to the amortization of intangible assets acquired in iTV in November 2010.

Fiscal 2010 vs. 2009

        The amortization of intangible assets acquired in the iTV investment in 2010 was $0.2 million. There was no amortization of intangible assets in 2009.

ASSET IMPAIRMENT

Fiscal 2011

        We recorded an immaterial impairment charge for 2011 following our annual impairment review.

Fiscal 2010

        Following our annual impairment review, we concluded no assets were impaired as of December 31, 2010.

Fiscal 2009

        In June 2009, we announced our intention to consider a potential sale of our manufacturing, R&D, and administrative offices facility in Hangzhou, China. In December 2009, we entered into the Sale Leaseback Agreement for the intended sale of the property to another party for approximately

$138.8 million and the leaseback of a portion of the property through 2016. As of May 31, 2010, we had received all of the sales proceeds and met all criteria for consummation of sale of the Hangzhou facility. On May 31, 2010, the buyer and we agreed that all conditions precedent to the closing had been met and the leaseback commenced on June 1, 2010.

        During the third quarter of 2009, we contracted with a commercial real estate agent to assist in evaluating a potential sale of the facility. Furthermore, in October 2009, we initiated actions to consolidate our use of the facility to reduce our operating costs that revised our projected occupancy needs. In light of these developments, we performed a recoverability assessment of the facility as of September 30, 2009. Impairment testing performed by us for the third quarter of 2009, utilizing an income approach, indicated that the fair value approximated the carrying value of the Hangzhou facility as of September 30, 2009 of $160.5 million, and no impairment was recorded with respect to this property. The income approach was used as a result of the lack of preliminary offers and available comparable market transaction activity to place reliance on the market valuation approach. However, during the fourth quarter of 2009, the Sale Leaseback Agreement received from the buyer gave us a better indication of the property's fair value, and revealed that the value of the property to an interested third party was lower than the fair value we had previously estimated using the income approach. The building is approximately 2.7 million square feet and unique in its design. Based on the uniqueness of the building and the fact that only a single offer for the building had been received after having it on the market for several months management determined that a third party offer was a better indication of the fair value than other methods because the offer was specific to the property representing direct evidence of the fair value. Based on this offer, we determined that the property had a net book value in excess of its fair value. Due to the apparent decline in value, we conducted a recoverability test for this entity-wide asset and determined the carrying value of our net assets exceeded the undiscounted cash flows expected to result from the use and eventual disposition of the asset group. In our assessment of fair value, management had placed primary reliance on the market approach (the third party offer). The result of this analysis reduced our overall assessment of fair value of the property by $33.3 million. Accordingly, we recorded a non-cash impairment charge of $33.3 million during the fourth quarter of 2009. The adjusted carrying value of $125.7 million of the property was lower than the pending sales price because the valuation performed factored in the above-market rental rates to be paid by the Company as stipulated in the leaseback agreement accompanying the sale. Our overall assessment of fair value of the property was based on Level 2 inputs, defined as inputs other than quoted market prices in active markets that are observable either directly or indirectly.

RESTRUCTURING

Fiscal 2011

        During 2011, we recorded gross restructuring costs of approximately $4.0 million related to the 2009 Restructuring Plan and a reversal of approximately $1.6 million due to changes in estimates made in prior periods. The restructuring costs for 2011 consisted primarily of severance and benefits related to additional employees included in the 2009 Restructuring Plan, adjusted for changes in estimates of timing of employee terminations, and approximately $0.3 million of lease exit costs related to a lease expiring in 2013. Total restructuring costs recorded through December 31, 2011 related to the 2009 Restructuring Plan approximated $58.1 million. See Note 11 to our Consolidated Financial Statements included under Part III, Item 18 of this Annual Report on Form 20-F for additional information regarding our restructuring activities.

Fiscal 2010

        During 2010, we recorded restructuring costs of approximately $15.7 million related to the 2009 Restructuring Plan, net of approximately $2.1 million of reversal of charges due to changes in estimates made in prior periods. The restructuring costs for 2010 consisted primarily of severance and benefits related to additional employees included in the 2009 Restructuring Plan, adjusted for changes in estimates of timing of employee terminations, and approximately $1.1 million of lease exit costs primarily related to a lease expiring in 2013. Total restructuring costs recorded through December 31, 2010 related to the 2009 Restructuring Plan approximated $55.7 million.

Fiscal 2009

        The 2009 Restructuring Plan was designed to reduce our operating costs. The 2009 Restructuring Plan includes a worldwide reduction in force of approximately 50% of our headcount, or approximately 2,300 employees located primarily in China and the United States and, to a lesser degree, other international locations. During the year ended December 31, 2009, we recorded total restructuring costs of approximately $46.5 million of which $40.0 million related to the 2009 Restructuring Plan and $6.5 million related to prior year plans. The $40.0 million charge related to the 2009 Restructuring Plan was comprised primarily of approximately $38.1 million of severance and benefits and $1.9 million of lease costs. The $6.5 million charge in 2009 related to prior year plans consisted primarily of severance and benefits related to the transition of certain key functions, including finance, to China and the divestiture of the Company's Korea operations and additional lease costs, net of approximately $0.5 million of reversal of charges recorded in fiscal year 2008.

NET GAIN ON DIVESTITURES

Fiscal 2011

        Gain on divestitures for 2011 of $4.5 million was comprised of the $4.3 million gain recorded as a result of releasing all of our remaining obligations in connection with the sale of China PDSN assets in the third and fourth quarter of 2011, and the $0.2 million gain which was contingent on the collection by the buyer of certain IP Messaging and U.S. PDSN assets in the fourth quarter of 2011. See Note 3 to our Consolidated Financial Statements included under Part III, Item 18 of this Annual Report on Form 20-F for additional information regarding gain on our divestitures.

Fiscal 2010

        Gain on divestitures for 2010 of $5.5 million was comprised of the $1.6 million gain on sale of China PDSN Assets, the $0.9 million loss on transfer of EMEA operations, $3.0 million gain on sale of IP Messaging and US PDSN Assets and $1.8 million gain on sale of the RAS product line in the first quarter of 2010. See Note 3 to our Consolidated Financial Statements included under Part III, Item 18 of this Annual Report on Form 20-F for additional information regarding gain on divestitures.

Fiscal 2009

        Net gain on divestiture in 2009 of $0.1 million is comprised of a $1.4 million gain on sale of PCD assets resulting from an adjustment to reflect actual transaction-related costs, partially offset by a $1.3 million loss from the divestiture of our Korea operations.

OTHER INCOME (EXPENSE)

INTEREST INCOME

Fiscal 2011 vs. 2010

        Interest income was $2.3 million and $2.0 million for 2011 and 2010, respectively. Interest income increased in 2011 as compared to 2010, primarily due to higher interest rates in China in 2011.

Fiscal 2010 vs. 2009

        Interest income was $2.0 million and $2.1 million for 2010 and 2009, respectively. Interest income decreased for 2010 compared to 2009, primarily due to fluctuations in the average cash balances throughout 2010.

INTEREST EXPENSE

Fiscal 2011 vs. 2010

        The change in interest expense for 2011 as compared to 2010 was immaterial.

Fiscal 2010 vs. 2009

        Interest expense was $0.3 million and $0.6 million for 2010 and 2009, respectively. The decrease in interest expense for 2010 compared to 2009 was primarily attributable to the decreased use of credit facilities in 2010.

OTHER INCOME (EXPENSE), NET

Fiscal 2011 vs. 2010

        Other expense, net for 2011 was $8.6 million as compared to other income, net of $9.8 million for 2010. Other expense, net for 2011 consisted primarily of $8.9 million foreign currency loss primarily resulting from intercompany receivables denominated in Indian Rupee, partially offset by foreign currency gain on cash and intercompany receivables denominated in Japanese Yen. We also recorded a $0.5 million impairment charge for our investment in Xalted in other expense as a result of other-than-temporary decline of Xalted's fair value. Other income, net for 2010 consisted primarily of $8.0 million of foreign currency gains primarily resulting from intercompany receivables denominated in Indian Rupee and Chinese RMB, $0.5 million settlement proceeds with MRV, related to our investment in MRV which was sold in 2009, and $1.3 million of other individually insignificant items.

Fiscal 2010 vs. 2009

        Other income, net for 2010 was $9.8 million as compared to $2.3 million for 2009. Other income, net for 2010 consisted primarily of $8.0 million of foreign currency gains primarily resulting from intercompany receivables denominated in Indian Rupee and Chinese RMB, $0.5 million settlement proceeds with MRV related to our investment in MRV which was sold in 2009, and $1.3 million of other individually insignificant items. Other income, net of $2.3 million for 2009 consisted of $6.3 million foreign currency gain, $0.4 million gain on sale of MRV and $1.2 million of other miscellaneous income, partially offset by $5.5 million other-than-temporary impairment of two equity investments, MRV and Xalted.

INCOME TAX EXPENSE (BENEFIT)

        FASB ASC 740-10 establishes criteria for recognizing or continuing to recognize only more-likely-than-not tax positions, which may result in income tax expense volatility in future periods. While we believe that we have adequately provided for all tax positions, amounts asserted by taxing authorities could be greater than our accrued position. Accordingly, additional provisions on income tax related matters could be recorded in the future as revised estimates are made or the underlying matters are settled or otherwise resolved.

        For a full reconciliation of our effective tax rate to the U.S. federal statutory rate of 35% and further explanation of our provision for taxes, see Note 15 to our Consolidated Financial Statements included under Part III, Item 18, which is incorporated herein by reference.

        In 2011, we reversed a $0.2 million of deferred tax liabilities related to the unremitted earnings of our subsidiaries.

Fiscal 2011 vs. 2010

        Income tax expense was $2.9 million for 2011 compared to $3.1 million for 2010. The decrease in income tax expense in 2011 compared with 2010 was primarily due to the decrease in ordinary taxable income in jurisdictions where we have been profitable. Our effective tax rate changed from -5.0% in 2010 to 19.9% in 2011, which was mainly due to the fluctuations of income before income taxes between the years. We incurred a net profit before tax of $14.7 million in 2011 and a net loss of $62.2 million in 2010. Our total income tax expense was $2.9 million and $3.1 million for 2011 and 2010, respectively.

Fiscal 2010 vs. 2009

        Income tax expense was $3.1 million for 2010 compared to $10.9 million for 2009. The decrease in income tax expense in 2010 compared with 2009 was primarily due to the decreased ordinary income in jurisdictions where the Company has been profitable and a discrete charge of $1.4 million in the three months ended June 30, 2009 related to establishing of valuation allowance on net deferred tax assets in Korea. Our effective tax rate changed from -5.1% in 2009 to -5.0% in 2010. We incurred a net loss before tax of $62.2 million in 2010 and a net loss of $214.8 million in 2009. Our total income tax expense was $3.1 million and $10.9 million for 2010 and 2009, respectively.

Foreign Currency Risk

        See Item 11 "Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Rate Risk" for information regarding the impact of foreign currency fluctuations on the Company.

Government Policies

        For information regarding governmental economic, fiscal, monetary or political policies or factors that have materially affected, or could materially affect, our operations or our shareholders' investments, see Item 3.D "Risk Factors—Risks Relating to Conducting Business in China" and Item 10.E "Additional Information—Taxation."

B.    Liquidity and Capital Resources

        The following sections discuss the effects of changes in our balance sheet and cash flows, contractual obligations and other commitments on our liquidity and capital resources.

BALANCE SHEET AND CASH FLOWS

Cash and Cash Equivalents and Short-term Investments

	December 31, 2011	December 31, 2010	Change
	(in thousands)
Cash and cash equivalents	$301,626	$351,507	$(49,881)
Bank notes	2,372	546	1,826

Total	$303,998	$352,053	$(48,055)

	Years Ended December 31,
	2011	2010	2009
	(in thousands)
Cash used in operating activities	$(41,717)	$(92,182)	$(67,448)
Cash provided by (used in) investing activities	(10,761)	133,493	21,318
Cash provided by (used in) financing activities	(6,177)	34,527	(388)
Effect of exchange rate changes on cash and cash equivalents	8,774	9,826	2,758

Net increase (decrease) in cash and cash equivalents	$(49,881)	$85,664	$(43,760)

        Cash and cash equivalents, consisting primarily of bank deposits and money market funds, are recorded at cost which approximates fair value because of the short-term nature of these instruments. At December 31, 2011, cash and cash equivalents approximating $131.8 million was held by our subsidiaries in China.

        The Chinese government imposes currency exchange controls on all cash transfers out of China. Regulations in China permit foreign owned entities to freely convert the RMB into foreign currency for transactions that fall under the "current account," which includes trade related receipts and payments, interest and dividends. Accordingly, our Chinese subsidiaries may use RMB to purchase foreign exchange for settlement of such "current account" transactions without pre-approval. However, pursuant to applicable regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In calculating accumulated profits, foreign investment enterprises in China are required to allocate at least 10% of their accumulated profits each year, if any, to fund certain reserve funds, including mandated employee benefits funds, unless these reserves have reached 50% of the registered capital of the enterprises.

        Other transactions that involve conversion of RMB into foreign currency are classified as "capital account" transactions; examples of "capital account" transactions include repatriations of investments by or loans to foreign owners, or direct equity investments in a foreign entity by a China domiciled entity. "Capital account" transactions require prior approval from China's SAFE or its provincial branch to convert a remittance into a foreign currency, such as U.S. Dollars, and transmit the foreign currency outside of China. As a result of these and other restrictions under PRC laws and regulations, our China subsidiaries are restricted in their ability to transfer a portion of their net assets to the parent.

2011 Cash flows

        Net cash used in operating activities for 2011 was $41.7 million. During the year ended December 31, 2011, our operating activities were significantly impacted by the following:

  •
  Net income of $11.8 million adjusted for $4.5 million gains from divestitures, and by changes in net operating assets and liabilities using net cash of $57.0 million, partially offset by non-cash charges including $3.1 million of depreciation and amortization, $3.0 million stock-based compensation and $2.2 million provision for doubtful accounts.

  •
  Changes in operating assets and liabilities using net cash of $57.0 million. The use of cash included net $37.7 million for the release of deferred revenue and deferred cost, and $38.4 million for settlement of other liabilities as we continue to streamline operations, offset by the cash inflows of $19.3 million from accounts receivable and other assets..

        Cash used in investing activities during 2011 of $10.8 million included cash outflow of $9.3 million for purchasing property, plant and equipment, $7.1 million for contribution to an equity investment through a shareholder loan, and $1.2 million for purchase of investment interests, partially offset by cash inflow primarily from changes in restricted cash of $5.5 million.

        Cash used in financing activities during 2011 consist primarily of $6.3 million for repurchase of ordinary shares. See Note 13 to our Consolidated Financial Statements included under Part III, Item 18 of this Annual Report on Form 20-F for additional discussion.

2010 Cash flows

        Net cash used in operating activities for 2010 was $92.2 million. During the year ended December 31, 2010, our operating activities were significantly impacted by the following:

  •
  Net loss of $65.3 million adjusted for $5.5 million gains from divestitures, and by changes in net operating assets and liabilities using net cash of $40.8 million, partially offset by non-cash charges including $5.4 million of depreciation and amortization, $7.6 million stock-based compensation and $5.5 million provision for doubtful accounts.

  •
  Changes in operating assets and liabilities using net cash of $40.8 million. The increase included $28.0 million for settlement of accounts payable and $50.8 million for settlement of other liabilities as we continue to streamline operations, offset by the cash inflows from inventories and deferred cost.

        Cash provided by investing activities during 2010 of $133.5 million included net proceeds from divestitures of $3.4 million, $124.0 million of proceeds from sale of building, and changes in restricted cash of $13.3 million, offset partially by cash outflows including a $1.8 million net purchases of short-term investments related to a non-qualified deferred compensation plan established in fiscal 2010 which allows a six-month deferral of compensation for certain employees, $3.4 million for purchases of property, plant and equipment and $2.7 million for purchase of an investment interest.

        Cash provided by financing activities during 2010 consist primarily of net cash proceeds of $34.6 million from the issuance of 18.1 million shares of common stock related to the BEIID investment.

2009 Cash flows

        Net cash used in operating activities for 2009 was $67.4 million. During the year ended December 31, 2009, our operating activities were significantly impacted by the following:

  •
  Net loss of $225.7 million offset by non-cash charges of approximately $58.0 million which resulted in a net use of cash of $167.7 million. The non-cash charges included $33.3 million impairment of Hangzhou facility, $13.1 million of depreciation and amortization, $12.1 million stock-based compensation, $5.5 million other-than-temporary impairment of two equity investments, and $0.9 impairment of variable interest entity, partially offset by recovery for doubtful accounts of $6.8 million.

  •
  Changes in operating assets and liabilities providing net cash of $100.2 million. The decrease in sales activity in 2009 was the primary driver of the changes in operating assets and liabilities. Cash from operations benefited by $123.3 million from a decrease in accounts receivable, $72.8 million from a decrease in inventory and deferred costs, $83.1 million from a decrease in other assets consisting primarily of working capital items, and $4.2 million from an increase in deferred revenue, offset partially by a decrease in accounts payable using cash of $127.7 million, a decrease in customer advances of $29.2 million and a decrease in other liabilities of $24.6 million.

        Cash provided by investing activities during 2009 was $21.3 million. Cash provided from investing activities in 2009 included $10.0 million of cash proceeds released from escrow in July 2009 related to sale of PCD, $1.5 million cash proceeds from the divestiture of our Korea operations, $7.3 million deposit received on pending sale of our China headquarters, $2.6 million from the sale of our investment interests in PCD LLC and MRV, net proceeds of $3.2 million from the sale of other short-term investments, offset partially by $2.0 million cash used to purchase property, plant and equipment and $2.0 million change in restricted cash.

        Cash used in financing was immaterial during 2009.

Accounts Receivable, Net

        Accounts receivable decreased $9.9 million from $30.1 million at December 31, 2010 to $20.2 million at December 31, 2011. At December 31, 2011, our allowance for doubtful accounts was $30.1 million on gross receivables of $50.3 million. We recorded provision for doubtful accounts of $2.2 million in 2011 related to aging receivables resulting from a slowdown in customer payments. We assess collectability of receivables based on a number of factors including analysis of creditworthiness, our customer's historical payment history and current economic conditions, our ability to collect payment and on the length of time an individual receivable balance is outstanding. We have certain accounts receivable in China that have been outstanding for a significant period of time. We provide allowances for these receivables based on the criteria discussed above. While we believe we have sufficient experience and knowledge of the China market and customer payment patterns to reasonably estimate such allowances, actual payment patterns and customer behavior could differ from our expectations. During the fiscal year 2011, we wrote off approximately $4.7 million of accounts receivables related to iPAS aged contracts that we have determined to be uncollectible despite rigorous efforts to collect the payments.

Inventories and Deferred Costs

        The following table summarizes our inventories and deferred costs:

	December 31, 2011	December 31, 2010	Increase/ (Decrease)
	(in thousands)
Inventories:
Raw materials	$9,334	$6,718	$2,616
Work in process	1,721	6,836	(5,115)
Finished goods	23,207	34,850	(11,643)

Total inventories	$34,262	$48,404	$(14,142)

Short-term deferred costs	$103,222	$111,179	$(7,957)
Long-term deferred costs	$39,741	$132,587	$(92,846)

        Inventories consist of product held at our manufacturing facility and warehouses, as well as finished goods at customer sites for which the customer has taken possession, but based on specific contractual terms, title has not yet passed to the customer. Finished goods at customer sites were approximately $13.2 million and $23.5 million at December 31, 2011 and 2010, respectively.

        Inventories of approximately $0.4 million and $0.6 million held by our manufacturing outsource partner are recorded in Prepaids and Other Current Assets in the consolidated balance sheet at December 31, 2011 and 2010, respectively. There was no significant inventory write-down in 2011. The Company recorded a $14.6 million inventory write-down in 2010 for MSAN and MSTP for two international customer contracts due to the reduction in product demands.

        Deferred costs consist of product shipped to the customer where the rights and obligations of ownership have passed to the customer, but revenue has not yet been recognized due to prolonged acceptance periods for tests and the existence of undelivered elements, such as post-contract support including software update rights for which the Company does not have a vendor specific objective evidence of fair value. Given that there is uncertainty about customer acceptance until the customer completes its internal testing and procedures, the Company waits until the issuance of the final acceptance certificate to support its assertion that the delivery of products and services has occurred. For significant customer contracts involving larger and complex projects where there is on-site testing at multiple locations and the taking over of product warranty and product title occurs after the acceptance of the products and services, acceptance is substantive to the transaction. For certain significant contracts that required the Company to provide post-contract customer support over a long period of time (for example, seven years) for which the Company has been unable to establish vendor specific objective of fair value upon delivery of all elements except for post-contract support, the Company amortizes the deferred revenue and related deferred costs of goods sold over the post-contract support period. We assess the recoverability of the deferred cost based on the project status of executed contracts that are in-progress and also their future collectability. Any unrecoverable deferred cost will be written down to the net realizable value in the period when it was determined or justified to be unrecoverable.

LIQUIDITY

        We recorded net income attributable to UTStarcom Holdings Corp. of $13.4 million and operating income of $21.2 million for the year ended December 31, 2011. During the years ended December 31, 2010 and 2009, we incurred net losses attributable to UTStarcom Holdings Corp. of $65.1 million and $225.7 million, and operating losses of $73.7 million and $218.7 million, respectively. At December 31, 2011, the accumulated deficit was decreased to $1,118.9 million from $1,132.3 million at December 31, 2010.

        During year 2011, the net cash used in operating activities was $41.7 million, a decrease of $50.5 million compared to year 2010. At December 31, 2011, we had cash and cash equivalents of $301.6 million, of which $131.8 million was held by our subsidiaries in China. China imposes currency exchange controls on certain transfers of funds to and from China. The amount of cash available for transfer from the China subsidiaries for use by our non-China subsidiaries is limited both by the liquidity needs of the subsidiaries in China and by Chinese-government mandated limitations including currency exchange controls on transfers of funds outside of China.

        Our China subsidiaries have an accumulated profit of $76.3 million as of December 31, 2011 determined in accordance with Chinese accounting standards that could be paid as dividends. We believe our accumulated profits will provide us with the ability to declare dividends sufficient to meet our liquidity needs in the future. Our China subsidiaries paid an aggregate $150 million in dividends to our U.S. parent company during the year ended December 31, 2007 and another $100 million in February 2008. While these cash transfers are offset and eliminated in preparing our consolidated cash flow statements, they have been a principal source of funding of our non-China operations during the periods in which they were made. In February 2009, our China subsidiaries paid an additional $50 million in dividends to our U.S. parent company. However, going forward, the amount of cash available for transfer from the China subsidiaries will be limited both by the liquidity needs of the subsidiaries in China and the restriction on currency exchange by Chinese-government mandated requirements including currency exchange controls on certain transfers of funds outside of China.

        At December 31, 2011, we had approximately $4.6 million of available factoring line. In the third quarter of 2011, we entered into one account-receivable factoring line of $4.6 million which can be used for recourse factoring on accounts receivable from one specified customer. The factoring line expires twelve months from the issuance date in August 2012. At December 31, 2011, we were in compliance with the debt covenant under the factoring line and there was no amount drawn-down under such factoring line.

        Global economies have experienced a significant downturn driven by a financial and credit crisis that will continue to challenge such economies for some period of time. Under the current macroeconomic environment there are significant risks and uncertainties inherent in management's ability to forecast future results. The operating environment confronting us, both internally and externally, raises significant uncertainties.

        In the past years, we took a number of actions to improve our liquidity. In March 2008, we paid $289.5 million to retire our convertible subordinated notes and related accrued interest. On July 1, 2008, we completed the sale of PCD. In addition, we divested our Mobile Solutions Business Unit in July 2008. In the fourth quarter of 2008, management initiated actions to disband our Customs Solutions Business Unit, to wind down our Korea based handset operations, and announced initiatives including efforts to eliminate functional duplications by consolidation of a number of functions into our China operations. In June 2009, management expanded the initiatives to include a worldwide reduction in workforce, outsourcing of manufacturing operations and optimizing R&D spending with a focus on selected products. Our selling, general and administrative and R&D operating expenses decreased significantly year over year from 2009 to 2010 and 2011, and management believes the continuing efforts to stream-line operations will enable our fixed cost base to be better aligned with operations, market demand and projected sales levels. If projected sales do not materialize, we will need to take further actions to reduce costs and expenses or explore other cost reduction options.

        In December 2009, we entered into the Sale Leaseback Agreement for the intended sale of our manufacturing, R&D, and administrative offices facility in Hangzhou, China to another third party for approximately $138.8 million with leaseback of a portion of the facility. As of May 31, 2010, we had received all of the sales proceeds and met all criteria for consummation of sale of the Hangzhou facility. On May 31, 2010, the buyer and we agreed that all conditions precedent to the closing had been met and the leaseback commenced on June 1, 2010. On December 8, 2010, we formally notified the landlord of our decision to early terminate the lease in June 2011, six months in advance, according to the termination clause in the Sale Leaseback Agreement. A termination agreement was signed between the landlord and us in June 2011 and both parties agreed to terminate the lease on June 30, 2011. We paid early termination penalties of approximately $9.8 million in total to the landlord in 2010 and 2011. In March 2011, we entered into the Lease for our R&D and administrative office in Hangzhou, China. As a result of moving to this facility, we achieved savings of $2.3 million in the year 2011.

        On February 1, 2010, we entered into agreements for a strategic relationship with BEIID, which included an investment of $48.5 million in UTStarcom, Inc. common stock by BEIID, and two unrelated investment funds, Elite Noble Limited and Shah Capital Opportunity Fund LP. The stock purchase agreements were subsequently amended on May 4, 2010, June 4, 2010 and July 7, 2010, respectively. These investments closed in September 2010. Under the terms of agreements, as revised, we received cash of $34.6 million, net of issuance costs, and issued approximately 18.1 million shares of common stock and an option to purchase up to an additional 4.0 million shares of common stock for approximately $8.1 million through November 8, 2010. The option expired unexercised as of December 31, 2010.

        Management believes that the continuing efforts to stream-line our operations will enable our fixed cost base to be better aligned with operations, market demand and projected sales level. Management believes that both our China and non-China operations will have sufficient liquidity to finance working capital and capital expenditure needs in excess of 12 months. However, we have concentrated our business in Asia, particularly China, India and Japan. Any unforeseen prolonged economic and/or political risk in these markets could impact our customers in making their respective investment decisions and could have a material impact on the foregoing assessment. There can be no assurance that additional financing, if required, will be available on terms satisfactory to us or at all, and if funds are raised in the future through issuance of preference shares or debt, these securities could have rights, privileges or preference senior to those of our ordinary shares and newly issued debt could contain debt covenants that impose restrictions on our operations. Further, any sale of newly issued debt or equity securities could result in additional dilution to our current shareholders.

C.    Research and Development, Patents and Licenses

        We believe that an integral part of our future success will depend on our ability to develop and enhance our services. Our product development efforts and strategies consist of incorporating new technologies from third parties as well as continuing to develop our own proprietary technology.

        We have utilized and will continue to utilize the products and services of third parties to enhance our platform of technologies and services to provide competitive and diverse IP-based network solutions to our users. In addition, we plan to continue to expand our technologies, products and services through products and services developed internally. We will seek to continually improve and enhance our existing services to respond to rapidly evolving competitive and technological conditions. For the years ended December 31, 2011, 2010 and 2009, we spent $30.1 million, $38.0 million and $63.2 million, respectively, on R&D activities. R&D expenses are expensed as incurred.

D.    Trend Information

        Although we experience some seasonality typical of the telecommunications industry, such as seasonally weak first quarters, our revenues and earnings have not demonstrated consistent seasonal characteristics.

        For a discussion of significant recent trends in our financial condition and results of operations, please see Item 5.A "Operating and Financial Review and Prospects—Operating Results" and 5.B "Operating and Financial Review and Prospects—Liquidity and Capital Resources."

E.    Off balance sheet arrangements

        During the year ended December 31, 2011, we had no off balance sheet arrangements.

F.     Contractual Obligations and Other Commercial Commitments

        The following table summarizes our significant contractual obligations as of December 31, 2011:

	Payments Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(in thousands)
Operating leases	$16,127	$5,112	$7,446	$3,569	$—
Letters of credit	10,995	6,557	1,563	2,875	—
Purchase commitments	43,362	40,681	2,681	—	—

Total	$70,484	$52,350	$11,690	$6,444	$—

Operating leases

        We lease certain facilities under non-cancelable operating leases that expire at various dates through "2013" to "2016". In March 2011, we entered into the Lease for a R&D and administrative office in Hangzhou, China. The Lease became effective on March 7, 2011 and will be terminated in July 2016. The contractual obligations related to the Hangzhou facility Lease through July 2016 are included in the table above.

Letters of credit

        We issue standby letters of credit primarily to support international sales activities outside of China and in support of purchase commitments. When we submit a bid for a sale, often the potential customer will require that we issue a bid bond or a standby letter of credit to demonstrate our commitment through the bid process. In addition, we may be required to issue standby letters of credit as guarantees for advance customer payments upon contract signing or performance guarantees. The standby letters of credit usually expire six to twelve months from date of issuance without being drawn by the beneficiary thereof.

Purchase commitments

        We are obligated to purchase raw materials and work-in-process inventory under various orders from various suppliers, all of which should be fulfilled without adverse consequences material to our operations or financial condition. Purchase commitments in the table above include agreements that are non-cancelable and cancelable without penalty.

Intellectual property

        Certain sales contracts include provisions under which customers would be indemnified by us in the event of, among other things, a third-party claim against the customer for intellectual property rights infringement related to our products. There are no limitations on the maximum potential future payments under these guarantees. We have not accrued any amounts in relation to these provisions as no such claims have been made and we believe we have valid enforceable rights to the intellectual property embedded in our products.

Uncertain tax positions

        As of December 31, 2011, we had $55.7 million of gross unrecognized tax benefits, of which $13.6 million related to tax benefits that, if recognized, would impact the annual effective tax rate. The remaining $42.1 million gross unrecognized tax benefits, if recognized, would impact certain deferred tax assets.

Third party commissions

        We record accruals for commissions payable to third parties in the normal course of business. Such commissions are recorded based on the terms of the contracts between us and the third parties and paid pursuant to such contracts. Consistent with our accounting policies, these commissions are recorded as cost of net sales in the period in which the liability is incurred. As of December 31, 2011, we had approximately $0.5 million of such accrued commissions. Management has performed, and continues to perform, follow-up procedures with respect to these accrued commissions. Upon completion of such follow-up procedures, if the accrued commissions have not been claimed and the statute of limitations, if any, has expired, we will reverse such accruals. Such reversals are recorded in the consolidated statement of operations during the period management determines that the accruals are no longer necessary. We concluded that for certain of these accrued commissions the statute of limitations had expired in August and November 2010, two years after formal communication was sent to these agents. During the year ended December 31, 2011, we did not release any accruals to cost of net sales as a result of expiration of statute of limitations. No significant reversals of accruals for third party commissions are expected in 2012 either. During the years ended December 31, 2010 and 2009, respectively, we reversed approximately $6.0 million and $0.8 million of accrued commissions payable and such reversals were recorded in cost of net sales. As of December 31, 2011, we still had accruals of approximately $0.5 million to be released in the first quarter of 2012.

India Department of Telecommunication Security and Supply Chain Standards

        Recent changes in India require equipment manufacturers to satisfy certain security and supply chain standards to the satisfaction of Indian authorities. We entered into such agreements with several customers in India which establish detailed security and supply chain standards covering products supplied to these telecommunication customers as required by the Indian authorities. These agreements contain significant penalty clauses in the event a security breach is detected related to products we supplied. In May 2011, India's Department of Telecommunications, or DOT, provided a revised template for these agreements, but we have not executed the revised agreement with our customers. Management is unable to estimate the likelihood or the financial impact of any such potential security breach on the Company's financial position, results of operations, or cash flows. As of December 31, 2011, we have not been subject to any penalty liability related to these agreements, and our management does not believe it is probable to recognize revenue in relation to such contracts because we have not satisfied the security requirements as designated in the agreements. In 2011, there was no revenue recognized in relation to contracts signed after the effective date of the agreements. As of December 31, 2011, deferred revenue and deferred cost were $5.3 million and $4.1 million, respectively. We continue to assess the potential impact these agreements may have on the timing of revenue recognition.

ITEM 6—Directors, Senior Management and Employees

A.    Directors and Senior Management

        The names of our directors and executive officers, their ages as of February 29, 2012 and the principal positions with UTStarcom held by them are as follows:

Name	Age	Position
Jack Lu(1)	49	President, Chief Executive Officer and Member of Board of Directors
Jin Jiang	42	Senior Vice President and Chief Financial Officer
Rain Yu Long	36	Senior Vice President, General Counsel, and Chief Compliance Officer
Thomas Toy(2)	56	Chairman of Board of Directors
Hong Liang Lu	57	Member of Board of Directors
Xiaoping Li(3)	48	Member of Board of Directors
Baichuan Du	65	Member of Board of Directors
Linzhen Xie	71	Member of Board of Directors
Tianruo Pu(4)	43	Member of Board of Directors

(1)
On December 22, 2011, Jack Lu was appointed as Chairman of the Board of Directors, effective March 31, 2012.

(2)
Thomas Toy resigned as Chairman of Board of Directors and as a director on March 31, 2012. He is serving as an advisor from April 1, 2012 to September 30, 2012.

(3)
On December 22, 2011, Xiaoping Li was appointed as the lead director of the Board of Directors, effective March 31, 2012.

(4)
Tianruo Pu joined as a member of the Board of Directors and Audit Committee of the Board of Directors on November 17, 2011. He serves as the Chairman of the Audit Committee of the Board of the Directors and as a member of the Compensation Committee and Nominating and Corporate Governance Committee, effective March 31, 2012.

Biographical Information

        Jack Lu has been a director since September 7, 2010. From March 2010 until his appointment as the Company's Chief Executive Officer and President in September 2010, Mr. Lu served as Senior Vice President and Chief Operating Officer. From August 2008 until joining UTStarcom, Mr. Lu worked as an entrepreneur seeking to establish a RMB denominated investment fund to invest in high technology companies in southwest China. From July 2007 to July 2008, Mr. Lu served as Global Co-Chief Operating Officer and General Manager of China Operations for Source Photonics, Inc., an optoelectronics components company. From September 2001 until June 2007, he served in a number of senior management positions, including most recently as President and Chief Executive Officer from January 2007 to June 2007 and Chief Operating Officer from June 2006 to December 2006, with Fiberxon Inc., an optical telecommunications components company, which was acquired by MRV Communications Inc., a communications equipment and services company, in July 2007. From 2000 until 2001, Mr. Lu served as Director of Business Strategy Development for US Business Networks Inc.(MeetChina.com), a business-to-business portal provider. From 1988 to 1998, Mr. Lu served in a number of management positions with China National Technical Import and Export Corporation, an import/export, manufacturing and consulting firm. Mr. Lu received a B.S. in Electrical Engineering from Huazhong University of Science and Technology in China and holds an M.B.A. from the University of Southern California.

        Jin Jiang brings with her over fifteen years of extensive experience in finance and accounting roles including senior positions at one of the big four accounting firms and other NASDAQ listed companies. Ms. Jiang joined UTStarcom in October 2009 as the Corporate Controller and was then promoted to the position of Vice President of Finance in March 2011. In September 2011, Ms. Jiang was appointed as the Company's Chief Finance Officer and in February 2012 she was appointed as our Senior Vice President and Chief Financial Officer. Previously, Ms. Jiang served as the Corporate Controller at NASDAQ listed Embarcadero Technologies, Inc. and NASDAQ listed Red Envelope, Inc, both of which were acquired in 2007 and 2008, respectively. Prior to joining Red Envelope, Inc, Ms. Jiang held senior management positions in audit, business consulting and internal audit at Ernst & Young in San Francisco and Beijing for eight years. Ms. Jiang has a Canadian Chartered Accountant designation and holds a post graduate degree in chartered accountancy from McGill University and a bachelor of accounting from the University of British Columbia.

        Rain Long joined UTStarcom in November 2010 as General Counsel and Vice President and was appointed as the Chief Compliance Officer in December 2011 and the Senior Vice President and General Counsel in February 2012. Ms. Long is an accomplished legal professional with extensive experience in the telecom industry. She has worked for a few Chinese and multinational telecommunication companies and served as the legal counsel in this industry for more than ten years. Ms. Long last served as the APAC Legal Affairs Director for the Swiss stock market listed Myriad Group AG and was appointed by its head office to be the key member of its China Executive Management Team. Ms. Long received her Bachelor Law degree from China Southwest Political and Law University, majoring in Economic Law and an M.B.A. from the China Europe International Business School. Ms. Long received her license as an attorney in the People's Republic of China in 2000.

        Thomas J. Toy has served as a director since February 1995 and became our Lead Director in July 2008 until August 2009. He was our Chairman from January 2007 to July 2008 and became Chairman again in August 2009. Since March 1999, Mr. Toy has served as Managing Director of PacRim Venture Partners, a professional venture capital firm specializing in investments in the information technology sector. He has served as a Venture Partner/Advisor for ICCP Ventures since 2009. From 2005 until 2010, Mr. Toy served as a partner of SmartForest Ventures, a professional venture firm specializing in the information technology sector. From 1987 until 1992, Mr. Toy was employed as a Vice President at Technology Funding and was a partner there from 1992 until 1999. Mr. Toy also served as a director of

White Electronic Designs Corporation from 1998 to 2010 and currently serves as a director of Hanwha SolarOne (formerly Solarfun Power Holdings) and several private companies. Mr. Toy holds B.A. and M.M. degrees from Northwestern University.

        Hong Liang Lu has served as a director since June 1991. Mr. Lu served as Chairman of the Board from March 2003 to December 2006 and from July 2008 to August 2009. From June 1991 until July 2008, Mr. Lu served as our Chief Executive Officer and from June 1991 until July 2007 he also served as our President. In June 1991, Mr. Lu cofounded UTStarcom, Inc. under its prior name, Unitech Telecom, Inc., which subsequently acquired StarCom Network Systems, Inc. in September 1995. From 1986 through December 1990, Mr. Lu served as President and Chief Executive Officer of Kyocera Unison, a majority-owned subsidiary of Kyocera International, Inc. Mr. Lu served as President and Chief Executive Officer of Unison World, Inc., a software development company from 1983 until its merger with Kyocera in 1986. From 1979 to 1983, Mr. Lu served as Vice President and Chief Operating Officer of Unison World, Inc. Mr. Lu holds a B.S. in Civil Engineering from the University of California at Berkeley.

        Xiaoping Li has been a director since September 7, 2010. Mr. Li began working to establish BEIID in October 2008 and since February 2009 when BEIID was formed, Mr. Li has served as its Executive Deputy General Manager and as a member of its Board of Directors. Mr. Li served as Manager of Beijing Economic-Technological Investment & Development Co., Ltd., an investment company established by the Beijing Municipality, from October 2006 to October 2008. Mr. Li was an Advisor to Ministry of Finance on international finance organization projects from July 2004 to October 2006. Mr. Li was a senior researcher in environmental economics at Chinese Academy of Forestry from August 2001 to July 2004. Mr. Li holds a bachelor's degree in forestry, a master's degree in forest economics and has completed all the course requirements to be awarded a doctorate degree in economy and management from Beijing Forestry University.

        Baichuan Du has been a director since September 7, 2010. Mr. Du served as the Deputy Chief Engineer of SARFT from 2001 to 2006. From 1995 to 1998, Mr. Du served as the Chair of China HDTV Experts Group and from 1998 to 2009, the Vice Chairman of China Radio and TV Standardization Working Group. He has also served as the Vice Chairman of SARFT Science and Technology Committee since 1998. From 1999 to 2001, Mr. Du served as the President of SARFT Academy of Broadcasting Science. From 2007 to 2009, Mr. Du served as a director of Tvia, Inc., a fabless semiconductor company listed on NASDAQ, and Mr. Du currently serves as an independent director on the board of several private companies. Mr. Du holds a master's degree in fiber optic communications from Beijing University.

        Linzhen Xie has served as a director since December 2010. Since July 2009, Mr. Xie has served on the board of NASDAQ-listed Funtalk China Holdings Limited, a leading retailer and wholesale distributor of mobile communications devices and accessories in China. Since January 2009, Mr. Xie has served as a director of SIM Technology Group Limited, a company listed on the Main Board of Hong Kong Stock Exchange that specializes in mobile phone design and wireless communication. Mr. Xie has served as the executive director and chief scientist of CECT-Chinacomm Communications Co., Ltd., a provider of wireless and telecommunication services, since March 2006. Mr. Xie has also served as the vice president of China Mobile Communications Association since May 2004 and as a standing member of the Communication Science and Technology Committee of the Ministry of Industry and Information Technology of China since September 2002. From December 2002 to December 2004, Mr. Xie was the chairman of the board of Chinacom Zhihuidao Internet Service Limited, a carrier of Internet cafe chain stores, while he also served as a director of Yunan Jinshikong Mobile Telecommunication Technology Limited, a mobile phone manufacturer. From March 1998 to January 2002, he served as a deputy director general of Information Technology Products Department in the Ministry of Industry and Information Technology. He also worked as a director of China National Laboratory on Local Area

Network and Advanced Optical System from September 1995 to July 2002. Mr. Xie graduated from Peking University. Mr. Xie is a professor of Peking University.

        Tianruo Pu is currently the chief financial officer of China Nuokang Bio-Pharmaceutical Inc., or Nuokang Biopharma, (NASDAQ: NKBP), and has served in this role since September 2008. He successfully led Nuokang Biopharma's initial public offering process and has been responsible for its mergers and acquisitions and corporate growth strategy. Prior to joining Nuokang Biopharma, Mr. Pu was the chief financial officer of Global Data Solutions, a Chinese information technology services outsourcing company, which he joined in June 2006. From September 2000 to May 2006, he worked as a management consultant with Accenture, CSC Consulting Group and Mitchell Madison Consulting Group. He also worked as an auditor at Bernstein Brown CPAs from June 1994 to May 1997. Mr. Pu received an MBA from Northwestern University Kellogg School of Management in 2000, a Master of Science degree in accounting from the University of Illinois, College of Business Administration in 1995, and a Bachelor of Arts degree in English from China Foreign Affairs College in 1992.

Relationships among Directors or Executive Officers; Right to Nominate Directors

        There are no family relationships among any of our directors or executive officers. There are also no arrangements or understandings with any person pursuant to which any of our directors or executive officers were selected, except with respect to the selection of the director nominee designated by BEIID. See Item 6.C "Directors, Senior Management and Employees—Board Practices."

B.    Compensation

Director Compensation

        In 2011, we incurred aggregate compensation of $0.4 million, which covers both actual payment and contingent and deferred compensation, including non-executive chairman fee, director retainer and committee fees for the services of our non-executive directors. We did not provide pension, retirement or similar benefit to our non-executive directors in 2011. None of our non-executive directors has any employment or service contract with us.

        In 2011, options to purchase 313,415 ordinary shares were granted under our 2006 Equity Incentive Plan, or 2006 Plan, to our non-executive directors. The per share exercise prices of the options granted to our non-executive directors during 2011 range from $1.38 to $1.39, and the expiration dates of such options range from August 31, 2018 to December 31, 2018. In addition, in 2011, we granted 153,415 restricted shares under our 2006 Plan to our current directors. The share-based compensation expenses are recognized at the fair value at the grant date over the requisite service period on a straight-line basis. In 2011, we incurred $0.9 million share-based compensation expenses for our non-executive directors.

Executive Officer Compensation

        In 2011, we incurred aggregate compensation of $2.6 million, which covers both actual payment and contingent and deferred compensation, including salaries, bonuses, housing allowance, education reimbursement, home visit reimbursement, foreign tax reimbursement, relocation, severance/deferred severance, and insurance and health benefits for the services of our executive officers. The executive officers are entitled to the severance arrangement based on signing a Separation Agreements upon involuntary termination. We provide our Chinese executive officers a pension plan in accordance with the labor laws of China.

        In January 2011, options to purchase 400,000 ordinary shares were granted under our 2006 Plan to our executive officers with an exercise price of $2.1 per share. The expiration dates of such options will be January 31, 2018. In addition, in 2011, we granted 600,000 restricted shares and 409,000 restricted shares units under our 2006 Plan to our executive officers. The share-based compensation expenses are recognized at the fair value at the grant date over the requisite service period on a straight-line basis. In 2011, we incurred $0.7 million share-based compensation expenses for our executive officers. On August 31, 2011, Mr. Edmond Cheng resigned from the position as our Chief Financial Officer. All his unvested restricted shares and restricted share units were fully vested upon his termination and as a result, we accelerated the recognition of additional share-based compensation expenses of $0.6 million in the third quarter of 2011.

Equity Compensation Plan Information

        See Note 14 to our Consolidated Financial Statements contained in Part III, Item 18 of this Annual Report on Form 20-F for a description of our equity compensation plans. The following table sets forth information, as of December 31, 2011, with respect to compensation plans under which our equity securities are authorized to be issued:

Plan Category(1)	Number of securities to be issued upon exercise/ vesting of outstanding options and restricted stock units		Weighted-average exercise price of outstanding options		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a))
	(a)		(b)		(c)
Equity compensation plans approved by security holders	5,232,328	(2)	$7.79	(3)	10,525,614	(4)
Equity compensation plans not approved by security holders	8,350	(5)	$28.55		—

Total	5,240,678		$7.84	(3)	10,525,614

(1)
See Note 14 to our Consolidated Financial Statements contained in Part III, Item 18 of this Annual Report on Form 20-F for a description of our equity compensation plans.

(2)
Includes ordinary shares to be issued upon exercise of options granted under our 2006 Plan, our 1997 Stock Plan, and our 2001 Director Option Plan, and 1,860,978 ordinary shares issuable pursuant to restricted stock units under our 2006 Plan.

(3)
Because restricted stock units do not have an exercise price, the 1,860,978 ordinary shares issuable pursuant to RSUs under our 2006 Plan are not included in the calculation of weighted average exercise price.

(4)
Includes 10,525,614 ordinary shares available for issuance under our 2006 Plan.

(5)
Includes ordinary shares to be issued upon exercise of options granted under our 2003 Non-Statutory Option Plan. Upon implementation of the 2006 Plan, the remaining securities available for future issuance under the 2003 Non-Statutory Stock Option Plan were rolled into the 2006 Plan.

C.    Board Practices

        Our Board of Directors currently consists of six directors.

        We believe that each of the non-executive members of our Board of Directors is an "independent director" as that term is used in the NASDAQ corporate governance rules.

        No shareholder has the contractual right to designate persons to be elected to our Board of Directors except BEIID. In accordance with the Stockholders Rights Agreement we entered into as of February 1, 2010 with BEIID, Mr. Xiaoping Li has been appointed to our Board as the nominee of

BEIID and as a Class II Director to serve on each committee of our Board of Directors. Notwithstanding the forgoing, our amended and restated memorandum and articles of association provide that directors will be elected upon a resolution passed at a duly convened shareholders meeting by holders of a majority of our outstanding shares being entitled to vote in person or by proxy at such meeting, to hold office until the expiration of their respective terms. There is no minimum shareholding or age limit requirement for qualification to serve as a member of our Board of Directors.

        We have a staggered board that is divided into three classes, designated as Class I, consisting of one director, Class II, consisting of three directors, and Class III, consisting of two directors, with no more than one class eligible for reelection at any annual shareholder meeting. The terms of our Class I directors will expire on the date of our 2013 annual shareholder meeting. The terms of our Class II directors will expire on the date of our 2014 annual shareholder meeting. The terms of our Class III directors will expire on the date of our 2012 annual shareholder meeting. Starting with the Class II directors who were elected at our 2011 shareholder meeting, each class of directors will be elected to serve terms of three years. The division of our Board of Directors into three classes with staggered three year terms may delay or prevent a change of our management or a change in control. For information regarding when each of our current directors became a member of our Board of Directors, please see Item 6.A "Directors, Senior Management and Employees—Directors and Senior Management."

        The following table sets forth the names and classes of our directors as of the date of this Annual Report:

Name of Director	Director Since	Term Expires
Class I Director:
Linzhen Xie	2010	2013
Class II Directors:
Xiaoping Li	2010	2014
Jack Lu	2010	2014
Baichuan Du(1)	2010	2014
Class III Directors:
Hong Liang Lu	1991	2012
Tianruo Pu	2011	2012

Board Committees and Related Functions

        The principal standing committees of the Board of Directors are the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. We have adopted a charter for each of these committees. Each committee's members and functions are described below.

Audit Committee

        Our Audit Committee consists of Xiaoping Li, Linzhen Xie and Tianruo Pu, each of whom meets the independence standards of NASDAQ and the SEC. Tianruo Pu is the Chairman of our Audit Committee. Members of our Audit Committee meet the criteria for "independence" set forth in rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended, and the listing standards of the NASDAQ Stock Market; have not participated in the preparation of the consolidated financial statements of UTStarcom or any of its current subsidiaries at any time during the past three years; and are able to read and understand fundamental financial statements, including a company's balance sheets, income statements, statement of shareholder's equity and statements of cash flow. Mr. Pu has been determined by the Board of Directors to qualify as an "audit committee financial expert" under applicable SEC and NASDAQ rules. The Audit Committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The Audit Committee, among other duties and responsibilities:

  •
  reviews and approves the annual appointment of our independent registered public accounting firm;

  •
  discusses and reviews in advance the scope and fees of the annual audit;

  •
  reviews the results of the audit with the independent registered public accounting firm and discusses the foregoing with our management;

  •
  reviews and approves non-audit services of the independent registered public accounting firm;

  •
  reviews compliance with our existing major accounting and financial reporting policies;

  •
  reviews and approves all related party transactions that would require disclosure pursuant to the rules of the SEC and the policies and procedures related to such transactions; and

  •
  provides oversight and monitoring of our management and their activities with respect to our financial reporting process.

Compensation Committee

        Our Compensation Committee consists of Tianruo Pu, Xiaoping Li and Baichuan Du. Baichuan Du is the Chairman of our Compensation Committee. The Compensation Committee, among other duties and responsibilities:

  •
  approves and oversees the total compensation package for our executives, including their base salaries, incentives, deferred compensation, equity-based compensation, benefits and perquisites;

  •
  reviews and approves corporate goals and objectives relevant to the compensation of our Chief Executive Officer, or the CEO, evaluate CEO performance, and determine CEO compensation based on this evaluation, (iii) review the CEO's performance evaluation of all executive officers and approve pay decisions, (iv) review periodically and make recommendations to the Board of Directors regarding any equity or long-term compensation plans; and

  •
  administer these plans.

Nominating and Corporate Governance Committee

        Our Nominating and Corporate Governance Committee consists of Tianruo Pu, Xiaoping Li and Linzhen Xi, each of whom meets the independence standards of NASDAQ and the SEC. Xiaoping Li is the Chairman of our Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee's responsibilities include the selection of director nominees for the Board and the development and annual review of our governance principles. The Nominating and Corporate Governance Committee, among other duties and responsibilities:

  •
  assists the Board by actively identifying individuals qualified to become Board members;

  •
  recommends director nominees to the Board of Directors for election at the next annual meeting of shareholders;

  •
  recommends chairs and members of each committee to the Board of Directors;

  •
  monitors significant developments in the law and practice of corporate governance and of the duties and responsibilities of directors of public companies;

  •
  leads the Board of Directors in its annual performance self-evaluation, including establishing criteria to be used in connection with such evaluation;

  •
  reviews Board compensation and recommends to the Board of Directors any changes in Board compensation;

  •
  oversees compliance with our Code of Business Conduct and Ethics; and

  •
  develops and recommends to the Board and administers our corporate governance guidelines.

D.    Employees

        As of December 31, 2011, we had approximately 1,560 full-time employees worldwide, including approximately 1,410 employees located in China and 150 employees in other countries such as Japan and India. From time to time, we also employ part-time employees and hire contractors. Our employees are not represented by any collective bargaining agreement and we have never experienced a work stoppage. We believe that we have good employee relations. We have adopted a series of restructuring initiatives targeted at returning us to profitability, as a result of which, we reduced our headcount by 340 from 1,900 in 2010 to approximately 1,560 in 2011.

        The following table sets forth information regarding our staff as of December 31, 2011:

Manufacturing & Supply Chain	230
R&D	630
Marketing, Sales & Support	510
Administration and Other Support	190

1,560

E.    Share Ownership

        The following table sets forth certain information with respect to beneficial ownership of our ordinary shares as of February 29, 2012 by:

  •
  Each current director;

  •
  Each current executive officer;

  •
  All of our current directors and executive officers as a group; and

  •
  Each person who is known to us to beneficially own more than 5% of our ordinary shares.

        The percentage of shares beneficially owned and votes held by each listed person is based upon 152,337,574 ordinary shares outstanding as of February 29, 2012.

Name and Address of Beneficial Owner(1)	Shares Beneficially Owned(2)	Percent of Total Outstanding(2)
Directors and Executive Officers
Jack Lu(3)	984,177	*
Jin Jiang(4)	255,010	*
Rain Long(5)	284,287	*
Thomas Toy(6)	1,177,004	*
Hong Liang Lu(7)	3,781,774	2.5%
Xiaoping Li	—	*
Baichuan Du(8)	43,416	*
Linzhen Xie(9)	25,135	*
Tianruo Pu	—	*
All current directors and executive officers as a group(9 persons)	6,550,803	4.3%
Principal Shareholders
Entities affiliated with Shah Capital Management(10)	17,285,551	11.3%
Entities affiliated with Softbank Corp.(11)	14,651,630	9.6%
E-Town International Holding (Hong Kong) Co. Limited(12)	11,363,636	7.5%
Artis Capital Management, L.P.(13)	9,935,518	6.5%

*
Less than 1%

(1)
Unless otherwise indicated, the address for all beneficial owners is c/o 52-2 Building, BDA International Enterprise Avenue, No. 2 Jingyuan North Street, Daxing District, Beijing, P.R. China, 100176.

(2)
The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of February 29, 2012. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. Shares subject to options which are exercisable within 60 days of February 29, 2012 and shares underlying restricted share units that will vest within 60 days of February 29, 2012 are deemed to be outstanding and to be beneficially owned by the person holding such options or restricted share units for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person.

(3)
Consists of 867,510 shares owned directly by Mr. Lu, and 116,667 shares issuable upon exercise of options held by Mr. Lu that are exercisable currently or within 60 days of February 29, 2012.

(4)
Consists of 247,510 shares owned directly by Ms. Jiang, and 7,500 shares underlying restricted share units held by Ms. Jiang that will vest within 60 days of February 29, 2012.

(5)
Consists of 276,787 shares owned directly by Ms. Long, and 7,500 shares underlying restricted share units held by Ms. Long that will vest within 60 days of February 29, 2012.

(6)
Consists of 407,378 shares owned directly by Mr. Toy and 769,626 shares issuable upon exercise of options held by Mr. Toy that are exercisable currently or within 60 days of February 29, 2012.

(7)
Consists of 2,217,676 shares over which Mr. Lu holds sole voting and dispositive power, 544,420 shares over which Mr. Lu and his spouse, Lucy Lu, share voting and dispositive power, 80,775 shares registered in the name of Lu Charitable Remainder Trust, of which Mr. Lu is the trustee, 49,225 shares registered in the name of the Lu Family Trust, of which Mr. Lu is a trustee and of which Mr. Lu and his spouse are beneficiaries, 229,000 shares registered in the name of The Lu Family Limited Partnership, of which Mr. Lu is a general partner, and 660,678 shares issuable upon exercise of options held by Mr. Lu that are exercisable currently or within 60 days of February 29, 2012.

(8)
Consists of 19,604 shares owned directly by Mr. Du and 23,812 shares issuable upon exercise of options held by Mr. Du that are exercisable currently or within 60 days of February 29, 2012.

(9)
Consists of 21,043 shares owned directly by Mr. Xie and 4,092 shares issuable upon exercise of options held by Mr. Xie that are exercisable currently or within 60 days of February 29, 2012.

(10)
Information based on Schedule 13D, Amendment No. 4, filed with the SEC on January 12, 2012 by Shah Capital Management. Includes 16,685,551 ordinary shares over which Shah Capital Management holds shared voting and dispositive power with Himanshu H. Shah, 13,500,000 ordinary shares over which Shah Capital Opportunity Fund L.P. holds shared voting and dispositive power, and 600,000 ordinary shares over which Himanshu H. Shah holds sole voting and dispositive power. The address of the principal business office of Shah Capital Management and Shah Capital Opportunity Fund L.P. is 8601 Six Forks Road, Suite 630, Raleigh, NC 27615.

(11)
Information based on Schedule 13G, Amendment No. 2, filed with the SEC on March 28, 2007 by Softbank Corp., Softbank America, Inc. and Softbank Holdings, Inc. Includes 14,651,630 shares registered in the name of Softbank America Inc., a Delaware corporation. Softbank America Inc. is a wholly owned subsidiary of Softbank Holdings Inc., a Delaware corporation. Softbank Holdings Inc. is a wholly owned subsidiary of Softbank Corp., a Japanese corporation. Softbank America Inc. has sole power to vote or direct the voting of the 14,651,630 shares and sole dispositive power over the 14,651,630 shares. The business address for the principal business office is c/o Softbank Corp., Tokyo Shiodome Blvd., 1-9-1, Higashi-shimbashi, Minato-ku, Tokyo 105-7303 Japan.

(12)
Information based on Schedule 13D, Amendment No. 1, jointly filed with the SEC on October 1, 2010 by E-Town International Holding (Hong Kong) Co., Limited, or E-Town, and Beijing E-Town International Investment and Development Co., Ltd., or BEIID. As the parent company of E-Town, BEIID has the power to direct the vote and the disposition of the shares held by E-Town. The address of the principal business office of BEIID and E-Town is 6F Bldg 61 No.2 Jing Yuan North Street, BDA, Daxing District, Beijing, P. R. China.

(13)
Information based on Schedule 13G filed with the SEC on February 14, 2012 by Artis Capital Management, L.P. Includes 9,935,518 ordinary shares beneficially and jointly owned by Artis Capital Management, L.P. The address of the principal business office of Artis Capital Management, L.P. is One Market Plaza, Steuart Tower, 27 th Floor, San Francisco, CA 94105.

        None of the shareholders known by us to beneficially own 5% or more of our outstanding shares as of February 29, 2012, have voting rights that are different from the voting rights of our other shareholders.

        To our knowledge, except as disclosed above, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal person or persons, severally or jointly.

        To our knowledge, there are no arrangements the operation of which may at a subsequent date result in us undergoing a change in control.

        As of February 29, 2012, our directors and executive officers held options to purchase an aggregate of 2,187,304 ordinary shares under our existing equity incentive plans. The per share exercise prices of these options held by our directors and executive officers range from $1.38 to $45.21, and the expiration dates of such options range from July 24, 2012 to December 31, 2018. In addition, as of February 29, 2012, our directors and executive officers held 1,162,858 restricted shares and 576,250 restricted share units issuable upon vesting under our existing equity incentive plans.

        Please refer to Item 6.B "Directors, Senior Management and Employees—Compensation—Equity Compensation Plan Information" for information on arrangements involving the issuance or grant of options or shares or securities to our employees.

        Computershare Trust Company N.A., our transfer agent, has advised us that as of February 29, 2012, 117,874,830 ordinary shares were held of record by DTC, under the nominee name of Cede & Co., on behalf of DTC participants. To our knowledge, as of February 29, 2012, approximately 89% of our total outstanding ordinary shares were held by 80 record holders in the United States, including approximately 77% of our ordinary shares held of record by DTC.

        As of February 29, 2012, we had approximately 102 shareholders of record.

ITEM 7—Major Shareholders and Related Party Transactions

A.    Major Shareholders

        Please refer to Item 6.E "Directors, Senior Management and Employees—Share Ownership."

B.    Related Party Transactions

Softbank and affiliates

        We recognize revenue with respect to sales of telecommunications equipment to affiliates of Softbank, a significant shareholder of our Company. Softbank offers broadband-access service throughout Japan, which is marketed under the name "YAHOO! BB." We support Softbank's ADSL service through sales of our MSAN product. In addition, we also support the building of Softbank's optical transmission network through the sales of our PTN product.

        Our sales to Softbank have increased significantly year over year since 2009, which contributed greatly to the increase of total net sales and the gross profit as a percentage of net sales. During 2011, 2010 and 2009, we recognized revenue of $94.2 million, $46.3 million and $23.1 million, respectively, for sales of telecommunications equipment and services to affiliates of Softbank. We included in accounts receivable at December 31, 2011, 2010 and 2009 $8.5 million, $9.7 million and $5.5 million, respectively, related to these transactions. Amounts due to Softbank included in accounts payable were $1.9 million and $1.3 million at December 31, 2011 and 2010, respectively, and none at December 31, 2009.

        Sales to Softbank include a three-year service period and a penalty clause if product failure rates exceed a certain level over a seven year period. As of December 31, 2011, 2010 and 2009, the customer advance balance related to Softbank agreements was $2.6 million, $0.2 million and $0.2 million, respectively. The current deferred revenue balance related to Softbank was $15.8 million, $2.3 million and $1.4 million as of December 31, 2011, 2010 and 2009, respectively. As of December 31, 2011, 2010 and 2009, the noncurrent deferred revenue balance related to Softbank was $7.2 million, $6.6 million, and $8.8 million, respectively.

        As discussed in Note 6 to our Consolidated Financial Statements included under Part III, Item 18 of this Annual Report on Form 20-F, we have a $1.9 million investment in SBI NEO Technology, or SBI. Affiliates of Softbank have a controlling interest in SBI.

        As of February 29, 2012, December 31, 2010 and 2009, Softbank beneficially owned approximately 9.6%, 9.4% and 11%, respectively, of our outstanding shares.

Yellowstone

        Subsequent to the completion of BEIID investment on September 7, 2010, William Wong, a director who resigned on December 31, 2011, also served as a director for Yellowstone Investment Advisory Ltd., or Yellowstone. During 2011, we paid approximately $0.2 million for consulting services provided by Yellowstone. During 2011, we also paid a success fee of $0.9 million for acquisition support services provided by Yellowstone, the expense of which was recorded in 2010.

C.    Employment Agreements

Employment of Mr. Jack Lu

        On February 1, 2010, we entered into an employment offer letter with Mr. Lu. Pursuant to this offer letter, Mr. Lu was appointed to serve as our Senior Vice President and Chief Operating Officer until such time as he would assume the position of Chief Executive Officer. At the same time, and as a condition of his employment, we entered into an Involuntary Termination Severance Agreement with Mr. Lu, or the Severance Agreement.

        The employment offer letter was subsequently amended on February 22, 2010 to change Mr. Lu's employment commencement date to March 1, 2010 and to provide that his compensation arrangements would be adjusted accordingly.

        Pursuant to the employment offer letter, Mr. Lu's initial base salary was RMB 2,726,653 subject to an increase to RMB 3,067,485 at the time he assumed the position of Chief Executive Officer. In addition, he was eligible for an annual cash incentive award opportunity equal to 100% of his annual base salary.

        Subsequently, on March 1, 2011, we entered into an employment agreement, effective as of March 1, 2011, governed under the laws of the PRC with Mr. Lu, or the Employment Agreement. The terms of the Employment Agreement are consistent with the laws and regulations of the PRC and his employment arrangements. As required under the laws of the PRC, however, Mr. Lu's employment is for a fixed term, which is expected to be for three years. In addition, under the laws of the PRC, termination of Mr. Lu's employment, other than pursuant to legal circumstances specified in the PRC employment contract laws, will require Mr. Lu's consent. After entering into this agreement, Mr. Lu is entitled to certain statutory benefits granted to employees under the laws and regulations of the PRC, such as receipt of local health, disability, and unemployment insurance, a statutory housing allowance and participation in the statutory pension program, that together have an approximate annual value of US$9,600.

        In addition, our Board of Directors approved our amending the Severance Agreement and Employment Agreement. Under the amendment, Mr. Lu's employment can be terminated by him or by us at any time, with or without cause or advance notice, provided that we shall provide him the severance benefits mentioned in the Severance Agreement. The amendment also provides that if

Mr. Lu's employment is terminated as a result of a "good reason" or an "involuntary termination" during the term of the Severance Agreement, then he will receive, among other severance benefits, 12 months of his base salary. This change is contingent upon Mr. Lu agreeing that payment of the severance benefits under the Severance Agreement as amended will satisfy our obligations to Mr. Lu under PRC law and the Employment Agreement such that he would not be eligible to receive the severance benefits otherwise provided for under PRC employment agreement laws.

        The amendment also provides Mr. Lu with the applicable executive benefits offered to non-Chinese executives working in the PRC, including:

  •
  a monthly housing allowance of US$4,000;

  •
  reimbursement of dependent tuition (for up to two dependents), up to a maximum of US$30,000 per year;

  •
  reimbursement for financial planning services, up to US$5,000 per year;

  •
  international health insurance and life insurance (or the cash value thereof), with a value of approximately US$13,400 per year; and

  •
  participation in the Training/Education Assistance Program, up to US$3,000 per year.

Employment of Ms. Jin Jiang

        We entered into an employment offer letter, with Ms. Jiang, effective October 12, 2009, or the Former Offer Letter. Pursuant to the Former Offer Letter, Ms. Jiang was appointed to serve as our External Reporting Director for a period commencing from October 12, 2009 and ending on February 28, 2011. On April 1, 2010, Ms. Jiang was promoted as our Senior Director & Corporate Controller.

        On March 1, 2011, we entered into an employment agreement governed by the laws of the PRC with Ms. Jiang, or the Employment Contract.

        On September 1, 2011, Ms. Jiang was appointed as our Chief Financial Officer, and on September 30, 2011, we entered into an amendment to the Former Offer Letter and Employment Contract with Ms. Jiang, effective as of September 1, 2011. The forms of the Former Offer Letter and Employment Contract are substantially similar to the forms of other executive offer letters and employment contracts filed as exhibits to this Form 20-F.

Employment of Ms. Rain Long

        Ms. Long was appointed to serve as our Vice President and General Counsel in November 2010. Subsequently, Ms. Long was appointed as our Chief Compliance Officer in December 2011 and our Senior Vice President and General Counsel in February 2012. As a result of her recent appointments, we entered into an amendment to Ms. Long's offer letter and employment agreement on substantially the same terms as our other executive officers, which is consistent with the laws and regulations of the PRC and her existing employment arrangements.

D.    Severance Agreements

        We have established an Executive Involuntary Termination Severance Pay Plan, Vice President Change in Control and Involuntary Termination Severance Pay Plan, and the Amended and Restated Vice President and Executive Change in Control and Involuntary Termination Severance Pay Plan, or the Severance Plan, and entered into involuntary termination severance agreements with our executive employees. Ms. Jiang and Ms. Long participate in the Severance Plan.

        We entered into the Severance Agreement with our current President and Chief Executive Officer, effective February 1, 2010.

        The Severance Agreement provides that if Mr. Lu's employment is terminated by us other than for "cause" (as defined in the Severance Agreement and described below) or terminated by Mr. Lu for "good reason" (as defined in the Severance Agreement and described below), then he would be entitled to the following severance benefits: (i) an amount equal to 70% of 12 months of base salary as in effect as of the date of such termination, less applicable withholdings, (ii) 100% of his full annual performance target bonus for the year in which the termination occurred, (iii) all equity awards, including without limitation stock option grants, restricted stock and stock purchase rights, granted to him by us shall become fully vested, or, as applicable, released from our repurchase right and exercisable as of the date of the termination to the extent such equity awards are outstanding and unexercisable or unreleased at the time of such termination, (iv) such equity awards will be exercisable until the earliest of (a) 12 months from his date of termination, (b) the latest date the equity award could have expired by its original terms under any circumstances, (c) the 10th anniversary of the original date of grant of the equity award, or (d) the date provided for under the equity plan under which the award was granted, (v) all Mr. Lu' outstanding restricted cash awards will become fully vested, and (vi) an amount equal to 12 months of health insurance premiums at the same level of health (i.e., medical, vision and dental) coverage and benefits as in effect for Mr. Lu on the day immediately preceding the day of his termination of employment.

        Severance benefits payable under the terms of the Severance Agreement are payable in a lump sum within 30 days of the date of termination, subject to Mr. Lu's execution of a waiver and release of all claims arising out of his termination of employment and a non-disparagement agreement.

        The terms "cause" and "good reason" are each defined in the Severance Agreement.

        Termination of Mr. Lu for "cause" generally requires:

  •
  any act of personal dishonesty taken in connection with his responsibilities as an employee which is intended to result in substantial personal enrichment;

  •
  conviction of a felony which the Board reasonably believes has had or will have a material detrimental effect on the company's reputation or business;

  •
  a willful act which constitutes misconduct and is injurious to the company; or

  •
  continued willful violations of the his obligations to the company after there has been delivered to him a written demand for performance which describes the basis for the company's belief that he has not substantially performed his duties.

        A termination by Mr. Lu for "good reason" would generally require:

  •
  a significant reduction in duties, position or responsibilities relative to his duties, position or responsibilities in effect immediately prior to such reduction, or the removal of him from such position, duties and responsibilities, unless he is provided with comparable duties, position and responsibilities; provided, however, that the sole occurrence of our being acquired and made part of a larger entity shall not constitute a "good reason";

  •
  a reduction of base salary as in effect immediately prior to such reduction;

  •
  a material reduction in the kind or level of employee compensation or benefits immediately prior to such reduction with the result that the overall benefits package is significantly reduced;

  •
  the relocation to a facility or a location where such relocation increases the travel distance to work by more than 30 miles from the commute prior to the relocation;

  •
  any purported termination by the company which is not effected for cause or for which the grounds relied upon are not valid; or

  •
  our failure to obtain the assumption of the agreement by any successors to us.

E.    Indemnification Agreements

Indemnification Agreements

        We have entered into indemnification agreements with each of our directors and executive officers that generally require that we indemnify and hold an indemnitee harmless to the fullest extent permitted by law for liabilities arising out of the indemnitee's current or past association with us, any of our subsidiaries or another entity where he or she is or was serving at our request as a director or officer or in a similar capacity that involves services with respect to any employee benefit plan.

F.     Interests of Experts and Counsel

        Not applicable.

ITEM 8—Financial Information

A.    Consolidated Statements and Other Financial Information

        See Item 18 "Financial Statements" for our audited consolidated financial statements filed as part of this Annual Report on Form 20-F.

Legal Proceedings

Governmental Investigations

        In December 2005, the U.S. Embassy in Mongolia informed us that it had forwarded to the Department of Justice, or the DOJ, allegations that an agent of our Mongolia joint venture had offered payments to a Mongolian government official in possible violation of the Foreign Corrupt Practices Act, or the FCPA. We, through our Audit Committee, authorized an independent investigation into possible violations of the FCPA, and we have been in contact with the DOJ and U.S. Securities and Exchange Commission (the SEC regarding the investigation. The investigation identified possible FCPA violations in Mongolia, Southeast Asia, India, and China, as well as possible violations of U.S. immigration laws. The DOJ requested that we voluntarily produce documents related to the investigation, the SEC subpoenaed us for documents, and we received a Grand Jury Subpoena requiring the production of documents related to one aspect of the DOJ investigation, that is, travel we had sponsored. We have resolved the investigations with the DOJ and the SEC. On December 21, 2009, as part of the resolution of these investigations, we executed a consent pursuant to which, without admitting or denying the SEC's allegations, we agreed to a judgment in favor of the SEC of $1.5 million, and agreed to certain reporting obligations for up to four years. The SEC approved that resolution. On April 14, 2010, the United States District Court for the Northern District of California entered a judgment incorporating the terms of that consent. On December 31, 2009, we entered into a non-prosecution agreement with the DOJ, pursuant to which we have paid an additional $1.5 million and agreed to undertake a three-year reporting obligation and to review and, where appropriate, strengthen our compliance, bookkeeping and internal controls standards and procedures. Under the non-prosecution agreement, subject to compliance with its terms, the DOJ has agreed not to criminally prosecute us for crimes (other than criminal tax violations) relating to certain travel arrangements we provided to customers in China. We submitted our first reports to the DOJ and SEC on May 1, 2010 and our second reports to the DOJ and SEC on April 29, 2011.

IPO Allocation

        On October 31, 2001, a complaint was filed in United States District Court for the Southern District of New York against us, some of our directors and officers and various underwriters for our initial public offering. Substantially similar actions were filed concerning the initial public offerings for more than 300 different issuers, and the cases were coordinated as In re Initial Public Offerings Securities Litigation, Civil Action No. 01-CV-9604. Plaintiffs allege violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 through undisclosed improper underwriting practices concerning the allocation of IPO shares in exchange for excessive brokerage commissions, agreements to purchase shares at higher prices in the aftermarket and misleading analyst reports. Plaintiffs seek unspecified damages on behalf of a purported class of purchasers of our common stock between March 2, 2000 and December 6, 2000. On February 19, 2003, the Court granted in part and denied in part a motion to dismiss the claims brought by defendants, including us. The order dismissed all claims against us except for a claim brought under Section 11 of the Securities Act of 1933, which alleges that the registration statement filed in accordance with the IPO was misleading.

        This action has been resolved by a global settlement of the coordinated litigation. Under the settlement, insurance pays the full amount of the settlement share allocated to us, and we bear no financial liability. We and other defendants received complete dismissals from the case. The Court granted final approval of the settlement in 2009; subsequent appeals filed by objectors were dismissed or withdrawn.

Other Litigation

        We are a party to other litigation matters and claims that are normal in the course of operations, and while the results of such litigation matters and claims cannot be predicted with certainty, we believe that the final outcome of such matters will not have a material adverse impact on our financial position, results of operations or cash flows.

Dividend Policy

        To date, we have not paid any cash dividends on our ordinary shares. We currently anticipate that we will retain any available funds to finance the growth and operation of our business and we do not anticipate paying any cash dividends in the foreseeable future. Certain present or future agreements may limit or prevent the payment of dividends on our ordinary shares. Additionally, our cash held in countries outside the United States may be subject to certain control limitations or repatriation requirements, limiting our ability to use this cash to pay dividends. Please refer to the discussion in Item 5.B "Operating and Financial Review and Prospects—Liquidity and Capital Resources."

B.    Significant Changes

        We have not experienced any significant changes since the date of our audited consolidated financial statements included in this Annual Report on Form 20-F.

ITEM 9—The Offer and Listing

A.    Offer and Listing Details

        See Item 9.C "The Offer and Listing—Markets."

B.    Plan of Distribution

        Not applicable.

C.    Markets

        Our ordinary shares are traded on NASDAQ under the ticker symbol "UTSI," under which UTStarcom, Inc.'s common stock had previously traded since its initial public offering on March 2, 2000. The following table sets forth the highest and lowest sale prices per share of our ordinary shares following the Merger and of UTStarcom, Inc.'s common stock prior to the Merger, as reported on NASDAQ for the periods indicated.

	High	Low
Annual highs and lows
2007	$10.32	$2.43
2008	$5.94	$1.35
2009	$2.54	$0.63
2010	$3.26	$1.65
2011	$2.92	$0.88
Quarterly highs and lows
First Quarter 2010	$2.98	$1.85
Second Quarter 2010	$3.26	$1.65
Third Quarter 2010	$2.31	$1.80
Fourth Quarter 2010	$2.58	$1.90
First Quarter 2011	$2.42	$2.00
Second Quarter 2011	$2.92	$1.44
Third Quarter 2011	$1.65	$1.01
Fourth Quarter 2011	$1.59	$0.88
First Quarter 2012	$1.66	$1.23
Monthly highs and lows
October 2011	$1.47	$0.88
November 2011	$1.59	$1.24
December 2011	$1.52	$1.23
January 2012	$1.43	$1.27
February 2012	$1.53	$1.23
March 2012	$1.66	$1.34

D.    Selling Shareholders

        Not applicable.

E.    Dilution

        Not applicable.

F.     Expenses of the Issue

        Not applicable.

ITEM 10—Additional Information

A.    Share Capital

        Not applicable.

B.    Memorandum and Articles of Association

        Our amended and restated memorandum and articles of association, as amended, are filed in Annex B to our registration statement on Form F-4 (File No. 333-173828), as amended, which annex is incorporated by reference herein. A summary of the rights of the ordinary shares is included in our registration statement on Form F-4 (File No. 333-173828), as amended, which summary is incorporated by reference herein.

C.    Material Contracts

        We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4. "Information on the Company" or elsewhere in this Annual Report on 20-F.

D.    Exchange Controls

        China's government imposes control over the convertibility of RMB into foreign currencies. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates announced by the People's Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 24% appreciation of the RMB against the U.S. dollar by the end of 2011. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

        Pursuant to the Foreign Exchange Administration Rules issued by the State Council on January 29, 1996, and effective as of April 1, 1996 (and amended on January 14, 1997 and further amended on August 1, 2008) and the Administration of Settlement, Sale and Payment of Foreign Exchange Regulations which came into effect on July 1, 1996 regarding foreign exchange control, or the Regulations, conversion of RMB into foreign exchange by foreign investment enterprises for current account items, including the distribution of dividends and profits to foreign investors of joint ventures, is permissible. Foreign investment enterprises are permitted to remit foreign exchange from their foreign exchange bank account in China on the basis of, inter alia, the terms of the relevant joint venture contracts and the board resolutions declaring the distribution of the dividend and payment of profits. On January 14, 1997, the State Council amended the Foreign Exchange Control Regulations and added, among other things, an important provision, as Article 5 provides that the State shall not impose restrictions on recurring international current account payments and transfers. Conversion of RMB into foreign currencies and remittance of foreign currencies for capital account items, including direct investment, loans, security investment, is still subject to the approval of the SAFE, in each such transaction.

        Under the Regulations, foreign investment enterprises are required to open and maintain separate foreign exchange accounts for capital account items (but not for other items). In addition, foreign investment enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business upon the production of valid commercial documents and, in the case of capital account item transactions, document approval from the SAFE.

        Currently, foreign investment enterprises are required to apply to the SAFE for "foreign exchange registration certificates for foreign investment enterprises" (which are currently in the form of IC cards and are granted to foreign investment enterprises, upon fulfilling specified conditions and which are subject to review and renewal by the SAFE on an annual basis). With such foreign exchange registration certificates and required underlying transaction documents, or with approval documents from the SAFE if the transactions are under capital account (which are obtained on a transaction-by-transaction basis), foreign-invested enterprises may enter into foreign exchange transactions at banks authorized to conduct foreign exchange business to obtain foreign exchange for their needs.

E.    Taxation

        The following summary of the material Cayman Islands, People's Republic of China and United States federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report on Form 20-F, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

        The Cayman Islands Government (or any other taxing authority in the Cayman Islands) currently does not levy taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the Cayman Islands in the nature of inheritance tax or estate duty. There are no other taxes that are likely to have a material impact on us that may be levied by the Government of the Cayman Islands except for stamp duty which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. No stamp duties or other similar taxes or charges are payable under the laws of the Cayman Islands in respect of the execution or delivery of any of the documents relating the proposed merger or the performance or enforcement of any of them, unless they are executed in or thereafter brought within the jurisdiction of the Cayman Islands for enforcement purposes or otherwise. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People's Republic of China Taxation

        The New CIT Law, and the implementation regulations for the New CIT Law issued by the PRC State Council, became effective as of January 1, 2008. The New CIT Law provides that enterprises established outside of China whose "de facto management bodies" are located in China are considered "resident enterprises" and are generally subject to the uniform 25% corporate income tax rate as to their worldwide income. Under the implementation regulations for the New CIT Law issued by the PRC State Council, a "de facto management body" is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. In April 2009, the SAT released Circular 82. Under Circular 82, a foreign enterprise "controlled by a PRC enterprise or a PRC enterprise group" will be considered as a resident enterprise if all of the following requirements are satisfied: (i) the senior management personnel responsible for its daily operations and the place where the senior management departments discharge their responsibilities are located primarily in the PRC; (ii) its finance and human resources related decisions are made by or are subject to the approval of institutions or personnel located in the PRC; (iii) its major assets, books and records, company seals and minutes of its Board of Directors and shareholder meetings are located or kept in the PRC; and (iv) senior management personnel or 50% or more of the members of its Board of Directors with voting power of the enterprise reside in the PRC. On September 1, 2011, the SAT issued Circular 45, to further prescribe the rules concerning the recognition, administration and taxation of a foreign enterprise "controlled by a PRC enterprise or PRC enterprise group." Currently we are not recognized as a PRC resident enterprise, but there is a risk that we may be recognized by the PRC tax authorities as a PRC resident enterprise. Pursuant to Circular 45, if we are recognized as a PRC resident enterprise, our worldwide income may be subject to enterprise income tax in China at a rate of 25%, and we would be required to file provisional enterprise income tax returns quarterly and complete an annual settlement before May 31 of each year for the preceding year at the in-charge tax bureau. Further, we would be obliged to withhold the enterprise income tax when we distribute dividends to non-resident enterprise holders of our ordinary shares. Under the New CIT Law and implementation regulations issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are "non-resident enterprises," which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. It is not clear, however, whether we are obliged to withhold the dividends distributed to our non-resident individual shareholders.

        Circular 45 further clarifies that the capital gains derived by the non-resident enterprises from the alienation of shares of the foreign-incorporated resident enterprise are considered as China-sourced income. Under the New CIT Law and implementation regulations issued by the PRC State Council, non-resident enterprise holders of our ordinary shares may be subject to enterprise income tax in China at a rate of 10% on the capital gains derived from the transfer of our ordinary shares. It is not clear, however, whether the capital gains derived by the non-resident individuals from transfer of our ordinary shares will be considered as China-sourced. In practice, we understand that the PRC tax authorities have not collected the individual income tax from the non-resident individuals.

        For a discussion of the PRC tax consequences of an investment in our ordinary shares, see Item 3.D "Risk Factors—Risks Relating to Conducting Business in China—Under the CIT Law, we may be classified as a "resident enterprise" of the PRC, which could result in unfavorable tax consequences to us and to non-PRC shareholders."

United States Federal Income Taxation

        The following discussion describes the material United States federal income tax consequences to U.S. Holders (defined below) of an investment in our ordinary shares. This discussion applies only to investors that hold the ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, or the Code, United States Treasury regulations in effect, or, in some cases, proposed, as of the date of this Annual Report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

        The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations, including, without limitation:

  •
  banks and certain other financial institutions;

  •
  dealers in securities or currencies;

  •
  insurance companies, regulated investment companies and real estate investment trusts;

  •
  brokers and/or dealers;

  •
  traders that elect the mark-to-market method of accounting;

  •
  tax-exempt entities;

  •
  persons liable for alternative minimum tax;

  •
  persons holding ordinary shares as part of a straddle, hedging, constructive sale, conversion transaction or integrated transaction;

  •
  persons that actually or constructively own 10% or more of our voting stock; or

  •
  persons holding ordinary shares through partnerships or other pass-through entities.

(U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS ABOUT THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ORDINARY SHARES.)

        The discussion below of the United States federal income tax consequences to "U.S. Holders" will apply if you are the beneficial owner (i.e. the economic owner, as opposed to the registered owner) of ordinary shares and you are, for United States federal income tax purposes.

  •
  a citizen or resident of the United States;

  •
  a corporation (or other entity taxable as a corporation for United States federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia or otherwise treated as such under applicable U.S. tax law;

  •
  an estate whose income is subject to United States federal income taxation regardless of its source; or

  •
  a trust that (1) is subject to the supervision of a court within the United States and the control of one or more United States persons or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

        If a partnership (including any entity treated as a partnership for United States federal income tax purposes) holds ordinary shares, the tax treatment of a partner in such partnership will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding ordinary shares, you should consult your own tax advisors.

We Will Be Treated As a U.S. Corporation

        As a result of the Merger, pursuant to Section 7874 of the Code we will be treated as a U.S. corporation for all purposes under the Code. Because we will be treated as a U.S. corporation for all purposes under the Code, we will not be treated as a "passive foreign investment company," as such rules apply only to non-U.S. corporations for U.S. federal income tax purposes.

Taxation of Distributions to US Holders

        We do not currently anticipate paying distributions on its ordinary shares. In the event that distributions are paid, however, the gross amount of such distributions will be included in the gross income of the U.S. holder as dividend income on the date of receipt to the extent that the distribution is paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such dividends will be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. Dividends received by non-corporate U.S. holders, including individuals, may be subject to reduced rates of taxation under current law. A U.S. holder may be eligible to claim a foreign tax credit with respect to any PRC withholding tax imposed on dividends paid by us. However, the foreign tax credit rules are complex, and their application in connection with Section 7874 of the Code in the presence of the Agreement Between the Government of the United States of America and the Government of the People's Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the U.S.-PRC Tax Treaty, are not entirely clear at this time. U.S. holders should consult their own tax advisors with respect to any benefits they may be entitled to under the foreign tax credit rules and the U.S.-PRC Tax Treaty.

        To the extent that dividends paid on our ordinary shares exceed current and accumulated earnings and profits, the distributions will be treated first as a tax-free return of tax basis on the our ordinary shares, and to the extent that the amount of the distribution exceeds tax basis, the excess will be treated as capital gain.

Sale or Other Disposition

        U.S. holders of our ordinary shares will recognize taxable gain or loss on any sale, exchange, or other taxable disposition of ordinary shares equal to the difference between the amount realized for the ordinary shares and the U.S. holder's tax basis in the ordinary shares. This gain or loss generally will be capital gain or loss. Non-corporate U.S. holders, including individuals, will be eligible for reduced tax rates if the ordinary shares have been held for more than one year. The deductibility of capital losses is subject to limitations. A U.S. holder may be eligible to claim a foreign tax credit with respect to any PRC withholding tax imposed on gain from the sale or other disposition of our ordinary shares. However, the foreign tax credit rules are complex, and their application in connection with Section 7874 of the Code in the presence of the U.S.-PRC Tax Treaty are not entirely clear at this time. U.S. holders should consult their own tax advisors with respect to any benefits they may be entitled to under the foreign tax credit rules and the U.S.-PRC Tax Treaty.

Recent Legislation

        Recent legislation requires certain U.S. holders who are individuals, trusts or estates to pay a 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of shares of stock for taxable years beginning after December 31, 2012. U.S. holders should consult their own advisors regarding the effect, if any, of this legislation on their ownership and disposition of our ordinary shares.

Backup Withholding and Information Reporting

        Payments of dividends or of proceeds on the disposition of stock made to a holder of our ordinary shares may be subject to information reporting and backup withholding at a current rate of 28% unless such holder provides a correct taxpayer identification number on IRS Form W-9 (or other appropriate withholding form) or otherwise establishes an exemption from backup withholding. Payments of dividends to holders must generally be reported annually to the IRS, along with the name and address of the holder and the amount of tax withheld, if any. A similar report is sent to the holder. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in the holder's country of residence.

        Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

F.     Dividends and Paying Agents

        Not applicable.

G.    Statement by Experts

        Not applicable.

H.    Documents on Display

        The documents concerning our Company referred to in this document and required to be made available to the public are available at the offices of UTStarcom Holdings Corp. at 52-2 Building, BDA International Enterprise Avenue, No. 2 Jingyuan North Street, Daxing District, Beijing, P.R. China 100176.

        In addition, we previously filed with the SEC our registration statement on Form F-4 (Registration No. 333-173828, as amended) and prospectus under the Securities Act of 1933, with respect to our ordinary shares.

        We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I.     Subsidiary Information

        See Item 4.C "Information on the Company—Organizational Structure" for information about our subsidiaries.

ITEM 11—Quantitative and Qualitative Disclosures About Market Risk

        We are exposed to the impact of interest rate changes, changes in foreign currency exchange rates and changes in the stock market.

Interest Rate Risk:

        Our exposure to market risk for changes in interest rates relates primarily to our investment portfolio. The fair value of our investment portfolio would not be significantly affected by either a 10% increase or decrease in interest rates due mainly to the short term nature of most of our investment portfolio. However, our interest income can be sensitive to changes in the general level of U.S. and China interest rates since the majority of our funds are invested in instruments with maturities of less than one year. In a declining interest rate environment, as short term investments mature, reinvestment occurs at less favorable market rates. Given the short term nature of certain investments, anticipated declining interest rates will negatively impact our investment income.

        We maintain an investment portfolio of various holdings, types and maturities. We do not use derivative financial instruments. We place our cash investments in instruments that meet high credit quality standards, as specified in our investment policy guidelines. Our policy is to limit the risk of principal loss and to ensure the safety of invested funds by generally attempting to limit market risk. Funds in excess of current operating requirements are mostly invested in money market funds which are rated AAA. Our cash and cash equivalents are not subject to significant interest rate risk due to the short maturities of these instruments. As of December 31, 2011, the carrying value of our cash and cash equivalents approximated fair value.

        The table below represents carrying amounts and related weighted-average interest rates of our investment portfolio at December 31, 2011 and 2010:

	December 31,
	2011	2010
	(in thousands)
Cash and cash equivalents	$301,626	$351,507
Average interest rate	1.10%	0.66%
Restricted cash—short term	$12,905	$15,955
Average interest rate	0.21%	0.12%
Short-term investments	$2,372	$546
Average interest rate	0.00%	0.00%
Restricted cash long-term	$5,718	$8,385
Average interest rate	0.01%	0.01%
Total investment securities	$322,621	$376,393
Average interest rate	1.03%	0.62%

Equity Investment Risk:

        We have invested in several privately-held companies as well as investment funds which invest primarily in privately held companies, many of which can still be considered in the start-up or development stages. These investments are inherently risky, as the market for the technologies or products they have under development is typically in the early stages and may never materialize.

Foreign Exchange Rate Risk:

        As a multinational company, we conduct our business in a wide variety of currencies and are therefore subject to market risk for changes in foreign exchange rates. We expect to continue to expand our business globally and, as such, expect that an increasing proportion of our business may be denominated in currencies other than U.S. Dollars. As a result, fluctuations in foreign currencies may have a material impact on our business, results of operations and financial condition.

        Historically, the majority of our foreign-currency denominated sales have been made in China, denominated in Renminbi, or RMB. Additionally, since 2006, we made significant sales in Japanese Yen, Euros, Indian Rupees and Canadian Dollars. Due to China's currency exchange control regulations, we are limited in our ability to convert and repatriate RMB, as well as in our ability to engage in foreign currency hedging activities in China. The balance of our cash and cash equivalents held by our China subsidiaries was $131.8 million at December 31, 2011. Since China un-pegged the RMB from the U.S. Dollar in July 2005 through December 31, 2011, the RMB has strengthened by approximately 24% versus the U.S. Dollar. However, it is uncertain what further adjustments may be made in the future.

        We may manage foreign currency exposures using forward and option contracts to hedge and thus minimize exposure to the risk of the eventual net cash inflows and outflows resulting from foreign currency denominated transactions with customers, suppliers, and non-U.S. subsidiaries; however, we are not currently hedging any such transactions. As our foreign currency balances are not currently hedged, any significant revaluation of our foreign currency exposures may materially and adversely affect our business, results of operation and financial condition. We do not enter into foreign exchange forward or option contracts for trading purposes.

        Given our exposure to international markets, we regularly monitor all of our material foreign currency exposures. We use sensitivity analysis to measure our foreign currency risk by computing the potential decrease in cash flows that may result from adverse or beneficial changes in foreign exchange rates, relative to the functional currency with all other variables held constant. The analysis covers all of our underlying exposures for foreign currency denominated financial instruments. The foreign currency exchange rates used were based on market rates in effect at December 31, 2011. The sensitivity analysis indicated that a hypothetical 10% adverse or beneficial movement in exchange rates would have resulted in a loss or gain in the fair values of our foreign currency denominated financial instruments of $15.8 million at December 31, 2011.

ITEM 12—Description of Securities Other than Equity Securities

A.    Debt Securities

        Not applicable.

B.    Warrants and Rights

        Not applicable.

C.    Other Securities

        Not applicable.

D.    American Depositary Shares

        Not applicable.

PART II

ITEM 13—Defaults, Dividend Arrearages and Delinquencies

        Not applicable.

ITEM 14—Material Modifications to the Rights of Security Holders and Use of Proceeds

        See Item 10. "Additional Information" for a description of the rights of securities holders, which remain unchanged.

ITEM 15—Controls and Procedures

Evaluation of Disclosure Controls and Procedures

        Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and 15d-15(e) promulgated under the Exchange Act. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2011, our disclosure controls and procedures were effective.

Management's Annual Report on Internal Control over Financial Reporting

        We identified material weaknesses in our internal control over financial reporting in 2010 and concluded that our internal controls over financial reporting were not effective as of December 31, 2010. As of December 31, 2011, we believe that we have successfully remediated the material weaknesses identified in our internal control over financial reporting as of December 31, 2010. No additional material weaknesses have been identified as of December 31, 2011.

        Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act, for our Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company's assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company's receipts and expenditures are being made only in accordance with authorizations of a company's management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company's assets that could have a material effect on the consolidated financial statements.

        Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2011 using the criteria set forth in the report "Internal Control—Integrated Framework" published by the Committee of Sponsoring Organizations of the Treadway Commission (known as

COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2011.

        The effectiveness of our internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers ZhongTian CPAs Limited Company, an independent registered public accounting firm, who has also audited our consolidated financial statements as of and for the year ended December 31, 2011.

Remediation of Material Weaknesses in Internal Control over Financial Reporting Reported in 2010

        As of December 31, 2011, we believe that we have effectively remediated material weaknesses in internal control over financial reporting that were included in "Management's Annual Report on Internal Control over Financial Reporting" in "Item 9.A—Controls and Procedures" contained in UTStarcom, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2010:

          1.     Maintaining effective controls over "period-end financial reporting process" to ensure timely analysis and monitoring of the underlying information related to period-end financial reporting process and preparation of consolidated financial statements—We designed and implemented an adequate global financial close process which increased cross functional communication resulting in enhanced understanding of our operational trends, including timely identification and accurate financial treatment of routine and non-routine transactions. We hired key individuals in the corporate finance and accounting departments with significant technical skills and experience to increase our knowledge of U.S. GAAP, revenue recognition principles and SEC reporting requirements, and to assist our application of U.S. GAAP. We underwent restructuring during 2010 and completed the transition of our financial close and reporting processes to our headquarters in China to consolidate and streamline our global processes. Accordingly, we were able to implement controls to ensure independent management oversight and perform review procedures over accounts and disclosures in our consolidated financial statements. We have continued to assess our standardized processes to further enhance the effectiveness of financial reviews including the analysis and monitoring of financial information in a consistent and thorough manner.

          2.     Maintaining effective controls over the "Treasury Process" to ensure adequate segregation of duties and appropriate approval requirements for non-routine transactions relating to cash management—We designed and implemented controls to separate closely related functions in the cash management function and reduce the risk of misappropriation of assets. We also reviewed and revised approval requirements for certain actions relating to cash management to better enhance management's monitoring of cash transactions. In addition, our management implemented annual reviews of such approval requirements to ensure their continued appropriateness and effectiveness.

Management's Conclusion

        Management has conducted an assessment, including testing, of the effectiveness of our remediated internal control processes over financial reporting described above under "Remediation of Material Weaknesses in Internal Control over Financial Reporting Reported in 2010" as of December 31, 2011. In making the assessment, management used the criteria in Internal Control—Integrated Framework issued by COSO. Management believes that internal control processes described above have operated effectively for a sufficient period of time to reduce to a remote likelihood the possibility of a material misstatement. As a result, management has concluded that the material weaknesses descri bed above have been remediated effectively as of December 31, 2011.

Changes in Internal Control over Financial Reporting

        As discussed above under "Remediation of Material Weaknesses in Internal Control over Financial Reporting Reported in 2010," the control processes adopted to remedy prior year material weakness represent material changes to our internal control over financial reporting during 2010 and 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A—Audit Committee Financial Expert

        Our Board of Directors has determined that Mr. Tianruo Pu qualifies as an Audit Committee Financial Expert as defined by the applicable rules of the SEC and that Mr. Pu is "independent" as that term is defined in NASDAQ Marketplace Rule 5605(c)(2)(A). Please refer to Item 6.A for a brief biographical listing of Mr. Pu's relevant experiences.

ITEM 16B—Code of Ethics

        We have adopted a Code of Business Conduct and Ethics, or Code of Ethics, that applies to all employees including our principal executive officers. The Code of Ethics is designed to promote: (i) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships, (ii) full, fair, accurate, timely and understandable disclosure in reports and documents that we are required to file to the SEC and in other public communications, (iii) compliance with applicable laws, rules and regulations, (iv) the prompt internal reporting of violations of the Code of Ethics to an appropriate person or entity, and (v) accountability for adherence to the Code of Ethics.

        As a supplement to the Code of Ethics, we have also adopted a Code of Ethics for Chief Executive Officer and Senior Financial Officers, or Code of Ethics for Financial Officers, which is designed to highlight the legal and ethical obligations of the Chief Executive Officer and financial officers. The Code of Ethics for Financial Officers imposes upon applicable officers certain additional internal reporting requirements for acts committed in violation of the Code of Ethics and/or the securities laws.

        Copies of the Code of Ethics and the Code of Ethics for Financial Officers are available on our website at http://investorrelations.utstar.com/governance.cfm. Any amendment or waiver of the Code of Ethics or Code of Ethics for Financial Officers pertaining to a member of our Board or one of our executive officers will be disclosed on our website at http://investorrelations.utstar.com/governance.cfm. Information contained in our website is not incorporated by reference into this Form 20-F and you should not consider information on our website to be part of this Form 20-F.

ITEM 16C—Principal Accountant Fees and Services

Disclosure of Fees Charged by Independent Accountants

        The aggregate fees billed for professional accounting services by PricewaterhouseCoopers for the fiscal years ended December 31, 2011 and 2010 are as follows:

	Years Ended December 31,
	2011	2010
	(in thousands)
Audit fees(1)	$1,653	$1,875
Audit-related fees(2)	233	72
Tax fees(3)	309	184
All other fees(4)	4	3

Total	$2,199	$2,134

(1)
Audit fees are fees for professional services rendered for the integrated audit of our consolidated financial statements and of our internal control over financial reporting, for review of interim consolidated financial information included in quarterly reports or earnings releases, and for services that are normally provided by PricewaterhouseCoopers in connection with statutory and regulatory filings or engagements.

(2)
Audit-related fees represent aggregate fees paid or accrued for professional services rendered for accounting consultations and other procedures performed with respect to certain UTStarcom acquisition and divestiture efforts.

(3)
Tax fees are fees for tax services related to tax compliance, tax planning and tax advice.

(4)
All other fees are fees for consulting service and an online accounting research tool.

        The Audit Committee has determined that the provision to us by PricewaterhouseCoopers of non-audit services as listed above is compatible with PricewaterhouseCoopers maintaining its independence.

Audit Committee Pre-approval Policies and Procedures

        Our Audit Committee has adopted procedures which set forth the manner in which the committee will review and approve all audit and non-audit services to be provided by PricewaterhouseCoopers Zhong Tian CPAs Limited Company before that firm is retained for such services. The pre-approval procedures are as follows:

  •
  Any audit or non-audit service to be provided to us by the independent accountant must be submitted to the Audit Committee for review and approval, with a description of the services to be performed and the fees to be charged.

  •
  The Audit Committee in its sole discretion then approves or disapproves the proposed services and documents such approval, if given, through written resolutions or in the minutes of meetings, as the case may be.

ITEM 16D—Exemptions from the Listing Standards for Audit Committees

        Not Applicable.

ITEM 16E—Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        On August 12, 2011, our Board of Directors approved a share repurchase program of up to $20 million of its outstanding shares over the next 12 months through August 15, 2012. As of December 31, 2011, we have repurchased approximately $6.3 million worth of our shares. All the repurchased shares have been classified as our treasury shares. We do not have any intention to terminate this program prior to its expiration. We did not have any other share repurchase programs that have expired in 2011 and did not make further purchases of shares under any other programs during the year 2011.

Period	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Approximate Dollar Value that May Yet Be Purchased Under the Plans
September 2011	1,127,815	$1.35	1,127,815	$18,477,450
October 2011	1,668,435	$1.27	1,668,435	$16,358,537
November 2011	640,180	$1.40	640,180	$15,462,285
December 2011	1,254,878	$1.41	1, 254,878	$13,692,907

Total	4,691,308		4, 691,308

ITEM 16F—Change in Registrant's Certifying Accountant

        Not applicable.

ITEM 16G—Corporate Governance

        We are incorporated in the Cayman Islands and our corporate governance practices are governed by applicable Cayman Islands law. In addition, because our ordinary shares are listed on NASDAQ, we are subject to NASDAQ's corporate governance requirements.

        NASDAQ Marketplace Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement.

        NASDAQ Marketplace Rule 5635(c) and IM-5635-1 require us to obtain shareholder approval prior to adopting a stock option or purchase plan or other equity compensation arrangement. We elected to follow our home country practice in lieu of the requirements of such NASDAQ rules. The Cayman Islands Companies Law (2011 Revision) does not require us to obtain shareholder approval prior to the establishment of equity compensation arrangements, nor is doing so required under our amended and restated memorandum and articles of association.

ITEM 16H—Mine Safety Disclosure

        Not applicable.

PART III

ITEM 17—Financial Statements

        We have elected to provide financial statements pursuant to Item 18.

ITEM 18—Financial Statements

        Our consolidated financial statements are included at the end of this Annual Report.

ITEM 19—Exhibits

Exhibit Number		Description	Form	Incorporated by Reference From Exhibit Number	Date Filed
1.1		Amended and Restated Memorandum and Articles of Association (incorporated by reference to Annex B of Form F-4 (File No. 333- 173828) filed with the Securities and Exchange Commission on March 23, 2011.	F-4	Annex B	5/23/2011

2.1		Property Transfer and Leaseback Agreement, dated as of December 19, 2009, by and between UTStarcom Telecom Co., Ltd. and Zhejiang Zhongnan Construction Group Co., Ltd. (translation from Chinese).	8-K	2.1	12/24/2009

4.1		Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 of Form F-4 (File No. 333-173828) filed with the Securities and Exchange Commission on April 29, 2011	F-4	10.1	4/29/2011

4.2		Agreement and Plan of Merger and Reorganization (incorporated by reference to Exhibit 2.1 of Form F-4 (File No. 333-173828) filed with the Securities and Exchange Commission on May 23, 2011)	F-4	2.1	5/23/2011

4.3		Form of Certificate for Ordinary Shares	Filed herewith	—	—

4.4		Stockholder Rights Agreement, made as of February 1, 2010, by and between UTStarcom, Inc. and Beijing E-town International Investment and Development Co., Ltd.	8-K	4.1	2/4/2010

4.5		Stockholder Rights Agreement, made as of February 1, 2010, by and among UTStarcom, Inc., Elite Noble Limited and Shah Capital Opportunity Fund L.P.	8-K	4.2	2/4/2010

4.6	*	1997 Stock Plan, as amended, and forms of related agreements.	10-K	10.4	6/1/06

Exhibit Number		Description	Form	Incorporated by Reference From Exhibit Number	Date Filed
4.7	††	Land Use Right Assignment Agreement between the Administration Committee of Hangzhou Hi-Tech Industry Development Zone of Zhejiang Province of the People's Republic of China and UTStarcom, Inc. dated May 18, 2000.	10-Q	10.2	8/14/00

4.8	*	Amended 2001 Director Option Plan and forms of related agreements.	10-K	10.66	6/1/06

4.9	*	2003 Nonstatutory Stock Option Plan.	S-8	4.4	9/15/03

4.10	*	Amended and Restated Change of Control/Involuntary Termination Severance Agreement by and between Hong Liang Lu and UTStarcom, Inc., effective as of January 30, 2008.	8-K	10.1	2/5/08

4.11	†	Infrastructure Equipment License Agreement between Qualcomm Inc. and UTStarcom, Inc., dated January 30, 2004.	10-Q	10.97	5/10/04

4.12	†	Subscriber Unit License Agreement between Qualcomm Inc. and UTStarcom, Inc., dated January 30, 2004.	10-Q	10.98	5/10/04

4.13		Asset Purchase Agreement by and among Audiovox Communications Corp., Quintex Mobile Communications Corporation, Audiovox Communications Canada Co., UTStarcom, Inc., UTStarcom Canada Company and Audiovox Corporation, dated as of June 11, 2004.	10-Q	10.101	8/16/04

4.14	*	Form of Restricted Stock Agreement for use under the Company's 1997 Stock Plan.	8-K	10.1	9/12/05

4.15	*	Form of Director and Officer Stock Option Agreement for use under the Company's 1997 Stock Plan.	8-K	10.1	12/6/05

4.16	*	2006 Equity Incentive Plan, as amended February 18, 2009.	10-K	10.14	3/2/2009

4.17	*	Form of Stock Option Award Agreement for use under 2006 Equity Incentive Plan.	10-Q	10.2	8/7/2009

4.18	*	Form of Stock Option Agreement for Directors and Officers for use under the 2006 Equity Incentive Plan.	10-Q	10.3	8/7/2009

4.19	*	Form of Restricted Stock Agreement for use under the 2006 Equity Incentive Plan.	10-K	10.17	3/2/2009

4.20	*	Form of Restricted Stock Unit Agreement for use under the 2006 Equity Incentive Plan.	10-K	10.18	3/2/2009

Exhibit Number		Description	Form	Incorporated by Reference From Exhibit Number	Date Filed
4.21	*	Form of Stock Option Amendment Election Form executed by key executive officers and directors.	8-K	10.1	1/4/07

4.22	*	Stock Option Amendment Election Form executed by Hong Liang Lu on December 29, 2006.	8-K	10.2	1/4/07

4.23	††	Strategic Alliance Agreement by and between Pantech &Curitel Communications and UTStarcom Personal Communications LLC dated September 25, 2006.	10-Q	10.11	10/10/07

4.24	*	UTStarcom, Inc. Amended and Restated Vice President Change in Control and Involuntary Termination Severance Pay Plan.	10-Q	10.1	5/8/2009

4.25	*	UTStarcom, Inc. Amended and Restated Executive Involuntary Termination Severance Pay Plan.	10-Q	10.2	5/8/2009

4.26	*	Form of Performance Share Agreement for use under the 2006 Equity Incentive Plan.	10-K	10.33	3/2/2009

4.27	*	Form of Performance Unit Agreement for use under the 2006 Equity Incentive Plan.	10-K	10.34	3/2/2009

4.28		Merger Agreement, dated as of June 30, 2008, by and among UTStarcom, Inc., UTStarcom Personal Communications, LLC, Personal Communications Devices, LLC and Personal Communications Devices Holdings, LLC.	8-K	2.1	7/7/08

4.29	*	Amendment to Stock Option Agreements dated January 11, 2008 between the Company and Hong Liang Lu.	8-K	10.1	1/17/08

4.30	*	Amendment dated December 17, 2008 to Amended and Restated Change of Control/Involuntary Termination Severance Agreement, dated as of January 30, 2008, by and between Hong Liang Lu and UTStarcom, Inc.	10-K	10.42	3/2/2009

4.31	*	Amendment to Equity Awards dated December 17, 2008.	10-K	10.46	3/2/2009

4.32	*	Letter dated December 17, 2008 regarding Financial Planning Program.	10-K	10.47	3/2/2009

4.33		Settlement Agreement & Release, dated as of June 30, 2009, by and among UTStarcom, Inc., Personal Communications Devices, LLC and Personal Communications Devices Holdings, LLC.	8-K	10.1	7/2/2009

4.34		Manufacturing Agreement signed as of January 23, 2010	8-K	10.1	1/28/2010

Exhibit Number		Description	Form	Incorporated by Reference From Exhibit Number	Date Filed
4.35		Common Stock Purchase Agreement, made as of February 1, 2010, by and between UTStarcom, Inc. and Beijing E-town International Investment and Development Co., Ltd.	8-K	10.1	2/4/2010

4.36		Common Stock Purchase Agreement, made as of February 1, 2010, by and among UTStarcom, Inc., Elite Noble Limited and Shah Capital Opportunity Fund LP	8-K	10.2	2/4/2010

4.37		Agreement of Entry into the Zone, made as of February 1, 2010, by and between UTStarcom, Inc. and the Management Committee of Beijing Economic and Technology Development Zone (Translation from Chinese)	8-K	10.3	2/4/2010

4.38	*	Employment Offer Letter, dated February 1, 2010 from UTStarcom, Inc. to Mr. Jack Lu	8-K	10.4	2/4/2010

4.39	*	Involuntary Termination Severance Agreement, dated as of February 1, 2010, by and between UTStarcom, Inc. and Mr. Jack Lu	8-K	10.5	2/4/2010

4.40		Lease Contract dated as of February 1, 2010, by and between UTStarcom Telecom Co., Ltd. and Zhejiang Zhongnan Construction Group Co., Ltd. (translation from Chinese)	8-K/A	10.1	2/5/2010

4.41	*	Amendment to Employment Offer Letter dated February 22, 2010 from UTStarcom, Inc. to Ying (Jack) Lu	8-K	10.1	3/1/2010

4.42		Amendment to Common Stock Purchase Agreement dated February 1, 2010 by and between the Company and Beijing E-town International Investment and Development Co., Ltd. dated April 20, 2010	8-K	10.1	5/4/2010

4.43		Amendment to Common Stock Purchase Agreement dated February 1, 2010 by and among the Company, Elite Noble Limited and Shah Capital Opportunity Fund LP dated April 30, 2010	8-K	10.2	5/4/2010

4.44	*	Offer Letter to Edmond Cheng dated April 26, 2010	8-K	10.1	5/4/2010

4.45		Supplementary Agreement on Payment Method between UTStarcom Telecom Co., Ltd and Hangzhou Zhong Nan Wen Chuang Information Technical Co., Ltd. (translation from Chinese)	10-Q	10.11	5/10/2010

4.46		Second Amendment to Common Stock Purchase Agreement dated February 1, 2010, as amended on April 30, 2010, by and between the Company and Beijing E-town International Investment and Development Co., Ltd. dated June 4, 2010	8-K	10.1	6/10/2010

Exhibit Number		Description	Form	Incorporated by Reference From Exhibit Number	Date Filed
4.47		Second Amendment to Common Stock Purchase Agreement dated February 1, 2010, as amended on April 30, 2010, by and among the Company, Elite Noble Limited and Shah Capital Opportunity Fund LP dated June 4, 2010	8-K	10.2	6/10/2010

4.48		Third Amendment to Common Stock Purchase Agreement dated February 1, 2010, as amended on April 30, 2010 and June 4, 2010, by and between the Company and Beijing E-town International Investment and Development Co., Ltd. dated July 7, 2010	8-K	10.1	7/13/2010

4.49		Third Amendment to Common Stock Purchase Agreement dated February 1, 2010, as amended on April 30, 2010 and June 4, 2010, by and among the Company, Elite Noble Limited and Shah Capital Opportunity Fund LP dated July 7, 2010	8-K	10.2	7/13/2010

4.50		Fourth Amendment to Common Stock Purchase Agreement dated February 1, 2010, as amended on April 30, 2010, June 4, 2010 and July 7, 2010, by and between the Company and Beijing E-town International Investment and Development Co., Ltd. dated September 7, 2010	8-K	10.1	9/13/2010

4.51		Fourth Amendment to Common Stock Purchase Agreement dated February 1, 2010, as amended on April 30, 2010, June 4, 2010 and July 7, 2010, by and among the Company, Elite Noble Limited and Shah Capital Opportunity Fund LP dated September 7, 2010	8-K	10.2	9/13/2010

4.52		Ordinary Shares Purchase Agreement dated October 16, 2010 by and among Stage Smart Limited, Smart Frontier Holdings Limited, and UTStarcom, Inc.	8-K	10.1	10/21/2010

4.53		Series A Preference Shares Purchase Agreement dated October 16, 2010 by and among Stage Smart Limited, Stage Smart (Beijing) Technology Limited, Stage Smart (Hong Kong) Limited, CRIStar (Beijing) Culture and Media Co., Ltd., UTStarcom, Inc. and Smart Frontier Holdings Limited.	8-K	10.2	10/21/2010

4.54	*	Employment Contract dated May 5, 2011 by and between UTStarcom (China) Co., Ltd. and Jack Lu (Translation from Chinese)	8-K	10.1	5/10/2011

4.55	*	Amendment to Employment Contract dated Mary 5, 2011 by and between UTStarcom (China) Co., Ltd. and Jack Lu	8-K	10.2	5/10/2011

Exhibit Number		Description	Form	Incorporated by Reference From Exhibit Number	Date Filed
4.56		Property Lease Contract dated March 7, 2011 between UTStarcom Telecom Co., Ltd. and Zhejiang Letong Communication Equipment Co., Ltd. (translation from Chinese)	10-Q	10.1	5/9/2011

8.1		Subsidiaries of UTStarcom Holdings Corp.	Filed herewith	—	—

12.1		Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—

12.2		Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—

13.1		Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—

13.2		Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—

15.1		Consent of Independent Registered Public Accounting Firm.	Filed herewith	—	—

101.INS	**	XBRL Instance Document

101.SCH	**	XBRL Taxonomy Extension Schema Document

101.CAL	**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	**	XBRL Taxonomy Extension Presentation Linkbase Document

*
Management contract, plan or arrangement.

†
Portions of the exhibit have been omitted pursuant to an order granted by the Securities and Exchange Commission for confidential treatment.

††
Portions of the exhibit have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission.

**
In accordance with Rule 406T of Regulation S-T, the information in these exhibits is furnished and deemed not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, and otherwise is not subject to liability under these sections and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, except as expressly set forth by specific reference in such filing.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

UTSTARCOM HOLDINGS CORP.
Date: April 27, 2012	By:	/s/ JACK LU
		Name:	Jack Lu
		Title:	President and Chief Executive Officer

UTSTARCOM HOLDINGS CORP.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
UTStarcom Holdings Corp.:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statement of operations and comprehensive income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of UTStarcom Holdings Corp. and its subsidiaries at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the accompanying financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 15 of the accompanying Form 20-F ("Management's Report on Internal Control over Financial Reporting"). Our responsibility is to express opinions on these financial statements, on the financial statement schedules, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

        As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for noncontrolling interests in 2009.

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Shanghai, the People's Republic of China
April 27, 2012

UTSTARCOM HOLDINGS CORP.

CONSOLIDATED BALANCE SHEETS

	December 31, 2011	December 31, 2010
	(in thousands, except par value)
ASSETS
Current assets:
Cash and cash equivalents	$301,626	$351,507
Short-term investments	2,372	546
Accounts receivable, net of allowances for doubtful accounts of $30,145 and $32,176, respectively	20,168	30,051
Inventories	34,262	48,404
Deferred costs	103,222	111,179
Prepaids and other current assets	29,242	46,943
Short-term restricted cash	12,905	15,955

Total current assets	503,797	604,585
Property, plant and equipment, net	12,199	4,819
Goodwill	13,820	13,820
Intangible assets, net	3,625	4,858
Long-term investments	19,226	11,273
Long-term deferred costs	39,741	132,587
Long-term deferred tax assets	1,823	1,742
Other long-term assets	6,709	10,599

Total assets	$600,940	$784,283

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$23,530	$36,356
Income taxes payable	786	—
Customer advances	82,589	82,607
Deferred revenue	64,989	182,963
Deferred tax liabilities	1,575	1,436
Other current liabilities	50,318	87,487

Total current liabilities	223,787	390,849
Long-term deferred revenue	83,227	122,241
Other long-term liabilities	22,887	22,253

Total liabilities	329,901	535,343

Commitments and contingencies (Note 12)
UTStarcom Holdings Corp. shareholders' equity:
Ordinary share: $0.00125 par value; 750,000 authorized shares; 156,507 and 155,327 shares issued at December 31, 2011 and December 31, 2010, respectively; 151,816 and 155,327 shares outstanding at December 31, 2011 and December 31, 2010, respectively (Note 1)	182	182
Additional paid-in capital	1,306,780	1,303,627
Treasury stock, at cost: 4,691 and nil shares at December 31, 2011 and December 31, 2010, respectively	(6,301)	—
Accumulated deficit	(1,118,916)	(1,132,303)
Accumulated other comprehensive income	82,893	69,423

Total UTStarcom Holdings Corp. shareholders' equity	264,638	240,929

Noncontrolling interests	6,401	8,011

Total equity	271,039	248,940

Total liabilities and equity	$600,940	$784,283

See accompanying notes to consolidated financial statements.

UTSTARCOM HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2011	2010	2009
	(in thousands, except per share amounts)
Net sales
Products	$285,493	$251,134	$323,387
Services	35,083	40,401	62,957

	320,576	291,535	386,344
Cost of net sales
Products	178,463	193,567	284,238
Services	27,779	27,730	37,127

Gross profit	114,334	70,238	64,979

Operating expenses:
Selling, general and administrative	63,857	95,240	140,742
Research and development	30,123	38,044	63,243
Amortization of intangible assets	1,239	206	—
Impairment of goodwill and other long-lived assets	26	—	33,287
Restructuring	2,386	16,018	46,495
Net gain on divestitures	(4,546)	(5,548)	(100)

Total operating expenses	93,085	143,960	283,667

Operating income (loss)	21,249	(73,722)	(218,688)

Interest income	2,313	2,018	2,093
Interest expense	(252)	(279)	(552)
Other income (loss), net	(8,615)	9,808	2,303

Income (loss) before income taxes	14,695	(62,175)	(214,844)
Income tax expense	(2,918)	(3,115)	(10,860)

Net income (loss)	11,777	(65,290)	(225,704)

Net loss attributable to noncontrolling interests	1,610	161	16

Net income (loss) attributable to UTStarcom Holdings Corp.	$13,387	$(65,129)	$(225,688)

Net income (loss) per share attributable to UTStarcom Holdings Corp.—Basic	$0.09	$(0.48)	$(1.77)

Net income (loss) per share attributable to UTStarcom Holdings Corp.—Diluted	$0.09	$(0.48)	$(1.77)

Weighted average shares outstanding—Basic	154,473	137,057	127,346

Weighted average shares outstanding—Diluted	154,922	137,057	127,346

(See Note 20 for net sales, cost of net sales and operating expenses to related parties included above)

See accompanying notes to consolidated financial statements.

UTSTARCOM HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Ordinary Share			Treasury Stock			Accumulated Other Comprehensive Income
			Additional Paid-in Capital			(Accumulated Deficit)		Non- controlling interest	Comprehensive Income	Total Stockholders' Equity
	Shares	Amount		Shares	Amount
		(In thousands, except number of shares)
Balance at December 31, 2008	126,566,394	$152	$1,239,074	—	$—	$(841,486)	$69,094	$808	$—	$467,642
Common stock issued upon ESPP purchases and option exercises	280,609	1	364	—	—	—	—	—	—	365
Restricted stock issued and restricted stock units released	3,463,240	—	—	—	—	—	—	—	—	—
Restricted stock cancellation	(215,254)	—	—	—	—	—	—	—	—	—
Stock-based compensation	—	—	12,094	—	—	—	—	—	—	12,094
Net loss	—	—	—	—	—	(225,688)	—	(16)	(225,704)	(225,704)
Other comprehensive income:
Realization of previously unrealized losses (net of tax of $0)	—	—	—	—	—	—	3,313	—	3,313	3,313
Realization of previously unrealized foreign currency translation (net of tax of $0)	—	—	—	—	—	—	2,164	—	2,164	2,164
Foreign currency translation (net of tax expense of $11)	—	—	—	—	—	—	(3,723)	—	(3,723)	(3,723)

Total comprehensive loss	—	—	—	—	—	—	—	—	(223,950)	(223,950)

Balance at December 31, 2009	130,094,989	153	1,251,532	—	—	(1,067,174)	70,848	792	—	256,151
Common stock issued	22,546,474	29	44,559	—	—	—	—	—	—	44,588
Common stock issued upon option exercises	2,054	—	6	—	—	—	—	—	—	6
Restricted stock issued and restricted stock units released	3,068,332	—	—	—	—	—	—	—	—	—
Stock-based compensation	—	—	7,602	—	—	—	—	—	—	7,602
Acquisition of ownership of controlling interests	—	—	—	—	—	—	—	7,380	—	7,380
Repurchases of vested restricted stock/units and cancellation	(384,631)	—	(72)	—	—	—	—	—	—	(72)
Net loss	—	—	—	—	—	(65,129)	—	(161)	(65,290)	(65,290)
Other comprehensive income:
Foreign currency translation	—	—	—	—	—	—	(1,425)	—	(1,425)	(1,425)

Total comprehensive loss	—	—	—	—	—	—	—	—	(66,715)	(66,715)

Balance at December 31, 2010	155,327,218	182	1,303,627	—	—	(1,132,303)	69,423	8,011	—	248,940
Ordinary share issued upon option exercises	59,330	—	124	—	—	—	—	—	—	124
Repurchase of ordinary share	(4,691,308)	—	—	4,691,308	(6,301)	—	—	—	—	(6,301)
Restricted stock issued and restricted stock units released	1,136,892	—	—	—	—	—	—	—	—	—
Restricted stock cancellation	(15,987)	—	—	—	—	—	—	—	—	—
Stock-based compensation	—	—	3,029	—	—	—	—	—	—	3,029
Net Income	—	—	—	—	—	13,387	—	(1,610)	11,777	11,777
Other comprehensive income:
Foreign currency translation	—	—	—	—	—	—	13,470	—	13,470	13,470

Total comprehensive income	—	—	—	—	—	—	—	—	$25,247	25,247

Balance at December 31, 2011	151,816,145	$182	$1,306,780	4,691,308	$(6,301)	$(1,118,916)	$82,893	$6,401		$271,039

See accompanying notes to consolidated financial statements.

UTSTARCOM HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2011	2010	2009
	(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$11,777	$(65,290)	$(225,704)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	3,082	5,427	13,135
Amortization of deferred gain on sale-leaseback	(625)	(755)	—
Gain on sale of investments and liquidation of ownership interest in a variable interest entity	—	—	(355)
Net gain on divestitures	(4,546)	(5,548)	(100)
Net loss (gain) on disposal of assets	(492)	123	(686)
Gain on settlement of an investment interest	—	(481)	—
Impairment of goodwill and other long-lived assets	26	—	33,325
Impairment of equity investments and variable interest entity	450	—	6,456
Stock-based compensation expense	3,029	7,602	12,094
Provision for (recovery of) doubtful accounts	2,212	5,513	(6,757)
Deferred income taxes	345	2,008	904
Changes in operating assets and liabilities, excluding impact of divestitures:
Accounts receivable	8,080	3,793	123,314
Inventories and deferred costs	94,916	103,574	72,816
Other assets	11,261	2,366	83,050
Accounts payable	(4,857)	(28,036)	(127,702)
Income taxes payable	3,102	(2,933)	(1,665)
Customer advances	1,488	(40,910)	(29,154)
Deferred revenue	(132,575)	(27,792)	4,177
Other liabilities	(38,390)	(50,843)	(24,596)

Net cash used in operating activities	(41,717)	(92,182)	(67,448)

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment	(9,347)	(3,449)	(2,012)
Proceeds from sale of building, net of tax payments	—	123,955	—
Deposit received on sale of building	—	—	7,307
Net proceeds from divestitures	215	3,381	11,508
Proceeds from settlement of an investment interest, net	—	481	2,639
Change in restricted cash	5,478	13,260	(1,973)
Purchase of investment interests	(1,181)	(2,702)	—
Contribution of equity investment through a shareholder loan	(7,119)	—	—
Purchase of short-term investments	(8,365)	(12,583)	(6,945)
Proceeds from sale of short-term investments	9,039	10,815	10,159
Other	519	335	635

Net cash provided by (used in) investing activities	(10,761)	133,493	21,318

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of ordinary share, net of expense	—	34,594	—
Issuance of ordinary share upon ESPP purchases and option exercises	124	—	367
Change in bank overdrafts	—	—	(755)
Repurchase of ordinary share	(6,301)	(67)	—

Net cash provided by (used in) financing activities	(6,177)	34,527	(388)
Effect of exchange rate changes on cash and cash equivalents	8,774	9,826	2,758

Net increase (decrease) in cash and cash equivalents	(49,881)	85,664	(43,760)
Cash and cash equivalents at beginning of year	351,507	265,843	309,603

Cash and cash equivalents at end of year	$301,626	$351,507	$265,843

Supplemental disclosure of cash flow information:
Cash paid:
Interest	$252	$279	$552
Income taxes	$530	$6,395	$9,243
Non-cash operating activities Accounts receivable transferred to notes receivable	$—	$580	$2,867
Non-cash investing activities
Issuance of ordinary share for acquisition of iTV	$—	$9,841	$—
Net assets acquired, other than cash, from acquisition of iTV	$—	$17,380	$—
Accrual related to purchase of property, plant and equipment	$(2,475)	$—	$—

See accompanying notes to the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—BASIS OF PRESENTATION AND LIQUIDITY

        UTStarcom Holdings Corp., or the Company, a Cayman Island corporation incorporated in 2011 with headquarters currently in Beijing, China, designs and sells IP-based network solutions in iDTV, IPTV, Internet TV and Broadband for cable and telecom operators. The Company sells its solutions to operators in both telecommunications around the world and the cable market in China. The Company enables its customers to rapidly deploy revenue-generating access services using their existing infrastructure, while providing a migration path to cost-efficient, end-to-end IP networks.

        On June 24, 2011, the stockholders of UTStarcom, Inc. approved the proposed merger to reorganize UTStarcom, Inc. as a Cayman Islands company. Pursuant to the approval of the shareholders, UTSI Mergeco Inc., a Delaware corporation and a wholly-owned subsidiary of UTStarcom Holdings Corp., merged with and into the existing public company, UTStarcom, Inc., which is incorporated under the laws of the State of Delaware. As a result of the reorganization, UTStarcom Holdings Corp. became the parent company of UTStarcom, Inc. and its subsidiaries.

        Also pursuant to the Merger, the Company issued an equal number of ordinary shares in exchange for the common stock of UTStarcom, Inc. The Company's business is conducted in substantially the same manner as was conducted by UTStarcom, Inc. The transaction was accounted for as a legal re-organization of entities under common control. Accordingly, the accompanying consolidated financial statements of the Company have been prepared with the assumption that the current corporate structure has been in existence throughout all relevant periods. The consolidated financial statements of the Company prior to the Merger reflect the financial position, results of operations and cash flows of UTStarcom, Inc. and its subsidiaries. The consolidated financial statements as of and for the year ended December 31, 2011 reflect the financial position, results of operation and cash flows of the Company.

        The accompanying consolidated financial statements include the accounts of the Company and its wholly- and majority-owned subsidiaries and Variable Interest Entities, or VIE. All significant intercompany accounts and transactions have been eliminated in the preparation of the consolidated financial statements. The noncontrolling interests in consolidated subsidiaries are shown separately in the consolidated financial statements.

        The accompanying consolidated balance sheets as of December 31, 2011 and 2010, and consolidated statements of operations for each of the three years ended December 31, 2011 have been prepared by the Company pursuant to the rules and regulations of the SEC and in conformity with generally accepted accounting principles in the U.S. GAAP.

        The accompanying consolidated financial statements are presented on the basis that the Company is a going concern. The going concern assumption contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

        The Company has incurred net income attributable to UTStarcom Holdings Corp. of $13.4 million during the year ended December 31, 2011, and net loss of $65.1 million and $225.7 million during the years ended December 31, 2010 and 2009, respectively. At December 31, 2011, the Company had an accumulated deficit of $ 1,118.9 million. The Company incurred net cash outflows from operations of $41.7 million, $92.2 million and $67.4 million during the years ended December 31, 2011, 2010 and 2009 respectively.

        At December 31, 2011, the Company had cash and cash equivalents of $301.6 million, of which $131.8 million was held by subsidiaries in China. China imposes currency exchange controls on certain transfers of funds to and from China. The amount of cash available for transfer from the China subsidiaries for use by the Company's non-China subsidiaries is limited both by the liquidity needs of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1—BASIS OF PRESENTATION AND LIQUIDITY (Continued)

the subsidiaries in China and the restriction on currency exchange by Chinese-government mandated limitations including currency exchange controls on certain transfers of funds outside of China.

        Our China subsidiaries have an accumulated profit of $76.3 million as of December 31, 2011 determined in accordance with Chinese accounting standards that could be paid as dividends. In February 2009, our China subsidiaries paid $50 million in dividends to our U.S. parent company. However, going forward, the amount of cash available for transfer from the China subsidiaries will be limited both by the liquidity needs of the subsidiaries in China and the restriction on currency exchange by Chinese government mandated requirements including currency exchange controls on certain transfers of funds outside of China. In the year 2010 and 2011, our China subsidiaries did not pay dividends to our parent company.

        At December 31, 2011, the Company had approximately $4.6 million of available factoring line. In the third quarter of 2011, the Company entered into one account-receivable factoring line of $4.6 million which can be used for recourse factoring on accounts receivable from one specified customer. The factoring line expires twelve months from the issuance date in August 2012. At December 31, 2011, the Company was in compliance with the debt covenant under the factoring line and there was no amount drawn-down under such factoring line.

        Global economies have experienced a significant downturn driven by a financial and credit crisis that will continue to challenge such economies for some period of time. Under the current macroeconomic environment, there are significant risks and uncertainties inherent in management's ability to forecast future results. The operating environment confronting the Company, both internally and externally, raises significant uncertainties.

        In the past years, the Company took a number of actions to improve its liquidity. Starting in June 2009, management expanded the initiatives to include a worldwide reduction in workforce, outsourcing of manufacturing operations and optimizing R&D spending with a focus on selected products. The Company's year-over-year selling, general and administrative and R&D operating expenses decreased significantly from 2009 to 2010 and 2011 and management believes the continuing efforts to stream-line operations will enable the Company's fixed cost base to be better aligned with operations, market demand and projected sales levels. If projected sales do not materialize, the Company will need to take further actions to reduce costs and expenses or explore other cost reduction options.

        In December 2009, the Company entered into a Sale Leaseback Agreement for the sale of its manufacturing, R&D, and administrative offices facility in Hangzhou, China to a third party for approximately $138.8 million and leaseback of a portion of the facility. As of May 31, 2010, the Company had received all of the sales proceeds and met all criteria for consummation of sale of the Hangzhou facility. See Note 7 for additional information on sale-leaseback transaction. On May 31, 2010, the Company and the buyer agreed that all conditions precedent to the closing had been met and the leaseback commenced on June 1, 2010. However, the Company decided to terminate the lease of the Hangzhou facility in June 2011 and notified the landlord on December 8, 2010, six months in advance, according to the termination clause in the Leaseback. The termination agreement was signed between the landlord and the Company in June 2011 and both parties agreed to terminate the lease on June 30, 2011. The Company paid early termination penalties of approximately $9.8 million in total to the landlord in 2010 and 2011.

        Management believes that the continuing efforts to stream-line its operations will enable its fixed cost base to be better aligned with operations, market demand and projected sales level. Management

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1—BASIS OF PRESENTATION AND LIQUIDITY (Continued)

believes both the Company's China and non-China operations will have sufficient liquidity to finance working capital and capital expenditure needs in excess of 12 months. Furthermore, the Company has concentrated its business in Asia, particularly China, India and Japan. Any unforeseen prolonged economic and /or political risks in these markets could impact the Company's customers in making their respective investment decisions and could have a material impact on the foregoing assessment. There can be no assurance that additional financing, if required, will be available on terms satisfactory to the Company or at all, and if funds are raised in the future through issuance of preferred stock or debt, these securities could have rights, privileges or preference senior to those of the Company's ordinary share and newly issued debt could contain debt covenants that impose restrictions on the Company's operations. Further, any sale of newly issued debt or equity securities could result in additional dilution to the Company's current shareholders.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates:

        The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant judgment and estimates are used for revenue recognition, allowance for doubtful accounts and sales returns, tax valuation allowances, inventory write-down, deferred costs, accrued product warranty costs, provisions for contract losses, recoverability of goodwill and intangible assets, other long-lived asset impairments, stock-based compensation expense, loss contingencies and restructuring expenses among others. Actual results could differ materially from those estimates.

Cash and Cash Equivalents:

        Cash and cash equivalents consist of highly liquid instruments with original maturities of three months or less. Approximately 33%, $98.8 million of cash and cash equivalents were held by the Company's subsidiaries in the U.S. as of December 31, 2011. The remainder was held by the other UTStarcom entities throughout the world. At December 31, 2011, approximately 44%, $131.8 million of the Company's cash and cash equivalents were held by its subsidiaries in China and China imposes currency exchange controls on transfers of funds outside of China. Cash and cash equivalents are invested in institutional money market funds, short-term bank deposits and similar short duration instruments with fixed maturities from overnight to three months.

Restricted Cash:

        At December 31, 2011, the Company had short-term restricted cash of $12.9 million, and had long-term restricted cash of $5.7 million included in other long-term assets. At December 31, 2010, the Company had short-term restricted cash of $16.0 million, and had long-term restricted cash of $8.4 million included in other long-term assets. These amounts primarily collateralize the Company's issuances of standby and commercial letters of credit.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments:

        The Company's investments consist principally of bank notes and equity investment in privately held companies. The investments in equity securities of privately held companies in which the Company holds less than 20% voting interest and on which the Company does not have the ability to exercise significant influence are accounted for under ASC 325, "Investments—Other" using the cost method. Under the cost method, these investments are carried at the lower of cost or fair market value. The investments in equity securities of privately held companies in which the Company holds at least 20% but less than 50% voting interest and on which the Company has the ability to exercise significant influence are accounted for under ASC 323, "Investments—Equity Method and Joint Ventures" using the equity method.

        The Company recognizes an impairment charge when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. In making this determination, the Company reviews several factors to determine whether the losses are other-than-temporary, including but not limited to: (i) the length of time the investment was in an unrealized loss position, (ii) the extent to which fair value was less than cost, (iii) the financial condition and near term prospects of the issuer, and (iv) the Company's intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value.

Revenue Recognition:

        The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectability is probable. The Company assesses collectability based on a number of factors, including payment history and the credit-worthiness of the customer. The Company does not request collateral from its customers. In international sales, the Company may require letters of credit from its customers that can be drawn on demand if the customer defaults on its payment. If the Company determines that collection of a payment is not reasonably assured, the Company defers revenue recognition until collection becomes reasonably assured, which is generally upon receipt of cash. If the payment due from the customer is not fixed or determinable due to extended payment terms, revenue is recognized as payments become due and payable by the customer, assuming all other criteria for revenue recognition are met. Any payments received prior to revenue recognition are recorded as customer advances. Normal payment terms differ for various reasons amongst different customer regions, depending upon common business practices for customers within a region. Billing to customers for shipping and handling are recorded as revenues and the associated costs are recorded as costs of revenues. Any expected losses on contracts are recognized when identified on an individual basis in accordance with the prevailing accounting guidance for the respective contract.

        In September 2009, the FASB amended the accounting standards for multiple element arrangements to:

  (i)
  provide updated guidance on how the deliverables in a multiple element arrangements should be separated, and how the consideration should be allocated;

  (ii)
  allow the use of management's best estimate of selling prices, or BESP, for individual elements of an arrangement when vendor-specific objective evidence, or VSOE, of selling price or third-party evidence, or TPE, of selling price is not available; and

  (iii)
  eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        In September 2009, the FASB also amended the accounting standards to remove non-software components and software components of tangible products that function together to deliver the product's essential functionality from the scope of pre-existing software revenue recognition guidance.

        The Company adopted these standards beginning in January 2011 on a prospective basis for applicable transactions originating or materially modified after December 31, 2010.

        The amended standards did not generally change the units of accounting for the Company's revenue transactions. Most of the Company's non-software products and services qualify as separate units of accounting because they have value to the customer on a standalone basis and the Company's revenue arrangements generally do not include a general right of return relative to delivered products after receipt of the final acceptance certificate.

        A majority of these non-software products are hardware systems such as telecommunications equipment and terminal equipment containing software components that function together to provide the essential functionality of the product and are considered non-software deliverables. Therefore, revenue transactions related to the sale of these telecommunications equipment, which until December 31, 2010, have been accounted for under pre-existing software revenue recognition guidance are now accounted for under the amended guidance for arrangements with multiple deliverables.

        When a sales arrangement contains multiple deliverable elements, or multiple element arrangements, and software and non-software components function together to deliver the tangible products' essential functionality, the Company allocates revenue to each element based on the relative selling price of each element. Under this approach, the selling price of a deliverable is determined by using a selling price hierarchy that requires the use of VSOE of fair value, if available, TPE of selling price if VSOE is not available or management's BESP if neither VSOE nor TPE is available.

        The Company establishes VSOE of selling price using the price charged for a deliverable when sold separately. When the Company is unable to establish selling price using VSOE, the Company uses management's BESP in the allocation of arrangement consideration. The Company typically is not able to determine TPE for its products or services. TPE of selling price is determined by evaluating similar competitor deliverables when sold separately to similarly situated customers. Generally, the Company's products differ from that of its peers, in that its product offerings are directed towards the integration of telecom, broadband and cable television networks and as such, usually entail a significant level of differentiation or customization for its customers such that the comparable pricing of products with similar functionality cannot be obtained. Furthermore, the Company is unable to reliably determine what similar competitor products' selling prices are on a stand-alone basis.

        The objective of BESP is to determine the price at which the Company would transact a sale if the product or service were sold on a stand-alone basis. Management applies judgment in establishing pricing strategies and determines its BESP for a product or service using historical selling price trends and by considering multiple factors including, but not limited to, cost of products, gross margin objectives, geographies, customer classes, customer segment pricing practices and distribution channels. The determination of BESP is performed through consultation with the Company's product management and marketing department and includes review and approval by Management. Management regularly reviews VSOE and BESP and maintain internal controls over the establishment and updates of these estimates.

        The Company may modify or develop new pricing practices and strategies in the future. As these pricing strategies evolve, the Company may modify its pricing practices in the future, which may result in changes in selling prices, including both VSOE and BESP. As a result, future revenue recognition

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

may result in a different allocation of revenue to the deliverables in multiple element arrangements from the results of the current period, which may change the pattern and timing of revenue recognition for these elements but will not change the total revenue recognized for the arrangement.

        Multiple element arrangements primarily involve the sale of hardware systems, installation and training. In addition, while not separately sold, the arrangement may include extended warranties that cover product repairs, maintenance services, and software updates for the software components that are essential to the functionality of the hardware systems or equipment. Revenue consideration allocated to each element under the relative selling price method is recognized as each element is earned, namely upon installation and acceptance of equipment or delivery of terminals, the delivered element(s) has stand-alone value, there is no right of return on delivered element(s), and the Company is in control of the undelivered element(s). For arrangements that include service elements, including technical support and installation and also training, revenue is deferred until such services are deemed complete. Revenue from extended warranties is recognized ratably over the contract period of the extended warranty services.

        Final acceptance is required for revenue recognition when installation services are not considered perfunctory. Final acceptance indicates that the customer has fully accepted delivery and installation, if any, of equipment and the Company is entitled to full payment. The Company does not recognize revenue before final acceptance is granted by the customer if acceptance is considered substantive to the transaction. The sales contracts the Company enters into typically include customer acceptance provisions and require the customer to issue a final acceptance certificate to evidence the customer's acceptance of the products and services. In those circumstances, the Company is unable to enforce payment terms until after the receipt of the final acceptance certificate because the payment conditions are dependent on the issuance of the final acceptance certificate. The Company's products are generally deployed within the core network of its telecommunications and cable operations customers. The acceptance terms for the products and services include initial test, on-site testing and trial period. Based on the Company's past experience, the customer's acceptance process for larger and complex projects may take longer than twelve months. As a result, the customer run prolonged and rigorous tests to ensure the Company's products work seamlessly with the customer's existing network. Each customer runs its unique tests, as the equipment performance can vary based on how the equipment works in combination with the customer's other equipment, software and other conditions. Given that there is uncertainty about customer acceptance until the customer completes its internal testing and procedures, the Company waits until the issuance of the final acceptance certificate to support its assertion that the delivery of products and services has occurred. For significant customer contracts involving larger and complex projects where there is on-site testing at multiple locations and the taking over of product warranty and product title occurs after the acceptance of the products and services, acceptance is substantive to the transaction.

        If the transactions entered into or materially modified on or after December 31, 2010 were subject to the previous accounting guidance, the change in total revenue, income from continuing operations, net income and related per share amounts, and deferred revenue for the period ended December 31, 2011 would not be material.

        Certain arrangements with multiple deliverables may continue to have stand-alone software deliverables that are subject to the existing software revenue recognition guidance along with non-software deliverables that are subject to the amended revenue accounting guidance. The revenue for these multiple element arrangements is allocated to the stand-alone software deliverables as a

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

group and the non-software deliverables based on the relative selling prices of all of the deliverables in the arrangement using the fair value hierarchy in the amended revenue accounting guidance. For stand-alone software sales after December 31, 2010 and for all transactions entered into prior to the first quarter of 2011, the Company recognizes revenue based on the software revenue recognition guidance. Under the software revenue recognition guidance, the Company uses the residual method to recognize revenue when an arrangement includes one or more elements to be delivered at a future date and VSOE of the fair value of all the undelivered elements exists. VSOE of fair value of each element is based on the price charged when the element is sold separately. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the contract price is recognized as revenue when all other revenue recognition criteria are met. If VSOE of fair value of one or more undelivered elements does not exist, all revenue for delivered and undelivered elements is deferred until delivery of all elements occurs or when VSOE of fair value of the undelivered elements can be established. In some cases the Company has agreed to give software upgrade rights on a "when and if made available" basis for no additional consideration and for an unspecified period which could extend over the term of the contract. This additional contract obligation is an element of "post-contract support", or PCS. The Company has not established VSOE for such contract element. Accordingly, the revenues from such contracts are recognized ratably over the expected period of PCS, which is generally the term of the contract. In some cases where there is no stated contractual term, revenue is recognized ratably over the estimated period of PCS. The Company reviews assumptions regarding the estimated PCS periods on a regular basis. If the Company determines that it is necessary to revise the Company's estimates of the PCS periods, the amount of revenue recognized over the life of the contract would not be affected. However, to the extent the new assumptions regarding the PCS periods were different from the original assumptions, the contract revenues would be recognized over the remaining expected PCS period. In connection with the restructuring of the telecommunication industry in China and the launch of 3G services in China, MIIT announced that PAS services in China would be phased out by January 1, 2012. In the second and third quarter of 2009, the Company streamlined its sales, service and R&D operations for PAS handsets and infrastructure equipment. The Company did not perform any new R&D of PAS products and it maintained a small support team to assist its customers with warranty matters. In the later part of the third quarter of 2009 and the early part of the fourth quarter of 2009, the Company contacted its PAS infrastructure customers and held discussions with them on the future of PAS products. In October 2009, the Company notified its PAS infrastructure customers in China that it would no longer provide upgrades or support of PAS products beyond December 31, 2011. Consequently, the Company determined the remaining expected period of support as 2 years from the fourth quarter of 2009 and hence deferred revenue associated with PAS infrastructure is being recognized ratably beginning in the fourth quarter of 2009 through the fourth quarter of 2011. In 2011, deferred revenue of $95.3 million was released to revenue associated with PAS infrastructure sales, realizing profit of approximated $33.1 million on a full year basis. As of December 31, 2011, the Company completed the amortization of deferred revenue associated with PAS infrastructure sales. The Company still had a remaining balance of deferred revenue associated with unfulfilled contractual obligations for its historical PAS infrastructure contracts as of December 31, 2011. Such amounts were deferred at its VSOE of fair value according to the terms of the contracts. Upon the phasing out of the PAS services as required by the MIIT announcement, the Company has been taking appropriate actions, such as communicating with its customers regarding the termination of such services, to legally release those obligations. As of December 31, 2011, the remaining deferred revenue balance of deferred revenue associated with PAS was approximately $13.2 million. Additionally, the Company had $2.2 million of deferred revenue recorded based on oral commitment made to its

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

customers when entering into those PAS infrastructure contracts. The Company maintained such deferred revenue balances because it intended to fulfill these oral commitments for the purpose of client relationship maintenance, if requested by its customers. The Company concluded that it was not obligated and did not intend to fulfill such oral commitments even if requested to do so by its customers upon the phasing out of its PAS services. Therefore, the Company released such deferred revenue to revenue with no costs in fiscal year 2011.

        Revenue from fixed priced contracts that include a requirement for significant software modification or customization is recognized using the completed contract method of accounting whereby no revenue is recognized prior to the completion of the project, because for contracts involving unique requirements the Company is unable to make reasonably dependable estimates of progress towards meeting contractual requirements. In the event estimated total project costs exceed estimated total project revenues, the entire estimated loss is charged to operations in the period in which the loss becomes probable and can be reasonably estimated. The complexity of the estimation process and judgments about internal and external factors including labor utilization, changes to specifications and testing requirements, time required for performance and resulting incurrence of contract penalties, and the performance of subcontractors affect the estimation process.

        The Company recognizes revenue for system integration, installation and training upon completion of performance and if all other revenue recognition criteria are met. Other service revenue, principally related to maintenance and support contracts, is recognized ratably over the maintenance term.

        The Company also sells products through resellers. Revenue is generally recognized when the standard price protection period, which ranges from 30 to 90 days, has lapsed. If collectability cannot be reasonably assured in a reseller arrangement, revenue is recognized upon sell-through to the end customer and receipt of cash. There may be additional obligations in reseller arrangements such as inventory rotation, or stock exchange rights on the product. In most cases, the Company has developed reasonable estimates for stock exchanges based on historical experience with similar types of sales of similar products.

        The Company has sales agreements with certain wireless customers that provide for a rebate of the selling price to such customers if the particular product is subsequently sold at a lower price to such customers or to a different customer. The rebate period extends for a relatively short period of time. Historically, the amounts of such rebates paid to customers have not been material. The Company estimates the amount of the rebate based upon the terms of each individual arrangement, historical experience and future expectations of price reductions and then records its estimate of the rebate amount at the time of the sale. The Company also enters into sales incentive programs, such as co-marketing arrangements, with certain wireless and handset customers. The Company records the incurred incentive as a reduction of revenue when the sales revenue is recognized. In the fourth quarter of 2009, the Company substantially completed the wind-down of its handset business therefore such arrangements were not significant in both 2010 and 2011.

        The assessment of collectability is also a factor in determining whether revenue should be recognized. The Company assesses collectability based on a number of factors, including payment history and the credit-worthiness of the customer. The Company does not request collateral from its customers. In international sales, the Company may require letters of credit from its customers that can be drawn on demand if the customer defaults on its payment. If the Company determines that collection of a payment is not reasonably assured, the Company defers revenue recognition until collection becomes reasonably assured, which is generally upon receipt of cash.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Occasionally, the Company enters into revenue sharing arrangements. Under these arrangements, the Company collects payment only after its customer, the telecommunications service provider, collects service revenues. When the Company enters into a revenue sharing arrangement, the Company does not recognize revenue until collection is reasonably assured.

        Because of the nature of doing business in China and other emerging markets, the Company's billings and/or customer payments may not correlate with the contractual payment terms and the Company generally does not enforce contractual payment terms prior to final acceptance. Accordingly, accounts receivable are not recorded until the Company recognizes the related customer revenue. Advances from customers are recognized when the Company has collected cash from the customer, prior to recognizing revenue. Deferred revenue is recorded if there are undelivered elements after final acceptance has been obtained. The Company had current deferred revenue of $65.0 million and $183.0 million, and long-term deferred revenue of $83.2 million and $122.2 million at December 31, 2011 and 2010, respectively. Costs related to deferred revenue are also deferred until revenue is recognized. See "Deferred Costs" below.

Product Warranty:

        The Company provides a warranty on its equipment and terminal sales for a period generally ranging from one to two years from the time of final acceptance. At times, the Company has entered into arrangements to provide limited warranty services for periods longer than two years. The Company provides for the expected cost of product warranties at the time that revenue is recognized based on an assessment of past warranty experience and when specific circumstances dictate. The Company assesses the adequacy of its recorded warranty liability every quarter and makes adjustments to the liabilities if necessary. Specific warranty accruals are reversed upon the expiration of the warranty period and are recorded as reduction of cost of sales. From time to time, the Company may be subject to additional costs related to non-standard warranty claims from its customers. If and when this occurs, the Company estimates additional accruals based on historical experience, communication with its customers and various assumptions that the Company believes to be reasonable under the circumstances. Such additional warranty accruals are recorded in the period in which the additional costs are identified.

Receivables:

        Although the Company evaluates customer credit worthiness prior to a sale, the Company provides an allowance for doubtful accounts for the estimated loss on trade and notes receivable when collection may no longer be reasonably assured. The Company assesses collectability of receivables based on a number of factors including analysis of creditworthiness, the Company's historical collection history and current economic conditions, its ability to collect payment and on the length of time an individual receivable balance is outstanding. The Company's policy for determining the allowance for doubtful accounts includes both specific allowances for balances known to be uncollectible and a formula-based portfolio approach, based on aging of the accounts receivable, as a precursor to a management review of the overall allowance for doubtful accounts. This formula-based approach involves aging of the Company's accounts receivable and applying a percentage based on the Company's historical experience; this approach results in the allowance being computed based on the aging of the receivables. The Company evaluates the percentages applied to each category of aged accounts receivable periodically based on actual history of write-offs and collections and refines this formula-based approach accordingly for use in future periods. Receivable balances are written off when the Company has sufficient evidence to prove that they are uncollectible.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventories:

        Inventories consist of product held at the Company's manufacturing facility and warehouses, as well as finished goods at customer sites for which the customer has taken possession, but based on specific contractual terms, title has not yet passed to the customer. The Company may ship inventory to existing customers that require additional equipment to expand their existing networks prior to the signing of an expansion contract. Inventories are stated at the lower of cost or market value, based on the FIFO method of accounting. Write-downs are based on the assumptions about future market conditions and customer demand, including projected changes in average selling prices resulting from competitive pricing pressures. The Company continually monitors inventory valuation for potential losses and obsolete inventory at its manufacturing facilities as well as at customer sites. If actual market conditions are less favorable than those projected by management, additional write-downs may be required. If actual market conditions are more favorable than anticipated, inventory previously written down may be sold to customers, resulting in lower cost of sales and higher income from operations than expected in that period.

Deferred costs:

        Deferred costs consist of product shipped to the customer for which the rights and obligations of ownership have passed to the customer but revenue has not yet been recognized due to prolonged acceptance periods for tests and the existence of undelivered elements, such as post-contract support including software update rights for which the Company does not have a vendor specific objective evidence of fair value. All deferred costs are stated at cost. Management periodically assesses the recoverability of deferred costs and provides reserves against deferred cost balances when recovery of deferred costs is not probable. Recoverability is evaluated based on various factors including the length of time the product has been held at the customer site, the viability of payment, including assessment of product demand if a revenue sharing arrangement exists and/or the evaluation if a related transaction will result in a gross margin loss. In a loss situation for a transaction, the deferred cost balance is adjusted for impairment equal to the value of the excess of cost over the amount of revenue that will be eventually recognized for the transaction. Revenue and cost of sales are recorded when final acceptance is received from the customer. With greater concentration of product at customer sites under contract with specific or individual customers, the financial conditions of such specific or individual customers may result in increased concentration risk exposure for the Company's inventory. For any post contract support services where the revenue is deferred, the entire related deferred direct costs are classified as a noncurrent asset, consistent with the definition of a current asset.

Research and Development and Capitalized Software Development Costs:

        R&D costs are charged to expense as incurred. The Company capitalizes software development costs incurred in the development of software that will ultimately be sold, between the time technological feasibility has been attained and the related product is ready for general release. Management judgment is required in assessing technological feasibility, expected future revenues, estimated product lives and changes in product technologies, and the ultimate recoverability of the Company's capitalized software development costs.

        During 2011, the Company did not capitalize any software development costs. During 2010 and 2009, the Company capitalized immaterial software development costs. Amortization of capitalized software development costs was $0.1 million and $0.2 million in 2010 and 2009, respectively. Direct

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

costs of software developed for internal use are expensed during the preliminary project stage and capitalized during the application development stage.

Property, Plant and Equipment:

        Property, plant and equipment are recorded at cost and are stated net of accumulated depreciation. Depreciation is provided for on a straight-line basis over the estimated useful lives of the related assets. Leasehold improvements are amortized on a straight-line basis over the term of the lease. When assets are disposed of, the cost and related accumulated depreciation are removed from the accounts and the resulting gains or losses are included in results of operations. The Company capitalizes interest incurred related to construction of property, plant or equipment until it is ready for use. No capitalized interest was recorded during the years ended December 31, 2011, 2010, and 2009.

        The Company generally depreciates its assets over the following periods:

Years
Furniture, test or manufacturing equipment	5
Computers and software	2 - 3
Buildings	20
Automobiles	5
Leasehold improvements	Lesser of the term of the lease or the estimated useful lives of the assets

        Depreciation expense was $1.8 million, $5.6 million, and $12.8 million for the years ended December 31, 2011, 2010, and 2009, respectively.

Goodwill and Intangible Assets:

        Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. Goodwill is not amortized and is tested annually for impairment during the fourth quarter of the fiscal year and between annual tests if an event occurs or circumstances change in accordance with ASC 350 that would more likely than not reduce the fair value below its carrying amount. Impairment testing of goodwill is performed at a reporting unit level. Fair value of reporting units is generally determined using a discounted cash flow analysis. This approach uses significant estimates and assumptions including projected future cash flows, the timing of such cash flows, discount rates reflecting the risk inherent in future cash flows, perpetual growth rates, determination of appropriate comparable entities and the determination of whether a premium or discount should be applied to comparables. In addition to the estimates of future cash flows, two of the most significant estimates involved in the determination of fair value of the reporting units are the discount rates and perpetual growth rate applied to terminal values used in the discounted cash flow analysis. The discount rates used in the cash flow models for the goodwill impairment testing considers market and industry data as well as specific risk factors for each reporting unit. The perpetual growth rates for the individual reporting units, for purposes of the terminal value determination, are generally set after an initial three-year forecasted period, although certain reporting units utilized longer forecasted periods, and are based on historical experience, market and industry data. The Company conducts its annual impairment test as of November 1 of each year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Intangible assets resulting from the acquisitions of entities accounted for using the acquisition method of accounting are estimated by management based on the fair value of assets received. Intangible assets with finite useful lives mainly consist of technologies and non-compete agreement and are amortized on a straight-line basis, generally, over four years. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If undiscounted expected future cash flows are less than the carrying value of the assets, an impairment loss is recognized based on the excess of the carrying amount over the fair value of the assets.

        For the years ended December 31, 2011 and 2010, the amortization, asset sales, and impairment charges were approximately $0.8 million and $0.2 million, respectively. The Company's consolidated balance sheets had $13.8 million of goodwill and $3.6 million of intangible assets as of December 31, 2011, and $13.8 million of goodwill and $5.0 million of intangible assets as of December 31, 2010. See "Note 8—Goodwill and Purchased Intangible Assets."

Impairment of Long-Lived Assets:

        Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If undiscounted expected future cash flows are less than the carrying value of the assets, an impairment loss is recognized based on the excess of the carrying amount over the fair value of the assets. Long-lived assets that are to be disposed of by sale are measured at the lower of book value or fair value less cost to sell. See "Note 7—Long-Lived Assets."

Advertising Costs:

        The Company expenses all advertising costs as incurred. Payment to customers for marketing development costs are accounted for as a reduction of the revenue associated with customers as incurred. For the years ended December 31, 2011, 2010, and 2009, advertising costs totaled $0.5 million, $0.7 million, and $0.8 million, respectively.

Restructuring Liabilities, Litigation and Other Contingencies:

        The Company accounts for its restructuring plans using the guidance provided in ASC 420 "Exit or Disposal Cost Obligations" and ASC 712 "Compensation—Nonretirement Postemployment Benefits". The Company accounts for litigation and contingencies in accordance with ASC 450, "Contingencies", which requires that the Company record an estimated loss from a loss contingency when information available prior to issuance of the Company's financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of loss can be reasonably estimated.

Third Party Commissions:

        The Company records accruals for commissions payable to third parties in the normal course of business. Such commissions are recorded based on the terms of the contracts between the Company and the third parties and paid pursuant to such contracts. Consistent with the Company's accounting policies, these commissions are recorded as cost of net sales in the period in which the liability is incurred. Management has performed, and continues to perform, follow-up procedures with respect to these accrued commissions. Upon completion of such follow-up procedures, if the accrued commissions

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

have not been claimed and the statute of limitations, if any, has expired, the Company reverses such accruals. Such reversals are recorded in the Statement of Operations during the period management determines that the accruals are no longer necessary. The Company concluded that for certain of these accrued commissions the statute of limitations had expired in August and November 2010, two years after formal communication was sent to these agents. During the year ended December 31, 2011, the Company did not release any accruals to cost of net sales as a result of expiration of statute of limitations. During the year ended December 31, 2010, approximately $6.0 million was released to cost of net sales as a result of expiration of statute of limitations. As of December 31, 2011, the Company still had accruals of approximately $0.5 million to be released in the first quarter of 2012.

Stock-Based Compensation:

        Stock-based compensation expense for all share-based payment awards granted is determined based on the grant-date fair value. Stock-based compensation expense for restricted stock awards is measured based on the closing fair market value of the Company's ordinary shares on the date of grant. Stock-based compensation expense for stock options is estimated at the grant date based on each option's fair value as calculated by Black-Scholes model. Stock-based compensation is expensed ratably on a straight-line basis over the requisite service period, which is generally the vesting term of the share-based payment awards. The performance-based restricted stock units are subject to the attainment of goals determined by the Compensation Committee of the Company's Board of Directors. The Company records the relevant stock-based compensation for the performance-based restricted stock units based on the probability of meeting the performance conditions.

Accumulated Other Comprehensive Income:

        Comprehensive income includes all changes in equity (net assets) during a period from non-owner sources. Other comprehensive income or loss for 2011, 2010, and 2009 is shown in the consolidated statement of stockholders' equity. As of December 31 of each of the two years indicated below, the components of accumulated other comprehensive income reported in the consolidated balance sheets were as follows:

	December 31
	2011	2010
	(in thousands)
Foreign currency translation, net of tax	$82,893	$69,423

Accumulated other comprehensive income	$82,893	$69,423

        Accumulated other comprehensive income includes no material amounts related to noncontrolling interests.

Income Taxes:

        The Company is subject to income taxes in both the United States and numerous foreign jurisdictions. Significant judgment is required in evaluating the Company's tax positions and determining its provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes the tax benefit (expense) from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

the position. The Company recognizes interest expense and penalties related to income tax matters as part of the provision for income taxes.

        The Company recognizes deferred income taxes as the difference between the tax bases of assets and liabilities and their financial statement amounts based on enacted tax rates. Management judgment is required in the assessment of the recoverability of the Company's deferred tax assets based on its assessment of projected taxable income. Numerous factors could affect the Company's results of operations in the future. If there was a significant decline in the Company's future operating results, its assessment of the recoverability of its deferred tax assets would need to be revised, and any such adjustment to its deferred tax assets would be charged to income in that period. If necessary, the Company records a valuation allowance to reduce deferred tax assets to an amount management believes is more likely than not to be realized. Changes in estimates of taxable income in the future could result in reversal of the valuation allowances which would be credited to income in the year of reversal.

        The Company provides U.S. taxes on foreign undistributed earnings that are not considered to be permanently reinvested outside the United States.

Financial Instruments and Derivatives:

        Financial instruments consist of cash and cash equivalents, short and long-term investments, notes receivable, accounts receivable and payable and accrued liabilities. The carrying amounts of cash and cash equivalents, bank notes, accounts receivable and payable, notes receivable, and accrued liabilities approximate their fair values because of the short-term nature of those instruments. The fair value of long term investments in equity securities is determined based on quoted market prices or available information about investees.

        The Company may use derivative financial instruments to manage its exposures to foreign currency exchange rate changes. The objectives for holding derivatives include reducing, eliminating, and efficiently managing the economic impact of these exposures as effectively as possible. Derivative instruments are recognized as either assets or liabilities on the consolidated balance sheets. The Company measures those instruments at fair value and recognizes changes in the fair value of derivatives in earnings in the period of change unless the derivative qualifies as an effective hedge that offsets certain exposures. Such contracts are designated at inception to the related foreign currency exposures being hedged. The Company has not hedged any such transactions in 2011, 2010, and 2009.

Foreign Currency Translation:

        The Company's operations are conducted through international subsidiaries where the local currency is the functional currency and the financial statements of those subsidiaries are translated from their respective functional currencies into U.S. Dollars. All foreign currency assets and liabilities are translated at the period-end exchange rate and all revenues and expenses are translated at the average exchange rate for the period. The effects of translating the financial statements of foreign subsidiaries into U.S. Dollars are reported as a cumulative translation adjustment, a separate component of comprehensive income in stockholders' equity. The foreign currency translation gain/loss for transactions denominated in other than the functional currency is included in other income, net on the Company's consolidated statements of operations. In connection with this remeasurement process the Company recorded a loss of $8.9 million in 2011, a gain of $8.0 million in 2010, and a gain of $6.3 million in 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings per Share:

        Basic earnings per share, or EPS, is computed by dividing net income (loss) available to holders of ordinary shares or common stockholders, by the weighted average number of the Company's ordinary shares outstanding, as applicable, during the period, which excludes unvested restricted stock. Diluted EPS presents the amount of net income (loss) available to each ordinary share, outstanding during the period plus each ordinary share, that would have been outstanding assuming the Company had issued ordinary shares, for all dilutive potential ordinary shares outstanding during the period. The Company's potentially dilutive ordinary shares include outstanding stock options, unvested restricted stock and restricted stock units. For the year ended December 31, 2011, 2,158,810 ordinary shares were dilutive. For the years ended December 31, 2010 and 2009, no potential ordinary shares were dilutive because of the net loss incurred in each of these years, therefore basic and dilutive EPS are the same. The following table summarizes the total potential ordinary shares that were excluded from the diluted per share calculation, because to include them would have been anti-dilutive for the period.

	Years Ended December 31,
	2011	2010	2009
	(in thousands)
Weighted average stock options and awards outstanding	4,310	7,903	12,412
Other	—	—	109

	4,310	7,903	12,521

        The following table shows the calculation of dilutive shares:

	Years Ended December 31,
	2011	2010	2009
	(in thousands)
Shares used in computation of basic earnings per share	154,473	137,057	127,346
Total dilutive effect of outstanding stock awards(1)	449	—	—

Shares used in computation of diluted earnings per share	154,922	137,057	127,346

(1)
Calculated using the treasury stock method, which assumes proceeds are used to reduce the dilutive effect of outstanding stock awards. Assumed proceeds include the unrecognized deferred compensation of share awards, and assumed tax proceeds from excess stock-based compensation deductions.

Variable Interest Entities:

        The Company includes the assets, liabilities, and results of operations of a VIE in the consolidated financial statements if it has (1) the power to direct the activities of the VIE that most significantly impact the entity's economic performance, and (2) the obligation to absorb losses from or the right to receive benefits of the VIE that could potentially be significant to the VIE.

        The Company evaluates the primary beneficiary status for its investments periodically or when "triggering" events occur.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements:

        In September 2009, the FASB issued new standards for revenue recognition with multiple deliverables. These new standards impact the determination of when the individual deliverables included in a multiple-element arrangement may be treated as separate units of accounting. Additionally, these new standards modify the manner in which the transaction consideration is allocated across the separately identified deliverables by no longer permitting the residual method of allocating arrangement consideration. These new standards are effective for the Company beginning in the first quarter of fiscal year 2011, however early adoption is permitted. The Company adopted these standards in January 2011. The adoption of these standards did not significantly impact the Company's consolidated financial statements.

        In September 2009, the FASB issued new standards for the accounting for certain revenue arrangements that include software elements. These new standards amend the scope of pre-existing software revenue guidance by removing from the guidance non-software components of tangible products and certain software components of tangible products. These new standards are effective for the Company beginning in the first quarter of fiscal year 2011, however early adoption is permitted. The Company adopted these standards in January 2011. The adoption of these standards did not significantly impact the Company's consolidated financial statements.

        In January 2010, the FASB issued amended standards that require additional fair value disclosures. These disclosure requirements are effective in two phases. In the first quarter of 2010, the Company adopted the requirements for disclosures about inputs and valuation techniques used to measure fair value as well as disclosures about significant transfers between hierarchy levels. Beginning in the first quarter of 2011, these amended standards required presentation of disaggregated activity within the reconciliation for fair value measurements using significant unobservable inputs (Level 3). The Company adopted these standards in January 2011. The adoption of these amended standards did not significantly impact the Company's consolidated financial statements.

        In December 2010, the FASB issued amended standards requiring an enterprise to perform a Step 2 of the goodwill impairment test for the reporting units that have carrying amounts that are zero or negative and is more likely than not that the goodwill of those reporting units is impaired. The amendments were effective for fiscal years, and interim periods within those years beginning after December 15, 2010. Early adoption is not permitted. The Company adopted these standards in fiscal year 2011.The adoption of these amended standards did not significantly impact the Company's consolidated financial statements.

        In December 2010, the FASB issued amended standards that require supplementary pro forma disclosures for business combinations. The amendments were effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. The Company adopted these standards in the first quarter of fiscal year 2011. The adoption of these amended standards did not have a significant impact on the Company's consolidated financial statements because the Company did not enter into any business combinations on or after December 15, 2010.

        In May 2011, the FASB issued amended standards to achieve a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between U.S. GAAP and International Financial Reporting Standards. For assets and liabilities categorized as Level 3 and recognized at fair value, these amended standards require disclosure of quantitative information about

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

unobservable inputs, a description of the valuation processes used by the entity, and a qualitative discussion about the sensitivity of the measurements. In addition, these amended standards require that the Company discloses the level in the fair value hierarchy for financial instruments disclosed at fair value but not recorded at fair value. These new standards will be effective for the Company beginning in the first quarter of 2012; early adoption of these standards is prohibited. The Company does not expect the adoption of these new standards to significantly impact the Company's consolidated financial statements.

        In June 2011, the FASB issued amended standards to increase the prominence of items reported in other comprehensive income. These amendments eliminate the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity and require that all changes in stockholders' equity—except investments by, and distributions to, owners—be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In addition, these amendments require that the Company presents on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. These new standards will be effective for the Company beginning in the first quarter of 2012 and are to be applied retrospectively. These amended standards will impact the presentation of other comprehensive income but will not have an impact on the Company's financial position or results of operations. The Company does not expect the adoption of this guidance in 2012 to impact the consolidated financial statements as the Company currently presents a continuous statement of income and comprehensive income. Further, the requirement for presentation of reclassifications from other comprehensive income to net income on a line item basis contained in the new accounting standards update is presently subject to deferral by the FASB pending further evaluation.

        In September 2011, the FASB issued amended standards to simplify how entities test goodwill for impairment. These amended standards permit an assessment of qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit in which goodwill resides is less than its carrying value. For reporting units in which this assessment concludes it is more likely than not that the fair value is more than its carrying value, these amended standards eliminate the requirement to perform further goodwill impairment testing as outlined in the previously issued standards. These amended standards will be effective beginning in the first quarter of 2012, early adoption is permitted. The Company has not early adopted the new guidance and expects the adoption to have no material impact on our consolidated financial statements.

NOTE 3—DIVESTITURES

        During the third quarter of 2009, the Company completed a sale of its Korea operations. During the year ended 2010, the Company completed its divestitures of China Packet Data Services Node Assets, EMEA operations, IP Messaging and US PDSN Assets, and Remote Access Server Product Line.

China PDSN Assets

        In the third quarter of 2010, the Company completed a sale of its China PDSN assets. The divested assets were part of the Multimedia Communications segment. After the close of the transactions, the Company remained the primary obligor for certain sales contracts that were in place

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3—DIVESTITURES (Continued)

prior to the close of the transaction. The Company allocated proceeds to each component of the sales agreement based on relative fair values and recorded a gain of $1.6 million upon closing of the transaction in September 2010. The Company determined that the sale of this product line did not meet the criteria for presentation as a discontinued operation because of the Company's continuing involvement. In the third quarter of 2011, the Company entered into a three-party assignment agreement to transfer and release substantially all of the remaining obligations in connection with the sale of China PDSN assets. The Company recognized a gain on divestiture of approximately $4.3 million in year 2011. The Company reassessed and concluded that the three-party assignment agreement was executed beyond the one year reassessment period after its completion of disposal, and there was no triggering event requiring an extension of the reassessment period beyond one year. Therefore, presentation of discontinued operation is not required. At December 31, 2011, the Company had deferred gain of $0.7 million associated with China PDSN assets, which includes $0.5 million that will be released in the first half of 2012 based on the existing assignment schedule. The Company will continue to update the progress of assignment of obligations associated with the remaining China PDSN deferred gain.

EMEA Operations

        In September 2010, the Company entered into an agreement to transfer its EMEA, or Europe, Middle East and Africa, operations for no consideration. In 2010, the Company recognized expenses and an accrual of approximately $0.9 million as a divestiture loss for its obligations primarily arising out of local statutory requirements such as severance fund for transferred employees and other miscellaneous operational costs. The Company had paid approximately $0.7 million to the buyer in 2010 and $0.2 million remains in the accrual balance. As of December 31, 2011, the transaction was not completed since the Company was not able to transfer all of its obligations under sales contracts existing at the date of the disposal to the buyer. Due to the departure of its certain key sales and engineering personnel, the buyer was unable to effectively service our former customers. Therefore, the buyer was continually arguing with the Company, demanding work and other benefits without charge, and finally accused the Company of not supporting their efforts.

        On May 20, 2011, the Company received a Summary Summons from the High Court of Ireland filed by the buyer, which alleged that the Company owes the buyer certain amounts under the original transfer agreement. The Company will vigorously defend itself in this action. Meanwhile, as of the filing date of this report, the settlement of the dispute is still under negotiation. As a result, the Company determined that the sale of its EMEA operations did not meet the criteria for presentation as a discontinued operation because EMEA did not meet the definition of a component of an entity and the Company has continued involvement with its EMEA operations.

IP Messaging and US PDSN Assets

        In June 2010, the Company completed a sale of its IP Messaging and US PDSN Assets as part of its strategy to focus on core IP-based product offerings. The divested assets were located in North America, Caribbean, and Latin America regions and were part of the Multimedia Communications segment. Consideration for the approximately $1.7 million of net liabilities transferred included approximately $0.4 million cash proceeds plus potential additional contingent consideration of up to $1.6 million based on future cash collection of transferred receivables. A gain of $2.1 million, net of taxes, was recognized in June 2010 as a reduction to operating expenses. In the third and fourth quarter of 2010, the Company received $0.9 million of contingent consideration and recognized an

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3—DIVESTITURES (Continued)

additional gain on divestiture. In the first and fourth quarters of 2011, the Company received $0.2 million of contingent consideration which it recognized as additional gain on divestiture. The Company determined that the sale of these product lines did not meet the criteria for presentation as a discontinued operation as these product lines did not meet the definition of a component of an entity.

Sale of Remote Access Server product line

        In January 2010, the Company completed a sale of certain assets and liabilities related to its Remote Access Server, or RAS, product line and received total consideration of approximately $1.5 million. The primary RAS product was the Total Control 1000 Transaction Gateway, which offers the market a proven processing platform for carrier-class transaction network service providers and enterprises for dial-up connectivity. In the first quarter of 2010, the Company transferred net liabilities of approximately $0.3 million in connection with this transaction and recorded a net gain of $1.8 million as a reduction of operating expenses. The Company did not have any activity associated with this divestiture in 2011. The Company determined that the divestiture of the RAS product line did not meet the criteria for presentation as a discontinued operation as the RAS product line did not meet the definition of component of an entity.

Korea operations

        On July 31, 2009, the Company completed a sale of its Korea operations to an entity founded by a former employee and received total consideration of approximately $2.0 million. In connection with this transaction, the Company recorded a net loss of $1.3 million during 2009. Included in this amount was $2.2 million of foreign currency losses previously carried in accumulated other comprehensive income that were realized upon completion of sale and liquidation of the subsidiary. The Company determined that the divestiture of Korea operations did not meet the criteria for presentation as a discontinued operation as the Korea operations did not meet the definition of component of an entity.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4—COMPREHENSIVE INCOME / LOSS

        Total comprehensive income (loss) for the years ended December 31, 2011, 2010 and 2009 consisted of the following:

	Years ended December 31,
	2011	2010	2009
	(in thousands)
Net income (loss)	$11,777	$(65,290)	$(225,704)
Other Comprehensive income (loss)
Realization of previously unrealized losses, net of tax	—	—	3,313
Realization of previously unrealized foreign currency translation, net of tax	—	—	2,164
Foreign currency translation	13,470	(1,425)	(3,723)

Total Comprehensive income (loss)	25,247	(66,715)	(223,950)
Comprehensive loss attributable to noncontrolling interests(1)	(1,610)	(161)	(16)

Comprehensive income (loss) attributable to UTStarcom Holdings Corp.	$26,857	$(66,554)	$(223,934)

(1)
Comprehensive loss attributable to noncontrolling interests consisted solely of net loss.

        The changes in noncontrolling interests during the years ended December 31, 2011, 2010 and 2009 were as follows:

	Years ended December 31,
	2011	2010	2009
	(in thousands)
Balance at beginning of year	$8,011	$792	$808
Comprehensive loss attributable to noncontrolling interests	(1,610)	(161)	(16)
Noncontrolling interests arising from an acquisition	—	7,380	—

Balance at end of year	$6,401	$8,011	$792

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 5—BALANCE SHEET DETAILS

        The following tables provide details of selected balance sheet items:

	December 31, 2011	December 31, 2010
	(in thousands)
Inventories:
Raw materials	$9,334	$6,718
Work in process	1,721	6,836
Finished goods(1)	23,207	34,850

Total	$34,262	$48,404

(1)
Includes finished goods at customer sites of approximately $13.2 million and $23.5 million at December 31, 2011 and 2010, respectively, for which the customer has taken possession, but based on specific contractual terms, title has not yet passed to the customer.

        Inventories of approximately $0.4 million and $0.6 million held by the Company's manufacturing outsource partner are recorded in "prepaids and other current assets" in the consolidated balance sheet at December 31, 2011 and December 31, 2010, respectively. The Company recorded a $14.6 million inventory write-down in 2010 for MSAN and MSTP for two international customer contracts due to the reduction in product demands.

	December 31, 2011	December 31, 2010
	(in thousands)
Property, plant and equipment, net:
Buildings	$253	$264
Leasehold improvements	20,475	11,752
Automobiles	3,965	4,337
Software	29,542	30,471
Equipment and Furniture	110,048	119,057
Others	342	585

Total	164,625	166,466

Less: accumulated depreciation and impairment	(152,426)	(161,647)

Total (see Note 7)	$12,199	$4,819

	December 31, 2011	December 31, 2010
	(in thousands)
Other current liabilities:
Accrued contract costs	$9,876	$14,438
Accrued payroll and compensation	13,407	20,198
Warranty costs	4,660	7,734
Accrued professional fees	4,531	2,731
Accrued other taxes	5,035	17,157
Restructuring costs	1,692	11,417
Other	11,117	13,812

Total	$50,318	$87,487

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6—CASH, CASH EQUIVALENTS AND INVESTMENTS

        Cash and cash equivalents, consisting primarily of bank deposits and money market funds, are recorded at cost which approximates fair value because of the short-term nature of these instruments. There were no available-for-sale securities included in cash and cash equivalents at December 31, 2011 or December 31, 2010.

        Short-term investments consist of bank notes of $2.4 million and $0.5 million at December 31, 2011 and December 31, 2010, respectively. The Company accepts bank notes receivable with maturity dates of between three and six months from its customers in China in the normal course of business. The Company may discount these bank notes with banking institutions in China. No bank notes were sold during the year ended December 31, 2011 and 2010. The Company sold $9.9 million of bank notes, and recorded costs of less than $0.1 million as a result of discounting the notes during 2009.

        The Company recognizes an impairment charge when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. In making this determination, the Company reviews several factors to determine whether the losses are other-than-temporary, including but not limited to: (i) the length of time the investment was in an unrealized loss position, (ii) the extent to which fair value was less than cost, (iii) the financial condition and near term prospects of the issuer, and (iv) the Company's intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value.

        There were no available-for-sale securities subject to fair value accounting at December 31, 2011 and 2010. All long-term investments at December 31, 2011 and 2010 were in privately-held companies and were accounted for under the cost or equity method.

        The following table shows the break-down of the Company's total long-term investments as of December 31, 2011 and December 31, 2010:

	December 31, 2011	December 31, 2010
	(in thousands)
Cortina	$3,348	$3,348
GCT SemiConductor, Inc.	3,000	3,000
Xalted Networks	1,133	1,583
SBI	1,945	1,233
ACELAND	2,109	2,109
Shareholder Loan to ACELAND	7,119	—
Beijing Bodashutong Technology	572	—

Total equity securities	$19,226	$11,273

Cortina

        In September 2004, the Company invested $2.0 million in Series A preferred stock of ImmenStar, Inc., or ImmenStar. ImmenStar was a development stage company that designed a chip that was used in the Company's product. This investment was accounted for under the cost method. In February 2007, ImmenStar was acquired by Cortina Systems, Inc., or Cortina. In exchange for the Company's investment in ImmenStar, the Company received 3.6 million shares of Series D Preferred Stock of Cortina at $0.837 per share, $1.8 million cash in March 2007 and received an additional 0.4 million shares of Series D Preferred Stock at $0.837 per share and $0.2 million cash from escrow during 2008. As a result of the acquisition, the Company recorded a gain on investment of $2.8 million,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6—CASH, CASH EQUIVALENTS AND INVESTMENTS (Continued)

in other income, net in 2007 and $0.5 million in 2008. The Company owns approximately 1% interest of Cortina at both December 31, 2011 and 2010 and accounts for the investment in Cortina using the cost method.

GCT Semiconductor

        In October 2004, the Company invested $3.0 million in Series D preferred stock of GCT Semiconductor, Inc., or GCT. This investment represents approximately a 2% interest in GCT Semiconductor, Inc., which designs, develops and markets integrated circuit products for the wireless communications industry. This investment is accounted for under the cost method.

Xalted Networks, or Xalted

        In May 2005 and August 2005, the Company invested $2.0 million and $1.0 million, respectively, in Xalted. In March 2006, the Company invested an additional $0.3 million in Xalted. Xalted is a development stage company providing telecommunication operator customers with a comprehensive set of network systems, software solutions and service offerings. The Company had less than a 10% ownership interest at December 31, 2011 and 2010, on a fully diluted basis, in Xalted and accounts for the investment using the cost method. During the third quarter of 2009, management re-evaluated the carrying value of this investment, including reviewing Xalted's cash position, recent financing activities, financing needs, earnings/revenue outlook, operational performance, and competition. Based on this review, the Company determined that the decline in Xalted's fair value was other-than-temporary and recorded a $1.7 million impairment charge for this investment in other income, net in the third quarter of 2009. In the second quarter of 2011, Xalted completed a share exchange agreement with Kranem Corporation, or Kranem, a public company listed in Over the Counter Bulletin Board. This transaction was recorded as a reverse recapitalization. As a result of this transaction, Xalted became a holding company which did not have any operations other than owning 35% of the issued and outstanding shares of Kranem. In the fourth quarter of 2011, the Company reassessed the fair value of its investment in Xalted (level 2 within fair value hierarchy) based on the share price of Kranem, and as a result recorded a $0.5 million impairment charge in other income (expense), net due to an other-than-temporary decline in the fair value of Xalted.

SBI NEO Technology A Investment LPS, or SBI

        In 2008, the Company invested $0.5 million into SBI in exchange for approximately 2% of the Partnership interest. The Partnership's investment objective is to invest in unlisted or listed companies in Japan and overseas that are engaged in high growth businesses, including businesses focused on information technology and the environment. In the first quarter of 2010 and 2011, the Company contributed an additional $0.7 million and $0.7 million into SBI, respectively, and maintained a partnership interest of 2% as of December 31, 2011. The Company has concluded that it does not have a controlling interest in SBI as it does not have the power to direct the activities of SBI that most significantly impact the entity's economic performance. Affiliates of a related party have a controlling interest in SBI. See "Note 20—Related Party Transactions." The Company accounts for the investment in SBI using the cost method.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6—CASH, CASH EQUIVALENTS AND INVESTMENTS (Continued)

ACELAND Investment Limited

        In December 2010, the Company invested $2.1 million into ACELAND. ACELAND is a joint venture entity with ZTE H.K. Limited. The entity's investment objective is to participate in the investment in Wireless City Planning operated by Softbank to develop XGP business. Pursuant to the investment agreement, in the second quarter of 2011, the Company extended a shareholder loan to ACELAND in the amount of $7.1 million which could be used by ACELAND to subscribe for Class B Wireless City Planning shares. The shareholder loan was made by all shareholders of ACELAND in proportion to their equity interests in ACELAND. Based on the terms of the loan which make repayment contingent on certain events, the Company accounted for it as an equity investment.

        The Company owned approximately 35% interest in ACELAND at December 31, 2011 and accounts for the investment in ACELAND using the equity method.

Beijing Bodashutong Technology Development Co. Ltd.

        In December 2011, the Company invested $0.6 million into Beijing Bodashutong Technology Development Co. Ltd, or Bodashutong, through its subsidiaries, Shidazhibo (Beijing) Culture and Media Co. Ltd. and UTStarcom (China) Co., Ltd., with the investment objective of providing broadband solutions and comprehensive telecom technology services for a new affordable housing development in Beijing, China. The Company owned 30% equity interest of Bodashutong as of December 31, 2011, and accounts for this investment using the equity method.

  Fair Value Measurements

        Pursuant to the accounting guidance for fair value measurements and its subsequent updates, fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The accounting guidance also establishes a three-tier fair value hierarchy which requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. The fair value hierarchy prioritizes the inputs into three levels that may be used in measuring fair value as follows:

  Level 1—observable inputs such as quoted prices in active markets for identical assets or liabilities.

  Level 2—inputs other than the quoted prices in active markets for identical assets or liabilities that are observable either directly or indirectly.

  Level 3—unobservable inputs based on the Company's assumptions.

        In January 2010, the FASB issued amended standards that require additional fair value disclosures. These disclosure requirements are effective in two phases. In the first quarter of 2010, the Company adopted the requirements for disclosures about inputs and valuation techniques used to measure fair value as well as disclosures about significant transfers between hierarchy levels. Beginning in the first quarter of 2011, these amended standards require presentation of disaggregated activity within the reconciliation for fair value measurements using significant unobservable inputs (Level 3). These amended standards did not significantly impact the Company's consolidated financial statements.

        The Company's financial instruments consist principally of cash and cash equivalents, short-term investments, restricted cash, accounts receivable, accounts payable and certain accrued expenses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6—CASH, CASH EQUIVALENTS AND INVESTMENTS (Continued)

Short-term investments are limited to bank notes with original maturities longer than three months and less than one year. As of December 31, 2011 and 2010, the respective carrying values of financial instruments approximated their fair values based on their short-term maturities.

        Financial assets measured and recognized at fair value on a recurring basis and classified under the appropriate level of the fair value hierarchy as described above were as follows:

	Level 1	Level 2	Level 3	Total
	(in thousands)
As of December 31, 2011
Short-term investment	2,372	—	—	2,372
As of December 31, 2010
Short-term investment	546	—	—	546

        As of December 31, 2011 and 2010, the Company's financial assets measured on a non-recurring basis included $19.2 million and $11.3 million equity investment in private-held companies, respectively.

NOTE 7—LONG-LIVED ASSETS

        In December 2009, the Company entered into a Sale Leaseback Agreement for the sale of its manufacturing, R&D and administrative office facility in Hangzhou, China, or the Hangzhou facility, to a third party for proceeds of approximately $138.8 million and the leaseback of approximately one-third of the property through 2016. As of May 31, 2010, the Company had received all of the sales proceeds and met all criteria for consummation of sale of the Hangzhou facility. On May 31, 2010, the Company and the buyer agreed that all conditions precedent to the closing had been met and the leaseback commenced on June 1, 2010.

        In connection with the Sale Leaseback Agreement, on February 1, 2010, the Company entered into a Lease Contract, or the Leaseback, with respect to the leaseback of a portion of the Hangzhou facility. Under the terms of the Leaseback, the Company would lease back 71,027 square meters of gross floor area, or GFA, aboveground and 12,000 sqm GFA underground of the building for a period of 6 years at a rate of approximately $0.37, $0.44 and $0.47, respectively, per sqm per day for years 1-2, 3-4 and 5-6, respectively, of the lease period for the aboveground space; and approximately $3.66 per sqm per month for the underground space for the full lease period. The Company was also required to pay a security deposit in the amount of approximately $1.8 million and prepay part of the rent and fees for the last six months of the lease term in the amount of approximately $3.4 million upon lease inception on June 1, 2010. The Company could terminate all or part of the Leaseback by giving six months advance notice; however, the Company would be required to pay penalties and additional compensation in the event of early termination. The Company had concluded that the Lease qualified as an operating lease at the inception of the lease.

        In December 2010, the Company decided to terminate the lease of the Hangzhou facility in June 2011 and notified the landlord on December 8, 2010, six months in advance, according to the termination clause in the Sale Leaseback Agreement. A termination agreement was signed between the landlord and the Company in June 2011 and both parties agreed to terminate the lease on June 30, 2011. The Company paid early termination penalties of approximately $9.8 million in total to the landlord in 2010 and 2011.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 7—LONG-LIVED ASSETS (Continued)

        In March 2011, the Company entered into a noncancelable Lease Agreement, or Lease, for its R&D and administrative office in Hangzhou, China. Under the terms of the Lease, the Company would lease 35,425 square meters of gross floor area above ground of the buildings, including common areas, through July 15, 2016. The Company was entitled to a free rental period through July 15, 2011. The annual lease payment is $1.6 million, with an escalation rate of 9% starting from the fourth year of the lease. The Company has priority over third parties if it desires to renew the lease. The Company is also required to pay a security deposit in the amount of approximately $0.5 million. The Company may terminate all or part of the Lease by giving six months advance notice; however, the Company would be required to pay penalties and additional compensation, subject to a maximum of six months of lease payments, in the event of early termination. The Lease commenced on March 7, 2011 and the lease expense is being recognized using the straight-line method. The Company has concluded that the Lease qualifies as an operating lease. See "Note 12—Commitments and Contingencies" for future minimum lease payments.

NOTE 8—GOODWILL AND PURCHASED INTANGIBLE ASSETS

        On October 16, 2010, the Company entered into an Ordinary Shares Purchase Agreement with iTV and Smart Frontier, the sole shareholder of iTV, to enable the Company to launch an Internet TV platform to generate revenue through subscription, advertising and value-added service in the coming years. Pursuant to the Ordinary Shares Purchase Agreement, the Company agreed to purchase from Smart Frontier 5,100,000 ordinary shares of Stage Smart held by Smart Frontier, or the Purchase Shares, for an aggregate purchase price of $10.0 million. The Purchased Shares constituted 51% of the total shares of iTV currently held by Smart Frontier. The purchase price for the Purchased Shares was paid in the form of the number of the Company's ordinary shares calculated by dividing $10.0 million by the average closing price per share of the Company's ordinary shares quoted on the NASDAQ stock market for the thirty day period immediately preceding the date of closing of the transaction which closely approximated the market value on the day of issuance subject to customary closing conditions. Pursuant to the Ordinary Shares Purchase Agreement, the Company has the right to repurchase the Company's shares issued in exchange for iTV's ordinary shares currently held by the Company if, by the one year anniversary of the closing date, regulatory approvals have not been obtained as outlined in the post-closing covenants. Concurrent with entering into the Ordinary Shares Purchase Agreement, the Company also entered into a Series A Preference Shares Purchase Agreement with iTV and its affiliated entity, its wholly owned subsidiaries, and Smart Frontier. Pursuant to the Series A Preference Shares Purchase Agreement, the Company agreed to purchase from iTV 9,600,000 Series A Preference Shares of iTV at a price of $2.08333 per share, for an aggregate cash consideration of $20.0 million. Under certain conditions, shares of Series A Preference Shares are convertible into ordinary shares on a 1:1 basis. Series A Preference Shares have equal voting rights as ordinary shares. They are entitled to cumulative dividends at a rate of 8% of the original issue price and can also participate in other dividends declared by iTV. The Purchase Shares and the Series A Preference Shares together constitute 75% of the total shares of iTV which gives the Company control over iTV. The Company has recorded this transaction as an acquisition of a business. On October 16, 2011, the Company and the iTV shareholders agreed to extend the date of exercising its repurchase right from the original date of October 16, 2011 to April 16, 2012. As of the filing date of this report, the Company has communicated with Smart Frontier regarding its intention to exercise the repurchase option. After the repurchase, the Company will decrease its ownership in iTV from 75% to below 50%, which will trigger deconsolidation of iTV from its consolidation financial statements in 2012. The Company will conduct additional impairment test for goodwill and long-lived assets upon the deconsolidation. As a result of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 8—GOODWILL AND PURCHASED INTANGIBLE ASSETS (Continued)

the repurchase, the Company will be required to fair value its retained interests in iTV at the date of losing control. The transaction may result in a gain or loss to the Company and the Company is assessing the accounting impact to its consolidated financial statements. The administrative processing procedures will take additional time beyond April 16, 2012.

        The transactions closed on November 8, 2010. The Company issued 4,473,272 ordinary shares to Smart Frontier with a fair value of $ 9.8 million based on the market price of the Company's ordinary share as at November 8, 2010 for the purchase price of $10.0 million and made cash payments of $20.0 million to iTV for the purchase of Series A Preference Shares. As a result of the acquisition, the Company recorded intangible assets of $5.0 million, and goodwill of $13.8 million which represents the excess of the purchase price over the net tangible and intangible assets acquired. Goodwill mainly consisted of the extensive knowledge and expertise of the management team in the Internet TV industry complemented by the execution ability of the operation team. The amortizable intangible assets acquired consisted of estimated fair values of iTV's technology platform of $4.7 million and non-compete agreements signed with key executives upon closing of the transaction of $0.3 million. The Company is amortizing these intangible assets on a straight-line basis over an estimated weighted-average life of 4 years.

        The Company conducted its annual impairment test as of November 1, 2011. Based on the annual impairment, the fair value of iTV exceeded its carrying value. Therefore, there is no impairment considered. There were no triggering events identified from the date of its assessment through December 31, 2011 that would require an update to its annual impairment test. In addition, there were no triggering events identified during 2011 that would require an impairment test on intangible assets to be conducted by the Company. As of December 31, 2011 and December 31, 2010, goodwill was $13.8 million, the entire amount of which was allocated to the Service segment. The following table sets forth the purchased intangible assets associated with the acquisition as of December 31, 2011 and 2010, respectively:

	December 31, 2011			December 31, 2010
	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
	(in thousands)
Amortizable intangible assets
Technology Platform	$4,708	$(1,373)	$3,335	$4,708	$(196)	$4,512
Non-compete Agreements	247	(72)	175	247	(10)	237

Subtotal	4,955	(1,445)	3,510	4,955	(206)	4,749
Unamortizable intangible assets
Domain Name	115	—	115	109	—	109

Total	$5,070	$(1,445)	$3,625	$5,064	$(206)	$4,858

        The increase in amortization of intangible assets for 2011 was primarily due to the full year impact of the amortization of intangible assets acquired in iTV in November 2010.

        There were no additions or impairments of other intangibles during the year ended December 31, 2011. Amortization of intangible assets was $1.2 million and $0.2 million for the year ended December 31, 2011 and 2010, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 8—GOODWILL AND PURCHASED INTANGIBLE ASSETS (Continued)

        The estimated future amortization expense related to existing purchased intangible assets is as follows:

(in thousands)
2012	$1,239
2013	1,239
2014	1,032

Total	$3,510

NOTE 9—DEBT

        At December 31, 2011 and 2010, the Company had no outstanding bank loans and the Company had not guaranteed any debt not included in the consolidated balance sheet.

        In August 2011, the Company entered into one accounts-receivable line of $4.6 million which can be used for recourse factoring on account receivable from one specified customer. The factoring line expires twelve months from the issuance date in August 2012. At December 31, 2011, the Company was in compliance with the debt covenant under the factoring line and there was no amount drawn-down under such factoring line. In the second quarter of 2010, the Company entered into two credit facilities totaling $29.4 million. Both credit facilities expired in the second quarter of 2011.

NOTE 10—WARRANTY OBLIGATIONS AND OTHER GUARANTEES

        The Company provides a standard warranty on its equipment and terminal sales for a period generally ranging from one to two years from the time of final acceptance. At times, the Company has entered into arrangements to provide limited warranty services for periods longer than two years. The Company provides for the expected cost of product warranties at the time that revenue is recognized based on an assessment of past warranty experience and when specific circumstances dictate. The Company assesses the adequacy of its recorded warranty liability every quarter and makes adjustments to the liabilities if necessary. Specific warranty accruals are reversed upon the expiration of the warranty period and are recorded as a reduction of cost of net sales. From time to time, the Company may be subject to additional costs related to non-standard warranty claims from its customers. If and when this occurs, the Company estimates additional accruals based on historical experience, communication with its customers and various assumptions that the Company believes to be reasonable under the circumstances. Such additional warranty accruals are recorded in the period in which the additional costs are identified.

        Warranty expirations recorded as a reduction of cost of net sales approximated $1.4 million and $3.5 million for the years ended December 31, 2011 and 2010, respectively, and are included in the table below as benefit from expirations, net. The following table summarizes the activity related to warranty obligations during the years ended December 31, 2011, 2010 and 2009. The Company's

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 10—WARRANTY OBLIGATIONS AND OTHER GUARANTEES (Continued)

warranty obligations, included in other current liabilities and related activity for the years ended December 31, 2011, 2010 and 2009 are as follows (in thousands):

Balance at December 31, 2008	$29,840
Accruals for warranties issued during the period, net of expirations	6,706
Settlements made during the period	(20,396)

Balance at December 31, 2009	16,150
Accruals for warranties issued during the period (benefit from expirations), net	(3,103)
Settlements made during the period	(5,313)

Balance at December 31, 2010	7,734
Accruals for warranties issued during the period (benefit from expirations), net	(191)
Settlements made during the period	(2,883)

Balance at December 31, 2011	$4,660

        Certain of the Company's sales contracts include provisions under which customers would be indemnified by the Company in the event of, among other things, a third-party claim against the customer for intellectual property rights infringement related to the Company's products. There are no limitations on the maximum potential future payments under these guarantees. Historically, the Company has not incurred material costs as a result of obligations under these agreements. It is not possible to determine the aggregate maximum potential loss under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement.

NOTE 11—RESTRUCTURING

Restructuring Costs

        During fiscal 2011, the Company recorded approximately $2.4 million in restructuring charges of which $2.4 million was related to the 2009 Restructuring Plan and an immaterial amount was related to the 2008 Restructuring Plan. During fiscal 2010, the Company recorded approximately $16.0 million in restructuring charges of which $15.7 million was related to the 2009 Restructuring Plan and $0.3 million was related to the 2008 Restructuring Plan. The following describes the Company's restructuring initiatives.

2009 Restructuring Plan

        On June 9, 2009, the Board of Directors of the Company approved the 2009 Restructuring Plan designed to reduce the Company's operating costs. The 2009 Restructuring Plan includes a worldwide reduction in force of approximately 50% of the Company's headcount, or approximately 2,300 employees located primarily in China and the United States and, to a lesser degree, other international locations. During the year ended December 31, 2011, the Company recorded restructuring costs of approximately $2.4 million related to the 2009 Restructuring Plan, net of approximately $1.6 million of reversal of charges due to changes in estimates. The restructuring costs for the year ended December 31, 2011 consist primarily of $2.1 million for severance and benefits related to approximately 50 employees included in the 2009 Restructuring Plan, adjusted for changes in estimate in termination

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11—RESTRUCTURING (Continued)

date of employees, and approximately $0.3 million of lease exit costs primarily related to a lease expiring in 2013. During the year ended December 31, 2010, the Company recorded restructuring costs of approximately $15.7 million related to the 2009 Restructuring Plan, net of approximately $2.1 million of reversal of charges recorded in prior periods due to changes in estimates. The restructuring costs for the year ended December 31, 2010 consist primarily of $14.6 million for severance and benefits related to approximately 200 employees included in the 2009 Restructuring Plan, adjusted for changes in estimate in termination date of employees, and approximately $1.1 million of lease exit costs primarily related to a lease expiring in 2013. Total restructuring costs recorded through December 31, 2011 related to the 2009 Restructuring Plan approximated $58.1 million.

2008 Restructuring Plan

        During fiscal 2008, the Company implemented a restructuring plan, or 2008 Restructuring Plan, and recorded $13.1 million in restructuring charges primarily related to a global reduction in force across all functions and employee terminations at certain non-core operations which the Company was in the process of winding down. The total number of employees affected totaled approximately 750, including 350 in China, 200 in Korea and 200 in other locations including the United States. During the year ended December 31, 2011, the Company recorded an immaterial amount of additional restructuring costs related to the 2008 Restructuring Plan, for severance and benefit costs being recognized over the remaining service period for employees included in the 2008 Restructuring Plan. During the year ended December 31, 2010, the Company recorded additional restructuring costs related to the 2008 Restructuring Plan of approximately $0.3 million, for severance and benefit costs being recognized over the remaining service period for employees included in the 2008 Restructuring Plan. Total restructuring costs recorded through December 31, 2011 related to the 2008 Restructuring Plan approximated $19.7 million. At December 31, 2011, the 2008 Restructuring Plan was completed.

2007 Restructuring Plan

        At June 30, 2010, the 2007 Restructuring Plan was complete.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11—RESTRUCTURING (Continued)

        The activity in the accrued restructuring balances related to all the plans described above was as follows for the year ended December 31, 2011:

	Balance at December 31, 2010	Restructuring Charges	Cash Payments	Non-cash Settlement	Balance at December 31, 2011
	(in thousands)
2009 Restructuring Plan
Workforce Reduction	$9,425	$2,052	$(11,246)	$—	$231
Lease Costs	1,971	312	(822)	—	1,461
Other Costs	—	—	—	—	—

Total 2009 Restructuring Plan	11,396	2,364	(12,068)	—	1,692
2008 Restructuring Plan
Workforce Reduction	21	22	(43)	—	—
Lease Costs	—	—	—	—	—
Other Costs	—	—	—	—	—

Total 2008 Restructuring Plan	21	22	(43)	—	—

Total	$11,417	$2,386	$(12,111)	$—	$1,692

        The activity in the accrued restructuring balances related to the plans described above was as follows for the years ended December 31, 2009 and 2010:

	Balance at December 31, 2008	Restructuring Charges	Cash Payments	Non-cash Settlement of Stock-based Compensation	Balance at December 31, 2009	Restructuring Charges	Cash Payments	Non-cash Settlement of Stock-based Compensation	Balance at December 31, 2010
		(in thousands)
2009 Restructuring Plan
Workforce Reduction	$—	$38,040	$(18,704)	$(2,397)	$16,939	$14,613	$(20,075)	$(2,052)	$9,425
Lease Costs	—	1,923	(407)	—	1,516	1,052	(597)	—	1,971
Other Costs	—	13	(7)	—	6	45	—	(51)	—

Total 2009 Restructuring Plan	—	39,976	(19,118)	(2,397)	18,461	15,710	(20,672)	(2,103)	11,396
2008 Restructuring Plan
Workforce Reduction	7,976	5,348	(10,418)	(380)	2,526	338	(2,843)	—	21
Lease Costs	249	1,075	(939)	—	385	—	(385)	—	—
Other Costs	498	(108)	(360)	—	30	(30)	—	—	—

Total 2008 Restructuring Plan	8,723	6,315	(11,717)	(380)	2,941	308	(3,228)	—	21
2007 Restructuring Plan
Workforce Reduction	—	—	—	—	—	—	—	—	—
Lease Costs	788	204	(687)	—	305	—	(305)	—	—
Total 2007 Restructuring Plan	788	204	(687)	—	305	—	(305)	—	—

Total	$9,511	$46,495	$(31,522)	$(2,777)	$21,707	$16,018	$(24,205)	$(2,103)	$11,417

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 12—COMMITMENTS AND CONTINGENCIES

Leases

        We have entered into non-cancellable operating, office space, manufacturing facilities leases. Future minimum lease payments under all noncancelable operating leases with an initial term in excess of one year as of December 31, 2011 are as follows:

Years Ended December 31:	Amount
(in thousands)
2012	$5,112
2013	4,288
2014	3,158
2015	2,472
2016	1,097
Thereafter	—

Total	$16,127

        Rent expense for the years ended December 31, 2011, 2010 and 2009 was $13.8 million, $15.9 million and $15.3 million, respectively.

Third Party Commissions

        The Company records accruals for commissions payable to third parties in the normal course of business. Such commissions are recorded based on the terms of the contracts between the Company and the third parties and paid pursuant to such contracts. Consistent with the Company's accounting policies, these commissions are recorded as cost of net sales in the period in which the liability is incurred. As of December 31, 2011 and 2010, the Company had approximately $0.5 million and $0.4 million of such accrued commissions. Management has performed, and continues to perform, follow-up procedures with respect to these accrued commissions. Upon completion of such follow-up procedures, if the accrued commissions have not been claimed and the statute of limitations, if any, has expired, the Company reverses such accruals. Such reversals are recorded in the consolidated statement of operations during the period management determines that such accruals are no longer necessary. The Company concluded that for certain of these accrued commissions the statute of limitations had expired in August 2010 and November 2010, two years after formal communication was sent to these agents. During the year ended December 31, 2011, the Company did not release any accruals to cost of net sales as a result of expiration of statute of limitations. During the year ended December 31, 2010 approximately $6.0 million, was released to cost of net sales as a result of expiration of statute of limitations. As of December 31, 2011, the Company still had accruals of approximately $0.5 million to be released in the first quarter of 2012.

India Department of Telecommunication Security and Supply Chain Standards

        Recent changes in India require equipment manufacturers to satisfy certain security and supply chain standards to the satisfaction of Indian authorities. The Company entered into agreements with several customers in India which establish detailed security and supply chain standards covering products supplied to these telecommunication customers as required by the Indian authorities. These agreements contain significant penalty clauses in the event a security breach is detected related to product supplied by the Company. In May 2011, India's DOT provided a revised template for these agreements, but we have not executed the revised agreement with our customers. Management is

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 12—COMMITMENTS AND CONTINGENCIES (Continued)

unable to estimate the likelihood or the financial impact of any such potential security breach on the Company's financial position, results of operations, or cash flows. As of December 31, 2011, the Company has not been subject to any penalty liability related to these agreements. In 2011, there was no revenue recognized in relation to contracts signed after the effective date of the agreements, and our management does not believe it is probable to recognize revenue because the Company has not satisfied the security requirements as designated in the agreements. As of December 31, 2011, deferred revenue and deferred costs related to contracts covered by these security agreements were $5.3 million and $4.1 million, respectively. The Company continues to assess the potential impact these agreements may have on the timing of revenue recognition.

Contractual obligations and commercial commitments

Letters of credit:

        The Company issues standby letters of credit primarily to support international sales activities outside of China and in support of purchase commitments. When the Company submits a bid for a sale, often the potential customer will require that the Company issue a bid bond or a standby letter of credit to demonstrate its commitment through the bid process. In addition, the Company may be required to issue standby letters of credit as guarantees for advance customer payments upon contract signing or performance guarantees. The standby letters of credit usually expire without being drawn by the beneficiary thereof. Finally, the Company may issue commercial letters of credit in support of purchase commitments. As of December 31, 2011, the Company had short-term restricted cash of $12.9 million, and had long-term restricted cash of $5.7 million included in other long-term assets. The restricted cash amounts primarily collateralize the Company's outstanding letters of credit approximating $11.0 million at December 31, 2011.

Purchase commitments

        The Company is obligated to purchase raw materials and work-in-process inventory under various orders from various suppliers, all of which should be fulfilled without adverse consequences material to the Company's operations or financial condition. At December 31, 2011, the Company had outstanding purchase commitments, including agreements that are non-cancelable and cancelable without penalty, approximating $43.4 million.

Intellectual property:

        Certain sales contracts include provisions under which customers would be indemnified by the Company in the event of, among other things, a third party claim against the customer for intellectual property rights infringement related to the Company's products. There are no limitations on the maximum potential future payments under these guarantees. The Company has not accrued any amounts in relation to these provisions as no such claims have been made and the Company believes it has valid enforceable rights to the intellectual property embedded in its products.

Uncertain Tax Positions

        As December 31, 2011, the Company had $55.7 million of gross unrecognized tax benefits, of which $13.6 million related to tax benefits that, if recognized, would impact the annual effective tax rate. The remaining $42.1 million gross unrecognized tax benefits, if recognized, would impact certain deferred tax assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 12—COMMITMENTS AND CONTINGENCIES (Continued)

Litigation

Governmental Investigations

        In December 2005, the U.S. Embassy in Mongolia informed the Company that it had forwarded to the DOJ, allegations that an agent of the Company's Mongolia joint venture had offered payments to a Mongolian government official in possible violation of the FCPA. The Company, through its Audit Committee, authorized an independent investigation into possible violations of the FCPA, and it has been in contact with the DOJ and the SEC regarding the investigation. The investigation identified possible FCPA violations in Mongolia, Southeast Asia, India, and China, as well as possible violations of U.S. immigration laws. The DOJ requested that the Company voluntarily produce documents related to the investigation, the SEC subpoenaed the Company for documents, and the Company received a Grand Jury Subpoena requiring the production of documents related to one aspect of the DOJ investigation, that is, travel the Company had sponsored. The Company has resolved the investigations with the DOJ and the SEC. On December 21, 2009, as part of the resolution of these investigations, the Company executed a consent pursuant to which, without admitting or denying the SEC's allegations, it agreed to a judgment in favor of the SEC of $1.5 million, and agreed to certain reporting obligations for up to four years. The SEC approved that resolution. On April 14, 2010, the United States District Court for the Northern District of California entered a judgment incorporating the terms of that consent. On December 31, 2009, the Company entered into a non-prosecution agreement with the DOJ, pursuant to which the Company has paid an additional $1.5 million and agreed to undertake a three-year reporting obligation and to review and, where appropriate, strengthen the Company's compliance, bookkeeping and internal controls standards and procedures. Under the non-prosecution agreement, subject to compliance with its terms, the DOJ has agreed not to criminally prosecute the Company for crimes (other than criminal tax violations) relating to certain travel arrangements it provided to customers in China. We submitted our first reports to the DOJ and SEC on May 1, 2010 and our second reports to the DOJ and SEC on April 29, 2011.

IPO Allocation

        On October 31, 2001, a complaint was filed in United States District Court for the Southern District of New York against the Company, some of the Company's directors and officers and various underwriters for the Company's initial public offering. Substantially similar actions were filed concerning the initial public offerings for more than 300 different issuers, and the cases were coordinated as In re Initial Public Offerings Securities Litigation, Civil Action No. 01-CV-9604. Plaintiffs allege violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 through undisclosed improper underwriting practices concerning the allocation of IPO shares in exchange for excessive brokerage commissions, agreements to purchase shares at higher prices in the aftermarket and misleading analyst reports. Plaintiffs seek unspecified damages on behalf of a purported class of purchasers of the Company's common stock between March 2, 2000 and December 6, 2000. On February 19, 2003, the Court granted in part and denied in part a motion to dismiss the claims brought by defendants, including the Company. The order dismissed all claims against the Company except for a claim brought under Section 11 of the Securities Act of 1933, which alleges that the registration statement filed in accordance with the IPO was misleading.

        This action has been resolved by a global settlement of the coordinated litigation. Under the settlement, insurance pays the full amount of the settlement share allocated to us, and we bear no financial liability. We and other defendants received complete dismissals from the case. The Court

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 12—COMMITMENTS AND CONTINGENCIES (Continued)

granted final approval of the settlement in 2009; subsequent appeals filed by objectors were dismissed or withdrawn.

Other Litigation

        The Company is a party to other litigation matters and claims that are normal in the course of operations, and while the results of such litigation matters and claims cannot be predicted with certainty, management of the Company believes that the final outcome of such matters will not have a material adverse impact on the Company's financial position, results of operations or cash flows.

NOTE 13—COMMON STOCK PURCHASE AND OPTION TO PURCHASE ADDITIONAL SHARES

        On February 1, 2010, the Company entered into Stock Purchase Agreements with BEIID, and two unrelated investment funds, Elite Noble Limited and Shah Capital Opportunity Fund LP, which included a proposed investment of $48.5 million in the Company's common stock. The Stock Purchase Agreements were subsequently amended on May 4, 2010, June 4, 2010 and July 7, 2010, respectively.

        On September 7, 2010, the Company and the investors entered into a fourth amendment to each of the Stock Purchase Agreements, or Fourth Amendments, to reduce the per share purchase price and to make certain adjustment to the number of shares sold under the agreements. Under the terms of the Fourth Amendments, the Company and the investors agreed to reduce the purchase price from $2.20 per share to $2.027 per share and adjust the number of shares sold to each of the investors. The Fourth Amendments also provided an option to Elite Noble Limited to purchase up to an additional 3,972,251 shares through November 8, 2010 for approximately $8.1 million based on a stated exercise price of $2.027 per share if the purchase takes place on or prior to October 7, 2010 and $2.047 per share if the purchase takes place between October 8, 2010 and November 8, 2010. On September 7, 2010, the Company completed the transaction and issued an aggregate 18,073,202 shares of its common stock and the option to purchase an additional 3,972,251 shares for cash proceeds, net of issuance costs, of $34.6 million. Net cash proceeds were allocated to the common stock issued and the option to purchase additional shares based on their relative fair value at the date of issuance, resulting in $34.1 million of net cash proceeds allocated to the common stock issued and $0.5 million of net cash proceeds allocated to the option to purchase additional shares.

        The fair value of the option to purchase the additional 3,972,251 shares was estimated to be $0.5 million at the date of issuance based on the Black-Scholes option pricing model using a risk-free interest rate of 0.16%, volatility of approximately 55%, the contractual life of 0.2 years and zero dividend rate. The net cash proceeds allocated to the option to purchase additional shares were recorded as additional paid in capital. The option expired unexercised at December 31, 2010.

        On August 12, 2011, the Company's Board of Directors approved a repurchase program of up to $20 million of its ordinary shares outstanding over the next 12 months through August 15, 2012. As of December 31, 2011, the Company has repurchased $6.3 million of the Company's ordinary shares. All the repurchased shares have been classified as treasury shares of the Company. The Company did not terminate this program prior to its expiration during the year 2011. The Company did not have any other share repurchase programs that have expired in 2011 and did not make further purchases of shares under any other programs during the year 2011.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14—COMMON STOCK AND STOCK INCENTIVE PLANS

Stock Incentive Plans

        At December 31, 2011, the Company has the stock incentive plans described below. Substantially all outstanding awards are subject to potential accelerated vesting in the event of a change in control of the Company. The Company repurchases and cancels its ordinary shares forfeited with respect to the tax liability associated with certain vesting of restricted stock and restricted stock unit grants under these plans.

2006 Equity Incentive Plan:

        The 2006 Equity Incentive Plan, or 2006 Plan, was implemented on July 21, 2006 after being adopted by the Board of Directors on June 6, 2006 and approved by the Company's stockholders on July 21, 2006. The 2006 Plan replaces the 1997 Plan, the 2001 Plan, and the 2003 Plan, or collectively, the Prior Plans, and no further awards will be granted pursuant to the Prior Plans. The 2006 Plan provides for the grant of the following types of incentive awards: (i) stock options, (ii) stock appreciation rights, (iii) restricted stock, (iv) restricted stock units, (v) performance shares and performance units, and (vi) other stock or cash awards ("Award," collectively, "Awards"). Those who are eligible for Awards under the 2006 Plan include employees, directors and consultants who provide services to the Company and its affiliates.

        The maximum aggregate number of shares that may be awarded and sold under the 2006 Plan is 4,500,000 shares plus (i) any shares that have been reserved but remain unissued under the Prior Plans as of July 21, 2006, and (ii) any shares subject to stock options or similar awards granted under the Prior Plans that expire or become exercisable without having been exercised in full and shares issued pursuant to awards granted under the Prior Plans that are forfeited to or repurchased by the Company. As of December 31, 2011, the number of shares transferred from the Prior Plans to the 2006 plan totaled 25,144,439. As of December 31, 2011, 5,315,678 options and restricted stock units were outstanding under the 2006 Plan.

        The Board of Directors or the Compensation Committee of the Board, or Compensation Committee, administers the 2006 Plan, or Administrator. Subject to the terms of the 2006 Plan, the Administrator has the sole discretion to select the employees, consultants, and directors who will receive Awards, determine the terms and conditions of Awards, and to interpret the provisions of the 2006 Plan and outstanding Awards. Options granted under the 2006 Plan generally vest and become exercisable over four years.

        Awards granted under the 2006 Plan are generally not transferable, and all rights with respect to an Award granted to a participant generally may be exercised during a participant's lifetime only by the participant; provided, however, that with the Administrator's approval, a participant may (i) transfer an Award to a participant's spouse or former spouse pursuant to a court-approved domestic relations order which relates to the provision of child support, alimony payments or marital property rights, or (ii) transfer an Award by gift to or for the benefit of the participant's immediate family.

        The exercise price of all stock options and stock appreciation rights granted under the 2006 Plan must be at least equal to 100% of the fair market value of the ordinary share on the date of grant (or at least 110% of such fair market value for an incentive stock option, or ISO, granted to a shareholder with greater than 10% voting power of the Company's stock). The maximum term of a stock option granted to any participant must not exceed seven years from the date of grant (or five years for an ISO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14—COMMON STOCK AND STOCK INCENTIVE PLANS (Continued)

granted to a shareholder with greater than 10% of the voting power of the ordinary share). The Administrator will determine the terms and conditions of all other Awards granted under the Plan.

Prior Plans—The 1997 Stock Plan, 2001 Director Option Plan, and 2003 Non-Statutory Stock Option Plan:

The 1997 Stock Plan:

        Prior to the implementation of the 2006 Plan on July 21, 2006, officers, employees and consultants of the Company and its affiliates were eligible to receive options to purchase ordinary shares and stock purchase rights under the 1997 Stock Plan, or 1997 Plan. The 1997 Plan was terminated in July 2006 effective upon shareholder approval of the 2006 Plan. As of December 31, 2011, there were options to purchase 295,046 ordinary shares outstanding under the 1997 Plan.

        Options granted under the 1997 Plan prior to July 21, 2006 were either ISOs intended to qualify for favorable federal income tax treatment under the provisions of Section 422 of the Internal Revenue Code of 1986, as amended, or non-qualified stock options, or NSOs, which did not so qualify. The Compensation Committee oversaw the selection of eligible persons for option grants and determined the grant date, amounts, exercise prices, vesting periods and other relevant terms of the options, including whether the options would be ISOs or NSOs. The exercise price of ISOs granted under the 1997 Plan could not be less than 100% of the fair market value of common stock on the grant date (or at least 110% of such fair market value for an ISO granted to a shareholder with greater than 10% voting power of the Company's stock), while the exercise price of NSOs could be determined by the Compensation Committee in its discretion. Options granted under the 1997 Plan were generally not transferable during the life of the optionee.

        Under the 1997 Plan, options vest and become exercisable as determined by the Compensation Committee, generally over four years. Options may generally be exercised at any time after they vest and before their expiration date as determined by the Compensation Committee. However, no option may be exercised more than ten years after the grant date (or five years for ISOs granted to a shareholder with greater than 10% voting power of the Common Stock). Options will generally terminate (i) 12 months after the death or permanent disability of an optionee and (ii) three months after termination of employment for any other reason. The aggregate fair market value of the ordinary shares represented by ISOs that become exercisable in any calendar year by any one option holder may not exceed $100,000. Options in excess of this limit are treated as NSOs.

        Prior to the implementation of the 2006 Plan, the Company could also grant stock purchase rights to eligible participants under the 1997 Plan. Under the 1997 Plan, any shares purchased pursuant to stock purchase rights were subject to a restricted stock purchase agreement. Unless the Compensation Committee determined otherwise, this agreement granted the Company a right to repurchase the restricted stock upon the voluntary or involuntary termination of the employee for any reason, including death or disability prior to vesting. The purchase price for repurchased shares was the original price paid and could be paid by cancellation of any indebtedness owed to the Company. The Company's repurchase right lapsed at a rate determined by the Compensation Committee.

2001 Director Option Plan:

        Prior to the implementation of the 2006 Plan on July 21, 2006, those directors who were not employees of the Company, or Outside Directors, were eligible to receive options to purchase ordinary shares under the 2001 Director Option Plan, or 2001 Plan. The 2001 Plan was terminated in July 2006

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14—COMMON STOCK AND STOCK INCENTIVE PLANS (Continued)

effective upon shareholder approval of the 2006 Plan. As of December 31, 2011, there were options to purchase 20,000 ordinary shares outstanding under the 2001 Plan. The Compensation Committee was the administrator of the 2001 Plan.

        Under the terms of the 2001 Plan, the exercise price of each option granted equaled the market value of the common stock on the date of grant. Such options have terms of ten years, but terminate earlier if the individual ceases to serve as a director. The First Option grants vest as to 25% of shares subject to the First Option on each of the first four anniversaries of its date of grant, subject to the Outside Director continuing to serve as a director on such dates. The Subsequent Option grants vest as to 100% of the shares subject to the Subsequent Option on the first anniversary of its date of grant.

The 2003 Nonstatutory Stock Option Plan:

        Prior to the implementation of the 2006 Plan on July 21, 2006, directors, officers, employees and consultants of the Company and its affiliates were eligible to receive options to purchase shares of the Company's common stock under the 2003 Nonstatutory Stock Option Plan, or 2003 Plan. Only nonstatutory stock options, which would not qualify for favorable federal income tax treatment under the provisions of Section 422 of the Internal Revenue Code of 1986, as amended, could be granted under the 2003 Plan. The 2003 Plan was terminated in July 2006 effective upon shareholder approval of the 2006 Plan. As of December 31, 2011, options to purchase 8,350 ordinary shares were outstanding under the 2003 Plan.

        The 2003 Plan has been administered by the Compensation Committee. The Compensation Committee oversaw the selection of the eligible persons to whom options would be granted and determined the number of shares subject to the option, exercise prices, vesting periods and other terms applicable to each option.

        Options granted under the 2003 Plan generally vest and become exercisable over four years, and may be exercised at any time after they vest but before their expiration date. Options will generally terminate (i) 12 months after the death or employment termination due to disability of an option holder and (ii) three months after termination of an option holder's service for any other reason other than for disability or due to the option holder's death. No option, however, may be exercised more than ten years after the grant date.

Stock Award and Stock Option Activity

        In past years, the Company has granted equity awards consisting primarily of stock options. During fiscal 2011, the Company granted equity awards primarily consisting of restricted stock, restricted stock units and stock options. Such awards generally vest over a period of one to four years from the date of grant. Restricted stock has the voting rights of ordinary shares and the shares underlying restricted stock are issued and outstanding. As of December 31, 2011, 2010 and 2009, the number of ordinary shares available for issuance pursuant to future grants under the 2006 plan, including remaining

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14—COMMON STOCK AND STOCK INCENTIVE PLANS (Continued)

unissued shares under Prior Plans that have been transferred into the 2006 plan was 10,524,614, 12,679,755 and 12,201,930, respectively. The following summarizes the Company's stock options activity:

	Number of shares outstanding (in thousands)	Weighted average exercise price
Options Outstanding, December 31, 2008	8,767	$9.63
Options Granted	448	1.86
Options Exercised	(7)	0.21
Options Forfeited or Expired	(3,458)	9.73

Options Outstanding, December 31, 2009	5,750	8.98
Options Granted	655	2.17
Options Exercised	(2)	2.82
Options Forfeited or Expired	(2,238)	14.35

Options Outstanding, December 31, 2010	4,165	5.02
Options Granted	1,459	12.26
Options Exercised	(59)	2.09
Options Forfeited or Expired	(2,185)	5.57

Options Outstanding, December 31, 2011	3,380	$7.84

        In February 2009, the Compensation Committee also granted to senior executive officers 313,293 restricted stock units with a four-year vesting period and an additional 626,586 performance-based awards, subject to the attainment of goals determined by the Compensation Committee. The Company may be subject to variable levels of expense related primarily to the varying levels of performance, as well as for fluctuations in the Company's stock price as these awards are "marked to market" periodically until the earlier of i) the date of the Compensation Committee's determination on performance or ii) the date they were deemed fully vested as a result of involuntary termination. Of the 626,586 performance-based awards granted in February 2009, 401,859 awards were deemed fully vested during fiscal 2009 as a result of involuntary terminations, prior to the annual Compensation Committee's evaluation of performance. At its meeting on February 18, 2010, the Compensation Committee evaluated the performance against established objectives of the remaining 224,727 performance-based awards and determined 148,769 restricted stock units were earned.

        In February 2010, the Compensation Committee decided no new stock-based awards would be granted to senior executives for the 2010 year in light of the Company's previously announced planned changes in management.

        In the first quarter of 2011, the Compensation Committee granted to senior executive officers 268,000 restricted stock units with a four-year vesting period and an additional 402,000 performance-based restricted stock units, subject to the attainment of goals determined by the Compensation Committee. In August 2011, the Compensation Committee granted to board members 153,415 restricted stock awards, as well as 233,415 stock options with an exercise price of $1.39 per share, the closing stock price of the Company's ordinary shares on August 31, 2011. The Compensation Committee also granted 222,000 restricted stock units and 222,000 performance-based restricted stock units to top performers at (Senior) Directors level, as well as key talent below director level, with a four-year vesting period. The performance-based restricted stock units are subject to the attainment of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14—COMMON STOCK AND STOCK INCENTIVE PLANS (Continued)

goals determined by the Compensation Committee. The Company recorded the relevant stock-based compensation for these grants based on the probability of meeting the performance conditions in year 2011. In addition, the Company granted 600,000 restricted stock awards and 432,500 restricted stock units to its management and employees in 2011.

        Under the 2006 and 1997 Plans, the Company granted restricted stock awards. Restricted stock awards are unvested stock awards that may include grants of restricted stock or grants of restricted stock units. Such awards generally vest over a period of one to four years from the date of grant. Restricted stock has the voting rights of ordinary share and the shares underlying restricted stock are considered to be currently issued and outstanding. Restricted stock units do not have the voting rights of ordinary shares, and the shares underlying the restricted stock units are not considered issued and outstanding. The expense for such awards is based on the fair market value of the shares at the date of grant and is recognized on a straight-line basis over the requisite service period. The weighted average fair value of restricted stock awards granted under our equity incentive plans during the years ended December 31, 2011, 2010 and 2009 was $1.86, $2.25 and $1.35, respectively. The grant of restricted stock awards is deducted from the shares available on a one to one basis for grant under the Company's stock plan. Unvested restricted awards as of December 31, 2011 and changes during the year ended December 31, 2011 are summarized below:

Restricted stock awards activity	Shares (in thousands)	Weighted average grant date fair value
Unvested at January 1, 2011	1,563	$2.35
Granted	2,300	$1.86
Vested	(999)	$2.29
Forfeited	(158)	$2.33

Total unvested at December 31, 2011	2,706	$1.96

        During the year ended December 31, 2011, $1.0 million shares of restricted stock awards vested. The total fair value of restricted stock awards vested, as measured on the date of vesting, during the year ended December 31, 2011 was $3.1 million. The Company also granted 2.3 million restricted stock awards.

        During the year ended December 31, 2010, $3.3 million shares of restricted stock awards vested. The total fair value of restricted stock awards vested, as measured on the date of vesting, during the year ended December 31, 2010 was $7.24 million. The Company also granted 1.5 million restricted stock awards.

        During the year ended December 31, 2009, $3.5 million shares of restricted stock awards vested. The total fair value of restricted stock awards vested, as measured on the date of vesting, during the year ended December 31, 2009 was $4.8 million. The Company also granted 2.0 million restricted stock awards.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14—COMMON STOCK AND STOCK INCENTIVE PLANS (Continued)

        The following table summarizes significant ranges of outstanding and exercisable stock options as of December 31, 2011 (in thousands, except years and share prices):

	Stock Options Outstanding				Stock Options Exercisable
Range of exercise price	Number outstanding	Weighted- average exercise price per share	Aggregate intrinsic value	Weighted- average remaining contractual life (in years)	Number Exercisable	Weighted- average exercise price per share	Aggregate intrinsic value
$ 1.01 - $ 2.09	554	$1.65	—	5.02	273	$1.93	—
$ 2.10 - $ 2.10	400	2.10	—	6.08	—	—	—
$ 2.17 - $ 2.17	495	2.17	—	4.85	435	2.17	—
$ 2.18 - $ 3.20	207	2.76	—	2.03	205	2.76	—
$ 3.24 - $ 3.24	407	3.24	—	3.08	407	3.24	—
$ 3.25 - $ 6.25	537	4.95	—	3.25	537	4.95	—
$ 6.61 - $ 20.82	369	14.76	—	1.90	369	14.76	—
$ 21.16 - $ 31.24	161	25.60	—	0.44	161	25.60	—
$ 37.46 - $ 37.46	225	37.46	—	2.05	225	37.46	—
$ 45.21 - $ 45.21	25	45.21	—	1.64	25	45.21	—

	3,380	$7.84	—	3.64	2,637	$9.53	—

Options exercisable and expected to vest at December 31, 2011	3,199	$8.18

        The intrinsic value represents the total pre-tax intrinsic value and is calculated as the difference between the market value as reported by NASDAQ on December 31, 2011 of $1.38 and the exercise price of the in-the-money shares. During the years ended December 31, 2011, 2010 and 2009, the total pre-tax intrinsic value of options exercised was negligible. The weighted average remaining contractual life of options exercisable was 2.89 years, and the weighted average remaining contractual life of options expected to vest was 3.49 years as of December 31, 2011. The weighted average fair value of options granted under the stock plans during the years ended December 31, 2011, 2010, and 2009 was $0.57, $1.30, and $0.99 per share, respectively.

Stock-Based Compensation

        Stock-based compensation expense for stock options is estimated at the grant date based on each option's fair value as calculated by the Black-Scholes model. The Black-Scholes model was developed for use in estimating the fair value of short-lived exchange traded options that have no vesting restrictions and are fully transferable. In addition, option pricing models require the input of highly subjective assumptions, including the expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rate and expected dividends.

        The Company uses historical volatility as management believes it is more representative of future stock price trends than implied volatility due to the relatively small number of actively traded options on the Company's ordinary shares available to determine implied volatility. The Company estimates an expected term of options granted based upon the Company's historical exercise and cancellation data for vested options. In addition, separate groups of employees that have similar exercise behavior are considered separately. The expected term of employee stock purchase plan shares is the average of the remaining purchase periods under each offering period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14—COMMON STOCK AND STOCK INCENTIVE PLANS (Continued)

        The Company bases the risk free interest rate used in the option valuation model on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term on the options. The Company does not anticipate paying any cash dividends in the foreseeable future and therefore uses an expected dividend yield of zero in the option valuation model. The Company is required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting option forfeitures and record stock- based compensation expense only for those awards that are expected to vest.

        The fair values of stock-based payment awards were estimated using the Black-Scholes option pricing model with the following assumptions:

	Years Ended December 31,
Stock Options:	2011	2010	2009
Expected term in years	2.9	4.0	3.7
Weighted average risk-free interest rate	0.58%	1.40%	1.69%
Expected dividend rate	0.0%	0.0%	0.0%
Volatility	75%	83%	74%

        At December 31, 2011, there was approximately $3.7 million of total unrecognized compensation cost, as measured, related to unvested stock options and restricted stock and restricted stock units, which is expected to be recognized over a weighted-average period of 2.98 years.

        At December 31, 2010, there was approximately $2.8 million of total unrecognized compensation cost, as measured, related to unvested stock options and restricted stock and restricted stock units, which is expected to be recognized over a weighted-average period of 2.25 years.

        Certain executives of the Company have employment contracts which provide for acceleration of all unvested equity awards in the event that the employee is terminated without cause. During 2011, there was no executive involuntarily terminated as part of the 2008 and 2009 Restructuring Plans. During 2010, eight executives were involuntarily terminated as part of the 2008 and 2009 Restructuring Plans. For the year ended December 31, 2010, approximately $2.1 million of previously unrecognized compensation costs related to the vesting acceleration was recognized within restructuring.

        The following table summarizes the stock-based compensation expense recognized in the Company's consolidated statement of operations:

	Years Ended December 31,
	2011	2010	2009
	(in thousands)
Cost of net sales	$99	$166	$662
Selling, general and administrative	2,602	4,600	7,146
Research and development	328	784	1,509
Restructuring	—	2,052	2,777

Total	$3,029	$7,602	$12,094

        At December 31, 2011 and 2010, there was no stock-based compensation capitalized within inventory.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14—COMMON STOCK AND STOCK INCENTIVE PLANS (Continued)

        In February 2009, the Company terminated the 2000 Employee Stock Purchase Plan, or ESPP, with an effective date of May 15, 2009. The cancellation has been accounted for as a settlement of shares for no consideration. This resulted in an immediate expense recognition of $1.2 million in the first quarter of 2009 associated with the unrecognized compensation for canceled purchase periods of the 24-month offering. The ESPP expired in March 2010.

NOTE 15—INCOME TAXES

Cayman Islands

        Under the current tax laws of Cayman Islands, the Company and its subsidiaries are not subject to tax on their income or capital gains. In addition, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

        United States and foreign income (loss) before income taxes and minority interest were as follows:

	Years Ended December 31,
	2011	2010	2009
	(in thousands)
United States	$18,671	$(44,144)	$(129,438)
Foreign	(3,976)	(18,031)	(85,406)

	$14,695	$(62,175)	$(214,844)

        The components of the provision (benefit) for income taxes are as follows:

	Years Ended December 31,
	2011	2010	2009
	(in thousands)
Current
Federal	$17	$335	$(2,816)
State	217	(9)	—
Foreign	2,339	3,554	12,772

Total Current	$2,573	$3,880	$9,956
Deferred
Federal	—	—	—
State	—	—	—
Foreign	345	(765)	904

Total Deferred	345	(765)	904

Total	$2,918	$3,115	$10,860

        As of December 31, 2011, the Company had gross unrecognized tax benefits of approximately $55.7 million and had certain deferred tax assets and the federal tax benefit of state income tax items totaling $42.1 million. Of the total $55.7 million gross unrecognized tax benefits, $13.6 million related to tax benefits that, if recognized, would impact the annual effective tax rate.

        The Company's policy is to recognize interest expense and penalties related to the above unrecognized tax benefits as a component of income tax expense. During 2011, the total amount of interest and penalties recognized in the statement of income was $0.6 million. The Company had

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 15—INCOME TAXES (Continued)

accrued interest and penalties of approximately $3.9 million as of December 31, 2011 and approximately $3.4 million as of December 31, 2010.

        The Company is subject to taxation in the U.S. federal jurisdiction and various U.S. state and foreign jurisdictions. The Company is also under audit by the taxing authorities in China on a recurring basis. The material jurisdictions that the Company is subject to examination are in the United States and China. The Company's tax years for 2001 through 2011 are still open for examination in China. The Company's tax years for 2004 through 2011 are still open for examination in the United States.

        FASB ASC 740-10 establishes criteria for recognizing or continuing to recognize only more-likely-than-not tax positions, which may result in income tax expense volatility in future periods. While the Company believes that it has adequately provided for all tax positions, amounts asserted by taxing authorities could be greater than the Company's accrued position. Accordingly, additional provisions on income tax related matters could be recorded in the future as revised estimates are made or the underlying matters are settled or otherwise resolved.

        A summary of the Company's unrecognized tax benefits is as follows:

	Years Ended December 31,
	2011	2010	2009
	(in thousands)
Beginning balance-gross unrecognized tax benefits (UTB's)	$56,513	$90,597	$92,773
Additions based on tax positions related to the current year	121	2,063	22,790
Reductions based on tax positions related to the current year	—	(31,222)	—
Additions for tax positions related to prior years	176	352	4,702
Reductions for tax positions related to prior years	(1,160)	(3,877)	(2,895)
Settlements	—	—	(92)
Lapse of statute of limitations	—	(1,400)	(26,681)

Ending balance—gross unrecognized tax benefits (UTB's)	55,650	56,513	90,597
UTB's as a credit in deferred taxes	(39,758)	(39,758)	(75,071)
Federal benefit of state taxes	(2,338)	(2,338)	(2,720)

UTB's that would impact the effective tax rate	$13,554	$14,417	$12,806

        In establishing its deferred income tax assets and liabilities, the Company makes judgments and interpretations based on the enacted tax laws and published tax guidance applicable to its operations. The Company records deferred tax assets and liabilities and evaluates the need for valuation allowances to reduce the deferred tax assets to realizable amounts. The likelihood of a material change in the Company's expected realization of these assets is dependent on future taxable income and its ability to use foreign tax credit carryforwards and carrybacks.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 15—INCOME TAXES (Continued)

        A summary of the components of net deferred tax assets is as follows:

	December 31, 2011	December 31, 2010
	(in thousands)
Deferred Tax Assets
Allowances and reserves	$39,915	$41,292
Deferred revenue and customer advances, net	8,222	20,535
Net operating loss carryforward	238,934	226,592
Tax credit carryforwards	106,243	105,587
Capital loss carryforwards	19,282	21,487
Write-down/amortization of intangible assets and goodwill	26,061	27,572
Fixed assets	6,804	10,370
Demo equipment income	7,463	7,825
Accrued warranties	780	1,242
Other	23,675	14,229

Total Deferred Tax Assets	$477,379	$476,731
Deferred Tax Liabilities
Prepaid expense	(86)	(246)
Deferred taxes on unremitted earnings of subsidiaries	(36)	(223)
Intangibles	(877)	(1,187)
Other	(6,369)	(217)

Total Deferred Tax Liabilities	$(7,368)	$(1,873)

Total Deferred Tax Assets	$470,011	$474,858

Less: Valuation Allowance	$(469,224)	$(473,914)

Total Deferred Tax Assets	$787	$944

        The Company provides for deferred income taxes on the unremitted earnings of foreign subsidiaries unless such earnings are deemed to be permanently reinvested outside the United States. In 2011, the Company has a gross U.S. deferred income tax liability of $0.1 million on foreign earnings of $85.1 million that it considers not permanently reinvested outside the United States.

        As of December 31, 2011, the Company still has undistributed earnings of approximately $24.1 million from investments in foreign subsidiaries that are considered permanently reinvested. The determination of the amount of deferred taxes on these earnings is not practicable since the computation would depend on a number of factors that cannot be known until a decision to repatriate the earnings is made.

        As of December 31, 2011, the Company's U.S. federal net operating loss carryforwards were $366.7 million and expire in varying amounts between 2026 and 2032. As of December 31, 2011, state net operating loss carryforwards were $293.6 million and expire in varying amounts between 2012 and 2032. The Company has concluded that these federal and state net operating losses did not meet the more likely than not standard contained in FASB ASC 740-10 and has therefore placed a $142.8 million valuation allowance against the related deferred tax assets. In the event the tax benefits related to the valuation allowance are realized, an immaterial amount would be credited to paid-in capital. As of December 31, 2011, the Company also had net operating loss carryforwards, or NOLs, in China of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 15—INCOME TAXES (Continued)

approximately $546.3 million. The China net operating loss carryforwards will expire in varying amounts between 2013 and 2017. The Company has also concluded that these China net operating losses did not meet the more likely than not standard and has therefore placed a $83.7 million valuation allowance against the related deferred tax assets. As of December 31, 2011, the Company had NOLs in countries other than the U.S. and China. These NOLs are approximately $84.2 million. The majority of the NOLs does not expire and can be carried forward indefinitely. However, the Company concluded these losses did not meet the more likely than not standard and has therefore placed a valuation allowance of $12.5 million against the related deferred tax assets.

        As of December 31, 2011, the Company has U.S. alternative minimum tax credit carryforwards of $1.0 million which have an indefinite life. The Company also has U.S. R&D credit carryforwards of $13.1 million, $2.5 million of the credits have an indefinite life and $10.6 million of the credits expire in varying amounts between 2012 and 2029. The Company has U.S. foreign tax credits of $90.6 million which expire in varying amounts between 2012 and 2022. The Company has concluded that these U.S. tax credit carryforwards did not meet the more likely than not standard contained in FASB ASC 740-10 and has therefore placed a $104.7 million valuation allowance against the related deferred tax assets. As of December 31, 2011, the Company has foreign R&D credit carryforwards of $1.2 million which expire in varying amounts between 2015 and 2029. The Company also has concluded that these foreign research & development credit carryforwards did not meet the more likely than not standard and has therefore placed a $1.2 million valuation allowance against the related deferred tax assets.

        The difference between the Company's effective income tax rate and the federal statutory rate is reconciled below:

	Years Ended December 31,
	2011	2010	2009
	(in thousands)
Federal tax (benefit) at statutory rate	$5,143	$(21,760)	$(75,185)
State tax (benefit)/expense, net of federal income tax benefit	645	(918)	(1,634)
Stock compensation expense	900	1,042	2,154
Effect of differences in foreign tax rates	1,334	1,853	5,146
Tax on unremitted earnings of subsidiaries	—	(11)	(173)
Effect of tax rate changes on deferred taxes	(275)	151	(19,026)
Change in deferred tax valuation allowance	(3,877)	20,897	112,172
Tax credits	(430)	(1,002)	(18,729)
Other	(522)	2,863	6,135

Total Tax Expense	$2,918	$3,115	$10,860

        On June 24, 2011, the Company effected the Merger to reorganize the corporate structure of UTStarcom, Inc., a Delaware corporation incorporated in 1991, and its subsidiaries. The Merger resulted in shares of the common stock of UTStarcom, Inc. being converted into the right to receive an equal number of ordinary shares in our capital, which were issued by us in connection with the Merger. Following the Merger, UTStarcom, Inc. became our wholly-owned subsidiary and the Company became the parent company of UTStarcom, Inc. and its subsidiaries. The Company, together with its subsidiaries, continues to conduct its business in substantially the same manner as was conducted by UTStarcom, Inc. and its subsidiaries. The transaction was accounted for as a legal re-organization of entities under common control. The Company remains subject to U.S. taxes at a statutory rate of 35%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 15—INCOME TAXES (Continued)

        The China CIT Law became effective on January 1, 2008. Under the CIT Law, China's dual tax system for domestic enterprises and foreign investment enterprises, or FIEs, was effectively replaced by a unified system. The new law establishes a tax rate of 25% for most enterprises and a reduced tax rate of 15% for certain qualified high technology enterprises.

        Prior to this change in tax law, certain subsidiaries and joint ventures located in China enjoyed tax benefits in China which were generally available to FIEs. The tax holidays/incentives for FIEs were applicable or potentially applicable to CUTS, HUTS, and UTSC, the Company's active subsidiaries in China, as these entities may qualify as accredited technologically advanced enterprises.

        The CIT Law provides the reduced 15% enterprise income tax rate for qualified high and new technology enterprises. Two of the Company's China subsidiaries, HUTS and UTSC, through which the majority of our business in China is conducted, obtained their High and New Technology Enterprise Certificates, or High-tech Certificates, from the relevant approval authorities on September 19, 2008 and December 30, 2008, respectively, and thereafter were approved to pay CIT at the reduced tax rate of 15%. The approval for the reduced 15% tax rate is valid for three years and applies retroactively from January 1, 2008, subject to possible re-assessment by the approval authorities. During the re-assessment, the tax authority may suspend the implementation of the reduced 15% rate. HUTS's High-tech Certificate renewal was approved on October 14, 2011 while UTSC's High-tech Certificate expired on December 30, 2011. HUT's approval extends the reduced 15% tax rate terms for three years while UTSC preferential tax rate of 15% has ceased and will be subject to a tax rate of 25%. However, since both entities are currently in significant loss positions, the change in tax rate will not have a material adverse impact on the business or liquidity until the two China subsidiaries begin to generate profit and deplete all the net operating loss carry forwards.

        In 2011, UTSC's deferred tax assets are revalued at 25% due to its disqualification for the reduce rate of 15%. In 2010, the $0.4 million tax benefit for the effect of tax rate changes is attributable to the revaluation of the Company's deferred tax assets in China related to decrease in tax rates due to the HUTS qualifying for the reduced 15% tax rate in 2008 and the UTSC's likely disqualification for the reduced 15% in 2010. In 2009, the $19.0 million tax benefit for the effect of tax rate changes is attributable to the revaluation of the Company's deferred tax assets in China related to decrease in tax rates due to the HUTS and UTSC qualifying for the reduced 15% tax rate in 2008 discussed above.

        As of September 30, 2005, the Company did not believe it was more likely than not that it would generate a sufficient level and proper mix of taxable income within the appropriate period to utilize all the deferred tax assets in China and the United States. As a result of the review undertaken at September 30, 2005, the Company has concluded that it was appropriate to establish a full valuation allowance for the net deferred tax assets in China and the United States wherein the cumulative losses weigh heavily in the overall assessment. The Company has continued to provide full valuation allowances since 2005 as it did not believe it was more likely than not that it would generate sufficient taxable income within the appropriate period to utilize those deferred tax assets.

        In 2011, the change in deferred tax valuation allowance of $3.9 million is primarily attributable to the tax expense related to continuing to provide full valuation allowance on the Company's deferred tax assets at December 31, 2011 in the United States and China. In 2010, the change in deferred tax valuation allowance of $20.9 million is primarily attributable to the tax expense related to continuing to provide a full valuation allowance on the Company's deferred tax assets at December 31, 2010 in the United States and China. In 2009, the change in deferred tax valuation allowance of $112.2 million is

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 15—INCOME TAXES (Continued)

primarily attributable to the tax expense related to continuing to provide a full valuation allowance on the Company's net deferred tax assets at December 31, 2009 in the United States and China.

        In 2011, the income tax benefit $0.4 million related to tax credits is primarily attributable to an increase in the amount of foreign tax credits generated in the United States due to foreign taxes paid. In 2010, the income tax benefit of $1.0 million related to tax credits is primarily attributable to an increase in the amount of foreign tax credits generated in the United States due to foreign taxes paid. In 2009, the income tax benefit of $18.7 million related to tax credits is primarily attributable to an increase in the amount of foreign tax credits generated in the United States due to foreign withholding taxes and repatriations of dividends from the Company's foreign operations. In 2008, the income tax benefit of $24.9 million related to tax credits is primarily attributable to an increase in the amount of foreign tax credits generated in the United States due to foreign withholding taxes paid and repatriations of dividends from the Company's foreign operations.

NOTE 16—OTHER INCOME, NET

        Other income, net consists of the following:

	Years Ended December 31,
	2011	2010	2009
	(in thousands)
Gain on sale of investments	$—	$—	$355
Other-than-temporary impairment of equity investments(1)	(450)	—	(5,517)
Foreign exchange (losses) gains	(8,942)	8,004	6,256
Settlement with MRV Communications(2)	—	481	—
Other	777	1,323	1,209

Total	$(8,615)	$9,808	$2,303

(1)
In December 2011, management re-evaluated the carrying value of the Company's investment in Xalted, by applying the market value of Xalted's investment in Kranem, the only asset of Xalted. Based on this review, the Company determined that the decline in Xalted's fair value was other-than-temporary and recorded a $0.5 million impairment charge for this investment in other income (expense), net in the fourth quarter of 2011. See "Note 6—Cash, Cash Equivalents and Investments."

(2)
Previously, the Company held an 8% ownership interest in Fiberxon, which was acquired by MRV in 2007. In connection with the acquisition, Fiberxon shareholders received cash and stock as well as the right to potential deferred consideration. In December 2009, MRV entered into a settlement agreement for dismissal of legal proceedings between MRV and the former shareholders of Fiberxon regarding the amount of contingent consideration owed related to its acquisition. Proceeds received in the first quarter of 2010 represented the Company's proportionate share of the settlement amounts.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 17—NET INCOME PER SHARE

        The following table sets forth the computation of basic and diluted net income per share for the years ended December 31, 2011, 2010 and 2009:

	For the year ended December 31,
	2011	2010	2009
Numerator:
Net income (loss) attributable to UTStarcom Holdings Corp.	$13,387,032	$(65,128,668)	$(225,688,182)
Denominator:
Weighted average shares outstanding—Basic	154,472,843	137,057,324	127,346,146
Potentially dilutive ordinary share equivalents—stock options and restricted stock	449,591	—	—

Weighted average shares outstanding—Diluted	154,922,434	137,057,324	127,346,146

Net income (loss) per share attributable to UTStarcom Holdings Corp.—Basic	$0.09	$(0.48)	$(1.77)

Net income (loss) per share attributable to UTStarcom Holdings Corp.—Diluted	$0.09	$(0.48)	$(1.77)

        The dilutive effect of share-based awards is reflected in diluted net income per share by application of the treasury stock method, which includes consideration of unamortized share-based compensation expense and the dilutive effect of in-the-money options and unvested restricted stock units. Under the treasury stock method, the amount the employee must pay for exercising stock options and unamortized share-based compensation expense are assumed proceeds to be used to repurchase hypothetical shares. An increase in the fair market value of the company's ordinary share can result in a greater dilutive effect from potentially dilutive awards.

        For the year ended December 31, 2011, options and restricted stocks to purchase 4,309,905 ordinary shares were excluded from the calculation of diluted earnings per share as their effect was anti-dilutive. For the years ended December 31, 2010 and 2009, no potential common shares were dilutive because of the net loss in each of these years.

NOTE 18—SEGMENT REPORTING

        With the Company's strategic shifts, beginning on January 1, 2011, the Company realigned its reporting segments to better reflect its new operating structure. Effective January 1, 2011, the new reporting segments are as follows:

  •
  Equipment—Focused on the Company's equipment sales including network infrastructure and application products. Network infrastructure products mainly include broadband products. Network application products mainly include IPTV solutions and Wireless infrastructure technologies.

  •
  Services—Providing services and support of the Company's equipment products and also the new operational support segment.

      Equipment Based Services—Services and support the Company provides to customers after their purchases of equipment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 18—SEGMENT REPORTING (Continued)

      Operational Support Services—Providing new services through long-term revenue sharing arrangements with the cable operators and the Internet TV platform established by its subsidiary, iTV. This platform will be accessible by potential customers through a new website which will eventually distribute content to audiences on a global basis with a high-quality user experience consisting of:

    •
    Integrated multi-screen viewing from a single managed platform

    •
    Time and location shifting

    •
    Reliable HD streaming

    •
    Multi-language programming

    •
    Value-added interactive service, such as distance-learning, gaming and e-commerce

    These revenues will be generated through advertising, subscription and software license fees.

        The Company's Chief Operating Decision Makers make financial decisions based on information it receives from its internal management system and currently evaluates the operating performance and allocates resources to the reporting segments based on segment revenue and gross profit. Cost of sales and direct expenses in relation to production are assigned to the reporting segments. The accounting policies used in measuring segment assets and operating performance are the same as those used at the consolidated level.

        Summarized below are the Company's segment net sales, gross profit and segment margin for the years ended December 31, 2011, 2010 and 2009 based on the current reporting segment structure. The Company has reclassified its previously reported segment information for the years ended December 31, 2010 and 2009 to conform to the current segment presentation.

	Years ended December 31,
Net Sales by Segment	2011	% of net sales	2010	% of net sales	2009	% of net sales
	(in thousands, except percentages)
Equipment	$285,493	89%	$251,134	86%	$323,387	84%
Services—Equipment Based Services	34,539	11%	40,401	14%	62,957	16%
—Operational Support Services	544	—	—	—	—	—

	$320,576	100%	$291,535	100%	$386,344	100%

	Years ended December 31,
Gross profit by Segment	2011	Gross profit %	2010	Gross profit %	2009	Gross profit %
	(in thousands, except percentages)
Equipment	$107,030	37%	$57,567	23%	$39,149	12%
Services—Equipment Based Services	9,271	27%	12,671	31%	25,830	41%
—Operational Support Services	(1,967)	(362)%	—	—	—	—

	$114,334	36%	$70,238	24%	$64,979	17%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 18—SEGMENT REPORTING (Continued)

	Years ended December 31,
Segment Margin and Operating Income (Loss)	2011	2010	2009
	(in thousands)
Equipment	$72,598	$15,850	$(33,250)
Services—Equipment Based Services	9,162	13,174	24,569
—Operational Support Services	(9,806)	(206)	—

Total segment margin	71,954	28,818	(8,681)
General and Corporate	(50,705)	(102,540)	(210,007)

Operating Income (Loss)	$21,249	$(73,722)	$(218,688)

        General and corporate expenses include all un-allocated expenses such as sales and marketing, general and administration, common R&D expenses, equity award related charges and restructuring and impairment charges.

        Sales are attributed to a geographical area based upon the location of the customer. Sales data by geographical area are as follows:

	Years Ended December 31,
	2011	% of net sales	2010	% of net sales	2009	% of net sales
	(in thousands, except percentages)
Net Sales by Region
United States	$—	—	$5,903	2%	$78,806	21%
China	157,564	49%	166,621	57%	177,147	46%
Japan	96,257	30%	48,217	17%	29,361	7%
India	30,789	10%	31,426	11%	62,859	16%
Other	35,966	11%	39,368	13%	38,171	10%

	$320,576	100%	$291,535	100%	$386,344	100%

        Long-lived assets, consisting of property, plant and equipment, by geographical area are as follows:

	December 31, 2011	December 31, 2010
	(in thousands)
United States	$34	$38
China	11,339	3,713
Other	826	1,068

Total long-lived assets	$12,199	$4,819

NOTE 19—CREDIT RISK AND CONCENTRATION

Financial Risks:

        Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash, cash equivalents, short-term investments and accounts and notes receivable. The Company places its temporary cash and short-term investments with several financial institutions. Approximately $205.2 million and $287.6 million of the Company's cash and cash equivalents and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 19—CREDIT RISK AND CONCENTRATION (Continued)

short-term investments were on deposit in accounts outside the U.S.at December 31, 2011 and 2010, respectively, of which approximately $134.1 million and $214.2 million were held by subsidiaries in China.

        The Company's exposure to market risk for changes in interest rates relates primarily to its investment portfolio. The fair value of its investment portfolio would not be significantly affected by either a 10% increase or decrease in interest rates due mainly to the short term nature of most of its investment portfolio. However, the Company's interest income can be sensitive to changes in the general level of U.S. and China interest rates since the majority of its funds are invested in instruments with maturities of less than one year. In a declining interest rate environment, as short term investments mature, reinvestment occurs at less favorable market rates. Given the short term nature of certain investments, declining interest rates will negatively impact the Company's investment income.

        The Company maintains an investment portfolio of various holdings, types and maturities. The Company does not use derivative financial instruments. The Company places its cash investments in instruments that meet high credit quality standards, as specified in its investment policy guidelines. The Company's policy is to limit the risk of principal loss and to ensure the safety of invested funds by generally attempting to limit market risk. Funds in excess of current operating requirements are mostly invested in money market funds which are rated AAA.

Concentration of Credit Risk and Major Customers:

        Most Chinese telecommunication carriers have three levels of operations: the central headquarters level, the provincial level and the local city/county level. Both central and provincial levels are independent legal entities and have their own corporate mandate. The purchasing decision making process may take various forms for different projects and may also differ significantly from carrier to carrier. The Company groups all China customers together by province and treats each province as one customer since that is the level at which purchasing decisions are made.

        At December 31, 2011, the Company's accounts receivable balance included amounts due from affiliates of Softbank representing approximately 42% of the Company's total accounts receivables, net of allowances for doubtful accounts. At December 31, 2010, the Company's accounts receivable balance included amounts due from affiliates of Softbank representing approximately 32% of the Company's total accounts receivables, net of allowances for doubtful accounts.

        The following customers accounted for 10% or more of the Company's net revenues:

	For the Years Ended December 31,
	2011	2010	2009
Affiliates of Softbank	29%	16%	—
PCD LLC	—	—	14%

        Approximately 45%, 53%, and 30% of the Company's net sales during 2011, 2010, and 2009, respectively, were to entities affiliated with the government of China. Accounts receivable balances from these China government affiliated entities or state owned enterprises were $32.8 million and $38.2 million, respectively, as of December 31, 2011 and 2010. The Company extends credit to its customers in China generally without requiring collateral. In global sales outside of China, the Company may require letters of credit from its customers. The Company monitors its exposure for credit losses and maintains allowances for doubtful accounts.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 19—CREDIT RISK AND CONCENTRATION (Continued)

Country Risks:

        Approximately 49%, 57%, and 46% of the Company's sales for the year ended December 31, 2011, 2010, and 2009, respectively, were made in China. Accordingly, the political, economic and legal environment, as well as the general state of China's economy may influence the Company's business, financial condition and results of operations. The Company's operations in China are subject to special considerations and significant risks not typically associated with companies in the United States. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Company's results may be adversely affected by, among other things, changes in the political, economic and social conditions in China, and by changes in governmental policies with respect to laws and regulations, changes in China's telecommunications industry and regulatory rules and policies, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation.

NOTE 20—RELATED PARTY TRANSACTIONS

Softbank and affiliates

        The Company recognizes revenue with respect to sales of telecommunications equipment to affiliates of Softbank, a significant shareholder of the Company. Softbank offers Broadband-Access service throughout Japan, which is marketed under the name of "YAHOO! BB." The Company supports Softbank's ADSL service through the sales of its MSAN product. The Company also supports the building of Softbank's optical transmission network in Japan through the sales of its PTN product.

        During 2011, 2010, and 2009, the Company recognized revenue and cost of net sales for sales of telecommunications equipment and services to affiliates of Softbank as follows:

	Years Ended December 31,
	2011	2010	2009
	(in thousands)
Net sales	$94,201	$46,267	$23,063
Cost of net sales	33,790	19,147	12,873

Gross profit	$60,411	$27,120	$10,190

        Fluctuations in gross profit as a percentage of net sales are expected and generally result from changes in product mix. In the year ended December 31, 2011, the increased sales of high margin PTN products contributed to the gross profit as a percentage of net sales. In the year ended December 31, 2010, gross profit as a percentage of net sales also benefited approximately $2.4 million from the release of previously deferred revenue carve-out for potential penalty and cancellation penalties as a result of completing these obligations. Included in accounts receivable at December 31, 2011 and 2010 were $8.5 million and $9.7 million, respectively, related to these transactions. Amounts due to Softbank included in accounts payable was $1.9 million and $1.3 million at December 31, 2011 and 2010, respectively.

        Sales to Softbank include a three-year service period and a penalty clause if product failure rates exceed a certain level over a seven year period. As of December 31, 2011 and 2010, the Company's customer advance balance related to Softbank agreements was $2.6 million and $0.2 million, respectively. The current deferred revenue balance related to Softbank was $15.8 million and $2.3 million as of December 31, 2011 and 2010, respectively. The Company's noncurrent deferred

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 20—RELATED PARTY TRANSACTIONS (Continued)

revenue balance related to Softbank was $7.2 million as of December 31, 2011 compared to $6.6 million as of December 31, 2010.

        As discussed in Note 6, the Company has a $1.9 million investment in SBI and affiliates of Softbank have a controlling interest in SBI.

        As of December 31, 2011 and 2010, Softbank beneficially owned approximately 9.7% and 9.4%, respectively, of the Company's outstanding shares.

Yellowstone

        Subsequent to the completion of BEIID investment on September 7, 2010, one of the Company's new directors also served as a director for Yellowstone Investment Advisory Ltd, or Yellowstone. During 2011 and 2010, the Company paid approximately $0.2 million and $0.2 million, respectively, for consulting services provided by Yellowstone. During 2011, the Company also paid a success fee of 0.9 million for acquisition support service provided by Yellowstone, the expense of which was recorded in 2010.

NOTE 21—401(K) PLAN

        On January 1, 2000, the Company adopted the UTStarcom, Inc. 401(k) Savings Plan, or 401(k) Plan, a cash-or-deferred arrangement, which covers the Company's eligible employees who have attained the age of 21. The Company's matching contributions were suspended, effective March 1, 2009. Prior to the suspension, the Company contributed $0.50 for each dollar contributed by qualified employees to the 401(k) Plan, to a maximum of $5,500 per employee for the 2009, 2008 and 2007 plan years. The plan was reinstituted in 2010 and the Company contributed to a maximum of $3,252 per employee for the 2010 plan year. The Company's matching contributions were subject to a five-year vesting schedule based upon longevity of employee service with the Company. Due to the transfer of the Company's U.S. based corporate operations to China, the 401(K) Plan was terminated as of October 1, 2010. No additional plan was adopted in 2011. Matching contributions were $0.3 million and $0.5 million for 2010 and 2009, respectively.

NOTE 22—VARIABLE INTEREST ENTITIES

TET

        In October 2008, the Company made an investment in Turnstone Environment Technologies LLC, or TET, a Delaware limited liability company formed for the purpose of licensing and developing energy efficient renewable cooling solutions for cell towers in the telecommunications industry. In exchange for 5,180,788 Series A Preferred units representing approximately 22% of voting interest in TET and 500,000 Series A Preferred warrants at an exercise price of $0.9265 per unit and with an expiration term of 5 years, the Company contributed $4.8 million in cash. The Company currently does not have any representation on TET's Board of Directors nor the ability to control the management and operation decisions of TET. The operations of TET are in the development stage and the entity is actively seeking additional investors. The Company does not intend to and has no obligation to fund future losses or make additional contributions other than its initial investment. As of December 31, 2009 and 2008, TET was in effect entirely funded by the Company's initial investment as the capital contributions of the other current investors were not substantive. The Company had determined that the venture was a variable interest entity and the Company was the primary beneficiary because it was

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 22—VARIABLE INTEREST ENTITIES (Continued)

exposed to the majority of the variable interest entity's expected losses. Therefore, the Company was required to consolidate TET's financial statements under ASC 810-10-15, Variable Interest Entities Subsections. Beginning January 1, 2009, the assets, liabilities and operating results of TET were consolidated into the Company's balance sheet and statement of operations. The assets, liabilities and operating results of TET were determined to be immaterial to the Company as of December 31, 2008 and to the Company's results of operations and cash flows for the full year and the fourth quarter of 2008 and, therefore, were not consolidated. TET had no revenues and $3.9 million in expenses for the year ended December 31, 2009, of which $3.1 million related to amortization of an acquired exclusive license to utilize solar cooling technology. The Company initially determined the appropriate amortization period for the exclusive license was to match the estimated revenue generation period from sale of products utilizing the licensed technology. In the third quarter of 2009, as a result of the delay in revenue generation, the Company changed its estimate to a systematic and rational allocation of straight-line amortization expense based on the term of the technology license. TET's operations were not considered to be integral to the Company's major operating activities. As such, all income and expenses from TET's operations, which were includable in the Company's income statement as a result of the application of ASC 810-10-15, Variable Interest Entities Subsections, were classified within operating expense in 2009.

        In the fourth quarter of 2009, the Company evaluated several fourth quarter events, including the continued unsuccessful efforts of TET to secure additional funding; the continued unsuccessful efforts of TET to locate a suitable local manufacturing partner, TET's continued need to amend and extend payment due dates of the acquired exclusive license to utilize solar cooling technology and the departure of a key employee of TET. The Company determined that the combined effect of these events, as well as others, was a triggering event for an impairment analysis of TET's long-lived assets. The Company furthered determined that the estimated cash flows from TET were not sufficient to recover the carrying value of TET's net assets. As a result, the Company recorded a $0.9 million impairment charge, included within operating expense, equal to its initial cost of investment of $4.8 million less the cumulative absorbed losses to date. As of December 31, 2009, the effect of consolidating TET resulted in an immaterial impact on the consolidated balance sheet.

        In June 2009, the FASB issued authoritative guidance which revised the approach to identifying primary beneficiaries from a quantitative-based risks-and rewards calculation to a qualitative approach when assessing whether an entity has a controlling financial interest in a variable interest entity. This analysis identifies the primary beneficiary of a VIE as one with the power to direct the activities of the VIE that most significantly impact the entity's economic performance and the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. The Company adopted this new guidance in the first quarter of fiscal year 2010. Under the new guidance, the Company concluded that it does not have the power to direct the activities of TET that most significantly impact the entity's economic performance, and therefore, is not TET's primary beneficiary which would require consolidation. The Company further concluded that under the new guidance it would have accounted for its initial investment under the cost method. The new guidance also requires an enterprise upon initial adoption to determine the carrying amount of an investment in an entity that is no longer consolidated, as if it always had applied the provisions of the new guidance. Because under either the consolidation model or the cost method, the balance(s) of the assets/liabilities (investment) would be zero in the financial statements of the Company at December 31, 2009 or January 1, 2010, respectively, the adoption of the new guidance in 2010 has no financial statement impact to the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 23—SUBSEQUENT EVENTS

Lease Termination

        In February 2012, the Company entered into a lease termination agreement for its office in Ireland. Under the term of the termination agreement, the Company is obliged to pay an early termination penalty of approximately $0.5 million to the landlord in order to get released from all the financial obligations associated with the lease. The Company has recorded the relevant restructuring charges in the first quarter of 2012. As of the filing date of this Annual Report on Form 20-F, the Company has paid the early termination penalty of $0.5 million to the landlord pursuant to the termination agreement.

Changes in the Board of Directors

        On March 31, 2012, Mr. Thomas Toy resigned as Chairman of Board of Directors and as a director, and he is serving as an advisor from April 1, 2012 to September 30, 2012.

Additional Factoring Line from Bank

        On March 26, 2012, the Company obtained one accounts-receivable factoring line of $31.8 million which can be used for without-recourse factoring on accounts receivable from China telecommunication operators. The factoring line became effective on April 1, 2012 and expires on March 31, 2013.

SCHEDULE I

UTSTARCOM HOLDINGS CORP. (UNCONSOLIDATED—PARENT COMPANY BASIS)

REGISTRANT BALANCE SHEETS

(in thousands, except par value)

	December 31,
	2011	2010
ASSETS
Investment in affiliated companies	$278,801	$246,574

Total assets	278,801	246,574

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable—intercompany	14,163	5,645
Total current liabilities	14,163	5,645

Total liabilities	14,163	5,645

Stockholders' equity:
Ordinary share: $0.00125 par value; 750,000 authorized shares; 156,507 and 155,327 shares issued at December 31, 2011 and December 31, 2010, respectively; 151,816 and 155,327 shares outstanding at December 31, 2011 and December 31, 2010, respectively (Note 1)	182	182
Additional paid-in capital	1,306,780	1,303,627
Treasury stock, at cost: 4,691,308 and nil shares at December 31, 2011 and December 31, 2010, respectively (Note 2)	(6,301)	—
Retained earnings	(1,118,916)	(1,132,303)
Accumulated other comprehensive income	82,893	69,423

Total stockholders' equity	264,638	240,929

Total liabilities and stockholders' equity	$278,801	$246,574

The accompanying notes are an integral part of these financial statements.

 UTSTARCOM HOLDINGS CORP. (UNCONSOLIDATED—PARENT COMPANY BASIS)

CONDENSED INFORMATION AS TO THE RESULTS OF OPERATIONS OF THE REGISTRANT

(in thousands)

Years Ended December 31,
	2011	2010	2009
Net sales
Unrelated parties	$—	$—	$—
Related parties	—	—	—
Intercompany	—	—	—

	—	—	—
Cost of sales
Unrelated parties	—	—	—
Related parties	—	—	—
Intercompany	—	—	—

Gross profit	—	—	—

Operating expenses:
Selling, general and administrative	2,217	2,631	3,014
Research and development	—	—	—
Amortization of intangible assets	—	—	—
Restructuring charges	—	—	—
Impairment of long-lived assets	—	—	—

Total operating expenses	2,217	2,631	3,014

Operating loss	(2,217)	(2,631)	(3,014)
Interest income	—	—	—
Interest expense	—	—	—
Other income, net	—	—	—

Loss before income taxes and equity in loss of affiliated companies	(2,217)	(2,631)	(3,014)
Equity in net income (loss) of affiliated companies	15,604	(62,498)	(222,674)
Income tax benefit (expense)	—	—	—

Net income (loss)	$13,387	$(65,129)	$(225,688)

The accompanying notes are an integral part of these financial statements.

UTSTARCOM HOLDINGS CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

NOTE 1—BASIS OF PRESENTATION

        UTStarcom Holdings Corp., or the Company, a Cayman Island corporation, is the parent company of all UTStarcom Holdings Corp. subsidiaries. The condensed financial statements of the Company have been prepared pursuant to the rules and regulations of the SEC and in conformity with U.S. GAAP.

        On June 24, 2011, the Company effected a merger, or the Merger, to reorganize the corporate structure of UTStarcom, Inc., a Delaware corporation incorporated in 1991, and its subsidiaries. As a result of the reorganization, UTStarcom Holdings Corp. became the parent company of UTStarcom, Inc. and its subsidiaries. Pursuant to the Merger, the Company issued an equal number of ordinary shares in exchange for the common stock of UTStarcom, Inc. Given the reorganization of the corporate structure on June 24, 2011, the prior period numbers have been adjusted as if the new corporate structure had been in place since the beginning of the earliest period presented in the above condensed financial statements.

        The Company is generally a holding company of certain subsidiaries and variable interest entities, or collectively subsidiaries. The condensed financial statements of the Company have been prepared with the assumption that the current corporate structure has been in existence throughout all relevant periods.

        The Company records its investment in subsidiaries under the equity method of accounting as prescribed in APB Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock." Such investment is presented on the balance sheet as "Investment in affiliated companies" and the subsidiaries' profit or loss are recognized based on the effective shareholding percentage as "Equity in net income (loss) of affiliated companies" on the results of operations.

        Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

        The Company is a shell company and does not have any activities. Operating expenses for the Company for the years ended December 31, 2011, 2010 and 2009 consisted mainly of the retaining fee for the Board of Directors, its director and officer insurance expenses, and the expenses associated with investor relations. As the Company does not have any cash activity, the recorded expenses were paid on behalf of the Company by UTStarcom, Inc., its subsidiary, and statements of cash flows have been omitted.

NOTE 2—REPURCHASE OF ORDINARY SHARES

        On August 12, 2011, the Company's Board of Directors approved a repurchase program of up to $20 million of its ordinary shares outstanding over the next 12 months through August 15, 2012. As of December 31, 2011, the Company has repurchased $6.3 million of the Company's ordinary shares. All the repurchased shares have been classified as treasury stock of the Company. The Company did not terminate this program prior to its expiration during the year 2011. The Company did not have any other share repurchase programs that have expired in 2011 and did not make further purchases of shares under any other programs during the year 2011.

 SCHEDULE II

UTSTARCOM HOLDINGS CORP.

VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

For the Years Ended December 31, 2011, 2010, and 2009

Description	Balance at beginning of the period	Charged (credited) to costs and expenses	Charged (credited) to other accounts(1)	(Deductions) Adjustments(2)	Balance at end of the period
	(in thousands)
Year ended December 31, 2011
Allowance for doubtful accounts	$32,176	$2,161	$—	$(4,192)	$30,145
Tax valuation allowance	$473,914	$(3,877)	$(813)	$—	$469,224
Year ended December 31, 2010
Allowance for doubtful accounts	$26,065	$5,499	$—	$612	$32,176
Tax valuation allowance	$481,742	$20,897	$(28,725)	$—	$473,914
Year ended December 31, 2009
Allowance for doubtful accounts	$37,359	$(6,757)	$—	$(4,537)	$26,065
Tax valuation allowance	$363,676	$112,172	$5,894	$—	$481,742

(1)
Charged (credited) against other comprehensive income.

(2)
Represents write-offs of allowance for doubtful accounts and foreign exchange differences.