Form 20-F
period 2012-12-31
UTSTARCOM HOLDINGS CORP.
filed 2013-04-26
CIK 1030471

Use these links to rapidly review the document
UTSTARCOM HOLDINGS CORP. TABLE OF CONTENTS
TABLE OF CONTENTS 2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2012
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

Room 303, Building H, Phoenix Place,
No. A5 Shuguangxili, Chaoyang District,
Beijing, P.R. China, 100028
(Address of principal executive offices)

Jing Ou-Yang
Room 303, Building H, Phoenix Place,
No. A5 Shuguangxili, Chaoyang District,
Beijing, P.R. China, 100028
Phone (86 10) 5638-3675)
Facsimile (86 10) 5638-3649
jouyang@utstar.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

None

Securities registered pursuant to Section 12(g) of the Act:

Title of Each Class	Name of Exchange on which Registered
Ordinary Shares, $0.00375 par value	The NASDAQ Stock Market LLC

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

NONE
(Title of Class)

           Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 47,656,092 ordinary shares, par value US$0.00375 per share.

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

           Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes    ☐ No

UTSTARCOM HOLDINGS CORP.

i

INTRODUCTION

        Unless the context otherwise requires, in this annual report on Form 20-F:

  •
  "We," "us," "our," and "our company" refer to UTStarcom Holdings Corp., an exempted company incorporated under the laws of the Cayman Islands in April 2011, and its direct and indirect subsidiaries;

  •
  "UTStarcom" refers to UTStarcom Holdings Corp.;

  •
  "Shares" or "ordinary shares" refers to our ordinary shares, par value $0.00375 per share;

  •
  "China" or "PRC" refers to the People's Republic of China, excluding, for the purpose of this annual report, Taiwan, Hong Kong and Macau; and

  •
  "RMB" or "Renminbi" refers to the legal currency of China, "JPY" or "Japanese Yen" refers to the legal currency of Japan, and "$" or "U.S. dollars" refers to the legal currency of the United States.

        Names of certain PRC companies provided in this annual report are translated or transliterated from their original PRC legal names.

        Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

        This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2010, 2011 and 2012.

        This annual report contains translations of certain Renminbi amounts into U.S. dollars at the rate of RMB6.2370 to $1.00, the noon buying rate on December 31, 2012 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See "Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuation in the value of the Renminbi may have a material adverse effect on your investment."

        This annual report also contains translations of certain Japanese Yen amounts into U.S. dollars at the rate of JPY86.7264 to $1.00, the noon buying rate on December 31, 2012 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Japanese Yen or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Japanese Yen, as the case may be, at any particular rate or at all. Fluctuation in the value of the Japanese Yen may have a material adverse effect on your investment. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Currency rate fluctuations may adversely affect our cash flow and operating results."

        Our ordinary shares are listed on the NASDAQ Stock Market, or NASDAQ, under the symbol "UTSI." On March 21, 2013, we effected a one-for-three reverse share split of our ordinary shares. Unless otherwise specified, all share and per share information in this annual report has been retroactively adjusted to reflect this reverse share split.

        On June 24, 2011, we effected a merger, or the Merger, to reorganize the corporate structure of UTStarcom, Inc., a Delaware corporation incorporated in 1991, and its subsidiaries. The Merger resulted in shares of the common stock of UTStarcom, Inc. being converted into the right to receive an equal number of ordinary shares in our capital, which were issued by us in connection with the Merger. Following the Merger, UTStarcom, Inc. became our wholly-owned subsidiary and we became the parent company of UTStarcom, Inc. and its subsidiaries. See Part I, Item 4.C for a list of our subsidiaries. We, together with our subsidiaries, continue to conduct our business in substantially the same manner as was conducted by UTStarcom, Inc. and its subsidiaries. The transaction was accounted for as a legal re-organization of entities under common control. Accordingly, we have prepared our consolidated financial statements as if the current corporate structure had been in existence throughout all relevant periods. Our consolidated financial statements prior to the Merger reflect the financial position, results of operations and cash flows of UTStarcom, Inc. and its subsidiaries. Our consolidated financial statements as of and for the years ended December 31, 2011 and 2012 reflect our financial position, results of operation and cash flows.

PART I

ITEM 1—Identity of Directors, Senior Management and Advisers

        Not applicable.

ITEM 2—Offer Statistics and Expected Timetable

        Not applicable.

ITEM 3—Key Information

A.
Selected Financial Data

        The following selected consolidated statement of operations data for the years ended December 31, 2010, 2011 and 2012 and the selected consolidated balance sheet data as of December 31, 2011 and 2012 have been derived from our audited financial statements included elsewhere in this annual report. The selected consolidated financial data should be read in conjunction with those financial statements and the accompanying notes and "Item 5. Operating and Financial Review and Prospects" below. Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

        Our selected consolidated statements of operations data for the years ended December 31, 2008 and 2009 and our consolidated balance sheets as of December 31, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements, which are not included in this annual report.

	Years Ended December 31,
	2012	2011	2010	2009	2008
	(in thousands, except per share amounts)
Consolidated Statement of Operations Data:
Net sales(1)	$186,728	$320,576	$291,535	$386,344	$1,640,449
Gross profit	$68,158	$114,334	$70,238	$64,979	$261,242
Operating income (loss)(2)	$(32,586)	$20,799	$(73,722)	$(218,688)	$(176,216)
Net income (loss) attributable to UTStarcom Holdings Corp.(3)	$(34,385)	$13,387	$(65,129)	$(225,688)	$(150,316)
Net income (loss) per share attributable to UTStarcom Holdings Corp.—Basic and Diluted.(4)	$(0.71)	$0.26	$(1.43)	$(5.31)	$(3.66)

	Years Ended December 31,
	2012	2011	2010	2009	2008
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$179,880	$301,626	$351,507	$265,843	$309,603
Working capital	$196,372	$280,010	$213,736	$94,591	$312,072
Total assets	$488,091	$600,940	$784,283	$929,111	$1,310,806
Total short-term debt	$—	$—	$—	$—	$—
Long-term debt	$—	$—	$—	$—	$—
Total UTStarcom Holdings Corp. shareholders' equity	$215,842	$264,638	$240,929	$255,359	$466,834

(1)
On July 1, 2008, we completed our divestiture of UTStarcom Personal Communications LLC, or PCD. Revenue for the year ended December 31, 2008 related to PCD was $880 million. In July 2009, we sold our Korean operations and as of December 31, 2009, we had substantially completed the wind-down of our worldwide handset operations. As a result of this wind-down, net sales for the year ended December 31, 2010 decreased as compared to the year ended December 31, 2009. During 2011, driven by the increased sales of our Packet Transport Network, or PTN, products in Japan and RollingStream™ infrastructure products in India and Thailand, net sales in 2011 increased compared to 2010. On August 31, 2012, the Company completed the divestiture of its IPTV business. Revenue for the years ended December 31, 2012 and 2011 related to divested IPTV business was $29.5 million and $141.4 million, respectively, which partially contributed the net sales decrease in 2012. The net sales decrease in 2012 was primary due to the completion of amortization of deferred revenue associated with PAS infrastructure sales in 2011. The net sales from the amortization of deferred revenue associated with PAS infrastructure sales was $95.3 million in 2011

In July 2012, we announced a number of strategic initiatives, including the divestiture of our IPTV business, which accounted for 44.1% and 15.8% of our total revenues in 2011 and 2012, respectively. The divestiture was closed in August 2012, which partially contributed the net sales decrease in 2012. The divested IPTV business became a privately-held standalone company led by Mr. Jack Lu, our former chief executive officer. As part of the transaction, we invested in the IPTV business through a $20 million convertible bond that will be convertible into 33% of the new IPTV business's common stock in five years. The new IPTV business entered into a brand licensing arrangement with us to ensure business continuity for its customers and business partners. The divestiture served as a means of redeploying capital to support higher return opportunities, particularly in the value-added services area, and accelerated our ongoing transition into a higher growth business

(2)
Operating income (loss) includes the following items:

	Years Ended December 31,
	2012	2011	2010	2009	2008
	(in thousands)
Bad debt expense (recovery)	$(1,154)	$2,212	$5,513	$(6,757)	$(5,227)
Impairment of goodwill, other long-lived assets and long-term investments(5)	$3,043	$476	$—	$33,287	$27,220
Restructuring	$358	$2,386	$16,018	$46,495	$13,059
Net gain (Loss) on divestitures	$(16,239)	$4,546	$5,548	$100	$7,782
(3)
Net income (loss) attributable to UTStarcom Holdings Corp. for the years ended December 31, 2010 and 2009 included no significant non-operating income or expense items. In addition to the items included in the operating losses discussed above, net loss attributable to UTStarcom Holdings Corp. for the year ended December 31, 2008 included a $47.9 million gain from sale of certain investments and liquidation of investment in a variable interest entity. We incurred foreign exchange losses of $4.7 million, $8.9 million and $9.9 million for the years ended December 31, 2012, 2011 and 2008, respectively, and foreign exchange gains of $8.0 million and $6.3 million and for the years ended December 31, 2010 and 2009, respectively.
  In the fourth quarter of 2012, we performed the impairment assessment based on the information then available to us for the fair value of GCT Semiconductor, or GCT, one of the companies in which we invested, and recorded an impairment charge of $1.0 million for the year ended December 31, 2012. On Apr 4, 2013, we received an official invitation from GCT to participate in its next round of financing in its preferred stock. However the value of GCT based on the latest information from such official financing invitation is lower than the value we previously assessed in the fourth quarter of 2012. Therefore, we recorded an additional $1.2 million expense of impairment provision for long term investments for the year ended December 31, 2012 and as a result the total impairment provision for long term investments on our investment in GCT totaled $2.2 million for the year ended December 31, 2012.
  Net income (loss) attributable to UTStarcom Holdings Corp. for the years ended December 31, 2011 included $8.9 million of foreign exchange loss mainly attributed to the depreciation of the INR against USD in the first nine months of 2011.
  Net income (loss) attributable to UTStarcom Holdings Corp. for the years ended December 31, 2012 included income of $1.5 million resulting from the release of a portion of the reserve related to a tax liability warranty provided to the buyers of UTStarcom's subsidiary in Korea due to the expiration of the statute of limitation and $4.7 million of foreign exchange loss as a result of depreciation of JPY against USD in 2012.

(4)
On March 21, 2013, we effected a one-for-three reverse share split of our ordinary shares. As a result, our authorized share capital was amended by the consolidation of the 750,000,000 Ordinary Shares of US$0.00125 par value each prior to the reverse share split into 250,000,000 Ordinary Shares of US$0.00375 par value each after the reverse share split. The Net income (loss) per share attributable to UTStarcom Holding Corp basic and diluted for 2012, 2011, 2010, 2009 and 2008 were recomputed to reflect retroactively the one-for-three reverse share split.

(5)
In fourth quarter of 2012, we performed the impairment assessment based on the information then available to us for the fair value of GCT, one of the companies in which we invested, and recorded an impairment charge of $1.0 million for the year ended December 31, 2012. On Apr 4, 2013, we received an official invitation from GCT to participate in its next round of financing in its preferred stock. However the value of GCT based on the latest information from such official financing invitation is lower than the value we previously assessed in the fourth quarter of 2012. Therefore, we recorded an additional $1.2 million expense of impairment provision for long term investments for the year ended December 31, 2012 and as a result the total impairment provision for long term investments on our investment in GCT totaled $2.2 million for the year ended December 31, 2012.

B.
Capitalization and Indebtedness

        Not applicable.

C.
Reasons for the Offer and Use of Proceeds

        Not applicable.

D.
Risk Factors

Risks Related to Our Business

We have a history of operating losses and may not have sufficient liquidity to execute our business plan or to continue our operations without obtaining additional funding or selling additional securities. We may not be able to obtain additional funding under commercially reasonable terms or issue additional securities.

        We reported net loss attributable to UTStarcom Holdings Corp. of $34.4 million for the year ended December 31, 2012, compared to net income of $13.4 million and net loss of $65.1 million for the years ended December 31, 2011 and 2010, respectively. As of December 31, 2012, we had an accumulated deficit of $1,153.3 million, and we used $25.6 million of cash in operations during the year ended December 31, 2012.

        Our management has developed liquidity plans and implemented such plans, among other actions, through the sale of our facility in Hangzhou, China for approximately $138.8 million in December 2009. As of May 31, 2010, the Company had received all of the sales proceeds and met all criteria for consummation of sale of the Hangzhou facility. In the third quarter of 2012, the company divested its loss-making IPTV equipment business through a one-time payment of $30 million, which effectively helped the company to redeploy capital to support higher return opportunities. As of December 31, 2012 we had $179.6 million in cash or cash equivalents. See Notes 3 and 7 to our consolidated financial statements included under Item 18 of this Annual Report on Form 20-F. Our management believes that we will have sufficient liquidity in 2013 to finance our anticipated operations, capital expenditure requirements and new business acquisitions and investments, as well as achieve projected cash collections from customers and contain expenses and cash used in operations. However, we may not achieve such operating performance and our management expects to continue to implement our liquidity plans, including reducing operating expenses and improving cash collections and receivable turnover. However, if we cannot successfully implement our liquidity plans, it may be necessary for us to make significant changes to our business plans and strategy to maintain adequate liquidity. In addition, various other factors may negatively impact our liquidity, such as:

  •
  our inability to achieve planned operating results, which may increase liquidity requirements beyond those considered in our business plans;

  •
  our growth initiatives, which may increase liquidity requirements beyond those considered in our business plans;

  •
  changes in our business conditions or the financial markets that could limit our access to existing credit facilities or make new sources of financing more costly or commercially unviable; and

  •
  changes in China's currency exchange control regulations, which could limit our ability to access cash outside of China to meet liquidity requirements for our operations in China, or vice-versa.

        Although our management has developed liquidity plans, we may have difficulty maintaining existing relationships or developing new relationships with suppliers or vendors as a result of our current financial condition. Our suppliers or vendors may choose to provide products or services to us on more stringent payment terms than those currently in place, such as requiring advance payment or payment upon delivery, which may have a negative impact on our short-term cash flows, and in turn materially and adversely affect our ability to retain current customers, attract new customers and maintain contracts that are critical to our operations.

        If we cannot meet our liquidity needs through improved operating results, we may need to obtain additional financing from financial institutions or other third parties. However, we may not be able to obtain financing under commercially reasonable terms, or at all. Additionally, we may not be able to sell additional securities to meet our liquidity needs, and any such sale of securities would dilute the ownership of our shareholders.

Our new strategic plan may not be successful, which may materially and adversely affect our financial results.

        On November 15, 2012, we announced a new strategic plan to build on our past transition initiatives and focus our business on media operational support services and broadband equipment products and services, with the aim to become a next generation media company and participate in new and higher-margin business areas. We expect that the adoption of this new strategic plan will in time result in a more predictable, recurring revenue stream based on a large number of sources. However, we may not be successful in the redirection of the focus of our business or in the markets where we expect to focus our growth efforts. If our current or future strategic plans for the business of our company are not as successful as originally anticipated, or at all, our business, financial prospects and results of operations may be materially and adversely affected.

Our cost-reduction initiatives and restructuring plans may not result in anticipated savings or more efficient operations. Our restructuring may disrupt our operations and adversely affect our operations and financial results.

        On June 11, 2009, we announced a restructuring of our worldwide operations in an effort to accelerate our return to profitability, strategically align our cost structure with expected revenues and reallocate resources into areas of our business that we believe have more growth potential. In February 2010, we announced that we would move our headquarters from California to Beijing, China, and also moved certain key functions such as finance management to China in order to eliminate functional duplication and reduce operating expenses. Throughout 2010 and 2011, we continued to execute our restructuring strategies. On June 24, 2011, we completed the Merger, which changed our place of incorporation from the United States to the Cayman Islands. By redomiciling to a jurisdiction outside the United States, we qualified as a "foreign private issuer" under the rules and regulations of the Securities and Exchange Commission, or the SEC, and thereby reduced our operational, administrative, legal and accounting costs. We substantially completed our 2009 restructuring plan as of the end of 2011. On August 31, 2012, we completed the divestiture of our IPTV business to redeploy capital to support higher return opportunities and reduce the operating expenses. On March 29, 2013, we completed to dispose our Next Generation Network, or NGN, related assets. On April 9, 2013, we completed the disposal of our DOCSIS-EOC related assets. However, our restructuring may not improve our results of operations and cash flows as we anticipated. Our inability to realize the benefits of our cost-reduction initiatives and restructuring plans may result in an ineffective business structure that could negatively impact our results of operations. In addition to severance and other employee-related costs, our restructuring plans may also subject us to litigation risks and expenses.

        Our restructuring may also have other adverse consequences, such as employee attrition beyond our planned reduction in workforce, the loss of employees with valuable knowledge or expertise, a negative impact on employee morale and gains in competitive advantages by our competitors. Our restructuring may also place increased demands on our personnel and could adversely affect our ability to attract and retain talent, develop and enhance our products and services, service our existing customers, achieve our sales and marketing objectives and perform our accounting, finance and administrative functions.

        We may undertake future cost-reduction initiatives and restructuring plans that may materially and adversely impact our operations. If we do not realize the anticipated benefits of any future restructurings, our operations and financial results could be adversely affected.

Market turmoil may negatively impact our business.

        Disruptions to worldwide financial markets in recent years resulting from, among other factors, severely diminished liquidity, credit availability and volatile and declining valuations of securities and other investments, have caused business and consumer confidence to fluctuate, business activities to slow down and unemployment to increase globally. These factors, along with the interconnectivity and interdependency of international economies, have created a global downturn in economic activity.

        We are unable to predict how long the economic downturn will last. A continuing economic downturn may adversely impact our business in a number of ways, such as:

  •
  Reduced demand for our products and services.  In a period of economic uncertainty, customers may adopt a strategy of deferring purchases to upgrade existing systems or deployment of new systems until the recoverability of their investment would be more assured. In addition, customers who must finance their capital expenditures by issuance of debt or equity securities may find capital markets unavailable to them.

  •
  Increased pricing pressure and lower margins.  Our competitors include a number of global enterprises of relatively greater size in terms of revenues, working capital, financial resources and number of employees, and our customers are telecommunication service providers who typically are owned, controlled or sponsored by governments. If the size of our potential markets contract due to the global economic downturn, competition for available contracts may become more intense, which could require us to offer or accept pricing, payment or local content terms with worse commercial terms. In certain cases, we may be unwilling or unable to compete for business where competitive pressures make a potential opportunity unprofitable to us.

  •
  Greater difficulty in collecting accounts receivable.  Many of our telecommunication carrier customers are either owned or controlled by governments and any changes in such governments' policies concerning the authorization or funding of payments for capital expenditures in response to global economic conditions could lengthen our cash collection cycle and thereby cause our liquidity to deteriorate. Additionally, while the vast majority of our net sales are to such large, well-capitalized telecommunication carriers, certain sales are made to distributors or other customers who have less stable financial resources, which could expose us to decreasing sales, delaying revenue recognition or accepting greater collection risks due to credit quality issues.

  •
  Greater difficulty in obtaining purchased goods and services.  We expect that many of our suppliers will face the same or more challenging circumstances as we face in the current economic downturn, which could result in an adverse effect on our cash flows and liquidity. Some suppliers or vendors could choose to provide products or services to us on more stringent payment terms than those currently in place, such as requiring advance payment or payment upon delivery. Additionally, certain suppliers may experience worsening financial conditions, causing them to either withdraw from the market or be unable to deliver goods that we have ordered on a timely basis, either of which could in turn adversely affect our ability to serve our customers and lengthen our production cycle. Additionally, if we need to seek alternative supply sources, our costs, production cycle and customer satisfaction may be materially and adversely affected.

  •
  Additional restructuring and asset impairment charges.  If we are unable to generate the level of new contract bookings, sales and cash flow contemplated by our business plans, our management will be forced to take further action to focus our business activities and align our cost structure with anticipated revenues. These actions, if necessary, could result in additional restructuring charges and/or asset impairment charges being recognized in 2013 and beyond.

Changes in our management may cause uncertainty in, or be disruptive to, our business. Certain of our directors and management team members have been with us in those capacities for only a short time.

        We have experienced significant changes in our management and our Board of Directors. For example, in August 2012, we appointed Mr. William Wong as our Chief Executive Officer and Mr. Xiaoping Li as our chairman of the Board of Directors. In addition, Ms. Jin Jiang resigned as Chief Financial Officer in October 2012, and we appointed Mr. Tianruo Pu, the former chairman of our Audit Committee of the Board of Directors, as our Chief Financial Officer. In the same month, we appointed Mr. Sean Shao as an independent director and the chairman of the Audit Committee. Although we have endeavored to implement any director and management transition in as non-disruptive a manner as possible, any such transition might impact our business, and give rise to uncertainty among our customers, investors, vendors, employees and others concerning our future direction and performance, which may materially and adversely affect our business, financial condition, results of operations and cash flows, and our ability to execute our business model.

        In addition, because certain members of our management and board of directors have served in their respective capacities for only limited durations, we face the additional risks that these persons:

  •
  have limited familiarity with our past practices;

  •
  lack experience in communicating effectively within our team and with other employees and directors;

  •
  lack settled areas of responsibility; and

  •
  lack established track records in managing our business strategy.

We have a rapidly evolving business model, and if our new product and service offerings fail to attract or retain customers or generate revenue, our growth and operating results could be harmed.

        We have a rapidly evolving business model and are regularly exploring entry into new market segments and introduction of new products, features and services with respect to which we may have limited experience. In the past, we have added additional types of services and product offerings, and in some cases, we have modified or discontinued those offerings. For example, as part of our transition to being a provider of media operation support services, we launched our next generation video service cloud platform and several commercial applications associated with this platform in 2012. However, due to limited resources, we decided to discontinue the offering of these products and services in the same year. We may continue to offer additional types of products or services in the future, but these products and services may not be successful. The additions and modifications to our business have increased its complexity and may present new and significant technological challenges, as well as strains on our management, personnel, operations, systems, technical performance, financial resources, and internal financial control and reporting functions. The future viability of our business will depend on the success of our new business model and product and service offerings, and if they fail to attract or retain customers or generate revenue, our growth and operating results could be materially and adversely affected.

Our overall financial performance continues to depend in large part on our China subsidiaries but is increasingly dependent on our sales to a related party in Japan.

        Approximately 20.6% of our sales were generated in China in 2012, as compared to approximately 49% and 57% of our sales in 2011 and 2010, respectively. Subsequent to the divestiture of our IPTV business in August 2012, Japan accounted for a larger portion of our overall sales. In 2012, 53.2% of our sales were generated in Japan, with 92.7% of those sales being to SOFTBANK CORP. and its related entities, or collectively, Softbank. See "—We rely on a Japanese customer, which is a related party to us, for a significant portion of our net sales. Any deterioration of our relationship or any interruption to our ongoing collaboration with this customer may significantly harm our business, financial condition and results of operations." Therefore, our business, financial condition and results of operations, in addition to being subject to the risk of changes in our relationship with Softbank, are to a significant degree subject to economic, political, legal and social developments and other events in Japan. If our business in Japan declines, our financial condition, results of operations and cash flows may be significantly harmed.

We may be unable or unwilling to accept additional purchase orders from existing customers, which could damage our relationships with such customers and lead to legal and financial consequences which could harm our business.

        Due to commercial considerations or other strategic factors, we may from time to time be unable or unwilling to accept additional purchase orders from existing customers. If an existing customer places a purchase order with us that we subsequently refuse to accept, our relationship with such customer may be harmed. Moreover, any refusal or inability by us to accept additional purchase orders placed by an existing customer based on any standing contract may result in legal claims by our customers, reduced collections from previous purchase orders and financial penalties, which could distract our management and harm our business. Certain of our contracts have significant performance bank guarantees that, subject to the terms in the contracts, may be paid to the customer in the event of a default by us in addition to any other remedies it may have.

Adverse resolution of pending civil litigation may harm our operating results or financial condition.

        We are a party to lawsuits in the normal course of our business. These lawsuits and any future litigation could be time consuming and expensive and divert our management's attention away from our regular business. Additionally, the adverse resolution of litigation against us could have a material adverse effect on our financial condition, liquidity and reputation. Moreover, the results of complex legal proceedings are difficult to predict. For additional information regarding certain matters in which we are involved, see "Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings".

Our future product sales are unpredictable and our operating results are likely to fluctuate from quarter to quarter as a result.

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

  •
  unpredictable revenue recognition timing, which is based primarily on customer acceptance of delivered products;

  •
  cancellation, deferment or delay in implementation of large contracts;

  •
  quality issues resulting from the design or manufacture of the products, or from the software used in the products;

  •
  cash collection cycles in China, Japan and other emerging markets;

  •
  reliance on product, software and component suppliers which may constitute a sole source of supply or may have going concern issues;

  •
  the decline in business activity we typically experience during the Lunar New Year holiday in China, which leads to decreased sales and collections during our first fiscal quarter;

  •
  issues that might arise from divestiture of non-core assets or operations or the integration of acquired entities and the inability to achieve expected results from such divestitures or acquisitions;

  •
  shifts in our product mix or market focus; and

  •
  availability of adequate liquidity to implement our business plan.

        As a result of these and other factors, period-to-period comparisons of our operating results are not necessarily meaningful or indicative of future performance. In addition, the factors noted above may make it difficult for us to forecast our future financial performance. Furthermore, it is possible that in some future quarters our operating results will fall below our internal forecasts, public guidance or the expectations of securities analysts or investors, which may adversely affect the trading price of our ordinary shares.

Competition in our markets may lead to reduced prices, revenues and market share.

        We currently face and will continue to face intense competition from both domestic and international companies in our target markets, many of which may operate under lower cost structures and have much larger sales forces than we do. Additionally, other companies not presently offering competing products may also enter our target markets. Many of our competitors have significantly greater financial, technical, product development, sales, marketing and other resources than we do. As a result, our competitors may be able to respond more quickly to new or emerging technologies and changes in service provider requirements. Our competitors may also be able to devote greater resources than we can to the development, promotion and sale of new products. These competitors may be able to offer significant financing arrangements to service providers, which may give them a competitive advantage in selling systems to service providers with limited financial resources. In many of the developing markets in which we operate or intend to operate, relationships with local governmental telecommunications agencies are important to establish and maintain through permissible means. In many such markets, our competitors may have or be able to establish better relationships with local governmental telecommunications agencies than we have, which could result in their ability to influence governmental policy formation and interpretation to their advantage. Additionally, our competitors might have better relationships with their third party suppliers and obtain component parts at reduced rates, allowing them to offer their end products at reduced prices. Moreover, the telecommunications and data transmission industries have experienced significant consolidation, and we expect this trend to continue. Increased customer concentration may increase our reliance on larger customers and our bargaining position and profit margins may suffer.

        Increased competition is likely to result in price reductions, reduced profit margin and loss of market share, any one of which could materially harm our business, cash flows and financial condition. In order to remain competitive, we must continually reduce the cost of manufacturing our products through design and engineering changes and other cost control measures. We may not be successful in these efforts or in delivering our products to market in a timely manner. In addition, any redesign may not result in sufficient cost reductions to allow us to reduce the prices of our products to remain competitive or to improve or maintain our profit margin, which would cause our financial results to suffer.

        To remain competitive, we may enter into contracts with low profitability or even anticipated losses if we believe it is necessary to establish a relationship with a customer or a presence in a market that we consider important to our strategy. Entering into a contract with an anticipated loss requires us to recognize a provision for the entire loss in the period in which it becomes evident rather than in later periods in which contract performance occurs. Entering into contracts with low gross margins adversely affects our reported results when the revenues from such contracts are recognized; in some cases revenue recognition must be deferred until all revenue recognition criteria have been met, which would result in the adverse effects of low gross margin contracts being reflected in periods subsequent to when contract performance occurred.

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

        The average selling prices of our products may continue to decrease in the future in response to product introductions by us or our competitors or other factors, including price pressures from customers. Certain of our products, including Multi-service Access Network, or MSAN, Gigabit Ethernet Passive Optical Network, or GPON or commonly referred to as Ethernet PON, or EPON, etc., historically have had low gross profit margins, and any further deterioration of our profit margins on such products could result in losses with respect to such products. Therefore, we must continue to develop, source and introduce new products and enhancements to existing products that incorporate features that can be sold at higher average selling prices. Failure to do so, or the failure of consumers or our direct customers to accept such new products, could cause our revenues and gross profit to decline.

Our market is subject to rapid technological change and we must continually introduce new products and product enhancements that achieve market acceptance to compete effectively.

        The market for communications equipment is characterized by rapid technological developments, frequent new product introductions, changes in consumer preferences and evolving industry and regulatory standards. Our success will depend in large part on our ability to enhance our technologies and develop and introduce new products and product enhancements that anticipate changing service provider requirements, technological developments and evolving consumer preferences. We may need to make substantial capital expenditures and incur significant R&D expenses to develop and introduce new products and enhancements. If we fail to develop and introduce new products or enhancements to existing products that effectively respond to technological change on a timely basis, our business, financial condition and results of operations could be materially and adversely affected.

        Certain of our products are subject to rapid changes in standards, applications and technologies. Moreover, from time to time, we or our competitors may announce new products or product enhancements, technologies or services that have the potential to replace or shorten the life cycles of our products and that may cause customers to defer purchasing our existing products, resulting in charges for inventory obsolescence reserves. Future technological advances in the communications industry may diminish or inhibit market acceptance of our existing or future products or render our products obsolete. Even if we are able to develop and introduce new products, they may not gain market acceptance. Market acceptance of our products will depend on various factors, including:

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

        If our products fail to obtain market acceptance in a timely manner, our business and results of operations could be materially and adversely affected.

We purchase certain key components and materials used in our products from authorized distributors of sole source suppliers. If we cannot secure adequate supplies of high quality products at competitive prices or in a timely manner, our competitive position, reputation and business could be harmed.

        We purchase certain key components and materials, such as chipsets, used in our products from authorized distributors of sole source suppliers. We do not have direct contractual arrangements with the sole source suppliers of chipsets used in our products. If we are unable to obtain high-quality components and materials in the quantities required and at the costs specified by us, we may not be able to find alternative sources on favorable terms, in a timely manner, or at all. Our inability to obtain or to develop alternative sources if and as required could result in delays or reductions in manufacturing or product shipments. From time to time, there may be shortages of certain products or components. Moreover, the components and materials we purchase may be inferior quality products. If an inferior quality product supplied by a third party is used in our end product and causes a problem, our end product may be deemed responsible and our competitive position, reputation and business could suffer.

        Our ability to source a sufficient quantity of high-quality, cost-effective components used in our products may also be limited by import restrictions and duties in the foreign countries where we manufacture our products. We require a significant number of imported components to manufacture our products, and these imported components may be limited by a variety of permit requirements, approval procedures, patent infringement claims, import duties and licensing requirements. Moreover, import duties on such components increase the cost of our products and may make them less competitive.

Our multinational operations may strain our resources and subject us to various economic, political, regulatory and legal risks.

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

        Furthermore, our multinational operations are subject to a variety of risks, such as:

  •
  the complexity of complying with a variety of foreign laws and regulations in each of the jurisdictions in which we operate;

  •
  the complexity of complying with anti-corruption laws in each of the jurisdictions in which we operate, including United States regulations for foreign operations such as the Foreign Corrupt Practices Act as well as the anti-bribery and anti-corruption laws of China and India where we conduct substantial operations. There is rigorous enforcement of anti-corruption laws in the United States and in China, and the violation of these laws may result in substantial monetary and even criminal sanctions;

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

  •
  the complexity of compliance with the varying taxation requirements of multiple jurisdictions;

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

Our success depends on our ability to hire and retain qualified personnel, including senior managers. If we are not successful in attracting and retaining these personnel and in managing key employee turnover, our business will suffer.

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

        Notwithstanding our recent workforce restructurings, to effectively manage our operations, we will need to recruit, train, assimilate, motivate and retain qualified employees, especially in China. Competition for qualified employees is intense, and the process of recruiting personnel in all fields, including technology, R&D, sales and marketing, finance and accounting, administration and management with the combination of skills and attributes required to execute our business strategy can be difficult, time-consuming and expensive. We must continue to implement hiring and training processes that are capable of quickly deploying qualified local residents to support our products and services knowledgeably. Alternatively, if there is an insufficient number of qualified local residents available, we might incur substantial costs importing expatriates to service new global markets. For example, we have historically experienced and continue to experience difficulty finding qualified accounting personnel knowledgeable in both U.S. and PRC accounting standards who are PRC residents. In addition, we made changes within our senior management team in China. If our current senior management in China cannot maintain and/or establish key relationships with customers, governmental entities and other relevant parties in China, our business may decline significantly. If we fail to attract, hire, assimilate or retain qualified personnel, our business would be harmed. Our recent layoffs also have an adverse effect on our ability to attract and retain critical staff. Competitors and others have in the past, and may in the future, attempt to recruit our employees. In addition, companies in the telecommunications industry whose employees accept positions with competitors frequently claim that the competitors have engaged in unfair hiring practices. We may be the subject of these types of claims in the future as we seek to hire qualified personnel. Some of these claims may result in material litigation and disruption to our operations. We could incur substantial costs in defending ourselves against these claims, regardless of their merit.

Currency rate fluctuations may adversely affect our cash flow and operating results.

        Our business is subject to risk from changing foreign exchange rates because we conduct a substantial part of our business in a variety of currencies other than the U.S. Dollar. Historically, a substantial portion of our sales have been made in China and denominated in Renminbi, or RMB. In 2012, a substantial portion of our sales have been made in Japan and denominated in Japanese Yen. We also have made significant sales denominated in Euros and Indian Rupees. Additionally, we have exposures to emerging market currencies, which can have extreme currency volatility. Adverse movements in currency exchange rates may negatively affect our cash flow and operating results. For example, during 2008, we incurred an approximately $9.9 million net foreign currency loss attributed to adverse movements in currency exchange rates. Although we recognized a net foreign currency gain of $6.3 million and $8.0 million in 2009 and 2010, respectively, we recorded a $8.9 million net foreign currency loss in 2011 and a $4.7 million net foreign currency loss in 2012. We currently do not use forward and option contracts to hedge against the risk of foreign currency rate fluctuation in the eventual net cash inflows and outflows resulting from foreign currency denominated transactions with customers, suppliers, and non-U.S. subsidiaries. Furthermore, we would be limited in our ability to hedge our exposure to rate fluctuations in certain currencies, including the RMB, due to governmental currency exchange control regulations that restrict currency conversion and remittance. Even if we engage in hedging activities in the future, we may not be successful in minimizing the impact of foreign currency fluctuations. As a result, fluctuations in foreign currencies may have a material impact on our business, results of operations and financial condition.

We may not be able to take advantage of acquisition opportunities or achieve the anticipated benefits of completed acquisitions.

        We have in the past acquired certain businesses, products and technologies. We will continue to evaluate acquisition prospects that would complement our existing product offerings, augment our market coverage, enhance our technological capabilities, or that may otherwise offer growth opportunities. To the extent we may desire to raise additional funds for purposes not currently included in our business plan, such as to take advantage of acquisition opportunities or otherwise develop new or enhanced products, respond to competitive pressures or raise capital for strategic purposes, additional financing for these or other purposes may not be available on acceptable terms or at all. If we raise additional funds through the issuance of equity securities, our shareholders will experience dilution of their ownership interest, and the newly issued securities may have rights superior to those of ordinary shares. If we raise additional funds by issuing debt, our ability to meet our debt service obligations will be dependent upon our future performance, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control. Additionally, debt obligations may subject us to limitations on our operations and increased leverage. In addition, acquisitions involve numerous risks, including difficulties in the assimilation of operations, technologies, products and personnel of the acquired company; failures in realizing anticipated synergies; diversion of management's attention from other business concerns; adverse effects on existing business relationships with customers; difficulties in retaining business relationships with suppliers and customers of the acquired company; risks of entering markets in which we have no direct or limited prior experience; the potential loss of key employees of the acquired company; unanticipated costs; difficulty in maintaining controls, procedures and policies during the transition and integration process; failure of our due diligence process to identify significant issues, including issues with respect to product quality, product architecture and legal and financial contingencies; product development; significant exit charges as impairment charges if products or businesses acquired are unsuccessful or do not perform as expected; potential future impairment of our acquisitions or investments; potential full or partial write-offs of acquired assets or investments and associated goodwill; potential expenses related to the amortization of intangible assets; and, in the case of the acquisition of financially troubled businesses, challenges as to the validity of such acquisitions from third party creditors of such businesses.

We may be unable to adequately protect against the loss or misappropriation of our intellectual property, which could substantially harm our business.

        We rely on a combination of patents, copyrights, trademarks, trade secret laws and contractual obligations to protect our technology. We have patents issued in the United States and internationally and have pending patent applications internationally. Additional patents may not be issued from our pending patent applications, and our issued patents may not be upheld. In addition, we have, from time to time, chosen to abandon previously filed patent and trademark applications. Moreover, we may face difficulties in registering our existing trademarks in new jurisdictions in which we operate, and we may be forced to abandon or change product or service trademarks because of the unavailability of our existing trademarks or because of oppositions filed or legal challenges to our trademark filings. The intellectual property protection measures that we have taken may not be sufficient to prevent misappropriation of our technology or trademarks and our competitors may independently develop technologies that are substantially equivalent or superior to ours. In addition, the legal systems of many foreign countries do not protect or honor intellectual property rights to the same extent as the legal system of the United States. For example, in China, the legal system in general, and the intellectual property regime in particular, are still in the development stage. It may be very difficult, time-consuming and costly for us to attempt to enforce our intellectual property rights in these jurisdictions.

We may be subject to claims that we infringe the intellectual property rights of others, which could substantially harm our business.

        The industry in which we compete is moving towards aggressive assertion, licensing and litigation of patents and other intellectual property rights. From time to time, we have become aware of the possibility or have been notified that we may be infringing certain patents or other intellectual property rights of others. Regardless of their merit, responding to such claims could be time consuming, divert management's attention and resources and cause us to incur significant expenses. In addition, although some of our supplier contracts provide for indemnification from the supplier with respect to losses or expenses incurred in connection with any infringement claim, certain contracts with our key suppliers do not provide for such protection. Moreover, certain of our sales contracts provide that we must indemnify our customers against claims by third parties for intellectual property rights infringement related to our products. There are no limitations on the maximum potential future payments under these guarantees. Therefore, we may incur substantial costs related to any infringement claim, which may substantially harm our results of operations and financial condition.

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

        From time to time we make financial and/or strategic investments in third party businesses. We cannot be certain that such investments will be successful. In certain instances we have lost part or all of the value of such investments, resulting in a financial loss and/or the loss of potential strategic opportunities. We recognize an impairment charge on our investment when a decline in the fair value of such investment below the cost basis is judged to be other-than-temporary. In making this determination, we review several factors to determine whether the losses are other-than-temporary, including but not limited to: (i) the length of time the investment was in an unrealized loss position, (ii) the extent to which fair value was less than cost, (iii) the financial condition and near term prospects of the issuer, and (iv) our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value. For the year ended December 31, 2012, we recorded impairment charges of $3.0 million related to long-term investment. If we have to write-down or write-off our investments, or if potential strategic opportunities do not develop as planned, our financial performance may suffer. Moreover, these investments are often illiquid, such that it may be difficult or impossible for us to monetize such investments.

We could incur asset impairment charges for goodwill, intangible assets or other long-lived assets or long-term investemens, which could negatively affect our future operating results and financial condition.

        Historically, we had goodwill, intangible assets, other long-lived assets and long-term investments, the value of which may decrease, or be impaired, over time. As of December 31, 2012, we had no goodwill and intangible assets, but had other long-lived assets and long-term investments, and we may have goodwill and intangible assets in the future. We are required to perform periodic assessments for any possible impairment of our goodwill, intangible assets, other long-lived assets and long-term investments for accounting purposes. We test goodwill for impairment during the fourth quarter of each fiscal year, or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. These events or circumstances include unfavorable variances from established business plans, significant changes in forecasted results or volatility inherent in external markets and industries. We review the recoverability of the carrying value of long-lived assets held and used and long-lived assets to be disposed of whenever events or changes in circumstances indicate that the carrying value of the assets or asset groups may not be recoverable. For example, in the fiscal year ended December 31, 2009, we recorded impairment charges of $33.3 million related to long-lived assets. Any such charge may adversely affect our operating results and financial condition.

        When determining whether an asset impairment has occurred or calculating such impairment for goodwill, an intangible asset or other long-lived asset, fair value is determined using the present value of estimated cash flows or comparable market values. Our valuation methodology requires management to make judgments and assumptions based on projected future cash flows, the timing of such cash flows, discount rates reflecting the risk inherent in future cash flows, perpetual growth rates, the determination of appropriate comparable entities and the determination of whether a premium or discount should be applied to these comparable entities. Projections of future operating results and cash flows may vary significantly from actual results. Changes in estimates and/or revised assumptions impacting the present value of estimated future cash flows or comparable market values may result in a decrease in fair value of a reporting unit, where goodwill is tested for impairment, or a decrease in fair value of intangible assets, long-lived assets or asset groups, our acquisitions or investments. The decrease in fair value could result in a non-cash impairment charge.

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

        Furthermore, there have been claims made alleging a link between the use of Bluetooth enabled mobile phone handsets and noise induced hearing loss. To date, we have not been named in any of these actions. In the future we could incur substantial costs in defending ourselves against similar claims, regardless of their merit. Also, claims may be successful in the future and may have a material adverse effect on our financial condition.

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

        We have in the past and as of December 31, 2010 identified material weaknesses in our internal control over financial reporting and have concluded that our internal controls over financial reporting were not effective as of December 31, 2010. The material weaknesses were successfully remediated in

2011. As of December 31, 2012, we have identified a material weaknesses in our internal control over financial reporting and have concluded that our internal controls over financial reporting were not effective as of December 31, 2012. The requirements of Section 404 of the Sarbanes—Oxley Act are ongoing and also apply to future years. We expect that our internal control over financial reporting will continue to evolve as we continue in our efforts to transform our business. Although we are committed to continue to improve our internal control processes and we will continue to diligently and vigorously review our internal control over financial reporting in order to ensure compliance with the Section 404 requirements, any control system, regardless of how well designed, operated and evaluated, can provide only reasonable, not absolute, assurance that its objectives will be met. In addition, successful remediation of the control deficiencies identified as of December 31, 2012 is dependent on our ability to hire and retain qualified employees and consultants. Therefore, we cannot be certain that in the future additional material weaknesses or significant deficiencies will not exist or otherwise be discovered.

We rely on a Japanese customer, which is a related party to us, for a significant portion of our net sales. Any deterioration of our relationship or any interruption to our ongoing collaboration with this customer may significantly harm our business, financial condition and results of operations.

        A significant portion of our net sales is derived from a Japanese customer, SOFTBANK CORP. and its related entities, or collectively, Softbank, which is also one of our principal shareholders and beneficially owned approximately 10.2% of our outstanding shares as of December 31 2012. In 2012, our net sales to Softbank totaled approximately $92.0 million, representing approximately 49.3% of our total net sales. We anticipate that our dependence on Softbank will continue for the foreseeable future. Consequently, any one of the following events may cause material fluctuations or declines in our net sales or liquidity position and have a material adverse effect on our financial condition and results of operations:

  •
  changes in the regulating environment in Japan that adversely affect the Softbank businesses that we supply;

  •
  changes in the commercial environment in Japan that adversely affect the Softbank businesses we supply;

  •
  Softbank's collaborations with our competitors;

  •
  reduction, delay or cancellation of contracts from Softbank;

  •
  the success of Softbank's business utilizing our products; and

  •
  failure of Softbank to make timely payment for our products and services.

        Although we have continued our collaboration with Softbank since 2008, there can be no assurance that this customer will continue working with us in the future, whether due to changes in management preferences, business strategy, corporate structure or other factors. Our failure to continue our collaboration with this customer may adversely affect our business, financial conditions and results of operations.

        In addition, the relationship between China and Japan, which is often strained due to historical reasons, in 2012 reached reportedly the lowest point since the end of World War II due to territorial disputes surrounding what are called by China as the Diaoyu Islands but known in Japan as the Senkaku Islands. If the tension between the two countries further escalates or even results in regional military conflicts, the demand for our products from Softbank may decrease and the shipment of our products manufactured in China to Softbank may be disrupted. As a result, our business and results of operations may be materially and adversely affected.

Risks Relating to Conducting Business in China

Uncertainties with respect to China's economic, political and social condition, as well as government policies, could adversely affect our business and results of operations.

        A significant portion of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China's economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. While the PRC economy has experienced significant growth in the past 20 years, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various economic and political policies and laws and regulations to encourage economic development and guide the allocation of resources. Any adverse changes to these policies of the PRC government or the laws and regulations of the PRC, or other factors detrimental to China's economic development, could have a material adverse effect on the overall economic growth of China, which could adversely affect our business. For example, from time to time, the PRC government implements monetary, credit and other policies or otherwise makes efforts to slow the pace of growth of the PRC economy, which could result in decreased capital expenditures by our end customers in China, reduce their demand for our products, and adversely affect our business and results of operations.

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

        Since 1978, the PRC government has been in a state of evolution and reform. The reforms have resulted in and are expected to continue to result in significant economic and social development in China. Many of the reforms are unprecedented or experimental and may be subject to change or readjustment due to a variety of political, economic and social factors. Multiple government bodies are involved in regulating and administering affairs in the telecommunications and information technology industries, among which the Ministry of Industry and Information Technology and Telecommunications Administration, or the MIIT, the National Development and Reform Commission, or NDRC, the State-owned Assets Supervision and Administration Commission, or SASAC, and the State Administration of Radio, Film and Television, or SARFT, play the leading roles. These government agencies have broad discretion and authority over all aspects of the telecommunications and information technology industry in China, including but not limited to, setting the telecommunications tariff structure, granting carrier licenses and frequencies, approving equipment and products, granting product licenses, approving the form and content of transmitted data, specifying technological standards as well as appointing carrier executives, all of which may impact our ability to do business in China.

        Any of the following changes in China's political and economic conditions and governmental policies could have a substantial impact on our business:

  •
  the promulgation of new laws and regulations and the interpretation of those laws and regulations;

  •
  inconsistent enforcement and application of the telecommunications industry's rules and regulations by the PRC government between foreign and domestic companies;

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

        In addition to modifying the existing telecommunications regulatory framework, the PRC government is currently preparing a draft of a standard, national telecommunications law, or Telecommunications Law, to provide a uniform regulatory framework for the telecommunications industry. Currently, Telecommunications Law has been included in the law legislation plan of the Standing Committee of the 11th National People's Congress. We do not yet know the final nature or scope of the regulations that would be created if the Telecommunications Law is passed. Accordingly, we cannot predict whether it will have a positive or negative effect on us or on some or all aspects of our business.

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

        A significant portion of our business is conducted in China where the currency is the RMB. Regulations in China permit foreign owned entities to freely convert the RMB into foreign currency for transactions that fall under the "current account," which includes trade related receipts and payments, interest and dividends. Accordingly, our PRC subsidiaries may use RMB to purchase foreign exchange for settlement of such "current account" transactions without pre-approval. However, pursuant to applicable regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In calculating accumulated profits, foreign investment enterprises in China are required to allocate at least 10% of their accumulated profits each year, if any, to fund certain reserve funds, including mandated employee benefits funds, unless these reserves have reached 50% of the registered capital of the enterprises.

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

        This system could be changed at any time and any such change may affect the ability of us or our subsidiaries in China to repatriate capital or profits, if any, outside China. Furthermore, SAFE has a significant degree of administrative discretion in implementing the laws and has used this discretion to limit convertibility of current account payments out of China. Whether as a result of a deterioration in the PRC balance of payments, a shift in the PRC macroeconomic prospects or any number of other reasons, China could impose additional restrictions on capital remittances abroad. As a result of these and other restrictions under the laws and regulations of the PRC, our China subsidiaries are restricted in their ability to transfer a portion of their net assets to the parent. We have no assurance that the relevant PRC governmental authorities in the future will not limit further or eliminate the ability of our PRC subsidiaries to purchase foreign currencies and transfer such funds to us to meet our liquidity or other business needs. Any inability to access funds in China, if and when needed for use by us outside of China, could have a material and adverse effect on our liquidity and our business.

Fluctuations in the value of the RMB relative to the U.S. Dollar could affect our operating results and may have a material adverse effect on your investment.

        We prepare our financial statements in U.S. Dollars, while we conduct a significant portion of our operations in China primarily in RMB. The conversion of financial information using a functional currency of RMB will be subject to risks related to foreign currency exchange rate fluctuations. The value of RMB against the U.S. Dollar and other currencies may fluctuate and is affected by, among other things, changes in China's political and economic conditions and supply and demand in local markets. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. Dollar. Under the new policy, the RMB is permitted to fluctuate within a managed band based on market supply and demand and by reference to a basket of certain foreign currencies. This change in policy has resulted in a significant appreciation of the RMB against the U.S. Dollar. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which may result in a further and more significant appreciation of the RMB against the U.S. Dollar. As we have significant operations in China, any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue, earnings and financial position, and the value of, and any dividends payable on, our ordinary shares in U.S. Dollars. For example, to the extent that we need to convert U.S. Dollars into RMB for our operations, appreciation of the RMB against the U.S. Dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert our RMB into U.S. Dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. Dollar against the RMB would have a negative effect on the U.S. Dollar amount available to us.

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

        Since 1978, the PRC government has been reforming the economic system in China to increase the emphasis placed on decentralization and the utilization of market forces in the development of China's economy. These reforms have resulted in significant economic growth. However, any economic reform policies or measures in China may from time to time be modified or revised by the PRC government. While we may be able to benefit from the effects of some of these policies, these policies and other measures taken by the PRC government to regulate the economy could also have a significant negative impact on economic conditions in China, which would result in a negative impact on our business.

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

        As the existing international vendors increase their investment in China, and more vendors enter the China market, the competition in the telecommunication equipment market may increase, and as a result, our business may suffer. If China's entry into the WTO results in increased competition or has a negative impact on China's economy, our business could suffer. In addition, although China is increasingly according foreign companies and foreign investment enterprises established in China the same rights and privileges as PRC domestic companies as a result of its admission into the WTO, special laws, administrative rules and regulations governing foreign companies and foreign investment enterprises in China may still place foreign companies at a disadvantage in relation to PRC domestic companies and may adversely affect our competitive position.

Uncertainties with respect to the PRC legal system may adversely affect us.

        We conduct our business in China primarily through our wholly owned subsidiaries incorporated in China. Our subsidiaries are generally subject to laws and regulations applicable to foreign investment in China. Accordingly, our business might be affected by China's developing legal system. Since 1978, many new laws and regulations covering general economic matters have been promulgated in China, and the overall effect of legislation over the past 30 years has enhanced the protections afforded to various forms of foreign investment in China. However, foreign investors may be adversely affected by new laws, frequent changes to existing laws (or interpretations thereof) and preemption of provincial or local regulations by national laws or regulations. In addition, certain government policies and internal rules promulgated by governmental agencies may not be published in time, or at all. As a result, we may operate our business in violation of new rules and policies without having any knowledge of their existence. The PRC legal system is based on written statutes, and prior court decisions have limited precedential value. Because many laws, rules and policies in China are relatively new and the PRC legal system is still evolving, the interpretation and enforcement of laws, rules and policies in China are not always uniform and involve uncertainties. The PRC government has broad discretion in dealing with violations of laws, rules and policies, including levying fines, revoking business and other licenses and requiring actions necessary for compliance, and enforcement of existing laws or contracts based on existing law may be sporadic; therefore, it may be difficult to predict the effect of existing or new PRC laws, rules or policies on our businesses and it may be difficult to obtain swift and equitable enforcement, or to obtain enforcement of a judgment by a court of another jurisdiction. Any litigation in China may be protracted and result in substantial costs and diversion of resources and management's attention.

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

A significant portion of our assets is located in the PRC, and all of our executive officers and all of our directors reside outside of the United States. As a result, investors may not be able to enforce federal securities laws or their other legal rights.

        A substantial portion of our assets is located in the PRC and all of our executive officers and all of our directors reside outside of the United States. The PRC does not have treaties with the United States and many other countries providing for the reciprocal recognition and enforcement of judgments of courts. As a result, it may be difficult for investors in the U.S. to enforce their legal rights, to effect service of process upon certain of our directors or officers or to enforce judgments of U.S. courts predicated upon civil liabilities and criminal penalties against our directors and officers located outside of the U.S.

If tax benefits available to our subsidiaries located in China are reduced or repealed, our business could suffer.

        On March 16, 2007, China's top legislature, the National People's Congress, passed the PRC Enterprise Income Tax Law or the EIT Law. The EIT Law became effective on January 1, 2008. Under the EIT Law, China's dual tax system for domestic enterprises and foreign investment enterprises, or FIEs, are effectively replaced by a unified system. The new law establishes a tax rate of 25% for most enterprises and a reduced tax rate of 15% for certain qualified high technology enterprises.

        Prior to this change in tax law, certain subsidiaries and joint ventures located in China enjoyed tax benefits in China which were generally available to FIEs. The tax holidays/incentives for FIEs were applicable or potentially applicable to UTStarcom Chong Qing Telecom Co. Ltd. or CUTS and UTStarcom Telecom Co., Ltd., or HUTS, our active subsidiaries in China, because these entities may have qualified as accredited technologically advanced enterprises.

        The EIT Law provides the reduced 15% enterprise income tax rate for qualified high and new technology enterprises. One of UTStarcom's China subsidiaries, HUTS, through which the majority of our business in China is conducted, obtained its High and New Technology Enterprise Certificate, or High-tech Certificate, from the relevant approval authority on September 19, 2008, and thereafter was approved to pay EIT at the reduced tax rate of 15%. The approval for the reduced 15% tax rate is valid for three years and applies retroactively from January 1, 2008, subject to possible re-assessment by the approval authorities. During the re-assessment, the tax authority may suspend the implementation of the reduced 15% rate. HUTS's High-tech Certificate renewal was extended for three years on October 14, 2011. However, since HUTS is in significant loss position, the change in tax rate will not have a material adverse impact on the business or liquidity until it begins to generate profit and deplete all the net operating loss carry forwards.

        The PRC central government may review and audit tax benefits granted by local or provincial authorities and could determine to disallow such benefits. Certain of our subsidiaries and joint ventures located in China enjoy tax benefits in China that are generally available to foreign investment enterprises. If these tax benefits are reduced, disallowed or repealed due to changes in tax laws or determination by the PRC government, our business could suffer.

        Moreover, unlike the tax regulations effective before 2008, which specifically exempted withholding taxes on dividends payable to non-PRC investors from foreign-invested enterprises in the PRC, the EIT Law and its implementation rules provide that a withholding income tax rate of 10% will be applicable to dividends payable by PRC companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and the governments of other countries or regions. While the Arrangement between Mainland and Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect to Taxes on Income provides that dividends paid by a foreign-invested enterprise in the PRC to its corporate shareholder, which is a Hong Kong tax resident and directly holds at least 25% of the equity interest in such foreign-invested enterprise, will be subject to withholding tax at the rate of 5%, this is limited to instances where the corporate shareholder directly holds at least 25% of the equity interest of the foreign-invested enterprise for at least twelve consecutive months immediately prior to receiving the dividends and meets certain other criteria prescribed by the relevant tax circulars issued by the PRC State Administration of Taxation, or SAT. Entitlement to a lower withholding tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is further subject to approval of the competent PRC tax authority pursuant to the Circular on Printing and Distributing the Tentative Administrative Measures on Tax Convention Treatments for Non-Residents issued by SAT on August 24, 2009 and effective on October 1, 2009.

        Furthermore, the SAT promulgated the Notice on How to Understand and Determine the "Beneficial Owners" under Tax Treaties on October 27, 2009, or Circular 601, which provides guidance for determining whether a resident of a contracting state is the "beneficial owner" of an item of income under China's tax treaties or tax arrangements with other jurisdictions when such resident applies for the treaty benefits with respect to dividends, interest or royalties. According to Circular 601, a beneficial owner generally must be engaged in substantive business activities; an agent or conduit company will not be regarded as a beneficial owner and, therefore, will not be qualified for treaty benefits. A conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. On June 29, 2012, SAT issued the

Announcement on the Determination of "Beneficial Owners" under Tax Treaties, providing further guidance on the identification of beneficial owner. The PRC tax authorities could challenge the eligibility for the treaty benefits or use of treaty jurisdictions pursuant to the above-mentioned tax circulars and other relevant tax regulations issued by the SAT, general anti-tax avoidance provisions in the EIT Law and anti-treaty shopping provisions under applicable treaties. We cannot assure you that any dividends to be distributed by our subsidiaries to us or by us to our non-PRC shareholders, whose jurisdiction of incorporation has a tax treaty with China providing a different withholding arrangement, will be entitled to the benefits under the relevant withholding arrangement.

Under the EIT Law, we may be classified as a "resident enterprise" of the PRC, which could result in unfavorable tax consequences to us and to non-PRC shareholders.

        Under the EIT Law, an enterprise established outside of China with "de facto management bodies" within China is considered a "resident enterprise," meaning that it can be treated in a manner similar to a PRC enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management as "substantial and overall management and control over the production and operations, personnel, accounting, and properties" of the enterprise. In April 2009, the SAT released Notice on Issues Relating to Determination of PRC-Controlled Offshore Enterprises as PRC Resident Enterprises Based on "De Facto Management Bodies" Test, or Circular 82. Under Circular 82, a foreign enterprise "controlled by a PRC enterprise or a PRC enterprise group" will be considered as a resident enterprise if all of the following conditions are satisfied: (i) the senior management personnel responsible for its daily operations and the place where the senior management departments discharge their responsibilities are located primarily in the PRC; (ii) its finance and human resources related decisions are made by or are subject to the approval of institutions or personnel located in the PRC; (iii) its major assets, books and records, company seals and minutes of its board of directors and shareholder meetings are located or kept in the PRC; and (iv) senior management personnel or 50% or more of the members of its board of directors with voting power of the enterprise reside in the PRC. On September 1, 2011, the SAT issued the Announcement on Printing and Issuing the Provisional Administrative Regulations of Enterprise Income Taxation of a Foreign Enterprise Controlled by a PRC Enterprise or a PRC Enterprise Group, or Circular 45, to further prescribe the rules concerning the recognition, administration and taxation of a foreign enterprise "controlled by a PRC enterprise or PRC enterprise group." Because the above-mentioned two circulars were issued to regulate identification of PRC tax resident among companies established overseas and controlled by PRC companies, the criteria set forth in such circulars can only be used for reference purposes in our case. The PRC tax authorities can determine whether or not certain offshore companies shall be deemed as resident enterprises for PRC tax purposes.

        If the PRC tax authorities determine that we are a "resident enterprise" for PRC enterprise income tax purposes, the PRC tax authorities could impose a 10% PRC enterprise income tax on dividends we pay to our non-PRC shareholders and gains derived by our non-PRC shareholders from transferring our shares, if the non-PRC shareholders are deemed as "non-resident enterprises" and their income is considered PRC-sourced income by the relevant PRC authorities. Under the applicable tax regulations of the PRC, "non-resident enterprises" means the non-PRC enterprises which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business in the PRC. Circular 45 clarifies that the capital gains derived by the non-resident enterprises from alienation of shares of the foreign-incorporated resident enterprise are considered as China-sourced income. If we were considered a PRC "resident enterprise", non-resident enterprise holders of our ordinary shares may be subject to enterprise income tax in China at a rate of 10% on the capital gains derived from the transfer of our ordinary shares. It is not clear, however, whether the capital gains derived by the non-resident individuals from the transfer of our ordinary shares will be considered as China-sourced and whether we are obliged to withhold the dividends distributed to our non-resident individual shareholders. In practice, we understand that the PRC tax authorities have not collected the individual income tax from the non-resident individuals.

        In addition, if the PRC tax authorities determine that we are a "resident enterprise" for PRC enterprise income tax purposes, we could be subject to a number of unfavorable PRC tax consequences, including: (a) we could be subject to enterprise income tax at a rate of 25% on our worldwide taxable income, as well as PRC enterprise income tax reporting obligations; under Circular 45, we would be required to file provisional enterprise income tax returns quarterly and complete an annual settlement before May 31 of each year for the preceding year at the in-charge tax bureau; and (b) although under the EIT Law and its implementing rules, dividends paid to us from our PRC subsidiaries through our sub-holding companies may qualify as "tax-exempt income," we cannot guarantee that such dividends will not be subject to withholding tax. Any increase in the taxation of our PRC-based revenues could materially and adversely affect our business, operating results and financial condition.

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

Recent value-added tax, or VAT reform pilot program introduced in Shanghai and other major cities and provinces in China may adversely affect our business, financial condition and results of operations.

        On November 16, 2011, the Ministry of Finance and the SAT jointly issued the Circular on the Pilot Program for Replacing Business Tax with Value-Added Tax, or Circular 110, and the Circular on the Pilot Program for Replacing Business Tax with Value-Added Tax in the Transportation and Certain Modern Service Sectors in Shanghai, or Circular 111, both of which became effective on January 1, 2012. Pursuant to Circular 110 and Circular 111, a tax reform pilot program came into effect in

Shanghai, which was chosen by the PRC government as the first pilot city for such reform. Starting from January 1, 2012, companies located in Shanghai are subject to VAT in lieu of business tax when they provide transportation and certain specified services. The pilot program is currently implemented in a number of major cities and provinces, including Shanghai, Beijing, Tianjin, Jiangsu, Zhejiang, Anhui, Fujian, Hubei and Guangdong, and will be implemented nationwide on August 1, 2013. As a result of the VAT reform, we may be subject to unfavorable tax treatment with respect to our business operations, and our business, financial condition and results of operations could be materially and adversely affected.

We face uncertainty from PRC's Circular on Strengthening the Administration of Enterprise Income Tax on Non-Resident Enterprises' Equity Transfer, or Circular 698.

        The SAT released a circular on December 10, 2009, retroactively effective as of January 1, 2008, that addresses the PRC enterprise income tax treatment with respect to transfer of equity of PRC resident enterprises by non-PRC tax resident enterprises. Under Circular 698, the overseas controlling party that effectively controls a PRC resident enterprise through an overseas intermediate holding company, and "indirectly transfers" the equity interest in such PRC resident enterprise by selling shares of the intermediate holding company, is required to report such transfer to the PRC tax authority within thirty days after the execution of the offshore share transfer agreement if the intermediate holding company is located in a foreign jurisdiction that has an effective tax rate of less than 12.5% or does not levy tax on such foreign-sourced capital gains of its residents. If the intermediate holding company mainly serves as tax avoidance vehicle and does not have any reasonable commercial purpose, the PRC in-charge tax authority may, upon verification of the SAT, disregard the intermediate holding company and re-characterize the equity transfer by referring to its economic essence, and as a result, the overseas controlling party may be subject to a 10% PRC withholding tax for the capital gains realized from the equity transfer.

        There is still uncertainty as to the interpretation and application of Circular 698 by PRC tax authorities in practice. As a result, we may be subject to tax under Circular 698 with respect to indirect transfers of the equity interest in our PRC tax resident enterprises and we may be required to expend valuable resources to comply with Circular 698 or to establish that we should not be taxed under Circular 698, any of which could have an adverse effect on our financial condition and results of operations.

Restrictions on direct foreign investments in certain business sectors, such as IPTV, Interactive Digital TV, or iDTV, and Internet TV service businesses, may require that we enter into contractual arrangements with our PRC business partners, which are subject to potential risks and uncertainties.

        We anticipate that providing value-added support services to businesses in the telecom, cable and/or media sectors, such as Internet TV and related services businesses, will be a significant component of our future business model. We will provide operators engaging in these businesses with services, including equipment installation, system installation and maintenance, technical services and other value-added services, in return for long-term income. We anticipate that these value-added support services will play an important role in the growth of our business.

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

        Because of the regulatory restrictions on direct foreign investments in the telecom, cable and/or media sectors, we may conduct business through contractual relationships with PRC business partners that are licensed or qualified to operate such businesses, or the Operating Companies. Our PRC subsidiaries may directly or indirectly provide certain technology services to the Operating Companies through an arrangement of technology service agreements and will receive service fees directly or indirectly form the Operating Companies. To ensure the payment of the service fee by the Operating Companies, the shareholders of the Operating Companies may pledge their equity interests in the Operating Companies to our PRC subsidiaries or affiliates. There may also be a call option arrangement so that our PRC subsidiaries may purchase the equity interests in the Operating Companies if permitted by the laws of the PRC.

        The contractual arrangements are subject to potential risks and uncertainties and may not be as effective in providing operational control and economic benefits as direct equity ownership. If the PRC authorities determine that the contractual arrangements are designed with a view to circumvent PRC foreign investment restrictions and do not comply with PRC regulations, the validity and enforceability of the contractual arrangements may be of question. PRC tax authorities may scrutinize the contractual arrangements for whether the technology service fee paid by the Operating Companies to our PRC subsidiaries or affiliates will substantially reduce the income tax and business tax payable by the Operating Companies. Additionally, there is uncertainty with respect to the attitude of judicial authorities on the enforceability of the contractual arrangements in the event the Operating Companies or their shareholders breach the contracts. The inability to participate in the telecom, cable and/or media sectors as presently expected through the contractual arrangements or the inability to enforce our rights under such contractual arrangements could result in a negative impact on our business.

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

        Certain of our shareholders who are PRC residents may not make or obtain any applicable registrations or approvals required by these SAFE regulations. The failure or inability of our PRC resident shareholders to comply with the registration procedures set forth therein may subject us to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries' ability to distribute dividends or obtain foreign-exchange denominated loans to our company.

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

        We and our PRC employees who have been granted stock options are subject to the Stock Option Rule and the New Stock Option Rule. In May 2008, UTSC, our former PRC subsidiary, made a filing with SAFE's Beijing branch as required by the Stock Option Rule for UTSC's PRC employees who participate in our employee stock option plans and UTSC obtained approval to open a special foreign exchange account at a PRC domestic bank. Subject to the Stock Option Rule, UTSC submitted material amendments of the stock incentive plan for its PRC employees in June 2011. Along with this submission, UTSC, as the domestic subsidiary of our overseas listed company, submitted on behalf of HUTS and CUTS, the materials for the necessary filings for their PRC employees who participate in our employee stock option plan, which was officially accepted by SAFE's Beijing branch in December 2011, but the final approval was not issued until March 31, 2012 when the New Stock Option Rule became effective. After the effectiveness of the New Stock Option Rule, we do not need to make a new registration for UTSC, HUTS and CUTS, but as required by SAFE, the application materials will have to be adjusted. Before we submitted the adjusted application material to SAFE, we divested our IPTV equipment business in August 2012, and as a result, UTSC is no longer our subsidiary. Therefore, we are required and are currently in the process of making adjustments to the filings with SAFE for HUTS, CUTS and UTStarcom Telecom Co., Ltd, or UTST, another PRC subsidiary of our company. We also shall comply with the requirements applicable to the companies which have completed the registration, including a quarterly update to SAFE, the registration of material amendments to our stock incentive plan and the registration for the foreign employees of our PRC subsidiaries when they continuously reside in China for no less than one year.

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

        Auditors of companies that are registered with the SEC and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the US Public Company Accounting Oversight Board (United States), or the PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditors are not currently inspected by the PCAOB.

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

Proceedings instituted recently by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934.

        In December 2012, the SEC instituted administrative proceedings against five PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC's rules and regulations thereunder by failing to provide to the SEC the firms' work papers related to their audits of certain PRC-based companies that are publicly traded in the United States and which are the subject of certain ongoing SEC investigations. We were not and are not the subject of any SEC investigations nor are we involved in the proceedings brought by the SEC against the accounting firms. If the SEC is successful in the proceedings, it could result in the accounting firms, including our independent registered public accounting firm losing temporarily or permanently, the ability to practice before the SEC. While we cannot predict the outcome of the SEC's proceedings, if the accounting firms including our independent registered public accounting firm were denied, temporarily or permanently, the ability to practice before the SEC, and we are unable to find timely another registered public accounting firm which can audit and issue a report on our financial statements, our financial statements could be determined to not be in compliance with the requirements for financial statements of public companies registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Such a determination could ultimately lead to the delisting of our common stock from NASDAQ or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our common stock in the United States.

Risks Related to the Performance of Our Ordinary Shares

Our share price is highly volatile. Our shareholders may not be able to resell their ordinary shares at or above the price they initially paid for our shares, or at all.

        The trading price of our shares has fluctuated significantly since our initial public offering in March 2000. Our share price could be subject to wide fluctuations in the future in response to many events or factors, including those discussed in the preceding risk factors relating to our operations, as well as:

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

  •
  changes in our senior management;

  •
  the operating and stock price performance of other comparable companies;

  •
  news and commentary emanating from the media, securities analysts or government bodies in China relating to us and to our industry in general;

  •
  fluctuations in the exchange rate between the Renminbi and the U.S. dollar;

  •
  the operating and share price performance of other comparable companies; and

  •
  sales or anticipated sales of additional ordinary shares.

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

        In addition, public announcements by China Telecom, China Mobile, and China Unicom, each of which exert significant influence over many of our major customers in China, may contribute to volatility in the price of our shares.

Some of our shareholders have significant influence over our management and affairs, which they could exercise against the best interests of our shareholders.

        Entities affiliated with Shah Capital Management, or collectively, Shah Capital, SOFTBANK CORP. and its related entities, including SOFTBANK America Inc., or collectively, Softbank, and E-Town International Holding (Hong Kong) Co. Limited, or E-Town, beneficially owned approximately 17.4%, 12.4% and 9.6%, respectively, of our outstanding shares as of March 31, 2013. E-Town also has the right to designate a member of our board of directors. As a result, Shah Capital, Softbank and E-Town have the ability to influence all matters submitted to our shareholders for approval, as well as our management and affairs. Matters that could require shareholder approval include:

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

  •
  prohibiting shareholder action by written consent other than a special resolution effected by a unanimous written resolution of shareholders;

  •
  creating a classified board of directors pursuant to which our directors are elected for staggered three year terms;

  •
  establishing advance notice requirements for nominations for election to the board of directors and for proposing matters that can be acted on by shareholders at shareholder meetings; and

  •
  requiring for-cause removal of directors.

We may need additional capital, and the sale of additional ordinary shares or other equity securities could result in additional dilution to our shareholders.

        We believe that our current cash and cash equivalents will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

We are a "foreign private issuer," and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

        As a result of the Merger on June 24, 2011, we ceased to be a US-incorporated issuer and became a foreign private issuer. As such, we are no longer subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we as a foreign private issuer are subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we are not required to issue quarterly reports or proxy statements. We are not required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers are not required to report equity holdings under Section 16 of the Exchange Act and are not subject to the insider short-swing profit disclosure and recovery regime.

        As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we are still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders may be more limited under Cayman Islands law than under U.S. law, you may have less protection of your shareholder rights than you would under U.S. law.

        Our corporate affairs are governed by our memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, the rights of minority shareholders to institute actions and the fiduciary responsibilities of our directors to our shareholders are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the latter of which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law may not be as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a different body of securities law than the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. As a result, our public shareholders may encounter more difficulty in protecting their interests against actions taken by the management, the board of directors or the controlling shareholders of our company than they would as shareholders of a public company incorporated in the United States.

You may have difficulty enforcing judgments obtained against us.

        We are a Cayman Islands company, and we conduct a significant portion of our operations in the PRC. Substantially all of our assets are located outside of the United States. In addition, all of our directors and officers are nationals and/or residents of countries other than the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult for you to bring an action against our directors and officers in the United States. Even if you are successful in bringing an action, it may still be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.

        Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments other than, in certain circumstances, Australian judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty; and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

We have incurred additional costs as a result of being a public company, which could negatively impact our net income and liquidity.

        We are a public company listed in the United States and as such, we have incurred and will continue to incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002 and rules and regulations implemented by the SEC and NASDAQ require significantly heightened corporate governance practices for public companies. As a result, we have incurred additional legal, accounting and financial compliance costs and many of our corporate activities have become time-consuming and costly. If we fail to comply with these rules and regulations, we could become the subject of a governmental enforcement action, investors may lose confidence in us and the market price of our ordinary shares could decline.

Our failure to timely file periodic reports with the SEC or satisfy the ongoing NASDAQ listing requirements could result in the delisting of our shares from the NASDAQ Stock Market, affect the liquidity of our shares and cause us to default on covenants contained in contractual arrangements.

        If we are unable to maintain compliance with the conditions for continued listing required by NASDAQ, then our ordinary shares may be subject to delisting from NASDAQ. For example, prior to the Merger on June 24, 2011 when we were still a US-incorporated issuer, as a result of our failure to timely file with the SEC our Quarterly Report on Form 10-Q for the quarters ended September 30, 2006, March 31, 2007, June 30, 2007 and March 31, 2008 and our Annual Report on Form 10-K for the fiscal years ended December 31, 2006 and 2007, we were not in full compliance with NASDAQ Marketplace Rule 5250(c)(1), which requires us to make, on a timely basis, all filings with the SEC required by the Securities Exchange Act of 1934. While we returned to full compliance with NASDAQ's listing requirements on May 15, 2008, we are required to remain in compliance with NASDAQ Marketplace Rule 5250(c)(1) as a condition for our ordinary shares to continue to be listed on NASDAQ. In addition, NASDAQ requires that our shares trade above $1.00 per share. Our shares traded below $1.00 for periods in 2012 and may do so again in the future. If our ordinary shares are delisted from NASDAQ, our ordinary shares may not be eligible to trade on any national securities exchange or the over-the-counter market. If our ordinary shares are no longer traded through a market system, their liquidity may be greatly reduced, which could negatively affect their price. In addition, we may be unable to obtain future equity financing, or use our ordinary shares as consideration for mergers or other business combinations. A delisting from NASDAQ may also have other negative implications, including the potential loss of confidence by suppliers, customers and employees, the loss of institutional investor interest, and fewer business development opportunities and could lead to a default under certain of our contractual arrangements.

ITEM 4—Information on the Company

A.
History and Development of the Company

        We were originally incorporated in 1991 as a Delaware corporation under the name UTStarcom, Inc. We design and sell IP-based telecommunications infrastructure products to telecommunications service providers or operators throughout the world and provide telecommunications infrastructure installation, operations and maintenance services. We enable our customers to rapidly deploy revenue-generating access services using their existing infrastructure, while providing a migration path to cost-efficient end-to-end IP networks. Our business began in China, which historically generated a significant portion of our total revenues. Our success in China encouraged us to target other market such as Japan, India and other Asia Pacific countries. Recently the percentage of our revenue generated in China has been declining with Japan becoming an important market. In 2012, approximately 20.6% of our total revenue was generated from our business in China, approximately 53.2% was generated from our business in Japan and the remaining 26.2% was from the rest of the world.

        On February 1, 2010, we entered into agreements for a strategic relationship with Beijing E-town International Investment and Development Co., Ltd., or BEIID, which included an investment in UTStarcom, Inc.'s common stock by BEIID, and two unrelated investment funds, Elite Noble Limited and Shah Capital Opportunity Fund LP. The investment by BEIID gave us access to and a deeper understanding of the PRC government agencies that make decisions about cable and telecom network spending, which has further strengthened our leadership and market position in China. In connection with BEIID's investment, we also moved our operational headquarters from California to Beijing, China in September 2010.

        In April 2011, we were incorporated as UTStarcom Holdings Corp. as an exempted company under the laws of the Cayman Islands. On June 24, 2011, we effected the Merger to reorganize the corporate structure of UTStarcom, Inc., and its subsidiaries. The Merger resulted in the shares of common stock of UTStarcom, Inc. being converted into the right to receive an equal number of ordinary shares in our capital, which were issued by us in connection with the Merger. Following the Merger, UTStarcom, Inc. became our wholly-owned subsidiary and we became the parent company of UTStarcom, Inc. and its subsidiaries. The transaction was accounted for as a legal re-organization of entities under common control. See Item 4.C for a listing of our subsidiaries. We, together with our subsidiaries, continue to conduct our business in substantially the same manner as was conducted by UTStarcom, Inc. and its subsidiaries.

        In July 2012, we announced a number of strategic initiatives, including the divestiture of our IPTV business, which accounted for 44.1% and 15.8% of our total revenues in 2011 and 2012, respectively. The divestiture was closed in August 2012. The divested IPTV business became a privately-held standalone company led by Mr. Jack Lu, our former chief executive officer. As part of the transaction, we invested in the IPTV business through a $20 million convertible bond that will be convertible into 33% of the new IPTV business's common stock in five years. The new IPTV business entered into a brand licensing arrangement with us to ensure business continuity for its customers and business partners. The divestiture served as a means of redeploying capital to support higher return opportunities, particularly in the value-added services area, and accelerated our ongoing transition into a higher growth business.

        In November 2012, we announced a strategic plan to transform the Company into a higher growth, more profitable business focused on providing next generation media services. The new plan is expected to result in overall improvement in UTStarcom's business performance and we anticipate it will lead to accelerated rates of growth and profit margins.

        In order to be well-placed to evolve and meet this market demand for new technology to exchange and distribute content in an environment of "on demand media", we have identified three primary strategies and will:

  •
  Deploy a TV over IP Services Platform: We will build a major business line around TV over IP services, which offer fast-growing and high-margin opportunities. Through TV over IP services, we aim to become a provider of high-in-demand digital content, such as local content, premium licensed content, and other value-added services over a variety of platforms to the mainstream consumers. We will offer a cloud based, integrated platform to support the entire workflow of broadband and cable service providers' TV over IP operations, such as encoding and transcoding, program planning, media distribution, content publication, and product management.

  •
  Pursue Internal Product Development and Strategic Acquisitions to Build Out New Services: We will leverage our technical expertise to develop solutions in-house that will support the new TV over IP platform. Importantly, we also seek to acquire or take significant stakes in companies that have market-leading technology that we can use to augment our services platform and then deploy commercially, quickly and efficiently.

  •
  Design an Optimal Operating Structure to Maximize the Potential of Business Units and Foster Innovation, Collaboration and Efficiency: we will structure our business in a way that aggregates and maximizes the potential of our existing and to-expand business units by providing them the flexibility to pursue opportunities while also aligning their interests with broader corporate goals and those of shareholders. We also aim to maximize efficiency in operations and minimize fixed costs in order to keep the underlying business strong.

        On November 30, 2012, we announced the commencement of a tender offer to purchase up to 8,333,333 of our ordinary shares at a price of $3.60 per share (number of shares and price per share have been adjusted to reflect the reverse stock split), representing a 30.4% premium to the November 29, 2012 closing price on the NASDAQ Global Select Market of $2.76 per share. On January 10, 2013, we announced that 21,119,182 ordinary shares were properly tendered and we accepted for purchase 8,333,333 of our ordinary shares at a price of $3.60 per share, for an aggregate cost of $30,000,000 excluding fees and expenses relating to the tender offer. Computershare Trust Company, N.A., the depositary for the tender offer, has made all payment for shares validly tendered and accepted for purchase and returned all other shares tendered. The tender offer was completed in the first quarter of 2013.

        We effected a one-for-three reverse share split of our ordinary shares on March 21, 2013. Unless otherwise specified, all share and per share information in this annual report has been retroactively adjusted to reflect this reverse share split.

        On March 27, 2013, we received a preliminary non-binding proposal letter dated March 27, 2013 from one of our Directors, Mr. Hong Liang Lu, and entities affiliated with him, or collectively, Mr. Lu, and Shah Capital to acquire all of our outstanding shares not currently owned by Mr. Lu or Shah Capital in a going private transaction for $3.20 per ordinary share in cash, subject to certain conditions. Our board of directors formed a special committee of independent directors consisting of three independent directors, Baichuan Du, Sean Shao and Linzhen Xie, to consider this proposal.

        Our ordinary shares are traded on NASDAQ under the same ticker symbol "UTSI," under which UTStarcom, Inc.'s common stock had previously traded. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our telephone number at this address is +1 (345) 949 8066. Our agent for service of process in the United States is C T Corporation System and its address is 111 Eighth Avenue, New York, NY 10011, USA. Our principal executive offices for operations are located at Room 303, Building H, Phoenix Place, No. A5 Shuguangxili, Chaoyang District, Beijing, P.R. China. We can be reached by telephone at +86 (10) 5638-3675.

B.
Business Overview

        We are focusing on providing next generation media operational support services in the rapidly growing markets for TV over IP services and broadband equipment products and services. We are committed to meeting the evolving needs of cable and broadband service providers to enable a more personalized entertainment experience. We sell media operational support services and broadband equipment products and services to operators in both emerging and established broadband and cable markets around the world.

OUR OBJECTIVE AND STRATEGY

        Our objective is to leverage our extensive experience, technical expertise, and customer relationships while repositioning the Company for long-term growth by tapping into major shifts in behavior and technologies that will change the way people consume entertainment for generations to come. We expect this plan to result in overall improvement in UTStarcom's business performance and the Company anticipates it will lead to accelerated rates of growth and profit margins.

        The past few years have seen a proliferation of media industry "disruptors" like Netflix and Hulu. They are capitalizing on two major trends: 1) consumers' greater desire to view content on demand; and 2) improvements in technology that allow consumers to watch high quality video content on laptops, tablets and mobile phones and devices.

        Viewers today are increasingly seeking a "pull" approach to entertainment, paying for selected content when and where they want it, rather than being subject to the schedule set by broadcast and cable companies.

        For their part, the cable service companies and broadcasters need new technology to exchange and distribute content in an environment of "on demand media" while also managing digital rights, developing attractive subscription packages, generating user information and pairing content with advertising.

        In order to be well-placed to evolve and meet this market demand, we identified three primary strategies:

  •
  Deploy a TV over IP Services Platform: We will build a major business line around TV over IP services, which offer fast-growing and high-margin opportunities. Through TV over IP services, we aim to be a leading provider of high-in-demand digital content, such as local content, premium licensed content, and other value-added services over a variety of platforms to the mainstream consumers. We will offer a cloud based, integrated platform to support the entire workflow of broadband and cable service providers' TV over IP operations, such as encoding and transcoding, program planning, media distribution, content publication, and product management.

  •
  Pursue Internal Product Development and Strategic Acquisitions to Build Out New Services: We will leverage our technical expertise to develop solutions in-house that will support the new TV over IP platform. Importantly, we also seek to acquire or take significant stakes in companies that have market-leading technology that we can use to augment our services platform and then deploy commercially, quickly and efficiently.

  •
  Design an Optimal Operating Structure to Maximize the Potential of Business Units and Foster Innovation, Collaboration and Efficiency: We will structure our business in a way that aggregates and maximizes the potential of its existing and to-expand business units by providing them the flexibility to pursue opportunities while also aligning their interests with broader corporate goals and those of shareholders. We also aim to maximize efficiency in operations and minimize fixed costs in order to keep the underlying business strong.

        We expect the adoption of this new strategic plan will in time result in a more predictable, recurring revenue stream based on an array of sources, including subscription fees, platform licensing fees, and fees on value-added services as well as higher margins due to the increased profitability of these revenues. We will be focusing our growth efforts in China and across Asia and based on current plans, we expect to invest in and launch our TV over IP services in multiple countries during 2013. We anticipate revenue from the new TV over IP services to become our majority revenue contributor by 2015, with gross margins in that line of the business exceeding 50% in that same timeframe.

Maintain our existing broadband equipment market position in Japan and India while solidifying our presence in selective geographical markets in the Asia Pacific market. In addition, use reseller partners to manage selective markets in Latin America and Europe.

        Markets in Japan and India are characterized as having large populations, a growing base of wealth, and high acceptance rates for new technology. Additionally, carriers in these regions are relatively unencumbered by established legacy networks leading them to invest high capital expenditure budgets in order to modernize and expand their networks. Over time these regions are expected to have higher rates of growth than the North American market.

        In October 2012, we expanded our partnership with Chunghwa Telecom to further strengthenour broadband services in Taiwan. During 2011, we held a leadership position in IPTV market share in China and India, as well as a leading position in India's broadband market. We were also able to maintain and expand our market in IPTV, iDTV, Internet TV and broadband sectors in China and also around the world in 2011. Additionally, we held a leadership position in integrated control platform market share as a result of our participation in the "Three Networks Convergence" in China. While we continue to maintain dedicated direct sales teams in China, Japan and India, we also started working with strategic partners to maintain our coverage in Latin America and Europe. Although our management decided to downsize our sales team in India in the fourth quarter of 2011 for cost structure optimization purposes, we continue to serve the Indian market as one of our key markets. On February 1, 2010, we entered into agreements for a strategic relationship with BEIID which included an investment in the UTStarcom, Inc. common stock by BEIID and two unrelated investment funds, Elite Noble Limited and Shah Capital Opportunity Fund LP. The investment by BEIID gave us access to and a deeper understanding of the PRC government agencies that make decisions about cable and telecom network spending which has further strengthened our leadership and market position in China.

        During 2009, we increased our effort in the Japanese market and won the first Transport Network, or TN, commercial contract with Softbank. In 2010, we were selected as the preferred PTN supplier of next generation IP transmission equipment for Softbank. In 2011, we continued to expand our business with Softbank and Softbank contributed approximately 29% of our net sales. In 2012 our business with Softbank contributed approximately 49.3% of our net sales. We also have an important presence across key markets in the rest of Asia.

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

Since 2009, we have continuously implemented a series of corporate initiatives targeted at returning us to profitability. These actions included optimizing our R&D spending by focusing on selective IP products, and continued aggressive rationalization of our facility locations and general administrative costs. As a result we reduced our year-over-year selling, general and administrative and R&D operating expenses by approximately 14.25% in 2012 as compared to 2011, and reduced our headcount from 1,900 in 2010 to approximately 1,560 in 2011 and further to approximately 822 in 2012. We have also realigned our product focus, R&D and sales efforts to more effectively target the most desired customers in our selected regions. We are also seeking to establish sales partnerships and sales channels that will improve our ability to obtain and execute contracts in certain geographic regions.

TECHNOLOGY AND PRODUCTS

        We focus on two core categories of products: Interactive Multimedia Communications and Broadband Infrastructure. These products leverage the high growth that is driven by the IP-based technologies, particularly in the world's developing economies. Our Interactive Multimedia Communications products include our IPTV, iDTV, and Internet TV solution, and our broadband products include PTN, MSTP, GPON/EPON and MSAN. We also provide mSwitch™ and Wi-Fi products. In addition to our product offerings, we provide a broad range of service offerings, including technical support services. Our service offerings complement our products with a range of consulting, technical, project, quality and maintenance support-level services including 24-hour support through technical assistance centers. Technical support services are designed to help ensure that our products operate efficiently, remain highly reliable, and benefit from the most up-to-date system software. These services enable customers to protect their network investments and minimize downtime for systems running mission-critical applications.

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

        On August 31, 2012, we completed the divestiture of our IPTV business and discontinued providing IPTV solutions relating to RollingStream™ products after the divestiture.

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

        On August 31, 2012, we completed the divestiture of our IPTV business and discontinued providing iDTV solutions relating to RollingStream™ products after the divestiture.

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

        On August 31, 2012, we completed the divestiture of our IPTV business and discontinued providing internet TV solutions relating to RollingStream™ products after the divestiture.

mSwitch™—NGN & Softswitch Solution

        Our mSwitch is a flexible IP-based platform designed to provide voice communications over an IP network. The mSwitch product family supports three primary solutions:

  •
  IP-based Personal Access System, or iPAS, Wireless Local Service;

  •
  NGN VoIP; and

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

  •
  Deploy a converged core switching network that supports both wire line and wireless endpoints;

  •
  Enable application delivery across diverse access points;

  •
  Maintain consistent end user experience regardless of method of access to the applications;

  •
  Protect investment in their core infrastructure;

  •
  Deploy a scalable, modular system; and

  •
  Enjoy the benefits of an Operation Support System /Network Management System suite designed to integrate with the service provider's existing network.

        On March 29, 2013, we completed the disposal of our NGN related assets and discontinued providing mSwitch products.

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

        PTN.    In October 2009, we announced the debut of our expanded NetRing™ Transport Network, or NetRing™ TN, product portfolio, which includes new MPLS-TP solutions specifically designed to overhaul existing mobile backhaul networks, provide Ethernet services and deliver broadband aggregation applications in significantly improved efficiency, capacity, and flexibility.

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

        MSTP.    We introduced our NetRing™ MSTP optical product line in December 2003. While our GEPON product is designed to provide services to individual customers, our NetRing™ products are designed for the high bandwidth needs of a service area. Our NetRing™ 600 products provide voice and data services for multi-tenant buildings, office buildings and enterprise campus applications. Our mid-range NetRing™ 2500 products offer voice and data transport when more bandwidth and greater capacity is required. Our high-end NetRing™ 10000 products provide service for regional transport applications, when maximum bandwidth and capacity is required. In each application, the optical fiber is looped through the service area and connected back upon itself, providing full redundancy in the event that the fiber is severed. NetRing™ provides a broad range of functions for carriers to manage voice, data and video traffic with network management functions previously available only on multiple, independent platforms. In late 2008, we introduced our new state-of-art 40G product—NetRing™ 40K which has been successfully deployed to certain key customers.

        EPON/GPON.    In 2004, we introduced our GEPON product. A passive optical network is a system configuration that brings optical fiber all the way to the end user using unpowered optical splitters which enable a single optical fiber to serve multiple premises. Our GEPON platform is designed to provide high subscriber density and low cost of entry, making it a compelling alternative to traditional telephone or broadband solutions.

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

        In 2011, we introduced a series of new solutions that we anticipate will better serve the cable market. The new products included our DOCSIS-EOC application. With mature DOCSIS 2.0 and 3.0 technologies, our PON+EOC solution will utilize cable network's existing HFC wire line to the end subscriber, enabling cable operators to provide faster and smoother video and voice data to end users. On April 9, 2013, we completed the disposal of our DOCSIS-EOC related assets.

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

MARKETS AND CUSTOMERS

        The table below describes net sales by geographic region for the fiscal years ended December 31, 2012, 2011 and 2010.

	2012	% of net sales	2011	% of net sales	2010	% of net sales
	(in thousands, except percentages)
Net Sales by Region
China	$38,544	21%	$157,564	49%	$166,621	57%
Japan	99,367	53%	96,257	30%	48,217	17%
India	23,992	13%	30,789	10%	31,426	11%
Other	24,825	13%	35,966	11%	39,368	13%
United States	—	—	—	—	5,903	2%

Total	186,728	100%	$320,576	100%	$291,535	100%

        Our products and services are deployed and implemented in regions throughout the world including Asia, Latin America and Europe. China has been our largest market in 2011 and 2010, representing 49% and 57% of our net sales in 2011 and 2010, respectively. Our net sales in China decreased in 2012 primary due to the completion of amortization of deferred revenue associated with PAS infrastructure sales in 2011. The net sales from the amortization of deferred revenue associated with PAS infrastructure sales was $95.3 million in 2011. On August 31, 2012, we completed a sale of our IPTV business to an entity founded by our former chief executive officer, which also contributed to the decrease in net sales in China in 2012. We expect the net sales from China region to continue decreasing in 2013 due to the divestiture of our IPTV business. Japan has been our second largest market for the years 2011 and 2010, representing 30% and 17% or our net sales in 2011 and 2010, respectively. In 2012, Japan became our largest market, representing 53.2% of our net sales in 2012. In 2008, we started to develop our commercial collaboration with Softbank. During 2009, we increased our effort in the Japanese market and won the first TN commercial contract with Softbank. In 2010, we were selected as the preferred PTN supplier of next generation IP transmission equipment for Softbank. In 2011, we continued to expand our business with Softbank and Softbank contributed approximately 29% of our net sales.

        Our largest geographical market for Interactive Multimedia Communications products, which included IPTV, iDTV and internet TV solutions and related RollingStream™ products had historically been China. Sales of our multimedia communications systems in China were $17.6 million, $35.3 million and $37.7 million in 2012, 2011 and 2010, respectively. On August 31, 2012, we completed the divestiture of our IPTV business and discontinued providing IPTV, iDTV, and internet TV solutions related RollingStream™ products after the divestiture.

        Our key target geographical markets for the deployment of our Broadband Infrastructure products are Japan, Taiwan and other Asia Pacific regions. We believe these geographical markets provide a significant amount of opportunity going forward given their relatively low broadband penetration rates and strong consumer demand for new broadband services. In China, the "Three Networks Convergence" is driven by the PRC central government's policy directed at improving the capabilities and effectiveness of voice, video and data communication services across all of the major communications networks: telecom, cable TV and broadband internet. It is targeted for completion by 2015.

        According to the India Statistics' official report, India's current population is approximately 1.2 billion. We currently offer our MSAN, IPDSLAM, MSTP and GEPON, as well as a host of products and services in India.

        Our customers, typically telecommunications and cable service providers, enable delivery of wireless, wire line and broadband access services including data, voice, and/or television to their subscribers. They include, but are not limited to, local, regional, national and international telecommunications carriers, including broadband, cable, internet, wire line and wireless providers. Telecommunications and cable service providers typically require extensive proposal review, product certification, test and evaluation and network design and, in most cases, are associated with long sales cycles. Our customers' networking requirements are influenced by numerous variables, including their size, the number and types of subscribers that they serve, the relative teledensity (the number of phone lines per 100 persons) of the geography served, their subscriber demand for IP communications and access services in the served geography. A significant portion of our net sales is derived from a Japanese customer, SOFTBANK CORP. and its related entities, or collectively, Softbank, which is also one of our principal shareholders and beneficially owned approximately 10.2% of our outstanding shares as of December 31 2012. In 2012, our net sales to Softbank totaled approximately $92.0 million, representing approximately 49.3% of our total net sales. We anticipate that our dependence on Softbank will continue for the foreseeable future. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We rely on a Japanese customer for a significant portion of our net sales. Any deterioration of our relationship or any interruption to our ongoing collaboration with this customer may significantly harm our business, financial condition and results of operations."

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

OPERATIONS

Sales, Marketing and Customer Support

        We pursue a direct sales and marketing strategy in China, Japan and Taiwan, targeting sales to telecommunications operators and equipment distributors with closely associated customers. We maintain sales and customer support sites in all major cities in China, Japan and Taiwan. Our customer service operation in Hangzhou, China, serves as both a technical resource and liaison to our product development organization.

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

        In January 2010, we signed a Manufacturing Agreement with a contract manufacturer, effective as of December 31, 2009. The Manufacturing Agreement has an initial term of one year, with automatic renewals of one year terms unless notice is provided 90 days prior to the end of the then-current term. The Manufacturing Agreement may be terminated for cause and either party may terminate the agreement for convenience with prior notice of six months. Under the Manufacturing Agreement, the contract manufacturer provides full electronics manufacturing services, including manufacturing, assembly and support, for our broadband, IPTV and NGN solutions products previously manufactured through our Hangzhou, China facility. Under the Manufacturing Agreement, the contract manufacturer also provides us new product introduction support, material sourcing and procurement, printed circuit board assembly, system integration and testing, final pack-out and delivery of products. The Manufacturing Agreement was terminated in early 2012, and we currently manufacture our products through our Hangzhou, China facility.

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

        In the past we have made, and expect to continue to make, significant investments in research and development. For the years ended December 31, 2012, 2011 and 2010, our R&D expenditures totaled

$28.1 million, $30.1 million and $38.0 million, respectively. The decrease in R&D expenditures is primarily due to reduced spending in non-core business units and cost reductions resulting from streamlined operations.

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

RAW MATERIALS

        We source and purchase components comprising of active and passive electronic parts, mechanical and electrical parts, OEM and third party parts in the open markets from China and overseas. Prices for these component parts typically vary with the global and local supply and demand dynamics as well as raw material price fluctuations. Component part price volatility is also affected by one-off events such as the earthquake in Japan and flooding in Thailand resulting in short-term electronic component and hard drive shortages respectively. See Item 3.D "Risk Factors—Risks Related to Our Business."

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

(1)
Our significant subsidiaries as of December 31, 2012 as defined in Rule 1-02(w) of Regulation S-X.
D.
Property, Plants and Equipment

        Our headquarters are currently located on a leased site in Beijing, China. Additionally, we operate facilities in the United States, other parts of China and globally consisting of office, R&D, warehousing and manufacturing sites primarily used jointly by our reporting segments.

        The headquarters for our China operations are located in Hangzhou. In 2001, we purchased the rights to use 49 acres of land located in Zhejiang Science and Technology Industry Garden of Hangzhou Hi-tech Industry Development Zone and built a 2.7 million square foot facility on this site. The facility was occupied in October 2004 and was used for manufacturing operations, R&D and administrative offices. In December 2009, we entered into a Property Transfer and Leaseback Agreement, or the Sale Leaseback Agreement, for the sale of our manufacturing, R&D and administrative offices facility in Hangzhou, China, or the Hangzhou facility, to a third party with leaseback of approximately 83,027 square meters (approximately 0.9 million square feet), or approximately one-third of the facility, through June 1, 2016. On December 8, 2010, we notified the landlord of our decision to terminate the Hangzhou facility lease in June 2011, in accordance with the termination clause in the lease agreement. In March 2011, we entered into a non-cancellable lease agreement for a R&D and administrative office in Hangzhou, China. Under the terms of this lease agreement, we have leased 35,425 square meters (approximately 0.4 million square feet) of gross floor area above ground of the buildings, including common areas, through July 15, 2016.

        We lease approximately 0.7 million square feet of property, of which 0.5 million square feet are properties in China and 0.1 million square feet are properties in North America. We maintain ten sales and customer support offices in six countries covering the United States, Europe, India, and the Asia-Pacific region. We currently lease sales offices in 2 locations in China.

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

A.
Operating Results

OVERVIEW

        On June 24, 2011, we effected the Merger to reorganize the corporate structure of UTStarcom, Inc., a Delaware corporation incorporated in 1991, and its subsidiaries. The Merger resulted in the shares of common stock of UTStarcom, Inc. being converted into the right to receive an equal number of ordinary shares in our capital, which were issued by us in connection with the Merger. Following the Merger, UTStarcom, Inc. became our wholly-owned subsidiary and we became the parent company of UTStarcom, Inc. and its subsidiaries. See Item 4.C for a listing of our subsidiaries. We, together with our subsidiaries, continue to conduct our business in substantially the same manner as was conducted by UTStarcom, Inc. The transaction was accounted for as a legal re-organization of entities under common control. Accordingly, we prepared our consolidated financial statements with the assumption that the current corporate structure had been in existence throughout all relevant periods. Our consolidated financial statements prior to the Merger reflect the financial position, results of operations and cash flows of UTStarcom, Inc. and its subsidiaries. Our consolidated financial statements as of and for the year ended December 31, 2011 and 2012 reflect our financial position, results of operation and cash flows for the company.

        The following discussions of our financial condition and results of operations and cash flows are based upon the information as described above.

        We are a leading provider of media operational support services and broadband equipment products and services. Our focus is to deploy a TV over IP Services Platform, pursue internal product development and strategic acquisitions to build out these new services, and design an optimal operating structure to maximize the potential of business units and foster innovation, collaboration and efficiency, and design and sell broadband solutions along with the ongoing services relating to the installation, operation and maintenance of these products. Collectively our range of solutions is designed to expand and modernize telecommunications networks through smooth network system integration, lower operating costs and increased broadband access. We also provide the carriers with increased revenue opportunities by enhancing their subscribers' user experience. The majority of our business is based in Japan, China, Taiwan, India and other Asian markets.

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

        Our customers can easily integrate our products, which are IP-based, with other industry standard hardware and software. Additionally, we believe we can introduce new features and enhancements that can be cost-effectively added to our customers' existing networks. IP-based devices can be changed or upgraded in modules, saving our customers the expense of replacing their entire system installation. Our strategic priorities are summarized as follows:

  •
  Focus primarily on providing a suite of IP-based solutions and broadband products and related services;

  •
  Maintain our leadership position in Taiwan and Japan while solidifying our presence in selective geographical markets in Asia;

  •
  Leverage our strong reputation with telecom carriers and cable operators and our ability to solve complex network problems; and

  •
  Improve our financial position by executing announced restructuring initiatives and reducing operating expense levels.

        In 2010, we were selected as the preferred PTN supplier of next generation IP transmission equipment for Softbank. In 2012, we have continued to expand our business in PRC and Asia, especially in Japan, to achieve sustainable growth of IP-based telecommunications infrastructure products and broadband infrastructure products.

        On July 27, 2012, we announced strategic initiatives to advance our efforts to transition into higher growth, more profitable areas and enhance the value of the business. As part of this strategy, we completed a sale of our IPTV equipment business to an entity founded by Mr. Jack Lu, who was our former Chief Executive Officer, and paid a total consideration of approximately $30.0 million related to the net liabilities transferred. The divestiture transaction was closed on August 31, 2012. Upon closing of the divestiture transaction, Mr. Jack Lu started to lead the new IPTV equipment business, and left his position as our Chief Executive Officer. The divestiture was a means of effectively redeploying capital to support higher return opportunities, particularly in the value-added services area. It accelerated our ongoing transition into a higher growth business and was expected to have a positive effect on our margin structure and profitability profile. Prior to the divestiture, the IPTV business accounted for 15.8% of our revenue in 2012 and had negatively contributed to the overall results of our operations. This strategic initiative was expected to significantly reduce our expenses going forward. At the same time, the divested IPTV equipment business entered into a brand licensing arrangement with us to ensure business continuity for customers and business partners. Moreover, on August 31, 2012, UTStarcom Hong Kong Holdings Ltd. which was one of our subsidiaries prior to our disposal to the buyer as part of the sale of the IPTV business, issued a convertible bond, or Convertible Bond, to UTStarcom Hong Kong Ltd., in the principal amount of $20.0 million, which was paid by our company in cash. According to the terms of the Convertible Bond, the Convertible Bond bears interest at 6.5% per annum and will be mature on August 31, 2017, or the Maturity Date. On or prior to the Maturity Date, upon UTStarcom Hong Kong Holdings Ltd. achieving breakeven on its statement of operations, or P&L run-rate breakeven, $5.0 million of principal of the Convertible Bond will automatically be converted into 8% of the outstanding shares of UTStarcom Hong Kong Holding Ltd. At the Maturity Date, we may convert the outstanding principle amount of the Convertible Bond and all accrued and unpaid interest into fully paid and nonassessable ordinary shares of UTStarcom Hong Kong Holding Ltd. equal to 25% (if 8% of shares specified above are issued) or 33% (if 8% of shares specified above are not issued) of the outstanding shares of UTStarcom Hong Kong Holding Ltd or may elect repayment in cash.

        In November 2012, we announced a strategic plan to transform UTStarcom into a higher growth, more profitable business focused on providing next generation media services. The new plan is expected to result in significant overall improvement in our business performance and we anticipate it will lead to accelerated rates of growth and profit margins.

        We identified three primary strategies:

  •
  Deploy a TV over IP Services Platform: We will build a major business line around TV over IP services, which offer fast-growing and high-margin opportunities in the marketplace. Through TV over IP services, we aim to be a leading provider of high-in-demand digital content, such as local content, premium licensed content, and other value-added services over a variety of platforms to the mainstream consumers. We will offer a cloud based, integrated platform to support the entire workflow of broadband and cable service providers' TV over IP operations, such as encoding and transcoding, program planning, media distribution, content publication, and product management.

  •
  Pursue Internal Product Development and Strategic Acquisitions to Build Out New Services: We will leverage our technical expertise to develop solutions in-house that will support the new TV over IP platform. Importantly, we will also seek to acquire or take significant stakes in companies that have market-leading technology that we can use to augment our services platform and then deploy commercially, quickly and efficiently.

  •
  Design an Optimal Operating Structure to Maximize the Potential of Business Units and Foster Innovation, Collaboration and Efficiency: we will structure our business in a way that aggregates and maximizes the potential of its existing and to-expand business units by providing them the flexibility to pursue opportunities while also aligning their interests with broader corporate goals and those of shareholders. We also aim to maximize efficiency in operations and minimize fixed costs in order to keep the underlying business strong.

In the last several months, we have invested in and expanded strategic partnerships as part of the roll-out of our new strategy. These investments are intended to build momentum in 2013 as well as accelerate our ongoing transition into a higher growth business and becoming a next generation media service provider.

  •
  We acquired a 44% stake in aioTV Inc., a company engaged in international cloud-based video aggregation and distribution platform business, and became its largest investor. The transaction is expected to help us develop and build up our subscription-based value added media services.

  •
  We made significant progress in the introduction of media operational support services. As our partner, iTV Media Inc., or iTV Media, of which we are the single largest investor, launched new ventures in Thailand and Spain.

  –
  iTV Media deployed its IPTV and video on demand (VOD) services in Spain in January 2013 through a strategic partnership with Mira TV.

  –
  iTV Media launched the MeTV IPTV service in Thailand in October 2012 through a strategic partnership with a leading national telecommunications services provider.

Sale Leaseback Transaction and Early Termination of Hangzhou Building

        In December 2009, we entered into the Sale Leaseback Agreement for the sale of the Hangzhou facility to a third party for proceeds of approximately $138.8 million and the leaseback of approximately one-third of the property through 2016. As of May 31, 2010, we had received all of the sales proceeds and met all criteria for consummation of sale of the Hangzhou facility. On May 31, 2010, the buyer and we agreed that all conditions precedent to the closing had been met and the leaseback commenced on June 1, 2010. On December 8, we formally notified the landlord of our decision to terminate the lease in June 2011. The termination clause required us to pay total penalties of $9.5 million. A termination penalty charge of $1.3 million was recorded in December 2010 as a result of the full termination penalty off set by the release of the deferred gain and deferred rental liabilities other than the portion that would have been normally amortized in the next six month period to June 8, 2011 if there were no early termination. As of December 31, 2010, we had a net balance of $4.0 million related to the early termination penalty recorded in Other Liabilities which consisted of the $9.5 million total penalty less the prepaid rent and security deposit paid in the second quarter of 2010. In June 2011, we recorded an additional penalty of $0.3 million and released the deferred rental liabilities. In July 2011, we made the final payment of $4.4 million and completed the termination. See Note 7 to our Consolidated Financial Statements included under Item 18 of this Annual Report on Form 20-F.

Divestitures

        On July 31, 2009, we completed a sale of our Korea operations to an entity founded by a former employee and received total consideration of approximately $2.0 million. In January 2010, we completed a sale of certain assets and liabilities related to our Remote Access Server, or RAS, product line and received total consideration of approximately $1.5 million. In June 2010, we completed a sale of our IP Messaging and US PDSN assets which were located in North America, Caribbean, and Latin America regions and were part of the Multimedia Communications segment. We received consideration of approximately $0.9 million as of December 31, 2010. In September 2010, we entered into an agreement to transfer our Europe, Middle East and Africa, or EMEA operations, for no consideration. In the third quarter of 2010, we recognized expenses of approximately $0.9 million as a divestiture loss for our obligations primarily arising out of local statutory requirements such as severance fund for transferred employees and other miscellaneous operational costs. In the third quarter of 2010, we completed a sale of our China PDSN assets and recorded a gain of $1.6 million. In the third and fourth quarters of 2011, we entered into a three-party assignment agreement to transfer and release all of the remaining obligations in connection with the sale of China PDSN assets in 2010, and recognized a gain on divestiture of approximately $4.3 million. In the fourth quarter of 2011, we recorded an additional gain of $0.2 million which was contingent on the collection by the buyer of certain IP Messaging and U.S. PDSN assets sold in 2010. In the first half year of 2012, we recognized a gain of $0.8 million associated with the China PDSN as we successfully assigned all the remaining obligations and released the related deferred gain. In the second quarter of 2012, we received $0.1 million of contingent consideration associated with the US PDSN assets which was recognized as additional gain on the divestiture. Regarding to the divestiture for EMEA operations, on September 17, 2012, the High Court of Ireland accepted the Notice of Discontinuance submitted by the buyer and settled with the payment of approximately $0.6 million paid by us to the buyer, which was recorded as offset to the remaining $1.0 million payable balance of proceeds receivable and resulted in an additional gain on the divestiture recorded in 2012, the matter was officially closed.

        On August 31, 2012, we completed a sale of our IPTV business to an entity founded by Mr. Jack Lu, our former Chief Executive Officer, and paid a total consideration of approximately $30.0 million to the buyer entity related to the net liabilities transferred. In connection with the transaction, we transferred approximately $41.4 million in current assets, $1.2 million in property, plant and equipment and other long term assets and $74.1 million in liabilities, and as a result, we recorded a net loss of

$17.5 million during 2012 related to the transaction, which primarily consists of $13.4 million of severance payment for termination of employees related to IPTV business or transfer of IPTV business related employees to the buyer, write-off of $3.8 million of prepaid VAT no longer receivable due to the disposition, $1.7 million transaction costs, partially offset by a gain of $1.5 million from the net liability release. As of December 31, 2012, the remaining unpaid balance related to the divestiture was approximately $0.6 million, which was paid in April 2013. Due to the delay of customer contract assignments, we are still the primary obligor for most of the contracts related to IPTV equipment business as they were not legally assigned to the buyer. Therefore, we were not able to derecognize the related liabilities of those un-assigned contracts. Since all of the economic risks and benefits of the un-assigned contracts had been transferred to the buyer of the IPTV business, we recorded a portion of the payment made to the buyer at the time of the divestiture as the deferred service cost to offset such liabilities related to those un-assigned contracts. As of December 31, 2012, we had liabilities and deferred costs of $47.3 million related to those un-assigned contracts. We will continue to recognize revenue for those unassigned contracts when they meet the revenue recognition criteria. At the same time, we will recognize an equal amount of deferred costs associated with those contracts. Therefore, there will be no gross margin impact from the revenue recognition of those contracts. Moreover, on August 31, 2012, UTStarcom Hong Kong Holdings Ltd. issued a Convertible Bond to UTStarcom Hong Kong Ltd., one of our subsidiaries, in the principal amount of $20.0 million, which was paid by our company in cash. According to the terms of the Convertible Bond, the Convertible Bond bears interest at 6.5% per annum and will be mature on August 31, 2017. On or prior to the Maturity Date, upon UTStarcom Hong Kong Holdings Ltd achieving P&L run-rate breakeven, $5.0 million of principal of the Convertible Bond will be converted into 8% of the outstanding shares of UTStarcom Hong Kong Holding Ltd. At the Maturity Date, we may convert the outstanding principle amount of the Convertible Bond and all accrued and unpaid interest into fully paid and nonassessable ordinary shares of UTStarcom Hong Kong Holding Ltd. equal to 25% (if 8% of shares specified above are issued) or 33% (if 8% of shares specified above are not issued) of the outstanding shares of UTStarcom Hong Kong Holding Ltd. or may elect cash payment. During the years ended December 31, 2012, 2011 and 2010, IPTV business accounted for $29.5 million, $141.4 million and $152.6 million, respectively, of our revenues. We determined that the divestiture of IPTV business did not meet the criteria for presentation as a discontinued operation due to our significant continuing involvement in the IPTV equipment business. The Convertible Bond was classified as available-for-sale securities subject to fair value accounting. See Note 3 and 6 to our Consolidated Financial Statements included under Item 18 of this Annual Report on Form 20-F.

Restructuring Programs

        On June 9, 2009, our board of directors approved a restructuring plan, or the 2009 Restructuring Plan, designed to reduce our operating costs. The 2009 Restructuring Plan includes a worldwide reduction in force of approximately 50% of our headcount, or approximately 2,300 employees located primarily in China and the United States and, to a lesser degree, other international locations. During 2010, we recorded restructuring costs of approximately $15.7 million related to the 2009 Restructuring Plan and prior year restructuring plans. During 2012 and 2011, we recorded restructuring costs of approximately $0.4 million and $2.4 million related to the 2009 Restructuring Plan. The 2009 Restructuring Plan was completed as of December 31, 2012. See Note 11 to our Consolidated Financial Statements included under Part III, Item 18 of this Annual Report on Form 20-F.

Investments

        In September 2004, the Company invested $2.0 million in Series A preferred stock of ImmenStar, Inc., or ImmenStar. ImmenStar was a development stage company that designed a chip that was used in the Company's product. This investment was accounted for under the cost method. In February 2007, ImmenStar was acquired by Cortina Systems, Inc., or Cortina. In exchange for our investment in ImmenStar, we received 3.6 million shares of Series D Preferred Convertible Stock of Cortina at $0.837 per share and $1.8 million cash in March 2007, and an additional 0.4 million shares of Series D Preferred Convertible Stock of Cortina at $0.837 per share and $0.2 million cash from escrow during 2008. As a result of the acquisition, we recorded a gain on investment of $2.8 million in other income, net in 2007 and $0.5 million in 2008. We owned approximately 1% interest in Cortina as of December 31, 2012.

        In October 2004, we invested $3.0 million in Series D preferred convertible stock of GCT Semiconductor, Inc., or GCT, which designs, develops and markets integrated circuit products for the wireless communications industry. This investment represents approximately a 2% interest in GCT., This investment is accounted for under the cost method. In the first quarter of 2013, we reviewed the carrying value of our investment in GCT Semiconductor including reviewing its cash position, recent financing activities, financing needs, earnings/revenue outlook, operational performance, and competition. Based on this review, we determined that there had been other-than-temporary decline in GCT's fair value and recorded an impairment charge of $1.0 million for the year ended December 31, 2012. On Apr 4, 2013, we received an official invitation from GCT, to participate in the next round of financing in their preferred stock. However the fair value of GCT based on the pricing information included in their official financing invitation was lower than the previous assessed fair value. Therefore, we recorded an additional $1.2 million impairment provision against our investment in GCT in the statement of operations for the year ended December 31, 2012.

        In May 2005 and August 2005, we invested $2.0 million and $1.0 million, respectively, in Xalted Networks, or Xalted. In March 2006, we invested an additional $0.3 million in Xalted. Xalted is a development stage company providing telecommunication operator customers with a comprehensive set of network systems, software solutions and service offerings. We had less than 10% ownership interest in Xalted on a fully diluted basis as of December 31, 2012 and accounts for the investment using the cost method. During the third quarter of 2009, we re-evaluated the carrying value of this investment, including reviewing Xalted's cash position, recent financing activities, financing needs, earnings/revenue outlook, operational performance, and competition. Based on this review, we determined that the decline in Xalted's fair value was other-than-temporary and recorded a $1.7 million impairment charge for this investment in other income, net in the third quarter of 2009. In the second quarter of 2011, Xalted completed a share exchange transaction with Kranem Corporation, or Kranem, a public company listed in Over the Counter Bulletin Board. This transaction was recorded as a reverse recapitalization. As a result of this transaction, Xalted became a holding company which did not have any operations other than owning 35% of the issued and outstanding shares of Kranem. In the fourth quarter of 2011, we reassessed the fair value of our investment in Xalted (level 2 within the fair value hierarchy) based on the share price of Kranem, and as a result recorded a $0.5 million impairment charge in other income (expense), net due to an other-than-temporary decline in the fair value of Xalted. In the third quarter of 2012, we reassessed the fair value of our investment in Xalted (level 2 within the fair value hierarchy) based on the share price of Kranem, and as a result recorded a $0.8 million impairment charge in impairment of goodwill other long-lived assets and long-term investments, net due to an other-than-temporary decline in the fair value of Xalted.

        In December 2010, we invested $2.1 million into ACELAND Investments Limited, or ACELAND. ACELAND is a joint venture entity we formed with ZTE H.K. Limited. The entity's investment objective is to participate in the investment in Wireless City Planning operated by Softbank to develop XGP business. Pursuant to the investment agreement, in the second quarter of 2011, we extended a shareholder loan to ACELAND in the amount of $7.1 million which could be used by ACELAND to subscribe for Class B Wireless City Planning shares. The shareholder loan was made by all shareholders of ACELAND in proportion to their equity interests in ACELAND. Based on the terms of the loan which make repayment contingent on certain events, we accounted for it as an equity investment. We owned approximately 35% interest in ACELAND as of December 31, 2012 and accounts for the investment in ACELAND using the equity method. ACELAND did not incur any significant income or losses in 2012 and 2011.

        In December 2011, we invested $0.6 million into Beijing Bodashutong Technology Development Co. Ltd., or Bodashutong, through the agreement between our subsidiary, UTStarcom (Beijing) Technologies Co., Ltd., and Shidazhibo (Beijing) Culture and Media Co. Ltd. The investment objective is to provide broadband solutions and comprehensive telecom technology services for a new affordable housing development in Beijing. We owned 30% interest in Bodashutong as of December 31, 2011 and 2012, and account for this investment using the equity method. In March 2013, Shidazhibo (Beijing) Culture and Media Co. Ltd. transferred our equity interest in Bodashutong to three other shareholders of Bodashutong equally at the initial investment amount of $0.6 million.

        In 2008, we invested $0.5 million into SBI NEO Technology, or SBI, in exchange for approximately 2% of the partnership interest in SBI. The partnership's investment objective is to invest in unlisted or listed companies in Japan and overseas that are engaged in high growth businesses, including businesses focused on information technology and the environment. In the first quarter of 2010 and 2011 and the fourth quarter of 2012, we contributed an additional $0.7 million, $0.7 million and $0.6 million into SBI, respectively, and maintained a partnership interest of approximately 2% as of December 31, 2012. We concluded that we do not have a controlling interest in SBI as we do not have the power to direct the activities of SBI that most significantly impact the entity's economic performance, nor do we have any significant influence over SBI We account for the investment in SBI using the cost method.

        On August 31, 2012, we completed a sale of our IPTV business to UTStarcom Hong Kong Holdings Ltd., which is a former subsidiary or our Company and currently owned by Jack Lu, our former Chief Executive Officer, and paid a total consideration of approximately $30.0 million. In connection with this transaction, we recorded a net loss of $17.5 million during 2012. On the same day, UTStarcom Hong Kong Holdings Ltd. issued the Convertible Bond to UTStarcom Hong Kong Ltd., one of our subsidiaries, in the principal amount of $20.0 million. According to the terms of the Convertible Bond, the Convertible Bond bears interest at 6.5% per annum and will be mature on August 31, 2017. On or prior to the maturity date, if UTStarcom Hong Kong Holdings Ltd. achieves P&L run-rate breakeven, the $5.0 million of principal of the Convertible Bond will be converted into 8% of the outstanding shares of UTStarcom Hong Kong Holdings Ltd. At the maturity date, we may convert the outstanding principal amount of the Convertible Bond and all accrued and unpaid interest into fully paid and nonassessable ordinary shares of UTStarcom Hong Kong Holdings Ltd. equal to 25% (if 8% of shares specified above are issued) or 33% (if 8% of shares specified above are not issued) of the outstanding shares of UTStarcom Hong Kong Holdings Ltd. or may elect cash payment. The Convertible Bond was classified as available-for-sale securities subject to fair value accounting. As of December 31, 2012, the fair value of the Convertible Bond approximates $20 million.

        In November 2012, we invested $8 million in Series B Preferred Stocks of AioTV Inc, or AioTV, at $0.320937 per share. AioTV stands for "all-in-one TV" and the company is a leading international cloud-based video aggregation and distribution platform. Our investment objective is to obtain access to technology that will support our rollout of subscription-based, value-added media services. We owned 44% equity interest of AioTV as of December 31, 2012. The preferred stock were classified as available-for-sale securities. As of December 31, 2012, we determined that there was no material change to the fair value of the preferred stock since there were no significant changes in the AioTV's business and financial conditions given the relatively short period since the investment was made in November 2012.

        On April 15, 2012, we entered into a Share Exchange Agreement with the shareholders of iTV Media for the exercising of the repurchase right. The transaction was effective on June 4, 2012 and the transfer was completed on June 21, 2012. Upon the excise of the Share Exchange Agreement, 1,491,091 UTStarcom ordinary shares (after taking into account the reverse share split) previously held by Smart Frontier Holdings Limited, or Smart Frontier, was transferred back to our company as treasury shares. Accordingly, the 5,100,000 ordinary shares of Stage Smart Limited previously held by UTStarcom were transferred back to Smart Frontier based on the same schedule. After the repurchase, we decreased our ownership in iTV Media from 75% to approximately 49% and the number of directors we are entitled to elect to the iTV Media's board of directors decreased from three to two out of a total of five directors, which triggered deconsolidation of iTV Media from our consolidated financial statements in 2012. As a result of the repurchase, we measured the fair value of our retained interests in the Series A Preference Shares of iTV Media at the date of losing control, which amounted $14.9 million. Upon the deconsolidation, we derecognized the assets (including an appropriate allocation of goodwill) and liabilities of iTV Media at their carrying amounts on the date control was lost, and derecognized the carrying amount of any non-controlling interest at the date control was lost (including any components of accumulated other comprehensive income attributable to it), and recognized the fair value of the proceeds from the transaction. There was no material gain or loss resulting from the transaction. Since the remaining Series A Preference Shares of iTV Media we invested are not qualified as the in-substance common stock due to their substantive liquidation preference, we use the cost method to account the iTV Media investment after the deconsolidation. On December 3, 2012, iTV Media issued a convertible bond to us for cash in the principal amount of $3.0 million, which is convertible to the preference shares issued in a qualified financing, if a qualified financing has been completed prior to such conversion or iTV Media's Series A Preferred Stock. The conversion price per share equals to the lesser of (i) a price per share equal to 85% of the per share price paid to the other purchaser of preference shares sold in the qualified financing and (ii) the price per share of the Series A Preferred Stock which was initially issued to us. According to the terms of the convertible bond, the convertible bond bears interest at 6.5% per annum and will be mature on December 31, 2013. The convertible bond was classified as available-for-sale securities subject to fair value accounting. As of December 31, 2012, we determined that there was no material change to the fair value of the convertible bond since there was no significant change in the business and financial conditions of iTV Media during the relatively short period since the convertible bond was purchased in December 2012. As a result of our investment in the convertible bond, we have reassessed our investment in the Series A Preference Shares. We continue to account for them using the cost method as at December 31, 2012 as they still do not qualify as in-substance-common stock due to their substantive liquidation preference.

Acquisition

        We have in the past acquired certain businesses, products and technologies. We will continue to evaluate acquisition prospects that would complement our existing product offerings, augment our market coverage, enhance our technological capabilities, or that may otherwise offer growth opportunities. However, acquisitions involve numerous risks, including potential future impairment of our acquisitions or investment. We may face a risk of potential impairment in 2013 and beyond if we fail to achieve our financial forecasts with respect to our acquisitions or investments. See Item 3.D "Risk Factors—Risks Related to Our Business—We may not be able to take advantage of acquisition opportunities or achieve the anticipated benefits of completed acquisitions."

        On October 16, 2010, we entered into an Ordinary Shares Purchase Agreement with iTV Media, (formerly Stage Smart Limited), and Smart Frontier Holdings Limited, or Smart Frontier, the sole shareholder of iTV Media, to enable us to launch an Internet TV platform to generate revenue through subscription, advertising and value-added services in the coming years. We purchased from Smart Frontier 5,100,000 ordinary shares of iTV Media held by Smart Frontier, or the Purchase Shares, for an aggregate purchase price of $10.0 million paid in the form of shares of UTStarcom, Inc. common stock calculated by dividing $10.0 million by the average closing price per share of the UTStarcom, Inc. common stock quoted on the NASDAQ stock market for the thirty-day period immediately preceding the date of closing of the transaction which closely approximated the market value on the day of issuance. The shares of UTStarcom, Inc. common stock were converted into the right to receive an equal number of our ordinary shares, which we issued in connection with the Merger. Pursuant to the Ordinary Shares Purchase Agreement, we have the right to repurchase our shares issued in exchange for iTV Media's ordinary shares currently held by us if, by the one year anniversary of the closing date, regulatory approvals have not been obtained as outlined in the post-closing covenants of the Ordinary Shares Purchase Agreement. Concurrent with entering into the Ordinary Shares Purchase Agreement, we also entered into a Series A Preference Shares Purchase Agreement with iTV Media and its affiliated entity, its wholly owned subsidiaries, and Smart Frontier. Pursuant to the Series A Preference Shares Purchase Agreement, we purchased 9,600,000 Series A Preference Shares of iTV Media for an aggregate consideration of $20.0 million in cash. The Purchase Shares and the Series A Preference Shares together constitute 75% of the total shares of iTV Media which gave us control over iTV Media. On October 16, 2011, we and the iTV Media shareholders agreed to extend the date of exercising our repurchase right from the original date of October 16, 2011 to April 16, 2012. Since November 8, 2010, the date we acquired the Purchase Shares, iTV Media and its affiliated entity and its wholly owned subsidiary have been consolidated into our results of operations. We recorded intangible assets and goodwill of $5.0 million and $13.8 million as of December 31, 2010, respectively, in connection with our acquisition of the Purchase Shares of iTV Media. On April 15, 2012, we entered into the Share Exchange Agreement with iTV Media and Smart Frontier for exercising the repurchase right. The transaction was effective on June 4, 2012 and was completed on June 21, 2012. Upon the excise of the Share Exchange Agreement, 1,491,091 UTStarcom ordinary shares (after taking into account the reverse share split) of our ordinary shares previously held by Smart Frontier were transferred back to us as treasury shares. Accordingly, 5,100,000 ordinary shares of iTV Media previously held by us were transferred back to Smart Frontier. After the repurchase, our ownership in iTV Media decreased from 75% to below approximately 49% and the number of directors we are entitled to elect to the iTV Media's board of directors decreased from three to two out of a total of five directors, which triggered deconsolidation of iTV Media from our consolidated financial statements in 2012. As a result of the repurchase, we measured the fair value of our retained interests in the Series A Preference Shares of iTV Media at the date of losing control, which amounted $14.9 million. There was no material gain/loss recorded as a result of the deconsolidation on June 21, 2012. Since the remaining Series A Preference Shares of iTV Media invested by the Company are not qualified as the in-substance common stock due to their substantive liquidation preference, we uses the cost method to account the investment in iTV Media after the deconsolidation. On December 3, 2012, we purchased from iTV Media a convertible bond with a principal amount of $3.0 million, which is convertible into the preference shares issued in a qualified financing, if a qualified financing has completed prior to such conversion, or iTV Media's Series A Preferred Shares. The conversion price per share equals to the lesser of (i) a price per share equal to 85% of the per share price paid to the other purchaser of preference shares sold in the qualified financing and (ii) the price per share of the Company's Series A Preferred Stock was initially issued. The convertible bond bears interest at 6.5% per annum and will be mature on December 31, 2013. The convertible bond was classified as available-for-sale securities subject to fair value accounting. As of December 31, 2012, we determined that there was no material change to the fair value of the convertible bond given that there was no significant changes in the business and financial conditions of iTV during the relatively short period since the convertible bond was purchased in December 2012. As a result of our investment in the convertible bond, we have reassessed our investment in the Series A Preference Shares. We continue to account for them using the cost method as at December 31, 2012 as they still do not qualify as in-substance-common stock due to their substantive liquidation preference. See Note 6 and Note 8 to our Consolidated Financial Statements included under Part III, Item 18 of this Annual Report on Form 20-F.

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

        In September 2009, the Financial Accounting Standards Board, or FASB, amended the accounting standards for multiple element arrangements to:

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

        If the transactions entered into or materially modified on or after December 31, 2010 were subject to the previous accounting guidance, the change in total revenue, income from continuing operations, net income and related per share amounts, and deferred revenue for the period ended December 31, 2011 and 2012 would not be material.

        Certain arrangements with multiple deliverables may continue to have stand-alone software deliverables that are subject to the existing software revenue recognition guidance along with non-software deliverables that are subject to the amended revenue accounting guidance. The revenue for these multiple element arrangements is allocated to the stand-alone software deliverables as a group and the non-software deliverables based on the relative selling prices of all of the deliverables in the arrangement using the fair value hierarchy in the amended revenue accounting guidance. For stand-alone software sales after December 31, 2010 and for all transactions entered into prior to the first quarter of 2011, we recognize revenue based on the software revenue recognition guidance. Under the software revenue recognition guidance, we use the residual method to recognize revenue when an arrangement includes one or more elements to be delivered at a future date and VSOE of the fair value of all the undelivered elements exists. VSOE of fair value of each element is based on the price charged when the element is sold separately. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the contract price is recognized as revenue when all other revenue recognition criteria are met. If VSOE of fair value of one or more undelivered elements does not exist, all revenue for delivered and undelivered elements is deferred until delivery of all elements occurs or when VSOE of fair value of the undelivered elements can be established. In some cases we have agreed to give software upgrade rights on a "when and if made available" basis for no additional consideration and for an unspecified period which could extend over the term of the contract. This additional contract obligation is an element of "post-contract support", or PCS. We have not established VSOE of fair value for such contract element. Accordingly, the revenues from such contracts are recognized ratably over the expected period of PCS, which is generally the term of the contract. In some cases where there is no stated contractual term, revenue is recognized ratably over the estimated period of PCS. We review assumptions regarding the estimated PCS periods on a regular basis. If we determine that it is necessary to revise our estimates of the PCS periods, the amount of revenue recognized over the life of the contract would not be affected. However, to the extent the new assumptions regarding the PCS periods were different from the original assumptions, the contract revenues would be recognized over the remaining expected PCS period. In connection with the restructuring of the telecommunication industry in China and the launch of 3G services in China, MIIT announced that PAS services in China would be phased out by January 1, 2012. In the second and third quarter of 2009, we streamlined our sales, service and research and development operations for PAS handsets and infrastructure equipment. We did not perform any new research and development of PAS products and we maintained a small support team to assist our customers with warranty matters. In the later part of the third quarter of 2009 and the early part of the fourth quarter of 2009, we contacted our PAS infrastructure customers and held discussions with them on the future of PAS products. In October 2009, we notified our PAS infrastructure customers in China that we would no longer provide upgrades or support of PAS products beyond December 31, 2011. Consequently, we determined the remaining expected period of support as 2 years from the fourth quarter of 2009 and hence deferred revenue associated with PAS infrastructure is being recognized ratably beginning in the fourth quarter of 2009 through the fourth quarter of 2011. In 2011, deferred revenue of $95.3 million was released to revenue associated with PAS infrastructure sales, realizing profit of approximated $33.1 million on a full year basis. As of December 31, 2011, we completed the amortization of deferred revenue associated with PAS infrastructure sales. We still had a remaining balance of deferred revenue associated with unfulfilled contractual obligations for our historical PAS infrastructure contracts as of December 31, 2011. Such amounts were deferred at its VSOE of fair value according to the terms of the contracts. Upon the phasing out of the PAS services as required by the MIIT announcement, we have been taking appropriate actions, such as communicating with our customers regarding the termination of such services, to legally release those obligations. Accordingly, approximately $8.1 million of the deferred revenue had been released in 2012 upon the appropriate legal actions. As of August 31, 2012, the remaining deferred revenue balance associated with PAS was approximately $5.1 million. The remaining balance of $5.1 million was included as part of the divestiture of our IPTV business. However, due to the delay of contract assignment, only $2.0 million had been transferred to the buyer of IPTV business and we still kept a remaining deferred revenue balance of $3.1 million associated with PAS as of December 31, 2012.

        Revenue from fixed price contracts that include a requirement for significant software modification or customization is recognized using the completed contract method of accounting whereby no revenue is recognized prior to the completion of the project, because for contracts involving unique requirements we are unable to make reasonably dependable estimates of progress towards meeting contractual requirements. In the event estimated total project costs exceed estimated total project revenues, the entire estimated loss is charged to operations in the period in which the loss becomes probable and can be reasonably estimated. The complexity of the estimation process and judgments about internal and external factors including labor utilization, changes to specifications and testing requirements, time required for performance and resulting incurrence of contract penalties, and the performance of subcontractors affect the estimation process.

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

        We have sales agreements with certain wireless customers that provide for a rebate of the selling price to such customers if the particular product is subsequently sold at a lower price to such customers or to a different customer. The rebate period extends for a relatively short period of time. Historically, the amounts of such rebates paid to customers have not been material. We estimate the amount of the rebate based upon the terms of each individual arrangement, historical experience and future expectations of price reductions and then records the estimate of the rebate amount at the time of the sale. We also enter into sales incentive programs, such as co-marketing arrangements, with certain wireless and handset customers. We record the incurred incentive as a reduction of revenue when the sales revenue is recognized. In the fourth quarter of 2009, we substantially completed the wind-down of our handset business therefore such arrangements were not significant in 2010, 2011 and 2012.

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

        On August 31, 2012, we completed a sale of our IPTV business to an entity founded by Mr. Jack Lu, our former Chief Executive Officer, and paid a total consideration of approximately $30.0 million related to the net liabilities transferred. Due to the delay of customer contract assignments, we are still the primary obligor for most of the contracts related to the IPTV business as they were not legally assigned to the buyer. Therefore, we were not able to derecognize the related liabilities of those un-assigned contracts. Since all of the economic risk and benefits of those un-assigned contracts had been transferred to the buyer of the IPTV business, we recorded a portion of the payment made to the buyer at the time of the divestiture as the deferred service cost to offset the remaining liabilities related to those un-assigned contracts. As of December 31, 2012, we had liabilities and deferred costs of $47.3 million related to those un-assigned contracts.

        Because of the nature of doing business in China and other emerging markets, our billings and/or customer payments may not correlate with the contractual payment terms and we generally do not enforce contractual payment terms prior to final acceptance. Accordingly, accounts receivable are not recorded until we recognize the related customer revenue. Advances from customers are recognized when we have collected cash from the customer, prior to recognizing revenue. Deferred revenue is recorded if there are undelivered elements after final acceptance has been obtained. We had current deferred revenue of $41.5 million, $65.0 million and $183.0 million, and long-term deferred revenue of $59.5 million, $83.2 million and $122.2 million as of December 31, 2012, 2011 and 2010, respectively. Costs related to deferred revenue are also deferred until revenue is recognized. See "Deferred Costs" below.

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

        We account for equity instruments issued to consultants and vendors in exchange for goods and services following the provisions of ASC 505-50, Equity-Based Payments to Non-Employees (Formerly FASB Staff Positions Emerging Issues Task Force Issue No. 96-18 and 00-18). The measurement date for the fair value of the equity instruments issued is determined at the earlier of (i) the date at which a commitment for performance by the consultant or vendor is reached or (ii) the date at which the consultant or vendor's performance is complete. In the case of equity instruments issued to consultants, the fair value of the equity instrument is recognized over the term of the consulting agreement.

Product Warranty

        We provide a warranty on our equipment and terminal sales for a period generally ranging from one to two years from the time of final acceptance. At times, we have entered into arrangements to provide limited warranty services for periods longer than two years. We provide for the expected cost of product warranties at the time that revenue is recognized based on an assessment of past warranty experience and when specific circumstances dictate. We assess the adequacy of our recorded warranty liability every quarter and make adjustments to the liabilities if necessary. Specific warranty accruals are reversed upon the expiration of the warranty period and are recorded as reduction of cost of sales. From time to time, we may be subject to additional costs related to non-standard warranty claims from our customers. If and when this occurs, we estimate additional accruals based on historical experience, communication with our customers and various assumptions that we believe to be reasonable under the circumstances. Such additional warranty accruals are recorded in the period in which the additional costs are identified. See Note 10 to our Consolidated Financial Statements included under Part III, Item 18 of this Annual Report on Form 20-F.

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

        Impairment testing of goodwill is performed at a reporting unit level. In 2012, the Company adopted the FASB revised guidance on "Testing of Goodwill for Impairment." Under this guidance, we have the option to choose whether we will apply the qualitative assessment first and then the quantitative assessment, if necessary, or to apply the quantitative assessment directly. For reporting units applying a qualitative assessment first, we start the goodwill impairment test by assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If we determine that it is more likely than not the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of goodwill with its carrying value. For reporting units directly applying a quantitative assessment, we perform the goodwill impairment test by quantitatively comparing the fair values of those reporting units to their carrying amounts. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. As of December 31, 2012, we carried goodwill of Nil due to the deconsolidation of iTV Media reporting unit, which was acquired in November 2010.

        We assess the recoverability of our long-lived assets other than goodwill by determining whether the carrying value of such assets will be recovered through undiscounted future cash flows. Asset impairments primarily consist of intangible assets with finite lives and property, plant and equipment and are based on an estimate of the amounts and timing of future cash flows related to the expected future remaining use and ultimate sale or disposal of property, plant and equipment net of costs to sell. Following our annual impairment review, we concluded immaterial assets were impaired as of December 31, 2012. During 2010 and 2011, we did not have any plant and equipment impairment charges. See Note 6 to our Consolidated Financial Statements included under Item 18 of this Annual Report on Form 20-F for additional discussion.

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

Investments

        Our investments consist principally of bank notes, debt securities classified as available for sale and equity investment in privately held companies. The investments in equity securities of privately held companies in which we hold less than 20% voting interest common stock or in-substance common stock and on which we do not have the ability to exercise significant influence are accounted for under ASC 325, "Investments—Other" using the cost method. Under the cost method, these investments are carried at the lower of cost or fair market value. The investments in equity securities of privately held companies in which we hold at least 20% but less than 50% voting interest in the common stock or in-substance common stock, and on which we have the ability to exercise significant influence are accounted for under ASC 323, "Investments—Equity Method and Joint Ventures" using the equity method. In-substance common stock is an investment in an entity that has risk and reward characteristics that are substantially similar to that entity's common stock. If an investment has a substantive liquidation preference over common stock, it is not substantially similar to the common stock. Investments in debt securities that are classified as available for sale are measured at fair value in the statement of financial position under ASC 320, "Investments—Debt and Equity Securities". Unrealized holding gains and losses for available-for-sale securities (including those classified as current assets) will be excluded from earnings and reported in other comprehensive income until realized except as indicated in the following paragraph.

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

        In January 2010, the FASB issued amended standards that require additional fair value disclosures. These disclosure requirements are effective in two phases. In the first quarter of 2010, we adopted the requirements for disclosures about inputs and valuation techniques used to measure fair value as well as disclosures about significant transfers between hierarchy levels. Beginning in the first quarter of 2011, these amended standards will require presentation of disaggregated activity within the reconciliation for fair value measurements using significant unobservable inputs (Level 3). We have adopted the requirement for the disclosure.

Other Than Temporary Impairment on Investment:

        We review our investments for an other-than-temporary impairment whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. Investments identified as having an indication of impairment are subject to further analysis to determine if the impairment is other-than-temporary and this analysis requires estimating the fair value of the investment. In making this determination, we review several factors to determine whether the losses are other-than-temporary, including but not limited to: (i) the length of time the investment was in an unrealized loss position, (ii) the extent to which fair value was less than cost, (iii) the financial condition and near term prospects of the issuer, and (iv) our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value. The determination of fair value of the investment involves considering factors such as current economic and market conditions, the operating performance of the companies including current earnings trends and forecasted cash flows, and other company and industry specific information.

RECENT ACCOUNTING PRONOUNCEMENTS

        See Note 2 to our Consolidated Financial Statements included under Item 18 of this Annual Report on Form 20-F for a full description of recent accounting pronouncements, including the expected dates of adoption and estimated effects on results of operations and financial condition, which is incorporated herein by reference.

RESULTS OF OPERATIONS

        With our strategic shifts, beginning on January 1, 2011, we realigned our reporting segments to better reflect our new operating structure. Effective January 1, 2011, the new reporting segments are as follows:

  •
  Equipment—Focused on our equipment sales including network infrastructure and application products. Network infrastructure products mainly include broadband products. Network application products mainly include Wireless infrastructure technologies.

  •
  Services—Providing services and support of our equipment products and also the new operational support segment.

  •
  Equipment Based Services—Services and support we provide to customers after their purchases of equipment.

  •
  Operational Support Services—Providing new services consisting of:

  •
  Integrated multi-screen viewing from a single managed platform

  •
  Time and location shifting

  •
  Reliable HD streaming

    These revenues will be generated through advertising, subscription and software license fees.

        In 2012, media operational support services from our video service cloud platform were recorded in operational support services segment as well.

        As previously discussed, we completed the divestiture of our IPTV business in August 2012. However, we have not yet met the requirements for reporting those results as discontinued operations because of our continued involvement in the business. Such continued involvement includes our processing the receipt of revenues and payment of related costs for the IPTV operations.

Net Sales

	Years Ended December 31,
Net Sales by Segment	2012	% of net sales	2011	% of net sales	2010	% of net sales
	(in thousands, except percentages)
Equipment	$160,688	86%	$285,493	89%	$251,134	86%
Services—Equipment Based Services	25,784	14%	34,539	11%	40,401	14%
—Operational Support Services	256	0%	544	0%	—	0%

	$186,728	100%	$320,576	100%	$291,535	100%

Net Sales by Region
United States	$0	0%	$0	0%	$5,903	2%
China	38,544	21%	157,564	49%	166,621	57%
India	23,992	13%	30,789	10%	31,426	11%
Japan	99,367	53%	96,257	30%	48,217	17%
Other	24,825	13%	35,966	11%	39,368	13%

	186,728	100%	320,576	100%	$291,535	100%

Fiscal 2012 vs. 2011

        Net sales decreased by 41.8% to $186.7 million for 2012 compared to $320.6 million for 2011. The decrease resulted from a $124.8 million decrease in equipment sales which was primarily due to (i) the

$95.2 million deferred revenue from amortization of Personal Handy-phone System, or PHS, which was only included in 2011, (ii) the $17.4 million decrease in sales of the STB products in China and $5.7 million decrease in sales of our RollingStream™ products, respectively, reflecting the divestiture of our IPTV business in August 2012, (iii) the $13.0 million decrease in sales of PTN products in Japan, reflecting the slower development of such product line in 2012 compared with 2011, and (iv) the $4.2 million decrease in sales of CPE product. The decrease in equipment sales were partially offset by the $7.1 million increase in sales of MSAN products mainly in Japan. The revenue from equipment based service for 2012 decreased by $8.7 million to $25.8 million compared to $34.5 million for 2011. The decrease was mainly due to $6.0 million decrease in NGN product-related services provided in 2012 and the $2.3 million decrease in PAS product-related services, reflecting the phase-out of PHS service by the end of 2011.

        For additional discussion, see Note 18 entitled "Segment Reporting" to our Consolidated Financial Statements included under Part III, Item 18 of this Annual Report on Form 20-F.

        In connection with the restructuring of the telecommunication industry in China and the launch of 3G services in China, the MIIT announced that PAS services in China would be phased out by January 1, 2012. In the second and third quarter of 2009, we streamlined our sales, service and R&D operations for PAS handsets and infrastructure equipment. We did not perform any new R&D of PAS products and we maintained a small support team to assist our customers with warranty matters. As a result of this change, in 2011, the total net sales and gross profit associated with the amortization of all PAS-related deferred revenue were $95.3 million and $33.1 million, respectively. As of December 31, 2011, the PAS infrastructure deferred revenue associated with period of support had been fully amortized. Meanwhile, we still had certain balances of deferred revenue associated with unfulfilled contractual obligations for our historical PAS infrastructure contracts. Such amounts were deferred at its VSOE of fair value according to the terms of the contracts. Upon the phasing out of the PAS services as required by the MIIT announcement, we have been taking appropriate actions, such as communicating with our customers regarding the termination of such services, to legally release those obligations. During the period of 2012, approximately $8.1 million of these deferred revenue had been released upon the appropriate legal actions. As of August 31, 2012, the remaining deferred revenue balance was approximately $5.1 million. The remaining balance of $5.1 million was primary included as the part of the divestiture of our IPTV equipment business. However, due to the delay of contract assignment, only $2.0 million had been transferred to the buyer of IPTV equipment business and we still kept a remaining deferred revenue balance of $3.1 million which was associated with PAS as of December 31, 2012.

Fiscal 2011 vs. 2010

        Net sales increased by 10% to $320.6 million for 2011 compared to $291.5 million for 2010. The increase resulted from a $34.4 million increase in equipment sales which were primarily due to increased sales of PTN products in Japan and RollingStream™ infrastructure product sales in India and Thailand. $7.4 million of equipment revenue recognized from an EMEA customer contract in the second quarter of 2011 also contributed to the year-over-year increase. This increase was partially offset by $10.5 million decrease in sales of MSAN products mainly in the APAC region, $5.0 million decrease in sales of handset terminals due to the wind-down of the Company's handset business, and the decrease in sales of other major product lines. The revenue from equipment based service for 2011 decreased by $5.9 million to $34.5 million compared to $40.4 million for 2010, which was primarily due to fewer iPAS maintenance contracts as a result of the phase-out of PAS in China on December 31, 2011.

Gross Profit

	Years Ended December 31,
Gross profit (loss) by Segment	2012	Gross Profit %	2011	Gross Profit %	2010	Gross Profit %
	(in thousands, except percentages)
Equipment	$64,835	40%	$107,030	37%	$57,567	23%
Services—Equipment Based Services	3,546	14%	9,271	27%	12,671	31%
—Operational Support Services	(223)	(87)%	(1,967)	(362)%	—	0%

	$68,158	37%	$114,334	36%	$70,238	24%

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

Fiscal 2012 vs. 2011

        Gross profit was $68.2 million, or 36.5% of net sales, for 2012, compared to $114.3 million, or 35.7% of net sales, for 2011. The decrease in gross profit was primarily due to a $42.2 million, or 39.4% decrease in gross profit in the Equipment segment for 2012 compared to 2011. The cessation of amortization of deferred revenue of PAS contributed a $33.1 million decrease in gross profit for 2012 compared to 2011 due to the phase out of the PAS business by January 1, 2012. The decrease was also due to a $17.4 million decrease in gross profit of PTN product sales for 2012 compared to 2011 reflecting the decreased sales in Japan and a $4.1 million decrease in gross profit of NGN products reflecting fewer NGN product sales in 2012, partially offset by a $2.8 million increase in gross profit of MSAN products sales and a $2.2 million increase in gross profit of STB product sales in China.

        The gross profit in equipment-based service segment for 2012 decreased by 61.8% to $3.5 million compared to 2011, which was primarily due to the phasing out of the PAS service by January 1, 2012, and fewer NGN product-related services provided in 2012, while fixed services costs remained relatively constant.

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

Operating Expenses

        The following table summarizes our operating expenses:

	Years Ended December 31,
	2012	% of net sales	2011	% of net sales	2010	% of net sales
	(in thousands, except percentages)
Selling, general and administrative	$52,457	28%	$63,857	20%	$95,240	33%
Research and development	28,131	15%	30,123	9%	38,044	13%
Amortization of intangible assets	516	—	1,239	—	206	—
Impairment of long-lived assets and long-term investments	3,043	2%	476	—	—	—
Restructuring	358	—	2,386	1%	16,018	5%
Net loss (gain) on divestitures	16,239	9%	(4,546)	(1)%	(5,548)	(2)%

Total operating expenses	$100,744	54%	$93,535	29%	$143,960	49%

        Selling, general and administrative expenses, or SG&A, include compensation and benefits, professional fees, sales commissions, provision for doubtful accounts receivable and travel and entertainment costs. R&D expenses consist primarily of compensation and benefits of employees engaged in research, design and development activities, cost of parts for prototypes, equipment depreciation and third party development expenses. We believe that continued and prudent investment in R&D is critical to our long-term success, and we will aggressively evaluate appropriate investment levels. A portion of our costs are fixed and are difficult to quickly reduce in periods of lower sales.

SELLING, GENERAL AND ADMINISTRATIVE

Fiscal 2012 vs. 2011

        SG&A expenses were $52.5 million for 2012, a decrease of 17.9% or $11.4 million as compared to $63.9 million for 2011. The decrease was primarily due to a decrease in personnel costs and the fixed cost as a result of our restructuring efforts which were partially offset by the increased consulting fees and the $0.9 million accelerated amortization of Beijing office leasehold improvement due to early termination.

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

RESEARCH AND DEVELOPMENT

Fiscal 2012 vs. 2011

        R&D expenses decreased by $2.0 million for 2012 compared to 2011. The decrease was mainly due to decrease in personnel and personnel related expense as a result of our restructuring initiatives which was partially offset by increase in consulting fees for several strategic outsourced design projects.

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

STOCK-BASED COMPENSATION EXPENSE

        At December 31, 2012, there was approximately $2.8 million of total unrecognized compensation cost, as measured, related to unvested stock options and restricted stock and restricted stock units, which is expected to be recognized over a weighted-average period of 3.29 years. The following table summarizes the stock-based compensation expense in our consolidated statement of operations:

	Years Ended December 31,
	2012	2011	2010
	(in thousands)
Cost of net sales	$107	$99	$166
Selling, general and administrative	2,399	2,602	4,600
Research and development	476	328	784
Restructuring	—	—	2,052

Total	$2,982	$3,029	$7,602

Fiscal 2012 vs. 2011

        Stock-based compensation expense remained at relative the same level in 2012 compare to 2011. We do not expect stock-based compensation expense to increase for fiscal year 2013.

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

AMORTIZATION OF INTANGIBLE ASSETS

Fiscal 2012 vs. 2011

        Amortization of intangible assets for 2012 was approximately $0.5 million compared to $1.2 million for 2011, reflecting the amortization of intangible assets acquired in the iTV Media investment. We deconsolidated iTV Media in the second quarter of 2012 and the amortization of intangible assets was terminated as of the end of the second quarter of 2012. See Note 8 to our Consolidation Financial Statements included under Part III, Item 18 of this Annual Report on Form 20-F.

Fiscal 2011 vs. 2010

        The increase in amortization of intangible assets for the full year 2011 was primarily due to the amortization of intangible assets acquired in iTV in November 2010.

GOODWILL AND OTHER LONG-LIVED ASSETS IMPAIRMENT

Fiscal 2012

        Impairment of long-lived assets and long-term investments for 2012 were $3.0 million, reflecting the $2.2 million investment impairment on GCT SemiConductor and $0.8 million investment impairment on Xalted Networks, respectively. Please see Note 6 to our Consolidation Financial Statements included under Part III, Item 18 of this Annual Report on Form 20-F.

Fiscal 2011

        We recorded an immaterial impairment charge for 2011 following our annual impairment review on goodwill and other indefinite lived assets.

Fiscal 2010

        Following our annual impairment review on goodwill and other indefinite lived assets, we concluded no assets were impaired as of December 31, 2010.

RESTRUCTURING

Fiscal 2012

        Restructuring costs for 2012 were approximately $0.4 million, reflecting the completion of our 2009 Restructuring Plan in 2012. See Note 11 to our Consolidated Financial Statements included under Part III, Item 18 of this Annual Report on Form 20-F for additional information regarding our restructuring activities.

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

NET LOSS/GAIN ON DIVESTITURES

Fiscal 2012

        Net loss on divestiture for 2012 was $16.2 million, which was due to the $17.5 million loss recorded as a result of divestiture of IPTV equipment business, partially offset by $1.3 million gain recorded as a result of the release of deferred gain upon successful assignment of all the remaining obligations associated with China PDSN assets, and the settlement of accruals for EMEA operations and the subsequent contingent consideration received for the sales of US PDSN assets. See Note 3 to our Consolidated Financial Statements included under Part III, Item 18 of this Annual Report on Form 20-F.

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

OTHER INCOME (EXPENSE)

INTEREST INCOME

Fiscal 2012 vs. 2011

        Interest income was $2.6 million and $2.3 million for 2012 and 2011, respectively. Interest income increased in 2012 as compared to 2011, primarily due to higher interest rates in China during 2012, partially offset by the lower cash balance.

Fiscal 2011 vs. 2010

        Interest income was $2.3 million and $2.0 million for 2011 and 2010, respectively. Interest income increased in 2011 as compared to 2010, primarily due to higher interest rates in China in 2011.

INTEREST EXPENSE

Fiscal 2012 vs. 2011

        The change in interest expense for 2012 as compared to 2011 was immaterial.

Fiscal 2011 vs. 2010

        The change in interest expense for 2011 as compared to 2010 was immaterial.

OTHER INCOME (EXPENSE), NET

Fiscal 2012 vs. 2011

        Other expense, net 2012 was $3.0 million compared to other expense, net of $8.2 million for 2011. Other expense, net for 2012 primarily consisted of income of $1.5 million resulting from the release of a portion of the reserve related to tax liabilities provided to the buyers of UTStarcom's subsidiary in Korea due to the expiration of the statute of limitations, and $4.7 million of foreign exchange loss as a result of depreciation of Japanese Yen against U.S. dollars in 2012.

Fiscal 2011 vs. 2010

        Other expense, net for 2011 was $8.2 million as compared to other income, net of $9.8 million for 2010. Other expense, net for 2011 consisted primarily of $8.9 million foreign currency loss primarily resulting from intercompany receivables denominated in Indian Rupee, partially offset by foreign currency gain on cash and intercompany receivables denominated in Japanese Yen. Other income, net for 2010 consisted primarily of $8.0 million of foreign currency gains primarily resulting from intercompany receivables denominated in Indian Rupee and Chinese RMB, $0.5 million settlement proceeds with MRV, related to our investment in MRV which was sold in 2009, and $1.3 million of other individually insignificant items.

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

Fiscal 2012 vs. 2011

        Income tax expense was $2.4 million for 2012 compared to $2.9 million for 2011. The decrease in income tax expense in 2012 compared with 2011 was primarily due to the decrease in ordinary taxable income in jurisdictions where we have been profitable. Our effective tax rate changed from 19.9% in 2011 to -7.2% in 2012, which was mainly due to the fluctuations of income before income taxes between the years. We incurred a net loss before tax of $33.2 million in 2012 and a net profit before tax of $14.7 million in 2011.

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

Net Income Attributable to UTStarcom Holdings Corp.

        As a result of the foregoing, net loss attributable to UTStarcom Holdings Corp. was $34.4 million in 2012, compared to net income attributable to UTStarcom Holdings Corp. of $13.4 million in 2011.

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

B.
Liquidity and Capital Resources

        The following table sets forth a summary of our cash and cash equivalent and bank note balances as of the dates indicated.

	December 31, 2012	December 31, 2011	Change
	(in thousands)
Cash and cash equivalents	$179,584	$301,626	$(122,042)
Bank notes	296	2,372	(2,075)

Total	$179,880	$303,998	$(124,117)

        The following table sets forth a summary of our cash flows for the periods indicated:

	Years Ended December 31,
	2012	2011	2010
	(in thousands)
Cash used in operating activities	$(25,618)	$(41,717)	$(92,182)
Cash provided by (used in) investing activities	(82,748)	(10,761)	133,493
Cash provided by (used in) financing activities	(8,842)	(6,177)	34,527
Effect of exchange rate changes on cash and cash equivalents	(4,834)	8,774	9,826

Net increase (decrease) in cash and cash equivalents	(122,042)	$(49,881)	$85,664

        Cash and cash equivalents, consisting primarily of bank deposits and money market funds, are recorded at cost which approximates fair value because of the short-term nature of these instruments. As of December 31, 2012, cash and cash equivalents approximating $49.3 million, $29.0 million and $85.3 million was held by our subsidiaries in China, Japan and US, respectively.

        The PRC government imposes currency exchange controls on all cash transfers out of China. Regulations in China permit foreign owned entities to freely convert the RMB into foreign currency for transactions that fall under the "current account," which includes trade related receipts and payments, interest and dividends. Accordingly, our PRC subsidiaries may use RMB to purchase foreign exchange for settlement of such "current account" transactions without pre-approval. However, pursuant to applicable regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In calculating accumulated profits, foreign investment enterprises in China are required to allocate at least 10% of their accumulated profits each year, if any, to fund certain reserve funds, including mandated employee benefits funds, unless these reserves have reached 50% of the registered capital of the enterprises.

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

2012 Cash flows

        Net cash used in operating activities for 2012 was $25.6 million. During the year ended December 31, 2012, our operating activities were significantly impacted by the following:

  •
  Net loss of $35.6 million adjusted by $1.2 million recovery of doubtful accounts, $2.2 million of deferred income tax benefit, and by changes in net operating assets and liabilities using net cash of $13.8 million, partially offset by non-cash charges including $16.2 million loss from divestitures, $4.0 million of depreciation and amortization, $3.0 million stock-based compensation and $3.0 million in impairment of equity investments.

  •
  Changes in operating assets and liabilities using net cash of $13.8 million. The use of cash included net $42.0 million for the release of deferred revenue and deferred cost, and $15.5 million for settlement of other liabilities as we continue streamlining our operations, offset by the cash inflows of $43.7 million from other assets, customer advances, accounts payable and income taxes payable.

        Cash used in investing activities during 2012 of $82.7 million included cash outflow of $56.0 million due to the divestiture of IPTV equipment business, cash outflow of $6.8 million due to deconsolidation of iTV Media and $15.6 million for purchase of investments, primarily reflecting investments in aioTV and iTV Media, and one year short term loan to ESA Cultural Investment (Hong Kong) Limited, $5.4 million in purchases of property, plant and equipment, and $1.1 million of changes in restricted cash, partially offset by net cash inflows primarily from the sales of short term investment of $2.0 million.

        Cash used in financing activities during 2012 consisted primarily of $8.8 million for repurchases of ordinary shares. See Note 13 to our Consolidated Financial Statements included under Part III, Item 18 of this Annual Report on Form 20-F for additional discussion.

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

  •
  Changes in operating assets and liabilities used net cash of $57.0 million. The use of cash included net $37.7 million for the release of deferred revenue and deferred cost, and $38.4 million for settlement of other liabilities as we continue to streamline operations, offset by the cash inflows of $19.3 million from accounts receivable and other assets.

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

        Changes in operating assets and liabilities used net cash of $40.8 million. The increase included $28.0 million for settlement of accounts payable and $50.8 million for settlement of other liabilities as we continue to streamline operations, offset by the cash inflows from inventories and deferred cost.

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

Accounts Receivable, Net

        Accounts receivable decreased by $5 million from $20.2 million at December 31, 2011 to $15 million at December 31, 2012. As of December 31, 2012, our allowance for doubtful accounts was $10.8 million on gross receivables of $25.8 million. We recorded a bad debt expense reversal of $1.1 million in 2012 due to the collection of previous reserved receivable. There is no account receivable write-off in 2012. As a result of the divestiture of our IPTV equipment business, approximately $18.8 million doubtful accounts allowance on gross receivables of $24.2 were derecognized.

Inventories and Deferred Costs

        The following table summarizes our inventories and deferred costs:

	December 31, 2012	December 31, 2011	Increase/ (Decrease)
	(in thousands)
Inventories:
Raw materials	$3,833	$9,334	$(5,501)
Work in process	2,574	1,721	853
Finished goods	19,621	23,207	(3,586)

Total inventories	$26,028	$34,262	$(8,234)

Short-term deferred costs	$125,472	$103,222	$22,250
Long-term deferred costs	$20,556	$39,741	$(19,185)

        Inventories consist of product held at our manufacturing facility and warehouses, as well as finished goods at customer sites for which the customer has taken possession, but based on specific contractual terms, title has not yet passed to the customer. Finished goods at customer sites were approximately $14.4 million and $13.2 million as of December 31, 2012 and 2011, respectively.

        Inventories of approximately $0.1 million and $0.4 million held by our manufacturing outsource partner are recorded in Prepaids and Other Current Assets in the consolidated balance sheet as of December 31, 2012 and 2011, respectively. There was no significant inventory write-down in 2012 and 2011. We recorded a $14.6 million inventory write-down in 2010 for MSAN and MSTP for two international customer contracts due to the reduction in product demands.

        Deferred costs consist of product shipped to the customer where the rights and obligations of ownership have passed to the customer, but revenue has not yet been recognized due to prolonged acceptance periods for tests and the existence of undelivered elements, such as post-contract support including software update rights for which we do not have a vendor specific objective evidence of fair value. Given that there is uncertainty about customer acceptance until the customer completes its internal testing and procedures, we wait until the issuance of the final acceptance certificate to support its assertion that the delivery of products and services has occurred. For significant customer contracts involving larger and complex projects where there is on-site testing at multiple locations and the taking over of product warranty and product title occurs after the acceptance of the products and services, acceptance is substantive to the transaction. For certain significant contracts that required us to provide post-contract customer support over a long period of time (for example, seven years) for which we have been unable to establish vendor specific objective of fair value upon delivery of all elements except for post-contract support, we amortize the deferred revenue and related deferred costs of goods sold over the post-contract support period. We assess the recoverability of the deferred cost based on the project status of executed contracts that are in-progress and also their future collectability. Any unrecoverable deferred cost will be written down to the net realizable value in the period when it was determined or justified to be unrecoverable. The deferred cost balance as of December 31, 2012 included a balance of $47.3 million which were related to divested IPTV equipment business. Due to the delay of customer contract assignments, we are still the primary obligor for most of the contracts as they were not legally assigned to the buyer. Therefore, we were not able to derecognize the related liabilities of those un-assigned contracts. Since all of the economic risks and benefits of the un-assigned contracts had been transferred to the buyer of the IPTV equipment business, we have recorded a portion of the payment made to the buyer at the time of the divestiture as the deferred cost to offset the remaining liabilities related to those un-assigned contracts. As of December 31, 2012, we had liabilities and deferred costs of $47.3 million related to those un-assigned contracts.

LIQUIDITY

        We recorded net loss attributable to UTStarcom Holdings Corp. of $34.4 million and operating loss of $32.6 million for the year ended December 31, 2012, respectively. During the year ended December 31, 2011, we recorded net income attributable to UTStarcom Holdings Corp. of 13.4 million and operating loss of $20.8 million. Our accumulated deficit increased from $1,118.9 million as of December 31, 2011 to $1,153.3 million as of December 31, 2012.

        Net cash used in operating activities was $25.6 million in 2012, a decrease of $16.1 million from $41.7 million in 2011. As of December 31, 2012, we had cash and cash equivalents of $179.6 million, of which $49.3 million was held by our subsidiaries in China. China imposes currency exchange controls on certain transfers of funds to and from China. The amount of cash available for transfer from the PRC subsidiaries for use by our non-PRC subsidiaries is limited both by the liquidity needs of the subsidiaries in China and by PRC-government mandated limitations including currency exchange controls on transfers of funds outside of China.

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

        Our selling, general and administrative and R&D operating expenses have decreased year over year from 2010 to 2011 and 2012, and management believes the continuing efforts to stream-line operations will enable our fixed cost base to be better aligned with operations, market demand and projected sales levels. If projected sales do not materialize, we will need to take further actions to reduce costs and expenses or explore other cost reduction options.

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

        On July 27, 2012, we announced strategic initiatives to advance our efforts to transition into higher growth, more profitable areas and enhance the value of the business. As part of this strategy, we completed a sale of our IPTV business to an entity founded by Mr. Jack Lu, who was our former Chief Executive Officer, and paid a total consideration of approximately $30.0 million related to the net liabilities transferred. The divestiture transaction was closed on August 31, 2012. Upon closing of the divestiture transaction, Mr. Jack Lu started to lead the new IPTV business, and left his position as our Chief Executive Officer. The divestiture was a means of effectively redeploying capital to support higher return opportunities, particularly in the value-added services area. It accelerated our ongoing transition into a higher growth business and was expected to have a positive effect on our margin structure and profitability profile. Prior to the divestiture, the IPTV business accounted for 15.8% of our revenue in 2012 and had negatively contributed to the overall results of our operations. This strategic initiative was expected to significantly reduce our expenses going forward.

        Our management believes that the continuing efforts to stream-line our operations will enable our fixed cost base to be better aligned with operations, market demand and projected sales level. Our management believes that both our PRC and non-PRC operations will have sufficient liquidity to finance working capital and capital expenditure needs in excess of 12 months. However, we have concentrated our business in Asia, particularly China, India and Japan. Any unforeseen prolonged economic and/or political risk in these markets could impact our customers in making their respective investment decisions and could have a material impact on the foregoing assessment. There can be no assurance that additional financing, if required, will be available on terms satisfactory to us or at all, and if funds are raised in the future through issuance of preference shares or debt, these securities could have rights, privileges or preference senior to those of our ordinary shares and newly issued debt could contain debt covenants that impose restrictions on our operations. Further, any sale of newly issued debt or equity securities could result in additional dilution to our current shareholders.

C.
Research and Development, Patents and Licenses

        We believe that an integral part of our future success will depend on our ability to develop and enhance our services. Our product development efforts and strategies consist of incorporating new technologies from third parties as well as continuing to develop our own proprietary technology.

        We have utilized and will continue to utilize the products and services of third parties to enhance our platform of technologies and services to provide competitive and diverse IP-based network solutions to our users. In addition, we plan to continue to expand our technologies, products and services through products and services developed internally. We will seek to continually improve and enhance our existing services to respond to rapidly evolving competitive and technological conditions. For the years ended December 31, 2012, 2011 and 2010, we spent $28.1 million, $30.1 million and $38.0 million, respectively, on R&D activities. R&D expenses are expensed as incurred.

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

E.
Off-Balance Sheet Commitments and Arrangements

        During the year ended December 31, 2012, we had no off balance sheet arrangements.

F.
Contractual Obligations and Other Commercial Commitments

        The following table summarizes our significant contractual obligations as of December 31, 2012:

	Payments Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(in thousands)
Operating leases	$11,427	$3,135	$8,292	—	—
Letters of credit	$11,459	$8,305	$3,152	$2	—
Purchase commitments	$39,332	$35,983	$3,349	—	—

Total	$62,219	$47,423	$14,793	$2	—

Operating leases

        We lease certain facilities under non-cancelable operating leases that expire at various dates through 2013 to 2016. In March 2011, we entered into the lease for a R&D and administrative office in Hangzhou, China. The lease became effective on March 7, 2011 and will be terminated in July 2016. The contractual obligations related to the Hangzhou facility Lease through July 2016 are included in the table above.

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

Uncertain tax positions

        As of December 31, 2012, we had $54.0 million of gross unrecognized tax benefits, of which $12.3 million related to tax benefits that, if recognized, would impact the annual effective tax rate. The remaining $41.7 million gross unrecognized tax benefits, if recognized, would impact certain deferred tax assets.

Third party commissions

        We record accruals for commissions payable to third parties in the normal course of business. Such commissions are recorded based on the terms of the contracts between us and the third parties and paid pursuant to such contracts. Consistent with our accounting policies, these commissions are recorded as cost of net sales in the period in which the liability is incurred. As of December 31, 2012 and 2011, we had approximately $0.1 million and $1.2 million of such accrued commissions. Management has performed, and continues to perform, follow-up procedures with respect to these accrued commissions. Upon completion of such follow-up procedures, if the accrued commissions have not been claimed and the statute of limitations, if any, has expired, we will reverse such accruals. Such reversals are recorded in the consolidated statement of operations during the period management determines that the accruals are no longer necessary. We concluded that for certain of these accrued commissions the statute of limitations had expired in August and November 2010, two years after formal communication was sent to these agents. During the year ended December 31, 2012, approximately $0.5 million of such accrued commissions, was released to cost of net sales as a result of expiration of statute of limitations. During the year ended December 31, 2011, we did not release any accruals to cost of net sales as a result of expiration of statute of limitations During the years ended December 31, 2010, we reversed approximately $6.0 million of accrued commissions payable and such reversals were recorded in cost of net sales.

India Department of Telecommunication Security and Supply Chain Standards

        India's Department of Telecommunications had required equipment manufacturers to satisfy certain security and supply chain standards to the satisfaction of Indian authorities. We entered into such agreements with several customers in India which establish detailed security and supply chain standards covering products supplied to these telecommunication customers as required by the Indian authorities. These agreements contain significant penalty clauses in the event a security breach is detected related to products we supplied. In May 2011, India's Department of Telecommunications, or DOT, provided a revised template for these agreements, but we have not executed the revised agreement with our customers. Management is unable to estimate the likelihood or the financial impact of any such potential security breach on the Company's financial position, results of operations, or cash flows. As of December 31, 2012 and 2011, we have not been subject to any penalty liability related to these agreements, and our management does not believe it is probable to recognize revenue in relation to such contracts because we have not satisfied the security requirements as designated in the agreements. In 2012 and 2011, there was no revenue recognized in relation to contracts signed after the effective date of the agreements. As of December 31, 2012, deferred revenue and deferred cost related to contracts signed after the effective date of the agreement were $9.8 million and $6.1 million, respectively. We continue to assess the potential impact these agreements may have on the timing of revenue recognition.

G.
Safe Harbor

        This Annual Report on Form 20-F contains forward-looking statements regarding future events and our future results that are subject to the safe harbors created under the Securities Act of 1933 and the Securities Exchange Act of 1934. Forward-looking statements are based on current expectations, estimates, forecasts and projections about us, our future performance and the industries in which we operate as well as on our management's assumptions and beliefs. Such statements relate to, among other things:

  •
  our business expectations regarding contract awards and telecom carriers;

  •
  our plan to expand our market position in IP-based and broadband products;

  •
  our expectations regarding the growth rates and telecom capital expenditure budgets of certain geographic regions;

  •
  our anticipation regarding the growth of China's gross domestic product;

  •
  our plan to grow in certain geographic regions; our expectations regarding growth in certain segments, uncertainties in obtaining future contracts in India; our intention to make significant investment in research and development, or R&D;

  •
  our expectations regarding the IPTV or Internet TV markets;

  •
  our plans to allocate resources to Internet TV;

  •
  our anticipation regarding our new products on the cable market;

  •
  our expected financial results;

  •
  our expectations about our efforts to streamline our operations, new accounting pronouncements, liquidity and access to credit facilities and cash in our China subsidiary; sufficiency of liquidity and our ability to obtain funding or sell additional securities;

  •
  our relationships with suppliers, vendors and clients; our expectation regarding the current economic environment;

  •
  our expectation regarding the impact of our strategy and the PRC government's policies on our financial results;

  •
  changes in our board of directors and management;

  •
  our expectations regarding litigation and the impact of legal proceedings and claims;

  •
  our expectations that quarterly operating results will fluctuate from quarter to quarter; our expectations regarding competition and our ability to compete successfully in the markets for our products; our expectations regarding industry trends;

  •
  our expectations that average selling prices of our products will continue to be subject to significant pricing pressures; our expectations regarding future growth based on market acceptance of our products; our expectations regarding revenue and gross margin; our expectations regarding the growth in business and operations;

  •
  our expectations regarding our multinational operations; our ability to attract and retain highly skilled employees;

  •
  our plans regarding the effect of foreign exchange rates; our expectations regarding acquisitions and investments;

  •
  our continued efforts relating to the protections of our intellectual property, including claims of patent infringement;

  •
  our expectations regarding future impairment review of our goodwill, intangible assets, and other long-lived assets;

  •
  our expectations regarding costs of complying with environmental, health and safety laws; our expectations regarding defects in our products;

  •
  our expectations regarding the effectiveness of our internal control over financial reporting;

  •
  our estimations regarding stock-based compensation;

  •
  our plans regarding cash dividends; and our expectations regarding our facilities and the sufficiency of our facilities.

        Statements that contain words like "expects," "anticipates," "may," "will," "targets," "projects," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are also forward-looking statements.

        Readers are cautioned that these forward-looking statements are only predictions and are subject to risks and uncertainties related to, among other things, our ability to execute on our business plan and implement certain restructuring actions, China's control of currency exchanges, ongoing litigation, our ability to introduce and deploy IP-based technologies and products, our ability to satisfy certain security and supply chain standards in India, impact of economic and/or political risks in Asia on our customers' investment decisions, the number of competitors and the composition of competitors, additional warranty expense and inventory reserves, availability of future financing, our ability to manage our resources and other items discussed in Part I, Item 3.D entitled—"Risk Factors" of this Annual Report on Form 20-F. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. We do not guarantee future results, and actual results, developments and business decisions may differ from those contemplated by the forward-looking statements. We undertake no obligation to update these forward-looking statements to reflect events or circumstances occurring after the date of this Form 20-F.

ITEM 6—Directors, Senior Management and Employees

A.
Directors and Senior Management

        The following table sets forth information about our directors and executive officers as of the date of this annual report. The business address of all of our directors and executive officers is 52-2 Building, BDA International Enterprise Avenue, No. 2 Jingyuan North Center, Daxing District, Beijing, People's Republic of China.

Name	Age	Position
William Wong	55	Chief Executive Officer, Director
Tianruo Pu	44	Chief Financial Officer, Director
Xiaoping Li	49	Chairman of Board of Directors
Baichuan Du	66	Independent Director
Hong Liang Lu	58	Independent Director
Linzhen Xie	72	Independent Director
Sean Shao	56	Independent Director

Biographical Information

        William Wong has served as our Chief Executive Officer and director since August 2012. Previously, Mr. Wong also served as our director from September 2010 until December 2011. From January 2008 to July 2012, Mr. Wong served as Managing Director of Yellowstone Capital Group Ltd., a strategy consulting and financial advisory firm. In July 2007, Mr. Wong co-founded BORQS International Holding Corp., a technology company providing integrated Android software platform solutions and end-to-end service platform solutions for mobile operators, terminal OEMs, and chip manufacturers worldwide. From February 2002 to May 2007, Mr. Wong served in various senior management roles at Cellon International, an independent mobile phone design house. From 2000 to 2002, Mr. Wong served as VP of Sales for SyChip, a technology company spun off from Bell Labs. From 1992 to 2000, Mr. Wong held various roles at AT&T, Lucent, including Business operations director at Bell Labs Research Silicon Valley, and Marketing &Sales director for the Lucent Technologies China microelectronics group. Mr. Wong earned a bachelor degree in electrical engineering from Northwestern University and master degrees in electrical engineering and business administration from the University of California, Berkeley.

        Tianruo Pu has served as our director since November 2011 and our Chief Financial Officer since October 2012. Previously, Mr. Pu was Chief Financial Officer of China Nuokang Bio-Pharmaceutical Inc., a NASDAQ listed company, from September 2008 to June 2012. Prior to Nuokang Biopharma, Mr. Pu was Chief Financial Officer of Global Data Solutions, a Chinese information technology services company, from June 2006 to August 2008. From September 2000 to May 2006, he worked as a management consultant with Accenture, CSC Consulting Group and Mitchell Madison. He also worked as an auditor at Bernstein Brown CPAs from June 1994 to May 1997. Mr. Pu received an MBA from Northwestern University's Kellogg School of Management in 2000, a Master of Science degree in accounting from the University of Illinois in 1995, and a Bachelor of Arts degree in English from China Foreign Affairs University in 1992.

        Xiaoping Li has served as our director since September 7, 2010 and our Chairman since August 31, 2012. Mr. Li began working to establish BEIID in October 2008 and since February 2009 when BEIID was formed, Mr. Li has served as its Executive Deputy General Manager and as a member of its board of directors. Mr. Li served as Manager of Beijing Economic-Technological Investment & Development Co., Ltd., an investment company established by the Beijing Municipality, from October 2006 to October 2008. Mr. Li was an Advisor to Ministry of Finance on international finance organization projects from July 2004 to October 2006. Mr. Li was a senior researcher in environmental economics at PRC Academy of Forestry from August 2001 to July 2004. Mr. Li holds a bachelor's degree in forestry, a master's degree in forest economics and has completed all the course requirements to be awarded a doctorate degree in economy and management from Beijing Forestry University.

        Baichuan Du has served as our director since September 7, 2010. Mr. Du served as the Deputy Chief Engineer of SARFT from 2001 to 2006. From 1995 to 1998, Mr. Du served as the Chair of China HDTV Experts Group and from 1998 to 2009, the Vice Chairman of China Radio and TV Standardization Working Group. He has also served as the Vice Chairman of SARFT Science and Technology Committee since 1998. From 1999 to 2001, Mr. Du served as the President of SARFT Academy of Broadcasting Science. From 2007 to 2009, Mr. Du served as a director of Tvia, Inc., a fabless semiconductor company listed on NASDAQ, and Mr. Du currently serves as an independent director on the boards of directors of several private companies. Mr. Du holds a master's degree in fiber optic communications from Beijing University.

        Hong Liang Lu has served as our director since June 1991. Mr. Lu served as Chairman of the Board from March 2003 to December 2006 and from July 2008 to August 2009. From June 1991 until July 2008, Mr. Lu served as our Chief Executive Officer and from June 1991 until July 2007 he also served as our President. In June 1991, Mr. Lu cofounded UTStarcom, Inc. under its prior name, Unitech Telecom, Inc., which subsequently acquired StarCom Network Systems, Inc. in September 1995. From 1986 through December 1990, Mr. Lu served as President and Chief Executive Officer of Kyocera Unison, a majority-owned subsidiary of Kyocera International, Inc. Mr. Lu served as President and Chief Executive Officer of Unison World, Inc., a software development company from 1983 until its merger with Kyocera in 1986. From 1979 to 1983, Mr. Lu served as Vice President and Chief Operating Officer of Unison World, Inc. Mr. Lu holds a B.S. in Civil Engineering from the University of California at Berkeley.

        Linzhen Xie has served as our director since December 2010. Since July 2009, Mr. Xie has served on the board of NASDAQ-listed Funtalk China Holdings Limited, a leading retailer and wholesale distributor of mobile communications devices and accessories in China. Since January 2009, Mr. Xie has served as a director of SIM Technology Group Limited, a company listed on the Main Board of Hong Kong Stock Exchange that specializes in mobile phone design and wireless communication. Mr. Xie has served as the executive director and chief scientist of CECT-Chinacomm Communications Co., Ltd., a provider of wireless and telecommunication services, since March 2006. Mr. Xie has also served as the vice president of China Mobile Communications Association since May 2004 and as a standing member of the Communication Science and Technology Committee of the

Ministry of Industry and Information Technology of China since September 2002. From December 2002 to December 2004, Mr. Xie was the chairman of the board of Chinacom Zhihuidao Internet Service Limited, a carrier of Internet cafe chain stores, while he also served as a director of Yunan Jinshikong Mobile Telecommunication Technology Limited, a mobile phone manufacturer. From March 1998 to January 2002, he served as a deputy director general of Information Technology Products Department in the Ministry of Industry and Information Technology. He also worked as a director of China National Laboratory on Local Area Network and Advanced Optical System from September 1995 to July 2002. Mr. Xie graduated from, and is currently a professor of, Peking University.

        Sean Shao has served as our director since October 2012. Mr. Shao currently serves as director of a number of companies, including Xueda Education Group, AsiaInfo-Linkage and Agria Corporation. From 2006 to 2008, Mr. Shao served as the Chief Financial Officer of Trina Solar Limited. From 2005 to 2006, he served as the Chief Financial Officer of China Edu Corporation. From 2004 to 2005, he served as the Chief Financial Officer of Watchdata Technologies Ltd. Prior to that, Mr. Shao worked at Deloitte Touche Tohmatsu CPA Ltd. for approximately a decade. Mr. Shao received a master's degree in health care administration from the University of California at Los Angeles and a bachelor's degree in art from East China Normal University. He is currently a member of the American Institute of Certified Public Accountants.

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

B.
Compensation of Directors and Executive Officers

Compensation of Directors and Executive Officers

        For the year ended December 31, 2012, we paid an aggregate of $2.32 million in cash compensation to our directors and executive officers. In 2012, options to purchase 229,820 ordinary shares were granted under our 2006 Equity Incentive Plan, or 2006 Plan, to our directors and officers. The per share exercise prices of these options range from $2.97 to $3.21, and the expiration dates of such options range from July 31, 2019 to October 31, 2019. In addition, in 2012, we granted 1,169,820 restricted shares under our 2006 Plan to our current directors and officers. The share-based compensation expenses are recognized at the fair value at the grant date over the requisite service period on a straight-line basis. In 2012, we incurred $3.0 million share-based compensation expenses for our directors and officers. For the year ended December 31, 2012, we did not set aside or accrue any amounts to provide pension, retirement or similar benefits for our executive officers and directors.

Equity Compensation Plan Information

        See Note 14 to our Consolidated Financial Statements contained in Part III, Item 18 of this Annual Report on Form 20-F for a description of our equity compensation plans. The following table sets forth information, as of December 31, 2012, with respect to compensation plans under which our equity securities are authorized to be issued:

Plan Category(1)	Number of securities to be issued upon exercise/ vesting of outstanding options and restricted stock units		Weighted-average exercise price of outstanding options		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a))
	(a)		(b)		(c)
Equity compensation plans approved by security holders	2,000,667	(2)	$19.93	(3)	1,706,901	(4)
Equity compensation plans not approved by security holders	1,560	(5)	$85.65		—

Total	2,002,237		$20.04	(3)	1,706,901

(1)
See Note 14 to our Consolidated Financial Statements contained in Part III, Item 18 of this Annual Report on Form 20-F for a description of our equity compensation plans.

(2)
Includes ordinary shares to be issued upon exercise of options granted under our 2006 Plan, our 1997 Stock Plan, and our 2001 Director Option Plan, and 1,072,218 ordinary shares issuable pursuant to restricted stock units under our 2006 Plan.

(3)
Because restricted stock units do not have an exercise price, the 1,072,218 ordinary shares issuable pursuant to RSUs under our 2006 Plan are not included in the calculation of weighted average exercise price.

(4)
Includes 1,706,901 ordinary shares available for issuance under our 2006 Plan.

(5)
Includes ordinary shares to be issued upon exercise of options granted under our 2003 Non-Statutory Option Plan. Upon implementation of the 2006 Plan, the remaining securities available for future issuance under the 2003 Non-Statutory Stock Option Plan were rolled into the 2006 Plan.
C.
Board Practices

        Our board of directors currently consists of seven directors. We believe that each of the non-executive members of our board of directors is an "independent director" as that term is used in the NASDAQ corporate governance rules.

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

        We have a staggered board that is divided into three classes, designated as Class I, consisting of one director, Class II, consisting of three directors, and Class III, consisting of two directors, with no more than one class eligible for reelection at any annual shareholder meeting. The terms of our Class I directors will expire on the date of our 2013 annual shareholder meeting. The terms of our Class II directors will expire on the date of our 2014 annual shareholder meeting. The terms of our Class III directors will expire on the date of our 2015 annual shareholder meeting. Starting with the Class II directors who were elected at our 2011 shareholder meeting, each class of directors will be elected to serve terms of three years. The division of our board of directors into three classes with staggered three year terms may delay or prevent a change of our management or a change in control. For information regarding when each of our current directors became a member of our board of directors, please see Item 6.A "Directors, Senior Management and Employees—Directors and Senior Management."

        The following table sets forth the names and classes of our directors as of the date of this Annual Report:

Name of Director	Director Since	Term Expires
Class I Director:
Linzhen Xie	2010	2013
Tianruo Pu	2011	2013
Class II Directors:
Xiaoping Li	2010	2014
William Wong	2012	2014
Baichuan Du	2010	2014
Class III Directors:
Hong Liang Lu	1991	2015
Sean Shao	2012	2015

Board Committees and Related Functions

        The principal standing committees of the board of directors are the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. We have adopted a charter for each of these committees. Each committee's members and functions are described below.

Audit Committee

        Our Audit Committee consists of Xiaoping Li, Linzhen Xie and Sean Shao, each of whom meets the independence standards of NASDAQ and the SEC. Sean Shao is the Chairman of our Audit Committee. Members of our Audit Committee meet the criteria for "independence" set forth in rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended, and the listing standards of the NASDAQ Stock Market; have not participated in the preparation of the consolidated financial statements of UTStarcom or any of its current subsidiaries at any time during the past three years; and are able to read and understand fundamental financial statements, including a company's balance sheets, income statements, statement of shareholder's equity and statements of cash flow. Mr. Shao has been determined by the board of directors to qualify as an "audit committee financial expert" under applicable SEC and NASDAQ rules. The Audit Committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The Audit Committee, among other duties and responsibilities:

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

  •
  review the quality, adequacy and effectiveness of the internal controls and any significant deficiencies or material weaknesses in internal controls;

  •
  reviews and approves all related party transactions that would require disclosure pursuant to the rules of the SEC and the policies and procedures related to such transactions; and

  •
  provides oversight and monitoring of our management and their activities with respect to our financial reporting process.

Compensation Committee

        Our Compensation Committee consists of Xiaoping Li, Baichuan Du and Sean Shao. Baichuan Du is the Chairman of our Compensation Committee. The Compensation Committee, among other duties and responsibilities:

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

Nominating and Corporate Governance Committee

        Our Nominating and Corporate Governance Committee consists of Xiaoping Li, Linzhen Xie and Sean Shao, each of whom meets the independence standards of NASDAQ and the SEC. Xiaoping Li is the Chairman of our Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee's responsibilities include the selection of director nominees for the Board and the development and annual review of our governance principles. The Nominating and Corporate Governance Committee, among other duties and responsibilities:

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

Duties of Directors

        In summary, our directors and officers owe the following fiduciary duties under Cayman Islands law:

  •
  duty to act in good faith in what the directors believe to be in the best interests of the company as a whole;

  •
  duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

  •
  directors should not properly fetter the exercise of future discretion;

  •
  duty to exercise powers fairly as between different sections of shareholders;

  •
  duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

  •
  duty to exercise independent judgment.

        In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as "a reasonably diligent person" having both:

  •
  the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company; and

  •
  the general knowledge skill and experience which that director has.

        As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the memorandum and articles of association or alternatively by shareholder approval at general meetings.

Shareholder Suits

        Our Cayman Islands counsel is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

  •
  a company is acting, or proposing to act, illegally or beyond the scope of its authority;

  •
  the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or

  •
  those who control the company are perpetrating a "fraud on the minority."

        Our shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

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

D.
Employees

        As of December 31, 2012, we had approximately 822 full-time employees worldwide, including approximately 703 employees located in China and 119 employees in other countries such as Japan and India. From time to time, we also employ part-time employees and hire contractors. Our employees are not represented by any collective bargaining agreement and we have never experienced a work stoppage. We believe that we have good employee relations. We have adopted a series of restructuring initiatives targeted at returning us to profitability, as a result of which, we reduced our headcount by 738 from 1,560 in 2011 to approximately 822 in 2012.

        The following table sets forth information regarding our staff as of December 31, 2012:

Manufacturing & Supply Chain	200
R&D	317
Marketing, Sales & Support	161
Administration and Other Support	144

Total	822

E.
Share Ownership

        The following table sets forth certain information with respect to beneficial ownership of our ordinary shares as of March 31, 2013 by:

  •
  Each current director;

  •
  Each current executive officer;

  •
  All of our current directors and executive officers as a group; and

  •
  Each person who is known to us to beneficially own more than 5% of our ordinary shares.

        The percentage of shares beneficially owned and votes held by each listed person is based upon 39,400,364 ordinary shares outstanding as of March 31, 2013.

Name and Address of Beneficial Owner(1)	Shares Beneficially Owned(2)	Percent of Total Outstanding(2)
Directors and Executive Officers
William Wong	*	*
Tianruo Pu	*	*
Xiaoping Li	—	*
Baichuan Du	*	*
Hong Liang Lu(3)	1,255,658	3.2%
Linzhen Xie	*	*
Sean Shao	—	*
All current directors and executive officers as a group	1,255,658	3.2%
Principal Shareholders
Entities affiliated with Shah Capital Management(4)	6,865,529	17.4%
Entities affiliated with Softbank Corp.(5)	4,883,787	12.4%
E-Town International Holding (Hong Kong) Co. Limited(6)	3,787,878	9.6%

*
Less than 1%

(1)
Unless otherwise indicated, the address for all beneficial owners is c/o Room 303, Building H, Phoenix Place, No. A5 Shuguangxili, Chaoyang District, Beijing, P.R. China.

(2)
The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of March 31, 2013. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. Shares subject to options which are exercisable within 60 days of March 31, 2013 and shares underlying restricted share units that will vest within 60 days of March 31, 2013 are deemed to be outstanding and to be beneficially owned by the person holding such options or restricted share units for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. The number of shares beneficially owned has been adjusted to reflect our one-for-three reverse splits effected on March 21, 2013.

(3)
Information based on Schedule 13D, Amendment No. 8, jointly filed with the SEC on March 27, 2013 by Shah Capital Management and Mr. Hong Liang Lu. Consists of 734,062 shares over which Mr. Lu holds sole voting and dispositive power, 181,704 shares over which Mr. Lu and his spouse, Lucy Lu, share voting and dispositive power, 26,925 shares registered in the name of Lu Charitable Remainder Trust, of which Mr. Lu is the trustee, 16,408 shares registered in the name of the Lu Family Trust, of which Mr. Lu is a trustee and of which Mr. Lu and his spouse are beneficiaries, 76,333 shares registered in the name of The Lu Family Limited Partnership, of which Mr. Lu is a general partner, and 220,226 shares issuable upon exercise of options held by Mr. Lu that are exercisable currently or within 60 days of March 27, 2013.

(4)
Information based on Schedule 13D, Amendment No. 8, jointly filed with the SEC on March 27, 2013 by Shah Capital Management and Mr. Hong Liang Lu. Includes 1,201,867 ordinary shares managed by Shah Capital Management holds shared voting and dispositive power with Himanshu H. Shah, 5,352,329 ordinary shares over which Shah Capital Opportunity Fund L.P. holds shared voting and dispositive power, and 311,333 ordinary shares over which Himanshu H. Shah holds sole voting and dispositive power. The address of the principal business office of Shah Capital Management and Shah Capital Opportunity Fund L.P. is 8601 Six Forks Road, Suite 630, Raleigh, NC 27615.

(5)
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

(6)
Information based on Schedule 13D, Amendment No. 1, jointly filed with the SEC on October 1, 2010 by E-Town International Holding (Hong Kong) Co., Limited, or E-Town, and Beijing E-Town International Investment and Development Co., Ltd., or BEIID. As the parent company of E-Town, BEIID has the power to direct the vote of the 11,363,636 shares and the disposition of the shares of 11,363,636 held by E-Town. The address of the principal business office of BEIID and E-Town is 6F Bldg 61 No.2 Jing Yuan North Street, BDA, Daxing District, Beijing, PRC.

          None of the shareholders known by us to beneficially own 5% or more of our outstanding shares as of March 31, 2012, have voting rights that are different from the voting rights of our other shareholders.

          To our knowledge, except as disclosed above, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal person or persons, severally or jointly.

          To our knowledge, there are no arrangements the operation of which may at a subsequent date result in us undergoing a change in control.

          As of March 31, 2013, our directors and executive officers held options to purchase an aggregate of 958,921 ordinary shares under our existing equity incentive plans. The per share exercise prices of these options held by our directors and executive officers range from $2.97 to $135.6, and the expiration dates of such options range from July 24, 2012 to October 31, 2019. In addition, as of March 31, 2013, our directors and executive officers held 990,773 restricted shares and 758,749 restricted share units issuable upon vesting under our existing equity incentive plans.

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

ITEM 7—Major Shareholders and Related Party Transactions

A.
Major Shareholders

        Please refer to Item 6.E "Directors, Senior Management and Employees—Share Ownership."

B.
Related Party Transactions

Softbank and affiliates

        We recognize revenue with respect to sales of telecommunications equipment to affiliates of Softbank, a significant shareholder of our Company. Softbank offers broad band-access service throughout Japan, which is marketed under the name "YAHOO! BB." We support Softbank's ADSL service through sales of our MSAN product. In addition, we also support the building of Softbank's optical transmission network through the sales of our PTN product.

        Our sales to Softbank have increased significantly year over year since 2009, which contributed greatly to the increase of total net sales and the gross profit as a percentage of net sales. During 2012, 2011 and 2010, we recognized revenue of $92.0 million, $94.2 million and $46.3 million, respectively, for sales of telecommunications equipment and services to affiliates of Softbank. We included in accounts receivable as of December 31, 2012, 2011 and 2010 $12.1 million, $8.5 million and $9.7 million, respectively, related to these transactions. Amounts due to Softbank included in accounts payable were $Nil, $1.9 million and $1.3 million as of December 31, 2012, 2011 and 2010, respectively.

        Sales to Softbank include a three-year service period and a penalty clause if product failure rates exceed a certain level over a seven year period. As of December 31, 2012, 2011 and 2010, the customer advance balance related to Softbank agreements was $4.7 million, $2.6 million and $0.2 million, respectively. The current deferred revenue balance related to Softbank was $6.5 million, $15.8 million and $2.3 million as of December 31, 2012, 2011 and 2010, respectively. As of December 31, 2012, 2011 and 2010, the noncurrent deferred revenue balance related to Softbank was $4.6 million, $7.2 million and $6.6 million, respectively.

        As discussed in Note 6 to our Consolidated Financial Statements included under Item 18 of this Annual Report on Form 20-F, we have a $2.3 million investment in SBI. Affiliates of Softbank have a controlling interest in SBI.

        As of March 31, 2013, Softbank beneficially owned approximately 12.4% of our outstanding shares.

Yellowstone

        Subsequent to the completion of BEIID's investment in the Company on September 7, 2010, William Wong, who served as a director of Yellowstone, became a director of the Company. Mr. Wong resigned from our board of directors on December 31, 2011 and from Yellowstone on July 27, 2012. During 2011 and the first seven months of 2012, we paid approximately $0.2 million and $0.1 million, respectively, for consulting services provided by Yellowstone. During 2011, we also paid a success fee of $0.9 million for acquisition support services provided by Yellowstone in 2010, the expense of which was recorded in 2010. The engagement agreement with Yellowstone was terminated in August 2012. In connection with the termination, the Company has agreed to pay approximately $0.4 million for consulting services provided by Yellowstone for certain transactions that may close in the near future and to otherwise resolve outstanding and potential obligations between the parties. In addition, after our divestiture of IPTV business, we paid a success fee of approximately $1.3 million for services provided by Yellowstone in connection with the transaction. Mr. Wong rejoined our board of directors in August 2012 and was appointed as our Chief Executive Officer on August 31, 2012.

C.
Interests of Experts and Counsel

        Not applicable.

ITEM 8—Financial Information

A.
Consolidated Statements and Other Financial Information

        See Item 18 "Financial Statements" for our audited consolidated financial statements filed as part of this Annual Report on Form 20-F.

Legal Proceedings

Governmental Investigations

        In December 2005, the U.S. Embassy in Mongolia informed us that it had forwarded to the Department of Justice, or the DOJ, allegations that an agent of our Mongolia joint venture had offered payments to a Mongolian government official in possible violation of the Foreign Corrupt Practices Act, or the FCPA. We, through our Audit Committee, authorized an independent investigation into possible violations of the FCPA, and we have been in contact with the DOJ and U.S. Securities and Exchange Commission (the SEC regarding the investigation. The investigation identified possible FCPA violations in Mongolia, Southeast Asia, India, and China, as well as possible violations of U.S. immigration laws. The DOJ requested that we voluntarily produce documents related to the investigation, the SEC subpoenaed us for documents, and we received a Grand Jury Subpoena requiring the production of documents related to one aspect of the DOJ investigation, that is, travel we had sponsored. We have resolved the investigations with the DOJ and the SEC. On December 21, 2009, as part of the resolution of these investigations, we executed a consent pursuant to which, without admitting or denying the SEC's allegations, we agreed to a judgment in favor of the SEC of $1.5 million, and agreed to certain reporting obligations for up to four years. The SEC approved that resolution. On April 14, 2010, the United States District Court for the Northern District of California entered a judgment incorporating the terms of that consent. On December 31, 2009, we entered into a non-prosecution agreement with the DOJ, pursuant to which we have paid an additional $1.5 million and agreed to undertake a three-year reporting obligation and to review and, where appropriate, strengthen our compliance, bookkeeping and internal controls standards and procedures. Under the non-prosecution agreement, subject to compliance with its terms, the DOJ has agreed not to criminally prosecute us for crimes (other than criminal tax violations) relating to certain travel arrangements we provided to customers in China. We submitted our first reports to the DOJ and SEC on May 1, 2010, our second reports to the DOJ and SEC on April 29, 2011 and our third reports to the DOJ and SEC on May 1, 2012.

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

ITEM 9—The Offer and Listing

A.
Offer and Listing Details

        The following table sets forth the highest and lowest sale prices per share of our ordinary shares following the Merger and of UTStarcom, Inc.'s common stock prior to the Merger, as reported on NASDAQ for the periods indicated. The sale prices per share set forth below have been adjusted to reflected our one-for-three reverse share split effected on March 21, 2013.

	High	Low
Annual highs and lows
2008	$17.82	$4.05
2009	$7.62	$1.89
2010	$9.78	$4.95
2011	$8.76	$2.64
2012	$4.98	$2.10
Quarterly highs and lows
First Quarter 2011	$7.26	$6.00
Second Quarter 2011	$8.76	$4.32
Third Quarter 2011	$4.95	$3.03
Fourth Quarter 2011	$4.77	$2.64
First Quarter 2012	$4.98	$3.69
Second Quarter 2012	$4.50	$3.21
Third Quarter 2012	$3.69	$2.94
Fourth Quarter 2012	$3.24	$2.10
First Quarter 2013	$3.51	$2.13
Monthly highs and lows
October 2012	$3.15	$2.85
November 2012	$3.24	$2.10
December 2012	$3.24	$2.91
January 2013	$3.51	$2.88
February 2013	$2.94	$2.82
March 2013	$3.10	$2.13
April 2013 (through April 16)	$2.82	$2.58
B.
Plan of Distribution

        Not applicable.

C.
Markets

        Our ordinary shares are traded on NASDAQ under the ticker symbol "UTSI," under which UTStarcom, Inc.'s common stock had previously traded since its initial public offering on March 2, 2000.

D.
Selling Shareholders

        Not applicable.

E.
Dilution

        Not applicable.

F.
Expenses of the Issue

        Not applicable.

ITEM 10—Additional Information

A.
Share Capital

        Not applicable.

B.
Memorandum and Articles of Association

        Our amended and restated memorandum and articles of association, as amended, are filed herein with this Annual Report on 20-F as Exhibit 1.1.

C.
Material Contracts

        We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4. "Information on the Company" or elsewhere in this Annual Report on 20-F.

D.
Exchange Controls

        China's government imposes control over the convertibility of RMB into foreign currencies. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates announced by the People's Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in a significant appreciation of the RMB against the U.S. dollar. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

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

People's Republic of China Taxation

        The New EIT Law, and the implementation regulations for the New EIT Law issued by the PRC State Council, became effective as of January 1, 2008. The New EIT Law provides that enterprises established outside of China whose "de facto management bodies" are located in China are considered "resident enterprises" and are generally subject to the uniform 25% corporate income tax rate as to their worldwide income. Under the implementation regulations for the New EIT Law issued by the PRC State Council, a "de facto management body" is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. In April 2009, the SAT released Circular 82. Under Circular 82, a foreign enterprise "controlled by a PRC enterprise or a PRC enterprise group" will be considered as a resident enterprise if all of the following conditions are satisfied: (i) the senior management personnel responsible for its daily operations and the place where the senior management departments discharge their responsibilities are located primarily in the PRC; (ii) its finance and human resources related decisions are made by or are subject to the approval of institutions or personnel located in the PRC; (iii) its major assets, books and records, company seals and minutes of its board of directors and shareholder meetings are located or kept in the PRC; and (iv) senior management personnel or 50% or more of the members of its board of directors with voting power of the enterprise reside in the PRC. On September 1, 2011, the SAT issued Circular 45, to further prescribe the rules concerning the recognition, administration and taxation of a foreign enterprise "controlled by a PRC enterprise or PRC enterprise group." Currently we are not recognized as a PRC resident enterprise, but there is a risk that we may be recognized by the PRC tax authorities as a PRC resident enterprise. Pursuant to Circular 45, if we are recognized as a PRC resident enterprise, our worldwide income may be subject to enterprise income tax in China at a rate of 25%, and we would be required to file provisional enterprise income tax returns quarterly and complete an annual settlement before May 31 of each year for the preceding year at the in-charge tax bureau. Further, we would be obliged to withhold the enterprise income tax when we distribute dividends to non-resident enterprise holders of our ordinary shares. Under the New EIT Law and implementation regulations issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are "non-resident enterprises," which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. It is not clear, however, whether we are obliged to withhold the dividends distributed to our non-resident individual shareholders.

        Circular 45 further clarifies that the capital gains derived by the non-resident enterprises from the alienation of shares of the foreign-incorporated resident enterprise are considered as China-sourced income. Under the New EIT Law and implementation regulations issued by the PRC State Council, non-resident enterprise holders of our ordinary shares may be subject to enterprise income tax in China at a rate of 10% on the capital gains derived from the transfer of our ordinary shares. It is not clear, however, whether the capital gains derived by the non-resident individuals from transfer of our ordinary shares will be considered as China-sourced. In practice, we understand that the PRC tax authorities have not collected the individual income tax from the non-resident individuals.

        For a discussion of the PRC tax consequences of an investment in our ordinary shares, see Item 3.D "Risk Factors—Risks Relating to Conducting Business in China—Under the EIT Law, we may be classified as a "resident enterprise" of the PRC, which could result in unfavorable tax consequences to us and to non-PRC shareholders."

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

F.
Dividends and Paying Agents

        Not applicable.

G.
Statement by Experts

        Not applicable.

H.
Documents on Display

        The documents concerning our Company referred to in this document and required to be made available to the public are available at the offices of UTStarcom Holdings Corp. at Room 303, Building H, Phoenix Place, No. A5 Shuguangxili, Chaoyang District, Beijing, P.R. China 100028.

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

Interest Rate Risk

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

        We maintain an investment portfolio of various holdings, types and maturities. We do not use derivative financial instruments. We place our cash investments in instruments that meet high credit quality standards, as specified in our investment policy guidelines. Our policy is to limit the risk of principal loss and to ensure the safety of invested funds by generally attempting to limit market risk. Funds in excess of current operating requirements are mostly invested in money market funds which are rated AAA. Our cash and cash equivalents are not subject to significant interest rate risk due to the short maturities of these instruments. As of December 31, 2012, the carrying value of our cash and cash equivalents approximated fair value.

        The table below represents carrying amounts and related weighted-average interest rates of our investment portfolio at December 31, 2012 and 2011:

	December 31,
	2012	2011
	(in thousands)
Cash and cash equivalents	$179,584	$301,626
Average interest rate	1.44%	1.10%
Restricted cash—short term	$13,806	$12,905
Average interest rate	0.20%	0.21%
Short-term investments	$296	$2,372
Average interest rate	0.00%	0.00%
Restricted cash long-term	$5,763	$5,718
Average interest rate	0.01%	0.01%
Total investment securities	$199,449	$322,621
Average interest rate	1.31%	1.03%

Equity Investment Risk

        We have invested in several privately-held companies as well as investment funds which invest primarily in privately held companies, many of which can still be considered in the start-up or development stages. These investments are inherently risky, as the market for the technologies or products they have under development is typically in the early stages and may never materialize.

Foreign Exchange Rate Risk

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

        Historically, the majority of our foreign-currency denominated sales have been made in China, denominated in Renminbi, or RMB. Additionally, since 2006, we made significant sales in Japanese Yen, Euros, Indian Rupees and Canadian Dollars. Due to China's currency exchange control regulations, we are limited in our ability to convert and repatriate RMB, as well as in our ability to engage in foreign currency hedging activities in China. The balance of our cash and cash equivalents held by our China subsidiaries was $49.3 million at December 31, 2012. Since China un-pegged the RMB from the U.S. Dollar in July 2005 through December 31, 2012, the RMB has strengthened by approximately 23% versus the U.S. Dollar. Also, the balance of our cash and cash equivalents held by our Japan subsidiaries was $29.0 million at December 31, 2012. Historically, the exchange rate between Japanese Yen and US Dollar has been volatile. There are uncertainties related to the changes in exchange rates between RMB and US Dollar and between Japanese Yen and US Dollar in the future.

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

        Given our exposure to international markets, we regularly monitor all of our material foreign currency exposures. We use sensitivity analysis to measure our foreign currency risk by computing the potential decrease in cash flows that may result from adverse or beneficial changes in foreign exchange rates, relative to the functional currency with all other variables held constant. The analysis covers all of our underlying exposures for foreign currency denominated financial instruments. The foreign currency exchange rates used were based on market rates in effect at December 31, 2012. The sensitivity analysis indicated that a hypothetical 10% adverse or beneficial movement in exchange rates would have resulted in a loss or gain in the fair values of our foreign currency denominated financial instruments of $12.85 million at December 31, 2012.

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

ITEM 15—Controls and Procedures

Evaluation of Disclosure Controls and Procedures

        Our Chief Executive Officer and our Chief Financial Officer conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and 15d-15(e) promulgated under the Exchange Act. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2012, our disclosure controls and procedures were not effective because of the material weakness described below under "Management's Annual Report on Internal Control over Financial Reporting."

Management's Annual Report on Internal Control over Financial Reporting

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

        As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2012 using the criteria set forth in the report "Internal Control—Integrated Framework" published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO).

        A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

The following material weakness in internal control over financial reporting has been identified as of December 31, 2012.

        We did not maintain effective internal controls over financial reporting as of December 31, 2012 as we lacked sufficient resources with an appropriate level of knowledge and experience of US GAAP to properly record non-routine complex accounting transactions under US GAAP due to staff turnover in the accounting and finance functions during the year.

        The material weakness described above could result in misstatement of the Company's consolidated financial statements that would result in a material misstatement to the quarterly or annual consolidated financial statements that would not be prevented or detected.

        PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2012, as stated in its report, which appears on page F-2 of this annual report.

Management's Plan for Remediation of Material Weakness

        Our management has been engaged in, and continues to be engaged in making necessary changes and improvements to the overall design of its control environment to address the material weakness in internal control over financial reporting and the ineffectiveness of the Company's disclosure controls and procedures described above.

        To remediate the material weakness described above over financial reporting process, we have engaged external consultant to review the accounting for our non-routine and complex transactions since January 2013. We also plan to: (a) provide more comprehensive training on US GAAP to our accounting team and other relevant personnel; (b) enhance our accounting manual to provide the accounting team with more comprehensive guideline on the policies and controls over financial reporting under the requirement of U.S. GAAP and SEC rules; (c) look for additional accounting personnel with appropriate knowledge and experience in US GAAP. We will continue to assess its standardized processes to further enhance the effectiveness of financial reviews including the analysis and monitoring of financial information in a consistent and thorough manner.

Changes in Internal Control over Financial Reporting

        Other than as discussed above under "Management's Annual Report on Internal Control over Financial Reporting", there have been no changes in our internal control over financial reporting during 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A—Audit Committee Financial Expert

        Our board of directors has determined that Mr. Sean Shao qualifies as an Audit Committee Financial Expert as defined by the applicable rules of the SEC and that Mr. Shao is "independent" as that term is defined in NASDAQ Marketplace Rule 5605(c)(2)(A). Please refer to Item 6.A for a brief biographical listing of Mr. Shao's relevant experiences.

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

ITEM 16C—Principal Accountant Fees and Services

Disclosure of Fees Charged by Independent Accountants

        The aggregate fees billed for professional accounting services by PricewaterhouseCoopers for the fiscal years ended December 31, 2012 and 2011 are as follows:

	Years Ended December 31,
	2012	2011
	(in thousands)
Audit fees(1)	$1,648	$1,653
Audit-related fees(2)	175	233
Tax fees(3)	183	309
All other fees(4)	—	4

Total	$2,006	$2,199

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

ITEM 16D—Exemptions from the Listing Standards for Audit Committees

        Not Applicable.

ITEM 16E—Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        On August 12, 2011, our board of directors approved a share repurchase program of up to $20 million of its outstanding shares over the next 12 months through August 15, 2012. This program was subsequently extended by our board of directors through February 15, 2013. As of December 31, 2012, we have repurchased approximately $15 million worth of our shares. All the repurchased shares have been classified as our treasury shares. We do not have any intention to terminate this program prior to its expiration.

Period	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Approximate Dollar Value that May Yet Be Purchased Under the Plans
September 2011	375,938	$4.05	375,938	$18,477,450
October 2011	556,145	$3.81	556,145	$16,358,537
November 2011	213,393	$4.20	213,393	$15,462,285
December 2011	418,293	$4.23	418,293	$13,692,907
January 2012	13,234	$3.89	13,234	$13,640,909
February 2012	61,090	$3.88	61,090	$13,401,374
March 2012	20,319	$4.20	20,319	13,315,184
April 2012	92,025	$4.06	92,025	12,939,659
May 2012	188,372	$3.65	188,372	12,244,844
June 2012	473,308	$3.70	473,308	10,472,913
July 2012	334,271	$3.28	334,271	9,362,967
August 2012	441,465	$3.16	441,465	7,942,118
September 2012	339,627	$3.27	339,627	6,813,585
October 2012	409,197	$3.01	409,197	5,564,646
November 2012	238,195	$2.99	238,195	4,850,721

Total	4,174,871		4,174,871

        On November 30, 2012, we announced the commencement of a tender offer to purchase up to 8,333,333 of our ordinary shares at a price of $3.60 per share (number of shares and price per share have been adjusted to reflect the reverse stock split), representing a 30.4% premium to the November 29, 2012 closing price on the NASDAQ Global Select Market of $2.76 per share. On

January 10, 2013, we announced that 21,119,182 ordinary shares were properly tendered and we accepted for purchase 8,333,333 of our ordinary shares at a price of $3.60 per share, for an aggregate cost of $30,000,000 excluding fees and expenses relating to the tender offer. Computershare Trust Company, N.A., the depositary for the tender offer, has made all payment for shares validly tendered and accepted for purchase and returned all other shares tendered. The tender offer was completed in the first quarter of 2013.

ITEM 16F—Change in Registrant's Certifying Accountant

        Not applicable.

ITEM 16G—Corporate Governance

        We are incorporated in the Cayman Islands and our corporate governance practices are governed by applicable Cayman Islands law as well as our memorandum and articles of association. In addition, because our ordinary shares are listed on NASDAQ, we are subject to NASDAQ's corporate governance requirements.

        NASDAQ Marketplace Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement.

        NASDAQ Marketplace Rule 5635(c) and IM-5635-1 require us to obtain shareholder approval prior to adopting a stock option or purchase plan or other equity compensation arrangement. We elected to follow our home country practice in lieu of the requirements of such NASDAQ rules. The Cayman Islands Companies Law (2012 Revision) does not require us to obtain shareholder approval prior to the establishment of equity compensation arrangements, nor is doing so required under our amended and restated memorandum and articles of association.

ITEM 16H—Mine Safety Disclosure

        Not applicable.

PART III

ITEM 17—Financial Statements

        We have elected to provide financial statements pursuant to Item 18.

ITEM 18—Financial Statements

        Our consolidated financial statements are included at the end of this Annual Report.

ITEM 19—Exhibits

Exhibit Number		Description	Form	Incorporated by Reference From Exhibit Number	Date Filed
2.1		Property Transfer and Leaseback Agreement, dated as of December 19, 2009, by and between UTStarcom Telecom Co., Ltd. and Zhejiang Zhongnan Construction Group Co., Ltd. (translation from Chinese).	8-K	2.1	12/24/2009
4.1		Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 of Form F-4 (File No. 333-173828) filed with the Securities and Exchange Commission on April 29, 2011	F-4	10.1	4/29/2011
4.2		Agreement and Plan of Merger and Reorganization (incorporated by reference to Exhibit 2.1 of Form F-4 (File No. 333-173828) filed with the Securities and Exchange Commission on May 23, 2011)	F-4	2.1	5/23/2011
4.3		Form of Certificate for Ordinary Shares	20-F	4.3	4/27/2012
4.4		Stockholder Rights Agreement, made as of February 1, 2010, by and between UTStarcom, Inc. and Beijing E-town International Investment and Development Co., Ltd.	8-K	4.1	2/4/2010
4.5		Stockholder Rights Agreement, made as of February 1, 2010, by and among UTStarcom, Inc., Elite Noble Limited and Shah Capital Opportunity Fund L.P.	8-K	4.2	2/4/2010
4.6	*	1997 Stock Plan, as amended, and forms of related agreements.	10-K	10.4	6/1/06
4.7	††	Land Use Right Assignment Agreement between the Administration Committee of Hangzhou Hi-Tech Industry Development Zone of Zhejiang Province of the People's Republic of China and UTStarcom, Inc. dated May 18, 2000.	10-Q	10.2	8/14/00
4.8	*	Amended 2001 Director Option Plan and forms of related agreements.	10-K	10.66	6/1/06
4.9	*	2003 Nonstatutory Stock Option Plan.	S-8	4.4	9/15/03

Exhibit Number		Description	Form	Incorporated by Reference From Exhibit Number	Date Filed
4.10	*	Amended and Restated Change of Control/Involuntary Termination Severance Agreement by and between Hong Liang Lu and UTStarcom, Inc., effective as of January 30, 2008.	8-K	10.1	2/5/08
4.11	†	Infrastructure Equipment License Agreement between Qualcomm Inc. and UTStarcom, Inc., dated January 30, 2004.	10-Q	10.97	5/10/04
4.12	†	Subscriber Unit License Agreement between Qualcomm Inc. and UTStarcom, Inc., dated January 30, 2004.	10-Q	10.98	5/10/04
4.13		Asset Purchase Agreement by and among Audiovox Communications Corp., Quintex Mobile Communications Corporation, Audiovox Communications Canada Co., UTStarcom, Inc., UTStarcom Canada Company and Audiovox Corporation, dated as of June 11, 2004.	10-Q	10.101	8/16/04
4.14	*	Form of Restricted Stock Agreement for use under the Company's 1997 Stock Plan.	8-K	10.1	9/12/05
4.15	*	Form of Director and Officer Stock Option Agreement for use under the Company's 1997 Stock Plan.	8-K	10.1	12/6/05
4.16	*	2006 Equity Incentive Plan, as amended February 18, 2009.	10-K	10.14	3/2/2009
4.17	*	Form of Stock Option Award Agreement for use under 2006 Equity Incentive Plan.	10-Q	10.2	8/7/2009
4.18	*	Form of Stock Option Agreement for Directors and Officers for use under the 2006 Equity Incentive Plan.	10-Q	10.3	8/7/2009
4.19	*	Form of Restricted Stock Agreement for use under the 2006 Equity Incentive Plan.	10-K	10.17	3/2/2009
4.20	*	Form of Restricted Stock Unit Agreement for use under the 2006 Equity Incentive Plan.	10-K	10.18	3/2/2009
4.21	*	Form of Stock Option Amendment Election Form executed by key executive officers and directors.	8-K	10.1	1/4/07
4.22	*	Stock Option Amendment Election Form executed by Hong Liang Lu on December 29, 2006.	8-K	10.2	1/4/07
4.23	††	Strategic Alliance Agreement by and between Pantech &Curitel Communications and UTStarcom Personal Communications LLC dated September 25, 2006.	10-Q	10.11	10/10/07
4.24	*	UTStarcom, Inc. Amended and Restated Vice President Change in Control and Involuntary Termination Severance Pay Plan.	10-Q	10.1	5/8/2009

Exhibit Number		Description	Form	Incorporated by Reference From Exhibit Number	Date Filed
4.25	*	UTStarcom, Inc. Amended and Restated Executive Involuntary Termination Severance Pay Plan.	10-Q	10.2	5/8/2009
4.26	*	Form of Performance Share Agreement for use under the 2006 Equity Incentive Plan.	10-K	10.33	3/2/2009
4.27	*	Form of Performance Unit Agreement for use under the 2006 Equity Incentive Plan.	10-K	10.34	3/2/2009
4.28		Merger Agreement, dated as of June 30, 2008, by and among UTStarcom, Inc., UTStarcom Personal Communications, LLC, Personal Communications Devices, LLC and Personal Communications Devices Holdings, LLC.	8-K	2.1	7/7/08
4.29	*	Amendment to Stock Option Agreements dated January 11, 2008 between the Company and Hong Liang Lu.	8-K	10.1	1/17/08
4.30	*	Amendment dated December 17, 2008 to Amended and Restated Change of Control/Involuntary Termination Severance Agreement, dated as of January 30, 2008, by and between Hong Liang Lu and UTStarcom, Inc.	10-K	10.42	3/2/2009
4.31	*	Amendment to Equity Awards dated December 17, 2008.	10-K	10.46	3/2/2009
4.32	*	Letter dated December 17, 2008 regarding Financial Planning Program.	10-K	10.47	3/2/2009
4.33		Settlement Agreement & Release, dated as of June 30, 2009, by and among UTStarcom, Inc., Personal Communications Devices, LLC and Personal Communications Devices Holdings, LLC.	8-K	10.1	7/2/2009
4.34		Manufacturing Agreement signed as of January 23, 2010	8-K	10.1	1/28/2010
4.35		Common Stock Purchase Agreement, made as of February 1, 2010, by and between UTStarcom, Inc. and Beijing E-town International Investment and Development Co., Ltd.	8-K	10.1	2/4/2010
4.36		Common Stock Purchase Agreement, made as of February 1, 2010, by and among UTStarcom, Inc., Elite Noble Limited and Shah Capital Opportunity Fund LP	8-K	10.2	2/4/2010
4.37		Agreement of Entry into the Zone, made as of February 1, 2010, by and between UTStarcom, Inc. and the Management Committee of Beijing Economic and Technology Development Zone (Translation from Chinese)	8-K	10.3	2/4/2010

Exhibit Number	Description	Form	Incorporated by Reference From Exhibit Number	Date Filed
4.38	Lease Contract dated as of February 1, 2010, by and between UTStarcom Telecom Co., Ltd. and Zhejiang Zhongnan Construction Group Co., Ltd. (translation from Chinese)	8-K/A	10.1	2/5/2010
4.39	Amendment to Common Stock Purchase Agreement dated February 1, 2010 by and between the Company and Beijing E-town International Investment and Development Co., Ltd. dated April 20, 2010	8-K	10.1	5/4/2010
4.40	Amendment to Common Stock Purchase Agreement dated February 1, 2010 by and among the Company, Elite Noble Limited and Shah Capital Opportunity Fund LP dated April 30, 2010	8-K	10.2	5/4/2010
4.41	Supplementary Agreement on Payment Method between UTStarcom Telecom Co., Ltd and Hangzhou Zhong Nan Wen Chuang Information Technical Co., Ltd. (translation from Chinese)	10-Q	10.11	5/10/2010
4.42	Second Amendment to Common Stock Purchase Agreement dated February 1, 2010, as amended on April 30, 2010, by and between the Company and Beijing E-town International Investment and Development Co., Ltd. dated June 4, 2010	8-K	10.1	6/10/2010
4.43	Second Amendment to Common Stock Purchase Agreement dated February 1, 2010, as amended on April 30, 2010, by and among the Company, Elite Noble Limited and Shah Capital Opportunity Fund LP dated June 4, 2010	8-K	10.2	6/10/2010
4.44	Third Amendment to Common Stock Purchase Agreement dated February 1, 2010, as amended on April 30, 2010 and June 4, 2010, by and between the Company and Beijing E-town International Investment and Development Co., Ltd. dated July 7, 2010	8-K	10.1	7/13/2010
4.45	Third Amendment to Common Stock Purchase Agreement dated February 1, 2010, as amended on April 30, 2010 and June 4, 2010, by and among the Company, Elite Noble Limited and Shah Capital Opportunity Fund LP dated July 7, 2010	8-K	10.2	7/13/2010
4.46	Fourth Amendment to Common Stock Purchase Agreement dated February 1, 2010, as amended on April 30, 2010, June 4, 2010 and July 7, 2010, by and between the Company and Beijing E-town International Investment and Development Co., Ltd. dated September 7, 2010	8-K	10.1	9/13/2010

Exhibit Number	Description	Form	Incorporated by Reference From Exhibit Number	Date Filed
4.47	Fourth Amendment to Common Stock Purchase Agreement dated February 1, 2010, as amended on April 30, 2010, June 4, 2010 and July 7, 2010, by and among the Company, Elite Noble Limited and Shah Capital Opportunity Fund LP dated September 7, 2010	8-K	10.2	9/13/2010
4.48	Ordinary Shares Purchase Agreement dated October 16, 2010 by and among Stage Smart Limited, Smart Frontier Holdings Limited, and UTStarcom, Inc.	8-K	10.1	10/21/2010
4.49	Series A Preference Shares Purchase Agreement dated October 16, 2010 by and among Stage Smart Limited, Stage Smart (Beijing) Technology Limited, Stage Smart (Hong Kong) Limited, CRIStar (Beijing) Culture and Media Co., Ltd., UTStarcom, Inc. and Smart Frontier Holdings Limited.	8-K	10.2	10/21/2010
4.50	Property Lease Contract dated March 7, 2011 between UTStarcom Telecom Co., Ltd. and Zhejiang Letong Communication Equipment Co., Ltd. (translation from Chinese)	10-Q	10.1	5/9/2011
1.1	Amended and Restated Memorandum and Articles of Association.	Filed herewith	—	—
8.1	Subsidiaries of UTStarcom Holdings Corp.	Filed herewith	—	—
4.51	Master Reorganization Agreement Share and Asset Purchase Agreement dated August 31, 2012 by and among UTStarcom Hong Kong Limited, the Company, Eagle Field Holdings Limited and Mr. Ying (Jack) Lu.	Filed herewith	—	—
4.52	Share Transfer Agreement dated August 31, 2012 by and among the Company, Eagle Field Holdings Limited and UTStarcom Hong Kong Holdings Limited.	Filed herewith	—	—
4.53	English translation of the License Agreement dated August 31, 2012 by and among the Company, UTStarcom Telecom Co., Ltd., UTStarcom Hong Kong Holding Limited. and UTStarcom China Co., Ltd.	Filed herewith	—	—
4.54	Assignment and Assumption Agreement dated August 31, 2012 by and among the Company, UTStarcom Telecom Co., Ltd., UTStarcom India Telecom PVT. Ltd., UTStarcom Hong Kong Holding Limited., UTStarcom China Co., Ltd. and Eagle Field Holdings Limited.	Filed herewith	—	—

Exhibit Number		Description	Form	Incorporated by Reference From Exhibit Number	Date Filed
4.55		Patent, Software Copyright, Trademark and Domain Name Assignment dated August 31, 2012 by and among UTStarcom Telecom Co., Ltd., UTStarcom China Co., Ltd. and UTStarcom, Inc.	Filed herewith	—	—
4.56		Convertible Bond dated August 31, 2012 issued by UTStarcom Hong Kong Holding Limited to UTStarcom Hong Kong Limited.	Filed herewith	—	—
12.1		Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—
12.2		Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—
13.1		Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—
13.2		Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—
15.1		Consent of Independent Registered Public Accounting Firm.	Filed herewith	—	—
101.INS	**	XBRL Instance Document
101.SCH	**	XBRL Taxonomy Extension Schema Document
101.CAL	**	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	**	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	**	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	**	XBRL Taxonomy Extension Presentation Linkbase Document

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

UTSTARCOM HOLDINGS CORP.
Date: April 26, 2013	By:	/s/ William Wong
		Name:	William Wong
		Title:	Chief Executive Officer

UTSTARCOM HOLDINGS CORP.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
UTStarcom Holdings Corp.:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statement of operations and comprehensive income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of UTStarcom Holdings Corp. and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the accompanying index present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also, in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") because a material weakness in internal control over financial reporting related to the lack of sufficient resources with an appropriate level of knowledge and experience of US GAAP to properly record non-routine complex transactions under US GAAP existed as of that date. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2012 consolidated financial statements, and our opinion regarding the effectiveness of the Company's internal control over financial reporting does not affect our opinion on those consolidated financial statements. The Company's management is responsible for these financial statements and financial statement schedules, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in management's report referred to above. Our responsibility is to express opinions on these financial statements, on the financial statement schedules, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Shanghai, the People's Republic of China
April 26, 2013

UTSTARCOM HOLDINGS CORP.

CONSOLIDATED BALANCE SHEETS

	December 31, 2012	December 31, 2011
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$179,584	$301,626
Short-term investments	296	2,372
Accounts receivable, net of allowances for doubtful accounts of $10,796 and $30,145, respectively	15,000	20,168
Inventories	26,028	34,262
Deferred costs	125,472	103,222
Prepaids and other current assets	27,154	29,242
Short-term restricted cash	13,806	12,905

Total current assets	387,340	503,797
Property, plant and equipment, net	8,866	12,199
Goodwill	—	13,820
Intangible assets, net	—	3,625
Long-term investments	62,443	19,226
Long-term deferred costs	20,556	39,741
Long-term deferred tax assets	283	1,823
Other long-term assets	8,603	6,709

Total assets	488,091	600,940

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	24,991	23,530
Income taxes payable	8,735	786
Customer advances	89,362	82,589
Deferred revenue	41,461	64,989
Deferred tax liabilities	219	1,575
Other current liabilities	26,200	50,318

Total current liabilities	190,968	223,787
Long-term deferred revenue	59,530	83,227
Other long-term liabilities	20,937	22,887

Total liabilities	271,435	329,901

Commitments and contingencies (Note 12)
UTStarcom Holdings Corp. shareholders' equity:
Ordinary share: $0.00375 par value; 250,000 authorized shares; 53,322 and 52,169 shares issued at December 31, 2012 and December 31, 2011, respectively; 47,656 and 50,605 shares outstanding at December 31, 2012 and December 31, 2011, respectively (Note 1)(1)	182	182
Additional paid-in capital	1,309,761	1,306,780
Treasury stock, at cost: 5,666 and 1,564 shares at December 31, 2012 and December 31, 2011, respectively(1)	(20,421)	(6,301)
Accumulated deficit	(1,153,301)	(1,118,916)
Accumulated other comprehensive income	79,621	82,893

Total UTStarcom Holdings Corp. shareholders' equity	215,842	264,638

Noncontrolling interests	814	6,401

Total equity	216,656	271,039

Total liabilities and equity	$488,091	$600,940

(1)
Authorized share capital of the company was amended by the consolidation of the existing 750,000,000 Ordinary Shares of US$0.00125 par value each into 250,000,000 Ordinary Shares of US$0.00375 par value each effective from March 21,2013. The authorized shares, issued shares, outstanding shares, and treasury stock shares for 2012 and 2011 have been adjusted retroactively to reflect the one for three reverse share split.

See accompanying notes to consolidated financial statements.

UTSTARCOM HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Years ended December 31,
	2012	2011	2010
	(in thousands, except per share amounts)
Net sales
Products	$160,688	$285,493	$251,134
Services	26,040	35,083	40,401

	186,728	320,576	291,535
Cost of net sales
Products	95,854	178,463	193,567
Services	22,716	27,779	27,730

Gross profit	68,158	114,334	70,238

Operating expenses:
Selling, general and administrative	52,457	63,857	95,240
Research and development	28,131	30,123	38,044
Amortization of intangible assets	516	1,239	206
Impairment of long lived assets and long-term investments	3,043	476	—
Restructuring	358	2,386	16,018
Net loss (gain) on divestitures	16,239	(4,546)	(5,548)

Total operating expenses	100,744	93,535	143,960

Operating income (loss)	(32,586)	20,799	(73,722)

Interest income	2,612	2,313	2,018
Interest expense	(240)	(252)	(279)
Other income (expense), net	(2,973)	(8,165)	9,808

Income (loss) before income taxes	(33,187)	14,695	(62,175)

Income tax expense	(2,392)	(2,918)	(3,115)

Net income (loss)	(35,579)	11,777	(65,290)

Net loss attributable to noncontrolling interests	1,194	1,610	161

Net income (loss) attributable to UTStarcom Holdings Corp.	$(34,385)	$13,387	$(65,129)

Net income (loss) per share attributable to UTStarcom Holdings Corp.—Basic(1)	$(0.71)	$0.26	$(1.43)
Net income (loss) per share attributable to UTStarcom Holdings Corp.—Diluted(1)	$(0.71)	$0.26	$(1.43)

Weighted average shares outstanding—Basic(1)	48,513	51,491	45,686

Weighted average shares outstanding—Diluted(1)	48,513	51,641	45,686

Other comprehensive (loss) Income, net of tax
Foreign currency translation adjustment	(3,272)	13,470	(1,425)

Other comprehensive (loss) Income, net of tax	(3,272)	13,470	(1,425)

Comprehensive income (loss)	(38,851)	25,247	(66,715)

Comprehensive loss attributable to noncontrolling interests	1,194	1,610	161

Comprehensive income (loss) attributable to UTStarcom Holding Corp.	$(37,657)	$26,857	$(66,554)

(1)
Authorized share capital of the company was amended by the consolidation of the existing 750,000,000 Ordinary Shares of US$0.00125 par value each into 250,000,000 Ordinary Shares of US$0.00375 par value each effective from March 21, 2013. The Net income (loss) per share attributable to UTStarcom Holding Corp basic and diluted for 2012, 2011 and 2010 have been recomputed retroactively to reflect the one for three reverse share split.

See accompanying notes to consolidated financial statements.

UTSTARCOM HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock
						Accumulated Other Comprehensive Income
	Shares outstanding(1)	Amount	Additional Paid-in Capital	Treasury Stock	(Accumulated Deficit)		Non- controlling interest	Total Stockholders' Equity
	(in thousands, except number of shares)
Balance at December 31, 2009	43,364,996	$153	$1,251,532	—	$(1,067,174)	$70,848	$792	$256,151

Common stock issued	7,515,491	29	44,559	—	—	—	—	44,588
Common stock issued upon option exercises	685	—	6	—	—	—	—	6
Restricted stock issued and restricted stock units released	1,022,777	—	—	—	—	—	—	0
Stock-based compensation	—	—	7,602	—	—	—	—	7,602
Acquisition of ownership of controlling interests	—	—	—	—	—	—	7,380	7,380
Repurchases of vested restricted stock/units and cancellation	(128,210)	—	(72)	—	—	—	—	(72)
Net loss	—	—	—	—	(65,129)	—	(161)	(65,290)
Foreign currency translation	—	—	—	—	—	(1,425)	—	(1,425)

Balance at December 31, 2010	51,775,739	182	1,303,627	—	(1,132,303)	69,423	8,011	248,940

Common stock issued upon option exercises	19,777	—	124	—	—	—	—	124
Repurchase of ordinary shares	(1,563,769)	—	—	(6,301)	—	—	—	(6,301)
Restricted stock issued and restricted stock units released	378,964	—	—	—	—	—	—	—
Restricted stock cancellation	(5,329)	—	—	—	—	—	—	—
Stock-based compensation	—	—	3,029	—	—	—	—	3,029
Net Income	—	—	—	—	13,387	—	(1,610)	11,777
Foreign currency translation	—	—	—	—	—	13,470	—	13,470

Balance at December 31, 2011	50,605,382	182	1,306,780	(6,301)	(1,118,916)	82,893	6,401	271,039

Repurchase of ordinary shares	(2,611,102)	—	—	(8,842)	—	—	—	(8,842)
Repurchase of ordinary share from iTV shareholder	(1,491,091)	—	—	(5,278)	—	—	—	(5,278)
Restricted stock issued and restricted stock units released	1,271,014	—	—	—	—	—	—	—
Stock-based compensation	—	—	2,981	—	—	—	—	2,981
Restricted stock cancellation	(118,111)	—	—	—	—	—	—	—
Net loss	—	—	—	—	(34,385)	—	(1,194)	(35,579)
Derecognition of non-controlling interests on deconsolidation of a subsidiary	—	—	—	—	—	—	(4,393)	(4,393)
Foreign currency translation	—	—	—	—	—	(3,272)	—	(3,272)

Balance at December 31, 2012	47,656,092	$182	$1,309,761	$(20,421)	$(1,153,301)	$79,621	$814	$216,656

  (1)
  Authorized share capital of the company was amended by the consolidation of the existing 750,000,000 Ordinary Shares of US$0.00125 par value each into 250,000,000 Ordinary Shares of US$0.00375 par value each effective from March 21, 2013. The outstanding common shares and treasury stock shares for 2012, 2011 and 2010 have been adjusted retroactively to reflect the one for three reverse share split.

See accompanying notes to consolidated financial statements.

UTSTARCOM HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2012	2011	2010
	(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(35,579)	$11,777	$(65,290)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	3,951	3,082	5,427
Amortization of deferred gain on sale-leaseback	—	(625)	(755)
Net loss (gain) on divestitures	16,239	(4,546)	(5,548)
Net loss (gain) on disposal of assets	879	(492)	123
Gain on settlement of an investment interest	—	—	(481)
Impairment of long lived assets and long-term investments	3,043	476	—
Stock-based compensation expense	2,982	3,029	7,602
Provision for (recovery of) doubtful accounts	(1,154)	2,212	5,513
Deferred income taxes	(2,211)	345	2,008
Changes in operating assets and liabilities, net of effect of iTV deconsolidation and IPTV divestiture
Accounts receivable	664	8,080	3,793
Inventories and deferred costs	(4,231)	94,916	103,574
Other assets	17,455	11,261	2,366
Accounts payable	9,506	(4,857)	(28,036)
Income taxes payable	6,393	3,102	(2,933)
Customer advances	9,749	1,488	(40,910)
Deferred revenue	(37,760)	(132,575)	(27,792)
Other liabilities	(15,544)	(38,390)	(50,843)

Net cash used in operating activities	(25,618)	(41,717)	(92,182)

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment	(5,445)	(9,347)	(3,449)
Purchase of intangible assets	(54)	—	—
Proceeds from sale of building, net of tax payments	—	—	123,955
Deposit received on sale of building	—	—	—
Net proceeds from divestitures	220	215	3,381
Proceeds from settlement of an investment interest, net	—	—	481
Change in restricted cash	(1,129)	5,478	13,260
Purchase of investment interests	(15,602)	(1,181)	(2,702)
Contribution of equity investment through a shareholder loan	—	(7,119)	—
Purchase of short-term investments	(2,267)	(8,365)	(12,583)
Proceeds from sale of short-term investments	4,300	9,039	10,815
Cash decrease due to deconsolidation of a subsidiary	(6,841)	—	—
Payment on divestiture of IPTV business and investment in IPTV convertible bond	(56,010)	—	—
Other	80	519	335

Net cash provided by (used in) investing activities	(82,748)	(10,761)	133,493

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of ordinary shares, net of issuance cost	—	—	34,594
Issuance of ordinary shares upon ESPP purchases and option exercises	—	124	—
Repurchase of ordinary shares	(8,842)	(6,301)	(67)

Net cash provided by (used in) financing activities	(8,842)	(6,177)	34,527

Effect of exchange rate changes on cash and cash equivalents	(4,834)	8,774	9,826

Net increase (decrease) in cash and cash equivalents	(122,042)	(49,881)	85,664

Cash and cash equivalents at beginning of year	301,626	351,507	265,843

Cash and cash equivalents at end of year	$179,584	$301,626	$351,507

Supplemental disclosure of cash flow information:
Cash paid:
Interest	$240	$252	$279
Income taxes	$3,000	$530	$6,395
Non-cash operating activities Accounts receivable transferred to notes receivable	$—	$—	$580
Non-cash investing activities
Issuance of ordinary shares for acquisition of iTV	$—	$—	$9,841
Repurchase of ordinary shares from iTV shareholder	$(5,278)	$—	$—
Net assets acquired, other than cash, from acquisition of iTV	$—	$—	$17,380
Accrual related to purchase of property, plant and equipment	$1,911	$(2,475)	$—

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—BASIS OF PRESENTATION AND LIQUIDITY

        UTStarcom Holdings Corp., or the Company, a Cayman Islands corporation incorporated in 2011 with headquarters currently in Beijing, China, designs and sells IP-based network solutions in iDTV, Internet TV and Broadband for cable and telecom operators. The Company sells its solutions to operators in both telecommunications around the world and the cable market in China. The Company enables its customers to rapidly deploy revenue-generating access services using their existing infrastructure, while providing a migration path to cost-efficient, end-to-end IP networks. On August 31, 2012, the Company completed the divestiture of its IPTV business, which would impact the operational result for the remaining periods of 2012.

        On June 24, 2011, the stockholders of UTStarcom Inc. approved the proposed merger, or the Merger, to reorganize UTStarcom, Inc. as a Cayman Islands company. Pursuant to the approval of the shareholders, UTSI Mergeco Inc., a Delaware corporation and a wholly-owned subsidiary of UTStarcom Holdings Corp., merged with and into the existing public company, UTStarcom, Inc., which is incorporated under the laws of the State of Delaware. As a result of the reorganization, UTStarcom Holdings Corp. became the parent company of UTStarcom, Inc. and its subsidiaries.

        Also pursuant to the Merger, the Company issued an equal number of ordinary shares in exchange for the common stock of UTStarcom Inc. The Company's business is conducted in substantially the same manner as was conducted by UTStarcom, Inc. The transaction was accounted for as a legal re-organization of entities under common control. Accordingly, the accompanying consolidated financial statements of the Company have been prepared with the assumption that the current corporate structure has been in existence throughout all relevant periods. The consolidated financial statements of the Company prior to the Merger reflect the financial position, results of operations and cash flows of UTStarcom, Inc. and its subsidiaries. The consolidated financial statements as of and for the year ended December 31, 2012 reflect the financial position, results of operation and cash flows of the Company.

        The accompanying consolidated financial statements include the accounts of the Company and its wholly- and majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in the preparation of the consolidated financial statements. The noncontrolling interests in consolidated subsidiaries are shown separately in the consolidated financial statements.

        The accompanying consolidated balance sheets as of December 31, 2012 and 2011, and consolidated statements of operations for each of the three years ended December 31, 2012 have been prepared by the Company pursuant to the rules and regulations of the SEC and in conformity with generally accepted accounting principles in the U.S. ("US GAAP").

        The accompanying consolidated financial statements are presented on the basis that the Company is a going concern. The going concern assumption contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

        The Company has incurred a net loss of $34.4 million during the year ended December 31, 2012, and net income and a net loss of $13.4 million and $65.1 million during the years ended December 31, 2011 and 2010, respectively. As of December 31, 2012, the Company had an accumulated deficit of $1,153.3 million. The Company incurred net cash outflows from operations of $25.6 million, $41.7 million and $92.2 million during the years ended December 31, 2012, 2011 and 2010 respectively.

        As of December 31, 2012, the Company had cash and cash equivalents of $179.6 million, of which $49.3 million was held by subsidiaries in China. China imposes currency exchange controls on certain transfers of funds to and from China. The amount of cash available for transfer from the China

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1—BASIS OF PRESENTATION AND LIQUIDITY (Continued)

subsidiaries for use by the Company's non-China subsidiaries is limited both by the liquidity needs of the subsidiaries in China and the restriction on currency exchange by Chinese-government mandated limitations including currency exchange controls on certain transfers of funds outside of China. Our China subsidiaries have no accumulated profit as of December 31, 2012 determined in accordance with Chinese accounting standards that can be paid as dividends. In the years 2010, 2011 and 2012, our China subsidiaries did not pay dividends to our parent company.

        As of December 31, 2012, the Company had no available factoring line. In the third quarter of 2011, the Company had entered into one account-receivable factoring line of $4.6 million which could be used for recourse factoring on accounts receivable from one specified customer. The factoring line expired twelve months from the issuance date in August 2012.

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

        In the past years, the Company took a number of actions to improve its liquidity. Starting in June 2009, management expanded the initiatives to include a worldwide reduction in workforce, outsourcing of manufacturing operations and optimizing R&D spending with a focus on selected products. The Company's year-over-year selling, general and administrative and R&D operating expenses decreased significantly from 2010 to 2011 and 2012 and management believes the continuing efforts to stream-line operations will enable the Company's fixed cost base to be better aligned with operations, market demand and projected sales levels. If projected sales do not materialize, the Company will need to take further actions to reduce costs and expenses or explore other cost reduction options.

        In December 2009, the Company entered into a Sale Leaseback Agreement for the sale of its manufacturing, R&D, and administrative offices facility in Hangzhou, China to a third party for approximately $138.8 million and leaseback of a portion of the facility. As of May 31, 2010, the Company had received all of the sales proceeds and met all criteria for consummation of the sale of the Hangzhou facility. See Note 7 for additional information on the sale-leaseback transaction. On May 31, 2010, the Company and the buyer agreed that all conditions precedent to the closing had been met and the leaseback commenced on June 1, 2010. However, the Company decided to terminate the lease of the Hangzhou facility in June 2011 and notified the landlord on December 8, 2010, six months in advance, according to the termination clause in the Sale Leaseback Agreement. The termination agreement was signed between the landlord and the Company in June 2011 and both parties agreed to terminate the lease on June 30, 2011. The Company paid early termination penalties of approximately $9.8 million in total to the landlord in 2010 and 2011.

        On July 27, 2012, the Company announced strategic initiatives to divest its IPTV equipment business, which became a privately-held standalone company. On August 31, 2012, the Company successfully closed the divestiture of its IPTV business and paid a total consideration of approximately $30.0 million related to the net liabilities transferred and also purchased a convertible bond in the principal amount of $20.0 million issued by the privately-held standalone company. See "Note 3—Divestiture".

        Management believes that the continuing efforts to stream-line its operations will enable its fixed cost base to be better aligned with operations, market demand and projected sales level. Management believes both the Company's China and non-China operations will have sufficient liquidity to finance

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1—BASIS OF PRESENTATION AND LIQUIDITY (Continued)

working capital and capital expenditure needs in excess of 12 months. Furthermore, the Company has concentrated its business in Asia, particularly Taiwan and Japan. Any unforeseen prolonged economic and /or political risks in these markets could impact the Company's customers in making their respective investment decisions and could have a material impact on the foregoing assessment. There can be no assurance that additional financing, if required, will be available on terms satisfactory to the Company or at all, and if funds are raised in the future through issuance of preferred stock or debt, these securities could have rights, privileges or preference senior to those of the Company's ordinary share and newly issued debt could contain debt covenants that impose restrictions on the Company's operations. Further, any sale of newly issued debt or equity securities could result in additional dilution to the Company's current shareholders.

        On March 21, 2013, shareholders of the Company approved the consolidation for the authorized share capital of the company from the existing 750,000,000 Ordinary Shares of $0.00125 par value each into 250,000,000 Ordinary Shares of $0.00375 par value each. As a result, the one-for-three reverse split of the company's ordinary shares became effective on March 21, 2013 with trading of the post-reverse split-adjusted basis on the NASDAQ Global Select Market as of the opening of trading on Friday, March 22, 2013. All shares/per share related data in the presentation of these financial statements have been adjusted retroactively to reflect the one for three reverse share split.

        The Company has reclassified the presentation of certain account items on the Consolidated Statements of Operations and comprehensive income of prior periods to conform to the current presentation, and it will reclassify all comparable periods hereafter.

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

Cash and Cash Equivalents:

        Cash and cash equivalents consist of highly liquid instruments with original maturities of three months or less. Approximately 48%, $85.3 million of cash and cash equivalents were held by the Company's subsidiaries in the U.S. as of December 31, 2012. The remainder was held by the other UTStarcom entities throughout the world. As of December 31, 2012, approximately 27%, $49.3 million of the Company's cash and cash equivalents were held by its subsidiaries in China and China imposes currency exchange controls on transfers of funds outside of China. Cash and cash equivalents are invested in institutional money market funds, short-term bank deposits and similar short duration instruments with fixed maturities from overnight to three months.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Restricted Cash:

        As of December 31, 2012, the Company had short-term restricted cash of $13.8 million, and had long-term restricted cash of $5.8 million included in other long-term assets. As of December 31, 2011, the Company had short-term restricted cash of $12.9 million, and had long-term restricted cash of $5.7 million included in other long-term assets. These amounts primarily collateralize the Company's issuances of bond, standby and commercial letters of credit.

Investments:

        The Company's investments consist principally of bank notes, debt securities classified as available for sale and cost and equity method investments in privately held companies. The investments in equity securities of privately held companies in which the Company holds less than 20% voting interest and on which the Company does not have the ability to exercise significant influence are accounted for under ASC 325, "Investments—Other" using the cost method. Under the cost method, these investments are carried at the lower of cost or fair market value. The investments in equity securities of privately held companies in which the Company holds at least 20% but less than 50% voting interest and on which the Company has the ability to exercise significant influence are accounted for under ASC 323, "Investments—Equity Method and Joint Ventures" using the equity method. Investments in debt securities that are classified as available for sale are measured at fair value in the statement of financial position under ASC 320, "Investments—Debt and Equity Securities". Unrealized holding gains and losses for available-for-sale securities (including those classified as current assets) will be excluded from earnings and reported in other comprehensive income until realized except as indicated in the following paragraph.

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

        If the transactions entered into or materially modified on or after December 31, 2010 were subject to the previous accounting guidance, the change in total revenue, income from continuing operations, net income and related per share amounts, and deferred revenue for the period ended December 31, 2012 would not be material.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Consequently, the Company determined the remaining expected period of support as 2 years from the fourth quarter of 2009 and hence deferred revenue associated with PAS infrastructure was recognized ratably beginning in the fourth quarter of 2009 through the fourth quarter of 2011. In 2011, deferred revenue of $95.3 million was released to revenue associated with PAS infrastructure sales, realizing profit of approximated $33.1 million on a full year basis. As of December 31, 2011, the Company completed the amortization of deferred revenue associated with PAS infrastructure sales. The Company still had a remaining balance of deferred revenue associated with unfulfilled contractual obligations for its historical PAS infrastructure contracts as of December 31, 2011. Such amounts were deferred at its VSOE of fair value according to the terms of the contracts. Upon the phasing out of the PAS services as required by the MIIT announcement, the Company has been taking appropriate actions, such as communicating with its customers regarding the termination of such services, to legally release those obligations. Accordingly, approximately $8.1 million of the deferred revenue had been released in 2012 upon the completion of the appropriate legal actions. The remaining balance of $5.1 million was included as the part of the liabilities transferred to the buyer on the IPTV divestiture. However, due to the delay of assignment of customer contract, only $2.0 million of the deferred revenue had been transferred to the buyer of the IPTV business and the Company retained the remaining deferred revenue balance of $3.1 million which associated with PAS as of December 31, 2012.

        Revenue from fixed price contracts that include a requirement for significant software modification or customization is recognized using the completed contract method of accounting whereby no revenue is recognized prior to the completion of the project, because for contracts involving unique requirements the Company is unable to make reasonably dependable estimates of progress towards meeting contractual requirements. In the event estimated total project costs exceed estimated total project revenues, the entire estimated loss is charged to operations in the period in which the loss becomes probable and can be reasonably estimated. The complexity of the estimation process and judgments about internal and external factors including labor utilization, changes to specifications and testing requirements, time required for performance and resulting incurrence of contract penalties, and the performance of subcontractors affect the estimation process.

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

        The Company has sales agreements with certain wireless customers that provide for a rebate of the selling price to such customers if the particular product is subsequently sold at a lower price to such customers or to a different customer. The rebate period extends for a relatively short period of time. Historically, the amounts of such rebates paid to customers have not been material. The Company estimates the amount of the rebate based upon the terms of each individual arrangement, historical experience and future expectations of price reductions and then records its estimate of the rebate amount at the time of the sale. The Company also enters into sales incentive programs, such as co-marketing arrangements, with certain wireless and handset customers. The Company records the incurred incentive

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

as a reduction of revenue when the sales revenue is recognized. In the fourth quarter of 2009, the Company substantially completed the wind-down of its handset business therefore such arrangements were not significant in 2010, 2011 and 2012.

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

        On August 31, 2012, the Company completed the divestiture of its IPTV business. UTStarcom divested the IPTV business, transferring all assets, liabilities and managerial duties to the buyer. However, due to the delay of customer contract assignments, the Company is still the primary obligor for most of the contracts as they were not legally assigned to the buyer. Therefore, the Company was not able to derecognize the customer advances and deferred revenue related to those un-assigned contracts. Since all of the economic risks and benefits of the un-assigned contracts had been transferred to the buyer of the IPTV business, the Company had recorded a portion of the payment ($22.7 million) made to the buyer at the time of the divestiture as deferred service costs to offset the remaining liabilities (deferred revenue and customer advances) related to those un-assigned contracts. Although the deferred costs and related deferred revenue and customer advances have not been transferred to the buyer at the time of sale, those costs, and this $22.7 million, have been included in the calculation of the loss on divestiture discussed above. As of December 31, 2012, the Company had liabilities and deferred costs of $47.3 million related to those un-assigned contracts. The Company will continue to recognize revenue for those unassigned contracts when they meet the revenue recognition criteria as mentioned above. At the same time, the Company will recognize an equal amount of the deferred costs associated with those contracts. Therefore, there will be no gross margin impact from the future revenue recognition of these unassigned contracts. During the post divestiture period in 2012, the Company recorded $2.2 million in revenues and related costs in the statements of operations relating to these unassigned contracts. See "Note 3—Divestiture".

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Because of the nature of doing business in China and other emerging markets, the Company's billings and/or customer payments may not correlate with the contractual payment terms and the Company generally does not enforce contractual payment terms prior to final acceptance. Accordingly, accounts receivable are not recorded until the Company recognizes the related customer revenue. Advances from customers are recognized when the Company has collected cash from the customer, prior to recognizing revenue. Deferred revenue is recorded if there are undelivered elements after final acceptance has been obtained. The Company had current deferred revenue of $41.5 million and $65.0 million, and long-term deferred revenue of $59.5 million and $83.2 million at December 31, 2012 and 2011, respectively. Costs related to deferred revenue are also deferred until revenue is recognized. See "Deferred Costs" below.

Product Warranty:

        The Company provides a warranty on its equipment and terminal sales for a period generally ranging from one to two years from the time of final acceptance. At times, the Company has entered into arrangements to provide limited warranty services for periods longer than two years. The Company provides for the expected cost of product warranties at the time that revenue is recognized based on an assessment of past warranty experience and when specific circumstances dictate. The Company assesses the adequacy of its recorded warranty liability every quarter and makes adjustments to the liabilities if necessary. Specific warranty accruals are reversed upon the expiration of the warranty period and are recorded as reduction of cost of sales. The reversal amount was not material in 2012. From time to time, the Company may be subject to additional costs related to non-standard warranty claims from its customers. If and when this occurs, the Company estimates additional accruals based on historical experience, communication with its customers and various assumptions that the Company believes to be reasonable under the circumstances. Such additional warranty accruals are recorded in the period in which the additional costs are identified.

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

Deferred costs:

        Deferred costs consist of product shipped to the customer for which the rights and obligations of ownership have passed to the customer but revenue has not yet been recognized due to prolonged acceptance periods for tests and the existence of undelivered elements, such as post-contract support including software update rights for which the Company does not have a vendor specific objective evidence of fair value. All deferred costs are stated at cost. Management periodically assesses the recoverability of deferred costs and provides reserves against deferred cost balances when recovery of deferred costs is not probable. Recoverability is evaluated based on various factors including the length of time the product has been held at the customer site, the viability of payment, including assessment of product demand if a revenue sharing arrangement exists and/or the evaluation if a related transaction will result in a gross margin loss. In a loss situation for a transaction, the deferred cost balance is adjusted for impairment equal to the value of the excess of cost over the amount of revenue that will be eventually recognized for the transaction. Revenue and cost of sales are recorded when final acceptance is received from the customer. With greater concentration of product at customer sites under contract with specific or individual customers, the financial conditions of such specific or individual customers may result in increased concentration risk exposure for the Company's inventory. For any post contract support services where the revenue is deferred, due to lack of VSOE for post contract support, the entire related deferred direct costs are classified as a noncurrent asset, consistent with the definition of a current asset.

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

        The Company did not capitalize any software development costs during year 2012 and 2011. During 2010, the Company capitalized immaterial software development costs. Amortization of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

capitalized software development costs was $0.1 million in 2010. Direct costs of software developed for internal use are expensed during the preliminary project stage and capitalized during the application development stage.

Property, Plant and Equipment:

        Property, plant and equipment are recorded at cost and are stated net of accumulated depreciation. Depreciation is provided for on a straight-line basis over the estimated useful lives of the related assets. Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful life or the term of the lease. When assets are disposed of, the cost and related accumulated depreciation are removed from the accounts and the resulting gains or losses are included in results of operations. The Company capitalizes interest incurred related to construction of property, plant or equipment until it is ready for use. No capitalized interest was recorded during the years ended December 31, 2012, 2011, and 2010.

        The Company generally depreciates its assets over the following periods:

Years
Furniture, test or manufacturing equipment	5
Computers and software	2 - 3
Buildings	20
Automobiles	5
Leasehold improvements	Lesser of the term of the lease or the estimated useful lives of the assets

        Depreciation expense was $4.4 million, $1.8 million, and $5.6 million for the years ended December 31, 2012, 2011, and 2010, respectively. It also included a $0.9 million accelerated amortization of Beijing Office leasehold improvement due to early termination in 2012.

Goodwill and Intangible Assets:

        Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. Goodwill is not amortized and is tested annually for impairment during the fourth quarter of the fiscal year and between annual tests if an event occurs or circumstances change in accordance with ASC 350 that would more likely than not reduce the fair value below its carrying amount. Impairment testing of goodwill is performed at a reporting unit level. In 2012, the Company adopted the Financial Accounting Standards Board ("FASB") revised guidance on "Testing of Goodwill for Impairment." Under this guidance, the Company has the option to choose whether it will apply the qualitative assessment first and then the quantitative assessment, if necessary, or to apply the quantitative assessment directly. For reporting units applying a qualitative assessment first, the Company starts the goodwill impairment test by assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Company determines that it is more likely than not the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of goodwill with its carrying value. For reporting units directly applying a

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

quantitative assessment, the Company performs the goodwill impairment test by quantitatively comparing the fair values of those reporting units to their carrying amounts.

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

        For the years ended December 31, 2012, 2011 and 2010, the amortization and impairment charges were totaled approximately $0.3 million, $0.8 million and $0.2 million, respectively. The Company's consolidated balance sheets had $Nil of goodwill and $Nil of intangible assets as of December 31, 2012, and $13.8 million of goodwill and $3.6 million of intangible assets as of December 31, 2011. See "Note 6—Cash, Cash Equivalents and Investments" and "Note 8—Goodwill and Purchased Intangible Assets."

Other than Temporary Impairment on Investment:

        The Company reviews its investments for an other-than-temporary impairment whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. Investments identified as having an indication of impairment are subject to further analysis to determine if the impairment is other-than-temporary and this analysis requires estimating the fair value of the investment. In making this determination, the Company reviews several factors to determine whether the losses are other-than-temporary, including but not limited to: (i) the length of time the investment was in an unrealized loss position, (ii) the extent to which fair value was less than cost, (iii) the financial condition and near term prospects of the issuer, and (iv) the Company's intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value. The determination of fair value of the investment involves considering factors such as current economic and market conditions, the operating performance of the companies including current earnings trends and forecasted cash flows, and other company and industry specific information.

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

Advertising Costs:

        The Company expenses all advertising costs as incurred. Payment to customers for marketing development costs are accounted for as a reduction of the revenue associated with customers as incurred. For the years ended December 31, 2012, 2011, and 2010, advertising costs totaled $0.2 million, $0.5 million, and $0.7 million, respectively.

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

Third Party Commissions:

        The Company records accruals for commissions payable to third parties in the normal course of business. Such commissions are recorded based on the terms of the contracts between the Company and the third parties and paid pursuant to such contracts. Consistent with the Company's accounting policies, these commissions are recorded as cost of net sales in the period in which the liability is incurred. Management has performed, and continues to perform, follow-up procedures with respect to these accrued commissions. Upon completion of such follow-up procedures, if the accrued commissions have not been claimed and the statute of limitations, if any, has expired, the Company reverses such accruals. Such reversals are recorded in the Statement of Operations during the period management determines that the accruals are no longer necessary. The Company concluded that for certain of these accrued commissions the statute of limitations had expired in August and November 2010, two years after formal communication was sent to these agents. During the year ended December 31, 2010, approximately $6.0 million was released to cost of net sales as a result of the expiration of statute of limitations. During the year ended December 31, 2011, the Company did not release any accruals to cost of net sales as a result of the expiration of statute of limitations. During the year ended December 31, 2012, approximately $0.5 million was released to cost of net sales as a result of the expiration of statute of limitations.

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

Accumulated Other Comprehensive Income:

        Comprehensive income includes all changes in equity (net assets) during a period from non-owner sources. Other comprehensive income or loss for 2012, 2011, and 2010 is shown in the consolidated statement of operations and comprehensive income. As of December 31 of each of the two years indicated below, the components of accumulated other comprehensive income reported in the consolidated balance sheets were as follows:

	December 31,
	2012	2011
	(in thousands)
Foreign currency translation, net of tax	$79,621	$82,893

Accumulated other comprehensive income	$79,621	$82,893

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

        The Company may use derivative financial instruments to manage its exposures to foreign currency exchange rate changes. The objectives for holding derivatives include reducing, eliminating, and efficiently managing the economic impact of these exposures as effectively as possible. Derivative instruments are recognized as either assets or liabilities on the consolidated balance sheets. The Company measures those instruments at fair value and recognizes changes in the fair value of derivatives in earnings in the period of change unless the derivative qualifies as an effective hedge that offsets certain exposures. Such contracts are designated at inception to the related foreign currency exposures being hedged. The Company has not hedged any such transactions in 2012, 2011, and 2010.

Foreign Currency Translation:

        The Company's operations are conducted through international subsidiaries where the local currency is the functional currency and the financial statements of those subsidiaries are translated from their respective functional currencies into U.S. Dollars. All foreign currency assets and liabilities are translated at the period-end exchange rate and all revenues and expenses are translated at the average exchange rate for the period. The effects of translating the financial statements of foreign subsidiaries into U.S. Dollars are reported as a cumulative translation adjustment, a separate component of comprehensive income in stockholders' equity. The foreign currency translation gain/loss related to the remeasurement of transactions denominated in other than the functional currency is included in other income, net on the Company's consolidated statements of operations. In connection with this remeasurement process, the Company recorded losses of $4.7 million and $8.9 million in 2012 and 2011, respectively, and a gain of $8.0 million in 2010.

Earnings per Share:

        Basic earnings per share, or EPS, is computed by dividing net income (loss) available to holders of ordinary shares or common stockholders, by the weighted average number of the Company's ordinary shares outstanding, as applicable, during the period, which excludes unvested restricted stock. Diluted EPS presents the amount of net income (loss) available to each ordinary share, outstanding during the period plus each ordinary share that would have been outstanding assuming the Company had issued ordinary shares, for all dilutive potential ordinary shares outstanding during the period. The Company's potentially dilutive ordinary shares include outstanding stock options, unvested restricted stock and restricted stock units. For the year ended December 31, 2012, no potential ordinary shares were dilutive because of the net loss incurred in this year, therefore basic and dilutive EPS are the same. For the year ended December 31, 2011, 719,603 ordinary shares were dilutive. For the year ended December 31, 2010, no potential ordinary shares were dilutive because of the net loss incurred in that

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

year, therefore basic and dilutive EPS were the same. The following table summarizes the total potential ordinary shares that were excluded from the diluted per share calculation, because to include them would have been anti-dilutive for the period.

	Years ended December 31,
	2012	2011	2010
	(in thousands)
Anti-dilutive stock options and awards/units outstanding(2)	2,002	—	2,634

Total(1)	2,002	—	2,634

        The following table shows the calculation of dilutive shares used in calculation diluted earnings per share:

	Years ended December 31,
	2012	2011	2010
	(in thousands)
Shares used in computation of basic earnings per share(2)	48,513	51,491	45,686
Total dilutive effect of outstanding stock awards(1)	—	150	—

Shares used in computation of diluted earnings per share(2)	48,513	51,641	45,686

(1)
Calculated using the treasury stock method, which assumes proceeds are used to reduce the dilutive effect of outstanding stock awards. Assumed proceeds include the unrecognized deferred compensation of share awards, and assumed tax proceeds from excess stock-based compensation deductions.

(2)
Authorized share capital of the company was amended by the consolidation of the existing 750,000,000 Ordinary Shares of US$0.00125 par value each into 250,000,000 Ordinary Shares of US$0.00375 par value each effective from March 21, 2013. The shares used in computation of basic earnings per share and diluted earnings per share for 2012, 2011 and 2010 have been adjusted retroactively to reflect the one for three reverse share split.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements:

        In May 2011, the FASB issued amended standards to achieve a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between U.S. GAAP and International Financial Reporting Standards. For assets and liabilities categorized as Level 3 and recognized at fair value, these amended standards require disclosure of quantitative information about unobservable inputs, a description of the valuation processes used by the entity, and a qualitative discussion about the sensitivity of the measurements. In addition, these amended standards require that the Company discloses the level in the fair value hierarchy for financial instruments disclosed at fair value but not recorded at fair value. The Company adopted these standards in fiscal year 2012. The adoption of these amended standards did not significantly impact the Company's consolidated financial statements.

        In June 2011, the FASB issued amended standards to increase the prominence of items reported in other comprehensive income. These amendments eliminate the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity and require that all changes in stockholders' equity—except investments by, and distributions to, owners—be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In addition, these amendments require that the Company presents on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. Further, the requirement for presentation of reclassifications from other comprehensive income to net income on a line item basis contained in the new accounting standards update is presently subject to deferral by the FASB pending further evaluation. The Company adopted these standards in fiscal year 2012 and has chosen to present, a continuous statement of operation and comprehensive income.

        In September 2011, the FASB issued amended standards to simplify how entities test goodwill for impairment. These amended standards permit an assessment of qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit in which goodwill resides is less than its carrying value. For reporting units in which this assessment concludes it is more likely than not that the fair value is more than its carrying value, these amended standards eliminate the requirement to perform further goodwill impairment testing as outlined in the previously issued standards. The Company adopted these standards in fiscal year 2012. The adoption of these amended standards did not significantly impact the Company's consolidated financial statements.

        In October 2012, the FASB issued ASU No. 2012-04, "Technical Corrections and Improvements" which clarifies the Codification or corrects unintended application of guidance and includes amendments identifying when the use of fair value should be linked to the definition of fair value in Topic 820, Fair Value Measurement. Amendments to the Codification without transition guidance are effective upon issuance effective for fiscal periods beginning after December 15, 2012. The Company is currently evaluating the effect of the adoption of this pronouncement on its financial condition, results of operations and cash flows.

        In January 2013, the FASB issued ASU 2013-01, "Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities". The ASU clarifies that ordinary trade receivables and receivables are not in the scope of ASU 2011-11, "Disclosures about Offsetting Assets and Liabilities". ASU 2011-11 applies only to derivatives, repurchase agreements and reverse purchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with specific criteria

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

contained in the Codification or subject to a master netting arrangement or similar agreement. The ASU if effective for fiscal years beginning on or after January 1, 2013, and interim periods within those annual periods and requires retrospective application for all comparative periods presented. The Company doesn't expect the adoption of this standard to have a material effect on the Company's financial condition, results of operations and cash flows.

        In February 2013, the FASB issued ASU 2013-02, which adds new disclosure requirements for items reclassified out of accumulated other comprehensive income ("AOCI"). The ASU is intended to help entities improve the transparency of changes in other comprehensive income (OCI) and items reclassified out of AOCI in their financial statements. It does not amend any existing requirements for reporting net income or OCI in the financial statements. New disclosure requirements are effective for fiscal periods beginning after December 15, 2012 and should be applied prospectively. As the new ASU impacts presentation requirements only, the Company doesn't expect the adoption of this standard to have a material effect on the Company's financial condition, results of operations and cash flows.

        In February 2013, the FASB issued ASU 2013-04, "Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date". This update provides guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this update is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. GAAP. The guidance requires an entity to measure those obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance in this update also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. This update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. For nonpublic entities, the amendments are effective for fiscal years ending after December 15, 2014, and interim periods and annual periods thereafter. This update should be applied retrospectively to all prior periods presented for those obligations resulting from joint and several liability arrangements within the Update's scope that exist at the beginning of an entity's fiscal year of adoption. An entity may elect to use hindsight for the comparative periods (if it changed its accounting as a result of adopting the amendments in this Update) and should disclose that fact. Early adoption is permitted.

        In March 2013, the FASB issued ASU 2013-05, "Parent's Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity". This update provides that when a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to apply the guidance in Subtopic 830-30 to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. For an equity method investment that is a foreign entity, a pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of such an equity method investment. However, this treatment does not apply to an equity method investment that is not a foreign entity. In those instances, the cumulative translation adjustment is released into net income only if the partial sale represents a complete or substantially complete liquidation of the foreign entity that contains the equity method investment. Additionally, the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

amendments in this update clarify that the sale of an investment in a foreign entity includes both (1) events that result in the loss of a controlling financial interest in a foreign entity (that is, irrespective of any retained investment) and (2) events that result in an acquirer obtaining control of an acquire in which it held an equity interest immediately before the acquisition date (sometimes also referred to as a step acquisition). Accordingly, the cumulative translation adjustment should be released into net income upon the occurrence of those events. This update is effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. Early adoption is permitted.

NOTE 3—DIVESTITURES

        During the year ended 2010, the Company completed its divestitures of China Packet Data Services Node ("PDSN") Assets, EMEA operations, IP Messaging and US PDSN Assets, and the Remote Access Server Product Line. During the year ended 2012, the Company completed its divestiture of the IPTV equipment business.

China PDSN Assets

        In the third quarter of 2010, the Company completed a sale of its China PDSN assets. The divested assets were part of the Multimedia Communications segment. After the close of the transactions, the Company remained the primary obligor for certain sales contracts that were in place prior to the close of the transaction. The Company allocated proceeds to each component of the sales agreement based on relative fair values and recorded a gain of $1.6 million upon closing of the transaction in September 2010. The Company determined that the sale of this product line did not meet the criteria for presentation as a discontinued operation because of the Company's continuing involvement. In the third quarter of 2011, the Company entered into a three-party assignment agreement to transfer and release substantially all of the remaining obligations in connection with the sale of China PDSN assets. The Company recognized a gain on divestiture of approximately $4.3 million in year 2011. The Company reassessed and concluded that the three-party assignment agreement was executed beyond the one year reassessment period after its completion of disposal, and there was no triggering event requiring an extension of the reassessment period beyond one year. Therefore, presentation of discontinued operations is not required. In 2012, the Company recognized a gain of $0.8 million as it successfully assigned all the remaining obligations associated with the China PDSN assets and released the related deferred gain at December 31, 2012, the Company had no remaining China PDSN deferred gain.

EMEA Operations

        In September 2010, the Company entered into an agreement to transfer its EMEA, or Europe, Middle East and Africa, operations for no consideration. In 2010, the Company recognized expenses of approximately $0.9 million as a divestiture loss for its obligations primarily arising out of local statutory requirements such as severance fund for transferred employees and other miscellaneous operational costs. The Company had paid approximately $0.7 million to the buyer in 2010 and $1.0 million remains in the accrual balance.

        On May 20, 2011, the Company received a Summary Summons from the High Court of Ireland filed by the buyer, which alleged that the Company owed the buyer certain amounts under the original transfer agreement. On Sep 17 2012, the High Court of Ireland accepted the Notice of Discontinuance

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3—DIVESTITURES (Continued)

submitted by the buyer and with the payment of approximately $0.6 million paid by the Company to the buyer, which was recorded as offset to the remaining $1.0 million accrued balance and resulted in an additional gain on the divestiture in 2012, the matter was officially closed. The Company determined that the sale of its EMEA operations did not meet the criteria for presentation as a discontinued operation because EMEA did not meet the definition of a component of an entity and the Company has continued involvement with its EMEA operations.

IP Messaging and US PDSN Assets

        In June 2010, the Company completed a sale of its IP Messaging and US PDSN Assets as part of its strategy to focus on core IP-based product offerings. The divested assets were located in North America, Caribbean, and Latin America regions and were part of the Multimedia Communications segment. Consideration for the approximately $1.7 million of net liabilities transferred included approximately $0.4 million cash proceeds plus potential additional contingent consideration of up to $1.6 million based on future cash collection of transferred receivables. A gain of $2.1 million, net of taxes, was recognized in June 2010 as a reduction to operating expenses. In the third and fourth quarter of 2010, the Company received $0.9 million of contingent consideration and recognized an additional gain on the divestiture. In the first and fourth quarters of 2011, the Company received $0.2 million of contingent consideration which it recognized as additional gain on the divestiture, in the second quarter of 2012, the Company received $0.1 million of contingent consideration which it recognized as additional gain on the divestiture. The Company determined that the sale of these product lines did not meet the criteria for presentation as a discontinued operation as these product lines did not meet the definition of a component of an entity.

Sale of Remote Access Server product line

        In January 2010, the Company completed a sale of certain assets and liabilities related to its Remote Access Server, or RAS, product line and received total consideration of approximately $1.5 million. The primary RAS product was the Total Control 1000 Transaction Gateway, which offers the market a proven processing platform for carrier-class transaction network service providers and enterprises for dial-up connectivity. In the first quarter of 2010, the Company transferred net liabilities of approximately $0.3 million in connection with this transaction and recorded a net gain of $1.8 million as a reduction of operating expenses. The Company did not have any activity associated with this divestiture in 2011 and 2012. The Company determined that the divestiture of the RAS product line did not meet the criteria for presentation as a discontinued operation as the RAS product line did not meet the definition of component of an entity.

IPTV operations

        On August 31, 2012, the Company completed a sale of its IPTV business to an entity founded by a former employee, who was our former CEO, and paid a total consideration of approximately $30.0 million related to the net liabilities transferred. In connection with the transaction, the Company transferred approximately $41.4 million in current assets, $1.2 million in property, plant and equipment and other long term assets and $74.1 million in liabilities, and as a result, the Company recorded a net loss of $17.5 million during 2012 related to the transaction, which primarily consists of the $1.5 million gain on the net release of liabilities, offset by $13.4 million of severance-related amounts either paid to the buyer or accrued for payments to terminated IPTV employees, write-off of $3.8 million of prepaid VAT no longer recoverable due to the disposition, and $1.7 million of transaction costs. As of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3—DIVESTITURES (Continued)

December 31, 2012, the remaining unpaid balance related to the divestiture was approximately $0.6 million, which was paid in April of 2013. Due to the delay of customer contract assignments, the Company is still the primary obligor for most of the contracts as they were not legally assigned to the buyer. Therefore, the Company was not able to derecognize the related liabilities of those un-assigned contracts. Since all of the economic risks and benefits of the un-assigned contracts had been transferred to the buyer of the IPTV business, the company has recorded a portion of the payment ($22.7 million) made to the buyer at the time of the divestiture as the deferred service cost to offset the remaining liabilities (deferred revenue and customer advances) related to those un-assigned contracts. Although the deferred costs and related deferred revenue and customer advances have not been transferred to the buyer at the time of sale, those costs, and this $22.7 million, have been included in the calculation of the loss on divestiture discussed above. As of December 31, 2012, the Company had liabilities and deferred costs of $47.3 million related to those un-assigned contracts. The Company will continue to recognize revenue for those unassigned contracts when they meet the revenue recognition criteria. As the same time, the Company will recognize an equal amount of deferred costs associated with those contracts. Therefore, there will be no gross margin impact from the future revenue recognition of these unassigned contracts. During the post divestiture period in 2012, the Company recorded $2.2 million in revenues and related costs in the statements of operations relating to these unassigned contracts. Moreover, on August 31, 2012, UTStarcom Hong Kong Holdings Ltd., previously a subsidiary prior to its disposal to the buyer as part of the sale of the IPTV business, issued a convertible bond (the "Convertible Bond") to UTStarcom Hong Kong Ltd., a subsidiary of the Company, in the principal amount of $20.0 million, which said principal amount was paid by the Company in cash. According to the terms of the Convertible Bond, the Convertible Bond bears interest at 6.5% per annum and will be mature on August 31, 2017 (the Maturity Date). On or prior to the Maturity Date, upon UTStarcom Hong Kong Holdings Ltd achieving breakeven on its statement of operations(the "P&L run-rate breakeven"), $5.0 million of principal of the Convertible Bond will be converted into 8% of the outstanding shares of UTStarcom Hong Kong Holding Ltd. At the Maturity Date, the Company may convert the outstanding principle amount of the Convertible Bond and all accrued and unpaid interest into fully paid and nonassessable ordinary shares of UTStarcom Hong Kong Holding Ltd. equal to 25% (if 8% of shares specified above have been issued) or 33% of the outstanding shares of UTStarcom Hong Kong Holding Ltd or may elect repayment in cash. During the years ended December 31, 2012, 2011 and 2010, the IPTV business accounted for $29.5 million, $141.4 million and $152.6 million, respectively of the Company's revenues. The Company determined that the divestiture of IPTV business did not meet the criteria for presentation as a discontinued operation due to the significant continuing involvement of the Company in the IPTV operations. The Convertible Bond has been classified as available-for-sale securities subject to fair value accounting. See Note 6—Cash, Cash Equivalents and Investments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4—COMPREHENSIVE INCOME/LOSS

        Total comprehensive income (loss) for the years ended December 31, 2012, 2011 and 2010 consisted of the following:

	Years ended December 31,
	2012	2011	2010
	(in thousands)
Net income (loss)	$(35,579)	$11,777	$(65,290)
Other Comprehensive income (loss)
Foreign currency translation	(3,272)	13,470	(1,425)

Total Comprehensive income (loss)	(38,851)	25,247	(66,715)

Comprehensive loss attributable to noncontrolling interests(1)	1,194	1,610	161

Comprehensive income (loss) attributable to UTStarcom Holdings Corp	$(37,657)	$26,857	$(66,554)

(1)
Comprehensive loss attributable to noncontrolling interests consisted solely of net loss.

        The changes in noncontrolling interests during the years ended December 31, 2012, 2011 and 2010 were as follows:

	Years ended December 31,
	2012	2011	2010
	(in thousands)
Balance at beginning of period	$6,401	$8,011	$792
Comprehensive loss attributable to noncontrolling interests	(1,194)	(1,610)	(161)
Noncontrolling interests arising from an acquisition	—	—	7,380
Noncontrolling interests reducing from deconsolidation	(4,393)	—	—

Balance at end of period	$814	$6,401	$8,011

NOTE 5—BALANCE SHEET DETAILS

        The following tables provide details of selected balance sheet items:

	December 31, 2012	December 31, 2011
	(in thousands)
Inventories:
Raw materials	$3,833	$9,334
Work in process	2,574	1,721
Finished goods(1)	19,621	23,207

Total Inventory	$26,028	$34,262

(1)
Includes finished goods at customer sites of approximately $14.4 million and $13.2 million at December 31, 2012 and 2011, respectively, for which the customer has taken possession, but based on specific contractual terms, title has not yet passed to the customer.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 5—BALANCE SHEET DETAILS (Continued)

        Inventory of approximately $0.1 million and $0.4 million held by the Company's manufacturing outsource partner are recorded in "Prepaids and other current assets" in the consolidated balance sheet as of December 31, 2012 and December 31, 2011, respectively. The Company recorded a $14.6 million inventory write-down in 2010 for MSAN and MSTP for two international customer contracts due to the reduction in product demands.

	December 31, 2012	December 31, 2011
	(in thousands)
Prepaids and other current assets
Notes Receivable	$—	$48
Prepaid-Tax	8,517	14,762
Advance to Suppliers	3,064	1,494
Deferred Taxes—Current	3,493	1,499
Other Receivable(1)	9,890	6,251
Prepaid others	2,190	5,188

Total Prepaids and other current assets	$27,154	$29,242

(1)
The other receivable balance as of December 31, 2012 included a loan of approximately $4.0 million made in the fourth quarter of 2012 to ESA Cultural Investment (Hong Kong) limited, a movie investment company with its operations located in Beijing. The Company signed the agreement to lend a total amount of $5.6 million in the fourth quarter of 2012. The loan bears interest at 20% per annum and will be mature on December 31, 2013. The Company paid the remaining part of the loan to ESA Cultural Investment (Hong Kong) limited in the first quarter of 2013.

	December 31, 2012	December 31, 2011
	(in thousands)
Property, plant and equipment, net:
Buildings	$—	$253
Leasehold improvements	9,992	20,475
Automobiles	2,055	3,965
Software	28,542	29,542
Equipment and Furniture	69,523	110,048
Others	804	342

Total	110,916	164,625

Less: accumulated depreciation and impairment	(102,050)	(152,426)

Total Property, plant and equipment, net	$8,866	$12,199

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 5—BALANCE SHEET DETAILS (Continued)

        During 2012, in connection with the IPTV divestiture (See Note 3—Divestiture) and the deconsolidation of iTV (See Note 6—Cash, Cash equivalents and Investments), the Company derecognized property, plant and equipment of $9.1 million with accumulated depreciation of $8.2 million and $2.0 million with accumulated depreciation of $0.6 million, respectively. Additionally, the Company wrote off $45.3 million with accumulated depreciation of $45.2 million and $19.9 million with accumulated depreciation of $19.8 million of fully depreciated property, plant and equipment in the years 2012 and 2011, respectively. It also included a $0.9 million accelerated amortization of Beijing Office leasehold improvement due to early termination in 2012.

	December 31, 2012	December 31, 2011
	(in thousands)
Other current liabilities:
Accrued contract costs	$4,325	$9,876
Accrued payroll and compensation	7,341	13,407
Warranty costs	1,329	4,660
Accrued professional fees	2,103	4,531
Accrued other taxes	4,219	5,035
Restructuring costs	—	1,692
Other	6,883	11,117

Total other current liabilities	$26,200	$50,318

	December 31, 2012	December 31, 2011
	(in thousands)
Other long-term liabilities
Non Current Income Tax Payable	$16,128	$17,476
Non Current Deferred Tax Liability	133	960
Non Current Deferred Rent	878	942
Others	3,798	3,509

Total other long-term liabilities	$20,937	$22,887

NOTE 6—CASH, CASH EQUIVALENTS AND INVESTMENTS

        Cash and cash equivalents, consisting primarily of bank deposits and money market funds, are recorded at cost which approximates fair value because of the short-term nature of these instruments. There was no available-for-sale securities included in cash and cash equivalents at December 31, 2012 or December 31, 2011.

        Short-term investments consist of bank notes of $0.3 million and $2.4 million at December 31, 2012 and December 31, 2011, respectively. The Company accepts bank notes receivable with maturity dates of between three and six months from its customers in China in the normal course of business. The Company may discount these bank notes with banking institutions in China. No bank notes were sold during the years ended December 31, 2012, 2011 and 2010.

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

        There were no available-for-sale securities subject to fair value accounting at December 31, 2011. All long-term investments at December 31, 2011 were in privately-held companies and were accounted for under the cost or equity method. As at December 31, 2012, the Company had investments in convertible bonds and redeemable preferred stock which were classified as available-for-sale securities and are subject to fair value accounting. Investments in debt securities classified as available for sale will be measured subsequently at fair value in the statement of financial position. An impairment charge will be recognized by the Company when a decline in the fair value below the cost basis is judged to be other-than-temporary.

        The following table shows the break-down of the Company's total long-term investments as of December 31, 2012 and December 31, 2011:

	Accounting Method	December 31, 2012	December 31, 2011
		(in thousands)
Cortina	Cost Method	$3,348	$3,348
GCT SemiConductor, Inc.	Cost Method	811	3,000
Xalted Networks	Cost Method	279	1,133
SBI	Cost Method	2,306	1,945
iTV Media Inc.	Cost Method	14,894	—

Investment using Cost Method Total		21,638	9,426

ACELAND	Equity Method	2,109	2,109
Beijing Bodashutong Technology	Equity Method	577	572
Shareholder Loan to ACELAND	Equity Method	7,119	7,119

Investment using Equity Method Total		9,805	9,800

iTV Media Inc.	Available for sale	3,000	—
AioTV	Available for sale	8,000	—
UTStarcom Hong Kong Holdings Ltd	Available for sale	20,000	—

Investments Classified as available-for-sale Total		31,000	—

Total Investment		$62,443	$19,226

Cortina

        In September 2004, the Company invested $2.0 million in Series A preferred stock of ImmenStar, Inc., or ImmenStar. ImmenStar was a development stage company that designed a chip that was used in the Company's product. This investment was accounted for under the cost method. In February 2007, ImmenStar was acquired by Cortina Systems, Inc., or Cortina. In exchange for the Company's investment in ImmenStar, the Company received 3.6 million shares of Series D Preferred Convertible Stock of Cortina at $0.837 per share, $1.8 million cash in March 2007 and received an additional 0.4 million shares of Series D Preferred Convertible Stock at $0.837 per share and $0.2 million cash from escrow during 2008. The Company owns an approximately 1% interest of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6—CASH, CASH EQUIVALENTS AND INVESTMENTS (Continued)

Cortina at both December 31, 2012 and 2011 and accounts for the investment in Cortina using the cost method.

GCT Semiconductor

        In October 2004, the Company invested $3.0 million in Series D preferred convertible stock of GCT Semiconductor, Inc., or GCT. This investment represents approximately a 2% interest in GCT Semiconductor, Inc., which designs, develops and markets integrated circuit products for the wireless communications industry. This investment is accounted for under the cost method. In the fourth quarter of 2012, the Company reassessed the fair value of its investment in GCT (level 2 within the fair value hierarchy) based on reviewing GCT's operational performance, cash position, financing needs and the stock price of latest private equity financing obtained by GCT, and as a result recorded a $2.2 million impairment charge in impairment of long-lived assets and long term investments, net due to an other-than-temporary decline in the fair value of GCT.

Xalted Networks, or Xalted

        In May 2005 and August 2005, the Company invested $2.0 million and $1.0 million, respectively, in Xalted. In March 2006, the Company invested an additional $0.3 million in Xalted. Xalted is a development stage company providing telecommunication operator customers with a comprehensive set of network systems, software solutions and service offerings. The Company had less than a 10% ownership interest at December 31, 2012 and 2011, on a fully diluted basis, in Xalted and accounts for the investment using the cost method. During the third quarter of 2009, management re-evaluated the carrying value of this investment, including reviewing Xalted's cash position, recent financing activities, financing needs, earnings/revenue outlook, operational performance, and competition. Based on this review, the Company determined that the decline in Xalted's fair value was other-than-temporary and recorded a $1.7 million impairment charge for this investment in other income, net in the third quarter of 2009. In the second quarter of 2011, Xalted completed a share exchange agreement with Kranem Corporation, or Kranem, a public company listed in Over the Counter Bulletin Board. This transaction was recorded as a reverse recapitalization. As a result of this transaction, Xalted became a holding company which did not have any operations other than owning 35% of the issued and outstanding shares of Kranem. In the fourth quarter of 2011, the Company reassessed the fair value of its investment in Xalted (level 2 within the fair value hierarchy) based on the share price of Kranem, and as a result recorded a $0.5 million impairment charge in other income (expense), net due to an other-than-temporary decline in the fair value of Xalted. In the third quarter of 2012, the Company reassessed the fair value of its investment in Xalted (level 2 within the fair value hierarchy) based on the share price of Kranem, and as a result recorded a $0.8 million impairment charge in impairment of long-lived assets and long term investments, net due to an other-than-temporary decline in the fair value of Xalted.

SBI NEO Technology A Investment LPS, or SBI

        In 2008, the Company invested $0.5 million into SBI in exchange for approximately 2% of the Partnership interest. The Partnership's investment objective is to invest in unlisted or listed companies in Japan and overseas that are engaged in high growth businesses, including businesses focused on information technology and the environment. In the fourth quarter of 2012, the first quarter of 2011 and 2010, the Company contributed an additional $0.6 million, $0.7 million and $0.7 million into SBI, respectively, and maintained a partnership interest of approximately 2% as of December 31, 2012. The Company has concluded that it does not have a controlling interest in SBI as it does not have the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6—CASH, CASH EQUIVALENTS AND INVESTMENTS (Continued)

power to direct the activities of SBI that most significantly impact the entity's economic performance nor does it have significant influence over SBI. Affiliates of a related party have a controlling interest in SBI. See "Note 20—Related Party Transactions." The Company accounts for the investment in SBI using the cost method.

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

        The Company owned an approximately 35% interest in ACELAND at December 31, 2012 and continues to account for the investment in ACELAND using the equity method. ACELAND did not incur any significant income or losses in 2012 and 2011 as it is a holding company and accounts for its sole investment on the cost basis.

Beijing Bodashutong Technology Development Co. Ltd.

        In December 2011, the Company invested $0.6 million into Beijing Bodashutong Technology Development Co. Ltd, or Bodashutong, through its subsidiaries, Shidazhibo (Beijing) Culture and Media Co. Ltd. and UTStarcom (China) Co., Ltd., with the investment objective of providing broadband solutions and comprehensive telecom technology services for a new affordable housing development in Beijing, China. The Company owned a 30% equity interest of Bodashutong as of December 31, 2012, and accounts for this investment using the equity method.

        On September 21, 2012, the Board of Directors of Bodashutong approved a Board Resolution which approved Shidazhibo (Beijing) Culture and Media Co. Ltd to transfer its equity interest in Bodashutong to the other three shareholders of Bodashutong equally at a consideration equal to the initial investment amount of $0.6 million. The equity transfer was subject to approval from State-owned Assets Supervision and Administration Commission of the State Council. Such approval was obtained in February 2013 and the equity interest transfer was completed in March 2013.

AioTV Inc.

        In November 2012, the Company invested $8 million in Series B Preferred Stocks of AioTV Inc, or AioTV, at $0.320937 per share. AioTV stands for "all-in-one TV" and is an international cloud-based video aggregation and distribution platform. The investment objective is to give the Company access to technology that will support its rollout of subscription-based, value-added media services. The Company owned a 44% equity interest in AioTV as of December 31, 2012. The preferred stock has been classified as available-for-sale securities as they are not considered to be in-substance common stock due to their redemption feature and is thus subject to fair value accounting. As of December 31, 2012, the Company considered there was no material change to the fair value of the preferred stock as considering there had been no significant changes in the AioTV's business and financial conditions during the relatively short period since the investment was made in November 2012.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6—CASH, CASH EQUIVALENTS AND INVESTMENTS (Continued)

UTStarcom Hong Kong Holdings Ltd.,

        UTStarcom Hong Kong Holdings Ltd., previously a subsidiary prior to its disposal to the buyer as part of the sale of the IPTV business, is an entity owned by the former CEO of the Company, and is not a subsidiary of the Company. On August 31, 2012, the Company completed a sale of its IPTV business to entity founded by a former employee, who was our former CEO, and paid approximately $30.0 million. In connection with this transaction, the Company recorded a net loss of $17.5 million during 2012 as a result of this sale transaction. On the same day, UTStarcom Hong Kong Holdings Ltd., issued a convertible bond (the "Convertible Bond") to UTStarcom Hong Kong Ltd., a subsidiary of the Company, in the principal amount of $20.0 million. According to the terms of the Convertible Bond, the Convertible Bond bears interest at 6.5% per annum and will mature on August 31, 2017 (the Maturity Date). On or prior to the Maturity Date, if UTStarcom Hong Kong Holdings Ltd. achieves operating income break-even, $5.0 million of principal of the Convertible Bond will be converted automatically into 8% of the outstanding shares of UTStarcom Hong Kong Holdings Ltd. . At the Maturity Date, the holder may convert the outstanding principal amount of the Convertible Bond and all accrued and unpaid interest into fully paid and nonassessable ordinary shares of UTStarcom Hong Kong Holdings Ltd. equal to 25% (if 8% of shares specified above are issued) or 33% of the outstanding shares of UTStarcom Hong Kong Holdings Ltd. or may elect repayment in cash. The Convertible Bond was classified as available-for-sale securities subject to fair value accounting. As of December 31, 2012, the fair value of the Convertible Bond approximates $20 million. To estimate its fair value, the Company used the Cox, Ross and Rubinstein Binomial Model ("Binomial-Model"), which is based on the fair value of invested capital evaluated by an income approach. The significant inputs for the valuation model included the following:

Years Ended December 31
Total fair value of Invested capital as at valuation date	40,000
Risk free rate of interest	1.25%
Dividend Yield	3%
Maturity Date	2017/8/30
Volatility	51.9%

        The fair value of the invested capital has been determined using income approach including discounted cash flow model and unobservable inputs including assumptions of projected revenue, expenses, capital spending, other costs and a discount rate of 35% by using the weighted average cost of capital method.

        Risk free rate of interest adopted for the valuation were estimated based on the market yield of China Government international bond with maturity similar to the expected term of the Convertible Bond.

        Dividend yield was calculated to be 3% considering a debt to equity ratio of 50:50 throughout the Convertible Bond's holding period per Management's estimation. The coupon rate carried by the debt portion is 6.5% per annum whilst the expected dividend yield for equity portion is assumed to be zero by the Management given the fact that the underlying IPTV business is still in an early stage.

        Maturity date is the time to maturity of the Convertible Bond according to the investment agreement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6—CASH, CASH EQUIVALENTS AND INVESTMENTS (Continued)

        The expected equity volatility were estimated based on the annualized standard deviation of the daily return embedded in the historical stock price of comparable companies with a time horizon close to the expected term determined based on the maturity date.

iTV

        On October 16, 2010, the Company entered into an Ordinary Shares Purchase Agreement with iTV and Smart Frontier, the sole shareholder of iTV, to enable the Company to launch an Internet TV platform to generate revenue through subscription, advertising and value-added service in the coming years. Pursuant to the Ordinary Shares Purchase Agreement, the Company agreed to purchase from Smart Frontier 5,100,000 ordinary shares of Stage Smart held by Smart Frontier, or the Purchased Shares, for an aggregate purchase price of $10.0 million. The Purchased Shares constituted 51% of the total shares of iTV which were held by Smart Frontier. The purchase price for the Purchased Shares was paid in the form of the number of the Company's ordinary shares calculated by dividing $10.0 million by the average closing price per share of the Company's ordinary shares quoted on the NASDAQ stock market for the thirty day period immediately preceding the date of closing of the transaction which management believes closely approximated the market value on the day of issuance subject to customary closing conditions. Pursuant to the Ordinary Shares Purchase Agreement, the Company has the right to repurchase the Company's shares issued in exchange for iTV's ordinary shares held by the Company if, by the one year anniversary of the closing date, regulatory approvals had not been obtained as outlined in the post-closing covenants. Concurrent with entering into the Ordinary Shares Purchase Agreement, the Company also entered into a Series A Preference Shares Purchase Agreement with iTV and its affiliated entity, its wholly owned subsidiaries, and Smart Frontier. Pursuant to the Series A Preference Shares Purchase Agreement, the Company agreed to purchase from iTV 9,600,000 Series A Preference Shares of iTV at a price of $2.08333 per share, for an aggregate cash consideration of $20.0 million. Under certain conditions, shares of Series A Preference Shares are convertible into ordinary shares on a 1:1 basis. Series A Preference Shares have equal voting rights as ordinary shares. They are entitled to cumulative dividends at a rate of 8% of the original issue price and can also participate in other dividends declared by iTV. The Purchase Shares and the Series A Preference Shares together constitute 75% of the total shares of iTV which gave the Company control over iTV. The Company recorded this transaction as an acquisition of a business.

        The transactions closed on November 8, 2010. The Company issued 4,473,272 (or 1,491,091 after reverse share split) ordinary shares to Smart Frontier with a fair value of $ 9.8 million based on the market price of the Company's ordinary share as at November 8, 2010 for the purchase price of $10.0 million for the iTV ordinary shares and made cash payments of $20.0 million to iTV for the purchase of Series A Preference Shares. As a result of the acquisition, the Company recorded intangible assets of $5.0 million, and goodwill of $13.8 million which represented the excess of the purchase price over the net tangible and intangible assets acquired. Goodwill mainly consisted of the extensive knowledge and expertise of the management team in the Internet TV industry complemented by the execution ability of the operation team. The amortizable intangible assets acquired consisted of estimated fair values of iTV's technology platform of $4.7 million and non-compete agreements signed with key executives upon closing of the transaction of $0.3 million. The Company amortized these intangible assets on a straight-line basis over an estimated weighted-average life of 4 years.

        On October 16, 2011, the Company and the iTV shareholders agreed to extend the date of exercising its repurchase right from the original date of October 16, 2011 to April 16, 2012. On April 15, 2012, the Share Exchange Agreement was entered into by the Company and the iTV shareholders to exercise the repurchase right. The transaction was effective on June 4, 2012 and the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6—CASH, CASH EQUIVALENTS AND INVESTMENTS (Continued)

transfer was completed on June 21, 2012. Upon the execution of the Share Exchange Agreement, 4,473,272 (or 1,491,091 after reverse share split) UTStarcom ordinary shares previously held by Smart Frontier were transferred back to the Company as treasury shares and the 5,100,000 ordinary shares of Stage Smart Limited previously held by UTStarcom were transferred back to Smart Frontier Holdings Limited. After the repurchase, the Company decreased its ownership in iTV from 75% to approximately 49% and reduced its representation on the iTV board of directors from three to two out of a total of five board seats, which triggered deconsolidation of iTV from its consolidated financial statements starting from June 21, 2012. As a result of the repurchase, the Company measured the fair value of its retained interests in the Series A Preference Shares of iTV at the date of losing control, which amounted to $14.9 million. Upon the deconsolidation, the Company derecognized the assets (including intangible assets and goodwill) and liabilities of iTV at their carrying amounts on the date control was lost, derecognized the carrying amount of any NCI at the date control was lost (including any components of accumulated other comprehensive income attributable to it), and recognized the fair value of the proceeds from the transaction. There was no material gain or loss resulting from the transaction. Since the remaining Series A Preference Shares of iTV invested by the Company did not qualify as the in-substance common stock due to their substantive liquidation preference, the Company uses the cost method to account for the investment the iTV Series A preference shares after the deconsolidation.

        On December 3, 2012, iTV issued a convertible bond to the Company for cash in the principal amount of $3.0 million which shall be convertible into the preference shares issued in a qualified financing, as defined in the convertible bond agreement, or additional Series A Preferred Stock, if a qualified financing is completed. The conversion price per share equals to the lesser of 85% of the per share price paid to the other purchaser of preference shares sold in the qualified financing and the price per share of the Series A Preferred Stock paid by the Company. According to the terms of the convertible bond, the convertible bond bears interest at 6.5% per annum and will mature on December 31, 2013. The convertible bond was classified as available-for-sale securities subject to fair value accounting. As of December 31, 2012, the Company considered that there was no material change to the fair value of the convertible bond as there had been no significant changes in the business and financial conditions of iTV during the relatively short period since the convertible bond was purchased in December 2012. As a result of our investment in the convertible bond, we have reassessed our investment in the Series A Preference Shares. We continue to account for them using the cost method as at December 31, 2012 as they still do not qualify as in-substance-common stock due to their substantive liquidation preference.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6—CASH, CASH EQUIVALENTS AND INVESTMENTS (Continued)

        In January 2010, the FASB issued amended standards that require additional fair value disclosures. These disclosure requirements are effective in two phases. In the first quarter of 2010, the Company adopted the requirements for disclosures about inputs and valuation techniques used to measure fair value as well as disclosures about significant transfers between hierarchy levels. Beginning in the first quarter of 2011, these amended standards require presentation of disaggregated activity within the reconciliation for fair value measurements using significant unobservable inputs (Level 3). The company has adopted the requirement for the disclosure.

        The Company's financial instruments consist principally of cash and cash equivalents, short-term investments, restricted cash, accounts receivable, long-term investments, accounts payable and certain accrued expenses. Short-term investments are limited to bank notes with original maturities longer than three months and less than one year. As of December 31, 2012 and 2011, the respective carrying values of financial instruments except for long-term investments approximated their fair values based on their short-term maturities. As of December 31, 2012, the combined fair value of the entity's long term investments in available-for-sale Level 3 convertible bond and redeemable securities was $31.0 million, which is the same as their carrying value.

        The following is a summary of available-for-sales investments as of December 31, 2012:

	Amortized cost	Unrealized Gains	Unrealized Losses for More Than 12 months	Estimated fair value
	(in thousands)
Convertible bonds of privately-held company	$23,000	—	—	$23,000
Preferred convertible shares of privately-held company	$8,000	—	—	$8,000

Total available-for-sales Investments	$31,000	—	—	$31,000

        Financial assets measured and recognized at fair value on a recurring basis and classified under the appropriate level of the fair value hierarchy as described above were as follows:

	Level 1	Level 2	Level 3	Total
	(in thousands)
As of December 31, 2012
Short-term investment	$296	$—	$—	$296

Long-term investment	$—	$—	$31,000	$31,000

As of December 31, 2011
Short-term investment	$2,372	$—	$—	$2,372

        As of December 31, 2012 and 2011, the Company's financial assets measured on a non-recurring basis included $31.4 million and $19.2 million of equity investments in privately-held companies, respectively.

NOTE 7—LONG-LIVED ASSETS

        In December 2009, the Company entered into a Sale Leaseback Agreement for the sale of its manufacturing, R&D and administrative office facility in Hangzhou, China, or the Hangzhou facility, to a third party for proceeds of approximately $138.8 million and the leaseback of approximately one-third of the property through 2016. As of May 31, 2010, the Company had received all of the sales proceeds

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 7—LONG-LIVED ASSETS (Continued)

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

        In March 2011, the Company entered into a noncancelable Lease Agreement, or Lease, for its R&D and administrative office in Hangzhou, China. Under the terms of the Lease, the Company would lease 35,425 square meters of gross floor area above ground of the buildings, including common areas, through July 15, 2016. The Company was entitled to a free rental period through July 15, 2011. The annual lease payment is $1.6 million, with an escalation rate of 9% starting from the fourth year of the lease. The Company has priority over third parties if it desires to renew the lease. The Company was also required to pay a security deposit in the amount of approximately $0.5 million. The Company may terminate all or part of the Lease by giving six months advance notice; however, the Company would be required to pay penalties and additional compensation, subject to a maximum of six months of lease payments, in the event of early termination. The Lease commenced on March 7, 2011 and the lease expense is being recognized using the straight-line method. The Company has concluded that the Lease qualifies as an operating lease. In April 2013, the Company has given up a portion of the lease due to its vacancy through the contractual early termination process. See "Note 12—Commitments and Contingencies" for future minimum lease payments.

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

total shares of iTV then held by Smart Frontier. The purchase price for the Purchased Shares was paid in the form of the number of the Company's ordinary shares calculated by dividing $10.0 million by the average closing price per share of the Company's ordinary shares quoted on the NASDAQ stock market for the thirty day period immediately preceding the date of closing of the transaction which management believed closely approximated the market value on the day of issuance subject to customary closing conditions. Pursuant to the Ordinary Shares Purchase Agreement, the Company had the right to repurchase the Company's shares issued in exchange for iTV's ordinary shares held by the Company if, by the one year anniversary of the closing date, regulatory approvals had not been obtained as outlined in the post-closing covenants. Concurrent with entering into the Ordinary Shares Purchase Agreement, the Company also entered into a Series A Preference Shares Purchase Agreement with iTV and its affiliated entity, its wholly owned subsidiaries, and Smart Frontier. Pursuant to the Series A Preference Shares Purchase Agreement, the Company agreed to purchase from iTV 9,600,000 Series A Preference Shares of iTV at a price of $2.08333 per share, for an aggregate cash consideration of $20.0 million. Under certain conditions, shares of Series A Preference Shares are convertible into ordinary shares on a 1:1 basis. Series A Preference Shares have equal voting rights as ordinary shares. They are entitled to cumulative dividends at a rate of 8% of the original issue price and can also participate in other dividends declared by iTV. The Purchase Shares and the Series A Preference Shares together constituted 75% of the total shares of iTV which gives the Company control over iTV. The Company recorded this transaction as an acquisition of a business.

        The transactions closed on November 8, 2010. The Company issued 4,473,272 (or 1,491,091 after reverse share split) ordinary shares to Smart Frontier with a fair value of $ 9.8 million based on the market price of the Company's ordinary share as at November 8, 2010 for the purchase price of $10.0 million for the iTV ordinary shares and made cash payments of $20.0 million to iTV for the purchase of Series A Preference Shares. As a result of the acquisition, the Company recorded intangible assets of $5.0 million, and goodwill of $13.8 million which represented the excess of the purchase price over the net tangible and intangible assets acquired. Goodwill mainly consisted of the extensive knowledge and expertise of the management team in the Internet TV industry complemented by the execution ability of the operation team. The amortizable intangible assets acquired consisted of estimated fair values of iTV's technology platform of $4.7 million and non-compete agreements signed with key executives upon closing of the transaction of $0.3 million. The Company amortized these intangible assets on a straight-line basis over an estimated weighted-average life of 4 years.

        On October 16, 2011, the Company and the iTV shareholders agreed to extend the date of exercising its repurchase right from the original date of October 16, 2011 to April 16, 2012. On April 15, 2012, the Share Exchange Agreement was entered into by the Company and the iTV shareholders to exercise the repurchase right. The transaction was effective on June 4, 2012 and the transfer was completed on June 21, 2012. Upon the execution of the Share Exchange Agreement, 4,473,272 (or 1,491,091 after reverse share split) UTStarcom ordinary shares previously held by Smart Frontier were transferred back to the Company as treasury shares ,and the 5,100,000 ordinary shares of Stage Smart Limited previously held by UTStarcom were transferred back to Smart Frontier Holdings Limited. After the repurchase, the Company decreased its ownership in iTV from 75% to approximately 49% and reduced its representation on the iTV board of directors from three to two out of a total of five board seats, which triggered deconsolidation of iTV from its consolidated financial statements starting from June 21, 2012. The Company derecognized the goodwill and intangible assets on June 21, 2012 upon the deconsolidation of iTV. Upon the deconsolidation, the Company derecognized the assets (including an appropriate allocation of goodwill) and liabilities of iTV at their

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 8—GOODWILL AND PURCHASED INTANGIBLE ASSETS (Continued)

carrying amounts on the date control was lost, derecognized the carrying amount of any NCI at the date control was lost (including any components of accumulated other comprehensive income attributable to it), and recognized the fair value of the proceeds from the transaction. There was no material gain or loss resulting from the transaction. As a result of the repurchase, the Company measured the fair value of its retained interests in the Series A Preference Shares of iTV at the date of losing control, which amounted to $14.9 million. Since the remaining Series A Preference Shares of iTV invested by the Company did not qualify as the in-substance common stock due to their substantive liquidation preference, the Company uses the cost method to account for investment in the iTV Series A preference shares after the deconsolidation.

        The Company conducted its annual impairment test as of November 1, 2011. Based on the annual impairment test, the fair value of iTV exceeded its carrying value, and therefore, no impairment provision was considered necessary. There were no triggering events identified from the date of its assessment through December 31, 2011 that would have required an update to its annual impairment test. In addition, there were no triggering events identified during 2011 that would require an impairment test on intangible assets to be conducted by the Company. As of December 31, 2011, goodwill was $13.8 million, the entire amount of which was allocated to the Service segment. The goodwill was derecognized in 2012 as the result of the loss of control over and deconsolidation of iTV (See Note 5). The following table sets forth the purchased intangible assets associated with the acquisition as of December 31, 2012:

	December 31, 2012				December 31, 2011
	Gross	Accumulated Amortization	Effect of ITV deconsolidation	Net	Gross	Accumulated Amortization	Net
	(in thousands)
Amortizable intangible assets
Technology Platform	$4,708	$(1,863)	$(2,845)	$—	$4,708	$(1,373)	$3,335
Non-compete Agreements	247	(98)	(149)	—	247	(72)	175

Subtotal	4,955	(1,961)	(2,994)	—	4,955	(1,445)	3,510

Unamortizable intangible assets
Domain Name	160	—	(160)	—	115	—	115

Total	$5,115	$(1,961)	$(3,154)	$—	$5,070	$(1,445)	$3,625

        Amortization of intangible assets was $0.5million and $1.2 million for the year ended December 31, 2012 and 2011, respectively.

        The unamortized intangible assets were all related to iTV, so the intangible balance was derecognized due to the iTV deconsolidation.

NOTE 9—DEBT

        At December 31, 2012 and 2011, the Company had no outstanding bank loans and the Company had not guaranteed any debt not included in the consolidated balance sheet.

        In August 2011, the Company entered into one accounts-receivable line of $4.6 million which can be used for recourse factoring on an account receivable from one specified customer. The factoring line expired twelve months from the issuance date in August 2012. On December 31, 2011, the Company was in compliance with the debt covenant under the factoring line and there was no amount

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 9—DEBT (Continued)

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

        Warranty expirations recorded as a reduction of cost of net sales approximated $0.3 million and $1.4 million for the years ended December 31, 2012 and 2011, respectively, and are included in the table below as benefit from expirations, net. The following table summarizes the activity related to warranty obligations during the years ended December 31, 2012, 2011 and 2010.

(In thousands)
Balance at December 31, 2009	$16,150
Accruals for warranties issued during the period (benefit from expirations), net	(3,103)
Settlements made during the period	(5,313)

Balance at December 31, 2010	7,734

Accruals for warranties issued during the period (benefit from expirations), net	(191)
Settlements made during the period	(2,883)

Balance at December 31, 2011	4,660

Accruals for warranties issued during the period (benefit from expirations), net	2,039
Warranty reserve derecognized upon IPTV divestiture	(2,507)
Settlements made during the period	(2,863)

Balance at December 31, 2012	$1,329

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

NOTE 11—RESTRUCTURING

Restructuring Costs

        During fiscal 2012, the Company recorded approximately $0.4 million in restructuring charges of which $0.4 million was related to the 2009 Restructuring Plan. During fiscal 2011, the Company recorded approximately $2.4 million in restructuring charges of which $2.4 million was related to the 2009 Restructuring Plan and an immaterial amount was related to the 2008 Restructuring Plan. During fiscal 2010, the Company recorded approximately $16.0 million in restructuring charges of which $15.7 million was related to the 2009 Restructuring Plan and $0.3 million was related to the 2008 Restructuring Plan. The following describes the Company's restructuring initiatives.

2009 Restructuring Plan

        On June 9, 2009, the Board of Directors of the Company approved the 2009 Restructuring Plan designed to reduce the Company's operating costs. The 2009 Restructuring Plan included a worldwide reduction in force of approximately 50% of the Company's headcount, or approximately 2,300 employees located primarily in China and the United States and, to a lesser degree, other international locations. During the year ended December 31, 2012, the Company recorded restructuring costs of approximately $0.4 million related to the 2009 Restructuring Plan, net of approximately $0.2 million of reversal of charges recorded in prior periods due to changes in estimates. The restructuring costs for the year ended December 31, 2012 consist primarily of $0.1 million for severance and benefits related to few employees included in the 2009 Restructuring Plan, adjusted for changes in estimate in termination date of employees, and approximately $0.3 million of lease exit costs primarily related to a lease expiring in 2013. During the year ended December 31, 2011, the Company recorded restructuring costs of approximately $2.4 million related to the 2009 Restructuring Plan, net of approximately $1.6 million of reversal of charges due to changes in estimates. The restructuring costs for the year ended December 31, 2011 consisted primarily of $2.1 million for severance and benefits related to approximately 50 employees included in the 2009 Restructuring Plan, adjusted for changes in estimate in termination date of employees, and approximately $0.3 million of lease exit costs primarily related to a lease expiring in 2013. Total restructuring costs recorded through December 31, 2012 related to the 2009 Restructuring Plan approximated $58.4 million. As of December 31, 2012, the 2009 Restructuring Plan was completed.

2008 Restructuring Plan

        During fiscal 2008, the Company implemented a restructuring plan, or 2008 Restructuring Plan, and recorded $13.1 million in restructuring charges primarily related to a global reduction in force across all functions and employee terminations at certain non-core operations which the Company was in the process of winding down. The total number of employees affected totaled approximately 750, including 350 in China, 200 in Korea and 200 in other locations including the United States. During the year ended December 31, 2011, the Company recorded an immaterial amount of additional restructuring costs related to the 2008 Restructuring Plan, for severance and benefit costs being recognized over the remaining service period for employees included in the 2008 Restructuring Plan. During the year ended December 31, 2010, the Company recorded additional restructuring costs

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11—RESTRUCTURING (Continued)

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

        The activity in the accrued restructuring balances related to all the plans described above was as follows for the year ended December 31, 2012:

	Balance at December 31, 2011	Restructuring Charges	Cash Payments in 2012	Balance at December 31, 2012
	(in thousands)
2009 Restructuring Plan
Workforce Reduction	$231	$49	$(280)	$—
Lease Costs	1,461	309	(1,770)	—

Total 2009 Restructuring Plan	$1,692	$358	$(2,050)	$—

        The activity in the accrued restructuring balances related to the plans described above was as follows for the years ended December 31, 2010 and 2011:

	Balance at December 31, 2009	Restructuring Charges	Cash Payments	Settlement of Stock-based Compensation	Balance at December 31, 2010	Restructuring Charges	Cash Payments	Balance at December 31, 2011
	(in thousands)
2009 Restructuring Plan
Workforce Reduction	$16,939	$14,613	$(20,075)	$(2,052)	$9,425	$2,052	$(11,246)	$231
Lease Costs	1,516	1,052	(597)	—	1,971	312	(822)	1,461
Other Costs	6	45	—	(51)	—	—	—	—

Total 2009 Restructuring Plan	18,461	15,710	(20,672)	(2,103)	11,396	2,364	(12,068)	1,692

2008 Restructuring Plan
Workforce Reduction	2,526	338	(2,843)	—	21	22	(43)	—
Lease Costs	385	—	(385)	—	—	—	—	—
Other Costs	30	(30)	—	—	—	—	—	—

Total 2008 Restructuring Plan	2,941	308	(3,228)	—	21	22	(43)	—

2007 Restructuring Plan
Lease Costs	305	—	(305)	—	—	—	—	—

Total 2007 Restructuring Plan	305	—	(305)	—	—	—	—	—

Grand Total	$21,707	$16,018	$(24,205)	$(2,103)	$11,417	$2,386	$(12,111)	$1,692

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 12—COMMITMENTS AND CONTINGENCIES

Leases

        We have entered into non-cancellable operating, office space, manufacturing facilities leases. Future minimum lease payments under all noncancelable operating leases with an initial term in excess of one year as of December 31, 2012 are as follows:

Amount
(in thousands)
2013	$3,135
2014	3,287
2015	3,353
2016	1,652
Thereafter	—

Total	$11,427

        Rent expense for the years ended December 31, 2012, 2011 and 2010 was $6.3 million, $13.8 million and $15.9 million, respectively.

Third Party Commissions

        The Company records accruals for commissions payable to third parties in the normal course of business. Such commissions are recorded based on the terms of the contracts between the Company and the third parties and paid pursuant to such contracts. Consistent with the Company's accounting policies, these commissions are recorded as cost of net sales in the period in which the liability is incurred. As of December 31, 2012 and 2011, the Company had approximately $0.1 million and $1.2 million of such accrued commissions. Management has performed, and continues to perform, follow-up procedures with respect to these accrued commissions. Upon completion of such follow-up procedures, if the accrued commissions have not been claimed and the statute of limitations, if any, has expired, the Company reverses such accruals. Such reversals are recorded in the consolidated statement of operations during the period management determines that such accruals are no longer necessary. The Company concluded that for certain of these accrued commissions the statute of limitations had expired in August 2010 and November 2010, two years after formal communication was sent to these agents. During the year ended December 31, 2010 approximately $6.0 million, was released to cost of net sales as a result of the expiration of statute of limitations. During the year ended December 31, 2011, the Company did not release any accruals to cost of net sales as a result of the expiration of status of limitations. During the year ended December 31, 2012, approximately $0.5 million was released to cost of net sales as a result of the expiration of statute of limitations.

India Department of Telecommunication Security and Supply Chain Standards

        India's Department of Telecommunications had required equipment manufacturers to satisfy certain security and supply chain standards to the satisfaction of Indian authorities. The Company entered into agreements with several customers in India which establish detailed security and supply chain standards covering products supplied to these telecommunication customers as required by the Indian authorities. These agreements contain significant penalty clauses in the event a security breach is detected related to product supplied by the Company. In May 2011, India's DOT provided a revised template for these agreements, but we have not executed the revised agreement with our customers. Management is unable to estimate the likelihood or the financial impact of any such potential security

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 12—COMMITMENTS AND CONTINGENCIES (Continued)

breach on the Company's financial position, results of operations, or cash flows. As of December 31, 2012, the Company has not been subject to any penalty liability related to these agreements. In 2012 and 2011, there was no revenue recognized in relation to contracts signed after the effective date of the agreements, and our management currently does not believe it has met the criteria to recognize revenue because the Company has not satisfied the security requirements as designated in the agreements. As of December 31, 2012, deferred revenue and deferred costs related to contracts covered by these security agreements were $9.8 million and $6.1 million, respectively. As of December 31, 2011, deferred revenue and deferred costs related to contracts covered by these security agreements were $5.3 million and $4.1 million, respectively. The Company continues to assess the potential impact these agreements may have on the timing of revenue recognition.

Contractual obligations and commercial commitments

Letters of credit:

        The Company issues bid bond, commercial letters of credit or standby letters of credit primarily to support international sales activities outside of China and in support of purchase commitments. When the Company submits a bid for a sale, often the potential customer will require that the Company issue a bid bond or a standby letter of credit to demonstrate its commitment through the bid process. In addition, the Company may be required to issue standby letters of credit as guarantees for advance customer payments upon contract signing or performance guarantees. The standby letters of credit usually expire without being drawn by the beneficiary thereof. Finally, the Company may issue commercial letters of credit in support of purchase commitments. As of December 31, 2012, the Company's outstanding letters of credit approximated $11.5 million and the outstanding bid bond approximated $1.3 million. These balances are included in the balance of Short-term and Long-term restricted cash.

Purchase commitments

        The Company is obligated to purchase raw materials and work-in-process inventory under various orders from various suppliers, all of which should be fulfilled without adverse consequences material to the Company's operations or financial condition. At December 31, 2012, the Company had outstanding purchase commitments, including agreements that are non-cancelable and cancelable without penalty, approximating $39.3 million.

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

Uncertain Tax Positions

        As of December 31, 2012, the Company had $54.0 million of gross unrecognized tax benefits, of which $12.3 million related to tax benefits that, if recognized, would impact the annual effective tax rate. The remaining $41.7 million gross unrecognized tax benefits, if recognized, would impact certain deferred tax assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 12—COMMITMENTS AND CONTINGENCIES (Continued)

Litigation

Governmental Investigations

        In December 2005, the U.S. Embassy in Mongolia informed the Company that it had forwarded to the DOJ, allegations that an agent of the Company's Mongolia joint venture had offered payments to a Mongolian government official in possible violation of the FCPA. The Company, through its Audit Committee, authorized an independent investigation into possible violations of the FCPA, and it has been in contact with the DOJ and the SEC regarding the investigation. The investigation identified possible FCPA violations in Mongolia, Southeast Asia, India, and China, as well as possible violations of U.S. immigration laws. The DOJ requested that the Company voluntarily produce documents related to the investigation, the SEC subpoenaed the Company for documents, and the Company received a Grand Jury Subpoena requiring the production of documents related to one aspect of the DOJ investigation, that is, travel the Company had sponsored. The Company has resolved the investigations with the DOJ and the SEC. On December 21, 2009, as part of the resolution of these investigations, the Company executed a consent pursuant to which, without admitting or denying the SEC's allegations, it agreed to a judgment in favor of the SEC of $1.5 million, and agreed to certain reporting obligations for up to four years. The SEC approved that resolution. On April 14, 2010, the United States District Court for the Northern District of California entered a judgment incorporating the terms of that consent. On December 31, 2009, the Company entered into a non-prosecution agreement with the DOJ, pursuant to which the Company has paid an additional $1.5 million and agreed to undertake a three-year reporting obligation and to review and, where appropriate, strengthen the Company's compliance, bookkeeping and internal controls standards and procedures. Under the non-prosecution agreement, subject to compliance with its terms, the DOJ has agreed not to criminally prosecute the Company for crimes (other than criminal tax violations) relating to certain travel arrangements it provided to customers in China. We submitted our first reports to the DOJ and SEC on May 1, 2010, our second reports to the DOJ and SEC on April 29, 2011 and our third reports to the DOJ and SEC on April 26, 2012.

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

        On September 7, 2010, the Company and the investors entered into a fourth amendment to each of the Stock Purchase Agreements, or Fourth Amendments, to reduce the per share purchase price and to make certain adjustment to the number of shares sold under the agreements. Under the terms of the Fourth Amendments, the Company and the investors agreed to reduce the purchase price from $2.2 per share to $2.027 per share and adjust the number of shares sold to each of the investors. The Fourth Amendments also provided an option to Elite Noble Limited to purchase up to an additional 3,972,251 (or 1,324,084 after reverse share split) shares through November 8, 2010 for approximately

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13—COMMON STOCK PURCHASE AND OPTION TO PURCHASE ADDITIONAL SHARES (Continued)

$8.1 million based on a stated exercise price of $2.027 (or $6.081 after reverse share split) per share if the purchase takes place on or prior to October 7, 2010 and $2.047 (or $6.141 after reverse share split) per share if the purchase takes place between October 8, 2010 and November 8, 2010. On September 7, 2010, the Company completed the transaction and issued an aggregate 18,073,202 (or 6,024,401 after reverse share split) shares of its common stock and the option to purchase an additional 3,972,251 (or 1,324,084 after reverse share split) shares for cash proceeds, net of issuance costs, of $34.6 million. Net cash proceeds were allocated to the common stock issued and the option to purchase additional shares based on their relative fair value at the date of issuance, resulting in $34.1 million of net cash proceeds allocated to the common stock issued and $0.5 million of net cash proceeds allocated to the option to purchase additional shares.

        The fair value of the option to purchase the additional 3,972,251 (or 1,324,084 after reverse share split) shares was estimated to be $0.5 million at the date of issuance based on the Black-Scholes option pricing model using a risk-free interest rate of 0.16%, volatility of approximately 55%, the contractual life of 0.2 years and zero dividend rate. The net cash proceeds allocated to the option to purchase additional shares were recorded as additional paid in capital. The option expired unexercised at December 31, 2010.

        On August 12, 2011, the Company's Board of Directors approved a repurchase program of up to $20 million of its ordinary shares outstanding over the 12 months through August 15, 2012. In the third quarter of 2012, the Company's Board of Directors had approved the extension of the repurchase program to August 2013. As of December 31, 2012, the Company has repurchased 12,524,614 shares (or 4,174,875 after reverse share split) at the cost of $15.1 million under this program. The Company did not terminate this program prior to its expiration during the year 2013. On November 30, 2012, the Company announced a commencement of a tender offer (the Tender Offer) to purchase up to 25,000,000 (or 8,333,333 after reverse share split) of its ordinary shares at a price of $1.2 (or $3.6 after reverse share split) per share. The Tender Offer expired on January 3, 2013. As of January 10, 2013, the Company has accepted for purchase 25,000,000 (or 8,333,333 after reverse share split) of the Company's ordinary shares at a cost of approximately $30 million under the Tender Offer. All the repurchased shares through the tender offer have been cancelled at the purchasing date of January 10, 2013 and all the repurchased shares under the repurchase program have been classified as treasury shares of the Company. The Company did not have any other share repurchase programs that have expired in 2012 and did not make further purchases of shares under any other programs during the year 2012.

NOTE 14—COMMON STOCK AND STOCK INCENTIVE PLANS

Stock Incentive Plans

        On March 21, 2013, shareholders of the Company approved the amendment of authorized share capital of the company by the consolidation of the existing 750,000,000 Ordinary Shares of $0.00125 par value each into 250,000,000 Ordinary Shares of $0.00375 par value each. As a result, the one-for-three reverse split of the company's ordinary shares became effective from March 21, with trading commenced on the post-reverse split-adjusted basis on the NASDAQ Global Select Market as of the opening of trading on Friday, March 22. All shares/per share related data in this note have been adjusted retroactively to reflect the one for three reverse share split.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14—COMMON STOCK AND STOCK INCENTIVE PLANS (Continued)

        At December 31, 2012, the Company has the stock incentive plans described below. Substantially all outstanding awards are subject to potential accelerated vesting in the event of a change in control of the Company. The Company repurchases and cancels its ordinary shares forfeited with respect to the tax liability associated with certain vesting of restricted stock and restricted stock unit grants under these plans.

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

        The maximum aggregate number of shares that may be awarded and sold under the 2006 Plan is 1,500,000 shares plus (i) any shares that have been reserved but remain unissued under the Prior Plans as of July 21, 2006, and (ii) any shares subject to stock options or similar awards granted under the Prior Plans that expire or become exercisable without having been exercised in full and shares issued pursuant to awards granted under the Prior Plans that are forfeited to or repurchased by the Company. As of December 31, 2012, the number of shares transferred from the Prior Plans to the 2006 plan totaled 10,361,874. As of December 31, 2012, 2,002,237 options and restricted stock awards and units were outstanding under the 2006 Plan.

        The Board of Directors or the Compensation Committee of the Board, or Compensation Committee, or Administrator, administers the 2006 Plan. Subject to the terms of the 2006 Plan, the Administrator has the sole discretion to select the employees, consultants, and directors who will receive Awards, determine the terms and conditions of Awards, and to interpret the provisions of the 2006 Plan and outstanding Awards. Options granted under the 2006 Plan generally vest and become exercisable over four years.

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

        The exercise price of all stock options and stock appreciation rights granted under the 2006 Plan must be at least equal to 100% of the fair market value of the ordinary share on the date of grant (or at least 110% of such fair market value for an incentive stock option, or ISO, granted to a shareholder with greater than 10% voting power of the Company's stock). The maximum term of a stock option granted to any participant must not exceed seven years from the date of grant (or five years for an ISO granted to a shareholder with greater than 10% of the voting power of the ordinary share). The Administrator will determine the terms and conditions of all other Awards granted under the Plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14—COMMON STOCK AND STOCK INCENTIVE PLANS (Continued)

        Prior Plans—The 1997 Stock Plan, 2001 Director Option Plan, and 2003 Non-Statutory Stock Option Plan:

The 1997 Stock Plan:

        Prior to the implementation of the 2006 Plan on July 21, 2006, officers, employees and consultants of the Company and its affiliates were eligible to receive options to purchase ordinary shares and stock purchase rights under the 1997 Stock Plan, or 1997 Plan. The 1997 Plan was terminated in July 2006 effective upon shareholder approval of the 2006 Plan. As of December 31, 2012, there were options to purchase 55,131 ordinary shares outstanding under the 1997 Plan.

        Options granted under the 1997 Plan prior to July 21, 2006 were either ISOs intended to qualify for favorable US federal income tax treatment under the provisions of Section 422 of the Internal Revenue Code of 1986, as amended, or non-qualified stock options, or NSOs, which did not so qualify. The Compensation Committee oversaw the selection of eligible persons for option grants and determined the grant date, amounts, exercise prices, vesting periods and other relevant terms of the options, including whether the options would be ISOs or NSOs. The exercise price of ISOs granted under the 1997 Plan could not be less than 100% of the fair market value of common stock on the grant date (or at least 110% of such fair market value for an ISO granted to a shareholder with greater than 10% voting power of the Company's stock), while the exercise price of NSOs could be determined by the Compensation Committee in its discretion. Options granted under the 1997 Plan were generally not transferable during the life of the optionee.

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

2001 Director Option Plan:

        Prior to the implementation of the 2006 Plan on July 21, 2006, those directors who were not employees of the Company, or Outside Directors, were eligible to receive options to purchase ordinary shares under the 2001 Director Option Plan, or 2001 Plan. The 2001 Plan was terminated in July 2006 effective upon shareholder approval of the 2006 Plan. As of December 31, 2012, there were options to

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14—COMMON STOCK AND STOCK INCENTIVE PLANS (Continued)

purchase 6,667 ordinary shares outstanding under the 2001 Plan. The Compensation Committee was the administrator of the 2001 Plan.

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

The 2003 Nonstatutory Stock Option Plan:

        Prior to the implementation of the 2006 Plan on July 21, 2006, directors, officers, employees and consultants of the Company and its affiliates were eligible to receive options to purchase shares of the Company's common stock under the 2003 Nonstatutory Stock Option Plan, or 2003 Plan. Only nonstatutory stock options, which would not qualify for favorable federal income tax treatment under the provisions of Section 422 of the Internal Revenue Code of 1986, as amended, could be granted under the 2003 Plan. The 2003 Plan was terminated in July 2006 effective upon shareholder approval of the 2006 Plan. As of December 31, 2012, options to purchase 1,560 ordinary shares were outstanding under the 2003 Plan.

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

Stock Award and Stock Option Activity

        During fiscal 2012, the Company granted equity awards primarily consisting of restricted stock, restricted stock units and stock options. Such awards generally vest over a period of one to four years from the date of grant. Restricted stock has the voting rights of ordinary shares and the shares underlying restricted stock are issued and outstanding. As of December 31, 2012, 2011 and 2010, the number of ordinary shares available for issuance pursuant to future grants under the 2006 plan, including remaining unissued shares under Prior Plans that have been transferred into the 2006 plan

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14—COMMON STOCK AND STOCK INCENTIVE PLANS (Continued)

was 1,706,901, 3,508,205, and 4,226,585, respectively. The following summarizes the Company's stock options activity:

	Number of shares outstanding	Weighted average exercise price
	(in thousands)
Options Outstanding, December 31, 2009	1,917	26.94

Options Granted	218	6.51
Options Exercised	(1)	8.46
Options Forfeited or Expired	(746)	43.05

Options Outstanding, December 31, 2010	1,388	15.06

Options Granted	486	36.78
Options Exercised	(20)	6.27
Options Forfeited or Expired	(728)	16.71

Options Outstanding, December 31, 2011	1,127	23.52

Options Granted	246	3.24
Options Exercised	—	—
Options Forfeited or Expired	(443)	19.56

Options Outstanding, December 31, 2012	930	20.04

        In February 2010, the Compensation Committee decided no new stock-based awards would be granted to senior executives for the 2010 year in light of the Company's previously announced planned changes in management.

        In the first quarter of 2011, the Compensation Committee granted to senior executive officers 89,333 restricted stock units with a four-year vesting period and an additional 134,000 performance-based restricted stock units, subject to the attainment of goals determined by the Compensation Committee. In August 2011, the Compensation Committee granted to board members 51,138 restricted stock awards, as well as 77,805 stock options with an exercise price of $4.17 per share, the closing stock price of the Company's ordinary shares on August 31, 2011. The Compensation Committee also granted 74,000 restricted stock units and 74,000 performance-based restricted stock units to top performers at (Senior) Directors level, as well as key talent below director level, with a four-year vesting period. The performance-based restricted stock units are subject to the attainment of goals determined by the Compensation Committee. The Company recorded the relevant stock-based compensation for these grants based on the probability of meeting the performance conditions in year 2011. In addition, the Company granted 200,000 restricted stock awards and 144,167 restricted stock units to its management and employees in 2011.

        In the third quarter of 2012, the Compensation committee granted to board members 36,488 restricted stock awards, as well as 36,488 stock options with an exercise price of $3.21 per share. In the fourth quarter of 2012, the Compensation committee granted to board members 26,666 stock options with an exercise price of $2.97 per share. And additionally in the fourth quarter of 2012, the Compensation Committee granted to senior executive officers 566,666 restricted stock units as well as 566,666 restricted stock awards with a four-year vesting period. There is no performance grant in 2012.

        Under the 2006 and 1997 Plans, the Company granted restricted stock awards. Restricted stock awards are unvested stock awards that may include grants of restricted stock or grants of restricted

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14—COMMON STOCK AND STOCK INCENTIVE PLANS (Continued)

stock units. Such awards generally vest over a period of one to four years from the date of grant. Restricted stock has the voting rights of ordinary share and the shares underlying restricted stock are considered to be currently issued and outstanding. Restricted stock units do not have the voting rights of ordinary shares, and the shares underlying the restricted stock units are not considered issued and outstanding. The expense for such awards is based on the fair market value of the shares at the date of grant and is recognized on a straight-line basis over the requisite service period. The weighted average fair value of restricted stock awards granted under our equity incentive plans during the years ended December 31, 2012, 2011 and 2010 was $3.29, $5.58 and $6.75, respectively. The grant of restricted stock awards is deducted from the shares available on a one to one basis for grant under the Company's stock plan. Unvested restricted awards as of December 31, 2012 and changes during the year ended December 31, 2012 are summarized below:

	Shares	Weighted average grant date fair value
	(in thousands)
Restricted stock awards activity
Total nonvested at December 31, 2011	902	$5.87

Granted	1,891	3.29
Vested	(701)	5.60
Forfeited	(390)	4.49

Total nonvested at December 31, 2012	1,702	$3.43

        During the year ended December 31, 2012, 0.7 million shares of restricted stock awards vested. The total fair value of restricted stock awards vested, as measured on the date of vesting, during the year ended December 31, 2012 was $3.9 million. The Company also granted 1.9 million restricted stock awards.

        During the year ended December 31, 2011, 0.3 million shares of restricted stock awards vested. The total fair value of restricted stock awards vested, as measured on the date of vesting, during the year ended December 31, 2011 was $3.1 million. The Company also granted 0.8 million restricted stock awards.

        During the year ended December 31, 2010, 1.1 million shares of restricted stock awards vested. The total fair value of restricted stock awards vested, as measured on the date of vesting, during the year ended December 31, 2010 was $7.24 million. The Company also granted 0.5 million restricted stock awards.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14—COMMON STOCK AND STOCK INCENTIVE PLANS (Continued)

        The following table summarizes significant ranges of outstanding and exercisable stock options as of December 31, 2012 (in thousands, except years and share prices):

	Stock Options Outstanding				Stock Options Exercisable
Range of exercise price	Number outstanding	Weighted-average exercise price per share	Aggregate intrinsic value	Weighted-average remaining contractual life (in years)	Number Exercisable	Weighted-average exercise price per share	Aggregate intrinsic value
$2.97 - $2.97	27	$2.97	—	6.83	—	—	—
$3.21 - $3.21	203	$3.21	—	6.65	5	$3.21	—
$4.14 - $4.17	98	$4.17	—	4.48	50	$4.17	—
$6.27 - $6.27	53	$6.27	—	0.75	53	$6.27	—
$6.51 - $6.51	138	$6.51	—	1.97	125	$6.51	—
$8.46 - $9.72	117	$9.42	—	1.56	117	$9.42	—
$10.11 - $18.75	131	$15.51	—	2.23	131	$15.51	—
$19.83 - $93.72	80	$44.91	—	0.64	80	$44.91	—
$112.38 - $112.38	75	$112.38	—	1.05	75	$112.38	—
$135.63 - $135.63	8	$135.63	—	0.64	8	$135.63	—

	930	$20.04	—	3.11	643	$27.39	—

Options exercisable and expected to vest at December 31, 2012	930	$20.04

        The intrinsic value represents the total pre-tax intrinsic value and is calculated as the difference between the market value as reported by NASDAQ on December 31, 2012 of $3.09 and the exercise price of the in-the-money shares. During the years ended December 31, 2012, 2011 and 2010, the total pre-tax intrinsic value of options exercised was negligible. The weighted average remaining contractual life of options exercisable was 1.63 years, and the weighted average remaining contractual life of options expected to vest was 3.11 years as of December 31, 2012. The weighted average fair value of options granted under the stock plans during the years ended December 31, 2012, 2011 and 2010 was $1.97, $1.71 and $3.90 per share, respectively.

        The Company accounts for equity instruments issued to consultants and vendors in exchange for goods and services in accordance to the provisions of ASC 505-50, Equity-Based Payments to Non-Employees (Formerly FASB Staff Positions Emerging Issues Task Force Issue No. 96-18 and 00-18). The measurement date for the fair value of the equity instruments issued is determined at the earlier of (i) the date at which a commitment for performance by the consultant or vendor is reached or (ii) the date at which the consultant or vendor's performance is complete. In the case of equity instruments issued to consultants, the fair value of the equity instrument is recognized over the term of the consulting agreement.

Stock-Based Compensation

        Stock-based compensation expense for stock options is estimated at the grant date based on each option's fair value as calculated by the Black-Scholes model. The fair value of unvested options granted to non-employee is re-measured at each reporting period until the options are fully vested. The Black-Scholes model was developed for use in estimating the fair value of short-lived exchange traded options

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14—COMMON STOCK AND STOCK INCENTIVE PLANS (Continued)

that have no vesting restrictions and are fully transferable. In addition, option pricing models require the input of highly subjective assumptions, including the expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rate and expected dividends.

        The Company uses historical volatility as management believes it is more representative of future stock price trends than implied volatility due to the relatively small number of actively traded options on the Company's ordinary shares available to determine implied volatility. The Company estimates an expected term of options granted based upon the Company's historical exercise and cancellation data for vested options. In addition, separate groups of employees that have similar exercise behavior are considered separately. The expected term of employee stock purchase plan shares is the average of the remaining purchase periods under each offering period. The Company accounts for equity instruments issued to consultants. Expect terms for non-employee is based on remaining contractual terms.

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

        The fair values of stock-based payment awards excluding non-employee, of which grants were immaterial in 2012, were estimated using the Black-Scholes option pricing model with the following assumptions:

	Years ended December 31,
Stock Options:	2012	2011	2010
Expected term in years	4.6	2.85	3.95
Weighted average risk-free interest rate	0.56%	0.58%	1.40%
Expected dividend rate	0.00%	0.00%	0.00%
Volatility	79%	75%	83%

        At December 31, 2012, there was approximately $2.8 million of total unrecognized compensation cost, as measured, related to unvested stock options and restricted stock and restricted stock units, which is expected to be recognized over a weighted-average period of 3.29 years.

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

        Certain executives of the Company have employment contracts which provide for acceleration of all unvested equity awards in the event that the employee is terminated without cause. During 2012 and 2011, there was no executive involuntarily terminated as part of the 2008 and 2009 Restructuring Plans. During 2010, eight executives were involuntarily terminated as part of the 2008 and 2009 Restructuring

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14—COMMON STOCK AND STOCK INCENTIVE PLANS (Continued)

Plans. For the year ended December 31, 2010, approximately $2.1 million of previously unrecognized compensation costs related to the vesting acceleration was recognized within restructuring.

        The following table summarizes the stock-based compensation expense recognized in the Company's consolidated statement of operations£o

	Years ended December 31,
	2012	2011	2010
	(in thousands)
Cost of net sales	$107	$99	$166
Selling, general and administrative	2,399	2,602	4,600
Research and development	476	328	784
Restructuring	—	—	2,052

Total	$2,982	$3,029	$7,602

        At December 31, 2012 and 2011, there was no stock-based compensation capitalized within inventory.

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

        United States and foreign income (loss) before income taxes and minority interest were as follows:

	Years ended December 31,
	2012	2011	2010
	(in thousands)
United States	$13,061	$18,671	$(44,144)
Foreign	(45,013)	(3,976)	(18,031)

Total	$(31,952)	$14,695	$(62,175)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 15—INCOME TAXES (Continued)

        The components of the provision (benefit) for income taxes are as follows:

	Years ended December 31,
	2012	2011	2010
	(in thousands)
Current
Federal	$—	$17	$335
State	(40)	217	(9)
Foreign	4,643	2,339	3,554

Total Current	4,603	2,573	3,880

Deferred
Federal	—	—	—
State	—	—	—
Foreign	(2,211)	345	(765)

Total Deferred	(2,211)	345	(765)

Total	$2,392	$2,918	$3,115

        As of December 31, 2012, the Company had gross unrecognized tax benefits of approximately $54.0 million and had certain deferred tax assets and the federal tax benefit of state income tax items totaling $41.7 million. Of the total $54.0 million gross unrecognized tax benefits, $12.3 million related to tax benefits that, if recognized, would impact the annual effective tax rate.

        The Company's policy is to recognize interest expense and penalties related to the above unrecognized tax benefits as a component of income tax expense. During 2012, the total amount of interest and penalties recognized in the statement of income was $0.4 million. The Company had accrued interest and penalties of approximately $3.8 million as of December 31, 2012 and approximately $3.9 million as of December 31, 2011.

        The Company is subject to taxation in the U.S. federal jurisdiction and various U.S. state and foreign jurisdictions. The Company is also under audit by the taxing authorities in China on a recurring basis. The material jurisdictions that the Company is subject to examination are in the United States and China. The Company's tax years for 2002 through 2012 are still open for examination in China. The Company's tax years for 2005 through 2012 are still open for examination in the United States.

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

        As of December 31, 2012, the Company had $54.0 million of gross unrecognized tax benefits, of which $12.3 million related to tax benefits that, if recognized, would impact the annual effective tax

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 15—INCOME TAXES (Continued)

rate. The remaining $41.7 million gross unrecognized tax benefits, if recognized, would impact certain deferred tax assets. A summary of the Company's unrecognized tax benefits is as follows:

	Years ending December 31,
	2012	2011	2010
	(in thousands)
Beginning balance-gross unrecognized tax benefits (UTB's)	$55,650	$56,513	$90,597
Additions based on tax positions related to the current year	80	121	2,063
Reductions based on tax positions related to the current year	—	—	(31,222)
Additions for tax positions related to prior years	—	176	352
Reductions for tax positions related to prior years	(1,288)	(1,160)	(3,877)
Settlements	—	—	—
Lapse of statute of limitations	(430)	—	(1,400)

Ending balance—gross unrecognized tax benefits (UTB's)	54,012	55,650	56,513

UTB's as a credit in deferred taxes	(39,402)	(39,758)	(39,758)
Federal benefit of state taxes	(2,312)	(2,338)	(2,338)

UTB's that would impact the effective tax rate	$12,298	$13,554	$14,417

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 15—INCOME TAXES (Continued)

        A summary of the components of net deferred tax assets is as follows:

	December 31, 2012	December 31, 2011
	(in thousands)
Deferred Tax Assets
Allowances and reserves	$16,743	$39,915
Deferred revenue and customer advances, net	3,349	8,222
Net operating loss carryforward	218,158	238,934
Tax credit carryforwards	103,910	106,243
Capital loss carryforwards	18,785	19,282
Writedown/amortization of intangible assets and goodwill	19,642	26,061
Fixed assets	7,500	6,804
Demo equipment income	7,308	7,463
Accrued warranties	66	780
Other	26,404	23,675

Total Deferred Tax Assets	$421,865	$477,379

Deferred Tax Liabilities
Prepaid expense	(155)	(86)
Deferred taxes on unremitted earnings of subsidiaries	—	(36)
Intangibles	—	(877)
Other	—	(6,369)

Total Deferred Tax Liabilities	$(155)	$(7,368)

Total Deferred Tax Assets (Liabilities)	$421,710	$470,011

Less: Valuation Allowance	$(418,285)	$(469,224)

Total Deferred Tax Assets (Liabilities)	$3,425	$787

        The Company provides for deferred income taxes on the unremitted earnings of foreign subsidiaries unless such earnings are deemed to be permanently reinvested outside the United States. In 2012, the Company has no gross U.S. deferred income tax liability on foreign earnings.

        As of December 31, 2012, the Company still has undistributed earnings of approximately $24.4 million from investments in foreign subsidiaries that are considered permanently reinvested. The determination of the amount of deferred taxes on these earnings is not practicable since the computation would depend on a number of factors that cannot be known until a decision to repatriate the earnings is made.

        As of December 31, 2012, the Company's U.S. federal net operating loss carryforwards were $372.3 million and expire in varying amounts between 2026 and 2032. As of December 31, 2012, state net operating loss carryforwards were $220.2 million and expire in varying amounts between 2013 and 2033. The Company has concluded that these federal and state net operating losses did not meet the more likely than not standard contained in FASB ASC 740-10 and has therefore placed a $141.6 million valuation allowance against the related deferred tax assets. In the event the tax benefits related to the valuation allowance are realized, an immaterial amount would be credited to paid-in capital. As of December 31, 2012, the Company also had net operating loss carryforwards, or NOLs, in China of approximately $429.1 million. The China net operating loss carryforwards will expire in varying amounts

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 15—INCOME TAXES (Continued)

between 2014 and 2018. The Company has also concluded that these China net operating losses did not meet the more likely than not standard and has therefore placed a $64.8 million valuation allowance against the related deferred tax assets. As of December 31, 2012, the Company had NOLs in countries other than the U.S. and China. These NOLs are approximately $80.5 million. The majority of the NOLs does not expire and can be carried forward indefinitely. However, the Company concluded these losses did not meet the more likely than not standard and has therefore placed a valuation allowance of $11.8 million against the related deferred tax assets.

        As of December 31, 2012, the Company has U.S. alternative minimum tax credit carryforwards of $1.0 million which have an indefinite life. The Company also has U.S. R&D credit carryforwards of $13.0 million, $2.5 million of the credits have an indefinite life and $10.5 million of the credits expire in varying amounts between 2013 and 2029. The Company has U.S. foreign tax credits of $89.8 million which expire in varying amounts between 2013 and 2022. The Company has concluded that these U.S. tax credit carryforwards did not meet the more likely than not standard contained in FASB ASC 740-10 and has therefore placed a $103.8 million valuation allowance against the related deferred tax assets.

        The difference between the Company's effective income tax rate and the federal statutory rate is reconciled below:

	Years ended December 31,
	2012	2011	2010
	(in thousands)
Federal tax (benefit) at statutory rate	$(11,183)	$5,143	$(21,760)
State tax (benefit)/expense, net of federal income tax benefit	187	645	(918)
Tax benefit of convertible debentures	—	—	—
Stock compensation expense	996	900	1,042
Effect of differences in foreign tax rates	422	1,334	1,853
Tax on unremitted earnings of subsidiaries	—	—	(11)
Effect of tax rate changes on deferred taxes	7	(275)	151
Change in deferred tax valuation allowance	11,511	(3,877)	20,897
Tax credits	(358)	(430)	(1,002)
Other	810	(522)	2,863

Total Tax Expense	$2,392	$2,918	$3,115

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 15—INCOME TAXES (Continued)

        The CIT Law provides the reduced 15% enterprise income tax rate for qualified high and new technology enterprises. Two of the Company's China subsidiaries, HUTS and UTSC, through which the majority of our business in China is conducted, obtained their High and New Technology Enterprise Certificates, or High-tech Certificates, from the relevant approval authorities on September 19, 2008 and December 30, 2008, respectively, and thereafter were approved to pay CIT at the reduced tax rate of 15%. The approval for the reduced 15% tax rate is valid for three years and applies retroactively from January 1, 2008, subject to possible re-assessment by the approval authorities. During the re-assessment, the tax authority may suspend the implementation of the reduced 15% rate. HUTS's High-tech Certificate renewal was approved on October 14, 2011 while UTSC's High-tech Certificate expired on December 30, 2011. HUTS's approval extends the reduced 15% tax rate terms for three years while UTSC preferential tax rate of 15% has ceased and was subject to a tax rate of 25%. However, since both entities are currently in significant loss positions, the change in tax rate will not have a material adverse impact on the business or liquidity until the two China subsidiaries begin to generate profit and deplete all the net operating loss carry forwards. As a result of the IPTV divestiture, UTSC was no longer a subsidiary of the Company after August 31, 2012.

        In 2011, UTSC's deferred tax assets were revalued at 25% due to its disqualification for the reduced rate of 15%. In 2010, the $0.4 million tax benefit for the effect of tax rate changes is attributable to the revaluation of the Company's deferred tax assets in China related to decrease in tax rates due to the HUTS qualifying for the reduced 15% tax rate in 2008 and the UTSC's likely disqualification for the reduced rate of 15% in 2010.

        As of September 30, 2005, the Company did not believe it was more likely than not that it would generate a sufficient level and proper mix of taxable income within the appropriate period to utilize all the deferred tax assets in China and the United States. As a result of the review undertaken at September 30, 2005, the Company concluded that it was appropriate to establish a full valuation allowance for the net deferred tax assets in China and the United States wherein the cumulative losses weigh heavily in the overall assessment. The Company has continued to provide full valuation allowances since 2005 as it did not believe it was more likely than not that it would generate sufficient taxable income within the appropriate period to utilize those deferred tax assets.

        In 2012, the change in deferred tax valuation allowance of $11.5 million is primarily attributable to the tax expense related to continuing to provide full valuation allowance on the Company's deferred tax assets at December 31, 2012 in the United States and China. In 2011, the change in deferred tax valuation allowance of $3.9 million is primarily attributable to the tax expense related to continuing to provide full valuation allowance on the Company's deferred tax assets at December 31, 2011 in the United States and China. In 2010, the change in deferred tax valuation allowance of $20.9 million is primarily attributable to the tax expense related to continuing to provide a full valuation allowance on the Company's deferred tax assets at December 31, 2010 in the United States and China.

        In 2012, the income tax benefit of $0.4 million related to tax credits is primarily attributable to an increase in the amount of foreign tax credits generated in the United States due to foreign taxes paid. In 2011, the income tax benefit of $0.4 million related to tax credits is primarily attributable to an increase in the amount of foreign tax credits generated in the United States due to foreign taxes paid. In 2010, the income tax benefit of $1.0 million related to tax credits is primarily attributable to an increase in the amount of foreign tax credits generated in the United States due to foreign taxes paid.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 16—OTHER INCOME, NET

        Other income, net consists of the following:

	Years ended December 31,
	2012	2011	2010
	(in thousands)
Foreign exchange (losses) gains	$(4,675)	$(8,942)	$8,004
Settlement with MRV Communications(1)	—	—	481
Tax reversal for expiration of the statute of limitations(2)	1,499	—	—
Other	203	777	1,323

Total	$(2,973)	$(8,165)	$9,808

(1)
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

(2)
Previously, when the company divested its Korean subsidiary, the Company provided a tax reserve as it offered indemnification to the buyer for the uncertain tax position arising in the periods before the divestiture. In April 2012, approximately $1.5 million of such tax reserve was released due to the expiration of the statute of limitations, which is five years after the filing of the tax return.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 17—NET INCOME PER SHARE

        The following table sets forth the computation of basic and diluted net income per share for the years ended December 31, 2012, 2011 and 2010:

	Years Ended December 31,
	2012	2011	2010
	(in thousands)
Numerator:
Net income (loss) attributable to UTStarcom Holdings Corp.	$(34,385)	$13,387	$(65,129)
Denominator:
Weighted average shares outstanding—Basic	48,513	51,491	45,686
Potentially dilutive common stock equivalents—stock options and restricted stock	—	150	—

Weighted average shares outstanding—Diluted	48,513	51,641	45,686

Net income (loss) per share attributable to UTStarcom Holdings Corp.—Basic(1)	$(0.71)	$0.26	$(1.43)

Net income (loss) per share attributable to UTStarcom Holdings Corp.—Diluted(1)	$(0.71)	$0.26	$(1.43)

(1)
Authorized share capital of the company was amended by the consolidation of the existing 750,000,000 Ordinary Shares of US$0.00125 par value each into 250,000,000 Ordinary Shares of US$0.00375 par value each effective from March 21, 2013. The Net income (loss) per share attributable to UTStarcom Holding Corp basic and diluted for 2012, 2011 and 2010 have been recomputed to reflect the one for three reverse share split.

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

        For the year ended December 31, 2010, 2011 and 2012, options and restricted stocks to purchase ordinary shares were excluded from the calculation of diluted earnings per share as their effect was anti-dilutive. Please refer to Note 2.

NOTE 18—SEGMENT REPORTING

        With the Company's strategic shifts, beginning on January 1, 2011, the Company realigned its reporting segments to better reflect its new operating structure. Effective January 1, 2011, the new reporting segments are as follows:

  •
  Equipment—Focusing on the Company's equipment sales including network infrastructure and application products. Network infrastructure products mainly include broadband products. Network application products mainly include Wireless infrastructure technologies.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 18—SEGMENT REPORTING (Continued)

  •
  Services—Providing services and support of the Company's equipment products and also the new operational support segment.

  •
  Equipment Based Services—Services and support the Company provides to customers after their purchases of equipment.

  •
  Operational Support Services—Provides new services consisting of:

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

        Summarized below are the Company's segment net sales, gross profit and segment margin for the years ended December 31, 2012, 2011 and 2010 based on the current reporting segment structure. The Company has reclassified its previously reported segment information for the years ended December 31, 2010 to conform to the current segment presentation.

	Years ended December 31,
Net Sales by Segment	2012	% of net sales	2011	% of net sales	2010	% of net sales
	(in thousands, except percentages)
Equipment	$160,688	86%	$285,493	89%	$251,134	86%
Services—Equipment Based Services	25,784	14%	34,539	11%	40,401	14%
—Operational Support Services	256	0%	544	0%	—	0%

Total Sales	$186,728	100%	$320,576	100%	$291,535	100%

	Years ended December 31,
Gross profit by Segment	2012	Gross profit %	2011	Gross profit %	2010	Gross profit %
	(in thousands, except percentages)
Equipment	$64,835	40%	$107,030	37%	$57,567	23%
Services—Equipment Based Services	3,546	14%	9,271	27%	12,671	31%
—Operational Support Services	(223)	-87%	(1,967)	-362%	—	0%

Total Gross profit	$68,158	37%	$114,334	36%	$70,238	24%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 18—SEGMENT REPORTING (Continued)

	Years ended December 31,
Segment Margin and Operating Loss	2012	2011	2010
	(in thousands)
Equipment	$34,661	$72,598	$15,850
Services—Equipment Based Services	3,524	9,162	13,174
—Operational Support Services	(7,420)	(9,806)	(206)

Total segment margin	30,765	71,954	28,818

General and Corporate	(63,351)	(51,155)	(102,540)

Operating Income (Loss)	$(32,586)	$20,799	$(73,722)

        General and corporate expenses include all un-allocated expenses such as sales and marketing, general and administration, common R&D expenses, equity award related charges and restructuring and impairment charges.

        Sales are attributed to a geographical area based upon the location of the customer. Sales data by geographical area are as follows:

	Years Ended December 31,
	2012	% of net sales	2011	% of net sales	2010	% of net sales
	(in thousands, except percentages)
Net Sales by Region
China	$38,544	21%	$157,564	49%	$166,621	57%
Japan	99,367	53%	96,257	30%	48,217	17%
India	23,992	13%	30,789	10%	31,426	11%
United States	—	0%	—	0%	5,903	2%
Other	24,825	13%	35,966	11%	39,368	13%

Total	$186,728	100%	$320,576	100%	$291,535	100%

        Long-lived assets, consisting of property, plant and equipment, by geographical area are as follows:

	December 31,
	2012	2011
	(in thousands)
United States	$—	$34
China	7,729	11,339
Other	1,137	826

Total long-lived assets	$8,866	$12,199

NOTE 19—CREDIT RISK AND CONCENTRATION

Financial Risks:

        Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash, cash equivalents, short-term investments and accounts and notes receivable. The Company places its temporary cash and short-term investments with several financial institutions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 19—CREDIT RISK AND CONCENTRATION (Continued)

Approximately $94.5 million and $205.2 million of the Company's cash and cash equivalents and short-term investments were on deposit in accounts outside the U.S.at December 31, 2012 and 2011, respectively, of which approximately $49.3 million and $134.1 million were held by subsidiaries in China. The decrease in cash held outside of the U.S. was primarily a result of operating losses at certain subsidiaries as well as the divestiture of IPTV.

        The Company's exposure to market risk for changes in interest rates relates primarily to its investment portfolio. The fair value of its investment portfolio would not be significantly affected by either a 10% increase or decrease in interest rates due mainly to the short term nature of most of its investment portfolio with the exception of the available-for-sale securities. The investment classified as available-for-sales securities is reported at fair value. It will be measured subsequently at fair value in the statement of financial position with unrealized gains and losses will be recorded in accumulated other comprehensive income/(loss) in shareholders' equity. Any negative events or deterioration in financial well-being with respect to the counterparties of the long-term investments and the underlying collateral may cause material losses to the Company and have a material effect on the Company's financial condition and results of operations. In addition, the Company's interest income can be sensitive to changes in the general level of U.S. and China interest rates since the majority of its funds are invested in instruments with maturities of less than one year. In a declining interest rate environment, as short term investments mature, reinvestment occurs at less favorable market rates. Given the short term nature of certain investments, declining interest rates will negatively impact the Company's investment income.

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

        The Company's available-for-sale securities are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income (loss) in shareholders' equity. Any negative events or deterioration in financial well-being with respect to the counterparties of these investments may cause material losses to the Company and have a material effect on the Company's financial condition and results of operations.

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

        At December 31, 2012, the Company's accounts receivable balance included amounts due from affiliates of Softbank (a related party—see below) representing approximately 80% of the Company's total accounts receivables, net of allowances for doubtful accounts. At December 31, 2011, the Company's accounts receivable balance included amounts due from affiliates of Softbank representing

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 19—CREDIT RISK AND CONCENTRATION (Continued)

approximately 42% of the Company's total accounts receivables, net of allowances for doubtful accounts.

        The following customers accounted for 10% or more of the Company's net revenues:

	For the years ended December 31,
	2012	2011	2010
Affiliates of Softbank	49%	29%	16%

        Upon the disposal of IPTV, we anticipate the percentage of revenues to total net revenues related to the Affiliates of Softbank may increase in future periods.

        Approximately 42%, 45%, and 53% of the Company's net sales during 2012, 2011, and 2010, respectively, were to entities affiliated with the government of China. Accounts receivable balances from these China government affiliated entities or state owned enterprises were $6.3 million and $32.8 million, respectively, as of December 31, 2012 and 2011. The Company extends credit to its customers in China generally without requiring collateral. In global sales outside of China, the Company may require letters of credit from its customers. The Company monitors its exposure for credit losses and maintains allowances for doubtful accounts.

Country Risks:

        Approximately 21%, 49%, and 57% of the Company's sales for the year ended December 31, 2012, 2011, and 2010, respectively, were made in China. Accordingly, the political, economic and legal environment, as well as the general state of China's economy may influence the Company's business, financial condition and results of operations. The Company's operations in China are subject to special considerations and significant risks not typically associated with companies in the United States. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Company's results may be adversely affected by, among other things, changes in the political, economic and social conditions in China, and by changes in governmental policies with respect to laws and regulations, changes in China's telecommunications industry and regulatory rules and policies, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation.

        In addition, the major customers of the Company are Japan-based customers. Therefore, our results of operations may be adversely affected by the political and business relationship between China and Japan as well as other events affecting Japan in general. From time to time there have been tensions and conflicts between China and Japan. Adverse changes in political and economic policies, geopolitical uncertainties, and international conflicts between China and Japan may lead to reduce in our sales. Any future conflicts between China and Japan may have an adverse impact on the political and business relationship of the two countries. Furthermore, events affecting Japan in general, such as natural disasters, Japanese Yen devaluation may also have a negative impact on our business, financial condition and results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

        During 2012, 2011, and 2010, the Company recognized revenue and cost of net sales for sales of telecommunications equipment and services to affiliates of Softbank as follows:

	Years Ended December 31,
	2012	2011	2010
	(in thousands)
Net sales	$92,011	$94,201	$46,267
Cost of net sales	51,448	33,790	19,147

Gross profit	$40,563	$60,411	$27,120

        Fluctuations in gross profit as a percentage of net sales are expected and generally result from changes in product mix. In the year ended December 31, 2012, the increased sales of high margin PTN products contributed to the gross profit as a percentage of net sales. In the year ended December 31, 2011, the increased sales of high margin PTN products contributed to the gross profit as a percentage of net sales. In the year ended December 31, 2010, gross profit as a percentage of net sales also benefited approximately $2.4 million from the release of previously deferred revenue carve-out for potential penalty and cancellation penalties as a result of completing these obligations. Included in accounts receivable at December 31, 2012 and 2011 were $12.1 million and $8.5 million, respectively, related to these transactions. Amounts due to Softbank included in accounts payable was $Nil million and $1.9 million at December 31, 2012 and 2011, respectively.

        Sales to Softbank include a three-year service period and a penalty clause if product failure rates exceed a certain level over a seven year period. As of December 31, 2012 and 2011, the Company's customer advance balance related to Softbank agreements was $4.7 million and $2.6 million, respectively. The current deferred revenue balance related to Softbank was $6.5 million and $15.8 million as of December 31, 2012 and 2011, respectively. The Company's noncurrent deferred revenue balance related to Softbank was $4.6 million as of December 31, 2012 compared to $7.2 million as of December 31, 2011.

        As discussed in Note 6, the Company has a $2.3 million investment in SBI and affiliates of Softbank have a controlling interest in SBI.

        As of December 31, 2012 and 2011, Softbank beneficially owned approximately 10.2% and 9.7%, respectively, of the Company's outstanding shares.

Yellowstone

        Subsequent to the completion of BEIID investment on September 7, 2010, one of the Company's new directors also served as a director for Yellowstone Investment Advisory Ltd, or Yellowstone. During 2012 and 2011, the Company paid approximately $1.8 million and $0.2 million, respectively, for consulting services provided by Yellowstone. During 2011, the Company also paid a success fee of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 20—RELATED PARTY TRANSACTIONS (Continued)

0.9 million for acquisition support service provided by Yellowstone, the expense of which was recorded in 2010.

NOTE 21—401(K) PLAN

        On January 1, 2000, the Company adopted the UTStarcom, Inc. 401(k) Savings Plan, or 401(k) Plan, a cash-or-deferred arrangement, which covers the Company's eligible employees who have attained the age of 21. The Company's matching contributions under the 401(k) Plan were suspended, effective March 1, 2009. The plan was reinstituted in 2010 and the Company contributed to a maximum of $3,252 per employee for the 2010 plan year. The Company's matching contributions were subject to a five-year vesting schedule based upon longevity of employee service with the Company. Due to the transfer of the Company's U.S. based corporate operations to China, the 401(K) Plan was terminated as of October 1, 2010. No additional plan was adopted in 2011and 2012. Matching contributions were $0.3 million in 2010.

NOTE 22—SUBSEQUENT EVENTS

Tender Offer

        On November 30, 2012, the Company announced the commencement of a tender offer (the Tender Offer) to purchase up to 25,000,000 (or 8,333,333 after reverse share split) of its ordinary shares at a price of $1.20 (or $3.60 after reverse share split) per share. The Tender Offer expired on January 3, 2013. As of January 10, 2013, the Company has accepted for purchase 25,000,000 (or 8,333,333 after reverse share split) of the Company's ordinary shares at a cost of approximately $30 million under the Tender Offer. All the repurchased shares through the tender offer have been cancelled at the purchasing date of January 10, 2013

One-for-Three Reverse Share Split

        On March 21, 2013, shareholders of the Company approved the consolidation of the authorized share capital of the company from the existing 750,000,000 Ordinary Shares of US$0.00125 par value each into 250,000,000 Ordinary Shares of US$0.00375 par value each. As a result, the one-for-three reverse split of the company's ordinary shares became effective on March 21, 2013 with trading of the post-reverse split-adjusted basis on the NASDAQ Global Select Market commencing as of the opening of trading on Friday, March 22. All shares related data used in the presentation of these financial statements have been have been adjusted retroactively to reflect the one for three reverse share split.

Disposal of Bodashutong

        In December 2011, the Company invested $0.6 million into Beijing Bodashutong Technology Development Co. Ltd, or Bodashutong, through its subsidiaries, Shidazhibo (Beijing) Culture and Media Co. Ltd. and UTStarcom (China) Co., Ltd. The Company owned a 30% equity interest of Bodashutong as of December 31, 2012, and accounts for this investment using the equity method.

        On September 21, 2012, the Board of Directors of Bodashutong approved a Board Resolution to approve Shidazhibo (Beijing) Culture and Media Co. Ltd to transfer its equity interest in Bodashutong to other three shareholders of Bodashutong equally at consideration of $0.6 million which is equal to the Company's investment cost. The equity transfer was approved by the State-owned Assets

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 22—SUBSEQUENT EVENTS (Continued)

Supervision and Administration Commission of the State Council in February 2013 and the equity interest transfer was completed in March 2013.

Receipt of "Go Private" Proposal

        The Board of Directors (the "Board") of the Company has received a preliminary non-binding proposal letter dated March 27, 2013 from one of its Directors, Mr. Hong Liang Lu, and entities affiliated with him (collectively, "Mr. Lu"), and Shah Capital Opportunity Fund LP and Himanshu H. Shah (collectively, "Shah Capital") to acquire all of the outstanding shares of UTStarcom not currently owned by Mr. Lu or Shah Capital in a going private transaction for $3.20 per ordinary share in cash, subject to certain conditions. Mr. Lu and Shah Capital currently own approximately 3.2% and 17.6% of UTStarcom's ordinary shares, respectively. The Board has formed a special committee of independent directors (the "Special Committee") consisting of three independent directors, Baichuan Du, Sean Shao and Linzhen Xie, to consider this proposal.

NGN spin off

        On March 22, 2013, the Company entered into the agreement to divest all of our NGN related assets and liabilities to a third party for a cash payment of $2.7 million by the Company.

DOCSIS-EOC disposal

        On March 22, 2013, the Company entered into the agreement to dispose its DOCSIS-EOC product to a third party with a cash consideration of $1.8 million by the buyer. The transaction was closed at Apr 9, 2013.

SCHEDULE I

UTSTARCOM HOLDINGS CORP. (UNCONSOLIDATED—PARENT COMPANY BASIS)

REGISTRANT BALANCE SHEETS

(in thousands, except par value)

	December 31,
	2012	2011
	(in thousands)
ASSETS
Investment in affiliated companies	$243,426	$278,801

Total assets	243,426	278,801

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable—intercompany	27,584	14,163

Total current liabilities	27,584	14,163

Total liabilities	27,584	14,163

Stockholders' equity:
Ordinary share: $0.00125 par value; 750,000 authorized shares; 159,966 and 156,507 shares issued at December 31, 2012 and December 31, 2011, respectively; 142,968 and 151,816 shares outstanding at December 31, 2012 and December 31, 2011, respectively (Note 1)(1)	182	182
Additional paid-in capital	1,309,761	1,306,780
Treasury stock, at cost: 16,998 and 4,691 shares at December 31, 2012 and December 31, 2011, respectively (Note 2)	(20,421)	(6,301)
Accumulated deficit	(1,153,301)	(1,118,916)
Accumulated other comprehensive income	79,621	82,893

Total stockholders' equity	215,842	264,638

Total liabilities and stockholders' equity	$243,426	$278,801

(1)
Authorized share capital of the company was amended by the consolidation of the existing 750,000,000 Ordinary Shares of US$0.00125 par value each into 250,000,000 Ordinary Shares of US$0.00375 par value each, and became effective on March 21, 2013. The authorized shares, issued shares, outstanding shares, and treasury stock shares for 2012 and 2011 have been adjusted retroactively to reflect the one for three reverse share split.

The accompanying notes are an integral part of these financial statements.

 UTSTARCOM HOLDINGS CORP. (UNCONSOLIDATED—PARENT COMPANY BASIS)

CONDENSED INFORMATION AS TO THE RESULTS OF OPERATIONS OF THE REGISTRANT

(in thousands)

Years ended December 31,
	2012	2011	2010
(in thousands)
Net sales
Unrelated parties	$—	$—	$—
Related parties	—	—	—
Intercompany	—	—	—
Cost of sales
Unrelated parties	—	—	—
Related parties	—	—	—
Intercompany	—	—	—

Gross profit	—	—	—

Operating expenses:
Selling, general and administrative	2,315	2,217	2,631
Research and development	—	—	—
Amortization of intangible assets	—	—	—
Restructuring charges	—	—	—
Impairment of long-lived assets	—	—	—

Total operating expenses	2,315	2,217	2,631

Operating loss	(2,315)	(2,217)	(2,631)
Interest income	—	—	—
Interest expense	—	—	—
Other income, net	—	—	—
Loss before income taxes and equity in loss of affiliated companies	(2,315)	(2,217)	(2,631)
Equity in net income (loss) of affiliated companies	(32,070)	15,604	(62,498)
Income tax benefit (expense)	—	—	—

Net income (loss)	$(34,385)	$13,387	$(65,129)

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

        The Company is generally a holding company of certain subsidiaries, or collectively subsidiaries. The condensed financial statements of the Company have been prepared with the assumption that the current corporate structure has been in existence throughout all relevant periods.

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

        The Company is a shell company and does not have any activities. Operating expenses for the Company for the years ended December 31, 2012, 2011 and 2010 consisted mainly of the retaining fee for the Board of Directors, its director and officer insurance expenses, and the expenses associated with investor relations. As the Company does not have any cash activity, the recorded expenses were paid on behalf of the Company by UTStarcom, Inc., its subsidiary, and statements of cash flows have been omitted.

NOTE 2—REPURCHASE OF ORDINARY SHARES

        On August 12, 2011, the Company's Board of Directors approved a repurchase program of up to $20 million of its ordinary shares outstanding over the 12 months through August 15, 2012. In August 2012, the Company's Board of Directors approved to extend the repurchase program to August 2013. As of December 31, 2012, the Company has repurchased 12,524,614 shares (or 4,174,871 shares after reverse share split) at a cost of $15.1 million under this program. The Company did not terminate this program prior to its expiration during the year 2013. On November 30, 2012, The Company announced a commencement of a tender offer (the Tender Offer) to purchase up to 25,000,000 (or 8,333,333 after reverse share split) of its ordinary shares at a price of $1.20 (or $3.60 after reverse share split) per share. The Tender Offer expired on January 3, 2013. As of January 10, 2013, the Company had accepted for purchase 25,000,000 (or 8,333,333 after reverse share split) of the Company's ordinary shares at approximately $30.0 million under the Tender Offer. All the repurchased shares through the tender offer have been cancelled at the purchasing date of January 10, 2013 and all the repurchased shares under the repurchase program have been classified as treasury shares of the Company. The Company did not have any other share repurchase programs that have expired in 2012 and did not make further purchases of shares under any other programs during the year 2012.

 SCHEDULE II

UTSTARCOM HOLDINGS CORP.

VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

For the Years Ended December 31, 2012, 2011, and 2010

Description	Balance at beginning of the period	Charged (credited) to costs and expenses	Charged (credited) to other accounts	(Deductions) Adjustments IPTV divestiture	(Deductions) Adjustments	Balance at end of the period
	(in thousands)
Year ended December 31, 2012
Allowance for doubtful accounts	$30,145	$(1,148)	$—	$(17,625)	$(576)	$10,796
Tax valuation allowance	$469,224	$(30,745)	$(20,194)	$—	$—	$418,285
Year ended December 31, 2011
Allowance for doubtful accounts	$32,176	$2,161	$—	$—	$(4,192)	$30,145
Tax valuation allowance	$473,914	$(3,877)	$(813)	$—	$—	$469,224
Year ended December 31, 2010
Allowance for doubtful accounts	$26,065	$5,499	$—	$—	$612	$32,176
Tax valuation allowance	$481,742	$20,897	$(28,725)	$—	$—	$473,914

(1)
Charged (credited) against other comprehensive income.

(2)
Represents write-offs of allowance for doubtful accounts and foreign exchange differences.