Form 20-F
period 2013-12-31
UTSTARCOM HOLDINGS CORP.
filed 2014-04-18
CIK 1030471

Use these links to rapidly review the document
UTSTARCOM HOLDINGS CORP.
UTSTARCOM HOLDINGS CORP. TABLE OF CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013.

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

OR

☐    SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-35216

UTStarcom Holdings Corp.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant's name into English)
 Cayman Islands
(Jurisdiction of incorporation or organization)
 Unit 7, Level 23, One Island East, 18 Westlands Road, Hong Kong
(Address of principal executive offices)

Jane Zhen Zuo
Investor Relations
Union 7, Level 23, One Island East,
18 Westlands Road, Hong Kong
Phone: (852) 3750-7632
jane.zuo@utstar.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered pursuant to Section 12(b) of the Act:
 None
Securities registered pursuant to Section 12(g) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, $0.00375 par value	The NASDAQ Stock Market LLC

           Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
 NONE
(Title of Class)

           Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 39,777,854 ordinary shares, par value US$0.00375 per share.

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

           Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

           If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17    ☐    Item 18    ☐

           If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes ☐    No ☒

           (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

           Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes ☐    No ☐

UTSTARCOM HOLDINGS CORP.

i

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

        This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2011, 2012 and 2013.

        This annual report contains translations of certain Renminbi amounts into U.S. dollars at the rate of RMB6.0537 to $1.00, the noon buying rate on December 31, 2013 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See "Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuation in the value of the Renminbi may have a material adverse effect on your investment."

        This annual report also contains translations of certain Japanese Yen amounts into U.S. dollars at the rate of JPY105.25 to $1.00, the noon buying rate on December 31, 2013 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Japanese Yen or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Japanese Yen, as the case may be, at any particular rate or at all. Fluctuation in the value of the Japanese Yen may have a material adverse effect on your investment. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Currency rate fluctuations may adversely affect our cash flow and operating results."

        Our ordinary shares are listed on the NASDAQ Stock Market, or NASDAQ, under the symbol "UTSI." On March 21, 2013, we effected a one-for-three reverse share split of our ordinary shares. Unless otherwise specified, all share and per share information in this annual report has been retroactively adjusted to reflect this reverse share split.

        On June 24, 2011, we effected a merger, or the Merger, to reorganize the corporate structure of UTStarcom, Inc., a Delaware corporation incorporated in 1991, and its subsidiaries. The Merger resulted in shares of the common stock of UTStarcom, Inc. being converted into the right to receive an equal number of ordinary shares in our capital, which were issued by us in connection with the Merger. Following the Merger, UTStarcom, Inc. became our wholly owned subsidiary and we became the parent company of UTStarcom, Inc. and its subsidiaries. See Part I, Item 4.C for a list of our subsidiaries. We, together with our subsidiaries, continue to conduct our business in substantially the same manner as was conducted by UTStarcom, Inc. and its subsidiaries. The transaction was accounted for as a legal re-organization of entities under common control. Accordingly, we have prepared our consolidated financial statements as if the current corporate structure had been in existence throughout all relevant periods. Our consolidated financial statements prior to the Merger reflect the financial position, results of operations and cash flows of UTStarcom, Inc. and its subsidiaries. Our consolidated financial statements as of and for the years ended December 31, 2011, 2012 and 2013 reflect our financial position, results of operation and cash flows.

PART I

ITEM 1—IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not Applicable.

ITEM 2—OFFER STATISTICS AND EXPECTED TIMETABLE

        Not Applicable.

ITEM 3—KEY INFORMATION

A.    Selected Financial Data

        The following selected consolidated statement of operations data for the years ended December 31, 2011, 2012 and 2013 and the selected consolidated balance sheet data as of December 31, 2012 and 2013 have been derived from our audited financial statements included elsewhere in this annual report. The selected consolidated financial data should be read in conjunction with those financial statements and the accompanying notes and "Item 5. Operating and Financial Review and Prospects" below. Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

        Our selected consolidated statements of operations data for the years ended December 31, 2009 and 2010 and our consolidated balance sheets as of December 31, 2009, 2010 and 2011 have been derived from our audited consolidated financial statements, which are not included in this annual report.

	Years Ended December 31,
	2013	2012	2011	2010	2009
	(in thousands, except per share amounts)
Consolidated Statement of Operations Data:
Net sales(1)	$164,439	$186,728	$320,576	$291,535	$386,344
Gross profit	$40,220	$68,158	$114,334	$70,238	$64,979
Operating income (loss)(2)	$(13,233)	$(29,543)	$21,275	$(73,722)	$(218,688)
Net income (loss) attributable to UTStarcom Holdings Corp.	$(22,721)	$(34,385)	$13,387	$(65,129)	$(225,688)
Net income (loss) per share attributable to UTStarcom Holdings Corp.—Basic and Diluted(3)	$(0.58)	$(0.71)	$0.26	$(1.43)	$(5.31)

	Years Ended December 31,
	2013	2012	2011	2010	2009
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$107,773	$179,880	$301,626	$351,507	$265,843
Working capital	$107,935	$196,372	$280,010	$213,736	$94,591
Total assets	$366,967	$488,091	$600,940	$784,283	$929,111
Total short-term debt	$—	$—	$—	$—	$—
Long-term debt	$—	$—	$—	$—	$—
Total UTStarcom Holdings Corp. shareholders' equity	$150,380	$215,842	$264,638	$240,929	$255,359

(1)
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

(2)
The Company has reclassified the prior year presentation of investment impairment loss to present on a separate line consistent with the 2013 presentation in the Consolidated Statements of Operations and Comprehensive Income (Loss). We consider this adjustment immaterial to the Consolidated Statements of Operations and Comprehensive Income (Loss) of 2012 and 2011.

(3)
On March 21, 2013, we effected a one-for-three reverse share split of our ordinary shares. As a result, our authorized share capital was amended by the consolidation of 750,000,000 ordinary shares of US$0.00125 par value each into 250,000,000 ordinary shares of US$0.00375 par value. Net income (loss) per share attributable to UTStarcom Holding Corp. (basic and diluted) for 2009 through 2013 have been recomputed to reflect retroactively the one-for-three reverse share split.

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

        We reported net loss attributable to UTStarcom Holdings Corp. of $34.4 million and $22.7 million for the years ended December 31, 2012 and 2013, compared to net income of $13.4 million for the year ended December 31, 2011. As of December 31, 2013, we had an accumulated deficit of $1,176.0 million.

        In the third quarter of 2012, we divested our loss-making IPTV equipment business for $30 million, which helped us redeploy capital to support higher return opportunities. As of December 31, 2013, we had $107.8 million in cash or cash equivalents. Our management believes that we will have sufficient liquidity in 2014 to finance our anticipated operations, capital expenditure requirements and new business acquisitions and investments, as well as achieve projected cash collections from customers and contain expenses and cash used in operations. However, we may not achieve such operating performance and our management expects to continue to implement our liquidity plans, including reducing operating expenses and improving cash collections and receivable turnover. However, if we cannot successfully implement our liquidity plans, it may be necessary for us to make significant changes to our business plans and strategy to maintain adequate liquidity. In addition, various other factors may negatively impact our liquidity, such as:

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

        On November 15, 2012, we announced a new strategic plan to build on our past transition initiatives and focus our core business on broadband equipment products and services, with the aim to develop our media operational support services, and participate in new and higher-margin business areas. We expect that the adoption of this new strategic plan will in time result in a more predictable, recurring revenue stream based on a large number of sources. However, we may not be successful in the markets where we expect to focus our growth efforts. If our current or future strategic plans for the business of our company are not as successful as originally anticipated, or at all, our business, financial prospects and results of operations may be materially and adversely affected.

Our cost-reduction initiatives and restructuring plans may not result in anticipated savings or more efficient operations. Our restructuring may disrupt our operations and adversely affect our operations and financial results.

        On June 24, 2011, we completed the Merger, which changed our place of incorporation from the United States to the Cayman Islands. By redomiciling to a jurisdiction outside the United States, we qualified as a "foreign private issuer" under the rules and regulations of the Securities and Exchange Commission, or the SEC, and thereby reduced our operational, administrative, legal and accounting costs. On August 31, 2012, we completed the divestiture of our IPTV business to redeploy capital to support higher return opportunities and reduce the operating expenses. In the fourth quarter of 2013, as part of our cost reduction initiative, we consolidated our research and development, manufacturing and back office functions to our facilities in Hangzhou. However, our restructuring may not improve our results of operations and cash flows as we anticipated. Our inability to realize the benefits of our cost-reduction initiatives and restructuring plans may result in an ineffective business structure that could negatively impact our results of operations. In addition to severance and other employee-related costs, our restructuring plans may also subject us to litigation risks and expenses.

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

        We have experienced significant changes in our management and our Board of Directors in recent years. For example, in November 2013, we appointed a new director, bringing our total number of directors to eight. In 2012, we appointed a new chairman for our board of directors, chief executive officer and chief financial officer. Although we have endeavored to implement any director and management transition in as non-disruptive a manner as possible, any such transition might impact our business, and give rise to uncertainty among our customers, investors, vendors, employees and others concerning our future direction and performance, which may materially and adversely affect our business, financial condition, results of operations and cash flows, and our ability to execute our business model.

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

We rely on a Japanese customer for a significant portion of our net sales. Any deterioration of our relationship or any interruption to our ongoing collaboration with this customer may significantly harm our business, financial condition and results of operations.

        A significant portion of our net sales is derived from a Japanese customer, SOFTBANK CORP. and its related entities, or collectively, Softbank, which previously was one of our principal shareholders. On January 14, 2014, Softbank sold all of our shares held by it to us and one of our other shareholders. In 2013, our net sales to Softbank totaled approximately $90.3 million, representing approximately 54.9% of our total net sales. We anticipate that our dependence on Softbank will continue for the foreseeable future. Consequently, any one of the following events may cause material fluctuations or declines in our net sales or liquidity position and have a material adverse effect on our financial condition and results of operations:

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

        Although we have continued our collaboration with Softbank since 2008, Softbank may not continue working with us in the future, whether due to changes in management preferences, business strategy, corporate structure or other factors. Our failure to continue our collaboration with this customer may adversely affect our business, financial conditions and results of operations.

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

        The average selling prices of our products may decrease in the future in response to product introductions by us or our competitors or other factors, including price pressures from customers. Sales of products with low gross profit margins may adversely affect our profitability and result in losses with respect to such products. Therefore, we must continue to develop, source and introduce new products and enhancements to existing products that incorporate features that can be sold at higher average selling prices. Failure to do so, or the failure of consumers or our direct customers to accept such new products, could cause our revenues and profitability to decline.

Our market is subject to rapid technological change and we must continually introduce new products and product enhancements that achieve market acceptance to compete effectively.

        The market for broadband equipment is characterized by rapid technological developments, frequent new product introductions, changes in consumer preferences and evolving industry and regulatory standards. Our success will depend in large part on our ability to enhance our technologies and develop and introduce new products and product enhancements that anticipate changing service provider requirements, technological developments and evolving consumer preferences. We may need to make substantial capital expenditures and incur significant R&D expenses to develop and introduce new products and enhancements. If we fail to develop and introduce new products or enhancements to existing products that effectively respond to technological change on a timely basis, our business, financial condition and results of operations could be materially and adversely affected.

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

        Our business is subject to risk from changing foreign exchange rates because we conduct a substantial part of our business in a variety of currencies other than the U.S. dollar. In 2013, a majority of our sales were made in Japan and denominated in Japanese Yen. We also have made significant sales denominated in Renminbi and Indian Rupees. Additionally, we have exposures to emerging market currencies, which can have extreme currency volatility. Adverse movements in currency exchange rates may negatively affect our cash flow and operating results. We recorded net foreign currency losses of $8.9 million and $4.7 million in 2011 and 2012, respectively, and a net foreign currency gain of $3.9 million in 2013. We currently do not use forward and option contracts to hedge against the risk of foreign currency rate fluctuation in the eventual net cash inflows and outflows resulting from foreign currency denominated transactions with customers, suppliers, and non-U.S. subsidiaries. Furthermore, we would be limited in our ability to hedge our exposure to rate fluctuations in certain currencies, including the Japanese Yen, Reminbi and Indian Rupee, due to

PRC-governmental currency exchange control regulations that restrict currency conversion and remittance. Even if we engage in hedging activities in the future, we may not be successful in minimizing the impact of foreign currency fluctuations. As a result, fluctuations in foreign currencies may have a material impact on our business, results of operations and financial condition.

We may not be able to take advantage of acquisition opportunities or achieve the anticipated benefits of completed acquisitions.

        We have in the past acquired certain businesses, products and technologies. We will continue to evaluate acquisition prospects that would complement our existing product offerings, augment our market coverage, enhance our technological capabilities, or that may otherwise offer growth opportunities. To the extent we desire raising additional funds for purposes not currently included in our business plan(such as taking advantage of acquisition opportunities, developing new or enhanced products, responding to competitive pressures, or raising capital for strategic purposes), additional financing for these or other purposes may not be available on acceptable terms or at all. If we raise additional funds through the issuance of equity securities, our shareholders will experience dilution of their ownership interest, and the newly issued securities may have rights superior to those of ordinary shares. If we raise additional funds by issuing debt, our ability to meet our debt service obligations will be dependent upon our future performance, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control. Additionally, debt obligations may subject us to limitations on our operations and increased leverage. In addition, acquisitions involve numerous risks, including difficulties in the assimilation of operations, technologies, products and personnel of the acquired company; failures in realizing anticipated synergies; diversion of management's attention from other business concerns; adverse effects on existing business relationships with customers; difficulties in retaining business relationships with suppliers and customers of the acquired company; risks of entering markets in which we have no direct or limited prior experience; the potential loss of key employees of the acquired company; unanticipated costs; difficulty in maintaining controls, procedures and policies during the transition and integration process; failure of our due diligence process to identify significant issues, including issues with respect to product quality, product architecture and legal and financial contingencies; product development; significant exit charges as impairment charges if products or businesses acquired are unsuccessful or do not perform as expected; potential future impairment of our acquisitions or investments; potential full or partial write-offs of acquired assets or investments and associated goodwill; potential expenses related to the amortization of intangible assets; and, in the case of the acquisition of financially troubled businesses, challenges as to the validity of such acquisitions from third party creditors of such businesses.

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

        From time to time we make financial and/or strategic investments in third party businesses. We cannot be certain that such investments will be successful. In certain instances we have lost part or all of the value of such investments, resulting in a financial loss and/or the loss of potential strategic opportunities. We recognize an impairment charge on our investment when a decline in the fair value of such investment below the cost basis is judged to be other-than-temporary. In making this determination, we review several factors to determine whether the losses are other-than-temporary, including but not limited to: (i) the length of time the investment was in an unrealized loss position, (ii) the extent to which fair value was less than cost, (iii) the financial condition and near term prospects of the issuer, and (iv) our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value. For the year ended December 31, 2013, we recorded impairment charges of $9.4 million related to investments. If we have to write down or write off our investments, or if potential strategic opportunities do not develop as planned, our financial performance may suffer. Moreover, these investments are often illiquid, such that it may be difficult or impossible for us to monetize such investments.

We could incur asset impairment charges for goodwill, intangible assets or other long-lived assets or long-term investments, which could negatively affect our future operating results and financial condition.

        Historically, we had goodwill, intangible assets, other long-lived assets and long-term investments, the value of which may decrease, or be impaired, over time. As of December 31, 2013, we had no goodwill and intangible assets, but had other long-lived assets and long-term investments, and we may have goodwill and intangible assets in the future. We are required to perform periodic assessments for any possible impairment of our goodwill, intangible assets, other long-lived assets and long-term investments for accounting purposes. We test goodwill for impairment during the fourth quarter of each fiscal year, or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. These events or circumstances include unfavorable variances from established business plans, significant changes in forecasted results or volatility inherent in external markets and industries. We review the recoverability of the carrying value of long-lived assets held and used and long-lived assets to be disposed of whenever events or changes in circumstances indicate that the carrying value of the assets or asset groups may not be recoverable. For example, in the fiscal year ended December 31, 2009, we recorded impairment charges of $33.3 million related to long-lived assets. Any such charge may adversely affect our operating results and financial condition.

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

        Wireless handset products previously sold by us are subject to a wide range of environmental, health and safety laws, including laws relating to the use, disposal and cleanup of, and human exposure to, hazardous substances. There have been claims made alleging a link between the use of wireless handsets and the development or aggravation of certain cancers, including brain cancer. The scientific community is divided on whether there is a risk from wireless handset use, and if so, the magnitude of the risk. Even if there is no link established between wireless handset use and cancer, the negative publicity and possible litigation could have a material adverse effect on our business. In the past, several plaintiffs' groups have brought class actions against wireless handset manufacturers and distributors, alleging that wireless handsets have caused cancer. To date, we have not been named in any of these actions and none of these actions have been successful. In the future we could incur substantial costs in defending ourselves against similar claims, regardless of their merit. Also, claims may be successful in the future and may have a material adverse effect on our financial condition.

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

        Our operations and the products we manufacture and/or sell are subject to a wide range of global environmental, health and safety laws. Compliance with existing or future environmental, health and safety laws could subject us to future costs, liabilities, impact our production capabilities, constrict our ability to sell, expand or acquire facilities and generally impact our financial performance. Some of these laws relate to the use, disposal, cleanup of, and exposure to, hazardous substances. Over the last several years, the European Union, or the EU, countries have enacted environmental laws regulating electronic products. For example, beginning July 1, 2006, our products have been subject to laws that mandate the recycling of waste in electronic products sold in the EU and that limit or prohibit the use of certain substances in electronic products. Other countries outside of Europe are expected to adopt similar laws. We may incur additional expenses to comply with these laws.

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

        As of December 31, 2013, we have identified a material weaknesses in our internal control over financial reporting and have concluded that our internal controls over financial reporting were not effective as of December 31, 2013. The requirements of Section 404 of the Sarbanes-Oxley Act are ongoing and also apply to future years. We expect that our internal control over financial reporting will continue to evolve as we continue in our efforts to transform our business. Although we are committed to continue to improve our internal control processes and we will continue to diligently and vigorously review our internal control over financial reporting in order to ensure compliance with the Section 404 requirements, any control system, regardless of how well designed, operated and evaluated, can provide only reasonable, not absolute, assurance that its objectives will be met. In addition, successful remediation of the control deficiencies identified as of December 31, 2013 is dependent on our ability to hire and retain qualified employees and consultants. Therefore, we cannot be certain that in the future additional material weaknesses or significant deficiencies will not exist or otherwise be discovered.

Risks Relating to Conducting Business in China

Uncertainties with respect to China's economic, political and social condition, as well as government policies, could adversely affect our business and results of operations.

        A significant portion of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China's economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. While the PRC economy has experienced significant growth in the past twenty years, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various economic and political policies and laws and regulations to encourage economic development and guide the allocation of resources. Any adverse changes to these policies of the PRC government or the laws and regulations of the PRC, or other factors detrimental to China's economic development, could have a material adverse effect on the overall economic growth of China, which could adversely affect our business. For example, from time to time, the PRC government implements monetary, credit and other policies or otherwise makes efforts to slow the pace of growth of the PRC economy, which could result in decreased capital expenditures by our end customers in China, reduce their demand for our products, and adversely affect our business and results of operations.

China's governmental and regulatory reforms may impact our ability to do business in China.

        Since 1978, the PRC government has been in a state of evolution and reform. The reforms have resulted in and are expected to continue to result in significant economic and social development in China. Many of the reforms are unprecedented or experimental and may be subject to change or readjustment due to a variety of political, economic and social factors. Multiple government bodies are involved in regulating and administering affairs in the telecommunications and information technology industries, among which the Ministry of Industry and Information Technology and Telecommunications Administration, or the MIIT, the National Development and Reform Commission, or NDRC, the State-owned Assets Supervision and Administration Commission, or SASAC, and the State Administration of Press, Publication, Radio, Film and Television, or SAPPRFT (a governmental organization formed in 2013 as a result of the merger of the original State Administration of Radio, Film and Television and the original General Administration of Press and Publication), play the leading roles. These government agencies have broad discretion and authority over all aspects of the telecommunications and information technology industry in China, including but not limited to, setting the telecommunications tariff structure, granting carrier licenses and frequencies, approving equipment and products, granting product licenses, approving the form and content of transmitted data, specifying technological standards as well as appointing carrier executives, all of which may impact our ability to do business in China.

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

        In addition to modifying the existing telecommunications regulatory framework, the PRC government is currently preparing a draft of a standard, national telecommunications law, or the Telecommunications Law, to provide a uniform regulatory framework for the telecommunications industry. The Telecommunications Law has been included in the law legislation plan of the Standing Committee of the 11th National People's Congress. We do not yet know the final nature or scope of the regulations that would be created if the Telecommunications Law is passed. Accordingly, we cannot predict whether it will have a positive or negative effect on us or on some or all aspects of our business.

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

        Direct foreign investments are subject to certain restrictions with respect to the operating of telecom, cable and media businesses. Under the "Telecommunications Regulations" issued by the State Council on September 25, 2000 and the "Provisions on Administration of Foreign Invested Telecommunications Enterprises" issued by the State Council on December 11, 2001, amended on September 10, 2008, the shareholding of foreign investors is limited to up to 49% for basic telecom business and is limited to up to 50% for value-added telecom business. Under the "Measures on Administration of Publication of Audio-Visual Programs through Internet or Other Information Network" issued by SAPPRFT on July 6, 2004, the "Administration Measures on Transmitting Business of Radio and Television Programs" issued by SAPPRFT on July 6, 2004, the "Administration Measures on Wireless Transmitting Web of Radio and Television Programs" issued by SAPPRFT on November 15, 2004, the "Administrative Provisions on Internet Audio-visual Program Service" jointly issued by SAPPRFT and MIIT on December 20, 2007, and the related implementing rules of these regulations, foreign investors are prohibited from holding any equity interest in enterprises operating IPTV, iDTV and Internet TV business in the PRC.

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

        SAFE has promulgated regulations that require PRC residents and PRC corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. On October 21, 2005, SAFE issued the Circular on Issues Relating to Foreign Exchange Administration of Financings and Return Investments by Onshore Residents Utilizing Offshore Special Purpose Companies, or SAFE Circular 75, which became effective on November 1, 2005. SAFE issued several implementation measures and guidelines thereafter to further specify the procedures and document requirements as provided under SAFE Circular 75. Under these SAFE regulations, PRC residents who make, or have previously made, direct or indirect investments in offshore companies will be required to register those investments. In addition, any PRC resident who is a direct or indirect shareholder of an offshore company is required to file or update the registration with the local branch of SAFE with respect to that offshore company any material change involving its round-trip investment, capital variation, such as an increase or decrease in capital, transfer or swap of shares, merger, division, long-term equity or debt investment or creation of any security interest. If any PRC shareholder fails to make the required SAFE registration or file or update the registration, the PRC subsidiaries of that offshore parent company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company, and the offshore parent company may also be prohibited from injecting additional capital into its PRC subsidiaries. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

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

Registered public accounting firms in China, including our independent registered public accounting firm, are not inspected by the U.S. Public Company Accounting Oversight Board, which deprives us and our investors of the benefits of such inspection.

        Auditors of companies whose shares are registered with the U.S. Securities and Exchange Commission and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board (the "PCAOB") and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards applicable to auditors. Our independent registered public accounting firm is located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB, notwithstanding the requirements of U.S. law, is currently unable to conduct inspections without the approval of the Chinese authorities. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

        This lack of PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our common stock are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm's audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

If a recent initial decision rendered by the Administrative Law Judge (the"ALJ") in administrative proceedings brought by the SEC against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, becomes final, we could be unable timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934.

        In December 2012, the SEC instituted administrative proceedings against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC's rules and regulations thereunder by failing to provide to the SEC the firms' audit work papers with respect to certain PRC-based companies that are publicly traded in the United States.

        On January 22, 2014, the ALJ presiding over the matter rendered an initial decision that each of the firms had violated the SEC's rules of practice by failing to produce audit workpapers to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months. The Big Four PRC-based accounting firms recently appealed the ALJ's initial decision to the SEC. The ALJ's decision does not take effect unless and until it is endorsed by the SEC. Any SEC endorsement or other determination could be appealed by the accounting firms through the U.S. federal courts. While we cannot predict the outcome of the SEC's review or that of any subsequent appeal process, if the accounting firms are ultimately temporarily denied the ability to practice before the SEC, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to the delisting of our common stock from NASDAQ or the termination of the registration of our common stock under the Securities Exchange Act of 1934, or both, which would substantially reduce or effectively terminate the trading of our common stock in the United States.

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

  •
  changes in governmental regulations or policies in Japan, China and other countries in which we do business;

  •
  our, or a competitor's, announcement of new products, services or technological innovations;

  •
  changes in our senior management;

  •
  the operating and stock price performance of other comparable companies;

  •
  news and commentary emanating from the media, securities analysts or government bodies in China relating to us and to our industry in general;

  •
  fluctuations in the exchange rates between the Renminbi, the Japanese yen and the U.S. dollar;

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

        Entities affiliated with Shah Capital Management, or collectively, Shah Capital, and E-Town International Holding (Hong Kong) Co. Limited, or E-Town, beneficially owned approximately 26.1% and 10.0%, respectively, of our outstanding shares as of March 31, 2014. E-Town also has the right to designate a member of our board of directors. As a result, Shah Capital and E-Town have the ability to influence all matters submitted to our shareholders for approval, as well as our management and affairs. Matters that could require shareholder approval include:

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

        If we are unable to maintain compliance with the conditions for continued listing required by NASDAQ, then our ordinary shares may be subject to delisting from NASDAQ. NASDAQ Listing Rule 5450(a)(1) requires that our shares trade above $1.00 per share. Our shares traded below $1.00 for periods in 2012 and 2013, and on March 15, 2013 we received formal notice from NASDAQ that we were not in compliance with NASDAQ's Listing Rules. While we returned to full compliance on April 11, 2013, our shares may trade below $1.00 per share again in the future. If our ordinary shares are delisted from NASDAQ, our ordinary shares may not be eligible to trade on any national securities exchange or the over-the-counter market. If our ordinary shares are no longer traded through a market system, their liquidity may be greatly reduced, which could negatively affect their price. In addition, we may be unable to obtain future equity financing, or use our ordinary shares as consideration for mergers or other business combinations. A delisting from NASDAQ may also have other negative implications, including the potential loss of confidence by suppliers, customers and employees, the loss of institutional investor interest, and fewer business development opportunities and could lead to a default under certain of our contractual arrangements.

We believe that we will be treated as a U.S. corporation for United States federal income tax purposes.

        As discussed more fully under "Item 10.E—Taxation—U.S. Federal Income Taxation," we have been treating UTStarcom as a U.S. corporation for all purposes of the U.S. Internal Revenue Code of 1986, as amended (the "Code"). As a result, the Company will be subject to U.S. federal income tax on its worldwide income. In addition, if UTStarcom pays dividends to a Non-U.S. Holder, as defined in the discussion under the section "Item 10.E—Taxation—U.S. Federal Income Taxation," it will be required to withhold U.S. income tax at the rate of 30%, or such lower rate as may be provided in an applicable income tax treaty. Each investor should consult its own tax advisor regarding the U.S. federal income tax position of UTStarcom and the tax consequences of holding our shares.

ITEM 4—INFORMATION ON THE COMPANY

A.    History and Development of the Company

        UTStarcom, Inc. was originally incorporated in 1991 as a Delaware corporation. In April 2011, we were incorporated as UTStarcom Holdings Corp. as an exempted company under the laws of the Cayman Islands. On June 24, 2011, we effected the Merger to reorganize the corporate structure of UTStarcom, Inc., and its subsidiaries. The Merger resulted in the shares of common stock of UTStarcom, Inc. being converted into the right to receive an equal number of ordinary shares in our capital, which were issued by us in connection with the Merger. Following the Merger, UTStarcom, Inc. became our wholly-owned subsidiary and we became the parent company of UTStarcom, Inc. and its subsidiaries. The transaction was accounted for as a legal re-organization of entities under common control. See Item 4.C for a listing of our subsidiaries. We, together with our subsidiaries, continue to conduct our business in substantially the same manner as was conducted by UTStarcom, Inc. and its subsidiaries.

        In July 2012, we announced a number of strategic initiatives, including the divestiture of our IPTV business, which accounted for 44.1% and 15.8% of our net sales in 2011 and 2012, respectively. The divestiture was closed in August 2012. The divested IPTV business became a privately-held standalone company led by Mr. Jack Lu, our former chief executive officer. As part of the transaction, we invested in the IPTV business through a $20 million convertible bond that will be convertible into 33% of the new IPTV business's common stock in five years. The new IPTV business entered into a brand licensing arrangement with us to ensure business continuity for its customers and business partners. The divestiture served as a means of redeploying capital to support higher return opportunities, particularly in the value-added services area, and accelerated our ongoing transition into a higher growth business.

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

        On March 27, 2013, we received a preliminary non-binding proposal letter dated March 27, 2013 from one of our Directors, Mr. Hong Liang Lu, and entities affiliated with him, or collectively, Mr. Lu, and Shah Capital Opportunity Fund LP, to acquire all of our outstanding shares not currently owned by

Mr. Lu or Shah Capital Opportunity Fund LP in a going private transaction for $3.20 per ordinary share in cash, subject to certain conditions. The going private-proposal was withdrawn on November 1, 2013.

        Our ordinary shares are traded on NASDAQ under the same ticker symbol "UTSI," under which UTStarcom, Inc.'s common stock had previously traded. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our telephone number at this address is +1 (345) 949 8066. Our agent for service of process in the United States is CT Corporation System and its address is 111 Eighth Avenue, New York, NY 10011, USA. Our principal executive offices are located at Unit 7, Level 23, One Island East, 18 Westlands Road, Hong Kong. We can be reached by telephone at +86 (571) 8192-8888.

B.    Business Overview

        Our core business is providing next generation broadband products, solution and services. As a global telecom infrastructure provider, we focused on delivering innovative carrier-class broadband transport and access (both Wi-Fi and fixed line) products and solutions, optimized for mobile backhaul, metro aggregation, broadband access and Wi-Fi data offloading. Historically, we have also offered various interactive multimedia communications products and services. These businesses were discontinued in 2012 and 2013.

        Our broadband products are designed to satisfy customer demand for high speed and cost-effective data, voice and multimedia services. Our broadband technologies enable high-speed voice, video and data access and transport over broadband IP-based networks. The broadband product lines include innovative family of Packet Transport Network (PTN) products based on Multi Protocol Label Switch Transport Profile (MPLS-TP) and Carrier Ethernet (CE) technologies, Multi-Services Transport Platform (MSTP), fixed line and wireless broadband access solutions including Multi Services Access Network (MSAN), Fiber To The X (FTTx) and Wi-Fi solutions to support the network evolution.

Optical Transport Products

        Our optical transport products include Packet Transport Network (PTN) product lines and Multi-Services Transport Platform (MSTP) product line based upon internationally defined optical transmission standards. Our products convert and translate data, video, voice or other traffic into an optical signal that is transmitted over glass fiber. The product platform includes a centralized network management system that simultaneously processes multiple speeds ranging from 155 Megabits per second for traditional voice service to 1000 Gigabits per second for data intensive services.

        PTN.    In October 2009, we announced the debut of our expanded NetRing™ Transport Network, or NetRing™ TN, product portfolio, which combines packet switch, optical transport and time/clock synchronization technologies to meet customers' metro-level networking requirements through support of wide range of protocols, standards and interfaces coupled with highest reliability and carrier-class set of features. The product line is implemented in a complete line of network elements from compact metro access boxes to high-performance core devices, and offers a broad feature set, including network-wide time/clock synchronization, carrier class sub 50ms recovery resiliency, guaranteed Quality Of Service (QoS) and Service Level Agreement (SLA) enforcement, end-to-end multi-layer Operation Administration & Maintenance (OAM), and a wide range of interfaces Ethernet, Time Division Multiplex (TDM), asynchronous transfer mode (ATM), synchronous digital hierarchy (SDH)/synchronous optical network (SONET).

        Our NetRing™ TN packet optical transport system is based on the latest Multi Protocol Label Switch Transport Profile (MPLS-TP) and Carrier Ethernet (CE) technologies. It is highly flexible, reliable, scalable and cost-effective and can be deployed for key applications such as carrier mobile backhaul, metro Ethernet services for enterprise and broadband aggregation. It is capable of carrying

TDM, ATM, SDN/SONET and Ethernet services seamlessly over a reliable and scalable network, with resiliency at par with traditional SDH networks. It also enables legacy enterprise services over Ethernet, providing 'wholesale' connectivity and an alternative for leased lines. In August 2013 we introduced the NetRing™TN701 product, the newest product in the NetRing™ TN packet optical transport product family. The NetRing™TN701 product aims to help operators enhance profitability by extending the availability and reliability of MPLS-TP network from metro core and aggregation to the network edge. It offers improved capabilities including optimized dimensions, extended reach to the network edge, improved signaling and durability and enhanced reliability.

        We also introduced the new release of Network Management System, or NMS, in August 2013, which augments our next generation of packet optical transport solutions and allows customers to expand the capacity of their existing PTN networks and aggregate the management of large-scale networks. The newly released NMS enhances the number of packet transport network nodes managed under one network, extending the industry average of few hundreds or thousands to 50,000 nodes, increases MPLS-TP service management volume capacity by fifteen times.

        MSTP.    We introduced our NetRing™ MSTP optical product line in December 2003. While our MSTP product is designed to provide multi-services including Time Division Multiplex (TDM), asynchronous transfer mode (ATM) and Ethernet to individual customers over a synchronous digital hierarchy (SDH) basic architecture, our NetRing™ products are designed for the high bandwidth needs of a multiple types of services area. MSTP product lines includes access box NetRing™ 600, mid-range NetRing™ 2500, and high-end NetRing™ 10000. NetRing™ provides a broad range of functions for carriers to manage voice, data and video traffic with network management functions previously available only on multiple, independent platforms. In late 2008, we introduced our new state-of-art 320G switch fabric product—NetRing™ 40K which has been successfully deployed to certain key customers and still see the strong demands for network expansion in year 2013.

Broadband Access

        Our Broadband Access product family includes various IP-based products that help network operators to reach their customers in the most suitable and efficient way through a choice of technologies and their combinations including wireless (Wi-Fi) and fixed line (GPON, MSAN) solutions in order to provide optimal broadband experience to customers via a cost-effective converged network.

Wi-Fi Products

        Our Wi-Fi products include a complete solution for a managed wireless access network—Multi-Service Gateway and carrier-grade Wi-Fi access points (AP), implementing efficient 3G/4G data offloading based on Wi-Fi technology. MSG Plus series products MSG10K Plus and MSG2000 Plus are the world's first Multi-Service Gateways that combine routing, switching, WLAN gateway and access controller functionality into a unified multi-core system. MSG Plus provides an excellent data offloading solution to 3G/4G mobile network operators, allowing them to optimize operating costs while offering higher bandwidth availability to their subscribers through up to 120 000 access points supported per MSG10K Plus chassis. In 2013, we have successful deployed MSG10K Plus to certain key customers and carried commercial and live traffic. Carrier-grade Wi-Fi Access Points includes UOA5200, a new generation, high performance 802.11a/b/g/n outdoor access device, working with MSG Plus series Gateway, providing data rates up to 300Mbp, and UIA3200, dual-band 802.11n indoor Access Point designed specifically to meet the rising demand of bandwidth for mobile network operators.

EPON/GPON.

        In 2004, we introduced our GEPON product. A passive optical network is a system configuration that brings optical fiber all the way to the end user using unpowered optical splitters which enable a single optical fiber to serve multiple premises. Our GEPON platform is designed to provide high subscriber density and low cost of entry, making it a compelling alternative to traditional telephone or broadband solutions. Following the global trend of PON technology, our GPON family succeeds to GEPON mature technology and platform, strong NMS and various Optical Network Units, or ONU, through global partnership with industry GPON provider. In 2011, we introduced DOCSIS-EOC solutions that we anticipate will better serve the cable market. On April 9, 2013, we completed the disposal of our DOCSIS-EOC related assets.

MSAN

        MSAN offers a wide range of services including IPTV, High-Speed Internet Access, POTS, ISDN, VoIP, over twisted pair copper and optical fiber. UTStarcom's iAN Multimedia Network Edge is a leading MSAN platform with accumulated over 40 million lines installed worldwide. The latest iAN platform—iAN1200 series MSAN portfolio which was introduced in 2008 accommodates carrier-grade broadband access, telephony and data service interfaces in a single compact NGN platform, enabling operators to offer value added "Triple Play" and broadband business services and migrate to NGN while maintaining the traditional telephony services. MSAN B1200 product line includes high (iAN B1205E), medium (iAN B1205) and low (iAN B1202) capacity devices that offer the benefit of converged access with an integrated TDM migration, POTS termination, DSL, Media Gateway and Ethernet/ xPON uplinks on the same platform.

MARKETS AND CUSTOMERS

        The table below describes net sales by geographic region for the fiscal years ended December 31, 2013, 2012 and 2011.

	Years Ended December 31,
	2013	% of net sales	2012	% of net sales	2011	% of net sales
	(in thousands, except percentages)
Net Sales by Region
China	$6,945	4%	$38,544	21%	$157,564	49%
India	$26,595	16%	$23,992	13%	$30,789	10%
Japan	$93,203	57%	$99,367	53%	$96,257	30%
Taiwan	$13,332	8%	$9,824	5%	$7,055	2%
Other	$24,364	15%	$15,001	8%	$28,911	9%

	$164,439	100%	$186,728	100%	$320,576	100%

        Our products and services are deployed and implemented in regions throughout the world including Asia, Latin America and Europe. China was our largest market in 2011, representing 49% of our net sales. Our net sales in China decreased in 2012 primary due to the completion of amortization of deferred revenue associated with PAS infrastructure sales in 2011. The net sales from the amortization of deferred revenue associated with PAS infrastructure sales was $95.3 million in 2011. On August 31, 2012, we completed a sale of our IPTV business to an entity founded by our former chief executive officer, which also contributed to the decrease in net sales in China in 2012. Net sales from the China region continued to decrease in 2013 due to the divestiture of our IPTV business. Japan was our second largest market in 2011, representing 30% of our net sales. In 2012 and 2013, Japan was our largest market, representing 53.2% and 56.7% of our net sales in 2012 and 2013, respectively.

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

        Our customers, typically telecommunications and cable service providers, enable delivery of wireless, wire line and broadband access services including data, voice, and/or television to their subscribers. They include, but are not limited to, local, regional, national and international telecommunications carriers, including broadband, cable, Internet, wire line and wireless providers. Telecommunications and cable service providers typically require extensive proposal review, product certification, test and evaluation and network design and, in most cases, are associated with long sales cycles. Our customers' networking requirements are influenced by numerous variables, including their size, the number and types of subscribers that they serve, the relative teledensity (the number of phone lines per 100 persons) of the geography served, their subscriber demand for IP communications and access services in the served geography. A significant portion of our net sales is derived from a Japanese customer, Softbank, which is also one of our former shareholders. In 2013, our net sales to Softbank totaled approximately $90.3 million, representing approximately 54.9% of our total net sales. We anticipate that our dependence on Softbank will continue for the foreseeable future. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We rely on a Japanese customer for a significant portion of our net sales. Any deterioration of our relationship or any interruption to our ongoing collaboration with this customer may significantly harm our business, financial condition and results of operations."

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

        We believe our competitive strengths are derived from three main factors: our ability to introduce and deploy well developed IP-based technologies and products; our reputation for providing a customer-centric business model and solving complex problems; and our market leadership position in China and India along with an important presence in selective key markets across the Asia-Pacific region. By contrast, our competitive disadvantages include our relatively smaller size in terms of revenues, working capital, and financial resources and number of employees as compared to many of our competitors, our lack of history and experience in selling to many of the largest carriers in well-established markets and our lack of consumer brand recognition in markets outside of China and India.

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

        In the past we have made, and expect to continue to make, significant investments in research and development. For the years ended December 31, 2013, 2012 and 2011, our R&D expenses totaled $14.5 million, $28.1 million and $30.1 million, respectively. The decrease in R&D expenses is primarily due to reduced spending in non-core business units and cost reductions resulting from streamlined operations.

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

REGULATIONS

        Multiple government bodies are involved in regulating and administering affairs in the telecommunications and information technology industries in China, among which the MIIT, NDRC, SASAC and SAPPRFT play the leading roles. These government agencies have broad discretion and authority over all aspects of the telecommunications and information technology industry in China, including but not limited to, setting the telecommunications tariff structure, granting carrier licenses and frequencies, approving equipment and products, granting product licenses, approving of the form and content of transmitted data, specifying technological standards as well as appointing carrier executives, all of which may impact our ability to do business in China. See Item 3.D "Risk Factors—Risks Relating to Conducting Business in China."

C.    Organizational Structure

        We are a holding company incorporated in the Cayman Islands.

        The following table sets forth our subsidiaries, including their country of incorporation or residence and our ownership interest in such subsidiaries.

Name	Place of Incorporation or Organization	Proportion of Ownership Interest
UTStarcom, Inc.	U.S.A	100%
UTStarcom International Products, Inc.	U.S.A	100%
UTStarcom International Services, Inc.	U.S.A	100%
Issanni Communications, Inc.	U.S.A	100%
UTStarcom Telecom Co., Ltd	China	100%
UTStarcom Hong Kong Ltd	Hong Kong SAR	100%
UTStarcom Japan KK	Japan	100%
UTStarcom, S.A. de C.V.	Mexico	100%
UTStarcom Ireland Limited	Ireland	100%
UTStarcom Taiwan Ltd	Taiwan	100%
UTStarcom Network Solutions—Redes de Nova Geração Ltda.	Brazil	100%
UTStarcom Korea Limited	Korea	100%
UTStarcom Argentina S.R.L.	Argentina	100%
UTStarcom India Telecom Pvt	India	100%
UTStarcom (Thailand) Limited	Thailand	100%
MyTV Corporation	Cayman Island	100%
UTStarcom (Philippines), Inc.	Philippines	100%
UTStarcom Hong Kong Investment Holding ltd	Hong Kong	100%
UTStarcom (Beijing) Technologies Co., Ltd.	China	100%

D.    Property, Plants and Equipment

        Our principal executive offices are located in Hong Kong, China. Our research and development, manufacturing and back office functions are located at our office facilities in Hangzhou, China.

        In March 2011, we entered into a non-cancellable lease agreement for our office facilities in Hangzhou, China. Under the terms of this lease agreement, we have leased 35,425 square meters (approximately 0.4 million square feet) of gross floor area above ground of the buildings, including common areas, through July 15, 2016.

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

A.    Operating Results

OVERVIEW

        On June 24, 2011, we effected the Merger to reorganize the corporate structure of UTStarcom, Inc., a Delaware corporation incorporated in 1991, and its subsidiaries. The Merger resulted in the shares of common stock of UTStarcom, Inc. being converted into the right to receive an equal number of ordinary shares in our capital, which were issued by us in connection with the Merger. Following the Merger, UTStarcom, Inc. became our wholly-owned subsidiary and we became the parent company of UTStarcom, Inc. and its subsidiaries. See Item 4.C for a listing of our subsidiaries. We, together with our subsidiaries, continue to conduct our business in substantially the same manner as was conducted by UTStarcom, Inc. The transaction was accounted for as a legal re-organization of entities under common control. Accordingly, we prepared our consolidated financial statements with the assumption that the current corporate structure had been in existence throughout all relevant periods. Our consolidated financial statements prior to the Merger reflect the financial position, results of operations and cash flows of UTStarcom, Inc. and its subsidiaries. Our consolidated financial statements as of December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013 reflect the Company's financial position, results of operation and cash flows.

        The following discussions of our financial condition and results of operations and cash flows are based upon the information as described above.

        We are a global telecom infrastructure provider dedicated to developing technology that will serve the rapidly growing demand for bandwidth from cloud-based services, mobile, streaming and other applications. We work with carriers globally, from Asia to the Americas, to meet this demand through a range of innovative broadband packet optical transport and wireless/fixed-line access products and solutions. We focus on delivering innovative carrier-class broadband transport and access (both Wi-Fi and fixed line) products and solutions, optimized for mobile backhaul, metro aggregation, broadband access and Wi-Fi data offloading. Collectively, our range of solutions is designed to expand and modernize telecommunications networks through smooth network system integration, lower operating costs and increased broadband access. We also provide the carriers with increased revenue opportunities by enhancing their subscribers' user experience. The majority of our business is based in Japan, China, Taiwan, India and other Asian markets.

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

Divestitures

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

        In connection with the divestiture, we transferred approximately $41.4 million in current assets, $1.2 million in property, plant and equipment and other long term assets and $74.1 million in liabilities, and as a result, we recorded a net loss of $17.5 million during 2012 related to the transaction, which primarily consists of $13.4 million of severance payment for termination of employees related to IPTV business or transfer of IPTV business related employees to the buyer, write-off of $3.8 million of prepaid VAT no longer receivable due to the disposition, $1.7 million transaction costs, partially offset by a gain of $1.5 million from the net liability release. We paid the remaining unpaid balance of approximately $0.5 million in April 2013.

        Due to the delay of customer contract assignments, we are still the primary obligor for most of the contracts related to IPTV equipment business as they were not legally assigned to the buyer. Therefore, we were not able to derecognize the related liabilities of those un-assigned contracts. Since all of the economic risks and benefits of the un-assigned contracts had been transferred to the buyer of the IPTV business, we recorded a portion of the payment made to the buyer at the time of the divestiture as the deferred service cost to offset such liabilities related to those un-assigned contracts. As of December 31, 2013, we had both liabilities and deferred costs of $29.3 million related to those un-assigned contracts. We will continue to recognize revenue for those unassigned contracts when they meet the revenue recognition criteria. At the same time, we will recognize an equal amount of deferred costs associated with those contracts. Therefore, there will be no gross margin impact from the revenue recognition of those contracts.

        On March 22, 2013, we entered into an agreement to divest all of our NGN related assets and liabilities to a third party. Pursuant to the agreement, we recorded $3.2 million in divestiture losses, consisting of $2.7 million of compensation to the buyer for taking over a loss-making business and $0.5 million of severance for the transferred employees, signing bonus and retention bonus to incentivize certain key employees to sign employment contracts with the buyer. The remaining accrual balance as of December 31, 2013 was $0.8 million, which will be paid upon the completion of all the contracts and when the assets are transferred out. We have determined that the sale of this product line did not meet the criteria for presentation as a discontinued operation because of the Company's continuing involvement.

        On March 22, 2013, we entered into an agreement to dispose our DOCSIS-EOC product line to a third party with a cash consideration of $1.8 million by the buyer. At the date of the transfer, this product was still under the development phase with no customer orders. We received the full amount of $1.8 million during the second and third quarters of 2013 and the same amount of divestiture gain was recorded in the respective periods. The transaction was completed in the third quarter of 2013. The product line is not a reportable segment under ASC 280, nor an operating segment or reporting unit. As a product line, it does not have separable cash flows as it shared services and costs with other product lines in the broadband unit. Therefore, we determined that the sale of this product line did not meet the criteria for presentation as a discontinued operation.

Investments

        In September 2004, we invested $2.0 million in Series A preferred stock of ImmenStar, Inc., or ImmenStar. ImmenStar was a development stage company that designed a chip that was used in our products. This investment was accounted for under the cost method. In February 2007, ImmenStar was acquired by Cortina Systems, Inc., or Cortina. In exchange for our investment in ImmenStar, we received 3.6 million shares of Series D Preferred Convertible Stock of Cortina at $0.837 per share and $1.8 million cash in March 2007, and an additional 0.4 million shares of Series D Preferred Convertible Stock of Cortina at $0.837 per share and $0.2 million cash from escrow during 2008. As a result of the acquisition, we recorded a gain on investment of $2.8 million in other income, net in 2007 and $0.5 million in 2008. We owned approximately 1% interest in Cortina as of December 31, 2013. During 2013, we assessed the fair value of Cortina, and concluded that there was no impairment charge for us to record.

        In October 2004, we invested $3.0 million in Series D preferred convertible stock of GCT Semiconductor, Inc., or GCT, which designs, develops and markets integrated circuit products for the wireless communications industry. This investment represents approximately a 2% interest in GCT., This investment is accounted for under the cost method. In the first quarter of 2013, we reviewed the carrying value of our investment in GCT Semiconductor including reviewing its cash position, recent financing activities, financing needs, earnings/revenue outlook, operational performance, and competition. Based on this review, we determined that there had been other-than-temporary decline in GCT's fair value and recorded an impairment charge of $1.0 million for the year ended December 31, 2012. On Apr 4, 2013, we received an official invitation from GCT to participate in the next round of financing in their preferred stock. However the fair value of GCT based on the pricing information included in their official financing invitation was lower than the previous assessed fair value. Therefore, we recorded an additional $1.2 million impairment provision against our investment in GCT in the statement of operations for the year ended December 31, 2012. The Company assessed the fair value of GCT as of December 31, 2013, and concluded that there was no impairment charge for the Company to record.

        In December 2010, we invested $2.1 million into ACELAND Investments Limited, or ACELAND. ACELAND is a joint venture entity we formed with ZTE H.K. Limited. The entity's investment objective is to participate in the investment in Wireless City Planning operated by Softbank to develop XGP business. Pursuant to the investment agreement, in the second quarter of 2011, we extended a shareholder loan to ACELAND in the amount of $7.1 million which could be used by ACELAND to subscribe for Class B Wireless City Planning shares. The shareholder loan was made by all shareholders of ACELAND in proportion to their equity interests in ACELAND. Based on the terms of the loan which make repayment contingent on certain events, we accounted for it as an equity investment. We owned approximately 35% interest in ACELAND as of December 31, 2013 and accounts for the investment in ACELAND using the equity method. ACELAND is a holding company and its sole investment is the 10.23% interest of Wireless City Planning, which is a company in the early stage of development, with fair values that vary immaterially from 2012 to 2013. ACELAND did not incur any significant income or losses in 2013, 2012 and 2011.

        In 2008, we invested $0.5 million into SBI NEO Technology, or SBI, in exchange for approximately 2% of the partnership interest in SBI. The partnership's investment objective is to invest in unlisted or listed companies in Japan and overseas that are engaged in high growth businesses, including businesses focused on information technology and the environment. In the first quarter of 2010 and 2011 and the fourth quarter of 2012, we contributed an additional $0.7 million, $0.7 million and $0.6 million into SBI, respectively, and maintained a partnership interest of approximately 2% as of December 31, 2013. We concluded that we do not have a controlling interest in SBI as we do not have the power to direct the activities of SBI that most significantly impact the entity's economic performance, nor do we have any significant influence over SBI, therefore, we account for the investment in SBI using the cost method. During the year of 2013, the Company assessed the fair value of SBI, and concluded that there was no impairment charge for the Company to record.

        On August 31, 2012, we completed the sale of our IPTV business to UTStarcom Hong Kong Holdings Ltd., which is our former subsidiary and currently owned by Jack Lu, our former Chief Executive Officer, and paid a total consideration of approximately $30.0 million. In connection with this transaction, we recorded a net loss of $17.5 million during 2012. On the same day, UTStarcom Hong Kong Holdings Ltd. issued a convertible bond, or the Convertible Bond, to UTStarcom Hong Kong Ltd., one of our subsidiaries, in the principal amount of $20.0 million. The Convertible Bond bears interest at 6.5% per annum and will be mature on August 31, 2017. On or prior to the maturity date, if UTStarcom Hong Kong Holdings Ltd. achieves P&L run-rate breakeven, the $5.0 million of principal of the Convertible Bond will be converted into 8% of the outstanding shares of UTStarcom Hong Kong Holdings Ltd. At the maturity date, we may convert the outstanding principal amount of the Convertible Bond and all accrued and unpaid interest into fully paid and nonassessable ordinary shares of UTStarcom Hong Kong Holdings Ltd. equal to 25% (if 8% of shares specified above are issued) or 33% (if 8% of shares specified above are not issued) of the outstanding shares of UTStarcom Hong Kong Holdings Ltd. or may elect cash payment. The Convertible Bond was classified as available-for-sale securities subject to fair value accounting. As of December 31, 2013, the fair value of the Convertible Bond was approximately $20.0 million, according to our assessment. See Note 6 to our Consolidated Financial Statements included under Item 18 of this Annual Report on Form 20-F.

        In November 2012, we invested $8 million in Series B Preferred Stock of AioTV Inc, or AioTV, at $0.320937 per share. AioTV stands for "all-in-one TV" and the company is a leading international cloud-based video aggregation and distribution platform. Our investment objective is to obtain access to technology that will support our rollout of subscription-based, value-added media services. We owned 44% equity interest of AioTV as of December 31, 2013. The preferred stock were classified as available-for-sale securities. AioTV currently cooperates with consumer electronics makers, cable and telecommunications service providers in North America, South America and Europe. During 2013, we assessed the fair value of the investment, and concluded that there was no impairment charge for us to record.

        On October 16, 2010, the Company entered into an Ordinary Shares Purchase Agreement with iTV Media Inc., or iTV Media, and Smart Frontier Holdings Limited, or Smart Frontier, the sole shareholder of iTV Media, to enable the Company to launch an Internet TV platform. Pursuant to the Ordinary Shares Purchase Agreement, the Company agreed to purchase from Smart Frontier 5,100,000 ordinary shares of Stage Smart Limited, through which Smart Frontier held iTV Media interests, or the Purchased Shares, for an aggregate purchase price of $10.0 million. Concurrent with entering into the Ordinary Shares Purchase Agreement, the Company also entered into a Series A Preference Shares Purchase Agreement with iTV Media and its affiliated entity, its wholly owned subsidiaries, and Smart Frontier. Pursuant to the Series A Preference Shares Purchase Agreement, the Company agreed to purchase from iTV Media 9,600,000 Series A Preference Shares of iTV Media at a price of $2.08333 per share, for an aggregate cash consideration of $20.0 million. The Company issued 4,473,272 (or 1,491,091 after reverse share split) ordinary shares to Smart Frontier with a fair value of $9.8 million based on the market price of the Company's ordinary share as at November 8, 2010 for the purchase price of $10.0 million for the iTV Media ordinary shares and made cash payments of $20.0 million to iTV Media for the purchase of Series A Preference Shares.

        On April 15, 2012, we entered into a Share Exchange Agreement with the shareholders of iTV Media for the exercising of the repurchase right. The transaction was effective on June 4, 2012 and the transfer was completed on June 21, 2012. Upon the excise of the Share Exchange Agreement, 1,491,091 UTStarcom ordinary shares (after taking into account the reverse share split) previously held by Smart Frontier was transferred back to our company. Accordingly, the 5,100,000 ordinary shares of Stage Smart previously held by UTStarcom were transferred back to Smart Frontier based on the same schedule. After the repurchase, we decreased our ownership in iTV Media from 75% to approximately 49% and the number of directors we are entitled to elect to the iTV Media's board of directors decreased from three to two out of a total of five directors, which resulted in our losing control of iTV and triggered deconsolidation of iTV Media from our consolidated financial statements starting in 2012. As a result of the repurchase, we measured the fair value of our retained interests in the Series A Preference Shares of iTV Media at the date of losing control, which amounted $14.9 million. Upon the deconsolidation, we derecognized the assets (including an appropriate allocation of goodwill) and liabilities of iTV Media at their carrying amounts on the date control was lost, and derecognized the carrying amount of any non-controlling interest at the date control was lost (including any components of accumulated other comprehensive income attributable to it), and recognized the fair value of the proceeds from the transaction. There was no material gain or loss resulting from the transaction. Since the remaining Series A Preference Shares of iTV Media we invested are not qualified as the in-substance common stock at that time due to their substantive liquidation preference, we used the cost method to account the iTV Media investment after the deconsolidation for the year ended December 31, 2012, and subsequently switched to the equity method starting in the first quarter of 2013 due to further investment in the convertible bonds of iTV Media as discussed below.

        On December 3, 2012, iTV Media issued a convertible bond to us for cash in the principal amount of $3.0 million which shall be convertible into the preference shares issued in a qualified financing, as defined in the convertible bond agreement, or additional Series A Preferred Stock, if a qualified financing is completed. The conversion price per share equals to the lesser of 85% of the per share price paid to the other purchaser of preference shares sold in the qualified financing and the price per share of the Series A Preferred Stock paid by us. According to the terms of the convertible bond, the convertible bond bears interest at 6.5% per annum and matured on December 31, 2013 and subsequently the maturity date was extended to December 31, 2015. The convertible bond is classified as available-for-sale securities subject to fair value accounting.

        On January 2, 2013, iTV Media issued another convertible bond to us for cash in the principal amount of $5.0 million with a maturity date of December 31, 2013, and also subsequently extended the maturity date to December 31, 2015. The issuance of these additional convertible bonds triggered a reassessment of the our accounting for its investment in the preference shares. Due to the additional convertible bond investment and the decreasing fair value of the ordinary shares of iTV Media in relation to the total fair value of iTV Media, we determined that the preference shares of iTV Media owned by us now substantively participated in the risks and rewards of iTV Media, irrespective of the liquidation preferences, and were considered as in-substance common stock. Therefore, we concluded that the equity method criteria had been met and equity accounting commenced in the first quarter of 2013. As a result, the Company recorded total $9.6 million losses for the equity investment in 2013 equivalent to 49% of iTV Media's losses for the year. As of December 31, 2013, the remaining balance in the preferred stock is $5.3 million.

        In the second quarter of 2013, we further invested in an additional $15.0 million convertible bond issued by iTV Media with a maturity date of May 31, 2014. In the fourth quarter of 2013, we further invested in an additional $12.1 million convertible bond issued by iTV Media, of which $5.0 million was invested through cash with a maturity date of August 31, 2014 and $7.1 million through the conversion of outstanding receivables with a maturity date of December 31, 2015. No significant gain or loss was generated from the conversion of receivables to convertible bonds because it was converted at the book value of the receivables. Despite the additional investment, we still do not have the power to control and direct the activities that most significantly affect iTV Media's economic performance. Through December 31, 2013, we have invested $20.0 million in preference shares and $35.1 million convertible bonds in iTV Media. If converted, these investments represent approximately 73% of the equity of iTV Media. Nevertheless, we do not have control over iTV Media because the founder and CEO of iTV Media retains the right to elect three of the five board members of iTV Media unless the voting interests controlled by him falls below 10% of the total voting interest of iTV Media. As iTV Media's board of directors has the power to elect or dismiss officers, approve the budget, make strategic decisions and evaluate possible merger and acquisition opportunities for iTV Media, the founder and CEO of iTV Media controls it. iTV Media is considered as a Variable Interest Entity because it is thinly capitalized. Management has concluded the founder and CEO of iTV Media was the primary beneficiary of iTV Media for the year ended December 31, 2013, because he has meets the power criterion and loss/benefits criterion in accordance to ASC 81010-25. For the above reasons, the company did not consolidate iTV Media as for the year ended December 31, 2013. After taking $9.1 million impairment charge in 2013, the convertible bond investments balance at December 31, 2013 was $26.0 million. If iTV Media could not get funding that are more senior than the convertible bonds from other parties, once the preferred shares book value is reduced to zero due to 49% equity loss pick up, the Company will recognize 100% of iTV Media's losses until its convertible bond investment balance has been depleted.

        We classified all the convertible bonds as available-for-sale securities, assessed their recoverability at the year end, and concluded there was an other than temporary decline in the fair value below cost due to the uncertainty that iTV will be able to receive enough financial support to run its business, along with other factors. We concluded that the fair value is less than the book value of the convertible bonds as of December 31, 2013, which will not recover in foreseeable future. Therefore, $9.1 of million impairment charges were recorded in investment impairments in 2013. See Note 6 to our Consolidated Financial Statements included under Item 18 of this Annual Report on Form 20-F.

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

        Certain arrangements with multiple deliverables may continue to have stand-alone software deliverables that are subject to the existing software revenue recognition guidance along with non-software deliverables that are subject to the amended revenue accounting guidance. The revenue for these multiple element arrangements is allocated to the stand-alone software deliverables as a group and the non-software deliverables based on the relative selling prices of all of the deliverables in the arrangement using the fair value hierarchy in the amended revenue accounting guidance. For stand-alone software sales after December 31, 2010 and for all transactions entered into prior to the first quarter of 2011, we recognize revenue based on the software revenue recognition guidance. Under the software revenue recognition guidance, we use the residual method to recognize revenue when an arrangement includes one or more elements to be delivered at a future date and VSOE of the fair value of all the undelivered elements exists. VSOE of fair value of each element is based on the price charged when the element is sold separately. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the contract price is recognized as revenue when all other revenue recognition criteria are met. If VSOE of fair value of one or more undelivered elements does not exist, all revenue for delivered and undelivered elements is deferred until delivery of all elements occurs or when VSOE of fair value of the undelivered elements can be established. In some cases we have agreed to give software upgrade rights on a "when and if made available" basis for no additional consideration and for an unspecified period which could extend over the term of the contract. This additional contract obligation is an element of "post-contract support", or PCS. We have not established VSOE of fair value for such contract element. Accordingly, the revenues from such contracts are recognized ratably over the expected period of PCS, which is generally the term of the contract. In some cases where there is no stated contractual term, revenue is recognized ratably over the estimated period of PCS. We review assumptions regarding the estimated PCS periods on a regular basis. If we determine that it is necessary to revise our estimates of the PCS periods, the amount of revenue recognized over the life of the contract would not be affected. However, to the extent the new assumptions regarding the PCS periods were different from the original assumptions, the contract revenues would be recognized over the remaining expected PCS period. In connection with the restructuring of the telecommunication industry in China and the launch of 3G services in China, MIIT announced that PAS services in China would be phased out by January 1, 2012. In the second and third quarter of 2009, we streamlined our sales, service and research and development operations for PAS handsets and infrastructure equipment. We did not perform any new research and development of PAS products and we maintained a small support team to assist our customers with warranty matters. In the later part of the third quarter of 2009 and the early part of the fourth quarter of 2009, we contacted our PAS infrastructure customers and held discussions with them on the future of PAS products. In October 2009, we notified our PAS infrastructure customers in China that we would no longer provide upgrades or support of PAS products beyond December 31, 2011. Consequently, we determined the remaining expected period of support as 2 years from the fourth quarter of 2009 and hence deferred revenue associated with PAS infrastructure is being recognized ratably beginning in the fourth quarter of 2009 through the fourth quarter of 2011. In 2011, deferred revenue of $95.3 million was released to revenue associated with PAS infrastructure sales, realizing profit of approximated $33.1 million on a full year basis. As of December 31, 2011, we completed the amortization of deferred revenue associated with PAS infrastructure sales. We still had a remaining balance of deferred revenue associated with unfulfilled contractual obligations for our historical PAS infrastructure contracts as of December 31, 2011. Such amounts were deferred at its VSOE of fair value according to the terms of the contracts. Upon the phasing out of the PAS services as required by the MIIT announcement, we have been taking appropriate actions, such as communicating with our customers regarding the termination of such services, to legally release those obligations. Accordingly, approximately $8.1 million of the deferred revenue had been released in 2012 upon the appropriate legal actions. As of August 31, 2012, the remaining deferred revenue balance associated with PAS was approximately $5.1 million. The remaining balance of $5.1 million was included as part of the divestiture of our IPTV business. See Note 3 to our Consolidated Financial Statements included under Item 18 of this Annual Report on Form 20-F.

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

        We will recognize gross revenue based on the amount billed to customers, when all revenue recognition criteria have been met for transactions where the we are a reseller. For these transactions, we are responsible to fulfill the contracts' obligations and assume both the general inventory risk as well as the credit risk.

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

        On August 31, 2012, we completed a sale of our IPTV business to an entity founded by Mr. Jack Lu, our former Chief Executive Officer, and paid a total consideration of approximately $30.0 million related to the net liabilities transferred. Due to the delay of customer contract assignments, we are still the primary obligor for most of the contracts related to the IPTV business as they were not legally assigned to the buyer. Therefore, we were not able to derecognize the related liabilities of those un-assigned contracts. Since all of the economic risk and benefits of those un-assigned contracts had been transferred to the buyer of the IPTV business, we recorded a portion of the payment made to the buyer at the time of the divestiture as the deferred service cost to offset the remaining liabilities related to those un-assigned contracts. As of December 31, 2013, we had both liabilities and deferred costs of $29.3 million related to those un-assigned contracts.

        Because of the nature of doing business in China and other emerging markets, our billings and/or customer payments may not correlate with the contractual payment terms and we generally do not enforce contractual payment terms prior to final acceptance. Accordingly, accounts receivable are not recorded until we recognize the related customer revenue. Advances from customers are recognized when we have collected cash from the customer, prior to recognizing revenue. Deferred revenue is recorded if there are undelivered elements after final acceptance has been obtained. We had current deferred revenue of $29.1 million and $41.5 million, and long-term deferred revenue of $35.3 million and $59.5 million as of December 31, 2013 and 2012, respectively. Costs related to deferred revenue are also deferred until revenue is recognized. See "Deferred Costs" below.

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

Goodwill and Long-Lived Assets

        Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. Intangible assets resulting from the acquisitions of entities accounted for using the acquisition method of accounting are estimated by our management based on the fair value of assets received. Intangible assets with finite useful lives are amortized on a straight-line basis, generally, over four years. Goodwill is not amortized and is tested annually for impairment during the fourth quarter of the fiscal year and between annual tests if an event occurs or circumstances change in accordance with ASC 350 that would more likely than not reduce the fair value below its carrying amount.

        Impairment testing of goodwill is performed at a reporting unit level. In 2012, the Company adopted the FASB revised guidance on "Testing of Goodwill for Impairment." Under this guidance, we have the option to choose whether we will apply the qualitative assessment first and then the quantitative assessment, if necessary, or to apply the quantitative assessment directly. For reporting units applying a qualitative assessment first, we start the goodwill impairment test by assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If we determine that it is more likely than not the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of goodwill with its carrying value. For reporting units directly applying a quantitative assessment, we perform the goodwill impairment test by quantitatively comparing the fair values of those reporting units to their carrying amounts. If the carrying value of the intangible asset without definite lives exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

        As of December 31, 2013, we carried no goodwill to the deconsolidation of iTV Media reporting unit in 2012, which was acquired in November 2010.

        We assess the recoverability of our long-lived assets other than goodwill by determining whether the carrying value of such assets will be recovered through undiscounted future cash flows. Asset impairments primarily consist of intangible assets with finite lives and property, plant and equipment and are based on an estimate of the amounts and timing of future cash flows related to the expected future remaining use and ultimate sale or disposal of property, plant and equipment net of costs to sell. Following our annual impairment review, we concluded immaterial long-lived assets other than goodwill were impaired as of December 31, 2013.

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

        We assessed our investments in convertible bonds of iTV, and due to the uncertainty that iTV will be able to receive enough financial support to run its business, along with other factors, we concluded the fair value is less than the book value of the convertible bonds as of December 31, 2013, which will not recover in foreseeable future. Therefore, $9.1 million in impairment charges were recorded in investment impairments in the year ended December 31, 2013 for the convertible bonds. See Note 6 to our Consolidated Financial Statements included under Item 18 of this Annual Report on Form 20-F for additional discussion.

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

  –
  Equipment Based Services—Services and support we provide to customers after their purchases of equipment.

  –
  Operational Support Services—Providing new services consisting of:

  •
  Integrated multi-screen viewing from a single managed platform

  •
  Time and location shifting

  •
  Reliable HD streaming

    These revenues will be generated through advertising, subscription and software license fees.

        Since 2012, media operational support services from our video service cloud platform were recorded in operational support services segment as well.

        As previously discussed, we completed the divestiture of our IPTV business in August 2012. However, we have not yet met the requirements for reporting those results as discontinued operations because of our continued involvement in the business. Such continued involvement includes our processing the receipt of revenues and payment of related costs for the IPTV operations.

Net Sales

	Years Ended December 31,
Net Sales by Segment	2013	% of net sales	2012	% of net sales	2011	% of net sales
	(in thousands, except percentages)
Equipment	$141,138	86%	$160,688	86%	$285,493	89%
Services—Equipment Based Services	23,301	14%	25,784	14%	34,539	11%
—Operational Support Services	0	0%	256	0%	544	0%

	$164,439	100%	$186,728	100%	$320,576	100%

Net Sales by Region
China	$6,945	4%	$38,544	21%	$157,564	49%
India	26,595	16%	23,992	13%	30,789	10%
Japan	93,203	57%	99,367	53%	96,257	30%
Taiwan	13,332	8%	9,824	5%	7,055	2%
Other	24,364	15%	15,001	8%	28,911	9%

	$164,439	100%	$186,728	100%	$320,576	100%

Fiscal 2013 vs. 2012

        Net sales decreased by 11.9% to $164.4 million for 2013 compared to $186.7 million for 2012. The decrease mainly resulted from a $19.6 million decline in equipment sales which was primarily due to (i) a $25.5 million decrease in sales from the IPTV business, which was disposed in August 2012 and had contributed $26.9 million equipment sales in 2012 compared to $1.4 million in 2013 (further discussion of the divestiture can be found in Note 3 to our Consolidated Financial Statements included under Part III, Item 18 of this Annual Report on Form 20-F and (ii) a $17.6 million decrease in the revenues from PTN and MSAN products due to the depreciation of Japanese yen against the U.S. dollar, partially offset by a $17.8 million increase in sales of WiFi and value-added resell products.

        Sales from equipment-based services was $23.3 million for 2013, a decrease of $2.5 million compared to $25.8 million for 2012, mainly due to a $2.6 million decrease related to the divestiture of the IPTV business as noted above.

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

        In connection with the restructuring of the telecommunication industry in China and the launch of 3G services in China, the MIIT announced that PAS services in China would be phased out by January 1, 2012. In the second and third quarter of 2009, we streamlined our sales, service and R&D operations for PAS handsets and infrastructure equipment. We did not perform any new R&D of PAS products and we maintained a small support team to assist our customers with warranty matters. As a result of this change, in 2011, the total net sales and gross profit associated with the amortization of all PAS-related deferred revenue were $95.3 million and $33.1 million, respectively. As of December 31, 2011, the PAS infrastructure deferred revenue associated with period of support had been fully amortized. Meanwhile, we still had certain balances of deferred revenue associated with unfulfilled contractual obligations for our historical PAS infrastructure contracts. Such amounts were deferred at its VSOE of fair value according to the terms of the contracts. Upon the phasing out of the PAS services as required by the MIIT announcement, we have been taking appropriate actions, such as communicating with our customers regarding the termination of such services, to legally release those obligations. During the period of 2012, approximately $8.1 million of these deferred revenue had been released upon the appropriate legal actions. As of August 31, 2012, the remaining deferred revenue balance was approximately $5.1 million, which was included as part of the liabilities transferred to the buyer on divestiture of our IPTV business. See Note 3 to our Consolidated Financial Statements included under Item 18 of this Annual Report on Form 20-F.

Gross Profit

	Years Ended December 31,
Gross profit (loss) by Segment	2013	Gross Profit %	2012	Gross Profit %	2011	Gross Profit %
	(in thousands, except percentages)
Equipment	$41,250	29%	$64,835	40%	$107,030	37%
Services—Equipment Based Services	(1,030)	(4)%	3,546	14%	9,271	27%
—Operational Support Services	0	0%	(223)	(87)%	(1,967)	(362)%

	$40,220	24%	$68,158	37%	$114,334	36%

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

Fiscal 2013 vs. 2012

        Gross profit was $40.2 million, or 24.4% of net sales, for 2013, compared to $68.2 million, or 36.5% of net sales, for 2012. The decrease was mainly due to a $23.6 million, or a 36.4%, decrease in the Equipment segment for 2013 compared to 2012, including (i) $14.2 million decrease in gross profit from IPTV business, which was disposed in August 2012 and (ii) a $12.5 million gross profit decrease resulting from the decline in sales of relatively high margin PTN and MSAN products mainly caused by the depreciation of the Japanese yen against the U.S. dollar, which were partially offset by $2.2 million increase in gross profit resulting from increased sales of WiFi and value-added resell products.

        The equipment-based service segment incurred a gross loss of $1.0 million, or (4.4)% of net sales of Equipment Based Services for 2013, compared to $3.5 million, or 13.8%, for 2012, primarily caused by a decreased gross margin in MSAN and Gigabit Ethernet Capable Passive Optical Network ("GEPON") products, mainly due to the depreciation of the Japanese yen against the U.S. dollar.

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

Operating Expenses

        The Company has reclassified the prior year presentation of investment impairment loss to present on a separate line consistent with the 2013 presentation in the Consolidated Statements of Operation and Comprehensive Income (Loss). We consider this adjustment immaterial to the Consolidated Statements of Operations and Comprehensive Income (Loss) of 2012 and 2011.

        The following table summarizes our operating expenses:

	Years Ended December 31,
	2013	% of net sales	2012	% of net sales	2011	% of net sales
	(in thousands, except percentages)
Selling, general and administrative	$37,626	23%	$52,457	28%	$63,857	20%
Research and development	14,520	9%	28,131	15%	30,123	9%
Amortization of intangible assets	—	—	516	—	1,239	—
Restructuring	—	—	358	—	2,386	1%
Net loss (gain) on divestitures	1,307	1%	16,239	9%	(4,546)	(1)%

Total operating expenses	$53,453	33%	$97,701	52%	$93,059	29%

        Selling, general and administrative expenses, or SG&A, include compensation and benefits, professional fees, sales commissions, provision for doubtful accounts receivable and travel and entertainment costs. Research and development, or R&D, expenses consist primarily of compensation and benefits of employees engaged in research, design and development activities, cost of parts for prototypes, equipment depreciation and third party development expenses. We believe that continued and prudent investment in R&D is critical to our long-term success, and we will aggressively evaluate appropriate investment levels.

SELLING, GENERAL AND ADMINISTRATIVE

Fiscal 2013 vs. 2012

        SG&A expenses were $37.6 million for 2013, a decrease of 28.4%, or $14.9 million, as compared to $52.5 million for 2012. The decrease was primarily due to the lack of $5.6 million SG&A expenses related to the IPTV business incurred in 2012 that did not occur in 2013 due to its divestment, decreased personnel costs as a result of our restructuring efforts and decreased legal and accounting expenses, which were partially offset by the increased depreciation expenses due to acceleration of depreciation upon early termination of a lease on the Hangzhou facility and expenses related to fixed assets written-off and severance costs as a result of consolidating our Beijing back office functions to our facilities in Hangzhou as part of our cost reduction initiative.

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

RESEARCH AND DEVELOPMENT

Fiscal 2013 vs. 2012

        R&D expenses were $14.5 million in 2013, a decrease of 48.4%, or $13.6 million, compared to 2012. The decrease was mainly due to $7.7 million in R&D expenses related to the IPTV business incurred in 2012 that did not occur in 2013 due to its divestment and a decrease in R&D personnel costs as a result of our restructuring efforts and reduced outsourced design services, which were partially offset by increased severance costs resulting from our efforts to continuously streamline our operations.

Fiscal 2012 vs. 2011

        R&D expenses decreased by $2.0 million for 2012 compared to 2011. The decrease was mainly due to decrease in personnel and personnel related expense as a result of our restructuring initiatives which was partially offset by increase in consulting fees for several strategic outsourced design projects.

STOCK-BASED COMPENSATION EXPENSE

        At December 31, 2013, there was approximately $3.9 million of total unrecognized compensation cost, as measured, related to unvested stock options and restricted stock and restricted stock units, which is expected to be recognized over a weighted-average period of 2.61 years. The following table summarizes the stock-based compensation expense in our consolidated statement of operations:

	Years Ended December 31,
	2013	2012	2011
	(in thousands)
Cost of net sales	$7	$107	$99
Selling, general and administrative	1,597	2,399	2,602
Research and development	94	476	328

Total	$1,698	$2,982	$3,029

Fiscal 2013 vs. 2012

        Stock-based compensation expense was $1.7 million in 2013, decreasing 43.1%, or $1.3 million, compared to 2012, primarily due to $1.3 million of stock-based compensation expenses incurred upon the vesting of awards to our former CEO and head of R&D following the IPTV business divestiture in 2012.

Fiscal 2012 vs. 2011

        Stock-based compensation expense remained at relatively the same level in 2012 compared to 2011, due to accelerated vesting in 2011 due to the resignation of our former Chief Financial Officer.

AMORTIZATION OF INTANGIBLE ASSETS

Fiscal 2013 vs. 2012

        Amortization of intangible assets was nil in 2013, compared to $0.5 million for 2012. Intangible assets balance was nil as of December 31, 2013 and 2012.

Fiscal 2012 vs. 2011

        Amortization of intangible assets for 2012 was approximately $0.5 million, compared to $1.2 million for 2011, reflecting the amortization of intangible assets acquired in the iTV Media investment. We deconsolidated iTV Media in the second quarter of 2012 and the amortization of intangible assets was terminated as of June 30, 2012. See Note 8 to our Consolidation Financial Statements included under Part III, Item 18 of this Annual Report on Form 20-F.

GOODWILL AND INTANGIBLE ASSETS IMPAIRMENT

        The Company has reclassified the prior year presentation of investment impairment loss to present on a separate line consistent with the 2013 presentation in the Consolidated Statements of Operation and Comprehensive Income (Loss). We consider this adjustment immaterial to the Consolidated Statements of Operations and Comprehensive Income (Loss) of 2012 and 2011.

        There was no impairment for goodwill and intangible assets for 2011, 2012 and 2013.

RESTRUCTURING

Fiscal 2013

        We did not incur any restructuring costs for 2013.

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

NET LOSS/GAIN ON DIVESTITURES

Fiscal 2013

        Net loss on divestitures for 2013 was $1.3 million, including divestiture loss of $3.2 million resulting from the divestiture of the Next Generation Network ("NGN") equipment business consisting of $2.7 million of compensation to the buyer for taking over a loss-making business and $0.5 million of severance related costs for the transferred employees, signing bonuses and retention bonuses to incentivize certain key employees to sign employment contracts with the buyer, partially offset by gains from divestitures of (i) $1.8 million from the disposal of DOCSIS-EOC product line in 2013, (ii) $0.1 million from subsequent contingent consideration received for the sales of US PDSN assets and (iii) $0.1 million from the IPTV divestiture. See Note 3 to our Consolidated Financial Statements included under Part III, Item 18 of this Annual Report on Form 20-F.

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

OTHER INCOME (EXPENSE)

INTEREST INCOME

Fiscal 2013 vs. 2012

        Interest income was $0.5 million and $2.6 million for 2013 and 2012, respectively. The decrease in interest income was primarily due to a significant decrease in the average cash balances in interest-bearing deposits in China from 2012 to 2013.

Fiscal 2012 vs. 2011

        Interest income was $2.6 million and $2.3 million for 2012 and 2011, respectively. Interest income increased in 2012 as compared to 2011, primarily due to higher interest rates in China during 2012, partially offset by the lower cash balance.

INTEREST EXPENSE

Fiscal 2013 vs. 2012

        The change in interest expense for 2013 as compared to 2012 was immaterial.

Fiscal 2012 vs. 2011

        The change in interest expense for 2012 as compared to 2011 was immaterial.

OTHER INCOME (EXPENSE), NET

Fiscal 2013

        Other income, net was $11.5 million for 2013. Other income, net for 2013 primarily consisted of $3.9 million of foreign exchange gains, mainly from the appreciation of the Renminbi against the U.S. dollar, and $7.1 million of gain recognized to net income from the cumulative translation adjustment previously recorded in accumulated other comprehensive income upon the liquidation in

2013 of two previously inactive Chinese entities. The prior cumulative translation adjustment primarily resulted from the different between local functional currency and our reporting currency.

Fiscal 2012

        Other expense, net was $3.0 million for 2012, primarily consisting of $4.7 million of foreign exchange loss as a result of depreciation of the Japanese yen against the U.S. dollar in 2012, partially offset by income of $1.5 million resulting from the release of a portion of the reserve related to tax liabilities provided to the buyers of UTStarcom's subsidiary in Korea due to the expiration of the statute of limitations.

Fiscal 2011

        Other expense, net was $8.2 million for 2011, consisting primarily of $8.9 million in foreign currency losses primarily resulting from intercompany receivables denominated in Indian rupees, partially offset by foreign currency gain on cash and intercompany receivables denominated in Japanese yen.

INVESTMENT IMPAIRMENT

Fiscal 2013

        Investment impairment for 2013 was $9.4 million, reflecting the $9.1 million impairment on iTV convertible bonds, and $0.3 million impairment on our investment in Xalted Networks. Please see Note 6 to our Consolidated Financial Statements included under Part III, Item 18 of this Annual Report on Form 20-F.

Fiscal 2012

        Investment impairment for 2012 was $3.0 million, reflecting the $2.2 million impairment on our investment in GCT SemiConductor and $0.8 million impairment on our investment in Xalted Networks.

Fiscal 2011

        We recorded an immaterial impairment charge for 2011 following our annual impairment review on goodwill and other indefinite lived assets.

EQUITY LOSS

Fiscal 2013

        Equity losses of an associate were $9.6 million for 2013, due to the losses from our 49% equity investment in iTV Media.

        We held a controlling interest in iTV Media from October 2010 to June 2012 and consolidated its results during that period. Upon a third party's exercise of share repurchase rights in June 2012, our investment in iTV Media decreased to only non-controlling preference shares in iTV Media. At that point, we deconsolidated iTV Media and accounted for the investment using the cost method starting from June 2012, as the preference shares of iTV Media owned by us were not considered as in-substance common stock.

        In January 2013, we invested in an additional $5.0 million in convertible bonds issued by iTV Media. The issuance of these additional convertible bonds triggered a reassessment of the accounting treatment for our investment in the preference shares. Due to the additional convertible bond investment and the decreasing fair value of the ordinary shares of iTV Media in relation to the total fair value of iTV Media, we determined that the preference shares of iTV Media owned by us now substantively participated in the risks and rewards of iTV Media, irrespective of the liquidation preferences, and were considered as in-substance common stock. Therefore, we concluded that the equity method criteria had been met and equity accounting for ITV Media commenced in the first quarter of 2013. As a result, the Company recorded total $9.6 million losses for the equity invested in 2013 equivalent to 49% of iTV Media's losses for the year. As of December 31, 2013, the remaining balance in the preferred stock is $5.3 million.

        In the second quarter of 2013, we further invested in an additional $15.0 million convertible bond issued by iTV Media with a maturity date of May 31, 2014. In the fourth quarter of 2013, we further invested in an additional $12.1 million convertible bond issued by iTV Media, of which $5.0 million was invested through cash with a maturity date of August 31, 2014 and $7.1 million through the conversion of outstanding receivables with a maturity date of December 31, 2015. No significant gain or loss was generated from the conversion of receivables to convertible bonds because it was converted at the book value of the receivables. Through December 31, 2013, we have invested $20.0 million in preference shares and $35.1 million convertible bonds in iTV Media. If converted, these investments represent approximately 73% of the equity of iTV Media. Nevertheless, we do not have control over iTV Media because the founder and CEO of iTV Media retains the right to elect three of the five board members of iTV Media unless the voting interests controlled by him falls below 10% of the total voting interests of iTV Media. As iTV Media's board of directors has the power to elect or dismiss officers, approve the budget, make strategic decisions and evaluate possible merger and acquisition opportunities for iTV Media, the founder and CEO of iTV Media controls it. iTV Media is considered as a Variable Interest Entity because it is thinly capitalized. Management has concluded the founder and CEO of iTV Media was the primary beneficiary of iTV Media for the year ended December 31, 2013, because he has meets the power criterion and loss/benefits criterion in accordance to ASC 81010-25. For the above reasons, the company did not consolidate iTV Media as for the year ended December 31, 2013. After taking $9.1 million impairment charge in 2013, the convertible bond investments balance at December 31, 2013 was $26.0 million. If iTV Media could not get funding that are more senior than the convertible bonds from other parties, once the preferred shares book value is reduced to zero due to 49% equity loss pick up, the Company will recognize 100% of iTV Media's losses until its convertible bond investment balance has been depleted.

Fiscal 2012 and 2011

        iTV Media was deconsolidated in June 2012. We consolidated total net loss from iTV Media of $3.1 million and $4.7 million in 2012 and 2011, respectively.

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

Fiscal 2013 vs. 2012

        Income tax expense was $2.4 million for 2013, with no material change as compared to 2012. Our effective tax rate was -11.5% in 2013, compared to -7.2% in 2012, and we incurred a net loss before tax of $20.4 million and $33.2 million in 2013 and 2012, respectively.

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

Net Income Attributable to UTStarcom Holdings Corp.

        As a result of the foregoing, net loss attributable to UTStarcom Holdings Corp. was $22.7 million in 2013 and $34.4 million in 2012, compared to net income attributable to UTStarcom Holdings Corp. of $13.4 million in 2011.

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

B.    Liquidity and Capital Resources

        The following table sets forth a summary of our cash and cash equivalent and bank note balances as of the dates indicated.

	December 31, 2013	December 31, 2012	Change
	(in thousands)
Cash and cash equivalents	$107,773	$179,584	$(71,811)
Bank notes	—	296	(296)

Total	$107,773	$179,880	$(72,107)

        The following table sets forth a summary of our cash flows for the periods indicated:

	Years Ended December 31,
	2013	2012	2011
	(in thousands)
Cash used in operating activities	$(1,915)	$(25,618)	$(41,717)
Cash used in investing activities	(28,890)	(82,748)	(10,761)
Cash used in financing activities	(30,680)	(8,842)	(6,177)
Effect of exchange rate changes on cash and cash equivalents	(10,326)	(4,834)	8,774

Net decrease in cash and cash equivalents	$(71,811)	$(122,042)	$(49,881)

        Cash and cash equivalents, consisting primarily of bank deposits and money market funds, are recorded at cost which approximates fair value because of the short-term nature of these instruments. As of December 31, 2013, cash and cash equivalents of approximately $11.5 million, $25.9 million and $51.3 million were held by our subsidiaries in China, Japan and US, respectively.

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

2013 Cash Flows

        Net cash used in operating activities during 2013 was $1.9 million. During the year ended December 31, 2013, our operating activities were significantly impacted by the following:

  •
  Net loss of $22.7 million adjusted by $1.2 million in tax provision reversal and $7.1 million in gain recognized from the cumulative translation adjustment previously recorded in accumulated other comprehensive income upon the liquidation in 2013 of two previously inactive Chinese entities, partially offset by non-cash charges, including $3.5 million of depreciation and amortization, $1.3 million of loss from divestitures, $3.6 million of loss on disposal of assets, $9.6 million of loss from equity investment, $9.4 million of investment impairment and $1.7 million in stock based compensation, with changes in net operating assets and liabilities being immaterial in 2013.

        Net cash used in investing activities during 2013 was $28.9 million, including cash outflows of $3.8 million in purchases of property, plant and equipment, cash outflows of $2.4 million due to costs related to the divestiture of the NGN, cash outflows of $0.9 million due to a settlement on the disposal of a non-controlling interest in a joint venture, cash outflows of $26.6 million due to additional investment of $25.0 million in iTV convertible bonds and the extension of a loan of $1.6 million to ESA Cultural Investment (Hong Kong) Limited and cash outflows of $0.5 million due to the divestiture of the IPTV equipment business, partially offset by cash inflows of $2.0 million primarily consisting of costs related to the disposal of the DOCSIS-EOC product line, cash inflows of $0.6 million from the sale of the equity of Bodashutong, cash inflows of $0.4 million from the sale of short term investments and $2.2 million of changes in restricted cash.

        Net cash used in financing activities during 2013 consisted primarily of $30.7 million for repurchases of ordinary shares. See Note 13 to our Consolidated Financial Statements included under Part III, Item 18 of this Annual Report on Form 20-F for additional discussion.

2012 Cash Flows

        Net cash used in operating activities during 2012 was $25.6 million. During the year ended December 31, 2012, our operating activities were significantly impacted by the following:

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

        Net cash used in investing activities during 2012 was $82.7 million, including cash outflow of $56.0 million due to the divestiture of IPTV equipment business, cash outflow of $6.8 million due to deconsolidation of iTV Media and $15.6 million for purchase of investments, primarily reflecting investments in aioTV and iTV Media, and one year short term loan to ESA Cultural Investment (Hong Kong) Limited, $5.4 million in purchases of property, plant and equipment, and $1.1 million of changes in restricted cash, partially offset by net cash inflows primarily from the sales of short term investment of $2.0 million.

        Net cash used in financing activities during 2012 consisted primarily of $8.8 million for repurchases of ordinary shares. See Note 13 to our Consolidated Financial Statements included under Part III, Item 18 of this Annual Report on Form 20-F for additional discussion.

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

Accounts Receivable, Net

        Accounts receivable increased by $8.3 million from $15 million at December 31, 2012 to $23.3 million at 2013. As of December 31, 2013, our allowance for doubtful accounts was $11.1 million on gross receivables of $34.4 million. We recorded a bad debt expense reversal of $0.1 million in 2013 due to the collection of previous reserved receivable. There were no account receivable write-offs in 2013.

Inventories and Deferred Costs

        The following table summarizes our inventories and deferred costs:

	December 31, 2013	December 31, 2012	Increase/ (Decrease)
	(in thousands)
Inventories:
Raw materials	$3,225	$3,833	$(608)
Work in process	1,344	2,574	(1,230)
Finished goods	18,786	19,621	(835)

Total inventories	$23,355	$26,028	$(2,673)

Short-term deferred costs	$86,723	$125,472	$(38,749)
Long-term deferred costs	$8,539	$20,556	$(12,017)

        Inventories consist of product held at our manufacturing facility and warehouses, as well as finished goods at customer sites for which the customer has taken possession, but based on specific contractual terms, title has not yet passed to the customer. Finished goods at customer sites were approximately $14.7 million and $14.4 million as of December 31, 2013 and 2012, respectively.

        There was no significant inventory write-down in 2013, 2012 and 2011.

        Deferred costs consist of product shipped to the customer where the rights and obligations of ownership have passed to the customer, but revenue has not yet been recognized due to prolonged acceptance periods for tests and the existence of undelivered elements, such as post-contract support including software update rights for which we do not have a vendor specific objective evidence of fair value. Given that there is uncertainty about customer acceptance until the customer completes its internal testing and procedures, we wait until the issuance of the final acceptance certificate to support its assertion that the delivery of products and services has occurred. For significant customer contracts involving larger and complex projects where there is on-site testing at multiple locations and the taking over of product warranty and product title occurs after the acceptance of the products and services, acceptance is substantive to the transaction. For certain significant contracts that required us to provide post-contract customer support over a long period of time (for example, seven years) for which we have been unable to establish vendor specific objective of fair value upon delivery of all elements except for post-contract support, we amortize the deferred revenue and related deferred costs of goods sold over the post-contract support period. We assess the recoverability of the deferred cost based on the project status of executed contracts that are in-progress and also their future collectability. Any unrecoverable deferred cost will be written down to the net realizable value in the period when it was determined or justified to be unrecoverable. The deferred cost balance as of December 31, 2013 included a balance of $29.3 million which were related to divested IPTV equipment business. Due to the delay of customer contract assignments, we are still the primary obligor for most of the contracts as they were not legally assigned to the buyer. Therefore, we were not able to derecognize the related liabilities of those un-assigned contracts. Since all of the economic risks and benefits of the un-assigned contracts had been transferred to the buyer of the IPTV equipment business, we have recorded a portion of the payment made to the buyer at the time of the divestiture as the deferred cost to offset the remaining liabilities related to those un-assigned contracts. As of December 31, 2013, we had both liabilities and deferred costs of $29.3 million related to those un-assigned contracts.

LIQUIDITY

        We recorded a net loss attributable to UTStarcom Holdings Corp. of $22.7 million and operating loss of $13.2 million for the year ended December 31, 2013, respectively. We recorded a net loss attributable to UTStarcom Holdings Corp. of $34.4 million and an operating loss of $29.5 million for the year ended December 31, 2012. Our accumulated deficit increased from $1,153.3 million as of December 31, 2012 to $1,176.0 million as of December 31, 2013.

        Net cash used in operating activities was $1.9 million in 2013, $25.6 million in 2012, and $41.7 million in 2011. As of December 31, 2013, we had cash and cash equivalents of $107.8 million, of which $11.5 million was held by our subsidiaries in China. As of December 31, 2012, we had cash and cash equivalents of $179.6 million, of which $49.3 million was held by our subsidiaries in China. China imposes currency exchange controls on certain transfers of funds to and from China. The amount of cash available for transfer from the PRC subsidiaries for use by our non-PRC subsidiaries is limited both by the liquidity needs of the subsidiaries in China and by PRC-government mandated limitations including currency exchange controls on transfers of funds outside of China.

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

        Our selling, general and administrative and R&D operating expenses have decreased year over year from 2011 to 2012 and 2013, and management believes the continuing efforts to stream-line operations will enable our fixed cost base to be better aligned with operations, market demand and projected sales levels. If projected sales do not materialize, we will need to take further actions to reduce costs and expenses or explore other cost reduction options.

        On July 27, 2012, we announced strategic initiatives to advance our efforts to transition into higher growth, more profitable areas and enhance the value of the business. As part of this strategy, we completed a sale of our IPTV business to an entity founded by Mr. Jack Lu, who was our former Chief Executive Officer, and paid a total consideration of approximately $30.0 million related to the net liabilities transferred. The divestiture transaction was closed on August 31, 2012. Upon closing of the divestiture transaction, Mr. Jack Lu started to lead the new IPTV business, and left his position as our Chief Executive Officer. The divestiture was a means of effectively redeploying capital to support higher return opportunities, particularly in the value added services area. It accelerated our ongoing transition into a higher growth business and was expected to have a positive effect on our margin structure and profitability profile. Prior to the divestiture, the IPTV business accounted for 15.8% of our revenue in 2012 and had negatively contributed to the overall results of our operations. This strategic initiative was expected to significantly reduce our expenses going forward.

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

        We have utilized and will continue to utilize the products and services of third parties to enhance our platform of technologies and services to provide competitive and diverse IP-based network solutions to our users. In addition, we plan to continue to expand our technologies, products and services through products and services developed internally. We will seek to continually improve and enhance our existing services to respond to rapidly evolving competitive and technological conditions. For the years ended December 31, 2013, 2012 and 2011, we spent $14.5 million, $28.1 million and $30.1 million, respectively, on R&D activities. R&D expenses are expensed as incurred.

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

E.    Off-Balance Sheet Commitments and Arrangements

        During the year ended December 31, 2013, we had no off balance sheet arrangements.

F.     Contractual Obligations and Other Commercial Commitments

        The following table summarizes our significant contractual obligations as of December 31, 2013:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Operating leases	$6,173	$2,503	$3,670	$—	$—
Letters of credit	14,678	9,822	4,684	172	—
Purchase commitments	22,730	14,747	5,514	2,469	—

Total	$43,581	$27,072	$13,868	$2,641	$—

Operating leases

        We lease certain facilities under non-cancelable operating leases that expire at various dates through 2014 to 2016. In March 2011, we entered into the lease for a R&D and administrative office in Hangzhou, China. The lease became effective on March 7, 2011 and will be terminated in July 2016. In April 2013, we gave up a portion of this leased space and negotiated an early termination to the contract with respect to that portion, and paid $0.1 million in early termination penalties. The contractual obligations related to the Hangzhou facility Lease through July 2016 are included in the table above.

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

Uncertain tax positions

        As of December 31, 2013, we had $45.4 million of gross unrecognized tax benefits, of which $10.0 million related to tax benefits that, if recognized, would impact the annual effective tax rate. The remaining $35.4 million gross unrecognized tax benefits, if recognized, would impact certain deferred tax assets.

Third party commissions

        We record accruals for commissions payable to third parties in the normal course of business. Such commissions are recorded based on the terms of the contracts between us and the third parties and paid pursuant to such contracts. Consistent with our accounting policies, these commissions are recorded as cost of net sales in the period in which the liability is incurred. As of December 31, 2013, 2012 and 2011, we had approximately $0.1 million, $0.1 million and $1.2 million of such accrued commissions. Management has performed, and continues to perform, follow-up procedures with respect to these accrued commissions. Upon completion of such follow-up procedures, if the accrued commissions have not been claimed and the statute of limitations, if any, has expired, we will reverse such accruals. Such reversals are recorded in the consolidated statement of operations during the period management determines that the accruals are no longer necessary. Approximately nil, $0.5 million and nil of such accrued commissions were released to offset the cost of net sales as a result of expiration of statute of limitations for the years of 2013, 2012 and 2011, respectively.

India Department of Telecommunication Security and Supply Chain Standards

        India's Department of Telecommunications had required equipment manufacturers to satisfy certain security and supply chain standards to the satisfaction of Indian authorities. We entered into such agreements with several customers in India which establish detailed security and supply chain standards covering products supplied to these telecommunication customers as required by the Indian authorities. These agreements contain significant penalty clauses in the event a security breach is detected related to products we supplied. In May 2011, India's Department of Telecommunications, or DOT, provided a revised template for these agreements, but we have not executed the revised agreement with our customers. Management is unable to estimate the likelihood or the financial impact of any such potential security breach on the Company's financial position, results of operations, or cash flows. As of December 31, 2013, 2012 and 2011, we have not been subject to any penalty liability related to these agreements, and our management does not believe it is probable to recognize revenue in relation to such contracts because we have not satisfied the security requirements as designated in the agreements. In 2013, 2012 and 2011, there was no revenue recognized in relation to contracts signed after the effective date of the agreements. As of December 31, 2013, deferred revenue and deferred costs related to contracts covered by these security agreements were $10.2 million and $5.3 million, respectively. As of December 31, 2012, deferred revenue and deferred cost related to contracts signed after the effective date of the agreement were $9.8 million and $6.1 million, respectively. We continue to assess the potential impact these agreements may have on the timing of revenue recognition.

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

ITEM 6—DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

        The following table sets forth information about our directors and executive officers as of the date of this annual report. The business address of all of our directors and executive officers is Unit 7, Level 23, One Island East, 18 Westlands Road, Hong Kong.

Name	Age	Position
William Wong	56	Chief Executive Officer, Director
Tianruo Pu	46	Chief Financial Officer, Director
Xiaoping Li	51	Chairman of Board of Directors
Baichuan Du	68	Independent Director
Hong Liang Lu	60	Independent Director
Linzhen Xie	74	Independent Director
Sean Shao	57	Independent Director
Himanshu Shah	48	Director

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

        Xiaoping Li has served as our director since September 7, 2010 and our Chairman since August 31, 2012. Mr. Li began working to establish BEIID in October 2008 and since February 2009 when BEIID was formed, Mr. Li has served as its Executive Deputy General Manager and as a member of its board of directors. Mr. Li served as Manager of Beijing Economic—Technological Investment & Development Co., Ltd., an investment company established by the Beijing Municipality, from October 2006 to October 2008. Mr. Li was an Advisor to Ministry of Finance on international finance organization projects from July 2004 to October 2006. Mr. Li was a senior researcher in environmental economics at PRC Academy of Forestry from August 2001 to July 2004. Mr. Li holds a bachelor's degree in forestry, a master's degree in forest economics and a doctorate degree in economy and management from Beijing Forestry University.

        Baichuan Du has served as our director since September 7, 2010. Mr. Du served as the Deputy Chief Engineer of SARFT from 2001 to 2006. From 1995 to 1998, Mr. Du served as the Chair of China HDTV Experts Group and from 1998 to 2009, the Vice Chairman of China Radio and TV Standardization Working Group. He has also served as the Vice Chairman of SARFT Science and Technology Committee since 1998. From 1999 to 2001, Mr. Du served as the President of SARFT Academy of Broadcasting Science. From 2007 to 2009, Mr. Du served as a director of Tvia, Inc., a fabless semiconductor company listed on NASDAQ. From 2012, Mr.Du served a director of Hubei Radio and Television Network Co.,Ltd. Mr. Du currently serves as an independent director on the boards of directors of several private companies. Mr. Du holds a master's degree in fiber optic communications from Beijing University.

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

        Linzhen Xie has served as our director since December 2010. From July 2009 to October 2011, Mr. Xie served on the board of NASDAQ-listed Funtalk China Holdings Limited, a leading retailer and wholesale distributor of mobile communications devices and accessories in China (it was privatized in October 2011). Since January 2009, Mr. Xie has served as a director of SIM Technology Group Limited, a company listed on the Main Board of Hong Kong Stock Exchange that specializes in mobile phone design and wireless communication. Mr. Xie has served as the executive director and chief scientist of CECT-Chinacomm Communications Co., Ltd., a provider of wireless and telecommunication services, since March 2006. Mr. Xie has also served as the vice president of China Mobile

Communications Association since May 2004 and served as a standing member of the Communication Science and Technology Committee of the Ministry of Industry and Information Technology (MIIT) of China from September 2002 to May 2013 and has served as a member of the Electronics Science and Technology Committee of MIIT, China. since June 2010. From December 2002 to December 2004, Mr. Xie was the chairman of the board of Chinacom Zhihuidao Internet Service Limited, a carrier of Internet cafe chain stores, while he also served as a director of Yunan Jinshikong Mobile Telecommunication Technology Limited, a mobile phone manufacturer. From September 1994 to January 2002, he served as a deputy director general of Information Technology Products Department in the Ministry of Industry and Information Technology. He also worked as a director of China National Laboratory on Local Area Network and Advanced Optical System from September 1995 to July 2002. Mr. Xie graduated from, and is currently a professor of, Peking University.

        Sean Shao has served as our director since October 2012. Mr. Sean Shao currently serves as (i) independent director and chairman of the audit committee of: LightInTheBox Holdings Co. Ltd., a global e-commerce company listed on NYSE since June 2013; Xueda Education Group, a Chinese personalized tutoring services company listed on NYSE since March 2010; Yongye International, Inc., a Chinese agricultural company listed on NASDAQ since April 2009 and China Biologic Products, Inc., a biopharmaceutical company listed on NASDAQ since July 2008, and (ii) independent director and chairman of the nominating committee of Agria Corporation, a Chinese agricultural company listed on NYSE since November 2008. He served as the chief financial officer of Trina Solar Limited from 2006 to 2008. In addition, Mr. Shao served from 2004 to 2006 as the chief financial officer of ChinaEdu Corporation, an educational service provider, and of Watchdata Technologies Ltd., a Chinese security software company. Prior to that, Mr. Shao worked at Deloitte Touche Tohmatsu CPA Ltd. for approximately a decade. Mr. Shao received his master's degree in health care administration from the University of California at Los Angeles in 1988 and his bachelor's degree in art from East China Normal University in 1982. Mr. Shao is a member of the American Institute of Certified Public Accountants.

        Himanshu Shah has served as our director since November 1, 2013. Mr. Shah currently serves as the founder, president and chief investment officer at Shah Capital Opportunity Fund LP. Mr. Shah receives no compensation for his directorship with our Company. Mr. Shah received his master of business administration degree from the University of Akron and his bachelor of commerce degree from Gujarat University in India.

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

B.    Compensation

Compensation of Directors and Executive Officers

        In 2013, we paid an aggregate of $1.4 million in cash compensation and granted 318,657 restricted shares under our 2006 Plan to our directors and executive officers.

2006 Equity Incentive Plan

        On July 21, 2006, our board of directors implemented our 2006 Equity Incentive Plan, or the 2006 Plan. The 2006 Plan provides for the grant of the following types of incentive awards: (i) stock options, (ii) stock appreciation rights, (iii) restricted stock, (iv) restricted stock units, (v) performance shares and performance units, and (vi) other stock or cash awards. Those who are eligible for Awards under the 2006 Plan include employees, directors and consultants who provide services to the Company and its affiliates. As of December 31, 2013, the number of ordinary shares available for grant under the 2006 Plan was 1,355,278. As of December 31, 2013, 1,733,755 shares underlying options and restricted stock awards and units were outstanding under the 2006 Plan.

        The following table summarizes significant ranges of outstanding and exercisable stock options as of December 31, 2013 (in thousands, except years and share prices):

Range of Exercise Price		Number Outstanding as of December 31, 2013	Weighted Average Remaining Contractual Term	Weighted Average Exercise Price	Number Exercisable as of December 31, 2013	Weighted Average Exercise Price
$2.97	$2.97	27	5.83	$2.97	7	$2.97
$3.21	$3.21	202	5.65	$3.21	57	$3.21
$4.14	$4.17	73	4.79	$4.16	44	$4.16
$6.51	$8.70	59	2.90	$7.12	53	$7.19
$9.72	$9.72	50	1.25	$9.72	50	$9.72
$18.75	$18.75	80	2.13	$18.75	80	$18.75
$19.83	$63.48	7	1.68	$24.77	7	$24.77
$79.02	$79.02	2	0.32	$79.02	2	$79.02
$89.70	$89.70	1	0.28	$89.70	1	$89.70
$112.38	$112.38	75	0.05	$112.38	75	$112.38

Total		576	3.60	$21.26	376	$30.72

        As of December 31, 2013, we had total unvested restricted stock awards of approximately 1.7 million shares, with a weighted average grant date fair value of $3.08.

C.    Board Practices

        Our board of directors currently consists of eight directors. We believe that each of the non-executive members of our board of directors is an "independent director" as that term is used in the NASDAQ corporate governance rules.

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

        We have a staggered board that is divided into three classes, designated as Class I, consisting of one director, Class II, consisting of three directors, and Class III, consisting of two directors, with no more than one class eligible for reelection at any annual shareholder meeting, or AGM. The terms of our Class I directors will expire on the date of our next AGM. The terms of our Class II directors will expire on the date of our 2014 AGM, or if no such meeting is held, our next AGM. The terms of our Class III directors will expire on the date of our 2015 AGM, or if no such meeting is held, our next AGM after 2015. Starting with the Class II directors who were elected at our 2011 shareholder meeting, each class of directors will be elected to serve terms of three years. The division of our board of directors into three classes with staggered three year terms may delay or prevent a change of our management or a change in control. For information regarding when each of our current directors became a member of our board of directors, please see Item 6.A "Directors, Senior Management and Employees—Directors and Senior Management."

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

D.    Employees

        As of December 31, 2013, we had approximately 607 full-time employees worldwide. From time to time, we also employ part-time employees and hire contractors. Our employees are not represented by any collective bargaining agreement and we have never experienced a work stoppage. We believe that we have good employee relations. We have adopted a series of restructuring initiatives targeted at returning us to profitability, as a result of which, we reduced our headcount by 738 from 1,560 in 2011 to approximately 822 in 2012 and approximately 607 in 2013.

        The following table sets forth information regarding our staff as of December 31, 2013:

Manufacturing and supply chain	159
Research and development	219
Marketing, sales and support	125
Administration and other support	104

Total	607

E.    Share Ownership

        The following table sets forth certain information with respect to beneficial ownership of our ordinary shares as of March 31, 2014 by:

  •
  Each current director;

  •
  Each current executive officer;

  •
  All of our current directors and executive officers as a group; and

  •
  Each person who is known to us to beneficially own more than 5% of our ordinary shares.

        The percentage of shares beneficially owned and votes held by each listed person is based upon 37,944,826 ordinary shares outstanding as of March 31, 2014 together with options that are exercisable within 60 days from March 31, 2014 and shares issuable upon vesting of restricted shares within 60 days from March 31, 2014 for each shareholder. Beneficial ownership is determined in accordance with the rules of the SEC.

Name and Address of Beneficial Owner(1)	Shares Beneficially Owned(2)	Percent of Total Outstanding(2)
Directors and Executive Officers
William Wong	*	*
Tianruo Pu	*	*
Xiaoping Li	—	—
Baichuan Du	*	*
Hong Liang Lu(3)	1,153,937	3.0%
Linzhen Xie	*	*
Sean Shao	*	*
Himanshu Shah	9,887,221	26.1%
All current directors and executive officers as a group	11,185,579	29.5%
Principal Shareholders
Entities affiliated with Himanshu Shah and Shah Capital Management(4)	9,887,221	26.1%
E-Town International Holding (Hong Kong) Co. Limited(5)	3,787,878	10.0%
Prescott Group Capital Management, L.L.C.(6)	2,307,700	6.1%

*
Less than 1%

(1)
Unless otherwise indicated, the address for all beneficial owners is c/o Building No. 3, Letel Hi-Tech Park #500, Binjiang District, Hangzhou, P.R. China.

(2)
The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of March 31, 2014. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. Shares subject to options which are exercisable within 60 days of March 31, 2014 and shares underlying restricted share units that will vest within 60 days of March 31, 2014 are deemed to be outstanding and to be beneficially owned by the person holding such options or restricted share units for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. The number of shares beneficially owned has been adjusted to reflect our one-for-three reverse splits effected on March 21, 2014.

(3)
Includes (i) 754,582 Ordinary Shares, (ii) 181,704 Ordinary Shares over which Mr. Lu and his spouse, Lucy Lu, share voting and dispositive power, (iii) 26,925 Ordinary Shares registered in the name of Lu Charitable Remainder Trust, of which Mr. Lu is the trustee, (iv) 16,408 Ordinary Shares registered in the name of the Lu Family Trust, of which Mr. Lu is a trustee and of which Mr. Lu and his spouse are beneficiaries, (v) 76,333 Ordinary Shares registered in the name of The Lu Family Limited Partnership, of which Mr. Lu is a general partner, and (vi) 97,985 Ordinary Shares issuable upon exercise of options held by Mr. Lu that are exercisable currently or within 60 days of March 31, 2014.

(4)
Includes 9,575,749 ordinary shares managed by Shah Capital Management and deemed to be owned beneficially by Shah Capital Management solely as a result of its discretionary power over such shares as investment adviser for separately managed accounts and as investment manager of Shah Capital Opportunity Fund LP, and 311,472 ordinary shares over which Himanshu H. Shah holds sole voting and dispositive power. The address of the principal business office of Shah Capital Management and Shah Capital Opportunity Fund L.P. is 8601 Six Forks Road, Suite 630, Raleigh, NC 27615.

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

(6)
Information based on the Schedule 13G jointly filed with the SEC on February 14, 2014 by Prescott Group Capital Management, L.L.C., an Oklahoma limited liability company ("Prescott Capital"), Prescott Group Aggressive Small Cap, L.P., an Oklahoma limited partnership ("Prescott Small Cap"), Prescott Group Aggressive Small Cap II, L.P., an Oklahoma limited partnership ("Prescott Small Cap II" and, together with Prescott Small Cap, the "Small Cap Funds"), and Mr. Phil Frohlich, the principal of Prescott Capital. Our ordinary shares were purchased by the Small Cap Funds through the account of Prescott Group Aggressive Small Cap Master Fund, G.P., an Oklahoma general partnership ("Prescott Master Fund"), of which the Small Cap Funds are general partners. Prescott Capital serves as the general partner of the Small Cap Funds and may direct the Small Cap Funds, the general partners of Prescott Master Fund, to direct the vote and disposition of the 2,307,700 Ordinary Shares held by the Master Fund. As the principal of Prescott Capital, Mr. Frohlich may direct the vote and disposition of the 2,307,700 Ordinary Shares held by Prescott Master Fund.

        None of the shareholders known by us to beneficially own 5% or more of our outstanding shares as of March 31, 2014, have voting rights that are different from the voting rights of our other shareholders.

        To our knowledge, except as disclosed above, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal person or persons, severally or jointly.

        To our knowledge, there are no arrangements the operation of which may at a subsequent date result in us undergoing a change in control.

        As of March 31, 2014, our directors and executive officers held options to purchase an aggregate of 414,921 ordinary shares under our existing equity incentive plans. The per share exercise prices of these options held by our directors and executive officers range from $2.97 to $18.75, and the expiration dates of such options range from February 27, 2016 to October 31, 2019. In addition, as of

March 31, 2014, our directors and executive officers held 543,589 restricted shares and 791,664 restricted share units issuable upon vesting.

ITEM 7—MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

        Please refer to Item 6.E "Directors, Senior Management and Employees—Share Ownership."

B.    Related Party Transactions

        We recognize revenue with respect to sales of telecommunications equipment to affiliates of Softbank, a former shareholder of our Company. Softbank offers broad band-access service throughout Japan, which is marketed under the name "YAHOO! BB." We support Softbank's ADSL service through sales of our MSAN product. In addition, we also support the building of Softbank's optical transmission network through the sales of our PTN product.

        Our sales to Softbank have increased significantly year over year since 2009, which contributed greatly to the increase of total net sales and the gross profit as a percentage of net sales. During 2013, 2012 and 2011, we recognized revenue of $90.3 million, $92.0 million and $94.2 million, respectively, for sales of telecommunications equipment and services to affiliates of Softbank. We included in accounts receivable as of December 31, 2013, 2012 and 2011 of $19.0 million, $12.1 million and $8.5 million, respectively, related to these transactions. Amounts due to Softbank included in accounts payable were nil, nil and $1.9 million as of December 31, 2013, 2012 and 2011, respectively.

        Sales to Softbank include a three-year service period and a penalty clause if product failure rates exceed a certain level over a seven year period. As of December 31, 2013, 2012 and 2011, the customer advance balance related to Softbank agreements was $3.1 million, $4.7 million and $2.6 million, respectively. The current deferred revenue balance related to Softbank was $2.0 million, $6.5 million and $15.8 million as of December 31, 2013, 2012 and 2011, respectively. As of December 31, 2013, 2012 and 2011, the noncurrent deferred revenue balance related to Softbank was $3.8 million, $4.6 million and $7.2 million, respectively.

        As discussed in Note 6 to our Consolidated Financial Statements included under Item 18 of this Annual Report on Form 20-F, we have a $1.9 million investment in SBI. Affiliates of Softbank have a controlling interest in SBI.

        On January 14, 2014, Softbank sold its entire stake in our Company, consisting of 4,883,875 ordinary shares. We repurchased 3,883,875 ordinary shares, and Shah Capital Opportunity Fund LP, one of our shareholders, purchased 1,000,000 ordinary shares, for a price of $2.54 per ordinary share.

        On March 11, 2014, we issued and sold 2,000,000 of our ordinary shares to Shah Capital Opportunity Fund LP, one of our shareholders, for a price of $2.67 per ordinary share.

C.    Interests of Experts and Counsel

        Not applicable.

ITEM 8—FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information

        See Item 18 "Financial Statements" for our audited consolidated financial statements filed as part of this Annual Report on Form 20-F.

Legal Proceedings

Governmental Investigations

        In December 2005, the U.S. Embassy in Mongolia informed us that it had forwarded to the Department of Justice, or the DOJ, allegations that an agent of our Mongolia joint venture had offered payments to a Mongolian government official in possible violation of the Foreign Corrupt Practices Act, or the FCPA. We, through our Audit Committee, authorized an independent investigation into possible violations of the FCPA, and we have been in contact with the DOJ and U.S. Securities and Exchange Commission (the SEC regarding the investigation. The investigation identified possible FCPA violations in Mongolia, Southeast Asia, India, and China, as well as possible violations of U.S. immigration laws. The DOJ requested that we voluntarily produce documents related to the investigation, the SEC subpoenaed us for documents, and we received a Grand Jury Subpoena requiring the production of documents related to one aspect of the DOJ investigation, that is, travel we had sponsored. We have resolved the investigations with the DOJ and the SEC. On December 31, 2009, as part of the resolution of these investigations, we executed a consent pursuant to which, without admitting or denying the SEC's allegations, we agreed to a judgment in favor of the SEC of $1.5 million, and agreed to certain reporting obligations for up to four years. The SEC approved that resolution. On April 14, 2010, the United States District Court for the Northern District of California entered a judgment incorporating the terms of that consent. On December 31, 2009, we entered into a non-prosecution agreement with the DOJ, pursuant to which we have paid an additional $1.5 million and agreed to undertake a three-year reporting obligation and to review and, where appropriate, strengthen our compliance, bookkeeping and internal controls standards and procedures. Under the non-prosecution agreement, subject to compliance with its terms, the DOJ has agreed not to criminally prosecute us for crimes (other than criminal tax violations) relating to certain travel arrangements we provided to customers in China. We submitted our first reports to the DOJ and SEC on May 1, 2010, our second reports to the DOJ and SEC on April 29, 2011 and our third reports to the DOJ and SEC on April 26, 2012. Our last reports submitted to the DOJ and SEC were on May 1, 2013 and April 30, 2013, respectively.

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

	High	Low
Annual highs and lows
2009	$7.62	$1.89
2010	$9.78	$4.95
2011	$8.76	$2.64
2012	$4.98	$2.10
2013	$3.51	$2.05
Quarterly highs and lows
Second Quarter 2012	$4.50	$3.21
Third Quarter 2012	$3.69	$2.94
Fourth Quarter 2012	$3.24	$2.10
First Quarter 2013	$3.51	$2.13
Second Quarter 2013	$2.98	$2.58
Third Quarter 2013	$2.80	$2.52
Fourth Quarter 2013	$3.04	$2.26
First Quarter 2014	$2.80	$2.47
Monthly highs and lows
October 2013	$3.04	$2.72
November 2013	$2.84	$2.26
December 2013	$2.83	$2.50
January 2014	$2.80	$2.47
February 2014	$2.74	$2.51
March 2014	$2.78	$2.50
April 2014 (through April 14)	$2.85	$2.68

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

U.S. Federal Income Taxation

        The following discussion describes material U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders (each as defined below) of an investment in our ordinary shares. This discussion applies only to investors that hold the ordinary shares as capital assets and, in the case of U.S. Holders, that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States, including the U.S. Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury regulations in effect, or, in some cases, proposed, as of the date of this Annual Report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

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

  •
  tax-exempt entities;

  •
  expatriates or entities subject to the U.S. anti-inversion rules;

  •
  persons liable for alternative minimum tax;

  •
  persons holding ordinary shares as part of a straddle, hedging, constructive sale, conversion transaction or integrated transaction;

  •
  persons holding ordinary shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States;

  •
  persons who acquired ordinary shares through the exercise of an employee stock option or otherwise as compensation;

  •
  persons that actually or constructively own 10% or more of our voting stock; or

  •
  persons holding ordinary shares through partnerships or other pass-through entities.

(YOU SHOULD CONSULT YOUR OWN TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL INCOME TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS ANY TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ORDINARY SHARES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX LAWS OR THE LAWS OF ANY STATE, LOCAL OR NON-U.S. JURISDICTION AND UNDER ANY APPLICABLE TAX TREATY.)

        If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds ordinary shares, the tax treatment of a partner in such partnership will depend on the status of the partner and the activities of the partner and the partnership. If you are a partnership holding ordinary shares, or a partner in such a partnership, you should consult your own tax advisors.

[Treatment of the UTStarcom as a U.S. Corporation for U.S. Federal Income Tax Purposes

        Although UTStarcom is organized as a Cayman Islands corporation, we have been treating UTStarcom as a U.S. corporation for U.S. federal income tax purposes pursuant to Section 7874 of the Code as a result of the Merger. As such, UTStarcom generally is treated as subject to U.S. federal income tax as if it were organized under the laws of the United States or a state thereof. Because we generally treat UTStarcom as a U.S. corporation for all purposes under the Code, we do not intend to treat UTStarcom as a "passive foreign investment company," as such rules apply only to non-U.S. corporations for U.S. federal income tax purposes.]

        The remainder of this discussion assumes that UTStarcom is treated as a U.S. corporation for all U.S. federal income tax purposes.

Tax Consequences of the Ownership and Disposition of Ordinary Shares to U.S. Holders

        The discussion below of the U.S. federal income tax consequences to "U.S. Holders" will apply to you if you are the beneficial owner of ordinary shares and you are, for U.S. federal income tax purposes.

  •
  a citizen or resident of the United States;

  •
  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia or otherwise treated as such under applicable U.S. tax law;

  •
  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Distributions

        UTStarcom does not currently anticipate paying distributions on its ordinary shares. In the event that distributions are paid, however, the gross amount of such distributions will be included in the gross income of a U.S. Holder as dividend income on the date of receipt to the extent that the distribution is paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such dividends will be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. Dividends received by non-corporate U.S. holders, including individuals, may be subject to reduced rates of taxation under current law. A U.S. holder may be eligible to claim a foreign tax credit with respect to any PRC withholding tax imposed on dividends paid by us. However, the foreign tax credit rules are complex, and their application in connection with Section 7874 of the Code in the presence of the Agreement Between the Government of the United States of America and the Government of the People's Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the U.S.-PRC Tax Treaty, are not entirely clear at this time. U.S. Holders should consult their own tax advisors with respect to any benefits they may be entitled to under the foreign tax credit rules and the U.S.-PRC Tax Treaty.

        To the extent that dividends paid on our ordinary shares exceed current and accumulated earnings and profits, the distributions will be treated first as a tax-free return of tax basis on the our ordinary shares, and to the extent that the amount of the distribution exceeds tax basis, the excess will be treated as capital gain.

Sale or Other Disposition

        U.S. Holders of our ordinary shares will recognize taxable gain or loss on any sale, exchange, or other taxable disposition of ordinary shares equal to the difference between the amount realized for the ordinary shares and the U.S. Holder's tax basis in those ordinary shares. This gain or loss generally will be capital gain or loss. Non-corporate U.S. Holders, including individuals, may be eligible for reduced tax rates if the ordinary shares have been held for more than one year. The deductibility of capital losses is subject to limitations. A U.S. Holder may be eligible to claim a foreign tax credit with respect to any PRC withholding tax imposed on gain from the sale or other disposition of our ordinary shares. However, the foreign tax credit rules are complex, and their application in connection with Section 7874 of the Code in the presence of the U.S.-PRC Tax Treaty are not entirely clear at this time. U.S. Holders should consult their own tax advisors with respect to any benefits they may be entitled to under the foreign tax credit rules and the U.S.-PRC Tax Treaty.

Medicare Surtax

        Certain U.S. Holders who are individuals, trusts or estates are required to pay a 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of shares of stock. U.S. holders should consult their own advisors regarding the effect, if any, of this legislation on their ownership and disposition of our ordinary shares.

Tax Consequences of the Ownership and Disposition of Ordinary Shares to Non-U.S. Holders

        The discussion below of the U.S. federal income tax consequences to "Non-U.S. Holders" will apply to you if you are the beneficial owner of ordinary shares and you are, for U.S. federal income tax purposes:

  •
  a non-resident alien individual;

  •
  a foreign corporation; or

  •
  a foreign trust.

        Special rules, not discussed here, may apply to certain Non-U.S. Holders, such as:

  •
  certain former citizens or residents of the United States;

  •
  controlled foreign corporations;

  •
  passive foreign investment companies;

  •
  corporations that accumulate earnings to avoid U.S. federal income tax;

  •
  investors in pass-through entities that are subject to special treatment under the Code.

        Further, this discussion assumes that no item of income or gain recognized by any Non-U.S. Holder with respect to the ordinary shares is effectively connected with the conduct of a trade or business within the United States.

        Distributions.    UTStarcom does not currently anticipate paying distributions on its ordinary shares. In the event that distributions are paid, however, such distributions will constitute dividends for U.S. tax purposes to the extent paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that dividends paid on UTStarcom ordinary shares exceed current and accumulated earnings and profits, the distributions will be treated first as a tax-free return of tax basis on the ordinary shares, and to the extent that the amount of the distribution exceeds tax basis, the excess will be treated as capital gain. Any dividends paid to a Non-U.S. Holder by UTStarcom are treated as income derived from sources within the United States and generally will be subject to U.S. federal income tax withholding at a rate of 30% of the gross amount of the dividends, or at a lower rate provided by an applicable income tax treaty if Non-U.S. Holders provide proper certification of eligibility for the lower rate (usually on IRS Form W-8BEN).

        If Non-U.S. Holders are eligible for a reduced rate of U.S. withholding tax pursuant to an applicable income tax treaty, such Non-U.S. Holders may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

        Sale or Other Disposition.    Any gain realized upon the sale or other disposition of UTStarcom ordinary shares generally will not be subject to U.S. federal income tax unless:

  •
  the holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition, and certain other conditions are met; or

  •
  UTStarcom is or has been a "U.S. real property holding corporation," or USRPHC, for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period during which such Non-U.S. Holder has held the ordinary shares.

        Non-U.S. Holders whose gain is described in the first bullet point above will be subject to a flat 30% U.S. federal income tax rate on the gain derived from the sale, which may be offset by U.S.-source capital losses, even though such Non-U.S. Holders are not considered to be residents of the United States. A corporation will be a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the aggregate value of its real property interests (U.S. and non-U.S.) and its assets used or held for use in a trade or business. Because we do not currently own significant U.S. real property, we believe, but our special United States counsel has not independently verified, that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the applicable period that is specified in the Code.

Backup Withholding and Information Reporting

        Payments of dividends or of proceeds on the disposition of stock made to a holder of UTStarcom ordinary shares may be subject to information reporting and backup withholding at a current rate of 28% unless such holder provides a correct taxpayer identification number on IRS Form W-9 (or other appropriate withholding form) or otherwise establishes an exemption from backup withholding, for example by properly certifying your non-U.S. status on a Form W-8BEN or another appropriate version of IRS Form W-8. Payments of dividends to holders generally must be reported annually to the IRS, along with the name and address of the holder and the amount of tax withheld, if any. A similar report is sent to the holder. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in the holder's country of residence.

        Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

  Foreign Account Tax Compliance Act

        Legislation commonly known as "FATCA" generally will impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our ordinary shares paid to a "foreign financial institution" (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). The legislation also generally will impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such taxes. This legislation generally will apply to payments of dividends made on or after July 1, 2014 and to payments of gross proceeds made on or after January 1, 2017. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

F.     Dividends and Paying Agents

        Not applicable.

G.    Statement by Experts

        Not applicable.

H.    Documents on Display

        The documents concerning our Company referred to in this document and required to be made available to the public are available at the offices of UTStarcom Holdings Corp. at Building No. 3, Letel Hi-Tech Park #500, Binjiang District, Hangzhou, P.R. China.

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

        We maintain an investment portfolio of various holdings, types and maturities. We do not use derivative financial instruments. We place our cash investments in instruments that meet high credit quality standards, as specified in our investment policy guidelines. Our policy is to limit the risk of principal loss and to ensure the safety of invested funds by generally attempting to limit market risk. Funds in excess of current operating requirements are mostly invested in money market funds which are rated AAA. Our cash and cash equivalents are not subject to significant interest rate risk due to the short maturities of these instruments. As of December 31, 2013, the carrying value of our cash and cash equivalents approximated fair value.

        The table below represents carrying amounts and related weighted-average interest rates of our investment portfolio at December 31, 2013 and 2012:

	December 31,
	2013	2012
	(in thousands)
Cash and cash equivalents	$107,773	$179,584
Average interest rate	0.47%	1.44%
Restricted cash—short term	$9,822	$13,806
Average interest rate	0.05%	0.20%
Short-term investments	$—	$296
Average interest rate	—	0.00%
Restricted cash long-term	$4,857	$5,763
Average interest rate	0.01%	0.01%
Total investment securities	$122,452	$199,449
Average interest rate	0.42%	1.31%

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

        In 2013, the majority of our foreign-currency denominated sales have been made in Japan, denominated in Japanese yen. The balance of our cash and cash equivalents held in Japanese Yen was $4.9 million at December 31, 2013. Historically, the exchange rate between Japanese Yen and U.S. dollar has been volatile. Additionally, the majority of our expenses are denominated in Renminbi. Due to China's currency exchange control regulations, we are limited in our ability to convert and repatriate RMB, as well as in our ability to engage in foreign currency hedging activities in China. The balance of our cash and cash equivalents held in Renminbi was $9.7 million at December 31, 2013. Since China unpegged the RMB from the U.S. dollar in July 2005 through December 31, 2013, the RMB has strengthened by approximately 26.9% versus the U.S. dollar. We also made significant sales in Indian rupees in 2013.

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

ITEM 15—CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

        Our Chief Executive Officer and our Chief Financial Officer conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and 15d-15(e) promulgated under the Exchange Act. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2013, our disclosure controls and procedures were not effective because of the material weakness described below under "Management's Annual Report on Internal Control over Financial Reporting."

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

        As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2013 using the criteria set forth in the report "Internal Control—Integrated Framework (1992)" published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO).

        A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

The following material weakness in internal control over financial reporting has been identified as of December 31, 2013.

        We did not maintain effective internal controls over financial reporting as of December 31, 2013 as we lacked sufficient resources with an appropriate level of knowledge and experience of US GAAP to properly record non-routine accounting transactions under US GAAP due to staff turnover in the accounting and finance functions during the year.

        The material weakness described above could result in misstatement of the Company's consolidated financial statements that would result in a material misstatement to the quarterly or annual consolidated financial statements that would not be prevented or detected.

        Because of the material weakness described above, management has concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by COSO.

        PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2013, as stated in its report, which appears on page F-2 of this annual report.

Management's Plan for Remediation of Material Weakness

        Our management has been engaged in, and continues to be engaged in making necessary changes and improvements to the overall design of its control environment to address the material weakness in internal control over financial reporting and the ineffectiveness of the Company's disclosure controls and procedures described above.

        We reported the same material weakness as described above over financial reporting process as of December 31, 2012. To remediate the material weakness described above over financial reporting process, we have engaged external consultant to review the accounting for our non-routine transactions since January 2013. However, due to the continuous downsize of the Company, we were not able to achieve a significant progress to remediate the material weakness in 2013. We will continue to: (a) provide more comprehensive training on US GAAP to our accounting team and other relevant personnel; (b) enhance our accounting manual to provide the accounting team with more comprehensive guideline on the policies and controls over financial reporting under the requirement of U.S. GAAP and SEC rules; (c) look for additional accounting personnel with appropriate knowledge and experience in US GAAP; (d) recruitment of additional personnel to closely oversee the business and financials of investees. We will continue to assess its standardized processes to further enhance the effectiveness of financial reviews including the analysis and monitoring of financial information in a consistent and thorough manner.

Changes in Internal Control over Financial Reporting

        Other than as discussed above under "Management's Annual Report on Internal Control over Financial Reporting", there have been no changes in our internal control over financial reporting during 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C—PRINCIPAL ACCOUNTANT FEES AND SERVICES

Disclosure of Fees Charged by Independent Accountants

        The aggregate fees billed for professional accounting services by PricewaterhouseCoopers for the fiscal years ended December 31, 2013 and 2012 are as follows:

	Years Ended December 31,
	2013	2012
	(in thousands)
Audit fees(1)	$1,686	$1,648
Audit-related fees(2)	72	175
Tax fees(3)	242	183
All other fees(4)	—	—

Total	$2,000	$2,006

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

ITEM 16D—EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not Applicable.

ITEM 16E—PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        On August 12, 2011, our board of directors approved a share repurchase program of up to $20 million of its outstanding shares over the next 12 months through August 15, 2012. This program was subsequently extended by our board of directors through February 15, 2013 and was completed in August 2013 with the repurchase of approximately $15 million worth of our shares.

Period	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Approximate Dollar Value that May Yet Be Purchased Under the Plans
September 2011	375,938	$4.05	375,938	$18,477,450
October 2011	556,145	$3.81	556,145	$16,358,537
November 2011	213,393	$4.20	213,393	$15,462,285
December 2011	418,293	$4.23	418,293	$13,692,907
January 2012	13,234	$3.89	13,234	$13,640,909
February 2012	61,090	$3.88	61,090	$13,401,374
March 2012	20,319	$4.20	20,319	$13,315,184
April 2012	92,025	$4.06	92,025	$12,939,659
May 2012	188,372	$3.65	188,372	$12,244,844
June 2012	473,308	$3.70	473,308	$10,472,913
July 2012	334,271	$3.28	334,271	$9,362,967
August 2012	441,465	$3.16	441,465	$7,942,118
September 2012	339,627	$3.27	339,627	$6,813,585
October 2012	409,197	$3.01	409,197	$5,564,646
November 2012	238,195	$2.99	238,195	$4,850,721

Total	4,174,871		4,174,871

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

        In January 2014, we repurchased 3,883,875 of our ordinary shares from SoftBank at a purchase price of $2.54 per ordinary share.

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

        NASDAQ Marketplace Rule 5620(a) requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer's fiscal year end. However, NASDAQ Marketplace Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement. We follow home country practice with respect to annual meetings and did not hold an annual shareholder meeting in 2013. Our Cayman Islands counsel has provided a letter to NASDAQ certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders' approvals.

ITEM 16H—MINE SAFETY DISCLOSURE

        Not applicable.

PART III

ITEM 17—FINANCIAL STATEMENTS

        We have elected to provide financial statements pursuant to Item 18.

ITEM 18—FINANCIAL STATEMENTS

        Our consolidated financial statements are included at the end of this Annual Report.

ITEM 19—EXHIBITS

Exhibit Number	Description	Form	Incorporated by Reference From Exhibit Number	Date Filed
1.1	Amended and Restated Memorandum and Articles of Association.	20-F	1.1	4/26/2013
2.1	Property Transfer and Leaseback Agreement, dated as of December 19, 2009, by and between UTStarcom Telecom Co., Ltd. and Zhejiang Zhongnan Construction Group Co., Ltd. (translation from Chinese).	8-K	2.1	12/24/2009
4.1	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 of Form F-4 (File No. 333-173828) filed with the Securities and Exchange Commission on April 29, 2011	F-4	10.1	4/29/2011
4.2	Stockholder Rights Agreement, made as of February 1, 2010, by and between UTStarcom, Inc. and Beijing E-town International Investment and Development Co., Ltd.	8-K	4.1	2/4/2010
4.3	Stockholder Rights Agreement, made as of February 1, 2010, by and among UTStarcom, Inc., Elite Noble Limited and Shah Capital Opportunity Fund L.P.	8-K	4.2	2/4/2010
4.4	2006 Equity Incentive Plan, as amended February 18, 2009.	10-K	10.14	3/2/2009
4.5	Form of Stock Option Award Agreement for use under 2006 Equity Incentive Plan.	10-Q	10.2	8/7/2009
4.6	Form of Stock Option Agreement for Directors and Officers for use under the 2006 Equity Incentive Plan.	10-Q	10.3	8/7/2009
4.7	Form of Restricted Stock Agreement for use under the 2006 Equity Incentive Plan.	10-K	10.17	3/2/2009
4.8	Form of Restricted Stock Unit Agreement for use under the 2006 Equity Incentive Plan.	10-K	10.18	3/2/2009
4.9	Form of Stock Option Amendment Election Form executed by key executive officers and directors.	8-K	10.1	1/4/07

Exhibit Number	Description	Form	Incorporated by Reference From Exhibit Number	Date Filed
4.10	UTStarcom, Inc. Amended and Restated Executive Involuntary Termination Severance Pay Plan.	10-Q	10.2	5/8/2009
4.11	Form of Performance Share Agreement for use under the 2006 Equity Incentive Plan.	10-K	10.33	3/2/2009
4.12	Form of Performance Unit Agreement for use under the 2006 Equity Incentive Plan.	10-K	10.34	3/2/2009
4.13	Manufacturing Agreement signed as of January 23, 2010	8-K	10.1	1/28/2010
4.14	Lease Contract dated as of February 1, 2010, by and between UTStarcom Telecom Co., Ltd. and Zhejiang Zhongnan Construction Group Co., Ltd. (translation from Chinese)	8-K/A	10.1	2/5/2010
4.15	Property Lease Contract dated March 7, 2011 between UTStarcom Telecom Co., Ltd. and Zhejiang Letong Communication Equipment Co., Ltd. (translation from Chinese)	10-Q	10.1	5/9/2011
4.16	Master Reorganization Agreement Share and Asset Purchase Agreement dated August 31, 2012 by and among UTStarcom Hong Kong Limited, the Company, Eagle Field Holdings Limited and Mr. Ying (Jack) Lu.	20-F	4.51	4/26/2013
4.17	Share Transfer Agreement dated August 31, 2012 by and among the Company, Eagle Field Holdings Limited and UTStarcom Hong Kong Holdings Limited.	20-F	4.52	4/26/2013
4.18	English translation of the License Agreement dated August 31, 2012 by and among the Company, UTStarcom Telecom Co., Ltd., UTStarcom Hong Kong Holding Limited. and UTStarcom China Co., Ltd.	20-F	4.53	4/26/2013
4.19	Assignment and Assumption Agreement dated August 31, 2012 by and among the Company, UTStarcom Telecom Co., Ltd., UTStarcom India Telecom PVT. Ltd., UTStarcom Hong Kong Holding Limited., UTStarcom China Co., Ltd. and Eagle Field Holdings Limited.	20-F	4.54	4/26/2013
4.20	Patent, Software Copyright, Trademark and Domain Name Assignment dated August 31, 2012 by and among UTStarcom Telecom Co., Ltd., UTStarcom China Co., Ltd. and UTStarcom, Inc.	20-F	4.55	4/26/2013

Exhibit Number	Description	Form	Incorporated by Reference From Exhibit Number	Date Filed
4.21	Convertible Bond dated August 31, 2012 issued by UTStarcom Hong Kong Holding Limited to UTStarcom Hong Kong Limited.	20-F	4.56	4/26/2013
4.22	Purchase and Sale Agreement dated January 17, 2014 among the Company, Shah Capital Opportunity Fund LP and SoftBank America Inc.	6-K	10.1	1/21/2014
4.23	Share Subscription Agreement dated March 11, 2014 between the Company and Shah Capital Opportunity Fund LP.	6-K	10.2	3/12/2014
8.1	Subsidiaries of UTStarcom Holdings Corp.	Filed herewith	—	—
12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—
12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—
13.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—
13.2	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—
15.1	Consent of Independent Registered Public Accounting Firm.	Filed herewith	—	—
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*
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

UTSTARCOM HOLDINGS CORP.
Date: April 18, 2014	By:	/s/ WILLIAM WONG
Name: William Wong
Title: Chief Executive Officer

UTSTARCOM HOLDINGS CORP.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
UTStarcom Holdings Corp.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income (loss), shareholders' equity and cash flows present fairly, in all material respects, the financial position of UTStarcom Holdings Corp. and its subsidiaries at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the accompanying index present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) because a material weakness in internal control over financial reporting related to the lack of sufficient resources with an appropriate level of knowledge and experience of US GAAP to properly record non-routine transactions under U.S. GAAP existed as of that date. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2013 consolidated financial statements and our opinion regarding the effectiveness of the Company's internal control over financial reporting does not affect our opinion on those consolidated financial statements. The Company's management is responsible for these financial statements and financial statement schedules, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in management's report referred to above. Our responsibility is to express opinions on these financial statements, on the financial statement schedules, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

We do not express an opinion or any other form of assurance on management's statements referring to management's actions and plans of remediation of the identified material weakness included in the Management's Annual Report on Internal Control Over Financial Reporting.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People's Republic of China
April 19, 2014

UTSTARCOM HOLDINGS CORP.

CONSOLIDATED BALANCE SHEETS

	December 31, 2013	December 31, 2012
	In thousands
ASSETS
Current assets:
Cash and cash equivalents	$107,773	$179,584
Short-term investments	—	296
Accounts receivable, net of allowances for doubtful accounts of $11,063 and $10,796, respectively	23,260	15,000
Inventories	23,355	26,028
Deferred costs	86,723	125,472
Prepaids and other current assets	21,552	27,154
Short-term restricted cash	9,822	13,806

Total current assets	272,485	387,340
Property, plant and equipment, net	4,771	8,866
Long-term investments	74,588	62,443
Long-term deferred costs	8,539	20,556
Long-term deferred tax assets	590	283
Other long-term assets	5,994	8,603

Total assets	366,967	488,091

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	24,953	24,991
Income taxes payable	11,827	8,735
Customer advances	75,670	89,362
Deferred revenue	29,093	41,461
Deferred tax liabilities	577	219
Other current liabilities	22,430	26,200

Total current liabilities	164,550	190,968
Long-term deferred revenue	35,251	59,530
Other long-term liabilities	16,786	20,937

Total liabilities	216,587	271,435

Commitments and contingencies (Note 12)
UTStarcom Holdings Corp. shareholders' equity:
Ordinary share: $0.00375 par value; 250,000 authorized shares; 45,444 and 53,322 shares issued at December 31, 2013 and December 31, 2012, respectively; 39,778 and 47,656 shares outstanding at December 31, 2013 and December 31, 2012, respectively (Note 1)(1)	151	182
Additional paid-in capital	1,280,810	1,309,761
Treasury stock, at cost: 5,666 and 5,666 shares at December 31, 2013 and December 31, 2012, respectively(1)	(20,421)	(20,421)
Accumulated deficit	(1,176,022)	(1,153,301)
Accumulated other comprehensive income	65,862	79,621

Total UTStarcom Holdings Corp. shareholders' equity	150,380	215,842

Noncontrolling interests	—	814

Total equity	150,380	216,656

Total liabilities and equity	$366,967	$488,091

(1)
Authorized share capital of the company was amended by the consolidation of the existing 750,000,000 Ordinary Shares of US$0.00125 par value each into 250,000,000 Ordinary Shares of US$0.00375 par value each effective from March 21,2013. The authorized shares, issued shares, outstanding shares, and treasury stock shares for 2012 have been adjusted retroactively to reflect the one for three reverse share split.

See accompanying notes to consolidated financial statements

UTSTARCOM HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	Years ended December 31,
	2013	2012	2011
	(In thousands, except per share amounts)
Net sales
Products	$141,138	$160,688	$285,493
Services	23,301	26,040	35,083

	164,439	186,728	320,576
Cost of net sales
Products	99,888	95,854	178,463
Services	24,331	22,716	27,779

Gross profit	40,220	68,158	114,334

Operating expenses:
Selling, general and administrative	37,626	52,457	63,857
Research and development	14,520	28,131	30,123
Amortization of intangible assets	—	516	1,239
Restructuring	—	358	2,386
Net loss (gain) on divestitures	1,307	16,239	(4,546)

Total operating expenses	53,453	97,701	93,059

Operating income (loss)	(13,233)	(29,543)	21,275

Interest income	511	2,612	2,313
Interest expense	(151)	(240)	(252)
Other income (expense), net	11,480	(2,973)	(8,165)
Equity pick up of losses of an associate	(9,586)	—	—
Investment Impairment	(9,400)	(3,043)	(476)

Income (loss) before income taxes	(20,379)	(33,187)	14,695

Income tax expense	(2,351)	(2,392)	(2,918)

Net income (loss)	(22,730)	(35,579)	11,777

Net loss attributable to noncontrolling interests	9	1,194	1,610

Net income (loss) attributable to UTStarcom Holdings Corp.	$(22,721)	$(34,385)	$13,387

Net income (loss) per share attributable to UTStarcom Holdings Corp.—Basic(1)	$(0.58)	$(0.71)	$0.26
Net income (loss) per share attributable to UTStarcom Holdings Corp.—Diluted(1)	$(0.58)	$(0.71)	$0.26

Weighted average shares outstanding—Basic	39,127	48,513	51,491

Weighted average shares outstanding—Diluted	39,127	48,513	51,641

Other comprehensive (loss) Income, net of tax
Foreign currency translation adjustment	(13,759)	(3,272)	13,470

Other comprehensive (loss) Income, net of tax	(13,759)	(3,272)	13,470

Comprehensive income (loss)	(36,489)	(38,851)	25,247

Comprehensive loss attributable to noncontrolling interests	9	1,194	1,610

Comprehensive income (loss) attributable to UTStarcom Holding Corp.	$(36,480)	$(37,657)	$26,857

(1)
Authorized share capital of the company was amended by the consolidation of the existing 750,000,000 Ordinary Shares of US$0.00125 par value each into 250,000,000 Ordinary Shares of US$0.00375 par value each effective from March 21, 2013. The Net income (loss) per share attributable to UTStarcom Holding Corp basic and diluted for 2012 and 2011 have been recomputed retroactively to reflect the one for three reverse share split.

See accompanying notes to consolidated financial statements

UTSTARCOM HOLDINGS CORP.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock
						Accumulated Other Comprehensive Income
	Shares outstanding(1)	Amount	Additional Paid-in Capital	Treasury Stock	(Accumulated Deficit)		Non- controlling interest	Total Stockholders' Equity
	(In thousands, except number of shares)
Balance at December 31, 2010	51,775,739	182	1,303,627	—	(1,132,303)	69,423	8,011	248,940

Common stock issued upon option exercises	19,777	—	124	—	—	—	—	124
Repurchase of ordinary shares	(1,563,769)	—	—	(6,301)	—	—	—	(6,301)
Restricted stock issued and restricted stock units released	378,964	—	—	—	—	—	—	—
Restricted stock cancellation	(5,329)	—	—	—	—	—	—	—
Stock-based compensation	—	—	3,029	—	—	—	—	3,029
Net Income	—	—	—	—	13,387	—	(1,610)	11,777
Other comprehensive income:
Foreign currency translation	—	—	—	—	—	13,470	—	13,470

Balance at December 31, 2011	50,605,382	182	1,306,780	(6,301)	(1,118,916)	82,893	6,401	271,039

Repurchase of ordinary shares	(2,611,102)	—	—	(8,842)	—	—	—	(8,842)
Repurchase of ordinary share from iTV shareholder	(1,491,091)	—	—	(5,278)	—	—	—	(5,278)
Restricted stock issued and restricted stock units released	1,271,014	—	—	—	—	—	—	—
Stock-based compensation	—	—	2,981	—	—	—	—	2,981
Restricted stock cancellation	(118,111)	—	—	—	—	—	—	—
Net loss	—	—	—	—	(34,385)	—	(1,194)	(35,579)
Derecognition of non-controlling interests on deconsolidation of a subsidiary	—	—	—	—	—	—	(4,393)	(4,393)
Other comprehensive income:
Foreign currency translation	—	—	—	—	—	(3,272)	—	(3,272)

Balance at December 31, 2012	47,656,092	$182	$1,309,761	$(20,421)	$(1,153,301)	$79,621	$814	$216,656

Repurchase of ordinary shares	(8,333,333)	(31)	(30,649)					(30,680)
Restricted stock issued and restricted stock units released	455,095	—	—	—	—	—	—	—
Stock-based compensation	—	—	1,698	—	—	—	—	1,698
Net loss	—	—	—	—	(22,721)	—	(9)	(22,730)
Elimination of the non-controlling interest as a result of liquidation of a subsidiary.	—	—	—	—	—	—	(805)	(805)
Other comprehensive income:
Foreign currency translation	—	—	—	—	—	(6,671)	—	(6,671)
CTA recognition on liquidation of the subsidiaries	—	—	—	—	—	(7,088)	—	(7,088)

Balance at December 31, 2013	39,777,854	$151	$1,280,810	$(20,421)	$(1,176,022)	$65,862	$—	$150,380

(1)   Authorized share capital of the company was amended by the consolidation of the existing 750,000,000 Ordinary Shares of US$0.00125 par value each into 250,000,000 Ordinary Shares of US$0.00375 par value each effective from March 21, 2013. The outstanding common shares and treasury stock shares for 2012 and 2011 have been adjusted retroactively to reflect the one for three reverse share split.

See accompanying notes to consolidated financial statements

UTSTARCOM HOLDINGS CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2013	2012	2011
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(22,730)	$(35,579)	$11,777
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	3,464	3,951	3,082
Amortization of deferred gain on sale-leaseback	—	—	(625)
Net loss (gain) on divestitures	1,307	16,239	(4,546)
Net loss (gain) on disposal of assets	3,553	879	(492)
Gain on CTA recognition from liquidation of subsidiaries	(7,088)	—	—
Tax provision reversal	(1,240)	—	—
Equity pick up of losses of an associate	9,586	—	—
Investment Impairment	9,400	3,043	476
Stock-based compensation expense	1,698	2,982	3,029
Provision for (recovery of) doubtful accounts	(75)	(1,154)	2,212
Deferred income taxes	(380)	(2,211)	345
Changes in operating assets and liabilities, net of effect of iTV deconsolidation and IPTV divestiture
Accounts receivable	(14,058)	664	8,080
Inventories and deferred costs	45,875	(4,231)	94,916
Other assets	6,058	17,455	11,261
Accounts payable	7,110	9,506	(4,857)
Income taxes payable	110	6,393	3,102
Customer advances	(12,005)	9,749	1,488
Deferred revenue	(29,524)	(37,760)	(132,575)
Other liabilities	(2,976)	(15,544)	(38,390)

Net cash used in operating activities	(1,915)	(25,618)	(41,717)

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment	(3,766)	(5,445)	(9,347)
Purchase of intangible assets	—	(54)	—
Payment on the NGN divestiture	(2,369)	—	—
Net proceeds from divestitures	2,000	220	215
Payment for the non-controlling interest on the liquidation of a subsidiary	(898)	—	—
Proceeds from settlement of an investment interest, net	569	—	—
Change in restricted cash	2,209	(1,129)	5,478
Purchase of investment interests	(26,592)	(15,602)	(1,181)
Contribution of equity investment through a shareholder loan	—	—	(7,119)
Purchase of short-term investments	(81)	(2,267)	(8,365)
Proceeds from sale of short-term investments	379	4,300	9,039
Cash decrease due to deconsolidation of a subsidiary	—	(6,841)	—
Payment on divestiture of IPTV business and investment in IPTV convertible bond	(503)	(56,010)	—
Other	162	80	519

Net cash used in investing activities	(28,890)	(82,748)	(10,761)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of ordinary shares upon ESPP purchases and option exercises	—	—	124
Repurchase of ordinary shares	(30,680)	(8,842)	(6,301)

Net cash used in financing activities	(30,680)	(8,842)	(6,177)

Effect of exchange rate changes on cash and cash equivalents	(10,326)	(4,834)	8,774

Net decrease in cash and cash equivalents	(71,811)	(122,042)	(49,881)

Cash and cash equivalents at beginning of year	179,584	301,626	351,507

Cash and cash equivalents at end of year	$107,773	$179,584	$301,626

Supplemental disclosure of cash flow information:
Cash paid:
Interest	$151	$240	$252
Income taxes	$1,600	$3,000	$530
Non-cash operating activities
Purchase iTV convertible bond through converting of outstanding receivables	$7,114	—	—
Non-cash investing activities
Repurchase of ordinary shares from iTV shareholder	—	$(5,278)	—
Accrual related to purchase of property, plant and equipment	$530	$1,911	$(2,475)
Purchase iTV convertible bond through converting of outstanding receivables	$(7,114)	—	—

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—BASIS OF PRESENTATION AND LIQUIDITY

        UTStarcom Holdings Corp., or the Company, a Cayman Islands corporation incorporated in 2011, is a global telecom infrastructure provider dedicated to developing technology that will serve the rapidly growing demand for bandwidth from cloud-based services, mobile, streaming and other applications. The Company works with carriers globally, from Asia to the Americas, to meet this demand through a range of innovative broadband packet optical transport and wireless/fixed-line access products and solutions.

        UTStarcom was founded in 1991 and started trading on NASDAQ in 2000. On June 24, 2011, the stockholders of UTStarcom Inc. approved the proposed merger, or the Merger, to reorganize UTStarcom, Inc. as a Cayman Islands company. Pursuant to the approval of the shareholders, UTSI Mergeco Inc., a Delaware corporation and a wholly-owned subsidiary of UTStarcom Holdings Corp., merged with and into the existing public company, UTStarcom, Inc., which is incorporated under the laws of the State of Delaware. As a result of the reorganization, UTStarcom Holdings Corp. became the parent company of UTStarcom, Inc. and its subsidiaries.

        Also pursuant to the Merger, the Company issued an equal number of ordinary shares in exchange for the common stock of UTStarcom Inc. The Company's business is conducted in substantially the same manner as was conducted by UTStarcom, Inc. The transaction was accounted for as a legal re-organization of entities under common control. Accordingly, the accompanying consolidated financial statements of the Company have been prepared with the assumption that the current corporate structure has been in existence throughout all relevant periods. The consolidated financial statements of the Company prior to the Merger in 2011 reflect the financial position, results of operations and cash flows of UTStarcom, Inc. and its subsidiaries. The consolidated financial statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 reflect the financial position, results of operations and cash flows of the Company.

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

        The accompanying consolidated balance sheets as of December 31, 2013 and 2012, and the Consolidated Statements of Operations and Comprehensive Income (Loss) for each of the three years ended December 31, 2013, 2012 and 2011 have been prepared by the Company pursuant to the rules and regulations of the SEC and in conformity with generally accepted accounting principles in the U.S. ("US GAAP").

        The accompanying consolidated financial statements are presented on the basis that the Company is a going concern. The going concern assumption contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

        The Company has incurred a net loss of $22.7 million during the year ended December 31, 2013, a net loss and a net income of $34.4 million and $13.4 million during the years ended December 31, 2012 and 2011, respectively. As of December 31, 2013, the Company had an accumulated deficit of $1,176.0 million. The Company incurred net cash outflow from operations of $1.9 million, $25.6 million and $41.7 million during the years ended December 31, 2013, 2012 and 2011 respectively.

        As of December 31, 2013, the Company had cash and cash equivalents of $107.8 million, of which $11.5 million was held by subsidiaries in China. China imposes currency exchange controls on certain transfers of funds to and from China. The Company's China subsidiaries are subjected to pre-approval from the State Administration of Foreign Exchange ("SAFE") for non-domestic financing. Additionally,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1—BASIS OF PRESENTATION AND LIQUIDITY (Continued)

the amount of cash available for transfer from the China subsidiaries for use by the Company's non-China subsidiaries is also limited both by the liquidity needs of the subsidiaries in China and the restriction on currency exchange by Chinese-government mandated limitations including currency exchange controls on certain transfers of funds outside of China. Our China subsidiaries have no accumulated profit as of December 31, 2013 determined in accordance with Chinese accounting standards that can be paid as dividends. In the years 2011, 2012 and 2013, our China subsidiaries did not pay dividends to our parent company.

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

        In the past years, the Company took a number of actions to improve its liquidity. Starting in June 2009, management expanded the initiatives to include a worldwide reduction in workforce and optimizing R&D spending with a focus on selected products. The Company's year-over-year selling, general and administrative and R&D operating expenses decreased significantly both in 2012 and 2013 and management believes the continuing efforts to stream-line operations will enable the Company's fixed cost base to be better aligned with operations, market demand and projected sales levels. If projected sales do not materialize, the Company will need to take further actions to reduce costs and expenses or explore other cost reduction options.

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

        On October 16, 2010, the Company invested in iTV Media Inc. or iTV, by entering an Ordinary Shares Purchase Agreement with iTV and Smart Frontier, the sole shareholder of iTV, to purchase 5,100,000 ordinary shares at a total price of $10.0 million, which consisted of 51% of iTV's total shares which were held by Smart Frontier, the purchase price was paid by the Company's ordinary shares, which would be repurchased back in future by the Company according to the Ordinary Shares Purchase Agreement. Concurrent with entering into the Ordinary Shares Purchase Agreement, the Company also entered into a Series A Preference Shares Purchase Agreement to purchase from iTV 9,600,000 Series A Preference Shares for an aggregate cash consideration of $20.0 million. The Purchase Shares and the Series A Preference Shares together constitute 75% of the total shares of iTV which gave the Company control over iTV. The Company recorded this transaction as an acquisition of a business. The transactions closed on November 8, 2010. The Company issued 4,473,272 (or 1,491,091 after reverse share split) ordinary shares to Smart Frontier with a fair value of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1—BASIS OF PRESENTATION AND LIQUIDITY (Continued)

$9.8 million based on the market price of the Company's ordinary share as at November 8, 2010 for the purchase price of $10.0 million for the iTV ordinary shares and made cash payments of $20.0 million to iTV for the purchase of Series A Preference Shares.

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

        On December 3, 2012, iTV issued a convertible bond to the Company for cash in the principal amount of $3.0 million which bears interest at 6.5% per annum and matured on December 31, 2013 and subsequently the maturity date was extended to December 31, 2015. The convertible bond is classified as available-for-sale securities subject to fair value accounting.

        On January 2, 2013, iTV issued another convertible bond to the Company for cash in the principal amount of $5.0 million with a maturity date of December 31, 2013, and also subsequently extended the maturity date to December 31, 2015. The issuance of these additional convertible bonds triggered a reassessment of the Company's previous cost method accounting for its investment in the preference shares. Due to the additional convertible bond investment and the decreasing fair value of the ordinary shares of iTV in relation to the total fair value of that company, it was determined the preference shares of iTV Media owned by the Company now substantively participated in the risks and rewards of iTV Media, irrespective of the liquidation preferences, and were considered as in-substance common stock. Therefore, the Company concluded the equity method criteria had been met and the equity accounting commenced in the first quarter of 2013. As a result, the Company recorded total $9.6 million losses for this equity investment in 2013 equivalent to 49% of iTVs losses for the year. As of December 31, 2013, the remaining balance in the preferred stock is $5.3M.

        In the second quarter of 2013, the Company further invested in an additional $15.0 million convertible bond issued by iTV Media with a maturity date of May 31, 2014. In the fourth quarter of 2013, the Company further invested in an additional $12.1 million convertible bond issued by iTV Media of which $5.0 million was invested through cash with a maturity date of August 31, 2014 and $7.1 million through the conversion of outstanding receivables with a maturity date of December 31, 2015. No significant gain or loss was generated from the conversion of receivables to convertible bonds because it was converted at the book value of the receivables.

        Through December 31, 2013, the Company has invested $20.0 million preference shares and $35.1 million convertible bonds in iTV Media. If converted, these investments represent approximately 73% of the equity of iTV Media. Nevertheless, the Company does not have control over iTV Media because the founder and CEO of iTV Media retains the right to elect three of the five board members of iTV Media unless the voting interests controlled by him falls below 10% of the total voting interests

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1—BASIS OF PRESENTATION AND LIQUIDITY (Continued)

of iTV Media. As the iTV Media board of directors has the power to elect or dismiss officers, approve the budget, make strategic decisions and evaluate possible merger and acquisition opportunities of that company, the founder and CEO of iTV Media controls that company. iTV Media is considered as a Variable Interest Entity because it is thinly capitalized. Management has concluded the founder and CEO of iTV Media was the primary beneficiary of iTV Media for the year ended December 31, 2013, because he met the power criterion and loss/benefits criterion in accordance to ASC 81010-25. For the above reasons, the company did not consolidate iTV Media as of December 31, 2013 and for the year ended December 31, 2013. After recognizing an impairment charge of $9.1 million impairment charge in 2013, the convertible bond investments balance at December 31, 2013 was $26.0 million. If iTV Media can not obtain funding that is more senior than the convertible bonds from other parties, once the preferred shares book value is reduced to zero due to 49% equity loss pick up, the Company will recognize 100% of iTV Media's losses until its convertible bond investment balance has been depleted.

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

        The Company has reclassified the prior year presentation of investment impairment loss to present on a separate line consistent with the 2013 presentation in the Consolidated Statements of Operations and Comprehensive Income (Loss). We consider this adjustment immaterial to the Consolidated Statements of Operations and Comprehensive Income (Loss) of 2012 and 2011.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates:

        The preparation of consolidated financial statements in conformity with generally US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant judgment and estimates are used for revenue recognition, allowance for doubtful accounts and sales returns, tax valuation allowances, inventory write-down, deferred costs, accrued product warranty costs, provisions for contract losses, recoverability of goodwill and intangible assets, investment impairments, stock-based compensation expense, loss contingencies and restructuring expenses among others. Actual results could differ materially from those estimates.

Cash and Cash Equivalents:

        Cash and cash equivalents consist of highly liquid instruments with original maturities of three months or less. Approximately 48%, $51.3 million of cash and cash equivalents were held by the Company's subsidiaries in the U.S. as of December 31, 2013. The remainder was held by the other UTStarcom entities throughout the world. As of December 31, 2013, approximately 11%, $11.5 million of the Company's cash and cash equivalents were held by its subsidiaries in China and China imposes currency exchange controls on transfers of funds outside of China. Cash and cash equivalents are invested in short-term bank deposits and similar short duration instruments with fixed maturities from overnight to three months.

Restricted Cash:

        As of December 31, 2013, the Company had short-term restricted cash of $9.8 million, and had long-term restricted cash of $4.9 million included in other long-term assets. As of December 31, 2012, the Company had short-term restricted cash of $13.8 million, and had long-term restricted cash of $5.8 million included in other long-term assets. These amounts primarily collateralize the Company's issuances of performance bonds, warranty bonds, standby and commercial letters of credit.

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

        In connection with the restructuring of the telecommunication industry in China and the launch of 3G services in China, MIIT announced that PAS services in China would be phased out by January 1, 2012. In the second and third quarter of 2009, the Company streamlined its sales, service and R&D operations for PAS handsets and infrastructure equipment. The Company did not perform any new R&D of PAS products and it maintained a small support team to assist its customers with warranty matters. In the later part of the third quarter of 2009 and the early part of the fourth quarter of 2009, the Company contacted its PAS infrastructure customers and held discussions with them on the future of PAS products. In October 2009, the Company notified its PAS infrastructure customers in China that it would no longer provide upgrades or support of PAS products beyond December 31, 2011. Consequently, the Company determined the remaining expected period of support as 2 years from the fourth quarter of 2009 and hence deferred revenue associated with PAS infrastructure was recognized ratably beginning in the fourth quarter of 2009 through the fourth quarter of 2011. In 2011, deferred revenue of $95.3 million was released to revenue associated with PAS infrastructure sales, realizing profit of approximated $33.1 million on a full year basis. As of December 31, 2011, the Company completed the amortization of deferred revenue associated with PAS infrastructure sales. The Company still had a remaining balance of deferred revenue associated with unfulfilled contractual obligations for its historical PAS infrastructure contracts as of December 31, 2011. Such amounts were deferred at its VSOE of fair value according to the terms of the contracts. Upon the phasing out of the PAS services as required by the MIIT announcement, the Company has been taking appropriate actions, such as communicating with its customers regarding the termination of such services, to legally release those obligations. Accordingly, approximately $8.1 million of the deferred revenue had been released in 2012 upon the completion of the appropriate legal actions. The remaining balance of $5.1 million was included as the part of the liabilities transferred to the buyer on the IPTV divestiture. See "Note 3—Divestiture".

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

        The Company will recognize gross revenue based on the amount billed to customers, when all revenue recognition criteria have been met for transactions where the Company is a reseller. For these transactions the Company is responsible to fulfill the contracts' obligations, and assumes both the general inventory risk as well as the credit risk.

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

        On August 31, 2012, the Company completed the divestiture of its IPTV business. As a result, the Company divested the IPTV business, transferring all assets, liabilities and managerial duties to the buyer. However, due to the delay of customer contract assignments, the Company was still the primary obligor for most of the contracts as of the divestiture completion date as they were not legally assigned to the buyer. Therefore, the Company was not able to derecognize the customer advances and deferred revenue related to those un-assigned contracts. Since all of the economic risks and benefits of the un-assigned contracts had been transferred to the buyer of the IPTV business, the Company had recorded a portion of the payment ($22.7 million) made to the buyer at the time of the divestiture as deferred service costs to offset the remaining liabilities (deferred revenue and customer advances) related to those un-assigned contracts. Although the deferred costs and related deferred revenue and customer advances had not been transferred to the buyer at the time of sale, those costs, and this $22.7 million, had been included in the calculation of the loss on divestiture discussed above. As of December 31, 2012, the Company had both liabilities and deferred costs of $47.3 million related to those un-assigned contracts. The Company would continue to recognize revenue for those unassigned contracts when they meet the revenue recognition criteria as mentioned above. At the same time, the Company would recognize an equal amount of the deferred costs associated with those contracts. Therefore, there would be no gross margin impact from the future revenue recognition of these unassigned contracts. The Company would continue to derecognize both the liabilities and deferred costs when the related contracts were legally assigned subsequently. During the post divestiture period in 2012, the Company recorded $2.2 million in revenues and related costs in the statements of operations relating to these unassigned contracts. During the year ended December 31, 2013, the Company recorded $1.4 million in revenues and related costs in the Consolidated Statements of Operations and Comprehensive Income (Loss) due to meeting the revenue recognition criteria. As of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

December 31, 2013, the Company still had both liabilities and deferred costs of $29.3 million related to those un-assigned contracts. See "Note 3—Divestiture".

        Because of the nature of doing business in China and other emerging markets, the Company's billings and/or customer payments may not correlate with the contractual payment terms and the Company generally does not enforce contractual payment terms prior to final acceptance. Accordingly, accounts receivable are not recorded until the Company recognizes the related customer revenue. Advances from customers are recognized when the Company has collected cash from the customer, prior to recognizing revenue. Deferred revenue is recorded if there are undelivered elements after final acceptance has been obtained. The Company had current deferred revenue of $29.1 million and $41.5 million, and long-term deferred revenue of $35.3 million and $59.5 million at December 31, 2013 and 2012, respectively. Costs related to deferred revenue are also deferred until revenue is recognized. See "Deferred Costs" below.

Product Warranty:

        The Company provides a warranty on its equipment and terminal sales for a period generally ranging from one to two years from the time of final acceptance. At times, the Company has entered into arrangements to provide limited warranty services for periods longer than two years. The Company provides for the expected cost of product warranties at the time that revenue is recognized based on an assessment of past warranty experience and when specific circumstances dictate. The Company assesses the adequacy of its recorded warranty liability every quarter and makes adjustments to the liabilities if necessary. Specific warranty accruals are reversed upon the expiration of the warranty period and are recorded as reduction of cost of sales. Warranty accrual reversals were $0.1 million, $0.3 million and $1.4 million in 2013, 2012 and 2011, respectively. From time to time, the Company may be subject to additional costs related to non-standard warranty claims from its customers. If and when this occurs, the Company estimates additional accruals based on historical experience, communication with its customers and various assumptions that the Company believes to be reasonable under the circumstances. Such additional warranty accruals are recorded in the period in which the additional costs are identified.

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

Research and Development and Capitalized Software Development Costs:

        R&D costs are charged to expense as incurred. The Company capitalizes software development costs incurred in the development of software that will ultimately be sold, between the time technological feasibility has been attained and the related product is ready for general release. Management judgment is required in assessing technological feasibility, expected future revenues, estimated product lives and changes in product technologies, and the ultimate recoverability of the Company's capitalized software development costs. Direct costs of software developed for internal use are expensed during the preliminary project stage and capitalized during the application development stage. The Company did not capitalize any software development costs during year 2013, 2012, and 2011.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property, Plant and Equipment:

        Property, plant and equipment are recorded at cost and are stated net of accumulated depreciation. Depreciation is provided for on a straight-line basis over the estimated useful lives of the related assets. Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful life or the term of the lease. When assets are disposed of, the cost and related accumulated depreciation are removed from the accounts and the resulting gains or losses are included in results of operations. The Company capitalizes interest incurred related to construction of property, plant or equipment until it is ready for use. No capitalized interest was recorded during the years ended December 31, 2013, 2012, and 2011.

        The Company generally depreciates its assets over the following periods:

Years
Furniture, test or manufacturing equipment	5
Computers and software	2 - 3
Buildings	20
Automobiles	5
Leasehold improvements	Lesser of the term of the lease or the estimated useful lives of the assets

        Depreciation expense was $5.4 million, $4.4 million, and $1.8 million, for the years ended December 31, 2013, 2012 and 2011, respectively, which included accelerated amortization of leasehold improvements amounting to $2.0 million for the Beijing and Hangzhou offices, $0.9 million for the Beijing office and Nil due to the early termination of leases for the years ended December 31, 2013, 2012 and 2011, respectively.

Goodwill and Intangible Assets:

        Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. Goodwill is not amortized and is tested annually for impairment during the fourth quarter of the fiscal year and between annual tests if an event occurs or circumstances change in accordance with ASC 350 that would more likely than not reduce the fair value below its carrying amount. Impairment testing of goodwill is performed at a reporting unit level. In 2012, the Company adopted the Financial Accounting Standards Board ("FASB") revised guidance on "Testing of Goodwill for Impairment." Under this guidance, the Company has the option to choose whether it will apply the qualitative assessment first and then the quantitative assessment, if necessary, or to apply the quantitative assessment directly. For reporting units applying a qualitative assessment first, the Company starts the goodwill impairment test by assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Company determines that it is more likely than not the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of goodwill with its carrying value. For reporting units directly applying a quantitative assessment, the Company performs the goodwill impairment test by quantitatively comparing the fair values of those reporting units to their carrying amounts.

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

        Due to deconsolidation of iTV in 2012, there were no intangible assets or goodwill balance as of December 31, 2012. Therefore, no amortization was incurred in 2013. For the years ended December 31, 2012 and 2011, the amortization was $0.5 million and $1.2 million, respectively. See "Note 6—Cash, Cash Equivalents and Investments" and "Note 8—Goodwill and Purchased Intangible Assets."

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

Advertising Costs:

        The Company expenses all advertising costs as incurred. Payment to customers for marketing development costs are accounted for as a reduction of the revenue associated with customers as incurred. For the years ended December 31, 2013, 2012 and 2011, advertising costs totaled $0.1 million, $0.2 million, and $0.5 million, respectively.

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

Third Party Commissions:

        The Company records accruals for commissions payable to third parties in the normal course of business. Such commissions are recorded based on the terms of the contracts between the Company and the third parties and paid pursuant to such contracts. Consistent with the Company's accounting policies, these commissions are recorded as cost of net sales in the period in which the liability is incurred. Management has performed, and continues to perform, follow-up procedures with respect to these accrued commissions. Upon completion of such follow-up procedures, if the accrued commissions have not been claimed and the statute of limitations, if any, has expired, the Company reverses such accruals. Such reversals are recorded in the Consolidated Statements of Operations and Comprehensive Income (Loss) during the period management determines that the accruals are no longer necessary. During the year ended December 31, 2011, the Company did not release any accruals to cost of net sales as a result of the expiration of statute of limitations. During the year ended December 31, 2012, approximately $0.5 million was released to cost of net sales as a result of the expiration of statute of limitations. During the year ended December 31, 2013, the Company did not release any accruals to offset the cost of net sales as a result of the expiration of status of limitations, and continues to carry a balance of $0.1 million as of December, 31, 2013.

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

Accumulated Other Comprehensive Income (AOCI):

        Accumulated Other Comprehensive Income mainly consisted of foreign currency translation. The changes in AOCI, including the amounts reclassified to income, were as follows:

Foreign currency translation, net of tax
(in thousands)
Balance at December 31, 2011	$82,893
Gain (Loss) recorded in other comprehensive income	(3,272)
Less: Gain (loss) reclassified from AOCI to income	—

Balance at December 31, 2012	79,621

Gain (Loss) recorded in other comprehensive income	(6,671)
Less: Gain (loss) reclassified from AOCI to income	(7,088)

Balance at December 31, 2013	$65,862

        No accumulated other comprehensive income attributable to non-controlling interests.

        The Company reclassifies foreign currency translation adjustments from AOCI to income upon sale or upon complete or substantially complete liquidation of investments in foreign entities, with the amounts attributable to the entities and accumulated in the translation adjustment component of equity is both: (a) Removed from the separate component of equity; and (b) reported as part of the gain or loss on sale or liquidation of the investment for the period during which the sale or liquidation occurs.

        During fiscal 2013, the Company recognized $7.1 million to net income from the cumulative translation adjustment previously recorded in accumulated other comprehensive income upon the liquidation of two previously inactive Chinese entities. The prior cumulative translation adjustment primarily resulted from the different between local functional currency and the Company's reporting currency.

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

Financial Instruments and Derivatives:

        Financial instruments consist of cash and cash equivalents, short and long-term investments, notes receivable, accounts receivable and payable and accrued liabilities. The carrying amounts of cash and cash equivalents, bank notes, accounts receivable and payable, notes receivable, and accrued liabilities approximate their fair values because of the short-term nature of those instruments. The fair value of long term investments in debt and equity securities is determined based on quoted market prices or available information about investees.

        The Company may use derivative financial instruments to manage its exposures to foreign currency exchange rate changes. The objectives for holding derivatives include reducing, eliminating, and efficiently managing the economic impact of these exposures as effectively as possible. Derivative instruments are recognized as either assets or liabilities on the consolidated balance sheets. The Company measures those instruments at fair value and recognizes changes in the fair value of derivatives in earnings in the period of change unless the derivative qualifies as an effective hedge that offsets certain exposures. Such contracts are designated at inception to the related foreign currency exposures being hedged. The Company has not hedged any such transactions in 2013, 2012 and 2011.

Foreign Currency Translation:

        The Company's operations are conducted through international subsidiaries where the local currency is the functional currency and the financial statements of those subsidiaries are translated from their respective functional currencies into U.S. Dollars. All foreign currency assets and liabilities are translated at the period-end exchange rate and all revenues and expenses are translated at the average exchange rate for the period. The effects of translating the financial statements of foreign subsidiaries into U.S. Dollars are reported as a cumulative translation adjustment, a separate component of comprehensive income in stockholders' equity. During fiscal 2013, the Company recognized $7.1 million to net income from the cumulative translation adjustment previously recorded in accumulated other comprehensive income upon the liquidation of two previously inactive Chinese entities. The prior cumulative translation adjustment primarily resulted from the different between local functional currency and the Company's reporting currency.

        The foreign currency translation gain/loss related to the remeasurement of transactions denominated in other than the functional currency is included in other income, net on the Company's Consolidated Statements of Operations and Comprehensive Income (Loss). In connection with this remeasurement process, the Company recorded gains of $3.9 million and losses of $4.7 million and $8.9 million in 2013, 2012 and 2011, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings per Share:

        Basic earnings per share, or EPS, is computed by dividing net income (loss) available to holders of ordinary shares or common stockholders, by the weighted average number of the Company's ordinary shares outstanding, as applicable, during the period, which excludes unvested restricted stock. Diluted EPS presents the amount of net income (loss) available to each ordinary share, outstanding during the period plus each ordinary share that would have been outstanding assuming the Company had issued ordinary shares, for all dilutive potential ordinary shares outstanding during the period. The Company's potentially dilutive ordinary shares include outstanding stock options, unvested restricted stock and restricted stock units. For the years ended December 31, 2013 and December 31, 2012, no potential ordinary shares were dilutive because of the net loss incurred in those years, therefore basic and dilutive EPS were the same. For the year ended December 31, 2011, 719,603 ordinary shares were dilutive. The following table summarizes the total potential ordinary shares that were excluded from the diluted per share calculation, because to include them would have been anti-dilutive for the period.

	Years ended December 31,
	2013	2012	2011
	(in thousands)
Anti-dilutive stock options and awards/units outstanding(2)	1,734	2,002	—

Total(1)	1,734	2,002	—

        The following table shows the calculation of dilutive shares used in calculation diluted earnings per share:

	Years ended December 31,
	2013	2012	2011
	(in thousands)
Shares used in computation of basic earnings per share(2)	39,127	48,513	51,491
Total dilutive effect of outstanding stock awards(1)	—	—	150

Shares used in computation of diluted earnings per share(2)	39,217	48,513	51,641

(1)
Calculated using the treasury stock method, which assumes proceeds are used to reduce the dilutive effect of outstanding stock awards. Assumed proceeds include the unrecognized deferred compensation of share awards, and assumed tax proceeds from excess stock-based compensation deductions.

(2)
Authorized share capital of the Company was amended by the consolidation of the existing 750,000,000 Ordinary Shares of US$0.00125 par value each into 250,000,000 Ordinary Shares of US$0.00375 par value each effective from March 21, 2013. The shares used in computation of basic earnings per share and diluted earnings per share for 2012 and 2011 have been adjusted retroactively to reflect the one for three reverse share split.

Recent Accounting Pronouncements:

        In February 2013, the FASB issued ASU 2013-04, "Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date". This update provides guidance for the recognition, measurement, and disclosure of obligations resulting

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

from joint and several liability arrangements for which the total amount of the obligation within the scope of this update is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. GAAP. The guidance requires an entity to measure those obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance in this update also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. This update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. For nonpublic entities, the amendments are effective for fiscal years ending after December 15, 2014, and interim periods and annual periods thereafter. This update should be applied retrospectively to all prior periods presented for those obligations resulting from joint and several liability arrangements within the Update's scope that exist at the beginning of an entity's fiscal year of adoption. An entity may elect to use hindsight for the comparative periods (if it changed its accounting as a result of adopting the amendments in this Update) and should disclose that fact. Early adoption is permitted. However the Company has not elected to adopt this ASU earlier than the effective date. The Company believes the adoption of this ASU will not have a material effect on the Company's financial position, results of operations or cash flows.

        In March 2013, the FASB issued ASU 2013-05, "Parent's Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity". This update provides that when a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to apply the guidance in Subtopic 830-30 to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. For an equity method investment that is a foreign entity, a pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of such an equity method investment. However, this treatment does not apply to an equity method investment that is not a foreign entity. In those instances, the cumulative translation adjustment is released into net income only if the partial sale represents a complete or substantially complete liquidation of the foreign entity that contains the equity method investment. Additionally, the amendments in this update clarify that the sale of an investment in a foreign entity includes both (1) events that result in the loss of a controlling financial interest in a foreign entity (that is, irrespective of any retained investment) and (2) events that result in an acquirer obtaining control of an acquire in which it held an equity interest immediately before the acquisition date (sometimes also referred to as a step acquisition). Accordingly, the cumulative translation adjustment should be released into net income upon the occurrence of those events. This update is effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. Early adoption is permitted. However the Company has not elected to adopt this ASU earlier than the effective date. The Company believes the adoption of this ASU will not have a material effect on the Company's financial position, results of operations or cash flows.

        In July 2013, the FASB issued ASU 2013-11, "Income Taxes." Current U.S. GAAP does not include explicit guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The amendments

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

in this Update are an improvement to current U.S. GAAP because they are expected to reduce diversity in practice by providing guidance on the presentation of unrecognized tax benefits and will better reflect the manner in which an entity would settle at the reporting date any additional income taxes that would result from the disallowance of a tax position when net operating loss carryforwards, similar tax losses, or tax credit carryforwards exist. The amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. However the Company has not elected to adopt this ASU earlier than the effective date.

        The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The Company is currently evaluating the impact on its financial statements of adopting this Update.

        In January 2014, the FASB issued ASU 2014-01, "Investments (Topic 323)." The amendments in this Update provide guidance on accounting for investments by a reporting entity in flow-through limited liability entities that manage or invest in affordable housing projects that qualify for the low-income housing tax credit. The amendments permit reporting entities to make an accounting policy election to account for their investments in qualified affordable housing projects using the proportional amortization method if certain conditions are met.

NOTE 3—DIVESTITURES

        During the year ended 2010, the Company completed its divestitures of China Packet Data Services Node ("PDSN") Assets, EMEA operations, IP Messaging and US PDSN Assets, and the Remote Access Server Product Line. During the year ended 2012, the Company completed its divestiture of the IPTV equipment business. During the year ended 2013, the Company completed its divestitures of the Next Generation Network ("NGN") equipment business and DOCSIS-EOC product line.

China PDSN Assets

        In the third quarter of 2010, the Company completed a sale of its China PDSN assets. The divested assets were part of the Multimedia Communications segment. After the close of the transactions, the Company remained the primary obligor for certain sales contracts that were in place prior to the close of the transaction. The Company allocated proceeds to each component of the sales agreement based on relative fair values and recorded a gain of $1.6 million upon closing of the transaction in September 2010. The Company determined that the sale of this product line did not meet the criteria for presentation as a discontinued operation because of the Company's continuing involvement. In the third quarter of 2011, the Company entered into a three-party assignment agreement to transfer and release substantially all of the remaining obligations in connection with the sale of China PDSN assets. The Company recognized a gain on divestiture of approximately $4.3 million in year 2011. The Company reassessed and concluded that the three-party assignment agreement was executed beyond the one year reassessment period after its completion of disposal, and there was no triggering event requiring an extension of the reassessment period beyond one year. Therefore, presentation of discontinued operations is not appropriate. In 2012, the Company recognized a gain of $0.8 million as it successfully assigned all the remaining obligations associated with the China PDSN assets and released the related deferred gain. As of December 31, 2012, the Company had no remaining China PDSN deferred gain.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3—DIVESTITURES (Continued)

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

        On May 20, 2011, the Company received a Summary Summons from the High Court of Ireland filed by the buyer, which alleged that the Company owed the buyer certain amounts under the original transfer agreement. On September 17, 2012, the High Court of Ireland accepted the Notice of Discontinuance submitted by the buyer and with the payment of approximately $0.6 million paid by the Company to the buyer, which was recorded as offset to the remaining $1.0 million accrued balance and resulted in an additional gain on the divestiture in 2012, the matter was officially closed. The Company determined that the sale of its EMEA operations did not meet the criteria for presentation as a discontinued operation because EMEA did not meet the definition of a component of an entity and the Company has continued involvement with its EMEA operations.

IP Messaging and US PDSN Assets

        In June 2010, the Company completed a sale of its IP Messaging and US PDSN Assets as part of its strategy to focus on core IP-based product offerings. The divested assets were located in North America, Caribbean, and Latin America regions and were part of the Multimedia Communications segment. Consideration for the approximately $1.7 million of net liabilities transferred included approximately $0.4 million cash proceeds plus potential additional contingent consideration of up to $1.6 million based on future cash collection of transferred receivables. A gain of $2.1 million, net of taxes, was recognized in June 2010 as a reduction to operating expenses. In the third and fourth quarter of 2010, the Company received $0.9 million of contingent consideration and recognized an additional gain on the divestiture. In the first and fourth quarters of 2011, the Company received $0.2 million of contingent consideration which it recognized as additional gain on the divestiture, in the second quarter of 2012, the Company received $0.1 million of contingent consideration which it recognized as additional gain on the divestiture. In the first quarter of 2013, the Company received $0.1 million of contingent consideration which was recognized as an additional gain on the divestiture. The Company determined that the sale of these product lines did not meet the criteria for presentation as a discontinued operation as these product lines did not meet the definition of a component of an entity.

Sale of Remote Access Server product line

        In January 2010, the Company completed a sale of certain assets and liabilities related to its Remote Access Server, or RAS, product line and received total consideration of approximately $1.5 million. The primary RAS product was the Total Control 1000 Transaction Gateway, which offers the market a proven processing platform for carrier-class transaction network service providers and enterprises for dial-up connectivity. In the first quarter of 2010, the Company transferred net liabilities of approximately $0.3 million in connection with this transaction and recorded a net gain of $1.8 million as a reduction of operating expenses. The Company did not have any activity associated with this divestiture in 2011, 2012 and 2013. The Company determined that the divestiture of the RAS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3—DIVESTITURES (Continued)

product line did not meet the criteria for presentation as a discontinued operation as the RAS product line did not meet the definition of component of an entity.

IPTV operations

        On August 31, 2012, the Company completed a sale of its IPTV business to an entity founded by a former employee, who was our former CEO, and paid a total consideration of approximately $30.0 million related to the net liabilities transferred. In connection with the transaction, the Company transferred approximately $41.4 million in current assets, $1.2 million in property, plant and equipment and other long term assets and $74.1 million in liabilities, and as a result, the Company recorded a net loss of $17.5 million during 2012 related to the transaction, which primarily consists of the $1.5 million gain on the net release of liabilities, offset by $13.4 million of severance-related amounts either paid to the buyer or accrued for payments to terminated IPTV employees, write-off of $3.8 million of prepaid VAT no longer recoverable due to the disposition, and $1.7 million of transaction costs. As of December 31, 2012, the remaining unpaid balance related to the divestiture was approximately $0.6 million. In the second quarter of 2013, The Company paid $0.5 million which was recorded as offset to the remaining accrual balance and recognized $0.1 million divestiture gain.

        Due to the delay of customer contract assignments, the Company is still the primary obligor for most of the contracts as they were not legally assigned to the buyer. Therefore, the Company was not able to derecognize the related liabilities of those un-assigned contracts. Since all of the economic risks and benefits of the un-assigned contracts had been transferred to the buyer of the IPTV business, the Company recorded a portion of the payment ($22.7 million) made to the buyer at the time of the divestiture as the deferred service cost to offset the remaining liabilities (deferred revenue and customer advances) related to those un-assigned contracts. Although the deferred costs and related deferred revenue and customer advances have not been transferred to the buyer at the time of sale, those costs, and this $22.7 million, was included in the calculation of the loss on divestiture discussed above. As of December 31, 2012, the Company had both liabilities and deferred costs of $47.3 million related to those un-assigned contracts. The Company continues to recognize revenue for those unassigned contracts when they meet the revenue recognition criteria as mentioned above. At the same time, the Company would recognize an equal amount of the deferred costs associated with those contracts. Therefore, there would be no gross margin impact from the future revenue recognition of these unassigned contracts. The Company would continue to derecognize both the liabilities and deferred costs when the related contracts were legally assigned subsequently. During the post divestiture period in 2012, the Company recorded $2.2 million in revenues and related costs in the Consolidated Statements of Operations and Comprehensive Income (Loss) relating to these unassigned contracts. During year 2013, the Company recorded $1.4 million in revenues and related costs in the Consolidated Statements of Operations due to meeting the revenue recognition criteria. As of December 31, 2013, the Company had both liabilities and deferred costs of $29.3 million, respectively, related to those un-assigned contracts.

        Moreover, on August 31, 2012, UTStarcom Hong Kong Holdings Ltd., previously a subsidiary prior to its disposal to the buyer as part of the sale of the IPTV business, issued a convertible bond (the "Convertible Bond") to UTStarcom Hong Kong Ltd., a subsidiary of the Company, in the principal amount of $20.0 million, which said principal amount was paid by the Company in cash. According to the terms of the Convertible Bond, the Convertible Bond bears interest at 6.5% per annum and will be mature on August 31, 2017 (the Maturity Date). On or prior to the Maturity Date, upon UTStarcom Hong Kong Holdings Ltd achieving breakeven on its statement of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3—DIVESTITURES (Continued)

operations(the "P&L run-rate breakeven"), $5.0 million of principal of the Convertible Bond will be converted into 8% of the outstanding shares of UTStarcom Hong Kong Holding Ltd. At the Maturity Date, the Company may convert the outstanding principle amount of the Convertible Bond and all accrued and unpaid interest into fully paid and nonassessable ordinary shares of UTStarcom Hong Kong Holding Ltd. equal to 25% (if 8% of shares specified above have been issued) or 33% of the outstanding shares of UTStarcom Hong Kong Holding Ltd or may elect repayment in cash. During the years ended December 31, 2013, 2012 and 2011, the IPTV business accounted for $1.4 million, $29.5 million and $141.4 million, respectively of the Company's revenues. The Company determined that the divestiture of IPTV business did not meet the criteria for presentation as a discontinued operation due to the significant continuing involvement of the Company in the IPTV operations. The Convertible Bond has been classified as available-for-sale securities subject to fair value accounting. See Note 6—Cash, Cash Equivalents and Investments.

NGN operations

        On March 22, 2013, the Company entered into an agreement to divest all of our NGN related assets and liabilities to a third party. Pursuant to the agreement, the Company recorded $3.2 million in divestiture losses consisting of $2.7 million as compensation to the buyer for taking over a loss making business and $0.5 million of severance for the transferred employees, signing bonus and retention bonus to incentivize certain key employees to sign employment contracts with the buyer. The remaining accrual balance as of December 31, 2013 was $0.8 million which will be paid upon the completion of all the contracts and when the assets are transferred out. The Company determined that the sale of this product line did not meet the criteria for presentation as a discontinued operation because of the Company's continuing involvement.

Sale of DOCSIS-EOC product line

        On March 22, 2013, the Company entered into the agreement to dispose its DOCSIS-EOC product line to a third party with a cash consideration of $1.8 million paid by the buyer. This product was a cable broadband access product adopting or in connection with the C-DOCSIS technology and serving as cable modem termination server. At the date of the transfer, this product was still under the development phase with no customer orders. The Company received the full amount of $1.8 million during the second and third quarters of 2013 and the same amount of divestiture gain was recorded in the same periods. The transaction was completed in the third quarter of 2013. The product line is not a reportable segment under ASC 280, nor an operating segment or reporting unit. As the product line does not have separable cash flow, as it shared services and costs with other product lines in the broadband unit, the Company determined that the sale of this product line did not meet the criteria for presentation as a discontinued operation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4—COMPREHENSIVE INCOME/LOSS

        Total comprehensive income (loss) for the years ended December 31, 2013, 2012 and 2011 consisted of the following:

	Years ended December 31,
	2013	2012	2011
	(in thousands)
Net income (loss)	$(22,730)	$(35,579)	$11,777
Other Comprehensive income (loss)
Foreign currency translation	(13,759)	(3,272)	13,470

Total Comprehensive income (loss)	(36,489)	(38,851)	25,247

Comprehensive loss attributable to noncontrolling interests(1)	9	1,194	1,610

Comprehensive income (loss) attributable to UTStarcom Holdings Corp	$(36,480)	$(37,657)	$26,857

(1)
Comprehensive loss attributable to noncontrolling interests consisted solely of net loss.

        The changes in noncontrolling interests during the years ended December 31, 2013, 2012 and 2011 were as follows:

	Years ended December 31,
	2013	2012	2011
	(in thousands)
Balance at beginning of period	$814	$6,401	$8,011
Comprehensive loss attributable to noncontrolling interests	(9)	(1,194)	(1,610)
Noncontrolling interests reducing from deconsolidation	(805)	(4,393)	—

Balance at end of period	$—	$814	$6,401

NOTE 5—BALANCE SHEET DETAILS

        The following tables provide details of selected balance sheet items:

	December 31, 2013	December 31, 2012
	(in thousands)
Inventories:
Raw materials	$3,225	$3,833
Work in process	1,344	2,574
Finished goods(1)	18,786	19,621

Total Inventory	$23,355	$26,028

(1)
Includes finished goods at customer sites of approximately $14.7 million and $14.4 million at December 31, 2013 and 2012, respectively, for which the customer has taken possession, but based on specific contractual terms, title has not yet passed to the customer.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 5—BALANCE SHEET DETAILS (Continued)

	December 31, 2013	December 31, 2012
	(in thousands)
Prepaids and other current assets
Prepaid-Tax	$4,894	$8,517
Advance to Suppliers	223	3,064
Deferred Taxes—Current	3,534	3,493
Other Receivable(1)	8,579	9,890
Prepaid others	4,322	2,190

Total Prepaids and other current assets	$21,552	$27,154

(1)
The other receivable balance includes loans of approximately $5.6 million and $4.0 million as of December 31, 2013 and December 31, 2012, respectively, made to ESA Cultural Investment (Hong Kong) limited ("borrower" or ESA), a movie investment company with its operations located in Beijing. The Company signed the loan agreement to for a total amount of $5.6 million in the fourth quarter of 2012, and $4 million was drawdown in the fourth quarter of 2012 and the remaining in the first quarter of 2013. The loan bears interest at 20% per annum and matured on December 31, 2013. However, as of December 31, 2013, the Company has not received any repayment. The Company has performed an assessment on the need for a provision and due to communications and negotiations with the borrower has concluded that the loans will be collectible, therefore, the Company agreed to extend the maturity date on50% of the loan, or $2.8 million, to June 30, 2014, with the other half extended to December 31, 2014.

	December 31, 2013	December 31, 2012
	(in thousands)
Property, plant and equipment, net:
Leasehold improvements	$6,009	$9,992
Automobiles	2,129	2,055
Software	7,191	28,542
Computer, Equipment and Furniture	53,085	69,523
Others	93	804

Total	68,507	110,916

Less: accumulated depreciation	(63,736)	(102,050)

Total Property, plant and equipment, net	$4,771	$8,866

        During 2012, in connection with the IPTV divestiture (See Note 3—Divestiture) and the deconsolidation of iTV (See Note 6—Cash, Cash equivalents and Investments), the Company derecognized property, plant and equipment of $9.1 million with accumulated depreciation of $8.2 million and $2.0 million with accumulated depreciation of $0.6 million, respectively. Additionally, the Company wrote off $41.7 million with accumulated depreciation of $41.7 million and $45.3 million with accumulated depreciation of $45.2 million of fully depreciated property, plant and equipment in the years 2013 and 2012, respectively. Further in 2013, there was $1.7 million of accelerated depreciation related to the early termination of a lease on the Hangzhou facility and $0.3 million accelerated depreciation as a result of combining back office functions in Beijing to our facilities in Hangzhou as part of a cost reduction initiative in 2013. Included in the $45.3 million assets written off

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 5—BALANCE SHEET DETAILS (Continued)

in 2012 was $0.9 million in accelerated amortization of Beijing Office leasehold improvements due to early termination of that lease.

	December 31, 2013	December 31, 2012
	(in thousands)
Other current liabilities:
Accrued contract costs	$3,175	$4,325
Accrued payroll and compensation	8,136	7,341
Warranty costs	617	1,329
Accrued professional fees	1,946	2,103
Accrued other taxes	2,722	4,219
Other	5,834	6,883

Total other current liabilities	$22,430	$26,200

	December 31, 2013	December 31, 2012
	(in thousands)
Other long-term liabilities
Non Current Income Tax Payable	$13,606	$16,128
Non Current Deferred Tax Liability	37	133
Non Current Deferred Rent	475	878
Others	2,668	3,798

Total other long-term liabilities	$16,786	$20,937

NOTE 6—CASH, CASH EQUIVALENTS AND INVESTMENTS

        Cash and cash equivalents, consisting primarily of bank deposits and money market funds, are recorded at cost which approximates fair value because of the short-term nature of these instruments. There was no available-for-sale securities included in cash and cash equivalents at December 31, 2013 or December 31, 2012.

        Short-term investments consist of bank notes of Nil and $0.3 million at December 31, 2013 and December 31, 2012, respectively. The Company accepts bank notes receivable with maturity dates of between three and six months from its customers in China in the normal course of business. The Company may discount these bank notes with banking institutions in China. No bank notes were sold during the years ended December 31, 2013, 2012, and 2011.

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

        As at December 31, 2013 and at December 31, 2012, the Company had investments in convertible bonds and redeemable convertible preferred stock which were classified as available-for-sale securities

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6—CASH, CASH EQUIVALENTS AND INVESTMENTS (Continued)

and are subject to fair value accounting. Investments in debt securities classified as available for sale will be measured subsequently at fair value in the statement of financial position. An impairment charge will be recognized by the Company when a decline in the fair value below the cost basis is judged to be other-than-temporary.

        The following table shows the break-down of the Company's total long-term investments as of December 31, 2013 and December 31, 2012:

	Accounting Method	December 31, 2013	December 31, 2012
		(in thousands)
Cortina	Cost Method	$3,348	$3,348
GCT SemiConductor, Inc.	Cost Method	811	811
Xalted Networks	Cost Method	22	279
SBI	Cost Method	1,900	2,306
iTV Media Inc.(1)	Cost Method	—	14,894

Investment using Cost Method Total		6,081	21,638

ACELAND	Equity Method	2,109	2,109
Beijing Bodashutong Technology	Equity Method	—	577
iTV Media Inc.(1)	Equity Method	5,308	—
Shareholder Loan to ACELAND	Equity Method	7,119	7,119

Investment using Equity Method Total		14,536	9,805

iTV Media Inc.	Available for sale	25,971	3,000
AioTV	Available for sale	8,000	8,000
UTStarcom Hong Kong Holdings Ltd	Available for sale	20,000	20,000

Investments Classified as available-for-sale Total		53,971	31,000

Total Investment		$74,588	$62,443

(1)
On January 2, 2013, iTV issued another convertible bond to the Company for cash in the principal amount of $5.0 million with a maturity date of December 31, 2013 (extended to December 31, 2015), which triggered a reassessment of the Company's previous cost method accounting for its investment in the preference shares. Due to the additional convertible bond investment, the preference shares of iTV Media owned by the Company now substantively participated in the risks and rewards of iTV Media, irrespective of the liquidation preferences, and were considered as in-substance common stock. Therefore, the Company concluded the equity method criteria had been met and the equity accounting commenced in the first quarter of 2013.

Cortina

        In September 2004, the Company invested $2.0 million in Series A preferred stock of ImmenStar, Inc., or ImmenStar. ImmenStar was a development stage company that designed a chip that was used in the Company's product. This investment was accounted for under the cost method. In February 2007, ImmenStar was acquired by Cortina Systems, Inc., or Cortina. In exchange for the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6—CASH, CASH EQUIVALENTS AND INVESTMENTS (Continued)

Company's investment in ImmenStar, the Company received 3.6 million shares of Series D Preferred Convertible Stock of Cortina at $0.837 per share, $1.8 million cash in March 2007 and received an additional 0.4 million shares of Series D Preferred Convertible Stock at $0.837 per share and $0.2 million cash from escrow during 2008. The Company owns an approximately 1% interest of Cortina at both December 31, 2013 and 2012 and accounts for the investment in Cortina using the cost method. During the year of 2013, the Company assessed the fair value of Cortina, and concluded that there was no impairment charge for the Company to record.

GCT Semiconductor

        In October 2004, the Company invested $3.0 million in Series D preferred convertible stock of GCT Semiconductor, Inc., or GCT. This investment represents approximately a 2% interest in GCT Semiconductor, Inc., which designs, develops and markets integrated circuit products for the wireless communications industry. This investment is accounted for under the cost method. In the fourth quarter of 2012, the Company reassessed the fair value of its investment in GCT (level 2 within the fair value hierarchy) based on reviewing GCT's operational performance, cash position, financing needs and the stock price of latest private equity financing obtained by GCT, and as a result recorded a $2.2 million impairment charge in impairment of long-lived assets and long term investments, net due to an other-than-temporary decline in the fair value of GCT. During the year of 2013, the Company assessed the fair value of GCT, and concluded that there was no impairment charge for the Company to record.

Xalted Networks, or Xalted

        In May 2005 and August 2005, the Company invested $2.0 million and $1.0 million, respectively, in Xalted. In March 2006, the Company invested an additional $0.3 million in Xalted. Xalted is a development stage company providing telecommunication operator customers with a comprehensive set of network systems, software solutions and service offerings. The Company had less than 10% ownership interest at December 31, 2013 and 2012, on a fully diluted basis, in Xalted and accounts for the investment using the cost method. During the third quarter of 2009, management re-evaluated the carrying value of this investment, including reviewing Xalted's cash position, recent financing activities, financing needs, earnings/revenue outlook, operational performance, and competition. Based on this review, the Company determined that the decline in Xalted's fair value was other-than-temporary and recorded a $1.7 million impairment charge in the third quarter of 2009. In the second quarter of 2011, Xalted completed a share exchange agreement with Kranem Corporation, or Kranem, a public company listed in Over the Counter Bulletin Board. This transaction was recorded as a reverse recapitalization. As a result of this transaction, Xalted became a holding company which did not have any operations other than owning 35% of the issued and outstanding shares of Kranem. In the fourth quarter of 2011, the Company reassessed the fair value of its investment in Xalted (level 2 within the fair value hierarchy) based on the share price of Kranem, and as a result recorded a $0.5 million impairment charge in other income (expense), net due to an other-than-temporary decline in the fair value of Xalted. In the third quarter of 2012, the Company reassessed the fair value of its investment in Xalted (level 2 within the fair value hierarchy) based on the share price of Kranem, and as a result recorded a $0.8 million impairment charge in impairment of long-lived assets and long term investments, net due to an other-than-temporary decline in the fair value of Xalted. During 2013, the Company recorded $0.3 million in investment impairment charges based on the fair value assessment for Xalted (level 2 within the fair value hierarchy) based on the share price of Kranem.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6—CASH, CASH EQUIVALENTS AND INVESTMENTS (Continued)

SBI NEO Technology A Investment LPS, or SBI

        In 2008, the Company invested $0.5 million into SBI in exchange for approximately 2% of the Partnership interest. The Partnership's investment objective is to invest in unlisted or listed companies in Japan and overseas that are engaged in high growth businesses, including businesses focused on information technology and the environment. In the fourth quarter of 2012, the first quarters of 2011 and 2010, the Company contributed an additional $0.6 million, $0.7 million and $0.7 million into SBI, respectively, and maintained a partnership interest of approximately 2% as of December 31, 2013. The Company has concluded that it does not have a controlling interest in SBI as it does not have the power to direct the activities of SBI that most significantly impact the entity's economic performance nor does it have significant influence over SBI. Affiliates of a related party have a controlling interest in SBI. See "Note 20—Related Party Transactions." The Company accounts for the investment in SBI using the cost method. During the year of 2013, the Company assessed the fair value of SBI, and concluded that there was no impairment charge for the Company to record.

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

        The Company owned an approximately 35% interest in ACELAND as at December 31, 2013 and continues to account for the investment in ACELAND using equity method. ACELAND is a holding company and its sole investment is the 10.23% interest of Wireless City Planning, which is a company in early stage whose fair value varies immaterially from 2012 to 2013. ACELAND did not incur any significant income or losses in 2013 and 2012.

Beijing Bodashutong Technology Development Co. Ltd.

        In December 2011, the Company invested $0.6 million into Beijing Bodashutong Technology Development Co. Ltd, or Bodashutong, through its subsidiaries, Shidazhibo (Beijing) Culture and Media Co. Ltd. and UTStarcom (China) Co., Ltd., with the investment objective of providing broadband solutions and comprehensive telecom technology services for a new affordable housing development in Beijing, China. The Company owned a 30% equity interest of Bodashutong as of December 31, 2012, and accounted for this investment using the equity method.

        On September 21, 2012, the Board of Directors of Bodashutong approved a Board Resolution which approved Shidazhibo (Beijing) Culture and Media Co. Ltd to transfer its equity interest in Bodashutong to the other three shareholders of Bodashutong equally at a consideration equal to the initial investment amount of $0.6 million.

        The equity transfer was completed in March 2013.The Company received the proceeds of $0.2 million and $0.4 million in the first quarter of 2013 and in the second quarter of 2013, respectively, no gain or loss recognized since the total proceeds of $0.6 million were equal to the initial investment. The Company owns no interest in Bodashutong as of December 31, 2013.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6—CASH, CASH EQUIVALENTS AND INVESTMENTS (Continued)

AioTV Inc.

        In November 2012, the Company invested $8 million in Series B Preferred Stocks of AioTV Inc, or AioTV, at $0.320937 per share. AioTV stands for "all-in-one TV" and is an international cloud-based video aggregation and distribution platform. The investment objective is to give the Company access to technology that will support its rollout of subscription-based, value-added media services. The Company owned a 44% equity interest in AioTV as of December 31, 2013. The preferred stock has been classified as available-for-sale securities as they are not considered to be in-substance common stock due to their redemption feature and is thus subject to fair value accounting. AioTV currently cooperates with consumer electronics makers, cable and telecommunications service providers in North America, South America and Europe. During the year of 2013, the Company assessed the fair value of the investment, and concluded that there was no impairment charge for the Company to record.

UTStarcom Hong Kong Holdings Ltd.,

        UTStarcom Hong Kong Holdings Ltd., previously a subsidiary prior to its disposal to the buyer as part of the sale of the IPTV business, is an entity owned by the former CEO of the Company, and is not a subsidiary of the Company. On August 31, 2012, the Company completed a sale of its IPTV business to entity founded by a former employee, who was our former CEO, and paid approximately $30.0 million. In connection with this transaction, the Company recorded a net loss of $17.5 million during 2012 as a result of this sale transaction. On the same day, UTStarcom Hong Kong Holdings Ltd., issued a convertible bond (the "Convertible Bond") to UTStarcom Hong Kong Ltd., a subsidiary of the Company, in the principal amount of $20.0 million. According to the terms of the Convertible Bond, the Convertible Bond bears interest at 6.5% per annum and will mature on August 30, 2017 (the Maturity Date). On or prior to the Maturity Date, if UTStarcom Hong Kong Holdings Ltd. achieves operating income break-even, $5.0 million of principal of the Convertible Bond will be converted automatically into 8% of the outstanding shares of UTStarcom Hong Kong Holdings Ltd. At the Maturity Date, the Company may convert the outstanding principal amount of the Convertible Bond and all accrued and unpaid interest into fully paid and nonassessable ordinary shares of UTStarcom Hong Kong Holdings Ltd. equal to 25% (if 8% of shares specified above are issued) or 33% of the outstanding shares of UTStarcom Hong Kong Holdings Ltd. or may elect repayment in cash. The Convertible Bond was classified as available-for-sale securities subject to fair value accounting. As of December 31, 2013, the fair value of the Convertible Bond approximates $20.0 million. To estimate its fair value, the Company used the Cox, Ross and Rubinstein Binomial Model ("Binomial-Model"), which is based on the fair value of invested capital evaluated by an income approach. The significant inputs for the valuation model included the following:

Years Ended December 31
Total fair value of Invested capital as at valuation date	38,000
Risk free rate of interest	1.99%
Dividend Yield	3%
Maturity Date	2017/8/30
Volatility	62%

        The fair value of the invested capital has been determined using income approach including discounted cash flow model and unobservable inputs including assumptions of projected revenue,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6—CASH, CASH EQUIVALENTS AND INVESTMENTS (Continued)

expenses, capital spending, other costs and a discount rate of 37% by using the weighted average cost of capital method.

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

iTV Media Inc. or iTV

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

        On October 16, 2011, the Company and the iTV shareholders agreed to extend the date of exercising its repurchase right from the original date of October 16, 2011 to April 16, 2012. On April 15, 2012, the Share Exchange Agreement was entered into by the Company and the iTV shareholders to exercise the repurchase right. The transaction was effective on June 4, 2012 and the transfer was completed on June 21, 2012. Upon the execution of the Share Exchange Agreement, 4,473,272 (or 1,491,091 after reverse share split) UTStarcom ordinary shares previously held by Smart Frontier were transferred back to the Company as treasury shares and the 5,100,000 ordinary shares of Stage Smart Limited previously held by UTStarcom were transferred back to Smart Frontier Holdings Limited. After the repurchase, the Company decreased its ownership in iTV from 75% to approximately 49% and reduced its representation on the iTV board of directors from three to two out of a total of five board seats, which resulted in the Company losing control of iTV and triggered deconsolidation of iTV from its consolidated financial statements starting from June 21, 2012. As a result of the repurchase, the Company measured the fair value of its retained interests in the Series A Preference Shares of iTV at the date of losing control, which amounted to $14.9 million, with total net assets of iTV being approximately $1.8 million and the Company's portion being approximately $0.9 million, the difference between the fair value and the Company's portion of net assets mainly consisted of unrecognized intangible assets and goodwill. Upon the deconsolidation, the Company derecognized the assets (including intangible assets and goodwill) and liabilities of iTV at their carrying amounts on the date control was lost, derecognized the carrying amount of any NCI at the date control was lost (including any components of accumulated other comprehensive income attributable to it), and recognized the fair value of the proceeds from the transaction. There was no material gain or loss resulting from the transaction. Since the remaining Series A Preference Shares of iTV invested by the Company did not qualify as the in-substance common stock at that time due to their substantive liquidation preference, the Company used the cost method to account for the investment the iTV Series A preference shares after the deconsolidation.

        On December 3, 2012, iTV issued a convertible bond to the Company for cash in the principal amount of $3.0 million which shall be convertible into the preference shares issued in a qualified financing, as defined in the convertible bond agreement, or additional Series A Preferred Stock, if a qualified financing is completed. The conversion price per share equals to the lesser of 85% of the per share price paid to the other purchaser of preference shares sold in the qualified financing and the price per share of the Series A Preferred Stock paid by the Company. According to the terms of the convertible bond, the convertible bond bears interest at 6.5% per annum and matured on December 31, 2013 and subsequently the maturity date was extended to December 31, 2015. The convertible bond is classified as available-for-sale securities subject to fair value accounting.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6—CASH, CASH EQUIVALENTS AND INVESTMENTS (Continued)

        On January 2, 2013, iTV issued another convertible bond to the Company for cash in the principal amount of $5.0 million with a maturity date of December 31, 2013, and also subsequently extended the maturity date to December 31, 2015. The issuance of these additional convertible bonds triggered a reassessment of the Company's accounting for its investment in the preference shares. Due to the additional convertible bond investment and the decreasing fair value of the ordinary shares of iTV in relation to the total fair value of that company, it was determined the preference shares of iTV Media owned by the Company now substantively participated in the risks and rewards of iTV Media, irrespective of the liquidation preferences, and were considered as in-substance common stock. Therefore, the Company concluded the equity method criteria had been met and the equity accounting commenced in the first quarter of 2013. As a result, the Company recorded total $9.6 million losses for this equity investment in 2013 equivalent to 49% of iTVs losses for the year. As of December 31, 2013, the remaining balance in the preferred stock is $5.3M.

        In the second quarter of 2013, the Company further invested in an additional $15.0 million convertible bond issued by iTV Media with a maturity date of May 31, 2014. In the fourth quarter of 2013, the Company further invested in an additional $12.1 million convertible bond issued by iTV Media of which $5.0 million was invested through cash with a maturity date of August 31, 2014 and $7.1 million through the conversion of outstanding receivables with a maturity date of December 31, 2015. No significant gain or loss was generated from the conversion of receivables to convertible bonds because it was converted at the book value of the receivables. Through December 31, 2013, the Company has invested $20.0 million preference shares and $35.1 million convertible bonds in iTV Media. If converted, these investments represent approximately 73% of the equity of iTV Media. Nevertheless, the Company does not have control over iTV Media because the founder and CEO of iTV Media retains the right to elect three of the five board members of iTV Media unless the voting interests controlled by him falls below 10% of the total voting interests of iTV Media. As the iTV Media board of directors has the power to elect or dismiss officers, approve the budget, make strategic decisions and evaluate possible merger and acquisition opportunities of that company, the founder and CEO of iTV Media controls that company. iTV Media is considered as a Variable Interest Entity because it is thinly capitalized. Management has concluded the founder and CEO of iTV Media was the primary beneficiary of iTV Media for the year ended December 31, 2013, because he has meets the power criterion and loss/benefits criterion in accordance to ASC 81010-25. For the above reasons, the company did not consolidate iTV Media as for the year ended December 31, 2013. After taking $9.1 million impairment charge in 2013, the convertible bond investments balance at December 31, 2013 was $26.0 million. If iTV Media could not get funding that are more senior than the convertible bonds from other parties, once the preferred shares book value is reduced to zero due to 49% equity loss pick up, the Company will recognize 100% of iTV Media's losses until its convertible bond investment balance has been depleted.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6—CASH, CASH EQUIVALENTS AND INVESTMENTS (Continued)

        To estimate the fair value of the convertible bonds as of December 31, 2013, the Company used the Binomial-Model, which is based on the fair value of invested capital evaluated by an income approach. The significant inputs for the valuation model included the following:

Years Ended December 31
Total fair value of Invested capital as at valuation date	$32,000
Risk free rate of interest	1.0%
Dividend Yield	0%
Maturity Date	2015/12/31
Volatility	64.3%

        The fair value of the invested capital has been determined using income approach including discounted cash flow model and unobservable inputs including assumptions of projected revenue, expenses, capital spending, other costs and a discount rate of 52% by using the weighted average cost of capital method.

        The risk free rate is based on the market yield of Chinese International Government Bonds with maturity close to the maturity period;

        Dividend yield was calculated to be 0% considering that iTV plans to retain profit for corporate expansion and hence have no plan to distribute dividends in the near future.

        Maturity date is the time to maturity of the Convertible Bond according to the investment agreement, the Company reasonably estimates the bond with mature date within one year will be extended to December 31, 2015.

        The expected equity volatility was estimated based on standard deviation of daily stock prices of selected comparable companies.

        Based on the above the assessment of the convertible bond, and although the Company believes in the iTV business model, due to the uncertainty that iTV will be able to receive enough financial support to run the business, along with other factors, including but not limited to the factors listed in above table, the Company concluded the fair value is less than the book value of the convertible bonds as of December 31, 2013, which will not recover in foreseeable future, thus, the Company recorded $9.1 million in impairment charges in investment impairments in the year ended December 31, 2013 for the convertible bond.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6—CASH, CASH EQUIVALENTS AND INVESTMENTS (Continued)

        We are presenting below summarized condensed financial information of our equity method investees as our investments in those entities have exceeded the 10% thresholds laid out in Regulations SX 4-08(g) and 1-02(w) for the year ended December 31, 2013.

	Condensed Year Ended December 31, 2011	Condensed Year Ended December 31, 2012	Condensed Year Ended December 31, 2013
	(In thousands)	(In thousands)	(In thousands)
Operating data:
Revenue	$159	$165	$1,984
Gross profit	$(243)	$(1,835)	$(3,164)
Loss from operations	$(5,795)	$(13,210)	$(16,354)
Net loss	$(5,953)	$(13,460)	$(18,170)
Net loss attributable to non-controlling interest	$(36)	$(663)	$(2,228)

	Year Ended December 31, 2011	Year Ended December 31, 2012	Year Ended December 31, 2013
	(In thousands)	(In thousands)	(In thousands)
Balance sheet data:
Current assets	$13,693	$4,849	$8,712
Long-term assets	$28,133	$30,151	$37,538
Current liabilities	$(1,867)	$(5,325)	$(1,384)
Long-term liabilities	$(20,341)	$(23,371)	$(56,047)
Non-controlling interests	$(16)	$584	$2,822

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

        The Company's financial instruments consist principally of cash and cash equivalents, short-term investments, restricted cash, accounts receivable, long-term investments, accounts payable and certain accrued expenses. Short-term investments are limited to bank notes with original maturities longer than three months and less than one year. As of December 31, 2013 and 2012, the respective carrying values of financial instruments except for long-term investments approximated their fair values based on their short-term maturities. As of December 31, 2013, the combined fair value of the entity's long term investments in available-for-sale Level 3 convertible bond and redeemable securities was $54.0 million.

        The following is a summary of available-for-sales investments as of December 31, 2013:

	Amortized cost	Realized Losses for More Than 12 months	Estimated fair value
	(in thousands)
Convertible bonds of privately-held company	$55,113	$9,142	$45,971
Preferred convertible shares of privately-held company	8,000	—	8,000

Total available-for-sales Investments	$63,113	$9,142	$53,971

        Financial assets measured and recognized at fair value on a recurring basis and classified under the appropriate level of the fair value hierarchy as described above were as follows:

	Level 1	Level 2	Level 3	Total
	(in thousands)
As of December 31, 2013
Short-term investment	$—	$—	$—	$—

Long-term investment	$—	$—	$53,971	$53,971

As of December 31, 2012
Short-term investment	$296	$—	$—	$296

Long-term investment	$—	$—	$31,000	$31,000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6—CASH, CASH EQUIVALENTS AND INVESTMENTS (Continued)

        The following is the roll-forward of financial assets using unobservable inputs (Level 3) for the year ended December 31, 2013 and 2012. There were no financial assets and liabilities classified as Level 3 financial instruments for the year ended December 31, 2011.

Amount In thousands
As of December 31, 2011	$—

Invested in Preferred Shares	8,000
Invested in Convertible bond	23,000
Less: Impairment Charge	—

As of December 31, 2012	31,000

Invested in Convertible bond	32,113
Less: Impairment Charge	(9,142)

As of December 31, 2013	$53,971

        As of December 31, 2013 and 2012, the Company's financial assets measured on a non-recurring basis included $20.6 million and $31.4 million of equity investments in privately-held companies, respectively.

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

        In December 2010, the Company decided to terminate the lease of the Hangzhou facility in June 2011 and notified the landlord on December 8, 2010, six months in advance, according to the termination clause in the Sale Leaseback Agreement. A termination agreement was signed between the landlord and the Company in June 2011 and both parties agreed to terminate the lease on June 30,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 7—LONG-LIVED ASSETS (Continued)

2011. The Company paid early termination penalties of approximately $9.8 million in total to the landlord in 2010 and 2011.

        In March 2011, the Company entered into a noncancelable Lease Agreement, or Lease, for its R&D and administrative office in Hangzhou, China. Under the terms of the Lease, the Company would lease 35,425 square meters of gross floor area above ground of the buildings, including common areas, through July 15, 2016. The Company was entitled to a free rental period through July 15, 2011. The annual lease payment is $1.6 million, with an escalation rate of 9% starting from the fourth year of the lease. The Company has priority over third parties if it desires to renew the lease. The Company was also required to pay a security deposit in the amount of approximately $0.5 million. The Company may terminate all or part of the Lease by giving six months advance notice; however, the Company would be required to pay penalties and additional compensation, subject to a maximum of six months of lease payments, in the event of early termination. The Lease commenced on March 7, 2011 and the lease expense is being recognized using the straight-line method. The Company has concluded that the Lease qualifies as an operating lease. In April 2013, the Company has given up a portion of the lease due to its vacancy through the contractual early termination process and $0.1 million was incurred and paid as the penalty. See "Note 12—Commitments and Contingencies" for future minimum lease payments.

NOTE 8—GOODWILL AND PURCHASED INTANGIBLE ASSETS

        On October 16, 2010, the Company entered into an Ordinary Shares Purchase Agreement with iTV and Smart Frontier, the sole shareholder of iTV, to enable the Company to launch an Internet TV platform to generate revenue through subscription, advertising and value-added service in the coming years. Pursuant to the Ordinary Shares Purchase Agreement, the Company agreed to purchase from Smart Frontier 5,100,000 ordinary shares of Stage Smart held by Smart Frontier, or the Purchase Shares, for an aggregate purchase price of $10.0 million. The Purchased Shares constituted 51% of the total shares of iTV then held by Smart Frontier. The purchase price for the Purchased Shares was paid in the form of the number of the Company's ordinary shares calculated by dividing $10.0 million by the average closing price per share of the Company's ordinary shares quoted on the NASDAQ stock market for the thirty day period immediately preceding the date of closing of the transaction which management believed closely approximated the market value on the day of issuance subject to customary closing conditions. Pursuant to the Ordinary Shares Purchase Agreement, the Company had the right to repurchase the Company's shares issued in exchange for iTV's ordinary shares held by the Company if, by the one year anniversary of the closing date, regulatory approvals had not been obtained as outlined in the post-closing covenants. Concurrent with entering into the Ordinary Shares Purchase Agreement, the Company also entered into a Series A Preference Shares Purchase Agreement with iTV and its affiliated entity, its wholly owned subsidiaries, and Smart Frontier. Pursuant to the Series A Preference Shares Purchase Agreement, the Company agreed to purchase from iTV 9,600,000 Series A Preference Shares of iTV at a price of $2.08333 per share, for an aggregate cash consideration of $20.0 million. Under certain conditions, shares of Series A Preference Shares are convertible into ordinary shares on a 1:1 basis. Series A Preference Shares have equal voting rights as ordinary shares. They are entitled to cumulative dividends at a rate of 8% of the original issue price and can also participate in other dividends declared by iTV. The Purchase Shares and the Series A Preference Shares together constituted 75% of the total shares of iTV which gives the Company control over iTV. The Company recorded this transaction as an acquisition of a business.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 8—GOODWILL AND PURCHASED INTANGIBLE ASSETS (Continued)

        The transactions closed on November 8, 2010. The Company issued 4,473,272 (or 1,491,091 after reverse share split) ordinary shares to Smart Frontier with a fair value of $ 9.8 million based on the market price of the Company's ordinary share as at November 8, 2010 for the purchase price of $10.0 million for the iTV ordinary shares and made cash payments of $20.0 million to iTV for the purchase of Series A Preference Shares. As a result of the acquisition, the Company recorded intangible assets of $5.0 million, and goodwill of $13.8 million which represented the excess of the purchase price over the net tangible and intangible assets acquired. Goodwill mainly consisted of the extensive knowledge and expertise of the management team in the Internet TV industry complemented by the execution ability of the operation team. The amortizable intangible assets acquired consisted of estimated fair values of iTV's technology platform of $4.7 million and non-compete agreements signed with key executives upon closing of the transaction of $0.3 million. The Company amortized these intangible assets on a straight-line basis over an estimated weighted—average life of 4 years.

        On October 16, 2011, the Company and the iTV shareholders agreed to extend the date of exercising its repurchase right from the original date of October 16, 2011 to April 16, 2012. On April 15, 2012, the Share Exchange Agreement was entered into by the Company and the iTV shareholders to exercise the repurchase right. The transaction was effective on June 4, 2012 and the transfer was completed on June 21, 2012. Upon the execution of the Share Exchange Agreement, 4,473,272 (or 1,491,091 after reverse share split) UTStarcom ordinary shares previously held by Smart Frontier were transferred back to the Company as treasury shares,and the 5,100,000 ordinary shares of Stage Smart Limited previously held by UTStarcom were transferred back to Smart Frontier Holdings Limited. After the repurchase, the Company decreased its ownership in iTV from 75% to approximately 49% and reduced its representation on the iTV board of directors from three to two out of a total of five board seats, which triggered deconsolidation of iTV from its consolidated financial statements starting from June 21, 2012. The Company derecognized the goodwill and intangible assets on June 21, 2012 upon the deconsolidation of iTV. Upon the deconsolidation, the Company derecognized the assets (including an appropriate allocation of goodwill) and liabilities of iTV at their carrying amounts on the date control was lost, derecognized the carrying amount of any NCI at the date control was lost (including any components of accumulated other comprehensive income attributable to it), and recognized the fair value of the proceeds from the transaction. There was no material gain or loss resulting from the transaction. As a result of the repurchase, the Company measured the fair value of its retained interests in the Series A Preference Shares of iTV at the date of losing control, which amounted to $14.9 million. Since the remaining Series A Preference Shares of iTV invested by the Company did not qualify as the in-substance common stock due to their substantive liquidation preference, the Company uses the cost method to account for investment in the iTV Series A preference shares after the deconsolidation.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 8—GOODWILL AND PURCHASED INTANGIBLE ASSETS (Continued)

        Amortization of intangible assets was Nil, $0.5million and $1.2 million for the year ended December 31, 2013, 2012 and 2011, respectively.

	Amortizable intangible assets		Unamortizable intangible assets
	Technology Platform	Non-compete Agreements
			Domain Name	Total
	(in thousands)
December 31, 2011
Gross	$4,708	$247	$115	$5,070
Accumulated amortization	(1,373)	(72)	—	(1,445)

Net	3,335	175	115	3,625

December 31, 2012
Gross	4,708	247	160	5,115
Accumulated amortization	(1,863)	(98)	—	(1,961)
Effect of iTV deconsolidation	(2,845)	(149)	(160)	(3,154)

Net	—	—	—	—

December 31, 2013
Gross	—	—	—	—
Accumulated amortization	—	—	—	—

Net	$—	$—	$—	$—

NOTE 9—DEBT

        At December 31, 2013 and 2012, the Company had no outstanding bank loans and the Company had not guaranteed any debt not included in the consolidated balance sheet.

        In August 2011, the Company entered into one accounts-receivable line of $4.6 million which can be used for recourse factoring on an account receivable from one specified customer. The factoring line expired in August 2012, after twelve months from the issuance date. The Company had no factoring line as of December 31, 2013 and 2012.

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

(In thousands)
Balance at December 31, 2010	$7,734

Accruals for warranties issued during the period (benefit from expirations), net	(191)
Settlements made during the period	(2,883)

Balance at December 31, 2011	4,660

Accruals for warranties issued during the period (benefit from expirations), net	2,039
Warranty reserve derecognized upon IPTV divestiture	(2,507)
Settlements made during the period	(2,863)

Balance at December 31, 2012	1,329

Accruals for warranties issued during the period (benefit from expirations), net	(473)
Settlements made during the period	(239)

Balance at December 31, 2013	$617

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

NOTE 11—RESTRUCTURING

Restructuring Costs

        There were no restructuring activities during fiscal 2013. During fiscal 2012, the Company recorded approximately $0.4 million in restructuring charges of which $0.4 million was related to the 2009 Restructuring Plan. During fiscal 2011, the Company recorded approximately $2.4 million in restructuring charges of which $2.4 million was related to the 2009 Restructuring Plan and an immaterial amount was related to the 2008 Restructuring Plan. The following describes the Company's restructuring initiatives.

2009 Restructuring Plan

        On June 9, 2009, the Board of Directors of the Company approved the 2009 Restructuring Plan designed to reduce the Company's operating costs. The 2009 Restructuring Plan included a worldwide reduction in force of approximately 50% of the Company's headcount, or approximately 2,300 employees located primarily in China and the United States and, to a lesser degree, other international locations. During the year ended December 31, 2012, the Company recorded restructuring costs of approximately $0.4 million related to the 2009 Restructuring Plan, net of approximately $0.2 million of reversal of charges recorded in prior periods due to changes in estimates. The restructuring costs for the year ended December 31, 2012 consist primarily of $0.1 million for severance

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11—RESTRUCTURING (Continued)

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

        The activity in the accrued restructuring balances related to the plans described above was as follows for the years ended December 31, 2011 and 2012:

	Balance at 31-Dec-10	Restructuring Charges	Cash Payments	Balance at 31-Dec-11	Restructuring Charges	Cash Payments	Balance at 31-Dec-12
	(in thousands)
2009 Restructuring Plan
Workforce Reduction	$9,425	$2,052	(11,246)	231	49	(280)	$—
Lease Costs	1,971	312	(822)	1,461	309	(1,770)	—

Total 2009 Restructuring Plan	11,396	2,364	(12,068)	1,692	358	(2,050)	—
2008 Restructuring Plan
Workforce Reduction	21	22	(43)	—	—	—	—

Total 2008 Restructuring Plan	21	22	(43)	—	—	—	—

Grant Total	$11,417	$2,386	$(12,111)	$1,692	$358	$(2,050)	$—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 12—COMMITMENTS AND CONTINGENCIES

Leases

        We have entered into non-cancellable operating, office space, manufacturing facilities leases. Future minimum lease payments under all noncancelable operating leases with an initial term in excess of one year as of December 31, 2013 are as follows:

Amount
(in thousands)
2014	$2,503
2015	2,516
2016	1,154
2017	—
2018	—
Thereafter	—

Total	$6,173

        Rent expense for the years ended December 31, 2013, 2012 and 2011 was $2.4 million, $6.3 million, and $13.8 million, respectively.

Third Party Commissions

        The Company records accruals for commissions payable to third parties in the normal course of business. Such commissions are recorded based on the terms of the contracts between the Company and the third parties and paid pursuant to such contracts. Consistent with the Company's accounting policies, these commissions are recorded as cost of net sales in the period in which the liability is incurred. As of December 31, 2013 and 2012, the Company had approximately $0.1 million and $0.1 million of such accrued commissions. Management has performed, and continues to perform, follow-up procedures with respect to these accrued commissions. Upon completion of such follow-up procedures, if the accrued commissions have not been claimed and the statute of limitations, if any, has expired, the Company reverses such accruals. Such reversals are recorded in the Consolidated Statements of Operations and Comprehensive Income (Loss) during the period management determines that such accruals are no longer necessary. During the year ended December 31, 2011, the Company did not release any accruals to cost of net sales as a result of the expiration of status of limitations. During the year ended December 31, 2012, approximately $0.5 million was released to cost of net sales as a result of the expiration of statute of limitations. During the year ended December 31, 2013, the Company did not release any accruals to cost of net sales as a result of the expiration of status of limitations.

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

breach on the Company's financial position, results of operations, or cash flows. As of December 31, 2013, the Company has not been subject to any penalty liability related to these agreements. In 2013, 2012 and 2011, there was no revenue recognized in relation to contracts signed after the effective date of the agreements, and our management currently does not believe it has met the criteria to recognize revenue because the Company has not satisfied the security requirements as designated in the agreements. As of December 31, 2013, deferred revenue and deferred costs related to contracts covered by these security agreements were $10.2 million and $5.3 million, respectively. As of December 31, 2012, deferred revenue and deferred costs related to contracts covered by these security agreements were $9.8 million and $6.1 million, respectively. As of December 31, 2011, deferred revenue and deferred costs related to contracts covered by these security agreements were $5.3 million and $4.1 million, respectively. The Company continues to assess the potential impact these agreements may have on the timing of revenue recognition.

Contractual obligations and commercial commitments

Letters of credit:

        The Company issues bid bond, commercial letters of credit or standby letters of credit primarily to support international sales activities outside of China and in support of purchase commitments. When the Company submits a bid for a sale, often the potential customer will require that the Company issue a bid bond or a standby letter of credit to demonstrate its commitment through the bid process. In addition, the Company may be required to issue standby letters of credit as guarantees for advance customer payments upon contract signing or performance guarantees. The standby letters of credit usually expire without being drawn by the beneficiary thereof. Finally, the Company may issue commercial letters of credit in support of purchase commitments. As of December 31, 2013, the Company's outstanding letters of credit approximated $14.7 million. These balances are included in the balance of Short-term and Long-term restricted cash.

Purchase commitments

        The Company is obligated to purchase raw materials and work-in-process inventory under various orders from various suppliers, all of which should be fulfilled without adverse consequences material to the Company's operations or financial condition. At December 31, 2013, the Company had outstanding purchase commitments, including agreements that are non-cancelable and cancelable without penalty, approximating $22.7 million.

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

Uncertain Tax Positions

        As of December 31, 2013, the Company had $45.4 million of gross unrecognized tax benefits, of which $10.0 million related to tax benefits that, if recognized, would impact the annual effective tax

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 12—COMMITMENTS AND CONTINGENCIES (Continued)

rate. The remaining $35.4 million gross unrecognized tax benefits, if recognized, would impact certain deferred tax assets.

Litigation

Governmental Investigations

        In December 2005, the U.S. Embassy in Mongolia informed the Company that it had forwarded to the DOJ, allegations that an agent of the Company's Mongolia joint venture had offered payments to a Mongolian government official in possible violation of the FCPA. The Company, through its Audit Committee, authorized an independent investigation into possible violations of the FCPA, and it has been in contact with the DOJ and the SEC regarding the investigation. The investigation identified possible FCPA violations in Mongolia, Southeast Asia, India, and China, as well as possible violations of U.S. immigration laws. The DOJ requested that the Company voluntarily produce documents related to the investigation, the SEC subpoenaed the Company for documents, and the Company received a Grand Jury Subpoena requiring the production of documents related to one aspect of the DOJ investigation, that is, travel the Company had sponsored. The Company has resolved the investigations with the DOJ and the SEC. On December 31, 2009, as part of the resolution of these investigations, the Company executed a consent pursuant to which, without admitting or denying the SEC's allegations, it agreed to a judgment in favor of the SEC of $1.5 million, and agreed to certain reporting obligations for up to four years. The SEC approved that resolution. On April 14, 2010, the United States District Court for the Northern District of California entered a judgment incorporating the terms of that consent. On December 31, 2009, the Company entered into a non-prosecution agreement with the DOJ, pursuant to which the Company has paid an additional $1.5 million and agreed to undertake a three-year reporting obligation and to review and, where appropriate, strengthen the Company's compliance, bookkeeping and internal controls standards and procedures. Under the non-prosecution agreement, subject to compliance with its terms, the DOJ has agreed not to criminally prosecute the Company for crimes (other than criminal tax violations) relating to certain travel arrangements it provided to customers in China. We submitted our first reports to the DOJ and SEC on May 1, 2010, our second reports to the DOJ and SEC on April 29, 2011 and our third reports to the DOJ and SEC on April 26, 2012. Our last reports submitted to the DOJ and the SEC were on May 1, 2013 and April 30, 2013, respectively.

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

NOTE 13—COMMON STOCK PURCHASE AND OPTION TO PURCHASE ADDITIONAL SHARES

        On August 12, 2011, the Company's Board of Directors approved a repurchase program of up to $20 million of its ordinary shares outstanding over the 12 months through August 15, 2012. In the third quarter of 2012, the Company's Board of Directors had approved the extension of the repurchase program to August 2013. As of December 31, 2012, the Company has repurchased 12,524,614 shares (or 4,174,875 after reverse share split) at the cost of $15.1 million under this program. The Company did terminate this program due to expiration during the year 2013. On April 15, 2012, the Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13—COMMON STOCK PURCHASE AND OPTION TO PURCHASE ADDITIONAL SHARES (Continued)

and Smart Frontier, a sole shareholder of iTV, exercised the common stock repurchase rights according to the Share Exchange Agreement. The transaction was effective on June 4, 2012 and the transfer was completed on June 21, 2012. Upon the execution of the repurchase rights, 4,473,272 (or 1,491,091 after reverse share split) UTStarcom ordinary shares previously held by Smart Frontier were transferred back to the Company as treasury shares with a carrying value of $5.3 million, for details refer to "Note 8—Goodwill and Purchased Intangible Assets." On November 30, 2012, the Company announced a commencement of a tender offer (the Tender Offer) to purchase up to 25,000,000 (or 8,333,333 after reverse share split) of its ordinary shares at a price of $1.2 (or $3.6 after reverse share split) per share. The Tender Offer expired on January 3, 2013. As of January 10, 2013, the Company has accepted for purchase 25,000,000 (or 8,333,333 after reverse share split) of the Company's ordinary shares at a cost of approximately $30 million under the Tender Offer. All the repurchased shares through the tender offer have been cancelled at the purchasing date of January 10, 2013 and all the repurchased shares under the repurchase program have been classified as treasury shares of the Company.

        On January 17, 2014, The Company announced it entered into a Purchase and Sale Agreement (the "Share Purchase Agreement") with Softbank America Inc ("Softbank") and Shah Capital Opportunity Fund LP ("Shah Captial"). The transaction was consummated in the same date. Pursuant to the Share Purchase Agreement, Softbank sold its entire stake in the Company, consisting of 4,883,875 ordinary shares with par value US $0.00375 per share ("Ordinary Shares"). The Company and Shah Capital repurchased 3,883,875 and 1,000,000 ordinary shares, respectively, for a price of $2.54 per Ordinary Share for total consideration by the Company of $9.9 million.

NOTE 14—COMMON STOCK AND STOCK INCENTIVE PLANS

Stock Incentive Plans

        On March 21, 2013, shareholders of the Company approved the amendment of authorized share capital of the company by the consolidation of the existing 750,000,000 Ordinary Shares of $0.00125 par value each into 250,000,000 Ordinary Shares of $0.00375 par value each. As a result, the one-for-three reverse split of the Company's ordinary shares became effective from March 21, 2013 with trading commenced on the post-reverse split-adjusted basis on the NASDAQ Global Select Market as of the opening of trading on Friday, March 22, 2013. All shares/per share related data in this note have been adjusted retroactively to reflect the one for three reverse share split.

        As of December 31, 2013, the Company has the stock incentive plans described below. Substantially all outstanding awards are subject to potential accelerated vesting in the event of a change in control of the Company. The Company repurchases and cancels its ordinary shares forfeited with respect to the tax liability associated with certain vesting of restricted stock and restricted stock unit grants under these plans.

2006 Equity Incentive Plan:

        The 2006 Equity Incentive Plan, or 2006 Plan, was implemented on July 21, 2006 after being adopted by the Board of Directors on June 6, 2006 and approved by the Company's stockholders on July 21, 2006. The 2006 Plan replaces the 1997 Plan, the 2001 Plan, and the 2003 Plan, or collectively, the Prior Plans, and no further awards will be granted pursuant to the Prior Plans. The 2006 Plan provides for the grant of the following types of incentive awards: (i) stock options, (ii) stock appreciation rights, (iii) restricted stock, (iv)restricted stock units, (v) performance shares and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14—COMMON STOCK AND STOCK INCENTIVE PLANS (Continued)

performance units, and (vi) other stock or cash awards ("Award," collectively, "Awards"). Those who are eligible for Awards under the 2006 Plan include employees, directors and consultants who provide services to the Company and its affiliates.

        The maximum aggregate number of shares that may be awarded and sold under the 2006 Plan is 1,500,000 shares plus (i) any shares that have been reserved but remain unissued under the Prior Plans as of July 21, 2006, and (ii) any shares subject to stock options or similar awards granted under the Prior Plans that expire or become exercisable without having been exercised in full and shares issued pursuant to awards granted under the Prior Plans that are forfeited to or repurchased by the Company. As of December 31, 2013, the number of shares transferred from the Prior Plans to the 2006 plan totaled 8,470,518. As of December 31, 2013, 1,733,755 options and restricted stock awards and units were outstanding under the 2006 Plan.

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

Prior Plans—The 1997 Stock Plan, 2001 Director Option Plan, and 2003 Non-Statutory Stock Option Plan:

The 1997 Stock Plan:

        Prior to the implementation of the 2006 Plan on July 21, 2006, officers, employees and consultants of the Company and its affiliates were eligible to receive options to purchase ordinary shares and stock purchase rights under the 1997 Stock Plan, or 1997 Plan. The 1997 Plan was terminated in July 2006 effective upon shareholder approval of the 2006 Plan. As of December 31, 2013, there were options to purchase 19,041 ordinary shares outstanding under the 1997 Plan.

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

2001 Director Option Plan:

        Prior to the implementation of the 2006 Plan on July 21, 2006, those directors who were not employees of the Company, or Outside Directors, were eligible to receive options to purchase ordinary shares under the 2001 Director Option Plan, or 2001 Plan. The 2001 Plan was terminated in July 2006 effective upon shareholder approval of the 2006 Plan. As of December 31, 2013, there were no options to purchase ordinary shares outstanding under the 2001 Plan. The Compensation Committee was the administrator of the 2001 Plan.

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

Stock Award and Stock Option Activity

        During fiscal 2013, the Company granted equity awards primarily consisting of restricted stock, restricted stock units and stock options. Such awards generally vest over a period of one to four years from the vesting start date. Restricted stock has the voting rights of ordinary shares and the shares underlying restricted stock are issued and outstanding. As of December 31, 2013, 2012 and 2011, the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14—COMMON STOCK AND STOCK INCENTIVE PLANS (Continued)

number of ordinary shares available for issuance pursuant to future grants under the 2006 plan, including remaining unissued shares under Prior Plans that have been transferred into the 2006 plan was 1,355,278, 1,706,901 and 3,508,205, respectively. The following summarizes the Company's stock options activity:

	Number of shares outstanding	Weighted average exercise price
	(in thousands)
Options Outstanding, December 31, 2010	1,388	$15.06

Options Granted	486	36.78
Options Exercised	(20)	6.27
Options Forfeited or Expired	(728)	16.71

Options Outstanding, December 31, 2011	1,127	23.52

Options Granted	246	3.24
Options Exercised	—	—
Options Forfeited or Expired	(443)	19.56

Options Outstanding, December 31, 2012	930	20.04

Options Granted	—	—
Options Exercised	—	—
Options Forfeited or Expired	(354)	18.05

Options Outstanding, December 31, 2013	576	$21.25

        Under the 2006 and 1997 Plans, the Company granted restricted stock awards. Restricted stock awards are unvested stock awards that may include grants of restricted stock or grants of restricted stock units. Such awards generally vest over a period of one to four years from the date of grant. Restricted stock has the voting rights of ordinary share and the shares underlying restricted stock are considered to be currently issued and outstanding. Restricted stock units do not have the voting rights of ordinary shares, and the shares underlying the restricted stock units are not considered issued and outstanding. The expense for such awards is based on the fair market value of the shares at the date of grant and is recognized on a straight-line basis over the requisite service period. The weighted average fair value of restricted stock awards granted under our equity incentive plans during the years ended December 31, 2013, 2012 and 2011 was $2.76, $3.29 and $5.58, respectively. The grant of restricted stock awards is deducted from the shares available on a one to one basis for grant under the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14—COMMON STOCK AND STOCK INCENTIVE PLANS (Continued)

Company's stock plan. Unvested restricted awards as of December 31, 2013 and changes during the year ended December 31, 2013 are summarized below:

	Shares	Weighted average grant date fair value
	(in thousands)
Restricted stock awards activity
Total nonvested at January 1, 2011	521	$7.05

Granted	767	$5.58
Vested	(333)	$6.87
Forfeited	(53)	$6.99

Total nonvested at December 31, 2011	902	$5.87

Granted	1,891	$3.29
Vested	(701)	$5.60
Forfeited	(390)	$4.49

Total nonvested at December 31, 2012	1,702	$3.43

Reverse split adjustment	25	—
Granted	679	$2.76
Vested	(520)	$3.72
Forfeited	(173)	$3.82

Total nonvested at December 31, 2013	1,713	$3.08

        During the year ended December 31, 2013, 0.5 million shares of restricted stock awards vested. The total fair value of restricted stock awards vested, as measured on the date of vesting, during the year ended December 31, 2012 was $1.9 million. The Company also granted 0.7 million restricted stock awards.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14—COMMON STOCK AND STOCK INCENTIVE PLANS (Continued)

        The following table summarizes significant ranges of outstanding and exercisable stock options as of December 31, 2013 (in thousands, except years and share prices):

Range of Exercise Price		Numbers Outstanding as of Dec. 31, 2013	Weighted Average Remaining Contractual Term	Weighted Average Exercise Price	Numbers Exercisable as of Dec. 31, 2013	Weighted Average Exercise Price
$2.97	$2.97	27	5.83	$2.97	7	$2.97
$3.21	$3.21	202	5.65	$3.21	57	$3.21
$4.14	$4.17	73	4.79	$4.16	44	$4.16
$6.51	$8.70	59	2.90	$7.12	53	$7.19
$9.72	$9.72	50	1.25	$9.72	50	$9.72
$18.75	$18.75	80	2.13	$18.75	80	$18.75
$19.83	$63.48	7	1.68	$24.77	7	$24.77
$79.02	$79.02	2	0.32	$79.02	2	$79.02
$89.70	$89.70	1	0.28	$89.70	1	$89.70
$112.38	$112.38	75	0.05	$112.38	75	$112.38

Total		576	3.60	$21.26	376	$30.72

Options exercisable at December 31, 2013	376	$30.72
Options expected to vest at December 31, 2013	200	$3.46

        The intrinsic value represents the total pre-tax intrinsic value and is calculated as the difference between the market value as reported by NASDAQ on December 31, 2013 of $2.77 and the exercise price of the in-the-money shares. During the years ended December 31, 2013, 2012 and 2011, the total pre-tax intrinsic value of options exercised was negligible. The weighted average remaining contractual life of options exercisable was 2.61 years, and the weighted average remaining contractual life of options expected to vest was 3.53 years as of December 31, 2013. There were no stock options granted during fiscal 2013. The weighted average fair value of options granted under the stock plans during the years ended December 31, 2012 and 2011 was $1.97 and $1.71 per share, respectively.

        The Company accounts for equity instruments issued to consultants and vendors in exchange for goods and services in accordance with the provisions of ASC 505-50, Equity-Based Payments to Non-Employees (Formerly FASB Staff Positions Emerging Issues Task Force Issue No. 96-18 and 00-18). The measurement date for the fair value of the equity instruments issued is determined at the earlier of (i) the date at which a commitment for performance by the consultant or vendor is reached or (ii) the date at which the consultant or vendor's performance is complete. In the case of equity instruments issued to consultants, the fair value of the equity instrument is recognized over the term of the consulting agreement.

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

        The Company uses historical volatility as management believes it is more representative of future stock price trends than implied volatility due to the relatively small number of actively traded options on the Company's ordinary shares available to determine implied volatility. The Company estimates an expected term of options granted based upon the Company's historical exercise and cancellation data for vested options. In addition, separate groups of employees that have similar exercise behavior are considered separately. The expected term of employee stock purchase plan shares is the average of the remaining purchase periods under each offering period. The Company bases the risk free interest rate used in the option valuation model on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term on the options. The Company does not anticipate paying any cash dividends in the foreseeable future and therefore uses an expected dividend yield of zero in the option valuation model. The Company is required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting option forfeitures and record stock—based compensation expense only for those awards that are expected to vest.

        At December 31, 2013, there was approximately $3.9 million of total unrecognized compensation cost, as measured, related to unvested stock options and restricted stock and restricted stock units, which is expected to be recognized over a weighted-average period of 2.61 years.

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

        Certain executives of the Company have employment contracts which provide for acceleration of all unvested equity awards in the event that the employee is terminated without cause. During 2013, 2012 and 2011, there was no executive involuntarily terminated as part of the 2008 and 2009 Restructuring Plans.

        The following table summarizes the stock-based compensation expense recognized in the Company's Consolidated Statement of Operations:

	Years ended December 31,
	2013	2012	2011
	(in thousands)
Cost of net sales	$7	$107	$99
Selling, general and administrative	1,597	2,399	2,602
Research and development	94	476	328

Total	$1,698	$2,982	$3,029

        At December 31, 2013, 2012 and 2011, there was no stock-based compensation capitalized within inventory.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 15—INCOME TAXES

Cayman Islands

        Under the current tax laws of Cayman Islands, the Company and its subsidiaries are not subject to tax on their income or capital gains. In addition, upon of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

        United States and foreign income (loss) before income taxes and non-controlling interest were as follows:

	Years Ended December 31,
	2013	2012	2011
	(in thousands)
United States	$(156,696)	$11,826	$18,671
Foreign	136,317	(45,013)	(3,976)

	$(20,379)	$(33,187)	$14,695

        The components of the provision (benefit) for income taxes are as follows:

	Years Ended December 31,
	2013	2012	2011
	(in thousands)
Current
Federal	$1	$—	$17
State	—	(40)	217
Foreign	$2,730	$4,643	2,339

Total Current	$2,731	$4,603	$2,573
Deferred
Federal	—	—	—
State	—	—	—
Foreign	(380)	(2,211)	345

Total Deferred	(380)	(2,211)	345

Total	$2,351	$2,392	$2,918

        As of December 31, 2013, the Company had gross unrecognized tax benefits of approximately $45.4 million and had certain deferred tax assets and the federal tax benefit of state income tax items totaling $35.4 million. Of the total $45.4 million gross unrecognized tax benefits, $10.0 million related to tax benefits that, if recognized, would impact the annual effective tax rate. The Company has reduced its total unrecognized tax benefits by approximately $7.1 million during 2013 due to statute of limitations expirations. The portion of this $7.1 million reduction of gross unrecognized tax benefits that decreased the provision for income taxes and decreased the Company's net loss during 2013 was approximately $0.9 million.

        The Company's policy is to recognize interest expense and penalties related to the above unrecognized tax benefits as a component of income tax expense. During 2013, the total amount of interest and penalties recognized in the Consolidated Statements of Operations and Comprehensive Income (Loss) was $0.5 million. The Company had accrued interest and penalties of approximately $3.6 million as of December 31, 2013 and approximately $3.8 million as of December 31, 2012.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 15—INCOME TAXES (Continued)

        The Company is subject to taxation in the U.S. federal jurisdiction and various U.S. state and foreign jurisdictions. The Company is also under audit by the taxing authorities in China on a recurring basis. The material jurisdictions that the Company is subject to examination are in the United States and China. The Company's tax years for 2003 through 2013 are still open for examination in China. The Company's tax years for 2006 through 2013 are still open for examination in the United States.

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

        A summary of the Company's unrecognized tax benefits is as follows:

	Years Ended December 31,
	2013	2012	2011
	(in thousands)
Beginning balance-gross unrecognized tax benefits (UTB's)	$54,012	$55,650	$56,513
Additions based on tax positions related to the current year	151	80	121
Reductions based on tax positions related to the current year	—	—	—
Additions for tax positions related to prior years	—	—	176
Reductions for tax positions related to prior years	(1,627)	(1,288)	(1,160)
Settlements	—	—	—
Lapse of statute of limitations	(7,106)	(430)	—

Ending balance—gross unrecognized tax benefits (UTB's)	45,430	54,012	55,650
UTB's as a credit in deferred taxes	(33,187)	(39,402)	(39,758)
Federal benefit of state taxes	(2,244)	(2,312)	(2,338)

UTB's that would impact the effective tax rate	$10,019	$12,298	$13,554

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 15—INCOME TAXES (Continued)

        A summary of the components of net deferred tax assets is as follows:

	December 31, 2013	December 31, 2012
	(in thousands)
Deferred Tax Assets
Allowances and reserves	$11,125	$16,743
Deferred revenue and customer advances, net	—	3,349
Net operating loss carryforward	254,153	218,158
Tax credit carryforwards	95,692	103,910
Capital loss carryforwards	18,671	18,785
Writedown/amortization of intangible assets and goodwill	15,651	19,642
Fixed assets	7,263	7,500
Demo equipment income	7,104	7,308
Accrued warranties	—	66
Other	18,459	26,404

Total Deferred Tax Assets	$428,118	$421,865
Deferred Tax Liabilities
Prepaid expense	(472)	(155)
Deferred revenue and customer advances, net	(1,183)	—
Accrued warranties	(165)	—
Other	—	—

Total Deferred Tax Liabilities	(1,820)	(155)

Total Deferred Tax Assets (Liabilities)	$426,298	$421,710

Less: Valuation Allowance	$(422,789)	$(418,285)

Total Deferred Tax Assets (Liabilities)	$3,509	$3,425

        The Company provides for deferred income taxes on the unremitted earnings of foreign subsidiaries unless such earnings are deemed to be permanently reinvested outside the United States. In 2013, the Company had no gross U.S. deferred income tax liability on foreign earnings.

        As of December 31, 2013, the Company still has undistributed earnings of approximately $124.8 million from investments in foreign subsidiaries that are considered permanently reinvested. The determination of the amount of deferred taxes on these earnings is not practicable since the computation would depend on a number of factors that cannot be known until a decision to repatriate the earnings is made.

        As of December 31, 2013, the Company's U.S. federal net operating loss carryforwards were $529.3 million and expire in varying amounts between 2027 and 2033. As of December 31, 2013, state net operating loss carryforwards were $227.8 million and expire in varying amounts between 2014 and 2034. The Company has concluded that these federal and state net operating losses did not meet the more likely than not standard contained in FASB ASC 740-10 and has therefore placed a $196.5 million valuation allowance against the related deferred tax assets. In the event the tax benefits related to the valuation allowance are realized, an immaterial amount would be credited to paid-in capital. As of December 31, 2013, the Company also had net operating loss carryforwards ("NOLs") in China of approximately $293.8 million. The China net operating loss carryforwards will expire in varying amounts

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 15—INCOME TAXES (Continued)

between 2014 and 2018. The Company has also concluded that these China net operating losses did not meet the more likely than not standard and has therefore placed a $45.1 million valuation allowance against the related deferred tax assets. As of December 31, 2013, the Company had NOLs in countries other than the U.S. and China. These NOLs are approximately $85.1 million. The majority of the NOLs do not expire and can be carried forward indefinitely. However, the Company concluded these losses did not meet the more likely than not standard and has therefore placed a valuation allowance of $12.5 million against the related deferred tax assets.

        As of December 31, 2013, the Company has U.S. alternative minimum tax credit carryforwards of $1.0 million which have an indefinite life. The Company also has U.S. research and development credit carryforwards of $12.3 million, $3.8 million of the credits have an indefinite life and $8.5 million of the credits expire in varying amounts between 2014 and 2030. The Company has U.S. foreign tax credits of $82.4 million which expire in varying amounts between 2014 and 2023. The Company has concluded that these U.S. tax credit carryforwards did not meet the more likely than not standard contained in FASB ASC 740-10 and has therefore placed a $95.7 million valuation allowance against the related deferred tax assets.

        The difference between the Company's effective income tax rate and the federal statutory rate is reconciled below:

	Years Ended December 31,
	2013	2012	2011
	(in thousands)
Federal tax (benefit) at statutory rate	$(7,133)	$(11,183)	$5,143
State tax (benefit)/expense, net of federal income tax benefit	(360)	187	645
Tax benefit of convertible debentures	—	—	—
Stock compensation expense	574	996	900
Effect of differences in foreign tax rates	(30,994)	422	1,334
Tax on unremitted earnings of subsidiaries	—	—	—
Effect of tax rate changes on deferred taxes	2,407	7	(275)
Change in deferred tax valuation allowance	38,234	11,511	(3,877)
Tax credits	(552)	(358)	(430)
Other	175	810	(522)

Total Tax Expense	$2,351	$2,392	$2,918

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

        The China Corporate Income Tax Law ("CIT Law") became effective on January 1, 2008. Under the CIT Law, China's dual tax system for domestic enterprises and foreign investment enterprises

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 15—INCOME TAXES (Continued)

("FIEs") was effectively replaced by a unified system. The new law establishes a tax rate of 25% for most enterprises and a reduced tax rate of 15% for certain qualified high technology enterprises.

        The CIT Law provides the reduced 15% enterprise income tax rate for qualified high and new technology enterprises. One of the Company's China subsidiaries, HUTS, through which the majority of our business in China is conducted obtained the High and New Technology Enterprise Certificate, or High-tech Certificate, from the relevant approval authorities on September 19, 2008, and thereafter were approved to pay CIT at the reduced tax rate of 15%. The approval for the reduced 15% tax rate is valid for three years and applies retroactively from January 1, 2008, subject to possible re-assessment by the approval authorities. During the re-assessment, the tax authority may suspend the implementation of the reduced 15% rate. HUTS's High-tech Certificate renewal was approved on October 14, 2011. HUT's approval extends the reduced 15% tax rate terms for three years. However, since HUTS is currently in significant loss position, the change in tax rate will not have a material adverse impact on the business or liquidity until HUTS begin to generate profit and deplete all the net operating loss carry forwards.

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

        In 2013, the change in deferred tax valuation allowance of $38.2 million is primarily attributable to the tax expense related to continuing to provide full valuation allowance on the Company's deferred tax assets at December 31, 2013 in the United States and China. In 2012, the change in deferred tax valuation allowance of $11.5 million is primarily attributable to the tax expense related to continuing to provide full valuation allowance on the Company's deferred tax assets at December 31, 2012 in the United States and China. In 2011, the change in deferred tax valuation allowance of $3.9 million is primarily attributable to the tax expense related to continuing to provide a full valuation allowance on the Company's deferred tax assets at December 31, 2011 in the United States and China.

        In 2013, the income tax benefit $0.6 million related to tax credits is primarily attributable to an increase in the amount of foreign tax credits generated in the United States due to foreign taxes paid. In 2012, the income tax benefit $0.4 million related to tax credits is primarily attributable to an increase in the amount of foreign tax credits generated in the United States due to foreign taxes paid. In 2011, the income tax benefit of $0.4 million related to tax credits is primarily attributable to an increase in the amount of foreign tax credits generated in the United States due to foreign taxes paid.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 16—OTHER INCOME, NET

        Other income, net consists of the following:

	Years ended December 31,
	2013	2012	2011
	(in thousands)
Foreign exchange (losses) gains	$3,856	$(4,675)	$(8,942)
Gain from the currency translation adjustment(1)	7,088	—	—
Tax reversal for expiration of the statute of limitations(2)	1,240	1,499	—
Other	(704)	203	777

Total	$11,480	$(2,973)	$(8,165)

(1)
During 2013, the Company recognized $7.1 million gain in the consolidated statements of operations and comprehensive loss from the cumulative translation adjustment previously recorded in accumulated other comprehensive income upon the liquidation of two previously inactive Chinese entities. The prior cumulative translation adjustment primarily resulted from the different between local functional currency and the Company's reporting currency.

(2)
Previously, when the Company divested its Korean subsidiary, the Company provided a tax reserve as it offered indemnification to the buyer for the uncertain tax position arising in the periods before the divestiture. In April 2012, approximately $1.5 million of such tax reserve was released due to the expiration of the statute of limitations, which is five years after the filing of the tax return. In 2013, approximately $1.2 million of such tax reserve was released due to expiration of statute of limitations.

NOTE 17—NET INCOME PER SHARE

        The following table sets forth the computation of basic and diluted net income per share for the years ended December 31, 2013, 2012 and 2011:

	Years Ended December 31,
	2013	2012	2011
	(in thousands)
Numerator:
Net income (loss) attributable to UTStarcom Holdings Corp.	$(22,721)	$(34,385)	$13,387
Denominator:
Weighted average shares outstanding—Basic	39,127	48,513	51,491
Potentially dilutive common stock equivalents—stock options and restricted stock	—	—	150

Weighted average shares outstanding—Diluted	39,127	48,513	51,641

Net income (loss) per share attributable to UTStarcom Holdings Corp.—Basic(1)	$(0.58)	$(0.71)	$0.26

Net income (loss) per share attributable to UTStarcom Holdings Corp.—Diluted(1)	$(0.58)	$(0.71)	$0.26

(1)
Authorized share capital of the Company was amended by the consolidation of the existing 750,000,000 Ordinary Shares of US$0.00125 par value each into 250,000,000 Ordinary Shares of US$0.00375 par value each effective from March 21, 2013. The Net income (loss) per share attributable to UTStarcom Holding Corp basic and diluted for 2013, 2012 and 2011 have been recomputed to reflect the one for three reverse share split.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 17—NET INCOME PER SHARE (Continued)

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

        For the years ended December 31, 2011, 2012 and 2013, options and restricted stocks to purchase ordinary shares were excluded from the calculation of diluted earnings per share as their effect was anti-dilutive. Please refer to Note 2.

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

  •
  Services—Providing services and support of the Company's equipment products and also the new operational support segment. The equipment Based Services are services and support the Company provides to customers after their purchases of equipment, and operational Support Services provide new services consisting of integrated multi-screen viewing from a single managed platform, time and location shifting, and reliable HD streaming These revenues will be generated through advertising, subscription and software license fees.

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

        Summarized below are the Company's segment net sales, gross profit and segment margin for the years ended December 31, 2013, 2012 and 2011 based on the current reporting segment structure.

	Years ended December 31,
Net Sales by Segment	2013	% of net sales	2012	% of net sales	2011	% of net sales
	(in thousands, except percentages)
Equipment	$141,138	86%	$160,688	86%	$285,493	89%
Services—Equipment Based Services	23,301	14%	25,784	14%	34,539	11%
—Operational Support Services	—	0%	256	0%	544	0%

Total Sales	$164,439	100%	$186,728	100%	$320,576	100%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 18—SEGMENT REPORTING (Continued)

	Years ended December 31,
Gross profit/(loss) by Segment	2013	Gross profit %	2012	Gross profit %	2011	Gross profit %
	(in thousands, except percentages)
Equipment	$41,250	29%	$64,835	40%	$107,030	37%
Services—Equipment Based Services	(1,030)	-4%	3,546	14%	9,271	27%
—Operational Support Services	—	0%	(223)	-87%	(1,967)	-362%

Total Gross profit	$40,220	24%	$68,158	37%	$114,334	36%

NOTE 18—SEGMENT REPORTING

	Years ended December 31,
Segment Margin and Operating Loss	2013	2012	2011
	(in thousands)
Equipment	$24,047	$34,661	$72,598
Services—Equipment Based Services	(1,037)	3,524	9,162
—Operational Support Services	(2,112)	(7,420)	(9,806)

Total segment margin	20,898	30,765	71,954

General and Corporate(1)	(34,131)	(60,308)	(50,679)

Operating Income (Loss)	$(13,233)	$(29,543)	$21,275

(1)
The Company reclassified the investment impairment charged to non-operating conforming to the current way in which management evaluates segment performance, and all the comparable periods re-classified accordingly.

        General and corporate expenses include all un-allocated expenses such as sales and marketing, general and administration, common R&D expenses, and restructuring and impairment charges.

        Sales are attributed to a geographical area based upon the location of the customer. Sales data by geographical area are as follows:

	Years Ended December 31,
	2013	% of net sales	2012	% of net sales	2011	% of net sales
	(in thousands, except percentages)
Net Sales by Region
China	$6,945	4%	$38,544	21%	$157,564	49%
Japan	93,203	57%	99,367	53%	96,257	30%
India	26,595	16%	23,992	13%	30,789	10%
Taiwan	13,332	8%	9,824	5%	7,055	2%
Other	24,364	15%	15,001	8%	28,911	9%

Total	$164,439	100%	$186,728	100%	$320,576	100%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 18—SEGMENT REPORTING (Continued)

        Long-lived assets, consisting of property, plant and equipment, by geographical area are as follows:

	December 31,
	2013	2012
	(in thousands)
China	$3,795	$7,729
Other	976	1,137

Total long-lived assets	$4,771	$8,866

NOTE 19—CREDIT RISK AND CONCENTRATION

Financial Risks:

        Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash, cash equivalents, short-term investments and accounts and notes receivable. The Company places its temporary cash and short-term investments with several financial institutions. Approximately $51.3 million and $94.5 million of the Company's cash and cash equivalents and short-term investments were on deposit in accounts outside the U.S. at December 31, 2013 and 2012, respectively, of which approximately $11.5 million and $49.3 million were held by subsidiaries in China. The decrease in cash held outside of the U.S. was primarily a result of operating losses at certain subsidiaries as well as the retrenching of investments from non-US subsidiary Baide Wei Information Technology (Shanghai) Co., Ltd. to the US entity.

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

        The Company's available-for-sale securities are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income (loss) in shareholders' equity. Any negative events or deterioration in financial well-being with respect to the counterparties of these

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 19—CREDIT RISK AND CONCENTRATION (Continued)

investments may cause material losses to the Company and have a material effect on the Company's financial condition and results of operations.

Concentration of Credit Risk and Major Customers:

        At December 31, 2013, the Company's accounts receivable balance included amounts due from affiliates of Softbank (a related party—see below) representing approximately 82% of the Company's total accounts receivables, net of allowances for doubtful accounts. At December 31, 2012, the Company's accounts receivable balance included amounts due from affiliates of Softbank representing approximately 80% of the Company's total accounts receivables, net of allowances for doubtful accounts. The following customers accounted for 10% or more of the Company's net revenues:

	For the years ended December 31,
	2013	2012	2011
Affiliates of Softbank	55%	49%	29%

        Upon the disposal of IPTV, we anticipate the percentage of revenues to total net revenues related to the Affiliates of Softbank may increase in future periods.

        Approximately 1%, 42%, and 45% of the Company's net sales during 2013, 2012, and 2011, respectively, were to entities affiliated with the government of China. Accounts receivable balances from these China government affiliated entities or state owned enterprises were $6.3 million and $6.3 million, respectively, as of December 31, 2013 and 2012. The Company extends credit to its customers in China generally without requiring collateral. In global sales outside of China, the Company may require letters of credit from its customers. The Company monitors its exposure for credit losses and maintains allowances for doubtful accounts.

Country Risks:

        Approximately 4%, 21%, and 49% of the Company's sales for the year ended December 31, 2013, 2012, and 2011, respectively, were made in China. Accordingly, the political, economic and legal environment, as well as the general state of China's economy may influence the Company's business, financial condition and results of operations. The Company's operations in China are subject to special considerations and significant risks not typically associated with companies in the United States. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Company's results may be adversely affected by, among other things, changes in the political, economic and social conditions in China, and by changes in governmental policies with respect to laws and regulations, changes in China's telecommunications industry and regulatory rules and policies, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation.

        In addition, the major customers of the Company are Japan-based customers. Therefore, our results of operations may be adversely affected by the political and business relationship between China and Japan as well as other events affecting Japan in general. From time to time there have been tensions and conflicts between China and Japan. Adverse changes in political and economic policies, geopolitical uncertainties, and international conflicts between China and Japan may lead to reduce in our sales. Any future conflicts between China and Japan may have an adverse impact on the political and business relationship of the two countries. Furthermore, events affecting Japan in general, such as

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 19—CREDIT RISK AND CONCENTRATION (Continued)

natural disasters, Japanese Yen devaluation may also have a negative impact on our business, financial condition and results of operations.

NOTE 20—RELATED PARTY TRANSACTIONS

Softbank and affiliates

        The Company recognizes revenue with respect to sales of telecommunications equipment to affiliates of Softbank, a significant former shareholder of the Company. Softbank offers Broadband-Access service throughout Japan, which is marketed under the name of "YAHOO! BB." The Company supports Softbank's ADSL service through the sales of its MSAN product. The Company also supports the building of Softbank's optical transmission network in Japan through the sales of its PTN product.

        During 2013, 2012, and 2011, the Company recognized revenue and cost of net sales for sales of telecommunications equipment and services to affiliates of Softbank as follows:

	Years Ended December 31,
	2013	2012	2011
	(in thousands)
Net sales	$90,302	$92,011	$94,201
Cost of net sales	59,052	51,448	33,790

Gross profit	$31,250	$40,563	$60,411

        Fluctuations in gross profit as a percentage of net sales are expected and generally result from changes in product mix. In the year ended December 31, 2013, the increased sales of valued added resell product with low margin caused to decrease of the g profit. In the year ended December 31, 2012 and 2011, the increased sales of high margin PTN products contributed to the gross profit as a percentage of net sales. Included in accounts receivable at December 31, 2013 and 2012 were $19.0 million and $12.1 million, respectively, related to these transactions. Amounts due to Softbank included in accounts payable was Nil at December 31, 2013 and 2012.

        Sales to Softbank include a three-year service period and a penalty clause if product failure rates exceed a certain level over a seven year period. As of December 31, 2013 and 2012, the Company's customer advance balance related to Softbank agreements was $3.1 million and $4.7 million, respectively. The current deferred revenue balance related to Softbank was $2.0 million and $6.5 million as of December 31, 2013 and 2012, respectively. The Company's noncurrent deferred revenue balance related to Softbank was $3.8 million as of December 31, 2013 compared to $4.6 million as of December 31, 2012.

        As discussed in Note 6, the Company has a $1.9 million investment in SBI and affiliates of Softbank have a controlling interest in SBI.

        As of December 31, 2013 and 2012, Softbank beneficially owned approximately 12.3% and 10.2%, respectively, of the Company's outstanding shares.

Yellowstone

        Subsequent to the completion of BEIID investment on September 7, 2010, one of the Company's new directors also served as a director for Yellowstone Investment Advisory Ltd, or Yellowstone. During 2013 and 2012, the Company paid approximately Nil and $1.8 million, respectively, for

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 20—RELATED PARTY TRANSACTIONS (Continued)

consulting services provided by Yellowstone. During 2011, the Company also paid a success fee of 0.9 million for acquisition support service provided by Yellowstone, the expense of which was recorded in 2010.

NOTE 21—401(K) PLAN

        On January 1, 2000, the Company adopted the UTStarcom, Inc. 401(k) Savings Plan, or 401(k) Plan, a cash-or-deferred arrangement, which covers the Company's eligible employees who have attained the age of 21. The Company's matching contributions under the 401(k) Plan were suspended, effective March 1, 2009. The plan was reinstituted in 2010 and the Company contributed to a maximum of $3,252 per employee for the 2010 plan year. The Company's matching contributions were subject to a five-year vesting schedule based upon longevity of employee service with the Company. Due to the transfer of the Company's U.S. based corporate operations to China, the 401(K) Plan was terminated as of October 1, 2010. No additional plan was adopted in 2012 and 2013.

NOTE 22—SUBSEQUENT EVENTS

$10M Share repurchased from Softbank

        On January 17, 2014, The Company announced it entered into a Purchase and Sale Agreement (the "Share Purchase Agreement") with Softbank America Inc. ("Softbank") and Shah Capital Opportunity Fund LP ("Shah Captial"). The transaction was consummated on the same date.

        Pursuant to the Share Purchase Agreement, Softbank sold its entire stake in the Company, consisting of 4,883,875 ordinary shares with par value US $0.00375 per share ("Ordinary Shares"). The Company and Shah Capital repurchased 3,883,875 and 1,000,000 ordinary shares, respectively, for a price of $2.54 per Ordinary Share.

        Following the consummation of the transaction, Shah Capital's beneficial ownership in the Company increased from 17.2% to 21.9%.

Additional Shares purchased by Shah Capital

        On March 11, 2014, the Company entered into a Subscription Agreement with Shah Capital. Pursuant to the Subscription Agreement, Shah Capital subscribed for and purchased 2,000,000 shares of common stock, with par value US$0.00375 per share, from the Company for a price of $2.67 per share. This price represents 1.3% premium to the 30-day weighted average of the Company's common stock price as of March 10, 2014. The transaction was consummated on the same date.

        Following the close of the transaction, Shah Capital's beneficial ownership in the Company increased from 21.9% to 26.0%.

SCHEDULE I

UTSTARCOM HOLDINGS CORP. (UNCONSOLIDATED—PARENT COMPANY BASIS)

REGISTRANT BALANCE SHEETS

(in thousands, except par value)

	December 31,
	2013	2012
	(in thousands)
ASSETS
Investment in affiliated companies	$177,710	$243,426

Total assets	177,710	243,426

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable—intercompany	27,330	27,584

Total current liabilities	27,330	27,584

Total liabilities	27,330	27,584

Stockholders' equity:
Ordinary share: $0.00375 par value; 250,000 authorized shares; 45,444 and 53,322 shares issued at December 31, 2013 and December 31, 2012, respectively; 39,778 and 47,656 shares outstanding at December 31, 2013 and December 31, 2012, respectively (Note 1)(1)	151	182
Additional paid-in capital	1,280,810	1,309,761
Treasury stock, at cost: 5,666 and 5,666 shares at December 31, 2013 and December 31, 2012, respectively (Note 2)	(20,421)	(20,421)
Accumulated deficit	(1,176,022)	(1,153,301)
Accumulated other comprehensive income	65,862	79,621

Total stockholders' equity	150,380	215,842

Total liabilities and stockholders' equity	$177,710	$243,426

(1)
Authorized share capital of the company was amended by the consolidation of the existing 750,000,000 Ordinary Shares of US$0.00125 par value each into 250,000,000 Ordinary Shares of US$0.00375 par value each, and became effective on March 21, 2013. The authorized shares, issued shares, outstanding shares, and treasury stock shares for 2012 have been adjusted retroactively to reflect the one for three reverse share split.

The accompanying notes are an integral part of these financial statements.

 UTSTARCOM HOLDINGS CORP. (UNCONSOLIDATED—PARENT COMPANY BASIS)

CONDENSED INFORMATION AS TO THE RESULTS OF OPERATIONS OF THE REGISTRANT

(in thousands)

Years ended December 31,
	2013	2012	2011
(in thousands)
Net sales
Unrelated parties	$—	$—	$—
Related parties	—	—	—
Intercompany	—	—	—
Cost of sales
Unrelated parties	—	—	—
Related parties	—	—	—
Intercompany	—	—	—

Gross profit	—	—	—

Operating expenses:
Selling, general and administrative	2,377	2,315	2,217
Research and development	—	—	—
Amortization of intangible assets	—	—	—
Restructuring charges	—	—	—
Impairment of long-lived assets	—	—	—

Total operating expenses	2,377	2,315	2,217

Operating loss	(2,377)	(2,315)	(2,217)
Interest income	—	—	—
Interest expense	—	—	—
Other income, net	—	—	—
Loss before income taxes and equity in loss of affiliated companies	(2,377)	(2,315)	(2,217)
Equity in net income (loss) of affiliated companies	(20,344)	(32,070)	15,604
Income tax benefit (expense)	—	—	—

Net income (loss)	$(22,721)	$(34,385)	$13,387

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

        The Company records its investment in subsidiaries under the equity method of accounting as prescribed in ASC 323-10, "The Equity Method of Accounting for Investments in Common Stock." Such investment is presented on the balance sheet as "Investment in affiliated companies" and the subsidiaries' profit or loss are recognized based on the effective shareholding percentage as "Equity in net income (loss) of affiliated companies" on the results of operations.

        Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

        The Company is a shell company and does not have any activities. Operating expenses for the Company for the years ended December 31, 2013, 2012 and 2011 consisted mainly of the retaining fee for the Board of Directors, its director and officer insurance expenses, and the expenses associated with investor relations. As the Company does not have any cash activity, the recorded expenses were paid on behalf of the Company by UTStarcom, Inc., its subsidiary, and statements of cash flows have been omitted.

NOTE 2—REPURCHASE OF ORDINARY SHARES

        On August 12, 2011, the Company's Board of Directors approved a repurchase program of up to $20 million of its ordinary shares outstanding over the 12 months through August 15, 2012. In August 2012, the Company's Board of Directors approved to extend the repurchase program to August 2013. As of December 31, 2012, the Company has repurchased 12,524,614 shares (or 4,174,871 shares after reverse share split) at a cost of $15.1 million under this program. The Company did not terminate this program prior to its expiration during the year 2013. On November 30, 2012, The Company announced a commencement of a tender offer (the Tender Offer) to purchase up to 25,000,000 (or 8,333,333 after reverse share split) of its ordinary shares at a price of $1.20 (or $3.60 after reverse share split) per share. The Tender Offer expired on January 3, 2013. As of January 10, 2013, the Company had accepted for purchase 25,000,000 (or 8,333,333 after reverse share split) of the Company's ordinary shares at approximately $30.0 million under the Tender Offer. All the repurchased

UTSTARCOM HOLDINGS CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS (Continued)

NOTE 2—REPURCHASE OF ORDINARY SHARES (Continued)

shares through the tender offer have been cancelled at the purchasing date of January 10, 2013 and all the repurchased shares under the repurchase program have been classified as treasury shares of the Company. On January 17, 2014, The Company announced it entered into a Purchase and Sale Agreement (the "Share Purchase Agreement") with Softbank America Inc. ("Softbank") and Shah Capital Opportunity Fund LP ("Shah Captial"). Pursuant to the Share Purchase Agreement, Softbank sold its entire stake in the Company, consisting of 4,883,875 ordinary shares with par value US$0.00375 per share ("Ordinary Shares"). The Company and Shah Capital repurchased 3,883,875 and 1,000,000 ordinary shares, respectively, for a price of $2.54 per Ordinary Share for total consideration by the Company of $9.9 million.. The transaction was consummated on the same date.

SCHEDULE II

UTSTARCOM HOLDINGS CORP.

VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

For the Years Ended December 31, 2013, 2012, and 2011

Description	Balance at beginning of the period	Charged (credited) to costs and expenses	Charged (credited) to other accounts	(Deductions) Adjustments IPTV divestiture	(Deductions) Adjustments	Balance at end of the period
	(in thousands)
Year ended December 31, 2013
Allowance for doubtful accounts	$10,796	$(75)	$—	$—	$342	$11,063
Tax valuation allowance	$418,285	$36,324	$(31,820)	$—	$—	$422,789
Year ended December 31, 2012
Allowance for doubtful accounts	$30,145	$(1,148)	$—	$(17,625)	$(576)	$10,796
Tax valuation allowance	$469,224	$(30,745)	$(20,194)	$—	$—	$418,285
Year ended December 31, 2011
Allowance for doubtful accounts	$32,176	$2,161	$—	$—	$(4,192)	$30,145
Tax valuation allowance	$473,914	$(3,877)	$(813)	$—	$—	$469,224

(1)
Charged (credited) against other comprehensive income.

(2)
Represents write-offs of allowance for doubtful accounts and foreign exchange differences.