Form 20-F/A
period 2013-12-31
UTSTARCOM HOLDINGS CORP.
filed 2014-07-11
CIK 1030471

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Amendment No. 2)

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

☐ Yes   ☐ No

EXPLANATORY NOTE

PART III

ITEM 19. EXHIBITS

SIGNATURES

EXPLANATORY NOTE

This Amendment No. 2 on Form 20-F (“Amendment No. 2”) to the Annual Report on Form 20-F of UTStarcom Holdings Corp. (the “Company”) for the fiscal year ended December 31, 2013, filed on April 18, 2014, as amended on June 30, 2014 (the “2013 Form 20-F”), is being filed solely for the purpose of amending Exhibit 15.3 (Consent of PricewaterhouseCoopers Zhong Tian LLP, independent registered public accounting firm of iTV Media Inc.) to remove the inadvertent reference to the financial statement schedules of iTV Media Inc.

Other than as set forth herein, the Company has not modified or updated any other disclosures and has made no changes to the items or sections in the 2013 Form 20-F. Other than as expressly set forth above, this Amendment No. 2 does not, and does not purport to, amend, update or restate the information in any part of the 2013 Form 20-F or reflect any events that have occurred after the 2013 Form 20-F was filed on April 18, 2014 or Amendment No. 1 was filed on June 30, 2014, as the case may be. The filing of this Amendment No. 2 should not be understood to mean that any other statements contained in the original filings are true and complete as of any date subsequent to April 18, 2014 and June 30, 2014, as the case may be. Accordingly, this Amendment No. 2 should be read in conjunction with the 2013 Form 20-F and the documents filed with or furnished to the Securities and Exchange Commission by the Company subsequent to April 18, 2014, including any amendments to such documents.

PART III

ITEM 19. EXHIBITS

Exhibit Number	Description	Form	Incorporated by Reference From Exhibit Number	Date Filed

1.1	Amended and Restated Memorandum and Articles of Association.	20-F	1.1	4/26/2013

2.1	Property Transfer and Leaseback Agreement, dated as of December 19, 2009, by and between UTStarcom Telecom Co., Ltd. and Zhejiang Zhongnan Construction Group Co., Ltd. (translation from Chinese).	8-K	2.1	12/24/2009

4.1	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 of Form F-4 (File No. 333-173828) filed with the Securities and Exchange Commission on April 29, 2011.	F-4	10.1	4/29/2011

4.2	Stockholder Rights Agreement, made as of February 1, 2010, by and between UTStarcom, Inc. and Beijing E-town International Investment and Development Co., Ltd.	8-K	4.1	2/4/2010

4.3	Stockholder Rights Agreement, made as of February 1, 2010, by and among UTStarcom, Inc., Elite Noble Limited and Shah Capital Opportunity Fund L.P.	8-K	4.2	2/4/2010

4.4	2006 Equity Incentive Plan, as amended February 18, 2009.	10-K	10.14	3/2/2009

4.5	Form of Stock Option Award Agreement for use under 2006 Equity Incentive Plan.	10-Q	10.2	8/7/2009

4.6	Form of Stock Option Agreement for Directors and Officers for use under the 2006 Equity Incentive Plan.	10-Q	10.3	8/7/2009

1

Exhibit Number	Description	Form	Incorporated by Reference From Exhibit Number	Date Filed

4.7	Form of Restricted Stock Agreement for use under the 2006 Equity Incentive Plan.	10-K	10.17	3/2/2009

4.8	Form of Restricted Stock Unit Agreement for use under the 2006 Equity Incentive Plan.	10-K	10.18	3/2/2009

4.9	Form of Stock Option Amendment Election Form executed by key executive officers and directors.	8-K	10.1	1/4/07

4.10	UTStarcom, Inc. Amended and Restated Executive Involuntary Termination Severance Pay Plan.	10-Q	10.2	5/8/2009

4.11	Form of Performance Share Agreement for use under the 2006 Equity Incentive Plan.	10-K	10.33	3/2/2009

4.12	Form of Performance Unit Agreement for use under the 2006 Equity Incentive Plan.	10-K	10.34	3/2/2009

4.13	Manufacturing Agreement signed as of January 23, 2010.	8-K	10.1	1/28/2010

4.14	Lease Contract dated as of February 1, 2010, by and between UTStarcom Telecom Co., Ltd. and Zhejiang Zhongnan Construction Group Co., Ltd. (translation from Chinese).	8-K/A	10.1	2/5/2010

4.15	Property Lease Contract dated March 7, 2011 between UTStarcom Telecom Co., Ltd. and Zhejiang Letong Communication Equipment Co., Ltd. (translation from Chinese).	10-Q	10.1	5/9/2011

4.16	Master Reorganization Agreement Share and Asset Purchase Agreement dated August 31, 2012 by and among UTStarcom Hong Kong Limited, the Company, Eagle Field Holdings Limited and Mr. Ying (Jack) Lu.	20-F	4.51	4/26/2013

4.17	Share Transfer Agreement dated August 31, 2012 by and among the Company, Eagle Field Holdings Limited and UTStarcom Hong Kong Holdings Limited.	20-F	4.52	4/26/2013

4.18	English translation of the License Agreement dated August 31, 2012 by and among the Company, UTStarcom Telecom Co., Ltd., UTStarcom Hong Kong Holding Limited. and UTStarcom China Co., Ltd.	20-F	4.53	4/26/2013

4.19	Assignment and Assumption Agreement dated August 31, 2012 by and among the Company, UTStarcom Telecom Co., Ltd., UTStarcom India Telecom PVT. Ltd., UTStarcom Hong Kong Holding Limited, UTStarcom China Co., Ltd. and Eagle Field Holdings Limited.	20-F	4.54	4/26/2013

4.20	Patent, Software Copyright, Trademark and Domain Name Assignment dated August 31, 2012 by and among UTStarcom Telecom Co., Ltd., UTStarcom China Co., Ltd. and UTStarcom, Inc.	20-F	4.55	4/26/2013

2

Exhibit Number	Description	Form	Incorporated by Reference From Exhibit Number	Date Filed

4.21	Convertible Bond dated August 31, 2012 issued by UTStarcom Hong Kong Holding Limited to UTStarcom Hong Kong Limited.	20-F	4.56	4/26/2013

4.22	Purchase and Sale Agreement dated January 17, 2014 among the Company, Shah Capital Opportunity Fund LP and SoftBank America Inc.	6-K	10.1	1/21/2014

4.23	Share Subscription Agreement dated March 11, 2014 between the Company and Shah Capital Opportunity Fund LP.	6-K	10.2	3/12/2014

8.1	Subsidiaries of UTStarcom Holdings Corp.	20-F	8.1	4/18/2014

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—

13.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	20-F/A	13.1	6/30/2014

13.2	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	20-F/A	13.2	6/30/2014

15.1	Consent of Independent Registered Public Accounting Firm.	20-F	15.1	4/18/2014

15.2	Consolidated financial statements of iTV Media Inc. for the fiscal year ended December 31, 2013.	20-F/A	15.2	6/30/2014

15.3	Consent of PricewaterhouseCoopers Zhong Tian LLP, independent registered public accounting firm of iTV Media Inc.	Filed herewith	—	—

101.INS*	XBRL Instance Document	20-F	101.INS	4/18/2014

101.SCH*	XBRL Taxonomy Extension Schema Document	20-F	101.SCH	4/18/2014

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document	20-F	101.CAL	4/18/2014

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document	20-F	101.DEF	4/18/2014

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document	20-F	101.LAB	4/18/2014

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document	20-F	101.PRE	4/18/2014

*                 In accordance with Rule 406T of Regulation S-T, the information in these exhibits is furnished and deemed not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, and

3

otherwise is not subject to liability under these sections and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, except as expressly set forth by specific reference in such filing.

4

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 2 to Form 20-F on its behalf.

UTSTARCOM HOLDINGS CORP.

	By:	/s/ William Wong
		Name:	William Wong
		Title:	Chief Executive Officer

Date: July 11, 2014

[Signature page to 20-F/A]