Form 20-F
period 2014-12-31
UTSTARCOM HOLDINGS CORP.
filed 2015-05-19
CIK 1030471

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014.

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

Level 6, 28 Hennessy Road, Admiralty, Hong Kong

(Address of principal executive offices)

Ning Jiang

Investor Relations

Level 6, 28 Hennessy Road,

Admiralty, Hong Kong

Phone: (852) 3951 9757

njiang@utstar.com

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

NONE

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 38,148,076 ordinary shares, par value US$0.00375 per share.

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

UTSTARCOM HOLDINGS CORP.

INTRODUCTION

Unless the context otherwise requires, in this annual report on Form 20- F:

•	“We,” “us,” “our,” and “our company” refer to UTStarcom Holdings Corp., an exempted company incorporated under the laws of the Cayman Islands in April 2011, and its direct and indirect subsidiaries;

•	“UTStarcom” refers to UTStarcom Holdings Corp.;

•	“Shares” or “ordinary shares” refers to our ordinary shares, par value $0.00375 per share;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report, Taiwan, Hong Kong and Macau; and

•	“RMB” or “Renminbi” refers to the legal currency of China, “JPY” or “Japanese Yen” refers to the legal currency of Japan, and “$” or “U.S. dollars” refers to the legal currency of the United States.

Names of certain PRC companies provided in this annual report are translated or transliterated from their original PRC legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2012, 2013 and 2014.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at the rate of RMB6.2046 to $1.00, the noon buying rate on December 31, 2014 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Conducting Business in China—Fluctuation in the value of the RMB relative to the U.S. dollar could affect our operating results and may have a material adverse effect on your investment.”

This annual report also contains translations of certain Japanese Yen amounts into U.S. dollars at the rate of JPY119.85 to $1.00, the noon buying rate on December 31, 2014 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Japanese Yen or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Japanese Yen, as the case may be, at any particular rate or at all. Fluctuation in the value of the Japanese Yen may have a material adverse effect on your investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Currency rate fluctuations may adversely affect our cash flow and operating results.”

Our ordinary shares are listed on the NASDAQ Stock Market, or NASDAQ, under the symbol “UTSI.” On March 21, 2013, we effected a one-for-three reverse share split of our ordinary shares. Unless otherwise specified, all share and per share information in this annual report has been retroactively adjusted to reflect this reverse share split.

On June 24, 2011, we effected a merger, or the Merger, to reorganize the corporate structure of UTStarcom, Inc., a Delaware corporation incorporated in 1991, and its subsidiaries. The Merger resulted in shares of the common stock of UTStarcom, Inc. being converted into the right to receive an equal number of ordinary shares in our capital, which were issued by us in connection with the Merger. Following the Merger, UTStarcom, Inc. became our wholly owned subsidiary and we became the parent company of UTStarcom, Inc. and its subsidiaries. See “Item 4. Information on the Company—C. Organizational Structure” for a list of our subsidiaries. We, together with our subsidiaries, continue to conduct our business in substantially the same manner as was conducted by UTStarcom, Inc. and its subsidiaries. The transaction was accounted for as a legal re-organization of entities under common control. Accordingly, we have prepared our consolidated financial statements as if the current corporate structure had been in existence throughout all relevant periods. Our consolidated financial statements prior to the Merger reflect the financial position, results of operations and cash flows of UTStarcom, Inc. and its subsidiaries. Our consolidated financial statements as of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014 reflect our financial position, results of operation and cash flows.

PART I

ITEM 1—IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2—OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3—KEY INFORMATION

A.	Selected Financial Data

The following selected consolidated statement of operations data for the years ended December 31, 2012, 2013 and 2014 and the selected consolidated balance sheet data as of December 31, 2013 and 2014 have been derived from our audited financial statements included elsewhere in this annual report. The selected consolidated financial data should be read in conjunction with those financial statements and the accompanying notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepare and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

Our selected consolidated statement of operations data for the years ended December 31, 2010 and 2011 and our consolidated balance sheets as of December 31, 2010, 2011 and 2012 have been derived from our audited consolidated financial statements, which are not included in this annual report.

	Years Ended December 31,
	2014	2013	2012	2011	2010
	(in thousands, except per share amounts)
Consolidated Statement of Operations Data:
Net sales (1)	$129,420	$164,439	$186,728	$320,576	$291,535
Gross profit	$22,128	$40,220	$68,158	$114,334	$70,238
Operating income (loss)(2)	$(14,073)	$(13,233)	$(29,543)	$21,275	$(73,722)
Net income (loss) attributable to UTStarcom Holdings Corp.	$(30,264)	$(22,721)	$(34,385)	$13,387	$(65,129)
Net income (loss) per share attributable to UTStarcom Holdings Corp.—Basic and Diluted(3)	$(0.81)	$(0.58)	$(0.71)	$0.26	$(1.43)

(1)	On August 31, 2012, we completed the divestiture of its IPTV business. Revenue for the years ended December 31, 2012 and 2011 related to divested IPTV business was $29.5 million and $141.4 million, respectively, which partially contributed the net sales decrease in 2012. The net sales decrease in 2012 was primary due to the completion of amortization of deferred revenue associated with PAS infrastructure sales in 2011. The net sales from the amortization of deferred revenue associated with PAS infrastructure sales was $95.3 million in 2011 .The sales decreased from 2012 to 2014 were mainly caused by the slower development of our Packet Transport Network and lower market demands for old products.

(2)	We have reclassified 2012 presentation of investment impairment loss to present on a separate line consistent with the 2013 presentation in the Consolidated Statements of Operations and Comprehensive Income (Loss). We consider this adjustment immaterial to the Consolidated Statements of Operations and Comprehensive Income (Loss) of 2012 and 2011.

(3)	On March 21, 2013, we effected a one-for-three reverse share split of our ordinary shares. As a result, our authorized share capital was amended by the consolidation of 750,000,000 ordinary shares of US$0.00125 par value each into 250,000,000 ordinary shares of US$0.00375 par value. Net income (loss) per share attributable to UTStarcom Holding Corp. (basic and diluted) for 2010 through 2013 have been recomputed to reflect retroactively the one-for-three reverse share split.

	Years Ended December 31,
	2014	2013	2012	2011	2010
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$77,824	$107,773	$179,880	$301,626	$351,507
Working capital	$76,383	$107,935	$196,372	$280,010	$213,736
Total assets	$279,063	$366,967	$488,091	$600,940	$784,283
Total short-term debt	$—	$—	$—	$—	$—
Long-term debt	$—	$—	$—	$—	$—
Total UTStarcom Holdings Corp. shareholders’ equity	$115,329	$150,380	$215,842	$264,638	$240,929

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related To Our Business

We have a history of operating losses and may not have sufficient liquidity to execute our business plan or to continue our operations without obtaining additional funding or selling additional securities. We may not be able to obtain additional funding under commercially reasonable terms or issue additional securities.

We reported net loss attributable to UTStarcom Holdings Corp. of $34.4 million, $22.7 million and $30.3 million for the years ended December 31, 2012, 2013 and 2014. As of December 31, 2014, we had an accumulated deficit of $1,206.3 million.

In the third quarter of 2012, we divested our loss-making IPTV equipment business for $30.0 million, which helped us redeploy capital to support higher return opportunities. As of December 31, 2014, we had $77.8 million in cash or cash equivalents. Our management believes that we will have sufficient liquidity in 2015 to finance our anticipated operations, capital expenditure requirements and new business acquisitions and investments, as well as achieve projected cash collections from customers and contain expenses and cash used in operations. However, we may not achieve such operating performance and our management expects to continue to implement our liquidity plans, including reducing operating expenses and improving cash collections and receivable turnover. However, if we cannot successfully implement our liquidity plans, it may be necessary for us to make significant changes to our business plans and strategy to maintain adequate liquidity. In addition, various other factors may negatively impact our liquidity, such as:

•	our inability to achieve planned operating results, which may increase liquidity requirements beyond those considered in our business plans;

•	our growth initiatives, which may increase liquidity requirements beyond those considered in our business plans;

•	changes in our business conditions or the financial markets that could limit our access to existing credit facilities or make new sources of financing more costly or commercially unviable; and

•	changes in China’s currency exchange control regulations, which could limit our ability to access cash outside of China to meet liquidity requirements for our operations in China, or vice-versa.

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

We have experienced significant changes in our management and our Board of Directors in recent years. For example, in 2014, we appointed a new Chairman of the Board and a new chief financial officer, as well as a new independent director. Although we have endeavored to implement any director and management transition in as non-disruptive a manner as possible, any such transition might impact our business, and give rise to uncertainty among our customers, investors, vendors, employees and others concerning our future direction and performance, which may materially and adversely affect our business, financial condition, results of operations and cash flows, and our ability to execute our business model.

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

A significant portion of our net sales is derived from a Japanese customer, SoftBank Corp. and its related entities, or collectively Softbank, which previously was one of our principal shareholders. On January 14, 2014, Softbank sold all of our shares held by it to us and one of our other shareholders. In 2014, our net sales to Softbank totaled approximately $57.0 million, representing approximately 44 % of our total net sales. We anticipate that our dependence on Softbank will continue for the foreseeable future. Consequently, any one of the following events may cause material fluctuations or declines in our net sales or liquidity position and have a material adverse effect on our financial condition and results of operations:

•	changes in the regulating environment in Japan that adversely affect the Softbank businesses that we supply;

•	changes in the commercial environment in Japan that adversely affect the Softbank businesses we supply;

•	Softbank’s collaborations with our competitors;

•	reduction, delay or cancellation of contracts from Softbank;

•	the success of Softbank’s business utilizing our products; and

•	failure of Softbank to make timely payment for our products and services.

Although we have continued our collaboration with Softbank since 2008, Softbank may not continue working with us in the future, whether due to changes in management preferences, business strategy, corporate structure or other factors. On January 14, 2014, Softbank sold its entire stake in our Company, consisting of 4,883,875 ordinary shares. We repurchased 3,883,875 ordinary shares, and Shah Capital Opportunity Fund LP, one of our shareholders, purchased 1,000,000 ordinary shares, for a price of $2.54 per ordinary share. After the consummation of the transaction, Softbank was no longer our related party. Our failure to continue our collaboration with this customer may adversely affect our business, financial conditions and results of operations.

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

We are a party to lawsuits in the normal course of our business. These lawsuits and any future litigation could be time consuming and expensive and divert our management’s attention away from our regular business. Additionally, the adverse resolution of litigation against us could have a material adverse effect on our financial condition, liquidity and reputation. Moreover, the results of complex legal proceedings are difficult to predict. For additional information regarding certain matters in which we are involved, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings”.

Our future product sales are unpredictable and our operating results are likely to fluctuate from quarter to quarter as a result.

Our quarterly and annual operating results have fluctuated in the past and are likely to fluctuate in the future due to a variety of factors, some of which are outside of our control. Factors that may affect our future operating results include:

•	the timing and size of the orders for our products;

•	consumer acceptance of new products we may introduce to market;

•	changes in the growth rate of customer purchases of communications services;

•	lengthy and unpredictable sales cycles associated with sales of our products;

•	unpredictable revenue recognition timing, which is based primarily on customer acceptance of delivered products;

•	cancellation, deferment or delay in implementation of large contracts;

•	quality issues resulting from the design or manufacture of the products, or from the software used in the products;

•	cash collection cycles in the markets where we operate;

•	reliance on product, software and component suppliers which may constitute a sole source of supply or may have going concern issues;

•	the decline in business activity we typically experience during the Lunar New Year holiday in China, which leads to decreased sales and collections during our first fiscal quarter;

•	issues that might arise from divestiture of non-core assets or operations or the integration of acquired entities and the inability to achieve expected results from such divestitures or acquisitions;

•	shifts in our product mix or market focus; and

•	availability of adequate liquidity to implement our business plan.

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

Our ability to source a sufficient quantity of high-quality, cost- effective components used in our products may also be limited by import restrictions and duties in the foreign countries where we manufacture our products. We require a significant number of imported components to manufacture our products, and these imported components may be limited by a variety of permit requirements, approval procedures, patent infringement claims, import duties and licensing requirements. Moreover, import duties on such components increase the cost of our products and may make them less competitive.

Our multinational operations may strain our resources and subject us to various economic, political, regulatory and legal risks.

We market and sell our products globally. Our existing multinational operations require significant management attention and financial resources. To continue to manage our global business, we will need to continue to take various actions, including:

•	enhancing management information systems, including forecasting procedures;

•	further developing our operating, administrative, financial and accounting systems and controls;

•	managing our working capital and sources of financing;

•	maintaining close coordination among our engineering, accounting, finance, marketing, sales and operations organizations;

•	successfully consolidating a number of functions in China to eliminate functional duplication;

•	retaining, training and managing our employee base;

•	reorganizing our business structure to allocate and utilize our internal resources more effectively;

•	improving and sustaining our supply chain capability; and

•	managing both our direct and indirect sales channels in a cost- efficient and competitive manner.

If we fail to implement or improve systems or controls or to manage any future growth and transformation effectively, our business could suffer.

Furthermore, our multinational operations are subject to a variety of risks, such as:

•	the complexity of complying with a variety of foreign laws and regulations in each of the jurisdictions in which we operate;

•	the complexity of complying with anti-corruption laws in each of the jurisdictions in which we operate, including United States regulations for foreign operations such as the Foreign Corrupt Practices Act as well as the anti-bribery and anti-corruption laws of China and India where we conduct substantial operations. There is rigorous enforcement of anti-corruption laws in the United States and in China, and the violation of these laws may result in substantial monetary and even criminal sanctions;

•	difficulty complying with continually evolving and changing global product and communications standards and regulations for both our end products and their component technology;

•	market acceptance of our new products, including longer product acceptance periods in new markets into which we enter;

•	reliance on local original equipment manufacturers, third party distributors, resellers and agents to effectively market and sell our products;

•	unusual contract terms required by customers in developing markets;

•	changes to import and export regulations, including quotas, tariffs, licensing restrictions and other trade barriers;

•	the complexity of compliance with the varying taxation requirements of multiple jurisdictions;

•	evolving and unpredictable nature of the economic, regulatory, competitive and political environments;

•	reduced protection for intellectual property rights in some countries;

•	longer accounts receivable collection periods; and

•	difficulties and costs of staffing, monitoring and managing multinational operations, including but not limited to internal controls and compliance.

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

Notwithstanding our recent workforce restructurings, to effectively manage our operations, we will need to recruit, train, assimilate, motivate and retain qualified employees, especially in China. Competition for qualified employees is intense, and the process of recruiting personnel in all fields, including technology, R&D, sales and marketing, finance and accounting, administration and management with the combination of skills and attributes required to execute our business strategy can be difficult, time-consuming and expensive. We must continue to implement hiring and training processes that are capable of quickly deploying qualified local residents to support our products and services knowledgeably. Alternatively, if there are an insufficient number of qualified local residents available, we might incur substantial costs importing expatriates to service new global markets. For example, we have historically experienced and continue to experience difficulty finding qualified accounting personnel knowledgeable in both U.S. and PRC accounting standards who are PRC residents. In addition, we made changes within our senior management team in China. If our current senior management in China cannot maintain and/or establish key relationships with customers, governmental entities and other relevant parties in China, our business may decline significantly. If we fail to attract, hire, assimilate or retain qualified personnel, our business would be harmed. Our recent layoffs also have an adverse effect on our ability to attract and retain critical staff. Competitors and others have in the past, and may in the future, attempt to recruit our employees. In addition, companies in the telecommunications industry whose employees accept positions with competitors frequently claim that the competitors have engaged in unfair hiring practices. We may be the subject of these types of claims in the future as we seek to hire qualified personnel. Some of these claims may result in material litigation and disruption to our operations. We could incur substantial costs in defending ourselves against these claims, regardless of their merit.

Currency rate fluctuations may adversely affect our cash flow and operating results.

Our business is subject to risk from changing foreign exchange rates because we conduct a substantial part of our business in a variety of currencies other than the U.S. dollar. In 2014, a majority of our sales were made in Japan and denominated in Japanese Yen. We also have made significant sales denominated in Renminbi and Indian Rupees. Additionally, we have exposures to emerging market currencies, which can have extreme currency volatility. Adverse movements in currency exchange rates may negatively affect our cash flow and operating results. We recorded a net foreign currency loss of $4.7 million in 2012, a net foreign currency gain of $3.9 million in 2013 and a net foreign currency loss of $0.6 million in 2014. We currently do not use forward and option contracts to hedge against the risk of foreign currency rate fluctuation in the eventual net cash inflows and outflows resulting from foreign currency denominated transactions with customers, suppliers, and non-U.S. subsidiaries. Furthermore, we would be limited in our ability to hedge our exposure to rate fluctuations in certain currencies, including the Japanese Yen, Reminbi and Indian Rupee, due to PRC-governmental currency exchange control regulations that restrict currency conversion and remittance. Even if we engage in hedging activities in the future, we may not be successful in minimizing the impact of foreign currency fluctuations. As a result, fluctuations in foreign currencies may have a material impact on our business, results of operations and financial condition.

We may not be able to take advantage of acquisition opportunities or achieve the anticipated benefits of completed acquisitions.

We have in the past acquired certain businesses, products and technologies. We will continue to evaluate acquisition prospects that would complement our existing product offerings, augment our market coverage, enhance our technological capabilities, or that may otherwise offer growth opportunities. To the extent we desire raising additional funds for purposes not currently included in our business plan(such as taking advantage of acquisition opportunities, developing new or enhanced products, responding to competitive pressures, or raising capital for strategic purposes), additional financing for these or other purposes may not be available on acceptable terms or at all. If we raise additional funds through the issuance of equity securities, our shareholders will experience dilution of their ownership interest, and the newly issued securities may have rights superior to those of ordinary shares. If we raise additional funds by issuing debt, our ability to meet our debt service obligations will be dependent upon our future performance, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control. Additionally, debt obligations may subject us to limitations on our operations and increased leverage. In addition, acquisitions involve numerous risks, including difficulties in the assimilation of operations, technologies, products and personnel of the acquired company; failures in realizing anticipated synergies; diversion of management’s attention from other business concerns; adverse effects on existing business relationships with customers; difficulties in retaining business relationships with suppliers and customers of the acquired company; risks of entering markets in which we have no direct or limited prior experience; the potential loss of key employees of the acquired company; unanticipated costs; difficulty in maintaining controls, procedures and policies during the transition and integration process; failure of our due diligence process to identify significant issues, including issues with respect to product quality, product architecture and legal and financial contingencies; product development; significant exit charges as impairment charges if products or businesses acquired are unsuccessful or do not perform as expected; potential future impairment of our acquisitions or investments; potential full or partial write-offs of acquired assets or investments and associated goodwill; potential expenses related to the amortization of intangible assets; and, in the case of the acquisition of financially troubled businesses, challenges as to the validity of such acquisitions from third party creditors of such businesses.

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

The industry in which we compete is moving towards aggressive assertion, licensing and litigation of patents and other intellectual property rights. From time to time, we have become aware of the possibility or have been notified that we may be infringing certain patents or other intellectual property rights of others. Regardless of their merit, responding to such claims could be time consuming, divert management’s attention and resources and cause us to incur significant expenses. In addition, although some of our supplier contracts provide for indemnification from the supplier with respect to losses or expenses incurred in connection with any infringement claim, certain contracts with our key suppliers do not provide for such protection. Moreover, certain of our sales contracts provide that we must indemnify our customers against claims by third parties for intellectual property rights infringement related to our products. There are no limitations on the maximum potential future payments under these guarantees. Therefore, we may incur substantial costs related to any infringement claim, which may substantially harm our results of operations and financial condition.

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

From time to time we make financial and/or strategic investments in third party businesses. We cannot be certain that such investments will be successful. In certain instances we have lost part or all of the value of such investments, resulting in a financial loss and/or the loss of potential strategic opportunities. We recognize an impairment charge on our investment when a decline in the fair value of such investment below the cost basis is judged to be other-than-temporary. In making this determination, we review several factors to determine whether the losses are other-than-temporary, including but not limited to: (i) the length of time the investment was in an unrealized loss position, (ii) the extent to which fair value was less than cost, (iii) the financial condition and near term prospects of the issuer, and (iv) our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value. For the year ended December 31, 2014, we recorded impairment charges of $3.9 million related to investments. If we have to write down or write off our investments, or if potential strategic opportunities do not develop as planned, our financial performance may suffer. Moreover, these investments are often illiquid, such that it may be difficult or impossible for us to monetize such investments.

We could incur asset impairment charges for long-lived assets or long-term investments, which could negatively affect our future operating results and financial condition.

As of December 31, 2014, we had long-lived assets and long-term investments, and we may have goodwill and intangible assets in the future. We are required to perform periodic assessments for any possible impairment of long-lived assets and long-term investments for accounting purposes. We review the recoverability of the carrying value of long-lived assets held and used and long-lived assets to be disposed of whenever events or changes in circumstances indicate that the carrying value of the assets or asset groups may not be recoverable. Any such charge may adversely affect our operating results and financial condition.

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

Product defect or quality issues may divert management’s attention from our business and/or result in costs and expenses that could adversely affect our operating results.

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

Failure to achieve and maintain effective internal control in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on our business and share price.

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

As of December 31, 2014, we have identified material weaknesses in our internal control over financial reporting and have concluded that our internal control over financial reporting was not effective as of December 31, 2014. The requirements of Section 404 of the Sarbanes Oxley Act are ongoing and also apply to future years. These material weaknesses include: (i) we did not have sufficient resources with an appropriate level of knowledge and experience to perform effective period-end financial statement closing controls, (ii) we did not have sufficient resources with an appropriate level of knowledge and experience in U.S. GAAP to properly account for complex accounting issues under U.S. GAAP, (iii) we did not maintain sufficient effective controls over procurements and disbursements in our India operations and (iv) we did not have sufficient resources to maintain effective monitoring controls over our India operations. The last two material weaknesses resulted from a number of control deficiencies identified over the course of an investigation primarily performed on our India operations in response to anonymous allegation letters received through our whistleblower hotline. The allegations primarily related to a series of books and records and expense abuse policy violations at our operations in India. The investigation, which was authorized and supervised by our Audit Committee and performed by outside legal counsel and forensic accountants, found no evidence to support the allegations but identified several compliance issues related to material weaknesses (iii) and (iv) as set out above. Please refer to “Item 15. Controls and Procedures”. We expect that our internal control over financial reporting will continue to evolve as we continue in our efforts to transform our business. Although we are committed to continue to improve our internal control processes and we will continue to diligently and vigorously review our internal control over financial reporting in order to ensure compliance with the Section 404 requirements, any control system, regardless of how well designed, operated and evaluated, can provide only reasonable, not absolute, assurance that its objectives will be met. In addition, successful remediation of the material weaknesses identified as of December 31, 2014 is dependent on our ability to hire and retain qualified employees and consultants and dedicate additional management resources to our remediation efforts. If we are unable to remediate these material weaknesses on an adequate or timely basis, expenses that do not comply with our corporate policies and procedures may be incurred and expose us to additional liability, which may materially and adversely affect our business and results of operations. Additionally, we cannot be certain that in the future additional material weaknesses or significant deficiencies will not exist or otherwise be discovered.

 Risks Relating to Conducting Business in China

Uncertainties with respect to China’s economic, political and social condition, as well as government policies, could adversely affect our business and results of operations.

A significant portion of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. While the PRC economy has experienced significant growth in the past twenty years, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various economic and political policies and laws and regulations to encourage economic development and guide the allocation of resources. Any adverse changes to these policies of the PRC government or the laws and regulations of the PRC, or other factors detrimental to China’s economic development, could have a material adverse effect on the overall economic growth of China, which could adversely affect our business. For example, from time to time, the PRC government implements monetary, credit and other policies or otherwise makes efforts to slow the pace of growth of the PRC economy, which could result in decreased capital expenditures by our end customers in China, reduce their demand for our products, and adversely affect our business and results of operations.

China’s currency exchange control and government restrictions on dividends may impact our ability to transfer funds outside of China.

A significant portion of our business is conducted in China where the currency is the RMB. Regulations in China permit foreign owned entities to freely convert the RMB into foreign currency for transactions that fall under the “current account,” which includes trade related receipts and payments, interest and dividends. Accordingly, our PRC subsidiaries may use RMB to purchase foreign exchange for settlement of such “current account” transactions without pre-approval. However, pursuant to applicable regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In calculating accumulated profits, foreign investment enterprises in China are required to allocate at least 10% of their accumulated profits each year, if any, to find certain reserve funds, including mandated employee benefits funds, unless these reserves have reached 50% of the registered capital of the enterprises.

Transactions other than those that fall under the “current account” and that involve conversion of RMB into foreign currency are classified as “capital account” transactions; examples of “capital account” transaction include repatriations of investment by or loans to foreign owners, or direct equity investments in a foreign entity by a China domiciled entity. “Capital account” transactions require prior approval from China’s State Administration of Foreign Exchange, or SAFE, or its provincial branch to convert a remittance into a foreign currency, such as U.S. dollars, and transmit the foreign currency outside of China.

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

We prepare our financial statements in U.S. dollars, while we conduct a significant portion of our operations in China primarily in RMB. The conversion of financial information using a functional currency of RMB will be subject to risks related to foreign currency exchange rate fluctuations. The value of RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions and supply and demand in local markets. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a managed band based on market supply and demand and by reference to a basket of certain foreign currencies. This change in policy has resulted in an approximate 21% appreciation of the Renminbi against the U.S. dollar between 2005 and 2008. From July 2008 to June 2010, the Renminbi traded within a narrow range against the U.S. dollar. In June 2010, the PRC government indicated that it would make the foreign exchange rate of the RMB more flexible, which increases the possibility of sharp fluctuations of the RMB’s value in the near future and the unpredictability associated with the RMB’s exchange rate. On April 16, 2012, the PRC government widened the daily trading band to 1%. On March 17, 2014, the PRC government further widened the daily trading band to 2% in order to further improve the managed floating Renminbi exchange rate regime based on market supply and demand.

The People’s Bank of China has also introduced a series of measures to facilitate the reform of the Renminbi exchange rate regime, including the introduction of financial derivative products such as currency swaps, the relaxation on Renminbi trading by non-financial institutions and the introduction of market makers, comprising both domestic and foreign banks, for the trading of Renminbi. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in more significant appreciation of the Renminbi against foreign currencies. As we have significant operations in China, any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue, earnings and financial position, and the value of, and any dividends payable on, our ordinary shares in U.S. dollars. For example, to the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

Under the Enterprise Income Tax Law, or the EIT Law, we may be classified as a “resident enterprise” of the PRC, which could result in unfavorable tax consequences to us and to non-PRC shareholders.

Under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a PRC enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. In April 2009, the State Administration of Taxation, or the SAT, released Notice on Issues Relating to Determination of PRC-Controlled Offshore Enterprises as PRC Resident Enterprises Based on “De Facto Management Bodies” Test, or Circular 82. Under Circular 82, a foreign enterprise “controlled by a PRC enterprise or a PRC enterprise group” will be considered as a resident enterprise if all of the following conditions are satisfied: (i) the senior management personnel responsible for its daily operations and the place where the senior management departments discharge their responsibilities are located primarily in the PRC; (ii) its finance and human resources related decisions are made by or are subject to the approval of institutions or personnel located in the PRC; (iii) its major assets, books and records, company seals and minutes of its board of directors and shareholder meetings are located or kept in the PRC; and (iv) senior management personnel or 50% or more of the members of its board of directors with voting power of the enterprise reside in the PRC. On September 1, 2011, the SAT issued the Announcement on Printing and Issuing the Provisional Administrative Regulations of Enterprise Income Taxation of a Foreign Enterprise Controlled by a PRC Enterprise or a PRC Enterprise Group, or Circular 45, to further prescribe the rules concerning the recognition, administration and taxation of a foreign enterprise “controlled by a PRC enterprise or PRC enterprise group.” Because the above-mentioned two circulars were issued to regulate identification of PRC tax resident among companies established overseas and controlled by PRC companies, the criteria set forth in such circulars can only be used for reference purposes in our case. The PRC tax authorities can determine whether or not certain offshore companies shall be deemed as resident enterprises for PRC tax purposes.

If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, the PRC tax authorities could impose a 10% PRC enterprise income tax on dividends we pay to our non-PRC shareholders and gains derived by our non-PRC shareholders from transferring our shares, if the non-PRC shareholders are deemed as “non-resident enterprises” and their income is considered PRC-sourced income by the relevant PRC authorities. Under the applicable tax regulations of the PRC, “non-resident enterprises” means the non-PRC enterprises which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business in the PRC. Circular 45 clarifies that the capital gains derived by the non-resident enterprises from alienation of shares of the foreign-incorporated resident enterprise are considered as China- sourced income. If we were considered a PRC “resident enterprise”, non- resident enterprise holders of our ordinary shares may be subject to enterprise income tax in China at a rate of 10% on the capital gains derived from the transfer of our ordinary shares. It is not clear, however, whether the capital gains derived by the non-resident individuals from the transfer of our ordinary shares will be considered as China-sourced and whether we are obliged to withhold the dividends distributed to our non-resident individual shareholders. In practice, we understand that the PRC tax authorities have not collected the individual income tax from the non-resident individuals.

In addition, if the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, we could be subject to a number of unfavorable PRC tax consequences, including: (a) we could be subject to enterprise income tax at a rate of 25% on our worldwide taxable income, as well as PRC enterprise income tax reporting obligations; under Circular 45, we would be required to file provisional enterprise income tax returns quarterly and complete an annual settlement before May 31 of each year for the preceding year at the in-charge tax bureau; and (b) although under the EIT Law and its implementing rules, dividends paid to us from our PRC subsidiaries through our sub-holding companies may qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to withholding tax. Any increase in the taxation of our PRC-based revenues could materially and adversely affect our business, operating results and financial condition.

PRC regulations establish more complex procedures for acquisitions conducted by foreign investors which could make it more difficult for us to pursue growth through acquisitions.

On August 8, 2006, six PRC regulatory agencies, namely, the PRC Ministry of Commerce, the SASAC, the SAT, the State Administration for Industry and Commerce, the CSRC, and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, which became effective on September 8, 2006. The M&A Rule established new procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. On February 3, 2011, the General Office of the State Council promulgated the Notice on Launching the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Security Review Notice, which became effective on March 6, 2011. The M&A Security Review Notice provides for certain circumstances under which foreign investors’ acquisition of domestic enterprises shall be subject to the security review of the PRC governments. The security review assesses such acquisition’s impact on national security, stable operation of national economy, basic living of the people, and R&D capacity for key technologies related to national security. On August 25, 2011, the Ministry of Commerce of PRC promulgated the Regulation of Ministry of Commerce on Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Security Review Regulation, which became effective on September 1, 2011. The M&A Security Review Regulation stipulates the requirements of application documents and security review procedures of the Ministry of Commerce. In the future, we may grow our business in part by acquiring complementary businesses. Complying with the requirements of the M&A Rule, the M&A Security Review Notice and the M&A Security Review Regulation to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Strengthened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on our acquisition strategy.

In connection with the EIT Law, the Ministry of Finance and SAT jointly issued, on April 30, 2009, the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On December 10, 2009, the SAT issued the Notice on Strengthening the Management on Enterprise Income Tax for Non-resident Enterprises Equity Transfer, or Circular 698. Both Circular 59 and Circular 698 became effective retroactively on January 1, 2008. Under the two circulars, non-PRC-resident enterprises may be subject to income tax on capital gains generated from their transfers of equity interests in PRC resident enterprises. The PRC tax authorities have the discretion under Circular 59 and Circular 698 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of the investment. In addition, by promulgating and implementing the circulars, the PRC tax authorities have strengthened their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC-resident enterprise. For example, Circular 698 specifies that the PRC SAT is entitled to redefine the nature of an equity transfer where offshore vehicles are interposed for tax avoidance purposes and without reasonable commercial purpose.

On February 3, 2015, the SAT issued the Notice on Several Issues regarding Enterprise Income Tax for Indirect Property Transfer by Non-resident Enterprises, or SAT Circular 7, which further specifies the criteria for judging reasonable commercial purpose, and the legal requirements for the voluntary reporting procedures and filing materials in the case of indirect property transfer. SAT Circular 7 has listed several factors to be taken into consideration by tax authorities in determining whether an indirect transfer has a reasonable commercial purpose. However, despite these factors, an indirect transfer satisfying all the following criteria shall be deemed to lack reasonable commercial purpose and be taxable under the PRC laws: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from the PRC taxable properties; (ii) at any time during the one year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries that directly or indirectly hold the PRC taxable properties are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gains derived from the indirect transfer of the PRC taxable properties is lower than the potential PRC tax on the direct transfer of such assets. Nevertheless, the indirect transfer falling into the scope of the safe harbor under SAT Circular 7 may not be subject to PRC tax and such safe harbor includes qualified group restructuring, public market trading and tax treaty exemptions.

Under SAT Circular 7, the entities or individuals obligated to pay the transfer price to the transferor shall be the withholding agent and shall withhold the PRC tax from the transfer price. If the withholding agent fails to do so, the transferor shall report to and pay the PRC tax to the PRC tax authorities. In case neither the withholding agent nor the transferor complies with the obligations under SAT Circular 7, other than imposing penalties such as late payment interest on the transferors, the tax authority may also hold the withholding agent liable and impose a penalty of 50% to 300% of the unpaid tax on the withholding agent, provided that such penalty imposed on the withholding agent may be reduced or waived if the withholding agent has submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with SAT Circular 7.

Since we pursue acquisitions as one of our growth strategies, and have conducted and may conduct acquisitions involving complex corporate structures, the PRC tax authorities may, at their discretion, adjust the capital gains and impose tax return filing obligations on us or request us to submit additional documentation for their review in connection with any of our acquisitions, thus causing us to incur additional acquisition costs.

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

Direct foreign investments are subject to certain restrictions with respect to the operating of telecom, cable and media businesses. Under the “Telecommunications Regulations” issued by the State Council on September 25, 2000 and the “Provisions on Administration of Foreign Invested Telecommunications Enterprises” issued by the State Council on December 11, 2001, amended on September 10, 2008, the shareholding of foreign investors is limited to up to 49% for basic telecom business and is limited to up to 50% for value-added telecom business. Under the “Measures on Administration of Publication of Audio-Visual Programs through Internet or Other Information Network” issued by SAPPRFT on July 6, 2004, the “Administration Measures on Transmitting Business of Radio and Television Programs” issued by SAPPRFT on July 6, 2004, the “Administration Measures on Wireless Transmitting Web of Radio and Television Programs” issued by SAPPRFT on November 15, 2004, the “Administrative Provisions on Internet Audio-visual Program Service” jointly issued by SAPPRFT and MIIT on December 20, 2007, and the related implementing rules of these regulations, foreign investors are prohibited from holding any equity interest in enterprises operating IPTV, iDTV and Internet TV business in the PRC.

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

The SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. According to the Notice on Further Simplify and Improve Administrative Policies Regarding Foreign Direct Investment issued by the SAFE on February 13, 2015, starting from June 1, 2015, all new such registrations (other than make-up registrations) will be handled by the authorized local banks instead of the local SAFE branches.

SAFE Circular 37 was issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75. If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiary may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiary. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions. Each of our directors and major shareholders has completed SAFE registration in connection with our financings and share transfer. However, we cannot compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations.

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

Under the Stock Option Rule, all proceeds obtained by PRC domestic individuals from sales of stock shall be fully remitted back to China after relevant overseas expenses are deducted. The foreign exchange proceeds from these sales can be converted into RMB or transferred to the individual’s foreign exchange savings account after the proceeds have been remitted back to the special foreign exchange account opened at the PRC domestic bank. If the stock option is exercised in a cashless exercise, the PRC domestic individuals are required to remit the proceeds to the special foreign exchange account. The Stock Option Rule does not provide for specific forms of penalties for noncompliance but provides that SAFE may impose penalties in accordance with the Foreign Exchange Administration Regulation, Implementing Rules for Individual Foreign Exchange Regulation and other related PRC regulations under which the penalties for noncompliance with foreign exchange administration rules include fines against both our company and our implicated employees.

On February 15, 2012, SAFE promulgated the Circular on Certain Foreign Exchange Issues Relating to Domestic Individuals’ Participation in Stock Incentive Plan of Overseas Listed Company, or the New Stock Option Rule. Upon the effectiveness of the New Stock Option Rule on February 15, 2012, the Stock Option Rule became void, although the basic requirements and procedures provided under the Stock Option Rule are kept unchanged in the New Stock Option Rule, i.e., the domestic employees participating in a stock incentive plan of an overseas listed company shall appoint the PRC subsidiary of the overseas listed company or a domestic qualified agent to make the registration of the stock incentive plan with SAFE and handle all foreign exchange-related matters of the stock incentive plan through the special bank account approved by SAFE. The New Stock Option Rule clarifies that the domestic subsidiary of an overseas listed company shall include the limited liability company, partnership and the representative office directly or indirectly established by such overseas listed company in China and the domestic employees shall include the directors, supervisors, senior management and other employees of the domestic subsidiary, including the foreign employees of the domestic subsidiary who continuously reside in China for no less than one year.

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

We and our PRC employees who have been granted stock options are subject to the Stock Option Rule and the New Stock Option Rule. In May 2008, UTSC, our former PRC subsidiary, made a filing with SAFE’s Beijing branch as required by the Stock Option Rule for UTSC’s PRC employees who participate in our employee stock option plans and UTSC obtained approval to open a special foreign exchange account at a PRC domestic bank. Subject to the Stock Option Rule, UTSC submitted material amendments of the stock incentive plan for its PRC employees in June 2011. Along with this submission, UTSC, as the domestic subsidiary of our overseas listed company, submitted on behalf of HUTS and CUTS, the materials for the necessary filings for their PRC employees who participate in our employee stock option plan, which was officially accepted by SAFE’s Beijing branch in December 2011, but the final approval was not issued until March 31, 2012 when the New Stock Option Rule became effective. After the effectiveness of the New Stock Option Rule, we do not need to make a new registration for UTSC, HUTS and CUTS, but as required by SAFE, the application materials will have to be adjusted. Before we submitted the adjusted application material to SAFE, we divested our IPTV equipment business in August 2012, and as a result, UTSC is no longer our subsidiary. Therefore, we are required and are currently in the process of making adjustments to the filings with SAFE for HUTS, CUTS and UTStarcom Telecom Co., Ltd, or UTST, another PRC subsidiary of our company. We also shall comply with the requirements applicable to the companies which have completed the registration, including a quarterly update to SAFE, the registration of material amendments to our stock incentive plan and the registration for the foreign employees of our PRC subsidiaries when they continuously reside in China for no less than one year.

The enforcement of the laws on Employment Contracts and other labor-related regulations in the PRC may adversely affect our business and our results of operations.

On June 29, 2007, the National People’s Congress of China enacted the laws on Employment Contracts, or the Employment Contract Law, which became effective on January 1, 2008. The Employment Contract Law established new restrictions and increased costs for employers to dismiss employees, including specific provisions related to fixed-term employment contracts, temporary employment, probation, consultation with the labor union and employee assembly, employment without a contract, dismissal of employees, compensation upon termination and overtime work, and collective bargaining. According to the Employment Contract Law, an employer is obliged to sign a labor contract with an unlimited term with an employee if the employer continues to hire the employee after the expiration of two consecutive fixed-term labor contracts subject to certain conditions or after the employee has worked for the employer for ten consecutive years. The employer also has to pay compensation to an employee if the employer terminates an unlimited-term labor contract. Such compensation is also required when the employer refuses to renew a labor contract that has expired, unless it is the employee who refuses to extend the expired contract or resign. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008 and its Implementation Rules on Paid Annual Leave for Employees, which became effective on September 18, 2008, employees who have served more than one year for an employer are entitled to a paid vacation ranging from 5 to 15 days, depending on their accumulative total length of service. Employers who fail to allow for such vacation time must compensate their employees three times their regular salaries for each vacation day disallowed, unless such employers can provide evidence, such as a copy of a written notice provided to their employees, that suggests the employers made arrangements for their employees to take such annual leaves, but such employees voluntarily waived taking their leaves or such employees waived their right to such vacation days in writing.

Registered public accounting firms in China, including our independent registered public accounting firm, are not inspected by the U.S. Public Company Accounting Oversight Board, which deprives us and our investors of the benefits of such inspection.

Auditors of companies whose shares are registered with the U.S. Securities and Exchange Commission, or the SEC, and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board (the “PCAOB”) and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards applicable to auditors. Our independent registered public accounting firm is located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB, notwithstanding the requirements of U.S. law, is currently unable to conduct inspections without the approval of the Chinese authorities. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

This lack of PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our common stock are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

If additional remedial measures are imposed on the Big Four PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC, we may have difficulties complying with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

In December 2012, the SEC instituted administrative proceedings against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain PRC-based companies that are publicly traded in the United States. On January 22, 2014, the Administrative Law Judge (the “ALJ”) presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit work papers to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months. The Big Four PRC-based accounting firms appealed the ALJ’s initial decision to the SEC. The ALJ’s decision does not take effect unless and until it is endorsed by the SEC.

In February 2015, the four China-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to PRC firms’ audit documents via the China Securities Regulatory Commission, or the CSRC. If future document productions fail to meet specified criteria, the SEC retains the authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure.

While we cannot predict if the SEC will further review the four China-based accounting firms’ compliance with specified criteria or if the results of such a review would result in the SEC imposing penalties such as suspensions or restarting the administrative proceedings, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to the delisting from NASDAQ or the termination of the registration of our common stock under the Exchange Act, or both, which would substantially reduce or effectively terminate the trading of our common stock in the United States.

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

The trading price of our shares has fluctuated significantly since our initial public offering in March 2000. Our share price could be subject to wide fluctuations in the future in response to many events or factors, including those discussed in the preceding risk factors relating to our operations, as well as:

•	actual or anticipated fluctuations in operating results, actual or anticipated gross profit as a percentage of net sales, levels of inventory, our actual or anticipated rate of growth and our actual or anticipated earnings per share;

•	changes in expectations as to future financial performance or changes in financial estimates or buy/sell recommendations of securities analysts;

•	changes in governmental regulations or policies in Japan, China and other countries in which we do business;

•	our, or a competitor’s, announcement of new products, services or technological innovations;

•	changes in our senior management;

•	the operating and stock price performance of other comparable companies;

•	news and commentary emanating from the media, securities analysts or government bodies in China relating to us and to our industry in general;

•	fluctuations in the exchange rates between the Renminbi, the Japanese yen and the U.S. dollar;

•	the operating and share price performance of other comparable companies; and

•	sales or anticipated sales of additional ordinary shares.

General market conditions and domestic or international macroeconomic factors unrelated to our performance may also affect our share price. For these reasons, investors should not rely on recent trends to predict future share prices or financial results. Furthermore, following periods of volatility in a company’s securities, securities class action litigation against a company is sometimes instituted. We have experienced substantial costs and the diversion of management’s time and resources on this type of litigation and may do so in the future.

Some of our shareholders have significant influence over our management and affairs, which they could exercise against the best interests of our shareholders.

Entities affiliated with Shah Capital Management, or collectively, Shah Capital, and E-Town International Holding (Hong Kong) Co. Limited, or E-Town, beneficially owned approximately 28.2% and 10.0%, respectively, of our outstanding shares as of March 31, 2015. E-Town also has the right to designate a member of our board of directors. As a result, Shah Capital and E-Town have the ability to influence all matters submitted to our shareholders for approval, as well as our management and affairs. Matters that could require shareholder approval include:

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

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

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

Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments other than, in certain circumstances, Australian judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re- examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty; and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

We have incurred additional costs as a result of being a public company, which could negatively impact our net income and liquidity.

We are a public company listed in the United States and as such, we have incurred and will continue to incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes- Oxley Act of 2002 and rules and regulations implemented by the SEC and NASDAQ require significantly heightened corporate governance practices for public companies. As a result, we have incurred additional legal, accounting and financial compliance costs and many of our corporate activities have become time-consuming and costly. If we fail to comply with these rules and regulations, we could become the subject of a governmental enforcement action, investors may lose confidence in us and the market price of our ordinary shares could decline.

Our failure to timely file periodic reports with the SEC or satisfy the ongoing NASDAQ listing requirements could result in the delisting of our shares from the NASDAQ, affect the liquidity of our shares and cause us to default on covenants contained in contractual arrangements.

If we are unable to maintain compliance with the conditions for continued listing required by NASDAQ, then our ordinary shares may be subject to delisting from NASDAQ. NASDAQ Listing Rule 5450(a)(1) requires that our shares trade above $1.00 per share. Our shares traded below $1.00 for periods in 2012 and 2013, and on March 15, 2013 we received formal notice from NASDAQ that we were not in compliance with NASDAQ’s Listing Rules. While we returned to full compliance on April 11, 2013, our shares may trade below $1.00 per share again in the future. If our ordinary shares are delisted from NASDAQ, our ordinary shares may not be eligible to trade on any national securities exchange or the over-the-counter market. If our ordinary shares are no longer traded through a market system, their liquidity may be greatly reduced, which could negatively affect their price. In addition, we may be unable to obtain future equity financing, or use our ordinary shares as consideration for mergers or other business combinations. A delisting from NASDAQ may also have other negative implications, including the potential loss of confidence by suppliers, customers and employees, the loss of institutional investor interest, and fewer business development opportunities and could lead to a default under certain of our contractual arrangements.

We believe that we will be treated as a U.S. corporation for U.S. federal income tax purposes.

As discussed more fully under “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation,” we have been treating UTStarcom as a U.S. corporation for all purposes of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). As a result, we will be subject to U.S. federal income tax on our worldwide income. In addition, if UTStarcom pays dividends to a Non-U.S. Holder, as defined in the discussion under the section “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation,” it will be required to withhold U.S. income tax at the rate of 30%, or such lower rate as may be provided in an applicable income tax treaty. Each investor should consult its own tax advisor regarding the U.S. federal income tax position of UTStarcom and the tax consequences of holding our shares.

ITEM 4—INFORMATION ON THE COMPANY

A.	History and Development of the Company

UTStarcom, Inc. was originally incorporated in 1991 as a Delaware corporation. In April 2011, we were incorporated as UTStarcom Holdings Corp. as an exempted company under the laws of the Cayman Islands. On June 24, 2011, we effected the Merger to reorganize the corporate structure of UTStarcom, Inc., and its subsidiaries. The Merger resulted in the shares of common stock of UTStarcom, Inc. being converted into the right to receive an equal number of ordinary shares in our capital, which were issued by us in connection with the Merger. Following the Merger, UTStarcom, Inc. became our wholly-owned subsidiary and we became the parent company of UTStarcom, Inc. and its subsidiaries. The transaction was accounted for as a legal re-organization of entities under common control. See “Item 4. Information on the Company—C. Organizational Structure” for a listing of our subsidiaries. We, together with our subsidiaries, continue to conduct our business in substantially the same manner as was conducted by UTStarcom, Inc. and its subsidiaries.

In July 2012, we announced a number of strategic initiatives, including the divestiture of our IPTV business, which accounted for 44.1% and 15.8% of our net sales in 2011 and 2012, respectively. The divestiture was closed in August 2012. The divested IPTV business became a privately-held unaffiliated standalone company led by Mr. Jack Lu, our former chief executive officer. As part of the transaction, we invested in the IPTV business through a $20 million convertible bond that will be convertible into 33% of the new IPTV business’s common stock in five years. The new IPTV business entered into a brand licensing arrangement with us to ensure business continuity for its customers and business partners. The divestiture served as a means of redeploying capital to support higher return opportunities, particularly in the value-added services area, and accelerated our ongoing transition into a higher growth business. On April 7, 2015, we entered an agreement with UTStarcom Hong Kong Holdings Ltd., our former subsidiary, for the conversion of the $20.0 million convertible bond. Pursuant to the agreement, UTStarcom Hong Kong Holdings Ltd. paid $10.0 million in cash to us as partial payment of the principal of the $20.0 million convertible bond.  The remaining part of the principal and the interest of the convertible bond were converted to 14% of equity interest of UTStarcom Hong Kong Holdings Ltd.

On November 30, 2012, we announced the commencement of a tender offer to purchase up to 8,333,333 of our ordinary shares at a price of $3.60 per share, representing a 30.4% premium to the November 29, 2012 closing price on the NASDAQ Global Select Market of $2.76 per share. On January 10, 2013, we announced that 21,119,182 ordinary shares were properly tendered and we accepted for purchase 8,333,333 of our ordinary shares at a price of $3.60 per share, for an aggregate cost of $30,000,000 excluding fees and expenses relating to the tender offer. Computershare Trust Company, N.A., the depositary for the tender offer, has made all payment for shares validly tendered and accepted for purchase and returned all other shares tendered. The tender offer was completed in the first quarter of 2013.

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

Our ordinary shares are traded on NASDAQ under the same ticker symbol “UTSI,” under which UTStarcom, Inc.’s common stock had previously traded. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our telephone number at this address is +1 (345) 949 8066. Our agent for service of process in the United States is CT Corporation System and its address is 111 Eighth Avenue, New York, NY 10011, USA. Our principal executive offices are located at Level 6, 28 Hennessy Road, Admiralty, Hong Kong. We can be reached by telephone at +86 (571) 8192-8888.

B.	Business Overview

Our core business is providing next generation broadband products, solution and services. As a global telecom infrastructure provider, we focused on delivering innovative carrier-class broadband transport and access (both Wi-Fi and fixed line) products and solutions, optimized for mobile backhaul, metro aggregation, broadband access and Wi-Fi data offloading.

Our broadband products are designed to satisfy customer demand for high speed and cost-effective data, voice and multimedia services. Our broadband technologies enable high-speed voice, video and data access and transport over broadband IP-based networks. The broadband product lines include innovative family of Packet Transport Network (PTN) products based on Multi Protocol Label Switch Transport Profile (MPLS-TP) and Carrier Ethernet (CE) technologies enhanced through in-house SDN platform to support the network evolution, and Multi Services Access Network (MSAN) platform. Wireless broadband access is represented by end-to-end Carrier Wi-Fi solution.

Packet Optical Products

Our packet optical products today include Packet Transport Network (PTN) product line based upon internationally defined optical transmission and networking standards. Our products convert and translate data, video, voice or other traffic into an optical signal that is transmitted over glass fiber. The product platform includes a complete line of network elements from compact metro access boxes to high-performance core devices managed via comprehensive centralized network management system. The products are enhanced through SDN-based orchestration for automated service provisioning and network efficiency optimization.

In October 2009, we announced the debut of our expanded NetRing™ Transport Network, or NetRing™ TN, product portfolio, which combines packet switch, packet optical transport and time/clock synchronization technologies to meet customers’ metro-level networking requirements through support of wide range of protocols, standards and interfaces coupled with highest reliability and carrier-class set of features. The product line is implemented in a complete line of network elements from compact metro access boxes to high- performance core devices, and offers a broad feature set, including network- wide time/clock synchronization, carrier class sub 50ms recovery resiliency, guaranteed Quality Of Service (QoS) and Service Level Agreement (SLA) enforcement, end-to-end multi-layer Operation Administration & Maintenance (OAM), and a wide range of interfaces Ethernet, Time Division Multiplex (TDM), asynchronous transfer mode (ATM), synchronous digital hierarchy (SDH)/synchronous optical network (SONET).

Our NetRing™ TN packet optical transport system is based on the latest Multi Protocol Label Switch Transport Profile (MPLS-TP) and Carrier Ethernet (CE) technologies. It is highly flexible, reliable, scalable and cost- effective and can be deployed for key applications such as carrier mobile backhaul, metro Ethernet services for enterprise and broadband aggregation. It is capable of carrying TDM, ATM, SDN/SONET and Ethernet services seamlessly over a reliable and scalable network, with resiliency at par with traditional SDH networks. It also enables legacy enterprise services over Ethernet, providing ‘wholesale’ connectivity and an alternative for leased lines. In March 2014 we introduced the NetRing™TN765 product, the newest product in the NetRing™ TN packet optical transport product family. The NetRing™TN765 product aims to help operators enhance profitability by extending capacity, throughput and deployment flexibility of MPLS-TP network in the metro aggregation and core segments. It offers enhanced throughput (1Tbps) to support higher aggregation levels, 100 GE interface support and multiple 10GE interfaces for more efficient network deployment. This launch closely follows the August 2013 debut of the TN701, an Ethernet Access Device (EAD), which extends our TN series to the network edge.

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

SDN Platform

In 2014, we launched a major SDN initiative to offer customers a faster and more economical approach to construct networks and cloud-based solutions that significantly upgrade the end-user experience. This dedicated development effort resulted in a suite of products based on Software Defined Network (SDN) technology combined in a family of SOOTM products. UTStarcom’s SOO Network (Software-defined Open packet Optical) solution answers the needs of telecom operators for the next generation intelligent network, helping them to reduce capital expenditures and operating expenses, while enhancing overall network performance, availability and bandwidth efficiency and improving the customer experience. The solution helps to address the challenges related to the rapid growth of mobile and cloud services, media streaming and social networking, as well as fast emergence of new applications and services, which sets new requirements not only for ever-increasing network capacity, but makes it essential for operators to be able to adapt their telecom infrastructure and respond very fast to changing environment. With SOO Network operators gain unprecedented programmability, automation, and network control, which enable them to build highly scalable, flexible networks that readily adapt to changing business needs.

Our implementation of SDN brings a number of benefits to network operators and their customers, including automated operation, e2e service provisioning, rapid services activation and management, faster introduction of value-added services and new business models, better network utilization efficiency on global scale, high level of scalability and flexibility, higher services availability, improved customer experience, reduced TCO, interoperability and multi-vendor support.

The solution consists of 3 major parts:

•	SOO Station – a distributed hierarchical SDN Controller provides a reliable solution for orchestration of abstracted underlying physical network resources, and management of open APIs for vertical integration of applications.

•	SOO Applications – a set of native SOO and 3rd party applications designed to help carriers to optimize and automate network operation, and address customers needs with interactive customer-specific applications.

•	SDN-ized Network Infrastructure – UTStarcom’s SDN-ized optical transport network infrastructure combining carrier-grade features of optical packet transport with all benefits of SOO SDN Technology.

Long-term aim of the solution development is to enable SDN deployment without changes on the existing devices in the infrastructure while supporting multi-technologies and products integration from multi-vendors, ranged from wire-line to wireless, from traffic access to data center, from legacy network to new SDN device, from topology management to service provisioning.

We conducted the proof of concept (PoC) of this new technology, trademarked SOOTM for Software Defined Open Packet Optical Network, with major Tier-1 operators in Tokyo, Japan on May 29-30, 2014. The PoC demonstrated the ability of SOOTM to enable dynamic as well as pre-planned bandwidth on demand provisioning in addition to the provisioning of standard MEF Ethernet services and full Layer 3 IP-VPN service provision.

Carrier Wi-Fi Products

Our Carrier Wi-Fi product line includes a complete carrier-grade solution for a managed wireless access network: Multi-Service Gateway, Network Management System and Wi-Fi Access Points (AP) for carrier and MSO markets and various deployment scenarios including efficient 3G/4G data offloading based on Wi-Fi technology. MSG series products MSG10000, MSG2000 and MSG700C are the world’s first Multi-Service Gateways that combine routing, switching, WLAN gateway and access controller functionality into a unified high-performance system. The products provide centralized network control and configuration management, load balancing, L2/L3 roaming, RF control and many other critical functions. This centralized approach with all-in-one integrated system helps operators to improve TCO. MSG offers extremely high performance required for large scale carrier-grade network deployments, serving up to 12000 DHCP requests per second, 1.2M tunnels and up to 480Gbps aggregated capacity. Fully charged chassis can serve up to 2,640,000 users through up to 120,000 APs. MSG also provides an excellent data offloading solution to 3G/4G mobile network operators, allowing them to optimize operating costs while offering higher bandwidth availability to their subscribers.

We offer today a full range of carrier-grade access points, from entry-level indoor units to advanced high-power outdoor devices to cover different market segments and various deployment scenarios. Our Access Points feature support of the latest 802.11n and 802.11ac standards for the highest performance and stability, dual-band 2.4/5G radios, various mounting options, PoE, variety of authentication methods including EAP-SIM. The latest AP UIA3280 supports 802.11a/b/g/n/ac, 3x3 MIMO and high throughput up to 1.3Gbps. Along with conventional devices we offer LTE-Fi Access Pointss that support wireless (over LTE/3G/4G) backhaul connectivity for easy installation and flexible deployment scenarios including fixed, nomadic and mobile hotspots.

In 2013, we have successful deployed MSG10000 to certain key customers and carried commercial and live traffic.

MSAN Products

MSAN offers a wide range of services including IPTV, High-Speed Internet Access, POTS, ISDN, VoIP, over twisted pair copper and optical fiber. UTStarcom’s iAN Multimedia Network Edge is a leading MSAN platform with accumulated over 40 million lines installed worldwide. The latest iAN platform—iAN1200 series MSAN portfolio which was introduced in 2008 accommodates carrier-grade broadband access, telephony and data service interfaces in a single compact NGN platform, enabling operators to offer value added “Triple Play” and broadband business services and migrate to NGN while maintaining the traditional telephony services. MSAN B1200 product line includes high (iAN B1205E), medium (iAN B1205) and low (iAN B1202) capacity devices that offer the benefit of converged access with an integrated TDM migration, POTS termination, DSL, Media Gateway and Ethernet/ xPON uplinks on the same platform. With newly added Voice over Internet Protocol- large scale Session Initiation Protocol (SIP) gateway with Internet Protocol version 6 (IPv6) support, MSAN B1200 are widely deployed and expended in 2014 and will continue in 2015.

MARKETS AND CUSTOMERS

The table below describes net sales by geographic region for the fiscal years ended December 31, 2014, 2013 and 2012.

	Years Ended December 31,
	2014	% of net sales	2013	% of net sales	2012	% of net sales
	(in thousands, except percentages)
Net Sales by Region
China	$15,465	12%	$6,945	4%	$38,544	21%
India	$37,424	29%	$26,595	16%	$23,992	13%
Japan	$58,999	46%	$93,203	57%	$99,367	53%
Taiwan	$6,706	5%	$13,332	8%	$9,824	5%
Other	$10,826	8%	$24,364	15%	$15,001	8%
	$129,420	100%	$164,439	100%	$186,728	100%

Our products and services are deployed and implemented in regions throughout the world including Asia, Latin America and Europe. In 2012, 2013 and 2014, Japan was our largest market, representing 53.2%, 56.7% and 45.6% of our net sales, respectively. On August 31, 2012, we completed a sale of our IPTV business to an entity founded by our former chief executive officer, which also contributed to the decrease in net sales in China in 2012. Net sales from the China region decreased in 2013 and 2014 due to the divestiture of our IPTV business.

Our key target geographical markets for the deployment of our broadband infrastructure products are Japan, Taiwan and other Asia Pacific regions. We believe these geographical markets provide a significant amount of opportunity going forward given their relatively low broadband penetration rates and strong consumer demand for new broadband services. In addition, in March 2014, we entered into a $24 million contract to support a major network enhancement for one of India's leading telecom service providers, to supply MSAN equipment and support design, engineering and installation in order to upgrade broadband capabilities across a number of large urban centers. We expect such upgrade projects to expand our market share for broadband Internet network equipment in India.

Our customers, typically telecommunications and cable service providers, enable delivery of wireless, wire line and broadband access services including data, voice, and/or television to their subscribers. They include, but are not limited to, local, regional, national and international telecommunications carriers, including broadband, cable, Internet, wire line and wireless providers. Telecommunications and cable service providers typically require extensive proposal review, product certification, test and evaluation and network design and, in most cases, are associated with long sales cycles. Our customers’ networking requirements are influenced by numerous variables, including their size, the number and types of subscribers that they serve, the relative teledensity (the number of phone lines per 100 persons) of the geography served, their subscriber demand for IP communications and access services in the served geography. A significant portion of our net sales is derived from a Japanese customer, Softbank, which is also one of our former shareholders. In 2014, our net sales to Softbank totaled approximately $57.0 million, representing approximately 44 % of our total net sales. We anticipate that our dependence on Softbank will continue for the foreseeable future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We rely on a Japanese customer for a significant portion of our net sales. Any deterioration of our relationship or any interruption to our ongoing collaboration with this customer may significantly harm our business, financial condition and results of operations.”

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

We believe our competitive strengths are derived from three main factors: our ability to introduce and deploy well developed IP-based technologies and products; our reputation for providing a customer-centric business model and solving complex problems; and our market leadership position in China and India along with an important presence in selective key markets across the Asia- Pacific region. By contrast, our competitive disadvantages include our relatively smaller size in terms of revenues, working capital, and financial resources and number of employees as compared to many of our competitors, our lack of history and experience in selling to many of the largest carriers in well-established markets and our lack of consumer brand recognition in markets outside of China and India.

The broadband infrastructure market is subject to intense competition worldwide from numerous global and regional competitors, including some of the world’s largest companies. These companies leverage pricing, payment terms and their pre-existing customer relationships. Specific competitors in this segment include Alcatel-Lucent, ECI Telecom, Huawei Technologies Co., Ltd., Nokia Siemens Networks, Inc. and ZTE Corporation, Inc.

OPERATIONS

Sales, Marketing and Customer Support

We pursue a direct sales and marketing strategy in Japan, India, Taiwan, and South Asia, targeting sales to telecommunications operators and equipment distributors with closely associated customers. We maintain sales and customer support sites in Japan, India and Taiwan. Our customer service operation in Hangzhou, China, serves as both a technical resource and liaison to our product development organization.

We recently opened a new larger Silicon Valley office to enhance our sales and marketing efforts with telecommunications carriers and cable service providers in the United States, a key growth market.

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

RESEARCH AND DEVELOPMENT

We believe it is essential to continue to develop and introduce new and enhanced products if we are to maintain our competitive position. While we use competitive analyses and technology trends as factors in our product development plans, the primary input for new products and product enhancements comes from soliciting and analyzing information about service providers’ needs. Our relationships with the MIIT and individual telecommunications bureaus and our full-service post- sale customer support in China provide our R&D organization with insight into trends and developments in the marketplace. The insights provided from these relationships allow us to develop market-driven products such as MSAN, IPTV and TN. We have been able to cost-effectively hire highly skilled technical employees from a large pool of qualified candidates in China. We also have a development center in India to take advantage of the talent pool available there, and to support our operations in India. Our R&D centers are ISO 9001-2000 certified.

In the past we have made, and expect to continue to make, significant investments in research and development. For the years ended December 31, 2014, 2013 and 2012, our R&D expenses totaled $11.7 million, $14.5 million and $28.1 million, respectively. The decrease in R&D expenses is primarily due to reduced spending in non-core business units and cost reductions resulting from streamlined operations. In July 2014, we opened a new office in San Jose in the U.S. that houses an R&D and product testing laboratory.

INTELLECTUAL PROPERTY

Our ability to compete depends in part on our proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements and licensing arrangements, to establish and protect our proprietary rights. In addition, we have, from time to time, chosen to abandon previously filed applications. Patents may not be issued and any patents issued may not cover the scope of the claims sought in the applications. Additionally, issued patents may be found to be invalid or unenforceable in the courts of those countries where we hold or have filed for such patents or patent applications. Our U.S. patents do not afford any intellectual property protection in China or other international jurisdictions. Additionally, patents that we hold in countries other than the United States do not afford any intellectual property protection in the United States. Please refer to the discussion of risks associated with our intellectual property in “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may be unable to adequately protect against the loss or misappropriation of our intellectual property, which could substantially harm our business.”

SEASONALITY

Although we experience some seasonality typical of the telecommunications industry, such as seasonally weak first quarters, our revenues and earnings have not demonstrated consistent seasonal characteristics. In contrast, our results of operation are generally impacted more significantly by factors such as customer concentration and the timing of revenue recognition.

RAW MATERIALS

We source and purchase components comprising of active and passive electronic parts, mechanical and electrical parts, OEM and third party parts in the open markets from China and overseas. Prices for these component parts typically vary with the global and local supply and demand dynamics as well as raw material price fluctuations. Component part price volatility is also affected by one- off events such as the earthquake in Japan and flooding in Thailand resulting in short-term electronic component and hard drive shortages respectively. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business.”

REGULATIONS

Multiple government bodies are involved in regulating and administering affairs in the telecommunications and information technology industries in China, among which the MIIT, NDRC, SASAC and SAPPRFT play the leading roles. These government agencies have broad discretion and authority over all aspects of the telecommunications and information technology industry in China, including but not limited to, setting the telecommunications tariff structure, granting carrier licenses and frequencies, approving equipment and products, granting product licenses, approving of the form and content of transmitted data, specifying technological standards as well as appointing carrier executives, all of which may impact our ability to do business in China. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Conducting Business in China.”

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

In March 2011, we entered into a non-cancellable lease agreement for our office facilities in Hangzhou, China. Under the terms of this lease agreement, we have leased 21,203 square meters (approximately 0.2 million square feet) of gross floor area above ground of the buildings, including common areas, through July 15, 2016.

We lease approximately 0.3 million square feet of property, of which 0.2 million square feet are properties in China and 0.01 million square feet are properties in North America. We maintain sales and customer support offices in several countries covering the Japan, India, Taiwan and United States,

We believe our facilities are suitable and adequate to meet our current needs.

ITEM 4A—UNRESOLVED STAFF COMMENTS

None.

ITEM 5—OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements for the periods specified and their related notes included in this Annual Report on Form 20-F, as well as “Item 3. Key Information—A. Selected Financial Data.” This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words “expect,” “anticipate,” “intend,” “believe,” or similar language. All forward-looking statements included in this Annual Report are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. In evaluating our business, you should carefully consider the information provided under “Item 3. Key Information—D. Risk Factors.” Actual results could differ materially from those projected in the forward-looking statements. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.	Operating Results

OVERVIEW

We are a global telecom infrastructure provider dedicated to developing technology that will serve the rapidly growing demand for bandwidth from cloud- based services, mobile, streaming and other applications. We work with carriers globally, from Asia to the Americas, to meet this demand through a range of innovative broadband packet optical transport and wireless/fixed-line access products and solutions. We focus on delivering innovative carrier-class broadband transport and access (both Wi-Fi and fixed line) products and solutions, optimized for mobile backhaul, metro aggregation, broadband access and Wi-Fi data offloading. Collectively, our range of solutions is designed to expand and modernize telecommunications networks through smooth network system integration, lower operating costs and increased broadband access. We also provide the carriers with increased revenue opportunities by enhancing their subscribers’ user experience. The majority of our business is based in Japan, China, Taiwan, India and other Asian markets.

We differentiate ourselves with products designed to reduce network complexity, integrate high performance capabilities and allow a simple transition to next generation networks. We design our products to facilitate cost- effective and efficient deployment, maintenance and upgrades.

Our customers can easily integrate our products, which are IP-based, with other industry standard hardware and software. Additionally, we believe we can introduce new features and enhancements that can be cost-effectively added to our customers’ existing networks. IP-based devices can be changed or upgraded in modules, saving our customers the expense of replacing their entire system installation. Our strategic priorities are summarized as follows:

•	Focus primarily on providing a suite of IP-based solutions and broadband products and related services;

•	Maintain our position in Japan and Taiwan while solidifying our presence in selective geographical markets in Asia;

•	Leverage our strong reputation with telecom carriers and cable operators and our ability to solve complex network problems; and

•	Improve our financial position by executing announced restructuring initiatives and reducing operating expense levels.

Divestitures

On August 31, 2012, we completed a sale of our IPTV business to an entity founded by our former CEO, and paid a total consideration of approximately $30.0 million related to the net liabilities transferred. Prior to the sale, the IPTV business accounted for 15.8% of our revenue in 2012 and had negatively contributed to the overall results of our operations.

In connection with the divestiture, we transferred approximately $41.4 million in current assets, $1.2 million in property, plant and equipment and other long term assets and $74.1 million in liabilities, and as a result, we recorded a net loss of $17.5 million during 2012 related to the transaction, which primarily consisted of $13.4 million of severance payments for termination of employees related to the IPTV business or transfer of the IPTV business related employees to the buyer, a write-off of $3.8 million of prepaid VAT no longer receivable due to the disposition, $1.7 million in transaction costs, partially offset by a gain of $1.5 million from the net liability release. We paid the remaining unpaid balance of approximately $0.5 million in April 2013.

As some customers were not willing to assign their contracts to the buyer, we are still the primary obligor for those contracts that were not legally assigned to the buyer. Even though we signed back-to-back contracts to transfer all obligations and associated economic risks and benefits to the buyer, from the customer point of view, we are the sole and only obligor to their contracts. If the buyer fails to fulfil its obligations under the back to back contracts with respect to these un-assigned contracts with us, we are still obligated to fulfil the obligations under the un-assigned contracts with the customers. Therefore, we were not able to derecognize the related liabilities of those un-assigned contracts. Since all of the economic risks and benefits of the unassigned contracts had been transferred to the buyer of the IPTV business, we recorded a portion of the payment made to the buyer at the time of the divestiture as the deferred service cost to offset such liabilities related to those unassigned contracts. As of December 31, 2014, we had both liabilities and deferred costs of $21.5 million related to those unassigned contracts. We will continue to recognize revenue for those unassigned contracts when they meet the revenue recognition criteria. At the same time, we will recognize an equal amount of deferred costs associated with those contracts. Therefore, there will be no gross profit impact from the revenue recognition of those contracts.

On March 22, 2013, we entered into an agreement to divest all of our NGN related assets and liabilities to a third party. Pursuant to the agreement, we recorded $3.2 million in divestiture losses, consisting of $2.7 million of compensation to the buyer for taking over a loss-making business and $0.5 million of severance for the transferred employees, and signing and retention bonuses to incentivize certain key employees to sign employment contracts with the buyer. We have determined that the sale of this product line did not meet the criteria for presentation as a discontinued operation because of the Company’s continuing involvement.

On March 22, 2013, we entered into an agreement to sell our DOCSIS- EOC product line to a third party with a cash consideration of $1.8 million from the buyer. At the date of the transfer, this product was still under the development phase with no customer orders. We received the full amount of $1.8 million during the second and third quarters of 2013 and the same amount of divestiture gain was recorded in the respective periods. The transaction was completed in the third quarter of 2013. The product line is not a reportable segment under, nor an operating segment or reporting unit. Therefore, we determined that the sale of this product line did not meet the criteria for presentation as a discontinued operation.

Investments

In September 2004, we invested $2.0 million in Series A preferred stock of ImmenStar, Inc., or ImmenStar. ImmenStar was a development stage company that designed a chip that was used in our products. This investment was accounted for under the cost method. In February 2007, ImmenStar was acquired by Cortina Systems, Inc., or Cortina. In exchange for our investment in ImmenStar, we received 3.6 million shares of Series D Preferred Convertible Stock of Cortina at $0.837 per share and $1.8 million cash in March 2007, and an additional 0.4 million shares of Series D Preferred Convertible Stock of Cortina at $0.837 per share and $0.2 million cash from escrow during 2008. As a result of the acquisition, we recorded a gain on investment of $2.8 million in other income, net in 2007 and $0.5 million in 2008. We owned approximately 1% interest in Cortina as of December 31, 2013. On July 30, 2014, Cortina was acquired by Inphi Corporation, or Inphi, a public company listed on the New York Stock Exchange. Upon the Merger agreement between Inphi and Cortina, we recorded $1.5 million investment loss in the third quarter of 2014. In exchange for the 1% interest in Cortina, we received 124,395 shares with a par value at $0.001 per share on November 14, 2014. Management assessed the shares and classified the investment as available-for-sale. As of December 31, 2014, the fair value of the shares was $2.3 million, with an unrealized gain of $0.5 million recorded in Other Comprehensive Income. In February of 2015, we sold the 124,395 shares of Inphi stock for total cash consideration of $2.4 million.

In October 2004, we invested $3.0 million in Series D preferred convertible stock of GCT Semiconductor, Inc., or GCT, which designs, develops and markets integrated circuit products for the wireless communications industry. This investment represents approximately a 2% interest in GCT. This investment is accounted for under the cost method. In 2013, we reviewed the carrying value of our investment in GCT Semiconductor including reviewing its cash position, recent financing activities, financing needs, earnings/revenue outlook, operational performance, and competition. Based on this review, we determined that there had been other-than-temporary decline in GCT’s fair value and recorded an impairment charge of $2.2 million for the year ended December 31, 2012. We assessed the fair value of GCT as of December 31, 2014, and concluded that there was no impairment. As of December 31, 2014, the book value of the investment was $0.8 million.

In 2008, we invested $0.5 million into SBI NEO Technology, or SBI, in exchange for approximately 2% of the partnership interest in SBI. The partnership’s investment objective is to invest in unlisted or listed companies in Japan and overseas that are engaged in high growth businesses, including businesses focused on information technology and the environment. In 2010, 2011 and 2012, we contributed an additional $0.7 million, $0.7 million and $0.6 million into SBI, respectively, maintaining a partnership interest of approximately 2% as of December 31, 2014. We concluded that we do not have a controlling interest in SBI as we do not have the power to direct the activities of SBI that most significantly impact the entity’s economic performance, nor do we have any significant influence over SBI, therefore, we account for the investment in SBI using the cost method. In the fourth quarter of 2014, we received $0.1 million from SBI which was recorded as a reduction to offset the SBI investment as of December 31, 2014. During the year of 2014, we assessed the fair value of SBI, and concluded that there was no impairment. As of December 31, 2014, the book value of the investment was $1.6 million.

In December 2010, we invested $2.1 million into ACELAND Investments Limited, or ACELAND. ACELAND is a joint venture entity we formed with ZTE H.K. Limited. The entity’s investment objective is to participate in the investment in Wireless City Planning operated by Softbank to develop XGP business. Pursuant to the investment agreement, in the second quarter of 2011, we extended a shareholder loan to ACELAND in the amount of $7.1 million which could be used by ACELAND to subscribe for Class B Wireless City Planning shares. The shareholder loan was made by all shareholders of ACELAND in proportion to their equity interests in ACELAND. Based on the terms of the loan which make repayment contingent on certain events, we accounted for it as an equity investment. We owned an approximately 35% interest in ACELAND as of December 31, 2013 and account for the investment in ACELAND using the equity method. ACELAND is a holding company and its sole investment is the 5.82% interest of Wireless City Planning, which is a company in the early stage of development, with fair values that vary immaterially from 2013 to 2014. ACELAND did not incur any significant income or losses in 2014, 2013 and 2012. As of December 31, 2014, the book value of the investment was $9.2 million.

On August 31, 2012, we completed the sale of our IPTV business to UTStarcom Hong Kong Holdings Ltd., which is our former subsidiary and is currently owned by Jack Lu, our former Chief Executive Officer. We paid a total consideration of approximately $30.0 million related to the net liabilities transferred. In connection with this transaction, we recorded a net loss of $17.5 million during 2012. On the same day, we purchased a $20.0 million Convertible Bond from UTStarcom Hong Kong Holdings Ltd. The Convertible Bond bears interest at 6.5% per annum and will mature on August 31, 2017. On or prior to the maturity date, if UTStarcom Hong Kong Holdings Ltd. achieves P&L run-rate of breakeven, the $5.0 million of principal of the Convertible Bond will be converted into 8% of the outstanding shares of UTStarcom Hong Kong Holdings Ltd. At the maturity date, we may convert the outstanding principal amount of the Convertible Bond and all accrued and unpaid interest into fully paid and nonassessable ordinary shares of UTStarcom Hong Kong Holdings Ltd. equal to 25% (if 8% of shares specified above are issued) or 33% (if 8% of shares specified above are not issued) of the outstanding shares of UTStarcom Hong Kong Holdings Ltd. or may elect cash payment. The Convertible Bond was classified as available-for- sale securities subject to fair value accounting. According to our assessment, the fair value of the Convertible Bond was approximately $20.2 million as of December 31, 2014. On April 7, 2015, we entered an agreement with UTStarcom Hong Kong Holdings Ltd. for the conversion of the $20 million Convertible Bond. The agreement was effective on April 7, 2015. Pursuant to the agreement, UTStarcom Hong Kong Holdings Ltd. paid $10.0 million in cash to us as partial payment of the principal of the Convertible Bond. The remaining part of the principal and the interest of the Convertible Bond were converted to 14% of equity interest of UTStarcom Hong Kong Holdings Ltd. See Note 6 to our Consolidated Financial Statements included under Item 18 of this Annual Report on Form 20-F.

In November 2012, we invested $8 million in Series B Preferred Stock of AioTV Inc, or AioTV. AioTV stands for “all-in-one TV” and our company is a leading international cloud-based video aggregation and distribution platform. Our investment objective is to obtain access to technology that will support our rollout of subscription-based, value- added media services. We owned a 44% equity interest of AioTV as of December 31, 2013. The preferred stock were classified as available-for-sale securities. AioTV currently cooperates with consumer electronics makers, cable and telecommunications service providers in North America, South America and Europe. During 2014, we assessed the fair value of the investment, and concluded that there was no significant change in fair value relating to this investment, and the book value as of December 31, 2014 was $8 million..

On October 16, 2010, we invested in UiTV Media Inc., or UiTV, (previously known as “iTV Media Inc. or iTV, which changed its name in the fourth quarter of 2014), by entering an Ordinary Shares Purchase Agreement with UiTV and Smart Frontier, the sole shareholder of UiTV, to purchase 5,100,000 ordinary shares at a total price of $10.0 million, which consisted of 51% of UiTV Media’s total shares which were held by Smart Frontier. The purchase price was paid with our ordinary shares, which would be repurchased back in future by us according to the Ordinary Shares Purchase Agreement. Concurrent with entering into the Ordinary Shares Purchase Agreement, we also entered into a Series A Preference Shares Purchase Agreement to purchase from UiTV 9,600,000 Series A Preference Shares for an aggregate cash consideration of $20.0 million. The Purchase Shares and the Series A Preference Shares together constitute 75% of the total shares of UiTV Media, which gave us control over UiTV Media. We recorded this transaction as an acquisition of a business. The transactions closed on November 8, 2010. We issued 4,473,272 (or 1,491,091 after reverse share split) ordinary shares to Smart Frontier with a fair value of $9.8 million based on the market price of our ordinary share as at November 8, 2010 for the purchase price of $10.0 million for the UiTV ordinary shares and made cash payments of $20.0 million to UiTV Media for the purchase of Series A Preference Shares.

On April 15, 2012, the Share Exchange Agreement was entered into by us and the UiTV shareholders to exercise the repurchase right. The transaction was effective on June 4, 2012 and the transfer was completed on June 21, 2012. Upon the execution of the Share Exchange Agreement, 4,473,272 (or 1,491,091 after reverse share split) UTStarcom ordinary shares previously held by Smart Frontier were transferred back to us as treasury shares and the 5,100,000 ordinary shares of Stage Smart Limited previously held by UTStarcom were transferred back to Smart Frontier Holdings Limited. After the repurchase, we decreased our ownership in UiTV from 75% to approximately 49% and reduced its representation on the UiTV board of directors from three to two out of a total of five board seats, which triggered deconsolidation of UiTV from our consolidated financial statements starting from June 21, 2012. Since the remaining Series A Preference Shares of UiTV that we invested in did not qualify as the in-substance common stock due to their substantive liquidation preference, we use the cost method to account for the investment the UiTV Series A preference shares after the deconsolidation.

Starting from December 3, 2012, we started to invest in UiTV’s convertible bonds bearing interest at 6.5% per annum with various maturity dates and subsequently all maturity dates were extended to December 31, 2015. Through December 31, 2014, we have invested $20.0 million in preference shares and $35.1 million in convertible bonds in UiTV Media. The convertible bond is classified as available-for-sale securities subject to fair value accounting.

Due to the additional convertible bond investment and the decreasing fair value of the ordinary shares of UiTV in relation to the total fair value of that company, it was determined the preference shares of UiTV Media owned by us now substantively participated in the risks and rewards of UiTV Media, irrespective of the liquidation preferences, and were considered as in-substance common stock. Therefore, we concluded the equity method criteria had been met and the equity accounting commenced in the first quarter of 2013. As a result, we recorded a total of $5.3 million and $9.6 million in losses for the preferred stock investment in 2014 and 2013, respectively, to reflect our 49% interest in UiTV losses. As of December 31, 2014, the remaining balance in the preferred stock is reduced to zero. After our preferred stock investment in UiTV had been reduced to zero, we started to pick up 100% of UiTV’s losses and applied them against our convertible bond investment balance until the carrying value of the convertible bond investment balance is reduced to zero. Therefore, we additionally recorded a total of $3.6 million in losses for the convertible bond investment in 2014 to reflect the 100% of UiTV remaining losses. After recognizing UiTV’s loss of $3.6 million in 2014 and impairment charges of $2.4 million and $9.1 million in 2014 and 2013, respectively, the convertible bond investments balance was reduced to $20.0 million and classified as long-term investments as of December 31, 2014. If the current controlling shareholder of UiTV is willing to amend certain provisions of the articles of incorporation that will allow the Company, based on its current stockholdings, to obtain control of UiTV, the Company, as its major investor, would provide an additional investment at fair market price to support the continuing operations of UiTV so as to enable it to meet its liabilities as they fall due and carry on its business.

Through December 31, 2014, we have invested $20.0 million in preference shares and $35.1 million in convertible bonds of UiTV Media. If converted, these investments represent approximately 73% of the equity of UiTV Media. Nevertheless, we do not have control over UiTV Media because the founder and CEO of UiTV Media retains the right to elect three of the five board members of UiTV Media unless the voting interests controlled by him fall below 10% of the total voting interests of UiTV Media. As the UiTV Media board of directors has the power to elect or dismiss officers, approve the budget, make strategic decisions and evaluate possible merger and acquisition opportunities of that company, the founder and CEO of UiTV Media controls that company. UiTV Media is considered a Variable Interest Entity because it is thinly capitalized. Management has concluded the founder and CEO of UiTV Media was the primary beneficiary of UiTV Media for the years ended December 31, 2014, and 2013 because he met the power criterion and loss/benefits criterion in accordance with ASC 810-10-25. For the above reasons, we did not consolidate UiTV Media as of and for the years ended December 31, 2014 and 2013.

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

Revenue Recognition

We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectability is reasonable assured. We assess collectability based on a number of factors, including payment history and the credit-worthiness of the customer. We do not request collateral from our customers. In international sales, we may require letters of credit from our customers that can be drawn on demand if the customer defaults on its payment. If we determine that collection of a payment is not reasonably assured, we defer revenue recognition until collection becomes reasonably assured, which is generally upon receipt of cash. If the payment due from the customer is not fixed or determinable due to extended payment terms, revenue is recognized as payments become due and payable by the customer, assuming all other criteria for revenue recognition are met. Any payments received prior to revenue recognition are recorded as customer advances. Normal payment terms differ for various reasons amongst different customer regions, depending upon common business practices for customers within a region. Billing to customers for shipping and handling are recorded as revenues and the associated costs are recorded as costs of revenues. Any expected losses on contracts are recognized when identified on an individual basis in accordance with the prevailing accounting guidance for the respective contract.

In September 2009, the Financial Accounting Standards Board, or FASB, amended the accounting standards for multiple element arrangements to:

(i)	provide updated guidance on how the deliverables in a multiple element arrangement should be separated, and how the consideration should be allocated;

(ii)	allow the use of management’s best estimate of selling prices (BESP) for individual elements of an arrangement when vendor-specific objective evidence (VSOE) of selling price or third-party evidence (TPE) of selling price is not available; and

(iii)	eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method.

In September 2009, the FASB also amended the accounting standards to remove non-software components and software components of tangible products that function together to deliver the product’s essential functionality from the scope of pre-existing software revenue recognition guidance.

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

When a sales arrangement contains multiple deliverable elements, or multiple element arrangements, and software and non-software components function together to deliver the tangible products’ essential functionality, we allocate revenue to each element based on the relative selling price of each element. Under this approach, the selling price of a deliverable is determined by using a selling price hierarchy that requires the use of VSOE of fair value, if available, TPE of selling price if VSOE is not available or management’s BESP if neither VSOE nor TPE is available.

We establish VSOE of selling price using the price charged for a deliverable when sold separately. When we are unable to establish selling price using VSOE, we use management’s BESP in the allocation of arrangement consideration. We typically are not able to determine TPE for our products or services. TPE of selling price is determined by evaluating similar competitor deliverables when sold separately to similarly situated customers. Generally, our products differ from that of our peers, in that our product offerings are directed towards the integration of telecom, broadband and cable television networks and as such, usually entails a significant level of differentiation or customization for our customers such that the comparable pricing of products with similar functionality cannot be obtained. Furthermore, we are unable to reliably determine what similar competitor products’ selling prices are on a stand-alone basis.

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

Final acceptance is required for revenue recognition when installation services are not considered perfunctory. Final acceptance indicates that the customer has fully accepted delivery and installation, if any, of equipment and we are entitled to full payment. We do not recognize revenue before final acceptance is granted by the customer if acceptance is considered substantive to the transaction. The sales contracts we enter into typically include customer acceptance provisions and require the customer to issue a final acceptance certificate to evidence the customer’s acceptance of the products and services. In those circumstances, we are unable to enforce payment terms until after the receipt of the final acceptance certificate because the payment conditions are dependent on the issuance of the final acceptance certificate. Our products are generally deployed within the core network of our telecommunications and cable operations customers. The acceptance terms for the products and services include initial test, on-site testing and trial period. Based on our past experience, the customer’s acceptance process for larger and complex projects may take longer than twelve months. As a result, the customer run prolonged and rigorous tests to ensure our products work seamlessly with the customer’s existing network. Each customer runs its unique tests, as the equipment performance can vary based on how the equipment works in combination with the customer’s other equipment, software and other conditions. Given that there is uncertainty about customer acceptance until the customer completes its internal testing and procedures, we wait until the issuance of the final acceptance certificate to support our assertion that the delivery of products and services has occurred. For significant customer contracts involving larger and complex projects where there is on-site testing at multiple locations and the taking over of product warranty and product title occurs after the acceptance of the products and services, acceptance is substantive to the transaction.

Certain arrangements with multiple deliverables may continue to have stand-alone software deliverables that are subject to the existing software revenue recognition guidance along with non-software deliverables that are subject to the amended revenue accounting guidance. The revenue for these multiple element arrangements is allocated to the stand-alone software deliverables as a group and the non-software deliverables based on the relative selling prices of all of the deliverables in the arrangement using the fair value hierarchy in the amended revenue accounting guidance. For stand-alone software sales after December 31, 2010 and for all transactions entered into prior to the first quarter of 2011, we recognize revenue based on the software revenue recognition guidance. Under the software revenue recognition guidance, we use the residual method to recognize revenue when an arrangement includes one or more elements to be delivered at a future date and VSOE of the fair value of all the undelivered elements exists. VSOE of fair value of each element is based on the price charged when the element is sold separately. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the contract price is recognized as revenue when all other revenue recognition criteria are met. If VSOE of fair value of one or more undelivered elements does not exist, all revenue for delivered and undelivered elements is deferred until delivery of all elements occurs or when VSOE of fair value of the undelivered elements can be established. In some cases we have agreed to give software upgrade rights on a “when and if made available” basis for no additional consideration and for an unspecified period which could extend over the term of the contract. This additional contract obligation is an element of “post- contract support”, or PCS. We have not established VSOE of fair value for such contract element. Accordingly, the revenues from such contracts are recognized ratably over the expected period of PCS, which is generally the term of the contract. In some cases where there is no stated contractual term, revenue is recognized ratably over the estimated period of PCS. We review assumptions regarding the estimated PCS periods on a regular basis. If we determine that it is necessary to revise our estimates of the PCS periods, the amount of revenue recognized over the life of the contract would not be affected. However, to the extent the new assumptions regarding the PCS periods were different from the original assumptions, the contract revenues would be recognized over the remaining expected PCS period.

In connection with the restructuring of the telecommunication industry in China, MIIT announced that PAS services in China would be phased out by January 1, 2012. We still had $13.2 million of deferred revenue associated with unfulfilled contractual obligations for our historical PAS infrastructure contracts as of December 31, 2011. Such amounts were deferred at its VSOE of fair value according to the terms of the contracts. Upon the phasing out of the PAS services as required by the MIIT announcement, we have been taking appropriate actions, such as communicating with our customers regarding the termination of such services, to legally release those obligations. Accordingly, approximately $8.1 million of the deferred revenue had been released in 2012 upon the appropriate legal actions. As of August 31, 2012, the remaining deferred revenue balance associated with PAS was approximately $5.1 million. The remaining balance of $5.1 million was included as part of the divestiture of our IPTV business in August 2012. However, as some customers were not willing to assign their contracts to the buyer, we are still the primary obligor for those contracts that were not legally assigned to the buyer. Even though we signed back-to-back contracts to transfer all obligations and associated economic risks and benefits to the buyer, from the customer point of view, we are the sole and only obligor to their contracts. If the buyer fails to fulfil its obligations under the back-to-back contracts with respect to these un-assigned contracts with us, we are still obligated to fulfil the obligations under the un-assigned contracts with the customers. Therefore, the deferred revenue is still included in our Consolidated Balance Sheet. See Note 3 to our Consolidated Financial Statements included under Item 18 of this Annual Report on Form 20-F.

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

We will recognize gross revenue based on the amount billed to customers, when all revenue recognition criteria have been met for transactions where we are a reseller. For these transactions, we are responsible to fulfill the contracts’ obligations and assume both the general inventory risk as well as the credit risk.

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

On August 31, 2012, we completed the sale of our IPTV business to an entity founded by Mr. Jack Lu, our former Chief Executive Officer, and paid a total consideration of approximately $30.0 million related to the net liabilities transferred. As some customers were not willing to assign their contracts to the buyer, we are still the primary obligor for those contracts that were not legally assigned to the buyer. Even though we signed back-to-back contracts to transfer all obligations and associated economic risks and benefits to the buyer, from the customer point of view, we are the sole and only obligor to their contracts. If the buyer fails to fulfil its obligations under the back-to-back contracts with respect to these un-assigned contracts with us, we are still obligated to fulfil the obligations under the un-assigned contracts with the customers. Therefore, we were not able to derecognize the related liabilities of those un-assigned contracts. Since all of the economic risk and benefits of those unassigned contracts had been transferred to the buyer of the IPTV business, we recorded a portion of the payment made to the buyer at the time of the divestiture as the deferred service cost to offset the remaining liabilities related to those un-assigned contracts. As of December 31, 2014, we had both liabilities and deferred costs of $21.5 million related to those un-assigned contracts.

Because of the nature of doing business in emerging markets, our billings and/or customer payments may not correlate with the contractual payment terms and we generally do not enforce contractual payment terms prior to final acceptance. Accordingly, accounts receivable are not recorded until we recognize the related customer revenue. Advances from customers are recognized when we have collected cash from the customer, prior to recognizing revenue. Deferred revenue is recorded if there are undelivered elements after final acceptance has been obtained. We had current deferred revenue of $26.8 million and $29.1 million, and long-term deferred revenue of $18.3 million and $35.3 million at December 31, 2014 and 2013, respectively. Costs related to deferred revenue are also deferred until revenue is recognized. See “Deferred Costs” below.

Restructuring Liabilities, Litigation and Other Contingencies

We account for our restructuring plans using the guidance provided in ASC 420 “Exit or Disposal Cost Obligations” and ASC 712 “Compensation—Nonretirement Postemployment Benefits”. We account for litigation and contingencies in accordance with ASC 450, “Contingencies”, which requires that we record an estimated loss from a loss contingency when information available prior to issuance of our financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of loss can be reasonably estimated.

Stock-Based Compensation

Stock-based compensation expense for all share-based payment awards granted is determined based on the grant-date fair value. Stock-based compensation expense for restricted stock awards is measured based on the closing fair market value of our ordinary share on the date of grant. Stock-based compensation expense for stock options is estimated at the grant date based on each option’s fair value as calculated by the Black-Scholes option pricing model, or Black-Scholes model. Stock-based compensation is expensed ratably on a straight- line basis over the requisite service period, which is generally the vesting term of the share-based payment awards. The performance-based restricted stock units are subject to the attainment of goals determined by the Compensation Committee of our board of directors. We record the relevant stock-based compensation for the performance-based restricted stock units based on the probability of meeting the performance conditions.

Determining the appropriate fair value model and calculating the fair value of share-based payment awards require the input of subjective assumptions, including the expected term of the share-based payment awards and stock volatility. We estimate an expected term of options granted based on our historical exercise and cancellation data for vested options. We use historical volatility as management believes it is more representative of future stock price trends than implied volatility due to the relatively small number of actively traded options on our ordinary share available to determine implied volatility. The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and compensation expense could be materially different in the future. Because changes in the subjective assumptions can materially affect the estimated value, in management’s opinion, the existing valuation models may not provide an accurate measure of the fair value of our employee stock options. In addition, we are required to estimate the expected forfeiture rate and recognize expense only for those shares expected to vest. If our actual forfeiture rate is materially different from our estimate, the stock-based compensation expense could be significantly different from what we have recorded in the current period.

We account for equity instruments issued to consultants and vendors in exchange for goods and services following the provisions of ASC 505-50, Equity- Based Payments to Non-Employees (Formerly FASB Staff Positions Emerging Issues Task Force Issue No. 96-18 and 00-18). The measurement date for the fair value of the equity instruments issued is determined at the earlier of (i) the date at which a commitment for performance by the consultant or vendor is reached or (ii) the date at which the consultant or vendor’s performance is complete. In the case of equity instruments issued to consultants, the fair value of the equity instrument is recognized over the term of the consulting agreement.

Product Warranty

We provide a warranty on our equipment and terminal sales for a period generally ranging from one to two years from the time of final acceptance. At times, we have entered into arrangements to provide limited warranty services for periods longer than two years. We provide for the expected cost of product warranties at the time that revenue is recognized based on an assessment of past warranty experience and when specific circumstances dictate. We assess the adequacy of our recorded warranty liability every quarter and make adjustments to the liabilities if necessary. Specific warranty accruals are reversed upon the expiration of the warranty period and are recorded as reduction of cost of sales. From time to time, we may be subject to additional costs related to non-standard warranty claims from our customers. If and when this occurs, we estimate additional accruals based on historical experience, communication with our customers and various assumptions that we believe to be reasonable under the circumstances. Such additional warranty accruals are recorded in the period in which the additional costs are identified. See Note 9 to our Consolidated Financial Statements included under Part III, Item 18 of this Annual Report on Form 20-F.

Receivables

Although we evaluate customer credit worthiness prior to a sale, we provide an allowance for doubtful accounts for the estimated loss on trade and notes receivable when collection may no longer be reasonably assured. We assess collectability of receivables based on a number of factors including analysis of creditworthiness, our customer’s historical payment history and current economic conditions, our ability to collect payment and on the length of time an individual receivable balance is outstanding. Our policy for determining the allowance for doubtful accounts includes both specific allowances for balances known to be uncollectible and a formula-based portfolio approach, based on aging of the accounts receivable, as a precursor to a management review of the overall allowance for doubtful accounts. This formula-based approach involves aging of our accounts receivable and applying a percentage based on our historical experience; this approach results in the allowance being computed based on the aging of the receivables. We evaluate the percentages applied to each category of aged accounts receivable periodically based on actual history of write-offs and collections and refine this formula-based approach accordingly for use in future periods. Receivable balances are written off when we have sufficient evidence to prove that they are uncollectible.

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

Deferred costs

Deferred costs consist of product shipped to the customer for which the rights and obligations of ownership have passed to the customer but revenue has not yet been recognized due to prolonged acceptance periods for tests and the existence of undelivered elements, such as post-contract support including software update rights for which we do not have a vendor specific objective evidence of fair value. All deferred costs are stated at cost. Management periodically assesses the recoverability of deferred costs and provides reserves against deferred cost balances when recovery of deferred costs is not probable. Recoverability is evaluated based on various factors including the length of time the product has been held at the customer site, the viability of payment, including assessment of product demand if a revenue sharing arrangement exists and/or the evaluation if a related transaction will result in a gross margin loss. In a loss situation for a transaction, the deferred cost balance is adjusted for impairment equal to the value of the excess of cost over the amount of revenue that will be eventually recognized for the transaction. Revenue and cost of sales are recorded when final acceptance is received from the customer. With greater concentration of product at customer sites under contract with specific or individual customers, the financial conditions of such specific or individual customers may result in increased concentration risk exposure for our inventory. For any post contract support services contracts signed before the Company’s adoption of ASU 09-13 and ASU 09-14, where the related revenue is deferred, due to lack of VSOE for post contract support, the entire related deferred direct costs are classified as a noncurrent asset.

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

We recognize deferred income taxes as the difference between the tax bases of assets and liabilities and their financial statement amounts based on enacted tax rates. Management judgment is required in the assessment of the recoverability of our deferred tax assets based on its assessment of projected taxable income. Numerous factors could affect our results of operations in the future. If there is a significant decline in our future operating results, management’s assessment of the recoverability of our deferred tax assets would need to be revised, and any such adjustment to our deferred tax assets would be charged to income in that period. If necessary, we record a valuation allowance to reduce deferred tax assets to an amount which management believes is more likely than not to be realized. Changes in estimates of taxable income in the future could result in reversal of the valuation allowances which would be credited to income in the year of reversal.

We provide U.S. taxes on foreign undistributed earnings that are not considered to be permanently reinvested outside the United States.

Investments

Our investments consist principally of bank notes, debt and equity securities classified as available for sale and cost and equity investment in privately held companies. The investments in equity securities of privately held companies in which we hold less than 20% voting interest and on which we do not have the ability to exercise significant influence are accounted for under ASC 325, “Investments—Other” using the cost method. Under the cost method, these investments are carried at the lower of cost or fair market value. The investments in equity securities of privately held companies in which we hold at least 20% but less than 50% voting interests, and on which we have the ability to exercise significant influence are accounted for under ASC 323, “Investments—Equity Method and Joint Ventures” using the equity method. Investments in debt securities that are classified as available for sale are measured at fair value in the statement of financial position under ASC 320, “Investments—Debt and Equity Securities”. Unrealized holding gains and losses for available-for-sale securities (including those classified as current assets) will be excluded from earnings and reported in other comprehensive income until realized except as indicated in the following paragraph.

We recognize an impairment charge when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. In making this determination, we review several factors to determine whether the losses are other-than-temporary, including but not limited to: (i) the length of time the investment was in an unrealized loss position, (ii) the extent to which fair value was less than cost, (iii) the financial condition and near term prospects of the issuer, and (iv) our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value.

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

We assessed our investments in convertible bonds of UiTV, and due to the uncertainty that UiTV will be able to receive enough financial support to run its business, along with other factors, we concluded the fair value is less than the book value of the convertible bonds as of December 31, 2014, which will not recover in foreseeable future. In the year ended December 31, 2014 and 2013, we recorded $2.4 million and $9.1 million, respectively, in impairment charges in investment impairments for the convertible bond See Note 6 to our Consolidated Financial Statements included under Item 18 of this Annual Report on Form 20-F for additional discussion.

Impairment of Long-Lived Assets:

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If undiscounted expected future cash flows are less than the carrying value of the assets, an impairment loss is recognized based on the excess of the carrying amount over the fair value of the assets. Long-lived assets that are to be disposed of by sale are measured at the lower of book value or fair value less cost to sell.

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

Since 2012, media operational support services from our video service cloud platform were recorded in the operational support services segment as well.

As previously discussed, we completed the divestiture of our IPTV business in August 2012. However, we have not yet met the requirements for reporting those results as discontinued operations because of our continued involvement in the business. Such continued involvement includes our processing the receipt of revenues and payment of related costs for the IPTV operations.

Net Sales

	Years Ended December 31,
Net Sales by Segment	2014	% of net sales	2013	% of net sales	2012	% of net sales
	(in thousands, except percentages)
Equipment	$105,988	82%	$141,138	86%	$160,688	86%
Services—Equipment Based Services	23,432	18%	23,301	14%	25,784	14%
—Operational Support Services	0	0%	0	0%	256	0%
	$129,420	100%	$164,439	100%	$186,728	100%
Net Sales by Region
China	$15,465	12%	$6,945	4%	$38,544	21%
India	37,424	29%	26,595	16%	23,992	13%
Japan	58,999	46%	93,203	57%	99,367	53%
Taiwan	6,706	5%	13,332	8%	9,824	5%
Other	10,826	8%	24,364	15%	15,001	8%
	$129,420	100%	$164,439	100%	$186,728	100%

Fiscal 2014 vs. 2013

Net sales decreased by 21% to $129.4 million for 2014 compared to $164.4 million for 2013.

Sales from equipment was $106.0 million for 2014, a decrease of $35.2 million compared to $141.1 million for 2013. The decrease was mainly due to (i) a $52.5 million decrease in the revenues from PTN, MSTP and MSAN products due to the slower development of PTN product in Japan and lower market demand for older products of MSTP and MSAN, partially offset by a $15.8 million increase in sales of GEPON, CPE and value-added resell products and (ii) a $2.9 million increase from the unassigned sales contract related to the divested China IPTV business.

Sales from equipment-based services was $23.4 million for 2014, an increase of $0.1 million compared to $23.3 million for 2013, and the change was considered immaterial.

Fiscal 2013 vs. 2012

Net sales decreased by 11.9% to $164.4 million for 2013 compared to $186.7 million for 2012.

Sales from equipment was $141.1 million for 2013, a decrease of $19.6 million compared to $160.7 million for 2012. The decrease was mainly due to (i) a $25.5 million decrease in sales from the IPTV business, which was disposed in August 2012 and had contributed $26.9 million equipment sales in 2012 compared to $1.4 million in 2013 (further discussion of the divestiture can be found in Note 3 to our Consolidated Financial Statements included under Part III, Item 18 of this Annual Report on Form 20-F and (ii) a $17.6 million decrease in the revenues from PTN and MSAN products due to the depreciation of the Japanese Yen against the U.S. dollar, partially offset by a $17.8 million increase in sales of WiFi and value-added resell products.

Sales from equipment-based services was $23.3 million for 2013, a decrease of $2.5 million compared to $25.8 million for 2012, mainly due to a $2.6 million decrease related to the divestiture of the IPTV business as noted above.

Gross Profit

	Years Ended December 31,
Gross profit (loss) by Segment	2014	Gross Profit %	2013	Gross Profit %	2012	Gross Profit %
	(in thousands, except percentages)
Equipment	$21,000	20%	$41,250	29%	$64,835	40%
Services—Equipment Based Services	1,128	5%	(1,030)	(4)%	3,546	14%
—Operational Support Services	0	0%	0	0%	(223)	(87)%
	$22,128	17%	$40,220	24%	$68,158	37%

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

Fiscal 2014 vs. 2013

Gross profit was $22.1 million, or 17.1% of net sales, for 2014, compared to $40.2 million, or 24.4% of net sales, for 2013.

The equipment segment incurred a gross profit of 21.0 million, with a gross profit margin of 20%, for 2014, compared to a gross profit of 41.3 million, with a gross profit margin of 29%, for 2013. The decrease was mainly due to the decreased sales of relatively high margin products, as well as the impact of the depreciation of the JPY against the U.S. dollar.

The equipment-based service segment incurred a gross profit of $1.1 million, or 4.8% of net sales of Equipment Based Services for 2014, compared to gross loss of $1.0 million, or (4.4)%, for 2013, primarily caused by the increase of MSAN related service revenue with higher margins.

Fiscal 2013 vs. 2012

Gross profit was $40.2 million, or 24.4% of net sales, for 2013, compared to $68.2 million, or 36.5% of net sales, for 2012.

The equipment segment incurred a gross profit of 41.3 million, with a gross profit margin of 29%, for 2013, compared to a gross profit of 64.8 million, with a gross profit margin of 40%, for 2012. The decrease was mainly due to (i) a $14.2 million decrease in gross profit from the IPTV business, which we disposed of in August 2012 and (ii) a $12.5 million decrease in gross profit resulting from the decline in sales of relatively high margin PTN and MSAN products mainly caused by the depreciation of the Japanese Yen against the U.S. dollar, which were partially offset by $2.2 million increase in gross profit resulting from increased sales of WiFi and value-added resell products.

The equipment-based service segment incurred a gross loss of $1.0 million, or (4.4)% of net sales of Equipment Based Services for 2013, compared to $3.5 million, or 13.8%, for 2012, primarily caused by a decreased gross margin in MSAN and Gigabit Ethernet Capable Passive Optical Network (“GEPON”) products, mainly due to the depreciation of the Japanese yen against the U.S. dollar.

For additional discussion, see Note 14 entitled “Segment Reporting” to our Consolidated Financial Statements included under Part III, Item 18 of this Annual Report on Form 20-F.

Operating Expenses

We have reclassified the prior year presentation of investment impairment loss to present on a separate line consistent with the 2014 and 2013 presentation in the Consolidated Statements of Operation and Comprehensive Income (Loss). We consider this adjustment immaterial to the Consolidated Statements of Operations and Comprehensive Income (Loss) of 2012.

The following table summarizes our operating expenses:

	Years Ended December 31,
	2014	% of net sales	2013	% of net sales	2012	% of net sales
	(in thousands, except percentages)
Selling, general and administrative	$24,515	19%	$37,626	23%	$52,457	28%
Research and development	11,686	9%	14,520	9%	28,131	15%
Amortization of intangible assets	—	—	—	—	516	—
Restructuring	—	—	—	—	358	—
Net loss (gain) on divestitures	—	—	1,307	1%	16,239	9%
Total operating expenses	$36,201	28%	$53,453	33%	$97,701	52%

Selling, general and administrative expenses, or SG&A, include compensation and benefits, professional fees, sales commissions, provision for doubtful accounts receivable and travel and entertainment costs. Research and development, or R&D, expenses consist primarily of compensation and benefits of employees engaged in research, design and development activities, cost of parts for prototypes, equipment depreciation and third party development expenses. We believe that continued and prudent investment in R&D is critical to our long- term success, and we will aggressively evaluate appropriate investment levels.

SELLING, GENERAL AND ADMINISTRATIVE

Fiscal 2014 vs. 2013

SG&A expenses were $24.5 million for 2014, a decrease of 34.8%, or $13.1 million, as compared to $37.6 million for 2013. The decrease was primarily due to decreases in personnel costs and fixed costs, such as decreased depreciation and rental expenses as a result of our cost reduction efforts related to the early termination of a lease of the Hangzhou facility and decreased legal and accounting expenses.

Fiscal 2013 vs. 2012

SG&A expenses were $37.6 million for 2013, a decrease of 28.4%, or $14.9 million, as compared to $52.5 million for 2012. The decrease was primarily due to the lack of $5.6 million SG&A expenses related to the IPTV business incurred in 2012 that we did not have in 2013 due to its divestment, decreased personnel costs as a result of our restructuring efforts and decreased legal and accounting expenses, which were partially offset by the increased depreciation expenses due to acceleration of depreciation upon early termination of a lease on the Hangzhou facility and expenses related to fixed assets written-off and severance costs as a result of consolidating our Beijing back office functions to our facilities in Hangzhou as part of our cost reduction initiative.

RESEARCH AND DEVELOPMENT

Fiscal 2014 vs. 2013

R&D expenses were $11.7 million in 2014, a decrease of 19.5%, or $2.8 million, compared to $14.5 million in 2013. The decrease was mainly due to a decrease in R&D personnel costs as a result of our cost reduction efforts and reduced outsourced design services, which were partially offset by increased severance costs resulting from our efforts to continuously streamline our operations.

Fiscal 2013 vs. 2012

R&D expenses were $14.5 million in 2013, a decrease of 48.4%, or $13.6 million, compared to 2012. The decrease was mainly due to $7.7 million in R&D expenses related to the IPTV business incurred in 2012 that did not occur in 2013 due to its divestment and a decrease in R&D personnel costs as a result of our restructuring efforts and reduced outsourced design services, which were partially offset by increased severance costs resulting from our efforts to streamline our operations..

STOCK-BASED COMPENSATION EXPENSE

The following table summarizes the stock-based compensation expense in our consolidated statement of operations:

	Years Ended December 31,
	2014	2013	2012
	(in thousands)
Cost of net sales	$60	$7	$107
Selling, general and administrative	2,185	1,597	2,398
Research and development	44	94	476
Total	$2,289	$1,698	$2,981

As of December 31, 2014, there was approximately $3.1 million of total unrecognized compensation cost, as measured, related to unvested stock options and restricted stock and restricted stock units. This cost is expected to be recognized over a weighted-average period of 2.48 years.

Fiscal 2014 vs. 2013

Stock-based compensation expense was $2.3 million in 2014, increasing 34.8%, or $0.6 million, compared to 2013, primarily due to stock-based compensation expense incurred upon the accelerated vesting of awards to our former CFO as part of severance payment package in the third quarter of 2014.

Fiscal 2013 vs. 2012

Stock-based compensation expense was $1.7 million in 2013, decreasing 43.1%, or $1.3 million, compared to 2012, primarily due to $1.3 million of stock-based compensation expenses incurred upon the vesting of awards to our former CEO and head of R&D following the IPTV business divestiture in 2012.

AMORTIZATION OF INTANGIBLE ASSETS

Fiscal 2014 vs. 2013

Amortization of intangible assets was nil in 2014 and 2013. Intangible assets balance was nil as of December 31, 2014 and 2013.

Fiscal 2013 vs. 2012

Amortization of intangible assets was nil in 2013, compared to $0.5 million for 2012. Intangible assets balance was nil as of December 31, 2013 and 2012.

RESTRUCTURING

Fiscal 2014

We did not incur any restructuring costs for 2014.

Fiscal 2013

We did not incur any restructuring costs for 2013.

Fiscal 2012

Restructuring costs for 2012 were approximately $0.4 million, reflecting the completion of our 2009 Restructuring Plan in 2012.

NET LOSS/GAIN ON DIVESTITURES

Fiscal 2014

Net loss on divestitures for 2014 was nil. See Note 3 to our Consolidated Financial Statements included under Part III, Item 18 of this Annual Report on Form 20-F.

Fiscal 2013

Net loss on divestitures for 2013 was $1.3 million, including a divestiture loss of $3.2 million resulting from the divestiture of the Next Generation Network (“NGN”) equipment business, consisting of $2.7 million of compensation to the buyer for taking over a loss-making business and $0.5 million of severance related costs for the transferred employees, signing bonuses and retention bonuses to incentivize certain key employees to sign employment contracts with the buyer, partially offset by gains from divestitures of (i) $1.8 million from the disposal of DOCSIS-EOC product line in 2013, (ii) $0.1 million from subsequent contingent consideration received for the sales of U.S. PDSN assets and (iii) $0.1 million from the IPTV divestiture. See Note 3 to our Consolidated Financial Statements included under Part III, Item 18 of this Annual Report on Form 20-F.

Fiscal 2012

Net loss on divestiture for 2012 was $16.2 million, which was due to the $17.5 million loss recorded as a result of divestiture of IPTV equipment business, offset by $1.3 million gain recorded as a result of the release of deferred gain upon successful assignment of all the remaining obligations associated with China PDSN assets, and the settlement of accruals for EMEA operations and the subsequent contingent consideration received for the sales of US PDSN assets. See Note 3 to our Consolidated Financial Statements included under Part III, Item 18 of this Annual Report on Form 20-F.

OTHER INCOME (EXPENSE)

INTEREST INCOME

Fiscal 2014 vs. 2013

Interest income was $0.6 million and $0.5 million for 2014 and 2013, respectively. The change in interest income for 2014 as compared to 2013 was immaterial.

Fiscal 2013 vs. 2012

Interest income was $0.5 million and $2.6 million for 2013 and 2012, respectively. The decrease in interest income was primarily due to a significant decrease in the average cash balances in interest-bearing deposits in China from 2012 to 2013.

INTEREST EXPENSE

Fiscal 2014 vs. 2013

Interest expense was $0.1 million and $0.2 million for 2014 and 2013. The change in interest expense for 2014 as compared to 2013 was immaterial.

Fiscal 2013 vs. 2012

Interest expense was $0.2 million and $0.2 million for 2013 and 2014. The change in interest expense for 2013 as compared to 2012 was immaterial.

OTHER INCOME (EXPENSE), NET

Fiscal 2014

Other expense, net was $2.2 million for 2014. Other expense, net for 2014 primarily consisted of $2.8 million of ESA loan impairment, and $0.6 million of foreign exchange loss, mainly from the depreciation of the JPY against the U.S. dollar, partially offset by income of $1.0 million resulting from the release of a portion of the reserve related to tax liabilities provided to the buyers of UTStarcom’s subsidiary in Korea due to the expiration of the statute of limitations.

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

Fiscal 2012

Other expense, net was $3.0 million for 2012, primarily consisting of $4.7 million of foreign exchange loss as a result of depreciation of the JPY against the U.S. dollar in 2012, partially offset by income of $1.5 million resulting from the release of a portion of the reserve related to tax liabilities provided to the buyers of UTStarcom’s subsidiary in Korea due to the expiration of the statute of limitations.

INVESTMENT IMPAIRMENT

Fiscal 2014

Investment impairment for 2014 was $3.9 million, decreasing 58.0%, or $5.5 million, compared to 2013. Investment impairment for 2014 reflected the $2.4 million impairment on UiTV convertible bonds, $1.5 million impairment on our investment on Cortina and $0.02 million impairment on our investment in Xalted Networks. Please see Note 6 to our Consolidated Financial Statements included under Part III, Item 18 of this Annual Report on Form 20-F.

Fiscal 2013

Investment impairment for 2013 was $9.4 million, increasing 208.9%, or 6.4 million, compared to 2012. Investment impairment for 2013 reflected the $9.1 million impairment on UiTV convertible bonds, and $0.3 million impairment on our investment in Xalted Networks. Please see Note 6 to our Consolidated Financial Statements included under Part III, Item 18 of this Annual Report on Form 20-F.

Fiscal 2012

Investment impairment for 2012 was $3.0 million, increasing 539.3%, or 2.5 million, compared to 2011. Investment impairment for 2012 reflected the $2.2 million impairment on our investment in GCT SemiConductor and $0.8 million impairment on our investment in Xalted Networks.

EQUITY LOSS

Fiscal 2014

Equity losses from UiTV were $8.9 million for 2014.

We held a controlling interest in UiTV Media from October 2010 to June 2012 and consolidated its results during that period. We lost our controlling interest in UiTV Media when a third party exercised share repurchase rights in June 2012. At that point, we deconsolidated UiTV Media and accounted for the investment using the cost method starting from June 2012, as the preference shares of UiTV Media owned by us were not considered as in-substance common stock.

Starting from December 3, 2012, we started to invest in UiTV’s convertible bonds bearing interest at 6.5% per annum with various maturity dates, and subsequently all maturity date were extended to December 31, 2015. Through December 31, 2014, we had invested $20.0 million in preference shares and $35.1 million in convertible bonds in UiTV Media. The convertible bonds are classified as available-for-sale securities subject to fair value accounting.

Due to the additional convertible bond investment and the decreasing fair value of the ordinary shares of UiTV Media in relation to the total fair value of UiTV Media, we determined that the preference shares of UiTV Media owned by us now substantively participated in the risks and rewards of UiTV Media, irrespective of the liquidation preferences, and were considered as in-substance common stock. Therefore, we concluded that the equity method criteria had been met and commenced equity accounting for UITV Media in the first quarter of 2013. As a result, we recorded a total loss of $5.3 million in the preference shares of UiTV Media in 2014 to reflect the 49% share of UiTV losses, which reduced the remaining balance in the preferred stock to zero as of December 31, 2014. After the preferred stock investment in UiTV Media had been reduced to zero, we started to pick up 100% of UiTV Media’s losses and applied them against the convertible bond investment balance until the carrying value of the convertible bond investment balance is reduced to zero. Therefore, we additionally recorded a total of $3.6 million in losses for the convertible bond investment in 2014 to reflect the 100% of UiTV Media’s remaining losses. After recognizing UiTV Media’s loss of $3.6 million in 2014 and impairment charges of $2.4 million and $9.1 million in 2014 and 2013, respectively, the convertible bond investments balance was reduced to $20.0 million and classified as long-term investments as of December 31, 2014.

Fiscal 2013

Equity losses of an associate were $9.6 million for 2013, due to the losses from our 49% equity investment in UiTV Media.

We held a controlling interest in UiTV Media from October 2010 to June 2012 and consolidated its results during that period. Upon a third party’s exercise of share repurchase rights in June 2012, our investment in UiTV Media decreased to a non-controlling interest in preference shares in UiTV Media. At that point, we deconsolidated UiTV Media and accounted for the investment using the cost method starting from June 2012, as the preference shares of UiTV Media owned by us were not considered as in-substance common stock.

In January 2013, we invested in an additional $5.0 million in convertible bonds issued by UiTV Media. The issuance of these additional convertible bonds triggered a reassessment of the accounting treatment for our investment in the preference shares. Due to the additional convertible bond investment and the decreasing fair value of the ordinary shares of UiTV Media in relation to the total fair value of UiTV Media, we determined that the preference shares of UiTV Media owned by us now substantively participated in the risks and rewards of UiTV Media, irrespective of the liquidation preferences, and were considered as in-substance common stock. Therefore, we concluded that the equity method criteria had been met and equity accounting for UITV Media commenced in the first quarter of 2013. As a result, we recorded a total of $9.6 million in losses for the equity invested in 2013, equivalent to our share of 49% of UiTV Media’s losses for the year. As of December 31, 2013, the remaining balance in the preferred stock is $5.3 million.

In the second quarter of 2013, we further invested in an additional $15.0 million convertible bond issued by UiTV Media with a maturity date of May 31, 2014. In the fourth quarter of 2013, we further invested in an additional $12.1 million convertible bond issued by UiTV Media, of which $5.0 million was invested through cash with a maturity date of August 31, 2014 and $7.1 million through the conversion of outstanding receivables with a maturity date of December 31, 2015. No significant gain or loss was generated from the conversion of receivables to convertible bonds because it was converted at the book value of the receivables. Through December 31, 2013, we have invested $20.0 million in preference shares and $35.1 million convertible bonds in UiTV Media. If converted, these investments represent approximately 73% of the equity of UiTV Media. Nevertheless, we do not have control over UiTV Media because the founder and CEO of UiTV Media retains the right to elect three of the five board members of UiTV Media unless the voting interests controlled by him falls below 10% of the total voting interests of UiTV Media. As UiTV Media’s board of directors has the power to elect or dismiss officers, approve the budget, make strategic decisions and evaluate possible merger and acquisition opportunities for UiTV Media, the founder and CEO of UiTV Media controls it. UiTV Media is considered as a Variable Interest Entity because it is thinly capitalized. Management has concluded the founder and CEO of UiTV Media was the primary beneficiary of UiTV Media for the year ended December 31, 2013, because he has meets the power criterion and loss/benefits criterion in accordance to ASC 81010-25. For the above reasons, we did not consolidate UiTV Media as for the year ended December 31, 2013. After taking $9.1 million impairment charge in 2013, the convertible bond investments balance at December 31, 2013 was $26.0 million. If UiTV Media could not get funding that are more senior than the convertible bonds from other parties, once the preferred shares book value is reduced to zero due to our share of 49% equity losses, we will recognize 100% of UiTV Media’s losses until its convertible bond investment balance has been depleted.

Fiscal 2012

UiTV Media was deconsolidated in June 2012. We consolidated total net losses from UiTV Media of $3.1 million for the period prior to the deconsolidation.

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

For a full reconciliation of our effective tax rate to the U.S. federal statutory rate of 35% and further explanation of our provision for taxes, see Note 13 to our Consolidated Financial Statements included under Part III, Item 18, which is incorporated herein by reference.

Fiscal 2014 vs. 2013

Income tax expense was $1.6 million for 2014, decreasing $0.7 million, or 31.2% compared to 2013. The decrease in income tax expenses in 2014 compared with 2013 was primarily due to the decreased ordinary income in jurisdictions where we have been profitable. Our effective tax rate was -5.6% in 2014, compared to -11.5% in 2013, primarily due to the increase of deferred tax valuation allowance due to more tax losses generated in jurisdictions that are not expected to be recovered.

Fiscal 2013 vs. 2012

Income tax expense was $2.4 million for 2013, with no material change as compared to 2012. Our effective tax rate was −11.5% in 2013, compared to −7.2% in 2012, and we incurred net losses before tax of $20.4 million and $33.2 million in 2013 and 2012, respectively.

Net Income Attributable to UTStarcom Holdings Corp.

As a result of the foregoing, net loss attributable to UTStarcom Holdings Corp. was $30.3 million in 2014 and $22.7 million in 2013, compared to net income attributable to UTStarcom Holdings Corp. of $34.4 million in 2012.

Foreign Currency Risk

See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Rate Risk” for information regarding the impact of foreign currency fluctuations on us.

Government Policies

For information regarding governmental economic, fiscal, monetary or political policies or factors that have materially affected, or could materially affect, our operations or our shareholders’ investments, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Conducting Business in China” and “Item 10. Additional Information—E. Taxation.”

B.	Liquidity and Capital Resources

The following table sets forth a summary of our cash and cash equivalent and bank note balances as of the dates indicated.

	December 31, 2014	December 31, 2013	Change
	(in thousands)
Cash and cash equivalents	$77,824	$107,773	$(29,949)
Bank notes	—	—	—
Total	$77,824	$107,773	$(29,949)

The following table sets forth a summary of our cash flows for the periods indicated:

	Years Ended December 31,
	2014	2013	2012
	(in thousands)
Cash used in operating activities	$(15,612)	$(1,915)	$(25,618)
Cash used in investing activities	(5,776)	(28,890)	(82,748)
Cash used in financing activities	(4,968)	(30,680)	(8,842)
Effect of exchange rate changes on cash and cash equivalents	(3,593)	(10,326)	(4,834)
Net decrease in cash and cash equivalents	$(29,949)	$(71,811)	$(122,042)

Cash and cash equivalents, consisting primarily of bank deposits and money market funds, are recorded at cost which approximates fair value because of the short-term nature of these instruments. As of December 31, 2014, cash and cash equivalents of approximately $14.5 million, $20.3 million and $22.5 million were held by our subsidiaries in China, Japan and the U.S., respectively.

The PRC government imposes currency exchange controls on all cash transfers out of China. Regulations in China permit foreign owned entities to freely convert the RMB into foreign currency for transactions that fall under the “current account,” which includes trade related receipts and payments, interest and dividends. Accordingly, our PRC subsidiaries may use RMB to purchase foreign exchange for settlement of such “current account” transactions without pre- approval. However, pursuant to applicable regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In calculating accumulated profits, foreign investment enterprises in China are required to allocate at least 10% of their accumulated profits each year, if any, to fund certain reserve funds, including mandated employee benefits funds, unless these reserves have reached 50% of the registered capital of the enterprises.

Other transactions that involve conversion of RMB into foreign currency are classified as “capital account” transactions; examples of “capital account” transactions include repatriations of investments by or loans to foreign owners, or direct equity investments in a foreign entity by a China domiciled entity. “Capital account” transactions require prior approval from China’s SAFE or its provincial branch to convert a remittance into a foreign currency, such as U.S. dollars, and transmit the foreign currency outside of China. As a result of these and other restrictions under PRC laws and regulations, our China subsidiaries are restricted in their ability to transfer a portion of their net assets to the parent.

2014 Cash Flows

Net cash used in operating activities during 2014 was $15.6 million. During the year ended December 31, 2014, our operating activities were significantly impacted by the following:

•	Net loss of $30.3 million adjusted by $1.0 million in tax provision reversals, partially offset by non-cash charges, including $2.7 million of depreciation and amortization, $0.2 million of loss on disposal of assets, $8.9 million of loss from equity investment, $3.9 million of investment impairment and $2.3 million in stock based compensation, $2.8 million impairment charge on the ESA Loan, and $0.4 million of deferred income tax benefit, and $0.1 million of gain on CTA recognition from liquidation of subsidiaries.

•	Changes in operating assets and liabilities using net cash of $4.9 million. The use of cash included net $18.8 million for decrease of deferred revenue and deferred cost, $3.4 million for settlement of income tax payable, $5.8 million for settlement of other liabilities as we continue streamlining our operations, $25.8 million from customer advances and $0.8 million for other assets, offset by the cash inflows of $49.6 million from inventories and deferred costs, accounts receivable, and accounts payable.

Net cash used in investing activities during 2014 was $5.8 million, including cash outflows of $1.3 million in purchases of property, plant and equipment, cash outflows of $0.8 million due to costs related to the divestiture of the NGN, cash outflows of $1.1 million in UiTV loan and cash outflows of $3.5 million of changes in restricted cash, partially offset by cash inflows of $0.9 million from the payment of investment interests from SBI and the ESA Loan.

Net cash used in financing activities during 2014 was $5.0 million, including cash outflows of $10.3 million in repurchases of ordinary shares, offset by the cash inflow of $5.3 million from issuance of ordinary shares. See Note 11 to our Consolidated Financial Statements included under Part III, Item 18 of this Annual Report on Form 20-F for additional discussion.

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

Net cash used in investing activities during 2013 was $28.9 million, including cash outflows of $3.8 million in purchases of property, plant and equipment, cash outflows of $2.4 million due to costs related to the divestiture of the NGN, cash outflows of $0.9 million due to a settlement on the disposal of a non-controlling interest in a joint venture, cash outflows of $26.6 million due to additional investment of $25.0 million in UiTV convertible bonds and the extension of a loan of $1.6 million to ESA Cultural Investment (Hong Kong) Limited and cash outflows of $0.5 million due to the divestiture of the IPTV equipment business, partially offset by cash inflows of $2.0 million primarily consisting of costs related to the disposal of the DOCSIS-EOC product line, cash inflows of $0.6 million from the sale of the equity of Bodashutong, cash inflows of $0.4 million from the sale of short term investments and others and $2.2 million of changes in restricted cash.

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

2012 Cash Flows

Net cash used in operating activities during 2012 was $25.6 million. During the year ended December 31, 2012, our operating activities were significantly impacted by the following:

•	Net loss of $35.6 million offset by $1.2 million recovery of doubtful accounts, $2.2 million of deferred income tax benefit, and by changes in net operating assets and liabilities using net cash of $13.7 million, partially offset by non-cash charges including $16.2 million loss from divestitures, $4.0 million of depreciation and amortization, $3.0 million stock-based compensation, $3.0 million in impairment of equity investments and $0.9 million of net loss on disposal of assets.

•	Changes in operating assets and liabilities using net cash of $13.8 million. The use of cash included net $42.0 million for the release of deferred revenue and deferred cost, and $15.5 million for settlement of other liabilities as we continue streamlining our operations, offset by the cash inflows of $43.7 million from other assets, customer advances, accounts payable and income taxes payable.

Net cash used in investing activities during 2012 was $82.7 million, including cash outflow of $56.0 million due to the divestiture of IPTV equipment business, cash outflow of $6.8 million due to deconsolidation of UiTV Media and $15.6 million for purchase of investments, primarily reflecting investments in aioTV and UiTV Media, and one year short term loan to ESA Cultural Investment (Hong Kong) Limited, $5.4 million in purchases of property, plant and equipment, and $1.1 million of changes in restricted cash, partially offset by net cash inflows primarily from the sales of short term investment of $2.0 million and $0.2 million of net proceeds from divestitures of IP Messaging and U.S. PDSN Assets.

Net cash used in financing activities during 2012 consisted primarily of $8.8 million for repurchases of ordinary shares. See Note 11 to our Consolidated Financial Statements included under Part III, Item 18 of this Annual Report on Form 20-F for additional discussion.

Accounts Receivable, Net

Accounts receivable decreased by $6.6 million to $16.7 million as of December 31, 2014 from $23.3 million as of December 31, 2013. As of December 31, 2014, our allowance for doubtful accounts was $10.9 million on gross receivables of $27.6 million. There were no account receivable write-offs in 2014 and 2013.

Inventories and Deferred Costs

The following table summarizes our inventories and deferred costs:

	December 31, 2014	December 31, 2013	Increase/ (Decrease)
	(in thousands)
Inventories:
Raw materials	$4,127	$3,225	$902
Work in process	3,952	1,344	2,608
Finished goods	12,580	18,786	(6,206)
Total inventories	$20,659	$23,355	$(2,696)
Short-term deferred costs	$55,257	$86,723	$(31,446)
Long-term deferred costs	$4,956	$8,539	$(3,583)

Inventories consist of product held at our manufacturing facility and warehouses, as well as finished goods at customer sites for which the customer has taken possession, but based on specific contractual terms, title has not yet passed to the customer. Finished goods at customer sites were approximately $11.6 million and $14.7 million as of December 31, 2014 and 2013, respectively.

There were no significant inventory write-downs in 2014, 2013 and 2012.

Deferred costs consist of product shipped to the customer where the rights and obligations of ownership have passed to the customer, but revenue has not yet been recognized due to prolonged acceptance periods for tests and the existence of undelivered elements, such as post-contract support including software update rights for which we do not have a vendor specific objective evidence of fair value. Given that there is uncertainty about customer acceptance until the customer completes its internal testing and procedures, we wait until the issuance of the final acceptance certificate to support its assertion that the delivery of products and services has occurred. For significant customer contracts involving larger and complex projects where there is on-site testing at multiple locations and the taking over of product warranty and product title occurs after the acceptance of the products and services, acceptance is substantive to the transaction. For certain significant contracts that required us to provide post-contract customer support over a long period of time (for example, seven years) for which we have been unable to establish vendor specific objective of fair value upon delivery of all elements except for post-contract support, we amortize the deferred revenue and related deferred costs of goods sold over the post-contract support period. We assess the recoverability of the deferred cost based on the project status of executed contracts that are in-progress and also their future collectability. Any unrecoverable deferred cost will be written down to the net realizable value in the period when it was determined or justified to be unrecoverable. The deferred cost balance as of December 31, 2014 included a balance of $21.5 million which was related to the divested IPTV equipment business. As customers were unwilling to have customer contracts assigned to the buyer, we are still the primary obligor for most of the contracts. Therefore, we were not able to derecognize the related liabilities of those un-assigned contracts. Since all of the economic risks and benefits of the un-assigned contracts had been transferred to the buyer of the IPTV equipment business, we have recorded a portion of the payment made to the buyer at the time of the divestiture as the deferred cost to offset the remaining liabilities related to those un- assigned contracts. As of December 31, 2013, we had both liabilities and deferred costs of $29.3 million related to those un-assigned contracts.

LIQUIDITY

We recorded a net loss attributable to UTStarcom Holdings Corp. of $30.3 million and operating losses of $14.1 million for the year ended December 31, 2014. We recorded a net loss attributable to UTStarcom Holdings Corp. of $22.7 million and an operating loss of $13.2 million for the year ended December 31, 2013. Our accumulated deficit increased from $1,176.0 million as of December 31, 2013 to $1,206.3 million as of December 31, 2014.

Net cash used in operating activities was $15.6 million in 2014, $1.9 million in 2013, and $25.6 million in 2012. As of December 31, 2014, we had cash and cash equivalents of $77.8 million, of which $14.5 million was held by our subsidiaries in China. The amount of cash available for transfer from the PRC subsidiaries for use by our non-PRC subsidiaries is limited both by the liquidity needs of the subsidiaries in China and by PRC-government mandated limitations including currency exchange controls on transfers of funds outside of China.

Global economies have experienced a significant downturn driven by a financial and credit crisis that will continue to challenge such economies for some period of time. Under the current macroeconomic environment there are significant risks and uncertainties inherent in management’s ability to forecast future results. The operating environment confronting us, both internally and externally, raises significant uncertainties.

Our selling, general and administrative and R&D operating expenses have decreased year over year from 2012 to 2013 and 2014, and management believes the continuing efforts to stream-line operations will enable our fixed cost base to be better aligned with operations, market demand and projected sales levels. If projected sales do not materialize, we will need to take further actions to reduce costs and expenses or explore other cost reduction options.

On July 27, 2012, we announced strategic initiatives to divest our IPTV equipment business, which became a privately-held standalone company. On August 31, 2012, we successfully closed the divestiture of our IPTV business and paid a total consideration of approximately $30.0 million related to the net liabilities transferred and also purchased a convertible bond in the principal amount of $20.0 million issued by the privately-held standalone company. On April 7, 2015, we entered an agreement with UTStarcom Hong Kong Holdings Ltd., our former subsidiary, for the conversion of the $20 million Convertible Bond. The agreement was effective on April 7, 2015. Pursuant to the agreement, UTStarcom Hong Kong Holdings Ltd. paid $10.0 million in cash to us as partial payment of the principal of the Convertible Bond.  The remaining part of the principal and the interest of the Convertible Bond were converted to 14% of equity interest of UTStarcom Hong Kong Holdings Ltd.

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

We have utilized and will continue to utilize the products and services of third parties to enhance our platform of technologies and services to provide competitive and diverse IP-based network solutions to our users. In addition, we plan to continue to expand our technologies, products and services through products and services developed internally. We will seek to continually improve and enhance our existing services to respond to rapidly evolving competitive and technological conditions. For the years ended December 31, 2014, 2013, and 2012, we spent $11.7 million, $14.5 million, and $28.1 million, respectively, on R&D activities. R&D expenses are expensed as incurred.

D.	Trend Information

Although we experience some seasonality typical of the telecommunications industry, such as seasonally weak first quarters, our revenues and earnings have not demonstrated consistent seasonal characteristics.

For a discussion of significant recent trends in our financial condition and results of operations, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

E.	Off-Balance Sheet Commitments and Arrangements

As of and during the year ended December 31, 2014, we had no off balance sheet arrangements.

F.	Contractual Obligations and Other Commercial Commitments

The following table summarizes our significant contractual obligations as of December 31, 2014:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Operating leases	$3,759	$2,455	$1,304	$—	$—
Letters of credit	17,114	13,732	3,382	—	—
Purchase commitments	29,195	22,455	6,740	—	—
Total	$50,068	$38,642	$11,426	$—	$—

Operating leases

We lease certain facilities under non-cancelable operating leases that expire at various dates through 2015 to 2016. In March 2011, we entered into the lease for a R&D and administrative office in Hangzhou, China. The lease became effective on March 7, 2011 and will be terminated in July 2016. In April 2013, we gave up a portion of this leased space and negotiated an early termination to the contract with respect to that portion, and paid $0.1 million in early termination penalties. During 2014, we also gave up a portion of the lease due to its vacancy through the contractual early termination process and $0.1 million was incurred and paid as the penalty. The contractual obligations related to the Hangzhou facility Lease through July 2016 are included in the table above.

Letters of credit

We issue standby letters of credit primarily to support international sales activities outside of China and in support of purchase commitments. When we submit a bid for a sale, often the potential customer will require that we issue a bid bond or a standby letter of credit to demonstrate our commitment through the bid process. In addition, we may be required to issue standby letters of credit as guarantees for advance customer payments upon contract signing or performance guarantees. The standby letters of credit usually expire six to twelve months from date of issuance without being drawn by the beneficiary thereof. As of December 31, 2014, our outstanding letters of credit approximated $17.1 million. These balances are included in the balance of Short-term and Long-term restricted cash.

Purchase commitments

We are obligated to purchase raw materials and work-in-process inventory under various orders from various suppliers, all of which should be fulfilled without adverse consequences material to our operations or financial condition. Purchase commitments in the table above include agreements that are non- cancelable and cancelable without penalty.

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

Uncertain tax positions

As of December 31, 2014, we had $45.4 million of gross unrecognized tax benefits, of which $10.2 million related to tax benefits that, if recognized, would impact the annual effective tax rate. The remaining $35.2 million gross unrecognized tax benefits, if recognized, would impact certain deferred tax assets.

Third party commissions

We record accruals for commissions payable to third parties in the normal course of business. Such commissions are recorded based on the terms of the contracts between us and the third parties and paid pursuant to such contracts. Consistent with our accounting policies, these commissions are recorded as cost of net sales in the period in which the liability is incurred. As of December 31, 2014 and 2013, we had approximately $0.04 million and $0.1 million of such accrued commissions, respectively. Management has performed, and continues to perform, follow-up procedures with respect to these accrued commissions. Upon completion of such follow-up procedures, if the accrued commissions have not been claimed and the statute of limitations, if any, has expired, we will reverse such accruals. Such reversals are recorded in the consolidated statement of Operations and Comprehensive Income (Loss) during the period management determines that the accruals are no longer necessary. During the years ended December 31, 2014, 2013 and 2012, approximately nil, nil and $0.5 million was released to cost of net sales as a result of the expiration of statute of limitations.

India Department of Telecommunication Security and Supply Chain Standards

India’s Department of Telecommunications had required equipment manufacturers to satisfy certain security and supply chain standards to the satisfaction of Indian authorities. We entered into such agreements with several customers in India which establish detailed security and supply chain standards covering products supplied to these telecommunication customers as required by the Indian authorities. These agreements contain significant penalty clauses in the event a security breach is detected related to products we supplied. In May 2011, India’s Department of Telecommunications, or DOT, provided a revised template for these agreements, but we have not executed the revised agreement with our customers. Management is unable to estimate the likelihood or the financial impact of any such potential security breach on our financial position, results of operations, or cash flows. As of December 31, 2014, 2013 and 2012, we have not been subject to any penalty liability related to these agreements, and our management does not believe it is probable to recognize revenue in relation to such contracts because we have not satisfied the security requirements as designated in the agreements. In 2014, 2013 and 2012, there was no revenue recognized in relation to contracts signed after the effective date of the agreements. As of December 31, 2014, deferred revenue and deferred costs related to contracts covered by these security agreements were $11.7 million and $5.7 million, respectively. As of December 31, 2013, deferred revenue and deferred costs related to contracts covered by these security agreements were $10.2 million and $5.3 million, respectively. As of December 31, 2012, deferred revenue and deferred cost related to contracts signed after the effective date of the agreement were $9.8 million and $6.1 million, respectively. We continue to assess the potential impact these agreements may have on the timing of revenue recognition.

G.	Safe Harbor

This Annual Report on Form 20-F contains forward-looking statements regarding future events and our future results that are subject to the safe harbors created under the Securities Act of 1933 and the Securities Exchange Act of 1934. Forward-looking statements are based on current expectations, estimates, forecasts and projections about us, our future performance and the industries in which we operate as well as on our management’s assumptions and beliefs. Such statements relate to, among other things:

•	our business expectations regarding contract awards and telecom carriers;

•	our plan to expand our market position in IP-based and broadband products;

•	our expectations regarding the growth rates and telecom capital expenditure budgets of certain geographic regions;

•	our anticipation regarding the growth of China’s gross domestic product;

•	our plan to grow in certain geographic regions; our expectations regarding growth in certain segments, uncertainties in obtaining future contracts in India; our intention to make significant investment in research and development, or R&D;

•	our expectations regarding the IPTV or Internet TV markets;

•	our plans to allocate resources to Internet TV;

•	our anticipation regarding our new products on the cable market;

•	our expected financial results;

•	our expectations about our efforts to streamline our operations, new accounting pronouncements, liquidity and access to credit facilities and cash in our China subsidiary; sufficiency of liquidity and our ability to obtain funding or sell additional securities;

•	our relationships with suppliers, vendors and clients; our expectation regarding the current economic environment;

•	our expectation regarding the impact of our strategy and the PRC government’s policies on our financial results;

•	changes in our board of directors and management;

•	our expectations regarding litigation and the impact of legal proceedings and claims;

•	our expectations that quarterly operating results will fluctuate from quarter to quarter; our expectations regarding competition and our ability to compete successfully in the markets for our products; our expectations regarding industry trends;

•	our expectations that average selling prices of our products will continue to be subject to significant pricing pressures; our expectations regarding future growth based on market acceptance of our products; our expectations regarding revenue and gross margin; our expectations regarding the growth in business and operations;

•	our expectations regarding our multinational operations; our ability to attract and retain highly skilled employees;

•	our plans regarding the effect of foreign exchange rates; our expectations regarding acquisitions and investments;

•	our continued efforts relating to the protections of our intellectual property, including claims of patent infringement;

•	our expectations regarding future impairment review of our goodwill, intangible assets, and other long-lived assets;

•	our expectations regarding costs of complying with environmental, health and safety laws; our expectations regarding defects in our products;

•	our expectations regarding the effectiveness of our internal control over financial reporting;

•	our estimations regarding stock-based compensation;

•	our plans regarding cash dividends; and our expectations regarding our facilities and the sufficiency of our facilities.

Statements that contain words like “expects,” “anticipates,” “may,” “will,” “targets,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or variations of such words and similar expressions are also forward-looking statements.

Readers are cautioned that these forward-looking statements are only predictions and are subject to risks and uncertainties related to, among other things, our ability to execute on our business plan and implement certain restructuring actions, China’s control of currency exchanges, ongoing litigation, our ability to introduce and deploy IP-based technologies and products, our ability to satisfy certain security and supply chain standards in India, impact of economic and/or political risks in Asia on our customers’ investment decisions, the number of competitors and the composition of competitors, additional warranty expense and inventory reserves, availability of future financing, our ability to manage our resources and other items discussed in Part I, “Item 3. Key Information—D. Risk Factors” of this Annual Report on Form 20-F. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. We do not guarantee future results, and actual results, developments and business decisions may differ from those contemplated by the forward-looking statements. We undertake no obligation to update these forward-looking statements to reflect events or circumstances occurring after the date of this Form 20-F.

ITEM 6—DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information about our directors and executive officers as of the date of this annual report. The business address of all of our directors and executive officers is Unit 7, Level 23, One Island East, 18 Westlands Road, Hong Kong.

Name	Age	Position
William Wong	57	Chief Executive Officer, Director
Min Xu	41	Chief Financial Officer
Himanshu Shah	49	Chairman of Board of Directors
Xiaoping Li	52	Independent Director
Hong Liang Lu	61	Independent Director

Sean Shao	58	Independent Director
Tetsuzo Matsumoto	75	Independent Director

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

Min Xu has served as our Chief Financial Officer since August 12, 2014. Previously, Mr. Xu was a senior equity research analyst at Roth Capital from April 2014 to June 2014. Prior to that, he was an equity research analyst with various firms from May 2007 to April 2014, including Wedbush Securities, Jefferies & Co., Piper Jaffray & Co., and Stanford Group Company. From February 2000 to May 2007, Mr. Xu worked as a technical marketing engineer as well as a senior software engineer with Cisco Systems, Inc. in Research Triangle Park, North Carolina. Mr. Xu received an MBA from The Fuqua School of Business at Duke University in 2005, a Master of Science degree in electrical engineering from Purdue University in 1999, a Master of Science degree in physics from Colorado State University in 1998, and a Bachelor of Science degree in physics from Peking University in 1996.

Himanshu Shah has served as Chairman of the Board since June 20, 2014 and director since November 1, 2013. Mr. Shah is the founder and president of Shah Capital Opportunity Fund LP. Prior to that, Mr. Shah was Vice President and Senior Portfolio Manager at UBS. Mr. Shah receives no compensation for his directorship with our Company. Mr. Shah received his master of business administration degree from the University of Akron and his bachelor of commerce degree from Gujarat University in India.

Xiaoping Li has served as our director since September 7, 2010 and as our Chairman of the Board from August 31, 2012 to June 20, 2014. Mr. Li began working to establish Beijing E Town International Investment and Development Co., Ltd., or BEIID, in October 2008 and since February 2009 when BEIID was formed, Mr. Li has served as its Executive Deputy General Manager and as a member of its board of directors. Mr. Li served as Manager of Beijing Economic—Technological Investment & Development Co., Ltd., an investment company established by the Beijing Municipality, from October 2006 to October 2008. Mr. Li was an Advisor to Ministry of Finance on international finance organization projects from July 2004 to October 2006. Mr. Li was a senior researcher in environmental economics at PRC Academy of Forestry from August 2001 to July 2004. Mr. Li holds a bachelor’s degree in forestry, a master’s degree in forest economics and a doctorate degree in economy and management from Beijing Forestry University.

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

Sean Shao has served as our director since October 2012. Mr. Sean Shao currently serves as (i) independent director and chairman of the audit committees of: LightInTheBox Holdings Co. Ltd., a global e- commerce company listed on NYSE since June 2013; Xueda Education Group, a Chinese personalized tutoring services company listed on NYSE since March 2010; Yongye International, Inc., a Chinese agricultural company listed on NASDAQ since April 2009 and China Biologic Products, Inc., a biopharmaceutical company listed on NASDAQ since July 2008, and (ii) independent director and chairman of the nominating committee of Agria Corporation, a Chinese agricultural company listed on NYSE since November 2008. He served as the chief financial officer of Trina Solar Limited from 2006 to 2008. In addition, Mr. Shao served from 2004 to 2006 as the chief financial officer of ChinaEdu Corporation, an educational service provider, and of Watchdata Technologies Ltd., a Chinese security software company. Prior to that, Mr. Shao worked at Deloitte Touche Tohmatsu CPA Ltd. for approximately a decade. Mr. Shao received his master’s degree in health care administration from the University of California at Los Angeles in 1988 and his bachelor’s degree in art from East China Normal University in 1982. Mr. Shao is a member of the American Institute of Certified Public Accountants.

Tetsuzo Matsumoto has served as our director since November 2014. Mr. Matsumoto currently serves as a senior advisor to Softbank Mobile Corp. and as the CEO of Japan Link Corp. He is also currently a Special Visiting Professor at the Graduate School of Global Business at Meiji University, Japan. Mr. Matsumoto previously served as a board director and Chief Strategy Officer of Softbank Mobile from October 2006 to June 2012. He also represented the company on the board of GSMA ("Global System for Mobile Communications Alliance") for over five years. Prior to that, he served as the President and Chairman of Qualcomm Japan from March 1998 to August 2006 and as a senior vice president of Qualcomm HQ in San Diego from April 2004 to August 2006. Mr. Matsumoto started his career with the Japanese conglomerate Itochu Corporation working from April, 1962 to March, 1996 in various positions in the U.S. and Japan. Mr. Matsumoto received a Bachelor of Law degree from Kyoto University in 1962.

Relationships among Directors or Executive Officers; Right to Nominate Directors

There are no family relationships among any of our directors or executive officers. There are also no arrangements or understandings with any person pursuant to which any of our directors or executive officers were selected, except with respect to the selection of the director nominee designated by BEIID. See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

B.	Compensation

Compensation of Directors and Executive Officers

In 2014, we paid an aggregate of $1.2 million in cash compensation and granted 44,074 restricted shares under our 2006 Plan to our directors and executive officers.

2006 Equity Incentive Plan

On July 21, 2006, our board of directors implemented our 2006 Equity Incentive Plan, or the 2006 Plan. The 2006 Plan provides for the grant of the following types of incentive awards: (i) stock options, (ii) stock appreciation rights, (iii) restricted stock, (iv) restricted stock units, (v) performance shares and performance units, and (vi) other stock or cash awards. Those who are eligible for Awards under the 2006 Plan include employees, directors and consultants who provide services to us and our affiliates. As of December 31, 2014, the number of ordinary shares available for grant under the 2006 Plan was 879,018 As of December 31, 2014, 1,783,638 shares underlying options and restricted stock awards and units were outstanding under the 2006 Plan.

The following table summarizes significant ranges of outstanding and exercisable stock options as of December 31, 2014 (in thousands, except years and share prices):

Range of Exercise Price		Numbers Outstanding as of Dec. 31, 2014	Weighted Average Remaining Contractual Term	Weighted Average Exercise Price	Numbers Exercisable as of Dec. 31, 2014	Weighted Average Exercise Price
$2.70	$2.70	26,666	9.91	$2.70	0	$—
$2.87	$2.87	100,000	9.64	$2.87	0	$—
$2.97	$2.97	26,666	4.83	$2.97	13,332	$2.97
$3.21	$3.21	191,054	4.49	$3.21	104,386	$3.21
$4.17	$6.51	88,236	2.22	$5.28	83,792	$5.34
$8.46	$9.72	40,325	0.54	$9.53	40,325	$9.53
$18.75	$18.75	78,636	1.13	$18.75	78,636	$18.75
$19.83	$24.57	4,786	0.69	$20.60	4,786	$20.60
$26.61	$26.61	116	0.92	$26.61	116	$26.61
$33.21	$33.21	1,730	0.25	$33.21	1,730	$33.21
Total		558,215	4.53	$6.33	327,103	$8.68

As of December 31, 2014, we had total unvested restricted stock awards of approximately 1.5 million shares, with a weighted average grant date fair value of $ 2.9.

C.	Board Practices

Our board of directors currently consists of six directors. We believe that each of the non-executive members of our board of directors is an “independent director” as that term is used in the NASDAQ corporate governance rules.

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

We have a staggered board that is divided into three classes, designated as Class I, consisting of one director, Class II, consisting of three directors, and Class III, consisting of two directors, with no more than one class eligible for reelection at any annual shareholder meeting, or AGM. The terms of our Class I and Class II directors will expire on the date of our next AGM. The terms of our Class III directors will expire on the date of our 2015 AGM, or if no such meeting is held, our next AGM after 2015. Starting with the Class II directors who were elected at our 2011 shareholder meeting, each class of directors will be elected to serve terms of three years. The division of our board of directors into three classes with staggered three year terms may delay or prevent a change of our management or a change in control. For information regarding when each of our current directors became a member of our board of directors, please see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”

Board Committees and Related Functions

The principal standing committees of the board of directors are the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. We have adopted a charter for each of these committees. Each committee’s members and functions are described below.

Audit Committee

Our Audit Committee consists of Xiaoping Li, Hong Liang Lu and Sean Shao, each of whom meets the independence standards of NASDAQ and the SEC. Sean Shao is the Chairman of our Audit Committee. Members of our Audit Committee meet the criteria for “independence” set forth in rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended, and the listing standards of the NASDAQ Stock Market; have not participated in the preparation of the consolidated financial statements of UTStarcom or any of its current subsidiaries at any time during the past three years; and are able to read and understand fundamental financial statements, including a company’s balance sheets, income statements, statement of shareholder’s equity and statements of cash flow. Mr. Shao has been determined by the board of directors to qualify as an “audit committee financial expert” under applicable SEC and NASDAQ rules. The Audit Committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The Audit Committee, among other duties and responsibilities:

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

Compensation Committee

Our Compensation Committee consists of Xiaoping Li, Hong Liang Lu and Sean Shao. Hong Liang Lu is the Chairman of our Compensation Committee. The Compensation Committee, among other duties and responsibilities:

•	approves and oversees the total compensation package for our executives, including their base salaries, incentives, deferred compensation, equity-based compensation, benefits and perquisites;

•	reviews and approves corporate goals and objectives relevant to the compensation of our Chief Executive Officer, or the CEO, evaluate CEO performance, and determine CEO compensation based on this evaluation, (iii) review the CEO’s performance evaluation of all executive officers and approve pay decisions, (iv) review periodically and make recommendations to the board of directors regarding any equity or long-term compensation plans; and

•	administer these plans.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee consists of Xiaoping Li, Tetsuzo Matsumoto and Sean Shao, each of whom meets the independence standards of NASDAQ and the SEC. Xiaoping Li is the Chairman of our Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee’s responsibilities include the selection of director nominees for the Board and the development and annual review of our governance principles. The Nominating and Corporate Governance Committee, among other duties and responsibilities:

•	assists the Board by actively identifying individuals qualified to become Board members;

•	recommends director nominees to the board of directors for election at the next annual meeting of shareholders;

•	recommends chairs and members of each committee to the board of directors;

•	monitors significant developments in the law and practice of corporate governance and of the duties and responsibilities of directors of public companies;

•	leads the board of directors in its annual performance self-evaluation, including establishing criteria to be used in connection with such evaluation;

•	reviews Board compensation and recommends to the board of directors any changes in Board compensation;

•	oversees compliance with our Code of Business Conduct and Ethics; and

•	develops and recommends to the Board and administers our corporate governance guidelines.

Duties of Directors

In summary, our directors and officers owe the following fiduciary duties under Cayman Islands law:

•	duty to act in good faith in what the directors believe to be in the best interests of our company as a whole;

•	duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

•	directors should not properly fetter the exercise of future discretion;

•	duty to exercise powers fairly as between different sections of shareholders;

•	duty not to put themselves in a position in which there is a conflict between their duty to our company and their personal interests; and

•	duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as “a reasonably diligent person” having both:

•	the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to our company; and

•	the general knowledge skill and experience which that director has.

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

Shareholder Suits

Our Cayman Islands counsel is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting, or proposing to act, illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or

•	those who control our company are perpetrating a “fraud on the minority.”

Our shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers that generally require that we indemnify and hold an indemnitee harmless to the fullest extent permitted by law for liabilities arising out of the indemnitee’s current or past association with us, any of our subsidiaries or another entity where he or she is or was serving at our request as a director or officer or in a similar capacity that involves services with respect to any employee benefit plan.

D.	Employees

As of December 31, 2014, we had approximately 562 full-time employees worldwide. From time to time, we also employ part-time employees and hire contractors. Our employees are not represented by any collective bargaining agreement and we have never experienced a work stoppage. We believe that we have good employee relations. We have adopted a series of restructuring initiatives targeted at returning us to profitability, as a result of which, we reduced our headcount by 215 from 822 in 2012 to approximately 607 in 2013, and approximately 562 in 2014.

The following table sets forth information regarding our staff as of December 31, 2014:

Manufacturing and supply chain	154
Research and development	213
Marketing, sales and support	117
Administration and other support	78
Total	562

E.	Share Ownership

The following table sets forth certain information with respect to beneficial ownership of our ordinary shares as of March 31, 2015 by:

•	Each current director;

•	Each current executive officer;

•	All of our current directors and executive officers as a group; and

•	Each person who is known to us to beneficially own more than 5% of our ordinary shares.

The percentage of shares beneficially owned and votes held by each listed person is based upon 37,864,553 ordinary shares outstanding as of March 31, 2015 together with options that are exercisable within 60 days from March 31, 2015 and shares issuable upon vesting of restricted shares within 60 days from March 31, 2015 for each shareholder. Beneficial ownership is determined in accordance with the rules of the SEC.

Name and Address of Beneficial Owner(1)	Shares Beneficially Owned(2)	Percent of Total Outstanding(2)
Directors and Executive Officers
William Wong	*	*
Xiaoping Li	—	—
Min Xu	*	*
Hong Liang Lu(3)	1,161,569	3.0%
Sean Shao	*	*
Tetsuzo Matsumoto	*	*
Himanshu Shah	10,703,312	28.2%
All current directors and executive officers as a group	12,328,797	32.6%
Principal Shareholders
Entities affiliated with Himanshu Shah and Shah Capital Management(4)	10,703,312	28.2%
E-Town International Holding (Hong Kong) Co. Limited(5)	3,787,878	10.0%
Invex Operadora. S.A.de.c.v.socidede Operadora de Sociedades de Inversion	2,730,459	7.2%
Dasan Networks,Inc.	2,021,700	5.3%

*	Less than 1%

(1)	Unless otherwise indicated, the address for all beneficial owners is c/o Building No. 3, Letel Hi-Tech Park #500, Binjiang District, Hangzhou, P.R. China.

(2)	The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of March 31, 2015. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. Shares subject to options which are exercisable within 60 days of March 31, 2015 and shares underlying restricted share units that will vest within 60 days of March 31, 2015 are deemed to be outstanding and to be beneficially owned by the person holding such options or restricted share units for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. The number of shares beneficially owned has been adjusted to reflect our one-for-three reverse splits effected on March 21, 2013.

(3)	Includes (i) 761,064 Ordinary Shares, (ii) 181,704 Ordinary Shares over which Mr. Lu and his spouse, Lucy Lu, share voting and dispositive power, (iii) 26,925 Ordinary Shares registered in the name of Lu Charitable Remainder Trust, of which Mr. Lu is the trustee, (iv) 16,408 Ordinary Shares registered in the name of the Lu Family Trust, of which Mr. Lu is a trustee and of which Mr. Lu and his spouse are beneficiaries, (v) 76,333 Ordinary Shares registered in the name of The Lu Family Limited Partnership, of which Mr. Lu is a general partner, and (vi) 99,135 Ordinary Shares issuable upon exercise of options held by Mr. Lu that are exercisable currently or within 60 days of March 31, 2015.

(4)	Includes 10,171,478 ordinary shares managed by Shah Capital and deemed to be owned beneficially by Shah Capital solely as a result of its discretionary power over such shares as investment adviser for separately managed accounts and as investment manager of Shah Capital Opportunity Fund LP, and 531,834 ordinary shares over which Himanshu H. Shah holds sole voting and dispositive power. The address of the principal business office of Shah Capital and Shah Capital Opportunity Fund L.P. is 8601 Six Forks Road, Suite 630, Raleigh, NC 27615.

(5)	Information based on Schedule 13D, Amendment No. 1, jointly filed with the SEC on October 1, 2010 by E-Town and BEIID. As the parent company of E-Town, BEIID has the power to direct the vote of the 11,363,636 (or 3,787,878 after reverse share split) shares and the disposition of the shares of 11,363,636 (or 3,787,878 after reverse share split) held by E-Town. The address of the principal business office of BEIID and E-Town is 6F Bldg 61 No.2 Jing Yuan North Street, BDA, Daxing District, Beijing, PRC.

None of the shareholders known by us to beneficially own 5% or more of our outstanding shares as of March 31, 2015, have voting rights that are different from the voting rights of our other shareholders.

To our knowledge, except as disclosed above, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal person or persons, severally or jointly.

To our knowledge, there are no arrangements the operation of which may at a subsequent date result in us undergoing a change in control.

As of March 31, 2015, our directors and executive officers held options to purchase an aggregate of 598,320 ordinary shares under our existing equity incentive plans. The per share exercise prices of these options held by our directors and executive officers range from $2.7 to $112.38, and the expiration dates of such options range from September 30, 2017 to November 28, 2024. In addition, as of March 31, 2015, our directors and executive officers held 428,755 restricted shares, 771,331 restricted share units and 180,000 performance stock units issuable upon vesting.

ITEM 7—MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

We recognize revenue with respect to sales of telecommunications equipment to affiliates of Softbank, a former shareholder of our Company. Softbank offers broad band-access service throughout Japan, which is marketed under the name “YAHOO! BB.” We support Softbank’s ADSL service through sales of our MSAN product. In addition, we also support the building of Softbank’s optical transmission network through the sales of our PTN product.

During 2014, 2013 and 2012, we recognized revenue of $57.0 million, $90.3 million and $92.0 million, respectively, for sales of telecommunications equipment and services to affiliates of Softbank. We included in accounts receivable as of December 31, 2014, 2013 and 2012 of $10.8 million, $19.0 million and $12.1 million, respectively, related to these transactions. Amounts due to Softbank included in accounts payable were nil, nil and nil as of December 31, 2014, 2013 and 2012, respectively.

Sales to Softbank include a three-year service period and a penalty clause if product failure rates exceed a certain level over a seven year period. As of December 31, 2014, 2013 and 2012, the customer advance balance related to Softbank agreements was $0.6 million, $3.1 million and $4.7 million, respectively. The current deferred revenue balance related to Softbank was $1.0 million, $2.0 million and $6.5 million as of December 31, 2014, 2013 and 2012, respectively. As of December 31, 2014, 2013 and 2012, the noncurrent deferred revenue balance related to Softbank was $3.5 million, $3.8 million and $4.6 million, respectively.

As discussed in Note 6 to our Consolidated Financial Statements included under Item 18 of this Annual Report on Form 20-F, we have a $1.6 million investment in SBI. Affiliates of Softbank have a controlling interest in SBI.

On January 17, 2014, Softbank sold its entire stake in our company, consisting of 4,883,875 ordinary shares. We repurchased 3,883,875 ordinary shares, and Shah Capital Opportunity Fund LP, one of our shareholders, purchased 1,000,000 ordinary shares, for a price of $2.54 per ordinary share.

On March 11, 2014, we issued and sold 2,000,000 of our ordinary shares to Shah Capital Opportunity Fund LP, one of our shareholders, for a price of $2.67 per ordinary share.

Subsequent to the completion of BEIID investment on September 7, 2010, one of the Company’s new directors also served as a director for Yellowstone Investment Advisory Ltd, or Yellowstone. During the years of 2014, 2013 and 2012, the Company paid approximately Nil, Nil and $1.8 million, respectively, for consulting services provided by Yellowstone.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8—FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” for our audited consolidated financial statements filed as part of this Annual Report on Form 20-F.

Legal Proceedings

Governmental Investigations

In December 2005, the U.S. Embassy in Mongolia informed us that it had forwarded to the Department of Justice, or the DOJ, allegations that an agent of our Mongolia joint venture had offered payments to a Mongolian government official in possible violation of the Foreign Corrupt Practices Act, or the FCPA. We, through our Audit Committee, authorized an independent investigation into possible violations of the FCPA, and we have been in contact with the DOJ and the SEC regarding the investigation. The investigation identified possible FCPA violations in Mongolia, Southeast Asia, India, and China, as well as possible violations of U.S. immigration laws. The DOJ requested that we voluntarily produce documents related to the investigation, the SEC subpoenaed us for documents, and we received a Grand Jury Subpoena requiring the production of documents related to one aspect of the DOJ investigation, that is, travel we had sponsored. We have resolved the investigations with the DOJ and the SEC. On December 31, 2009, as part of the resolution of these investigations, we executed a consent pursuant to which, without admitting or denying the SEC’s allegations, we agreed to a judgment in favor of the SEC of $1.5 million, and agreed to certain reporting obligations for up to four years. The SEC approved that resolution. On April 14, 2010, the United States District Court for the Northern District of California entered a judgment incorporating the terms of that consent. On December 31, 2009, we entered into a non-prosecution agreement with the DOJ, pursuant to which we have paid an additional $1.5 million and agreed to undertake a three-year reporting obligation and to review and, where appropriate, strengthen our compliance, bookkeeping and internal controls standards and procedures. Under the non-prosecution agreement, subject to compliance with its terms, the DOJ has agreed not to criminally prosecute us for crimes (other than criminal tax violations) relating to certain travel arrangements we provided to customers in China. We submitted our first reports to the DOJ and SEC on May 1, 2010, our second reports to the DOJ and SEC on April 29, 2011 and our third reports to the DOJ and SEC on April 26, 2012. Our last reports submitted to the DOJ and SEC were on May 1, 2013 and April 30, 2013, respectively.

Other Litigation

We are a party to other litigation matters and claims that are normal in the course of operations, and while the results of such litigation matters and claims cannot be predicted with certainty, we believe that the final outcome of such matters will not have a material adverse impact on our financial position, results of operations or cash flows.

Dividend Policy

To date, we have not paid any cash dividends on our ordinary shares. We currently anticipate that we will retain any available funds to finance the growth and operation of our business and we do not anticipate paying any cash dividends in the foreseeable future. Certain present or future agreements may limit or prevent the payment of dividends on our ordinary shares. Additionally, our cash held in countries outside the United States may be subject to certain control limitations or repatriation requirements, limiting our ability to use this cash to pay dividends. Please refer to the discussion in “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

B.	Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this Annual Report on Form 20-F.

ITEM 9—THE OFFER AND LISTING

A.	Offer and Listing Details

The following table sets forth the highest and lowest sale prices per share of our ordinary shares following the Merger and of UTStarcom, Inc.’s common stock prior to the Merger, as reported on NASDAQ for the periods indicated. The sale prices per share set forth below have been adjusted to reflected our one-for-three reverse share split effected on March 21, 2013.

	High	Low
Annual highs and lows
2010	$9.78	$4.95
2011	$8.76	$2.64
2012	$4.98	$2.10
2013	$3.51	$2.05
2014	$3.58	$2.42
Quarterly highs and lows
Second Quarter 2013	$2.98	$2.58
Third Quarter 2013	$2.80	$2.52
Fourth Quarter 2013	$3.04	$2.26
First Quarter 2014	$2.80	$2.47
Second Quarter 2014	$3.10	$2.42
Third Quarter 2014	$3.58	$2.70
Fourth Quarter 2014	$3.04	$2.48
First Quarter 2015	$3.06	$2.33
Monthly highs and lows
November 2014	$2.81	$2.48
December 2014	$2.95	$2.51
January 2015	$3.06	$2.57
February 2015	$2.89	$2.51
March 2015	$2.88	$2.33
April 2015	$2.73	$2.47
May 2015 (through May 18)	$2.58	$1.60

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares are traded on NASDAQ under the ticker symbol “UTSI,” under which UTStarcom, Inc.’s common stock had previously traded since its initial public offering on March 2, 2000.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10—ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Our amended and restated memorandum and articles of association, as amended, are filed herein with this Annual Report on 20-F as Exhibit 1.1.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this Annual Report on 20-F.

D.	Exchange Controls

China’s government imposes control over the convertibility of RMB into foreign currencies. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates announced by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximate 21% appreciation of the Renminbi against the U.S. dollar between 2005 and 2008. From July 2008 to June 2010, the Renminbi traded within a narrow range against the U.S. dollar. In June 2010, the PRC government indicated that it would make the foreign exchange rate of the RMB more flexible, which increases the possibility of sharp fluctuations of the RMB’s value in the near future and the unpredictability associated with the RMB’s exchange rate. On April 16, 2012, the PRC government widened the daily trading band to 1%. On March 17, 2014 the PRC government further widened the daily trading band to 2% in order to further improve the managed floating Renminbi exchange rate regime based on market supply and demand. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

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

Currently, foreign investment enterprises are required to apply to the SAFE for “foreign exchange registration certificates for foreign investment enterprises” (which are currently in the form of IC cards and are granted to foreign investment enterprises, upon fulfilling specified conditions and which are subject to review and renewal by the SAFE on an annual basis). With such foreign exchange registration certificates and required underlying transaction documents, or with approval documents from the SAFE if the transactions are under capital account (which are obtained on a transaction-by-transaction basis), foreign-invested enterprises may enter into foreign exchange transactions at banks authorized to conduct foreign exchange business to obtain foreign exchange for their needs.

E.	Taxation

The following summary of the material Cayman Islands, People’s Republic of China and United States federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report on Form 20-F, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws.

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

People’s Republic of China Taxation

The New EIT Law, and the implementation regulations for the New EIT Law issued by the PRC State Council, became effective as of January 1, 2008. The New EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% corporate income tax rate as to their worldwide income. Under the implementation regulations for the New EIT Law issued by the PRC State Council, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. In April 2009, the SAT released Circular 82. Under Circular 82, a foreign enterprise “controlled by a PRC enterprise or a PRC enterprise group” will be considered as a resident enterprise if all of the following conditions are satisfied: (i) the senior management personnel responsible for its daily operations and the place where the senior management departments discharge their responsibilities are located primarily in the PRC; (ii) its finance and human resources related decisions are made by or are subject to the approval of institutions or personnel located in the PRC; (iii) its major assets, books and records, company seals and minutes of its board of directors and shareholder meetings are located or kept in the PRC; and (iv) senior management personnel or 50% or more of the members of its board of directors with voting power of the enterprise reside in the PRC. On September 1, 2011, the SAT issued Circular 45, to further prescribe the rules concerning the recognition, administration and taxation of a foreign enterprise “controlled by a PRC enterprise or PRC enterprise group.” Currently we are not recognized as a PRC resident enterprise, but there is a risk that we may be recognized by the PRC tax authorities as a PRC resident enterprise. Pursuant to Circular 45, if we are recognized as a PRC resident enterprise, our worldwide income may be subject to enterprise income tax in China at a rate of 25%, and we would be required to file provisional enterprise income tax returns quarterly and complete an annual settlement before May 31 of each year for the preceding year at the in-charge tax bureau. Further, we would be obliged to withhold the enterprise income tax when we distribute dividends to non-resident enterprise holders of our ordinary shares, and the individual income tax when we distribute dividends to non-resident individual holders of our ordinary shares. Under the New EIT Law and implementation regulations issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, and PRC income tax at the rate of 20% is applicable to dividends payable to the investors that are “non-resident individuals,” subject to the provision of any applicable agreement for the avoidance of double taxation and to the extent such dividends have their sources within the PRC.

Circular 45 further clarifies that the capital gains derived by the non-resident enterprises from the alienation of shares of the foreign-incorporated resident enterprise are considered as China-sourced income. Under the New EIT Law and implementation regulations issued by the PRC State Council, non-resident enterprise holders of our ordinary shares may be subject to enterprise income tax in China at a rate of 10% on the capital gains derived from the transfer of our ordinary shares. Non-resident individual holders of our ordinary shares may be subject to PRC income tax at a rate of 20% on the capital gains derived from the transfer of our ordinary shares to the extent such capital gains are considered as China-sourced income.

For a discussion of the PRC tax consequences of an investment in our ordinary shares, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Conducting Business in China—Under the Enterprise Income Tax Law, or the EIT Law, we may be classified as a “resident enterprise” of the PRC, which could result in unfavorable tax consequences to us and to non-PRC shareholders.”

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

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations, including, without limitation:

•	banks and certain other financial institutions;

•	dealers in securities or currencies;

•	insurance companies, regulated investment companies and real estate investment trusts;

•	brokers and/or dealers;

•	traders that elect the mark-to-market method of accounting;

•	tax-exempt entities;

•	expatriates or entities subject to the U.S. anti-inversion rules;

•	persons liable for alternative minimum tax;

•	persons holding ordinary shares as part of a straddle, hedging, constructive sale, conversion transaction or integrated transaction;

•	persons holding ordinary shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States;

•	persons who acquired ordinary shares through the exercise of an employee stock option or otherwise as compensation;

•	persons that actually or constructively own 10% or more of our voting stock; or

•	persons holding ordinary shares through partnerships or other pass- through entities.

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

Treatment of the UTStarcom as a U.S. Corporation for U.S. Federal Income Tax Purposes

Although UTStarcom is organized as a Cayman Islands corporation, we have been treating UTStarcom as a U.S. corporation for U.S. federal income tax purposes pursuant to Section 7874 of the Code as a result of the Merger. As such, UTStarcom generally is treated as subject to U.S. federal income tax as if it were organized under the laws of the United States or a state thereof. Because we generally treat UTStarcom as a U.S. corporation for all purposes under the Code, we do not intend to treat UTStarcom as a “passive foreign investment company,” as such rules apply only to non-U.S. corporations for U.S. federal income tax purposes.

The remainder of this discussion assumes that UTStarcom is treated as a U.S. corporation for all U.S. federal income tax purposes.

Tax Consequences of the Ownership and Disposition of Ordinary Shares to U.S. Holders

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are the beneficial owner of ordinary shares and you are, for U.S. federal income tax purposes:

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

Distributions. UTStarcom does not currently anticipate paying distributions on its ordinary shares. In the event that distributions are paid, however, the gross amount of such distributions will be included in the gross income of a U.S. Holder as dividend income on the date of receipt to the extent that the distribution is paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such dividends will be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. Dividends received by non-corporate U.S. holders, including individuals, may be subject to reduced rates of taxation under current law. A U.S. holder may be eligible to claim a foreign tax credit with respect to any PRC withholding tax imposed on dividends paid by us. However, the foreign tax credit rules are complex, and their application in connection with Section 7874 of the Code in the presence of the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the U.S.-PRC Tax Treaty, are not entirely clear at this time. U.S. Holders should consult their own tax advisors with respect to any benefits they may be entitled to under the foreign tax credit rules and the U.S.-PRC Tax Treaty.

To the extent that dividends paid on our ordinary shares exceed current and accumulated earnings and profits, the distributions will be treated first as a tax-free return of tax basis on the our ordinary shares, and to the extent that the amount of the distribution exceeds tax basis, the excess will be treated as capital gain.

Sale or Other Disposition. U.S. Holders of our ordinary shares will recognize taxable gain or loss on any sale, exchange, or other taxable disposition of ordinary shares equal to the difference between the amount realized for the ordinary shares and the U.S. Holder’s tax basis in those ordinary shares. This gain or loss generally will be capital gain or loss. Non-corporate U.S. Holders, including individuals, may be eligible for reduced tax rates if the ordinary shares have been held for more than one year. The deductibility of capital losses is subject to limitations. A U.S. Holder may be eligible to claim a foreign tax credit with respect to any PRC withholding tax imposed on gain from the sale or other disposition of our ordinary shares. However, the foreign tax credit rules are complex, and their application in connection with Section 7874 of the Code in the presence of the U.S.-PRC Tax Treaty are not entirely clear at this time. U.S. Holders should consult their own tax advisors with respect to any benefits they may be entitled to under the foreign tax credit rules and the U.S.-PRC Tax Treaty.

Medicare Surtax. Certain U.S. Holders who are individuals, trusts or estates are required to pay a 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of shares of stock. U.S. holders should consult their own advisors regarding the effect, if any, of this legislation on their ownership and disposition of our ordinary shares.

Tax Consequences of the Ownership and Disposition of Ordinary Shares to Non-U.S. Holders

The discussion below of the U.S. federal income tax consequences to “Non-U.S. Holders” will apply to you if you are the beneficial owner of ordinary shares and you are, for U.S. federal income tax purposes:

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

Distributions. UTStarcom does not currently anticipate paying distributions on its ordinary shares. In the event that distributions are paid, however, such distributions will constitute dividends for U.S. tax purposes to the extent paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that dividends paid on UTStarcom ordinary shares exceed current and accumulated earnings and profits, the distributions will be treated first as a tax-free return of tax basis on the ordinary shares, and to the extent that the amount of the distribution exceeds tax basis, the excess will be treated as capital gain. Any dividends paid to a Non-U.S. Holder by UTStarcom are treated as income derived from sources within the United States and generally will be subject to U.S. federal income tax withholding at a rate of 30% of the gross amount of the dividends, or at a lower rate provided by an applicable income tax treaty if Non-U.S. Holders provide proper certification of eligibility for the lower rate (usually on IRS Form W-8BEN or W-8BEN-E).

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

Sale or Other Disposition. Any gain realized upon the sale or other disposition of UTStarcom ordinary shares generally will not be subject to U.S. federal income tax unless:

•	the holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition, and certain other conditions are met; or

•	UTStarcom is or has been a “U.S. real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period during which such Non-U.S. Holder has held the ordinary shares.

Non-U.S. Holders whose gain is described in the first bullet point above will be subject to a flat 30% U.S. federal income tax rate on the gain derived from the sale, which may be offset by U.S.-source capital losses, even though such Non-U.S. Holders are not considered to be residents of the United States. A corporation will be a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the aggregate value of its real property interests (U.S. and non-U.S.) and its assets used or held for use in a trade or business. Because we do not currently own significant U.S. real property, we believe, but our special United States counsel has not independently verified, that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our ordinary shares are regularly traded on an established securities market, such ordinary shares will be treated as U.S. real property interests only if you actually or constructively hold more than five percent of such regularly traded ordinary shares at any time during the applicable period that is specified in the Code.

Backup Withholding and Information Reporting

Payments of dividends or of proceeds on the disposition of stock made to a holder of UTStarcom ordinary shares may be subject to information reporting and backup withholding at a current rate of 28% unless such holder provides a correct taxpayer identification number on IRS Form W-9 (or other appropriate withholding form) or otherwise establishes an exemption from backup withholding, for example by properly certifying your non-U.S. status on a Form W-8BEN, W-8BEN-E or another appropriate version of IRS Form W-8. Payments of dividends to holders generally must be reported annually to the IRS, along with the name and address of the holder and the amount of tax withheld, if any. A similar report is sent to the holder. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in the holder’s country of residence.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Code, commonly known as “FATCA,” generally impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our ordinary shares paid to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). FACTA also generally imposes a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our ordinary shares paid to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such taxes. This legislation generally will apply to payments of gross proceeds only if made on or after January 1, 2017. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in our ordinary shares.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

The documents concerning our Company referred to in this document and required to be made available to the public are available at the offices of UTStarcom Holdings Corp. at Building No. 3, Letel Hi-Tech Park #500, Binjiang District, Hangzhou, P.R. China.

In addition, we previously filed with the SEC our registration statement on Form F-4 (Registration No. 333-173828, as amended) and prospectus under the Securities Act, with respect to our ordinary shares.

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

See “Item 4. Information on the Company— C. Organizational Structure” for information about our subsidiaries.

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

We maintain an investment portfolio of various holdings, types and maturities. We do not use derivative financial instruments. We place our cash investments in instruments that meet high credit quality standards, as specified in our investment policy guidelines. Our policy is to limit the risk of principal loss and to ensure the safety of invested funds by generally attempting to limit market risk. Funds in excess of current operating requirements are mostly invested in money market funds which are rated AAA. Our cash and cash equivalents are not subject to significant interest rate risk due to the short maturities of these instruments. As of December 31, 2014, the carrying value of our cash and cash equivalents approximated fair value.

The table below represents carrying amounts and related weighted-average interest rates of our investment portfolio at December 31, 2014 and 2013:

	December 31,
	2014	2013
	(in thousands)
Cash and cash equivalents	$77,824	$107,773
Average interest rate	0.75%	0.47%
Restricted cash—short term	$13,732	$9,822
Average interest rate	0.04%	0.05%
Short-term investments	$2,299	$—
Average interest rate	—%	—%
Restricted cash long-term	$3,382	$4,857
Average interest rate	0.00%	0.01%
Total investment securities	$97,237	$122,452
Average interest rate	0.61%	0.42%

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

In 2014, the majority of our foreign-currency denominated sales have been made in Japan, denominated in Japanese yen. The balance of our cash and cash equivalents held in Japanese Yen was $25.4 million at December 31, 2014. Historically, the exchange rate between Japanese Yen and U.S. dollar has been volatile. Additionally, the majority of our expenses are denominated in RMB. Due to China’s currency exchange control regulations, we are limited in our ability to convert and repatriate RMB, as well as in our ability to engage in foreign currency hedging activities in China. The balance of our cash and cash equivalents held in RMB was $14.5 million at December 31, 2014. Since China unpegged the RMB from the U.S. dollar in July 2005 through December 31, 2014, the RMB has strengthened by approximately 25.0% versus the U.S. dollar. We also made significant sales in Indian rupees in 2014.

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

ITEM 14—MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

ITEM 15—CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and our chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures, as such term is defined under Rules 13a 15(e) and 15d 15(e) promulgated under the Exchange Act as of the end of the period covered by this report. Based upon that evaluation, our management has concluded that, as of December 31, 2014, our disclosure controls and procedures were ineffective because of the material weaknesses described below under “Management’s Annual Report on Internal Control over Financial Reporting.” We have undertaken the remedial steps to address the material weaknesses in our disclosure controls and procedures as set forth below under “Management’s Plan for Remediation of Material Weaknesses.”

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a 15(f) under the Exchange Act, for our Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process, and it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

As required by Section 404 of the Sarbanes Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2014 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. As a result of management’s evaluation of our internal control over financial reporting, the following material weaknesses in our internal control over financial reporting were identified as of December 31, 2014.

(i) The Company did not have sufficient resources with an appropriate level of knowledge and experience to perform effective period-end financial statement closing controls. As a result, several account balances were not accounted for properly.

(ii) The Company did not have sufficient resources with an appropriate level of knowledge and experience in U.S. GAAP to properly account for complex accounting issues under U.S. GAAP. As a result, several complex accounting issues such as investment accounting, impairment assessment and loss contract reserve were not accounted for properly.

(iii) The Company did not maintain sufficient effective controls over procurements and disbursements in its India operations. Specifically, management concluded that there are: (1) lack of controls over local professional and consulting services procurements in its India operations; (2) ineffective procurement bidding controls in its India operations; and (3) lack of effective controls over vendor disbursements to ensure that such disbursements are fully supported by appropriate documentation in its India operations. As a result, certain of the Company's key policies and procedures in India were not followed.

(iv) The Company did not have sufficient resources to maintain effective monitoring controls over its India operations. Specifically, (1) inadequate senior management resources were allocated to oversee the India operations; and (2) inadequate financial reporting and internal audit resources were allocated to monitor the financial reporting controls in the India operations. As a result, management did not take appropriate actions when misconduct was reported or unusual transactions were identified in its India operations.

The last two material weaknesses resulted from a number of control deficiencies identified over the course of an investigation primarily performed on our India operations in response to anonymous allegation letters received through our whistleblower hotline. The allegations primarily related to a series of books and records and expense abuse policy violations at our operations in India.

The material weaknesses described above may result in misstatement of the Company’s consolidated financial statements that would result in a material misstatement to the Company’s quarterly or annual consolidated financial statements that would not be prevented or detected. As a result of the material weaknesses, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2014.

Management’s Plan for Remediation of Material Weaknesses

Our management has been engaged in, and continues to be engaged in making necessary changes and improvements to the overall design of its control environment to address the material weaknesses in internal control over financial reporting and the ineffectiveness of the Company’s disclosure controls and procedures described above.

(i) To remediate the material weaknesses described above with respect to the period-end financial statement closing controls and controls over complex transactions, we plan to continue to: (1) retain additional accounting personnel with appropriate knowledge and experience; (2) provide more comprehensive training on U.S. GAAP to our accounting team and other relevant personnel; (3) enhance our accounting manual to provide our accounting team with more comprehensive guidelines on the policies and controls over financial reporting under U.S. GAAP and SEC rules and requirements; and (4) continue to engage an external consultant to review the accounting of our complex transactions. We plan to continue to assess our standardized processes to further enhance the effectiveness of our financial review, including the analysis and monitoring of financial information in a consistent and thorough manner.

(ii) To remediate the material weakness described above with respect to procurements and vendor disbursements in our Indian operations, we plan to: (1) provide training to all key managers and finance employees in India on the Company’s key policies, especially the Company’s procurement, vendor disbursement, reimbursement and FCPA policies; (2) develop a mechanism to enforce the implementation of sanctions or disciplinary actions against employees identified as having not complied with the Company’s key policies and procedures; and (3) implement additional controls that all significant contracts and disbursements in India will be reviewed and approved by a qualified general manager and the corporate finance and legal departments.

(iii) To remediate the material weakness described with respect to the control environment at the Indian location, we plan to: (1) provide training to all key managers on how to properly handle misconduct or unusual transactions identified; (2) assign a qualified general manager with sufficient resources to closely manage our India operations; (3) assign a qualified manager from the corporate finance department to closely monitor the financial reporting in India operations, including performing detailed trial balances and analytical review at quarter end; and (4) assign adequate internal audit resources to perform operation and compliance audits for the India operations.

Attestation Report of the Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2014, as stated in its report, which appears on page F-2 of this annual report.

Changes in Internal Control over Financial Reporting

Management has evaluated, with the participation of our chief executive officer and chief financial officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on the evaluation we conducted, management has concluded that, other than the additional material weaknesses as disclosed above, no such changes occurred during the period covered by this annual report on Form 20-F.

ITEM 16A—AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Sean Shao qualifies as an Audit Committee Financial Expert as defined by the applicable rules of the SEC and that Mr. Shao is “independent” as that term is defined in NASDAQ Marketplace Rule 5605(c)(2)(A). Please refer to “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Biographical Information” for a brief biographical listing of Mr. Shao’s relevant experiences.

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

Copies of the Code of Ethics and the Code of Ethics for Financial Officers are available on our website at http://www.utstar.com. Any amendment or waiver of the Code of Ethics or Code of Ethics for Financial Officers pertaining to a member of our Board or one of our executive officers will be disclosed on our website at http://www.utstar.com. Information contained in our website is not incorporated by reference into this Form 20-F and you should not consider information on our website to be part of this Form 20-F.

ITEM 16C—PRINCIPAL ACCOUNTANT FEES AND SERVICES

Disclosure of Fees Charged by Independent Accountants

The aggregate fees billed for professional accounting services by PricewaterhouseCoopers for the fiscal years ended December 31, 2014 and 2013 are as follows:

	Years Ended December 31,
	2014	2013
	(in thousands)
Audit fees(1)	$1,667	$1,686
Audit-related fees(2)	6	72
Tax fees(3)	145	242
All other fees(4)	—	—
Total	$1,818	$2,000

(1)	Audit fees are fees for professional services rendered for the integrated audit of our consolidated financial statements and of our internal control over financial reporting, for review of interim consolidated financial information included in quarterly reports or earnings releases, and for services that are normally provided by PricewaterhouseCoopers in connection with statutory and regulatory filings or engagements.

(2)	Audit-related fees represent aggregate fees paid or accrued for professional services rendered for accounting consultations and other procedures performed with respect to certain UTStarcom acquisition and divestiture efforts.

(3)	Tax fees are fees for tax services related to tax compliance, tax planning and tax advice.

(4)	All other fees are fees for consulting service and an online accounting research tool.

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

On November 12, 2014, our board of directors approved a share repurchase program of up to $40 million of our outstanding shares over the next 24 months. During the repurchase program period, we will maintain flexibility to turn the program to an accelerated repurchase program and/or a cash tender offer, and we are not obligated to make repurchases at any specific time or situation. Our board of directors will review the share repurchase program periodically and may authorize adjustment of its terms and size accordingly. We plan to fund any share repurchases made under this program from our available cash balance.

Period	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Approximate Dollar Value that May Yet Be Purchased Under the Plans
December 2014	166,421	$2.6342	166,421	$39,561,613
January 2015	207,272	$2.8995	373,693	$38,960,627
February 2015	191,685	$2.7450	565,378	$38,434,451
March 2015	150,038	$2.6823	715,416	$38,032,006
April 2015 (through April 15)	108,775	$2.6603	824,191	$37,742,632
Total	824,191		824,191

ITEM 16F—CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G—CORPORATE GOVERNANCE

We are incorporated in the Cayman Islands and our corporate governance practices are governed by applicable Cayman Islands law as well as our memorandum and articles of association. In addition, because our ordinary shares are listed on NASDAQ, we are subject to NASDAQ’s corporate governance requirements.

NASDAQ Marketplace Rule 5620(a) requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year end. However, NASDAQ Marketplace Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement. We follow home country practice with respect to annual meetings and did not hold an annual shareholder meeting in 2013. Our Cayman Islands counsel has provided a letter to NASDAQ certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

ITEM 16H—MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17—FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18—FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this Annual Report.

ITEM 19—EXHIBITS

Exhibit Number	Description	Form	Incorporated by Reference From Exhibit Number	Date Filed
1.1	Amended and Restated Memorandum and Articles of Association.	20-F	1.1	4/26/2013
2.1	Property Transfer and Leaseback Agreement, dated as of December 19, 2009, by and between UTStarcom Telecom Co., Ltd. and Zhejiang Zhongnan Construction Group Co., Ltd. (translation from Chinese).	8-K	2.1	12/24/2009
4.1	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 of Form F-4 (File No. 333-173828) filed with the SEC on April 29, 2011	F-4	10.1	4/29/2011
4.2	Stockholder Rights Agreement, made as of February 1, 2010, by and between UTStarcom, Inc. and Beijing E-town International Investment and Development Co., Ltd.	8-K	4.1	2/4/2010
4.3	Stockholder Rights Agreement, made as of February 1, 2010, by and among UTStarcom, Inc., Elite Noble Limited and Shah Capital Opportunity Fund L.P.	8-K	4.2	2/4/2010
4.4	2006 Equity Incentive Plan, as amended February 18, 2009.	10-K	10.14	3/2/2009
4.5	Form of Stock Option Award Agreement for use under 2006 Equity Incentive Plan.	10-Q	10.2	8/7/2009
4.6	Form of Stock Option Agreement for Directors and Officers for use under the 2006 Equity Incentive Plan.	10-Q	10.3	8/7/2009
4.7	Form of Restricted Stock Agreement for use under the 2006 Equity Incentive Plan.	10-K	10.17	3/2/2009
4.8	Form of Restricted Stock Unit Agreement for use under the 2006 Equity Incentive Plan.	10-K	10.18	3/2/2009
4.9	Form of Stock Option Amendment Election Form executed by key executive officers and directors.	8-K	10.1	1/4/07
4.10	UTStarcom, Inc. Amended and Restated Executive Involuntary Termination Severance Pay Plan.	10-Q	10.2	5/8/2009
4.11	Form of Performance Share Agreement for use under the 2006 Equity Incentive Plan.	10-K	10.33	3/2/2009
4.12	Form of Performance Unit Agreement for use under the 2006 Equity Incentive Plan.	10-K	10.34	3/2/2009
4.13	Manufacturing Agreement signed as of January 23, 2010	8-K	10.1	1/28/2010
4.14	Lease Contract dated as of February 1, 2010, by and between UTStarcom Telecom Co., Ltd. and Zhejiang Zhongnan Construction Group Co., Ltd. (translation from Chinese)	8-K/A	10.1	2/5/2010

4.15	Property Lease Contract dated March 7, 2011 between UTStarcom Telecom Co., Ltd. and Zhejiang Letong Communication Equipment Co., Ltd. (translation from Chinese)	10-Q	10.1	5/9/2011
4.16	Master Reorganization Agreement Share and Asset Purchase Agreement dated August 31, 2012 by and among UTStarcom Hong Kong Limited, the Company, Eagle Field Holdings Limited and Mr. Ying (Jack) Lu.	20-F	4.51	4/26/2013
4.17	Share Transfer Agreement dated August 31, 2012 by and among the Company, Eagle Field Holdings Limited and UTStarcom Hong Kong Holdings Limited.	20-F	4.52	4/26/2013
4.18	English translation of the License Agreement dated August 31, 2012 by and among the Company, UTStarcom Telecom Co., Ltd., UTStarcom Hong Kong Holding Limited. and UTStarcom China Co., Ltd.	20-F	4.53	4/26/2013
4.19	Assignment and Assumption Agreement dated August 31, 2012 by and among the Company, UTStarcom Telecom Co., Ltd., UTStarcom India Telecom PVT. Ltd., UTStarcom Hong Kong Holding Limited., UTStarcom China Co., Ltd. and Eagle Field Holdings Limited.	20-F	4.54	4/26/2013
4.20	Patent, Software Copyright, Trademark and Domain Name Assignment dated August 31, 2012 by and among UTStarcom Telecom Co., Ltd., UTStarcom China Co., Ltd. and UTStarcom, Inc.	20-F	4.55	4/26/2013
4.21	Convertible Bond dated August 31, 2012 issued by UTStarcom Hong Kong Holding Limited to UTStarcom Hong Kong Limited.	20-F	4.56	4/26/2013
4.22	Purchase and Sale Agreement dated January 17, 2014 among the Company, Shah Capital Opportunity Fund LP and SoftBank America Inc.	6-K	10.1	1/21/2014
4.23	Share Subscription Agreement dated March 11, 2014 between the Company and Shah Capital Opportunity Fund LP.	6-K	10.2	3/12/2014
8.1	Subsidiaries of UTStarcom Holdings Corp.	Filed herewith	—	—
12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—
12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—
13.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—
13.2	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—
15.1	Consent of Independent Registered Public Accounting Firm.	Filed herewith	—	—
101.INS	XBRL Instance Document	Filed herewith
101.SCH	XBRL Taxonomy Extension Schema Document	Filed herewith
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	Filed herewith
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document	Filed herewith
101.LAB	XBRL Taxonomy Extension Label Linkbase Document	Filed herewith
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

UTStarcom Holdings Corp.

Date: May 19, 2015	By:	/s/ William Wong
Name: William Wong
Title: Chief Executive Officer

UTSTARCOM HOLDINGS CORP.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

UTStarcom Holdings Corp.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of UTStarcom Holdings Corp. and its subsidiaries at December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the accompanying index present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) because material weaknesses in internal control over financial reporting related to 1) the lack of sufficient resources with an appropriate level of knowledge and experience to perform effective period-end financial statement closing controls; 2) the lack of sufficient resources with an appropriate level of knowledge and experience in U.S. GAAP to properly account for complex accounting issues under U.S. GAAP; 3) the lack of sufficient effective controls over procurements and disbursements in its India operations; and 4) the lack of sufficient resources to maintain effective monitoring controls over its India operations, existed as of that date. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the 2014 consolidated financial statements and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements. The Company’s management is responsible for these financial statements and financial statement schedules, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in management’s report referred to above. Our responsibility is to express opinions on these financial statements, on the financial statement schedules, and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We do not express an opinion or any other form of assurance on management’s statements referring to management’s actions and plans of remediation of the identified material weaknesses included in the Management’s Annual Report on Internal Control Over Financial Reporting.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China
May 19, 2015

UTSTARCOM HOLDINGS CORP.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	December 31, 2014	December 31, 2013

ASSETS
Current assets:
Cash and cash equivalents	$77,824	$107,773
Short-term investments	2,299	—
Accounts receivable, net of allowances for doubtful accounts of $10,877 and $11,063, respectively	16,690	23,260
Inventories	20,659	23,355
Deferred costs	55,257	86,723
Prepaids and other current assets	19,337	21,552
Short-term restricted cash	13,731	9,822
Total current assets	205,797	272,485
Property, plant and equipment, net	3,037	4,771
Long-term investments	59,799	74,588
Long-term deferred costs	4,956	8,539
Long-term deferred tax assets	985	590
Other long-term assets	4,489	5,994
Total assets	279,063	366,967
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	29,769	24,953
Income taxes payable	7,463	11,827
Customer advances	49,244	75,670
Deferred revenue	26,819	29,093
Deferred tax liabilities	656	577
Other current liabilities	15,463	22,430
Total current liabilities	129,414	164,550
Long-term deferred revenue	18,304	35,251
Other long-term liabilities	16,016	16,786
Total liabilities	163,734	216,587
Commitments and contingencies (Note 8)
Shareholders’ equity:
Ordinary shares: $0.00375 par value; 250,000 authorized shares; 38,314 and 45,444 shares issued at December 31, 2014 and December 31, 2013, respectively; 38,148 and 39,778 shares outstanding at December 31, 2014 and December 31, 2013, respectively (Note 1)	122	151
Additional paid-in capital	1,258,182	1,280,810
Treasury stock, at cost: 166 and 5,666 shares at December 31, 2014 and December 31, 2013, respectively	(443)	(20,421)
Accumulated deficit	(1,206,286)	(1,176,022)
Accumulated other comprehensive income	63,754	65,862
Total shareholders’ equity	115,329	150,380
Total liabilities and equity	$279,063	$366,967

See accompanying notes to consolidated financial statements

UTSTARCOM HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except per share data)

	Years ended December 31,
	2014	2013	2012

Net sales
Products	$105,988	$141,138	$160,688
Services	23,432	23,301	26,040
	129,420	164,439	186,728
Cost of net sales
Products	84,988	99,888	95,854
Services	22,304	24,331	22,716
Gross profit	22,128	40,220	68,158
Operating expenses:
Selling, general and administrative	24,515	37,626	52,457
Research and development	11,686	14,520	28,131
Amortization of intangible assets	—	—	516
Restructuring	—	—	358
Net loss on divestitures	—	1,307	16,239
Total operating expenses	36,201	53,453	97,701
Operating loss	(14,073)	(13,233)	(29,543)
Interest income	589	511	2,612
Interest expense	(88)	(151)	(240)
Other income (expense), net	(2,249)	11,480	(2,973)
Equity losses of associates	(8,878)	(9,586)	—
Investment impairment	(3,947)	(9,400)	(3,043)
Loss before income taxes	(28,646)	(20,379)	(33,187)
Income tax expense	(1,618)	(2,351)	(2,392)
Net loss	(30,264)	(22,730)	(35,579)
Net loss attributable to non-controlling interests	—	9	1,194
Net loss attributable to UTStarcom Holdings Corp.	$(30,264)	$(22,721)	$(34,385)
Net loss per share attributable to UTStarcom Holdings Corp.—Basic	$(0.81)	$(0.58)	$(0.71)
Net loss per share attributable to UTStarcom Holdings Corp.—Diluted	$(0.81)	$(0.58)	$(0.71)
Weighted average shares outstanding—Basic	37,380	39,127	48,513
Weighted average shares outstanding—Diluted	37,380	39,127	48,513

Net loss	(30,264)	(22,730)	(35,579)
Other comprehensive loss, net of tax
Net change in cumulative translation adjustment	(2,781)	(13,759)	(3,272)
Unrealized gain from available-for-sale investments	673	—	—
Comprehensive loss	(32,372)	(36,489)	(38,851)
Comprehensive loss attributable to non-controlling interests	—	9	1,194
Comprehensive loss attributable to UTStarcom Holding Corp.	$(32,372)	$(36,480)	$(37,657)

See accompanying notes to consolidated financial statements

UTSTARCOM HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands)

	Common Stock		Additional			Accumulated Other	Non-	Total
	Shares outstanding	Amount	Paid-in Capital	Treasury Stock	Accumulated Deficit	Comprehensive Income	controlling interest	Stockholders’ Equity

Balance at December 31, 2011	50,605	182	1,306,780	(6,301)	(1,118,916)	82,893	6,401	271,039
Repurchase of ordinary shares	(2,611)	—	—	(8,842)	—	—	—	(8,842)
Repurchase of ordinary share from UiTV shareholder	(1,491)	—	—	(5,278)	—	—	—	(5,278)
Restricted stock issued and restricted stock units released	1,271	—	—	—	—	—	—	—
Stock-based compensation	—	—	2,981	—	—	—	—	2,981
Restricted stock cancellation	(118)	—	—	—	—	—	—	—
Net loss	—	—	—	—	(34,385)	—	(1,194)	(35,579)
Derecognition of non-controlling interests on deconsolidation of a subsidiary	—	—	—	—	—	—	(4,393)	(4,393)
Other comprehensive income:
Foreign currency translation	—	—	—	—	—	(3,272)	—	(3,272)
Balance at December 31, 2012	47,656	$182	$1,309,761	$(20,421)	$(1,153,301)	$79,621	$814	$216,656
Repurchase of ordinary shares	(8,333)	(31)	(30,649)					(30,680)
Restricted stock issued and restricted stock units released	455	—	—	—	—	—	—	—
Stock-based compensation	—	—	1,698	—	—	—	—	1,698
Net loss	—	—	—	—	(22,721)	—	(9)	(22,730)
Elimination of the non-controlling interest as a result of liquidation of a subsidiary	—	—	—	—	—	—	(805)	(805)
Other comprehensive income:
Foreign currency translation	—	—	—	—	—	(6,671)	—	(6,671)
CTA recognition on liquidation of the subsidiaries	—	—	—	—	—	(7,088)	—	(7,088)
Balance at December 31, 2013	39,778	$151	$1,280,810	$(20,421)	$(1,176,022)	$65,862	$—	$150,380
New issuance of ordinary shares	2,000	8	5,332	—	—	—	—	5,340
Repurchase of ordinary shares	(4,050)	–	—	(10,308)	—	—	—	(10,308)
Restricted stock issued and restricted stock units released	420	—	—	—	—	—	—	—
Stock-based compensation	—	—	2,289	—	—	—	—	2,289
Treasury stock retirement		(37)	(30,249)	30,286	—	—	—	—
Net loss	—	—	—	—	(30,264)	—	—	(30,264)
Other comprehensive income:
Foreign currency translation	—	—	—	—	—	(2,902)	—	(2,902)
CTA recognition on liquidation of the subsidiaries	—	—	—	—	—	121	—	121
Unrealized gain from available-for-sale investments	—	—	—	—	—	673	—	673
Balance at December 31, 2014	38,148	$122	$1,258,182	$(443)	$(1,206,286)	$63,754	$—	$115,329

See accompanying notes to consolidated financial statements

UTSTARCOM HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years ended December 31,
	2014	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(30,264)	$(22,730)	$(35,579)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,654	3,464	3,951
Net loss on divestitures	—	1,307	16,239
Net loss on disposal of assets	219	3,553	879
Loss (gain) on CTA recognition from liquidation of subsidiaries	121	(7,088)	—
Change due to reversal of tax payable	(992)	(1,240)	—
Equity pick up of losses of an associate	8,878	9,586	—
Investment impairment	3,947	9,400	3,043
Stock-based compensation expense	2,289	1,698	2,981
Provision for (recovery of) doubtful accounts	49	(75)	(1,154)
ESA Loan impairment	2,788	—	—
Deferred income taxes	(424)	(380)	(2,211)
Changes in operating assets and liabilities, net of effect of UiTV deconsolidation and IPTV divestiture
Accounts receivable	6,332	(14,058)	664
Inventories and deferred costs	36,859	45,875	(4,231)
Other assets	(772)	6,058	17,455
Accounts payable	6,415	7,110	9,506
Income taxes payable	(3,390)	110	6,393
Customer advances	(25,759)	(12,005)	9,749
Deferred revenue	(18,788)	(29,524)	(37,760)
Other liabilities	(5,774)	(2,976)	(15,543)
Net cash used in operating activities	(15,612)	(1,915)	(25,618)
CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment	(1,298)	(3,766)	(5,445)
Purchase of intangible assets	—	—	(54)
Payment on divestitures	(804)	(2,369)	—
Net proceeds from divestitures	—	2,000	220
Payment for the non-controlling interest on the liquidation of a subsidiary	—	(898)	—
Proceeds from settlement of an investment interest, net	—	569	—
Change in restricted cash	(3,526)	2,209	(1,129)
Purchase of investment interests	(1,080)	(26,592)	(15,602)
Proceeds from refund of investment interests	932	—	—
Purchase of short-term investments	—	(81)	(2,267)
Proceeds from sale of short-term investments	—	379	4,300
Cash decrease due to deconsolidation of a subsidiary	—	—	(6,841)
Payment on divestiture of IPTV business and investment in IPTV convertible bond	—	(503)	(56,010)
Other	—	162	80
Net cash used in investing activities	(5,776)	(28,890)	(82,748)
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of ordinary shares	5,340	—	—
Repurchase of ordinary shares	(10,308)	(30,680)	(8,842)
Net cash used in financing activities	(4,968)	(30,680)	(8,842)
Effect of exchange rate changes on cash and cash equivalents	(3,593)	(10,326)	(4,834)
Net decrease in cash and cash equivalents	(29,949)	(71,811)	(122,042)
Cash and cash equivalents at beginning of year	107,773	179,584	301,626
Cash and cash equivalents at end of year	$77,824	$107,773	$179,584
Supplemental disclosure of cash flow information:
Cash paid:
Interest	$88	$151	$240
Income taxes	$5,100	$1,600	$3,000
Non-cash operating activities
Purchase UiTV convertible bond through converting of outstanding receivables	$—	$7,114	$—
Non-cash investing activities
Repurchase of ordinary shares from UiTV shareholder	$—	$—	$(5,278)
Accrual related to purchase of property, plant and equipment	$13	$530	$1,911
Purchase UiTV convertible bond through converting of outstanding receivables	$—	$(7,114)	$—
Disposal of short-term investments through exchanging of equity investment	$1,826	$—	$—
Acquisition of short-term investments through exchanging of equity investment	$(1,826)	$—	$—

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—BASIS OF PRESENTATION AND LIQUIDITY

UTStarcom Holdings Corp., or the Company, a Cayman Islands corporation incorporated in 2011, is a global telecom infrastructure provider dedicated to developing technology that will serve the rapidly growing demand for bandwidth from mobile, streaming and other applications. The Company works with carriers globally, from Asia to the Americas, to meet this demand through a range of innovative broadband packet optical transport and wireless/fixed-line access products and solutions.

UTStarcom Inc. was founded in 1991 and started trading on NASDAQ in 2000. On June 24, 2011, the stockholders of UTStarcom Inc. approved the proposed merger, or the Merger, to reorganize UTStarcom, Inc. as a Cayman Islands company. Pursuant to the approval of the shareholders, UTSI Mergeco Inc., a Delaware corporation and a wholly-owned subsidiary of UTStarcom Holdings Corp., merged with and into the existing public company, UTStarcom, Inc., which is incorporated under the laws of the State of Delaware. As a result of the reorganization, UTStarcom Holdings Corp. became the parent company of UTStarcom, Inc. and its subsidiaries.

Also pursuant to the Merger, the Company issued an equal number of ordinary shares in exchange for the common stock of UTStarcom Inc. The Company’s business is conducted in substantially the same manner as was conducted by UTStarcom, Inc. The transaction was accounted for as a legal re-organization of entities under common control. The accompanying consolidated financial statements include the accounts of the Company and its wholly- and majority-owned subsidiaries. All intercompany accounts and transactions have been eliminated in the preparation of the consolidated financial statements. The non-controlling interests in consolidated subsidiaries are shown separately in the consolidated financial statements.

The accompanying Consolidated Balance Sheets as of December 31, 2014 and 2013, and the Consolidated Statements of Operations and Comprehensive Loss for each of the three years ended December 31, 2014, 2013 and 2012 have been prepared by the Company pursuant to the rules and regulations of the SEC and in conformity with generally accepted accounting principles in the U.S. (“US GAAP”).

The accompanying consolidated financial statements are presented on the basis that the Company is a going concern. The going concern assumption contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company incurred net losses of $30.3 million, $22.7 million and $34.4 million during the years ended December 31, 2014, 2013, and 2012, respectively. As of December 31, 2014 and 2013, the Company had an accumulated deficit of $1,206.3 million and $1,176.0 million, respectively. The Company incurred net cash outflows from operations of $15.6 million, $1.9 million and $25.6 million during the years ended December 31, 2014, 2013 and 2012 respectively.

As of December 31, 2014 and 2013, the Company had cash and cash equivalents of $77.8 million and $107.8 million, of which $14.5 million and $11.5 million, respectively, were held by subsidiaries in China. China imposes currency exchange controls on certain transfers of funds to and from China. The Company’s China subsidiaries are subject to pre-approval from the State Administration of Foreign Exchange (“SAFE”) for non-domestic financing. Additionally, the amount of cash available for transfer from the China subsidiaries for use by the Company’s non-China subsidiaries is also limited both by the liquidity needs of the subsidiaries in China and the restriction on currency exchange by Chinese-government mandated limitations including currency exchange controls on certain transfers of funds outside of China. The Company’s China subsidiaries have no accumulated profit as of December 31, 2014 determined in accordance with Chinese accounting standards that can be paid as dividends. In the years 2014, 2013 and 2012, the Company’s China subsidiaries did not pay dividends to our parent company.

Management believes that the continuing efforts to stream-line its operations will enable its fixed cost base to be better aligned with operations, market demand and projected sales level. Management believes both the Company’s China and non-China operations will have sufficient liquidity to finance working capital and capital expenditure needs in excess of 12 months. Furthermore, the Company has concentrated its business in Asia, particularly Taiwan, Japan and India. Any unforeseen prolonged economic and /or political risks in these markets could impact the Company’s customers in making their respective investment decisions and could have a material impact on the foregoing assessment. There can be no assurance that additional financing, if required, will be available on terms satisfactory to the Company or at all, and if funds are raised in the future through issuance of preferred stock or debt, these securities could have rights, privileges or preference senior to those of the Company’s ordinary share and newly issued debt could contain debt covenants that impose restrictions on the Company’s operations. Further, any sale of newly issued debt or equity securities could result in additional dilution to the Company’s current shareholders.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates:

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant judgment and estimates are used for revenue recognition, allowances for doubtful accounts and sales returns, tax valuation allowances, inventory write-down, deferred costs, accrued product warranty costs, provisions for contract losses, investment impairments, stock-based compensation expense, loss contingencies and restructuring expenses among others. Actual results could differ materially from those estimates.

Cash and Cash Equivalents:

Cash and cash equivalents consist of highly liquid instruments with original maturities of three months or less. Approximately 29%, or $22.5 million of cash and cash equivalents were held by the Company’s subsidiaries in the U.S. as of December 31, 2014. The remainder was held by the other UTStarcom entities throughout the world. As of December 31, 2014, approximately 19%, or $14.5 million, of the Company’s cash and cash equivalents were held by its subsidiaries in China and China imposes currency exchange controls on transfers of funds outside of China. Cash and cash equivalents are invested in short-term bank deposits and similar short duration instruments that are highly liquid and readily convertible with fixed maturities from overnight to three months.

Restricted Cash:

As of December 31, 2014, the Company had short-term restricted cash of $13.7 million, and had long-term restricted cash of $3.4 million included in other long-term assets. As of December 31, 2013, the Company had short-term restricted cash of $9.8 million, and had long-term restricted cash of $4.9 million included in other long-term assets. These amounts primarily collateralize the Company’s issuances of performance bonds, warranty bonds, standby and commercial letters of credit.

Investments:

The Company’s investments consist principally of bank notes debt and equity securities classified as available for sale and cost and equity method investments in privately held companies. The investments in equity securities of privately held companies in which the Company holds less than 20% voting interest and on which the Company does not have the ability to exercise significant influence are accounted for under ASC 325, “Investments—Other” using the cost method. Under the cost method, these investments are carried at the lower of cost or fair market value. The investments in equity securities of privately held companies in which the Company holds at least 20% but less than 50% voting interest and on which the Company has the ability to exercise significant influence are accounted for under ASC 323, “Investments—Equity Method and Joint Ventures” using the equity method. Investments in debt securities that are classified as available for sale are measured at fair value in the statement of financial position under ASC 320, “Investments—Debt and Equity Securities”. Unrealized holding gains and losses for available-for-sale securities (including those classified as current assets) will be excluded from earnings and reported in other comprehensive income until realized except as indicated in the following paragraph.

The Company recognizes an impairment charge when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. In making this determination, the Company reviews several factors to determine whether the losses are other-than-temporary, including but not limited to: (i) the length of time the investment was in an unrealized loss position, (ii) the extent to which fair value was less than cost, (iii) the financial condition and near term prospects of the issuer, and (iv) the Company’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value.

Revenue Recognition:

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectability is reasonably assured. The Company assesses collectability based on a number of factors, including payment history and the credit-worthiness of the customer. If the Company determines that collection is not reasonably assured, the Company defers revenue recognition until collection becomes reasonably assured, which is generally upon receipt of cash. If the payment due from the customer is not fixed or determinable due to extended payment terms, revenue is recognized as payments become due and payable by the customer, assuming all other criteria for revenue recognition are met. Any payments received prior to revenue recognition are recorded as customer advances. Any expected losses on contracts are recognized when identified on an individual basis in accordance with the prevailing accounting guidance for the respective contract.

When a sales arrangement contains multiple deliverable elements or multiple element arrangements, the Company allocates revenue to each element based on the relative selling price of each element. Under this approach, the selling price of a deliverable is determined by using a selling price hierarchy that requires the use of vendor-specific objective evidence, or VSOE of fair value, if available, third-party evidence, or TPE of selling price if VSOE is not available or management’s best estimate of selling prices, or BESP if neither VSOE nor TPE is available.

VSOE is the selling price using the price charged by the Company for a deliverable when sold separately. When there is no VSOE, the Company uses management’s BESP in the allocation of arrangement consideration. Therefore, the Company typically is not able to determine TPE for its products or services. TPE of selling price is determined by evaluating similar competitor deliverables when sold separately to similarly situated customers. Generally, the Company’s products differ from that of its peers, in that its product offerings are directed towards the integration of telecom, broadband and cable television networks and as such, usually entail a significant level of differentiation or customization for its customers such that the comparable pricing of products with similar functionality cannot be obtained. Furthermore, the Company is unable to reliably determine what similar competitor products’ selling prices are on a stand-alone basis.

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

In connection with the restructuring of the telecommunication industry in China, the Ministry of Industry and Information Technology (“MIIT”) announced that PAS services in China would be phased out by January 1, 2012. The Company still had $13.2 million of deferred revenue associated with unfulfilled contractual obligations for its historical PAS infrastructure contracts as of December 31, 2011. Such amounts were deferred at its VSOE of fair value according to the terms of the contracts. Upon the phasing out of the PAS services as required by the MIIT announcement, the Company took appropriate actions, such as communicating with its customers regarding the termination of such services, to legally release those obligations. Accordingly, approximately $8.1 million of the deferred revenue was released in 2012 upon the completion of the appropriate legal actions. The remaining balance of $5.1 million was included as the part of the liabilities transferred to the buyer on the IPTV divestiture in August 2012. However, as customers were unwilling to have customer contracts assigned to the buyer, the Company is still the primary obligor for most of the. Therefore, the deferred revenue is still included in the Company’s Consolidated Balance Sheet. See “Note 3—Divestitures”.

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

The Company will recognize gross revenue based on the amount billed to customers, when all revenue recognition criteria have been met for transactions where the Company is a reseller. For these transactions the Company is responsible to fulfill the contracts’ obligations, and assumes both the general inventory risk as well as the credit risk.

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

On August 31, 2012, the Company completed the divestiture of its IPTV business. As a result, the Company divested the IPTV business, transferring all assets, liabilities and managerial duties to the buyer. As some customers were not willing to assign their contracts to the buyer, the Company is still the primary obligor for those contracts that were not legally assigned to the buyer. Even though the Company signed back-to-back contracts to transfer all obligations and associated economic risks and benefits to the buyer, from the customer point of view, the Company is the sole obligor to their contracts. If the buyer fails to fulfil its obligations under the back to back contracts with respect to these un-assigned contracts with the Company, the company is still obligated to fulfil the obligations under the un-assigned contracts with the customers. Therefore, the Company was not able to derecognize the related liabilities of those un-assigned contracts. The Company continued to recognize revenue for those unassigned contracts when they met the revenue recognition criteria as mentioned above. At the same time, the Company would recognize an equal amount of the deferred costs associated with those contracts. Therefore, there would be no gross profit impact from the future revenue recognition of these unassigned contracts. The Company would continue to derecognize both the liabilities and deferred costs when the related contracts were legally assigned subsequently. During the years ended December 31, 2014 and 2013, the Company recorded $4.3 million and $1.4 million respectively, and during the post divestiture period of 2012, the Company recorded $2.2 million, in the Consolidated Statements of Operations and Comprehensive Loss due to meeting the revenue recognition criteria. As of December 31, 2014, the Company still had both liabilities and deferred costs of $21.5 million related to those un-assigned contracts. See “Note 3—Divestitures”.

Because of the nature of doing business in China and other emerging markets, the Company’s billings and/or customer payments may not correlate with the contractual payment terms. The Company generally does not enforce contractual payment terms prior to final acceptance. Accordingly, accounts receivable are not recorded until the Company recognizes the related customer revenue. Advances from customers are recognized when the Company has collected cash from the customer, prior to recognizing revenue. Deferred revenue is recorded if there are undelivered elements after final acceptance has been obtained. The Company had current deferred revenue of $26.8 million and $29.1 million, and long-term deferred revenue of $18.3 million and $35.3 million at December 31, 2014 and 2013, respectively. Costs related to deferred revenue are also deferred until revenue is recognized. See “Deferred Costs” below.

Product Warranty:

The Company provides a warranty on its equipment and terminal sales for periods generally ranging from one to two years from the time of final acceptance. At times, the Company has entered into arrangements to provide limited warranty services for periods longer than two years. The Company provides for the expected cost of product warranties at the time that revenue is recognized based on an assessment of past warranty experience and when specific circumstances dictate. The Company assesses the adequacy of its recorded warranty liability every quarter and makes adjustments to the liabilities if necessary. Specific warranty accruals are reversed upon the expiration of the warranty period and are recorded as reduction of cost of sales. Warranty accrual reversals were $0.1 million, $0.1 million and $0.3 million in 2014, 2013 and 2012, respectively. From time to time, the Company may be subject to additional costs related to non-standard warranty claims from its customers. If and when this occurs, the Company estimates additional accruals based on historical experience, communication with its customers and various assumptions that the Company believes to be reasonable under the circumstances. Such additional warranty accruals are recorded in the period in which the additional costs are identified.

Receivables:

Although the Company evaluates customer credit worthiness prior to a sale, the Company provides an allowance for doubtful accounts for the estimated loss on trade and notes receivable when collection may no longer be reasonably assured. The Company assesses collectability of receivables based on a number of factors including analysis of creditworthiness, the Company’s historical collection history and current economic conditions, its ability to collect payment and on the length of time an individual receivable balance is outstanding. The Company’s policy for determining the allowance for doubtful accounts includes both specific allowances for balances known to be uncollectible and a formula-based portfolio approach, based on aging of the accounts receivable, as a part of management’s review of the overall allowance for doubtful accounts. This formula-based approach involves aging of the Company’s accounts receivable and applying a percentage based on the Company’s historical experience. The Company evaluates the percentages applied to each category of aged accounts receivable periodically based on actual history of write-offs and collections and refines this formula-based approach accordingly for use in future periods. Receivable balances are written off when the Company has sufficient evidence to prove that they are uncollectible.

Inventories:

Inventories consist of product held at the Company’s manufacturing facility and warehouses, as well as finished goods at customer sites for which the customer has taken possession, but based on specific contractual terms, title has not yet passed to the customer. The Company may ship inventory to existing customers that require additional equipment to expand their existing networks prior to the signing of an expansion contract. Inventories are stated at the lower of cost or market value, based on the FIFO method of accounting. Write-downs are based on the assumptions about future market conditions and customer demand, including projected changes in average selling prices resulting from competitive pricing pressures. The Company continually monitors inventory valuation for potential losses and obsolete inventory at its manufacturing facilities as well as at customer sites. If actual market conditions are less favorable than those projected by management, additional write-downs may be required. If actual market conditions are more favorable than anticipated, the previously written down inventory may be sold to customers and result in lower cost of sales and higher income from operations than expected in that period.

Deferred costs:

Deferred costs consist of product shipped to the customer for which the rights and obligations of ownership have passed to the customer but revenue has not yet been recognized due to prolonged acceptance periods for tests and the existence of undelivered elements, such as post-contract support including software update rights for which the Company does not have a vendor specific objective evidence of fair value. All deferred costs are stated at cost. Management periodically assesses the recoverability of deferred costs and provides reserves against deferred cost balances when recovery of deferred costs is not probable. Recoverability is evaluated based on various factors including the length of time the product has been held at the customer site, the viability of payment, including assessment of product demand if a revenue sharing arrangement exists and/or the evaluation if a related transaction will result in a gross margin loss. In a loss situation for a transaction, the deferred cost balance is adjusted for impairment equal to the value of the excess of cost over the amount of revenue that will be eventually recognized for the transaction. Revenue and cost of sales are recorded when final acceptance is received from the customer. With greater concentration of product at customer sites under contract with specific or individual customers, the financial conditions of such specific or individual customers may result in increased concentration risk exposure for the Company’s inventory. For any post contract support services contracts signed before the Company’s adoption of ASU 09-13/14, where the related revenue is deferred due to lack of VSOE for post contract support, the entire related deferred direct costs are classified as a noncurrent asset.

Property, Plant and Equipment:

Property, plant and equipment are recorded at cost and are stated net of accumulated depreciation. Depreciation is provided for on a straight-line basis over the estimated useful lives of the related assets. Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful lives or the term of the lease. When assets are disposed, the cost and related accumulated depreciation are removed from the accounts and the resulting gains or losses are included in results of operations. The Company generally depreciates its property, plant and equipment over the following periods:

Years
Furniture, test or manufacturing equipment	5
Computers and software	2 – 3
Automobiles	5
Leasehold improvements	Lesser of the term of the lease or the estimated useful lives of the assets

Depreciation expense was $2.9 million, $5.4 million, and $4.4 million, for the years ended December 31, 2014, 2013 and 2012, respectively, which included accelerated amortization of leasehold improvements amounting to $ 0.2 million for early termination of a portion of Hangzhou office lease, $2.0 million for the Beijing and a portion of Hangzhou offices lease and $0.9 million for the Beijing office lease due to the early termination of leases for the years ended December 31, 2014, 2013 and 2012, respectively.

Other than Temporary Impairment on Investment:

The Company reviews its investments for an other-than-temporary impairment whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. Investments identified as having an indication of impairment are subject to further analysis to determine if the impairment is other-than-temporary and this analysis requires estimation the fair value of the investment. In making this determination, the Company reviews several factors to determine whether the losses are other-than-temporary, including but not limited to: (i) the length of time the investment was in an unrealized loss position, (ii) the extent to which fair value was less than cost, (iii) the financial condition and near term prospects of the issuer, and (iv) the Company’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value. The determination of fair value of the investment involves considering factors such as current economic and market conditions, the operating performance of the companies including current earnings trends and forecasted cash flows, and other company and industry specific information. Investment impairments recorded as an other-than-temporary were $3.9 million, $9.4 million, and $3.0 million, for the years ended December 31, 2014, 2013 and 2012, respectively.

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

Advertising Costs:

The Company expenses all advertising costs as incurred. Payment to customers for marketing development costs are accounted for as a reduction of the revenue associated with customers as incurred. For the years ended December 31, 2014, 2013 and 2012, advertising costs totaled $0.1 million, $0.1 million, and $0.2 million, respectively.

Restructuring Liabilities, Litigation and Other Contingencies:

The Company accounts for its restructuring plans using the guidance provided in ASC 420 “Exit or Disposal Cost Obligations” and ASC 712 “Compensation—Nonretirement Postemployment Benefits”. The Company accounts for litigation and contingencies in accordance with ASC 450, “Contingencies”, which requires that the Company record an estimated loss from a loss contingency when information available prior to issuance of the Company’s financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of loss can be reasonably estimated.

Stock-Based Compensation:

Stock-based compensation expense for all share-based payment awards granted to employees is determined based on the grant-date fair value. Stock-based compensation expense for restricted stock awards is measured based on the closing fair market value of the Company’s ordinary shares on the date of grant. Stock-based compensation expense for stock options is estimated at the grant date based on each option’s fair value as calculated by Black-Scholes model. Stock-based compensation is expensed ratably on a straight-line basis over the requisite service period, which is generally the vesting term of the share-based payment awards. The performance-based restricted stock units are subject to the attainment of goals determined by the Compensation Committee of the Company’s Board of Directors. The Company records the relevant stock-based compensation for the performance-based restricted stock units based on the probability of meeting the performance conditions.

Accumulated Other Comprehensive Income (AOCI):

Accumulated Other Comprehensive Income mainly consisted of foreign currency translation and the unrealized gain or loss from available-for-sale investments. The changes in AOCI, including the amounts reclassified to income, were as follows:

Foreign currency translation and unrealized gain, net of tax
(in thousands)
Balance at December 31, 2012	$79,621
Loss recorded in other comprehensive loss	(6,671)
Less: Gain reclassified from AOCI to income	(7,088)
Balance at December 31, 2013	65,862
Loss recorded in other comprehensive loss	(2,902)
Unrealized gain from available-for-sale investments	673
Less: Loss reclassified from AOCI to income	121
Balance at December 31, 2014	$63,754

As of December 31, 2014 and 2013, no accumulated other comprehensive income or loss is attributable to non-controlling interests.

The Company reclassifies foreign currency translation adjustments from AOCI to income upon sale or upon complete or substantially complete liquidation of investments in foreign entities, with the amounts attributable to the entities and accumulated in the translation adjustment component of equity is both: (a) removed from the separate component of equity; and (b) reported as part of the gain or loss on sale or liquidation of the investment for the period during which the sale or liquidation occurs. During fiscal 2014, the Company recognized and reclassified $0.1 million to net loss from the cumulative translation adjustment previously recorded in accumulated other comprehensive income upon the liquidation of three Chinese entities. The prior cumulative translation adjustment primarily resulted from the difference between local functional currency and the Company’s reporting currency.

On October 4, 2014, one of the Company’s cost method investees, Cortina, was acquired by Inphi Corporation, or Inphi, a public company listed on the New York Stock Exchange. Upon the Merger agreement between Inphi and Cortina, considering the total consideration amount of this acquisition and the Company’s interest holding as of September 30, 2014, the Company recorded a $1.5 million realized investment disposal loss in the third quarter of 2014. In exchange for the 1% interest in Cortina, the Company received 124,395 shares of Inphi on November 14, 2014. Management assessed the shares and classified them as available-for-sale securities and subject to fair value accounting. As of December 31, 2014, the fair value of the shares was $2.3 million, which resulted in an unrealized gain of $0.5 million and is recorded in Other Comprehensive Loss in the year ended December 31, 2014.

As of December 31, 2013, the Company held a $20.0 million Convertible Bond of UTStarcom Hong Kong Holdings Ltd. issued to the Company. The Convertible Bond was classified as available-for-sale debt securities subject to fair value accounting. As of December 31, 2014, the fair value of the Convertible Bond approximates $20.2 million, using the Cox, Ross and Rubinstein Binomial Model (“Binomial-Model”), which is based on the fair value of invested capital evaluated by an income approach. Therefore, the Company recognized $0.2 million unrealized gain in Other Comprehensive Income.

Income Taxes:

The Company is subject to income taxes in both the United States and numerous foreign jurisdictions. Significant judgment is required in evaluating the Company’s tax positions and determining its provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes the tax benefit (expense) from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The Company recognizes interest expense and penalties related to income tax matters as part of the provision for income taxes.

The Company recognizes deferred income taxes as the difference between the tax bases of assets and liabilities and their financial statement amounts based on enacted tax rates. Management judgment is required in the assessment of the recoverability of the Company’s deferred tax assets based on its assessment of projected taxable income. Numerous factors could affect the Company’s results of operations in the future. If there was a significant decline in the Company’s future operating results, its assessment of the recoverability of its deferred tax assets would need to be revised, and any such adjustment to its deferred tax assets would be charged to income in that period. If necessary, the Company records a valuation allowance to reduce deferred tax assets to an amount management believes is more likely than not to be realized. Changes in estimates of taxable income in the future could result in reversal of the valuation allowances which would be credited to income in the year of reversal.

The Company provides U.S. taxes on foreign undistributed earnings that are not considered to be permanently reinvested outside the United States.

Financial Instruments:

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

Foreign Currency Translation:

The Company’s operations are conducted through international subsidiaries where the local currency is the functional currency and the financial statements of those subsidiaries are translated from their respective functional currencies into U.S. Dollars. All foreign currency assets and liabilities are translated at the period-end exchange rate and all revenues and expenses are translated at the average exchange rate for the period. The effects of translating the financial statements of foreign subsidiaries into U.S. Dollars are reported as a cumulative translation adjustment, a separate component of accumulated other comprehensive income in stockholders’ equity. During fiscal 2014, the Company recognized $0.1 million to net loss from the cumulative translation adjustment previously recorded in accumulated other comprehensive income upon the liquidation of three Chinese entities. During fiscal 2013, the Company recognized $7.1 million to net income from the cumulative translation adjustment previously recorded in accumulated other comprehensive income upon the liquidation of two previously inactive Chinese entities. The prior cumulative translation adjustment primarily resulted from the difference between local functional currency and the Company’s reporting currency.

The foreign currency translation gain(loss) related to the remeasurement of transactions denominated in other than the functional currency is included in other income(expenses), net on the Company’s Consolidated Statements of Operations and Comprehensive Loss. In connection with this remeasurement process, the Company recorded losses of 0.6 million, gains of $3.9 million and losses of $4.7 million in the years ended December 31, 2014, 2013 and 2012, respectively.

Earnings per Share:

Basic earnings per share, or EPS, is computed by dividing net income (loss) available to holders of ordinary shares or common stockholders, by the weighted average number of the Company’s ordinary shares outstanding, as applicable, during the period, which excludes unvested restricted stock. Diluted EPS presents the amount of net income (loss) available to each ordinary share, outstanding during the period plus each ordinary share that would have been outstanding assuming the Company had issued ordinary shares, for all dilutive potential ordinary shares outstanding during the period. The Company’s potentially dilutive ordinary shares include outstanding stock options, unvested restricted stock and restricted stock units. The following table summarizes the total potential ordinary shares that were excluded from the diluted per share calculation, because to include them would have been anti-dilutive for the period.

	Years ended December 31,
	2014	2013	2012
	(in thousands)
Anti-dilutive stock options and awards/units outstanding	1,784	1,734	2,002
Total(1)	1,784	1,734	2,002

(1)	Calculated using the treasury stock method, which assumes proceeds are used to reduce the dilutive effect of outstanding stock awards. Assumed proceeds include the unrecognized deferred compensation of share awards, and assumed tax proceeds from excess stock-based compensation deductions.

For the years ended December 31, 2014, 2013 and 2012, no potential ordinary shares were dilutive because of the net loss incurred in those years, therefore basic and dilutive EPS were the same.

Recent Accounting Pronouncements:

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606).” The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

To achieve that core principle, an entity should apply the following steps:

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

As compared to existing guidance on revenue recognition, this Update will significantly enhance comparability of revenue recognition practices across entities, industries, jurisdictions, and capital markets. Because the guidance in this Update is principles-based, it can be applied to all contracts with customers regardless of industry-specific or transaction-specific fact patterns.

The guidance in this Update also improves U.S. GAAP by reducing the number of requirements to which an entity must consider in recognizing revenue. For example, before this Update an entity would have potentially considered industry- specific revenue guidance for some transactions, in addition to general revenue guidance and potentially other relevant guidance that commonly affects revenue transactions. Rather than referring to several locations for guidance, this Update provides a comprehensive framework within Topic 606. As a result of issuing this Update, the FASB concluded that over time the guidance for recognizing revenue in U.S. GAAP should be less complex than current guidance.

Additionally, the guidance requires improved disclosures to help users of financial statements better understand the nature, amount, timing, and uncertainty of revenue that is recognized. The comprehensive disclosure package will improve the understandability of revenue, which is a critical part of the analysis of an entity's performance and prospects. Furthermore, this Update provides guidance for transactions that are not addressed comprehensively (for example, service revenue, contract modifications, and licenses of intellectual property). Finally, the guidance will apply to all entities, including nonpublic entities that previously did not have extensive guidance.

Disclosures

An entity should disclose sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. Qualitative and quantitative information is required about:

1.	Contracts with customers—including revenue and impairments recognized, disaggregation of revenue, and information about contract balances and performance obligations (including the transaction price allocated to the remaining performance obligations)

2.	Significant judgments and changes in judgments—determining the timing of satisfaction of performance obligations (over time or at a point in time), and determining the transaction price and amounts allocated to performance obligations

3.	Assets recognized from the costs to obtain or fulfill a contract.

For a public entity, the amendments in this Update are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The Company believes the adoption of this ASU will have a material and comprehensive effect on the Company’s financial position, results of operations. Currently, management is in the process of assessing the impact resulting from the adoption of this ASU.

In June 2014, the FASB issued ASU 2014-12, “Compensation—Stock Compensation (Topic 718).” The amendments require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Topic 718 as it relates to awards with performance conditions that affect vesting to account for such awards. As such, the performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved. As indicated in the definition of vest, the stated vesting period (which includes the period in which the performance target could be achieved) may differ from the requisite service period.

For all entities, the amendments in this Update are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The effective date is the same for both public business entities and all other entities. The Company will not early adopt this Update, and believes the adoption of this ASU will not have a material effect on the Company’s financial position, results of operations or cash flows.

In August 2014, the FASB issued ASU 2014-12, “Presentation of Financial Statements—Going Concern (Subtopic 205-40).” Previously, there was no guidance in GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern or to provide related footnote disclosures. The amendments in this Update provide that guidance. In doing so, the amendments should reduce diversity in the timing and content of footnote disclosures. The amendments require management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management’s plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued)

The amendments in this Update are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. The Company will not early adopt this Update, and believes the adoption of this ASU will not have a material effect on the Company’s financial position, results of operations or cash flows.

In January 2015, the FASB issued ASU 2015-01, “Income Statement Extraordinary and Unusual Items”. This standard eliminates the concept of extraordinary and unusual items from U.S. GAAP. The new standard is effective for annual and interim periods after December 15, 2015. Early adoption is permitted. The Company will not early adopt this Update, and believes the adoption of this ASU will not have a material effect on the Company’s financial position, results of operations or cash flows.

In February 2015, the FASB issued the ASU 2015-02, “Consolidation (Topic 810) — Amendments to the Consolidation Analysis”, which amends the criteria for determining which entities are considered VIEs, amends the criteria for determining if a service provider possesses a variable interest in a VIE and ends the deferral granted to investment companies for application of the VIE consolidation model. The ASU is effective for interim and annual periods beginning after December 15, 2015. Early application is permitted. The Company will not early adopt this Update, and believes the adoption of this ASU will not have a material effect on the Company’s financial position, results of operations or cash flows.

NOTE 3—DIVESTITURES

During the year ended December 31, 2010, the Company completed its divestitures of China Packet Data Services Node (“PDSN”) Assets, EMEA operations, and IP Messaging and US PDSN Assets. During the year ended December 31, 2012, the Company completed its divestiture of the IPTV equipment business. During the year ended December 31, 2013, the Company completed its divestitures of the Next Generation Network (“NGN”) equipment business and DOCSIS-EOC product line.

China PDSN Assets

In the third quarter of 2010, the Company completed a sale of its China PDSN assets. The divested assets were part of the Multimedia Communications segment. After the close of the transactions, the Company remained the primary obligor for certain sales contracts that were in place prior to the close of the transaction. The Company allocated proceeds to each component of the sales agreement based on relative fair values and recorded a gain of $1.6 million upon closing of the transaction in September 2010. The Company determined that the sale of this product line did not meet the criteria for presentation as a discontinued operation because of the Company’s continuing involvement. In the third quarter of 2011, the Company entered into a three-party assignment agreement to transfer and release substantially all of the remaining obligations in connection with the sale of China PDSN assets. The Company recognized a gain on divestiture of approximately $4.3 million in year 2011. The Company reassessed and concluded that the three-party assignment agreement was executed beyond the one year reassessment period after its completion of disposal, and there was no triggering event requiring an extension of the reassessment period beyond one year. Therefore, presentation of discontinued operations was not appropriate. In 2012, the Company recognized a gain of $0.8 million as it successfully assigned all the remaining obligations associated with the China PDSN assets and released the related deferred gain. As of December 31, 2012, the Company had no remaining China PDSN deferred gain.

EMEA Operations

In September 2010, the Company entered into an agreement to sell its EMEA, or Europe, Middle East and Africa, operations for no consideration. In 2010, the Company recognized expenses of approximately $0.9 million as a divestiture loss for its obligations primarily arising out of local statutory requirements such as severance fund for transferred employees and other miscellaneous operational costs. The Company had paid approximately $0.7 million to the buyer in 2010 and $1.0 million remains in the accrual balance.

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

IPTV operations

On August 31, 2012, the Company completed a sale of its IPTV business to an entity founded by our former CEO, and paid a total consideration of approximately $30.0 million related to the net liabilities transferred. In connection with the transaction, the Company transferred approximately $41.4 million in current assets, $1.2 million in property, plant and equipment and other long term assets and $74.1 million in liabilities, and as a result, the Company recorded a net loss of $17.5 million during 2012 related to the transaction, which primarily consisted of the $1.5 million gain on the net release of liabilities, offset by $13.4 million of severance-related amounts either paid to the buyer or accrued for payments to terminated IPTV employees, write-off of $3.8 million of prepaid VAT no longer recoverable due to the disposition and $1.7 million of transaction costs. As of December 31, 2012, the remaining unpaid balance related to the divestiture was approximately $0.6 million. In the second quarter of 2013, The Company paid $0.5 million which was recorded as offset to the remaining accrual balance and recognized $0.1 million divestiture gain.

As some customers were not willing to assign their contracts to the buyer, the Company is still the primary obligor for those contracts that were not legally assigned to the buyer. Even though the Company signed back-to-back contracts to transfer all obligations and associated economic risks and benefits to the buyer, from the customer point of view, the Company is the sole and only obligor to their contracts. If the buyer fails to fulfil its obligations under the back to back contracts with respect to these un-assigned contracts with the Company, the company is still obligated to fulfil the obligations under the un-assigned contracts with the customers. Therefore, the Company was not able to derecognize the related liabilities of those un-assigned contracts. According to the back-to-back contracts with the buyer, all of the obligations and associated economic risks and benefits of the un-assigned contracts had been transferred to the buyer of the IPTV business. Therefore, the Company recorded the portion of the payment ($22.7 million) made to the buyer at the time of the divestiture as the prepaid service cost to fulfil the remaining liabilities related to those un-assigned contracts. As of August 31, 2012, the Company had both liabilities and assets of $47.3 million related to those un-assigned contracts:

Million
Deferred revenues	$10.0
Customer advances	37.3
Total liabilities associated with the unassigned IPTV contracts	47.3

Deferred contract costs	24.6
Prepaid contract service costs to buyer	22.7
Total assets associated with the un-assigned IPTV contracts	$47.3

The Company continues to recognize revenue for those unassigned contracts when the revenue recognition criteria as mentioned above are met. At the same time, the Company recognizes an equal amount of the deferred costs associated with those contracts. Therefore, there is no gross margin impact from the future revenue recognition of these unassigned contracts. The Company continues to derecognize both the liabilities and deferred costs when the related contracts are legally assigned subsequently. During the post divestiture period in 2012, the Company recorded $2.2 million in revenues and related costs in the Consolidated Statements of Operations and Comprehensive Loss relating to these unassigned contracts. During the years ended December 31, 2014 and 2013, the Company recorded $4.3 million and $1.4 million in revenues and related costs in the Consolidated Statements of Operations due to meeting the revenue recognition criteria. As of December 31, 2014, the Company had both liabilities and deferred costs of $21.5 million, respectively, related to those un-assigned contracts.

Moreover, on August 31, 2012, UTStarcom Hong Kong Holdings Ltd., a subsidiary prior to its disposal to the buyer as part of the sale of the IPTV business, issued a convertible bond (the “Convertible Bond”) to UTStarcom Hong Kong Ltd., a subsidiary of the Company, in the principal amount of $20.0 million, which said principal amount was paid by the Company in cash. According to the terms of the Convertible Bond, the Convertible Bond bears interest at 6.5% per annum and will be mature on August 31, 2017 (the Maturity Date). On or prior to the Maturity Date, upon UTStarcom Hong Kong Holdings Ltd achieving breakeven on its statement of operations(the “P&L run-rate breakeven”), $5.0 million of principal of the Convertible Bond was to be converted into 8% of the outstanding shares of UTStarcom Hong Kong Holding Ltd. At the Maturity Date, the Company has the option to convert the outstanding principal amount of the Convertible Bond and all accrued and unpaid interest into fully paid and nonassessable ordinary shares of UTStarcom Hong Kong Holding Ltd. equal to 25% (if 8% of shares specified above have been issued) or 33% of the outstanding shares of UTStarcom Hong Kong Holding Ltd or to receive repayment in cash. During the years ended December 31, 2014, 2013 and 2012, the IPTV business accounted for $4.3 million, $1.4 million, and $29.5 million, respectively of the Company’s revenues. The Company determined that the divestiture of IPTV business did not meet the criteria for presentation as a discontinued operation due to the significant continuing involvement of the Company in the IPTV operations. The Convertible Bond has been classified as available-for-sale securities subject to fair value accounting. See Note 6—Cash, Cash Equivalents and Investments. On April 7, 2015, the Company entered an agreement with UTStarcom Hong Kong Holdings Ltd., which is an unaffiliated entity of the Company, for the early repayment and conversion of the $20 million Convertible Bond. The agreement was effective on April 7, 2015. Pursuant to the agreement, UTStarcom Hong Kong Holdings Ltd. paid $10.0 million in cash to the Company as partial payment of the principal of the Convertible Bond. The remaining principal and the interest of the Convertible Bond were converted to 14% equity interest of UTStarcom Hong Kong Holdings Ltd.

NGN operations

On March 22, 2013, the Company entered into an agreement to divest all of its NGN related assets and liabilities to a third party. Pursuant to the agreement, the Company recorded $3.2 million in divestiture losses consisting of $2.7 million as compensation to the buyer for taking over a loss making business and $0.5 million of severance for the transferred employees, signing bonus and retention bonus to incentivize certain key employees to sign employment contracts with the buyer. The remaining accrual balance as of December 31, 2013 was $0.8 million, which was fully paid in the second quarter of 2014, and the divestiture was legally completed. The Company determined that the sale of this product line did not meet the criteria for presentation as a discontinued operation because of the Company’s continuing involvement.

Sale of DOCSIS-EOC product line

On March 22, 2013, the Company entered into the agreement to dispose its DOCSIS-EOC product line to a third party with a cash consideration of $1.8 million paid by the buyer. This product was a cable broadband access product adopting or in connection with the C-DOCSIS technology and serving as cable modem termination server. At the date of the transfer, this product was still under the development phase with no customer orders. The Company completed the transaction in 2013, receiving the full amount of $1.8 million, and recorded that amount as a divestiture gain. The transaction was completed in the third quarter of 2013. The product line was not a reportable segment under ASC 280, nor an operating segment or reporting unit. As the product line does not have separable cash flow, as it shared services and costs with other product lines in the broadband unit, the Company determined that the sale of this product line did not meet the criteria for presentation as a discontinued operation.

NOTE 4—COMPREHENSIVE LOSS

Total comprehensive loss for the years ended December 31, 2014, 2013 and 2012 consisted of the following:

	Years ended December 31,
	2014	2013	2012
	(in thousands)
Net loss	$(30,264)	$(22,730)	$(35,579)
Other comprehensive loss
Unrealized gain from available-for-sale investments	673	-	-
Net change in cumulative translation adjustment	(2,781)	(13,759)	(3,272)
Total comprehensive loss	(32,372)	(36,489)	(38,851)
Comprehensive loss attributable to non-controlling interests(1)	-	9	1,194
Comprehensive loss attributable to UTStarcom Holdings Corp	$(32,372)	$(36,480)	$(37,657)

(1)	Comprehensive loss attributable to non-controlling interests consisted solely of net loss.

The changes in non-controlling interests during the years ended December 31, 2014, 2013 and 2012 were as follows:

	Years ended December 31,
	2014	2013	2012
	(in thousands)
Balance at beginning of period	$—	$814	$6,401
Comprehensive loss attributable to non-controlling interests	—	(9)	(1,194)
Non-controlling interests reduction from deconsolidation	—	(805)	(4,393)
Balance at end of period	$—	$—	$814

NOTE 5—BALANCE SHEET DETAILS

The following tables provide details of selected balance sheet items:

	December 31, 2014	December 31, 2013
	(in thousands)
Inventories:
Raw materials	$4,127	$3,225
Work in process	3,952	1,344
Finished goods(1)	12,580	18,786
Total Inventory	$20,659	$23,355

(1)	Includes finished goods at customer sites of approximately $11.6 million and $14.7 million at December 31, 2014 and 2013, respectively, for which the customer has taken possession, but based on specific contractual terms, title has not yet passed to the customer and for which revenue has not yet been recognized.

	December 31, 2014	December 31, 2013
	(in thousands)
Prepaids and other current assets
Prepaid tax	$4,323	$4,894
Advance to suppliers	1,944	223
Deferred taxes—current	3,668	3,534
Other receivable(1)	4,413	8,579
Prepaid others	4,989	4,322
Total Prepaids and other current assets	$19,337	$21,552

(1)	The other receivable balance includes loans of approximately $2.0 million and $5.6 million as of December 31, 2014 and December 31, 2013, respectively, made to ESA Cultural Investment (Hong Kong) limited (“borrower” or ESA), a movie investment company with its operations located in Beijing. The Company signed the loan agreement for a total amount of $5.6 million in the fourth quarter of 2012, and $4.0 million was drawdown in the fourth quarter of 2012 with the remaining in the first quarter of 2013. The loan bears interest at 20% per annum and originally matured on December 31, 2013, with a subsequently extended maturity date on 50% of the loan, or $2.8 million, to June 30, 2014, and the other half extended to December 31, 2014. In the fourth quarter of 2014, the Company received $0.8 million against the principal of the outstanding entrusted loan amount. The Company has performed an assessment on the need for a valuation reserve due to collectability risk and $2.8 million was reserved as of December 31, 2014 as the collection term was due. The management expects to collect the remaining $2.0 million balance in the second quarter of 2015.

The other receivable balance includes the amount of $1.08 million paid to UiTV in July and August of 2014. UiTV used this amount to purchase Set Top Boxes for the Internet television service in Thailand. Pursuant to the contract, UiTV will repay in installments, starting from January of 2015 to July of 2018.

	December 31, 2014	December 31, 2013
	(in thousands)
Property, plant and equipment, net:
Leasehold improvements	5,290	$6,009
Automobiles	2,077	2,129
Software	6,505	7,191
Computer, Equipment and Furniture	45,981	53,085
Others	19	93
Total	59,872	68,507
Less: accumulated depreciation	(56,835)	(63,736)
Total Property, plant and equipment, net	$3,037	$4,771

During the years ended December 31, 2014, 2013 and 2012, the Company wrote off $7.3 million with accumulated depreciation of $7.3 million, $41.7 million with accumulated depreciation of $41.7 million, and $45.3 million with accumulated depreciation of $45.3 million of fully depreciated property, plant and equipment, respectively. In 2014, there was $0.2 million of accelerated depreciation of leasehold improvements related to the early termination of a lease of the Hangzhou facility. During 2013, there was $1.7 million of accelerated depreciation related to the early termination of a lease on the Hangzhou facility and $0.3 million accelerated depreciation as a result of combining back office functions in Beijing to the Company’s facilities in Hangzhou as part of a cost reduction initiative in 2013. During 2012, there was $0.9 million in accelerated amortization of Beijing Office leasehold improvements due to early termination of that lease. During 2012, in connection with the IPTV divestiture (See Note 3—Divestitures), the Company derecognized property, plant and equipment of $9.1 million with accumulated depreciation of $8.2 million, and in connection with the deconsolidation of UiTV (See Note 6—Cash, Cash equivalents and Investments), the Company derecognized property, plant and equipment of $2.0 million with accumulated depreciation of $0.6 million.

	December 31, 2014	December 31, 2013
	(in thousands)
Other current liabilities:
Accrued contract costs	$3,638	$3,175
Accrued payroll and compensation	4,705	8,136
Warranty costs	217	617
Accrued professional fees	816	1,946
Accrued other taxes	2,495	2,722
Other	3,592	5,834
Total other current liabilities	$15,463	$22,430

	December 31, 2014	December 31, 2013
	(in thousands)
Other long-term liabilities
Non current income tax payable	$14,048	$13,606
Non current deferred tax liability	46	37
Non current deferred rent	169	475
Others	1,753	2,668
Total other long-term liabilities	$16,016	$16,786

NOTE 6—CASH, CASH EQUIVALENTS AND SHORT AND LONG TERM INVESTMENTS

Cash and cash equivalents, consisting primarily of bank deposits and money market funds, are recorded at cost which approximates fair value because of the short-term nature of these instruments. There was no available-for-sale securities included in cash and cash equivalents at December 31, 2014 or December 31, 2013.

Short-term investments consist of available-for-sale securities and bank notes. There were $2.3 million available-for-sale securities and nil bank notes at December 31, 2014, and nil available-for-sale securities and bank notes at December 31, 2013. The Company accepts bank notes receivable with maturity dates of between three and six months from its customers in China in the normal course of business. The Company may discount these bank notes with banking institutions in China. The Company recognizes an impairment charge when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. In making this determination, the Company reviews several factors to determine whether the losses are other-than-temporary, including but not limited to: (i) the length of time the investment was in an unrealized loss position, (ii) the extent to which fair value was less than cost, (iii) the financial condition and near term prospects of the issuer, and (iv) the Company’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value.

As at December 31, 2014 and 2013, the Company had investments in convertible bonds and redeemable convertible preferred stock which were classified as available-for-sale securities and are subject to fair value accounting. Investments in debt securities classified as available for sale will be measured subsequently at fair value in the statement of financial position. An impairment charge will be recognized by the Company when a decline in the fair value below the cost basis is judged to be other-than-temporary.

The following table shows the break-down of the Company’s total long- term investments as of December 31, 2014 and December 31, 2013:

	Accounting Method	December 31, 2014	December 31, 2013
		(in thousands)
Cortina	Cost Method	$—	$3,348
GCT Semiconductor, Inc.	Cost Method	811	811
Xalted Networks	Cost Method	—	22
SBI	Cost Method	1,560	1,900
Investment using Cost Method Total		2,371	6,081
ACELAND	Equity Method	2,109	2,109
UiTV	Equity Method	—	5,308
Shareholder Loan to ACELAND	Equity Method	7,119	7,119
Investment using Equity Method Total		9,228	14,536
UiTV	Available for sale	20,000	25,971
AioTV	Available for sale	8,000	8,000
UTStarcom Hong Kong Holdings Ltd	Available for sale	20,200	20,000
Investments Classified as available-for-sale Total		48,200	53,971
Total Investment		$59,799	$74,588

Cortina

In September 2004, the Company invested $2.0 million in Series A preferred stock of ImmenStar, Inc., or ImmenStar. ImmenStar was a development stage company that designed a chip that was used in the Company’s product. This investment was accounted for under the cost method. In February 2007, ImmenStar was acquired by Cortina Systems, Inc., or Cortina. In exchange for the Company’s investment in ImmenStar, the Company received 3.6 million shares of Series D Preferred Convertible Stock of Cortina at $0.837 per share, $1.8 million cash in March 2007 and received an additional 0.4 million shares of Series D Preferred Convertible Stock at $0.837 per share and $0.2 million cash from escrow during 2008. The Company owned an approximately 1% interest of Cortina at December 31, 2013.

On October 30, 2014, Cortina was acquired by Inphi Corporation, or Inphi, a public company listed on the New York Stock Exchange. Upon the Merger agreement between Inphi and Cortina, considering the total consideration amount of this acquisition and the Company’s interest holding as of September 30, 2014, the Company recorded $1.5 million realized investment disposal loss in the third quarter of 2014. In exchange for the 1% interest in Cortina, the Company received 124,395 shares of Inphi on November 14, 2014. Management assessed the shares and classified them as available-for-sale securities and subject to fair value accounting. As of December 31, 2014, the fair value of the shares is $2.3 million, which results in an unrealized gain of $0.5 million in Other Comprehensive Income. As of December 31, 2014, this investment is included in “Short-term investment”. In February of 2015, the Company sold the 124,395 shares of Inphi stock with a total cash consideration of $2.4 million.

GCT Semiconductor

In October 2004, the Company invested $3.0 million in Series D preferred convertible stock of GCT Semiconductor, Inc., or GCT, which designs, develops and markets integrated circuit products for the wireless communications industry. This investment represents approximately 0.8% interest in GCT as of December 31, 2014, and is accounted for under the cost method. In the fourth quarter of 2012, the Company reassessed the fair value of its investment in GCT (level 2 within the fair value hierarchy) based on reviewing GCT’s operational performance, cash position, financing needs and the stock price of latest private equity financing obtained by GCT, and as a result recorded a $2.2 million impairment charge in impairment of long-lived assets and long term investments, net due to an other-than-temporary decline in the fair value of GCT. During the year of 2014, the Company assessed the fair value of GCT, and concluded that there was no impairment relating to this investment.

Xalted Networks, or Xalted

In May 2005 and August 2005, the Company invested $2.0 million and $1.0 million, respectively, in Xalted. In March 2006, the Company invested an additional $0.3 million in Xalted. Xalted is a development stage company providing telecommunication operator customers with a comprehensive set of network systems, software solutions and service offerings. The Company had less than 10% ownership interest at December 31, 2014 and 2013, on a fully diluted basis, in Xalted and accounts for the investment using the cost method. During the third quarter of 2009, management re-evaluated the carrying value of this investment, and as a result, the Company determined that the decline in Xalted’s fair value was other-than-temporary and recorded a $1.7 million impairment charge in the third quarter of 2009. In the second quarter of 2011, Xalted completed a share exchange agreement with Kranem Corporation, or Kranem, a public company listed in Over the Counter Bulletin Board. This transaction was recorded as a reverse recapitalization. As a result of this transaction, Xalted became a holding company which did not have any operations other than owning 35% of the issued and outstanding shares of Kranem. In the fourth quarter of 2011 and the third quarter of 2012, the Company reassessed the fair value of its investment in Xalted (level 2 within the fair value hierarchy) based on the share price of Kranem, and as a result recorded a $0.5 million impairment charge in other income (expense) in 2011 and a $0.8 million impairment charge in impairment of long-lived assets and long term investments in 2012, due to an other-than-temporary decline in the fair value of Xalted. During 2013, the Company recorded $0.3 million in investment impairment charges based on the fair value assessment for Xalted (level 2 within the fair value hierarchy) based on the share price of Kranem. During 2014, Kranem filed for Chapter 11 protection with the U.S. Bankruptcy Court. Because of this, the Company recorded $0.02 million in investment impairment charges. As of December 31, 2014, the investment in Xalted has been fully impaired.

SBI NEO Technology A Investment LPS, or SBI

In 2008, the Company invested $0.5 million into SBI in exchange for approximately 2% of the Partnership interest. The Partnership’s investment objective is to invest in unlisted or listed companies in Japan and overseas that are engaged in high growth businesses, including businesses focused on information technology and the environment. In the fourth quarter of 2012, the first quarters of 2011 and 2010, the Company contributed an additional $0.6 million, $0.7 million and $0.7 million into SBI, respectively, and maintained a partnership interest of approximately 2% as of December 31, 2014 and 2013. The Company has concluded that it does not have a controlling interest in SBI as it does not have the power to direct the activities of SBI that most significantly impact the entity’s economic performance nor does it have significant influence over SBI. Affiliates of a related party have a controlling interest in SBI. See “Note 16—Related Party Transactions.” The Company accounts for the investment in SBI using the cost method. During the year of 2014, the Company assessed the fair value of SBI, and concluded that there was no impairment relating to this investment. In the fourth quarter of 2014, the Company received $0.1 million from SBI which was recorded as a reduction to offset the SBI investment as of December 31, 2014.

ACELAND Investment Limited

In December 2010, the Company invested $2.1 million into ACELAND. ACELAND is a joint venture entity with ZTE H.K. Limited. The entity’s investment objective is to participate in the investment in Wireless City Planning operated by Softbank to develop XGP business. Pursuant to the investment agreement, in the second quarter of 2011, the Company extended a shareholder loan to ACELAND in the amount of $7.1 million which could be used by ACELAND to subscribe for Class B Wireless City Planning shares. The shareholder loan was made by all shareholders of ACELAND in proportion to their equity interests in ACELAND. Based on the terms of the loan which make repayment contingent on certain events, the Company accounted for it as an equity investment.

The Company owned an approximately 35% interest in ACELAND as at December 31, 2014 and accounts for the investment in ACELAND using the equity method. ACELAND is a holding company and its sole investment is the 5.82 % interest of Wireless City Planning, which is a company in early stage whose fair value fluctuated immaterially from 2013 to 2014. ACELAND did not incur any significant income or losses in 2014 and 2013.

AioTV Inc.

In November 2012, the Company invested $8 million in Series B Preferred Stocks of AioTV Inc, or AioTV, at $0.320937 per share. AioTV stands for “all-in-one TV” and is an international cloud-based video aggregation and distribution platform. The investment objective is to give the Company access to technology that will support its rollout of subscription-based, value- added media services. The Company owned a 44% equity interest in AioTV as of December 31, 2014. The preferred stock has been classified as available- for-sale securities as it is not considered to be in-substance common stock due to their redemption feature and is thus subject to fair value accounting. AioTV currently cooperates with consumer electronics makers, cable and telecommunications service providers in North America, South America and Europe. During the year of 2014, the Company assessed the fair value of the investment, and concluded that there was no significant change in fair value relating to this investment. To estimate its fair value, the Company used the option-pricing method and Ross and Rubinstein Binomial Model (“Binomial-Model”), which is based on the fair value of invested capital evaluated by an income approach. The significant inputs for the valuation model included the following:

Years Ended December 31 2014
Total fair value of invested capital as at valuation date (in thousands)	11,954
Risk free rate of interest	1.7%
Dividend yield	0.0%
Expiration date	2017/11/14
Volatility	55.5%

The fair value of the invested capital has been determined using income approach including a discounted cash flow model and unobservable inputs including assumptions of projected revenue, expenses, capital spending, other costs and a discount rate of 32% by using the weighted average cost of capital method.

Risk free rate of interest adopted for the valuation were estimated based on the US Sovereign Strips Curve plus default risk spread between US and China.

Dividend yield was assumed to be 0% considering that AioTV plans to retain profit for corporate expansion and hence have no plan to distribute dividends in the near future.

Expiration date is the expected date of illiquidity event estimated by management.

The expected equity volatility was estimated based on the annualized standard deviation of the daily stock price return of comparable companies for the period before the valuation date and with a similar time span as to expiration.

UTStarcom Hong Kong Holdings Ltd.,

UTStarcom Hong Kong Holdings Ltd., previously a subsidiary prior to its disposal to the buyer as part of the sale of the IPTV business, is an entity owned by the former CEO of the Company, and is not a subsidiary of the Company. On August 31, 2012, the Company completed a sale of its IPTV business to UTStarcom Hong Kong Holdings Ltd. and paid approximately $30.0 million. In connection with this transaction, the Company recorded a net loss of $17.5 million during 2012 as a result of this sale transaction. On the same day, UTStarcom Hong Kong Holdings Ltd., issued a convertible bond (the “Convertible Bond”) to UTStarcom Hong Kong Ltd., a subsidiary of the Company, in the principal amount of $20.0 million. According to the terms of the Convertible Bond, the Convertible Bond bears interest at 6.5% per annum and will mature on August 30, 2017 (the Maturity Date). On or prior to the Maturity Date, if UTStarcom Hong Kong Holdings Ltd. achieves operating income break-even, $5.0 million of principal of the Convertible Bond will be converted automatically into 8% of the outstanding shares of UTStarcom Hong Kong Holdings Ltd. At the Maturity Date, the Company may convert the outstanding principal amount of the Convertible Bond and all accrued and unpaid interest into fully paid and nonassessable ordinary shares of UTStarcom Hong Kong Holdings Ltd. equal to 25% (if 8% of shares specified above are issued) or 33% of the outstanding shares of UTStarcom Hong Kong Holdings Ltd. or may elect repayment in cash. The Convertible Bond was classified as available-for-sale securities subject to fair value accounting. As of December 31, 2014, the fair value of the Convertible Bond approximates $20.2 million. To estimate its fair value, the Company used the Cox, Ross and Rubinstein Binomial Model (“Binomial-Model”), which is based on the fair value of invested capital evaluated by an income approach. The significant inputs for the valuation model included the following:

Years Ended December 31 2014
Total fair value of invested capital as at valuation date (in thousands)	37,000
Risk free rate of interest	1.69%
Dividend yield	4%
Maturity date	2017/8/30
Volatility	49%

The fair value of the invested capital has been determined using income approach including discounted cash flow model and unobservable inputs including assumptions of projected revenue, expenses, capital spending, other costs and a discount rate of 40% by using the weighted average cost of capital method.

Risk free rate of interest adopted for the valuation were estimated based on the the US Sovereign Strips Curve plus a default risk spread between US and China.

Dividend yield was calculated to be 4% considering a debt to equity ratio of 50:50 throughout the Convertible Bond’s holding period per Management’s estimation. The coupon rate carried by the debt portion is 6.5% per annum whilst the expected dividend yield for equity portion is assumed to be zero by the Management given the fact that the underlying IPTV business is still in an early stage.

Maturity date is the time to maturity of the Convertible Bond according to the investment agreement.

The expected equity volatility were estimated based on the annualized standard deviation of the daily return embedded in the historical stock price of comparable companies with a time horizon close to the expected term determined based on the maturity date.

On April 7, 2015, the Company entered an agreement with UTStarcom Hong Kong Holdings Ltd. for the conversion of the $20 million Convertible Bond. The agreement was effective on April 7, 2015. Pursuant to the agreement, UTStarcom Hong Kong Holdings Ltd. paid $10.0 million in cash to the Company as partial payment of the principal of the Convertible Bond. The remaining part of the principal and the interest of the Convertible Bond were converted to 14% equity interest of UTStarcom Hong Kong Holdings Ltd.

UiTV Media Inc. or UiTV

On October 16, 2010, the Company invested in UiTV Media Inc. or UiTV (previously known as “iTV Media Inc. or iTV, which changed its name in the fourth quarter of 2014), by entering an Ordinary Shares Purchase Agreement with UiTV and Smart Frontier, the sole shareholder of UiTV, to purchase 5,100,000 ordinary shares at a total price of $10.0 million, which consisted of 51% of UiTV’s total shares which were held by Smart Frontier. The purchase price was paid by the Company’s ordinary shares, which would be repurchased back in future by the Company according to the Ordinary Shares Purchase Agreement. Concurrent with entering into the Ordinary Shares Purchase Agreement, the Company also entered into a Series A Preference Shares Purchase Agreement to purchase from UiTV 9,600,000 Series A Preference Shares for an aggregate cash consideration of $20.0 million. The Purchase Shares and the Series A Preference Shares together constitute 75% of the total shares of UiTV which gave the Company control over UiTV. The Company recorded this transaction as an acquisition of a business. The transactions closed on November 8, 2010. The Company issued 4,473,272 (or 1,491,091 after reverse share split) ordinary shares to Smart Frontier with a fair value of $9.8 million based on the market price of the Company’s ordinary share as at November 8, 2010 for the purchase price of $10.0 million for the UiTV ordinary shares and made cash payments of $20.0 million to UiTV for the purchase of Series A Preference Shares.

On April 15, 2012, the Share Exchange Agreement was entered into by the Company and the UiTV shareholders to exercise the repurchase right. The transaction was effective on June 4, 2012 and the transfer was completed on June 21, 2012. Upon the execution of the Share Exchange Agreement, 1,491,091 UTStarcom ordinary shares previously held by Smart Frontier were transferred back to the Company as treasury shares and the 5,100,000 ordinary shares of Stage Smart Limited previously held by UTStarcom were transferred back to Smart Frontier Holdings Limited. After the repurchase, the Company decreased its ownership in UiTV from 75% to approximately 49% and reduced its representation on the UiTV board of directors from three to two out of a total of five board seats, which triggered deconsolidation of UiTV from its consolidated financial statements starting from June 21, 2012. Since the remaining Series A Preference Shares of UiTV invested by the Company did not qualify as the in-substance common stock due to their substantive liquidation preference, the Company uses the cost method to account for the investment the UiTV Series A preference shares after the deconsolidation.

On December 3, 2012, UiTV issued a convertible bond to the Company for cash in the principal amount of $3.0 million which shall be convertible into the preference shares issued in a qualified financing, as defined in the convertible bond agreement, or additional Series A Preferred Stock, if a qualified financing is completed. The conversion price per share equals to the lesser of 85% of the per share price paid by the other purchaser of preference shares sold in the qualified financing and the price per share of the Series A Preferred Stock paid by the Company. According to the terms of the convertible bond, the convertible bond bears interest at 6.5% per annum and matured on December 31, 2013 and subsequently the maturity date was extended to December 31, 2015. The convertible bond is classified as available-for-sale securities subject to fair value accounting.

On January 2, 2013, UiTV issued another convertible bond to the Company for cash in the principal amount of $5.0 million with a maturity date of December 31, 2013, and also subsequently extended the maturity date to December 31, 2015. The issuance of these additional convertible bonds triggered a reassessment of the Company’s accounting for its investment in the preference shares. Due to the additional convertible bond investment and the decreasing fair value of the ordinary shares of UiTV in relation to the total fair value of that company, it was determined the preference shares of UiTV Media owned by the Company now substantively participated in the risks and rewards of UiTV Media, irrespective of the liquidation preferences, and were considered as in-substance common stock. Therefore, the Company concluded the equity method criteria had been met and the equity accounting commenced in the first quarter of 2013.After the Company’s preferred stock investment in UiTV has been reduced to zero as a result of the Company’s share of 49% UiTV losses, the remaining UiTV losses will be fully applied against the Company’s convertible bond investment balance until the carrying value of the convertible bond investment balance is reduced to zero. As a result, the Company recorded a total of $5.3 million and $9.6 million in losses for the preferred stock investment in 2014 and 2013, respectively, to reflect the Company’s share of 49% UiTV losses and recorded a total of $3.6 million in losses for the convertible bond investment in 2014 to reflect the 100% picking up of UiTV remaining losses. As of December 31, 2014, the remaining balance in the preferred stock is reduced to zero.

In the second quarter of 2013, the Company further invested in an additional $15.0 million convertible bond issued by UiTV Media with a maturity date of May 31, 2014. In the fourth quarter of 2013, the Company further invested in an additional $12.1 million convertible bond issued by UiTV Media of which $5.0 million was invested through cash with a maturity date of August 31, 2014 and $7.1 million through the conversion of outstanding receivables with a maturity date of December 31, 2015. No significant gain or loss was generated from the conversion of receivables to convertible bonds because it was converted at the book value of the receivables. Through December 31, 2014, the Company has invested $20.0 million preference shares and $35.1 million convertible bonds in UiTV Media. If converted, these investments represent approximately 73% of the equity of UiTV Media. Nevertheless, the Company does not have control over UiTV Media because the founder and CEO of UiTV Media retains the right to elect three of the five board members of UiTV Media unless the voting interests controlled by him falls below 10% of the total voting interests of UiTV Media. As the UiTV Media board of directors has the power to elect or dismiss officers, approve the budget, make strategic decisions and evaluate possible merger and acquisition opportunities of that company, the founder and CEO of UiTV Media controls that company. UiTV Media is considered as a Variable Interest Entity because it is thinly capitalized. Management has concluded the founder and CEO of UiTV Media was the primary beneficiary of UiTV Media for the year ended December 31, 2014, because he has meets the power criterion and loss/benefits criterion in accordance to ASC 81010-25. For the above reasons, the Company did not consolidate UiTV Media as for the year ended December 31, 2014. Once the Company’s preferred stock investment in UiTV has been reduced to zero as a result of the Company’s share of 49% of UiTV losses, the remaining UiTV losses will be fully applied against the Company’s convertible bond investment balance until the carrying value of the convertible bond investment balance is reduced to zero. After taking $2.4 million and $9.1 million impairment charge in 2014 and 2013, respectively, and $ 3.6 million as a result of the 100% UiTV remaining loss picking up in 2014, the convertible bond investments balance at December 31, 2014 was reduced to $20.0 million.

As of December 31, 2014, the Company evaluated the fair value of invested capital by an income approach and used the market approach as a cross check. Because the convertible bonds were already mature and the estimated business value of UiTV was lower than the redemption amount of the convertible bonds, all of the value of UiTV should first be distributed to the holder of the convertible bonds and no residual value would be left to the preferred and common shareholders. Therefore the fair value of convertible bonds was equal to the business enterprise value of UiTV and the fair value of the Series A Preferred Shares was nil. The significant inputs for the valuation model included the following:

Years Ended December 31, 2014
Total fair value of invested capital as at valuation date (in thousands)	20,000

The fair value of the invested capital has been determined using income approach including discounted cash flow model and unobservable inputs including assumptions of projected revenue, expenses, capital spending, other costs and a discount rate of 40% by using the weighted average cost of capital method.

Based on the above the assessment of the convertible bond, the Company concluded the fair value is less than the book value of the convertible bonds as of December 31, 2014, which will not recover in foreseeable future, thus in the year ended December 31, 2014, the Company recorded $2.4 million in impairment charges in investment impairments for the convertible bond. If the current controlling shareholder of UiTV is willing to amend certain provisions of the articles of incorporation that will allow the Company, based on its current shareholdings, to obtain control of UiTV, the Company, as its major investor, would provide an additional investment at fair market price to support the continuing operations of UiTV so as to enable it to meet its liabilities as they fall due and carry on its business.

The Company presents the below summarized condensed financial information of our equity method investees as our investments in those entities have exceeded the 10% thresholds laid out in Regulations SX 4-08(g) and 1-02(w).

	Condensed Year Ended December 31, 2014	Condensed Year Ended December 31, 2013	Condensed Year Ended December 31, 2012
	(In thousands)	(In thousands)	(In thousands)
Operating data:
Revenue	$7,460	$1,984	$165
Gross profit	$(116)	$(3,164)	$(1,835)
Loss from operations	$(12,087)	$(16,354)	$(13,210)
Net loss	$(15,469)	$(18,170)	$(13,460)
Net loss attributable to UTStarcom Holdings Corp.	$(13,744)	$(15,942)	$(12,797)

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
	(In thousands)	(In thousands)	(In thousands)
Balance sheet data:
Current assets	$6,582	$8,712	$4,849
Long-term assets	$10,062	$37,538	$30,151
Current liabilities	$(48,759)	$(1,384)	$(5,325)
Long-term liabilities	$(1,240)	$(56,047)	$(23,371)
Non-controlling interests	$4,570	$2,822	$584

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

Level 3—unobservable inputs based on the Company’s assumptions.

The Company’s financial instruments consist principally of cash and cash equivalents, short-term investments, restricted cash, accounts receivable, long-term investments, accounts payable and certain accrued expenses. Short-term investments consist of bank notes and available-for-sale securities with original maturities longer than three months and less than one year. As of December 31, 2014 and 2013, the respective carrying values of financial instruments except for long-term investments approximated their fair values based on their short-term maturities. As of December 31, 2014, the combined fair value of the entity’s long term investments in available-for-sale Level 3 convertible bond and redeemable securities was $48.2 million.

The following is a summary of available-for-sale investments as of December 31, 2014:

	Cost	Impairment charges and equity losses	Unrealized gain	Estimated fair value
		(in thousands)
Securities of a public company	$1,826	$—	$473	$2,299
Convertible bonds of privately-held company	45,971	5,971	200	40,200
Preferred convertible shares of privately-held company	8,000	—	—	8,000
Total available-for-sale investments	$55,797	$5,971	$673	$50,499

The following is a summary of available-for-sale investments as of December 31, 2013:

	Cost	Impairment charges and equity losses	Estimated fair value
	(in thousands)
Convertible bonds of privately-held company	$55,113	$9,142	$45,971
Preferred convertible shares of privately-held company	8,000	—	8,000
Total available-for-sale investments	$63,113	$9,142	$53,971

Financial assets measured and recognized at fair value on a recurring basis and classified under the appropriate level of the fair value hierarchy as described above were as follows:

	Level 1	Level 2	Level 3	Total
	(in thousands)
As of December 31, 2014
Short-term investments	$2,299	$—	$—	$2,299
Long-term investments	$—	$—	$48,200	$48,200
As of December 31, 2013
Short-term investments	$—	$—	$—	$—
Long-term investments	$—	$—	$53,971	$53,971

The following is the changes in financial assets using unobservable inputs (Level 3) for the years ended December 31, 2014, 2013 and 2012.

Amount In thousands
As of December 31, 2012	$31,000
Invested in Convertible bonds	32,113
Less: Impairment Charges	(9,142)
As of December 31, 2013	53,971
Invested in Convertible bonds	—
Less: Share of loss from Associates	(3,570)
Less: Impairment Charges	(2,401)
Add: Unrealized gain	200
As of December 31, 2014	$48,200

As of December 31, 2014 and 2013, the Company’s financial assets measured on a non-recurring basis included $11.6 million and $20.6 million of equity investments in privately-held companies, respectively.

NOTE 7—WARRANTY OBLIGATIONS AND OTHER GUARANTEES

The Company provides a standard warranty on its equipment and terminal sales for a period generally ranging from one to two years from the time of final acceptance. At times, the Company has entered into arrangements to provide limited warranty services for periods longer than two years. The Company provides for the expected cost of product warranties at the time that revenue is recognized based on an assessment of past warranty experience and when specific circumstances dictate. The Company assesses the adequacy of its recorded warranty liability every quarter and makes adjustments to the liabilities if necessary. Specific warranty accruals are reversed upon the expiration of the warranty period and are recorded as a reduction of cost of net sales. From time to time, the Company may be subject to additional costs related to non- standard warranty claims from its customers. If and when this occurs, the Company estimates additional accruals based on historical experience, communication with its customers and various assumptions that the Company believes to be reasonable under the circumstances. Such additional warranty accruals are recorded in the period in which the additional costs are identified.

(In thousands)
Balance at December 31, 2011	$4,660
Accruals for warranties issued during the period (benefit from expirations), net	2,039
Warranty reserve derecognized upon IPTV divestiture	(2,507)
Settlements made during the period	(2,863)
Balance at December 31, 2012	1,329
Accruals for warranties issued during the period (benefit from expirations), net	(473)
Settlements made during the period	(239)
Balance at December 31, 2013	617
Accruals for warranties issued during the period (benefit from expirations), net	(250)
Settlements made during the period	(150)
Balance at December 31, 2014	$217

Certain of the Company’s sales contracts include provisions under which customers would be indemnified by the Company in the event of, among other things, a third-party claim against the customer for intellectual property rights infringement related to the Company’s products. There are no limitations on the maximum potential future payments under these guarantees. Historically, the Company has not incurred material costs as a result of obligations under these agreements. It is not possible to determine the aggregate maximum potential loss under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement.

NOTE 8—COMMITMENTS AND CONTINGENCIES

Leases

The Company has entered into non-cancelable operating, office space, manufacturing facilities leases. Future minimum lease payments under all non-cancelable operating leases with an initial term in excess of one year as of December 31, 2014 are as follows:

Amount
(in thousands)
2015	$2,455
2016	1,304
2017	—
2018	—
2019	—
Thereafter	—
Total	$3,759

Rent expense for the years ended December 31, 2014, 2013 and 2012 was $1.8 million, $2.4 million, and $6.3 million, respectively.

India Department of Telecommunication Security and Supply Chain Standards

  India’s Department of Telecommunications (“DOT”) had required equipment manufacturers to satisfy certain security and supply chain standards to the satisfaction of Indian authorities. The Company entered into agreements with several customers in India which establish detailed security and supply chain standards covering products supplied to these telecommunication customers as required by the Indian authorities. These agreements contain significant penalty clauses in the event a security breach is detected related to product supplied by the Company. In May 2011, India's DOT provided a revised template for these agreements, but the Company has not executed the revised agreement with our customers. Management is unable to estimate the likelihood or the financial impact of any such potential security breach on the Company's financial position, results of operations, or cash flows. As of December 31, 2014, the Company has not been charged with to any penalty liability related to these agreements. In 2014, 2013 and 2012, there was no revenue recognized in relation to contracts signed after the effective date of the agreements, and management currently does not believe it has met the criteria to recognize revenue because the Company has not satisfied the security requirements as designated in the agreements. As of December 31, 2014, deferred revenue and deferred costs related to contracts covered by these security agreements were $11.7 million and $5.7 million, respectively. As of December 31, 2013, deferred revenue and deferred costs related to contracts covered by these security agreements were $10.2 million and $5.3 million, respectively. As of December 31, 2012, deferred revenue and deferred costs related to contracts covered by these security agreements were $9.8 million and $6.1 million, respectively. The Company continues to assess the potential impact these agreements may have on the timing of revenue recognition.

Contractual obligations and commercial commitments

Letters of credit:

The Company issues bid bond, commercial letters of credit or standby letters of credit primarily to support international sales activities outside of China and in support of purchase commitments. When the Company submits a bid for a sale, often the potential customer will require that the Company issue a bid bond or a standby letter of credit to demonstrate its commitment through the bid process. In addition, the Company may be required to issue standby letters of credit as guarantees for advance customer payments upon contract signing or performance guarantees. The standby letters of credit usually expire without being drawn by the beneficiary thereof. Finally, the Company may issue commercial letters of credit in support of purchase commitments. As of December 31, 2014, the Company’s outstanding letters of credit approximated $17.1 million. These balances are included in the balance of Short-term and Long-term restricted cash.

Purchase commitments

The Company is obligated to purchase raw materials and work-in-process inventory under various orders from various suppliers, all of which should be fulfilled without adverse consequences material to the Company’s operations or financial condition. At December 31, 2014, the Company had outstanding purchase commitments, including agreements that are non-cancelable and cancelable without penalty, approximating $29.2 million.

Intellectual property:

Certain sales contracts include provisions under which customers would be indemnified by the Company in the event of, among other things, a third party claim against the customer for intellectual property rights infringement related to the Company’s products. There are no limitations on the maximum potential future payments under these guarantees. The Company has not accrued any amounts in relation to these provisions as no such claims have been made and the Company believes it has valid enforceable rights to the intellectual property embedded in its products.

Uncertain Tax Positions

As of December 31, 2014, the Company had $45.4 million of gross unrecognized tax benefits, of which $10.2 million related to tax benefits that, if recognized, would impact the annual effective tax rate. The remaining $35.2 million gross unrecognized tax benefits, if recognized, would impact certain deferred tax assets.

Litigation

Governmental Investigations

In December 2005, the U.S. Embassy in Mongolia informed the Company that it had forwarded to the DOJ, allegations that an agent of the Company’s Mongolia joint venture had offered payments to a Mongolian government official in possible violation of the FCPA. The Company, through its Audit Committee, authorized an independent investigation into possible violations of the FCPA, and it has been in contact with the DOJ and the SEC regarding the investigation. The investigation identified possible FCPA violations in Mongolia, Southeast Asia, India, and China, as well as possible violations of U.S. immigration laws. The DOJ requested that the Company voluntarily produce documents related to the investigation, the SEC subpoenaed the Company for documents, and the Company received a Grand Jury Subpoena requiring the production of documents related to one aspect of the DOJ investigation, that is, travel the Company had sponsored. The Company has resolved the investigations with the DOJ and the SEC. On December 31, 2009, as part of the resolution of these investigations, the Company executed a consent pursuant to which, without admitting or denying the SEC’s allegations, it agreed to a judgment in favor of the SEC of $1.5 million, and agreed to certain reporting obligations for up to four years. The SEC approved that resolution. On April 14, 2010, the United States District Court for the Northern District of California entered a judgment incorporating the terms of that consent. On December 31, 2009, the Company entered into a non-prosecution agreement with the DOJ, pursuant to which the Company has paid an additional $1.5 million and agreed to undertake a three-year reporting obligation and to review and, where appropriate, strengthen the Company’s compliance, bookkeeping and internal controls standards and procedures. Under the non-prosecution agreement, subject to compliance with its terms, the DOJ has agreed not to criminally prosecute the Company for crimes (other than criminal tax violations) relating to certain travel arrangements it provided to customers in China. We submitted our first reports to the DOJ and SEC on May 1, 2010, our second reports to the DOJ and SEC on April 29, 2011 and our third reports to the DOJ and SEC on April 26, 2012. Our last reports submitted to the DOJ and the SEC were on May 1, 2013 and April 30, 2013, respectively.

Other Litigation

The Company is a party to other litigation matters and claims that are normal in the course of operations, and while the results of such litigation matters and claims cannot be predicted with certainty, management of the Company believes that the final outcome of such matters will not have a material adverse impact on the Company’s financial position, results of operations or cash flows.

NOTE 9—COMMON STOCK REPURCHASE AND ISSUANCE

On August 12, 2011, the Company’s Board of Directors approved a repurchase program of up to $20 million of its ordinary shares outstanding over the 12 months through August 15, 2012. In the third quarter of 2012, the Company’s Board of Directors had approved the extension of the repurchase program to August 2013. The Company repurchased 4,174,875 at the cost of $15.1 million under this program. On November 30, 2012, the Company announced a commencement of a tender offer (the Tender Offer) to purchase up to 8,333,333 of its ordinary shares at a price of $3.6 per share. The Tender Offer expired on January 3, 2013. The Company purchased 8,333,333 of the Company’s ordinary shares at a cost of approximately $30 million under the Tender Offer. All the repurchased shares through the tender offer have been cancelled.

On January 17, 2014, The Company entered into the Share Purchase Agreement with Softbank and Shah Capital. The transaction was consummated on the same date. Pursuant to the Share Purchase Agreement, Softbank sold its entire stake in the Company, consisting of 4,883,875 ordinary shares with a par value of US $0.00375 par share (“Ordinary Shares”). The Company and Shah Capital repurchased 3,883,875 and 1,000,000 ordinary shares, respectively, for a price of $2.54 per Ordinary Share for total consideration paid by the Company of $9.9 million.

On March 11, 2014, the Company entered into a Subscription Agreement with Shah Capital. Pursuant to the Subscription Agreement, Shah Capital subscribed for and purchased 2,000,000 shares of common stock, with par value US$0.00375 per share, from the Company for a price of $2.67 per share. This price represents 1.3% premium to the 30 day weighted average of the Company’s common stock price as of March 10, 2014. The transaction was consummated on the same date.

On November 12, 2014, the Company’s Board of Directors approved a share repurchase program of up to $40.0 million of its ordinary shares outstanding over the 24 months through 2016. For the year ended December 31, 2014, the Company repurchased 166,421 shares at the cost of $0.4 million, and all of the repurchased shares under the repurchase program are classified as treasury shares of the Company until they are retired.

NOTE 10—COMMON STOCK AND STOCK INCENTIVE PLANS

Stock Incentive Plans

As of December 31, 2014, the Company has the stock incentive plans described below. Substantially all outstanding awards are subject to potential accelerated vesting in the event of a change in control of the Company. The Company repurchases and cancels its ordinary shares forfeited with respect to the tax liability associated with certain vesting of restricted stock and restricted stock unit grants under these plans.

2006 Equity Incentive Plan:

The 2006 Equity Incentive Plan, or 2006 Plan, was implemented on July 21, 2006 after being adopted by the Board of Directors on June 6, 2006 and approved by the Company’s stockholders on July 21, 2006. The 2006 Plan replaces the 1997 Plan, the 2001 Plan, and the 2003 Plan, or collectively, the Prior Plans, and no further awards will be granted pursuant to the Prior Plans. The 2006 Plan provides for the grant of the following types of incentive awards: (i) stock options, (ii) stock appreciation rights, (iii) restricted stock, (iv) restricted stock units, (v) performance shares and performance units, and (vi) other stock or cash awards (“Award,” collectively, “Awards”). Those who are eligible for Awards under the 2006 Plan include employees, directors and consultants who provide services to the Company and its affiliates.

The maximum aggregate number of shares that may be awarded and sold under the 2006 Plan is 1,500,000 shares plus (i) any shares that have been reserved but remain unissued under the Prior Plans as of July 21, 2006, and (ii) any shares subject to stock options or similar awards granted under the Prior Plans that expire or become exercisable without having been exercised in full and shares issued pursuant to awards granted under the Prior Plans that are forfeited to or repurchased by the Company. As of December 31, 2014, the number of shares transferred from the Prior Plans to the 2006 plan totaled 8,474,347. As of December 31, 2014, 1,783,638 options and restricted stock awards and units were outstanding under the 2006 Plan.

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

Awards granted under the 2006 Plan are generally not transferable, and all rights with respect to an Award granted to a participant generally may be exercised during a participant’s lifetime only by the participant; provided, however, that with the Administrator’s approval, a participant may (i) transfer an Award to a participant’s spouse or former spouse pursuant to a court-approved domestic relations order which relates to the provision of child support, alimony payments or marital property rights, or (ii) transfer an Award by gift to or for the benefit of the participant’s immediate family.

The exercise price of all stock options and stock appreciation rights granted under the 2006 Plan must be at least equal to 100% of the fair market value of the ordinary share on the date of grant (or at least 110% of such fair market value for an incentive stock option, or ISO, granted to a shareholder with greater than 10% voting power of the Company’s stock). The maximum term of a stock option granted to any participant must not exceed seven years from the date of grant (or five years for an ISO granted to a shareholder with greater than 10% of the voting power of the ordinary share). The Administrator will determine the terms and conditions of all other Awards granted under the Plan.

Stock Award and Stock Option Activity

During fiscal 2014, the Company granted equity awards primarily consisting of restricted stock, restricted stock units and stock options. Such awards generally vest over a period of one to four years from the vesting start date. Restricted stock has the voting rights of ordinary shares and the shares underlying restricted stock are issued and outstanding. As of December 31, 2014, 2013 and 2012, the number of ordinary shares available for issuance pursuant to future grants under the 2006 plan, including remaining unissued shares under Prior Plans that have been transferred into the 2006 plan were 879,021, 1,355,278 and 1,706,901, respectively. The following table summarizes the Company’s stock options activities:

	Number of shares outstanding	Weighted average exercise price
	(in thousands)
Options Outstanding, January 1, 2012	1,127	$23.52
Options Granted	246	3.24
Options Exercised	—	—
Options Forfeited or Expired	(443)	19.56
Options Outstanding, December 31, 2012	930	$20.04
Options Granted	—	—
Options Exercised	—	—
Options Forfeited or Expired	(354)	18.05
Options Outstanding, December 31, 2013	576	$21.25
Options Granted	127	2.83
Options Exercised	—	—
Options Forfeited or Expired	(145)	62.79
Options Outstanding, December 31, 2014	558	$6.33

Under the Plans, the Company granted restricted stock awards. Restricted stock awards are unvested stock awards that may include grants of restricted stock or grants of restricted stock units. Such awards generally vest over a period of one to four years from the date of grant. Restricted stock has the voting rights of ordinary share and the shares underlying restricted stock are considered to be currently issued and outstanding. Restricted stock units do not have the voting rights of ordinary shares, and the shares underlying the restricted stock units are not considered issued and outstanding. The expense for such awards is based on the fair market value of the shares at the date of grant and is recognized on a straight- line basis over the requisite service period. The weighted average fair value of restricted stock awards granted under our equity incentive plans during the years ended December 31, 2014, 2013 and 2012 was $2.70, $2.76 and $3.29, respectively. The grant of restricted stock awards is deducted from the shares available on a one to one basis for grant under the Company’s stock plan. Unvested restricted awards as of December 31, 2014 and changes during the year ended December 31, 2014, 2013 and 2012 are summarized below:

	Shares	Weighted average grant date fair value
	(in thousands)
Restricted stock awards activity
Total nonvested at January 1, 2012	902	$5.87
Granted	1,891	$3.29
Vested	(701)	$5.60
Forfeited	(390)	$4.49
Total nonvested at December 31, 2012	1,702	$3.43
Reverse split adjustment	25	$—
Granted	679	$2.76
Vested	(520)	$3.72
Forfeited	(173)	$3.82
Total nonvested at December 31, 2013	1,713	$3.08
Granted	808	$2.76
Vested	(603)	$3.15
Forfeited	(437)	$3.02
Total nonvested at December 31, 2014	1,481	$2.90

During the year ended December 31, 2012, 0.7 million shares of restricted stock awards vested. The total fair value of restricted stock awards vested, as measured on the date of vesting, during the year ended December 31, 2012 was $3.9 million. The Company also granted 1.9 million restricted stock awards.

During the year ended December 31, 2013, 0.5 million shares of restricted stock awards vested. The total fair value of restricted stock awards vested, as measured on the date of vesting, during the year ended December 31, 2013 was $1.9 million. The Company also granted 0.7 million restricted stock awards.

During the year ended December 31, 2014, 0.6 million shares of restricted stock awards vested. The total fair value of restricted stock awards vested, as measured on the date of vesting, during the year ended December 31, 2014 was $1.9 million. The Company also granted 0.8 million restricted stock awards.

The following table summarizes significant ranges of outstanding and exercisable stock options as of December 31, 2014:

Range of Exercise Price		Numbers Outstanding as of Dec. 31, 2014	Weighted Average Remaining Contractual Term	Weighted Average Exercise Price	Numbers Exercisable as of Dec. 31, 2014	Weighted Average Exercise Price
$2.70	$2.70	26,666	9.91	$2.70	0	$—
$2.87	$2.87	100,000	9.64	$2.87	0	$—
$2.97	$2.97	26,666	4.83	$2.97	13,332	$2.97
$3.21	$3.21	191,054	4.49	$3.21	104,386	$3.21
$4.17	$6.51	88,236	2.22	$5.28	83,792	$5.34
$8.46	$9.72	40,325	0.54	$9.53	40,325	$9.53
$18.75	$18.75	78,636	1.13	$18.75	78,636	$18.75
$19.83	$24.57	4,786	0.69	$20.60	4,786	$20.60
$26.61	$26.61	116	0.92	$26.61	116	$26.61
$33.21	$33.21	1,730	0.25	$33.21	1,730	$33.21
Total		558,215	4.53	$6.33	327,103	$8.68

	Number of shares	Weighted average exercise price

Options exercisable at December 31, 2014	327,103	$8.68
Options vested and expected to vest at December 31, 2014	500,275	$6.71

The intrinsic value represents the total pre-tax intrinsic value and is calculated as the difference between the market value as reported by NASDAQ on December 31, 2014 of $2.83 and the exercise price of the in-the-money shares. During the years ended December 31, 2014, 2013 and 2012, the total pre-tax intrinsic value of options exercised was negligible. The weighted average remaining contractual life of options exercisable was 2.58 years, and the weighted average remaining contractual life of options expected to vest was 4.53 years as of December 31, 2014.

Stock-Based Compensation

Stock-based compensation expense for stock options is estimated at the grant date based on each option’s fair value as calculated by the Black-Scholes model. The Black-Scholes model was developed for use in estimating the fair value of short-lived exchange traded options that have no vesting restrictions and are fully transferable. In addition, option pricing models require the input of highly subjective assumptions, including the expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rate and expected dividends.

The Company uses historical volatility as management believes it is more representative of future stock price trends than implied volatility due to the relatively small number of actively traded options on the Company’s ordinary shares available to determine implied volatility. The Company estimates an expected term of options granted based upon the Company’s historical exercise and cancellation data for vested options. In addition, separate groups of employees that have similar exercise behavior are considered separately. The expected term of employee stock purchase plan shares is the average of the remaining purchase periods under each offering period. The Company bases the risk free interest rate used in the option valuation model on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term on the options. The Company does not anticipate paying any cash dividends in the foreseeable future and therefore uses an expected dividend yield of zero in the option valuation model. The Company is required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting option forfeitures and record stock—based compensation expense only for those awards that are expected to vest.

At December 31, 2014, there was approximately $3.1 million of total unrecognized compensation cost, as measured, related to unvested stock options and restricted stock and restricted stock units, which is expected to be recognized over a weighted-average period of 2.48 years.

The following table summarizes the stock-based compensation expense recognized in the Company’s Consolidated Statement of Operations:

	Years ended December 31,
	2014	2013	2012
	(in thousands)
Cost of net sales	$60	$7	$107
Selling, general and administrative	2,185	1,597	2,398
Research and development	44	94	476
Total	$2,289	$1,698	$2,981

NOTE 11—INCOME TAXES

Cayman Islands

Under the current tax laws of Cayman Islands, the Company and its subsidiaries are not subject to tax on their income or capital gains. In addition, upon of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

United States and foreign income (loss) before income taxes and minority interest were as follows:

	Years Ended December 31,
	2014	2013	2012
	(in thousands)
United States	$(14,809)	$(156,696)	$11,826
Foreign	(13,837)	136,317	(45,013)
	$(28,646)	$(20,379)	$(33,187)

The components of the provision (benefit) for income taxes are as follows:

	Years Ended December 31,
	2014	2013	2012
	(in thousands)
Current
United States	$—	$1	$(40)
Foreign	2,042	2,730	4,643
Total Current	2,042	2,731	4,603
Deferred
United States	—	—	—
Foreign	(424)	(380)	(2,211)
Total Deferred	(424)	(380)	(2,211)
Total	$1,618	$2,351	$2,392

As of December 31, 2014, the Company had gross unrecognized tax benefits of approximately $45.4 million and had certain deferred tax assets and the federal tax benefit of state income tax items totaling $35.2 million. Of the total $45.4 million gross unrecognized tax benefits, $10.2 million related to tax benefits that, if recognized, would impact the annual effective tax rate.

The Company’s policy is to recognize interest expense and penalties related to the above unrecognized tax benefits as a component of income tax expense. During 2014, the total amount of interest and penalties recognized in the Consolidated Statement of Operations was $0.3 million. The Company had accrued interest and penalties of approximately $3.9 million as of December 31, 2014 and approximately $3.6 million as of December 31, 2013.

The Company is subject to taxation in the U.S. federal jurisdiction and various U.S. state and foreign jurisdictions. The Company is also under audit by the taxing authorities in China on a recurring basis. The material jurisdictions that the Company is subject to examination are in the United States and China. The Company’s tax years for 2004 through 2014 are still open for examination in China. The Company’s tax years for 2006 through 2014 are still open for examination in the United States.

FASB ASC 740-10 establishes criteria for recognizing or continuing to recognize only more-likely-than-not tax positions, which may result in income tax expense volatility in future periods. While the Company believes that it has adequately provided for all tax positions, amounts asserted by taxing authorities could be greater than the Company’s accrued position. Accordingly, additional provisions on income tax related matters could be recorded in the future as revised estimates are made or the underlying matters are settled or otherwise resolved.

A summary of the Company’s unrecognized tax benefits is as follows:

	Years Ended December 31,
	2014	2013	2012
	(in thousands)
Beginning balance-gross unrecognized tax benefits (UTB’s)	$45,430	$54,012	$55,650
Additions based on tax positions related to the current year	142	151	80
Reductions for tax positions related to prior years	(190)	(1,627)	(1,288)
Lapse of statute of limitations	—	(7,106)	(430)
Ending balance—gross unrecognized tax benefits (UTB’s)	45,382	45,430	54,012
UTB’s as a credit in deferred taxes	(33,021)	(33,187)	(39,402)
Federal benefit of state taxes	(2,176)	(2,244)	(2,312)
UTB’s that would impact the effective tax rate	$10,185	$10,019	$12,298

In establishing its deferred income tax assets and liabilities, the Company makes judgments and interpretations based on the enacted tax laws and published tax guidance applicable to its operations. The Company records deferred tax assets and liabilities and evaluates the need for valuation allowances to reduce the deferred tax assets to realizable amounts. The likelihood of a material change in the Company’s expected realization of these assets is dependent on future taxable income and its ability to use foreign tax credit carryforwards and carrybacks.

A summary of the components of net deferred tax assets is as follows:

	December 31, 2014	December 31, 2013
	(in thousands)
Deferred Tax Assets
Allowances and reserves	$4,920	$11,125
Deferred revenue and customer advances, net	—	—
Net operating loss carryforward	230,597	254,153
Tax credit carryforwards	87,703	95,692
Capital loss carryforwards	3,997	18,671
Writedowns/amortization of intangible assets and goodwill	12,997	15,651
Fixed assets	6,008	7,263
Demo equipment income	7,070	7,104
Accrued warranties	—	—
Other	22,683	18,459
Total Deferred Tax Assets	375,975	428,118
Deferred Tax Liabilities
Prepaid expense	(576)	(472)
Deferred revenue and customer advances, net	(2,494)	(1,183)
Accrued warranties	(281)	(165)
Total Deferred Tax Liabilities	(3,351)	(1,820)
Total Deferred Tax Assets (Liabilities)	$372,624	$426,298
Less: Valuation Allowance	(368,672)	(422,789)
Total Deferred Tax Assets (Liabilities)	$3,952	$3,509

The Company provides for deferred income taxes on the unremitted earnings of foreign subsidiaries unless such earnings are deemed to be permanently reinvested outside the United States. In 2014, the Company had no gross U.S. deferred income tax liability on foreign earnings.

As of December 31, 2014, the Company had undistributed earnings of approximately $97.4 million from investments in foreign subsidiaries that are considered permanently reinvested. The determination of the amount of deferred taxes on these earnings is not practicable since the computation would depend on a number of factors that cannot be known until a decision to repatriate the earnings is made.

As of December 31, 2014, the Company’s U.S. federal net operating loss carryforwards were $552.7 million and expire in varying amounts between 2025 and 2034. As of December 31, 2014, state net operating loss carryforwards were $221.4 million and expire in varying amounts between 2015 and 2032. The Company has concluded that these federal and state net operating losses did not meet the more likely than not standard contained in FASB ASC 740-10 and has therefore placed a $204.7 million valuation allowance against the related deferred tax assets. In the event the tax benefits related to the valuation allowance are realized, an immaterial amount would be credited to paid-in capital. As of December 31, 2014, approximately $237.2 million net operating loss carryforwards in China has expired and as such, as of that date $35.6 million of DTAs and the related full valuation allowance have been removed from the above table. The Company still had net operating loss carryforwards of approximately $78.5 million in China and will expire in varying amounts between 2015 and 2019. The Company has also concluded that these China net operating losses did not meet the more likely than not standard and has therefore placed a $11.8 million valuation allowance against the related deferred tax assets. As of December 31, 2014, the Company had net operating loss carryforwards in countries other than the U.S. and China. These net operating loss carryforwards are approximately $94.9 million. The majority of the net operating loss carryforwards does not expire and can be carried forward indefinitely. However, the Company concluded these losses did not meet the more likely than not standard and has therefore placed a valuation allowance of $14.1 million against the related deferred tax assets.

As of December 31, 2014, the Company had U.S. alternative minimum tax credit carryforwards of $1.0 million which have an indefinite life. The Company also had U.S. research and development credit carryforwards of $12.1 million, $3.8 million of the credits have an indefinite life and $8.3 million of the credits expire in varying amounts between 2015 and 2030. The Company has U.S. foreign tax credits of $74.5 million which expire in varying amounts between 2015 and 2025. The Company has concluded that these U.S. tax credit carryforwards did not meet the more likely than not standard contained in FASB ASC 740-10 and has therefore placed a $87.7 million valuation allowance against the related deferred tax assets.

The difference between the Company’s effective income tax rate and the federal statutory rate is reconciled below:

	Years Ended December 31,
	2014	2013	2012
	(in thousands)
U.S. Federal tax (benefit) at statutory rate	$(10,026)	$(7,133)	$(11,183)
U.S. State tax (benefit)/expense, net of federal income tax benefit	628	(360)	187
Stock compensation expense	745	574	996
Effect of differences in foreign tax rates	8,390	(30,994)	422
Effect of tax rate changes on deferred taxes	—	2,407	7
Change in deferred tax valuation allowance	1,824	38,234	11,511
Tax credits	(535)	(552)	(358)
Other	592	175	810
Total Tax Expense	$1,618	$2,351	$2,392

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

The China Corporate Income Tax Law (“CIT Law”) became effective on January 1, 2008. Under the CIT Law, China’s dual tax system for domestic enterprises and foreign investment enterprises (“FIEs”) was effectively replaced by a unified system. The new law establishes a tax rate of 25% for most enterprises and a reduced tax rate of 15% for certain qualified high technology enterprises.

The CIT Law provides the reduced 15% enterprise income tax rate for qualified high and new technology enterprises. One of the Company’s China subsidiaries, HUTS, through which the majority of the Company’s business in China is conducted obtained the High and New Technology Enterprise Certificate, or High-tech Certificate, from the relevant approval authorities on September 19, 2008, and thereafter was approved to pay CIT at the reduced tax rate of 15%. The approval for the reduced 15% tax rate is valid for three years and applies retroactively from January 1, 2008, subject to possible re-assessment by the approval authorities. During the re-assessment, the tax authority may suspend the implementation of the reduced 15% rate. On September 29, 2014, HUTS’s High tech Certificate re-application was approved, HUT’s approval extends the reduced 15% tax rate terms for three years. However, since HUTS is currently in significant loss position, the change in tax rate will not have a material adverse impact on the business or liquidity until HUTS begin to generate profit and deplete all the net operating loss carry forwards.

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

In 2014, the change in deferred tax valuation allowance of $1.8 million is primarily attributable to the tax expense related to continuing to provide full valuation allowance on the Company’s deferred tax assets at December 31, 2014 in the United States and China. In 2013, the change in deferred tax valuation allowance of $38.2 million is primarily attributable to the tax expense related to continuing to provide full valuation allowance on the Company’s deferred tax assets at December 31, 2013 in the United States and China. In 2012, the change in deferred tax valuation allowance of $11.5 million is primarily attributable to the tax expense related to continuing to provide a full valuation allowance on the Company’s deferred tax assets at December 31, 2012 in the United States and China.

In 2014, the income tax benefit of $0.5 million related to tax credits is primarily attributable to an increase in the amount of foreign tax credits generated in the United States due to foreign taxes paid. In 2013, the income tax benefit of $0.6 million related to tax credits is primarily attributable to an increase in the amount of foreign tax credits generated in the United States due to foreign taxes paid. In 2012, the income tax benefit of $0.4 million related to tax credits is primarily attributable to an increase in the amount of foreign tax credits generated in the United States due to foreign taxes paid.

NOTE 12—OTHER INCOME (EXPENSES), NET

Other income (expenses), net consists of the following:

	Years ended December 31,
	2014	2013	2012
	(in thousands)
Foreign exchange (losses) gains	$(586)	$3,856	$(4,675)
Gain(loss) from the currency translation adjustment(1)	(121)	7,088	—
Tax reversal for expiration of the statute of limitations(2)	992	1,240	1,499
ESA loan impairment (3).	(2,788)	—	—
Other	254	(704)	203
Total	$(2,249)	$11,480	$(2,973)

(1)	During 2013, the Company recognized $7.1 million gain in the Consolidated Statements of Operations and Comprehensive Income (Loss) on the reversal of the cumulative translation adjustment previously recorded in accumulated other comprehensive income upon the liquidation of two previously inactive Chinese entities. The prior cumulative translation adjustment primarily resulted from the difference between local functional currency and the Company’s reporting currency.

(2)	Previously, when the Company divested its Korean subsidiary, the Company provided a tax reserve as it offered indemnification to the buyer for the uncertain tax position arising in the periods before the divestiture. In April 2012, approximately $1.5 million of such tax reserve was released due to the expiration of the statute of limitations, which is five years after the filing of the tax return. In 2013, approximately $1.2 million of such tax reserve was released due to expiration of statute of limitations. In 2014, remaining amount of approximately $1.0 million of such tax reserve was released due to expiration of statute of limitations.

(3)	The Company signed the loan agreement to for a total amount of $5.6 million in the fourth quarter of 2012, $4.0 million was drawdown in the fourth quarter of 2012 and the remaining in the first quarter of 2013. The loan bears interest at 20% per annum and originally matured on December 31, 2013, with subsequently extended the maturity date on 50% of the loan, or $2.8 million, to June 30, 2014, and the other half extended to December 31, 2014. In the fourth quarter of 2014, the Company received $0.8 million. The Company has performed an assessment on the need for a valuation reserve and $2.8 million was charged as impairment in other expenses in 2014 as the collection term was due. The management expects to collect the remaining $2.0 million balance in the second quarter of 2015.

NOTE 13—NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per share for the years ended December 31, 2014, 2013 and 2012:

	Years Ended December 31,
	2014	2013	2012
	(in thousands)
Numerator:
Net loss attributable to UTStarcom Holdings Corp.	$(30,264)	$(22,721)	$(34,385)
Denominator:
Weighted average shares outstanding—Basic	37,380	39,127	48,513
Potentially dilutive common stock equivalents—stock options and restricted stock	—	—	—
Weighted average shares outstanding—Diluted	37,380	39,127	48,513
Net loss per share attributable to UTStarcom Holdings Corp.—Basic	$(0.81)	$(0.58)	$(0.71)
Net loss per share attributable to UTStarcom Holdings Corp.—Diluted	$(0.81)	$(0.58)	$(0.71)

The dilutive effect of share-based awards is reflected in diluted net loss per share by application of the treasury stock method, which includes consideration of unamortized share-based compensation expense and the dilutive effect of in-the-money options and unvested restricted stock units. Under the treasury stock method, the amount the employee must pay for exercising stock options and unamortized share-based compensation expense are assumed proceeds to be used to repurchase hypothetical shares. An increase in the fair market value of the Company’s ordinary share can result in a greater dilutive effect from potentially dilutive awards.

For the years ended December 31, 2014, 2013 and 2012, outstanding options to purchase ordinary shares and unvested or unreleased restricted stocks to purchase ordinary shares were excluded from the calculation of diluted earnings per share as their effect was anti-dilutive. Please refer to Note 2.

NOTE 14—SEGMENT REPORTING

The Company’s reporting segments are as follows:

•	Equipment—Focusing on the Company’s equipment sales including network infrastructure and application products. Network infrastructure products mainly include broadband products. Network application products mainly include Wireless infrastructure technologies.

•	Services—Providing services and support of the Company’s equipment products and also the new operational support segment. The equipment Based Services are services and support the Company provides to customers after their purchases of equipment, and operational Support Services provide new services consisting of integrated multi-screen viewing from a single managed platform, time and location shifting, and reliable HD streaming These revenues will be generated through advertising, subscription and software license fees.

The Company’s Chief Operating Decision Makers make financial decisions based on information they receive from its internal management system and currently evaluates the operating performance and allocates resources to the reporting segments based on segment revenue and gross profit. Cost of sales and direct expenses in relation to production are assigned to the reporting segments. The accounting policies used in measuring segment assets and operating performance are the same as those used at the consolidated level.

Summarized below are the Company’s segment net sales, gross profit and segment margin for the years ended December 31, 2014, 2013 and 2012 based on the current reporting segment structure.

	Years ended December 31,
Net Sales by Segment	2014	% of net sales	2013	% of net sales	2012	% of net sales
	(in thousands, except percentages)
Equipment	$105,988	82%	$141,138	86%	$160,688	86%
Services—Equipment Based Services	23,432	18%	23,301	14%	25,784	14%
—Operational Support Services	—	0%	—	0%	256	0%
Total Sales	$129,420	100%	$164,439	100%	$186,728	100%

	Years ended December 31,
Gross profit/(loss) by Segment	2014	Gross profit %	2013	Gross profit %	2012	Gross profit %
	(in thousands, except percentages)
Equipment	$21,000	20%	$41,250	29%	$64,835	40%
Services—Equipment Based Services	1,128	5%	(1,030)	–4%	3,546	14%
—Operational Support Services.	—	0%	—	0%	(223)	–87%
Total Gross profit	$22,128	17%	$40,220	24%	$68,158	37%

	Years ended December 31,
Segment Margin and Operating Loss	2014	2013	2012
	(in thousands)
Equipment	$6,583	$24,047	$34,661
Services—Equipment Based Services	1,105	(1,037)	3,524
—Operational Support Services	(22)	(2,112)	(7,420)
Total segment margin	7,666	20,898	30,765
General and Corporate	(21,739)	(34,131)	(60,308)
Operating Income (Loss)	$(14,073)	$(13,233)	$(29,543)

General and corporate expenses include all un-allocated expenses such as sales and marketing, general and administration, common R&D expenses, and restructuring expenses.

Sales are attributed to a geographical area based upon the location of the customer. Sales data by geographical area are as follows:

	Years Ended December 31,
	2014	% of net sales	2013	% of net sales	2012	% of net sales
	(in thousands, except percentages)
Net Sales by Region
China	$15,465	12%	$6,945	4%	$38,544	21%
Japan	58,999	46%	93,203	57%	99,367	53%
India	37,424	29%	26,595	16%	23,992	13%
Taiwan	6,706	5%	13,332	8%	9,824	5%
Other	10,826	8%	24,364	15%	15,001	8%
Total	$129,420	100%	$164,439	100%	$186,728	100%

Long-lived assets, consisting of property, plant and equipment, by geographical area are as follows:

	December 31,
	2014	2013
	(in thousands)
China	$1,988	$3,795
Other	1,049	976
Total long-lived assets	$3,037	$4,771

NOTE 15—CREDIT RISK AND CONCENTRATION

Financial Risks:

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash, cash equivalents, short-term investments and accounts and notes receivable. The Company places its temporary cash and short-term investments with several financial institutions. Approximately $55.3 million and $56.5 million of the Company’s cash and cash equivalents and short-term investments were on deposit in accounts outside the U.S. at December 31, 2014 and 2013, respectively, of which approximately $14.5 million and $11.5 million were held by subsidiaries in China..

The Company’s exposure to market risk for changes in interest rates relates primarily to its investment portfolio. The fair value of its investment portfolio would not be significantly affected by either a 10% increase or decrease in interest rates due mainly to the short term nature of most of its investment portfolio with the exception of the available-for-sale securities. The investment classified as available-for-sales securities is reported at fair value. It will be measured subsequently at fair value in the statement of financial position with unrealized gains and losses will be recorded in accumulated other comprehensive income (loss) in shareholders’ equity. Any negative events or deterioration in financial well-being with respect to the counterparties of the long-term investments and the underlying collateral may cause material losses to the Company and have a material effect on the Company’s financial condition and results of operations. In addition, the Company’s interest income can be sensitive to changes in the general level of U.S. and China interest rates since the majority of its funds are invested in instruments with maturities of less than one year. In a declining interest rate environment, as short term investments mature, reinvestment occurs at less favorable market rates. Given the short term nature of certain investments, declining interest rates will not negatively impact the Company’s investment income.

The Company maintains an investment portfolio of various holdings, types and maturities. The Company does not use derivative financial instruments. The Company places its cash investments in instruments that meet high credit quality standards, as specified in its investment policy guidelines. The Company’s policy is to limit the risk of principal loss and to ensure the safety of invested funds by generally attempting to limit market risk.

The Company’s available-for-sale securities are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income (loss) in shareholders’ equity. Any negative events or deterioration in financial well-being with respect to the counterparties of these investments may cause material losses to the Company and have a material effect on the Company’s financial condition and results of operations.

Concentration of Credit Risk and Major Customers:

At December 31, 2014, the Company’s accounts receivable balance included amounts due from affiliates of Softbank, representing approximately 65% of the Company’s total accounts receivables, net of allowances for doubtful accounts. At December 31, 2013, the Company’s accounts receivable balance included amounts due from affiliates of Softbank representing approximately 82% of the Company’s total accounts receivables, net of allowances for doubtful accounts. The following customers accounted for 10% or more of the Company’s net revenues:

	For the years ended December 31,
	2014	2013	2012
Affiliates of Softbank	44%	55%	49%

Approximately 0%, 1%, and 18% of the Company’s net sales during 2014, 2013, and 2012, respectively, were to entities affiliated with the government of China. Accounts receivable balances from these China government affiliated entities or state owned enterprises were $6.0 million and $6.3 million, respectively, as of December 31, 2014 and 2013. The Company extends credit to its customers in China generally without requiring collateral. In global sales outside of China, the Company may require letters of credit from its customers. The Company monitors its exposure for credit losses and maintains allowances for doubtful accounts.

Country Risks:

Approximately 12%, 4% and 21% of the Company’s sales for the year ended December 31, 2014, 2013, and 2012, respectively, were made in China. Accordingly, the political, economic and legal environment, as well as the general state of China’s economy may influence the Company’s business, financial condition and results of operations. The Company’s operations in China are subject to special considerations and significant risks not typically associated with companies in the United States. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Company’s results may be adversely affected by, among other things, changes in the political, economic and social conditions in China, and by changes in governmental policies with respect to laws and regulations, changes in China’s telecommunications industry and regulatory rules and policies, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation.

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

NOTE 16—RELATED PARTY TRANSACTIONS

Softbank and affiliates

The Company recognizes revenue with respect to sales of telecommunications equipment to affiliates of Softbank, a significant former shareholder of the Company, who sold its 12.3% interest in the Company on January 17, 2014. Thereafter, Softbank is no longer the Company’s related party after the consummation of the transaction, and the transactions with Softbank in the year of 2014 have been excluded from the related party transaction disclosures.

Softbank offers Broadband-Access service throughout Japan, which is marketed under the name of “YAHOO! BB.” The Company supports Softbank’s ADSL service through the sales of its MSAN product. The Company also supports the building of Softbank’s optical transmission network in Japan through the sales of its PTN product.

During 2013 and 2012, the Company recognized revenue and cost of net sales for sales of telecommunications equipment and services to affiliates of Softbank as follows:

	Years Ended December 31,
	2013	2012
	(in thousands)
Net sales	$90,302	$92,011
Cost of net sales	59,052	51,448
Gross profit	$31,250	$40,563

Included in accounts receivable at December 31, 2013 was $19.0 million, related to these transactions. Amounts due to Softbank included in accounts payable was Nil at December 31, 2013.

Sales to Softbank include a three-year service period and a penalty clause if product failure rates exceed a certain level over a seven year period. As of December 31, 2013, the Company’s customer advance balance related to Softbank agreements was $3.1 million. The current deferred revenue and noncurrent deferred revenue balances related to Softbank was $2.0 million and $3.8 million as of December 31, 2013, respectively. The Company’s noncurrent deferred revenue balance related to Softbank was $3.8 million as of December 31, 2013 compared to $4.6 million as of December 31, 2012.

As discussed in Note 6, the Company has a $1.6 million investment in SBI and affiliates of Softbank have a controlling interest in SBI.

Yellowstone

Subsequent to the completion of BEIID investment on September 7, 2010, one of the Company’s new directors also served as a director for Yellowstone Investment Advisory Ltd, or Yellowstone. During the years of 2014, 2013 and 2012, the Company paid approximately Nil, Nil and $1.8 million respectively, for consulting services provided by Yellowstone.

NOTE 17—SUBSEQUENT EVENTS

$40 million shares repurchase

The Company purchased 691,691 shares at the cost of $1.9 million in 2015 under the share repurchase program approved by the Company’s Board of Directors on November 12, 2015.

Conversion for $20 million IPTV Convertible Bond

On April 7, 2015, the Company entered an agreement with UTStarcom Hong Kong Holdings Ltd. for the conversion of the $20 million Convertible Bond. The agreement was effective on April 7, 2015. Pursuant to the agreement, UTStarcom Hong Kong Holdings Ltd. paid $10.0 million in cash to the Company as partial payment of the principal of the Convertible Bond. The remaining part of the principal and the interest of the Convertible Bond were converted to 14% equity interest of UTStarcom Hong Kong Holdings Ltd.

Sold Inphi Stock

In February of 2015, the Company sold all of the 124,395 shares of Inphi stock with a total cash consideration of $2.4 million.

SCHEDULE I

UTSTARCOM HOLDINGS CORP. (UNCONSOLIDATED—PARENT COMPANY BASIS)

REGISTRANT BALANCE SHEETS

(In thousands, except par value)

	December 31,
	2014	2013
	(in thousands)
ASSETS
Investment in affiliated companies	$121,863	$177,710
Total assets	121,863	177,710
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable—intercompany	6,534	27,330
Total current liabilities	6,534	27,330
Total liabilities	6,534	27,330
Stockholders’ equity:
Ordinary share: $0.00375 par value; 250,000 authorized shares; 38,314 and 45,444 shares issued at December 31, 2014 and December 31, 2013, respectively; 38,148 and 39,778 shares outstanding at December 31, 2014 and December 31, 2013, respectively (Note 1)	122	151
Additional paid-in capital	1,258,182	1,280,810
Treasury stock, at cost:166 and 5,666 shares at December 31, 2014 and December 31, 2013, respectively	(443)	(20,421)
Accumulated deficit	(1,206,286)	(1,176,022)
Accumulated other comprehensive income	63,754	65,862
Total stockholders’ equity	115,329	150,380
Total liabilities and stockholders’ equity	$121,863	$177,710

The accompanying notes are an integral part of these financial statements.

UTSTARCOM HOLDINGS CORP. (UNCONSOLIDATED—PARENT COMPANY BASIS)

CONDENSED INFORMATION AS TO THE RESULTS OF OPERATIONS OF THE REGISTRANT

(In thousands)

Years ended December 31,
	2014	2013	2012
(in thousands)
Net sales
Unrelated parties	$—	$—	$—
Related parties	—	—	—
Intercompany	—	—	—
Cost of sales
Unrelated parties	—	—	—
Related parties	—	—	—
Intercompany	—	—	—
Gross profit	—	—	—
Operating expenses:
Selling, general and administrative	1,398	2,377	2,315
Research and development	—	—	—
Amortization of intangible assets	—	—	—
Restructuring charges	—	—	—
Impairment of long-lived assets	—	—	—
Total operating expenses	1,398	2,377	2,315
Operating loss	(1,398)	(2,377)	(2,315)
Interest income	—	—	—
Interest expense	—	—	—
Other income, net	—	—	—
Loss before income taxes and equity in loss of affiliated companies	(1,398)	(2,377)	(2,315)
Equity in net loss of affiliated companies	(28,866)	(20,344)	(32,070)
Income tax benefit (expense)	—	—	—
Net loss	$(30,264)	$(22,721)	$(34,385)

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

The Company records its investment in subsidiaries under the equity method of accounting as prescribed in ASC 323-10, “The Equity Method of Accounting for Investments in Common Stock.” Such investment is presented on the balance sheet as “Investment in affiliated companies” and the subsidiaries’ profit or loss are recognized based on the effective shareholding percentage as “Equity in net income (loss) of affiliated companies” on the results of operations.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

The Company is a shell company and does not have any activities. Operating expenses for the Company for the years ended December 31, 2014, 2013 and 2012 consisted mainly of the retaining fee for the Board of Directors, its director and officer insurance expenses and the expenses associated with investor relations. As the Company does not have any cash activity, the recorded expenses were paid on behalf of the Company by UTStarcom, Inc., its subsidiary, and statements of cash flows have been omitted.

SCHEDULE II

UTSTARCOM HOLDINGS CORP.

VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

For the Years Ended December 31, 2014, 2013, and 2012

Description	Balance at beginning of the period	Charged (credited) to costs and expenses	Credited to other accounts		(Deductions) Adjustments IPTV divestiture	(Deductions) Adjustments(1)	Balance at end of the period
	(in thousands)
Year ended December 31, 2014
Allowance for doubtful accounts	$11,063	$49	$—		$—	$(235)	$10,877
Tax valuation allowance	$422,789	$1,824	$(55,941	)(2)	$—	$—	$368,672
Year ended December 31, 2013
Allowance for doubtful accounts	$10,796	$(75)	$—		$—	$342	$11,063
Tax valuation allowance	$418,285	$36,324	$(31,820)		$—	$—	$422,789
Year ended December 31, 2012
Allowance for doubtful accounts	$30,145	$(1,148)	$—		$(17,625)	$(576)	$10,796
Tax valuation allowance	$469,224	$(30,745)	$(20,194)		$—	$—	$418,285

(1)	Represents write-offs of allowance for doubtful accounts and foreign exchange adjustments.
(2)	Includes $35.6 million removal of tax valuation allowance for expiration of net operating loss carryforwards in China.

