Form 20-F
period 2015-12-31
UTSTARCOM HOLDINGS CORP.
filed 2016-04-22
CIK 1030471

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015.

OR

☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

OR

☐SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

NONE

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 36,735,314 ordinary shares, par value US$0.00375 per share.

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

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2013, 2014 and 2015.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at the rate of RMB6.4778 to $1.00, the noon buying rate on December 31, 2015 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Conducting Business in China—Fluctuation in the value of the RMB relative to the U.S. dollar could affect our operating results and may have a material adverse effect on your investment.”

This annual report also contains translations of certain Japanese Yen amounts into U.S. dollars at the rate of JPY120.27 to $1.00, the noon buying rate on December 31, 2015 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Japanese Yen or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Japanese Yen, as the case may be, at any particular rate or at all. Fluctuation in the value of the Japanese Yen may have a material adverse effect on your investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Currency rate fluctuations may adversely affect our cash flow and operating results.”

Our ordinary shares are listed on the NASDAQ Stock Market, or NASDAQ, under the symbol “UTSI.” On March 21, 2013, we effected a one-for-three reverse share split of our ordinary shares. Unless otherwise specified, all share and per share information in this annual report has been retroactively adjusted to reflect this reverse share split.

On June 24, 2011, we effected a merger, or the Merger, to reorganize the corporate structure of UTStarcom, Inc., a Delaware corporation incorporated in 1991, and its subsidiaries. The Merger resulted in shares of the common stock of UTStarcom, Inc. being converted into the right to receive an equal number of ordinary shares in our capital, which were issued by us in connection with the Merger. Following the Merger, UTStarcom, Inc. became our wholly owned subsidiary and we became the parent company of UTStarcom, Inc. and its subsidiaries. See “Item 4. Information on the Company—C. Organizational Structure” for a list of our subsidiaries. We, together with our subsidiaries, continue to conduct our business in substantially the same manner as was conducted by UTStarcom, Inc. and its subsidiaries. The transaction was accounted for as a legal re-organization of entities under common control. Accordingly, we have prepared our consolidated financial statements as if the current corporate structure had been in existence throughout all relevant periods. Our consolidated financial statements prior to the Merger reflect the financial position, results of operations and cash flows of UTStarcom, Inc. and its subsidiaries. Our consolidated financial statements as of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015 reflect our financial position, results of operation and cash flows.

PART I

ITEM 1—IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2—OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3—KEY INFORMATION

A.	Selected Financial Data

The following selected consolidated statement of operations data for the years ended December 31, 2013, 2014 and 2015 and the selected consolidated balance sheet data as of December 31, 2014 and 2015 have been derived from our audited financial statements included elsewhere in this annual report. The selected consolidated financial data should be read in conjunction with those financial statements and the accompanying notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepare and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

Our selected consolidated statement of operations data for the years ended December 31, 2011 and 2012 and our consolidated balance sheets as of December 31, 2011, 2012 and 2013 have been derived from our audited consolidated financial statements, which are not included in this annual report.

	Years Ended December 31,
	2015	2014	2013	2012	2011
	(in thousands, except per share amounts)
Consolidated Statement of Operations Data:
Net sales (1)	$117,103	$129,420	$164,439	$186,728	$320,576
Gross profit	$27,868	$22,128	$40,220	$68,158	$114,334
Operating income (loss)	$(4,989)	$(14,073)	$(13,233)	$(29,543)	$21,275
Net income (loss) attributable to UTStarcom Holdings Corp.	$(20,657)	$(30,264)	$(22,721)	$(34,385)	$13,387
Net income (loss) per share attributable to UTStarcom Holdings Corp.—Basic and Diluted (2)	$(0.56)	$(0.81)	$(0.58)	$(0.71)	$0.26

(1)	On August 31, 2012, we completed the divestiture of IPTV business. Revenue for the years ended December 31, 2012 and 2011 related to divested IPTV business was $29.5 million and $141.4 million, respectively, which partially contributed the net sales decrease in 2012. The net sales decrease in 2012 was primary due to the completion of amortization of deferred revenue associated with PAS infrastructure sales in 2011. The net sales from the amortization of deferred revenue associated with PAS infrastructure sales was $95.3 million in 2011. The sales decrease from 2012 to 2015 was mainly caused by the slower development of our Packet Transport Network and lower market demands for old products.

(2)	On March 21, 2013, we effected a one-for-three reverse share split of our ordinary shares. As a result, our authorized share capital was amended by the consolidation of 750,000,000 ordinary shares of US$0.00125 par value each into 250,000,000 ordinary shares of US$0.00375 par value. Net income (loss) per share attributable to UTStarcom Holding Corp. (basic and diluted) for 2011 through 2013 have been recomputed to reflect retroactively the one-for-three reverse share split.

	Years Ended December 31,
	2015	2014	2013	2012	2011
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$77,050	$77,824	$107,773	$179,880	$301,626
Working capital	$63,818	$76,383	$107,935	$196,372	$280,010
Total assets	$204,880	$279,063	$366,967	$488,091	$600,940
Total short-term debt	$—	$—	$—	$—	$—
Long-term debt	$—	$—	$—	$—	$—
Total UTStarcom Holdings Corp. shareholders’ equity	$90,278	$115,329	$150,380	$215,842	$264,638

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related To Our Business

We have a history of operating losses and may not have sufficient liquidity to execute our business plan or to continue our operations without obtaining additional funding or selling additional securities. We may not be able to obtain additional funding under commercially reasonable terms or issue additional securities.

We reported net loss attributable to UTStarcom Holdings Corp. of $22.7 million, $30.3 million and $20.7 million for the years ended December 31, 2013, 2014 and 2015. As of December 31, 2015, we had $77.1 million in cash or cash equivalents. Our management believes that we will have sufficient liquidity in 2016 to finance our anticipated operations, capital expenditure requirements and new business acquisitions and investments, as well as achieve projected cash collections from customers and contain expenses and cash used in operations. However, we may not achieve such operating performance and our management expects to continue to implement our liquidity plans, including reducing operating expenses and improving cash collections and receivable turnover. However, if we cannot successfully implement our liquidity plans, it may be necessary for us to make significant changes to our business plans and strategy to maintain adequate liquidity. In addition, various other factors may negatively impact our liquidity, such as:

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

 On June 5, 2015, we announced a new strategic plan to build on our past transition initiatives, further streamline our business model, focus on profitable broadband products and markets, and continue to monetize our investments. We expect that the adoption of this new strategic plan will in time result in a modified revenue profile and improve our margins. However, we may not be successful in reducing the costs, improving the efficiencies, or expanding our margins. If our current or future strategic plans for the business of our company are not as successful as originally anticipated, or at all, our business, financial prospects and results of operations may be materially and adversely affected.

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

We have experienced significant changes in our management and our Board of Directors in recent years. For example, in 2014, we appointed a new Chairman of the Board and a new chief financial officer, as well as a new independent director. Additionally, on January 11, 2016, we appointed a new chief executive officer and a new director to the board. Although we have endeavored to implement any director and management transition in as non-disruptive a manner as possible, any such transition might impact our business, and give rise to uncertainty among our customers, investors, vendors, employees and others concerning our future direction and performance, which may materially and adversely affect our business, financial condition, results of operations and cash flows, and our ability to execute our business model.

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

A significant portion of our net sales is derived from a Japanese customer, SoftBank Corp. and its related entities, or collectively Softbank, which previously was one of our principal shareholders. On January 14, 2014, Softbank sold all of our shares held by it to us and one of our other shareholders. In 2015, our net sales to Softbank totaled approximately $55.2 million, representing approximately 47% of our total net sales. We anticipate that our dependence on Softbank will continue for the foreseeable future. Consequently, any one of the following events may cause material fluctuations or declines in our net sales or liquidity position and have a material adverse effect on our financial condition and results of operations:

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

Notwithstanding our recent workforce restructurings, to effectively manage our operations, we will need to recruit, train, assimilate, motivate and retain qualified employees, especially in China. Competition for qualified employees is intense, and the process of recruiting personnel in all fields, including technology, research and development, sales and marketing, finance and accounting, administration and management with the combination of skills and attributes required to execute our business strategy can be difficult, time-consuming and expensive. We must continue to implement hiring and training processes that are capable of quickly deploying qualified local residents to support our products and services knowledgeably. Alternatively, if there are an insufficient number of qualified local residents available, we might incur substantial costs importing expatriates to service new global markets. For example, we have historically experienced and continue to experience difficulty finding qualified accounting personnel knowledgeable in both U.S. and PRC accounting standards who are PRC residents. In addition, we made changes within our senior management team in China. If our current senior management in China cannot maintain and/or establish key relationships with customers, governmental entities and other relevant parties in China, our business may decline significantly. If we fail to attract, hire, assimilate or retain qualified personnel, our business would be harmed. Our recent layoffs also have an adverse effect on our ability to attract and retain critical staff. Competitors and others have in the past, and may in the future, attempt to recruit our employees. In addition, companies in the telecommunications industry whose employees accept positions with competitors frequently claim that the competitors have engaged in unfair hiring practices. We may be the subject of these types of claims in the future as we seek to hire qualified personnel. Some of these claims may result in material litigation and disruption to our operations. We could incur substantial costs in defending ourselves against these claims, regardless of their merit.

Currency rate fluctuations may adversely affect our cash flow and operating results.

Our business is subject to risk from changing foreign exchange rates because we conduct a substantial part of our business in a variety of currencies other than the U.S. dollar. In 2015, a majority of our sales were made in Japan and denominated in Japanese Yen. We also made significant sales denominated in Indian Rupees and significant purchase denominated in Renminbi. Additionally, we have exposures to emerging market currencies, which can have extreme currency volatility. Adverse movements in currency exchange rates may negatively affect our cash flow and operating results. We recorded a net foreign currency gain of $3.9 million in 2013, a net foreign currency loss of $0.6 million in 2014, and a net currency loss of $0.2 million in 2015. We currently do not use forward and option contracts to hedge against the risk of foreign currency rate fluctuation in the eventual net cash inflows and outflows resulting from foreign currency denominated transactions with customers, suppliers, and non-U.S. subsidiaries. Furthermore, we would be limited in our ability to hedge our exposure to rate fluctuations in certain currencies, including the Japanese Yen, Renminbi and Indian Rupee, due to PRC-governmental currency exchange control regulations that restrict currency conversion and remittance. Even if we engage in hedging activities in the future, we may not be successful in minimizing the impact of foreign currency fluctuations. As a result, fluctuations in foreign currencies may have a material impact on our business, results of operations and financial condition.

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

From time to time we make financial and/or strategic investments in third party businesses. We cannot be certain that such investments will be successful. In certain instances we have lost part or all of the value of such investments, resulting in a financial loss and/or the loss of potential strategic opportunities. We recognize an impairment charge on our investment when a decline in the fair value of such investment below the cost basis is judged to be other-than-temporary. In making this determination, we review several factors to determine whether the losses are other-than-temporary, including but not limited to: (i) the length of time the investment was in an unrealized loss position, (ii) the extent to which fair value was less than cost, (iii) the financial condition and near term prospects of the issuer, and (iv) our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value. For the year ended December 31, 2015, we recorded impairment charges of $9.8 million related to investments. If we have to write down or write off our investments, or if potential strategic opportunities do not develop as planned, our financial performance may suffer. Moreover, these investments are often illiquid, such that it may be difficult or impossible for us to monetize such investments.

We could incur asset impairment charges for long-lived assets or long-term investments, which could negatively affect our future operating results and financial condition.

As of December 31, 2015, we had long-lived assets and long-term investments, and we may have goodwill and intangible assets in the future. We are required to perform periodic assessments for any possible impairment of long-lived assets and long-term investments for accounting purposes. We review the recoverability of the carrying value of long-lived assets held and used and long-lived assets to be disposed of whenever events or changes in circumstances indicate that the carrying value of the assets or asset groups may not be recoverable. Any such charge may adversely affect our operating results and financial condition.

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

 As of December 31, 2015, we have identified material weaknesses in our internal control over financial reporting and have concluded that our internal controls over financial reporting were not effective as of December 31, 2015. The requirements of Section 404 of the Sarbanes-Oxley Act are ongoing and also apply to future years. We expect that our internal control over financial reporting will continue to evolve as we continue in our efforts to transform our business. Although we are committed to continue to improve our internal control processes and we will continue to diligently and vigorously review our internal control over financial reporting in order to ensure compliance with the Section 404 requirements, any control system, regardless of how well designed, operated and evaluated, can provide only reasonable, not absolute, assurance that its objectives will be met. In addition, successful remediation of the material weaknesses identified as of December 31, 2015 is dependent on our ability to hire and retain qualified employees and consultants. Therefore, we cannot be certain that in the future additional material weaknesses or significant deficiencies will not exist or otherwise be discovered.

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

Transactions other than those that fall under the “current account” and that involve conversion of RMB into foreign currency are classified as “capital account” transactions; examples of “capital account” transaction include repatriations of investment by or loans to foreign owners, or direct equity investments in a foreign entity by a China domiciled entity. “Capital account” transactions require will be examined and registered by banks in China to convert a remittance into a foreign currency, such as U.S. dollars, and transmit the foreign currency outside of China.

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

We prepare our financial statements in U.S. dollars, while we conduct a significant portion of our operations in China primarily in RMB. The conversion of financial information using a functional currency of RMB will be subject to risks related to foreign currency exchange rate fluctuations. The value of RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions and supply and demand in local markets. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a managed band based on market supply and demand and by reference to a basket of certain foreign currencies. This change in policy has resulted in an approximate 21% appreciation of the Renminbi against the U.S. dollar between 2005 and 2008. From July 2008 to June 2010, the Renminbi traded within a narrow range against the U.S. dollar. In June 2010, the PRC government indicated that it would make the foreign exchange rate of the RMB more flexible, which increases the possibility of sharp fluctuations of the RMB’s value in the near future and the unpredictability associated with the RMB’s exchange rate. On April 16, 2012, the PRC government widened the daily trading band to 1%. On March 17, 2014, the PRC government further widened the daily trading band to 2% in order to further improve the managed floating Renminbi exchange rate regime based on market supply and demand. On July 22, 2015, the PRC government issued the opinion to keep stability of Renminbi exchange rate within a reasonable and balanced level, improve the marketization of Renminbi exchange rate, and widen the daily trading band. However, the People’s Bank of China has not adjusted the daily trading band since then.

The People’s Bank of China has also introduced a series of measures to facilitate the reform of the Renminbi exchange rate regime, including the introduction of financial derivative products such as currency swaps, the relaxation on Renminbi trading by non-financial institutions and the introduction of market makers, comprising both domestic and foreign banks, for the trading of Renminbi. On August 11, 2015, the People’s Bank of China required that market makers to refer to previous day’s closing rate at the interbank foreign exchange market and consider the supply and demand of foreign exchange as well as the changes of foreign exchange rate for main currencies to submit the quoted price. The mid-rate of the Renminbi against the U.S. dollars had depreciated by almost 4% in the following 3 days and 5.77% by the end of 2015 for the whole year. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy. As we have significant operations in China, any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue, earnings and financial position, and the value of, and any dividends payable on, our ordinary shares in U.S. dollars. For example, to the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

Under the Enterprise Income Tax Law, or the EIT Law, we may be classified as a “resident enterprise” of the PRC, which could result in unfavorable tax consequences to us and to non-PRC shareholders.

Under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a PRC enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. In April 2009, the State Administration of Taxation, (“SAT”), released Notice on Issues Relating to Determination of PRC-Controlled Offshore Enterprises as PRC Resident Enterprises Based on “De Facto Management Bodies” Test, or Circular 82. Under Circular 82, a foreign enterprise “controlled by a PRC enterprise or a PRC enterprise group” will be considered as a resident enterprise if all of the following conditions are satisfied: (i) the senior management personnel responsible for its daily operations and the place where the senior management departments discharge their responsibilities are located primarily in the PRC; (ii) its finance and human resources related decisions are made by or are subject to the approval of institutions or personnel located in the PRC; (iii) its major assets, books and records, company seals and minutes of its board of directors and shareholder meetings are located or kept in the PRC; and (iv) senior management personnel or 50% or more of the members of its board of directors with voting power of the enterprise reside in the PRC. On September 1, 2011, the SAT issued the Announcement on Printing and Issuing the Provisional Administrative Regulations of Enterprise Income Taxation of a Foreign Enterprise Controlled by a PRC Enterprise or a PRC Enterprise Group, or Circular 45, to further prescribe the rules concerning the recognition, administration and taxation of a foreign enterprise “controlled by a PRC enterprise or PRC enterprise group.” Because the above-mentioned two circulars were issued to regulate identification of PRC tax resident among companies established overseas and controlled by PRC companies, the criteria set forth in such circulars can only be used for reference purposes in our case. The PRC tax authorities can determine whether or not certain offshore companies shall be deemed as resident enterprises for PRC tax purposes.

If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, the PRC tax authorities could impose a 10% PRC enterprise income tax on dividends we pay to our non-PRC shareholders and gains derived by our non-PRC shareholders from transferring our shares, if the non-PRC shareholders are deemed as “non-resident enterprises” and their income is considered PRC-sourced income by the relevant PRC authorities. Under the applicable tax regulations of the PRC, “non-resident enterprises” means the non-PRC enterprises which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business in the PRC. Circular 45 clarifies that the capital gains derived by the non-resident enterprises from alienation of shares of the foreign-incorporated resident enterprise are considered as China-sourced income. If we were considered a PRC “resident enterprise”, non-resident enterprise holders of our ordinary shares may be subject to enterprise income tax in China at a rate of 10% on the capital gains derived from the transfer of our ordinary shares. It is not clear, however, whether the capital gains derived by the non-resident individuals from the transfer of our ordinary shares will be considered as China-sourced and whether we are obliged to withhold the dividends distributed to our non-resident individual shareholders. In practice, we understand that the PRC tax authorities have not collected the individual income tax from the non-resident individuals.

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

On August 8, 2006, six PRC regulatory agencies, namely, the PRC Ministry of Commerce, the State-owned Assets Supervision and Administration Commission of the State Council (“SASAC”), the SAT, the State Administration for Industry and Commerce (“SAIC”), the China Securities Regulatory Commission(“CSRC”), jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rule established new procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. On February 3, 2011, the General Office of the State Council promulgated the Notice on Launching the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Security Review Notice, which became effective on March 6, 2011. The M&A Security Review Notice provides for certain circumstances under which foreign investors’ acquisition of domestic enterprises shall be subject to the security review of the PRC governments. The security review assesses such acquisition’s impact on national security, stable operation of national economy, basic living of the people, and R&D capacity for key technologies related to national security. On August 25, 2011, the Ministry of Commerce of PRC promulgated the Regulation of Ministry of Commerce on Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Security Review Regulation, which became effective on September 1, 2011. The M&A Security Review Regulation stipulates the requirements of application documents and security review procedures of the Ministry of Commerce. In the future, we may grow our business in part by acquiring complementary businesses. Complying with the requirements of the M&A Rule, the M&A Security Review Notice and the M&A Security Review Regulation to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

On March 28, 2007, SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas Listed Company, or the Stock Option Rule, to regulate foreign exchange procedures for PRC individuals participating in employee stock holding and stock option plans of overseas companies. Under the Stock Option Rule, a PRC domestic individual must comply with various foreign exchange procedures through a domestic agent institution when participating in any employee stock holding plan or stock option plan of an overseas listed company. Certain domestic agent institutions, such as the PRC subsidiaries of an overseas listed company, a labor union of such company that is a legal person or a qualified financial institution, among others things, shall file with SAFE and be responsible for completing relevant foreign exchange procedures on behalf of PRC domestic individuals, such as applying to obtain SAFE approval for exchanging foreign currency in connection with owning stock or stock option exercises. Concurrent with the filing of such applications with SAFE, the PRC subsidiary, as a domestic agent, must obtain approval from SAFE to open a special foreign exchange account at a PRC domestic bank to hold the funds in connection with the stock purchase or option exercise, any returns based on stock sales, any stock dividends issued and any other income or expenditures approved by SAFE. The PRC subsidiary also is required to obtain approval from SAFE to open an overseas special foreign exchange account at an overseas trust bank to hold overseas funds used in connection with any stock purchase. The domestic agent institution is required to make a quarterly filing with SAFE to update SAFE with relevant information, including the exercise of options by employees, the holding of shares by employees and the funds in the special foreign exchange account and the overseas special foreign exchange account.

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

Entities affiliated with Shah Capital Management, or collectively, Shah Capital, E-Town International Holding (Hong Kong) Co. Limited, or E-Town, and The Smart Soho International Limited, or Smart Soho, beneficially owned approximately 15.5%, 10.4% and 13.7%, respectively, of our outstanding shares as of March 31 2016. E-Town also has the right to designate a member of our board of directors. As a result, Shah Capital, E-Town and Phicomm have the ability to influence all matters submitted to our shareholders for approval, as well as our management and affairs. Matters that could require shareholder approval include:

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

If we are unable to maintain compliance with the conditions for continued listing required by NASDAQ, then our ordinary shares may be subject to delisting from NASDAQ. NASDAQ Listing Rule 5450(a) (1) requires that our shares trade above $1.00 per share. Our shares traded below $1.00 for periods in 2012 and 2013, and on March 15, 2013 we received formal notice from NASDAQ that we were not in compliance with NASDAQ’s Listing Rules. While we returned to full compliance on April 11, 2013, our shares may trade below $1.00 per share again in the future. If our ordinary shares are delisted from NASDAQ, our ordinary shares may not be eligible to trade on any national securities exchange or the over-the-counter market. If our ordinary shares are no longer traded through a market system, their liquidity may be greatly reduced, which could negatively affect their price. In addition, we may be unable to obtain future equity financing, or use our ordinary shares as consideration for mergers or other business combinations. A delisting from NASDAQ may also have other negative implications, including the potential loss of confidence by suppliers, customers and employees, the loss of institutional investor interest, and fewer business development opportunities and could lead to a default under certain of our contractual arrangements.

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

Our ordinary shares are traded on NASDAQ under the same ticker symbol “UTSI,” under which UTStarcom, Inc.’s common stock had previously traded. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our telephone number at this address is +1 (345) 949 8066. Our agent for service of process in the United States is CT Corporation System and its address is 2875 Michelle Drive Suite 100 Irvine, California 92606-1024, USA. Our principal executive offices are located at Level 6, 28 Hennessy Road, Admiralty, Hong Kong. We can be reached by telephone at +86 (571) 8192-8888.

B.	Business Overview

Our core business is providing next generation broadband products, solution and services. As a global telecom infrastructure provider, we focus on delivering innovative carrier-class broadband transport and access (both Wi-Fi and fixed line) products and solutions, optimized for mobile backhaul, metro aggregation, broadband access and Wi-Fi data offloading.

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

In addition to the well-established product lines mentioned above, which we sell to our customers worldwide, UTStarcom is actively involved in new products and solutions developments in several key target areas including Data Center Switch, Community Broadband projects and Smart City solutions. The new products and solutions developments employ our vast experience and knowledge accumulated over the years in our key expertise areas including optical communications, broadband access technologies and hardware and software design.

Packet Optical Products

Our packet optical products are based upon internationally defined optical transmission and networking standards. The products convert and translate data, video, voice or other traffic into an optical signal that is transmitted over glass fiber. Today our packet optical transport product offering is composed of two major product lines: the Packet Transport Network (PTN) product line and the Next Generation Packet Transport Network (NG-PTN) product line.

In October 2009, we announced the debut of our expanded NetRing™ Transport Network, or NetRing™ TN, the Packet Transport Network (PTN) product line based on the latest Multi Protocol Label Switch Transport Profile (MPLS-TP) and Carrier Ethernet (CE) technologies. The products combine packet switch, packet optical transport and time/clock synchronization technologies to meet customers’ metro-level networking requirements through support of wide range of protocols, standards and interfaces coupled with highest reliability and carrier-class set of features. It is highly flexible, reliable, scalable and cost-effective solution and can be deployed for key applications such as carrier mobile backhaul, metro Ethernet services for enterprise and broadband aggregation. It is capable of carrying TDM, ATM, SDN/SONET and Ethernet services seamlessly over a reliable and scalable network, with resiliency at par with traditional SDH networks. It also enables legacy enterprise services over Ethernet, providing “wholesale” connectivity and an alternative for leased lines. The product line is implemented in a complete line of network elements from compact metro access boxes to high-performance core devices, and offers a broad feature set, including network-wide time/clock synchronization, carrier class sub 50ms recovery resiliency, guaranteed Quality Of Service (QoS) and Service Level Agreement (SLA) enforcement, end-to-end multi-layer Operation Administration & Maintenance (OAM), and a wide range of interfaces Ethernet, Time Division Multiplex (TDM), asynchronous transfer mode (ATM), synchronous digital hierarchy (SDH)/synchronous optical network (SONET). Products are managed via comprehensive centralized network management system. To support the fast growth of PTN network deployment in field, we introduced the new release of Network Management System (NMS) in August 2013, which allows customers to expand the capacity of their existing PTN networks and aggregate the management of large-scale networks. The newly released NMS enhances the number of packet transport network nodes managed under one network, extending the industry average of few hundreds or thousands to 50,000 nodes, increases MPLS-TP service management volume capacity by fifteen times. Large volumes of NetRing™ TN, the Packet Transport Network (PTN) products, have already been deployed worldwide. We saw the strong demand for new deployments and for existing network expansions in 2015, and expect it to continue in 2016.

In November 2015 we introduced a development of our packet optical transport solution: the Next Generation Packet Transport Network (NG-PTN). The new NG-PTN solution brings together all of UTStarcom’s most recent innovative developments to deliver highly cost effective, scalable, agile and intelligent metro transport solutions to its customers. The solution implements SDN-based dynamic control plane on a connection-oriented MPLS-TP/CE transport network and enables full integration with the company’s SOOTMNetwork SDN platform.The solution builds on the reliability and telecom carrier-grade feature set of our NetRingTM 700 Series PTN product family, while adding improved operational efficiency of hardware and software architecture, 100GE interface support, and it also includes various automation features and advanced services.

Key features of UTStarcom’s new NG-PTN platform include:

•	Improved and highly efficient HW and SW architecture, high port density, low power consumption
•	A wide range of supported interfaces up to 100GE
•	Full integration with UTStarcom’s SDN solution SOOTM Network
•	Support of L3VPN, BoD and other advanced dynamic services from the SDN-based dynamic control plane
•	Advanced automation features (with future software releases)
•	Based on MPLS-TP/CE, rich feature set including sub-50ms resiliency, precise network time/clock synchronization with 1588v2 and SyncE, QoS etc.
•	Overall CAPEX and OPEX savings

There are three newly released innovative products TN701B, TN703A, TN704A which are designed for Metro Access and Aggregation applications. TN701B is a compact access device featuring 10Gbps capacity and GE interfaces support. It is also suitable for efficient deployment and backhauling of Wi-Fi networks given the support of Power over Ethernet (“PoE”) technology. TN703A is positioned as a higher-level access device offering 64Gbps capacity in a compact 1RU enclosure, and supports 10GE/GE/STM-1/E1 interfaces. TN704A can be used as a low-level aggregation device supporting 136Gbps capacity in a compact 2RU enclosure, and supports 10GE/GE/STM-1/E1 interfaces.

The release of the NG-PTN solution followed the debut of a 100GE core switch device TN765 in 2014. NetRing™TN765 has been upgrade to support new features of NG-PTN and become part of Next Generation Packet Transport Network (NG-PTN) product family. The NetRing™TN765 product aims to help operators enhance profitability by extending capacity, throughput and deployment flexibility of MPLS-TP network in the metro aggregation and core segments. It offers enhanced throughput (1Tbps) to support higher aggregation levels, 100 GE interface support and multiple 10GE interfaces for more efficient network deployment. On top of that, the product is enhanced through SDN-based orchestration for automated service provisioning and network efficiency optimization. By the end of Y2015, hundredsNetRing™TN765 have been deployed in field with 100GE interfaces. The growth of 100GE interface and system deployment became significant in Y2015 and will continue in coming years.

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

In 2015 we introduced several major new services of SOOTM SDN Solution. Both functions are integrated with the SDN Controller SOOTM Station and interfaces with our NetRing TN700 Series products. The new SDn services are:

•	uFlex BoD SOOTM Service – SDN-based Bandwidth on Demand service for Ethernet leased subscribers. The solution offers higher service flexibility to carriers and their customers. It allows operators to better target their customers’ requirements for bandwidth with automated real-time or scheduled service provisioning and modification, while improving overall network bandwidth utilization.

•	Centralized Layer 3 solution over Packet Optical Transport network. It delivers a number of L3 features such as L3 routing over L2 transport, IPv4/v6 support and Layer 3 Virtual Private Network (L3 VPN) service over Packet Optical Transport network. The Layer3 solution with SDN/NFV enabling is essential for the targeted customers with the needs of next generation mobile backhaul, IoT and other applications.

Carrier Wi-Fi Products

Our Carrier Wi-Fi product line includes a complete carrier-grade solution for a managed wireless access network: Multi-Service Gateway, Network Management System and Wi-Fi Access Points (AP) for carrier and MSO markets and various deployment scenarios including efficient 3G/4G data offloading based on Wi-Fi technology. Since 2013, we have successful deployed MSG10000 to certain key customers and carried commercial and live traffic.

MSAN Products

MSAN offers a wide range of services including IPTV, High-Speed Internet Access, POTS, ISDN, VoIP, over twisted pair copper and optical fiber. UTStarcom’s iAN Multimedia Network Edge is a leading MSAN platform with accumulated over 40 million lines installed worldwide. The latest iAN platform—iAN1200 series MSAN portfolio which was introduced in 2008 accommodates carrier-grade broadband access, telephony and data service interfaces in a single compact NGN platform, enabling operators to offer value added “Triple Play” and broadband business services and migrate to NGN while maintaining the traditional telephony services. MSAN B1200 product line includes high (iAN B1205E), medium (iAN B1205) and low (iAN B1202) capacity devices that offer the benefit of converged access with an integrated TDM migration, POTS termination, DSL, Media Gateway and Ethernet/ xPON uplinks on the same platform. With newly added Voice over Internet Protocol-large scale Session Initiation Protocol (SIP) gateway with Internet Protocol version 6 (IPv6) support, MSAN B1200 are widely deployed and expended in 2015 and will continue in 2016.

MARKETS AND CUSTOMERS

The table below describes net sales by geographic region for the fiscal years ended December 31, 2015, 2014 and 2013.

	Years Ended December 31,
	2015	% of net sales	2014	% of net sales	2013	% of net sales
	(in thousands, except percentages)
Net Sales by Region
China	$9,490	8%	$15,465	12%	$6,945	4%
India	$34,836	30%	$37,424	29%	$26,595	16%
Japan	$57,483	49%	$58,999	46%	$93,203	57%
Taiwan	$7,904	7%	$6,706	5%	$13,332	8%
Other	$7,390	6%	$10,826	8%	$24,364	15%
	$117,103	100%	$129,420	100%	$164,439	100%

Our products and services are deployed and implemented primarily in Asia. In 2013, 2014 and 2015, Japan was our largest market, representing 56.7%, 45.6% and 49.1% of our net sales, respectively.

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

Our customers, typically telecommunications and cable service providers, enable delivery of wireless, wire line and broadband access services including data, voice, and/or television to their subscribers. They include, but are not limited to, local, regional, national and international telecommunications carriers, including broadband, cable, Internet, wire line and wireless providers. Telecommunications and cable service providers typically require extensive proposal review, product certification, test and evaluation and network design and, in most cases, are associated with long sales cycles. Our customers’ networking requirements are influenced by numerous variables, including their size, the number and types of subscribers that they serve, the relative teledensity (the number of phone lines per 100 persons) of the geography served, their subscriber demand for IP communications and access services in the served geography. A significant portion of our net sales is derived from a Japanese customer, Softbank, which is also one of our former shareholders. In 2015, our net sales to Softbank totaled approximately $55.2 million, representing approximately 47% of our total net sales. We anticipate that our dependence on Softbank will continue for the foreseeable future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We rely on a Japanese customer for a significant portion of our net sales. Any deterioration of our relationship or any interruption to our ongoing collaboration with this customer may significantly harm our business, financial condition and results of operations.”

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

We believe our competitive strengths are derived from three main factors: our ability to introduce and deploy well developed IP-based technologies and products; our reputation for providing a customer-centric business model and solving complex problems; By contrast, our competitive disadvantages include our relatively smaller size in terms of revenues, working capital, and financial resources and number of employees as compared to many of our competitors, our lack of history and experience in selling to many of the largest carriers in well-established markets and our lack of consumer brand recognition in markets .

The broadband infrastructure market is subject to intense competition worldwide from numerous global and regional competitors, including some of the world’s largest companies. These companies leverage pricing, payment terms and their pre-existing customer relationships. Specific competitors in this segment include Alcatel-Lucent, Coriant, CIENA Corporation, ECI Telecom, Huawei Technologies Co., Ltd., and ZTE Corporation, Inc.

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

Manufacturing, Assembly and Testing

The manufacturing operations consist of circuit board assembly, final system assembly, software installation and testing. We assemble circuit boards primarily using surface mount technology. Assembled boards are individually tested prior to final assembly and tested again at the system level prior to system shipment. We use internally developed functional and parametric tests for quality management and process control and have developed an internal system to track quality statistics at a serial number level. System final testing and packaging are conducted at our own facilities as well as contracted to third parties.

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

In the past we have made, and expect to continue to make, significant investments in research and development. For the years ended December 31, 2015, 2014 and 2013, our R&D expenses totaled $11.3 million, $11.7 million, and $14.5 million, respectively. The decrease in R&D expenses is primarily due to reduced spending in non-core business units and cost reductions resulting from streamlined operations.

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

Name	Place of Incorporation or Organization	Proportion of Ownership Interest
UTStarcom, Inc.	U.S.A	100%
UTStarcom International Products, Inc.	U.S.A	100%
UTStarcom International Services, Inc.	U.S.A	100%
Issanni Communications, Inc.	U.S.A	100%
UTStarcom Telecom Co., Ltd	China	100%
UTStarcom Hong Kong Ltd	Hong Kong SAR	100%
UTStarcom Japan KK	Japan	100%
UTStarcom, S.A. de C.V.	Mexico	100%
UTStarcom Ireland Limited	Ireland	100%
UTStarcom Taiwan Ltd	Taiwan	100%
UTStarcom Network Solutions—Redes de Nova Geração Ltda.	Brazil	100%
UTStarcom Korea Limited	Korea	100%
UTStarcom India Telecom Pvt	India	100%
UTStarcom (Thailand) Limited	Thailand	100%
MyTV Corporation	Cayman Island	100%
UTStarcom (Philippines), Inc.	Philippines	100%
UTStarcom Hong Kong Investment Holding ltd	Hong Kong	100%
Virtual Gateway Labs, Inc.	U.S.A	100%

D.	Property, Plants and Equipment

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

We lease approximately 0.3 million square feet of property, of which 0.2 million square feet are properties in China and 0.01 million square feet are properties in North America. We maintain sales and customer support offices in several countries covering Japan, India, Taiwan and the United States. We believe our facilities are suitable and adequate to meet our current needs.

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

OVERVIEW

We are a global telecom infrastructure provider dedicated to developing technology that will serve the rapidly growing demand for bandwidth from cloud-based services, mobile, streaming and other applications. We work with carriers globally, from Asia to the Americas, to meet this demand through a range of innovative broadband packet optical transport and wireless/fixed-line access products and solutions. We focus on delivering innovative carrier-class broadband transport and access products and solutions, optimized for mobile backhaul, metro aggregation, broadband access and Wi-Fi data offloading. Collectively, our range of solutions is designed to expand and modernize telecommunications networks through smooth network system integration, lower operating costs and increased broadband access. We also provide the carriers with increased revenue opportunities by enhancing their subscribers’ user experience. The majority of our business is based in Japan, China, Taiwan, India and other Asian markets.

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

Divestitures

On August 31, 2012, we completed a sale of our IPTV business to an entity founded by our former CEO, and paid total consideration of approximately $30.0 million related to the net liabilities transferred. Prior to the sale, the IPTV business accounted for 15.8% of our revenue in 2012 and had negatively contributed to the overall results of our operations.

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

As some customers were not willing to assign their contracts to the buyer, we are still the primary obligor for those contracts that were not legally assigned to the buyer. Even though we signed back-to-back contracts to transfer all obligations and associated economic risks and benefits to the buyer, from the customer point of view, we are the sole and only obligor to their contracts. If the buyer fails to fulfill its obligations under the back to back contracts with respect to these un-assigned contracts with us, we are still obligated to fulfill the obligations under the un-assigned contracts with the customers. Therefore, we were not able to derecognize the related liabilities of those un-assigned contracts. Since all of the economic risks and benefits of the unassigned contracts had been transferred to the buyer of the IPTV business, we recorded a portion of the payment made to the buyer at the time of the divestiture as the deferred service cost to offset such liabilities related to those unassigned contracts. As of December 31, 2015, we had both liabilities and deferred costs of $11.6 million related to those unassigned contracts. We will continue to recognize revenue for those unassigned contracts when they meet the revenue recognition criteria. At the same time, we will recognize an equal amount of deferred costs associated with those contracts. Therefore, there will be no gross profit impact from the revenue recognition of those contracts.

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

On March 22, 2013, we entered into an agreement to sell our DOCSIS-EOC product line to a third party with a cash consideration of $1.8 million from the buyer. At the date of the transfer, this product was still under the development phase with no customer orders. We received the full amount of $1.8 million during the second and third quarters of 2013 and the same amount of divestiture gain was recorded in the respective periods. The transaction was completed in the third quarter of 2013. The product line is not a reportable segment under, nor an operating segment or reporting unit. Therefore, we determined that the sale of this product line did not meet the criteria for presentation as a discontinued operation.

Investments

In September 2004, we invested $2.0 million in Series A preferred stock of ImmenStar, Inc., or ImmenStar. ImmenStar was a development stage company that designed a chip that was used in our products. This investment was accounted for under the cost method. In February 2007, ImmenStar was acquired by Cortina Systems, Inc., or Cortina. In exchange for our investment in ImmenStar, we received 3.6 million shares of Series D Preferred Convertible Stock of Cortina at $0.837 per share and $1.8 million cash in March 2007, and an additional 0.4 million shares of Series D Preferred Convertible Stock of Cortina at $0.837 per share and $0.2 million cash from escrow during 2008. As a result of the acquisition, we recorded a gain on investment of $2.8 million in other income, net in 2007 and $0.5 million in 2008. We owned approximately 1% interest in Cortina as of December 31, 2013. On July 30, 2014, Cortina was acquired by Inphi Corporation, or Inphi, a public company listed on the New York Stock Exchange. Upon the Merger agreement between Inphi and Cortina, we recorded $1.5 million investment loss in the third quarter of 2014. In exchange for the 1% interest in Cortina, we received 124,395 shares with a par value at $0.001 per share on November 14, 2014. Management assessed the shares and classified the investment as available-for-sale. As of December 31, 2014, the fair value of the shares was $2.3 million, with an unrealized gain of $0.5 million recorded in Other Comprehensive Income. In the first quarter of 2015, we sold the 124,395 shares of Inphi stock for total cash consideration of $2.4 million, which resulted in realized gain of $0.6 million in Other Income. In the second quarter of 2015, we also received $0.7 million in cash proceeds in connection with the sale of assets that had a $0 net carrying value, resulting in a realized gain in Other Income. In the fourth quarter of 2015, another $0.3 million was released from escrow deposited by Inphi during the transaction and we recorded as a realized gain in Other Income.

In October 2004, we invested $3.0 million in Series D preferred convertible stock of GCT Semiconductor, Inc., or GCT, which designs, develops and markets integrated circuit products for the wireless communications industry. This investment represents approximately a 0.4% interest in GCT. This investment is accounted for under the cost method. In 2013, we reviewed the carrying value of our investment in GCT Semiconductor including reviewing its cash position, recent financing activities, financing needs, earnings/revenue outlook, operational performance, and competition. We assessed the fair value of GCT as of December 31, 2015, and concluded that there was no impairment. As of December 31, 2015, the book value of the investment was $0.8 million.

In 2008, we invested $0.5 million into SBI NEO Technology, or SBI, in exchange for approximately 2% of the partnership interest in SBI. The partnership’s investment objective is to invest in unlisted or listed companies in Japan and overseas that are engaged in high growth businesses, including businesses focused on information technology and the environment. In 2010, 2011 and 2012, we contributed an additional $0.7 million, $0.7 million and $0.6 million into SBI, respectively, maintaining a partnership interest of approximately 2% as of December 31, 2015. We concluded that we do not have a controlling interest in SBI as we do not have the power to direct the activities of SBI that most significantly impact the entity’s economic performance, nor do we have any significant influence over SBI, therefore, we account for the investment in SBI using the cost method. In the fourth quarter of 2014, we received $0.1 million from SBI which was recorded as a reduction to offset the SBI investment as of December 31, 2014. In the second and fourth quarter of 2015, we received $0.26 million from SBI, which was recorded as a reduction to offset the SBI investment as of December 31, 2015. During the year of 2015, we assessed the fair value of SBI, and concluded that there was no impairment. As of December 31, 2015, the book value of the investment was $1.3 million.

In December 2010, we invested $2.1 million into ACELAND Investments Limited, or ACELAND. ACELAND is a joint venture entity we formed with ZTE H.K. Limited. The entity’s investment objective is to participate in the investment in Wireless City Planning operated by Softbank to develop XGP business. Pursuant to the investment agreement, in the second quarter of 2011, we extended a shareholder loan to ACELAND in the amount of $7.1 million with a maturity date of December, 31, 2015, which could be used by ACELAND to subscribe for Class B Wireless City Planning shares. The shareholder loan was made by all shareholders of ACELAND in proportion to their equity interests in ACELAND. Based on the terms of the loan which make repayment contingent on certain events, we accounted for it as an equity investment. We owned an approximately 35% interest in ACELAND as of December 31, 2013 and account for the investment in ACELAND using the equity method. ACELAND is a holding company and its sole investment is the 5.82% interest of Wireless City Planning, which is an early-stage company. On March 24, 2016, Wireless City Planning made the repayment to ACELAND for the matured investment and shareholder loan in the amount of $23.5 million. The allocation for UTStarcom is estimated to be $8.2 million. As a result, we recorded a $1.0 million impairment charge to the ACELAND investment in 2015.

On August 31, 2012, we completed the sale of our IPTV business to UTStarcom Hong Kong Holdings Ltd., which is our former subsidiary and is currently owned by Jack Lu, our former Chief Executive Officer. We paid a total consideration of approximately $30.0 million related to the net liabilities transferred. In connection with this transaction, we recorded a net loss of $17.5 million during 2012. On the same day, we purchased a $20.0 million Convertible Bond from UTStarcom Hong Kong Holdings Ltd. The Convertible Bond bears interest at 6.5% per annum and will mature on August 31, 2017. On or prior to the maturity date, if UTStarcom Hong Kong Holdings Ltd. achieves P&L run-rate of breakeven, the $5.0 million of principal of the Convertible Bond will be converted into 8% of the outstanding shares of UTStarcom Hong Kong Holdings Ltd. At the maturity date, we may convert the outstanding principal amount of the Convertible Bond and all accrued and unpaid interest into fully paid and nonassessable ordinary shares of UTStarcom Hong Kong Holdings Ltd. equal to 25% (if 8% of shares specified above are issued) or 33% (if 8% of shares specified above are not issued) of the outstanding shares of UTStarcom Hong Kong Holdings Ltd. or may elect cash payment. The Convertible Bond was classified as available-for- sale securities subject to fair value accounting. On April 7, 2015, we entered an agreement with UTStarcom Hong Kong Holdings Ltd. for the conversion of the $20.0 million Convertible Bond. The agreement was effective on April 7, 2015. Pursuant to the agreement, UTStarcom Hong Kong Holdings Ltd. paid $10.0 million in cash to us as partial payment of the principal of the Convertible Bond. The remaining part of the principal and the interest of the Convertible Bond were converted to 14% of equity interest of UTStarcom Hong Kong Holdings Ltd. We used the cost method to account for the investment in the IPTV business. In 2015, we assessed the fair value of UTStarcom Hong Kong Holdings Ltd., and concluded that there was no impairment relating to this investment. As of December 31, 2015, the book value of the investment was $10.0 million. See Note 6 to our Consolidated Financial Statements included under Item 18 of this Annual Report on Form 20-F.

In November 2012, we invested $8.0 million in Series B Preferred Stock of AioTV Inc, or AioTV. AioTV stands for “all-in-one TV” and our company is a leading international cloud-based video aggregation and distribution platform. Our investment objective is to obtain access to technology that will support our rollout of subscription-based, value- added media services. We owned a 44% equity interest of AioTV as of December 31, 2013. The preferred stock was classified as available-for-sale securities. AioTV currently cooperates with consumer electronics makers, cable and telecommunications service providers in North America, South America and Europe. During 2015, we assessed the fair value of the investment, and concluded that there was a $2.8 million impairment charge on fair value relating to this investment, and the book value as of December 31, 2015 was $5.2 million. In December 2015, we invested $0.5 million in a convertible bond issued by AioTV. The convertible bond bears interest at 10.0% per annum and matured on May 7, 2016. The convertible bond is classified as an available-for-sale securities subject to fair value accounting. As of December 31, 2015, it was deemed that there has been no material changes in the fair value of the convertible bond considering the relatively short period since the investment made in December 7, 2015.

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

Starting from December 3, 2012, we started to invest in UiTV’s convertible bonds bearing interest at 6.5% per annum with various maturity dates and subsequently all maturity dates were extended to December 31, 2015. Through December 31, 2015, we have invested $35.1 million in convertible bonds in UiTV Media. The convertible bond is classified as available-for-sale securities subject to fair value accounting.

Due to the additional convertible bond investment and the decreasing fair value of the ordinary shares of UiTV in relation to the total fair value of that company, it was determined the preference shares of UiTV Media owned by us now substantively participated in the risks and rewards of UiTV Media, irrespective of the liquidation preferences, and were considered as in-substance common stock. Therefore, we concluded the equity method criteria had been met and the equity accounting commenced in the first quarter of 2013. As a result, we recorded a total of $5.3 million and $9.6 million in losses for the preferred stock investment in 2014 and 2013, respectively, to reflect our 49% interest in UiTV losses. As of December 31, 2014, the remaining balance in the preferred stock is reduced to zero. After our preferred stock investment in UiTV had been reduced to zero, we started to pick up 100% of UiTV’s losses and applied them against our convertible bond investment balance until the carrying value of the convertible bond investment balance is reduced to zero. Therefore, we additionally recorded a total of $14.0 million and $3.6 million in losses for the convertible bond investment in 2015 and 2014 to reflect the 100% of UiTV remaining losses. After recognizing UiTV’s loss of $14.0million and $3.6 million in 2015 and 2014, respectively, and impairment charges of $6.0million, $2.4 million and $9.1 million in 2015, 2014 and 2013, respectively, the convertible bond investments balance was reduced to zero as of December 31, 2015. If the current controlling shareholder of UiTV is willing to amend certain provisions of the articles of incorporation that will allow us, based on its current stockholdings, to obtain control of UiTV, we, as its major investor, would provide an additional investment at fair market price to support the continuing operations of UiTV so as to enable it to meet its liabilities as they fall due and carry on its business.

Through December 31, 2015, we have invested $20.0 million in preference shares and $35.1 million in convertible bonds of UiTV Media. If converted, these investments represent approximately 73% of the equity of UiTV Media. Nevertheless, we do not have control over UiTV Media because the founder and CEO of UiTV Media retains the right to elect three of the five board members of UiTV Media unless the voting interests controlled by him fall below 10% of the total voting interests of UiTV Media. As the UiTV Media board of directors has the power to elect or dismiss officers, approve the budget, make strategic decisions and evaluate possible merger and acquisition opportunities of that company, the founder and CEO of UiTV Media controls that company. UiTV Media is considered a Variable Interest Entity because it is thinly capitalized. Management has concluded the founder and CEO of UiTV Media was the primary beneficiary of UiTV Media for the years ended December 31, 2015, 2014 and 2013 because he met the power criterion and loss/benefits criterion in accordance with ASC 810-10-25. For the above reasons, we did not consolidate UiTV Media as of and for the years ended December 31, 2015, 2014 and 2013.

UiTV has not repaid its convertible bond which has a carrying value of zero as of March 31, 2016. We are in the process of negotiating an extension of the convertible bond.

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

Final acceptance is required for revenue recognition when installation services are not considered perfunctory. Final acceptance indicates that the customer has fully accepted delivery and installation, if any, of equipment and we are entitled to full payment. We do not recognize revenue before final acceptance is granted by the customer if acceptance is considered substantive to the transaction. The sales contracts we enter into typically include customer acceptance provisions and require the customer to issue a final acceptance certificate to evidence the customer’s acceptance of the products and services. In those circumstances, we are unable to enforce payment terms until after the receipt of the final acceptance certificate because the payment conditions are dependent on the issuance of the final acceptance certificate. Our products are generally deployed within the core network of our telecommunications and cable operations customers. The acceptance terms for the products and services include initial test, on-site testing and trial period. Based on our past experience, the customer’s acceptance process for larger and complex projects may take longer than twelve months. As a result, the customer runs prolonged and rigorous tests to ensure our products work seamlessly with the customer’s existing network. Each customer runs its unique tests, as the equipment performance can vary based on how the equipment works in combination with the customer’s other equipment, software and other conditions. Given that there is uncertainty about customer acceptance until the customer completes its internal testing and procedures, we wait until the issuance of the final acceptance certificate to support our assertion that the delivery of products and services has occurred. For significant customer contracts involving larger and complex projects where there is on-site testing at multiple locations and the taking over of product warranty and product title occurs after the acceptance of the products and services, acceptance is substantive to the transaction.

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

In connection with the restructuring of the telecommunication industry in China, MIIT announced that PAS services in China would be phased out by January 1, 2012. We still had $13.2 million of deferred revenue associated with unfulfilled contractual obligations for our historical PAS infrastructure contracts as of December 31, 2011. Such amounts were deferred at its VSOE of fair value according to the terms of the contracts. Upon the phasing out of the PAS services as required by the MIIT announcement, we have been taking appropriate actions, such as communicating with our customers regarding the termination of such services, to legally release those obligations. Accordingly, approximately $8.1 million of the deferred revenue had been released in 2012 upon the appropriate legal actions. As of August 31, 2012, the remaining deferred revenue balance associated with PAS was approximately $5.1 million. The remaining balance of $5.1 million was included as part of the divestiture of our IPTV business in August 2012. However, as some customers were not willing to assign their contracts to the buyer, we are still the primary obligor for those contracts that were not legally assigned to the buyer. Even though we signed back-to-back contracts to transfer all obligations and associated economic risks and benefits to the buyer, from the customer point of view, we are the sole and only obligor to their contracts. If the buyer fails to fulfill its obligations under the back-to-back contracts with respect to these un-assigned contracts with us, we are still obligated to fulfill the obligations under the un-assigned contracts with the customers. Therefore, the deferred revenue is still included in our Consolidated Balance Sheet. See Note 3 to our Consolidated Financial Statements included under Item 18 of this Annual Report on Form 20-F.

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

On August 31, 2012, we completed the sale of our IPTV business to an entity founded by Mr. Jack Lu, our former Chief Executive Officer, and paid total consideration of approximately $30.0 million related to the net liabilities transferred. As some customers were not willing to assign their contracts to the buyer, we are still the primary obligor for those contracts that were not legally assigned to the buyer. Even though we signed back-to-back contracts to transfer all obligations and associated economic risks and benefits to the buyer, from the customer point of view, we are the sole and only obligor to their contracts. If the buyer fails to fulfill its obligations under the back-to-back contracts with respect to these un-assigned contracts with us, we are still obligated to fulfill the obligations under the un-assigned contracts with the customers. Therefore, we were not able to derecognize the related liabilities of those un-assigned contracts. Since all of the economic risk and benefits of those unassigned contracts had been transferred to the buyer of the IPTV business, we recorded a portion of the payment made to the buyer at the time of the divestiture as the deferred service cost to offset the remaining liabilities related to those un-assigned contracts. As of December31, 2015, we had both liabilities and deferred costs of $11.6 million related to those un-assigned contracts.

India’s Department of Telecommunications (“DOT”) requires equipment manufacturers to meet certain security and supply chain standards to the satisfaction of Indian authorities. We entered into these separate general security agreements with several customers in India which establish detailed security and supply chain standards covering products supplied to these telecommunication customers as required by the Indian authorities. These agreements contain significant penalty clauses in the event a security breach is detected related to product supplied by us. In May 2011, India's DOT provided a revised template for these agreements, but we have not executed the revised agreement with our customers. Prior to 2015, management was unable to estimate the likelihood of non-compliance or the financial impact of any such potential security breach on our company’s financial position, results of operations, or cash flows. As of December 31, 2014, we had not been charged with to any penalty liability related to these agreements. In 2014 and 2013, there was no revenue recognized in relation to contracts signed after the effective date of the agreements, as management did not believe it had met the criteria to recognize revenue because we did not have enough evidence to prove the security requirements as designated in the agreements were met and was unable to estimate the likelihood of non-compliance or the financial impact of any such potential security breach on our company’s financial position, results of operations, or cash flow. As of December 31, 2014, deferred revenue and deferred costs related to contracts covered by these security agreements were $11.7 million and $5.7 million, respectively. As of December 31, 2013, deferred revenue and deferred costs related to contracts covered by these security agreements were $10.2 million and $5.3 million, respectively. In 2015, we reassessed the revenue recognition on these agreements and concluded the likelihood of DOT non-compliance is low. This assessment is based on several factors, including 1) decreasing activities under these customer contracts; 2) no reports or findings of any spyware or malware in the equipment supplied by the Company in the past 5 year period, which is approximately the estimated useful life of such kind of equipment; and 3) quality assurance reports about the reliability of our equipment. Hence, we considered it appropriate to recognize revenue. In 2015, we recognized $11.8 million revenues with $5.4 million cost of goods which including equipment revenue $5.6 million with $5.4 million cost of goods and equipment based service revenue $6.2 million with $0.01 million cost of goods. As of December 31, 2015, deferred revenue and deferred costs related to contracts with these customers covered by these security agreements were nil and nil, respectively.

Because of the nature of doing business in emerging markets, our billings and/or customer payments may not correlate with the contractual payment terms and we generally do not enforce contractual payment terms prior to final acceptance. Accordingly, accounts receivable are not recorded until we recognize the related customer revenue. Advances from customers are recognized when we have collected cash from the customer, prior to recognizing revenue. Deferred revenue is recorded if there are undelivered elements after final acceptance has been obtained. We had current deferred revenue of $17.0 million and $26.8 million, and long-term deferred revenue of $8.6 million and $18.3 million at December 31, 2015 and 2014, respectively. Costs related to deferred revenue are also deferred until revenue is recognized. See “Deferred Costs” below.

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

Investments

Our investments consist principally of bank notes, debt and equity securities classified as available for sale and cost and equity investment in privately held companies. The investments in equity securities of privately held companies in which we hold less than 20% voting interest and on which we do not have the ability to exercise significant influence are accounted for under ASC 325, “Investments—Other” using the cost method. Under the cost method, these investments are carried at the lower of cost or fair market value. The investments in equity securities of privately held companies in which we hold at least 20% but less than 50% voting interests, and on which we have the ability to exercise significant influence are accounted for under ASC 323, “Investments—Equity Method and Joint Ventures” using the equity method. Investments in debt securities that are classified as available for sale are measured at fair value on the balance sheets under ASC 320, “Investments—Debt and Equity Securities”. Unrealized holding gains and losses for available-for-sale securities (including those classified as current assets) will be excluded from earnings and reported in other comprehensive income until realized except as indicated in the following paragraph.

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

Other Than Temporary Impairment on Investment:

We review our investments for other-than-temporary impairment whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. Investments identified as having an indication of impairment are subject to further analysis to determine if the impairment is other-than-temporary and this analysis requires estimating the fair value of the investment. In making this determination, we review several factors to determine whether the losses are other-than-temporary, including but not limited to: (i) the length of time the investment was in an unrealized loss position, (ii) the extent to which fair value was less than cost, (iii) the financial condition and near term prospects of the issuer, and (iv) our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value. The determination of fair value of the investment involves considering factors such as current economic and market conditions, the operating performance of the companies including current earnings trends and forecasted cash flows, and other company and industry specific information. Investment impairments recorded as other-than-temporary were $9.8 million, $3.9 million, and $9.4 million, for the years ended December 31, 2015, 2014 and 2013, respectively.

We assessed our investments in convertible bonds of UiTV, and due to the uncertainty that UiTV will be able to receive enough financial support to run its business, along with other factors, we concluded the fair value is less than the book value of the convertible bonds as of December 31, 2015, which are not expected in the foreseeable future. In the years ended December 31, 2015 2014 and 2013, we recorded $6.0 million, $2.4 million and $9.1 million , respectively, in investment impairments for the convertible bond See Note 6 to our Consolidated Financial Statements included under Item 18 of this Annual Report on Form 20-F for additional discussion.

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

.

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

Net Sales

	Years Ended December 31,
Net Sales by Segment	2015	% of net sales	2014	% of net sales	2013	% of net sales
	(in thousands, except percentages)
Equipment	$87,361	75%	$105,988	82%	$141,138	86%
Services—Equipment Based Services	29,742	25%	23,432	18%	23,301	14%
—Operational Support Services	—	0%	—	0%	—	0%
	$117,103	100%	$129,420	100%	$164,439	100%
Net Sales by Region
China	$9,490	8%	$15,465	12%	$6,945	4%
India	34,836	30%	37,424	29%	26,595	16%
Japan	57,483	49%	58,999	46%	93,203	57%
Taiwan	7,904	7%	6,706	5%	13,332	8%
Other	7,390	6%	10,826	8%	24,364	15%
	$117,103	100%	$129,420	100%	$164,439	100%

Fiscal 2015 vs. 2014

Net sales decreased by 9.5% to $117.1 million for 2015 compared to $129.4 million for 2014.

Sales from equipment were $87.4 million for 2015, a decrease of $18.6 million compared to $106.0 million for 2014. The decrease was mainly due to (i) a strategic reduction of the lower margin value added TPS sales by more than $24.2 million; and (ii) the legacy Gigabit Ethernet Passive Optical Network (“GEPON”) revenue decrease of $9.0 million, partially offset by PTN sales increase of $10.1 million.

Sales from equipment-based services were $29.7 million for 2015, an increase of $6.3 million compared to $23.4 million for 2014, primarily due to increased sale in India. See Note 8 entitled “Commitments and Contingencies” to our Consolidated Financial Statements included under Part III, Item 18 of this Annual Report on Form 20-F.

Fiscal 2014 vs. 2013

Net sales decreased by 21% to $129.4 million for 2014 compared to $164.4 million for 2013.

Sales from equipment were $106.0 million for 2014, a decrease of $35.2 million compared to $141.1 million for 2013. The decrease was mainly due to (i) a $52.5 million decrease in the revenues from PTN, MSTP and MSAN products due to the slower development of PTN product in Japan and lower market demand for older products of MSTP and MSAN, partially offset by a $15.8 million increase in sales of GEPON, CPE and value-added resell products and (ii) a $2.9 million increase from the unassigned sales contract related to the divested China IPTV business.

Sales from equipment-based services were $23.4 million for 2014, an increase of $0.1 million compared to $23.3 million for 2013, and the change was considered immaterial.

Gross Profit

	Years Ended December 31,
Gross profit (loss) by Segment	2015	Gross Profit %	2014	Gross Profit %	2013	Gross Profit %
	(in thousands, except percentages)
Equipment	$21,470	25%	$21,000	20%	$41,250	29%
Services—Equipment Based Services	6,398	22%	1,128	5%	(1,030)	(4)%
—Operational Support Services	—	0%	—	0%	—	0%
	$27,868	24%	$22,128	17%	$40,220	24%

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

Fiscal 2015 vs. 2014

Gross profit was $27.9 million, or 23.8% of net sales, for 2015, compared to $22.1 million, or 17.1% of net sales, for 2014.

The equipment segment incurred a gross profit of $21.5 million, with a gross profit margin of 25%, for 2015, compared to a gross profit of 21.0 million, with a gross profit margin of 20%, for 2014. The increase in gross margin was primarily caused by the favorable mix of relatively high margin PTN products sales in Japan.

The equipment-based service segment incurred a gross profit of $6.4 million, or 22% of net sales of Equipment Based Services for 2015, compared to gross profit of $1.1 million, or 4.8%, for 2014, primarily caused by relatively high gross margin one-time India service revenue in the second quarter of 2015.See Note 8 entitled “Commitments and Contingencies” to our Consolidated Financial Statements included under Part III, Item 18 of this Annual Report on Form 20-F.

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

Operating Expenses

The following table summarizes our operating expenses:

	Years Ended December 31,
	2015	% of net sales	2014	% of net sales	2013	% of net sales
	(in thousands, except percentages)
Selling, general and administrative	$21,515	18%	$24,515	19%	$37,626	23%
Research and development	11,342	10%	11,686	9%	14,520	9%
Net loss (gain) on divestitures	—	0%	—	0%	1,307	1%
Total operating expenses	$32,857	28%	$36,201	28%	$53,453	33%

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

SELLING, GENERAL AND ADMINISTRATIVE

Fiscal 2015 vs. 2014

SG&A expenses were $21.5 million for 2015, a decrease of 12.2%, or $3.0 million, as compared to $24.5 million for 2014. The decrease was primarily due to decreases in personnel costs, partially offset by whistleblower investigation cost and severance cost.

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

RESEARCH AND DEVELOPMENT

Fiscal 2015 vs. 2014

R&D expenses were $11.3 million in 2015, a decrease of 2.9%, or $0.3 million, compared to $11.7 million in 2014. The decrease was due to decreases in personnel costs.

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

STOCK-BASED COMPENSATION EXPENSE

The following table summarizes the stock-based compensation expense in our consolidated statement of operations:

	Years Ended December 31,
	2015	2014	2013
	(in thousands)
Cost of net sales	$40	$60	$7
Selling, general and administrative	1,391	2,185	1,597
Research and development	114	44	94
Total	$1,545	$2,289	$1,698

As of December 31, 2015, there was approximately $1.9 million of total unrecognized compensation cost, as measured, related to unvested stock options and restricted stock and restricted stock units. This cost is expected to be recognized over a weighted-average period of 1.91 years.

Fiscal 2015 vs. 2014

Stock-based compensation expense was $1.5 million in 2015, decreasing 32.5%, or $0.7 million, compared to $2.3 million in 2014, primarily due to the accelerated vesting of awards to our former CFO in the third quarter of 2014 as part of his severance payment package.

Fiscal 2014 vs. 2013

Stock-based compensation expense was $2.3 million in 2014, increasing 34.8%, or $0.6 million, compared to 2013, primarily due to the accelerated vesting of awards to our former CFO as part of severance payment package in the third quarter of 2014.

NET LOSS/GAIN ON DIVESTITURES

Fiscal 2015

Net loss on divestitures for 2015 was nil. See Note 3 to our Consolidated Financial Statements included under Part III, Item 18 of this Annual Report on Form 20-F.

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

OTHER INCOME (EXPENSE)

INTEREST INCOME

Fiscal 2015 vs. 2014

Interest income was $0.6 million and $0.6 million for 2015 and 2014, respectively. The change in interest income for 2015 as compared to 2014 was immaterial.

Fiscal 2014 vs. 2013

Interest income was $0.6 million and $0.5 million for 2014 and 2013, respectively. The change in interest income for 2014 as compared to 2013 was immaterial.

INTEREST EXPENSE

Fiscal 2015 vs. 2014

Interest expense was $0.1 million and $0.1 million for 2015 and 2014, respectively. The change in interest expenses for 2015 as compared to 2014 was immaterial.

Fiscal 2014 vs. 2013

Interest expense was $0.1 million and $0.2 million for 2014 and 2013, respectively. The change in interest expense for 2014 as compared to 2013 was immaterial.

OTHER INCOME (EXPENSE), NET

Fiscal 2015

Other income, net was $3.5 million for 2015. Other income, net for 2015 primarily consisted of $2.8 million of ESA loan impairment reversal, $1.1 million of interest income from the EAS loan, and $1.5 million of realized investment gain from Cortina, partially offset by $2.3 million of provision for loan to UiTV.

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

INVESTMENT IMPAIRMENT

Fiscal 2015

Investment impairment for 2015 was $9.8 million, increasing 149.5%, or $5.9 million compared to 2014. Investment impairment for 2015 reflects the $2.8 million impairment on investment on aioTV, $6.0 million impairment on UiTV convertible bonds and $1.0 million impairment on ACELAND. Please see Note 6 to our Consolidated Financial Statements included under Part III, Item 18 of this Annual Report on Form 20-F.

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

EQUITY LOSS

Fiscal 2015

Equity losses from UiTV were $14.0 million for 2015.

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

Starting from December 3, 2012, we started to invest in UiTV’s convertible bonds bearing interest at 6.5% per annum with various maturity dates, and subsequently all maturity dates were extended to December 31, 2015. Through December 31, 2015, we had invested $20.0 million in preference shares and $35.1 million in convertible bonds in UiTV Media. The convertible bonds are classified as available-for-sale securities subject to fair value accounting.

Due to the additional convertible bond investment and the decreasing fair value of the ordinary shares of UiTV Media in relation to the total fair value of UiTV Media, we determined that the preference shares of UiTV Media owned by us now substantively participated in the risks and rewards of UiTV Media, irrespective of the liquidation preferences, and were considered as in-substance common stock. Therefore, we concluded that the equity method criteria had been met and commenced equity accounting for UiTV Media in the first quarter of 2013. As a result, we recorded a total loss of $5.3 million in the preference shares of UiTV Media in 2014 to reflect the 49% share of UiTV losses, which reduced the remaining balance in the preferred stock to zero as of December 31, 2014. After the preferred stock investment in UiTV Media had been reduced to zero, we started to pick up 100% of UiTV Media’s losses and applied them against the convertible bond investment balance until the carrying value of the convertible bond investment balance is reduced to zero. Therefore, we additionally recorded a total of $3.6 million in losses for the convertible bond investment in 2014 to reflect the 100% of UiTV Media’s remaining losses. After recognizing UiTV Media’s loss of $14.0 million, $3.6 million in 2015 and 2014, and impairment charges of $6.0 million, $2.4 million and $9.1 million in 2015, 2014 and 2013, respectively, the convertible bond investments balance was reduced to zero as of December 31, 2015.

Fiscal 2014

Equity losses from UiTV were $8.9 million for 2014.

We held a controlling interest in UiTV Media from October 2010 to June 2012 and consolidated its results during that period. We lost our controlling interest in UiTV Media in June 2012. At that point, we deconsolidated UiTV Media and accounted for the investment using the cost method.

Starting from December 3, 2012, we started to invest in UiTV’s convertible bonds bearing interest at 6.5% per annum with various maturity dates. Through December 31, 2014, we had invested $20.0 million in preference shares and $35.1 million in convertible bonds in UiTV Media.

Due to the additional convertible bond investment and the decreasing fair value of the ordinary shares of UiTV Media, we determined that the preference shares of UiTV Media owned by us were considered as in-substance common stock. Therefore, we concluded that the equity method criteria had been met and commenced equity accounting for UITV Media in the first quarter of 2013. As a result, we recorded a total loss of $5.3 million in the preference shares of UiTV Media in 2014 to reflect the 49% share of UiTV losses, which reduced the remaining balance in the preferred stock to zero as of December 31, 2014. After the preferred stock investment in UiTV Media had been reduced to zero, we started to pick up 100% of UiTV Media’s losses and applied them against the convertible bond investment balance until the carrying value of the convertible bond investment balance is reduced to zero. Therefore, we additionally recorded a total of $3.6 million in losses for the convertible bond investment in 2014 to reflect the 100% of UiTV Media’s remaining losses. After recognizing UiTV Media’s loss of $3.6 million in 2014 and impairment charges of $2.4 million and $9.1 million in 2014 and 2013, respectively, the convertible bond investments balance was reduced to $20.0 million and classified as long-term investments as of December 31, 2014.

 Fiscal 2013

Equity losses of an associate were $9.6 million for 2013, due to the losses from our 49% equity investment in UiTV Media.

We held a controlling interest in UiTV Media from October 2010 to June 2012 and consolidated its results during that period. Due to loss of controlling interest in UiTV we deconsolidated UiTV Media and accounted for the investment using the cost method starting from June 2012, as the preference shares of UiTV Media owned by us were not considered as in-substance common stock. In January 2013, we invested in an additional $5.0 million in convertible bonds issued by UiTV Media. Due to the additional convertible bond investment and the decreasing fair value of the ordinary shares of UiTV Media in relation to the total fair value of UiTV Media, we determined that the preference shares of UiTV Media owned by us now were considered as in-substance common stock. Therefore, equity accounting for UITV Media commenced in the first quarter of 2013. As a result, we recorded a total of $9.6 million in losses for the equity invested in 2013, equivalent to our share of 49% of UiTV Media’s losses for the year. As of December 31, 2013, the remaining balance in the preferred stock is $5.3 million.

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

For a full reconciliation of our effective tax rate to the U.S. federal statutory rate of 35% and further explanation of our provision for taxes, see Note 11 to our Consolidated Financial Statements included under Part III, Item 18, which is incorporated herein by reference.

Fiscal 2015 vs. 2014

Income tax benefit was $4.2 million for 2015, decreasing $5.8 million, from $1.6 million of income tax expense compared to 2014. The decrease in income tax expenses in 2015 compared with 2014 was primarily due to 7.7 million transfer pricing reserve released in China and the tax benefit was recognized in second quarter of 2015 due to the statute of limitation. Our effective tax rate was 17.5% in 2015, compared to -5.6% in 2014, primarily due to the fluctuations of income before income taxes between the years.

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

 Net Income Attributable to UTStarcom Holdings Corp.

As a result of the foregoing, net loss attributable to UTStarcom Holdings Corp. was $20.7 million in 2015, $30.3 million in 2014 and $22.7 million in 2013.

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

B.            Liquidity and Capital Resources

The following table sets forth a summary of our cash and cash equivalent and bank note balances as of the dates indicated.

	December 31, 2015	December 31, 2014	Change
	(in thousands)
Cash and cash equivalents	$77,050	$77,824	$(774)
Total	$77,050	$77,824	$(774)

The following table sets forth a summary of our cash flows for the periods indicated:

	Years Ended December 31,
	2015	2014	2013
	(in thousands)
Cash used in operating activities	$(11,636)	$(15,612)	$(1,915)
Cash provided by( used in) investing activities	17,424	(5,776)	(28,890)
Cash used in financing activities	(3,656)	(4,968)	(30,680)
Effect of exchange rate changes on cash and cash equivalents	(2,906)	(3,593)	(10,326)
Net decrease in cash and cash equivalents	$(774)	$(29,949)	$(71,811)

Cash and cash equivalents, consisting primarily of bank deposits and money market funds, are recorded at cost which approximates fair value because of the short-term nature of these instruments. As of December 31, 2015, cash and cash equivalents of approximately $19.8 million, $26.8 million and $12.9 million were held by our subsidiaries in China, Japan and the U.S., respectively.

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

Other transactions that involve conversion of RMB into foreign currency are classified as “capital account” transactions; examples of “capital account” transactions include repatriations of investments by or loans to foreign owners, or direct equity investments in a foreign entity by a China domiciled entity. “Capital account” transactions require will be examined and registered by banks in China to convert a remittance into a foreign currency, such as U.S. dollars, and transmit the foreign currency outside of China. As a result of these and other restrictions under PRC laws and regulations, our China subsidiaries are restricted in their ability to transfer a portion of their net assets to the parent.

2015 Cash Flows

Net cash used in operating activities during 2015 was $11.6 million. During the year ended December 31, 2015, our operating activities were significantly impacted by the following:

•	Net loss of $20.7 million adjusted by non-cash income items, including $7.7 million in tax provision reversals, $1.5 million in gain on sale of short-term investment, and $0.5 million in impairment charge reversals, partially offset by non-cash charges, including $2.2 million of depreciation and amortization, $0.2 million of loss on disposal of assets, $14.0 million of loss from equity investment, $9.8 million of investment impairment,$1.5 million in stock based compensation and $1.0 million of deferred income tax expenses.

•	Changes in operating assets and liabilities using net cash of $10.0 million. The use of cash included net $18.6 million for decrease of deferred revenue and deferred cost, $12.2 million for settlement of accounts payable, $17.4 million from customer advances, and $2.7 million from accounts receivables and other liabilities, offset by the cash inflows of $40.9 million from inventories and deferred costs, income taxes payable and other assets.

Net cash provided by investing activities during 2015 was $17.4 million, including cash inflows of $0.7 million of changes in restricted cash, $10.0 million from the repayment of investment in convertible bonds of UTStarcom Hong Kong Holdings Ltd. $6.0 million from ESA loan, and $3.1 million from the sale of investment on Inphi, partially offset by cash outflows of $0.9 million in purchases of property, plant and equipment, $1.2 million for loan to UiTV for purchasing Set Top Box and $0.5 million for aioTV convertible bond.

Net cash used in financing activities during 2015 was $3.7 million, consisted primarily of $3.7million for repurchases of ordinary shares. See Note 9 to our Consolidated Financial Statements included under Part III, Item 18 of this Annual Report on Form 20-F for additional discussion.

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

Accounts Receivable, Net

Accounts receivable increased by $1.2 million to $17.9 million as of December 31, 2015 from $16.7 million as of December 31, 2014. As of December 31, 2015, our allowance for doubtful accounts was $4.6 million on gross receivables of $22.5 million. There were $6.1 million and $ nil account receivable write-offs in 2015 and 2014, respectively.

Inventories and Deferred Costs

The following table summarizes our inventories and deferred costs:

	December 31, 2015	December 31, 2014	Increase/ (Decrease)
	(in thousands)
Inventories:
Raw materials	$6,886	$4,127	$2,759
Work in process	1,813	3,952	(2,139)
Finished goods	8,771	12,580	(3,822)
Total inventories	$17,470	$20,659	$(3,202)
Short-term deferred costs	$25,499	$55,257	$(29,745)
Long-term deferred costs	$332	$4,956	$(4,624)

Inventories consist of product held at our manufacturing facility and warehouses, as well as finished goods at customer sites for which the customer has taken possession, but based on specific contractual terms, title has not yet passed to the customer. Finished goods at customer sites were approximately $8.3 million and $11.6 million as of December 31, 2015 and 2014, respectively.

There were no significant inventory write-downs in 2015, 2014 and 2013.

Deferred costs consist of product shipped to the customer where the rights and obligations of ownership have passed to the customer, but revenue has not yet been recognized due to prolonged acceptance periods for tests and the existence of undelivered elements, such as post-contract support including software update rights for which we do not have a vendor specific objective evidence of fair value. Given that there is uncertainty about customer acceptance until the customer completes its internal testing and procedures, we wait until the issuance of the final acceptance certificate to support its assertion that the delivery of products and services has occurred. For significant customer contracts involving larger and complex projects where there is on-site testing at multiple locations and the taking over of product warranty and product title occurs after the acceptance of the products and services, acceptance is substantive to the transaction. For certain significant contracts that required us to provide post-contract customer support over a long period of time (for example, seven years) for which we have been unable to establish vendor specific objective of fair value upon delivery of all elements except for post-contract support, we amortize the deferred revenue and related deferred costs of goods sold over the post-contract support period. We assess the recoverability of the deferred cost based on the project status of executed contracts that are in-progress and also their future collectability. Any unrecoverable deferred cost will be written down to the net realizable value in the period when it was determined or justified to be unrecoverable. As customers were unwilling to have customer contracts assigned to the buyer, we are still the primary obligor for most of the contracts. Therefore, we were not able to derecognize the related liabilities of those un-assigned contracts. Since all of the economic risks and benefits of the un-assigned contracts had been transferred to the buyer of the IPTV equipment business, we have recorded a portion of the payment made to the buyer at the time of the divestiture as the deferred cost to offset the remaining liabilities related to those un- assigned contracts. As of December 31, 2015, we had both liabilities and deferred costs of $11.6 million related to those un-assigned contracts.

LIQUIDITY

We recorded a net loss attributable to UTStarcom Holdings Corp. of $20.7 million and operating losses of $5.0 million for the year ended December 31, 2015. We recorded a net loss attributable to UTStarcom Holdings Corp. of $30.3 million and an operating loss of $14.1 million for the year ended December 31, 2014. Our accumulated deficit increased from $1,206.3 million as of December 31, 2014 to $1,226.9 million as of December 31, 2015.

Net cash used in operating activities was $11.6 million in 2015, $15.6 million in 2014, and $1.9 million in 2013. As of December 31, 2015, we had cash and cash equivalents of $77.1 million, of which $19.8 million was held by our subsidiaries in China. The amount of cash available for transfer from the PRC subsidiaries for use by our non-PRC subsidiaries is limited both by the liquidity needs of the subsidiaries in China and by PRC-government mandated limitations including currency exchange controls on transfers of funds outside of China.

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

Our selling, general and administrative and R&D operating expenses have decreased year over year from 2013 to 2014 and 2015, and management believes the continuing efforts to stream-line operations will enable our fixed cost base to be better aligned with operations, market demand and projected sales levels. If projected sales do not materialize, we will need to take further actions to reduce costs and expenses or explore other cost reduction options.

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

We have utilized and will continue to utilize the products and services of third parties to enhance our platform of technologies and services to provide competitive and diverse IP-based network solutions to our users. In addition, we plan to continue to expand our technologies, products and services through products and services developed internally. We will seek to continually improve and enhance our existing services to respond to rapidly evolving competitive and technological conditions. For the years ended December 31, 2015, 2014, and 2013, we spent $11.3 million, $11.7 million, and $14.5 million, respectively, on R&D activities. R&D expenses are expensed as incurred.

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

E.           Off-Balance Sheet Commitments and Arrangements

As of and during the year ended December 31, 2015, we had no off balance sheet arrangements.

F.           Contractual Obligations and Other Commercial Commitments

The following table summarizes our significant contractual obligations as of December 31, 2015:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Operating leases	$1,966	$1,663	$303	$—	$—
Letters of credit	16,041	12,264	3,674	—	103
Purchase commitments	32,494	24,647	7,847	—	—
Total	$50,501	$38,574	$11,824	$—	$103

Operating leases

We lease certain facilities under non-cancelable operating leases that expire at various dates in 2016 and 2017. In March 2011, we entered into the lease for a R&D and administrative office in Hangzhou, China. The lease became effective on March 7, 2011 and will be terminated in July 2016. In April 2013, we gave up a portion of this leased space and negotiated an early termination to the contract with respect to that portion, and paid $0.1 million in early termination penalties. During 2014, we also gave up a portion of the lease due to its vacancy through the contractual early termination process and $0.1 million was incurred and paid as the penalty. The contractual obligations related to the Hangzhou facility Lease through July 2016 are included in the table above.

Letters of credit

We issue standby letters of credit primarily to support international sales activities outside of China and in support of purchase commitments. When we submit a bid for a sale, often the potential customer will require that we issue a bid bond or a standby letter of credit to demonstrate our commitment through the bid process. In addition, we may be required to issue standby letters of credit as guarantees for advance customer payments upon contract signing or performance guarantees. The standby letters of credit usually expire six to twelve months from date of issuance without being drawn by the beneficiary thereof. As of December 31, 2015, our outstanding letters of credit approximated $16.0 million. These balances are included in the balance of Short-term and Long-term restricted cash.

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

Uncertain tax positions

As of December 31, 2015, we had $22.7 million of gross unrecognized tax benefits, of which $6.0 million related to tax benefits that, if recognized, would impact the annual effective tax rate. The remaining $16.7 million gross unrecognized tax benefits, if recognized, would impact certain deferred tax assets.

India Department of Telecommunication Security and Supply Chain Standards

India’s Department of Telecommunications (“DOT”) requires equipment manufacturers to meet certain security and supply chain standards to the satisfaction of Indian authorities. We entered into these separate general security agreements with several customers in India which establish detailed security and supply chain standards covering products supplied to these telecommunication customers as required by the Indian authorities. These agreements contain significant penalty clauses in the event a security breach is detected related to product supplied by us. In May 2011, India's DOT provided a revised template for these agreements, but we have not executed the revised agreement with our customers. Prior to 2015, management was unable to estimate the likelihood of non-compliance or the financial impact of any such potential security breach on our company’s financial position, results of operations, or cash flows. As of December 31, 2014, we had not been charged with to any penalty liability related to these agreements. In 2014 and 2013, there was no revenue recognized in relation to contracts signed after the effective date of the agreements, as management did not believe it had met the criteria to recognize revenue because we did not have enough evidence to prove the security requirements as designated in the agreements were met and was unable to estimate the likelihood of non-compliance or the financial impact of any such potential security breach on our financial position, result of operations, or cash flow. As of December 31, 2014, deferred revenue and deferred costs related to contracts covered by these security agreements were $11.7 million and $5.7 million, respectively. As of December 31, 2013, deferred revenue and deferred costs related to contracts covered by these security agreements were $10.2 million and $5.3 million, respectively.

In 2015, we reassessed the revenue recognition on these agreements and concluded the likelihood of DOT non-compliance is low. This assessment is based on several factors, including 1) decreasing activities under these customer contracts; 2) no reports or findings of any spyware or malware in the equipment supplied by the Company in the past 5 year period, which is approximately the estimated useful life of such kind of equipment; and 3) quality assurance reports about the reliability of our equipment. Hence, we considered it appropriate to recognize revenue. In 2015, we recognized $11.8 million revenues with $5.4 million cost of goods which including equipment revenue $5.6 million with $5.4 million cost of goods and equipment based service revenue $6.2 million with $0.01 million cost of goods. As of December 31, 2015, deferred revenue and deferred costs related to contracts with these customers covered by these security agreements were nil and nil, respectively.

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

ITEM 6—DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The following table sets forth information about our directors and executive officers as of the date of this annual report. The business address of all of our directors and executive officers is Level 6,28 Hennessy Road, Admiralty, Hong Kong.

Name	Age	Position
Tim Ti	51	Chief Executive Officer
Min Xu	43	Chief Financial Officer
Zhaochen Huang	53	Chief Operating Officer
Xiaofeng Chen	43	Vice President, Product Development
Himanshu Shah	50	Chairman of Board of Directors
Xiaoping Li	53	Independent Director
Hong Liang Lu	62	Independent Director
Sean Shao	59	Independent Director
Tetsuzo Matsumoto	76	Independent Director
Guoping Gu	39	Director

Biographical Information

Tim Ti has served as our Chief Executive Officer since January 11, 2016. Mr. Ti previously served as the CEO of Virtual Gateway Labs, Inc., a subsidiary of UTStarcom. Prior to that, Mr. Ti served various roles at UTStarcom, including Senior Vice-President of Advanced Network Architecture Technologies, Senior Vice-President of Research & Development, and General Manager of the Broadband Business Unit. Before joining UTStarcom, Mr. Ti was the Director of Application & Marketing of Advanced Communication Devices Corporation, which was acquired by UTStarcom in 2001. He received a Master of Science degree in Computer Engineering from Santa Clara University in 1993.

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

Dr. Zhaochen Huang has served as our Chief Operating Officer since January, 2016. Dr. Huang brings more than twenty-five years of business and management expertise to the Company. He previously served as the Vice-President, Global Operations, at UTStarcom and General Manager of UTStarcom India. Prior to that, Dr. Huang served various positions at Soliton Systems, K.K. including General Manager of Soliton Systems USA and VP of Research and Development of Soliton Systems Shanghai. Prior to that, Dr. Huang served at SECOM Co., LTD. and Nanjing Institute of Solid Device. He received a Doctor of Engineer’s degree in Electrical and Electronics from Tokyo Institute of Technology.

Xiaofeng Chenhas more than 20 years experience in telecom area. He has served as our Vice President of Product Management & Marketing since October, 2012 and lead Product Development Department since January, 2015. Before joining UTStarcom in 2003, Mr. Chen served various management roles in marketing and technical at ECI Telecom. He received an MBA degree from Zhejiang University in 2009 and a Bachelor of System Engineering from Xiamen University in 1995.

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

Sean Shao currently serves as (i) independent director and chairman of the audit committee of: 21Vianet Group, Inc., a leading carrier-neutral internet data center services provider listed on NASDAQ since August 2015; Trina Solar Limited, an integrated solar-power products manufacturer and solar system developer listed on the NYSE since January 2015; Jumei International Holding Ltd., an e-commerce company listed on NYSE since May 2014; LightInTheBox Holdings Co. Ltd., an e-commerce company listed on NYSE since June 2013 and UTStarcom Holdings Corp., a provider of broadband equipment and solutions listed on NASDAQ since October 2012, (ii) independent director and chairman of the audit and compensation committees of China Biologic Products,Inc., abiopharmaceutical company listed on NASDAQ since July 2008, and (iii) independent director and chairman of the nominating committee of Agria Corporation, an agricultural company listed on NYSE since November 2008. He served as the chief financial officer of Trina Solar Limited from 2006 to 2008. In addition, Mr.Shao served from 2004 to 2006 as the chief financial officer of China Edu Corporation, an educational service provider, and of Watch data Technologies Ltd., a Chinese security software company. Prior to that, Mr.Shao worked at Deloitte Touche Tohmatsu CPA Ltd. for approximately a decade. Mr.Shao received his master’s degree in health care administration from the University of California at Los Angeles in 1988 and his bachelor’s degree in art from East China Normal University in 1982. Mr.Shao is a member of the American Institute of Certified Public Accountants.

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

Guoping Gu has served as our director since January 11, 2016. Mr. Gu has more than seventeen years of business and management experience. He currently serves as the chairman of the board of Shanghai Phicomm Communication Co., Ltd. On December 4, 2015, Smart Soho, an investment holding company led by Mr. Gu, acquired 5,000,000 ordinary shares of UTStarcom and plans to acquire additional 6,739,932 ordinary shares in the first half of 2016.

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

B.           Compensation

Compensation of Directors and Executive Officers

In 2015, we paid an aggregate of $970,859 in cash compensation and granted 215,702 restricted shares under our 2006 Plan to our directors and executive officers.

2006 Equity Incentive Plan

On July 21, 2006, our board of directors implemented our 2006 Equity Incentive Plan, or the 2006 Plan. The 2006 Plan provides for the grant of the following types of incentive awards: (i) stock options, (ii) stock appreciation rights, (iii) restricted stock, (iv) restricted stock units, (v) performance shares and performance units, and (vi) other stock or cash awards. Those who are eligible for Awards under the 2006 Plan include employees, directors and consultants who provide services to us and our affiliates. As of December 31, 2015, the number of ordinary shares available for grant under the 2006 Plan was 1,022,112. As of December 31, 2015, 1,294,551shares underlying options and restricted stock awards and units were outstanding under the 2006 Plan.

The following table summarizes significant ranges of outstanding and exercisable stock options as of December 31, 2015 (in thousands, except years and share prices):

Range of Exercise Price		Numbers Outstanding as of Dec. 31, 2015	Weighted Average Remaining Contractual Term	Weighted Average Exercise Price	Numbers Exercisable as of Dec. 31, 2015	Weighted Average Exercise Price
$2.70	$2.70	26,666	8.91	$2.70	6,667	$2.70
$2.87	$2.87	100,000	8.64	$2.87	25,000	$2.87
$2.97	$2.97	26,666	3.83	$2.97	19,999	$2.97
$3.21	$3.21	166,666	1.03	$3.21	124,999	$3.21
$4.17	$4.17	2,721	2.67	$4.17	2,721	$4.17
$6.51	$6.51	15,361	1.75	$6.51	15,361	$6.51
$18.75	$18.75	76,620	0.16	$18.75	76,620	$18.75
$23.31	$23.31	666	0.03	$23.31	666	$23.31
Total		415,366	3.42	$6.11	272,033	$7.77

As of December 31, 2015, we had total unvested restricted stock awards of approximately 1.1 million shares, with a weighted average grant date fair value of $ 2.72.

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

D.           Employees

As of December 31, 2015, we had approximately 442 full-time employees worldwide. From time to time, we also employ part-time employees and hire contractors. Our employees are not represented by any collective bargaining agreement and we have never experienced a work stoppage. We believe that we have good employee relations. We have adopted a series of restructuring initiatives targeted at returning us to profitability, as a result of which, we reduced our headcount from approximately 607 in 2013 to approximately 562 in 2014, and to approximately 442 in 2015.

The following table sets forth information regarding our staff as of December 31, 2015:

Manufacturing and supply chain	154
Research and development	132
Marketing, sales and support	84
Administration and other support	72
Total	442

E.           Share Ownership

The following table sets forth certain information with respect to beneficial ownership of our ordinary shares as of March 31, 2016 by:

•     Each current director;

•     Each current executive officer;

•     All of our current directors and executive officers as a group; and

•     Each person who is known to us to beneficially own more than 5% of our ordinary shares.

The percentage of shares beneficially owned and votes held by each listed person is based upon 36,460,201 ordinary shares outstanding as of March 31, 2016 together with options that are exercisable within 60 days from March 31, 2016 and shares issuable upon vesting of restricted shares within 60 days from March 31, 2016 for each shareholder. Beneficial ownership is determined in accordance with the rules of the SEC.

Name and Address of Beneficial Owner(1)	Shares Beneficially Owned (2)	Percent of Total Outstanding (2)
Directors and Executive Officers
Tim Ti	*	*
Min Xu	*	*
Zhaocheng Huang	*	*
Xiaofeng Chen	*	*
Xiaoping Li	—	—
Hong Liang Lu (3)	1,110,486	3.1%
Sean Shao	*	*
Tetsuzo Matsumoto	*	*
Guoping Gu(4)	5,000,000	13.7%
Himanshu Shah(5)	5,649,369	15.5%
All current directors and executive officers as a group	11,827,490	32.4%
Principal Shareholders
Entities affiliated with Himanshu Shah and Shah Capital Management(5)	5,649,369	15.5%
The Smart Soho International Limited(4)	5,000,000	13.7%
E-Town International Holding (Hong Kong) Co. Limited(6)	3,787,878	10.4%
Invex Operadora. S.A.de.c.v.socidede Operadora de Sociedades de Inversion	2,805,000	7.7%
Dasan Networks,Inc.	1,947,000	5.3%

*	Less than 1%

(1)	Unless otherwise indicated, the address for all beneficial owners is c/o Building No. 3, Letel Hi-Tech Park #500, Binjiang District, Hangzhou, P.R. China.

(2)	The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of March 31, 2016. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. Shares subject to options which are exercisable within 60 days of March 31, 2016 and shares underlying restricted share units that will vest within 60 days of March 31, 2016 are deemed to be outstanding and to be beneficially owned by the person holding such options or restricted share units for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. The number of shares beneficially owned has been adjusted to reflect our one-for-three reverse splits effected on March 21, 2013.

(3)	Includes (i) 970,897 Ordinary Shares, (ii) 26,925 Ordinary Shares registered in the name of Lu Charitable Remainder Trust, of which Mr. Lu is the trustee, (iii) 16,408 Ordinary Shares registered in the name of the Lu Family Trust, of which Mr. Lu is a trustee and of which Mr. Lu and his spouse are beneficiaries, (iv) 76,333 Ordinary Shares registered in the name of The Lu Family Limited Partnership, of which Mr. Lu is a general partner, and (v) 19,923Ordinary Shares issuable upon exercise of options held by Mr. Lu that are exercisable currently or within 60 days of March 31, 2016.

(4)	Includes 5,000,000 ordinary shares managed by the Smart Soho International Limited. Gu Guoping is the Chairman of the Smart Soho International Limited.

(5)	Includes 5,649,369 Ordinary Shares owned by Shah Capital Opportunity Fund. Shah Capital is the investment manager of Shah Opportunity Fund. Mr. Shah is the president and chief investment officer of Shah Management Capital. The address of the principal business office of Shah Capital and Shah Capital Opportunity Fund L.P. is 8601 Six Forks Road, Suite 630, Raleigh, NC 27615.

(6)	Information based on Schedule 13D, Amendment No. 1, jointly filed with the SEC on October 1, 2010 by E-Town and BEIID. As the parent company of E-Town, BEIID has the power to direct the vote of the 11,363,636 (or 3,787,878 after reverse share split) shares and the disposition of the shares of 11,363,636 (or 3,787,878 after reverse share split) held by E-Town. The address of the principal business office of BEIID and E-Town is 6F Bldg 61 No.2 Jing Yuan North Street, BDA, Daxing District, Beijing, PRC.

None of the shareholders known by us to beneficially own 5% or more of our outstanding shares as of March 31, 2016, have voting rights that are different from the voting rights of our other shareholders.

To our knowledge, except as disclosed above, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal person or persons, severally or jointly.

To our knowledge, there are no arrangements the operation of which may at a subsequent date result in us undergoing a change in control.

As of March 31, 2016, our directors and executive officers held options to purchase an aggregate of 338,104 ordinary shares under our existing equity incentive plans. The per share exercise prices of these options held by our directors and executive officers range from $2.24 to $6.51, and the expiration dates of such options range from September 30, 2017 to November 28, 2024. In addition, as of March 31, 2016, our directors and executive officers held 79,314 restricted shares, 364,441 restricted share units and 31,150 performance stock units issuable upon vesting.

ITEM 7—MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.           Related Party Transactions

We recognize revenue with respect to sales of telecommunications equipment to affiliates of Softbank, who sold its 12.3% interest in the Company on January 17, 2014. Thereafter, Softbank is no longer our related party after the consummation of the transaction, and the transactions with Softbank in the year of 2015 and 2014 have been excluded from the related party transaction disclosures.

Softbank offers broad band-access service throughout Japan, which is marketed under the name “YAHOO! BB.” We support Softbank’s ADSL service through sales of our MSAN product. In addition, we also support the building of Softbank’s optical transmission network through the sales of our PTN product.

During 2013, we recognized revenue and cost of net sales for sales of telecommunications equipment and services to affiliates of Softbank as follows:

Year Ended December 31,
2013
(in thousands)
Net sales	$90,302
Cost of net sales	59,052
Gross profit	$31,250

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

As discussed in Note 6 to our Consolidated Financial Statements included under Item 18 of this Annual Report on Form 20-F, we have a $1.3 million investment in SBI. Affiliates of Softbank have a controlling interest in SBI.

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

	High	Low
Annual highs and lows
2011	$8.76	$2.64
2012	$4.98	$2.10
2013	$3.51	$2.05
2014	$3.58	$2.42
2015	$3.06	$1.60
Quarterly highs and lows
First Quarter 2014	$2.80	$2.47
Second Quarter 2014	$3.10	$2.42
Third Quarter 2014	$3.58	$2.70
Fourth Quarter 2014	$3.04	$2.48
First Quarter 2015	$3.06	$2.33
Second Quarter 2015	$2.73	$1.60
Third Quarter 2015	$2.48	$1.66
Fourth Quarter 2015	$2.92	$1.94
Monthly highs and lows
October 2015	$2.48	$2.06
November 2015	$2.60	$2.12
December 2015	$2.92	$1.94
January 2016	$2.49	$2.00
February 2016	$2.25	$1.94
March 2016	$2.27	$1.80
April 2016(through April 21)	$2.06	$1.59

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

We maintain an investment portfolio of various holdings, types and maturities. We do not use derivative financial instruments. We place our cash investments in instruments that meet high credit quality standards, as specified in our investment policy guidelines. Our policy is to limit the risk of principal loss and to ensure the safety of invested funds by generally attempting to limit market risk. Funds in excess of current operating requirements are mostly invested in money market funds which are rated AAA. Our cash and cash equivalents are not subject to significant interest rate risk due to the short maturities of these instruments. As of December 31, 2015, the carrying value of our cash and cash equivalents approximated fair value.

The table below represents carrying amounts and related weighted-average interest rates of our investment portfolio at December 31, 2015 and 2014:

	December 31,
	2015	2014
	(in thousands)
Cash and cash equivalents	$77,050	$77,824
Average interest rate	0.72%	0.75%
Restricted cash—short term	$12,264	$13,732
Average interest rate	0.04%	0.04%
Short-term investments	$—	$2,299
Average interest rate	0%	0%
Restricted cash long-term	$3,776	$3,382
Average interest rate	0%	0%
Total investment securities	$93,090	$97,237
Average interest rate	0.60%	0.61%

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

In 2015, the majority of our foreign-currency denominated sales have been made in Japan, denominated in Japanese yen. The balance of our cash and cash equivalents held in Japanese Yen was $26.8 million at December 31, 2015. Historically, the exchange rate between Japanese Yen and U.S. dollar has been volatile. Additionally, the majority of our expenses are denominated in RMB. Due to China’s currency exchange control regulations, we are limited in our ability to convert and repatriate RMB, as well as in our ability to engage in foreign currency hedging activities in China. The balance of our cash and cash equivalents held in RMB was $19.8 million at December 31, 2015. Since China unpegged the RMB from the U.S. dollar in July 2005 through December 31, 2015, the RMB has weakened by approximately 4,6% versus the U.S. dollar. We also made significant sales in Indian rupees in 2015.

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

ITEM 15—CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and our chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures, as such term is defined under Rules 13a 15(e) and 15d 15(e) promulgated under the Exchange Act as of the end of the period covered by this report. Based upon that evaluation, our management has concluded that, as of December 31, 2015, our disclosure controls and procedures were ineffective because of the material weaknesses described below under “Management’s Annual Report on Internal Control over Financial Reporting.” We have undertaken the remedial steps to address the material weaknesses in our disclosure controls and procedures as set forth below under “Management’s Plan for Remediation of Material Weaknesses.”

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a 15(f) under the Exchange Act, for our Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. GAAP, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

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

As required by Section 404 of the Sarbanes Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2015 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. As a result of management’s evaluation of our internal control over financial reporting, the following material weaknesses in our internal control over financial reporting were identified as of December 31, 2015.

(i) The Company did not have sufficient resources with an appropriate level of knowledge and experience in U.S. GAAP to properly account for complex accounting issues under U.S. GAAP. Although there were no significant adjusting entries made for current fiscal year, complex issues such as investment accounting, impairment assessment and loss contract reserve may not be accounted for properly in the future.

(ii) The Company did not have sufficient resources to maintain effective monitoring controls over its India operations. Specifically, (1) inadequate senior management resources were allocated to oversee the India operations; and (2) inadequate financial reporting and internal audit resources were allocated to monitor the financial reporting controls in the India operations.

(iii) The Company did not maintain effective controls over procurements and disbursements in its India operations. Specifically, lack of controls over procurement and disbursement processes in India that would ensure all procurements and disbursements are fully supported by appropriate documentation and approvals.  During 2015, we enhanced controls to manage procurement and disbursement process in India operations and reduce the risk of misappropriation of assets. We also reviewed and revised approval requirements for procurement and disbursement to better enhance management's monitoring of India transactions. In addition, our management implemented regular reviews of such approval requirements to ensure their continued appropriateness and effectiveness.  However, these remediation steps were not in place for all of 2015 and the Company has not had sufficient monitoring experience to determine that this material weakness has been fully remediated.

The material weaknesses described above may result in misstatement of the Company’s consolidated financial statements that would result in a material misstatement to the Company’s quarterly or annual consolidated financial statements that would not be prevented or detected. As a result of the material weaknesses, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2015.

Remediation of Material Weakness in Internal Control over Financial Reporting Reported in 2014

As of December 31, 2015, we believe that we have effectively remediated 1 of the 4 material weaknesses in internal control over financial reporting that were included in "Management's Annual Report on Internal Control over Financial Reporting" in "Item 15—Controls and Procedures" contained in UTStarcom Holdings Corp.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014:

(i) Maintaining effective controls over period-end financial statement closing controls to ensure timely analysis and monitoring of the underlying information related to period-end financial statement closing process — We enhanced the period-end financial close process which increased cross functional communication resulting in enhanced understanding of our operational trends, including timely identification and accurate financial treatment of routine and non-routine transactions. We streamlined our financial closing and review process to assure the accuracy of financial statements. We have continued to assess our standardized processes to further enhance the effectiveness of financial reviews including the analysis and monitoring of financial information in a consistent and thorough manner.

Management's Conclusion

Management has conducted an assessment, including testing, of the effectiveness of our remediated internal control processes over financial reporting described above under "Remediation of Material Weaknesses in Internal Control over Financial Reporting reported in 2014" as of December 31, 2015. In making the assessment, management used the criteria in Internal Control—Integrated Framework issued by COSO. Management believes that “period-end financial statement closing controls” described above have operated effectively for a sufficient period of time to reduce to a remote likelihood the possibility of a material misstatement. As a result, management has concluded that the material weakness described above has been remediated effectively as of December 31, 2015.

Management’s Plan for Remediation of Material Weaknesses

Our management has been engaged in, and continues to be engaged in making necessary changes and improvements to the overall design of its control environment to address the material weaknesses in internal control over financial reporting and the ineffectiveness of the Company’s disclosure controls and procedures described above.

(i) To remediate the material weaknesses described above with respect to controls over complex transactions, we have done and pan to continue to: (1) retain additional accounting personnel with appropriate knowledge and experience; (2) provide more comprehensive training on U.S. GAAP to our accounting team and other relevant personnel; (3) enhance our accounting procedure to provide our accounting team with more comprehensive guidelines on the policies and controls over financial reporting under U.S. GAAP and SEC rules and requirements; and (4) continue to engage an external consultant to review the accounting of our complex transactions. We plan to continue to assess our standardized processes to further enhance the effectiveness of our financial review, including the analysis and monitoring of financial information in a consistent and thorough manner.

(ii) To remediate the material weakness described with respect to the monitoring controls at Indian location, we have taken actions: (1) providing training to all key managers on how to properly handle misconduct or unusual transactions identified; (2) assigned a qualified general manager with sufficient resources to closely manage our India operations; (3) assigned a qualified manager from the corporate finance department to closely monitor the financial reporting in India operations, including performing detailed trial balances and analytical review at quarter end; and (4) assigned adequate internal audit resources to perform operation and compliance audits for the India operations. We will continue closely monitor our India operations in the future.

(iii) To remediate the material weakness described with respect to controls over procurements and disbursements in India operations, we enhanced controls to manage procurement and disbursement process in India operations, we also reviewed and revised approval requirements for procurement and disbursement to better enhance management’s monitoring of India transactions. In addition, our management will implement regular reviews of such approval requirements to ensure their continued appropriateness and effectiveness in the future.

Changes in Internal Control over Financial Reporting

Management has evaluated, with the participation of our chief executive officer and chief financial officer whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on the evaluation we conducted, management has concluded that, other than the additional material weaknesses as disclosed above, no such changes occurred during the period covered by this annual report on Form 20-F.

Attestation Report of the Independent Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our independent public accounting firm because we are neither an accelerated filer nor a large accelerated filer, as such terms are defined in Rule 12b-2 under the Exchange Act.

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

Copies of the Code of Ethics and the Code of Ethics for Financial Officers are available on our website at http://www.utstar.com . Any amendment or waiver of the Code of Ethics or Code of Ethics for Financial Officers pertaining to a member of our Board or one of our executive officers will be disclosed on our website at http://www.utstar.com. Information contained in our website is not incorporated by reference into this Form 20-F and you should not consider information on our website to be part of this Form 20-F.

ITEM 16C—PRINCIPAL ACCOUNTANT FEES AND SERVICES

Disclosure of Fees Charged by Independent Accountants

The aggregate fees billed for professional accounting services by GHP Horwath, P.C. for the fiscal year ended December 31, 2015 and by PricewaterhouseCoopers Zhong Tian LLP for the fiscal year ended 2014 are as follows:

	Years Ended December 31,
	2015	2014
	(in thousands)
Audit fees (1)	$1,036	$1,667
Audit-related fees (2)	13	6
Tax fees (3)	52	145
All other fees (4)	—	—
Total	$1,101	$1,818

(1)	Audit fees are fees for professional services rendered for the integrated audit of our consolidated financial statements and of our internal control over financial reporting, for review of interim consolidated financial information included in quarterly reports or earnings releases, and for services that are normally provided by PricewaterhouseCoopers Zhong Tian LLP and GHP Horwath, P.C. in connection with statutory and regulatory filings or engagements.

(2)	Audit-related fees represent aggregate fees paid or accrued for professional services rendered for accounting consultations and other procedures performed with respect to certain UTStarcom acquisition and divestiture efforts.

(3)	Tax fees are fees for tax services related to tax compliance, tax planning and tax advice.

(4)	All other fees are fees for consulting service and an online accounting research tool.

 The Audit Committee has determined that the provision to us by PricewaterhouseCoopers Zhong Tian LLP and GHP Horwath, P.C. of non-audit services as listed above is compatible with PricewaterhouseCoopers Zhong Tian LLP and GHP Horwath, P.C. maintaining its independence.

Audit Committee Pre-approval Policies and Procedures

Our Audit Committee has adopted procedures which set forth the manner in which the committee will review and approve all audit and non-audit services to be provided by GHP Horwath, P.C. before that firm is retained for such services. The pre-approval procedures are as follows:

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

Period	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Approximate Dollar Value that May Yet Be Purchased Under the Plans
September 2011	375,938	$4.05	375,938	$18,477,450
October 2011	556,145	$3.81	556,145	$16,358,537
November 2011	213,393	$4.20	213,393	$15,462,285
December 2011	418,293	$4.23	418,293	$13,692,907
January 2012	13,234	$3.89	13,234	$13,640,909
February 2012	61,090	$3.88	61,090	$13,401,374
March 2012	20,319	$4.20	20,319	$13,315,184
April 2012	92,025	$4.06	92,025	$12,939,659
May 2012	188,372	$3.65	188,372	$12,244,844
June 2012	473,308	$3.70	473,308	$10,472,913
July 2012	334,271	$3.28	334,271	$9,362,967
August 2012	441,465	$3.16	441,465	$7,942,118
September 2012	339,627	$3.27	339,627	$6,813,585
October 2012	409,197	$3.01	409,197	$5,564,646
November 2012	238,195	$2.99	238,195	$4,850,721
Total	4,174,872		4,174,872

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

Period	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Approximate Dollar Value that May Yet Be Purchased Under the Plans
December 2014	166,421	$2.6342	166,421	$39,561,613
January 2015	207,272	$2.8995	373,693	$38,960,627
February 2015	191,685	$2.7450	565,378	$38,434,451
March 2015	150,038	$2.6823	715,416	$38,032,006
April 2015	142,696	$2.6457	858,112	$37,654,473
May 2015	27,443	$2.1713	885,555	$37,594,886
June 2015	328,703	$2.0062	1,214,258	$36,935,426
July 2015	156,320	$1.9133	1,370,578	$36,636,344
August 2015	145,975	$1.9452	1,516,553	$36,352,399
September 2015	103,300	$2.0176	1,619,853	$36,143,984
October 2015	55,500	$2.2200	1,675,353	$36,020,775
November 2015	21,370	$2.1959	1,696,723	$35,973,850
December 2015	33,000	$2.2009	1,729,723	$35,901,220
January 2016	165,392	$2.1950	1,895,115	$35,538,178
February 2016	80,660	$2.1167	1,975,775	$35,367,443
March 2016	176,386	$2.0100	2,152,161	$35,012,890
Total	2,152,161		2,152,161

ITEM 16F—CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Effective July 21, 2015, we dismissed PricewaterhouseCoopers Zhong Tian LLP as our independent registered public accounting firm. Effective July 21, 2015, we engaged GHP Horwath, P.C. as our independent registered public accounting firm for the fiscal year ended December 31, 2015. The change was approved by our audit committee and board of directors.

PricewaterhouseCoopers Zhong Tian LLP’s reports on our consolidated financial statements as of and for the years ended December 31, 2014 and 2013 did not contain any adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the two fiscal years ended December 31, 2014, and subsequent interim period through July 21, 2015, there were no disagreements, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, with PricewaterhouseCoopers Zhong Tian LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures that, if not resolved to the satisfaction of PricewaterhouseCoopers Zhong Tian LLP, would have caused them to make reference to the subject matter of the disagreement in connection with its reports on our consolidated financial statements for the two fiscal years ended December 31, 2014.

During the two fiscal years ended December 31, 2014, and subsequent interim period through July 21, 2015, there were no reportable events (hereinafter defined) requiring disclosure pursuant to Item 16F (a) (1) (v) of Form 20-F, other than the material weaknesses reported in the Company’s Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on May 19, 2015.

During the two fiscal years ended December 31, 2014, and subsequent interim period preceding the appointment of the new auditors, neither we nor anyone on our behalf consulted GHP Horwath, P.C. regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, nor has GHP Horwath, P.C. provided to us a written report or oral advice that GHP Horwath, P.C. concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement” with PricewaterhouseCoopers, Zhong Tian LLP as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, or a “reportable event,” as that term is described in Item 16F(a)(1)(v) of Form 20-F.

We provided a copy of this disclosure to PricewaterhouseCoopers Zhong Tian LLP and requested that PricewaterhouseCoopers Zhong Tian LLP furnish us with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made above, and if not, stating the respects in which it does not agree. A copy of PricewaterhouseCoopers Zhong Tian LLP’s letter dated April 22, 2016 is attached herewith as Exhibit 4.24.

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

ITEM 18—FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this Annual Report.

ITEM 19—EXHIBITS

Exhibit Number	Description	Form	Incorporated by Reference From Exhibit Number	Date Filed
1.1	Amended and Restated Memorandum and Articles of Association.	20-F	1.1	4/26/2013
2.1	Property Transfer and Leaseback Agreement, dated as of December 19, 2009, by and between UTStarcom Telecom Co., Ltd. and Zhejiang Zhongnan Construction Group Co., Ltd. (translation from Chinese).	8-K	2.1	12/24/2009
4.1	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 of Form F-4 (File No. 333-173828) filed with the SEC on April 29, 2011	F-4	10.1	4/29/2011
4.2	Stockholder Rights Agreement, made as of February 1, 2010, by and between UTStarcom, Inc. and Beijing E-town International Investment and Development Co., Ltd.	8-K	4.1	2/4/2010
4.3	Stockholder Rights Agreement, made as of February 1, 2010, by and among UTStarcom, Inc., Elite Noble Limited and Shah Capital Opportunity Fund L.P.	8-K	4.2	2/4/2010
4.4	2006 Equity Incentive Plan, as amended February 18, 2009.	10-K	10.14	3/2/2009
4.5	Form of Stock Option Award Agreement for use under 2006 Equity Incentive Plan.	10-Q	10.2	8/7/2009
4.6	Form of Stock Option Agreement for Directors and Officers for use under the 2006 Equity Incentive Plan.	10-Q	10.3	8/7/2009
4.7	Form of Restricted Stock Agreement for use under the 2006 Equity Incentive Plan.	10-K	10.17	3/2/2009
4.8	Form of Restricted Stock Unit Agreement for use under the 2006 Equity Incentive Plan.	10-K	10.18	3/2/2009
4.9	Form of Stock Option Amendment Election Form executed by key executive officers and directors.	8-K	10.1	1/4/07
4.10	UTStarcom, Inc. Amended and Restated Executive Involuntary Termination Severance Pay Plan.	10-Q	10.2	5/8/2009
4.11	Form of Performance Share Agreement for use under the 2006 Equity Incentive Plan.	10-K	10.33	3/2/2009
4.12	Form of Performance Unit Agreement for use under the 2006 Equity Incentive Plan.	10-K	10.34	3/2/2009
4.13	Manufacturing Agreement signed as of January 23, 2010	8-K	10.1	1/28/2010
4.14	Lease Contract dated as of February 1, 2010, by and between UTStarcom Telecom Co., Ltd. and Zhejiang Zhongnan Construction Group Co., Ltd. (translation from Chinese)	8-K/A	10.1	2/5/2010

4.15	Property Lease Contract dated March 7, 2011 between UTStarcom Telecom Co., Ltd. and Zhejiang Letong Communication Equipment Co., Ltd. (translation from Chinese)	10-Q	10.1	5/9/2011
4.16	Master Reorganization Agreement Share and Asset Purchase Agreement dated August 31, 2012 by and among UTStarcom Hong Kong Limited, the Company, Eagle Field Holdings Limited and Mr. Ying (Jack) Lu.	20-F	4.51	4/26/2013
4.17	Share Transfer Agreement dated August 31, 2012 by and among the Company, Eagle Field Holdings Limited and UTStarcom Hong Kong Holdings Limited.	20-F	4.52	4/26/2013
4.18	English translation of the License Agreement dated August 31, 2012 by and among the Company, UTStarcom Telecom Co., Ltd., UTStarcom Hong Kong Holding Limited. and UTStarcom China Co., Ltd.	20-F	4.53	4/26/2013
4.19	Assignment and Assumption Agreement dated August 31, 2012 by and among the Company, UTStarcom Telecom Co., Ltd., UTStarcom India Telecom PVT. Ltd., UTStarcom Hong Kong Holding Limited., UTStarcom China Co., Ltd. and Eagle Field Holdings Limited.	20-F	4.54	4/26/2013
4.20	Patent, Software Copyright, Trademark and Domain Name Assignment dated August 31, 2012 by and among UTStarcom Telecom Co., Ltd., UTStarcom China Co., Ltd. and UTStarcom, Inc.	20-F	4.55	4/26/2013
4.21	Convertible Bond dated August 31, 2012 issued by UTStarcom Hong Kong Holding Limited to UTStarcom Hong Kong Limited.	20-F	4.56	4/26/2013
4.22	Purchase and Sale Agreement dated January 17, 2014 among the Company, Shah Capital Opportunity Fund LP and SoftBank America Inc.	6-K	10.1	1/21/2014
4.23	Share Subscription Agreement dated March 11, 2014 between the Company and Shah Capital Opportunity Fund LP.	6-K	10.2	3/12/2014
4.24	Letter dated April 22, 2016 from PricewaterhouseCoopers Zhong Tian LLP	Filed herewith	—	—
8.1	Subsidiaries of UTStarcom Holdings Corp.	Filed herewith	—	—
12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—
12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—
13.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—
13.2	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—
15.1	Consent of GHP Horwath, P.C.	Filed herewith	—	—
15.2	Consent of PricewaterhouseCoopers Zhong Tian LLP	Filed herewith	—	—
101.INS	XBRL Instance Document	Filed herewith
101.SCH	XBRL Taxonomy Extension Schema Document	Filed herewith
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	Filed herewith
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document	Filed herewith
101.LAB	XBRL Taxonomy Extension Label Linkbase Document	Filed herewith
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

UTStarcom Holdings Corp.

Date: April 22, 2016	By:	/s/ Tim Ti
Name: Tim Ti
Title: Chief Executive Officer

UTSTARCOM HOLDINGS CORP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

UTStarcom Holdings Corp.:

We have audited the accompanying consolidated balance sheet of UTStarcom Holdings Corp. and subsidiaries (the “Company”) as of December 31, 2015, and the related consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the year ended December 31, 2015. In addition, we also audited the financial statement schedules listed in the accompanying index. These consolidated financial statements and financial statement schedules are the responsibility of Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2015, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ GHP Horwath, P.C.

Denver, Colorado

April 22, 2016

F-2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of UTStarcom Holdings Corp.:

In our opinion, the accompanying consolidated balance sheet as of December 31, 2014 and the related consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2014 present fairly, in all material respects, the financial position of UTStarcom Holdings Corp. and its subsidiaries at December 31, 2014, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules for each of the two years in the period ended December 31, 2014 present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These consolidated financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

May 19, 2015

UTSTARCOM HOLDINGS CORP.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	December 31,	December 31,
	2015	2014
	In thousands
ASSETS
Current assets:
Cash and cash equivalents	$77,050	$77,824
Short-term investments	—	2,299
Accounts receivable, net of allowances for doubtful accounts of $4,564 and $10,877, respectively	17,936	16,690
Inventories	17,470	20,659
Deferred costs	25,499	55,257
Prepaid and other current assets	11,388	19,337
Short-term restricted cash	12,264	13,731
Total current assets	161,607	205,797
Property, plant and equipment, net	1,510	3,037
Long-term investments	26,022	59,799
Long-term deferred costs	332	4,956
Long-term deferred tax assets	11,193	985
Other long-term assets	4,216	4,489
Total assets	204,880	279,063
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	16,400	29,769
Income taxes payable	9,906	7,463
Customer advances	30,976	49,244
Deferred revenue	16,965	26,819
Deferred tax liabilities	9,779	656
Other current liabilities	13,763	15,463
Total current liabilities	97,789	129,414
Long-term deferred revenue	8,554	18,304
Other long-term liabilities	8,259	16,016
Total liabilities	114,602	163,734
Commitments and contingencies (Note 8)
Shareholders’ equity:
Ordinary shares: $0.00375 par value; 250,000 authorized shares; 38,465 and 38,314 shares issued at December 31, 2015 and December 31, 2014, respectively;36,735 and 38,148 shares outstanding at December 31, 2015 and December 31, 2014, respectively (Note 1)(1)	122	122
Additional paid-in capital	1,259,767	1,258,182
Treasury stock, at cost: 1,730 and 166 shares at December 31, 2015 and December 31, 2014, respectively	(4,138)	(443)
Accumulated deficit	(1,226,943)	(1,206,286)
Accumulated other comprehensive income	61,470	63,754
Shareholders’ equity	90,278	115,329
Total liabilities and equity	$204,880	$279,063

See accompanying notes to consolidated financial statements

UTSTARCOM HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except per share data)

	Years ended December 31,
	2015	2014	2013

Net sales
Products	$87,361	$105,988	$141,138
Services	29,742	23,432	23,301
	117,103	129,420	164,439
Cost of net sales
Products	65,891	84,988	99,888
Services	23,344	22,304	24,331
	89,235	107,292	124.219

Gross profit	27,868	22,128	40,220
Operating expenses:
Selling, general and administrative	21,515	24,515	37,626
Research and development	11,342	11,686	14,520
Net loss on divestitures	—	—	1,307
Total operating expenses	32,857	36,201	53,453
Operating loss	(4,989)	(14,073)	(13,233)
Interest income	557	589	511
Interest expense	(76)	(88)	(151)
Other income (expense), net	3,489	(2,249)	11,480
Equity losses of associates	(13,954)	(8,878)	(9,586)
Investment impairment	(9,846)	(3,947)	(9,400)
Loss before income taxes	(24,819)	(28,646)	(20,379)
Income tax benefit (expense)	4,162	(1,618)	(2,351)
Net loss	(20,657)	(30,264)	(22,730)
Net loss attributable to non-controlling interests	—	—	9
Net loss attributable to UTStarcom Holdings Corp.	$(20,657)	$(30,264)	$(22,721)
Net loss per share attributable to UTStarcom Holdings Corp.—Basic	$(0.56)	$(0.81)	$(0.58)
Net loss per share attributable to UTStarcom Holdings Corp.—Diluted	$(0.56)	$(0.81)	$(0.58)
Weighted average shares outstanding—Basic	37,003	37,380	39,127
Weighted average shares outstanding—Diluted	37,003	37,380	39,127

Net loss	(20,657)	(30,264)	(22,730)
Other comprehensive loss, net of tax
Net change in cumulative translation adjustment	(1,611)	(2,781)	(13,759)
Unrealized gain (loss) from available-for-sale investments	(673)	673	—
Comprehensive loss	(22,941)	(32,372)	(36,489)
Comprehensive loss attributable to non-controlling interests	—	—	9
Comprehensive loss attributable to UTStarcom Holding Corp.	$(22,941)	$(32,372)	$(36,480)

 See accompanying notes to consolidated financial statements

UTSTARCOM HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands, except share data)

	Common Stock
	Shares outstanding (1)	Amount	Additional Paid-in Capital	Treasury Stock	(Accumulated Deficit)	Accumulated Other Comprehensive Income	Non- controlling interest	Total Stockholders’ Equity
	(In thousands, except number of shares)
Balance at December 31, 2012	47,656,092	$182	$1,309,761	$(20,421)	$(1,153,301)	$79,621	$814	$216,656
Repurchase of ordinary shares	(8,333,333)	(31)	(30,649)					(30,680)
Restricted stock issued and restricted stock units released	455,095	—	—	—	—	—	—	0
Stock-based compensation	—	—	1,698	—	—	—	—	1,698
Net loss	—	—	—	—	(22,721)	—	(9)	(22,730)
Elimination of the non-controlling interests a result of disposition ~~on~~ of an investment.	—	—	—	—	—	—	(805)	(805)
Other comprehensive income:
Foreign currency translation	—	—	—	—	—	(6,671)	—	(6,671)
CTA recognition due to closure of the subsidiaries	—	—	—	—	—	(7,088)	—	(7,088)
Balance at December 31, 2013	39,777,854	$151	$1,280,810	$(20,421)	$(1,176,022)	$65,862	$(0)	$150,380
Common stock issued	2,000,000	8	5,332	—	—	—	—	5,340
Repurchase of ordinary shares	(4,050,296)		—	(10,308)	—	—	—	(10,308)
Restricted stock issued and restricted stock units released	420,518	—	—	—	—	—	—	0
Stock-based compensation	—	—	2,289	—	—	—	—	2,289
Treasury stock retirement	—	(37)	(30,249)	30,286	—	—	—	0
Net loss	—	—	—	—	(30,264)	—	-	(30,264)
Other comprehensive income:
Foreign currency translation	—	—	—	—	—	(2,902)	—	(2,902)
CTA recognition due to closure of the subsidiaries	—	—	—	—	—	121	—	121
Unrealized gain from available-for-sale investments	—	—	—	—	—	673	—	673
Balance at December 31, 2014	38,148,076	$122	$1,258,182	$(443)	$(1,206,286)	$63,754	$(0)	$115,329
Common stock issued upon option exercise	11,543	—	39	—	—	—	—	39
Repurchase of ordinary shares	(1,563,302)	—	—	(3,695)	—	—		(3,695)
Restricted stock issued and restricted stock units released	138,997	—	—	—	—	—	—	0
Stock-based compensation	—	—	1,546	—	—	—	—	1,546
Net loss	—	—	—	—	(20,657)	—	—	(20,657)
Other comprehensive income:
Foreign currency translation	—	—	—	—	—	(1,611)	—	(1,611)
Unrealized gain from available-for-sale investments	—	—	—	—	—	(673)	—	(673)
Balance at December 31, 2015	36,735,314	$122	$1,259,767	$(4,138)	$(1,226,943)	$61,470	$(0)	$90,278

See accompanying notes to consolidated financial statements

UTSTARCOM HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years ended December 31,
	2015	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(20,657)	$(30,264)	$(22,730)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,202	2,654	3,464
Net loss on divestitures	—	—	1,307
Net loss on disposal of assets	180	219	3,553
Loss (gain) on CTA recognition from liquidation of subsidiaries	—	121	(7,088)
Change due to reversal of tax payable	(7,747)	(992)	(1,240)
Equity losses of associates	13,954	8,878	9,586
Investment impairment	9,846	3,947	9,400
Gain on sale of short- term investment	(1,529)	—	—
Stock-based compensation expense	1,545	2,289	1,698
Provision for (recovery of) doubtful accounts receivable	79	49	(75)
Loan impairment (recovery), net	(538)	2,788	—
Deferred income taxes	1,030	(424)	(380)
Changes in operating assets and liabilities, net of effect of 2013 UiTV deconsolidation and IPTV divestiture
Accounts receivable	(1,491)	6,332	(14,058)
Inventories and deferred costs	35,973	36,859	45,875
Other assets	1,558	(772)	6,058
Accounts payable	(12,233)	6,415	7,110
Income taxes payable	3,369	(3,390)	110
Customer advances	(17,352)	(25,759)	(12,005)
Deferred revenue	(18,610)	(18,788)	(29,524)
Other liabilities	(1,215)	(5,774)	(2,976)
Net cash used in operating activities	(11,636)	(15,612)	(1,915)
CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment	(917)	(1,298)	(3,766)
Payment on divestitures	—	(804)	(2,369)
Net proceeds from divestitures	—	—	2,000
Payment for the non-controlling interest on the liquidation of a subsidiary	—	—	(898)
Proceeds from settlement of an investment interest, net	—	—	569
Change in restricted cash	707	(3,526)	2,209
Purchase of investment interests	(1,670)	(1,080)	(26,592)
Proceeds from refund of investment interests	16,228	932	—
Purchase of short-term investments	—	—	(81)
Proceeds from sale of short-term investments	3,076	—	379
Payment on divestiture of IPTV business and investment in IPTV convertible bond	—	—	(503)
Other	—	—	162
Net cash provided by (used in) investing activities	17,424	(5,776)	(28,890)
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of ordinary shares	39	5,340	—
Repurchase of ordinary shares	(3,695)	(10,308)	(30,680)
Net cash used in financing activities	(3,656)	(4,968)	(30,680)
Effect of exchange rate changes on cash and cash equivalents	(2,906)	(3,593)	(10,326)
Net decrease in cash and cash equivalents	(774)	(29,949)	(71,811)
Cash and cash equivalents at beginning of year	77,824	107,773	179,584
Cash and cash equivalents at end of year	$77,050	$77,824	$107,773
Supplemental disclosure of cash flow information:
Cash paid:
Interest	$76	$88	$151
Income taxes	$(363)	$5,100	$1,600
Non-cash operating activities
Purchase UiTV convertible bond through converting of outstanding receivables	$—	$—	$7,114
Non-cash investing activities
Accrual related to purchase of property, plant and equipment	$—	$13	$530
Purchase UiTV convertible bond through converting of outstanding receivables	$—	$—	$(7,114)
Disposal of short-term investments through exchanging of equity investment	$—	$1,826	$—
Acquisition of short-term investments through exchanging of equity investment	$—	$(1,826)	$—

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—BASIS OF PRESENTATION, LIQUIDITY

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

Also pursuant to the Merger, the Company issued an equal number of ordinary shares in exchange for the common stock of UTStarcom, Inc.. The Company’s business is conducted in substantially the same manner as was conducted by UTStarcom, Inc.. The transaction was accounted for as a legal re-organization of entities under common control. The accompanying consolidated financial statements include the accounts of the Company and its wholly- and majority-owned subsidiaries. All intercompany accounts and transactions have been eliminated in the preparation of the consolidated financial statements. The non-controlling interests in consolidated subsidiaries are shown separately in the consolidated financial statements.

The accompanying Consolidated Balance Sheets as of December 31, 2015 and 2014, and the Consolidated Statements of Operations and Comprehensive Loss for each of the three years ended December 31, 2015, 2014 and 2013 have been prepared by the Company pursuant to the rules and regulations of the U.S Securities and Exchanges Commission (“SEC”) and in conformity with generally accepted accounting principles in the U.S. (“US GAAP”).

The accompanying consolidated financial statements are presented on the basis that the Company is a going concern. The going concern assumption contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company incurred net losses of $20.7 million, $30.3 million and $22.7 million during the years ended December 31, 2015, 2014, and 2013, respectively. As of December 31, 2015 and 2014, the Company had an accumulated deficit of $1,226.9 million and $1,206.3 million, respectively. The Company incurred net cash outflows from operations of $11.6 million, $15.6 million and $1.9 million during the years ended December 31, 2015, 2014 and 2013 respectively.

As of December 31, 2015 and 2014, the Company had cash and cash equivalents of $77.1 million and $77.8 million, of which $19.8 million and $14.5 million, respectively, were held by subsidiaries in China. China imposes currency exchange controls on certain transfers of funds to and from China. The Company’s China subsidiaries are subject to pre-approval from the State Administration of Foreign Exchange (“SAFE”) for non-domestic financing. Additionally, the amount of cash available for transfer from the China subsidiaries for use by the Company’s non-China subsidiaries is also limited both by the liquidity needs of the subsidiaries in China and the restriction on currency exchange by Chinese-government mandated limitations including currency exchange controls on certain transfers of funds outside of China. The Company’s China subsidiaries have no accumulated profit as of December 31, 2015 determined in accordance with Chinese accounting standards that can be paid as dividends. In the years 2015, 2014 and 2013, the Company’s China subsidiaries did not pay dividends to our parent company.

Management believes that the continuing efforts to stream-line the Company’s operations will enable the Company to control operating costs to be better aligned with operations, market demand and projected sales levels. Management believes both the Company’s China and non-China operations will have sufficient liquidity to finance working capital and capital expenditure needs in excess of 12 months. Furthermore, the Company has concentrated its business in Asia, particularly Japan, India, and Taiwan. Any unforeseen prolonged economic and /or political risks in these markets could impact the Company’s customers in making their respective investment decisions and could have a material impact on the foregoing assessment. There can be no assurance that additional financing, if required, will be available on terms satisfactory to the Company or at all, and if funds are raised in the future through issuance of preferred stock or debt, these securities could have rights, privileges or preference senior to those of the Company’s ordinary shares and newly issued debt could contain debt covenants that impose restrictions on the Company’s operations. Further, any sale of newly issued debt or equity securities could result in additional dilution to the Company’s current shareholders.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant judgment and estimates are used for revenue recognition, allowances for doubtful accounts and sales returns, tax valuation allowances, inventory write-down, impairment of property, plant and equipment, deferred costs,, accrued product warranty costs, provisions for contract losses, investment impairments, going concern assessment, stock-based compensation expense, and loss contingencies among others. Actual results could differ materially from those estimates.

Cash and Cash Equivalents:

Cash and cash equivalents consist of highly liquid instruments with original maturities of three months or less. Approximately 17%, or $12.9 million of cash and cash equivalents were held by the Company’s subsidiaries in the U.S. as of December 31, 2015. The remainder was held by the other UTStarcom entities throughout the world. As of December 31, 2015, approximately 26%, or $19.8 million, of the Company’s cash and cash equivalents were held by its subsidiaries in China, and China imposes currency exchange controls on transfers of funds outside of China. Cash and cash equivalents are invested in short-term bank deposits and similar short duration instruments that are highly liquid and readily convertible with fixed maturities from overnight to three months.

Restricted Cash:

As of December 31, 2015, the Company had short-term restricted cash of $12.3 million, and had long-term restricted cash of $3.8 million included in other long-term assets. As of December 31, 2014, the Company had short-term restricted cash of $13.7 million, and had long-term restricted cash of $3.4 million included in other long-term assets. These amounts primarily collateralize the Company’s issuances of performance bonds, warranty bonds, standby and commercial letters of credit.

Investments:

The Company’s investments consist principally of bank notes, debt and equity securities classified as available for sale, and cost and equity method investments in privately held companies. The investments in equity securities of privately held companies in which the Company holds less than 20% voting interest and on which the Company does not have the ability to exercise significant influence are accounted for under ASC 325, “Investments—Other” using the cost method. Under the cost method, these investments are carried at the lower of cost or fair market value. The investments in equity securities of privately held companies in which the Company holds at least 20% but less than 50% voting interest and on which the Company has the ability to exercise significant influence are accounted for under ASC 323, “Investments—Equity Method and Joint Ventures” using the equity method. Investments in debt securities that are classified as available for sale are measured at fair value on the balance sheets under ASC 320, “Investments—Debt and Equity Securities”. Unrealized holding gains and losses for available-for-sale securities (including those classified as current assets) will be excluded from earnings and reported in other comprehensive income until realized except as indicated in the following paragraph.

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

When a sales arrangement contains multiple deliverable elements or multiple element arrangements, the Company allocates revenue to each element based on the relative selling price of each element. Under this approach, the selling price of a deliverable is determined by using a selling price hierarchy that requires the use of vendor-specific objective evidence, or (“VSOE”) of fair value, if available, third-party evidence, or (“TPE”) of selling price if VSOE is not available or management’s best estimate of selling prices, or (“BESP”) if neither VSOE nor TPE is available.

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

In connection with the restructuring of the telecommunication industry in China, the Ministry of Industry and Information Technology (“MIIT”) announced that personnel access system, or (“PAS”) services in China would be phased out by January 1, 2012. The Company still had $13.2 million of deferred revenue associated with unfulfilled contractual obligations for its historical PAS infrastructure contracts as of December 31, 2011. Such amounts were deferred at its VSOE of fair value according to the terms of the contracts. Upon the phasing out of the PAS services as required by the MIIT announcement, the Company took appropriate actions, such as communicating with its customers regarding the termination of such services, to legally release those obligations. Accordingly, approximately $8.1 million of the deferred revenue was released in 2012 upon the completion of the appropriate legal actions. The remaining balance of $5.1 million was included as part of the liabilities transferred to the buyer on the IPTV divestiture in August 2012. However, as some customers were not willing to assign their contracts to the buyer, the Company is still the primary obligor for those contracts that were not legally assigned to the buyer. Therefore, the deferred revenue is still included in the Company’s Consolidated Balance Sheet. See “Note 3—Divestitures”.

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

The Company will recognize gross revenue based on the amount billed to customers when all revenue recognition criteria have been met for transactions where the Company is a reseller. For these transactions the Company is responsible to fulfill the contracts’ obligations, and assumes both the general inventory risk as well as the credit risk.

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

On August 31, 2012, the Company completed the divestiture of its IPTV business. As a result, the Company divested the IPTV business, transferring all assets, liabilities and managerial duties to the buyer. As some customers were not willing to assign their contracts to the buyer, the Company is still the primary obligor for those contracts that were not legally assigned to the buyer. Even though the Company signed back-to-back contracts to transfer all obligations and associated economic risks and benefits to the buyer, from the customer point of view, the Company is the sole obligor to their contracts. If the buyer fails to fulfill its obligations under the back-to-back contracts with respect to these un-assigned contracts with the Company, the Company is still obligated to fulfill the obligations under the un-assigned contracts with the customers. Therefore, the Company was not able to derecognize the related liabilities of those un-assigned contracts. The Company continued to recognize revenue for those unassigned contracts when they met the revenue recognition criteria as discussed above. At the same time, the Company continued to recognize an equal amount of the deferred costs associated with those contracts. Therefore, there is no gross profit impact from the future revenue recognition of these unassigned contracts. The Company will derecognize both the liabilities and deferred costs when the related contracts are legally assigned subsequently. During the years ended December 31, 2015,2014 and 2013, the Company recorded $3.6 million,$4.3 million and $1.4 million, respectively, in the Consolidated Statements of Operations and Comprehensive Loss due to meeting the revenue recognition criteria. As of December 31, 2015, the Company still had both liabilities and deferred costs of $11.6 million related to those un-assigned contracts. See “Note 3—Divestitures”.

Because of the nature of doing business in China and other emerging markets, the Company’s billings and/or customer payments may not correlate with the contractual payment terms. The Company generally does not enforce contractual payment terms prior to final acceptance. Accordingly, accounts receivable are not recorded until the Company recognizes the related customer revenue. Advances from customers are recognized when the Company has collected cash from the customer, prior to recognizing revenue. Deferred revenue is recorded if there are undelivered elements after final acceptance has been obtained. The Company had current deferred revenue of $17.0 million and $26.8 million, and long-term deferred revenue of $8.6 million and $18.3 million at December 31, 2015 and 2014, respectively. Costs related to deferred revenue are also deferred until revenue is recognized. See “Deferred Costs” below.

Product Warranty:

The Company provides a warranty on its equipment and terminal sales for periods generally ranging from one to two years from the time of final acceptance. At times, the Company has entered into arrangements to provide limited warranty services for periods longer than two years. The Company provides for the expected cost of product warranties at the time that revenue is recognized based on an assessment of past warranty experience and when specific circumstances dictate. The Company assesses the adequacy of its recorded warranty liability every quarter and makes adjustments to the liabilities if necessary. Specific warranty accruals are reversed upon the expiration of the warranty period and are recorded as reduction of cost of sales. Warranty accrual reversals were $nil, $0.1 million and $0.1 million in 2015, 2014 and 2013, respectively. From time to time, the Company may be subject to additional costs related to non-standard warranty claims from its customers. If and when this occurs, the Company estimates additional accruals based on historical experience, communication with its customers and various assumptions that the Company believes to be reasonable under the circumstances. Such additional warranty accruals are recorded in the period in which the additional costs are identified.

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

Depreciation expense was $2.3 million, $2.9 million, and $5.4 million, for the years ended December 31, 2015, 2014 and 2013, respectively.

Other than Temporary Impairment on Investment:

The Company reviews its investments for other-than-temporary impairment whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. Investments identified as having an indication of impairment are subject to further analysis to determine if the impairment is other-than-temporary and this analysis requires estimation the fair value of the investment. In making this determination, the Company reviews several factors to determine whether the losses are other-than-temporary, including but not limited to: (i) the length of time the investment was in an unrealized loss position, (ii) the extent to which fair value was less than cost, (iii) the financial condition and near term prospects of the issuer, and (iv) the Company’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value. The determination of fair value of the investment involves considering factors such as current economic and market conditions, the operating performance of the companies including current earnings trends and forecasted cash flows, and other company and industry specific information. Investment impairments recorded as other-than-temporary were $9.8 million, $3.9 million, and $9.4 million, for the years ended December 31, 2015, 2014 and 2013, respectively.

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

Advertising Costs:

The Company expenses all advertising costs as incurred. Payment to customers for marketing development costs are accounted for as a reduction of the revenue associated with customers as incurred. For the years ended December 31, 2015, 2014 and 2013, advertising costs totaled $0.1 million, $0.1 million, and $0.1 million, respectively.

Restructuring Liabilities, Litigation and Other Contingencies:

The Company accounts for its restructuring plans using the guidance provided in ASC 420 “Exit or Disposal Cost Obligations” and ASC 712 “Compensation—Nonretirement Postemployment Benefits”. The Company accounts for litigation and contingencies in accordance with ASC 450, “Contingencies”, which requires that the Company record an estimated loss from a loss contingency when information available prior to issuance of the Company’s consolidated financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the consolidated financial statements and the amount of loss can be reasonably estimated.

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

Accumulated Other Comprehensive Income (AOCI):

Accumulated Other Comprehensive Income mainly consisted of foreign currency translation and the unrealized gain or loss from available-for-sale investments. The changes in AOCI, including the amounts reclassified to income, were as follows:

Foreign currency translation and unrealized gain, net of tax
(in thousands)
Balance at December 31, 2013	$65,862
Loss recorded in other comprehensive loss	(2,902)
Unrealized gain from available-for-sale investments	673
Less: Loss reclassified from AOCI to income	121
Balance at December 31, 2014	$63,754
Loss recorded in other comprehensive loss	(1,611)
Unrealized gain from available-for-sale investments	(673)
Balance at December 31, 2015	$61,470

As of December 31, 2015 and 2014, no accumulated other comprehensive income or loss is attributable to non-controlling interests.

The Company reclassifies foreign currency translation adjustments from AOCI to income upon sale or upon complete or substantially complete liquidation of investments in foreign entities, with the amounts attributable to the entities and accumulated in the translation adjustment component of equity is both: (a) removed from the separate component of equity; and (b) reported as part of the gain or loss on sale or liquidation of the investment for the period during which the sale or liquidation occurs. During fiscal 2014 the Company recognized and reclassified $0.1 million to net loss from the cumulative translation adjustment previously recorded in accumulated other comprehensive income upon the liquidation of three Chinese entities. The prior cumulative translation adjustment primarily resulted from the difference between local functional currency and the Company’s reporting currency.

On October 4, 2014, one of the Company’s cost method investees, Cortina, was acquired by Inphi Corporation, or Inphi, a public company listed on the New York Stock Exchange. Upon the Merger agreement between Inphi and Cortina, considering the total consideration amount of this acquisition and the Company’s interest holding as of September 30, 2014, the Company recorded a $1.5 million realized investment disposal loss in the third quarter of 2014. In exchange for the 1% interest in Cortina, the Company received 124,395 shares of Inphi on November 14, 2014. Management assessed the shares and classified them as available-for-sale securities subject to fair value accounting. As of December 31, 2014, the fair value of the shares was $2.3 million which resulted in an unrealized gain of $0.5 million which was recorded in Other Comprehensive Loss in the year ended. In February of 2015, the Company sold the 124,395 shares of Inphi stock for a total cash consideration of $2.4 million, which resulted in a realized gain of $0.6 million in Other Income. In 2015, the Company also received $1 million in cash proceeds in connection with the sale of assets that had a $0 net carrying value which resulted in a realized gain in Other Income. In the second quarter of 2015, the Company also received $0.7 million in cash proceeds in connection with the sale of assets that had a $0 net carrying value, resulting in a realized gain in Other Income. In the fourth quarter of 2015, another $0.3 million was released from escrow deposited by Inphi during the transaction and the Company recorded as a realized gain in Other Income.

As of December 31, 2014, the Company held a $20.2 million Convertible Bond of UTStarcom Hong Kong Holdings Ltd. issued to the Company which included $0.2 million of unrealized gain, which was recognized in AOCI. The Convertible Bond was classified as available-for-sale debt securities subject to fair value accounting. On April 7, 2015, the Company entered an agreement with UTStarcom Hong Kong Holdings Ltd., for the conversion of the $20.0 million convertible bond. Pursuant to the agreement, UTStarcom Hong Kong Holdings Ltd. paid $10.0 million in cash to the Company as partial payment of the principal of the $20.0 million convertible bond.  The remaining part of the principal and the interest of the convertible bond were converted to 14% of equity interest of UTStarcom Hong Kong Holdings Ltd. Therefore, the Company began accounting for this private equity investment on the cost method, and reversed $0.2 million unrealized gain. As of December 31, 2015, there was no unrealized gain in Other Comprehensive Income. During the year 2015, the Company assessed the fair value of UTStarcom Hong Kong Holdings Ltd., and concluded that there was no impairment relating to this investment. See “Note 3—Divestitures”

Income Taxes:

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

The Company recognizes deferred income taxes as the difference between the tax bases of assets and liabilities and their consolidated financial statement amounts based on enacted tax rates. Management judgment is required in the assessment of the recoverability of the Company’s deferred tax assets based on its assessment of projected taxable income. Numerous factors could affect the Company’s results of operations in the future. If there was a significant decline in the Company’s future operating results, its assessment of the recoverability of its deferred tax assets would need to be revised, and any such adjustment to its deferred tax assets would be charged to income in that period. If necessary, the Company records a valuation allowance to reduce deferred tax assets to an amount management believes is more likely than not to be realized. Changes in estimates of taxable income in the future could result in reversal of the valuation allowances which would be credited to income in the year of reversal.

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

Foreign Currency Translation:

The Company’s operations are conducted through international subsidiaries where the local currency is the functional currency and the financial statements of those subsidiaries are translated from their respective functional currencies into U.S. Dollars. All foreign currency assets and liabilities are translated at the period-end exchange rate and all revenues and expenses are translated at the average exchange rate for the period. The effects of translating the financial statements of foreign subsidiaries into U.S. Dollars are reported as a cumulative translation adjustment, a separate component of accumulated other comprehensive income in stockholders’ equity. During fiscal 2014, the Company recognized $0.1 million to net loss from the cumulative translation adjustment previously recorded in accumulated other comprehensive income upon the liquidation of three previously inactive Chinese entities. During fiscal 2013, the Company recognized $7.1 million to net income from the cumulative translation adjustment previously recorded in accumulated other comprehensive income upon the liquidation of two previously inactive Chinese entities. The prior cumulative translation adjustment primarily resulted from the difference between local functional currency and the Company’s reporting currency.

The foreign currency translation gain (loss) related to the remeasurement of transactions denominated in other than the functional currency is included in other income (expenses), net on the Company’s Consolidated Statements of Operations and Comprehensive Loss. In connection with this remeasurement process, the Company recorded losses of $0.2 million, losses of $0.6 million and gains of $3.9 million in the years ended December 31, 2015, 2014 and 2013, respectively.

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

	Years ended December 31,
	2015	2014	2013
	(in thousands)
Anti-dilutive stock options and awards/units outstanding	1,295	1,784	1,734
Total(1)	1,295	1,784	1,734

(1)	Calculated using the treasury stock method, which assumes proceeds are used to reduce the dilutive effect of outstanding stock awards. Assumed proceeds include the unrecognized deferred compensation of share awards, and assumed tax proceeds from excess stock-based compensation deductions.

For the years ended December 31, 2015, 2014 and 2013, no potential ordinary shares were dilutive because of the net loss incurred in those years, therefore basic and dilutive EPS were the same.

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

This new standard is now effective for fiscal years, and interim periods within those years, beginning after December 15, 2017, and is to be applied retrospectively, with early adoption now permitted to the original effective date of December 15, 2016. The Company is currently evaluating this new standard and the potential impact this standard may have upon adoption.

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

For all entities, the amendments in this Update are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The effective date is the same for both public business entities and all other entities. The Company will not early adopt this Update, and the Company is currently evaluating this new standard and the potential impact this standard may have upon adoption.

In August 2014, the FASB issued ASU 2014-12, “Presentation of Financial Statements—Going Concern (Subtopic 205-40).” Previously, there was no guidance in GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern or to provide related footnote disclosures. The amendments in this Update provide that guidance. In doing so, the amendments should reduce diversity in the timing and content of footnote disclosures. The amendments require management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management’s plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued).The guidance is effective for annual periods ending after December 15, 2016, and interim periods thereafter, with early application permitted.

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

In April 2015, the FASB issued ASU 2015-05, “Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40)”: Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement.” The amendments in this update provide guidance to customers about whether a cloud computing arrangement includes a software license. The amendment is effective for interim and annual periods beginning after December 15, 2015 with early adoption permitted. The Company will not early adopt this Update, and believes that the adoption of this ASU will not have a material effect on the Company’s financial position, results of operations or cash flows.

In July 2015, the FASB issued ASU 2015-11: “Simplifying the Measurement of Inventory”, effective for annual and interim periods beginning after December 15, 2016. ASU 2015-11 changes the inventory measurement principle for entities using the first-in, first out (FIFO) or average cost methods. For entities utilizing one of these methods, the inventory measurement principle will change from lower of cost or market to the lower of cost and net realizable value. The Company follows the FIFO cost method and is currently evaluating the provisions of ASU 2015-11 and assessing the impact, if any, it may have on our financial position and results of operations.

 In September 2015, the FASB issued ASU 2015-16: “Business Combinations (Topic 805)”, effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period, to simplify the accounting for measurement-period adjustments for an acquirer in a business combination. ASU 2015-16 requires an acquirer to recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The acquirer is required to adjust its financial statements for the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts calculated as if the accounting had been completed at the acquisition date. The Company is currently evaluating the provisions of ASU 2015-16 and assessing the impact, if any, it may have on our financial position and results of operations.

In November 2015, the FASB issued ASU 2015-17, “Income Taxes (Topic 740)”, which simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities be classified as noncurrent on the balance sheet. The standard will be effective for the Company’s fiscal year beginning January 1, 2016. The Company will not early adopt of this Update. As of December 31, 2015, the net current deferred tax liabilities balance was $8.5 million and the Company believes that adoption of this ASU will not have a material effect on the Company’s financial position, results of operations or cash flows.

In January 2016, the FASB issued ASU 2016-01, “Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”)”. The standard addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. ASU 2016-01 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. The Company is currently evaluating the impact of adopting the new standard on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, “Lease (Topic 842)”, which amends recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases. This standard will take effect for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018.The Company is currently evaluating the impact of adopting the new standard on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, “Compensation—Stock Compensation (Topic 718)”, effective for annual periods beginning after December 15, 2016, and interim periods within that annual periods, to simplify several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Early adoption is permitted. The Company is currently evaluating the impact of adopting the new standard on its consolidated financial statements.

NOTE 3—DIVESTITURES

During the year ended December 31, 2010, the Company completed its divestitures of IP Messaging and US PDSN Assets. During the year ended December 31, 2012, the Company completed its divestiture of the IPTV equipment business. During the year ended December 31, 2013, the Company completed its divestitures of the Next Generation Network (“NGN”) equipment business and DOCSIS-EOC product line.

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

IPTV operations

On August 31, 2012, the Company completed a sale of its IPTV business to an entity founded by our former CEO, and paid total consideration of approximately $30.0 million related to the net liabilities transferred. In connection with the transaction, the Company transferred approximately $41.4 million in current assets, $1.2 million in property, plant and equipment and other long term assets and $74.1 million in liabilities, and as a result, the Company recorded a net loss of $17.5 million during 2012 related to the transaction, which primarily consisted of the $1.5 million gain on the net release of liabilities, offset by $13.4 million of severance-related amounts either paid to the buyer or accrued for payments to terminated IPTV employees, write-off of $3.8 million of prepaid VAT no longer recoverable due to the disposition and $1.7 million of transaction costs. As of December 31, 2012, the remaining unpaid balance related to the divestiture was approximately $0.6 million. In the second quarter of 2013, The Company paid $0.5 million which was recorded as offset to the remaining accrual balance and recognized $0.1 million divestiture gain.

As some customers were not willing to assign their contracts to the buyer, the Company is still the primary obligor for those contracts that were not legally assigned to the buyer. Even though the Company signed back-to-back contracts to transfer all obligations and associated economic risks and benefits to the buyer, from the customer point of view, the Company is the sole and only obligor to their contracts. If the buyer fails to fulfill its obligations under the back to back contracts with respect to these un-assigned contracts with the Company, the company is still obligated to fulfill the obligations under the un-assigned contracts with the customers. Therefore, the Company was not able to derecognize the related liabilities of those un-assigned contracts. According to the back-to-back contracts with the buyer, all of the obligations and associated economic risks and benefits of the un-assigned contracts had been transferred to the buyer of the IPTV business. Therefore, the Company recorded the portion of the payment ($22.7 million) made to the buyer at the time of the divestiture as the prepaid service cost to fulfill the remaining liabilities related to those un-assigned contracts. As of August 31, 2012, the Company had both liabilities and assets of $47.3 million related to those un-assigned contracts:

Million
Deferred revenues	$10.0
Customer advances	37.3
Total liabilities associated with the unassigned IPTV contracts	$47.3

Deferred contract costs	24.6
Prepaid contract service costs to buyer	22.7
Total assets associated with the un-assigned IPTV contracts	$47.3

The Company continues to recognize revenue for those unassigned contracts when the revenue recognition criteria as mentioned above are met. At the same time, the Company recognizes an equal amount of the deferred costs associated with those contracts. Therefore, there is no gross margin impact from the future revenue recognition of these unassigned contracts. The Company continues to derecognize both the liabilities and deferred costs when the related contracts are legally assigned subsequently. During the post divestiture period in 2012, the Company recorded $2.2 million in revenues and related costs in the Consolidated Statements of Operations and Comprehensive Loss relating to these unassigned contracts. During the years ended December 31, 2015, 2014 and 2013, the Company recorded $3.6 million, $4.3 million and $1.4 million, respectively, in revenues and related costs in the Consolidated Statements of Operations and Comprehensive Loss due to meeting the revenue recognition criteria. As of December 31, 2015, the Company had both liabilities and deferred costs of $11.6 million, respectively, related to those un-assigned contracts.

Moreover, on August 31, 2012, UTStarcom Hong Kong Holdings Ltd., a subsidiary prior to its disposal to the buyer as part of the sale of the IPTV business, issued a convertible bond (the “Convertible Bond”) to UTStarcom Hong Kong Ltd., a subsidiary of the Company, in the principal amount of $20.0 million, which said principal amount was paid by the Company in cash. According to the terms of the Convertible Bond, the Convertible Bond bears interest at 6.5% per annum and will be mature on August 31, 2017 (the Maturity Date). On or prior to the Maturity Date, upon UTStarcom Hong Kong Holdings Ltd achieving breakeven on its statement of operations (the “P&L run-rate breakeven”), $5.0 million of principal of the Convertible Bond was to be converted into 8% of the outstanding shares of UTStarcom Hong Kong Holding Ltd. At the Maturity Date, the Company has the option to convert the outstanding principal amount of the Convertible Bond and all accrued and unpaid interest into fully paid and nonassessable ordinary shares of UTStarcom Hong Kong Holding Ltd. equal to 25% (if 8% of shares specified above have been issued) or 33% of the outstanding shares of UTStarcom Hong Kong Holding Ltd or to receive repayment in cash. During the years ended December 31, 2015, 2014 and 2013, the IPTV business accounted for $3.6million, $4.3 million, and $1.4 million, respectively of the Company’s revenues. The Company determined that the divestiture of IPTV business did not meet the criteria for presentation as a discontinued operation due to the significant continuing involvement of the Company in the IPTV operations. The Convertible Bond has been classified as available-for-sale securities subject to fair value accounting. See Note 6—Cash, Cash Equivalents and Investments. On April 7, 2015, the Company entered an agreement with UTStarcom Hong Kong Holdings Ltd., which is an unaffiliated entity of the Company, for the early repayment and conversion of the $20.0 million Convertible Bond. The agreement was effective on April 7, 2015. Pursuant to the agreement, UTStarcom Hong Kong Holdings Ltd. paid $10.0 million in cash to the Company as partial payment of the principal of the Convertible Bond. The remaining principal and the interest of the Convertible Bond were converted to 14% equity interest of UTStarcom Hong Kong Holdings Ltd.

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

NOTE 4—COMPREHENSIVE LOSS

Total comprehensive loss for the years ended December 31, 2015, 2014 and 2013 consisted of the following:

	Years ended December 31,
	2015	2014	2013
	(in thousands)
Net loss	$(20,657)	$(30,264)	$(22,730)
Other comprehensive loss
Unrealized gain/(loss) from available-for-sale investments	(673)	673	—
Net change in cumulative translation adjustment	(1,611)	(2,781)	(13,759)
Total comprehensive loss	(22,941)	(32,372)	(36,489)
Comprehensive loss attributable to non-controlling interests(1)	—	—	9
Comprehensive loss attributable to UTStarcom Holdings Corp	$(22,941)	$(32,372)	$(36,480)

(1)	Comprehensive loss attributable to non-controlling interests consisted solely of net loss.

The changes in non-controlling interests during the years ended December 31, 2015, 2014 and 2013 were as follows:

	Years ended December 31,
	2015	2014	2013
	(in thousands)
Balance at beginning of period	$—	$—	$814
Comprehensive loss attributable to non-controlling interests	—	—	(9)
Non-controlling interests reduction from deconsolidation	—	—	(805)
Balance at end of period	$—	$—	$—

NOTE 5—BALANCE SHEET DETAILS

The following tables provide details of selected balance sheet items:

	December 31, 2015	December 31, 2014
	(in thousands)
Inventories:
Raw materials	$6,886	$4,127
Work in process	1,813	3,952
Finished goods(1)	8,771	12,580
Total Inventory	$17,470	$20,659

(1)	Includes finished goods at customer sites of approximately $8.3 million and $11.6 million at December 31, 2015 and 2014, respectively, for which the customer has taken possession, but based on specific contractual terms, title has not yet passed to the customer and for which revenue has not yet been recognized.

	December 31, 2015	December 31, 2014
	(in thousands)
Prepaids and other current assets
Prepaid tax	$3,935	$4,323
Advance to suppliers	1,259	1,944
Deferred taxes—current	1,305	3,668
Other receivable(1)	1,833	4,413
Prepaid others	3,056	4,989
Total Prepaids and other current assets	$11,388	$19,337

(1)	The other receivable balance includes loans of approximately $nil and $2.0 million as of December 31, 2015 and December 31, 2014, respectively, made to ESA Cultural Investment (Hong Kong) limited (“borrower” or ESA), a movie investment company with its operations located in Beijing. The Company signed the loan agreement for a total amount of $5.6 million in the fourth quarter of 2012, and $4.0 million was drawdown in the fourth quarter of 2012 with the remaining in the first quarter of 2013. The loan bears interest at 20% per annum and originally matured on December 31, 2013, with a subsequently extended maturity date on 50% of the loan, or $2.8 million, to June 30, 2014, and the other half extended to December 31, 2014. In the fourth quarter of 2014, the Company received $0.8 million against the principal of the outstanding loan amount. The Company performed an assessment on the need for a valuation reserve due to collectability risk and $2.8 million was reserved as of December 31, 2014 as the collection term was due. In the third quarter of 2015, the Company received $6.0 million including $1.1 interest income. Accordingly, a $2.8 million reserve was reversed and recorded in Other income (expense), net. Therefore, all the principal of the outstanding loan was collected and the contract was closed.

The other receivable balance includes loans to UiTV of approximately $2.25 million and $1.08 million as of December 31, 2015 and December 31, 2014, respectively. The Company paid $1.08 million in July and August of 2014, paid $1.17 million in January and February of 2015. UiTV used this amount to purchase Set Top Boxes for the Internet television service in Thailand. Pursuant to the contract, UiTV repays in installments, starting from January of 2015 to July of 2018.The Company performed an assessment on the need for a valuation reserve due to collectability risk and $2.3 million was reserved as of December 31, 2015.

	December 31, 2015	December 31, 2014
	(in thousands)
Property, plant and equipment, net:
Leasehold improvements	$4,902	$5,290
Automobiles	1,748	2,077
Software	5,151	6,505
Computer, Equipment and Furniture	42,786	45,981
Other	46	19
Total	54,633	59,872
Less: accumulated depreciation	(53,123)	(56,835)
Total Property, plant and equipment, net	$1,510	$3,037

During the years ended December 31, 2015, 2014 and 2013, the Company wrote off $2.8 million with accumulated depreciation of $2.8 million, $7.3 million with accumulated depreciation of $7.3 million, and $41.7 million with accumulated depreciation of $41.7 million of fully depreciated property, plant and equipment, respectively. In 2015, there was $0.1 million of accelerated depreciation of leasehold improvements related to the early termination of a lease of the Hangzhou facility. In 2014, there was $0.2 million of accelerated depreciation of leasehold improvements related to the early termination of a lease of the Hangzhou facility. During 2013, there was $1.7 million of accelerated depreciation related to the early termination of a lease on the Hangzhou facility and $0.3 million accelerated depreciation as a result of combining back office functions in Beijing to the Company’s facilities in Hangzhou as part of a cost reduction initiative in 2013.

	December 31, 2015	December 31, 2014
	(in thousands)
Other current liabilities:
Accrued contract costs	$798	$3,638
Accrued payroll and compensation	5,352	4,705
Warranty costs	178	217
Accrued professional fees	438	816
Accrued other taxes	2,957	2,495
Other	4,040	3,592
Total other current liabilities	$13,763	$15,463

	December 31, 2015	December 31, 2014
	(in thousands)
Other long-term liabilities
Non current income tax payable	$6,432	$14,048
Non current deferred tax liability	—	46
Non current deferred rent	—	169
Other	1,827	1,753
Total other long-term liabilities	$8,259	$16,016

NOTE 6—CASH, CASH EQUIVALENTS AND SHORT AND LONG TERM INVESTMENTS

Cash and cash equivalents, consisting primarily of bank deposits and money market funds, are recorded at cost which approximates fair value because of the short-term nature of these instruments. There was no available-for-sale securities included in cash and cash equivalents on December 31, 2015 or December 31, 2014.

Short-term investments consist of available-for-sale securities and bank notes. There were $nil available-for-sale securities on December 31, 2015, and $2.3 million available-for-sale securities on December 31, 2014. The Company recognizes an impairment charge when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. In making this determination, the Company reviews several factors to determine whether the losses are other-than-temporary, including but not limited to: (i) the length of time the investment was in an unrealized loss position, (ii) the extent to which fair value was less than cost, (iii) the financial condition and near term prospects of the issuer, and (iv) the Company’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value.

As at December 31, 2015 and 2014, the Company had investments in convertible bonds and redeemable convertible preferred stock which were classified as available-for-sale securities and are subject to fair value accounting. Investments in debt securities classified as available for sale will be measured subsequently at fair value on the balance sheets. An impairment charge will be recognized by the Company when a decline in the fair value below the cost basis is judged to be other-than-temporary.

The following table shows the break-down of the Company’s total long- term investments as of December 31, 2015 and December 31, 2014:

	Accounting Method	December 31, 2015	December 31, 2014
		(in thousands)
Cortina	Cost Method	$—	$—
GCT Semiconductor, Inc.	Cost Method	811	811
Xalted Networks	Cost Method	—	—
UTStarcom Hong Kong Holdings Ltd	Cost Method	10,000	—
SBI	Cost Method	1,283	1,560
Investment using Cost Method Total		12,094	2,371
ACELAND	Equity Method	1,109	2,109
UiTV	Equity Method	—	—
Shareholder Loan to ACELAND	Equity Method	7,119	7,119
Investment using Equity Method Total		8,228	9,228
UiTV	Available for sale	—	20,000
AioTV	Available for sale	5,700	8,000
UTStarcom Hong Kong Holdings Ltd	Available for sale	—	20,200
Investments Classified as available-for-sale Total		5,700	48,200
Total Investment		$26,022	$59,799

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

On October 30, 2014, Cortina was acquired by Inphi Corporation, or Inphi, a public company listed on the New York Stock Exchange. Upon the Merger agreement between Inphi and Cortina, considering the total consideration amount of this acquisition and the Company’s interest holding as of September 30, 2014, the Company recorded $1.5 million realized investment disposal loss in the third quarter of 2014. In exchange for the 1% interest in Cortina, the Company received 124,395 shares of Inphi on November 14, 2014. Management assessed the shares and classified them as available-for-sale securities and subject to fair value accounting. As of December 31, 2014, the fair value of the shares is $2.3 million, which results in an unrealized gain of $0.5 million in Other Comprehensive Income. As of December 31, 2014, this investment is included in “Short-term investment”. In the first quarter of 2015, the Company sold the 124,395 shares of Inphi stock for total cash consideration of $2.4 million, which resulted in a realized gain of $0.6 million in Other Income. In the second quarter of 2015, the Company also received $0.7 million in cash proceeds in connection with the sale of assets that had a $0 net carrying value, resulting in a realized gain in Other Income. In the fourth quarter of 2015, another $0.3 million was released from escrow deposited by Inphi during the transaction and the Company recorded as a realized gain in Other Income.

GCT Semiconductor

In October 2004, the Company invested $3.0 million in Series D preferred convertible stock of GCT Semiconductor, Inc., or GCT, which designs, develops and markets integrated circuit products for the wireless communications industry. This investment represents approximately 0.4% interest in GCT as of December 31, 2015, and is accounted for under the cost method. In the fourth quarter of 2012, the Company reassessed the fair value of its investment in GCT (level 2 within the fair value hierarchy) based on reviewing GCT’s operational performance, cash position, financing needs and the stock price of latest private equity financing obtained by GCT, and as a result recorded a $2.2 million impairment charge in impairment of long-lived assets and long term investments, net due to an other-than-temporary decline in the fair value of GCT. During 2015, the Company assessed the fair value of GCT, and concluded that there was no impairment relating to this investment.

Xalted Networks, or Xalted

In May 2005 and August 2005, the Company invested $2.0 million and $1.0 million, respectively, in Xalted. In March 2006, the Company invested an additional $0.3 million in Xalted. Xalted is a development stage company providing telecommunication operator customers with a comprehensive set of network systems, software solutions and service offerings. The Company had less than 10% ownership interest at December 31, 2015 and 2014, on a fully diluted basis, in Xalted and accounts for the investment using the cost method. During the third quarter of 2009, management re-evaluated the carrying value of this investment, and as a result, the Company determined that the decline in Xalted’s fair value was other-than-temporary and recorded a $1.7 million impairment charge in the third quarter of 2009. In the second quarter of 2011, Xalted completed a share exchange agreement with Kranem Corporation, or Kranem, a public company listed in Over the Counter Bulletin Board. This transaction was recorded as a reverse recapitalization. As a result of this transaction, Xalted became a holding company which did not have any operations other than owning 35% of the issued and outstanding shares of Kranem. In the fourth quarter of 2011 and the third quarter of 2012, the Company reassessed the fair value of its investment in Xalted (level 2 within the fair value hierarchy) based on the share price of Kranem, and as a result recorded a $0.5 million impairment charge in other income (expense) in 2011 and a $0.8 million impairment charge in impairment of long-lived assets and long term investments in 2012, due to an other-than-temporary decline in the fair value of Xalted. During 2013, the Company recorded $0.3 million in investment impairment charges based on the fair value assessment for Xalted (level 2 within the fair value hierarchy) based on the share price of Kranem. During 2014, Kranem filed for Chapter 11 protection with the U.S. Bankruptcy Court. Because of this, the Company recorded $0.02 million in investment impairment charges. As of December 31, 2014, the investment in Xalted has been fully impaired.

SBI NEO Technology A Investment LPS, or SBI

In 2008, the Company invested $0.5 million into SBI in exchange for approximately 2% of the Partnership interest. The Partnership’s investment objective is to invest in unlisted or listed companies in Japan and overseas that are engaged in high growth businesses, including businesses focused on information technology and the environment. In the fourth quarter of 2012, the first quarters of 2011 and 2010, the Company contributed an additional $0.6 million, $0.7 million and $0.7 million into SBI, respectively, and maintained a partnership interest of approximately 2% as of December 31, 2015 and 2014. The Company has concluded that it does not have a controlling interest in SBI as it does not have the power to direct the activities of SBI that most significantly impact the entity’s economic performance nor does it have significant influence over SBI. Affiliates of a related party have a controlling interest in SBI. See “Note 16—Related Party Transactions.” The Company accounts for the investment in SBI using the cost method. In the fourth quarter of 2014, the Company received $0.1 million from SBI which was recorded as a reduction to offset the SBI investment as of December 31, 2014.In the second and fourth quarter of 2015, the Company received $0.26 million was recorded as a reduction to offset the SBI Investment as of December 31, 2015. During 2015, the Company assessed the fair value of SBI, and concluded that there was no impairment relating to this investment.

ACELAND Investment Limited

In December 2010, the Company invested $2.1 million into ACELAND. ACELAND is a joint venture entity with ZTE H.K. Limited. The entity’s investment objective is to participate in the investment in Wireless City Planning operated by Softbank to develop XGP business. Pursuant to the investment agreement, in the second quarter of 2011, the Company extended a shareholder loan to ACELAND in the amount of $7.1 million which could be used by ACELAND to subscribe for Class B Wireless City Planning shares with a maturity date of Dec 31, 2015. The shareholder loan was made by all shareholders of ACELAND in proportion to their equity interests in ACELAND. Based on the terms of the loan which make repayment contingent on certain events, the Company accounted for it as an equity investment.

The Company owned an approximately 35% interest in ACELAND as at December 31, 2015 and accounts for the investment in ACELAND using the equity method. ACELAND is a holding company and its sole investment is the 5.82 % interest of Wireless City Planning (“WCP”).On March 24, 2016, WCP made the repayment to ACELAND for the matured investment and shareholder loan in the amount of $23.5 million. The allocation for the Company is estimated to be $8.2 million. As a result, the Company recorded a $1.0 million impairment charge to the ACELAND investment in the year ended December 31, 2015.

AioTV Inc.

In November 2012, the Company invested $8 million in Series B Preferred Stocks of AioTV Inc, or AioTV, at $0.320937 per share. AioTV stands for “all-in-one TV” and is an international cloud-based video aggregation and distribution platform. The investment objective is to give the Company access to technology that will support its rollout of subscription-based, value- added media services. The Company owned a 44% equity interest in AioTV as of December 31, 2015. The preferred stock has been classified as available- for-sale securities as it is not considered to be in-substance common stock due to their redemption feature and is thus subject to fair value accounting. AioTV currently cooperates with consumer electronics makers, cable and telecommunications service providers in North America, South America and Europe. To estimate its fair value, the Company used the option-pricing method and Ross and Rubinstein Binomial Model (“Binomial-Model”), which is based on the fair value of invested capital evaluated by an income approach. The significant inputs for the valuation model included the following:

	Year Ended	Year Ended
	December 31	December 31
	2015	2014
Total fair value of invested Capital as at valuation date (in thousands)	5,200	11,954
Risk free rate of interest	1.6%	1.7%
Dividend yield	0%	0%
Expiration date	2017/11/14	2017/11/14
Volatility	50.8%	55.5%

The fair value of the invested capital has been determined using income approach including a discounted cash flow model and unobservable inputs including assumptions of projected revenue, expenses, capital spending, other costs and a discount rate of 35% and 32% by using the weighted average cost of capital method in 2015 and 2014, respectively.

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

Based on the above assessment of the preferred stock, the Company concluded the fair value is less than the book value of the preferred stock as of December 31, 2015, which will not recover in foreseeable future, thus in the year ended December 31, 2015, the Company recorded $2.8 million in impairment charges in investment impairments.

On December 7, 2015, the Company invested $0.5 million convertible bond to AioTV. According to the agreement of the convertible bond, the convertible bond bears interest at 10.0% per annum and matures on May 7, 2016. The convertible bond is classified as available-for-sale securities subject to fair value accounting. As of December 31, 2015, it was deemed no material changes of the fair value of the convertible bond considering the relatively short period since the investment made in December 7, 2015.

UTStarcom Hong Kong Holdings Ltd.,

UTStarcom Hong Kong Holdings Ltd., previously a subsidiary prior to its disposal to the buyer as part of the sale of the IPTV business, is an entity owned by the former CEO of the Company, and is not a subsidiary of the Company. On August 31, 2012, the Company completed a sale of its IPTV business to UTStarcom Hong Kong Holdings Ltd. and paid approximately $30.0 million. In connection with this transaction, the Company recorded a net loss of $17.5 million during 2012 as a result of this sale transaction. On the same day, UTStarcom Hong Kong Holdings Ltd., issued a convertible bond (the “Convertible Bond”) to UTStarcom Hong Kong Ltd., a subsidiary of the Company, in the principal amount of $20.0 million. According to the terms of the Convertible Bond, the Convertible Bond bears interest at 6.5% per annum and will mature on August 30, 2017 (the Maturity Date). On or prior to the Maturity Date, if UTStarcom Hong Kong Holdings Ltd. achieves operating income break-even, $5.0 million of principal of the Convertible Bond will be converted automatically into 8% of the outstanding shares of UTStarcom Hong Kong Holdings Ltd. At the Maturity Date, the Company may convert the outstanding principal amount of the Convertible Bond and all accrued and unpaid interest into fully paid and nonassessable ordinary shares of UTStarcom Hong Kong Holdings Ltd. equal to 25% (if 8% of shares specified above are issued) or 33% of the outstanding shares of UTStarcom Hong Kong Holdings Ltd. or may elect repayment in cash. The Convertible Bond was classified as available-for-sale securities subject to fair value accounting. On April 7, 2015, the Company entered an agreement with UTStarcom Hong Kong Holdings Ltd., for the conversion of the $20.0 million convertible bond. Pursuant to the agreement, UTStarcom Hong Kong Holdings Ltd. paid $10.0 million in cash to the Company as partial payment of the principal of the $20.0 million convertible bond.  The remaining part of the principal and the interest of the convertible bond were converted to 14% of equity interest of UTStarcom Hong Kong Holdings Ltd. The Company began accounted for this private equity investment on the cost method. During the year of 2015, the Company assessed the fair value of UTStarcom Hong Kong Holdings Ltd., and concluded that there was no impairment relating to this investment.

UiTV Media Inc. or UiTV

On October 16, 2010, the Company invested in UiTV Media Inc. or UiTV (previously known as “iTV Media Inc. or iTV, which changed its name in the fourth quarter of 2014), by entering an Ordinary Shares Purchase Agreement with UiTV and Smart Frontier, the sole shareholder of UiTV, to purchase 5,100,000 ordinary shares at a total price of $10.0 million, which consisted of 51% of UiTV’s total shares which were held by Smart Frontier. The purchase price was paid by the Company’s ordinary shares, which would be repurchased back in the future by the Company according to the Ordinary Shares Purchase Agreement. Concurrent with entering into the Ordinary Shares Purchase Agreement, the Company also entered into a Series A Preference Shares Purchase Agreement to purchase from UiTV 9,600,000 Series A Preference Shares for aggregate cash consideration of $20.0 million. The Purchase Shares and the Series A Preference Shares together constitute 75% of the total shares of UiTV which gave the Company control over UiTV. The Company recorded this transaction as an acquisition of a business. The transactions closed on November 8, 2010. The Company issued 4,473,272 (or 1,491,091 after reverse share split) ordinary shares to Smart Frontier with a fair value of $9.8 million based on the market price of the Company’s ordinary share as at November 8, 2010 for the purchase price of $10.0 million for the UiTV ordinary shares and made cash payments of $20.0 million to UiTV for the purchase of Series A Preference Shares.

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

In the second quarter of 2013, the Company further invested in an additional $15.0 million convertible bond issued by UiTV Media with a maturity date of May 31, 2014. In the fourth quarter of 2013, the Company further invested in an additional $12.1 million convertible bond issued by UiTV Media of which $5.0 million was invested through cash with a maturity date of August 31, 2014 and $7.1 million through the conversion of outstanding receivables with a maturity date of December 31, 2015. No significant gain or loss was generated from the conversion of receivables to convertible bonds because it was converted at the book value of the receivables. Through December 31, 2014, the Company has invested $20.0 million preference shares and $35.1 million convertible bonds in UiTV Media. If converted, these investments represent approximately 73% of the equity of UiTV Media. Nevertheless, the Company does not have control over UiTV Media because the founder and CEO of UiTV Media retains the right to elect three of the five board members of UiTV Media unless the voting interests controlled by him falls below 10% of the total voting interests of UiTV Media. As the UiTV Media board of directors has the power to elect or dismiss officers, approve the budget, make strategic decisions and evaluate possible merger and acquisition opportunities of that company, the founder and CEO of UiTV Media controls that company. UiTV Media is considered as a Variable Interest Entity because it is thinly capitalized. Management has concluded the founder and CEO of UiTV Media was the primary beneficiary of UiTV Media for the year ended December 31, 2015, because he has meets the power criterion and loss/benefits criterion in accordance to ASC 81010-25. For the above reasons, the Company did not consolidate UiTV Media as for the year ended December 31, 2015.

Once the Company’s preferred stock investment in UiTV has been reduced to zero as a result of the Company’s share of 49% UiTV losses, the remaining UiTV losses will be fully applied against the Company’s convertible bond investment balance until the carrying value of the convertible bond investment balance is reduced to zero. As a result, the Company recorded a total of $5.3 million in losses for the preferred stock investment in 2014, to reflect the Company’s share of 49% UiTV losses. As of December 31, 2014, the remaining balance in the preferred stock is reduced to zero. After picking up 100% UiTV losses of $14.0 million and $3.6 million in 2015 and 2014, respectively, and taking $6.0million, $2.4 million and $9.1 million of impairment charges in 2015, 2014 and 2013, respectively, the convertible bond investments balance at December 31, 2015 and 2014 was reduced to $nil and $20.0 million, respectively.

As of December 31, 2015, the Company assessed the fair value of UiTV by reviewing its cash position, recent financing activities, financing needs, earnings/revenue outlook and operational performance. Because the estimated business value of UiTV was lower than the redemption amount of the convertible bonds, all of the value of UiTV should first be distributed to the holder of the convertible bonds and no residual value would be left to the preferred and common shareholders. Therefore the fair value of convertible bonds was equal to the business enterprise value of UiTV and the fair value of the Series A Preferred Shares was nil.

Based on the above assessment of the convertible bond, the Company concluded the fair value is less than the book value of the convertible bonds as of December 31, 2015, which are not expected to recover in the foreseeable future, thus in the year ended December 31, 2015, the Company recorded $6.0 million in impairment charges for the convertible bond. Therefore, the book value for UiTV as of December 31, 2015 is zero. If the current controlling shareholder of UiTV is willing to amend certain provisions of the articles of incorporation that will allow the Company, based on its current shareholdings, to obtain control of UiTV, the Company, as its major investor, would provide an additional investment at fair market price to support the continuing operations of UiTV so as to enable it to meet its liabilities as they fall due and carry on its business.

UiTV has not repaid its convertible bond which has a carrying value of zero as of March 31, 2016. The Company is in the process of negotiating an extension of the convertible bond.

The Company presents the below summarized condensed financial information of our equity method investees, as our investments in those entities have exceeded the 10% thresholds laid out in Regulations SX 4-08(g) and 1-02(w).

	Condensed Year Ended December 31, 2015	Condensed Year Ended December 31, 2014	Condensed Year Ended December 31, 2013
	(In thousands)	(In thousands)	(In thousands)
Operating data:
Revenue	$8,693	$7,460	$1,984
Gross profit	$1,200	$(116)	$(3,164)
Loss from operations	$(7,881)	$(12,087)	$(16,354)
Net loss	$(12,374)	$(15,469)	$(18,170)
Net loss attributable to UTStarcom Holdings Corp.	$(10,949)	$(13,744)	$(15,942)

	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
	(In thousands)	(In thousands)	(In thousands)
Balance sheet data:
Current assets	$3,317	$6,582	$8,712
Long-term assets	$5,046	$10,062	$37,538
Current liabilities	$(9,526)	$(48,759)	$(1,384)
Long-term liabilities	$(43,396)	$(1,240)	$(56,047)
Non-controlling interests	$5,474	$4,570	$2,822

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

The Company’s financial instruments consist principally of cash and cash equivalents, short-term investments, restricted cash, accounts receivable, long-term investments, accounts payable and certain accrued expenses. Short-term investments consist of bank notes and available-for-sale securities with original maturities longer than three months and less than one year. As of December 31, 2015 and 2014, the respective carrying values of financial instruments except for long-term investments approximated their fair values based on their short-term maturities. As of December 31, 2015, the combined fair value of the entity’s long term investments in available-for-sale Level 3 convertible bond and redeemable securities was $5.7million.

The following is a summary of available-for-sale investments as of December 31, 2015:

	Cost	Cash Collection	Impairment charges and equity losses	Transfer-out from available-for-sale investments	Realized gain	Estimated fair value
	(in thousands)
Security of a public company	$2,299	$(2,299)	$—	$—	$—	$—
Convertible bonds of privately-held company	40,700	(10,000)	(20,000)	(10,000)	(200)	500
Preferred convertible shares of privately-held company	8,000	—	(2,800)	—	—	5,200
Total available-for-sale investments	$50,999	$(12,299)	$(22,800)	$(10,000)	$(200)	$5,700

 The following is a summary of available-for-sale investments as of December 31, 2014:

	Cost	Impairment charges and equity losses	Unrealized gain	Estimated fair value
		(in thousands)
Securities of a public company	$1,826	$—	$473	$2,299
Convertible bonds of privately-held company	45,971	5,971	200	40,200
Preferred convertible shares of privately-held company	8,000	—	—	8,000
Total available-for-sale investments	$55,797	$5,971	$673	$50,499

Financial assets measured and recognized at fair value on a recurring basis and classified under the appropriate level of the fair value hierarchy as described above were as follows:

	Level 1	Level 2	Level 3	Total
	(in thousands)
As of December 31, 2015
Short-term investments	$—	$—	$—	$—
Long-term investments	—	—	5,700	5,700
As of December 31, 2014
Short-term investments	2,299	—	—	2,299
Long-term investments	$—	$—	$48,200	$48,200

The following is the changes in financial assets using unobservable inputs (Level 3) for the years ended December 31, 2015, 2014 and 2013.

Amount In thousands
As of December 31, 2013	$53,971
Less: Share of loss from Associates	(3,570)
Less: Impairment Charges	(2,401)
Add: Unrealized gain	200
As of December 31, 2014	$48,200
Less: Share of loss from Associates	(13,954)
Less: Impairment Charges	(8,846)
Less: Cash Collection	(10,000)
Less: Transfer-out from available-for-sale investments	(10,000)
Add: New invest in convertible bond	500
Add: Unrealized gain	(200)
As of December 31, 2015	$5,700

 As of December 31, 2015 and 2014, the Company’s financial assets measured on a non-recurring basis included $20.3 million and $11.6 million of equity investments in privately-held companies, respectively.

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

(In thousands)
Balance at December 31, 2012	$1,329
Accruals for warranties issued during the period (benefit from expirations), net	(473)
Settlements made during the period	(239)
Balance at December 31, 2013	$617
Accruals for warranties issued during the period (benefit from expirations), net	(250)
Settlements made during the period	(150)
Balance at December 31, 2014	$217
Accruals for warranties issued during the period (benefit from expirations), net	(19)
Settlements made during the period	(21)
Balance at December 31, 2015	$177

Certain of the Company’s sales contracts include provisions under which customers are to be indemnified by the Company in the event of, among other things, a third-party claim against the customer for intellectual property rights infringement related to the Company’s products. There are no limitations on the maximum potential future payments under these guarantees. Historically, the Company has not incurred material costs as a result of obligations under these agreements. It is not possible to determine the aggregate maximum potential loss under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement.

NOTE 8—COMMITMENTS AND CONTINGENCIES

Leases

The Company has entered into non-cancelable operating, office space, manufacturing facilities leases. Future minimum lease payments under all non-cancelable operating leases with an initial term in excess of one year as of December 31, 2015 are as follows:

Amount
(in thousands)
2016	$1,663
2017	303
2018	—
2019	—
2020	—
Thereafter	—
Total	$1,966

Rent expense for the years ended December 31, 2015, 2014 and 2013 was $1.6 million, $1.8 million, and $2.4 million, respectively.

India Department of Telecommunication Security and Supply Chain Standards

 India’s Department of Telecommunications (“DOT”) requires equipment manufacturers to meet certain security and supply chain standards to the satisfaction of Indian authorities. The Company entered into these separate general security agreements with several customers in India which establish detailed security and supply chain standards covering products supplied to these telecommunication customers as required by the Indian authorities. These agreements contain significant penalty clauses in the event a security breach is detected related to product supplied by the Company. In May 2011, India's DOT provided a revised template for these agreements, but the Company has not executed the revised agreement with our customers. Prior to 2015, management was unable to estimate the likelihood of non-compliance or the financial impact of any such potential security breach on the Company's financial position, results of operations, or cash flows. As of December 31, 2014, the Company had not been charged with to any penalty liability related to these agreements. In 2014 and 2013, there was no revenue recognized in relation to contracts signed after the effective date of the agreements, as management did not believe it had met the criteria to recognize revenue because the Company did not have enough evidence to prove the security requirements as designated in the agreements were met and was unable to estimate the likelihood of non-compliance or the financial impact of any such potential security breach on the Company's financial position, results of operations, or cash flows. As of December 31, 2014, deferred revenue and deferred costs related to contracts covered by these security agreements were $11.7 million and $5.7 million, respectively. As of December 31, 2013, deferred revenue and deferred costs related to contracts covered by these security agreements were $10.2 million and $5.3 million, respectively.

In 2015, the Company reassessed the revenue recognition on these agreements and concluded the likelihood of DOT non-compliance is low. This assessment is based on several factors, including 1) decreasing activities under these customer contracts; 2) no reports or findings of any spyware or malware in the equipment supplied by the Company in the past 5 year period, which is approximately the estimated useful life of such kind of equipment; and 3) quality assurance reports about the reliability of our equipment. Hence, the Company considered it appropriate to recognize revenue. In 2015, the Company recognized $11.8 million revenues with $5.4 million cost of goods which including equipment revenue $5.6 million with $5.4 million cost of goods and equipment based service revenue $6.2 million with $0.01 million cost of goods. As of December 31, 2015, deferred revenue and deferred costs related to contracts with these customers covered by these security agreements were nil and nil, respectively.

Contractual obligations and commercial commitments

 Letters of credit:

The Company issues bid bond, commercial letters of credit or standby letters of credit primarily to support international sales activities outside of China and in support of purchase commitments. When the Company submits a bid for a sale, often the potential customer will require that the Company issue a bid bond or a standby letter of credit to demonstrate its commitment through the bid process. In addition, the Company may be required to issue standby letters of credit as guarantees for advance customer payments upon contract signing or performance guarantees. The standby letters of credit usually expire without being drawn by the beneficiary thereof. Finally, the Company may issue commercial letters of credit in support of purchase commitments. As of December 31, 2015, the Company’s outstanding letters of credit approximated $16.0 million. These balances are included in the balance of Short-term and Long-term restricted cash.

Purchase commitments

The Company is obligated to purchase raw materials and work-in-process inventory under various orders from various suppliers, all of which should be fulfilled without adverse consequences material to the Company’s operations or financial condition. At December 31, 2015, the Company had outstanding purchase commitments, including agreements that are non-cancelable and cancelable without penalty, approximating $32.5 million.

Intellectual property:

Certain sales contracts include provisions under which customers are to indemnified by the Company in the event of, among other things, a third party claim against the customer for intellectual property rights infringement related to the Company’s products. There are no limitations on the maximum potential future payments under these guarantees. The Company has not accrued any amounts in relation to these provisions as no such claims have been made and the Company believes it has valid enforceable rights to the intellectual property embedded in its products.

Uncertain Tax Positions

As of December 31, 2015, the Company had $22.7 million of gross unrecognized tax benefits, of which $6.0 million related to tax benefits that, if recognized, would impact the annual effective tax rate. The remaining $16.7 million gross unrecognized tax benefits, if recognized, would impact certain deferred tax assets.

Litigation

Governmental Investigations

In December 2005, the U.S. Embassy in Mongolia informed the Company that it had forwarded to the U.S. Department of Justice (the “DOJ”), allegations that an agent of the Company’s Mongolia joint venture had offered payments to a Mongolian government official in possible violation of the FCPA. The Company, through its Audit Committee, authorized an independent investigation into possible violations of the FCPA, and it has been in contact with the DOJ and the SEC regarding the investigation. The investigation identified possible FCPA violations in Mongolia, Southeast Asia, India, and China, as well as possible violations of U.S. immigration laws. The DOJ requested that the Company voluntarily produce documents related to the investigation, the SEC subpoenaed the Company for documents, and the Company received a Grand Jury Subpoena requiring the production of documents related to one aspect of the DOJ investigation, that is, travel the Company had sponsored. The Company has resolved the investigations with the DOJ and the SEC. On December 31, 2009, as part of the resolution of these investigations, the Company executed a consent pursuant to which, without admitting or denying the SEC’s allegations, it agreed to a judgment in favor of the SEC of $1.5 million, and agreed to certain reporting obligations for up to four years. The SEC approved that resolution. On April 14, 2010, the United States District Court for the Northern District of California entered a judgment incorporating the terms of that consent. On December 31, 2009, the Company entered into a non-prosecution agreement with the DOJ, pursuant to which the Company has paid an additional $1.5 million and agreed to undertake a three-year reporting obligation and to review and, where appropriate, strengthen the Company’s compliance, bookkeeping and internal controls standards and procedures. Under the non-prosecution agreement, subject to compliance with its terms, the DOJ has agreed not to criminally prosecute the Company for crimes (other than criminal tax violations) relating to certain travel arrangements it provided to customers in China. We submitted our first reports to the DOJ and SEC on May 1, 2010, our second reports to the DOJ and SEC on April 29, 2011 and our third reports to the DOJ and SEC on April 26, 2012. Our last reports submitted to the DOJ and the SEC were on May 1, 2013 and April 30, 2013, respectively.

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

On November 12, 2014, the Company’s Board of Directors approved a share repurchase program of up to $40.0 million of its ordinary shares outstanding over the 24 months through 2016. For the year ended December 31, 2015 and 2014, the Company repurchased 1,563,302 and 166,421 shares at the cost of $3.7 and $0.4 million, respectively, and all of the repurchased shares under the repurchase program are classified as treasury shares of the Company until they are retired.

NOTE 10—COMMON STOCK AND STOCK INCENTIVE PLANS

Stock Incentive Plans

As of December 31, 2015, the Company has the stock incentive plans described below. Substantially all outstanding awards are subject to potential accelerated vesting in the event of a change in control of the Company. The Company repurchases and cancels its ordinary shares forfeited with respect to the tax liability associated with certain vesting of restricted stock and restricted stock unit grants under these plans.

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

The maximum aggregate number of shares that may be awarded and sold under the 2006 Plan is 1,500,000 shares plus (i) any shares that have been reserved but remain unissued under the Prior Plans as of July 21, 2006, and (ii) any shares subject to stock options or similar awards granted under the Prior Plans that expire or become exercisable without having been exercised in full and shares issued pursuant to awards granted under the Prior Plans that are forfeited to or repurchased by the Company. As of December 31, 2015, the number of shares transferred from the Prior Plans to the 2006 plan totaled 8,474,347. As of December 31, 2015, 1,294,553 options and restricted stock awards and units were outstanding under the 2006 Plan.

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

Stock Award and Stock Option Activity

During fiscal 2015, the Company granted equity awards primarily consisting of restricted stock, restricted stock units,stock options and performance shares. Such awards generally vest over a period of one to four years from the vesting start date. Restricted stock has the voting rights of ordinary shares and the shares underlying restricted stock are issued and outstanding. As of December 31, 2015, 2014 and 2013, the number of ordinary shares available for issuance pursuant to future grants under the 2006 plan, including remaining unissued shares under Prior Plans that have been transferred into the 2006 plan were 1,022,114, 879,021, and 1,355,278, respectively. The following table summarizes the Company’s stock option activities:

	Number of shares outstanding	Weighted average exercise price
	(in thousands)

Options Outstanding, January 1, 2013	930	$20.04
Options Granted	—	—
Options Exercised	—	—
Options Forfeited or Expired	(354)	18.05
Options Outstanding, December 31, 2013	576	$21.25
Options Granted	127	2.83
Options Exercised	—	—
Options Forfeited or Expired	(145)	62.79
Options Outstanding, December 31, 2014	558	$6.33
Options Granted	—	—
Options Exercised	(12)	3.48
Options Forfeited or Expired	(131)	7.30
Options Outstanding, December 31, 2015	415	$6.11

Under the Plans, the Company granted restricted stock awards. Restricted stock awards are unvested stock awards that may include grants of restricted stock or grants of restricted stock units. Such awards generally vest over a period of one to four years from the date of grant. Restricted stock has the voting rights of ordinary share and the shares underlying restricted stock are considered to be currently issued and outstanding. Restricted stock units do not have the voting rights of ordinary shares, and the shares underlying the restricted stock units are not considered issued and outstanding. The expense for such awards is based on the fair market value of the shares at the date of grant and is recognized on a straight- line basis over the requisite service period. The grant of restricted stock awards is deducted from the shares available on a one to one basis for grant under the Company’s stock plan. Unvested restricted awards as of December 31, 2015 and changes during the year ended December 31, 2015, 2014 and 2013 are summarized below:

	Shares	Weighted average grant date fair value
	(in thousands)
Total nonvested at January 1, 2013	1,702	$3.43
Reverse split adjustment	25	$—
Granted	679	$2.76
Vested	(520)	$3.72
Forfeited	(173)	$3.82
Total nonvested at December 31, 2013	1,713	$3.08
Granted	808	$2.76
Vested	(603)	$3.15
Forfeited	(437)	$3.02
Total nonvested at December 31, 2014	1,481	$2.90
Granted	422	$2.47
Vested	(427)	$3.07
Forfeited	(420)	$2.76
Total nonvested at December 31, 2015	1,056	$2.72

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

During the year ended December 31, 2015, 0.4 million shares of restricted stock awards vested. The total fair value of restricted stock awards vested, as measured on the date of vesting, during the year ended December 31, 2015 was $1.3 million.The Company also granted 0.4 million restricted stock awards.

The following table summarizes significant ranges of outstanding and exercisable stock options as of December 31, 2015:

Range of Exercise Price		Numbers Outstanding as of Dec. 31, 2015	Weighted Average Remaining Contractual Term	Weighted Average Exercise Price	Numbers Exercisable as of Dec. 31, 2015	Weighted Average Exercise Price
$2.70	$2.70	26,666	8.91	$2.70	6,667	$2.70
$2.87	$2.87	100,000	8.64	$2.87	25,000	$2.87
$2.97	$2.97	26,666	3.83	$2.97	19,999	$2.97
$3.21	$3.21	166,666	1.03	$3.21	124,999	$3.21
$4.17	$4.17	2,721	2.67	$4.17	2,721	$4.17
$6.51	$6.51	15,361	1.75	$6.51	15,361	$6.51
$18.75	$18.75	76,620	0.16	$18.75	76,620	$18.75
$23.31	$23.31	666	0.03	$23.31	666	$23.31
Total		415,366	3.42	$6.11	272,033	$7.77

	Number of shares	Weighted average exercise price

Options exercisable at December 31, 2015	272,033	$7.77
Options vested and expected to vest at December 31, 2015	380,531	$6.40

The intrinsic value represents the total pre-tax intrinsic value and is calculated as the difference between the market value as reported by NASDAQ on December 31, 2015 of $2.48 and the exercise price of the in-the-money shares. During the years ended December 31, 2015, 2014, and 2013, the total pre-tax intrinsic value of options exercised was negligible. The weighted average remaining contractual life of options exercisable was 1.94 years, and the weighted average remaining contractual life of options expected to vest was 3.07 years as of December 31, 2015.

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

At December 31, 2015, there was approximately $1.9 million of total unrecognized compensation cost, as measured, related to unvested stock options and restricted stock and restricted stock units, which is expected to be recognized over a weighted-average period of 1.91 years.

The following table summarizes the stock-based compensation expense recognized in the Company’s Consolidated Statement of Operations:

	Years ended December 31,
	2015	2014	2013
	(in thousands)
Cost of net sales	$40	$60	$7
Selling, general and administrative	1,391	2,185	1,597
Research and development	114	44	94
Total	$1,545	$2,289	$1,698

NOTE 11—INCOME TAXES

Cayman Islands

Under the current tax laws of Cayman Islands, the Company and its subsidiaries are not subject to tax on their income or capital gains. In addition, upon of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

United States and foreign income (loss) before income taxes and minority interest were as follows:

	Years Ended December 31,
	2015	2014	2013
	(in thousands)
United States	$19,717	$(14,809)	$(156,696)
Foreign	(44,536)	(13,837)	136,317
	$(24,819)	$(28,646)	$(20,379)

The components of the provision (benefit) for income taxes are as follows:

	Years Ended December 31,
	2015	2014	2013
	(in thousands)
Current
Federal	$—	$—	$1
Foreign	$(5,193)	$2,042	2,730
Total Current	$(5,193)	$2,042	$2,731
Deferred
Foreign	1,031	(424)	(380)
Total Deferred	1,031	(424)	(380)
Total	$(4,162)	$1,618	$2,351

As of December 31, 2015, the Company had gross unrecognized tax benefits of approximately $45.3 million and had certain deferred tax assets and the federal tax benefit of state income tax items totaling $16.6 million. Of the total $45.3 million gross unrecognized tax benefits, $6.0 million related to tax benefits that, if recognized, would impact the annual effective tax rate. The Company has reduced its unrecognized tax benefits by approximately $21.9 million during 2015 were primarily because any potential liability has been determined to be remotedue to statute of limitations expirations.

The Company’s policy is to recognize interest expense and penalties related to the above unrecognized tax benefits as a component of income tax expense. The Company had accrued interest and penalties of approximately $0.4 million as of December 31, 2015 and approximately $3.9 million as of December 31, 2014.

The Company is subject to taxation in the U.S. federal jurisdiction and various U.S. state and foreign jurisdictions. The Company is also under audit by the taxing authorities in China on a recurring basis. The material jurisdictions that the Company is subject to examination are in the United States and China. The Company’s tax years for 2005 through 2015 are still open for examination in China. The Company’s tax years for 2007 through 2015 are still open for examination in the United States.

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

A summary of the Company’s unrecognized tax benefits is as follows:

	Years Ended December 31,
	2015	2014	2013
	(in thousands)
Beginning balance-gross unrecognized tax benefits (UTB’s)	$45,382	$45,430	$54,012

Additions based on tax positions related to the current year	48	142	151

Reductions for tax positions related to prior years	(835)	(190)	(1,627)

Lapse of statute of limitations	(21,901)	—	(7,106)

Ending balance—gross unrecognized tax benefits (UTB’s)	22,694	45,382	45,430

UTB’s as a credit in deferred taxes	(14,604)	(33,021)	(33,187)

Federal benefit of state taxes	(2,063)	(2,176)	(2,244)

UTB’s that would impact the effective tax rate	$6,027	$10,185	$9,999

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

A summary of the components of net deferred tax assets is as follows:

	December 31, 2015	December 31, 2014
	(in thousands)
Deferred Tax Assets

Allowances and reserves	$(8,254)	$4,920

Net operating loss carryforward	214,664	230,597

Tax credit carryforwards	60,385	87,703

Capital loss carryforwards	3,742	3,997

Writedown/amortization of intangible assets and goodwill	8,051	12,997

Fixed assets	4,428	6,008

Demo equipment income	7,071	7,070

Other	38,878	22,683

Total Deferred Tax Assets	328,965	375,975

Deferred Tax Liabilities

Prepaid expense	126	(576)

Accrued warranties	1,230	(2,494)

Other	(278)	(281)

Total Deferred Tax Liabilities	1,078	(3,351)

Total Deferred Tax Assets (Liabilities)	330,043	372,624

Less: Valuation Allowance	(327,324)	(368,672)

Total Deferred Tax Assets (Liabilities)	$2,719	$3,952

The Company provides for deferred income taxes on the unremitted earnings of foreign subsidiaries unless such earnings are deemed to be permanently reinvested outside the United States. In 2015, the Company had no gross U.S. deferred income tax liability on foreign earnings.

As of December 31, 2015, the Company still has undistributed earnings of approximately $85.9 million from investments in foreign subsidiaries that are considered permanently reinvested. The determination of the amount of deferred taxes on these earnings is not practicable since the computation would depend on a number of factors that cannot be known until a decision to repatriate the earnings is made.

As of December 31, 2015, the Company’s U.S. federal net operating loss carryforwards were $488.1 million and expire in varying amounts between 2025 and 2034. As of December 31, 2015, state net operating loss carryforwards were $221.4 million and expire in varying amounts between 2016 and 2036. The Company has concluded that these federal and state net operating losses did not meet the more likely than not standard contained in FASB ASC 740-10 and has therefore placed a $182.1million valuation allowance against the related deferred tax assets. In the event the tax benefits related to the valuation allowance are realized, an immaterial amount would be credited to paid-in capital. As of December 31, 2015, the Company also had net operating loss carryforwards (“NOLs”) in China of approximately $68.7 million. The China net operating loss carryforwards will expire in varying amounts between 2016 and 2020. The Company has also concluded that these China net operating losses did not meet the more likely than not standard and has therefore placed a $10.3 million valuation allowance against the related deferred tax assets. As of December 31, 2015, the Company had NOLs in countries other than the U.S. and China. These NOLs are approximately $141.4 million. The majority of the NOLs do not expire and can be carried forward indefinitely. However, the Company concluded majority of these losses did not meet the more likely than not standard and has therefore placed a valuation allowance of $22.2 million against the related deferred tax assets.

As of December 31, 2015, the Company has U.S. alternative minimum tax credit carryforwards of $1.0 million which have an indefinite life. The Company also has U.S. research and development credit carryforwards of $11.4 million, $3.8 million of the credits have an indefinite life and $7.5 million of the credits expire in varying amounts between 2016 and 2030. The Company has U.S. foreign tax credits of $48.0 million which expire in varying amounts between 2016 and 2025. The Company has concluded that these U.S. tax credit carryforwards did not meet the more likely than not standard contained in FASB ASC 740-10 and has therefore placed a $60.3 million valuation allowance against the related deferred tax assets.

The difference between the Company’s effective income tax rate and the federal statutory rate is reconciled below:

	Years Ended December 31,
	2015	2014	2013
	(in thousands)

Federal tax (benefit) at statutory rate	$(8,680)	$(10,026)	$(7,133)

State tax (benefit)/expense, net of federal income tax benefit	—	628	(360)

Stock compensation expense	508	745	574

Effect of differences in foreign tax rates	(2,723)	7,772	(28,969)

FIN48 Tax reserve	(7,433)	618	(2,025)

Effect of tax rate changes on deferred taxes	—	—	2,407

Change in deferred tax valuation allowance	13,161	1,824	38,234

Tax credits	—	(535)	(552)

Other	1,005	592	175

Total Tax Expense (benefit)	$(4,162)	$1,618	$2,351

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

The CIT Law provides the reduced 15% enterprise income tax rate for qualified high and new technology enterprises. One of the Company’s China subsidiaries, HUTS, through which the majority of our business in China is conducted obtained the High and New Technology Enterprise Certificate, or High-tech Certificate, from the relevant approval authorities on September 19, 2008, and thereafter were approved to pay CIT at the reduced tax rate of 15%. The approval for the reduced 15% tax rate is valid for three years and applies retroactively from January 1, 2008, subject to possible re-assessment by the approval authorities. During the re-assessment, the tax authority may suspend the implementation of the reduced 15% rate. HUTS’s High-tech Certificate renewal was approved on September 29, 2014. HUT’s approval extends the reduced 15% tax rate terms for three years. However, since HUTS is currently in significant loss position, the change in tax rate will not have a material adverse impact on the business or liquidity until HUTS begin to generate profit and deplete all the net operating loss carry forwards.

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

In 2015, the change in deferred tax valuation allowance of $13 million is primarily attributable to the tax expense related to continuing to provide full valuation allowance on the Company’s deferred tax assets at December 31, 2015 in the United States and China. In 2014, the change in deferred tax valuation allowance of $1.8 million is primarily attributable to the tax expense related to continuing to provide full valuation allowance on the Company’s deferred tax assets at December 31, 2014 in the United States and China. In 2013, the change in deferred tax valuation allowance of $38.2 million is primarily attributable to the tax expense related to continuing to provide a full valuation allowance on the Company’s deferred tax assets at December 31, 2013 in the United States and China.

In 2015, there is no income tax benefit related to tax credits. In 2014, the income tax benefit $0.5 million related to tax credits is primarily attributable to an increase in the amount of foreign tax credits generated in the United States due to foreign taxes paid. In 2013, the income tax benefit of $0.6 million related to tax credits is primarily attributable to an increase in the amount of foreign tax credits generated in the United States due to foreign taxes paid.

NOTE 12—OTHER INCOME (EXPENSES), NET

Other income (expenses), net consists of the following:

	Years ended December 31,
	2015	2014	2013
	(in thousands)
Foreign exchange gains (losses)	$190	$(586)	$3,856
Gain(loss) from the currency translation adjustment(1)	—	(121)	7,088
Tax reversal for expiration of the statute of limitations(2)	—	992	1,240
ESA loan impairment (3)	2,788	(2,788)	—
ESA loan interest (3)	1,129	—	—
Realized investment gain(4)	1,529	—	—
UiTV loan impairment(5)	(2,250)	—	—
Other	103	254	(704)
Total	$3,489	$(2,249)	$11,480

(1)	During 2013, the Company recognized $7.1 million gain in the Consolidated Statements of Operations and Comprehensive Income (Loss) on the reversal of the cumulative translation adjustment previously recorded in accumulated other comprehensive income upon the liquidation of two previously inactive Chinese entities. The prior cumulative translation adjustment primarily resulted from the difference between local functional currency and the Company’s reporting currency.

(2)	Previously, when the Company divested its Korean subsidiary, the Company provided a tax reserve as it offered indemnification to the buyer for the uncertain tax position arising in the periods before the divestiture. In 2013, approximately $1.2 million of such tax reserve was released due to expiration of statute of limitations. In 2014, remaining amount of approximately $1.0 million of such tax reserve was released due to expiration of statute of limitations.

(3)	The Company signed the loan agreement to for a total amount of $5.6 million in the fourth quarter of 2012, $4.0 million was drawdown in the fourth quarter of 2012 and the remaining in the first quarter of 2013. The loan bears interest at 20% per annum and originally matured on December 31, 2013, with subsequently extended the maturity date on 50% of the loan, or $2.8 million, to June 30, 2014, and the other half extended to December 31, 2014. In the fourth quarter of 2014, the Company received $0.8 million. The Company has performed an assessment on the need for a valuation reserve and $2.8 million was charged as impairment in other expenses in 2014 as the collection term was due. In the third quarter of 2015, the Company received $6.0 million including $1.1 interest income. Accordingly, $2.8 million reserve was reversed and recorded in Other income (expense), net. Therefore, all the principal of the outstanding entrusted loan was collected and the contract was closed.

(4)	The Company received 124,395 shares of Inphi on November 14, 2014 to exchange for the 1% interest in Cortina. Management assessed the shares and classified them as available-for-sale securities and subject to fair value accounting. As of December 31, 2014, the fair value of the shares is $2.3 million, which results in an unrealized gain of $0.5 million in Other Comprehensive Income. In the first quarter of 2015, the Company sold the 124,395 shares of Inphi stock with a total cash consideration of $2.4 million, which resulted in a realized gain of $0.6million in Other Income. In the second quarter of 2015, the Company also received $0.7 million in cash proceeds in connection with the sale of assets that had a $0 net carrying value, resulting in a realized gain in Other Income. In the fourth quarter of 2015, another $0.3 million was released from escrow deposited by Inphi during the transaction and the Company recorded as a realized gain in Other Income.

(5)	The other receivable balance includes loans to UiTV of approximately $2.25 as of December 31, 2015. UiTV used this amount to purchase Set Top Boxes for the Internet television service in Thailand. Pursuant to the contract, UiTV repays in installments, starting from January of 2015 to July of 2018. The Company has performed an assessment on the need for a valuation reserve due to collectability risk and $2.3 million was reserved as of December 31, 2015.

NOTE 13—NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per share for the years ended December 31, 2015, 2014 and 2013:

	Years Ended December 31,
	2015	2014	2013
	(in thousands)
Numerator:
Net loss attributable to UTStarcom Holdings Corp.	$(20,657)	$(30,264)	$(22,721)
Denominator:
Weighted average shares outstanding—Basic	37,003	37,380	39,127
Potentially dilutive common stock equivalents—stock options and restricted stock	—	—	—
Weighted average shares outstanding—Diluted	37,003	37,380	39,127
Net loss per share attributable to UTStarcom Holdings Corp.—Basic	$(0.56)	$(0.81)	$(0.58)
Net loss per share attributable to UTStarcom Holdings Corp.—Diluted	$(0.56)	$(0.81)	$(0.58)

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

For the years ended December 31, 2015, 2014 and 2013, outstanding options to purchase ordinary shares and unvested or unreleased restricted stocks to purchase ordinary shares were excluded from the calculation of diluted earnings per share as their effect was anti-dilutive. Please refer to Note 2.

NOTE 14—SEGMENT REPORTING

The Company’s reporting segments are as follows:

●	Equipment—Focusing on the Company’s equipment sales including network infrastructure and application products. Network infrastructure products mainly include broadband products. Network application products mainly include Wireless infrastructure technologies.

●	Services—Providing services and support of the Company’s equipment products and also the new operational support segment. The equipment Based Services are services and support the Company provides to customers after their purchases of equipment, and operational Support Services provide new services consisting of integrated multi-screen viewing from a single managed platform, time and location shifting, and reliable HD streaming These revenues will be generated through advertising, subscription and software license fees.

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

Summarized below are the Company’s segment net sales, gross profit and segment margin for the years ended December 31, 2015, 2014 and 2013 based on the current reporting segment structure.

	Years ended December 31,
Net Sales by Segment	2015	% of net sales	2014	% of net sales	2013	% of net sales
	(in thousands, except percentages)
Equipment	$87,361	75%	$105,988	82%	$141,138	86%
Services—Equipment Based Services	29,742	25%	23,432	18%	23,301	14%
—Operational Support Services	—	0%	—	0%	—	0%
Total Sales	$117,103	100%	$129,420	100%	$164,439	100%

	Years ended December 31,
Gross profit/(loss) by Segment	2015	Gross profit %	2014	Gross profit %	2013	Gross profit %
	(in thousands, except percentages)
Equipment	$21,470	25%	$21,000	20%	$41,250	29%
Services—Equipment Based Services	6,398	22%	1,128	5%	(1,030)	(4)%
—Operational Support Services.	—	0%	—	0%	—	0%
Total Gross profit	$27,868	24%	$22,128	17%	$40,220	24%

	Years ended December 31,
Segment Margin and Operating Loss	2015	2014	2013
	(in thousands)
Equipment	$12,097	$6,583	$24,047
Services—Equipment Based Services	6,399	1,105	(1,037)
—Operational Support Services	—	(22)	(2,112)
Total segment margin	18,496	7,666	20,898
General and Corporate	(23,485)	(21,739)	(34,131)
Operating Loss	$(4,989)	$(14,073)	$(13,233)

General and corporate expenses include all un-allocated expenses such as sales and marketing, general and administration and common R&D expenses.

Sales are attributed to a geographical area based upon the location of the customer. Sales data by geographical area are as follows:

	Years Ended December 31,
	2015	% of net sales	2014	% of net sales	2013	% of net sales
	(in thousands, except percentages)
Net Sales by Region
China	$9,490	8%	$15,465	12%	$6,945	4%
Japan	57,483	49%	58,999	46%	93,203	57%
India	34,836	30%	37,424	29%	26,595	16%
Taiwan	7,904	7%	6,706	5%	13,332	8%
Other	7,390	6%	10,826	8%	24,364	15%
Total	$117,103	100%	$129,420	100%	$164,439	100%

Long-lived assets, consisting of property, plant and equipment, by geographical area are as follows:

	December 31,
	2015	2014
	(in thousands)
China	$1,100	$1,988
Other	410	1,049
Total long-lived assets	$1,510	$3,037

NOTE 15—CREDIT RISK AND CONCENTRATION

Financial Risks:

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash, cash equivalents, short-term investments and accounts and notes receivable. The Company places its temporary cash and short-term investments with several financial institutions. Approximately $64.4 million and $55.3 million of the Company’s cash and cash equivalents and short-term investments were on deposit in accounts outside the U.S. at December 31, 2015 and 2014, respectively, of which approximately $19.8million and $14.5 million were held by subsidiaries in China..

The Company’s exposure to market risk for changes in interest rates relates primarily to its investment portfolio. The fair value of its investment portfolio would not be significantly affected by either a 10% increase or decrease in interest rates due mainly to the short term nature of most of its investment portfolio with the exception of the available-for-sale securities. The investment classified as available-for-sales securities is reported at fair value. It will be measured subsequently at fair value on the balance sheets with unrealized gains and losses will be recorded in accumulated other comprehensive income (loss) in shareholders’ equity. Any negative events or deterioration in financial well-being with respect to the counterparties of the long-term investments and the underlying collateral may cause material losses to the Company and have a material effect on the Company’s financial condition and results of operations. In addition, the Company’s interest income can be sensitive to changes in the general level of U.S. and China interest rates since the majority of its funds are invested in instruments with maturities of less than one year. In a declining interest rate environment, as short term investments mature, reinvestment occurs at less favorable market rates. Given the short term nature of certain investments, declining interest rates will not negatively impact the Company’s investment income.

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

Concentration of Credit Risk and Major Customers:

At December 31, 2015, the Company’s accounts receivable balance included amounts due from affiliates of Softbank, representing approximately 69% of the Company’s total accounts receivables, net of allowances for doubtful accounts. At December 31, 2014, the Company’s accounts receivable balance included amounts due from affiliates of Softbank, representing approximately 65% of the Company’s total accounts receivables, net of allowances for doubtful accounts. The following customers accounted for 10% or more of the Company’s net revenues:

	For the years ended December 31,
	2015	2014	2013
Affiliates of Softbank	47%	44%	55%

Approximately 0%, 0%, and 1% of the Company’s net sales during 2015, 2014, and 2013, respectively, were to entities affiliated with the government of China. Accounts receivable balances from these China government affiliated entities or state owned enterprises were $0.3 million and $6.0 million, respectively, as of December 31, 2015 and 2014. The Company extends credit to its customers in China generally without requiring collateral. In global sales outside of China, the Company may require letters of credit from its customers. The Company monitors its exposure for credit losses and maintains allowances for doubtful accounts.

Country Risks:

Approximately 8%, 12% and 4% of the Company’s sales for the year ended December 31, 2015, 2014, and 2013, respectively, were made in China. Accordingly, the political, economic and legal environment, as well as the general state of China’s economy may influence the Company’s business, financial condition and results of operations. The Company’s operations in China are subject to special considerations and significant risks not typically associated with companies in the United States. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Company’s results may be adversely affected by, among other things, changes in the political, economic and social conditions in China, and by changes in governmental policies with respect to laws and regulations, changes in China’s telecommunications industry and regulatory rules and policies, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation.

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

NOTE 16—RELATED PARTY TRANSACTIONS

Softbank and affiliates

The Company recognizes revenue with respect to sales of telecommunications equipment to affiliates of Softbank, a significant former shareholder of the Company, who sold its 12.3% interest in the Company on January 17, 2014. Thereafter, Softbank is no longer the Company’s related party after the consummation of the transaction, and the transactions with Softbank in the year of 2015 and 2014 have been excluded from the related party transaction disclosures.

Softbank offers Broadband-Access service throughout Japan, which is marketed under the name of “YAHOO! BB.” The Company supports Softbank’s ADSL service through the sales of its MSAN product. The Company also supports the building of Softbank’s optical transmission network in Japan through the sales of its PTN product.

During 2013, the Company recognized revenue and cost of net sales for sales of telecommunications equipment and services to affiliates of Softbank as follows:

Year Ended December 31,
2013
(in thousands)
Net sales	$90,302
Cost of net sales	59,052
Gross profit	$31,250

Included in accounts receivable at December 31, 2013 was $19.0 million, related to these transactions. Amounts due to Softbank included in accounts payable was nil at December 31, 2013.

Sales to Softbank include a three-year service period and a penalty clause if product failure rates exceed a certain level over a seven year period. As of December 31, 2013, the Company’s customer advance balance related to Softbank agreements was $3.1 million. The current deferred revenue and noncurrent deferred revenue balances related to Softbank was $2.0 million and $3.8 million as of December 31, 2013, respectively. The Company’s noncurrent deferred revenue balance related to Softbank was $3.8 million as of December 31, 2013.

As discussed in Note 6, the Company has a $1.3 million investment in SBI and affiliates of Softbank have a controlling interest in SBI.

NOTE 17—SUBSEQUENT EVENTS

$40 million shares repurchase

The Company purchased 772,138 shares at the cost of $1,512,453 in 2016 under the share repurchase program approved by the Company’s Board of Directors on November 12, 2014.

SCHEDULE I

UTSTARCOM HOLDINGS CORP. (UNCONSOLIDATED—PARENT COMPANY BASIS)

REGISTRANT BALANCE SHEETS

(In thousands, except par value)

	December 31,
	2015	2014
	(in thousands)
ASSETS
Investment in affiliated companies	$99,119	$121,863
Total assets	99,119	121,863
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable—intercompany	8,841	6,534
Total current liabilities	8,841	6,534
Total liabilities	8,841	6,534
Stockholders’ equity:
Ordinary shares: $0.00375 par value; 250,000 authorized shares; 38,465 and 38,314 shares issued at December 31, 2015 and December 31, 2014, respectively; 36,735and 38,148 shares outstanding at December 31, 2015 and December 31, 2014, respectively (Note 1)	122	122
Additional paid-in capital	1,259,767	1,258,182
Treasury stock, at cost: 1,730 and 166 shares at December 31, 2015 and December 31, 2014, respectively	(4,138)	(443)
Accumulated deficit	(1,226,943)	(1,206,286)
Accumulated other comprehensive income	61,470	63,754
Total stockholders’ equity	90,278	115,329
Total liabilities and stockholders’ equity	$99,119	$121,863

The accompanying notes are an integral part of these consolidated financial statements.

UTSTARCOM HOLDINGS CORP. (UNCONSOLIDATED—PARENT COMPANY BASIS)

CONDENSED INFORMATION AS TO THE RESULTS OF OPERATIONS OF THE REGISTRANT

(In thousands)

	Years ended December 31,
	2015	2014	2013
	(in thousands)
Net sales
Unrelated parties	$—	$—	$—
Related parties	—	—	—
Intercompany	—	—	—
Cost of sales
Unrelated parties	—	—	—
Related parties	—	—	—
Intercompany	—	—	—
Gross profit	—	—	—
Operating expenses:
Selling, general and administrative	928	1,398	2,377
Research and development	—	—	—
Total operating expenses	928	1,398	2,377
Operating loss	(928)	(1,398)	(2,377)
Interest income	—	—	—
Interest expense	—	—	—
Other income, net	—	—	—
Loss before income taxes and equity in loss of affiliated companies	(928)	(1,398)	(2,377)
Equity in net loss of affiliated companies	(19,729)	(28,866)	(20,344)
Income tax benefit (expense)	—	—	—
Net loss	$(20,657)	$(30,264)	$(22,721)

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

The Company is a shell company and does not have any activities. Operating expenses for the Company for the years ended December 31, 2015, 2014 and 2013 consisted mainly of the retaining fee for the Board of Directors, its director and officer insurance expenses and the expenses associated with investor relations. As the Company does not have any cash activity, the recorded expenses were paid on behalf of the Company by UTStarcom, Inc., its subsidiary, and statements of cash flows have been omitted.

SCHEDULE II

UTSTARCOM HOLDINGS CORP.

VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

For the Years Ended December 31, 2015, 2014, and 2013

Description	Balance at beginning of the period	Charged (credited) to costs and expenses	Credited to other accounts		(Deductions) Adjustments IPTV divestiture	(Deductions) Adjustments (1)	Balance at end of the period
	(in thousands)
Year ended December 31, 2015
Allowance for doubtful accounts	$10,877	$103	$—		$—	$(6,416)	$4,564
Tax valuation allowance	$368,672	$13,161	$(54,509	)(3)	$—	$—	$327,324
Year ended December 31, 2014
Allowance for doubtful accounts	$11,063	$49	$—		$—	$(235)	$10,877
Tax valuation allowance	$422,789	$1,824	$(55,941	)(2)	$—	$—	$368,672
Year ended December 31, 2013
Allowance for doubtful accounts	$10,796	$(75)	$—		$—	$342	$11,063
Tax valuation allowance	$418,285	$36,324	$(31,820)		$—	$—	$422,789

(1)	Represents write-offs of allowance for doubtful accounts and foreign exchange adjustments.

(2)	Includes $35.6 million removal of tax valuation allowance for expiration of net operating loss carryforwards in China.

(3)	Includes $3 million removal of tax valuation allowance for expiration of net operating loss carrforwards in China and $27million for utilization of foreign tax credits in US