Form 20-F/A
period 2015-12-31
UTSTARCOM HOLDINGS CORP.
filed 2016-06-30
CIK 1030471

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

TABLE OF CONTENTS

EXPLANATORY NOTE

PART III

ITEM 18. FINANCIAL STATEMENTS

ITEM 19. EXHIBITS

SIGNATURES

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F (“Amendment No. 1”) to the Annual Report on Form 20-F of UTStarcom Holdings Corp. (the “Company”) for the fiscal year ended December 31, 2015, filed on April 22, 2016 (the “2015 Form 20-F”), amends the Company’s 2015 Form 20-F to include the consolidated financial statements of iTV Media Inc. for the fiscal years ended December 31, 2015, 2014 and 2013 as required pursuant to Rule 3-09 of Regulation S-X by amending “Item 18—Financial Statements” and “Item 19—Exhibits.” The consolidated financial statements of iTV Media Inc. were prepared and provided to the Company by iTV Media Inc.

Other than as set forth herein, the Company has not modified or updated any other disclosures and has made no changes to the items or sections in the 2015 Form 20-F. Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any part of the 2015 Form 20-F or reflect any events that have occurred after the 2015 Form 20-F was filed on April 22, 2016. The filing of this Amendment No. 1, and the inclusion of newly executed certifications, should not be understood to mean that any other statements contained in the original filing are true and complete as of any date subsequent to April 22, 2016. Accordingly, this Amendment No. 1 should be read in conjunction with the 2015 Form 20-F and the documents filed with or furnished to the Securities and Exchange Commission by the Company subsequent to April 22, 2016, including any amendments to such documents.

PART III

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of UTStarcom Holdings Corp. and its subsidiaries are included on pages F-1 through F-49 of the 2015 Form 20-F, which was filed on April 22, 2016.

The consolidated financial statements of iTV Media Inc. are incorporated herein by reference to Exhibit 15.3.

ITEM 19. EXHIBITS

Exhibit Number	Description	Form	Incorporated by Reference From Exhibit Number	Date Filed

1.1	Amended and Restated Memorandum and Articles of Association.	20-F	1.1	4/26/2013

2.1	Property Transfer and Leaseback Agreement, dated as of December 19, 2009, by and between UTStarcom Telecom Co., Ltd. and Zhejiang Zhongnan Construction Group Co., Ltd. (translation from Chinese).	8-K	2.1	12/24/2009

4.1	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 of Form F-4 (File No. 333-173828) filed with the Securities and Exchange Commission on April 29, 2011.	F-4	10.1	4/29/2011

4.2	Stockholder Rights Agreement, made as of February 1, 2010, by and between UTStarcom, Inc. and Beijing E-town International Investment and Development Co., Ltd.	8-K	4.1	2/4/2010

4.3	Stockholder Rights Agreement, made as of February 1, 2010, by and among UTStarcom, Inc., Elite Noble Limited and Shah Capital Opportunity Fund L.P.	8-K	4.2	2/4/2010

Exhibit Number	Description	Form	Incorporated by Reference From Exhibit Number	Date Filed

4.4	2006 Equity Incentive Plan, as amended February 18, 2009.	10-K	10.14	3/2/2009

4.5	Form of Stock Option Award Agreement for use under 2006 Equity Incentive Plan.	10-Q	10.2	8/7/2009

4.6	Form of Stock Option Agreement for Directors and Officers for use under the 2006 Equity Incentive Plan.	10-Q	10.3	8/7/2009

4.7	Form of Restricted Stock Agreement for use under the 2006 Equity Incentive Plan.	10-K	10.17	3/2/2009

4.8	Form of Restricted Stock Unit Agreement for use under the 2006 Equity Incentive Plan.	10-K	10.18	3/2/2009

4.9	Form of Stock Option Amendment Election Form executed by key executive officers and directors.	8-K	10.1	1/4/07

4.10	UTStarcom, Inc. Amended and Restated Executive Involuntary Termination Severance Pay Plan.	10-Q	10.2	5/8/2009

4.11	Form of Performance Share Agreement for use under the 2006 Equity Incentive Plan.	10-K	10.33	3/2/2009

4.12	Form of Performance Unit Agreement for use under the 2006 Equity Incentive Plan.	10-K	10.34	3/2/2009

4.13	Manufacturing Agreement signed as of January 23, 2010.	8-K	10.1	1/28/2010

4.14	Lease Contract dated as of February 1, 2010, by and between UTStarcom Telecom Co., Ltd. and Zhejiang Zhongnan Construction Group Co., Ltd. (translation from Chinese).	8-K/A	10.1	2/5/2010

4.15	Property Lease Contract dated March 7, 2011 between UTStarcom Telecom Co., Ltd. and Zhejiang Letong Communication Equipment Co., Ltd. (translation from Chinese).	10-Q	10.1	5/9/2011

4.16	Master Reorganization Agreement Share and Asset Purchase Agreement dated August 31, 2012 by and among UTStarcom Hong Kong Limited, the Company, Eagle Field Holdings Limited and Mr. Ying (Jack) Lu.	20-F	4.51	4/26/2013

4.17	Share Transfer Agreement dated August 31, 2012 by and among the Company, Eagle Field Holdings Limited and UTStarcom Hong Kong Holdings Limited.	20-F	4.52	4/26/2013

4.18	English translation of the License Agreement dated August 31, 2012 by and among the Company, UTStarcom Telecom Co., Ltd., UTStarcom Hong Kong Holding Limited. and UTStarcom China Co., Ltd.	20-F	4.53	4/26/2013

Exhibit Number	Description	Form	Incorporated by Reference From Exhibit Number	Date Filed

4.19	Assignment and Assumption Agreement dated August 31, 2012 by and among the Company, UTStarcom Telecom Co., Ltd., UTStarcom India Telecom PVT. Ltd., UTStarcom Hong Kong Holding Limited, UTStarcom China Co., Ltd. and Eagle Field Holdings Limited.	20-F	4.54	4/26/2013

4.20	Patent, Software Copyright, Trademark and Domain Name Assignment dated August 31, 2012 by and among UTStarcom Telecom Co., Ltd., UTStarcom China Co., Ltd. and UTStarcom, Inc.	20-F	4.55	4/26/2013

4.21	Convertible Bond dated August 31, 2012 issued by UTStarcom Hong Kong Holding Limited to UTStarcom Hong Kong Limited.	20-F	4.56	4/26/2013

4.22	Purchase and Sale Agreement dated January 17, 2014 among the Company, Shah Capital Opportunity Fund LP and SoftBank America Inc.	6-K	10.1	1/21/2014

4.23	Share Subscription Agreement dated March 11, 2014 between the Company and Shah Capital Opportunity Fund LP.	6-K	10.2	3/12/2014

4.24	Letter dated April 22, 2016 from PricewaterhouseCoopers Zhong Tian LLP	20-F	4.24	4/22/2016

8.1	Subsidiaries of UTStarcom Holdings Corp.	20-F	8.1	4/22/2016

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—

13.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—

13.2	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—

15.1	Consent of GHP Horwath, P.C.	20-F	15.1	4/22/2016

15.2	Consent of PricewaterhouseCoopers Zhong Tian LLP	20-F	15.2	4/22/2016

15.3	Consolidated financial statements of iTV Media Inc. for the fiscal years ended December 31, 2015, 2014 and 2013.	Filed herewith	—	—

Exhibit Number	Description	Form	Incorporated by Reference From Exhibit Number	Date Filed

15.4	Consent of GHP Horwath, P.C., independent registered public accounting firm of iTV Media Inc.	Filed herewith	—	—

15.5	Consent of PricewaterhouseCoopers Zhong Tian LLP, independent registered public accounting firm of iTV Media Inc.	Filed herewith	—	—

101.INS	XBRL Instance Document	20-F	101.INS	4/22/2016

101.SCH	XBRL Taxonomy Extension Schema Document	20-F	101.SCH	4/22/2016

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	20-F	101.CAL	4/22/2016

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document	20-F	101.DEF	4/22/2016

101.LAB	XBRL Taxonomy Extension Label Linkbase Document	20-F	101.LAB	4/22/2016

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	20-F	101.PRE	4/22/2016

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to Form 20-F on its behalf.

UTSTARCOM HOLDINGS CORP.

By:	/s/ Tim Ti
	Name:	Tim Ti
	Title:	Chief Executive Officer

Date: June 30, 2016

[Signature page to 20-F/A]