Form 20-F
period 2016-12-31
UTSTARCOM HOLDINGS CORP.
filed 2017-11-14
CIK 1030471

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Fei Wang (IR Director)/Ning Jiang (Investor Relation) Investor Relations Level 6, 28 Hennessy Road, Admiralty, Hong Kong Phone: (852) 3951 9757 UTSI-IR@utstar.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

None

Securities registered pursuant to Section 12(g) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, $0.00375 par value	The NASDAQ Stock Market LLC

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

NONE
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 35,224,553 ordinary shares, par value US$0.00375 per share.

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2014, 2015 and 2016.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at the rate of RMB6.9430 to $1.00, the noon buying rate on December 31, 2016, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. Key Information-D. Risk Factors-Risks Relating to Conducting Business in China-Fluctuation in the value of the RMB relative to the U.S. dollar could affect our operating results and may have a material adverse effect on your investment.”

This annual report also contains translations of certain Japanese Yen amounts into U.S. dollars at the rate of JPY116.78 to $1.00, the noon buying rate on December 31, 2016, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Japanese Yen or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Japanese Yen, as the case may be, at any particular rate or at all. Fluctuation in the value of the Japanese Yen may have a material adverse effect on your investment. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business-Currency rate fluctuations may adversely affect our cash flow and operating results.”

Our ordinary shares are listed on the NASDAQ Stock Market, or NASDAQ, under the symbol “UTSI”. On March 21, 2013, we effected a one-for-three reverse share split of our ordinary shares. Unless otherwise specified, all share and per share information in this annual report has been retroactively adjusted to reflect this reverse share split.

On June 24, 2011, we effected a merger, or the Merger, to reorganize the corporate structure of UTStarcom, Inc., a Delaware corporation incorporated in 1991, and its subsidiaries. The Merger resulted in shares of the common stock of UTStarcom, Inc. being converted into the right to receive an equal number of ordinary shares in our capital, which were issued by us in connection with the Merger. Following the Merger, UTStarcom, Inc. became our wholly owned subsidiary and we became the parent company of UTStarcom, Inc. and its subsidiaries. See “Item 4. Information on the Company-C. Organizational Structure” for a list of our subsidiaries. We, together with our subsidiaries, continue to conduct our business in substantially the same manner as was conducted by UTStarcom, Inc. and its subsidiaries. The transaction was accounted for as a legal re-organization of entities under common control. Accordingly, we have prepared our consolidated financial statements as if the current corporate structure had been in existence throughout all relevant periods. Our consolidated financial statements prior to the Merger reflect the financial position, results of operations and cash flows of UTStarcom, Inc. and its subsidiaries. Our consolidated financial statements as of December 31, 2015 and 2016 and for the years ended December 31, 2014, 2015 and 2016 reflect our financial position, results of operation and cash flows.

PART I

ITEM 1-IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2-OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3-KEY INFORMATION

A.    Selected Financial Data

While preparing out financial statements for fiscal year ended December 31, 2016, we identified an error in our historical financial statements as of December 31, 2015 and for fiscal year then ended (the “Restated Period”). Management has considered the impact to current and past financial statements under the SEC’s authoritative guidance on materiality and determined the error was material, and a restatement of the prior financial statements is required. See Note 1 to our Consolidated Financial Statements included under Item 18 of this Annual Report on Form 20-F. The restatement reflects adjustments to correct for understating investment impairment and overstating long term investments by approximately $6.5 million.

The following selected consolidated statement of operations data for the years ended December 31, 2014, 2015 and 2016 and the selected consolidated balance sheet data as of December 31, 2015 and 2016 have been derived from our audited financial statements included elsewhere in this annual report. The selected consolidated financial data should be read in conjunction with those financial statements and the accompanying notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

Our selected consolidated statement of operations data for the years ended December 31, 2012 and 2013 and our consolidated balance sheets as of December 31, 2012, 2013 and 2014 have been derived from our audited consolidated financial statements, which are not included in this annual report.

	Years Ended December 31,
	2016	2015	2014	2013	2012
	(Restated)
	(in thousands, except per share amount)
Consolidated Statement of Operations Data:
Net sales (1)	$86,512	$117,103	$129,420	$164,439	$186,728
Gross profit	$28,356	$27,868	$22,128	$40,220	$68,158
Operating income (loss)	$1,708	$(4,989)	$(14,073)	$(13,233)	$(29,543)
Net income (loss) attributable to UTStarcom Holdings Corp.	$290	$(27,158)	$(30,264)	$(22,721)	$(34,385)

Net income (loss) per share attributable to UTStarcom Holdings Corp.-Basic (2)	$0.01	$(0.74)	$(0.81)	$(0.58)	$(0.71)

(1)             On August 31, 2012, we completed the divestiture of IPTV business. Revenue for the year ended December 31, 2012 related to divestiture IPTV business was $29.5 million. The sales decrease from 2013 to 2016was mainly caused by lower market demands for old products and we streamlined our business to more focus on high-gross margin product after we announced new strategy in Jun, 2015.

(2)             On March 21, 2013, we effected a one-for-three reverse share split of our ordinary shares. As a result, our authorized share capital was amended by the consolidation of 750,000,000 ordinary shares of US$0.00125 par value each into 250,000,000 ordinary shares of US$0.00375 par value. Net income (loss) per share attributable to UTStarcom Holding Corp. (basic and diluted) for 2012 through 2013 have been recomputed to reflect retroactively the one-for-three reverse share split.

	Years Ended December 31,
	2016	2015	2014	2013	2012
	(Restated)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$83,922	$77,050	$77,824	$107,773	$179,880
Working capital	$75,850	$63,818	$76,383	$107,935	$196,372
Total assets	$178,703	$198,379	$279,063	$366,967	$488,091
Total short-term debt	$—	$—	$—	$—	$—
Long-term debt	$—	$—	$—	$—	$—
Total UTStarcom Holdings Corp. shareholders’ equity	$82,741	$83,777	$115,329	$150,380	$215,842

B.   Capitalization and Indebtedness

Not Applicable.

C.   Reasons for the Offer and Use of Proceeds

Not Applicable.

D.    Risk Factors

Risks Related To Our Business

We have a history of operating losses and may not have enough liquidity to execute our business plan or to continue our operations without obtaining additional funding or selling additional securities. We may not be able to obtain additional funding under commercially reasonable terms or issue additional securities.

We reported net income attributable to UTStarcom Holdings Corp. of $0.3 million, and net loss attributable to UTStarcom Holding Corp. of $27.2million (restated) and $30.3 million for the years ended December 31, 2016, 2015 and 2014, respectively. As of December 31, 2016, we had $83.9 million in cash or cash equivalents. Our management considered our current financial status, business operation, market strategy, and products development in the next twelve months dated after report issuance date and  believes that we will have sufficient liquidity to finance our anticipated operations, capital expenditure requirements and new business acquisitions and investments, as well as achieve projected cash collections from customers and contain expenses and cash used in operations in the next twelve months dated after report issuance date. However, we may not achieve such operating performance and our management expects to continue to implement our liquidity plans, including reducing operating expenses and improving cash collections and receivable turnover. However, if we cannot successfully implement our liquidity plans, it may be necessary for us to make significant changes to our business plans and strategy to maintain adequate liquidity. In addition, various other factors may negatively impact our liquidity, such as:

•      our inability to achieve planned operating results, which may increase liquidity requirements beyond those considered in our business plans;

•      our growth initiatives, which may increase liquidity requirements beyond those considered in our business plans;

•      changes in our business conditions or the financial markets that could limit our access to existing credit facilities or make new sources of financing more-costly or commercially unviable; and

•      changes in China’s currency exchange control regulations, which could limit our ability to access cash outside of China to meet liquidity requirements for our operations in China, or vice-versa.

Although our management has developed liquidity plans, we may have difficulty maintaining existing relationships or developing new relationships with suppliers or vendors as a result of our current financial condition. Our suppliers may choose to provide products or services to us on more stringent payment terms than those currently in place, such as requiring advance payment or payment upon delivery, which may have a negative impact on our short-term cash flows, and in turn materially and adversely affect our ability to retain current customers, attract new customers and maintain contracts that are critical to our operations.

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

Our strategic plan may not be successful, which may materially and adversely affect our financial results.

On June 5, 2015, we announced a strategic plan to build on our past transition initiatives, further streamline our business model, focus on profitable broadband products and markets, and continue to monetize our investments. We expect that this strategic plan will in time result in a modified revenue profile and improve our margins. However, we may not be successful in reducing the costs, improving the efficiencies, or expanding our margins. If our current or future strategic plans for the business of our company are not as successful as originally anticipated, or at all, our company, financial prospects and results of operations may be materially and adversely affected.

Our cost-reduction initiatives and restructuring plans may not result in anticipated savings or more efficient operations. Our restructuring may disrupt our operations and adversely affect our operations and financial results.

In the past several years, we had certain cost-reduction initiatives and restructuring plans. However, our restructuring may not improve our results of operations and cash flows as we anticipated. Our inability to realize the benefits of our cost-reduction initiatives and restructuring plans may result in an ineffective business structure that could negatively impact our results of operations. In addition to severance and other employee-related costs, our restructuring plans may also subject us to litigation risks and expenses.

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

We have experienced significant changes in our management and our Board of Directors in recent years. For example, in 2014, we appointed a new Chairman of the Board and a new chief financial officer, as well as a new independent director. Additionally, in 2016, we appointed a new chief executive officer, a new chief operating officer and a new director to the board. Although we have endeavored to implement any director and management transition in as non-disruptive a manner as possible, any such transition might impact our business, and give rise to uncertainty among our customers, investors, vendors, employees and others concerning our future direction and performance, which may materially and adversely affect our business, financial condition, results of operations and cash flows, and our ability to execute our business model.

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

A significant portion of our net sales is derived from a Japanese customer, SoftBank Corp. and its related entities (collectively “Softbank”), which previously was one of our principal shareholders. On January 14, 2014, Softbank sold all of our shares held by it to us and one of our other shareholders. In 2015 and 2016, our net sales to Softbank totaled approximately $55.2 million and $43.2 million, respectively, representing approximately 47% and 50%, respectively, of our total net sales in 2015 and 2016. We anticipate that our dependence on Softbank will continue for the foreseeable future. Consequently, any one of the following events may cause material fluctuations or declines in our net sales or liquidity position and have a material adverse effect on our financial condition and results of operations:

•      changes in the regulatory environment in Japan that adversely affect the Softbank businesses that we supply;

•      changes in the commercial environment in Japan that adversely affect the Softbank businesses we supply;

•      Softbank’s collaborations with our competitors;

•      reduction, delay or cancellation of contracts from Softbank;

•      the success of Softbank’s business utilizing our products; and

•      failure of Softbank to make timely payment for our products and services.

Although we have collaborated with Softbank since 2008, Softbank may not continue working with us in the future, whether due to changes in management preferences, business strategy, corporate structure or other factors. On January 14, 2014, Softbank sold its entire stake in our Company, consisting of 4,883,875 ordinary shares. We repurchased 3,883,875 ordinary shares, and Shah Capital Opportunity Fund LP, one of our shareholders, purchased 1,000,000 ordinary shares, for a price of $2.54 per ordinary share. After the consummation of the transaction, Softbank was no longer a related party. Our failure to continue collaborating with Softbank may adversely affect our business, financial conditions and results of operations.

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

•      customer acceptance of new products we may introduce to market;

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

To remain competitive, we may enter into contracts with low profitability or even anticipated losses if we believe it is necessary to establish a relationship with a customer or a presence in a market that we consider important to our strategy. Entering into a contract with an anticipated loss requires us to recognize a provision for the entire loss in the period in which it becomes evident rather than in later periods in which contract performance occurs. Entering into contracts with low gross margins adversely affects our reported results when the revenues from such contracts are recognized.

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

•     the complexity of complying with anti-corruption laws in each of the jurisdictions in which we operate, including United States regulations for foreign operations such as the Foreign Corrupt Practices Act as well as the anti-bribery and anti-corruption laws of China, Japan and India where we conduct substantial operations. There is rigorous enforcement of anti-corruption laws in the United States and in China, and the violation of these laws may result in substantial monetary and even criminal sanctions;

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

Our business is subject to risk from changing foreign exchange rates because we conduct a substantial part of our business in a variety of currencies other than the U.S. dollar. In 2016, a majority of our sales were made in Japan and denominated in Japanese Yen. We also made significant sales denominated in Indian Rupees and significant purchase denominated in Renminbi. Additionally, we have exposures to emerging market currencies, which can have extreme currency volatility. Adverse movements in currency exchange rates may negatively affect our cash flow and operating results. We recorded a net foreign currency loss of $0.6 million in 2014 a net foreign currency loss of $0.2 million in 2015, and a net currency gain of $1.5 million in 2016. We currently do not use forward and option contracts to hedge against the risk of foreign currency rate fluctuation in the eventual net cash inflows and outflows resulting from foreign currency denominated transactions with customers, suppliers, and non-U.S. subsidiaries. Furthermore, we would be limited in our ability to hedge our exposure to rate fluctuations in certain currencies, including the Japanese Yen, Renminbi and Indian Rupee, due to PRC-governmental currency exchange control regulations that restrict currency conversion and remittance. Even if we engage in hedging activities in the future, we may not be successful in minimizing the impact of foreign currency fluctuations. As a result, fluctuations in foreign currencies may have a material impact on our business, results of operations and financial condition.

We may not be able to take advantage of acquisition opportunities or achieve the anticipated benefits of completed acquisitions.

We have in the past acquired certain businesses, products and technologies. We will continue to evaluate acquisition prospects that would complement our existing product offerings, augment our market coverage, enhance our technological capabilities, or that may otherwise offer growth opportunities. To the extent we desire to raise additional funds for purposes not currently included in our business plan (such as taking advantage of acquisition opportunities, developing new or enhanced products, responding to competitive pressures, or raising capital for strategic purposes), additional financing for these or other purposes may not be available on acceptable terms or at all. If we raise additional funds through the issuance of equity securities, our shareholders will experience dilution of their ownership interest, and the newly issued securities may have rights superior to those of ordinary shares. If we raise additional funds by issuing debt, our ability to meet our debt service obligations will be dependent upon our future performance, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control. Additionally, debt obligations may subject us to limitations on our operations and increased leverage. In addition, acquisitions involve numerous risks, including difficulties in the assimilation of operations, technologies, products and personnel of the acquired company; failures in realizing anticipated synergies; diversion of management’s attention from other business concerns; adverse effects on existing business relationships with customers; difficulties in retaining business relationships with suppliers and customers of the acquired company; risks of entering markets in which we have no direct or limited prior experience; the potential loss of key employees of the acquired company; unanticipated costs; difficulty in maintaining controls, procedures and policies during the transition and integration process; failure of our due diligence process to identify significant issues, including issues with respect to product quality, product architecture and legal and financial contingencies; product development; significant exit charges as impairment charges if products or businesses acquired are unsuccessful or do not perform as expected; potential future impairment of our acquisitions or investments; potential full or partial write-offs of acquired assets or investments and associated goodwill; potential expenses related to the amortization of intangible assets; and, in the case of the acquisition of financially troubled businesses, challenges as to the validity of such acquisitions from third party creditors of such businesses.

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

From time to time we make financial and/or strategic investments in third party businesses. We cannot be certain that such investments will be successful. In certain instances, we have lost part or all of the value of such investments, resulting in a financial loss and/or the loss of potential strategic opportunities. We recognize an impairment charge on our investment when a decline in the fair value of such investment below the cost basis is judged to be other-than-temporary. In making this determination, we review several factors to determine whether the losses are other-than-temporary, including but not limited to: (i) the length of time the investment was in an unrealized loss position, (ii) the extent to which fair value was less than cost, (iii) the financial condition and near term prospects of the issuer, and (iv) our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value. For the year ended December 31, 2016 and 2015, we recorded impairment charges of $5.3 million and $16.3 million (restated) related to investments respectively. If we have to write down or write off our investments, or if potential strategic opportunities do not develop as planned, our financial performance may suffer. Moreover, these investments are often illiquid, such that it may be difficult or impossible for us to monetize such investments.

We could incur asset impairment charges for long-lived assets or long-term investments, which could negatively affect our future operating results and financial condition.

As of December 31, 2016, we had long-lived assets and long-term investments, and we may have goodwill and intangible assets in the future. We are required to perform periodic assessments for any possible impairment of long-lived assets and long-term investments for accounting purposes. We review the recoverability of the carrying value of long-lived assets held and used and long-lived assets to be disposed of whenever events or changes in circumstances indicate that the carrying value of the assets or asset groups may not be recoverable. Any such charge may adversely affect our operating results and financial condition.

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

If our contract negotiations fail or if the government otherwise delays approving contracts, we may not recover or receive payment for this inventory. Moreover, our insurance may not cover all losses incurred if our inventory at customer sites not under contract is damaged or misappropriated prior to contract finalization. If we incur a loss relating to inventory for any of the above reasons, our financial condition, cash flows, and operating results could be harmed.

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

As of December 31, 2016, we have identified material weakness in our internal control over financial reporting and have concluded that our internal controls over financial reporting were not effective as of December 31, 2016. The requirements of Section 404 of the Sarbanes-Oxley Act are ongoing and also apply to future years. We expect that our internal control over financial reporting will continue to evolve as we continue in our efforts to transform our business. Although we are committed to continue to improve our internal control processes and we will continue to diligently and vigorously review our internal control over financial reporting in order to ensure compliance with the Section 404 requirements, any control system, regardless of how well designed, operated and evaluated, can provide only reasonable, not absolute, assurance that its objectives will be met. In addition, successful remediation of the control deficiencies identified as of December 31, 2016 is dependent on our ability to hire and retain qualified employees and consultants. Therefore, we cannot be certain that in the future additional material weakness or significant deficiencies will not exist or otherwise be discovered. See “Item 15-Controls and Procedures” contained in UTStarcom Holdings Corp.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016”.

Risks Relating to Conducting Business in China

Uncertainties with respect to China’s economic, political and social condition, as well as government policies, could adversely affect our business and results of operations.

A significant portion of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies. While the PRC economy has experienced significant growth in the past decades, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various economic and political policies and laws and regulations to encourage economic development and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our financial condition and results of operations could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, the PRC government has implemented in the past certain measures to control the pace of economic growth. For example, from time to time, the PRC government may implement monetary, fiscal and other policies or otherwise make efforts to alter the investment-driven growth model of China’s economy, which could result in decreased capital expenditures by our end customers in China, reduce their demand for our products, and adversely affect our business and results of operations.

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.

Substantially all of our operations are conducted in the PRC, and are governed by PRC laws, rules and regulations. Our PRC subsidiaries are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common-law system, prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation since that time has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the nonbinding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, financial condition and results of operations.

China’s currency exchange control and government restrictions on dividends may impact our ability to transfer funds outside of China.

A significant portion of our business is conducted in China where the currency is the RMB. Regulations in China permit foreign owned entities to freely convert the RMB into foreign currency for transactions that fall under the “current account,” which includes trade related receipts and payments, interest and dividends. Accordingly, our PRC subsidiaries may use RMB to purchase foreign exchange for settlement of such “current account” transactions without pre-approval. However, pursuant to applicable regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In calculating accumulated profits, foreign investment enterprises in China are required to allocate at least 10% of their realized profits each year, if any, to fund certain reserves, including mandated employee benefits funds, until these reserves have reached 50% of the registered capital of the enterprises.

Transactions other than those that fall under the “current account” and that involve conversion of RMB into foreign currency are classified as “capital account” transactions; examples of “capital account” transaction include repatriations of investment by or loans to foreign owners, or direct equity investments in a foreign entity by a China domiciled entity. “Capital account” transactions will be examined and registered by banks or State Administration of Foreign Exchange (“SAFE”) in China to convert a remittance into a foreign currency, such as U.S. dollars, and transmit the foreign currency outside of China.

This system could be changed at any time and any such change may affect the ability of us or our subsidiaries in China to repatriate capital or profits, if any, outside China. Furthermore, SAFE has a significant degree of administrative discretion in implementing the laws and regulations and has used this discretion to limit convertibility of current account payments out of China. Whether as a result of a deterioration in the PRC balance of payments, a shift in the PRC macroeconomic prospects or any number of other reasons, China could impose additional restrictions on capital remittances abroad. As a result of these and other restrictions under the laws and regulations of the PRC, our PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the parent. We have no assurance that the relevant PRC governmental authorities in the future will not limit further or eliminate the ability of our PRC subsidiaries to purchase foreign currencies and transfer such funds to us to meet our liquidity or other business needs. Any inability to access funds in China, if and when needed for use by us outside of China, could have a material and adverse effect on our liquidity and our business.

Fluctuations in the value of the RMB relative to the U.S. dollar could affect our operating results and may have a material adverse effect on your investment.

We prepare our financial statements in U.S. dollars, while we conduct a significant portion of our operations in China where the only legitimate currency for use within is RMB. The conversion of financial information using a functional currency of RMB is subject to risks related to foreign currency exchange rate fluctuations. The value of RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s monetary or fiscal policies and political and economic conditions and supply and demand in local markets. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a managed band based on market supply and demand and by reference to a basket of certain foreign currencies. This change in policy has resulted in an approximate 21% appreciation of the Renminbi against the U.S. dollar between 2005 and 2008. From July 2008 to June 2010, the Renminbi traded within a narrow range against the U.S. dollar. In June 2010, the PRC government indicated that it would make the foreign exchange rate of the RMB more flexible, which increases the possibility of sharp fluctuations of the RMB’s value in the near future and the unpredictability associated with the RMB’s exchange rate. On April 16, 2012, the PRC government widened the daily trading band to 1%. On March 17, 2014, the PRC government further widened the daily trading band to 2% in order to further improve the managed floating Renminbi exchange rate regime based on market supply and demand. On July 22, 2015, the PRC government issued the opinion to keep stability of Renminbi exchange rate within a reasonable and balanced level, improve the marketization of Renminbi exchange rate, and widen the daily trading band. On August 11, 2015, the People’s Bank of China allowed the Renminbi to depreciate by approximately 2% against the U.S. dollar. It is difficult to predict how long such depreciation of RMB against the U.S. dollar may last and when and how the relationship between the RMB and the U.S. dollar may change again. Since then and until the end of 2016, the Renminbi had depreciated against the U.S. dollar by approximately 10%; while until the end of June 2017, the value of Renminbi against the U.S. dollar has rebounded by approximately 2%.

The People’s Bank of China has also introduced a series of measures to facilitate the reform of the Renminbi exchange rate regime, including the introduction of financial derivative products such as currency swaps, the relaxation on Renminbi trading by non-financial institutions and the introduction of market makers, comprising both domestic and foreign banks, for the trading of Renminbi. On August 11, 2015, the People’s Bank of China requires the market makers to refer to previous day’s closing rate at the interbank foreign exchange market and consider the supply and demand of foreign exchange as well as the changes of foreign exchange rate for main currencies to submit the quoted price. The mid-rate of the Renminbi against the U.S. dollars had depreciated by almost 3% in the following 3 days and 5.77% by the end of 2015 for the whole year. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy. As we have significant operations in China, any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue, earnings and financial position, and the value of, and any dividends payable on, our ordinary shares in U.S. dollars. For example, to the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

Under the PRC Enterprise Income Tax Law, or (the “EIT Law”), we may be classified as a “resident enterprise” of the PRC, which could result in unfavorable tax consequences to us and to non-PRC shareholders.

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

If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, the PRC tax authorities could impose a 10% PRC enterprise income tax on dividends we pay to our non-PRC shareholders and gains derived by our non-PRC shareholders from transferring our shares, if the non-PRC shareholders are deemed as “non-resident enterprises” and their income is considered PRC-sourced income by the relevant PRC authorities. Under the applicable tax regulations of the PRC, “non-resident enterprises” means the non-PRC enterprises which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business in the PRC. Circular 45 clarifies that the capital gains derived by the non-resident enterprises from alienation of shares of the foreign-incorporated resident enterprise are considered as China-sourced income. If we were considered a PRC “resident enterprise,” non-resident enterprise holders of our ordinary shares may be subject to enterprise income tax in China at a rate of 10% on the capital gains derived from the transfer of our ordinary shares. It is not clear, however, whether the capital gains derived by the non-resident individuals from the transfer of our ordinary shares will be considered as China-sourced and whether we are obliged to withhold the dividends distributed to our non-resident individual shareholders. In practice, we understand that the PRC tax authorities have not collected the individual income tax from the non-resident individuals.

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

Dividends payable to our foreign investors and gains on the sale of our shares by our foreign investors may become subject to PRC tax.

Under the EIT Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Similarly, any gain realized on the transfer of shares by such investors is also subject to PRC tax at a current rate of 10%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our shares, and any gain realized from the transfer of our shares, would be treated as income derived from sources within the PRC and would as a result be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of shares by such investors may be subject to PRC tax at a current rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions. If we or any of our subsidiaries established outside China are considered a PRC resident enterprise, it is unclear whether holders of our shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. If dividends payable to our non-PRC investors, or gains from the transfer of our shares by such investors, are deemed as income derived from sources within the PRC and thus are subject to PRC tax, the value of your investment in our shares may decline significantly.

PRC regulations establish more complex procedures for acquisitions conducted by foreign investors which could make it more difficult for us to pursue growth through acquisitions.

On August 8, 2006, six PRC regulatory agencies, namely, the PRC Ministry of Commerce, the SASAC, the SAT, the State Administration for Industry and Commerce, the CSRC, and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, which became effective on September 8, 2006and was amended on June 22, 2009. The M&A Rule established new procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. On February 3, 2011, the General Office of the State Council promulgated the Notice on Launching the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Security Review Notice, which became effective on March 6, 2011. The M&A Security Review Notice provides for certain circumstances under which foreign investors’ acquisition of domestic enterprises shall be subject to the security review of the PRC governments. The security review assesses such acquisition’s impact on national security, stable operation of national economy, basic living of the people, and R&D capacity for key technologies related to national security. On August 25, 2011, the Ministry of Commerce of PRC promulgated the Regulation of Ministry of Commerce on Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Security Review Regulation, which became effective on September 1, 2011. The M&A Security Review Regulation stipulates the requirements of application documents and security review procedures of the Ministry of Commerce. In the future, we may grow our business in part by acquiring complementary businesses. Complying with the requirements of the M&A Rule, the M&A Security Review Notice and the M&A Security Review Regulation to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce or its provincial affiliates, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

On February 3, 2015, the SAT issued the Notice on Several Issues regarding Enterprise Income Tax for Indirect Transfer of Assets by Non-resident Enterprises, or SAT Bulletin 7, which replaced or supplemented previous rules under Circular 698, specifically, further specified the criteria for judging reasonable commercial purpose, and the legal requirements for the voluntary reporting procedures and filing materials in the case of indirect transfer of assets. Pursuant to this Bulletin, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to SAT Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immoveable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes.SAT Bulletin 7 has listed several factors to be taken into consideration by tax authorities in determining whether an indirect transfer has a reasonable commercial purpose. However, despite these factors, an indirect transfer satisfying all the following criteria shall be deemed to lack reasonable commercial purpose and be taxable under the PRC laws: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from the PRC taxable properties; (ii) at any time during the one year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries that directly or indirectly hold the PRC taxable properties are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gains derived from the indirect transfer of the PRC taxable properties is lower than the potential PRC tax on the direct transfer of such assets. Nevertheless, the indirect transfer falling into the scope of the safe harbor under SAT Bulletin 7 may not be subject to PRC tax and such safe harbor includes qualified group restructuring, public market trading and tax treaty exemptions.

Under SAT Bulletin 7, the entities or individuals obligated to pay the transfer price to the transferor shall be the withholding agent and shall withhold the PRC tax from the transfer price. If the withholding agent fails to do so, the transferor shall report to and pay the PRC tax to the PRC tax authorities. In case neither the withholding agent nor the transferor complies with the obligations under SAT Bulletin 7, other than imposing penalties such as late payment interest on the transferors, the tax authority may also hold the withholding agent liable and impose a penalty of 50% to 300% of the unpaid tax on the withholding agent, provided that such penalty imposed on the withholding agent may be reduced or waived if the withholding agent has submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with SAT Bulletin 7.

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

Restrictions on direct foreign investments in certain business sectors may require that we enter into contractual arrangements with our PRC business partners, which are subject to potential risks and uncertainties.

We anticipate that providing value-added support services to businesses in the telecom, cable and/or media sectors, such as Internet TV and related services businesses, will be a significant component of our future business model. We will provide operators engaging in these businesses with services, including equipment installation, system installation and maintenance, technical services and other value-added services, in return for on-going income. We anticipate that these value-added support services will play an important role in the growth of our business.

Direct foreign investments are subject to certain restrictions with respect to the operating of telecom, cable and media businesses. Under the “Telecommunications Regulations” issued by the State Council on September 25, 2000, the “Provisions on Administration of Foreign Invested Telecommunications Enterprises” issued by the State Council on December 11, 2001, firstly amended on September 10, 2008 and secondly amended on February 6, 2016, and the “Notice of the Ministry of Industry and Information Technology on Removing the Restrictions on Foreign Equity Ratios in Online Data Processing and Transaction Processing (Operating E-commerce) Business” (Gongxinbutong [2015] No.196) issued by  the Ministry of Industry and Information Technology on June 19, 2015, the shareholding of foreign investors is limited to up to 49% for basic telecom business and up to 50% for almost all value-added telecom business, only E-commerce business (our business not included) allows foreign equity to reach to 100%.Underthe “Administration Measures on Transmitting Business of Radio and Television Programs” issued by SAPPRFT on July 6, 2004, the “Administration Measures on Wireless Transmitting Web of Radio and Television Programs” issued by State Administration of Press Publication, Radio, Film and Television of The People’s Republic of China (“SAPPRFT”) on November 15, 2004, the “Administrative Provisions on Internet Audio-visual Program Service” jointly issued by SAPPRFT and Ministry of Industry and Information Technology of The People’s Republic of China (“MIIT”) on December 20, 2007, Provisions on the Administration of Private Network and Targeted Communication Audiovisual Program Services issued by SAPPRFT on April 25,2016 and the related implementing rules of these regulations, foreign investors are prohibited from holding any equity interest in enterprises operating IPTV, iDTV and Internet TV business in the PRC.

Because of the regulatory restrictions on direct foreign investments in the telecom, cable and/or media sectors, we may conduct business through contractual relationships with PRC business partners that are licensed or qualified to operate such businesses, or the Operating Companies. Our PRC subsidiaries may directly or indirectly provide certain technology services to the Operating Companies through an arrangement of technology service agreements and will receive service fees directly or indirectly from the Operating Companies. To ensure the payment of the service fee by the Operating Companies, the shareholders of the Operating Companies may pledge their equity interests in the Operating Companies to our PRC subsidiaries or affiliates. There may also be a call option arrangement so that our PRC subsidiaries may purchase the equity interests in the Operating Companies if permitted by the laws of the PRC.

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

PRC regulations relating to offshore investment activities by PRC residents and employee stock options granted by overseas-listed companies may increase our administrative burden. If our shareholders who are PRC residents, or our PRC employees who are granted or exercise stock options, fail to make any required registrations or filings, we may be unable to distribute profits and may become subject to fines and other legal or administrative sanctions under PRC laws.

The SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. According to the Notice on Further Simplify and Improve Administrative Policies Regarding Foreign Direct Investment issued by the SAFE on February 13, 2015, starting from June 1, 2015, all new such registrations (different from make-up registrations) will be handled by the authorized local banks instead of the local SAFE branches.

SAFE Circular 37 was issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75. If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, we also face regulatory uncertainties that could restrict our ability to adopt additional share incentive plans for our directors and employees under PRC law. Each of our directors and major shareholders has completed SAFE registration in connection with our financings and share transfer. However, we cannot compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations.

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

We and our PRC employees who have been granted stock options are subject to the Stock Option Rule and the New Stock Option Rule. In May 2008, UTSC, our former PRC subsidiary, made a filing with SAFE’s Beijing branch as required by the Stock Option Rule for UTSC’s PRC employees who participate in our employee stock option plans and UTSC obtained approval to open a special foreign exchange account at a PRC domestic bank. Subject to the Stock Option Rule, UTSC submitted material amendments of the stock incentive plan for its PRC employees in June 2011. Along with this submission, UTSC, as the domestic subsidiary of our overseas listed company, submitted on behalf of HUTS, the materials for the necessary filings for their PRC employees who participate in our employee stock option plan, which was officially accepted by SAFE’s Beijing branch in December 2011, but the final approval was not issued until March 31, 2012 when the New Stock Option Rule became effective. After the effectiveness of the New Stock Option Rule, we do not need to make a new registration for UTSC, HUTS and CUTS, but as required by SAFE, the application materials will have to be adjusted. Before we submitted the adjusted application material to SAFE, we divested our IPTV equipment business in August 2012, and as a result, UTSC is no longer our subsidiary. In addition, CUTS and UTST completed the cancellation registration on September 18, 2013 and December 3, 2014 respectively. Therefore, we are required and are currently in the process of making adjustments to the filings with SAFE for HUTS. We also shall comply with the requirements applicable to the companies which have completed the registration, including a quarterly update to SAFE, the registration of material amendments to our stock incentive plan and the registration for the foreign employees of our PRC subsidiaries when they continuously reside in China for no less than one year.

The enforcement of the laws on Employment Contracts and other labor-related regulations in the PRC may adversely affect our business and our results of operations.

On June 29, 2007, the National People’s Congress of China enacted the laws on Employment Contracts, or the Employment Contract Law, which became effective on January 1, 2008, amended on December 28, 2012. The Employment Contract Law established new restrictions and increased costs for employers to dismiss employees, including specific provisions related to fixed-term employment contracts, temporary employment, probation, consultation with the labor union and employee assembly, employment without a contract, dismissal of employees, compensation upon termination and overtime work, and collective bargaining. According to the Employment Contract Law, an employer is obliged to sign a labor contract with an unlimited term with an employee if the employer continues to hire the employee after the expiration of two consecutive fixed-term labor contracts subject to certain conditions or after the employee has worked for the employer for ten consecutive years. The employer also has to pay compensation to an employee if the employer terminates an unlimited-term labor contract. Such compensation is also required when the employer refuses to renew a labor contract that has expired, unless it is the employee who refuses to extend the expired contract or resign. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008 and its Implementation Rules on Paid Annual Leave for Employees, which became effective on September 18, 2008, employees who have served more than one year for an employer are entitled to a paid vacation ranging from 5 to 15 days, depending on their accumulative total length of service. Employers who fail to allow for such vacation time must compensate their employees three times their regular salaries for each vacation day disallowed, unless such employers can provide evidence, such as a copy of a written notice provided to their employees, that suggests the employers made arrangements for their employees to take such annual leaves, but such employees voluntarily waived taking their leaves or such employees waived their right to such vacation days in writing.

Registered public accounting firms in China, including our independent registered public accounting firm, are not inspected by the U.S. Public Company Accounting Oversight Board, which deprives us and our investors of the benefits of such inspection.

Auditors of companies whose shares are registered with the U.S. Securities and Exchange Commission, or the SEC, and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board (the “PCAOB”) and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards applicable to auditors. Our independent registered public accounting firm is located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB, notwithstanding the requirements of U.S. law, is currently unable to conduct inspections without the approval of the Chinese authorities. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission (“CSRC”) and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit inspections in the PRC of audit firms registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our common stock are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in the audit procedures and reported financial information and the quality of our audited financial statements.

If additional remedial measures are imposed on the Big Four PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC, we may have difficulties to timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Starting in 2011 the Chinese affiliates of the “Big Four” accounting firms were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S. listed companies operating and audited in mainland China, the SEC and the PCAOB, sought to obtain from the Chinese accounting firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In December 2012, the SEC instituted administrative proceedings against the Big Four PRC-based accounting firms, including our prior independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations there under by failing to provide to the SEC the firms’ audit work papers with respect to certain PRC-based companies that are publicly traded in the United States. On January 22, 2014, the Administrative Law Judge (the “ALJ”) presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit work papers to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months. The Big Four PRC-based accounting firms appealed the ALJ’s initial decision to the SEC. The ALJ’s decision does not take effect unless and until it is endorsed by the SEC.

In February 2015, the four China-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to PRC firms’ audit documents via the CSRC. If future document productions fail to meet specified criteria, the SEC retains the authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms.

While we cannot predict if the SEC will further review the four China-based accounting firms’ compliance with specified criteria or if the results of such a review would result in the SEC imposing penalties such as suspensions or restarting the administrative proceedings, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be affected. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to the delisting from NASDAQ or the termination of the registration of our common stock under the Exchange Act, or both, which would substantially reduce or effectively terminate the trading of our common stock in the United States.

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

Entities affiliated with Shah Capital Management, or collectively, Shah Capital, E-Town International Holding (Hong Kong) Co. Limited, or E-Town, and The Smart Soho International Limited, or Smart Soho, beneficially owned approximately 21.3%, 10.7% and 14.1%, respectively, of our outstanding shares as of September 30, 2017. E-Town also has the right to designate a member of our board of directors. As a result, Shah Capital, E-Town and Phicomm have the ability to influence all matters submitted to our shareholders for approval, as well as our management and affairs. Matters that could require shareholder approval include:

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

We are a Cayman Islands company, and we conduct a significant portion of our operations in the PRC. Substantially all of our assets are located outside of the United States. In addition, some directors and officers are residents of countries other than the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult for you to bring an action against our directors and officers in the United States. Even if you are successful in bringing an action, it may still be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.

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

As discussed more fully under “Item 10. Additional Information-E. Taxation-U.S. Federal Income Taxation,” we have been treating UTStarcom as a U.S. corporation for all purposes of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). As a result, we will be subject to U.S. federal income tax on our worldwide income. In addition, if UTStarcom pays dividends to a Non-U.S. Holder, as defined in the discussion under the section “Item 10. Additional Information-E. Taxation-U.S. Federal Income Taxation,” it will be required to withhold U.S. income tax at the rate of 30%, or such lower rate as may be provided in an applicable income tax treaty. Each investor should consult its own tax advisor regarding the U.S. federal income tax position of UTStarcom and the tax consequences of holding our shares.

ITEM 4-INFORMATION ON THE COMPANY

A.    History and Development of the Company

UTStarcom, Inc. was originally incorporated in 1991 as a Delaware corporation. In April 2011, we were incorporated as UTStarcom Holdings Corp. as an exempted company under the laws of the Cayman Islands. On June 24, 2011, we effected the Merger to reorganize the corporate structure of UTStarcom, Inc., and its subsidiaries. The Merger resulted in the shares of common stock of UTStarcom, Inc. being converted into the right to receive an equal number of ordinary shares in our capital, which were issued by us in connection with the Merger. Following the Merger, UTStarcom, Inc. became our wholly-owned subsidiary and we became the parent company of UTStarcom, Inc. and its subsidiaries. The transaction was accounted for as a legal re-organization of entities under common control. See “Item 4. Information on the Company-C. Organizational Structure” for a listing of our subsidiaries. We, together with our subsidiaries, continue to conduct our business in substantially the same manner as was conducted by UTStarcom, Inc. and its subsidiaries.

In July 2012, we announced a number of strategic initiatives, including the divestiture of our IPTV business, which accounted for 44.1% and 15.8% of our net sales in 2011 and 2012, respectively. The divestiture was closed in August 31, 2012. The divested IPTV business became a privately-held unaffiliated standalone company led by Mr. Jack Lu, our former chief executive officer. As part of the transaction, we invested in the IPTV business through a $20 million convertible bond that will be convertible into 33% of the new IPTV business’s common stock in five years. The new IPTV business entered into a brand licensing arrangement with us to ensure business continuity for its customers and business partners. The divestiture served as a means of redeploying capital to support higher return opportunities, particularly in the value-added services area, and accelerated our ongoing transition into a higher growth business. On April 7, 2015, we entered an agreement with UTStarcom Hong Kong Holdings Ltd., our former subsidiary, for the conversion of the $20.0 million convertible bond. Pursuant to the agreement, UTStarcom Hong Kong Holdings Ltd. paid $10.0 million in cash to us as partial payment of the principal of the $20.0 million convertible bond.  The remaining part of the principal and the interest of the convertible bond were converted to 14% of equity interest of UTStarcom Hong Kong Holdings Ltd.

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

On March 31, 2017, we received a preliminary non-binding proposal letter dated March 31, 2017 from Shah Capital Opportunity Fund LP, Himanshu H. Shah, Mr. Lu and his affiliates, and Tenling Ti, to acquire all of our outstanding shares not currently owned by them in a going private transaction for $2.15 per ordinary share in cash, subject to certain conditions. Our Board of Directors has formed a special committee consisting of two independent and disinterested directors, Sean Shao and Xiaoping Li to consider the proposal.

On October 24, 2017, the special committee of our board of directors received a notice from Shah Capital Opportunity Fund LP, Himanshu H. Shah, Hong Liang Lu and certain of his affiliates and Tenling Ti to withdraw the preliminary non-binding take-private proposal.

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

B.   Business Overview

Our core business is providing next-generation broadband telecommunication network products, solutions and services. As a global telecom infrastructure provider, we focus on delivering innovative carrier-class broadband transport and access (both Wi-Fi and fixed line) products and solutions, optimized for mobile backhaul, metro aggregation, broadband access as well as Wi-Fi data and value added services.

Our broadband products are designed to satisfy customer demand for high speed and cost-effective data, voice and multimedia services. Our broadband technologies enable high-speed voice, video and data access and transport over broadband IP-based networks. The broadband product lines include an innovative family of Packet Transport Network (PTN) products based on Multi-Protocol Label Switch Transport Profile (MPLS-TP) and Carrier Ethernet (CE) technologies. These products are enhanced through a proprietary Software Defined Network (“SDN”) platform to support the network evolution, and a Multi-Services Access Network (MSAN) platform. Wireless broadband access is served by our end-to-end Carrier Wi-Fi solution.

In addition to the well-established product lines mentioned above, which we sell to our customers worldwide, UTStarcom is actively involved in new products and solutions developments in several key target areas including Data Center and Low-latency L2/L3 Switch, Community Broadband projects and Smart City solutions. The new products and solutions utilize the experience and knowledge we have accumulated over the years in our key areas of expertise areas including optical communications, broadband access technologies and hardware and software design.

Packet Optical Products

Our packet optical products are based upon internationally-defined optical transmission and networking standards. The products convert and translate data, video, voice or other traffic into an optical signal that is transmitted over glass fiber. Today our packet optical transport product offering is composed of three major product lines: the Packet Transport Network (PTN) and the Next Generation Packet Transport Network (NG-PTN) products (which constitute our lines of Metro Access/Aggregation networking products), and the SyncRing product line designed for distribution of accurate synchronization timing signals over a packet switched network.

In October 2009, we announced the debut of our expanded NetRing Transport Network, or NetRing TN, the Packet Transport Network (PTN) product line based on the latest Multi-Protocol Label Switch Transport Profile (MPLS-TP) and Carrier Ethernet (CE) technologies. This product line combines packet switch, packet optical transport and time/clock synchronization technologies to meet customers’ metro-level networking requirements through support of wide range of protocols, standards and interfaces coupled with highest reliability and carrier-class set of features. It is a highly flexible, reliable, scalable and cost-effective solution and can be deployed for key applications such as carrier mobile backhaul, metro Ethernet services for enterprise and broadband aggregation. It is capable of carrying TDM, ATM, SDN/SONET and Ethernet services seamlessly over a reliable and scalable network, with resiliency at par with traditional SDH networks. It also enables legacy enterprise services over Ethernet, providing “wholesale” connectivity and an alternative for leased lines. The product line is implemented in a complete line of network elements from compact metro access boxes to high-performance core devices, and offers a broad feature set, including network-wide time/clock synchronization, carrier class sub 50ms recovery resiliency, guaranteed Quality Of Service (QoS) and Service Level Agreement (SLA) enforcement, end-to-end multi-layer Operation Administration & Maintenance (OAM), and a wide range of interfaces Ethernet, Time Division Multiplex (TDM), asynchronous transfer mode (ATM), synchronous digital hierarchy (SDH)/synchronous optical network (SONET). Products are managed a via comprehensive centralized network management system. To support the fast growth of PTN network deployment in field, we introduced the new release of Network Management System (NMS) in August 2013, which allows customers to expand the capacity of their existing PTN networks and aggregate the management of large-scale networks. The newly released NMS enhances the number of packet transport network nodes managed under one network, extending the industry average of few hundreds or thousands to 50,000 nodes, increases MPLS-TP service management volume capacity by fifteen times. Large volumes of NetRing TN (the Packet Transport Network (PTN) products) have already been deployed worldwide. During 2016 we saw significant demand for new deployments and expansions of existing networks. In 2017, we expect to sustain demand for these products in our key markets.

In November 2015 we introduced a new generation of our packet optical transport solution: the Next Generation Packet Transport Network (NG-PTN). The new NG-PTN solution brings together all of UTStarcom’s most recent innovative developments to deliver highly cost effective, scalable, agile and intelligent metro transport solutions to our customers. The solution implements an SDN-based dynamic control plane on a connection-oriented MPLS-TP/CE transport network and enables full integration with the company’s SOO TM Network SDN platform. The solution builds on the reliability and telecom carrier-grade feature set of our NetRing TM 700 Series PTN product family, while adding improved operational efficiency of hardware and software architecture, 100GE interface support, and various automation features and advanced services.

Key features of UTStarcom’s new NG-PTN platform include:

•                      Improved and highly efficient hardware and software architecture, high port density, low power consumption

•                      A wide range of supported interfaces up to 100GE

•                      Full integration with UTStarcom’s SDN solution SOOTM Network

•                      Support of L3VPN, BoD and other advanced dynamic services from the SDN-based dynamic control plane

•                      Advanced automation features (with future software releases)

•                      Based on MPLS-TP/CE, a rich feature set including sub-50ms resiliency, and precise network time/clock synchronization with 1588v2 and SyncE, QoS etc.

•                      Overall capital and operating expense savings

There are two newly-released innovative products, the TN701B and TN703A, which are designed for Metro Access and Aggregation applications. TN701B is a compact access device featuring 10Gbps capacity and GE interfaces support. It is also suitable for efficient deployment and backhauling of Wi-Fi networks given the support of Power over Ethernet (“PoE”) technology. TN703A is positioned as a higher-level access device offering 64Gbps capacity in a compact 1RU enclosure, and supports 10GE/GE/STM-1/E1 interfaces.

The release of the NG-PTN solution followed the debut of a 100GE core switch device TN765 in 2014. NetRingTN765 has been upgraded to support new features of NG-PTN and is now part of our Next Generation Packet Transport Network (NG-PTN) product family. The NetRingTN765 products aims to help operators enhance profitability by extending capacity, throughput and deployment flexibility of MPLS-TP networks in the metro aggregation and core segments. It offers enhanced throughput (1Tbps) to support higher aggregation levels, 100 GE interface support and multiple 10GE interfaces for more efficient network deployment. On top of that, the product is enhanced through SDN-based orchestration for automated service provisioning and network efficiency optimization. By the end of 2016, over one thousands of NetRingTN765 devices with 100GE interfaces have been deployed in field with 100GE interfaces. The growth of 100GE interface and system deployment became significant and contributed significantly to the Company’s revenue in 2016. We plan to extend support of 100GE in our product portfolio with release of new NG-PTN products in future.

In 2016 we released the SyncRing product family, which is designed for highly accurate time and frequency synchronization over packet switched network based on PTP (IEEE1588v2) and Synchronous Ethernet technologies. The product family includes XGM10/20 grand master devices and XBC510 boundary clock switches centrally managed by our proven OMC-O NMS network management platform. The SyncRing solution is mainly aimed at mobile network operators due to its ability to meet the stringent synchronization accuracy requirements of LTE/LTE-A, as well as to meet lower TCO targets that are especially critical for the swiftly growing segment of small cell deployments. The SyncRing product can be deployed as a standalone solution working with the existing backhaul network infrastructure, or in combination with NG-PTN products to provide a complete comprehensive “future-proof” mobile backhaul solution.

In 2017, the SyncRing solution was deployed in the LTE mobile network of one of the largest Mobile network operators (MNO) in Japan. It was one of the first commercial deployments of sync-over-packet solution on mobile networks in Japan. Over 900 sets of XBC510 + XGM20 have been shipped.

SDN Platform

In 2014, we launched a major SDN initiative to offer customers a faster and more economical approach to construct networks and cloud-based solutions that significantly upgrade the end-user experience. This dedicated development effort resulted in a suite of products based on Software Defined Network (SDN) technology combined in a family of SOO TM products. UTStarcom’s SOO Network (Software-defined Open Packet Optical) solution answers the needs of telecom operators for the next generation intelligent network, helping them to reduce capital expenditures and operating expenses, while enhancing overall network performance, availability and bandwidth efficiency and improving the customer experience. The solution helps to address the challenges related to the rapid growth of mobile and cloud services, media streaming and social networking, as well as the fast emergence of new applications and services. These trends h sets new requirements not only for ever-increasing network capacity, but makes it essential for operators to be able to adapt their telecom infrastructure and respond quickly to a changing environment. With SOO network operators gain unprecedented programmability, automation, and network control, which enables them to build highly scalable, flexible networks that readily adapt to changing business needs.

Our implementation of SDN brings a number of benefits to network operators and their customers, including automated operation, e2e service provisioning, rapid services activation and management, faster introduction of value-added services and new business models, better network utilization efficiency on global scale, a high level of scalability and flexibility, higher services availability, improved customer experience, reduced TCO, interoperability and multi-vendor support.

The solution consists of three major elements:

•                      SOO Station — a distributed hierarchical SDN Controller that provides a reliable solution for orchestration of abstracted underlying physical network resources, as well as the management of open APIs for vertical integration of applications.

•                      SOO Applications — a set of native SOO and 3rd party applications designed to help carriers to optimize and automate network operation, while addressing customer needs with interactive customer-specific applications.

•                      “SDN-ized” Network Infrastructure — UTStarcom’s SDN-ized optical transport network infrastructure combining the carrier-grade features of optical packet transport with all the benefits of SOO SDN Technology.

The long-term objective of this solution is to enable SDN deployment without changes on the existing devices in the infrastructure while supporting technology and products integration from multiple -vendors, including wire-line to wireless, traffic access to data center, legacy network to new SDN device, and topology management to service provisioning.

We conducted the proof of concept (PoC) of this new technology, trademarked SOOTM for (“Software Defined Open Packet Optical Network”), with major Tier-1 operators in Tokyo, Japan in May 2014. The PoC demonstrated the ability of SOO TM to enable dynamic as well as pre-planned bandwidth-on-demand provisioning in addition to the provisioning of standard MEF Ethernet services and full Layer 3 IP-VPN services.

In 2015 we introduced several major new services of SOOTM SDN Solution. Both functions are integrated with the SDN Controller SOO TM Station and interfaces with our NetRing TN700 Series products. The new SDN services are:

•                      uFlex BoD SOOTM Service — SDN-based Bandwidth on Demand service for Ethernet leased subscribers. The solution offers higher service flexibility to carriers and their customers. It allows operators to better target their customers’ requirements for bandwidth with automated real-time or scheduled service provisioning and modification, while improving overall network bandwidth utilization.

•                      Centralized Layer 3 solution over Packet Optical Transport network. This delivers a number of L3 features like L3 routing over L2 transport, IPv4/v6 support and Layer 3 Virtual Private Network (L3 VPN) service over Packet Optical Transport network. The Layer3 solution with SDN/NFV enabling is essential for the targeted customers implementing next generation mobile backhaul, IoT and other applications.

In 2016 we passed an important milestone by completing a successful de demonstration to our customers of SDN-based L3VPN and related products and features to our customers.

Carrier Wi-Fi Products

Our Carrier Wi-Fi product line includes a complete carrier-grade solution for a managed wireless access network: Wireless Access Controllers, VAS Platform, Network Management System and Wi-Fi Access Points (AP) for carrier and MSO markets and various deployment scenarios. Our Wireless Access Controllers portfolio provides a great scalable solution suited for different customers (Carrier, Enterprise) and different deployment scenarios. It includes the hardware-based MSG series of Wireless Access Controllers, and our newest MSC-C cloud-based Wireless Access Controller featuring planning, configuration, control, as well as operation and maintenance functions implemented in the cloud. MCS-C can be optionally bundled with an O2O Marketing platform and Location Based Services platform in order to enable operators to provide value-added services and exploit additional monetization opportunities.

Since 2013, we have successful deployed MSG10000 to certain key customers and carried commercial and live traffic. In 2016 we added support of the newest 802.11ac Wave 2 technology to our portfolio of Wireless Access Points implemented in UPA-3330 and UOA-5330D products. There is strong interest in our Carrier Wi-Fi products in the India market. We plan to expand our Carrier Wi-Fi offering to new markets including the USA. Growing demand from the India market resulted in the recent deployment of a large Carrier Wi-Fi network in two cities of India. In 2017, we have already shipped eight units of MSG2000 Wireless Access Controllers and about 10,000 Wireless Access Points for that project.

MSAN Products

MSAN offers a wide range of services over twisted pair copper and optical fiber including IPTV, High-Speed Internet Access, POTS, ISDN, VoIP. UTStarcom’s iAN Multimedia Network Edge is a leading MSAN platform with accumulated over 40 million lines installed worldwide. The latest iAN platform-iAN1200 series MSAN portfolio that was introduced in 2008 accommodates carrier-grade broadband access, telephony and data service interfaces in a single compact NGN platform, enabling operators to offer value added “Triple Play” and broadband business services and migration to NGN while maintaining the traditional telephony services. The MSAN B1200 product line includes high (iAN B1205E), medium (iAN B1205) and low (iAN B1202) capacity devices that offer the benefit of converged access with an integrated TDM migration, POTS termination, DSL, Media Gateway and Ethernet/ xPON uplinks on the same platform. With a newly added Voice over Internet Protocol-large scale Session Initiation Protocol (SIP) gateway with Internet Protocol version 6 (IPv6) support, the MSAN B1200 was widely deployed and expended in 2015-2016.

MARKETS AND CUSTOMERS

The table below describes net sales by geographic region for the fiscal years ended December 31, 2016, 2015 and 2014.

	Years Ended December 31,
	2016	% of net sales	2015	% of net sales	2014	% of net sales
	(in thousands, except percentages)
Net Sales by Region
China	$4,021	5%	$9,490	8%	$15,465	12%
India	$33,021	38%	$34,836	30%	$37,424	29%
Japan	$45,561	52%	$57,483	49%	$58,999	46%
Taiwan	$3,217	4%	$7,904	7%	$6,706	5%
Other	$692	1%	$7,390	6%	$10,826	8%
Total	$86,512	100%	$117,103	100%	$129,420	100%

Our products and services are used primarily in Asia. In 2014, 2015 and 2016, Japan was our largest market, representing 45.6%, 49.1% and 52.0% of our net sales, respectively.

Our key target geographical markets for the deployment of our broadband infrastructure products are Japan, India, Taiwan and other Asia Pacific regions. We believe these geographical markets provide a significant amount of opportunity given their relatively low broadband penetration rates and strong consumer demand for new broadband services. We observe consistently high interest in our products in the India market, and see potential for growth there for many of our product lines including optical transport and aggregation, fixed and wireless broadband access. We expect more upgrade projects and new deployments to expand our market share for broadband Internet network equipment in India.

Our customers, typically telecommunications and cable service providers, enable delivery of wireless, wire line and broadband access services including data, voice, and/or television to their subscribers. They include, but are not limited to, local, regional, national and international telecommunications carriers, including broadband, cable, Internet, wire line and wireless providers. Telecommunications and cable service providers typically require extensive proposal review, product certification, test and evaluation and network design and, in most cases, are associated with long sales cycles. Our customers’ networking requirements are influenced by numerous variables, including their size, the number and types of subscribers that they serve, the relative tele-density (the number of phone lines per 100 persons) of the geography served, their subscriber demand for IP communications and access services in the served geography. A significant portion of our net sales is derived from a Japanese customer, Softbank, which is also one of our former shareholders. In 2016, our net sales to Softbank totaled approximately $43.2 million, representing approximately 50% of our total net sales. We anticipate that our dependence on Softbank will continue for the foreseeable future. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business-We rely on a Japanese customer for a significant portion of our net sales. Any deterioration of our relationship or any interruption to our ongoing collaboration with this customer may significantly harm our business, financial condition and results of operations.”

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

We believe our competitive strengths is derived from three main factors: our ability to introduce and deploy well-developed IP- based technologies and products; our reputation for providing a customer-centric business model, and our ability to solve complex problems. Our competitive disadvantages include our relatively smaller size in terms of revenues, working capital, and financial resources and headcount; our lack of historical sales to many of the largest carriers in well-established markets and our lack of consumer brand recognition in markets.

The broadband infrastructure market is subject to intense competition worldwide from numerous global and regional competitors, including some of the world’s largest companies. These companies leverage pricing, payment terms and their pre-existing customer relationships. Specific competitors in this segment include Cisco, Juniper, Nokia, Alcatel-Lucent, Coriant, CIENA Corporation, ECI Telecom, Huawei Technologies, and ZTE Corporation.

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

We also have a larger Silicon Valley office to enhance our sales and marketing efforts with telecommunications carriers and cable service providers in the United States, a key target market.

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

We currently manufacture our products at our Hangzhou, China facility.

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

In the past we have made, and expect to continue to make, significant investments in research and development. For the years ended December 31, 2016, 2015 and 2014 our R&D expenses totaled $8.5 million, $11.3 million, and $11.7 million, respectively. The decrease in R&D expenses is primarily due to reduced spending in non-core business units and cost reductions resulting from streamlined operations.

INTELLECTUAL PROPERTY

Our ability to compete depends in part on our proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements and licensing arrangements, to establish and protect our proprietary rights. In addition, we have, from time to time, chosen to abandon previously filed applications. Patents may not be issued and any patents issued may not cover the scope of the claims sought in the applications. Additionally, issued patents may be found to be invalid or unenforceable in the courts of those countries where we hold or have filed for such patents or patent applications. Our U.S. patents do not afford any intellectual property protection in China or other international jurisdictions. Additionally, patents that we hold in countries other than the United States do not afford any intellectual property protection in the United States. Please refer to the discussion of risks associated with our intellectual property in “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business-We may be unable to adequately protect against the loss or misappropriation of our intellectual property, which could substantially harm our business.”

SEASONALITY

Although we experience some seasonality typical of the telecommunications industry, our revenues and earnings have not demonstrated consistent seasonal characteristics. In contrast, our results of operation are generally impacted more significantly by factors such as customer concentration and the timing of revenue recognition.

RAW MATERIALS

We source and purchase components comprising of active and passive electronic parts, mechanical and electrical parts, OEM and third party parts in the open markets from China and overseas. Prices for these component parts typically vary with the global and local supply and demand dynamics as well as raw material price fluctuations. Component part price volatility is also affected by one-off events such as the earthquake in Japan and flooding in Thailand resulting in short-term electronic component and hard drive shortages respectively. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business.”

REGULATIONS

Multiple government bodies are involved in regulating and administering affairs in the telecommunications and information technology industries in China, among which the MIIT, NDRC, SASAC and SAPPRFT play the leading roles. These government agencies have broad discretion and authority over all aspects of the telecommunications and information technology industry in China, including but not limited to, setting the telecommunications tariff structure, granting carrier licenses and frequencies, approving equipment and products, granting product licenses, approving of the form and content of transmitted data, specifying technological standards as well as appointing carrier executives, all of which may impact our ability to do business in China. See “Item 3. Key Information-D. Risk Factors-Risks Relating to Conducting Business in China.”

C.   Organizational Structure

We are a holding company incorporated in the Cayman Islands.

The following table sets forth our subsidiaries, including their country of incorporation or residence and our ownership interest in such subsidiaries.

Name	Place of Incorporation or Organization	Proportion of Ownership Interest
UTStarcom, Inc.	U.S.A	100%
UTStarcom International Products, Inc.	U.S.A	100%
UTStarcom International Services, Inc.	U.S.A	100%
Issanni Communications, Inc.	U.S.A	100%
UTStarcom Telecom Co., Ltd	China	100%
UTStarcom Hong Kong Ltd	Hong Kong SAR	100%
UTStarcom Japan KK	Japan	100%
UTStarcom, S.A. de C.V.	Mexico	100%
UTStarcom Ireland Limited	Ireland	100%
UTStarcom Taiwan Ltd	Taiwan	100%
UTStarcom Korea Limited	Korea	100%
UTStarcom India Telecom Pvt	India	100%
UTStarcom (Thailand) Limited	Thailand	100%
MyTV Corporation	Cayman Island	100%
UTStarcom (Philippines), Inc.	Philippines	100%
UTStarcom Hong Kong Investment Holding Ltd	Hong Kong SAR	100%
Virtual Gateway Labs, Inc.	U.S.A	100%

D.    Property, Plants and Equipment

Our principal executive offices are located in Hong Kong, China. Our research and development, manufacturing and back office functions are located at our office facilities in Hangzhou, China.

In July 2016, we entered into a new non-cancellable lease agreement for our office facilities in Hangzhou, China. Under the term of this lease agreement, we have leased 14,673 square meters (approximately 0.2 million square feet) of gross floor area, through Jul 31, 2021. In addition, we lease 0.01 million square feet are properties in North America. We maintain sales and customer support offices in several countries covering Japan, India, Taiwan and the United States. We believe our facilities are suitable and adequate to meet our current needs.

ITEM 4A-UNRESOLVED STAFF COMMENTS

None.

ITEM 5-OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements for the periods specified and their related notes included in this Annual Report on Form 20-F, as well as “Item 3. Key Information-A. Selected Financial Data.” This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words “expect,” “anticipate,” “intend,” “believe,” or similar language. All forward-looking statements included in this Annual Report are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. In evaluating our business, you should carefully consider the information provided under “Item 3. Key Information-D. Risk Factors.” Actual results could differ materially from those projected in the forward-looking statements. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.    Operating Results

OVERVIEW

We are a global telecom infrastructure provider dedicated to developing technology that will serve the rapidly growing demand for bandwidth from cloud-based services, mobile, streaming and other applications. We work with carriers globally, from Asia to the Americas, to meet this demand through a range of innovative broadband packet optical transport and wireless/fixed-line access products and solutions. We focus on delivering innovative carrier-class broadband transport and access products and solutions, optimized for mobile backhaul, metro aggregation, broadband access and Wi-Fi data offloading. Collectively, our range of solutions is designed to expand and modernize telecommunications networks through smooth network system integration, lower operating costs and increased broadband access. We also provide the carriers with increased revenue opportunities by enhancing their subscribers’ user experience. The majority of our business is based in Japan, India, Taiwan, China and other Asian markets.

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

•                             Maintain our position in Japan, India and Taiwan while solidifying our presence in selective geographical markets in Asia;

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

We are still the primary obligor for certain contracts that some customers were not willing to assign to the buyer. Even though we signed back-to-back contracts to transfer all obligations and associated economic risks and benefits to the buyer, from the customer point of view, we are the sole and only obligor to their contracts. If the buyer fails to fulfill its obligations under these back-to-back contracts, we are still obligated to fulfill the obligations under the un-assigned contracts with the customers. Therefore, we were not able to derecognize the related liabilities of those un-assigned contracts. Since the economic risks and benefits of the un-assigned contracts had been transferred to the buyer of the IPTV business, we recorded a portion of the payment made to the buyer at the time of the divestiture as the deferred service cost to offset such liabilities related to those un-assigned contracts. As of December 31, 2016, we had both liabilities and deferred costs of $10.2 million related to those un-assigned contracts. We will continue to recognize revenue for those un-assigned contracts when they meet the revenue recognition criteria. At the same time, we will recognize an equal amount of deferred costs associated with those contracts. Therefore, there will be no gross profit impact from the revenue recognition of those contracts.

Investments

In September 2004, we invested $2.0 million in Series A preferred stock of ImmenStar, Inc., or ImmenStar. ImmenStar was a development stage company that designed a chip that was used in our products. This investment was accounted for under the cost method. In February 2007, ImmenStar was acquired by Cortina Systems, Inc., or Cortina. In exchange for our investment in ImmenStar, we received 3.6 million shares of Series D Preferred Convertible Stock of Cortina at $0.837 per share and $1.8 million cash in March 2007, and an additional 0.4 million shares of Series D Preferred Convertible Stock of Cortina at $0.837 per share and $0.2 million cash from escrow during 2008. As a result of the acquisition, we recorded a gain on investment of $2.8 million in other income, net in 2007 and $0.5 million in 2008. We owned approximately 1% interest in Cortina as of December 31, 2013. On July 30, 2014, Cortina was acquired by Inphi Corporation, or Inphi, a public company listed on the New York Stock Exchange. Upon the Merger agreement between Inphi and Cortina, we recorded $1.5 million investment loss in the third quarter of 2014. In exchange for the 1% interest in Cortina, we received 124,395 shares with a par value at $0.001 per share on November 14, 2014. Management assessed the shares and classified the investment as available-for-sale. As of December 31, 2014, the fair value of the shares was $2.3 million, with an unrealized gain of $0.5 million recorded in Other Comprehensive Income. In the first quarter of 2015, we sold the 124,395 shares of Inphi stock for total cash consideration of $2.4 million, which resulted in realized gain of $0.6 million in Other Income. In the second quarter of 2015, we also received $0.7 million in cash proceeds in connection with the sale of assets that had a $0 net carrying value, resulting in a realized gain in Other Income. In the fourth quarter of 2015, another $0.3 million was released from escrow deposited by Inphi during the transaction and we recorded as a realized gain in Other Income. In the second quarter of 2016, another $0.1 million was released from escrow deposited by Inphi during the transaction and we recorded as a realized gain in Other Income.

In October 2004, we invested $3.0 million in Series D preferred convertible stock of GCT Semiconductor, Inc., or GCT, which designs, develops and markets integrated circuit products for the wireless communications industry. This investment represents approximately a 0.4% interest in GCT. This investment is accounted for under the cost method. Every year, we reviewed the carrying value of our investment in GCT Semiconductor including reviewing its cash position, recent financing activities, financing needs, earnings/revenue outlook, operational performance, and competition. We assessed the fair value of GCT as of December 31, 2016, and recorded $0.8 million impairment charge. As of December 31, 2016, the book value of the investment was zero.

In 2008, we invested $0.5 million into SBI NEO Technology, or SBI, in exchange for approximately 2% of the partnership interest in SBI. The partnership’s investment objective is to invest in unlisted or listed companies in Japan and overseas that are engaged in high growth businesses, including businesses focused on information technology and the environment. In 2010, 2011 and 2012, we contributed an additional $0.7 million, $0.7 million and $0.6 million into SBI, respectively, maintaining a partnership interest of approximately 2%. We concluded that we do not have a controlling interest in SBI as we do not have the power to direct the activities of SBI that most significantly impact the entity’s economic performance, nor do we have any significant influence over SBI, therefore, we account for the investment in SBI using the cost method. In the fourth quarter of 2014, we received $0.1 million from SBI partially reducing the SBI investment. In the second and fourth quarter of 2015, we received $0.26 million from SBI, partially reducing the SBI investment. In the second and fourth quarter of 2016, we received $0.1 million and $0.6 million, respectively, partially reducing the SBI investment. Subsequent to the fourth quarter, the final refund of $0.5 million was received in January 2017. In 2016, the remaining balance of $0.2 million was written off. As of December 31, 2016, the $0.5 million investment was reclassified as short-term investment.

In December 2010, we invested $2.1 million into Aceland Investments Limited, or (“Aceland”). Aceland is a joint venture entity we formed with ZTE H.K. Limited. Aceland’s investment objective is to participate in the investment in Wireless City Planning operated by Softbank to develop XGP business. Pursuant to the investment agreement, in the second quarter of 2011, we extended a shareholder loan to Aceland in the amount of $7.1 million with a maturity date of December, 31, 2015, which could be used by Aceland to subscribe for Class B Wireless City Planning shares. The shareholder loan was made by all shareholders of Aceland in proportion to their equity interests in Aceland. Based on the terms of the loan which make repayment contingent on certain events, we accounted for it as an equity investment. We owned an approximately 35% interest in Aceland as of December 31, 2013 and account for the investment in Aceland using the equity method. Aceland is a holding company and its sole investment is the 5.82% interest of Wireless City Planning, which is an early-stage company. On March 24, 2016, Wireless City Planning made the repayment to Aceland for the matured investment and shareholder loan in the amount of $23.5 million. The allocation for UTStarcom is estimated to be $8.2 million. As a result, we recorded a $1.0 million impairment charge to the Aceland investment in 2015.In the fourth quarter of 2016, we received $6.7 million cash to offset the Aceland investment. During the year of 2016, we picked up $1.0 million gain from realized foreign exchange in Aceland. As of December 31, 2016, the book value of the investment was $2.6 million.

On August 31, 2012, we completed the sale of our IPTV business to UTStarcom Hong Kong Holdings Ltd., which is our former subsidiary and subsequently owned by Jack Lu, our former Chief Executive Officer. We paid a total consideration of approximately $30.0 million related to the net liabilities transferred. In connection with this transaction, we recorded a net loss of $17.5 million during 2012. On the same day, we purchased a $20.0 million Convertible Bond from UTStarcom Hong Kong Holdings Ltd. The Convertible Bond bears interest at 6.5% per annum and will mature on August 31, 2017. On or prior to the maturity date, if UTStarcom Hong Kong Holdings Ltd. achieves P&L run-rate of breakeven, the $5.0 million of principal of the Convertible Bond will be converted into 8% of the outstanding shares of UTStarcom Hong Kong Holdings Ltd. At the maturity date, we may convert the outstanding principal amount of the Convertible Bond and all accrued and unpaid interest into fully paid and non-assessable ordinary shares of UTStarcom Hong Kong Holdings Ltd. equal to 25% (if 8% of shares specified above are issued) or 33% (if 8% of shares specified above are not issued) of the outstanding shares of UTStarcom Hong Kong Holdings Ltd. or may elect cash payment. The Convertible Bond was classified as available-for- sale securities subject to fair value accounting. On April 7, 2015, we entered an agreement with UTStarcom Hong Kong Holdings Ltd. for the conversion of the $20.0 million Convertible Bond. The agreement was effective on April 7, 2015. Pursuant to the agreement, UTStarcom Hong Kong Holdings Ltd. paid $10.0 million in cash to us as partial payment of the principal of the Convertible Bond. The remaining principal and interest of the Convertible Bond were converted to 14% of equity interest of UTStarcom Hong Kong Holdings Ltd. We used the cost method to account for this investment. During the 2016 yearend financial statement close process, we identified an impairment on our investment of UTStarcom Hong Kong Holdings Ltd. which existed as at December 31, 2015, which increased the investment impairment and reduced our net book value of Long-term investments by $6.5 million. As of December 31,2016 and 2015, the book value of this investment was $3.5 million and $3.5 million, respectively. The previous valuation of UTStarcom Hong Kong Holdings Ltd., was based on future revenue projections. Subsequent analysis of the actual revenue in 2016 and revenue up to the third quarter of 2017 indicated that the previous revenue projections were significantly overstated and would not be a reasonable methodology to determine the fair value of this entity. Valuation based on the audited net asset value was deemed to be a more reliable approach and was adopted in both 2016 and 2015 which resulted in an impairment charge of $6.5 million as of December 31, 2015. See Note 6 to our Consolidated Financial Statements included under Item 18 of this Annual Report on Form 20-F.

In November 2012, we invested $8.0 million in Series B Preferred Stock of AioTV Inc, or AioTV. AioTV stands for “all-in-one TV” and AioTV is a leading international cloud-based video aggregation and distribution platform. Our investment objective is to obtain access to technology that will support our rollout of subscription-based, value- added media services. We owned a 44% equity interest of AioTV as of December 31, 2013. The preferred stock was classified as available-for-sale securities. AioTV currently cooperates with consumer electronics makers, cable and telecommunications service providers in North America, South America and Europe. In December 2015, we invested $0.5 million in a convertible bond issued by AioTV. The convertible bond bears interest at 10.0% per annum and matured on May 7, 2016, which was subsequently extended to March 28,2017. In the fourth quarter of 2016, we invested another $0.3 million convertible bond issued by AioTV, which bears interest at 10% per annum and matured on October 7, 2017. The convertible bond is classified as an available-for-sale securities subject to fair value accounting. During 2016, we assessed the fair value of the investment, and concluded that there was a $4.3 million impairment charge on fair value relating to this investment, and the book value as of December 31, 2016 was $1.7 million. On May 30, 2017, we converted all the existing 25,527,008 Series B Preferred Shares of AioTV into 25,527,008 common shares of AioTV at a conversion price of $0.320937 per share, and converted $576,068.00 of the principal amount and the accrued and unpaid interests of the $0.5 million convertible debenture issued on December 7, 2015 into 2,269,856 common shares of AioTV at a conversion price of $0.253790596 per share, and we signed a “Note Purchase Agreement” with AioTV. Pursuant to the “Note Purchase Agreement”, total commitment amount was $0.8 million, including $319,315 existing convertible bond issued on October 6, 2016 together with the accrued and unpaid interest into convertible promissory note, and promised to purchase one or more convertible promissory notes from time to time, in an aggregate principle amount equal to $480,685. In the second quarter and third quarter of 2017, we paid $0.1 million and $0.38 million to purchase the convertible promissory note, respectively.

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

Through December 31, 2015, we have invested $20.0 million in preference shares and $35.1 million in convertible bonds of UiTV Media. If converted, these investments represent approximately 73% of the equity of UiTV Media. Nevertheless, we do not have control over UiTV Media because the founder and CEO of UiTV Media retains the right to elect three of the five board members of UiTV Media unless the voting interests controlled by him fall below 10% of the total voting interests of UiTV Media. As the UiTV Media board of directors has the power to elect or dismiss officers, approve the budget, make strategic decisions and evaluate possible merger and acquisition opportunities of that company, the founder and CEO of UiTV Media controls that company. UiTV Media is considered a Variable Interest Entity because it is thinly capitalized. Management has concluded the founder and CEO of UiTV Media was the primary beneficiary of UiTV Media for the years ended December 31, 2016 and 2015 because he met the power criterion and loss/benefits criterion in accordance with ASC 810-10-25. For the above reasons, we did not consolidate UiTV Media as of and for the years ended December 31, 2016 and 2015.

RESTATEMENT OF PREVIOUSLY FINANCIAL STATEMENTS

While preparing our financial statements for fiscal year ended December 31, 2016, we identified an error in our historical financial statements as of December 31, 2015 and for fiscal year then ended (the “Restated Period”). Management has considered the impact to current and past financial statements under the SEC’s authoritative guidance on materiality and determined the error was material, and a restatement of the prior financial statements is required. See Note 1 to the Consolidated Financial Statements. The restatement reflects adjustments to correct for understating investment impairment and overstating long term investments by approximately $6.5 million.

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

Certain arrangements with multiple deliverables may continue to have stand-alone software deliverables that are subject to the existing software revenue recognition guidance along with non-software deliverables that are subject to the amended revenue accounting guidance. The revenue for these multiple element arrangements is allocated to the stand-alone software deliverables as a group and the non-software deliverables based on the relative selling prices of all of the deliverables in the arrangement using the fair value hierarchy in the amended revenue accounting guidance. For stand-alone software sales after December 31, 2010 and for all transactions entered into prior to the first quarter of 2011, we recognize revenue based on the software revenue recognition guidance. Under the software revenue recognition guidance, we use the residual method to recognize revenue when an arrangement includes one or more elements to be delivered at a future date and VSOE of the fair value of all the undelivered elements exists. VSOE of fair value of each element is based on the price charged when the element is sold separately. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the contract price is recognized as revenue when all other revenue recognition criteria are met. If VSOE of fair value of one or more undelivered elements does not exist, all revenue for delivered and undelivered elements is deferred until delivery of all elements occurs or when VSOE of fair value of the undelivered elements can be established. In some cases, we have agreed to give software upgrade rights on a “when and if made available” basis for no additional consideration and for an unspecified period which could extend over the term of the contract. This additional contract obligation is an element of “post- contract support”, or PCS. We have not established VSOE of fair value for such contract element. Accordingly, the revenues from such contracts are recognized ratably over the expected period of PCS, which is generally the term of the contract. In some cases, where there is no stated contractual term, revenue is recognized ratably over the estimated period of PCS. We review assumptions regarding the estimated PCS periods on a regular basis. If we determine that it is necessary to revise our estimates of the PCS periods, the amount of revenue recognized over the life of the contract would not be affected. However, to the extent the new assumptions regarding the PCS periods were different from the original assumptions, the contract revenues would be recognized over the remaining expected PCS period.

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

On August 31, 2012, we completed the sale of our IPTV business to an entity founded by Mr. Jack Lu, our former Chief Executive Officer, and paid total consideration of approximately $30.0 million related to the net liabilities transferred. As some customers were not willing to assign their contracts to the buyer, we are still the primary obligor for those contracts that were not legally assigned to the buyer. Even though we signed back-to-back contracts to transfer all obligations and associated economic risks and benefits to the buyer, from the customer point of view, we are the sole and only obligor to their contracts. If the buyer fails to fulfill its obligations under the back-to-back contracts with respect to these un-assigned contracts with us, we are still obligated to fulfill the obligations under the un-assigned contracts with the customers. Therefore, we were not able to derecognize the related liabilities of those un-assigned contracts. Since all of the economic risk and benefits of those un-assigned contracts had been transferred to the buyer of the IPTV business, we recorded a portion of the payment made to the buyer at the time of the divestiture as the deferred service cost to offset the remaining liabilities related to those un-assigned contracts. As of December31, 2016, we had both liabilities and deferred costs of $10.2 million related to those un-assigned contracts.

India’s Department of Telecommunications (“DOT”) requires equipment manufacturers to meet certain security and supply chain standards to the satisfaction of Indian authorities. We entered into these separate general security agreements with several customers in India which establish detailed security and supply chain standards covering products supplied to these telecommunication customers as required by the Indian authorities. These agreements contain significant penalty clauses in the event a security breach is detected related to product supplied by us. In May 2011, India’s DOT provided a revised template for these agreements, but we have not executed the revised agreement with our customers. Prior to 2015, management was unable to estimate the likelihood of non-compliance or the financial impact of any such potential security breach on our company’s financial position, results of operations, or cash flows. As of December 31, 2014, we had not been charged with any penalty liability related to these agreements. In 2014 and 2013, there was no revenue recognized in relation to contracts signed after the effective date of the agreements, as management did not believe it had met the criteria to recognize revenue because we did not have enough evidence to prove the security requirements as designated in the agreements were met and was unable to estimate the likelihood of non-compliance or the financial impact of any such potential security breach on our company’s financial position, results of operations, or cash flow. As of December 31, 2014, deferred revenue and deferred costs related to contracts covered by these security agreements were $11.7 million and $5.7 million, respectively. As of December 31, 2013, deferred revenue and deferred costs related to contracts covered by these security agreements were $10.2 million and $5.3 million, respectively. In 2015, we reassessed the revenue recognition on these agreements and concluded the likelihood of DOT non-compliance is low. This assessment is based on several factors, including 1) decreasing activities under these customer contracts; 2) no reports or findings of any spyware or malware in the equipment supplied by the Company in the past five year period, which is approximately the estimated useful life of such kind of equipment; and 3) quality assurance reports about the reliability of our equipment. Hence, we considered it appropriate to recognize revenue. In 2015, we recognized $11.8 million revenues with $5.4 million cost of goods which including equipment revenue $5.6 million with $5.4 million cost of goods and equipment based service revenue $6.2 million with $0.01 million cost of goods. As of December 31, 2015, deferred revenue and deferred costs related to contracts with these customers covered by these security agreements were nil and nil, respectively.

Because of the nature of doing business in emerging markets, our billings and/or customer payments may not correlate with the contractual payment terms and we generally do not enforce contractual payment terms prior to final acceptance. Accordingly, accounts receivable is not recorded until we recognize the related customer revenue. Advances from customers are recognized when we have collected cash from the customer, prior to recognizing revenue. Deferred revenue is recorded if there are undelivered elements after final acceptance has been obtained. We had current deferred revenue of $10.7 million and $17.0 million, and long-term deferred revenue of $3.8 million and $8.6 million at December 31, 2016 and 2015, respectively. Costs related to deferred revenue are also deferred until revenue is recognized. See “Deferred Costs” below.

Operating Leases

We lease office space under operating lease agreements with an initial lease term up to five years. Rental expense is recognized from the date of initial possession of the leased property on a straight-line basis over the term of the lease.

Restructuring Liabilities, Litigation and Other Contingencies

We account for our restructuring plans using the guidance provided in ASC 420 “Exit or Disposal Cost Obligations” and ASC 712 “Compensation-Nonretirement Postemployment Benefits”. We account for litigation and contingencies in accordance with ASC 450, “Contingencies”, which requires that we record an estimated loss from a loss contingency when information available prior to issuance of our financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of loss can be reasonably estimated.

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

Product Warranty

We provide a warranty on our equipment for a period generally ranging from one to two years from the time of final acceptance. At times, we have entered into arrangements to provide limited warranty services for periods longer than two years. We provide for the expected cost of product warranties at the time that revenue is recognized based on an assessment of past warranty experience and when specific circumstances dictate. We assess the adequacy of our recorded warranty liability every quarter and make adjustments to the liabilities if necessary. Specific warranty accruals are reversed upon the expiration of the warranty period and are recorded as reduction of cost of sales. From time to time, we may be subject to additional costs related to non-standard warranty claims from our customers. If and when this occurs, we estimate additional accruals based on historical experience, communication with our customers and various assumptions that we believe to be reasonable under the circumstances. Such additional warranty accruals are recorded in the period in which the additional costs are identified. See Note 7to our Consolidated Financial Statements included under Part III, Item 18 of this Annual Report on Form 20-F.

Receivables

Although we evaluate customer credit worthiness prior to a sale, we provide an allowance for doubtful accounts for the estimated loss on trade and notes receivable when collection may no longer be reasonably assured. We assess collectability of receivables based on a number of factors including analysis of creditworthiness, our customer’s historical payment history and current economic conditions, our ability to collect payment and on the length of time an individual receivable balance is outstanding. Our policy for determining the allowance for doubtful accounts includes both specific allowances for balances known to be uncollectible and a formula-based portfolio approach, based on aging of the accounts receivable, as a precursor to a management review of the overall allowance for doubtful accounts. This formula-based approach involves aging of our accounts receivable and applying a percentage based on our historical experience; this approach results in the allowance being computed based on the aging of the receivables. We evaluate the percentages applied to each category of aged accounts receivable periodically based on actual history of write-offs and collections and refine this formula-based approach accordingly for use in future periods. Receivable balances are written-off when we have sufficient evidence to indicate that they are uncollectible.

Inventories

Inventories consist of product held at our manufacturing facility and warehouses, as well as finished goods at customer sites for which the customer has taken possession, but based on specific contractual terms, title has not yet passed to the customer. We may ship inventory to existing customers that require additional equipment to expand their existing networks prior to the signing of an expansion contract. Our inventories are stated at the lower of cost or market value, based on the FIFO method of accounting. Reserves are based on our assumptions about future market conditions and customer demand, including projected changes in average selling prices resulting from competitive pricing pressures. We continually monitor inventory valuation for potential losses and obsolete inventory at our manufacturing facilities as well as at customer sites. If actual market conditions are less favorable than those projected by management, additional reserves may be required. If actual market conditions are more favorable than anticipated, inventory previously reserves may be sold to customers, resulting in lower cost of sales and higher income from operations than expected in that period.

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

Investments

Our investments consist principally of bank notes, debt and equity securities classified as available for sale and cost and equity investment in privately held companies. The investments in equity securities of privately held companies in which we hold less than 20% voting interest and on which we do not have the ability to exercise significant influence are accounted for under ASC 325, “Investments-Other” using the cost method. Under the cost method, these investments are carried at the lower of cost or fair market value. The investments in equity securities of privately held companies in which we hold at least 20% but less than 50% voting interests, and on which we have the ability to exercise significant influence are accounted for under ASC 323, “Investments-Equity Method and Joint Ventures” using the equity method. Investments in debt securities that are classified as available for sale are measured at fair value on the balance sheets under ASC 320, “Investments-Debt and Equity Securities”. Unrealized holding gains and losses for available-for-sale securities (including those classified as current assets) will be excluded from earnings and reported in other comprehensive income until realized except as indicated in the following paragraph.

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

During the 2016 year-end financial statement close process, we identified an impairment on investment of UTStarcom Hong Kong Holdings Ltd., which existed as at December 31, 2015, which increased the investment impairment and reduced the net book value of Long-term investments by $6.5 million (restated). As of December 31, 2016 and 2015, the book value of this investment was $3.5 million and $3.5 million, respectively. The previous valuation of UTStarcom Hong Kong Holdings Ltd. was based on future revenue projections. Subsequent analysis of the actual revenue in 2016 and revenue up to the third quarter of 2017 indicated that the previous revenue projections were significantly overstated and would not be a reasonable methodology to determine the fair value of this entity. Valuation based on the audited net asset value was deemed to be a more reliable approach and was adopted in both 2016 and 2015 which resulted in an impairment charge of $6.5 million as of December 31, 2015.

Other- than-Temporary Impairment on Investment

We review our investments for other-than-temporary impairment whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. Investments identified as having an indication of impairment are subject to further analysis to determine if the impairment is other-than-temporary and this analysis requires estimating the fair value of the investment. In making this determination, we review several factors to determine whether the losses are other-than-temporary, including but not limited to: (i) the length of time the investment was in an unrealized loss position, (ii) the extent to which fair value was less than cost, (iii) the financial condition and near term prospects of the issuer, and (iv) our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value. The determination of fair value of the investment involves considering factors such as current economic and market conditions, the operating performance of the companies including current earnings trends and forecasted cash flows, and other company and industry specific information. Investment impairments recorded as other-than-temporary were $5.3 million, $16.3 million (restated), and $3.9 million, for the years ended December 31, 2016, 2015 and 2014, respectively.

Impairment of Long-Lived Assets

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

Advances

Advances from customers represent cash received from customers before revenue recognition for the purchase of the Company’s products.

RECENT ACCOUNTING PRONOUNCEMENTS

See Note 2 to our Consolidated Financial Statements included under Item 18 of this Annual Report on Form 20-F for a full description of recent accounting pronouncements, including the expected dates of adoption and estimated effects on results of operations and financial condition, which is incorporated herein by reference.

RESULTS OF OPERATIONS

Our new reporting segments are as follows:

•                             Equipment-Focused on our equipment sales including network infrastructure and application products. Network infrastructure products mainly include broadband products. Network application products mainly include Wireless infrastructure technologies.

•                             Services-Providing services and support for our equipment products and also the new operational support segment.

Net Sales

	Years Ended December 31,
Net Sales by Segment	2016	% of net sales	2015	% of net sales	2014	% of net sales
		(in thousands, except percentages)
Equipment	$61,735	71%	$87,361	75%	$105,988	82%
Services	24,777	29%	29,742	25%	23,432	18%
Total	$86,512	100%	$117,103	100%	$129,420	100%
Net Sales by Region
China	$4,021	5%	$9,490	8%	$15,465	12%
India	33,021	38%	34,836	30%	37,424	29%
Japan	45,561	52%	57,483	49%	58,999	46%
Taiwan	3,217	4%	7,904	7%	6,706	5%
Other	692	1%	7,390	6%	10,826	8%
Total	$86,512	100	$117,103	100%	$129,420	100%

Fiscal 2016 vs. 2015

Net sales decreased by 26.1% to $86.5 million for 2016 compared to $117.1 million for 2015.

Sales from equipment were $61.7 million for 2016, a decrease of $25.6 million compared to $87.4 million for 2015. The decrease was mainly due to (i) a decrease of $7.7 million in the legacy Gigabit Ethernet Passive Optical Network (“GEPON”) revenue and Multi Service Access Network(“MSAN”) products (ii) a strategic reduction in lower margin value-added TPS sales by more than $12.1 million, which was partially offset by a Packet Transport Network (“PTN”) sales increase of $6.3 million; and (iii) the one-time recognition of $11.6 million from the India DoT in 2015.

Sales from services were $24.8 million for 2016, a decrease of $4.9 million compared to $29.7 million for 2015, primarily due to the expiration of a Japan service contract for a discontinued product line.

Fiscal 2015 vs. 2014

Net sales decreased by 9.5% to $117.1 million for 2015 compared to $129.4 million for 2014.

Sales from equipment were $29.7 million for 2015, an increase of $6.3 million compared to $23.4 million for 2014, primarily due to increased sale in India.

Sales from services were $87.4 million for 2015, a decrease of $18.6 million compared to $106.0 million for 2014. The decrease was mainly due to (i) a strategic reduction of the lower margin value added TPS sales by more than $24.2 million; and (ii) the legacy Gigabit Ethernet Passive Optical Network (“GEPON”) revenue decrease of $9.0 million, partially offset by PTN sales increase of $10.1 million.

Cost of Sales

	Years Ended December 31,
Cost of Sales by Segment	2016	% of net sales	2015	% of net sales	2014	% of net sales
	(in thousands, except percentages)
Equipment	$41,472	67%	$65,891	75%	$84,988	80%
Services	16,684	67%	23,344	78%	22,304	95%
Total	$58,156	67%	$89,235	76%	$107,292	83%

Cost of sales consists primarily of material and labor costs associated with manufacturing, assembly and testing of products, costs associated with installation and customer training, warranty costs, fees to agents, inventory and contract loss provisions and overhead. Cost of sales also includes import taxes and tariffs on components and assemblies.

Fiscal 2016 vs. 2015

Cost of sales was $58.2 million, or 67.2% of net sales for 2016 compared to $89.2 million, or 76.2% of net sales, for 2015.

Cost of sales from equipment were $41.5 million, or 67% of net sales, for 2016, compared to $65.9 million, or 75% of net sales for 2015. The decrease in the cost of sales mainly due to (i) highly focused on the high margin products that resulted lower revenue but with higher margin; (ii) effective cost control on our manufacturing.

Sales from services were $16.7 million, or 67% of net sales, for 2016, compared to $23.3 million, 78% of net sales for 2015. The decrease in cost of sales primarily due to (i) revenue decreased by the expiration of a Japan service contract for a discontinued product line; (ii) higher service margin on new India annual maintenance contract.

Fiscal 2015 vs. 2014

Cost of sales was $89.2 million, or 76.2% of net sales for 2015 compared to $107.3 million, or 82.9% of net sales, for 2014.

Cost of sales from equipment were $65.9 million, or 75% of net sales for 2015, compared to $85.0 million, or 80% of net sales for 2014. The decrease in the cost of sales mainly due to our new strategy announced in the middle of 2015 to reduce lower margin value-added TPS sales and focus on core business with high gross margin products.

Cost of sales from services were $23.3 million, or 78% net of sales for 2015, compared to $22.3 million, or 95% of net sales for 2014. The decrease cost percentage in net sales was mainly due to higher service margin on new India annual maintenance contract.

Gross Profit

	Years Ended December 31,
Gross profit by Segment	2016	Gross Profit %	2015	Gross Profit %	2014	Gross Profit %
	(in thousands, except percentages)
Equipment	$20,263	33%	$21,470	25%	$21,000	20%
Services	8,093	33%	6,398	22%	1,128	5%
Total	$28,356	33%	$27,868	24%	$22,128	17%

Our gross profit has been affected by average selling prices, material costs, product mix, the impact of warranty charges and contract loss provisions, as well as inventory reserve and release of deferred revenues and related costs pertaining to prior years. Our gross profit, as a percentage of net sales, varies among our product families. We expect that our overall gross profit, as a percentage of net sales, will fluctuate in the future as a result of shifts in product mix, stage of product life cycle, decreases in average selling prices and our ability to reduce cost of sales.

Fiscal 2016 vs. 2015

Gross profit was $28.4 million, or 32.8% of net sales, for 2016, compared to $27.9 million, or 23.8% of net sales, for 2015.

The equipment incurred a gross profit of $20.3 million, with a gross profit margin of 33%, for 2016, compared to a gross profit of 21.5million, with a gross profit margin of 25%, for 2015. The increase in gross margin was primarily caused by the favorable mix of relatively high proportion of high margin PTN products sales.

The service incurred a gross profit of $8.1 million, or 33% of net sales of Services for 2016, compared to gross profit of $6.4 million, or 22%, for 2015. The increase in gross profit was primarily caused by India wined 3-years annual maintenance contract.

For additional discussion, see Note 14 entitled “Segment Reporting” to our Consolidated Financial Statements included under Part III, Item 18 of this Annual Report on Form 20-F.

Fiscal 2015 vs. 2014

Gross profit was $27.9 million, or 23.8% of net sales, for 2015, compared to $22.1 million, or 17.1% of net sales, for 2014.

The equipment incurred a gross profit of $21.5 million, with a gross profit margin of 25%, for 2015, compared to a gross profit of 21.0 million, with a gross profit margin of 20%, for 2014. The increase in gross margin was primarily caused by the favorable mix of relatively high margin PTN products sales in Japan.

The service incurred a gross profit of $6.4 million, or 22% of net sales of Equipment Based Services for 2015, compared to gross profit of $1.1 million, or 4.8%, for 2014, primarily caused by relatively high gross margin one-time India service revenue in the second quarter of 2015.

For additional discussion, see Note 14 entitled “Segment Reporting” to our Consolidated Financial Statements included under Part III, Item 18 of this Annual Report on Form 20-F.

Operating Expenses

The following table summarizes our operating expenses:

	Years Ended December 31,
	2016	% of net sales	2015	% of net sales	2014	% of net sales
	(in thousands, except percentages)
Selling, general and administrative	$18,146	21%	$21,515	18%	$24,515	19%
Research and development	8,502	10%	11,342	10%	11,686	9%
Total operating expenses	$26,648	31%	$32,857	28%	$36,201	28%

Selling, general and administrative expenses, or SG&A, include compensation and benefits, professional fees, sales commissions, provision for doubtful accounts receivable and travel and entertainment costs. Research and development, or R&D, expenses consist primarily of compensation and benefits of employees engaged in research, design and development activities, cost of parts for prototypes, equipment depreciation and third party development expenses. We believe that continued and prudent investment in R&D is critical to our long-term success, and we will evaluate appropriate investment levels.

SELLING, GENERAL AND ADMINISTRATIVE

Fiscal 2016 vs. 2015

SG&A expenses were $18.1million for 2016, a decrease of 15.7%, or $3.4 million, as compared to $21.5 million for 2015. The decrease was primarily due to decreases in personnel and facility expenses.

Fiscal 2015 vs. 2014

SG&A expenses were $21.5 million for 2015, a decrease of 12.2%, or $3.0 million, as compared to $24.5 million for 2014. The decrease was primarily due to decreases in personnel costs, partially offset by whistleblower investigation cost and severance cost.

RESEARCH AND DEVELOPMENT

Fiscal 2016 vs. 2015

R&D expenses were $8.5 million in 2016, a decrease of 25.0%, or $2.8 million, compared to $11.3 million in 2015. The decrease was The decrease was due to reductions in personnel and savings on occupancy.

Fiscal 2015 vs. 2014

R&D expenses were $11.3 million in 2015, a decrease of 2.9%, or $0.3 million, compared to $11.7 million in 2014. The decrease was due to decreases in personnel costs.

STOCK-BASED COMPENSATION EXPENSE

The following table summarizes the stock-based compensation expense in our consolidated statement of operations:

	Years Ended December 31,
	2016	2015	2014
	(in thousands)
Cost of net sales	$1	$40	$60
Selling, general and administrative	2,193	1,392	2,185
Research and development	44	114	44
Total	$2,238	$1,546	$2,289

As of December 31, 2016, there was approximately $1.8 million of total unrecognized compensation cost, as measured, related to unvested stock options and restricted stock and restricted stock units. This cost is expected to be recognized over a weighted-average period of 1.87 years.

Fiscal 2016 vs. 2015

Stock-based compensation expense was $2.2 million in 2016, increasing 45%, or $0.7 million, compared to $1.5 million in 2015, primarily due to the accelerated vesting of awards to our former CEO in the first quarter of 2016 as part of his severance payment package.

Fiscal 2015 vs. 2014

Stock-based compensation expense was $1.5 million in 2015, decreasing 32.5%, or $0.7 million, compared to $2.3 million in 2014, primarily due to the accelerated vesting of awards to our former CFO in the third quarter of 2014 as part of his severance payment package.

OTHER INCOME (EXPENSE)

INTEREST INCOME

Fiscal 2016 vs. 2015

Interest income was $0.9 million and $0.6 million for 2016 and 2015, respectively. The change in interest income for 2016 was mostly in India term deposits.

Fiscal 2015 vs. 2014

Interest income was $0.6 million and $0.6 million for 2015 and 2014, respectively. The change in interest income for 2015 as compared to 2014 was immaterial.

INTEREST EXPENSE

Fiscal 2016 vs. 2015

Interest expense was $0.1 million and $0.1 million for 2016 and 2015, respectively. The change in interest expenses for 2016 as compared to 2015 was immaterial.

Fiscal 2015 vs. 2014

Interest expense was $0.1 million and $0.1 million for 2015 and 2014, respectively. The change in interest expenses for 2015 as compared to 2014 was immaterial.

OTHER INCOME (EXPENSE), NET

Fiscal 2016

Other income, net was $2.7 million for 2016. Other income, net for 2016 primarily consisted of 1.5 million of foreign exchange gains, $0.8 million tax reserve reversal, and $0.1 million realized gain from the Cortina investment.

Fiscal 2015

Other income, net was $3.5 million for 2015. Other income, net for 2015 primarily consisted of $2.8 million of ESA loan impairment reversal, $1.1 million of interest income from the EAS loan, and $1.5 million of realized investment gain from Cortina, partially offset by $2.3 million of impairment of loan to UiTV.

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

INVESTMENT IMPAIRMENT

Fiscal 2016

Investment impairment for 2016 was $5.3 million, decreasing 67.4%, or $11.0 million compared to 2015. Investment impairment for 2016 reflects the $4.3 million impairment on investment on AioTV, $0.2 million impairment on SBI investment, and $0.8 million impairment on GCT investment. Please see Note 6 to our Consolidated Financial Statements included under Part III, Item 18 of this Annual Report on Form 20-F.

Fiscal 2015

Investment impairment for 2015 was $16.3 million (restated), increasing 314.2%, or $12.4 million compared to 2014. Investment impairment for 2015 reflects the $2.8 million impairment on investment on AioTV, $6.0 million impairment on UiTV convertible bonds, $6.5 million impairment on UTStarcom Hong Kong Holdings Ltd, and $1.0 million impairment on Aceland. Please see Note 6to our Consolidated Financial Statements included under Part III, Item 18 of this Annual Report on Form 20-F.

Fiscal 2014

Investment impairment for 2014 was $3.9 million, decreasing 58.0%, or $5.5 million, compared to 2013. Investment impairment for 2014 reflected the $2.4 million impairment on UiTV convertible bonds, $1.5 million impairment on our investment on Cortina and $0.02 million impairment on our investment in Xalted Networks. Please see Note 6to our Consolidated Financial Statements included under Part III, Item 18 of this Annual Report on Form 20-F.

EQUITY GAIN (LOSS)

Fiscal 2016

Equity gains from Aceland were $1.0 million in 2016.

We held a 35% interest in Aceland and use the equity method to account for this investment. In 2016, we picked up $1.0 million gain from realized foreign exchange in Aceland.

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

For a full reconciliation of our effective tax rate to the U.S. federal statutory rate of 35% and further explanation of our provision for taxes, see Note 11to our Consolidated Financial Statements included under Part III, Item 18, which is incorporated herein by reference.

Fiscal 2016 vs. 2015

Income tax expense was $0.8 million in 2016, increasing $5.0 million, from $4.2 million of income tax benefit compared to 2015. The increase in income tax expense in 2016 compared with 2015 was primarily due to there was $7.7 million of transfer pricing reserves being released in 2015. Our effective tax rate was 85.6% in 2016, compared to 16.8% in 2015, primarily due to the fluctuations of income before income taxes between the years.

Fiscal 2015 vs. 2014

Income tax benefit was $4.2 million for 2015, decreasing $5.8 million, from $1.6 million of income tax expense compared to 2014. The decrease in income tax expenses in 2015 compared with 2014 was primarily due to 7.7 million transfer pricing reserve released in China and the tax benefit was recognized in second quarter of 2015 due to expiration of the statute of limitations. Our effective tax rate was 16.8% in 2015, compared to -5.6% in 2014, primarily due to the fluctuations of income before income taxes between the years.

Net Income (Loss) Attributable to UTStarcom Holdings Corp.

As a result of the foregoing, net income attributable to UTStarcom Holdings Corp. was $0.3 million, net loss attributable to UTStarcom Holdings Corp. was $27.2 million (restated) and $30.3 million in 2016, 2015 and 2014, respectively.

Foreign Currency Risk

See “Item 11. Quantitative and Qualitative Disclosures About Market Risk-Foreign Exchange Rate Risk” for information regarding the impact of foreign currency fluctuations on us.

Government Policies

For information regarding governmental economic, fiscal, monetary or political policies or factors that have materially affected, or could materially affect, our operations or our shareholders’ investments, see “Item 3. Key Information-D. Risk Factors-Risks Relating to Conducting Business in China” and “Item 10. Additional Information-E. Taxation.”

B.                                    Liquidity and Capital Resources

The following table sets forth a summary of our cash and cash equivalent and bank note balances as of the dates indicated.

	December 31, 2016	December 31, 2015	Change
	(in thousands)
Cash and cash equivalents	$83,922	$77,050	$6,872
Total	$83,922	$77,050	$6,872

The following table sets forth a summary of our cash flows for the periods indicated:

	Years Ended December 31,
	2016	2015	2014
	(in thousands)
Cash provided by (used in) operating activities	$5,732	$(11,636)	$(15,612)
Cash provided by( used in) investing activities	7,263	17,424	(5,776)
Cash used in financing activities	(4,400)	(3,656)	(4,968)
Effect of exchange rate changes on cash and cash equivalents	(1,723)	(2,906)	(3,593)
Net decrease in cash and cash equivalents	$6,872	$(774)	$(29,949)

Cash and cash equivalents, consisting primarily of bank deposits and money market funds, are recorded at cost which approximates fair value because of the short-term nature of these instruments. As of December 31, 2016, cash and cash equivalents of approximately $13.5 million, $25.7 million and $30.6 million were held by our subsidiaries in China, Japan and the U.S., respectively.

The PRC government imposes currency exchange controls on “non-current accounts” in China. Regulations in China permit foreign owned entities to freely convert the RMB into foreign currency for transactions that fall under the “current account,” which includes trade related receipts and payments, interest and dividends. Accordingly, our PRC subsidiaries may use RMB to purchase foreign exchange for settlement of such “current account” transactions without pre- approval. However, pursuant to applicable regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In calculating accumulated profits, foreign investment enterprises in China are required to allocate at least 10% of their accumulated profits each year, if any, to fund certain reserve funds, including mandated employee benefits funds, unless these reserves have reached 50% of the registered capital of the enterprises.

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

2016 Cash Flows

Net cash provided by operating activities during 2016 was $5.7 million. During the year ended December 31, 2016, our operating activities were significantly impacted by the following:

•                                          Net income of $0.1 million adjusted by non-cash income items, mainly including $3.3 million in tax provision reversals, , $0.1 million in short-term investment gain, $1.0 million in equity income from associates, partially offset by non-cash charges, including $1.2 million of depreciation and amortization, $5.3 million of investment impairment, $2.2 million in share based compensation, $1.6 million provision for doubtful accounts receivable and $0.8 million in deferred income tax benefit.

•                                          Changes in operating assets and liabilities used net cash of $1.1 million. The cash inflow included $2.8 million from other assets, $7.4 million from account payable and $3.2 million from other liabilities, offset by the cash outflow of $2.0 million from account receivable, $0.2 million from inventory and deferred cost, $0.8 million from income tax payable, $1.1 million from customer advances and $10.6 million from deferred revenue.

Net cash provided by investing activities during 2016 was $7.3 million, including cash inflows of $1.3 million of changes in restricted cash, $6.7 million from the repayment of investment in Aceland, $0.6 million refund from SBI investment and $0.3 million from Inphi investment, partially offset by the cash outflow of $1.5 million of purchasing of property, plant and equipment and $0.3 million convertible bonds issued by the AioTV.

Net cash used in financing activities during 2016 was $4.4 million, consisted of $4.1 million for repurchases of ordinary shares and $0.3 million for acquisition of non-controlling interests. See Note 9 to our Consolidated Financial Statements included under Part III, Item 18 of this Annual Report on Form 20-F for additional discussion.

2015 Cash Flows

Net cash used in operating activities during 2015 was $11.6 million. During the year ended December 31, 2015, our operating activities were significantly impacted by the following:

•                                          Net loss of $27.2 million (restated) adjusted by non-cash income items, including $7.7 million in tax provision reversals, $1.5 million in gain on sale of short-term investment, and $0.5 million in impairment charge reversals, partially offset by non-cash charges, including $2.2 million of depreciation and amortization, $0.2 million of loss on disposal of assets, $14.0 million of loss from equity investment, $16.3 million (restated) of investment impairment,$1.5 million in stock based compensation and $1.0 million of deferred income tax expenses.

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

Net cash used in financing activities during 2014 was $5.0 million, including cash outflows of $10.3 million in repurchases of ordinary shares, offset by the cash inflow of $5.3 million from issuance of ordinary shares. See Note 9to our Consolidated Financial Statements included under Part III, Item 18 of this Annual Report on Form 20-F for additional discussion.

Accounts Receivable, Net

Accounts Receivable increased by $0.4 million to 18.3 million as of December 31, 2016 from $17.9 million as of December 31, 2015. As of December 31, 2016, our allowance for doubtful accounts was $2.3 million on gross receivable of $20.6 million. There were $3.8 million and $6.4 million account receivable write-offs in 2016 and 2015, respectively.

Inventories and Deferred Costs

The following table summarizes our inventories and deferred costs:

	December 31, 2016	December 31, 2015	Increase/ (Decrease)
	(in thousands)
Inventories:
Raw materials	$3,821	$6,886	$(3,065)
Work in process	3,362	1,813	1,549
Finished goods	15,394	8,771	6,623
Total inventories	$22,577	$17,470	$5,107
Short-term deferred costs	$19,319	$25,499	$(9,113)
Long-term deferred costs	$276	$332	$(56)

Inventories consist of product held at our manufacturing facility and warehouses, as well as finished goods at customer sites for which the customer has taken possession, but based on specific contractual terms, title has not yet passed to the customer. Finished goods at customer sites were approximately $14.5 million and $8.3 million as of December 31, 2016 and 2015, respectively.

There were no significant inventory write-downs in 2016, 2015 and 2014.

Deferred costs consist of products shipped to the customer, but revenue has not yet been recognized due to revenue recognition criteria not fully met. Given that there is uncertainty about customer acceptance until the customer completes its internal testing and procedures, we wait until the issuance of the final acceptance certificate to support its assertion of contract fulfillments. For significant customer contracts involving larger and complex projects where there is on-site testing at multiple locations and the taking over of product warranty and product title occurs after the acceptance of the products and services, acceptance is substantive to the transaction. For certain significant legacy contracts that required us to provide post-contract customer support over a long period of time (for example, seven years) for which we have been unable to establish vendor specific objective of fair value upon delivery of all elements except for post-contract support, we amortize the deferred revenue and related deferred costs of goods sold over the post-contract support period. We assess the recoverability of the deferred cost based on the project status of executed contracts that are in-progress and also their future collectability. Any unrecoverable deferred cost will be written down to the net realizable value in the period when it was determined or justified to be unrecoverable. As customers were unwilling to have customer contracts assigned to the buyer, we are still the primary obligor for most of the contracts. Therefore, we were not able to derecognize the related liabilities of those un-assigned contracts. Since all of the economic risks and benefits of the un-assigned contracts had been transferred to the buyer of the IPTV equipment business, we have recorded a portion of the payment made to the buyer at the time of the divestiture as the deferred cost to offset the remaining liabilities related to those un-assigned contracts. As of December 31, 2016, we had both liabilities and deferred costs of $10.2 million related to those un-assigned contracts.

LIQUIDITY

We recorded net income attributable to UTStarcom Holdings Corp. of $0.3 million and operating income of $1.7 million for the year ended December 31, 2016. We recorded a net loss attributable to UTStarcom Holdings Corp. of $27.2 million (restated) and an operating loss of $5.0 million for the year ended December 31, 2015. Our accumulated deficit decreased from $1,233.4 million (restated) as of December 31, 2015 to $1,233.2 million as of December 31, 2016.

Net cash provided by operating activities was $5.7 million in 2016, and net cash used in operating activities were $11.6 million in 2015, respectively. As of December 31, 2016, we had cash and cash equivalents of $83.9 million, of which $13.5 million was held by our subsidiaries in China. The amount of cash available for transfer from the PRC subsidiaries for use by our non-PRC subsidiaries is limited both by the liquidity needs of the subsidiaries in China and by PRC-government mandated limitations including currency exchange controls on transfers of funds outside of China.

Our selling, general and administrative and R&D operating expenses have decreased year over year from 2014 to 2015 and 2016, and management believes the continuing efforts to stream-line operations will enable our fixed cost base to be better aligned with operations, market demand and projected sales levels. If projected sales do not materialize, we will need to take further actions to reduce costs and expenses or explore other cost reduction options.

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

Our management believes that the continuing efforts to stream-line our operations will enable our fixed cost base to be better aligned with operations, market demand and projected sales level. Our management believes that both our PRC and non-PRC operations will have enough liquidity to finance working capital and capital expenditure needs in excess of 12 months dated after report issuance date. However, we have concentrated our business in Asia, particularly China, India and Japan. Any unforeseen prolonged economic and/or political risk in these markets could impact our customers in making their respective investment decisions and could have a material impact on the foregoing assessment. There can be no assurance that additional financing, if required, will be available on terms satisfactory to us or at all, and if funds are raised in the future through issuance of preference shares or debt, these securities could have rights, privileges or preference senior to those of our ordinary shares and newly issued debt could contain debt covenants that impose restrictions on our operations. Further, any sale of newly issued debt or equity securities could result in additional dilution to our current shareholders.

C.                                   Research and Development, Patents and Licenses

We believe that an integral part of our future success will depend on our ability to develop and enhance our services. Our product development efforts and strategies consist of incorporating new technologies from third parties as well as continuing to develop our own proprietary technology.

We have utilized and will continue to utilize the products and services of third parties to enhance our platform of technologies and services to provide competitive and diverse IP-based network solutions to our users. In addition, we plan to continue to expand our technologies, products and services through products and services developed internally. We will seek to continually improve and enhance our existing services to respond to rapidly evolving competitive and technological conditions. For the years ended December 31, 2016, 2015, and 2014, we spent $8.5 million, $11.3 million, and $11.7 million, respectively, on R&D activities. R&D expenses are expensed as incurred.

D.                                   Trend Information

Although we experience some seasonality typical of the telecommunications industry, such as seasonally weak first quarters, our revenues and earnings have not demonstrated consistent seasonal characteristics.

For a discussion of significant recent trends in our financial condition and results of operations, please see “Item 5. Operating and Financial Review and Prospects-A. Operating Results” and “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources.”

E.                                    Off-Balance Sheet Commitments and Arrangements

As of and during the year ended December 31, 2016, we had no off balance sheet arrangements.

F.                                     Contractual Obligations and Other Commercial Commitments

The following table summarizes our significant contractual obligations as of December 31, 2016:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Operating leases	$4,994	$1,416	$3,041	$537	$—
Letters of credit	14,718	11,397	2,586	544	191
Purchase commitments	44,042	31,222	5,701	7,119	—
Total	$63,754	$44,035	$11,328	$8,200	$191

Operating leases

We lease certain facilities under non-cancelable operating leases that expire at various dates in 2016 and 2017. In March 2011, we entered into the lease for a R&D and administrative office in Hangzhou, China. The lease became effective on March 7, 2011 and was expired in July 2016. In April 2013, we gave up a portion of this leased space and negotiated an early termination to the contract with respect to that portion, and paid $0.1 million in early termination penalties. During 2014, we also gave up a portion of the lease due to its vacancy through the contractual early termination process and $0.1 million was incurred and paid as the penalty. The contractual obligations related to the Hangzhou facility lease through July 2016 are included in the table above. In July 2016, we entered into a new non-cancellable lease agreement for our office facilities in Hangzhou, China. The lease contract will be expired to on July 31, 2021.

Letters of credit

We issue standby letters of credit primarily to support international sales activities outside of China and in support of purchase commitments. When we submit a bid for a sale, often the potential customer will require that we issue a bid bond or a standby letter of credit to demonstrate our commitment through the bid process. In addition, we may be required to issue standby letters of credit as guarantees for advance customer payments upon contract signing or performance guarantees. The standby letters of credit usually expire six to twelve months from date of issuance without being drawn by the beneficiary thereof. As of December 31, 2016, our outstanding letters of credit approximated $14.7 million. These balances are included in the balance of Short-term and Other long-term assets.

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

Uncertain tax positions

As of December 31, 2016, we had $20.1 million of gross unrecognized tax benefits, of which $3.5 million related to tax benefits that, if recognized, would impact the annual effective tax rate. The remaining $16.6 million gross unrecognized tax benefits, if recognized, would impact certain deferred tax assets.

India Department of Telecommunication Security and Supply Chain Standards

India’s Department of Telecommunications (“DOT”) requires equipment manufacturers to meet certain security and supply chain standards to the satisfaction of Indian authorities. We entered into these separate general security agreements with several customers in India which establish detailed security and supply chain standards covering products supplied to these telecommunication customers as required by the Indian authorities. These agreements contain significant penalty clauses in the event a security breach is detected related to product supplied by us. In May 2011, India’s DOT provided a revised template for these agreements, but we have not executed the revised agreement with our customers. Prior to 2015, management was unable to estimate the likelihood of non-compliance or the financial impact of any such potential security breach on our company’s financial position, results of operations, or cash flows. As of December 31, 2014, we had not been charged with to any penalty liability related to these agreements. In 2014 and 2013, there was no revenue recognized in relation to contracts signed after the effective date of the agreements, as management did not believe it had met the criteria to recognize revenue because we did not have enough evidence to prove the security requirements as designated in the agreements were met and was unable to estimate the likelihood of non-compliance or the financial impact of any such potential security breach on our financial position, result of operations, or cash flow. As of December 31, 2014, deferred revenue and deferred costs related to contracts covered by these security agreements were $11.7 million and $5.7 million, respectively. As of December 31, 2013, deferred revenue and deferred costs related to contracts covered by these security agreements were $10.2 million and $5.3 million, respectively.

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

Readers are cautioned that these forward-looking statements are only predictions and are subject to risks and uncertainties related to, among other things, our ability to execute on our business plan and implement certain restructuring actions, China’s control of currency exchanges, ongoing litigation, our ability to introduce and deploy IP-based technologies and products, our ability to satisfy certain security and supply chain standards in India, impact of economic and/or political risks in Asia on our customers’ investment decisions, the number of competitors and the composition of competitors, additional warranty expense and inventory reserves, availability of future financing, our ability to manage our resources and other items discussed in Part I, “Item 3. Key Information-D. Risk Factors” of this Annual Report on Form 20-F. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. We do not guarantee future results, and actual results, developments and business decisions may differ from those contemplated by the forward-looking statements. We undertake no obligation to update these forward-looking statements to reflect events or circumstances occurring after the date of this Form 20-F.

ITEM 6-DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                   Directors and Senior Management

The following table sets forth information about our directors and executive officers as of the date of this annual report. The business address of all of our directors and executive officers is Level 6,28 Hennessy Road, Admiralty, Hong Kong.

Name	Age	Position
Tim Ti	52	Chief Executive Officer and Board Director
Zhaochen Huang	54	Chief Operating Officer
Eric Lam	67	Vice President, Finance
Steven Chen	44	Senior Vice President, Product Development
Himanshu Shah	51	Chairman of Board of Directors
Xiaoping Li	54	Independent Director
Hong Liang Lu	63	Independent Director
Sean Shao	60	Independent Director

Biographical Information

Tim Ti has served as our Chief Executive Officer since January 2016, and as a director of the Board since November 2016. Mr. Ti brings more than twenty years of business and management expertise to the Company. Mr. Ti previously served as the CEO of Virtual Gateway Labs, Inc., a subsidiary of UTStarcom. Prior to that, Mr. Ti served various roles at UTStarcom, including Senior Vice-President of Advanced Network Architecture Technologies, Senior Vice-President of Research & Development, and General Manager of the Broadband Business Unit. Before joining UTStarcom, Mr. Ti was the Director of Application & Marketing of Advanced Communication Devices Corporation, which was acquired by UTStarcom in 2001. He received a Master of Science degree in Computer Engineering from Santa Clara University in 1993.

Dr. Zhaochen Huang has served as our Chief Operating Officer since January 2016. Dr. Huang brings more than twenty-five years of business and management expertise to the Company. He previously served as the Vice-President, Global Operations, at UTStarcom and General Manager of UTStarcom India. Prior to that, Dr. Huang served various positions at Soliton Systems, K.K. including General Manager of Soliton Systems USA and VP of Research and Development of Soliton Systems Shanghai. Prior to that, Dr. Huang served at SECOM Co., LTD. and Nanjing Institute of Solid Device. He received a Doctor of Engineer’s degree in Electrical and Electronics from Tokyo Institute of Technology.

Eric Lam is Vice President of Finance responsible for overseeing UTStarcom’s global finance and accounting function since October, 2016. During his previous tenure with UTStarcom, he has held various senior financial management positions supporting sales and global supply chain operations. Prior to rejoining UTStarcom, Eric served as a special advisor to Shanghai Phicomm Communications.  His professional career includes senior financial and operational management positions with The Gillette Company, Hewlett Packet Corporation, China Light and Power and other multinationals, as well as, start-up companies. Eric has multi-faceted global and international experience spanning the high technology, semi-conductor, energy, consumer products and defense industries. Eric was educated in the United States, earning a bachelor’s degree from Tufts University and a master’s in business administration degree from Columbia Business School.

Steven Chen has more than twenty years of experience in the telecom industry. Mr. Chen currently serves as Senior Vice President of Product & Technology and has led the function since May, 2016. Previously he served various management roles in product management, marketing and R&D. Before joining UTStarcom in 2003, Mr. Chen served as leader of product marketing and technical at Hangzhou ECI Telecommunication Co. Ltd. He received an MBA degree from Zhejiang University in 2009 and a Bachelor of System Engineering from Xiamen University in 1995.

Himanshu H. Shah has served as our chairman of the board since June 2014 and director of the board since November 2013. Mr. Shah is the founder and president of Shah Capital and a managing general partner of Shah Capital Opportunity Fund LP. Mr. Shah has over 26 years of experience in global capital markets. He also serves as chairman of Marius Pharmaceuticals Inc. He received his master of business administration degree from the University of Akron and bachelor of commerce degree from Gujarat University in India.

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

Mr. Sean Shao currently serves as (i) independent director and chairman of the audit committee of: 21Vianet Group, Inc., a carrier-neutral internet data center services provider listed on NASDAQ since August 2015; Jumei International Holding Ltd., an e-commerce company listed on NYSE since May 2014; LightInTheBox Holdings Co. Ltd., an e-commerce company listed on NYSE since June 2013 and UTStarcom Holdings Corp., a provider of broadband equipment and solutions listed on NASDAQ since October 2012, (ii) independent director and chairman of the audit and compensation committees of China Biologic Products, Inc., a biopharmaceutical company listed on NASDAQ since July 2008. He served as the chief financial officer and a Board member of Trina Solar Limited from 2006 to 2008 and from 2015 to 2017, respectively. In addition, Mr. Shao served from 2004 to 2006 as the chief financial officer of ChinaEdu Corporation, an educational service provider, and of Watchdata Technologies Ltd., a Chinese security software company. Prior to that, Mr. Shao worked at Deloitte Touche Tohmatsu CPA Ltd. for approximately a decade. Mr. Shao received his master’s degree in health care administration from the University of California at Los Angeles in 1988 and his bachelor’s degree in art from East China Normal University in 1982. Mr. Shao is a member of the American Institute of Certified Public Accountants.

Relationships among Directors or Executive Officers; Right to Nominate Directors

There are no family relationships among any of our directors or executive officers. There are also no arrangements or understandings with any person pursuant to which any of our directors or executive officers were selected, except with respect to the selection of the director nominee designated by BEIID. See “Item 6. Directors, Senior Management and Employees-C. Board Practices.”

B.           Compensation

Compensation of Directors and Executive Officers

In 2016, we paid an aggregate of $1,138,164 in cash compensation and granted 1,034,806 restricted shares under our 2006 Plan to our directors and executive officers. In 2015, we paid an aggregate of $970,859 in cash compensation and granted 215,702 restricted shares under our 2006 Plan to our directors and executive officers.

2017 Equity Incentive Plan

On November 4, 2016, our board of directors approved our 2017 Equity Incentive Plan, or the 2017 Plan. The 2017 Plan provides for the grant of the following types of incentive awards: (i) stock options, (ii) stock appreciation rights, (iii) restricted stock, (iv) restricted stock units, (v) performance shares and performance units, and (vi) other stock or cash awards. Those who are eligible for awards under the 2017 Plan include employees, directors and consultants who provide services to us and our affiliates.

2006 Equity Incentive Plan

On July 21, 2006, our board of directors implemented our 2006 Equity Incentive Plan, or the 2006 Plan. The 2006 Plan provides for the grant of the following types of incentive awards: (i) stock options, (ii) stock appreciation rights, (iii) restricted stock, (iv) restricted stock units, (v) performance shares and performance units, and (vi) other stock or cash awards. Those who are eligible for Awards under the 2006 Plan include employees, directors and consultants who provide services to us and our affiliates. As of December 31, 2016, 1,438,116 shares underlying options and restricted stock awards and units were outstanding under the 2006 Plan. The 2006 Equity incentive plan expired on December 31,2016, 960,732 ordinary shares available for grant under this plan were transferred to the 2017 equity incentive plan.

The following table summarizes significant ranges of outstanding and exercisable stock options as of December 31, 2016:

			Weighted
		Number	Average	Weighted	Number	Weighted
Range of Exercise Prices		Outstanding	Remaining	Average	Exercisable	Average
		as of 12/31/16	Contractual Term	Exercise Price	as of 12/31/16	Exercise Price
$2.24	$2.24	266,600	6.08	$2.24	0	$0.00
$2.70	$2.70	26,666	7.91	$2.70	13,334	$2.70
$2.87	$2.87	100,000	7.64	$2.87	50,000	$2.87
$2.97	$2.97	26,666	2.83	$2.97	26,666	$2.97
$3.21	$3.21	166,666	0.03	$3.21	166,666	$3.21
$4.17	$4.17	2,721	1.67	$4.17	2,721	$4.17
$6.51	$6.51	15,361	0.75	$6.51	15,361	$6.51
$2.24	$6.51	604,680	4.45	$2.78	274,748	$3.29

As of December 31, 2016, we had total unvested restricted stock awards of approximately 1.4 million shares, with a weighted average grant date fair value of $ 2.28.

C.           Board Practices

Our board of directors currently consists of five directors. We believe that most of the non-executive members of our board of directors are an “independent directors” as that term is used in the NASDAQ corporate governance rules.

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

We have a staggered board that is divided into three classes, designated as Class I, consisting of two directors, Class II, consisting of one director, and Class III, consisting of two directors, with no more than one class eligible for reelection at any annual shareholder meeting, or AGM. The terms of our Class I and Class II directors and Class III will expire on the date of our next AGM. The division of our board of directors into three classes with staggered three year terms may delay or prevent a change of our management or a change in control. For information regarding when each of our current directors became a member of our board of directors, please see “Item 6. Directors, Senior Management and Employees-A. Directors and Senior Management.”

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

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee consists of Xiaoping Li, Hong Liang Lu and Sean Shao, each of whom meets the independence standards of NASDAQ and the SEC. Xiaoping Li is the Chairman of our Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee’s responsibilities include the selection of director nominees for the Board and the development and annual review of our governance principles. The Nominating and Corporate Governance Committee, among other duties and responsibilities:

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

D.           Employees

As of December 31, 2016, we had approximately 438 full-time employees worldwide. From time to time, we also employ part-time employees and hire contractors. Our employees are not represented by any collective bargaining agreement and we have never experienced a work stoppage. We believe that we have good employee relations. We have adopted a series of restructuring initiatives targeted at returning us to profitability, as a result of which, we reduced our headcount from approximately 562 in 2014 to approximately 442 in 2015, and to approximately 438 in 2016.

The following table sets forth information regarding our staff as of December 31, 2016:

Manufacturing and supply chain	159
Research and development	131
Marketing, sales and support	83
Administration and other support	65
Total	438

E.           Share Ownership

The following table sets forth certain information with respect to beneficial ownership of our ordinary shares as of September 30, 2017 by:

•     Each current director;

•     Each current executive officer;

•     All of our current directors and executive officers as a group; and

•     Each person who is known to us to beneficially own more than 5% of our ordinary shares.

The percentage of shares beneficially owned and votes held by each listed person is based upon 35,449,485 ordinary shares outstanding as of September 30, 2017 together with options that are exercisable within 60 days from September 30, 2017 and shares issuable upon vesting of restricted shares within 60 days from September 30, 2017 for each shareholder. Beneficial ownership is determined in accordance with the rules of the SEC.

Name and Address of Beneficial Owner(1)	Shares Beneficially Owned (2)	Percent of Total Outstanding (2)
Directors and Executive Officers
Tim Ti	*	*
Zhaocheng Huang	*	*
Eric Lam	*	*
Xiaofeng Chen	*	*
Xiaoping Li	—	—
Hong Liang Lu (3)	1,156,801	3.3%
Sean Shao	*	*
Himanshu Shah(4)	7,550,000	21.3%
All current directors and executive officers as a group	8,839,106	24.9%
Principal Shareholders
Entities affiliated with Himanshu Shah and Shah Capital Management(5)	7,550,000	21.3%
The Smart Soho International Limited	5,000,000	14.1%
E-Town International Holding (Hong Kong) Co. Limited(5)	3,787,878	10.7%
Invex Operadora. S.A.de.c.v.socidede Operadora de Sociedades de Inversion	2,805,000	7.9%
Talent Transmission, Ltd.	2,424,531	6.8%
Dasan Networks,Inc.	1,947,000	5.5%

* Less than 1%

(1)             Unless otherwise indicated, the address for all beneficial owners is c/o 4th Floor, South Wing, 368 Liuhe Road, Binjiang District, Hangzhou, P.R. China.

(2)             The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of September 30, 2017. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. Shares subject to options which are exercisable within 60 days of September 30, 2017 and shares underlying restricted share units that will vest within 60 days of September 30, 2017 are deemed to be outstanding and to be beneficially owned by the person holding such options or restricted share units for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. The number of shares beneficially owned has been adjusted to reflect our one-for-three reverse splits effected on March 21, 2013.

(3)             Includes (i) 1,037,135 Ordinary Shares, (ii) 26,925 Ordinary Shares registered in the name of Lu Charitable Remainder Trust, of which Mr. Lu is the trustee, (iii) 16,408 Ordinary Shares registered in the name of the Lu Family Trust, of which Mr. Lu is a trustee and of which Mr. Lu and his spouse are beneficiaries, and (iv) 76,333 Ordinary Shares registered in the name of The Lu Family Limited Partnership, of which Mr. Lu is a general partner.

(4)             Includes 7,550,000 Ordinary Shares owned by Shah Capital Opportunity Fund. Shah Capital is the investment manager of Shah Opportunity Fund. Mr. Shah is the president and chief investment officer of Shah Management Capital. The address of the principal business office of Shah Capital and Shah Capital Opportunity Fund L.P. is 8601 Six Forks Road, Suite 630, Raleigh, NC 27615, USA.

(5)             Information based on Schedule 13D, Amendment No. 1, jointly filed with the SEC on October 1, 2010 by E-Town and BEIID. As the parent company of E-Town (Hong Kong), BEIID has the power to direct the vote of the 11,363,636 (or 3,787,878 after reverse share split) shares and the disposition of the shares of 11,363,636 (or 3,787,878 after reverse share split) held by E-Town. The address of the principal business office of BEIID and E-Town is 8F Bldg 61 No.2 Jing Yuan North Street, BDA, Daxing District, Beijing, PRC.

None of the shareholders known by us to beneficially own 5% or more of our outstanding shares as of September 30, 2017, have voting rights that are different from the voting rights of our other shareholders.

To our knowledge, except as disclosed above, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal person or persons, severally or jointly.

To our knowledge, there are no arrangements the operation of which may at a subsequent date result in us undergoing a change in control.

As of September 30, 2017, our directors and executive officers held options to purchase an aggregate of 96,037 ordinary shares under our existing equity incentive plans. The per share exercise prices of these options held by our directors and executive officers range from $2.24 to $4.17, and the expiration dates of such options range from August 31, 2018 to January 29, 2023. In addition, as of September 31, 2017, our directors and executive officers held 173,925 restricted shares, 135,068 restricted share units and 210,646 performance stock units issuable upon vesting.

ITEM 7-MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees-E. Share Ownership.”

B.           Related Party Transactions

In 2016, we paid $0.2 million to Tim Ti, the Chief Executive Officer of the Company, for remuneration for service to Virtual Gateway Labs, Inc..

C.           Interests of Experts and Counsel

Not applicable.

ITEM 8-FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” for our audited consolidated financial statements filed as part of this Annual Report on Form 20-F.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings, and we are not aware of threatened material legal or administrative proceedings against us. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.

Dividend Policy

To date, we have not paid any cash dividends on our ordinary shares. We currently anticipate that we will retain any available funds to finance the growth and operation of our business and we do not anticipate paying any cash dividends in the foreseeable future. Certain present or future agreements may limit or prevent the payment of dividends on our ordinary shares. Additionally, our cash held in countries outside the United States may be subject to certain control limitations or repatriation requirements, limiting our ability to use this cash to pay dividends. Please refer to the discussion in “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources.”

B.           Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this Annual Report on Form 20-F.

ITEM 9-THE OFFER AND LISTING

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

	High	Low
Annual highs and lows
2012	$4.98	$2.10
2013	$3.51	$2.05
2014	$3.58	$2.42
2015	$3.06	$1.60
2016	$2.49	1.66
Quarterly highs and lows
Fourth Quarter 2015	$2.92	$1.94
First Quarter 2016	$2.49	$1.80
Second Quarter 2016	$2.10	$1.59
Third Quarter 2016	$2.15	$1.66
Fourth Quarter 2016	$2.15	$1.60
First Quarter 2017	$2.40	$1.66
Second Quarter 2017	$2.40	$1.90
Third Quarter 2017	$2.40	$1.97
Monthly highs and lows
April 2017	$2.04	$1.90
May 2017	$2.19	$2.00
June 2017	$2.40	$2.15
July 2017	$2.32	$1.97
August 2017	$2.14	$2.00
September 2017	$2.40	$2.04
October 2017	$3.18	$2.30

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

ITEM 10-ADDITIONAL INFORMATION

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

A significant portion of our business is conducted in China where the currency is the RMB. Regulations in China permit foreign owned entities to freely convert the RMB into foreign currency for transactions that fall under the “current account,” which includes trade related receipts and payments, interest and dividends. Accordingly, our PRC subsidiaries may use RMB to purchase foreign exchange for settlement of such “current account” transactions without pre-approval. However, pursuant to applicable regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In calculating accumulated profits, foreign investment enterprises in China are required to allocate at least 10% of their realized profits each year, if any, to fund certain reserves, including mandated employee benefits funds, until these reserves have reached 50% of the registered capital of the enterprises.

Transactions other than those that fall under the “current account” and that involve conversion of RMB into foreign currency are classified as “capital account” transactions; examples of “capital account” transaction include repatriations of investment by or loans to foreign owners, or direct equity investments in a foreign entity by a China domiciled entity. “Capital account” transactions will be examined and registered by banks or SAFE in China to convert a remittance into a foreign currency, such as U.S. dollars, and transmit the foreign currency outside of China.

This system could be changed at any time and any such change may affect the ability of us or our subsidiaries in China to repatriate capital or profits, if any, outside China. Furthermore, SAFE has a significant degree of administrative discretion in implementing the laws and regulations and has used this discretion to limit convertibility of current account payments out of China. Whether as a result of a deterioration in the PRC balance of payments, a shift in the PRC macroeconomic prospects or any number of other reasons, China could impose additional restrictions on capital remittances abroad. As a result of these and other restrictions under the laws and regulations of the PRC, our PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the parent. We have no assurance that the relevant PRC governmental authorities in the future will not limit further or eliminate the ability of our PRC subsidiaries to purchase foreign currencies and transfer such funds to us to meet our liquidity or other business needs. Any inability to access funds in China, if and when needed for use by us outside of China, could have a material and adverse effect on our liquidity and our business.

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

For a discussion of the PRC tax consequences of an investment in our ordinary shares, see “Item 3. Key Information-D. Risk Factors-Risks Relating to Conducting Business in China-Under the Enterprise Income Tax Law, or the EIT Law, we may be classified as a “resident enterprise” of the PRC, which could result in unfavorable tax consequences to us and to non-PRC shareholders.”

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

To the extent that dividends paid on our ordinary shares exceed current and accumulated earnings and profits, the distributions will be treated first as a tax-free return of tax basis on our ordinary shares, and to the extent that the amount of the distribution exceeds tax basis, the excess will be treated as capital gain.

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

F.           Dividends and Paying Agents

Not applicable.

G.           Statement by Experts

Not applicable.

H.           Documents on Display

The documents concerning our Company referred to in this document and required to be made available to the public are available at the offices of UTStarcom Holdings Corp. at 4th Floor, South Wing, 368 Liuhe Road, Binjiang District, Hangzhou, P.R. China.

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

I.           Subsidiary Information

See “Item 4. Information on the Company- C. Organizational Structure” for information about our subsidiaries.

ITEM 11-QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

The table below represents carrying amounts and related weighted-average interest rates of our investment portfolio at December 31, 2016 and 2015:

	December 31,
	2016	2015
	(in thousands)
Cash and cash equivalents	$83,922	$77,050
Average interest rate	0.88%	0.72%
Restricted cash-short term	$11,397	$12,264
Average interest rate	0.68%	0.04%
Short-term investments	$479	$—
Average interest rate	0%	0%
Restricted cash long-term	$3,321	$3,776
Average interest rate	1.57%	0%
Total investment securities	$98,640	$93,090
Average interest rate	0.88%	0.60%

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

In 2016, the majority of our foreign-currency denominated sales have been made in Japan, denominated in Japanese yen. The balance of our cash and cash equivalents held in Japanese Yen was $7.7 million at December 31, 2016. Historically, the exchange rate between Japanese Yen and U.S. dollar has been volatile. Additionally, the majority of our expenses are denominated in RMB. Due to China’s currency exchange control regulations, we are limited in our ability to convert and repatriate RMB, as well as in our ability to engage in foreign currency hedging activities in China. The balance of our cash and cash equivalents held in RMB was $9.2 million at December 31, 2016. Since China unpegged the RMB from the U.S. dollar in July 2005 through December 31, 2016, the RMB has weakened by approximately 12.1% versus the U.S. dollar. We also made significant sales in Indian rupees in 2016.

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

ITEM 12-DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.           Debt Securities

Not applicable.

B.           Warrants and Rights

Not applicable.

C.           Other Securities

Not applicable.

D.           American Depositary Shares

Not applicable.

PART II

ITEM 13-DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14-MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

ITEM 15-CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and our VP Finance, has performed an evaluation of the effectiveness of our disclosure controls and procedures, as such term is defined under Rules 13a 15(e) and 15d 15(e) promulgated under the Exchange Act as of the end of the period covered by this report. Based upon that evaluation, our management has concluded that, as of December 31, 2016, our disclosure controls and procedures were ineffective because of the material weakness described below under “Management’s Annual Report on Internal Control over Financial Reporting.” We have undertaken the remedial steps to address the material weaknesses in our disclosure controls and procedures as set forth below under “Management’s Plan for Remediation of Material Weaknesses.”

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

As required by Section 404 of the Sarbanes Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management, including our chief executive officer and VP Finance, assessed the effectiveness of internal control over financial reporting as of December 31, 2016 using the criteria set forth in the report “Internal Control-Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. As a result of management’s evaluation of our internal control over financial reporting, the following material weakness in our internal control over financial reporting was identified as of December 31, 2016.

(i) The Company did not have sufficient resources with an appropriate level of knowledge and experience in U.S. GAAP to properly account for complex accounting issues under U.S. GAAP. Complex issues such as investment accounting, impairment assessment and loss contract reserve may not be accounted for properly in the future.

The material weakness described above may result in misstatement of the Company’s consolidated financial statements that would result in a material misstatement to the Company’s quarterly or annual consolidated financial statements that would not be prevented or detected. As a result of the material weakness, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2016.

Remediation of Material Weakness in Internal Control over Financial Reporting Reported in 2015

As of December 31, 2016, we believe that we have effectively remediated 2 of the 3 material weaknesses in internal control over financial reporting that were included in “Management’s Annual Report on Internal Control over Financial Reporting” in “Item 15-Controls and Procedures” contained in UTStarcom Holdings Corp.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015:

(i) Maintaining effective monitoring controls over India operations. Specifically, (1) adequate senior management resources were allocated to oversee India operations; and (2) adequate financial reporting and internal audit resources were allocated to monitor the financial reporting controls in the India operations. — We enhanced the monitoring controls over our Indian operations by following actions: (1) provided training to all key managers on how to properly handle misconduct or unusual transactions identified; (2) assigned a qualified general manager with sufficient resources to closely manage our India operations and he reports to our COO directly; (3) assigned a finance director from corporate finance team to closely monitor the financial reporting process in the India operations; and (4) internal auditor performed internal review on the financial reporting process in the India operations and identified no irregularities.

(ii) Maintaining effective controls over procurements and disbursements in our India operations - We enhanced controls to manage procurement and disbursement process in India operations, we also reviewed and revised approval requirements for procurement and disbursement to better enhance management’s monitoring of India transactions. Internal Auditor also performed internal review on the procurement and disbursement process and found no exceptions in the process.

Management’s Plan for Remediation of Material Weaknesses

Our management has been engaged in, and continues to be engaged in making necessary changes and improvements to the overall design of its control environment to address the material weaknesses in internal control over financial reporting and the ineffectiveness of the Company’s disclosure controls and procedures described above.

(i) To remediate the material weakness described above with respect to controls over complex transactions, we have done and plan to continue to: (1) retain additional accounting personnel with appropriate knowledge and experience; (2) provide more comprehensive training on U.S. GAAP to our accounting team and other relevant personnel; (3) conduct peer financial statements review and validation within finance team for items that are complex in nature; and (4) continue to engage an external consultant to review the accounting of our complex transactions. We plan to continue to assess our standardized processes to further enhance the effectiveness of our financial review, including the analysis and monitoring of financial information in a consistent and thorough manner.

Changes in Internal Control over Financial Reporting

Management has evaluated, with the participation of our chief executive officer and VP Finance whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on the evaluation we conducted, management has concluded that, other than controls implemented for the remediation of 2 of the 3 material weaknesses in internal control over financial reporting identified in 2015 as disclosed above, no such changes occurred during the period covered by this annual report on Form 20-F.

Attestation Report of the Independent Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our independent public accounting firm because we are neither an accelerated filer nor a large accelerated filer, as such terms are defined in Rule 12b-2 under the Exchange Act.

ITEM 16A-AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Sean Shao qualifies as an Audit Committee Financial Expert as defined by the applicable rules of the SEC and that Mr. Shao is “independent” as that term is defined in NASDAQ Marketplace Rule 5605(c)(2)(A). Please refer to “Item 6. Directors, Senior Management and Employees-A. Directors and Senior Management-Biographical Information” for a brief biographical listing of Mr. Shao’s relevant experience.

ITEM 16B-CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics, or Code of Ethics that applies to all employees including our principal executive officers. The Code of Ethics is designed to promote: (i) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships, (ii) full, fair, accurate, timely and understandable disclosure in reports and documents that we are required to file to the SEC and in other public communications, (iii) compliance with applicable laws, rules and regulations, (iv) the prompt internal reporting of violations of the Code of Ethics to an appropriate person or entity, and (v) accountability for adherence to the Code of Ethics.

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

ITEM 16C-PRINCIPAL ACCOUNTANT FEES AND SERVICES

Disclosure of Fees Charged by Independent Accountants

The aggregate fees billed for professional accounting services by Grant Thornton and Crowe Horwath LLP for the fiscal year ended December 31, 2016 and by Grant Thornton and GHP Horwath, P.C. for the fiscal year ended 2015 are as follows:

	Years Ended December 31,
	2016	2015
	(in thousands)
Audit fees (1)	$350	$1,036
Audit-related fees (2)	577	13
Tax fees (3)	—	52
All other fees (4)	—	—
Total	$927	$1,101

(1)             Audit fees are fees for professional services rendered for the integrated audit of our consolidated financial statements, for review of interim consolidated financial information included in quarterly reports or earnings releases, and for services that are normally provided by Grant Thornton in connection with statutory and regulatory filings or engagements in 2016. In 2015, the services that are provided by Grant Thornton and GHP Horwath, P.C. in connection with statutory and regulatory filings or engagements.

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

The Audit Committee has determined that the provision to us by independent registered public accounting firms of non-audit services as listed above is compatible with independent registered public accounting firms maintaining its independence.

Audit Committee Pre-approval Policies and Procedures

Our Audit Committee has adopted procedures which set forth the manner in which the committee will review and approve all audit and non-audit services to be provided by an independent registered public accounting firm before that firm is retained for such services. The pre-approval procedures are as follows:

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

ITEM 16D-EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E-PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In January 2014, we repurchased 3,883,875 of our ordinary shares from SoftBank at a purchase price of $2.54 per ordinary share.

On November 12, 2014, our board of directors approved a share repurchase program of up to $40 million of our outstanding shares over the next 24 months. On November 4, 2016, our board of directors approved for extension of the repurchase plan to November 2018. During the repurchase program period, we will maintain flexibility to turn the program to an accelerated repurchase program and/or a cash tender offer, and we are not obligated to make repurchases at any specific time or situation. Our board of directors will review the share repurchase program periodically and may authorize adjustment of its terms and size accordingly. We plan to fund any share repurchases made under this program from our available cash balance. Purchases under the program are as follows:

Period	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Approximate Dollar Value that May Yet Be Purchased Under the Plans
December 2014	166,421	$2.6342	166,421	$39,561,613
January 2015	207,272	$2.8995	373,693	$38,960,627
February 2015	191,685	$2.7450	565,378	$38,434,451
March 2015	150,038	$2.6823	715,416	$38,032,006
April 2015	142,696	$2.6457	858,112	$37,654,473
May 2015	27,443	$2.1713	885,555	$37,594,886
June 2015	328,703	$2.0062	1,214,258	$36,935,426
July 2015	156,320	$1.9133	1,370,578	$36,636,344
August 2015	145,975	$1.9452	1,516,553	$36,352,399
September 2015	103,300	$2.0176	1,619,853	$36,143,984
October 2015	55,500	$2.2200	1,675,353	$36,020,775
November 2015	21,370	$2.1959	1,696,723	$35,973,850
December 2015	33,000	$2.2009	1,729,723	$35,901,220
January 2016	165,392	$2.1950	1,895,115	$35,538,178
February 2016	80,660	$2.1167	1,975,775	$35,367,443
March 2016	176,386	$2.0100	2,152,161	$35,012,890
April 2016	505,593	$1.8014	2,657,754	$34,102,109
May 2016	390,648	$2.0196	3,048,402	$33,313,145
June 2016	146,542	$1.9903	3,195,944	$33,021,480
July 2016	76,210	$1.9283	3,271,154	$32,874,525
August 2016	239,104	$2.0479	3,510,258	$32,384,860
September 2016	36,500	$2.1590	3,546,758	$32,306,056
October 2016	—	$—	3,546,758	$32,306,056
November 2016	112,200	$1.9836	3,658,958	$32,083,499
December 2016	125,420	$1.9792	3,784,378	$31,835,274
January 2017	12,380	$1.9891	3,796,758	$31,810,649
February 2017	—	$—	3,796,758	$31,810,649
March 2017	60,359	$1.8914	3,857,117	$31,696,485
April 2017	—	$—	3,857,117	$31,696,485
May 2017	—	$—	3,857,117	$31,696,485
June 2017	—	$—	3,857,117	$31,696,485
July 2017	—	$—	3,857,117	$31,696,485
August 2017	—	$—	3,857,117	$31,696,485
September 2017	—	$—	3,857,117	$31,696,485
October 2017	—	$—	3,857,117	$31,696,485

ITEM 16F-CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Dismissal of Crowe Horwath LLP

Effective September 1, 2017, we dismissed Crowe Horwath LLP as our independent registered public accounting firm. Effective September 1, 2017, we engaged Grant Thornton as our independent registered public accounting firm for the fiscal years ended December 31, 2016 and 2015. The change was approved by our audit committee and board of directors.

Since Crowe Horwath LLP’s engagement in February 2017 and through September 1, 2017, there were no (i) disagreements with Crowe Horwath LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to its satisfaction would have caused Crowe Horwath LLP to make reference in its reports on our consolidated financial statements for such years to the subject matter of the disagreement, or (ii) “reportable events,” as such term is defined in Item 16F(a)(1)(v) of Form 20-F, except that (a) prior to its dismissal, Crowe Horwath LLP was in the process of performing procedures on (1) accounting treatment with respect to deferred revenues and the costs of certain divested businesses, and (2) accounting policies with respect to certain contracts primarily in India, including multiple-element arrangements, customer acceptance provisions, accounting for long-term contracts, accounting for service contracts, and accounting for performance security deposits, each of which resulted in an actual, or planned, expansion of audit scope by Crowe Horwath LLP, and (b) material weaknesses in internal control over financial reporting were communicated to us related to having insufficient resources with an appropriate level of knowledge and experience in U.S. GAAP to properly account for complex accounting transactions, including investment accounting and revenue recognition. Our Audit Committee and Board of Directors discussed with Crowe Horwath LLP the subject matter of these disagreements and internal controls over financial reporting matters. We dismissed Crowe Horwath LLP prior to concluding on the items listed above and prior to Crowe Horwath LLP issuing any audit reports on our consolidated financial statements. We have authorized Crowe Horwath LLP to respond fully to the inquiries of Grant Thornton concerning these matters.

We provided a copy of this disclosure to Crowe Horwath LLP and requested that Crowe Horwath LLP furnish us with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made above, and if not, stating the respects in which it does not agree. A copy of Crowe Horwath LLP’s letter dated November 14, 2017 is attached herewith as Exhibit 4.15.

During the two fiscal years ended December 31, 2015 and 2016, and subsequent interim period preceding the appointment of the new auditors, neither we nor anyone on our behalf consulted Grant Thornton regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, nor has Grant Thornton provided to us a written report or oral advice that Grant Thornton concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement” with Crowe Horwath LLP as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, or a “reportable event,” as that term is described in Item 16F(a)(1)(v) of Form 20-F.

Disengagement of GHP Horwath, P.C.

Effective January 13, 2017, GHP Horwath, P.C. was disengaged as our independent registered public accounting firm after GHP Horwath, P.C.’s partners and employees joined Crowe Horwath LLP. Effective February 6, 2017, we engaged Crowe Horwath LLP as our independent registered public accounting firm for the fiscal year ended December 31, 2016. The change was approved by our audit committee and board of directors.

GHP Horwath, P.C.’s report on our consolidated financial statements as of and for the year ended December 31, 2015, did not contain any adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal year ended December 31, 2015, and subsequent interim period through January 13, 2017, there were no disagreements, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, with GHP Horwath, P.C. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures that, if not resolved to the satisfaction of GHP Horwath, P.C., would have caused them to make reference to the subject matter of the disagreement in connection with its report on our consolidated financial statements for the fiscal year ended December 31, 2015.

During the fiscal year ended December 31, 2015, and subsequent interim period through January 13, 2017, there were no reportable events (hereinafter defined) requiring disclosure pursuant to Item 16F (a) (1) (v) of Form 20-F, other than the material weaknesses reported in the Company’s Form 20-F filed with the SEC on April 22, 2016.

During the fiscal years ended December 31, 2015 and 2016, and subsequent interim period preceding the appointment of the new auditors, neither we nor anyone on our behalf consulted Crowe Horwath LLP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, nor has Crowe Horwath LLP provided to us a written report or oral advice that Crowe Horwath LLP concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement” with GHP Horwath, P.C.as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, or a “reportable event,” as that term is described in Item 16F(a)(1)(v) of Form 20-F.

We provided a copy of this disclosure to GHP Horwath, P.C. and requested that GHP Horwath, P.C. furnish us with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made above, and if not, stating the respects in which it does not agree. A copy of GHP Horwath, P.C.’s letter dated November 13, 2017 is attached herewith as Exhibit 4.14.

Dismissal of PricewaterhouseCoopers Zhong Tian LLP

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

During the two fiscal years ended December 31, 2014 and 2013, and subsequent interim period through July 21, 2015, there were no disagreements, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, with PricewaterhouseCoopers Zhong Tian LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures that, if not resolved to the satisfaction of PricewaterhouseCoopers Zhong Tian LLP, would have caused them to make reference to the subject matter of the disagreement in connection with its reports on our consolidated financial statements for the two fiscal years ended December 31, 2014 and 2013.

During the two fiscal years ended December 31, 2014 and 2013, and subsequent interim period through July 21, 2015, there were no reportable events (hereinafter defined) requiring disclosure pursuant to Item 16F (a) (1) (v) of Form 20-F, other than the material weaknesses reported in the Company’s Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on May 19, 2015.

During the two fiscal years ended December 31, 2014 and 2013, and subsequent interim period preceding the appointment of the new auditors, neither we nor anyone on our behalf consulted GHP Horwath, P.C. regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, nor has GHP Horwath, P.C. provided to us a written report or oral advice that GHP Horwath, P.C. concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement” with PricewaterhouseCoopers, Zhong Tian LLP as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, or a “reportable event,” as that term is described in Item 16F(a)(1)(v) of Form 20-F.

We provided a copy of this disclosure to PricewaterhouseCoopers Zhong Tian LLP and requested that PricewaterhouseCoopers Zhong Tian LLP furnish us with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made above, and if not, stating the respects in which it does not agree. A copy of PricewaterhouseCoopers Zhong Tian LLP’s letter dated April 22, 2016 is attached as Exhibit 4.24 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2015.

ITEM 16G-CORPORATE GOVERNANCE

We are incorporated in the Cayman Islands and our corporate governance practices are governed by applicable Cayman Islands law as well as our memorandum and articles of association. In addition, because our ordinary shares are listed on NASDAQ, we are subject to NASDAQ’s corporate governance requirements.

NASDAQ Marketplace Rule 5620(a) requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year end. However, NASDAQ Marketplace Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement. We follow home country practice with respect to annual meetings and did not hold an annual shareholder meeting in 2016. Our Cayman Islands counsel has provided a letter to NASDAQ certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

ITEM 16H-MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17-FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18-FINANCIAL STATEMENTS

The consolidated financial statements of UTStarcom Holdings Corp. and its subsidiaries are included at the end of this Annual Report.

The consolidated financial statements of iTV Media Inc. are incorporated herein by reference to Exhibit 15.3.

ITEM 19-EXHIBITS

Exhibit Number	Description	Form	Incorporated by Reference From Exhibit Number	Date Filed
1.1	Amended and Restated Memorandum and Articles of Association.	20-F	1.1	4/26/2013
4.1	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 of Form F-4 (File No. 333-173828) filed with the SEC on April 29, 2011	F-4	10.1	4/29/2011
4.2	Stockholder Rights Agreement, made as of February 1, 2010, by and between UTStarcom, Inc. and Beijing E-town International Investment and Development Co., Ltd.	8-K	4.1	2/4/2010
4.3	Stockholder Rights Agreement, made as of February 1, 2010, by and among UTStarcom, Inc., Elite Noble Limited and Shah Capital Opportunity Fund L.P.	8-K	4.2	2/4/2010
4.4	2006 Equity Incentive Plan, as amended February 18, 2009.	10-K	10.14	3/2/2009
4.5	Form of Stock Option Award Agreement for use under 2006 Equity Incentive Plan.	10-Q	10.2	8/7/2009
4.6	Form of Stock Option Agreement for Directors and Officers for use under the 2006 Equity Incentive Plan.	10-Q	10.3	8/7/2009
4.7	Form of Restricted Stock Agreement for use under the 2006 Equity Incentive Plan.	10-K	10.17	3/2/2009
4.8	Form of Restricted Stock Unit Agreement for use under the 2006 Equity Incentive Plan.	10-K	10.18	3/2/2009
4.9	Form of Stock Option Amendment Election Form executed by key executive officers and directors.	8-K	10.1	1/4/07
4.10	UTStarcom, Inc. Amended and Restated Executive Involuntary Termination Severance Pay Plan.	10-Q	10.2	5/8/2009
4.11	Form of Performance Share Agreement for use under the 2006 Equity Incentive Plan.	10-K	10.33	3/2/2009
4.12	Form of Performance Unit Agreement for use under the 2006 Equity Incentive Plan.	10-K	10.34	3/2/2009
4.13	Letter dated April 22, 2016 from PricewaterhouseCoopers Zhong Tian LLP	20-F	4.24	4/22/2016
4.14	Letter dated November 13, 2017 from GHP Horwath, P.C.	Filed herewith	-	-
4.15	Letter dated November 14, 2017 from Crowe Horwath LLP	Filed herewith	-	-

8.1	Subsidiaries of UTStarcom Holdings Corp.	Filed herewith	-	-
12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith	-	-
12.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith	-	-
13.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith	-	-
13.2	Certification of Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith	-	-
15.1	Consent of Grant Thornton	Filed herewith
15.2	Consent of PricewaterhouseCoopers Zhong Tian LLP	Filed herewith	-	-
15.3	Consolidated financial statements of iTV Media Inc. for the fiscal years ended December 31, 2016, 2015 and 2014.	Filed herewith	-	-
15.4	Consent of Grant Thornton, independent registered public accounting firm of iTV Media Inc.	Filed herewith	-	-
15.5	Consent of PricewaterhouseCoopers Zhong Tian LLP, independent registered public accounting firm of iTV Media Inc.	Filed herewith	-	-
101.INS	XBRL Instance Document	Filed herewith
101.SCH	XBRL Taxonomy Extension Schema Document	Filed herewith
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	Filed herewith
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document	Filed herewith
101.LAB	XBRL Taxonomy Extension Label Linkbase Document	Filed herewith
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

UTSTARCOM HOLDINGS CORP.

Date: November 14, 2017	By:	/s/ Tim Ti
		Name:	Tim Ti
		Title:	Chief Executive Officer

UTSTARCOM HOLDINGS CORP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of UTStarcom Holdings Corp.:

We have audited the accompanying consolidated balance sheets of UTStarcom Holdings Corp.(a Cayman Islands Corporation) and subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the two years then ended. Our audits of the basic consolidated financial statements included the financial statement schedules listed in the accompanying index. These financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of UTStarcom Holdings Corp. and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for the two years then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 1, the 2015 consolidated financial statements have been restated to correct an error.

/s/ GRANT THORNTON

Shanghai, China

November 14, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of UTStarcom Holdings Corp.:

In our opinion, the accompanying consolidated statements of operations and comprehensive income (loss), shareholders’ equity and cash flows for the year ended December 31, 2014 present fairly, in all material respects, the results of operations and cash flows of UTStarcom Holdings Corp. and its subsidiaries for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the accompanying index, as they relate to the year ended December 31, 2014, present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These consolidated financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

May 19, 2015

UTSTARCOM HOLDINGS CORP.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	December 31,	December 31,
	2016	2015
		(Restated)
ASSETS
Current assets:
Cash and cash equivalents	$83,922	$77,050
Short-term investments	479	—
Accounts receivable, net of allowances for doubtful accounts of $2,339 and $4,564, respectively	18,329	17,936
Inventories	22,577	17,470
Deferred costs	19,319	25,499
Prepaid and other current assets	6,995	11,388
Short-term restricted cash	11,397	12,264
Total current assets	163,018	161,607
Property, plant and equipment, net	1,610	1,510
Long-term investments	7,753	19,521
Long-term deferred costs	276	332
Long-term deferred tax assets	2,049	11,193
Other long-term assets	3,997	4,216
Total assets	178,703	198,379
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	22,480	16,400
Income taxes payable	8,140	9,906
Customer advances	29,046	30,976
Deferred revenue	10,779	16,965
Deferred tax liabilities	—	9,779
Other current liabilities	16,723	13,763
Total current liabilities	87,168	97,789
Long-term deferred revenue	3,813	8,554
Other long-term liabilities	4,981	8,259
Total liabilities	95,962	114,602
Commitments and contingencies (Note 8)
Shareholders’ equity:
Ordinary shares: $0.00375 par value; 250,000 authorized shares; 39,009 and 38,465 shares issued at December 31, 2016 and December 31, 2015, respectively;35,225 and 36,735 shares outstanding at December 31, 2016 and December 31, 2015, respectively	122	122

Additional paid-in capital	1,262,005	1,259,767
Treasury stock, at cost: 3,784 and 1,730 shares at December 31, 2016 and December 31, 2015, respectively	(8,234)	(4,138)
Accumulated deficit	(1,233,154)	(1,233,444)
Accumulated other comprehensive income	62,002	61,470
Shareholders’ equity	82,741	83,777
Total liabilities and equity	$178,703	$198,379

See accompanying notes to consolidated financial statements

UTSTARCOM HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(In thousands, except per share data)

	Years ended December 31,
	2016	2015	2014
	(Restated)
Net sales
Products	$61,735	$87,361	$105,988
Services	24,777	29,742	23,432
	86,512	117,103	129,420
Cost of net sales
Products	41,472	65,891	84,988
Services	16,684	23,344	22,304
	58,156	89,235	107,292

Gross profit	28,356	27,868	22,128
Operating expenses:
Selling, general and administrative	18,146	21,515	24,515
Research and development	8,502	11,342	11,686
Total operating expenses	26,648	32,857	36,201
Operating income (loss)	1,708	(4,989)	(14,073)
Interest income	871	557	589
Interest expense	(55)	(76)	(88)
Other income (expense), net	2,748	3,489	(2,249)
Equity income (loss) of associates	984	(13,954)	(8,878)
Investment impairment	(5,336)	(16,347)	(3,947)
Income (loss)before income taxes	920	(31,320)	(28,646)
Income tax benefit (expense)	(788)	4,162	(1,618)
Net income (loss)	132	(27,158)	(30,264)
Net loss attributable to non-controlling interests	158	—	—
Net income (loss) attributable to UTStarcom Holdings Corp.	$290	$(27,158)	$(30,264)
Net income (loss) per share attributable to UTStarcom Holdings Corp.-Basic	$0.01	$(0.74)	$(0.81)
Net income (loss) per share attributable to UTStarcom Holdings Corp.-Diluted	$0.01	$(0.74)	$(0.81)
Weighted average shares outstanding-Basic	35,806	37,003	37,380
Weighted average shares outstanding-Diluted	36,402	37,003	37,380
Net Income (loss)	132	(27,158)	(30,264)
Other comprehensive income (loss), net of tax
Net change in cumulative translation adjustment	532	(1,611)	(2,781)
Unrealized gain (loss) from available-for-sale investments	—	(673)	673
Comprehensive income (loss)	664	(29,442)	(32,372)
Comprehensive loss attributable to non-controlling interests	158	—	—
Comprehensive income (loss) attributable to UTStarcom Holding Corp.	$822	$(29,442)	$(32,372)

See accompanying notes to consolidated financial statements

UTSTARCOM HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands, except share data)

	Common Stock		Additional			Accumulated Other	Non-	Total
	Shares Outstanding	Amount	Paid-in Capital	Treasury Stock	(Accumulated Deficit)	Comprehensive Income	controlling interest	Stockholders’ Equity
	(In thousands, except number of shares)
Balance at December 31, 2013	39,777,854	$151	$1,280,810	$(20,421)	$(1,176,022)	$65,862	$(0)	$150,380
Common stock issued	2,000,000	8	5,332	—	—	—	—	5,340
Repurchase of ordinary shares	(4,050,296)	—	—	(10,308)	—	—	—	(10,308)
Restricted stock issued and restricted stock units released	420,518	—	—	—	—	—	—	—
Stock-based compensation	—	—	2,289	—	—	—	—	2,289
Treasury stock retirement	—	(37)	(30,249)	30,286	—	—	—	—
Net loss	—	—	—	—	(30,264)	—	—	(30,264)
Other comprehensive income:
Foreign currency translation	—	—	—	—	—	(2,902)	—	(2,902)
CTA recognition due to closure of the subsidiaries	—	—	—	—	—	121	—	121
Unrealized gain from available-for-sale investments	—	—	—	—	—	673	—	673
Balance at December 31, 2014	38,148,076	$122	$1,258,182	$(443)	$(1,206,286)	$63,754	$(0)	$115,329
Common stock issued upon option exercise	11,543	—	39	—	—	—	—	39
Repurchase of ordinary shares	(1,563,302)	—	—	(3,695)	—	—	—	(3,695)
Restricted stock issued and restricted stock units released	138,997	—	—	—	—	—	—	—
Stock-based compensation	—	—	1,546	—	—	—	—	1,546
Net loss	—	—	—	—	(27,158)	—	—	(27,158)
Other comprehensive income:
Foreign currency translation	—	—	—	—	—	(1,611)	—	(1,611)
Unrealized gain from available-for-sale investments	—	—	—	—	—	(673)	—	(673)
Balance at December 31, 2015	36,735,314	$122	$1,259,767	$(4,138)	$(1,233,444)	$61,470	$(0)	$83,777
Repurchase of ordinary shares	(2,054,655)	—	—	(4,096)	—	—	—	(4,096)
Restricted stock issued and restricted stock units released	543,894	—	—	—	—	—	—	—
Stock-based compensation	—	—	2,238	—	—	—	—	2,238
Net income	—	—	—	—	290	—	(158)	132
Acquisition of non-controlling interests	—	—	—	—	—	—	158	158
Other comprehensive income:
Foreign currency translation	—	—	—	—	—	570	—	570
recognition due to closure of the subsidiaries	—	—	—	—	—	(38)	—	(38)
Balance at December 31, 2016	35,224,553	$122	$1,262,005	$(8,234)	$(1,233,154)	$62,002	$(0)	$82,741

See accompanying notes to consolidated financial statements

UTSTARCOM HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years ended December 31,
	2016	2015	2014
		(Restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$132	$(27,158)	$(30,264)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	1,208	2,202	2,654
Net loss (gain) on disposal of assets	(62)	180	219
Loss (gain) on Cumulative Translation Adjustment recognition from liquidation of subsidiaries	(38)	—	121
Gain on release of tax liability due to expiration of the statute of limitations	(3,272)	(7,747)	(992)
Equity income (loss) of associates	(984)	13,954	8,878
Investment impairment	5,336	16,347	3,947
Gain on sale of short- term investment	(83)	(1,529)	—
Stock-based compensation expense	2,238	1,546	2,289
Provision for doubtful accounts receivable	1,564	79	49
Loan impairment (recovery), net	—	(538)	2,788
Deferred income taxes	771	1,030	(424)
Changes in operating assets and liabilities
Accounts receivable	(1,966)	(1,491)	6,332
Inventories and deferred costs	(190)	35,973	36,859
Prepaids and other assets	2,821	1,558	(772)
Accounts payable	7,393	(12,233)	6,415
Income taxes payable	(751)	3,369	(3,390)
Customer advances	(1,054)	(17,352)	(25,759)
Deferred revenue	(10,556)	(18,610)	(18,788)
Other liabilities	3,225	(1,216)	(5,774)
Net cash provided by (used in) operating activities	5,732	(11,636)	(15,612)
CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment	(1,527)	(917)	(1,298)
Payment on divestitures	—	—	(804)
Net proceeds from sales of property, plant and equipment	85	—	—
Change in restricted cash	1,322	707	(3,526)
Purchase of investments	(300)	(1,670)	(1,080)
Proceeds from sale of investments	7,683	16,228	932
Proceeds from sale of short-term investments	—	3,076	—
Net cash provided by (used in) investing activities	7,263	17,424	(5,776)
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of ordinary shares	—	39	5,340
Acquisition of non-controlling interests	(304)	—	—
Repurchase of ordinary shares	(4,096)	(3,695)	(10,308)
Net cash used in financing activities	(4,400)	(3,656)	(4,968)
Effect of exchange rate changes on cash and cash equivalents	(1,723)	(2,906)	(3,593)
Net increase (decrease) in cash and cash equivalents	6,872	(774)	(29,949)
Cash and cash equivalents at beginning of year	77,050	77,824	107,773
Cash and cash equivalents at end of year	$83,922	$77,050	$77,824
Supplemental disclosure of cash flow information:
Cash paid (Recovered):
Interest	$55	$76	$88
Income taxes	$3,311	$(363)	$5,100
Non-cash investing activities
Accrual for purchase of property, plant and equipment	$—	$—	$13
Disposal of short-term investments through exchange of equity investment	$—	$—	$1,826
Acquisition of short-term investments through exchange of equity investment	$—	$—	$(1,826)

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1-BASIS OF PRESENTATION, LIQUIDITY

UTStarcom Holdings Corp., and its wholly owned subsidiaries (collectively the Company, a Cayman Islands corporation incorporated in 2011, is a global telecom infrastructure provider dedicated to developing technology that will serve the rapidly growing demand for bandwidth from mobile, streaming and other applications. The Company works with carriers globally, from Asia to the Americas, to meet this demand through a range of innovative broadband packet optical transport and wireless/fixed-line access products and solutions.

UTStarcom Inc. was founded in 1991 and started trading on NASDAQ in 2000. On June 24, 2011, the stockholders of UTStarcom Inc. approved the proposed merger, the Merger, to reorganize UTStarcom, Inc. as a Cayman Islands company. Pursuant to the approval of the shareholders, UTSI Mergeco Inc., a Delaware corporation and a wholly-owned subsidiary of UTStarcom Holdings Corp., merged with and into the existing public company, UTStarcom, Inc., which is incorporated under the laws of the State of Delaware. As a result of the reorganization, UTStarcom Holdings Corp. became the parent company of UTStarcom, Inc. and its subsidiaries.

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

The accompanying Consolidated Balance Sheets as of December 31, 2016 and 2015, and the Consolidated Statements of Operations and Comprehensive Income (Loss) for each of the three years ended December 31, 2016, 2015 and 2014 have been prepared by the Company pursuant to the rules and regulations of the U.S Securities and Exchanges Commission (“SEC”) and in conformity with generally accepted accounting principles in the United States. (“US GAAP”).

The accompanying consolidated financial statements are presented on the basis that the Company is a going concern. The going concern assumption contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Financial Accounting Standards Board (“FASB”) issued Accounting Standards Updates (“ASU’) 2014-15 “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern” which was effective for December 15,2016. The Company’s management early adopted this ASU, and considered the company’s current financial status, business operation, market strategy, and products development in the next twelve months dated after report issuance date. And the Company concluded there was no substantial doubt about the Company’s ability to continue as a going concern.

The Company incurred net income of $0.3 million, net losses of $27.2 million (restated) and $30.3 million during the years ended December 31, 2016, 2015, and 2014, respectively. As of December 31, 2016 and 2015, the Company had an accumulated deficit of $1,233.2 million and $1,233.4 million (restated), respectively. The Company generated net cash inflow from operation of $5.7 million and had cash outflows from operations of $11.6 million and $15.6 million during the years ended December 31, 2016, 2015 and 2014, respectively.

As of December 31, 2016 and 2015, the Company had cash and cash equivalents of $83.9 million and $77.1 million, of which $13.5 million and $19.8 million, respectively, were held by subsidiaries in China. China imposes currency exchange controls on certain transfers of funds to and from China. The Company’s China subsidiaries are subject to pre-approval from the State Administration of Foreign Exchange (“SAFE”) for non-domestic financing. Additionally, the amount of cash available for transfer from the China subsidiaries for use by the Company’s non-China subsidiaries is also limited both by the liquidity needs of the subsidiaries in China and the restriction on currency exchange by Chinese-government mandated limitations including currency exchange controls on certain transfers of funds outside of China. The Company’s China subsidiaries have no accumulated profit as of December 31, 2016 determined in accordance with Chinese accounting standards that can be paid as dividends. In the years 2016, 2015 and 2014, the Company’s China subsidiaries did not pay dividends to our parent company.

Management believes that the continuing efforts to stream-line the Company’s operations will enable the Company to control operating costs to be better aligned with operations, market demand and projected sales levels. As of December 31, 2016, the Company’s working capital was $75.9 million. Therefore, management believes both the Company’s China and non-China operations will have sufficient liquidity to finance working capital and capital expenditure needs in excess of 12 months dated after report issuance date. Furthermore, the Company has concentrated its business in Asia, particularly Japan, India and Taiwan. Any unforeseen prolonged economic and /or political risks in these markets could impact the Company’s customers in making their respective investment decisions and could have a material impact on the foregoing assessment. There can be no assurance that additional financing, if required, will be available on terms satisfactory to the Company or at all, and if funds are raised in the future through issuance of preferred stock or debt, these securities could have rights, privileges or preference senior to those of the Company’s ordinary shares and newly issued debt could contain debt covenants that impose restrictions on the Company’s operations. Further, any sale of newly issued debt or equity securities could result in additional dilution to the Company’s current shareholders.

In connection with our year-end financial statement close and preparation of our Form 20-F for 2016, the Company identified an error in our historical financial statements as of December 31, 2015 and for fiscal year then ended (the “Restated Period”). According, the Company has restated the consolidated financial statements for the Restated Period to reflect the correction of the error which is described below.

During the 2016 year-end financial statement close process, the Company identified an impairment on our investment of UTStarcom Hong Kong Holdings Ltd, which existed as at December 31, 2015, which increased the investment impairment and reduced the Company’s net book value of Long-term investments by $6.5 million. See Note 6-Cash, Cash Equivalents and Investments.

The tables below present the impact of the changes to our Consolidated Financial Statement line item:

	December 31, 2015
	Previously Reported	Adjustment	Restated
	In thousands
ASSETS
Current assets:
Cash and cash equivalents	$77,050	—	$77,050
Accounts receivable, net of allowances for doubtful accounts of $4,564	17,936	—	17,936
Inventories	17,470	—	17,470
Deferred costs	25,499	—	25,499
Prepaids and other current assets	11,388	—	11,388
Short-term restricted cash	12,264	—	12,264
Total current assets	161,607	—	161,607
Property, plant and equipment, net	1,510	—	1,510
Long-term investments	26,022	(6,501)	19,521
Long-term deferred costs	332	—	332
Long-term deferred tax assets	11,193	—	11,193
Other long-term assets	4,216	—	4,216
Total assets	204,880	(6,501)	198,379
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	16,400	—	16,400
Income taxes payable	9,906	—	9,906
Customer advances	30,976	—	30,976
Deferred revenue	16,965	—	16,965
Deferred tax liabilities	9,779	—	9,779
Other current liabilities	13,763	—	13,763
Total current liabilities	97,789	—	97,789
Long-term deferred revenue	8,554	—	8,554
Other long-term liabilities	8,259	—	8,259
Total liabilities	114,602	—	114,602
Commitments and contingencies (Note 12)
UTStarcom Holdings Corp. shareholders’ equity:
Ordinary shares: $0.00375 par value; 250,000 authorized shares; 38,465 shares issued at December 31, 2015, respectively; 36,735 shares outstanding at December 31, 2015	122	—	122
Additional paid-in capital	1,259,767	—	1,259,767
Treasury stock, at cost: 1,730 shares at December 31, 2015	(4,138)	—	(4,138)
Accumulated deficit	(1,226,943)	(6,501)	(1,233,444)
Accumulated other comprehensive income	61,470	—	61,470
Total UTStarcom Holdings Corp. shareholders’ equity	90,278	(6,501)	83,777
Total liabilities and equity	$204,880	$(6,501)	$198,379

	Years ended December 31, 2015
	Previously Reported	Adjustment	Restated
	(In thousands, except per shares amounts)
Net sales
Products	$87,361	—	$87,361
Services	29,742	—	29,742
	117,103	—	117,103
Cost of net sales
Products	65,891	—	65,891
Services	23,344	—	23,344
Gross profit	27,868	—	27,868
Operating expenses:
Selling, general and administrative	21,515	—	21,515
Research and development	11,342	—	11,342
Total operating expenses	32,857	—	32,857
Operating loss	(4,989)	—	(4,989)
Interest income	557	—	557
Interest expense	(76)	—	(76)
Other income, net	3,489	—	3,489
Equity pick up of loss of associates	(13,954)	—	(13,954)
Investment Impairment	(9,846)	(6,501)	(16,347)
Loss before income taxes	(24,819)	(6,501)	(31,320)
Income tax benefit	4,162	—	4,162
Net loss	(20,657)	(6,501)	(27,158)
Net loss attributable to non-controlling interests	—	—	—
Net loss attributable to UTStarcom Holdings Corp.	$(20,657)	$(6,501)	$(27,158)
Net loss per share attributable to UTStarcom Holdings Corp.—Basic and Diluted	$(0.56)	$(0.18)	$(0.74)
Weighted average shares outstanding—Basic and Diluted	37,003	37,003	37,003

	Years ended December 31, 2015
	Previously Reported	Adjustment	Restated
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(20,657)	$(6,501)	$(27,158)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	2,202	—	2,202
Net loss on disposal of assets	180	—	180
Reversal of tax payable	(7,747)	—	(7,747)
Equity pick up of losses of an associate	13,954	—	13,954
Investment Impairment	9,846	6,501	16,347
Gain on sale of short- term investment	(1,529)	—	(1,529)
Stock-based compensation expense	1,546	—	1,546
Provision for doubtful accounts	79	—	79
Deferred income taxes	1,030	—	1,030
Assets impairment	(538)	—	(538)
Changes in operating assets and liabilities
Accounts receivable	(1,491)	—	(1,491)
Inventories and deferred costs	35,973	—	35,973
Other assets	1,558	—	1,558
Accounts payable	(12,233)	—	(12,233)
Income taxes payable	3,369	—	3,369
Customer advances	(17,352)	—	(17,352)
Deferred revenue	(18,610)	—	(18,610)
Other liabilities	(1,216)	—	(1,216)
Net cash used in operating activities	(11,636)	—	(11,636)
CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment	(917)	—	(917)
Change in restricted cash	707	—	707
Purchase of investment interests	(1,670)	—	(1,670)
Proceeds from refund of investment interests	16,228	—	16,228
Proceeds from sale of short-term investments	3,076	—	3,076
Net cash provided by investing activities	17,424	—	17,424
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of ordinary shares	39	—	39
Repurchase of ordinary shares	(3,695)	—	(3,695)
Net cash used in financing activities	(3,656)	—	(3,656)
Effect of exchange rate changes on cash and cash equivalents	(2,906)	—	(2,906)
Net decrease in cash and cash equivalents	(774)	—	(774)
Cash and cash equivalents at beginning of year	77,824	—	77,824
Cash and cash equivalents at end of year	$77,050	—	$77,050

NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates:

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant judgment and estimates are used for revenue recognition, allowances for doubtful accounts and sales returns, tax valuation allowances, inventory write-down, impairment of property, plant and equipment, deferred costs, accrued product warranty costs, provisions for contract losses, investment impairments, going concern assessment, stock-based compensation expense, and loss contingencies among others. Actual results could differ materially from those estimates.

Cash and Cash Equivalents:

Cash and cash equivalents consist of highly liquid instruments with original maturities of three months or less. Approximately 36.4%, or $30.6 million of cash and cash equivalents were held by the Company’s subsidiaries in the U.S. as of December 31, 2016. The remainder was held by the other UTStarcom entities throughout the world. As of December 31, 2016, approximately 16.1%, or $13.5 million, of the Company’s cash and cash equivalents were held by its subsidiaries in China, and China imposes currency exchange controls on transfers of funds outside of China. Approximately 17%, or $12.9 million of cash and cash equivalents were held by the Company’s subsidiaries in the U.S. as of December 31, 2015. The remainder was held by the other UTStarcom entities throughout the world. As of December 31, 2015, approximately 26%, or $19.8 million, of the Company’s cash and cash equivalents were held by its subsidiaries in China, and China imposes currency exchange controls on transfers of funds outside of China. Cash and cash equivalents are invested in short-term bank deposits and similar short duration instruments that are highly liquid and readily convertible with fixed maturities from overnight to three months.

Restricted Cash:

As of December 31, 2016, the Company had short-term restricted cash of $11.4 million, and had long-term restricted cash of $3.3 million included in other long-term assets. As of December 31, 2015, the Company had short-term restricted cash of $12.3 million, and had long-term restricted cash of $3.8 million included in other long-term assets. These amounts primarily collateralize the Company’s issuances of performance bonds, warranty bonds, and standby and commercial letters of credit.

Investments:

The Company’s investments consist principally of debt and equity securities classified as “available for sale,” and cost and equity method investments in privately held companies. The investments in equity securities of privately held companies in which the Company does not have the ability to exercise significant influence are accounted for under ASC 325, “Investments-Other” using the cost method. Under the cost method, these investments are carried at the lower of cost or fair market value. The investments in equity securities of privately held companies in which the Company has the ability to exercise significant influence, but does not own a majority equity interest or otherwise control are accounted for under ASC 323, “Investments-Equity Method and Joint Ventures” using the equity method. Investments in debt securities classified as available for sale are measured at fair value on the balance sheets under ASC 320, “Investments-Debt and Equity Securities.”. Unrealized holding gains and losses for available-for-sale securities (including those classified as current assets) are excluded from earnings and reported in other comprehensive income until realized except as indicated in the following paragraph.

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

In connection with the restructuring of the telecommunication industry in China, the Ministry of Industry and Information Technology (“MIIT”) announced that personnel access system, or (“PAS”) services in China would be phased out by January 1, 2012. The Company still had $13.2 million of deferred revenue associated with unfulfilled contractual obligations for its historical PAS infrastructure contracts as of December 31, 2011. Such amounts were deferred at its VSOE of fair value according to the terms of the contracts. Upon the phasing out of the PAS services as required by the MIIT announcement, the Company took appropriate actions, such as communicating with its customers regarding the termination of such services, to legally release those obligations. Accordingly, approximately $8.1 million of the deferred revenue was released in 2012 upon the completion of the appropriate legal actions. The remaining balance of $5.1 million was included as part of the liabilities transferred to the buyer on the IPTV divestiture in August 2012. However, as some customers were not willing to assign their contracts to the buyer, the Company is still the primary obligor for those contracts that were not legally assigned to the buyer. Therefore, deferred revenue still included in the Company’s Consolidated Balance Sheet. See “Note 3-Divestitures”.

Revenue from fixed price contracts that include a requirement for significant software modification or customization is recognized using the completed contract method of accounting whereby no revenue is recognized prior to the completion of the project because for contracts involving unique requirements, the Company is unable to make reasonably dependable estimates of progress towards meeting contractual requirements. In the event estimated total project costs exceed estimated total project revenues, the entire estimated loss is charged to operations in the period in which the loss becomes probable and can be reasonably estimated. The complexity of the estimation process and judgments about internal and external factors including labor utilization, changes to specifications and testing requirements, time required for performance and resulting incurrence of contract penalties, and the performance of subcontractors affect the estimation process. The Company recognizes gross revenue based on the amount billed to customers when all revenue recognition criteria have been met for transactions where the Company is a reseller. For these transactions the Company is responsible to fulfill the contracts’ obligations, and assumes both the general inventory risk as well as the credit risk.

The assessment of collectability is also a factor in determining whether revenue should be recognized. The Company assesses collectability based on a number of factors, including payment history and the credit-worthiness of the customer. The Company does not request collateral from its customers. In international sales, the Company may require customers to provide letters of credit that can be drawn on demand if the customer defaults on its payment. If the Company determines that collection of a payment is not reasonably assured, the Company defers revenue recognition until collection becomes reasonably assured, which is generally upon receipt of cash.

On August 31, 2012, the Company completed the divestiture of its IPTV business. As a result, the Company transferred all assets, liabilities and managerial duties to the buyer. The Company is still the primary obligor for certain contracts that some customers were not willing to assign to the buyer. Even though the Company signed back-to-back contracts to transfer all obligations and associated economic risks and benefits to the buyer, from the customer point of view, the Company is the sole obligor to their contracts. If the buyer fails to fulfill its obligations under the back-to-back contracts, the Company is still obligated to fulfill the obligations under the un-assigned contracts with the customers. Therefore, the Company was not able to derecognize the related liabilities of those un-assigned contracts. The Company continued to recognize revenue for those unassigned contracts when they met the revenue recognition criteria as discussed above. At the same time, the Company continued to recognize an equal amount of the deferred costs associated with those contracts. Therefore, there is no gross profit impact from the future revenue recognition of these unassigned contracts. The Company will derecognize both the liabilities and deferred costs when the related contracts are legally assigned subsequently. During the years ended December 31, 2016, 2015 and 2014, the Company recorded $0.3 million, $3.6 million and $4.3 million, respectively, in the Consolidated Statements of Operations and Comprehensive Loss due to meeting the revenue recognition criteria. As of December 31, 2016, the Company still had both liabilities and deferred costs of $10.2 million related to those un-assigned contracts. See “Note 3-Divestitures”.

Because of the nature of doing business in China and other emerging markets, the Company’s billings and/or customer payments may not correlate with the contractual payment terms. The Company generally does not enforce contractual payment terms prior to final acceptance. Accordingly, accounts receivable is not recorded until the Company recognizes the related customer revenue. Advances from customers are recognized when the Company has collected cash from the customer, prior to recognizing revenue. Deferred revenue is recorded if there are delivered elements before final acceptance has been obtained. The Company had current deferred revenue of $10.8 million and $17.0 million, and long-term deferred revenue of $3.8 million and $8.6 million at December 31, 2016 and 2015, respectively. Costs related to deferred revenue are also deferred until revenue is recognized. See “Deferred Costs” below.

Product Warranty:

The Company provides a warranty on its equipment and terminal sales for periods generally ranging from one to two years from the time of final acceptance. At times, the Company has entered into arrangements to provide limited warranty services for periods longer than two years. The Company provides for the expected cost of product warranties at the time that revenue is recognized based on an assessment of past warranty experience and when specific circumstances dictate. The Company assesses the adequacy of its recorded warranty liability every quarter and makes adjustments to the liabilities if necessary. Specific warranty accruals are reversed upon the expiration of the warranty period and are recorded as reduction of cost of sales. Warranty accrual reversals were $0.1 million, nil, and $0.1 million in 2016, 2015 and 2014 respectively. From time to time, the Company may be subject to additional costs related to non-standard warranty claims from its customers. If and when this occurs, the Company estimates additional accruals based on historical experience, communication with its customers and various assumptions that the Company believes to be reasonable under the circumstances. Such additional warranty accruals are recorded in the period in which the additional costs are identified.

Receivables:

Although the Company evaluates customer credit worthiness prior to a sale, the Company provides an allowance for doubtful accounts for the estimated loss on trade when collection may no longer be reasonably assured. The Company assesses collectability of receivables based on a number of factors including analysis of creditworthiness, the Company’s historical collection history and current economic conditions, its ability to collect payment and on the length of time an individual receivable balance is outstanding. The Company’s policy for determining the allowance for doubtful accounts includes both specific allowances for balances known to be doubtful of recovery and a formula-based portfolio approach, based on aging of the accounts receivable, as a part of management’s review of the overall allowance for doubtful accounts. This formula-based approach involves aging of the Company’s accounts receivable and applying a percentage based on the Company’s historical experience. The Company evaluates the percentages applied to each category of aged accounts receivable periodically based on actual history of write-offs and collections and refines this formula-based approach accordingly for use in future periods. Receivable balances are written-off when the Company has sufficient evidence to prove that they are uncollectible.

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

Deferred Costs:

Deferred costs consist of products shipped to the customer, but revenue has not yet been recognized due to revenue recognition criteria not fully met. Given that there is uncertainty about customer acceptance until the customer completes its internal testing and procedures, we wait until the issuance of the final acceptance certificate to support its assertion of contract fulfillments. Management periodically assesses the recoverability of deferred costs and provides reserves against deferred cost balances when recovery of deferred costs is not probable. Recoverability is evaluated based on various factors including the length of time the product has been held at the customer site, the likelihood of collection, or it is determined that a related transaction will result in a gross margin loss. When a loss situation is identified, the deferred cost balance is impaired to equal to the value of the excess of cost over the amount of revenue that will be ultimately recognized for the transaction. Revenue and cost of sales are recorded when final acceptance is received from the customer.

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

Years
Equipment and furniture	5
Computers and software	2 - 3
Automobiles	5
Leasehold improvements	Lesser of the term of the lease or the estimated useful life

Depreciation expense was $1.2 million, $2.3 million, and $2.9 million, for the years ended December 31, 2016, 2015 and 2014, respectively.

Other-than-Temporary Impairment on Investment:

The Company reviews its investments for other-than-temporary impairment whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. Investments identified as having an indication of impairment are subject to further analysis to determine if the impairment is other-than-temporary and this analysis requires an estimation of the fair value of the investment. In making this determination, the Company reviews several factors to determine whether the losses are other-than-temporary, including but not limited to: (i) the length of time the investment was in an unrealized loss position, (ii) the extent to which fair value was less than cost, (iii) the financial condition and near term prospects of the issuer, and (iv) the Company’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value. The determination of fair value of the investment involves considering factors such as current economic and market conditions, the operating performance of the companies including current earnings trends and forecasted cash flows, and other company and industry specific information. Investment impairments recorded as other-than-temporary were $5.3 million, $16.3 million (restated), and $3.9 million, for the years ended December 31, 2016, 2015 and 2014, respectively.

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

Advances:

Advances from customers represent cash received from customers before revenue recognition for the purchase of the Company’s products.

Advertising Costs:

The Company expenses all advertising costs as incurred. Payment to customers for marketing development costs are accounted for as incurred as a reduction of the revenue associated with customers. For the years ended December 31, 2016, 2015 and 2014, advertising costs totaled $0.1 million, $0.1 million, and $0.1 million, respectively.

Operating Leases:

The Company leases office space under operating lease agreements with an initial lease terms up to five years. Rental expense is recognized from the date of initial possession of the leased property on a straight-line basis over the term of the lease.

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

Accumulated Other Comprehensive Income (“AOCI”):

Accumulated Other Comprehensive Income mainly consisted of foreign currency translation adjustments and the unrealized gain or loss from available-for-sale investments. The changes in AOCI, including the amounts reclassified to income, were as follows:

Foreign currency translation and unrealized gains (losses), net of tax
(in thousands)
Balance at December 31, 2014	$63,754
Loss recorded in other comprehensive loss	(1,611)
Unrealized loss from available-for-sale investments	(673)
Balance at December 31, 2015	$61,470
Gain recorded in other comprehensive income	570
Gain reclassified from AOCI to income	(38)
Balance at December 31, 2016	$62,002

As of December 31, 2015, no accumulated other comprehensive income or loss is attributable to non-controlling interests.

The Company reclassifies foreign currency translation adjustments from AOCI to income upon sale or upon complete or substantially complete liquidation of investments in foreign entities, when the amounts attributable to the entities and accumulated in the translation adjustment component of equity is both: (a) removed from the separate component of equity; and (b) reported as part of the gain or loss on sale or liquidation of the investment for the period during which the sale or liquidation occurs. During fiscal 2014, the Company recognized and reclassified $0.1 million to net loss from the cumulative translation adjustment previously recorded in accumulated other comprehensive income upon the liquidation of three Chinese entities. During fiscal 2016, the Company recognized and reclassified $0.1 million to net income from cumulative translation adjustment previously recorded in accumulated to other comprehensive income upon the liquidation of two entities. The prior cumulative translation adjustment primarily resulted from the difference between local functional currency and the Company’s reporting currency.

On October 4, 2014, one of the Company’s cost method investees, Cortina, was acquired by Inphi Corporation, “Inphi”, a public company listed on the New York Stock Exchange. Upon the Merger agreement between Inphi and Cortina, and after evaluating the total consideration amount of this acquisition and the Company’s interest holding as of September 30, 2014, the Company recorded a $1.5 million realized investment disposal loss in the third quarter of 2014. In exchange for the 1% interest in Cortina, the Company received 124,395 shares of Inphi on November 14, 2014. Management assessed the shares and classified them as available-for-sale securities subject to fair value accounting. As of December 31, 2014, the fair value of the shares was $2.3 million which resulted in an unrealized gain of $0.5 million which was recorded in Other Comprehensive Loss in the year ended. In February of 2015, the Company sold the 124,395 shares of Inphi stock for a total cash consideration of $2.4 million, which resulted in a realized gain of $0.6 million in Other Income. In 2015, the Company also received $1.0 million in cash proceeds in connection with the sale of assets that had a $0 net carrying value which resulted in a realized gain in Other Income. In the second quarter of 2015, the Company also received $0.7 million in cash proceeds in connection with the sale of assets that had a $0 net carrying value, resulting in a realized gain in Other Income. In the fourth quarter of 2015, another $0.3 million was released from escrow deposited by Inphi during the transaction and the Company recorded as a realized gain in Other Income. In the second quarter of 2016, the Company received another $0.1 million was released from escrow deposited by Inphi during the transaction and the Company recorded as a realized gain in Other Income.

As of December 31, 2014, the Company held a $20.2 million Convertible Bond of UTStarcom Hong Kong Holdings Ltd. issued to the Company which included $0.2 million of unrealized gain, which was recognized in AOCI. The Convertible Bond was classified as available-for-sale debt securities subject to fair value accounting. On April 7, 2015, the Company entered an agreement with UTStarcom Hong Kong Holdings Ltd., for the conversion of the $20.0 million convertible bond. Pursuant to the agreement, UTStarcom Hong Kong Holdings Ltd. paid $10.0 million in cash to the Company as partial payment of the principal of the $20.0 million convertible bond.  The remaining part of the principal and the interest of the convertible bond were converted to 14% of equity interest of UTStarcom Hong Kong Holdings Ltd. Therefore, the Company began accounting for this private equity investment on the cost method, and reversed $0.2 million unrealized gain. See “Note 3-Divestitures”

Income Taxes:

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

In November 2015, the FASB issued ASU 2015-17, to simplify the presentation of deferred income taxes, which requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The amendments in this Update apply to all entities that present a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments in this Update and within a particular tax jurisdiction. The Company has elected to adopt ASU 2015-17 prospectively in the fourth quarter of 2016. As a result, the Company has presented all deferred tax assets and liabilities as non-current on the Company’s consolidated balance sheet as of December 31, 2016. There was no impact on the Company’s results of operations as a result of the adoption of ASU 2015-17.

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

Foreign Currency Translation:

The Company’s operations are conducted through international subsidiaries where the local currency is the functional currency and the financial statements of those subsidiaries are translated from their respective functional currencies into U.S. Dollars which is the functional currency of the Company. All foreign currency assets and liabilities are translated at the period-end exchange rate and all revenues and expenses are translated at the average exchange rate for the period. The effects of translating the financial statements of foreign subsidiaries into U.S. Dollars are reported as a cumulative translation adjustment, a separate component of accumulated other comprehensive income in stockholders’ equity.

The foreign currency translation gain (loss) related to the remeasurement of transactions denominated in other than the functional currency is included in other income (expenses), net on the Company’s Consolidated Statements of Operations and Comprehensive Loss. In connection with this remeasurement process, the Company recorded gains of $1.5 million, losses of $0.2 million and losses of $0.6 million in the years ended December 31, 2016, 2015 and 2014, respectively.

Earnings per Share:

Basic earnings per share is computed by dividing the net loss available to holders by the weighted average number of the Company’s ordinary shares outstanding, as applicable, during the period, which excludes unvested restricted stock. Diluted earnings per share reflects the amount of net loss available to each ordinary share outstanding during the period plus the number of additional shares that would have been outstanding if potentially dilutive securities had been issued. The Company’s potentially dilutive ordinary shares include outstanding stock options, unvested restricted stock, restricted stock units and performance- based units. The following table summarizes the total potential ordinary shares that were excluded from the diluted per share calculation, because their effect was anti-dilutive.

	Years ended December 31,
	2016	2015	2014
	(in thousands)
Anti-dilutive stock options and awards/units outstanding	605	1,295	1,784
Total(1)	605	1,295	1,784

(1)             Calculated using the treasury stock method, which assumes proceeds are used to reduce the dilutive effect of outstanding stock awards. Assumed proceeds include the unrecognized deferred compensation of share awards, and assumed tax proceeds from excess stock-based compensation deductions.

For the years ended December 31, 2015, and 2014, no potential ordinary shares were dilutive because of the net loss incurred in those years, therefore basic and dilutive EPS were the same.

For the year ended December 31, 2016, 1.4 million potential ordinary shares were dilutive. After the dilution, the diluted earnings per share during the year ended December 31, 2016 was as following.

2016
Net Income attributable to UTStarcom Holding Corp.	$290
Weighted average shares outstanding—Diluted	36,402
Net Income per shares attributable to UTStarcom Holding Corp.—Diluted	$0.01

Recent Accounting Pronouncements:

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606).” (“ASU 2014-09”). The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 supersedes most existing revenue recognition guidance in US GAAP. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of Effective Date (“ASU 2015-14”), which defers the effective date of ASU 2014-09 to January 1, 2018 for the Company. Early adoption is permitted. The Company expects to adopt ASU 2014-09 utilizing the modified retrospective method in the first quarter of 2018.

The Company is in the process of reviewing revenue contracts across each revenue stream and continues to evaluate the impact the standard would have on each revenue stream. As a result of our evaluation performed to date, we do not expect that the new guidance will have a material impact on the timing and/or amount of revenue that we recognize on our contracts. In addition, we are in the preliminary stage of designing and implementing appropriate changes to our business processes, system, and internal controls to support recognition and disclosure under the new standard. We continue to monitor additional authoritative or interpretive guidance related to the new standard as it becomes available, as well as comparing our conclusions on specific interpretative issues to other peers in our industry, to the extent that such information is available to us.

In January 2016, the FASB issued ASU 2016-01, “Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”)”. The standard addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. ASU 2016-01 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. The Company evaluated the impact of adopting the new standard on its consolidated financial statements and conclude there was no material impact to the Company’s financial statement.

In February 2016, the FASB issued ASU 2016-02, “Lease (Topic 842)”, which amends recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases. This standard will take effect for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. While the Company is still evaluating the impact of our pending adoption of the new standard on our consolidated financial statements, the Company expect that upon adoption the Company will recognize Right-Of-Use (“ROU”) assets and lease liabilities and that the amount could be material. The Company is still evaluating the impact of the adoption of ASU 2016-02 will have on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, “Compensation-Stock Compensation (Topic 718)”, effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods, to simplify several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Early adoption is permitted. The Company adopted the new standard on its consolidated financial statements, and there was no material impact to the Company’s financial statements.

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash flows -—Classification of Certain Cash Receipts and Cash Payment”, effective for the fiscal years beginning after December 15, 2017, and interim periods within that fiscal year. This Update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The Company evaluated the impact of adopting the new standard on its consolidated financial statements and conclude there was no material impact to the Company’s financial statement.

In October 2016, the FASB issued ASU 2016-16, “Income Tax (Topic 740): Intra-Entity Transfer of Assets Other Than Inventory”, effective for annual reporting periods beginning after December 15, 2017, including the interim reporting periods within those annual reporting periods. This update eliminates the exception for an intra-entity transfer of an asset other than inventory. The Company evaluated the impact of adopting the new standard on its consolidated financial statements and conclude there was no material impact to the Company’s financial statement.

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows-— Restricted Cash (a consensus of the FASB Emerging Issues Task Force)”, effective for fiscal years beginning after December 15, 2017, and interim periods within that fiscal year. The standard addresses whether restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The Company evaluated the impact of adopting the new standard on its consolidated financial statements and conclude there was no material impact to the Company’s financial statement.

In January, 2017, the FASB issued 2017-01 “Business Combinations”, effective for the annual reporting period beginning after December 15, 2017, and interim period within that period. This Updated clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions of assets or business. The Company evaluated the impact of adopting the new standard on its consolidated financial statements and conclude there was no material impact to the Company’s financial statement.

In February 2017, the FASB issued ASU 2017-05 “Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20)”, effective for the annual reporting period beginning after the December 15, 2017, including the interim reporting period within that period. This update provides guidance on the recognition of gains and losses on transfers of nonfinancial assets and in substance nonfinancial assets to counterparties that are not customers. The Company evaluated the impact of adopting the new standard on its consolidated financial statements and conclude there was no material impact to the Company’s financial statement.

In May 2017, the FASB issued ASU 2017-09 “Compensation—Stock Compensation (Topic 718), effective for the annual report period beginning after the December 15, 2017, including the interim reporting period within that period. This update provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. The Company evaluated the impact of adopting the new standard on its consolidated financial statements and conclude there was no material impact to the Company’s financial statement.

NOTE 3-DIVESTITURES

During the year ended December 31, 2012, the Company completed its divestiture of the IPTV equipment business.

IPTV operations

On August 31, 2012, the Company completed a sale of its IPTV business to an entity founded by our former CEO (the Buyer”), for an aggregate purchase price of $30.0 million related to the net liabilities transferred.

The Company are still the primary obligor for certain contracts that some customers were not willing to assign to the Buyer. Even though the Company signed back-to-back contracts to transfer all obligations and associated economic risks and benefits to the Buyer, from the customer point of view, the Company is still the sole and only obligor to their contracts. If the Buyer fails to fulfill its obligations with respect to these un-assigned contracts with the Company, the Company is still obligated to fulfill its obligations under the un-assigned contracts. Therefore, the Company did not derecognize the related liabilities of those un-assigned contracts. According to the back-to-back contracts with the Buyer, all of the obligations and associated economic risks and benefits of the un-assigned customer contracts were transferred to the Buyer. Therefore, the Company recorded the portion of the payment made to the Buyer at the time of the divestiture as service cost payment to fulfill the remaining liabilities related to those un-assigned contracts. As of August 31, 2012, the Company had both liabilities and assets of $47.3 million related to those un-assigned contracts. The following is a summary of the assets and liabilities related to the un-assigned customer contracts as of August 31, 2012 (in millions):

Million
Deferred revenues	$10.0
Customer advances	37.3
Total liabilities associated with the un-assigned IPTV contracts	$47.3

Deferred contract costs	24.6
Deferred contract service costs to Buyer	22.7
Total assets associated with the un-assigned IPTV contracts	$47.3

The Company continues to recognize revenue for those un-assigned contracts when the revenue recognition criteria as mentioned above are met. At the same time, the Company recognizes an equal amount of the deferred costs associated with those contracts. Therefore, there is no gross margin impact from the future revenue recognition of these un-assigned contracts. The Company continues to derecognize both the liabilities and deferred costs when the related contracts are legally assigned subsequently. During the years ended December 31,2016, 2015 and 2014, the Company recorded $0.3 million, $3.6 million, and $4.3 million, respectively, in revenues and related costs in the Consolidated Statements of Operations and Comprehensive Loss due to meeting the revenue recognition criteria. As of December 31, 2016, the Company had both liabilities and deferred costs of $10.2 million, respectively, related to these remaining un-assigned contracts.

On August 31, 2012, UTStarcom Hong Kong Holdings Ltd., a subsidiary prior to its disposal to the buyer as part of the sale of the IPTV business, issued a convertible bond (the “Convertible Bond”) to UTStarcom Hong Kong Ltd., a subsidiary of the Company, in the principal amount of $20.0 million.  According to the terms of the Convertible Bond, the Convertible Bond bears interest at 6.5% per annum and were mature on August 31, 2017 (the “Maturity Date”). On or prior to the Maturity Date, upon UTStarcom Hong Kong Holdings Ltd achieving breakeven on its statement of operations (the “P&L run-rate breakeven”), $5.0 million of principal of the Convertible Bond was to be converted into 8% of the outstanding shares of UTStarcom Hong Kong Holding Ltd. At the Maturity Date, the Company has the option to convert the outstanding principal amount of the Convertible Bond and all accrued and unpaid interest into fully paid and nonassessable ordinary shares of UTStarcom Hong Kong Holding Ltd. equal to 25% (if 8% of shares specified above have been issued), 33% of the outstanding shares of UTStarcom Hong Kong Holding Ltd or to receive repayment in cash. On April 7, 2015, the Company entered an agreement with UTStarcom Hong Kong Holdings Ltd., which is an unaffiliated entity of the Company, for the early repayment and conversion of the $20.0 million Convertible Bond. The agreement was effective on April 7, 2015. Pursuant to the agreement, UTStarcom Hong Kong Holdings Ltd. paid $10.0 million in cash to the Company as partial payment of the principal of the Convertible Bond. The remaining principal and the interest of the Convertible Bond were converted to 14% equity interest of UTStarcom Hong Kong Holdings Ltd. See Note 6-Cash, Cash Equivalents and Investments.

NOTE 4-COMPREHENSIVE LOSS

Total Comprehensive Loss for the years ended December 31, 2016, 2015 and 2014 consisted of the following:

	Years ended December 31,
	2016	2015	2014
	(Restated)
	(in thousands)
Net income (loss)	$132	$(27,158)	$(30,264)
Other comprehensive loss
Unrealized gain (loss) from available-for-sale investments	—	(673)	673
Net Change in Foreign currency translation	532	(1,611)	(2,781)
Total comprehensive income (loss)	664	(29,442)	(32,372)
Comprehensive loss attributable to non-controlling interests(1)	158	—	—
Comprehensive income (loss) attributable to UTStarcom Holdings Corp	$822	$(29,442)	$(32,372)

(1)      Comprehensive loss attributable to non-controlling interests consisted solely of net loss.

NOTE 5-BALANCE SHEET DETAILS

The following tables provide details of selected balance sheet items:

	December 31, 2016	December 31, 2015
	(in thousands)
Inventories:
Raw materials	$3,821	$6,886
Work in process	3,362	1,813
Finished goods(1)	15,394	8,771
Total Inventory	$22,577	$17,470

(1)                                    Includes finished goods at customer sites of approximately $14.5 million and $8.3 million at December 31, 2016 and 2015, respectively, for which the customer has taken possession, but based on specific contractual terms, title has not yet passed to the customer and for which revenue has not yet been recognized.

	December 31, 2016	December 31, 2015
	(in thousands)
Prepaid and other current assets
Prepaid tax	$3,468	$3,935
Advance to suppliers	53	1,259
Deferred taxes-current	—	1,305
Other receivable(1)	811	1,833
Prepaid others	2,663	3,056
Total Prepaid and other current assets	$6,995	$11,388

(1)                                    The other receivable balance includes loans to UiTV of approximately $2.3 million as of December 31, 2015. The Company paid $1.08 million in July and August of 2014, paid $1.17 million in January and February of 2015. UiTV used this amount to purchase Set Top Boxes for the Internet television service in Thailand. Pursuant to the contract, UiTV repays in installments, starting from January of 2015 to July of 2018.The Company performed an assessment on the need for a valuation reserve due to collectability risk and $2.3 million was reserved as of December 31, 2015. In 2016, there was no such item included in the other receivable balance.

	December 31, 2016	December 31, 2015
	(in thousands)
Property, plant and equipment, net:
Leasehold improvements	$1,591	$4,902
Automobiles	1,765	1,748
Software	3,267	5,151
Computer, Equipment and Furniture	26,507	42,786
Other	67	46
Total	33,197	54,633
Less: accumulated depreciation	(31,587)	(53,123)
Total Property, plant and equipment, net	$1,610	$1,510

During the years ended December 31, 2016, 2015 and 2014, the Company wrote off $19.6 million with accumulated depreciation of $19.6 million, $2.8 million with accumulated depreciation of $2.8 million, and $7.3 million with accumulated depreciation of $7.3 million of fully depreciated property, plant and equipment, respectively. In 2015, there was $0.1 million of improvements of lease related to the early termination of a lease of the Hangzhou facility.

	December 31, 2016	December 31, 2015
	(in thousands)
Other current liabilities:
Accrued contract costs(1)	$3,627	$798
Accrued payroll and compensation	5,897	5,352
Warranty costs	44	178
Accrued professional fees	394	438
Accrued other taxes	2,523	2,957
Other	4,238	4,040
Total other current liabilities	$16,723	$13,763

(1)                                    The accrued contract costs include $2.9 million cost related to India equipment contract as of December 31, 2016.

	December 31, 2016	December 31, 2015
	(in thousands)
Other long-term liabilities
Non-current income tax payable	$3,906	$6,432
Other	1,075	1,827
Total other long-term liabilities	$4,981	$8,259

NOTE 6-CASH, CASH EQUIVALENTS AND SHORT AND LONG TERM INVESTMENTS

Cash and cash equivalents, consisting primarily of bank deposits and money market funds, are recorded at cost which approximates fair value because of the short-term nature of these instruments.

Short-term investments consist of available-for-sale securities. The Company hold $0.5 million available-for-sale securities (“AFS”) in SBI NEO Technology (“SBI”) on December 31, 2016. The Company recognizes an impairment charge when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. In making this determination, the Company reviews several factors to determine whether the losses are other-than-temporary, including but not limited to: (i) the length of time the investment was in an unrealized loss position, (ii) the extent to which fair value was less than cost, (iii) the financial condition and near term prospects of the issuer, and (iv) the Company’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value.

At December 31, 2016 and 2015, the Company had investments in convertible bonds and redeemable convertible preferred stock that were classified as available-for-sale securities and are subject to fair value accounting. Investments in debt securities classified as available for sale will be measured subsequently at fair value on the balance sheets. An impairment charge will be recognized by the Company when a decline in the fair value below the cost basis is judged to be other-than-temporary.

The following table shows the break-down of the Company’s total investments as of December 31, 2016 and December 31, 2015:

	Accounting Method	December 31, 2016	December 31, 2015
			(Restated)
		(in thousands)
Cortina	Cost Method	$—	$—
GCT Semiconductor, Inc.	Cost Method	—	811
Xalted Networks	Cost Method	—	—
UTStarcom Hong Kong Holdings Ltd	Cost Method	3,499	3,499
SBI	Cost Method	—	1,283
Total Investments using Cost Method		3,499	5,593
ACELAND	Equity Method	2,554	1,109
UiTV	Equity Method	—	—
Shareholder Loan to ACELAND	Equity Method	—	7,119
Total Investments using Equity Method		2,554	8,228
AioTV	AFS	1,700	5,700
SBI	AFS	479	—
Total Investments Classified as AFS		2,179	5,700
Total Investment		$8,232	$19,521
Less :Short-term investment
SBI	AFS	479	—
Short-term Investment		$479	$—
Long-term Investment		$7,753	$19,521

Cortina

In September 2004, the Company invested $2.0 million in Series A preferred stock of ImmenStar, Inc., or “ImmenStar”. ImmenStar was a development stage company that designed a chip that was used in the Company’s product. This investment was accounted for under the cost method. In February 2007, ImmenStar was acquired by Cortina Systems, Inc., or “Cortina”. In exchange for the Company’s investment in ImmenStar, the Company received 3.6 million shares of Series D Preferred Convertible Stock of Cortina at $0.837 per share, $1.8 million cash in March 2007 and received an additional 0.4 million shares of Series D Preferred Convertible Stock at $0.837 per share and $0.2 million cash from escrow during 2008.

On October 30, 2014, Cortina was acquired by Inphi Corporation, or “Inphi”, a public company listed on the New York Stock Exchange. Upon the Merger agreement between Inphi and Cortina, and in evaluating the total consideration amount of this acquisition and the Company’s interest holding as of September 30, 2014, the Company recorded $1.5 million realized investment disposal loss in the third quarter of 2014. In exchange for the 1% interest in Cortina, the Company received 124,395 shares of Inphi on November 14, 2014. Management assessed the shares and classified them as available-for-sale securities and subject to fair value accounting. As of December 31, 2014, the fair value of the shares was $2.3 million, which resulted in an unrealized gain of $0.5 million in Other Comprehensive Income. In the first quarter of 2015, the Company sold the 124,395 shares of Inphi stock for total cash consideration of $2.4 million, which resulted in a realized gain of $0.6 million in Other Income. In the second quarter of 2015, the Company also received $0.7 million in cash proceeds in connection with the sale of assets that had a $0 net carrying value, resulting in a realized gain in Other Income. In the fourth quarter of 2015, another $0.3 million was released from escrow deposited by Inphi during the transaction and the Company recorded as a realized gain in Other Income. In the second quarter of 2016, another $0.1 million was released from escrow deposited by Inphi during the transaction and the Company recorded as a realized gain in Other Income.

GCT Semiconductor

In October 2004, the Company invested $3.0 million in Series D preferred convertible stock of GCT Semiconductor, Inc., or “GCT,” which designs, develops and markets integrated circuit products for the wireless communications industry. This investment represents an approximately 0.4% interest in GCT as of December 31, 2016, and is accounted for under the cost method. In the fourth quarter of 2012, the Company reassessed the fair value of its investment in GCT (level 2 within the fair value hierarchy) based on reviewing GCT’s operational performance, cash position, financing needs and the stock price of latest private equity financing obtained by GCT, and as a result recorded a $2.2 million charge in impairment of long-lived assets and long term investments, net due to an other-than-temporary decline in the fair value of GCT. During 2016, the Company assessed the fair value of GCT and recorded $0.8 million impairment charge, reducing the book value of the investment to zero as of December 31, 2016.

Xalted Networks, or Xalted

In May and August 2005, the Company invested $2.0 million and $1.0 million, respectively, in Xalted. In March 2006, the Company invested an additional $0.3 million in Xalted. Xalted is a development stage company providing telecommunication operator customers with comprehensive set of network systems, software solutions and service offerings. The Company had less than 10% ownership interest at December 31, 2015 and 2014, on a fully diluted basis, in Xalted and accounts for the investment using the cost method. During the third quarter of 2009, management re-evaluated the carrying value of this investment, and as a result, the Company determined that the decline in Xalted’s fair value was other-than-temporary and recorded a $1.7 million impairment charge in the third quarter of 2009. In the second quarter of 2011, Xalted completed a share exchange agreement with Kranem Corporation, or “Kranem”, a public company listed on the Over the Counter Bulletin Board. This transaction was recorded as a reverse recapitalization. As a result of this transaction, Xalted became a holding company which did not have any operations other than owning 35% of the issued and outstanding shares of Kranem. In the fourth quarter of 2011 and the third quarter of 2012, the Company reassessed the fair value of its investment in Xalted (level 2 within the fair value hierarchy) based on the share price of Kranem, and as a result recorded a $0.5 million impairment charge in other income (expense) in 2011 and a $0.8 million impairment charge in impairment of long-lived assets and long term investments in 2012, due to an other-than-temporary decline in the fair value of Xalted. During 2013, the Company recorded $0.3 million in investment impairment charges based on the fair value assessment for Xalted (level 2 within the fair value hierarchy) based on the share price of Kranem. During 2014, Kranem filed for Chapter 11 protection with the U.S. Bankruptcy Court. Because of this, the Company recorded $0.02 million in investment impairment charges. As of December 31, 2014, the investment in Xalted has been fully written off.

UTStarcom Hong Kong Holdings Ltd.,

UTStarcom Hong Kong Holdings Ltd., previously a subsidiary prior to its disposal to the buyer as part of the sale of the IPTV business, is an entity owned by the former CEO of the Company, and is not a subsidiary of the Company. On August 31, 2012, the Company completed a sale of its IPTV business to UTStarcom Hong Kong Holdings Ltd. together with a payment of $30.0 million. In 2012, the Company recorded a net loss of $17.5 million as a result of this transaction. On the same day, UTStarcom Hong Kong Holdings Ltd., issued a convertible bond (the “Convertible Bond”) to UTStarcom Hong Kong Ltd., a subsidiary of the Company, in the principal amount of $20.0 million. According to the terms of the Convertible Bond, the Convertible Bond bears interest at 6.5% per annum and will mature on August 30, 2017 (the Maturity Date). On or prior to the Maturity Date, if UTStarcom Hong Kong Holdings Ltd. achieves operating income break-even, $5.0 million of principal of the Convertible Bond will be converted automatically into 8% of the outstanding shares of UTStarcom Hong Kong Holdings Ltd. At the Maturity Date, the Company may convert the outstanding principal amount of the Convertible Bond and all accrued and unpaid interest into fully paid and nonassessable ordinary shares of UTStarcom Hong Kong Holdings Ltd. equal to 25% (if 8% of shares specified above are issued), 33% of the outstanding shares of UTStarcom Hong Kong Holdings Ltd. or may elect repayment in cash. The Convertible Bond was classified as available-for-sale securities subject to fair value accounting. On April 7, 2015, the Company entered an agreement with UTStarcom Hong Kong Holdings Ltd., for the conversion of the $20.0 million convertible bond. Pursuant to the agreement, UTStarcom Hong Kong Holdings Ltd. paid $10.0 million in cash to the Company as partial payment of the principal of the $20.0 million convertible bond.  The remaining part of the principal and the interest of the convertible bond were converted to 14% of equity interest of UTStarcom Hong Kong Holdings Ltd. The Company accounted for this private equity investment on the cost method.

During the 2016 year-end financial statement close process, the Company identified an impairment on investment of UTStarcom Hong Kong Holdings Ltd., which existed as at December 31, 2015, which increased the investment impairment and reduced the net book value of Long-term investments by $6.5 million (restated). As of December 31, 2016 and 2015, the book value of this investment was $3.5 million and $3.5 million, respectively. The previous valuation of UTStarcom Hong Kong Holdings Ltd. was based on future revenue projections. Subsequent analysis of the actual revenue in 2016 and revenue up to the third quarter of 2017 indicated that the previous revenue projections were significantly overstated and would not be a reasonable methodology to determine the fair value of this entity. Valuation based on the audited net asset value was deemed to be a more reliable approach and was adopted in both 2016 and 2015 which resulted in an impairment charge of $6.5 million as of December 31, 2015.

SBI NEO Technology A Investment LPS, or SBI

In 2008, the Company invested $0.5 million into SBI in exchange for approximately 2% of the Partnership interest. The Partnership’s investment objective is to invest in unlisted or listed companies in Japan and overseas that are engaged in high growth businesses, including businesses focused on information technology and the environment. In 2012, 2011 and 2010, the Company contributed an additional $0.6 million, $0.7 million and $0.7 million into SBI, respectively, and maintained a partnership interest of approximately 2% as of December 31, 2016 and 2015. The Company has concluded that it does not have a controlling interest in SBI as it does not have the power to direct the activities of SBI that most significantly impact the entity’s economic performance nor does it have significant influence over SBI. Affiliates of a related party have a controlling interest in SBI. See “Note 16-Related Party Transactions.” The Company accounts for the investment in SBI using the cost method. In the fourth quarter of 2014, the Company received $0.1 million from SBI, partially reducing the SBI investment as of December 31, 2014.In the second and fourth quarter of 2015, the Company received $0.26 million partially reducing the SBI Investment as of December 31, 2015. In the second and fourth quarter of 2016, the Company received $0.1 million and $0.6 million, respectively, partially reducing the SBI investment. Subsequent to the fourth quarter, the final refund of $0.5 million was received in January2017. During 2016, the Company recorded $0.2 million impairment for this investment. Also, as of December 31, 2016, the $0.5 million investment was reclassified as short-term investment.

Aceland Investment Limited

In December 2010, the Company invested $2.1 million into Aceland Investment Limited (“Aceland”). Aceland is a joint venture entity with ZTE H.K. Limited. The entity’s investment objective is to participate in the investment in Wireless City Planning (“WCP”) operated by Softbank to develop eXtended Global Platform (“XGP”). business. Pursuant to the investment agreement, in the second quarter of 2011, the Company extended a shareholder loan to Aceland in the amount of $7.1 million which could be used by Aceland to subscribe for Class B Wireless City Planning shares with a maturity date of Dec 31, 2015. The shareholder loan was made by all shareholders of Aceland in proportion to their equity interests in Aceland. Based on the terms of the loan which make repayment contingent on certain events, the Company accounted for it as an equity investment.

The Company owned an approximately 35% interest in Aceland at December 31, 2016 and accounts for the investment in Aceland using the equity method. Aceland is a holding company and its sole investment is the 5.82 % interest of WCP. On March 24, 2016, WCP made the repayment to Aceland for the matured investment and shareholder loan in the amount of $23.5 million. The allocation for the Company is estimated to be $8.2 million. As a result, the Company recorded a $1.0 million impairment charge to the Aceland investment in the year ended December 31, 2015. In the fourth quarter of 2016, $6.7 million cash was received partially reducing the Aceland investment. During the year of 2016, the Company picked up $1.0 million gain from realized foreign exchange in Aceland. As of December 31, 2016, the book value of the investment was $2.6 million.

AioTV Inc.

In November 2012, the Company invested $8 million in Series B Preferred Stocks of AioTV Inc, or “AioTV”, at $0.320937 per share. AioTV stands for “all-in-one TV” and is an international cloud-based video aggregation and distribution platform. The investment objective is to give the Company access to technology that will support its rollout of subscription-based, value- added media services. The Company owned a 44% equity interest in AioTV as of December 31, 2016. The preferred stock has been classified as available- for-sale securities as it is not considered to be in-substance common stock due to their redemption feature and is thus subject to fair value accounting. AioTV currently cooperates with consumer electronics makers, cable and telecommunications service providers in North America, South America and Europe. To estimate its fair value, the Company used the option-pricing method and Ross and Rubinstein Binomial Model (“Binomial-Model”), which is based on the fair value of invested capital evaluated by an income approach. The significant inputs for the valuation model included the following:

	Year Ended	Year Ended
	December 31,	December 31,
	2016	2015
Total fair value of invested Capital as at valuation date (in thousands)	900	5,200
Risk free rate of interest	0.8%	1.6%
Dividend yield	0%	0%
Expiration date	2017/11/14	2017/11/14
Volatility	41.0%	50.8%

The fair value of the invested capital has been determined using income approach including a discounted cash flow model and unobservable inputs including assumptions of projected revenue, expenses, capital spending, other costs and a discount rate of 50% and 35% by using the weighted average cost of capital method in 2016 and 2015, respectively.

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

Based on the above assessment of the preferred stock, the Company concluded the fair value is less than the book value of the preferred stock as of December 31, 2016, which will not recover in foreseeable future, thus in the year ended December 31, 2016, the Company recorded $4.3 million in impairment charges in investment impairments.

On December 7, 2015, the Company invested $0.5 million in a convertible bond of AioTV. The convertible bond bears interest at 10.0% per annum and matures on May 7, 2016 and subsequently extended to Mar 28,2017. The Company converted the bond to 2,269,856 common shares at the conversion price of $0.253790596 per share on May 30,2017. In the fourth quarter of 2016, the Company invested an additional $0.3 million in convertible bonds issued by AioTV. The convertible bond bears interest at 10% per annum and matures on October 6, 2017.The convertible bonds are classified as an AFS security and are subject to fair value accounting. During 2016, and in connection with the fair value analysis of the investment capital, the Company assessed the fair value of these convertible bonds, and concluded that there was no impairment.

As of December 31, 2016, the carrying amount on the investment of AioTV was $1.7 million, including $0.9 million preferred shares and $0.8 million convertible bonds.

On May 30, 2017, the Company converted all the existing 25,527,008 Series B Preferred Shares of AioTV into 25,527,008 common shares of AioTV at a conversion price of $0.320937 per share, and converted $576,068 of the principal amount and the accrued and unpaid interests of the $0.5 million convertible debenture issued on December 7, 2015 into 2,269,856 common shares of AioTV at a conversion price of $0.253790596 per share.

On May 30, 2017, the Company signed a “Note Purchase Agreement” with AioTV. Pursuant to the “Note Purchase Agreement”, total commitment amount was $0.8 million, including $319,315 existing convertible bond issued on October 6, 2016 together with the accrued and unpaid interest into convertible promissory note, and promised to purchase one or more convertible promissory notes from time to time, in an aggregate principle amount equal to $480,685. In the second quarter and third quarter of 2017, the Company paid $0.1 million and $0.38 million to purchase the convertible promissory note, respectively.

UiTV Media Inc. or UiTV

On October 16, 2010, the Company invested in UiTV Media Inc. or “UiTV” (previously known as “iTV Media Inc.” or “iTV”, and “Stage Smart Limited”) by entering an Ordinary Shares Purchase Agreement with UiTV and Smart Frontier, the sole shareholder of UiTV, to purchase 5,100,000 ordinary shares (the “Purchase Shares”), which consisted of 51% of UiTV’s total shares which were held by Smart Frontier, for a total price of $10.0 million. The purchase price was paid by the Company’s ordinary shares, which would be repurchased by the Company according to the Ordinary Shares Purchase Agreement. Concurrent with entering into the Ordinary Shares Purchase Agreement, the Company also entered into a Series A Preference Shares Purchase Agreement to purchase from UiTV 9,600,000 Series A Preference Shares for aggregate cash consideration of $20.0 million. The Purchase Shares and the Series A Preference Shares together constitute 75% of the total shares of UiTV which gave the Company control over UiTV. The Company recorded this transaction as an acquisition of a business. The transactions closed on November 8, 2010. The Company issued 1,491,091 ordinary shares to Smart Frontier with a fair value of $9.8 million based on the market price of the Company’s ordinary share at November 8, 2010 for the purchase price of $10.0 million for the UiTV ordinary shares and made cash payments of $20.0 million to UiTV for the purchase of Series A Preference Shares.

On April 15, 2012, the Share Exchange Agreement was entered into by the Company and the UiTV shareholders to exercise the repurchase right. The transaction was effective on June 4, 2012 and the transfer was completed on June 21, 2012. Upon the execution of the Share Exchange Agreement, 1,491,091 UTStarcom ordinary shares previously held by Smart Frontier were transferred back to the Company as treasury shares and the 5,100,000 ordinary shares of Stage Smart Limited previously held by UTStarcom were transferred back to Smart Frontier. After the repurchase, the Company decreased its ownership in UiTV from 75% to approximately 49% and reduced its representation on the UiTV board of directors from three to two out of a total of five board seats, which triggered deconsolidation of UiTV from its consolidated financial statements starting from June 21, 2012. Since the remaining Series A Preference Shares of UiTV invested by the Company did not qualify as the in-substance common stock due to their substantive liquidation preference, the Company uses the cost method to account for the investment the UiTV Series A preference shares after the deconsolidation.

On December 3, 2012, UiTV issued a convertible bond to the Company for cash in the principal amount of $3.0 million which shall be convertible into the preference shares issued in a qualified financing, as defined in the convertible bond agreement, or additional Series A Preferred Stock, if a qualified financing is completed. The conversion price per share equals the lesser of 85% of the per share price paid by the other purchaser of preference shares sold in the qualified financing and the price per share of the Series A Preferred Stock paid by the Company. According to the terms of the convertible bond, the convertible bond bears interest at 6.5% per annum and matured on December 31, 2013 and subsequently the maturity date was extended to December 31, 2017.

On January 2, 2013, UiTV issued another convertible bond to the Company for cash in the principal amount of $5.0 million with a maturity date of December 31, 2013, and subsequently extended the maturity date to December 31, 2015. The issuance of these additional convertible bonds triggered a reassessment of the Company’s accounting for its investment in the preference shares. Due to the additional convertible bond investment and the decreasing fair value of the ordinary shares of UiTV in relation to the total fair value of that company, it was determined the preference shares of UiTV Media owned by the Company now substantively participated in the risks and rewards of UiTV Media, irrespective of the liquidation preferences, and were considered as in-substance common stock. Therefore, the Company concluded the equity method criteria had been met and the equity accounting commenced in the first quarter of 2013.

In the second quarter of 2013, the Company further invested in an additional $15.0 million convertible bond issued by UiTV Media with a maturity date of May 31, 2014. In the fourth quarter of 2013, the Company further invested in an additional $12.1 million convertible bond issued by UiTV Media of which $5.0 million was invested through cash with a maturity date of August 31, 2014 and $7.1 million through the conversion of outstanding receivables with a maturity date of December 31, 2015. No significant gain or loss was generated from the conversion of receivables to convertible bonds because it was converted at the book value of the receivables. As of December 31, 2016, the Company has invested $20.0 million preference shares and $35.1 million convertible bonds in UiTV Media. If converted, these investments represent approximately 73% of the equity of UiTV Media. Nevertheless, the Company does not have control over UiTV Media because the founder and CEO of UiTV Media retains the right to elect three of the five board members of UiTV Media unless the voting interests controlled by him falls below 10% of the total voting interests of UiTV Media. As the UiTV Media board of directors has the power to elect or dismiss officers, approve the budget, make strategic decisions and evaluate possible merger and acquisition opportunities of that company, the founder and CEO of UiTV Media controls that company. UiTV Media is considered as a Variable Interest Entity because it is thinly capitalized. Management has concluded the founder and CEO of UiTV Media was the primary beneficiary of UiTV Media for the year ended December 31, 2015, because he met the power criterion and loss/benefits criterion in accordance to ASC 81010-25. For the above reasons, the Company did not consolidate UiTV Media as for the year ended December 31, 2016 and 2015.

Once the Company’s preferred stock investment in UiTV has been reduced to zero as a result of the Company’s share of 49% UiTV losses, the remaining UiTV losses will be fully applied against the Company’s convertible bond investment balance until the carrying value of the convertible bond investment balance is reduced to zero. As a result, the Company recorded a total of $5.3 million in losses for the preferred stock investment in 2014, to reflect the Company’s share of 49% UiTV losses. As of December 31, 2014, the remaining balance in the preferred stock is reduced to zero. After picking up 100% UiTV losses of $14.0 million and $3.6 million in 2015 and 2014, respectively, and taking $6.0 million, $2.4 million and $9.1 million of impairment charges in 2015, 2014 and 2013, respectively, the convertible bond investments balance at December 31, 2015 and 2014 was reduced to $nil and $20.0 million, respectively.

As of December 31, 2015, the Company assessed the fair value of UiTV by reviewing its cash position, recent financing activities, financing needs, earnings/revenue outlook and operational performance. Because the estimated business value of UiTV was lower than the redemption amount of the convertible bonds, all of the value of UiTV should first be distributed to the holder of the convertible bonds and no residual value would be left to the preferred and common shareholders. Therefore, the fair value of convertible bonds was equal to the business enterprise value of UiTV and the fair value of the Series A Preferred Shares was nil.

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

The Company presents the below summarized financial information of the Company’s equity method investees, other than those whose financial statements have been separately presented.

	Condensed Year Ended December 31, 2016	Condensed Year Ended December 31, 2015		Condensed Year Ended December 31, 2014
	(In thousands)	(In thousands)		(In thousands)
Operating data:
Revenue	$—	$—		$—
Gross profit	$—	$—		$—
Income (loss) from operations	$950		$(9)	$(2)
Net income (loss)	$2,812		$(9)	$(2)
Net income (loss) attributable to Equity method investees	$984		$(3)	$(1)

	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
	(In thousands)	(In thousands)	(In thousands)
Balance sheet data:
Current assets	$18,616	$7	$7
Long-term assets	$105	$18,238	$18,381
Current liabilities	$(11,669)	$(14,135)	$(14,233)
Long-term liabilities	$—	$—	$—
Non-controlling interests	$—	$—	$—

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

Level 1-observable inputs such as quoted prices in active markets for identical assets or liabilities.

Level 2-inputs other than the quoted prices in active markets for identical assets or liabilities that are observable either directly or indirectly.

Level 3-unobservable inputs based on the Company’s assumptions.

The Company’s financial instruments consist principally of cash and cash equivalents, short-term investments, restricted cash, accounts receivable, long-term investments, accounts payable and certain accrued expenses. Short-term investments consist of bank notes and available-for-sale securities with original maturities longer than three months and less than one year. As of December 31, 2016 and 2015, the respective carrying values of financial instruments except for long-term investments approximated their fair values based on their short-term maturities. As of December 31, 2016, the combined fair value of the entity’s long term investments in available-for-sale Level 3 convertible bond and redeemable securities was $4.8 million.

The following is a summary of available-for-sale investment as of December 31,2016:

	Cost	Cash Collection	Impairment charges and equity losses	Transfer-out from available-for-sale investments	Realized gain	Estimated fair value
	(in thousands)
Security of a private company	$479	$—	$—	$—	$—	$479
Convertible bonds of privately-held company	800	—	—	—	—	800
Preferred convertible shares of privately-held company	5,200	—	(4,300)	—	—	900
Total available-for-sale investments	$6,479	$—	$(4,300)	$—	$—	$2,179

The following is a summary of available-for-sale investments as of December 31, 2015:

	Cost	Cash Collection	Impairment charges and equity losses	Transfer-out from available-for-sale investments	Realized gain	Estimated fair value
	(in thousands)
Security of a public company	$2,299	$(2,299)	$—	$—	$—	$—
Convertible bonds of privately-held company	40,700	(10,000)	(20,000)	(10,000)	(200)	500
Preferred convertible shares of privately-held company	8,000	—	(2,800)	—	—	5,200
Total available-for-sale investments	$50,999	$(12,299)	$(22,800)	$(10,000)	$(200)	$5,700

Financial assets measured and recognized at fair value on a recurring basis and classified under the appropriate level of the fair value hierarchy as described above were as follows:

	Level 1	Level 2	Level 3	Total
	(in thousands)
As of December 31, 2015
Short-term investments	$—	$—	$—	$—
Long-term investments	—	—	5,700	5,700
As of December 31, 2016
Short-term investments	—	—	479	479
Long-term investments	$—	$—	$1,700	$1,700

The following is the changes in financial assets using unobservable inputs (Level 3) for the years ended December 31, 2016, 2015 and 2014.

Amount In thousands
As of December 31, 2013	$53,971
Less: Share of loss from Associates	(3,570)
Less: Impairment Charges	(2,401)
Add: Unrealized gain	200
As of December 31, 2014	$48,200
Less: Share of loss from Associates	(13,954)
Less: Impairment Charges	(8,846)
Less: Cash Collection	(10,000)
Less: Transfer-out from available-for-sale investments	(10,000)
Add: New invest in convertible bond	500
Add: Unrealized gain	(200)
As of December 31, 2015	$5,700
Less: Impairment Charges	(4,300)
Add: New invest in convertible bond	300
As of December 31, 2016	$1,700

As of December 31, 2016 and 2015, the Company’s financial assets measured on a non-recurring basis included $6.1 million and $13.8 million of equity investments in privately-held companies, respectively.

NOTE 7-WARRANTY OBLIGATIONS AND OTHER GUARANTEES

The Company provides a standard warranty on its equipment for a period generally ranging from one to two years from the time of final acceptance. At times, the Company has entered into arrangements to provide limited warranty services for periods longer than two years. The Company provides for the expected cost of product warranties at the time that revenue is recognized based on an assessment of past warranty experience and when specific circumstances dictate. The Company assesses the adequacy of its recorded warranty liability every quarter and makes adjustments to the liabilities if necessary. Specific warranty accruals are reversed upon the expiration of the warranty period and are recorded as a reduction of cost of net sales. From time to time, the Company may be subject to additional costs related to non- standard warranty claims from its customers. If and when this occurs, the Company estimates additional accruals based on historical experience, communication with its customers and various assumptions that the Company believes to be reasonable under the circumstances. Such additional warranty accruals are recorded in the period in which the additional costs are identified.

(In thousands)
Balance at December 31, 2013	$617
Accruals for warranties issued during the period (benefit from expirations), net	(250)
Settlements made during the period	(150)
Balance at December 31, 2014	$217
Accruals for warranties issued during the period (benefit from expirations), net	(37)
Settlements made during the period	(3)
Balance at December 31, 2015	$177
Accruals for warranties issued during the period (benefit from expirations), net	(105)
Settlements made during the period	(28)
Balance at December 31, 2016	$44

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

NOTE 8-COMMITMENTS AND CONTINGENCIES

Leases

The Company has entered into non-cancelable operating, office space, manufacturing facilities leases. Future minimum lease payments under all non-cancelable operating leases with an initial term in excess of one year as of December 31, 2016 are as follows:

Amount
(in thousands)
2017	$1,416
2018	1,082
2019	1,038
2020	921
2021	537
Thereafter	—
Total	$4,994

Rent expense for the years ended December 31, 2016, 2015 and 2014 was $1.4 million, $1.6 million, and $1.8 million, respectively.

India Department of Telecommunication Security and Supply Chain Standards

India’s Department of Telecommunications (“DOT”) requires equipment manufacturers to meet certain security and supply chain standards to the satisfaction of Indian authorities. The Company entered into these separate general security agreements with several customers in India which establish detailed security and supply chain standards covering products supplied to these telecommunication customers as required by the Indian authorities. These agreements contain significant penalty clauses in the event a security breach is detected related to product supplied by the Company. In May 2011, India’s DOT provided a revised template for these agreements, but the Company has not executed the revised agreement with our customers. Prior to 2015, management was unable to estimate the likelihood of non-compliance or the financial impact of any such potential security breach on the Company’s financial position, results of operations, or cash flows. As of December 31, 2014, the Company had not been charged with to any penalty liability related to these agreements. In 2014, there was no revenue recognized in relation to contracts signed after the effective date of the agreements, as management did not believe it had met the criteria to recognize revenue because the Company as management did not believe it had met the criteria to recognize revenue because the Company did not have enough evidence to prove the security requirements as designated in the agreements were met and was unable to estimate the likelihood of non-compliance or the financial impact of any such potential security breach on the Company’s financial position, results of operations, or cash flows. As of December 31, 2014, deferred revenue and deferred costs related to contracts covered by these security agreements were $11.7 million and $5.7 million, respectively.

In 2015, the Company reassessed the revenue recognition on these agreements and concluded the likelihood of DOT non-compliance was low. This assessment is based on several factors, including 1) decreasing activities under these customer contracts; 2) no reports or findings of any spyware or malware in the equipment supplied by the Company in the past 5 year period, which is approximately the estimated useful life of such kind of equipment; and 3) quality assurance reports about the reliability of our equipment. As a result of this assessment, the Company considered it appropriate to recognize revenue. In 2015, the Company recognized $11.8 million revenues with $5.4 million cost of goods which including equipment revenue $5.6 million with $5.4 million cost of goods and equipment based service revenue $6.2 million with $0.01 million cost of goods. As of December 31, 2015, deferred revenue and deferred costs related to contracts with these customers covered by these security agreements were nil and nil, respectively.

Contractual obligations and commercial commitments

Letters of credit:

The Company issues bid bond, commercial letters of credit or standby letters of credit primarily to support international sales activities outside of China and in support of purchase commitments. When the Company submits a bid for a sale, often the potential customer will require that the Company issue a bid bond or a standby letter of credit to demonstrate its commitment through the bid process. In addition, the Company may be required to issue standby letters of credit as guarantees for advance customer payments upon contract signing or performance guarantees. The standby letters of credit usually expire without being drawn by the beneficiary thereof. Finally, the Company may issue commercial letters of credit in support of purchase commitments. As of December 31, 2016, the Company’s outstanding letters of credit approximated $14.7 million. These balances are included in the balance of Short-term and Other long-term assets.

Purchase commitments:

The Company is obligated to purchase raw materials and work-in-process inventory under various orders from various suppliers, all of which should be fulfilled without adverse consequences material to the Company’s operations or financial condition. At December 31, 2016, the Company had outstanding purchase commitments, including agreements that are non-cancelable and cancelable without penalty, approximating $44.0 million.

Intellectual property:

Certain sales contracts include provisions under which customers are indemnified by the Company in the event of, among other things, a third party claim against the customer for intellectual property rights infringement related to the Company’s products. There are no limitations on the maximum potential future payments under these guarantees. The Company has not accrued any amounts in relation to these provisions as no such claims have been made and the Company believes it has valid enforceable rights to the intellectual property embedded in its products.

Uncertain Tax Positions:

As of December 31, 2016, the Company had $20.1 million of gross unrecognized tax benefits, of which $3.5 million related to tax benefits that, if recognized, would impact the annual effective tax rate. The remaining $16.6 million gross unrecognized tax benefits, if recognized, would impact certain deferred tax assets.

Litigation:

The Company is a party to other litigation matters and claims that are normal in the course of operations, and while the results of such litigation matters and claims cannot be predicted with certainty, management of the Company believes that the final outcome of such matters will not have a material adverse impact on the Company’s financial position, results of operations or cash flows.

NOTE 9-COMMON STOCK REPURCHASE AND ISSUANCE

On January 17, 2014, The Company entered into the Share Purchase Agreement with Softbank and Shah Capital. Pursuant to the Share Purchase Agreement, Softbank sold its entire stake in the Company, consisting of 4,883,875 ordinary shares with a par value of US $0.00375 per share. The Company and Shah Capital repurchased 3,883,875 and 1,000,000 ordinary shares, respectively, for a price of $2.54 per ordinary share for total consideration paid by the Company of $9.9 million. The transaction was consummated on the same date.

On March 11, 2014, the Company entered into a Subscription Agreement with Shah Capital. Pursuant to the Subscription Agreement, Shah Capital subscribed for and purchased 2,000,000 shares of common stock, from the Company for a price of $2.67 per share. This price represents 1.3% premium to the 30 days weighted average of the Company’s common stock price as of March 10, 2014. The transaction was consummated on the same date.

On November 12, 2014, the Company’s Board of Directors approved a share repurchase program of up to $40.0 million of its ordinary shares outstanding over the 24 months through 2016. On November 4, 2016, the Company’s Board of Directors approved an extension for this program to November 2018.For the year ended December 31, 2016, 2015 and 2014, the Company repurchased 2,054,655,1,563,302 and 166,421 shares at the cost of $4.1 million, $3.7 million and $0.4 million, respectively. All of the repurchased shares under the repurchase program are classified as treasury shares of the Company until they are retired or reissued.

NOTE 10-COMMON STOCK AND STOCK INCENTIVE PLANS

Stock Incentive Plans

As of December 31, 2016, the Company has the stock incentive plans described below. Substantially all outstanding awards are subject to potential accelerated vesting in the event of a change in control of the Company. The Company repurchases and cancels its ordinary shares forfeited with respect to the tax liability associated with certain vesting of restricted stock and restricted stock unit grants under these plans.

2017 Equity Incentive Plan:

The 2017 Equity Incentive Plan, or (the “2017 Plan”), was approved by the Board of Director on November 4, 2016, and will be expired on December 31, 2021. The 2017 Plan provides for the grant of the following types of incentive awards: (i) stock options, (ii) stock appreciation rights, (iii) restricted stock, (iv) restricted stock units, (v) performance shares and performance units, and (vi) other stock or cash awards (“Award,” collectively, “Awards”). Those who are eligible for Awards under the 2017 Plan include employees, directors and consultants who provide services to the Company and its affiliates.

The maximum aggregate number of shares that may be awarded and sold under the Plan is 2,000,000 Shares plus (i) any shares that, as of December 31, 2016, have been reserved but not issued pursuant to any awards granted under UTStarcom Holdings Corp.’s Amended and Restated 2006 Equity Incentive Plan (the “2006 Plan”), (ii) any shares subject to stock options or similar awards granted under the 2006 Plan that expire or otherwise terminate without having been exercised in full and Shares issued pursuant to awards granted under the 2006 Plan that are forfeited to or repurchased by the Company. The shares may be authorized, but unissued, or reacquired common Stock.

2006 Equity Incentive Plan:

The 2006 Equity Incentive Plan, or 2006 Plan, was implemented on July 21, 2006 after being adopted by the Board of Directors on June 6, 2006 and approved by the Company’s stockholders on July 21, 2006, expired on December 31, 2016. The 2006 Plan replaces the 1997 Plan, the 2001 Plan, and the 2003 Plan, or collectively, the Prior Plans, and no further awards will be granted pursuant to the Prior Plans. The 2006 Plan provides for the grant of the following types of incentive awards: (i) stock options, (ii) stock appreciation rights, (iii) restricted stock, (iv) restricted stock units, (v) performance shares and performance units, and (vi) other stock or cash awards. Those who are eligible for Awards under the 2006 Plan include employees, directors and consultants who provide services to the Company and its affiliates.

The maximum aggregate number of shares that may be awarded and sold under the 2006 Plan is 1,500,000 shares, which was amended on January4, 2016, to add an additional 1,500,000 shares to the 2006 Plan, plus (i) any shares that have been reserved but remain unissued under the Prior Plans as of July 21, 2006, and (ii) any shares subject to stock options or similar awards granted under the Prior Plans that expire or become exercisable without having been exercised in full and shares issued pursuant to awards granted under the Prior Plans that are forfeited to or repurchased by the Company. As of December 31, 2016, the number of shares transferred from the Prior Plans to the 2006 plan totaled 8,474,347. As of December 31, 2016, 2,042,798 options and restricted stock awards and units were outstanding under the 2006 Plan.

The Board of Directors or the Compensation Committee of the Board, or Compensation Committee, administers the 2006 Plan. Subject to the terms of the 2006 Plan, the Administrator has the sole discretion to select the employees, consultants, and directors who will receive Awards, determine the terms and conditions of Awards, and to interpret the provisions of the 2006 Plan and outstanding Awards. Options granted under the 2006 Plan generally vest and become exercisable over four years.

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

The exercise price of all stock options and stock appreciation rights granted under the 2006 Plan must be at least equal to 100% of the fair market value of the ordinary share on the date of grant (or at least 110% of such fair market value for an incentive stock option, or (“ISO”), granted to a shareholder with greater than 10% voting power of the Company’s stock). The maximum term of a stock option granted to any participant must not exceed seven years from the date of grant or five years for an ISO granted to a shareholder with greater than 10% of the voting power of the ordinary share. The Administrator will determine the terms and conditions of all other Awards granted under the 2006 Plan.

Stock Award and Stock Option Activity

During fiscal 2016, the Company granted equity awards primarily consisting of restricted stock, restricted stock units, stock options and performance shares. Such awards generally vest over a period of one to four years from the vesting start date. Restricted stock has the voting rights of ordinary shares and the shares underlying restricted stock are issued and outstanding. As of December 31,2015 and 2014, the number of ordinary shares available for issuance pursuant to future grants under the 2006 plan, including remaining unissued shares under Prior Plans that have been transferred into the 2006 plan were 1,022,114, and 879,021, respectively. The 2006 Plan expired on December 31, 2016, and 960,940 shares were transferred to the 2017 Plan that was approved by the Board of Director on November 4, 2016. Therefore, as of December 31, 2016, the number of ordinary shares available for issuance was 2,960,940 under the 2017 Plan. The following table summarizes the Company’s stock option activities:

	Number of shares outstanding	Weighted average exercise price
	(in thousands)

Options Outstanding, December 31, 2013	576	$21.25
Options Granted	127	2.83
Options Exercised	—	—
Options Forfeited or Expired	(145)	62.79
Options Outstanding, December 31, 2014	558	$6.33
Options Granted	—	—
Options Exercised	(12)	3.48
Options Forfeited or Expired	(131)	7.30
Options Outstanding, December 31, 2015	415	$6.11
Options Granted	267	2.24
Options Exercised	—	—
Options Forfeited or Expired	(77)	18.79
Options Outstanding, December 31, 2016	605	$2.78

Under the Plans, the Company granted restricted stock awards. Restricted stock awards are unvested stock awards that may include grants of restricted stock or grants of restricted stock units. Such awards generally vest over a period of one to four years from the date of grant. Restricted stock has the voting rights of ordinary share and the shares underlying restricted stock are considered to be currently issued and outstanding. Restricted stock units do not have the voting rights of ordinary shares, and the shares underlying the restricted stock units are not considered issued and outstanding. The expense for such awards is based on the fair market value of the shares at the date of grant and is recognized on a straight- line basis over the requisite service period. The grant of restricted stock awards is deducted from the shares available on a one to one basis for grant under the Company’s stock plan. Unvested restricted awards as of December 31, 2016 and changes during the year ended December 31, 2016, 2015 and 2014 are summarized below:

	Shares	Weighted average grant date fair value
	(in thousands)
Total nonvested restricted stock at December 31, 2013	1,713	$3.08
Granted	808	$2.76
Vested	(603)	$3.15
Forfeited	(437)	$3.02
Total nonvested restricted stock at December 31, 2014	1,481	$2.90
Granted	422	$2.47
Vested	(427)	$3.07
Forfeited	(420)	$2.76
Total nonvested restricted stock at December 31, 2015	1,056	$2.72
Granted	1,124	$2.19
Vested	(624)	$2.77
Forfeited	(118)	$2.70
Total nonvested restricted stock at December 31, 2016	1,438	$2.28

During the year ended December 31, 2014, 0.6 million shares of restricted stock awards vested. The total fair value of restricted stock awards vested, as measured on the date of vesting, during the year ended December 31, 2014 was $1.9 million. The Company also granted 0.8 million restricted stock awards.

During the year ended December 31, 2015, 0.4 million shares of restricted stock awards vested. The total fair value of restricted stock awards vested, as measured on the date of vesting, during the year ended December 31, 2015 was $1.3 million. The Company also granted 0.4 million restricted stock awards.

During the year ended December 31, 2016, 0.6 million shares of restricted stock awards vested. The total fair value of restricted stock awards vested, as measured on the date of vesting, during the year ended December 31, 2016 was $1.7 million. The Company also granted 1.1million restricted stock awards.

The following table summarizes significant ranges of outstanding and exercisable stock options as of December 31, 2016:

			Weighted
		Number	Average	Weighted	Number	Weighted
Range of		Outstanding	Remaining	Average	Exercisable	Average
Exercise Prices		as of 12/31/16	Contractual Term	Exercise Price	as of 12/31/16	Exercise Price
$2.24	$2.24	266,600	6.08	$2.24	0	$0.00
$2.70	$2.70	26,666	7.91	$2.70	13,334	$2.70
$2.87	$2.87	100,000	7.64	$2.87	50,000	$2.87
$2.97	$2.97	26,666	2.83	$2.97	26,666	$2.97
$3.21	$3.21	166,666	0.03	$3.21	166,666	$3.21
$4.17	$4.17	2,721	1.67	$4.17	2,721	$4.17
$6.51	$6.51	15,361	0.75	$6.51	15,361	$6.51
$2.24	$6.51	604,680	4.45	$2.78	274,748	$3.29

	Number of shares	Weighted average exercise price

Options exercisable at December 31, 2016	274,748	$3.29
Options vested and expected to vest at December 31, 2016	604,680	$2.78

The intrinsic value represents the total pre-tax intrinsic value and is calculated as the difference between the market value as reported by NASDAQ on December 30, 2016 of $2.0 and the exercise price of the in-the-money shares. During the years ended December 31, 2016, 2015, and 2014, the total pre-tax intrinsic value of options exercised was negligible. The weighted average remaining contractual life of options exercisable was 2.13 years, and the weighted average remaining contractual life of options expected to vest was 4.45 years as of December 31, 2016. The weighted average remaining contractual life of options exercisable was 1.94 years, and the weighted average remaining contractual life of options expected to vest was 3.07 years as of December 31, 2015.

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

The Company uses historical volatility as management believes it is more representative of future stock price trends than implied volatility due to the relatively small number of actively traded options on the Company’s ordinary shares available to determine implied volatility. The Company estimates an expected term of options granted based upon the Company’s historical exercise and cancellation data for vested options. In addition, separate groups of employees that have similar exercise behavior are considered separately. The expected term of employee stock purchase plan shares is the average of the remaining purchase periods under each offering period. The Company bases the risk free interest rate used in the option valuation model on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term on the options. The Company does not anticipate paying any cash dividends in the foreseeable future and therefore uses an expected dividend yield of zero in the option valuation model. The Company is required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest.

The fair values of stock-based payment awards excluding non-employee, were estimated using the Black-Scholes option pricing model with the following assumptions:

	Years ended December 31,
Stock Options:	2016	2015	2014
Expected term in years	4.75	4.75	4.75
Weighted average risk-free interest rate	1.29%	1.5%	1.5%
Expected dividend rate	0%	0%	0%
Volatility	51.60%	72.7%	72.7%

At December 31, 2016, there was approximately $1.8 million of total unrecognized compensation cost, as measured, related to unvested stock options and restricted stock and restricted stock units, which is expected to be recognized over a weighted-average period of 1.87 years.

At December 31, 2015, there was approximately $1.9 million of total unrecognized compensation cost, as measured, related to unvested stock options and restricted stock and restricted stock units, which is expected to be recognized over a weighted-average period of 1.91 years.

The following table summarizes the stock-based compensation expense recognized in the Company’s Consolidated Statement of Operations:

	Years ended December 31,
	2016	2015	2014
	(in thousands)
Cost of net sales	$1	$40	$60
Selling, general and administrative	2,193	1,392	2,185
Research and development	44	114	44
Total	$2,238	$1,546	$2,289

NOTE 11—INCOME TAXES

Cayman Islands

Under the current tax laws of Cayman Islands, the Company and its subsidiaries are not subject to tax on their income or capital gains.  In addition, upon of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

United States and foreign income (loss) before income taxes and minority interest were as follows:

	Years Ended December 31,
	2016	2015	2014
	(Restated)
	(in thousands)
United States	$7,905	$19,717	$(14,809)
Foreign	(6,985)	(51,037)	(13,837)
	$920	$(31,320)	$(28,646)

The components of the provision (benefit) for income taxes are as follows:

	Years Ended December 31,
	2016	2015	2014
	(in thousands)
Current
Federal	$—	$—	$—
State	—	—	—
Foreign	17	(5,193)	2,042
Total Current tax expense (benefit)	17	(5,193)	2,042
Deferred
Federal	—	—	—
State	—	—	—
Foreign	771	1,031	(424)
Total Deferred tax expense (benefit)	771	1,031	(424)
Total tax expense (benefit)	$788	$(4,162)	$1,618

As of December 31, 2016, the Company had gross unrecognized tax benefits of approximately $22.7 million and had certain deferred tax assets and the federal tax benefit of state income tax items totaling $16.6 million. Of the total $22.7 million gross unrecognized tax benefits, $3.5 million related to tax benefits that, if recognized, would affect the annual effective tax rate. The Company has reduced its unrecognized tax benefits by approximately $2.6 million during 2016 was mainly due to statute of limitations expirations.

The Company’s policy is to recognize interest expense and penalties related to the above unrecognized tax benefits as a component of income tax expense. The Company had accrued interest and penalties of approximately $0.4 million as of December 31, 2016 and approximately $0.4 million as of December 31, 2015.

The Company is subject to taxation in the U.S. federal jurisdiction and various U.S. state and foreign jurisdictions. The Company is also subject to audit by the taxing authorities in China on a recurring basis. The material jurisdictions that the Company is subject to examination are in the United States and China. The Company’s tax years for 2005 through 2016 are still open for examination in China. The Company’s tax years for 2008 through 2016 are still open for examination in the United States.

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

A summary of the Company’s unrecognized tax benefits is as follows:

	Years Ended December 31,
	2016	2015	2014
	(in thousands)
Beginning balance-gross unrecognized tax benefits (UTB’s)	$22,694	$45,382	$45,430
Additions based on tax positions related to the current year	—	48	142
Reductions based on tax positions related to the current year	—	—	—
Additions for tax positions related to prior years	—	—	—
Reductions for tax positions related to prior years	—	(835)	(190)
Settlements	—	—	—
Lapse of statute of limitations	(2,557)	(21,901)	—
Ending balance—gross unrecognized tax benefits (UTB’s)	20,137	22,694	45,382
UTB’s as a credit in deferred taxes	(14,604)	(14,604)	(33,021)
Federal benefit of state taxes	(2,063)	(2,063)	(2,176)
UTB’s that would impact the effective tax rate	$3,470	$6,027	$10,185

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

A summary of the components of net deferred tax assets is as follows:

	December 31, 2016	December 31, 2015
		(Restated)
	(in thousands)
Deferred Tax Assets
Net operating loss carryforward	237,393	215,737
Tax credit carryforwards	67,579	60,385
Capital loss carryforwards	—	3,742
Written-down/amortization of intangible assets and goodwill	5,554	8,051
Fixed assets	5,997	4,428
Demo equipment income	7,357	7,071
Prepaid expense	736	126
Accrued warranties	(92)	1,230
Other	16,352	38,878
Total Deferred Tax Assets	340,876	339,648
Deferred Tax Liabilities
Allowances and reserves	$(8,969)	$(8,254)
Other	(335)	(278)
Total Deferred Tax Liabilities	(9,304)	(8,532)
Total Deferred Tax Assets	$331,572	$331,116
Less: Valuation Allowance	$(329,523)	$(328,397)
Net Deferred Tax Assets	$2,049	$2,719

The Company provides for deferred income taxes on the unremitted earnings of foreign subsidiaries unless such earnings are deemed to be permanently reinvested outside the United States. In 2016, the Company had no gross U.S. deferred income tax liability on foreign earnings.

As of December 31, 2016, the Company has undistributed earnings of approximately $77.7 million from investments in foreign subsidiaries that are considered permanently reinvested. The determination of the amount of deferred taxes on these earnings is not practicable since the computation would depend on a number of factors that cannot be known until a decision to repatriate the earnings is made.

As of December 31, 2016, the Company’s U.S. federal net operating loss carryforwards were $548.4 million and expire in varying amounts between 2025 and 2034. As of December 31, 2016, state net operating loss carryforwards were $379.3 million and expire in varying amounts between 2017 and 2037. The Company has concluded that these federal and state net operating losses did not meet the more likely than not standard contained in FASB ASC 740-10 and has therefore placed a $212.6 million valuation allowance against the related deferred tax assets. In the event the tax benefits related to the valuation allowance are realized, an immaterial amount would be credited to paid-in capital. As of December 31, 2016, the Company also had net operating loss carryforwards (“NOLs”) in China of approximately $56.5million. The China net operating loss carryforwards will expire in varying amounts between 2017 and 2021. The Company has also concluded that these China net operating losses did not meet the more likely than not standard and has therefore placed a $8.5million valuation allowance against the related deferred tax assets. As of December 31, 2016, the Company had NOLs in countries other than the U.S. and China. These NOLs are approximately $101.9 million. The majority of the NOLs do not expire and can be carried forward indefinitely. The Company concluded, however, that the majority of these losses did not meet the more likely than not standard and has therefore placed a valuation allowance of $17.4 million against the related deferred tax assets.

As of December 31, 2016, the Company has U.S. alternative minimum tax credit carryforwards of $1.0 million which have an indefinite life. The Company also has U.S. research and development credit carryforwards of $10 million, $2.5 million of the credits have an indefinite life and $7.5 million of the credits expire in varying amounts between 2017 and 2031. The Company has U.S. foreign tax credits of $56.5 million which expire in varying amounts between 2017 and 2026. The Company has concluded that these U.S. tax credit carryforwards did not meet the more likely than not standard contained in FASB ASC 740-10 and has therefore placed a $67.6 million valuation allowance against the related deferred tax assets.

The difference between the Company’s effective income tax rate and the federal statutory rate is reconciled below:

	Years Ended December 31,
	2016	2015	2014
	(in thousands)
Federal tax expenses (benefit) at statutory rate	$322	$(10,962)	$(10,026)
State tax (benefit)/expense, net of federal income tax benefit	—	—	628
Stock compensation expense	463	508	745
Effect of differences in foreign tax rates	4,475	(1,520)	7,772
FASB Interpretation No.48” Accounting for Uncertainty in Income taxes” reserve	(2,465)	(7,433)	618
Change in deferred tax valuation allowance	(3,015)	14,241	1,824
Tax credits	—	—	(535)
Other	1,008	1,004	592
Total Tax Expense (benefit)	$788	$(4,162)	$1,618

The Company remains subject to U.S. taxes at a statutory rate of 35%.

The China Corporate Income Tax Law (“CIT Law”) became effective on January 1, 2008. Under the CIT Law, China’s dual tax system for domestic enterprises and foreign investment enterprises (“FIEs”) was effectively replaced by a unified system. The CIT Law establishes a tax rate of 25% for most enterprises and a reduced tax rate of 15% for certain qualified high technology enterprises.

The CIT Law provides the reduced 15% enterprise income tax rate for qualified high and new technology enterprises. One of the Company’s China subsidiaries, UTStarcom Telecom Co., Ltd (“HUTS”), through which the majority of our business in China is conducted obtained the High and New Technology Enterprise Certificate, or High-tech Certificate, from the relevant approval authorities on September 19, 2008, and thereafter were approved to pay CIT at the reduced tax rate of 15%. The approval for the reduced 15% tax rate is valid for three years and applies retroactively from January 1, 2008, subject to possible re-assessment by the approval authorities. During the re-assessment, the tax authority may suspend the implementation of the reduced 15% rate. HUTS’s High-tech Certificate renewal was approved on October 14, 2011. HUT’s approval extends the reduced 15% tax rate terms for three years. However, since HUTS is currently in significant loss position, the change in tax rate will not have a material adverse impact on the business or liquidity until HUTS begin to generate profit and deplete all the net operating loss carry forwards.

As of September 30, 2005, the Company did not believe it was more likely than not that it would generate a sufficient level and proper mix of taxable income within the appropriate period to utilize all the deferred tax assets in China and the United States. As a result of the review undertaken at September 30, 2005, the Company has concluded that it was appropriate to establish a full valuation allowance for the net deferred tax assets in China and the United States wherein the cumulative losses weigh heavily in the overall assessment. The Company has continued to provide full valuation allowances since 2005 as it does not believe it was more likely than not that it would generate sufficient taxable income within the appropriate period to utilize those deferred tax assets.

In 2016, the change in deferred tax valuation allowance of $3.0 million is primarily attributable to the tax expense related to continuing to provide full valuation allowance on the Company’s deferred tax assets at December 31, 2016 in the United States and China. In 2015, the change in deferred tax valuation allowance of $11.0 million is primarily attributable to the tax expense related to continuing to provide full valuation allowance on the Company’s deferred tax assets at December 31, 2015 in the United States and China. In 2014, the change in deferred tax valuation allowance of $1.8 million is primarily attributable to the tax expense related to continuing to provide a full valuation allowance on the Company’s deferred tax assets at December 31, 2014 in the United States and China.

There was no income tax benefit related to tax credits recognized in 2016 and 2015. In 2014, the income tax benefit of $0.5 million related to tax credits is primarily attributable to an increase in the amount of foreign tax credits generated in the United States due to foreign taxes paid.

NOTE 12-OTHER INCOME (EXPENSES), NET

Other income (expenses), net consists of the following:

	Years ended December 31,
	2016	2015	2014
	(in thousands)
Foreign exchange gains (loss)	$1,459	$(190)	$(586)
Gain (loss) from the currency translation adjustment	38	—	(121)
Tax reversal for expiration of the statute of limitations(1)	807	—	992
ESA loan impairment (2)	—	2,788	(2,788)
ESA loan interest (2)	—	1,129	—
Realized investment gain(3)	83	1,529	—
UiTV loan impairment(4)	—	(2,250)	—
Other	361	483	254
Total	$2,748	$3,489	$(2,249)

(1)

Previously, when the Company divested its Korean subsidiary, the Company provided a tax reserve as it offered indemnification to the buyer for the uncertain tax position arising in the periods before the divestiture. In 2014, approximately $1.0 million of such tax reserve was released due to expiration of statute of limitations. In 2016, approximately $0.8 million of such tax reserve was released due to expiration of statute of limitations.

(2)

The Company signed the loan agreement to for a total amount of $5.6 million in the fourth quarter of 2012, $4.0 million was drawdown in the fourth quarter of 2012 and the remaining in the first quarter of 2013. The loan bears interest at 20% per annum and originally matured on December 31, 2013, with subsequently extended the maturity date on 50% of the loan, or $2.8 million, to June 30, 2014, and the other half extended to December 31, 2014. In the fourth quarter of 2014, the Company received $0.8 million. The Company has performed an assessment on the need for a valuation reserve and $2.8 million was charged as impairment in other expenses in 2014 as the collection term was due. In the third quarter of 2015, the Company received $6.0 million, including $1.1 interest income. Accordingly, $2.8 million reserve was reversed and recorded in Other income (expense), net. Therefore, all the principal of the outstanding entrusted loan was collected and the contract was closed.

(3)

The Company received 124,395 shares of Inphi on November 14, 2014 to exchange for the 1% interest in Cortina. Management assessed the shares and classified them as available-for-sale securities and subject to fair value accounting. As of December 31, 2014, the fair value of the shares was $2.3 million, which results in an unrealized gain of $0.5 million in Other Comprehensive Income. In the first quarter of 2015, the Company sold the 124,395 shares of Inphi stock with a total cash consideration of $2.4 million, which resulted in a realized gain of $0.6million in Other Income. In the second quarter of 2015, the Company also received $0.7 million in cash proceeds in connection with the sale of assets that had a $0 net carrying value, resulting in a realized gain in Other Income. In the fourth quarter of 2015, another $0.3 million was released from escrow deposited by Inphi during the transaction and the Company recorded as a realized gain in Other Income. In the second quarter of 2016, another $0.1million was released from escrow deposited by Inphi during the transaction and the Company recorded as a realized gain in Other Income.

(4)

The other receivable balance includes loans to UiTV of approximately $2.3 million as of December 31, 2015. UiTV used this amount to purchase Set Top Boxes for the Internet television service in Thailand. Pursuant to the contract, UiTV repays in installments, starting from January of 2015 to July of 2018. The Company has performed an assessment on the need for a valuation reserve due to collectability risk and $2.3 million was reserved as of December 31, 2015. In 2016, there was no such item included in the other receivable balance. Considering the UiTV’s current business operating and finance statues, the Company did not expect to receive the bonds in the 2017 and 2018.

NOTE 13-NET INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net loss per share for the years ended December 31, 2016, 2015 and 2014:

	Years Ended December 31,
	2016	2015	2014
	(Restated)
	(in thousands)
Numerator:
Net income (loss) attributable to UTStarcom Holdings Corp.	$290	$(27,158)	$(30,264)
Denominator:
Weighted average shares outstanding-Basic	35,806	37,003	37,380
Potentially dilutive common stock equivalents-stock options and restricted stock	596	—	—
Weighted average shares outstanding-Diluted	36,402	37,003	37,380
Net Income(loss) per share attributable to UTStarcom Holdings Corp.- Basic	$0.01	$(0.74)	$(0.81)
Net Income(loss) per share attributable to UTStarcom Holdings Corp.-Diluted	$0.01	$(0.74)	$(0.81)

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

For the years ended December 31, 2015, and 2014, no potential ordinary shares were dilutive because of the net loss incurred in those years, therefore basic and dilutive EPS were the same.

For the year ended December 31, 2016, 1.4 million potential ordinary shares were dilutive.

NOTE 14-SEGMENT REPORTING

The Company’s reporting segments are as follows:

• Equipment-Focusing on the Company’s equipment sales including network infrastructure and application products. Network infrastructure products mainly include broadband products. Network application products mainly include Wireless infrastructure technologies.

• Services-Providing services and support for the Company’s equipment products and also the new operational support segment.

The Company’s Chief Operating Decision Makers make financial decisions and resource allocations based on information they receive from its internal management system and currently evaluate the operating performance and allocates resources to the reporting segments based on segment revenue, gross profit and income (loss) before income taxes. Cost of sales and direct expenses in relation to production are assigned to the reporting segments. The accounting policies used in measuring segment assets and operating performance are the same as those used at the consolidated level.

Summarized below are the Company’s segment net sales, gross profit and income (loss) before income taxes for the years ended December 31, 2016, 2015 and 2014 based on the current reporting segment structure.

	Years ended December 31,
Net Sales by Segment	2016	% of net sales	2015	% of net sales	2014	% of net sales
	(in thousands, except percentages)
Equipment	$61,735	71%	$87,361	75%	$105,988	82%
Services	24,777	29%	29,742	25%	23,432	18%
Total Sales	$86,512	100%	$117,103	100%	$129,420	100%

	Years ended December 31,
Gross profit/(loss) by Segment	2016	Gross profit %	2015	Gross profit %	2014	Gross profit %
	(in thousands, except percentages)
Equipment	$20,263	33%	$21,470	25%	$21,000	20%
Services	8,093	33%	6,398	22%	1,128	5%
Total Gross profit	$28,356	33%	$27,868	24%	$22,128	17%

	Years ended December 31,
Segment Margin and Income ( loss )before income taxes	2016	2015	2014
	(in thousands)
Equipment	$12,010	$12,097	$6,583
Services	8,093	6,399	1,083
Total	20,103	18,496	7,666
General and Corporate	(19,183)	(49,816)	(36,312)
Income (loss)before income taxes	$920	$(31,320)	$(28,646)

General and corporate expenses include all un-allocated expenses such as sales and marketing, general and administration and common R&D expenses, equity income (loss) of associates and investment impairment etc.

Sales are attributed to a geographical area based upon the location of the customer. Sales data by geographical area are as follows:

	Years Ended December 31,
	2016	% of net sales	2015	% of net sales	2014	% of net sales
	(in thousands, except percentages)
Net Sales by Region
China	$4,021	5%	$9,490	8%	$15,465	12%
Japan	45,561	52%	57,483	49%	58,999	46%
India	33,021	38%	34,836	30%	37,424	29%
Taiwan	3,217	4%	7,904	7%	6,706	5%
Other	692	1%	7,390	6%	10,826	8%
Total	$86,512	100%	$117,103	100%	$129,420	100%

Long-lived assets, consisting of property, plant and equipment, by geographical area are as follows:

	December 31,
	2016	2015
	(in thousands)
China	$1,357	$1,100
Other	253	410
Total long-lived assets	$1,610	$1,510

NOTE 15-CREDIT RISK AND CONCENTRATION

Financial Risks:

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash, cash equivalents, short-term investments and accounts and notes receivable. The Company places its temporary cash and short-term investments with several financial institutions. Approximately $53.8 million and $64.1 million of the Company’s cash and cash equivalents and short-term investments were on deposit in accounts outside the U.S. at December 31, 2016 and 2015, respectively, of which approximately $13.5 million and $19.8 million were held by subsidiaries in China.

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

The Company’s available-for-sale securities are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive loss in shareholders’ equity. Any negative events or deterioration in financial well-being with respect to the counterparties of these investments may cause material losses to the Company and have a material effect on the Company’s financial condition and results of operations.

Concentration of Credit Risk and Major Customers:

At December 31, 2016 and 2015, the Company’s accounts receivable balance included amounts due from Softbank and its affiliates, representing approximately 57 % and 69% of the Company’s total accounts receivable, net of allowances for doubtful accounts, respectively.

The following customers accounted for 10% or more of the Company’s net revenues:

	For the years ended December 31,
	2016	2015	2014
Softbank and affiliates	50%	47%	44%
Bharat Sanchar Nigam LTD and affiliates	35%	17%	21%

Country Risks:

Approximately 5%, 8% and 12% of the Company’s sales for the year ended December 31, 2016, 2015, and 2014, respectively, were from China. Accordingly, the political, economic and legal environment, as well as the general state of China’s economy may influence the Company’s business, financial condition and results of operations. The Company’s operations in China are subject to special considerations and significant risks not typically associated with companies in the United States. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Company’s results may be adversely affected by, among other things, changes in the political, economic and social conditions in China, and by changes in governmental policies with respect to laws and regulations, changes in China’s telecommunications industry and regulatory rules and policies, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation.

In addition, the major customers of the Company are Japan-based customers. Therefore, our results of operations may be adversely affected by the political and business relationship between China and Japan as well as other events affecting Japan in general. From time to time there have been tensions and conflicts between China and Japan. Adverse changes in political and economic policies, geopolitical uncertainties, and international conflicts between China and Japan may lead to a reduction in our sales. Any future conflicts between China and Japan may have an adverse impact on the political and business relationship of the two countries. Furthermore, events affecting Japan in general, such as natural disasters, or a Japanese Yen devaluation may also have a negative impact on our business, financial condition and results of operations.

NOTE 16-RELATED PARTY TRANSACTIONS

In 2016, the Company paid $0.2 million to Tim Ti, the Chief Executive Officer of the Company, for remuneration for service to Virtual Gateway Labs, Inc.. These amounts were expensed as employee compensation.

NOTE 17-SUBSEQUENT EVENTS

Non-binding proposal letter

The board of directors (the “Board”) has received a preliminary non-binding proposal letter, dated March 31, 2017, from Shah Capital Opportunity Fund LP, Himanshu H. Shah, the Chairman of the Board, (together with Shah Capital Opportunity Fund LP, the “Shah Parties”),  Hong Liang Lu, the member of the Board, and his affiliates (the “Lu Parties”) and Tenling Ti, the Chief Executive Officer of the Company,(“Mr. Ti”, collectively with the Shah Parties and the Lu Parties, the “Consortium Members”), to acquire all of the outstanding ordinary shares of the Company not owned by the Consortium Members, for US$2.15 in cash per ordinary share. The Board has formed a special committee consisting of two independent and disinterested directors, Sean Shao and Xiaoping Li (the “Special Committee”), to consider the proposal.

AioTV

On May 30, 2017, the Company converted all the existing 25,527,008 Series B Preferred Shares of AioTV into 25,527,008 common shares of AioTV at a conversion price of $0.320937 per share, and converted $576,068 of the principal amount and the accrued and unpaid interests of the $0.5 million convertible debenture issued on December 7, 2015 into 2,269,856 common shares of AioTV at a conversion price of $0.253790596 per share.

On May 30, 2017, the Company signed a “Note Purchase Agreement” with AioTV. Pursuant to the “Note Purchase Agreement”, total commitment amount was $0.8 million, including $319,315 existing convertible bond issued on October 6, 2016 together with the accrued and unpaid interest into convertible promissory note, and promised to purchase one or more convertible promissory notes from time to time, in an aggregate principle amount equal to $480,685. In the second quarter and third quarter of 2017, the Company paid $0.1 million and $0.38 million to purchase the convertible promissory note, respectively.

Withdrawal of Preliminary Non-Binding Proposal

On October 24, 2017, the special committee of the Company’s board of directors (the “Board”) has received a notice from Shah Capital Opportunity Fund LP, Himanshu H. Shah, Hong Liang Lu and certain of his affiliates and Tenling Ti (collectively, e “Consortium”) to withdraw the preliminary non-binding take-private proposal letter dated March 31, 2017 the Consortium to the Board.

SCHEDULE I

UTSTARCOM HOLDINGS CORP. (UNCONSOLIDATED-PARENT COMPANY BASIS)

REGISTRANT BALANCE SHEETS

(In thousands, except par value)

	December 31,
	2016	2015
		(Restated)
	(in thousands)
ASSETS
Investment in subsidiaries	$93,973	$92,618
Total assets	93,973	92,618
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable-intercompany	11,232	8,841
Total current liabilities	11,232	8,841
Total liabilities	11,232	8,841
Stockholders’ equity:
Ordinary shares: $0.00375 par value; 250,000 authorized shares; 39,009 and 38,465 shares issued at December 31, 2016 and December 31, 2015, respectively; 35,225 and 36,735 shares outstanding at December 31, 2016 and December 31, 2015, respectively	122	122
Additional paid-in capital	1,262,005	1,259,767
Treasury stock, at cost: 3,784 and 1,730 shares at December 31, 2016 and December 31, 2015, respectively	(8,234)	(4,138)
Accumulated deficit	(1,233,154)	(1,233,444)
Accumulated other comprehensive income	62,002	61,470
Total stockholders’ equity	82,741	83,777
Total liabilities and stockholders’ equity	$93,973	$92,618

The accompanying notes are an integral part of these consolidated financial statements.

UTSTARCOM HOLDINGS CORP. (UNCONSOLIDATED-PARENT COMPANY BASIS)

CONDENSED INFORMATION AS TO THE RESULTS OF OPERATIONS OF THE REGISTRANT

(In thousands)

	Years ended December 31,
	2016	2015	2014
		(Restated)
	(in thousands)
Sales
Unrelated parties	$—	$—	$—
Related parties	—	—	—
Intercompany	—	—	—
Cost of sales
Unrelated parties	—	—	—
Related parties	—	—	—
Intercompany	—	—	—
Gross profit	—	—	—
Operating expenses:
Selling, general and administrative	671	928	1,398
Research and development	—	—	—
Total operating expenses	671	928	1,398
Operating loss	(671)	(928)	(1,398)
Interest income	—	—	—
Interest expense	—	—	—
Other income, net	—	—	—
Loss before income taxes and equity in loss of affiliated companies	(671)	(928)	(1,398)
Equity in net income (loss) of affiliated companies	803	(26,230)	(28,866)
Income tax benefit (expense)	—	—	—
Net income (loss) and comprehensive income (loss)	$132	$(27,158)	$(30,264)

The accompanying notes are an integral part of these financial statement

UTSTARCOM HOLDINGS CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

NOTE 1-BASIS OF PRESENTATION

UTStarcom Holdings Corp., or the Company, a Cayman Island corporation, is the parent company of all UTStarcom Holdings Corp. subsidiaries. The condensed financial statements of the Company have been prepared pursuant to the rules and regulations of the SEC and in conformity with U.S. GAAP. The Company determined cash flow activities during the period were not material and therefore omitted the statement of cash flows from these financial statements.

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

The Company is a shell company and does not have any activities. Operating expenses for the Company for the years ended December 31, 2016, 2015 and 2014 consisted mainly of the retaining fee for the Board of Directors, its director and officer insurance expenses and the expenses associated with investor relations. As the Company does not have any cash activity, the recorded expenses were paid on behalf of the Company by UTStarcom, Inc., its subsidiary, and statements of cash flows have been omitted.

In connection with the year-end financial statement close and preparation of our Form 20-F for 2016, the Company identified an error in our historical financial statements as of December 31, 2015 and for fiscal year then ended (the “Restated Period”). Management has considered the impact to current and past financial statements under the SEC’s authoritative guidance on materiality and determined the error was material, and a restatement of the prior financial statements is required.

SCHEDULE II

UTSTARCOM HOLDINGS CORP.

VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

For the Years Ended December 31, 2016, 2015, and 2014

Description	Balance at beginning of the period	Charged (credited) to costs and expenses	Credited to other accounts		(Deductions) Adjustments IPTV divestiture	(Deductions) Adjustments (1)	Balance at end of the period
	(in thousands)
Year ended December 31, 2016
Allowance for doubtful accounts	$4,564	$1,564	$—		$—	$(3,789)	$2,339
Tax valuation allowance	$328,397	$(3,016)	$4,142		$—	$—	$329,523
Year ended December 31, 2015
Allowance for doubtful accounts	$10,877	$103	$—		$—	$(6,416)	$4,564
Tax valuation allowance(Restated)	$368,672	$(11,090)	$(29,185	)(3)	$—	$—	$328,397
Year ended December 31, 2014
Allowance for doubtful accounts	$11,063	$49	$—		$—	$(235)	$10,877
Tax valuation allowance	$422,789	$1,824	$(55,941	)(2)	$—	$—	$368,672

(1)             Represents write-offs of allowance for doubtful accounts and foreign exchange adjustments.

(2)             Includes $35.6 million removal of tax valuation allowance for expiration of net operating loss carryforwards in China.

(3)             Includes $3 million removal of tax valuation allowance for expiration of net operating loss carryforwards in China and $27million for utilization of foreign tax credits in US.