Form 20-F
period 2017-12-31
UTSTARCOM HOLDINGS CORP.
filed 2018-04-16
CIK 1030471

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

NONE
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 35,506,366 ordinary shares, par value US$0.00375 per share.

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

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2015, 2016 and 2017.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at the rate of RMB6.5063 to $1.00, the noon buying rate on December 31, 2017, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. Key Information-D. Risk Factors-Risks Relating to Conducting Business in China-Fluctuation in the value of the RMB relative to the U.S. dollar could affect our operating results and may have a material adverse effect on your investment.”

This annual report also contains translations of certain Japanese Yen amounts into U.S. dollars at the rate of JPY112.6900 to $1.00, the noon buying rate on December 31, 2017, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Japanese Yen or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Japanese Yen, as the case may be, at any particular rate or at all. Fluctuation in the value of the Japanese Yen may have a material adverse effect on your investment. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business-Currency rate fluctuations may adversely affect our cash flow and operating results.”

Our ordinary shares are listed on the NASDAQ Stock Market, or NASDAQ, under the symbol “UTSI”. On March 21, 2013, we effected a one-for-three reverse share split of our ordinary shares. Unless otherwise specified, all share and per share information in this annual report has been retroactively adjusted to reflect this reverse share split.

On June 24, 2011, we effected a merger, or the Merger, to reorganize the corporate structure of UTStarcom, Inc., a Delaware corporation incorporated in 1991, and its subsidiaries. The Merger resulted in shares of the common stock of UTStarcom, Inc. being converted into the right to receive an equal number of ordinary shares in our capital, which were issued by us in connection with the Merger. Following the Merger, UTStarcom, Inc. became our wholly owned subsidiary and we became the parent company of UTStarcom, Inc. and its subsidiaries. See “Item 4. Information on the Company-C. Organizational Structure” for a list of our subsidiaries. We, together with our subsidiaries, continue to conduct our business in substantially the same manner as was conducted by UTStarcom, Inc. and its subsidiaries. The transaction was accounted for as a legal re-organization of entities under common control. Accordingly, we have prepared our consolidated financial statements as if the current corporate structure had been in existence throughout all relevant periods. Our consolidated financial statements prior to the Merger reflect the financial position, results of operations and cash flows of UTStarcom, Inc. and its subsidiaries. Our consolidated financial statements as of December 31, 2016 and 2017 and for the years ended December 31, 2015, 2016 and 2017 reflect our financial position, results of operation and cash flows.

PART I

ITEM 1-IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2-OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3-KEY INFORMATION

A.  Selected Financial Data

The following selected consolidated statement of operations data for the years ended December 31, 2015, 2016 and 2017 and the selected consolidated balance sheet data as of December 31, 2016 and 2017 have been derived from our audited financial statements included elsewhere in this annual report. The selected consolidated financial data should be read in conjunction with those financial statements and the accompanying notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

Our selected consolidated statement of operations data for the years ended December 31, 2013 and 2014 and our consolidated balance sheets as of December 31, 2013, 2014 and 2015 have been derived from our audited consolidated financial statements, which are not included in this annual report.

	Years Ended December 31,
	2017	2016	2015	2014	2013
	(in thousands, except per share amount)
Consolidated Statement of Operations Data:
Net sales(1)	$98,292	$86,512	$117,103	$129,420	$164,439
Gross profit	$33,146	$28,356	$27,868	$22,128	$40,220
Operating income (loss)	$6,516	$1,708	$(4,989)	$(14,073)	$(13,233)
Net income (loss) attributable to UTStarcom Holdings Corp.	$6,981	$290	$(27,158)	$(30,264)	$(22,721)

Net income (loss) per share attributable to UTStarcom Holdings Corp.-Basic	$0.20	$0.01	$(0.74)	$(0.81)	$(0.58)

(1)                                      The sales decrease from 2013 to 2016 were mainly caused by lower market demand for old products and we streamlined our business to focus more on high-gross margin products after we announced our new strategy in June 2015.

	Years Ended December 31,
	2017	2016	2015	2014	2013
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$79,749	$83,922	$77,050	$77,824	$107,773
Working capital	$78,549	$75,850	$63,818	$76,383	$107,935
Total assets	$187,044	$178,703	$198,379	$279,063	$366,967
Total short-term debt	$—	$—	$—	$—	$—
Long-term debt	$—	$—	$—	$—	$—
Total UTStarcom Holdings Corp. shareholders’ equity	$90,992	$82,741	$83,777	$115,329	$150,380

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

We reported net income attributable to UTStarcom Holdings Corp. of $7.0 million, and $0.3 million and net loss attributable to UTStarcom Holding Corp. of $27.2 million for the years ended December 31, 2017, 2016 and 2015, respectively. As of December 31, 2017, we had $79.7 million in cash or cash equivalents. Our management considered our current financial status, business operation, market strategy, and products development in the twelve months following the issuance date of this report and believes that we will have sufficient liquidity to finance our anticipated operations, capital expenditure requirements and new business acquisitions and investments, as well as achieve projected cash collections from customers and contain expenses and cash used in operations over that period. However, we may not achieve such operating performance and our management expects to continue to implement our liquidity plans, including reducing operating expenses and improving cash collections and receivable turnover. If we cannot successfully implement our liquidity plans, it may be necessary for us to make significant changes to our business plans and strategy to maintain adequate liquidity. In addition, various other factors may negatively impact our liquidity, such as:

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

In the past several years, we implemented certain cost-reduction initiatives and restructuring plans. However, our restructuring may not improve our results of operations and cash flows as we anticipated. Our inability to realize the benefits of our cost-reduction initiatives and restructuring plans may result in an ineffective business structure that could negatively impact our results of operations. In addition to severance and other employee-related costs, our restructuring plans may also subject us to litigation risks and expenses.

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

We have experienced significant changes in our management and our Board of Directors in recent years. In 2016, we appointed a new chief executive officer, a new chief operating officer and a new director to the board. Additionally, in November 2017, one of directors has been replaced. Although we have endeavored to implement any director and management transition in a non-disruptive manner, any such transition might impact our business, and give rise to uncertainty among our customers, investors, vendors, employees and others concerning our future direction and performance, which may materially and adversely affect our business, financial condition, results of operations and cash flows, and our ability to execute our business model.

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

A significant portion of our net sales is derived from a Japanese customer, SoftBank Corp. and its related entities (collectively “Softbank”), which previously was one of our principal shareholders. On January 14, 2014, Softbank sold all of our shares held by it to us and one of our other shareholders. In 2016 and 2017, our net sales to Softbank totaled approximately $43.2 million and $39.5 million, respectively, representing approximately 50% and 40%, respectively, of our total net sales in 2016 and 2017. We anticipate that our dependence on Softbank will continue for the foreseeable future. Consequently, any one of the following events may cause material fluctuations or declines in our net sales or liquidity position and have a material adverse effect on our financial condition and results of operations:

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

Our business is subject to risk from changing foreign exchange rates because we conduct a substantial part of our business in a variety of currencies other than the U.S. dollar. In 2017, a majority of our sales were made in Japan and denominated in Japanese Yen. We also made significant sales denominated in Indian Rupees and significant purchases denominated in Renminbi. Additionally, we have exposures to emerging market currencies, which can have extreme currency volatility. Adverse movements in currency exchange rates may negatively affect our cash flow and operating results. We recorded a net foreign currency loss of $0.2 million in 2015, a net foreign currency gain of $1.5 million in 2016, and a net foreign currency gain of $0.6 million in 2017. We currently do not use forward and option contracts to hedge against the risk of foreign currency rate fluctuation in the eventual net cash inflows and outflows resulting from foreign currency denominated transactions with customers, suppliers, and non-U.S. subsidiaries. Furthermore, we would be limited in our ability to hedge our exposure to rate fluctuations in certain currencies, including the Japanese Yen, Renminbi and Indian Rupee, due to PRC-governmental currency exchange control regulations that restrict currency conversion and remittance. Even if we engage in hedging activities in the future, we may not be successful in minimizing the impact of foreign currency fluctuations. As a result, fluctuations in foreign currencies may have a material impact on our business, results of operations and financial condition.

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

From time to time, we make financial and/or strategic investments in third party businesses. We cannot be certain that such investments will be successful. In certain instances, we have lost part or all of the value of such investments, resulting in a financial loss and/or the loss of potential strategic opportunities. We recognize an impairment charge on our investment when a decline in the fair value of such investment below the cost basis is judged to be other-than-temporary. In making this determination, we review several factors to determine whether the losses are other-than-temporary, including but not limited to: (i) the length of time the investment was in an unrealized loss position, (ii) the extent to which fair value was less than cost, (iii) the financial condition and near term prospects of the issuer, and (iv) our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value. For the year ended December 31, 2017 and 2016, we recorded impairment charges of $1.7 million and $5.3 million related to investments respectively. If we have to write down or write off our investments, or if potential strategic opportunities do not develop as planned, our financial performance may suffer. Moreover, these investments are often illiquid, such that it may be difficult or impossible for us to monetize such investments.

We could incur asset impairment charges for long-lived assets or long-term investments, which could negatively affect our future operating results and financial condition.

As of December 31, 2017, we had long-lived assets and long-term investments. We are required to perform periodic assessments for any possible impairment of long-lived assets and long-term investments for accounting purposes. We review the recoverability of the carrying value of long-lived assets held and used and long-lived assets to be disposed of whenever events or changes in circumstances indicate that the carrying value of the assets or asset groups may not be recoverable. Any such charge may adversely affect our operating results and financial condition.

When determining whether an asset impairment has occurred or calculating such impairment for long-term investments or other long-lived asset, fair value is determined using the present value of estimated cash flows or comparable market values. Our valuation methodology requires management to make judgments and assumptions based on projected future cash flows, the timing of such cash flows, discount rates reflecting the risk inherent in future cash flows, perpetual growth rates, the determination of appropriate comparable entities and the determination of whether a premium or discount should be applied to these comparable entities. Projections of future operating results and cash flows may vary significantly from actual results. Changes in estimates and/or revised assumptions impacting the present value of estimated future cash flows or comparable market values may result in a decrease in fair value of a reporting unit, or a decrease in fair value of long-lived assets or asset groups, our acquisitions or investments. The decrease in fair value could result in a non-cash impairment charge.

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

Our operations are vulnerable to interruption by fire, earthquake, power loss, telecommunications failure, external interference with our information technology systems, incidents of terrorism and other events beyond our control that affect us, either directly or indirectly through one or more of our key suppliers. Also, our operations and markets in China, Japan and India are located in areas prone to earthquakes. We do not have a detailed disaster recovery plan, and the occurrence of any events like these that disrupt our business could harm our business and operating results.

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

As of December 31, 2017, we have identified material weakness in our internal control over financial reporting and have concluded that our internal controls over financial reporting were not effective as of December 31, 2017. The requirements of Section 404 of the Sarbanes-Oxley Act are ongoing and also apply to future years. We expect that our internal control over financial reporting will continue to evolve as we continue in our efforts to transform our business. Although we are committed to continue to improve our internal control processes and we will continue to diligently and vigorously review our internal control over financial reporting in order to ensure compliance with the Section 404 requirements, any control system, regardless of how well designed, operated and evaluated, can provide only reasonable, not absolute, assurance that its objectives will be met. In addition, successful remediation of the control deficiencies identified as of December 31, 2017 is dependent on our ability to hire and retain qualified employees and consultants. Therefore, we cannot be certain that in the future additional material weakness or significant deficiencies will not exist or otherwise be discovered. See “Item 15-Controls and Procedures” contained in UTStarcom Holdings Corp.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017”.

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

A significant portion of our operations are conducted in the PRC, and are governed by PRC laws, rules and regulations. Our PRC subsidiaries are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common-law system, prior court decisions may be cited for reference but have limited precedential value.

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

We prepare our financial statements in U.S. dollars, while we conduct a significant portion of our operations in China where the only legitimate currency for use within is RMB. The value of RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s monetary or fiscal policies and political and economic conditions and supply and demand in local markets. Since July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Following the removal of the U.S. dollar peg, the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has started to appreciate slowly against the U.S. dollar, though there have been periods when the U.S. dollar has appreciated against the RMB. On August 11, 2015, the PBOC allowed the RMB to depreciate by approximately 2% against the U.S. dollar. Since then and until the end of 2016, the RMB has depreciated against the U.S. dollar by approximately 10%. Over the year of 2017, RMB has risen almost 7% against the U.S. dollar partly because of the weakened U.S. dollar but mainly due to Chinese government’s policy to keep the currency stable in avoidance of capital flight outside of China. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

In connection with the EIT Law, the Ministry of Finance and SAT jointly issued, on April 30, 2009, the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. Circular 59 became effective retroactively on January 1, 2008. Under this circular, non-PRC-resident enterprises may be subject to income tax on capital gains generated from their transfers of equity interests in PRC resident enterprises. The PRC tax authorities have the discretion under Circular 59 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of the investment. In addition, by promulgating and implementing the circulars, the PRC tax authorities have strengthened their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC-resident enterprise.

On February 3, 2015, the SAT issued the Notice on Several Issues regarding Enterprise Income Tax for Indirect Transfer of Assets by Non-resident Enterprises, or SAT Bulletin 7, which specifies that the SAT is entitled to redefine the nature of an equity transfer where offshore vehicles are interposed for tax avoidance purposes and without reasonable commercial purpose, specifically, further specified the criteria for judging reasonable commercial purpose, and the legal requirements for the voluntary reporting procedures and filing materials in the case of indirect transfer of assets. Pursuant to this Bulletin, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to SAT Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immoveable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. SAT Bulletin 7 has listed several factors to be taken into consideration by tax authorities in determining whether an indirect transfer has a reasonable commercial purpose. However, despite these factors, an indirect transfer satisfying all the following criteria shall be deemed to lack reasonable commercial purpose and be taxable under the PRC laws: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from the PRC taxable properties; (ii) at any time during the one year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries that directly or indirectly hold the PRC taxable properties are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gains derived from the indirect transfer of the PRC taxable properties is lower than the potential PRC tax on the direct transfer of such assets. Nevertheless, the indirect transfer falling into the scope of the safe harbor under SAT Bulletin 7 may not be subject to PRC tax and such safe harbor includes qualified group restructuring, public market trading and tax treaty exemptions. On October 17, 2017, the SAT promulgated the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source (“SAT Circular 37”), which became effective on December 1, 2017, and at the same time repealed the Notice on Strengthening the Management on Enterprise Income Tax for Non-resident Enterprises Equity Transfer, or Circular 698. SAT Circular 37, among other things, simplified procedures of withholding and payment of income tax levied on non-resident enterprises.

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

We anticipate that providing value-added support services to businesses in the telecom and cable sectors will be a significant component of our future business model. We will provide operators engaging in these businesses with services, including equipment installation, system installation and maintenance, technical services and other value-added services, in return for on-going income. We anticipate that these value-added support services will play an important role in the growth of our business.

Direct foreign investments are subject to certain restrictions with respect to the operating of telecom and cable sectors. Under the “Telecommunications Regulations” issued by the State Council on September 25, 2000, the “Provisions on Administration of Foreign Invested Telecommunications Enterprises” issued by the State Council on December 11, 2001, firstly amended on September 10, 2008 and secondly amended on February 6, 2016, and the “Notice of the Ministry of Industry and Information Technology on Removing the Restrictions on Foreign Equity Ratios in Online Data Processing and Transaction Processing (Operating E-commerce) Business” (Gongxinbutong [2015] No.196) issued by  the Ministry of Industry and Information Technology on June 19, 2015, the shareholding of foreign investors is limited to up to 49% for basic telecom business and up to 50% for almost all value-added telecom business, only E-commerce business (our business not included) allows foreign equity to reach to 100%.

Because of the regulatory restrictions on direct foreign investments in the telecom and cable sectors, we may conduct business through contractual relationships with PRC business partners that are licensed or qualified to operate such businesses, or the Operating Companies. Our PRC subsidiaries may directly or indirectly provide certain technology services to the Operating Companies through an arrangement of technology service agreements and will receive service fees directly or indirectly from the Operating Companies. To ensure the payment of the service fee by the Operating Companies, the shareholders of the Operating Companies may pledge their equity interests in the Operating Companies to our PRC subsidiaries or affiliates. There may also be a call option arrangement so that our PRC subsidiaries may purchase the equity interests in the Operating Companies if permitted by the laws of the PRC.

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

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the offshore capital we raise to make loans to our PRC subsidiaries, or to make additional capital contributions to our PRC subsidiaries.

In utilizing the proceeds of any offshore fund raising, we, as an offshore holding company, are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries, which is treated as a foreign-invested enterprise under PRC laws, through loans or capital contributions. However, loans by us to our PRC subsidiaries to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE and capital contributions to our PRC subsidiaries are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, and registration with other governmental authorities in China.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or SAFE Circular 142, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, or Circular 59, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses, or Circular 45. According to Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the PRC in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and Circular 16 could result in administrative penalties. Circular 19 and Circular 16 may significantly limit our ability to transfer any foreign currency we hold to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or future capital contributions by us to our PRC subsidiaries. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use foreign currency, including the proceeds we received from this offering, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

On June 29, 2007, the National People’s Congress of China enacted the laws on Employment Contracts, or the Employment Contract Law, which became effective on January 1, 2008, amended on December 28, 2012. The Employment Contract Law established new restrictions and increased costs for employers to dismiss employees, including specific provisions related to fixed- term employment contracts, temporary employment, probation, consultation with the labor union and employee assembly, employment without a contract, dismissal of employees, compensation upon termination and overtime work, and collective bargaining. According to the Employment Contract Law, an employer is obliged to sign a labor contract with an unlimited term with an employee if the employer continues to hire the employee after the expiration of two consecutive fixed-term labor contracts subject to certain conditions or after the employee has worked for the employer for ten consecutive years. The employer also has to pay compensation to an employee if the employer terminates an unlimited-term labor contract. Such compensation is also required when the employer refuses to renew a labor contract that has expired, unless it is the employee who refuses to extend the expired contract or resign. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008 and its Implementation Rules on Paid Annual Leave for Employees, which became effective on September 18, 2008, employees who have served more than one year for an employer are entitled to a paid vacation ranging from 5 to 15 days, depending on their accumulative total length of service. Employers who fail to allow for such vacation time must compensate their employees three times their regular salaries for each vacation day disallowed, unless such employers can provide evidence, such as a copy of a written notice provided to their employees, that suggests the employers made arrangements for their employees to take such annual leaves, but such employees voluntarily waived taking their leaves or such employees waived their right to such vacation days in writing.

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

Entities affiliated with Shah Capital Management, or collectively, Shah Capital, E-Town International Holding (Hong Kong) Co. Limited, or E-Town, and The Smart Soho International Limited, or Smart Soho, beneficially owned approximately 21.0%, 10.6% and 13.9%, respectively, of our outstanding shares as of March 31, 2018. E-Town also has the right to designate a member of our board of directors. As a result, Shah Capital, E-Town and Smart Soho have the ability to influence all matters submitted to our shareholders for approval, as well as our management and affairs. Matters that could require shareholder approval include:

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

As a foreign private issuer, we are also exempt from the requirements of Regulation FD (“Fair Disclosure”) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we are still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

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

If we are unable to maintain compliance with the conditions for continued listing required by NASDAQ, then our ordinary shares may be subject to delisting from NASDAQ. NASDAQ Listing Rule 5450(a) (1) requires that our shares trade above $1.00 per share. Our shares traded below $1.00 for periods in 2012 and 2013, and on March 15, 2013 we received formal notice from NASDAQ that we were not in compliance with NASDAQ’s Listing Rules. While we returned to full compliance on April 11, 2013, our shares may trade below $1.00 per share again in the future. In addition, we failed to file our annual report on Form 20-F for 2016 on a timely basis, but regained compliance after filing such report in November 2017. If our ordinary shares are delisted from NASDAQ, our ordinary shares may not be eligible to trade on any national securities exchange or the over-the-counter market. If our ordinary shares are no longer traded through a market system, their liquidity may be greatly reduced, which could negatively affect their price. In addition, we may be unable to obtain future equity financing, or use our ordinary shares as consideration for mergers or other business combinations. A delisting from NASDAQ may also have other negative implications, including the potential loss of confidence by suppliers, customers and employees, the loss of institutional investor interest, and fewer business development opportunities and could lead to a default under certain of our contractual arrangements.

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

On March 31, 2017, we received a preliminary non-binding proposal letter dated March 31, 2017 from Shah Capital Opportunity Fund LP, Himanshu H. Shah, Mr. Lu and his affiliates, and Tenling Ti, to acquire all of our outstanding shares not currently owned by them in a going private transaction for $2.15 per ordinary share in cash, subject to certain conditions. Our Board of Directors had formed a special committee consisting of two independent and disinterested directors, Sean Shao and Xiaoping Li to consider the proposal.

On October 24, 2017, the special committee of our board of directors received a notice from Shah Capital Opportunity Fund LP, Himanshu H. Shah, Hong Liang Lu and certain of his affiliates and Tenling Ti to withdraw the preliminary non-binding take-private proposal.

Our ordinary shares are traded on NASDAQ under the same ticker symbol “UTSI,” under which UTStarcom, Inc.’s common stock had previously traded. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our telephone number at this address is +1 (345) 949 8066. Our agent for service of process in the United States is CT Corporation System and its address is 208 LaSalle Ave, Suite 814, Chicago 1L 60604, USA. Our principal executive offices are located at Level 6, 28 Hennessy Road, Admiralty, Hong Kong. We can be reached by telephone at +852-3951-9757.

B.  Business Overview

Our core business is providing next-generation broadband telecommunication network products, solutions and services. As a global telecom infrastructure provider, we focus on delivering innovative carrier-class packet optical, network synchronization and broadband access (both Wireless and fixed line) products and solutions, coupled with Software Defined Networking (“SDN”) platform, optimized for mobile backhaul, metro aggregation, broadband access and value added services.

Our technologies enable access, aggregation and transports of high-speed voice, video and data. The product lines include Packet Transport Network (“PTN”), Packet Aggregation Network (“PAN”), Multi-Services Access Network (“MSAN”), Carrier Wi-Fi solution and Software Defined Network (“SDN”) controller.

In addition to the well-established product lines mentioned above, which we sell to our customers worldwide, UTStarcom is actively involved in new products and solutions developments in several key target areas including network synchronization, intelligent platforms for smart retail store, and smart merchandising machines. The new products and solutions utilize the experience and knowledge we have accumulated over the years in our key areas of expertise including optical communications, broadband access technologies, as well as hardware and software design.

We support full cycle in-house R&D and manufacturing equipped with advanced design, test and measurement tools. Our manufacturing is focused on production of high quality telecom equipment with comprehensive quality control process certified by LRQA for ISO9001/14001, OHSAS18001, QC080000, which results in very high equipment reliability. As a part of our efforts to support our customers on all stages of network planning, deployment and operation, we provide full range of pre- and post-sale services including turn-key deployments as may be required by our customers.

Packet Optical Products

PTN product line is represented by NetRing Transport Network (“NetRing TN”) Series products that are based on the Multi-Protocol Label Switch Transport Profile (“MPLS-TP”) and Carrier Ethernet (“CE”) technologies, and includes a complete line of network nodes from compact metro access boxes to high-performance core devices. This product line combines packet switch/forwarding, packet optical transport and time/clock synchronization technologies to meet customers’ metro networking requirements through support of wide range of protocols, standards and interfaces including TDM (“SDH/SONET”), ATM, and Ethernet, coupled with highest reliability and carrier-class set of features. It is a highly flexible, reliable, scalable and cost-effective solution designed for efficient use in key applications such as mobile backhaul, multiservice metro aggregation, enterprise Carrier Ethernet services, and broadband access and aggregation. The product line offers a broad feature set, including network-wide time/clock synchronization, carrier class sub 50ms recovery resiliency, guaranteed Quality of Service (“QoS”) and Service Level Agreement (“SLA”) enforcement, end-to-end multi-layer Operation Administration & Maintenance (“OAM”), and a wide range of interfaces. Products are managed a via comprehensive centralized network management system, which allows customers to aggregate the management of large-scale networks up to 50,000 nodes. Large volumes of NetRing TN products have already been deployed worldwide. In 2016-2017, we saw significant demand for new deployments and expansions of existing networks. We introduced new high bandwidth devices with 100GE e.g. TN765 and TN705E, and announced EOL (End of Life) / EoS (End of Sales) for some old products in 2017 e.g. TN701A.

New PTN products of “Next Generation Packet Transport Network (“NG-PTN”)” portfolio offer some important improvements and include key features listed below:

•                      Improved and highly efficient hardware and software architecture, high port density, low power consumption

•                      A wide range of supported interfaces up to 100GE

•                      Full integration with UTStarcom’s SDN solution SOOTM Network

•                      Support BoD and other advanced dynamic services from the SDN-based dynamic control plane

•                      Advanced automation features (with future software releases)

•                      Based on MPLS-TP/CE, a rich feature set including sub-50ms resiliency, and precise network time/clock synchronization with 1588v2 and SyncE, QoS etc.

•                      Overall capital and operating expense savings

The TN765, higher layer aggregation / core platform of NG-PTN product line aims to help operators enhance profitability by extending capacity, throughput and deployment flexibility of MPLS-TP networks. It offers enhanced throughput of 1Tbps, multiple 100 GE interfaces and a large number of 10GE interfaces for more efficient network deployment. By the end of 2017, over 1700 of NetRingTN765 devices with 100GE interfaces have been shipped to customers. The growing demand for 100GE interface has been driving TN765 sales, making TN765 one of the major products contributing to the Company’s revenue in 2017. In 2017 we also introduced a new NG-PTN 100G-enabled device — TN705E, a high-performance aggregation device offering 800Gbps switching capacity in just 5RU form-factor. The product drew significant interest of our customers and passed successful field tests in 2017. We expect to get orders and start shipping this product in 2018.

Newly introduced in 2017, the PAN solution is based on technologies similar to PTN, but optimized for high-performance aggregation scenarios. The portfolio includes three products: TN703B (CPE, 6Gbps switching capacity), TN705B (4RU rack-mountable, 40Gbps switching capacity), TN725B (4RU rack-mountable, 80Gbps switching capacity). Due to high demand in India and in order to comply with India governmental regulations, PAN Series products are manufactured in India. We shipped over 4000 units of PAN products in 2017 and expect shipment volumes to increase in 2018.

SDN Platform

UTStarcom offers a suite of products based on SDN technology combined in a SOOTM Network (Software-defined Open Packet Optical) solution which answers the needs of telecom operators for the next generation intelligent network, helping them to reduce capital expenditures and operating expenses, while enhancing overall network performance, availability and bandwidth efficiency and improving the customer experience. With SOO network operators gain unprecedented programmability, automation, and network control, which enables them to build highly scalable, flexible networks that readily adapt to changing business needs.

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

The solution successfully passed Proof of Concept (“PoC”) testing with major Tier-1 operators in Tokyo in 2015. We won a commercial contract for SDN controller customization development which has successfully passed technical evaluation and moved to field trial phase in 2017. We expect that our SDN controller will be commercially deployed in 2018. At the same time, there are multiple ongoing SDN customization projects including domain controller development as a part of multi-vendor SDN integrated network, SDN controller with centralized PCE for Segment Routing networks, and other initiatives that may convert into commercial projects in 2018.

Carrier Wi-Fi Products

Our Carrier Wi-Fi product line includes a complete carrier-grade solution for a managed wireless access network: Wireless Access Controllers, Value Added Services (“VAS”) Platform, Network Management System, and Wi-Fi Access Points (“AP”) for carrier and MSO markets and various deployment scenarios. Our Wireless Access Controllers portfolio provides a great scalable solution suited for different customers (“Carrier”, Enterprise) and different deployment scenarios. It includes the hardware-based MSG series of Wireless Access Controllers, and our newest MSC-C cloud-based Wireless Access Controller featuring planning, configuration, control, as well as operation and maintenance functions implemented in the cloud. MCS-C can be optionally bundled with an O2O Marketing platform in order to enable operators to provide value-added services and exploit additional monetization opportunities.

We have successfully deployed carrier Wi-Fi solution since 2013. In 2016 we added support of the newest 802.11ac Wave 2 technology to our portfolio of Wireless Access Points implemented in UIA3340, UOA5340D, and other latest products. Growing demand from the India market resulted in the recent deployment of a large Carrier Wi-Fi network in two cities of India. In 2017, we have already shipped eight units of MSG2000 Wireless Access Controllers and about 10,000 Wireless Access Points for that project. We expect to see growing demand from India and other markets in 2018.

MSAN Products

MSAN offers a wide range of services over twisted pair copper and optical fiber including IPTV, High-Speed Internet Access, POTS, VoIP. UTStarcom’s iAN Multimedia Network Edge is a leading MSAN platform with accumulated over 40 million lines installed worldwide. The latest iAN platform-iAN1200 series MSAN portfolio accommodates carrier-grade broadband access, telephony and data service, and supports a range of technologies such as POTS, ADSL/ADSL2/ADSL2+, VDSL2, SHDSL(EFM) which allows service providers to serve highly interactive and bandwidth intensive applications, enabling operators to offer value added “Triple Play” and broadband business services and migration to NGN while maintaining the traditional telephony services. The MSAN B1200 product line includes high (iAN B1205F), medium (iAN B1205E) and low (iAN B1205) capacity devices acting act as a traditional TDM based DLC, IPDSLAM, Media Gateway platform integrated into a single device and supports seamless migration from V5/AN to VoIP/AG and IMS Access.

The MSAN B1200 Series products were widely deployed and expanded since 2015 to 2017, with shipments accumulating to about 1 Million ports. We expect growing shipments volumes moving forward in 2018 and beyond.

As telecom industry evolves, and new applications emerge including 5G mobile networks, IoT and others, UTStarcom is working on next generation networking platforms aimed at better addressing the needs of our existing customers, as well as attracting new customers in new markets. We are currently developing and introducing two new product lines:

Network Synchronization

The SyncRing product family was specifically designed for highly accurate time and frequency synchronization over packet switched network based on PTP (IEEE1588v2) and Synchronous Ethernet technologies. The product family includes XGM20 grand master device and XBC510 boundary clock switch centrally managed by our proven OMC-O NMS network management platform. The SyncRing solution is mainly aimed at mobile network operators due to its ability to meet the stringent synchronization accuracy requirements of LTE/LTE-A, as well as to meet lower TCO targets that are especially critical for the swiftly growing segment of small cell deployments. The SyncRing product can be deployed as a standalone solution working with the existing backhaul network infrastructure, or in combination with NG-PTN products to provide a complete comprehensive “future-proof” mobile backhaul solution. UTStarcom constantly works on further developments and improvements of this product line — not only for existing customers and applications, but also to meet complex requirements of emerging 5G mobile technology.

In 2017, the SyncRing solution was deployed in the LTE mobile network of one of the largest Mobile network operators (“MNO”) in Japan. It was one of the first commercial deployments of sync-over-packet solution on mobile networks in Japan. Total of over 900 sets of XBC510 + XGM20 have been shipped by the end of 2017.

Advanced Routing Platform

The SkyFlux routing platform addresses the needs for service agility, automation and efficiency, and designed to provide an efficient solution for 4G/5G backhaul, high-volume traffic aggregation and provider edge scenarios, data center interconnect and others. The solution is based on the paradigm of source routing. It is an excellent match for SDN-based control with centralized PCE enabling service agility and automation sought after by operators today: centralized intelligence with full network view and data analytics capabilities are seamlessly used to define optimal path at the source. On top of that, this paradigm enables powerful network programming concept turning networks into fully programmable environment, enabling easy implementation of sophisticated scenarios such as traffic engineering, services chaining and more. The SkyFlux Series of networking products will provide support of high-speed interfaces up to 100GE, high port density, small form-factor, wide range of services including L2/L3VPN and EVPN, and of course will support full set of carrier-class features: sub-50ms protection, QoS, OAM, hardware redundancy. Product release is expected in 2018.

MARKETS AND CUSTOMERS

The table below describes net sales by geographic region for the fiscal years ended December 31, 2017, 2016 and 2015.

	Years Ended December 31,
	2017	% of net Sales	2016	% of net sales	2015	% of net sales
	(in thousands, except percentages)
Net Sales by Region
China	$2,926	3%	$4,021	5%	$9,490	8%
India	$42,352	43%	$33,021	38%	$34,836	30%
Japan	$49,185	50%	$45,561	52%	$57,483	49%
Taiwan	$3,018	3%	$3,217	4%	$7,904	7%
Other	$811	1%	$692	1%	$7,390	6%
Total	$98,292	100%	$86,512	100%	$117,103	100%

Our products and services are used primarily in Asia. In 2017, 2016 and 2015, Japan was our largest market, representing 50.0%, 52.0% and 49.1% of our net sales, respectively.

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

Our customers, typically telecommunications and cable service providers, enable delivery of wireless, wire line and broadband access services including data, voice, and/or television to their subscribers. They include, but are not limited to, local, regional, national and international telecommunications carriers, including broadband, cable, Internet, wire line and wireless providers. Telecommunications and cable service providers typically require extensive proposal review, product certification, test and evaluation and network design and, in most cases, are associated with long sales cycles. Our customers’ networking requirements are influenced by numerous variables, including their size, the number and types of subscribers that they serve, the relative tele-density (the number of phone lines per 100 persons) of the geography served, their subscriber demand for IP communications and access services in the served geography. A significant portion of our net sales is derived from a Japanese customer, Softbank, which is also one of our former shareholders. In 2017, our net sales to Softbank totaled approximately $39.5 million, representing approximately 40% of our total net sales. We anticipate that our dependence on Softbank will continue for the foreseeable future. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business-We rely on a Japanese customer for a significant portion of our net sales. Any deterioration of our relationship or any interruption to our ongoing collaboration with this customer may significantly harm our business, financial condition and results of operations.” Another significant portion of our net sales is derived from an India customer, Bharat Sanchar Nigam Ltd. (“ BSNL”). In 2017, our net sales to BSNL totaled approximately $38.2 million, representing approximately 39% of our total net sales. Additionally, in 2017 year-end and 2018, we won some important projects with BSNL.

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

We believe our competitive strengths is derived from three main factors: our ability to introduce and deploy well-developed IP- based technologies and products; our reputation for providing a customer-centric business model; and our ability to solve complex problems. Our competitive disadvantages include our relatively smaller size in terms of revenues, working capital, and financial resources and headcount; our lack of historical sales to many of the largest carriers in well-established markets and our lack of consumer brand recognition in markets.

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

OPERATIONS

Sales, Marketing and Customer Support

We pursue a direct sales and marketing strategy in Japan, India, Taiwan, and South Asia, targeting sales to telecommunications operators and equipment distributors with closely associated customers. We maintain sales and customer support sites in Japan, India and Taiwan. Our customer service operations in Hangzhou and Chengdu China, serve as both a technical resources and liaisons to our product development organization.

Additionally, we maintain our Sales and Marketing presence in the United States, through our subsidiary, Virtual Gateway Labs, Inc. in Silicon Valley, to market and support our products and services in this key target market.

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

In the past we have made, and expect to continue to make, significant investments in research and development. For the years ended December 31, 2017, 2016 and 2015 our R&D expenses totaled $9.9 million, $8.5 million, and $11.3 million, respectively. The decrease in 2016 is primarily due to reduced spending in non-core business units and cost reductions resulting from streamlined operations. The increase in 2017 is primarily due to the higher headcount to strengthen the R&D team.

INTELLECTUAL PROPERTY

Our ability to compete depends in part on our proprietary technology. We rely on a combination of patent, copyrigh trademark and trade secret laws, as well as confidentiality agreements and licensing arrangements, to establish and protect our proprietary rights. In addition, we have, from time to time, chosen to abandon previously filed applications. Patents may not be issued and any patents issued may not cover the scope of the claims sought in the applications. Additionally, issued patents may be found to be invalid or unenforceable in the courts of those countries where we hold or have filed for such patents or patent applications. Our U.S. patents do not afford any intellectual property protection in China or other international jurisdictions. Additionally, patents that we hold in countries other than the United States do not afford any intellectual property protection in the United States. Please refer to the discussion of risks associated with our intellectual property in “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business-We may be unable to adequately protect against the loss or misappropriation of our intellectual property, which could substantially harm our business.”

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

REGULATIONS

Multiple government bodies are involved in regulating and administering affairs in the telecommunications and information technology industries in China, Japan and India, among which the MIIT, NDRC, SASAC and SAPPRFT play the leading roles. These government agencies have broad discretion and authority over all aspects of the telecommunications and information technology industry in China, including but not limited to, setting the telecommunications tariff structure, granting carrier licenses and frequencies, approving equipment and products, granting product licenses, approving of the form and content of transmitted data, specifying technological standards as well as appointing carrier executives, all of which may impact our ability to do business in China. See “Item 3. Key Information-D. Risk Factors-Risks Relating to Conducting Business in China.”

C.  Organizational Structure

We are a holding company incorporated in the Cayman Islands.

The following table sets forth our subsidiaries, including their country of incorporation or residence and our ownership interest in such subsidiaries.

Name	Place of Incorporation or Organization	Proportion of Ownership Interest
UTStarcom, Inc.	U.S.A	100%
UTStarcom International Products, Inc.	U.S.A	100%
Issanni Communications, Inc.	U.S.A	100%
UTStarcom Telecom Co., Ltd.	China	100%
UTStarcom Hong Kong Ltd.	Hong Kong SAR	100%
UTStarcom Japan KK	Japan	100%
UTStarcom, S.A. de C.V.	Mexico	100%
UTStarcom Ireland Limited	Ireland	100%
UTStarcom Taiwan Ltd.	Taiwan	100%
UTStarcom Network Solutions—Redes de Nova Geração Ltda.	Brazil	100%
UTStarcom India Telecom Pvt	India	100%
UTStarcom (Thailand) Limited	Thailand	100%
MyTV Corporation	Cayman Island	100%
UTStarcom (Philippines), Inc.	Philippines	100%
UTStarcom Hong Kong Investment Holding Ltd.	Hong Kong SAR	100%
Virtual Gateway Labs, Inc.	U.S.A	100%

D.  Property, Plant and Equipment

Our principal executive offices are located in Hong Kong, China. Our research and development, manufacturing and back office functions are located at our office facilities in Hangzhou, China.

In July 2016, we entered into a new non-cancellable lease agreement for our office facilities in Hangzhou, China. Under the term of this lease agreement, we have leased 14,673 square meters (approximately 0.2 million square feet) of gross floor area, through Jul 31, 2021. In addition, we lease 0.01 million square feet are properties in North America. We lease sales and customer support offices in several countries covering Japan, India, Taiwan and the United States. We believe our facilities are suitable and adequate to meet our current needs.

ITEM 4A-UNRESOLVED STAFF COMMENTS

None.

Item 5— OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Divestitures

On August 31, 2012, we completed a sale of our IPTV business to an entity founded by our former CEO. We paid a total consideration of approximately $30.0 million related to the net liabilities transferred. In connection with this transaction, we recorded a net loss of $17.5 million during 2012.

Since the economic risks and benefits of the un-assigned contracts had been transferred to the buyer of the IPTV business, we recorded a portion of the payment made to the buyer at the time of the divestiture as the deferred service cost to offset such liabilities related to those un-assigned contracts. As of December 31, 2017, we had both liabilities and deferred costs of $5.9 million related to those un-assigned contracts. We will clean up those un-assigned contracts when legal obligation is at minimal or no impact. There will be no gross profit impact to clean up those contracts.

Investments

In September 2004, we invested $2.0 million in Series A preferred stock of ImmenStar, Inc., then acquired by Cortina Systems, Inc., or Cortina in February 2007. In 2015 and 2016, through the sale of shares and proceeds received, we recognized gains of $1.6 million and $0.1 million gain which were included in Other Income.

In October 2004, we invested $3.0 million in Series D preferred convertible stock of GCT Semiconductor, Inc., or GCT, which designs, develops and markets integrated circuit products for the wireless communications industry. This investment represents approximately a 0.4% interest in GCT. This investment is accounted for using the cost method. We assess the fair value in every year-end. In 2012 and 2016, we recorded $2.1 million and $0.8 million investment impairment, respectively. As of December 31, 2016, the book value of the investment was zero.

In 2008, 2010, 2011 and 2012, we invested $0.5 million, $0.7 million, $0.7 million and $0.6 million into SBI NEO Technology, or SBI, respectively, to maintain a partnership interest of approximately 2%. We concluded that we do not have a controlling interest in SBI and account for the investment in SBI using the cost method. In 2014, 2015, and 2016, we received $0.1 million, $0.26 million and $0.7 million from SBI to reduce the SBI investment. In 2016, we recorded impairment of $0.2 million. In 2017, we received a final refund of $0.5 million and the book value of the investment was reduced to zero.

In December 2010, we invested $2.1 million into Aceland Investments Limited, or (“Aceland”). In the second quarter of 2011, we extended a shareholder loan to Aceland in the amount of $7.1 million with a maturity date of December, 31, 2015. We owned an approximately 35% interest in Aceland and accounted for the investment in Aceland using the equity method. In 2015, we recorded a $1.0 million impairment charge to the Aceland investment. In 2016, we received $6.7 million cash to offset the Aceland investment and realized a $1.0 million gain of foreign exchange. In 2017, we realized a $0.2 million loss as a result of depreciation of the US Dollar deposit. As of December 31, 2017, the book value of the investment was $2.4 million.

On August 31, 2012, we completed the sale of our IPTV business to UTStarcom Hong Kong Holdings Ltd.to our former Chief Executive Officer. On the same day, we purchased a $20.0 million Convertible Bond from UTStarcom Hong Kong Holdings Ltd. which bears interest at 6.5% per annum and matured on August 31, 2017. On April 7, 2015, we entered an agreement with UTStarcom Hong Kong Holdings Ltd. for the conversion of the $20.0 million Convertible Bond.  Pursuant to the agreement, UTStarcom Hong Kong Holdings Ltd. paid $10.0 million in cash to us as partial payment of the principal of the Convertible Bond. The remaining principal and interest of the Convertible Bond were converted to 14% of equity interest of UTStarcom Hong Kong Holdings Ltd. We used the cost method to account for this investment. During 2015, we assessed the fair value of UTStarcom Hong Kong Holdings Ltd, and concluded $6.5 million impairment charge on this investment. During 2017, we assessed the fair value of UTStarcom Hong Kong Holdings Ltd, and concluded no impairment had occurred. As of December 31, 2017, the book value of this investment was $3.5 million.

In November 2012, we invested $8.0 million in Series B Preferred Stock of AioTV Inc, (“AioTV”), representing a 44% equity interest of AioTV. The Preferred Stock was reclassified as available-for-sale security as it was not considered to be in-substance common stock due to their redemption feature. In December 2015 and October 2016, we invested in a convertible bond of $0.5 million that matured on March 28, 2017 and of $0.3 million that matured on October 7, 2017, respectively. All convertible bonds bear interest at 10.0% per annum. During 2016, we assessed the fair value of the investment, and concluded that there was a $4.3 million impairment charge on fair value relating to this investment. On May 30, 2017, we converted all the existing Preferred Shares of AioTV into common shares of AioTV, and converted $0.5 million convertible bond issued in December 2015 into common shares of AioTV. After this conversion, we deemed that we have significant influence in AioTV and intend to use equity method to account for the investment in AioTV. On the same day, we signed a “Note Purchase Agreement” with AioTV. Pursuant to the agreement, the valuation cap of AioTV was reduced to $0.16 million, and we promised to purchase a $0.8 million convertible promissory note including $0.32 million of existing convertible bond issues in October 2016. As the result, we recorded $1.3 million investment impairment in the second quarter of 2017 and invested $0.1 million and $0.38 million in the second and third quarter of 2017 in the convertible promissory note, respectively. In the third quarter of 2017, we recorded $0.1 million in losses for the common stock investment to reflect 45% our shares in AioTV losses. After the common stock was reduced to zero, we started and will continued to record 45% of shares AioTV losses against our convertible promissory note investment balance until the carrying value of the convertible promissory note investment balance is reduced to zero. In the third and fourth quarters of 2017, we recorded $0.2 million and $0.2 million respectively in losses to reflect 45% of shares AioTV losses. At 2017 year-end, we assessed the fair value of AioTV, and concluded that a $0.4 million impairment charge to this investment was necessary. As of December 31, 2017, the book value of this investment was zero.

On October 16, 2010, we invested $ 30.0 million in UiTV Media Inc., or (“UiTV”), $10.0 million of which was paid by our common shares that we had the repurchased right and $20.0 million of which was paid by cash. We recorded this transaction as an acquisition because we then owned 75% interests in UiTV and had the controlling right. The transactions closed on November 8, 2010. On April 15, 2012, we then exercised our repurchase right, which trigged deconsolidation of UiTV from our consolidated financial statements starting from June 21, 2012 because we lost the controlling right due to our ownership decreasing from 75% to 49% and we lost one seat on the board of directors. Thereafter we recorded this investment using the equity method. From December 3, 2012 to December 31, 2015, we have totally purchased $35.1 million convertible bonds that bear interest at 6.5% per annum with various maturity dates and subsequently all maturity dates were extended to December 31, 2015. In 2013 and 2014, we recorded a total of $9.6 million and $5.3 million in losses for the preferred stock investment to reflect our 49% interest in UiTV losses. After the preferred shares was reduced to zero, we start to record 100% UiTV losses against our convertible bond investment balance until the carrying value of the convertible bond investment balance was reduced to zero. Therefore, in 2014 and 2015, we recorded $3.6 million and $14.0 million, respectively, in losses to reflect 100% of UiTV losses. Additionally, at every year-end, we assess the fair value of the UiTV, and recorded impairment charges of $9.1 million, $2.4 million and $6.0 million in 2013, 2014 and 2015, respectively. The convertible bond investments balance was reduced to zero as of December 31, 2015.

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

We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectability is reasonable assured. Most of our multiple element arrangements primarily involve the sale of hardware systems, installation and training. In addition, while not separately sold, the arrangement may include extended warranties that cover product repairs, maintenance services, and software updates for the software components that are essential to the functionality of the hardware systems or equipment. For multiple-element arrangements, we allocate revenue to each unit of accounting based on an estimated selling price at the arrangement inception. The estimated selling price for each element is based upon the following hierarchy:

i)                                         Vendor-specific objective evidence (“VSOE”) of selling price, if available,

ii)                                      Third-party evidence (“TPE”) of selling price, if VSOE of selling price is not available, or

iii)                                   Best estimate of selling price (“BESP”), if neither VSOE of selling price nor TPE of selling price are available.

We establish VSOE of selling price using the price charged for a deliverable when sold separately. When we are unable to establish selling price using VSOE, we use BESP in the allocation of arrangement consideration.

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

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606).” (“ASU 2014-09”). The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 supersedes most existing US GAAP on revenue recognition and eliminate industry-specific guidance. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of Effective Date (“ASU 2015-14”), which defers the effective date of ASU 2014-09 to January 1, 2018 for the Company. The early adoption is permitted. The Company expects to adopt ASU 2014-09 utilizing the modified retrospective method in the first quarter of 2018.

We have completed a detailed review of revenue contracts representative of our business segments and their revenue streams as of the adoption date. The Company is on schedule in establishing new accounting policies, implementing systems and processes (including more extensive use of estimates), and internal controls necessary to support the requirements of the new standard. Upon adoption, the Company expects a material impact to the opening balance sheet as of January 1, 2018, related to the cumulative effect of adopting the standard, primarily as a result of the item discussed below:

Some of our contracts included final acceptance provisions or other price variability that precluded revenue recognition under Topic 605 due to the requirement that the revenue amount must be fixed or determinable. Topic 606 requires us to estimate and account for variable consideration as a reduction of the transaction price separately and not part of the revenue recognition consideration. This changes resulted in a $7.4 million cumulative increase which is the combination of our unearned revenue $14.4 million and related deferred cost $7.0 million to our retained earnings as of January 1, 2018.

Operating Leases

We lease office space under operating lease agreements with an initial lease term up to five years. Rental expense is recognized from the date of initial possession of the leased property on a straight-line basis over the term of the lease.

Restructuring Liabilities, Litigation and Other Contingencies

We account for our restructuring plans using the guidance provided in ASC 420 “Exit or Disposal Cost Obligations “ and ASC 712 “ Compensation-Nonretirement Postemployment Benefits “. We account for litigation and contingencies in accordance with ASC 450, “ Contingencies “, which requires that we record an estimated loss from a loss contingency when information available prior to issuance of our financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of loss can be reasonably estimated.

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

Investments

Our investments consist principally of bank notes, debt and equity securities classified as available for sale and cost and equity investment in privately held companies. The investments in equity securities of privately held companies in which we hold less than 20% voting interest and on which we do not have the ability to exercise significant influence are accounted for under ASC 325, “ Investments-Other “ using the cost method. Under the cost method, these investments are carried at cost minus impairment. The investments in equity securities of privately held companies in which we hold at least 20% but less than 50% voting interests, and on which we have the ability to exercise significant influence are accounted for under ASC 323, “ Investments-Equity Method and Joint Ventures “ using the equity method. Investments in debt securities that are classified as available for sale are measured at fair value on the balance sheets under ASC 320, “ Investments-Debt and Equity Securities “. Unrealized holding gains and losses for available-for-sale securities (including those classified as current assets) will be excluded from earnings and reported in other comprehensive income until realized except as indicated in the following paragraph.

We recognize an impairment charge when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. In making this determination, we review several factors to determine whether the losses are other-than-temporary, including but not limited to: (i) the length of time the investment was in an unrealized loss position, (ii) the extent to which fair value was less than cost, (iii) the financial condition and near term prospects of the issuer, and (iv) our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value. The determination of fair value of the investment involves considering factors such as current economic and market conditions, the operating performance of the companies including current earnings trends and forecasted cash flows, and other company and industry specific information. Investment impairments recorded as other-than-temporary were $1.7 million, $5.3 million, and $16.3 million, for the years ended December 31, 2017, 2016 and 2015, respectively.

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

Our reporting segments are as follows:

•                             Equipment-Focused on our equipment sales including network infrastructure and application products. Network infrastructure products mainly include broadband products. Network application products mainly include Wireless infrastructure technologies.

•                             Services-Providing services and support for our equipment products and also the new operational support segment.

Net Sales

	Years Ended December 31,
Sales by Segment	2017	% of net sales	2016	% of net sales	2015	% of net sales
	(in thousands, except percentages)
Equipment	$77,283	79%	$61,735	71%	$87,361	75%
Services	21,009	21%	24,777	29%	29,742	25%
Total	$98,292	100%	$86,512	100%	$117,103	100%
Net Sales by Region
China	$2,926	3%	$4,021	5%	$9,490	8%
India	42,352	43%	33,021	38%	34,836	30%
Japan	49,185	50%	45,561	52%	57,483	49%
Taiwan	3,018	3%	3,217	4%	7,904	7%
Other	811	1%	692	1%	7,390	6%
Total	$98,292	100%	$86,512	100%	$117,103	100%

Fiscal 2017 vs. 2016

Net sales increased by 13.6% to $98.3 million for 2017 compared to $86.5 million for 2016.

Sales from equipment were $77.3 million for 2017, an increase of $15.5 million compared to $61.7 million for 2016. The increase was mainly due to the increased sales quantities of the 100G PTN products in Japan region and Third Party Sales (“TPS”) in India.

Sales from services were $21.0 million for 2017, a decrease of $3.8 million compared to $24.8 million for 2016. The decrease primarily attributable to higher one-time India services revenue attained in 2016.

Fiscal 2016 vs. 2015

Net sales decreased by 26.1% to $86.5 million for 2016 compared to $117.1 million for 2015.

Sales from equipment were $61.7 million for 2016, a decrease of $25.6 million compared to $87.4 million for 2015. The decrease was mainly due to (i) a decrease of $7.7 million in the legacy Gigabit Ethernet Passive Optical Network (“GEPON revenue and MSAN products (ii) a strategic reduction in lower margin value-added TPS sales by more than $12.1 million, which was partially offset by a PTN sales increase of $6.3 million; and (iii) the one-time recognition of $11.6 million from the India DoT in 2015.

Sales from services were $24.8 million for 2016, a decrease of $4.9 million compared to $29.7 million for 2015, primarily due to the expiration of a Japan service contract for a discontinued product line.

Cost of Sales

	Years Ended December 31,
Cost of Sales by Segment	2017	% of net sales	2016	% of net sales	2015	% of net sales
	(in thousands, except percentages)
Equipment	$50,636	66%	$41,472	67%	$65,891	75%
Services	14,510	69%	16,684	67%	23,344	78%
Total	$65,146	66%	$58,156	67%	$89,235	76%

Cost of sales consists primarily of material and labor costs associated with manufacturing, assembly and testing of products, costs associated with installation and customer training, warranty costs, fees to agents, inventory and contract loss provisions and overhead. Cost of sales also includes import taxes and tariffs on components and assemblies.

Fiscal 2017 vs. 2016

Cost of sales was $65.1 million, or 66.3% of net sales for 2017 compared to $58.2 million, or 67.2% of net sales, for 2016.

Cost of sales from equipment was $50.6 million, or 66% of net sales, for 2017, compared to $41.5 million, or 67% of net sales for 2016. The cost of sales percentage between 2017 and 2016 mixed by regions are essentially flat.

Cost of sales from services were $14.5 million, or 69% of net sales, for 2017, compared to $16.7 million, 67% of net sales for 2016.

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

Cost of sales from services were $16.7 million, or 67% of net sales, for 2016, compared to $23.3 million, 78% of net sales for 2015. The decrease in cost of sales primarily due to (i) revenue decreased by the expiration of a Japan service contract for a discontinued product line; (ii) higher service margin on new India annual maintenance contract.

Gross Profit

	Years Ended December 31,
Gross profit by Segment	2017	Gross Profit %	2016	Gross Profit %	2015	Gross Profit %
	(in thousands, except percentages)
Equipment	$26,647	34%	$20,263	33%	$21,470	25%
Services	6,499	31%	8,093	33%	6,398	22%
Total	$33,146	34%	$28,356	33%	$27,868	24%

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

Fiscal 2017 vs. 2016

Gross profit was $33.1 million, or 33.7% of net sales, for 2017, compared to $28.4 million, or 32.8% of net sales, for 2016.

The equipment incurred a gross profit of $26.6 million, with a gross profit margin of 34%, for 2017, compared to a gross profit of $20.3 million, with a gross profit margin of 33%, for 2016. The gross margin between 2017 and 2016 remained flat.

The service incurred a gross profit of $6.5 million, or 31% of net sales of Services for 2017, compared to gross profit of $8.1 million, or 33%, for 2016. The slight decrease was primarily due to service product mix.

Fiscal 2016 vs. 2015

Gross profit was $28.4 million, or 32.8% of net sales, for 2016, compared to $27.9 million, or 23.8% of net sales, for 2015.

The equipment incurred a gross profit of $20.3 million, with a gross profit margin of 33%, for 2016, compared to a gross profit of $21.5 million, with a gross profit margin of 25%, for 2015. The increase in gross margin was primarily caused by the favorable mix of relatively high proportion of high margin PTN products sales.

The service incurred a gross profit of $8.1 million, or 33% of net sales of Services for 2016, compared to gross profit of $6.4 million, or 22%, for 2015. The increase in gross profit was primarily caused by a higher margin 3-year annual maintenance contract in India.

Operating Expenses

The following table summarizes our operating expenses:

	Years Ended December 31,
	2017	% of net sales	2016	% of net sales	2015	% of net sales
	(in thousands, except percentages)
Selling, general and administrative	$16,777	17%	$18,146	21%	$21,515	18%
Research and development	9,853	10%	8,502	10%	11,342	10%
Total operating expenses	$26,630	27%	$26,648	31%	$32,857	28%

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

SELLING, GENERAL AND ADMINISTRATIVE

Fiscal 2017 vs. 2016

SG&A expenses were $16.8 million for 2017, a decrease of 7.5%, or $1.4 million, as compared to $18.1 million for 2016. The decrease was mainly due to the one-time reclassification of VGL expense and accelerated stock based compensation cost for resigned executives in 2016. This was partially offset by an increase in professional fee caused by the privatization which has been abandoned in October 2017 and the auditor change in 2017.

Fiscal 2016 vs. 2015

SG&A expenses were $18.1million for 2016, a decrease of 15.7%, or $3.4 million, as compared to $21.5 million for 2015. The decrease was primarily due to a decreases in personnel and facility expenses.

RESEARCH AND DEVELOPMENT

Fiscal 2017 vs. 2016

R&D expenses were $9.9 million in 2017, an increase of 15.9%, or $1.4 million, compared to $8.5 million in 2016. The increase was due to higher headcount to strengthen the research and development team.

Fiscal 2016 vs. 2015

R&D expenses were $8.5 million in 2016, a decrease of 25.0%, or $2.8 million, compared to $11.3 million in 2015. The decrease was due to reductions in personnel and savings on occupancy.

STOCK-BASED COMPENSATION EXPENSE

The following table summarizes the stock-based compensation expense in our consolidated statement of operations:

	Years Ended December 31,
	2017	2016	2015
	(in thousands)
Cost of net sales	$12	$1	$40
Selling, general and administrative	793	1,392	2,193
Research and development	61	114	44
Total	$866	$2,238	$1,546

As of December 31, 2017, there was approximately $0.8 million of total unrecognized compensation cost, as measured, related to unvested stock options and restricted stock and restricted stock units. This cost is expected to be recognized over a weighted-average period of 1.23 years.

Fiscal 2017 vs. 2016

Stock-based compensation expense was $0.9 million in 2017, decreasing 61%, or $1.4 million, compared to $2.2 million in 2016. The decrease was primarily due to the reversal of expenses related to our former CFO as a result of his resignation in 2017 and additional expenses incurred in 2016 due to the accelerated vesting of awards for our former CEO as part of his severance payment package.

Fiscal 2016 vs. 2015

Stock-based compensation expense was $2.2 million in 2016, increasing 45%, or $0.7 million, compared to $1.5 million in 2015, primarily due to the additional expenses incurred in 2016 due to the accelerated vesting of awards for our former CEO as part of his severance payment package.

OTHER INCOME (EXPENSE)

INTEREST INCOME

Fiscal 2017 vs. 2016

Interest income was $1.2 million and $0.9 million for 2017 and 2016, respectively. The increase in interest income for 2017 was a result of the increase in India term deposits.

Fiscal 2016 vs. 2015

Interest income was $0.9 million and $0.6 million for 2016 and 2015, respectively. The change in interest income for 2016 was a result of the increase in India term deposits.

INTEREST EXPENSE

Fiscal 2017 vs. 2016

Interest expense was $0.1 million and $0.1 million for 2017 and 2016, respectively. The change in interest expenses for 2017 as compared to 2016 was immaterial.

Fiscal 2016 vs. 2015

Interest expense was $0.1 million and $0.1 million for 2016 and 2015, respectively. The change in interest expenses for 2016 as compared to 2015 was immaterial.

OTHER INCOME (EXPENSE), NET

Fiscal 2017

Other income, net was $3.0 million for 2017. Other income, net for 2017 primarily consisted of a $0.6 million gain on foreign exchange and a $1.7 million gain from cumulative translation adjustment that was recognized as a part of the liquidation of an entity.

Fiscal 2016

Other income, net was $2.7 million for 2016. Other income, net for 2016 primarily consisted of a $1.5 million gain on foreign exchange and $0.8 million tax reserve reversal, and $0.1 million realized gain from the Cortina investment.

Fiscal 2015

Other income, net was $3.5 million for 2015. Other income, net for 2015 primarily consisted of $2.8 million of ESA loan impairment reversal, $1.1 million of interest income from the EAS loan, and $1.5 million of realized investment gain from Cortina, partially offset by $2.3 million of impairment of loan to UiTV.

INVESTMENT IMPAIRMENT

Fiscal 2017

Investment impairment for 2017 was $1.7 million, decreasing 68.3%, or $5.3 million compared to 2016. Investment impairment for 2017 relates to the investment on AioTV. Please see Note 6 to our Consolidated Financial Statements included under Part III, Item 18 of this Annual Report on Form 20-F.

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

Fiscal 2015

Investment impairment for 2015 was $16.3 million. Investment impairment for 2015 reflects the $2.8 million impairment on investment on AioTV, $6.0 million impairment on UiTV convertible bonds, $6.5 million impairment on UTStarcom Hong Kong Holdings Ltd, and $1.0 million impairment on Aceland. Please see Note 6 to our Consolidated Financial Statements included under Part III, Item 18 of this Annual Report on Form 20-F.

EQUITY GAIN (LOSS)

Fiscal 2017

Equity losses were $0.7 million in 2017.

We held a 35% interest in Aceland and 45% interests in AioTV. We use the equity method to account for these two investments. In 2017, we picked up $0.2 million loss from our investment in Aceland and a $0.5 million loss from our investment in AioTV.

Fiscal 2016

Equity gains from Aceland were $1.0 million in 2016.

We held a 35% interest in Aceland and use the equity method to account for this investment. In 2016, we picked up a $1.0 million realized gain on foreign exchange in Aceland.

Fiscal 2015

Equity losses from UiTV were $14.0 million for 2015 which related to the impairment charge of our investment in UiTV Media in 2015. As a result the convertible bond investment balance was reduced to zero as of December 31, 2015.

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

For a full reconciliation of our effective tax rate to the U.S. federal statutory rate of 35% and further explanation of our provision for taxes, see Note 10 to our Consolidated Financial Statements included under Part III, Item 18, which is incorporated herein by reference.

Fiscal 2017 vs. 2016

Income tax expenses was $1.3 million in 2017, increasing $0.5 million, from $0.8 million of income tax expense in 2016. The increase in income tax expense in 2017 compared with 2016 was primarily due to there was $2.5 million of transfer pricing reserves being released in 2016. Our effective tax rate was 15.3% in 2017, compared to 85.6% in 2016, primarily due to the fluctuations of income before income taxes between the years.

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

Net Income (Loss) Attributable to UTStarcom Holdings Corp.

As a result of the foregoing, net income attributable to UTStarcom Holdings Corp. was $7.0 million and $0.3 million and net loss of $27.2 million in 2017, 2016 and 2015, respectively.

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

B.                                    Liquidity and Capital Resources

The following table sets forth a summary of our cash and cash equivalent and bank note balances as of the dates indicated.

	December 31, 2017	December 31, 2016	Change
	(in thousands)
Cash and cash equivalents	$79,749	$83,922	$(4,173)
Total	$79,749	$83,922	$(4,173)

The following table sets forth a summary of our cash flows for the periods indicated:

	Years Ended December 31,
	2017	2016	2015
	(in thousands)
Cash provided by (used in) operating activities	$3,838	$5,732	$(11,636)
Cash provided by(used in) investing activities	(10,096)	7,263	17,424
Cash used in financing activities	(27)	(4,400)	(3,656)
Effect of exchange rate changes on cash and cash equivalents	2,112	(1,723)	(2,906)
Net increase (decrease) in cash and cash equivalents	$(4,173)	$6,872	$(774)

Cash and cash equivalents, consisting primarily of bank deposits and money market funds, are recorded at cost which approximates fair value because of the short-term nature of these instruments. As of December 31, 2017, cash and cash equivalents of approximately $7.9 million, $27.0 million and $36.9 million were held by our subsidiaries in China, Japan and the U.S., respectively.

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

2017 Cash Flows

Net cash provided by operating activities during 2017 was $3.8 million. During the year ended December 31, 2017, our operating activities were significantly affected by the following:

•                                       Net income of $7.0 million adjusted by non-cash income items, mainly including $1.4 million in tax provision reversals, $1.7 million in cumulative translation adjustment release for a liquidation entity, $1.1 million in changes in deferred income taxes, partially offset by non-cash charges, including $0.6 million of depreciation, $1.7 million of investment impairment, $0.9 million in share based compensation, $0.7 million in equity losses from associates.

•                                          Changes in operating assets and liabilities used net cash of $2.8 million. The cash inflow included $1.4 million from account receivable, $1.2 million from inventory and deferred cost, $5.2 million from account payable, $7.1 million from other liabilities, offset by the cash outflow of $7.3 million from prepaids and other assets, $7.2 million from customer advances and $3.2 million from deferred revenue.

Net cash used in investing activities during 2017 was $10.1 million, including cash outflows of $6.2 million of changes in restricted cash, $3.2 million to purchase short-term investments, $0.4 million to purchase investment interests and $0.7 million of purchasing of property, plant and equipment, partially offset by the cash inflow of $0.5 million from proceeds from sale of investment interests.

Net cash used in financing activities during 2017 was $0.1 million, consisted of $0.1 million for repurchases of ordinary shares and $0.1 million from proceeds from exercise of stock options. See Note 8 to our Consolidated Financial Statements included under Part III, Item 18 of this Annual Report on Form 20-F for additional discussion.

2016 Cash Flows

Net cash provided by operating activities during 2016 was $5.7 million. During the year ended December 31, 2016, our operating activities were significantly affected by the following:

•                                       Net income of $0.1 million adjusted by non-cash income items, mainly including $3.3 million in tax provision reversals, , $0.1 million in short-term investment gain, $1.0 million in equity income from associates, partially offset by non-cash charges, including $1.2 million of depreciation, $5.3 million of investment impairment, $2.2 million in share based compensation, $1.6 million provision for doubtful accounts receivable and $0.8 million of changes in deferred income tax benefit.

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

2015 Cash Flows

Net cash used in operating activities during 2015 was $11.6 million. During the year ended December 31, 2015, our operating activities were significantly affected by the following:

•                                       Net loss of $27.2 million adjusted by non-cash income items, including $7.7 million in tax provision reversals, $1.5 million in gain on sale of short-term investment, and $0.5 million in impairment charge reversals, partially offset by non-cash charges, including $2.2 million of depreciation, $0.2 million of loss on disposal of assets, $14.0 million of loss from equity investment, $16.3 million of investment impairment,$1.5 million in stock based compensation and $1.0 million of changes in deferred income tax expenses.

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

Accounts Receivable, Net

Accounts Receivable decreased by $1.4 million to $16.9 million as of December 31, 2017 from $18.3 million as of December 31, 2016. As of December 31, 2017, our allowance for doubtful accounts was $2.4 million on gross receivable of $19.3 million. There were $nil and $3.8 million account receivable write-offs in 2017 and 2016, respectively.

Inventories and Deferred Costs

The following table summarizes our inventories and deferred costs:

	December 31, 2017	December 31, 2016	Increase/ (Decrease)
	(in thousands)
Inventories:
Raw materials	$3,610	$3,821	$(211)
Work in process	2,674	3,362	(688)
Finished goods	10,855	15,394	(4,539)
Total inventories	$17,139	$22,577	$(5,438)
Short-term deferred costs	$23,545	$19,319	$(110)
Long-term deferred costs	$277	$276	$1

Inventories consist of product held at our manufacturing facility and warehouses, as well as finished goods at customer sites for which the customer has taken possession, but based on specific contractual terms, title has not yet passed to the customer. Finished goods at customer sites were approximately $10.6 million and $14.5 million as of December 31, 2017 and 2016, respectively.

There were no significant inventory write-downs in 2017, 2016 and 2015.

Deferred costs consist of products shipped to the customer, but for which revenue has not yet been recognized due to revenue recognition criteria not being fully met. Given that there is uncertainty about customer acceptance until the customer completes its internal testing and procedures, we wait until the issuance of the final acceptance certificate to support its assertion of contract fulfillments. For significant customer contracts involving larger and complex projects where there is on-site testing at multiple locations and the taking over of product warranty and product title occurs after the acceptance of the products and services, acceptance is substantive to the transaction. For certain significant legacy contracts that required us to provide post-contract customer support over a long period of time (for example, seven years) for which we have been unable to establish vendor specific objective of fair value upon delivery of all elements except for post-contract support, we amortize the deferred revenue and related deferred costs of goods sold over the post-contract support period. We assess the recoverability of the deferred cost based on the project status of executed contracts that are in-progress and also their future collectability. Any unrecoverable deferred cost will be written down to the net realizable value in the period when it was determined or justified to be unrecoverable. As customers were unwilling to have customer contracts assigned to the buyer, we are still the primary obligor for most of the contracts. Therefore, we were not able to derecognize the related liabilities of those un-assigned contracts. Since all of the economic risks and benefits of the un-assigned contracts had been transferred to the buyer of the IPTV equipment business, we have recorded a portion of the payment made to the buyer at the time of the divestiture as the deferred cost to offset the remaining liabilities related to those un-assigned contracts. As of December 31, 2017, we had both liabilities and deferred costs of $5.9 million related to those un-assigned contracts.

LIQUIDITY

We recorded net income attributable to UTStarcom Holdings Corp. of $7.0 million and operating income of $6.5 million for the year ended December 31, 2017. We recorded a net income attributable to UTStarcom Holdings Corp. of $0.3 million and an operating income of $1.7 million for the year ended December 31, 2016. Our accumulated deficit decreased from $1,233.2 million as of December 31, 2016 to $1,226.2 million as of December 31, 2017.

Net cash used in operating activities was $3.8 million in 2017, and net cash provided by operating activities were $5.7 million in 2016, respectively. As of December 31, 2017, we had cash and cash equivalents of $79.7 million, of which $7.9 million was held by our subsidiaries in China. The amount of cash available for transfer from the PRC subsidiaries for use by our non-PRC subsidiaries is limited both by the liquidity needs of the subsidiaries in China and by PRC-government mandated limitations including currency exchange controls on transfers of funds outside of China.

Our operating expenses have decreased year over year from 2015 to 2017. Our management believes that the continuing efforts to stream-line our operations will enable our fixed cost base to be better aligned with operations, market demand and projected sales level. If projected sales do not materialize, we will need to take further actions to reduce costs and expenses or explore other cost reduction options. Our management believes that both our PRC and non-PRC operations will have enough liquidity to finance working capital and capital expenditure needs for more than of 12 months subsequent to the date financial statement is issued. However, we have concentrated our business in Asia, particularly Japan, India and China. Any unforeseen prolonged economic and/or political risk in these markets could impact our customers in making their respective investment decisions and could have a material impact on the foregoing assessment. There can be no assurance that additional financing, if required, will be available on terms satisfactory to us or at all, and if funds are raised in the future through issuance of preference shares or debt, these securities could have rights, privileges or preference senior to those of our ordinary shares and newly issued debt could contain debt covenants that impose restrictions on our operations. Further, any sale of newly issued debt or equity securities could result in additional dilution to our current shareholders.

C.                                   Research and Development, Patents and Licenses

We believe that an integral part of our future success will depend on our ability to develop and enhance our services. Our product development efforts and strategies consist of incorporating new technologies from third parties as well as continuing to develop our own proprietary technology.

We have utilized and will continue to utilize the products and services of third parties to enhance our platform of technologies and services to provide competitive and diverse IP-based network solutions to our users. In addition, we plan to continue to expand our technologies, products and services through products and services developed internally. We will seek to continually improve and enhance our existing services to respond to rapidly evolving competitive and technological conditions. For the years ended December 31, 2017, 2016, and 2015, we spent $9.9 million, $8.5 million, and $11.3 million, respectively, on R&D activities. R&D expenses are expensed as incurred.

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

E.                                    Off-Balance Sheet Commitments and Arrangements

As of and during the year ended December 31, 2017, we had no off balance sheet arrangements.

F.                                     Contractual Obligations and Other Commercial Commitments

The following table summarizes our significant contractual obligations as of December 31, 2017:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Operating leases	$4,676	1,575	3,101	—	—
Letters of credit	20,938	12,099	6,015	2,613	211
Purchase commitments	106,324	97,514	3,712	5,098	—
Total	$131,938	111,188	12,828	7,711	211

Operating leases

We lease certain facilities under non-cancelable operating leases that expire at various dates in 2018 and 2019. In March 2011, we entered into the lease for a R&D and administrative office in Hangzhou, China. The lease became effective on March 7, 2011 and expired in July 2016. In April 2013, we gave up a portion of this leased space and negotiated an early termination to the contract with respect to that portion, and paid $0.1 million in early termination penalties. During 2014, we also gave up a portion of the lease due to its vacancy through the contractual early termination process and $0.1 million was incurred and paid as the penalty. In July 2016, we entered into a new non-cancellable lease agreement for our office facilities in Hangzhou, China. The lease contract will be expired on July 31, 2021.

Letters of credit

We issue standby letters of credit primarily to support international sales activities outside of China and in support of purchase commitments. When we submit a bid for a sale, often the potential customer will require that we issue a bid bond or a standby letter of credit to demonstrate our commitment through the bid process. In addition, we may be required to issue standby letters of credit as guarantees for advance customer payments upon contract signing or performance guarantees. The standby letters of credit usually expire six to twelve months from date of issuance without being drawn by the beneficiary thereof. As of December 31, 2017, our outstanding letters of credit approximated $20.9 million. These balances are included in the balance of Short-term restricted cash and Long-term restricted cash.

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

Uncertain tax positions

As of December 31, 2017, we had $18.7 million of gross unrecognized tax benefits, of which $2.0 million related to tax benefits that, if recognized, would impact the annual effective tax rate. The remaining $16.7 million gross unrecognized tax benefits, if recognized, would impact certain deferred tax assets.

India Department of Telecommunication Security and Supply Chain Standards

India’s Department of Telecommunications (“DOT”) requires equipment manufacturers to meet certain security and supply chain standards to the satisfaction of Indian authorities. The Company entered into these separate general security agreements with several customers in India which establish detailed security and supply chain standards covering products supplied to these telecommunication customers as required by the Indian authorities. At the beginning of signing agreement in 2010, we assumed we had unlimited penalty uncertainty and no revenue was recognized for any orders associated with the DOT agreement.

In 2015, the Company reassessed the revenue recognition on these agreements and concluded the likelihood of DOT non-compliance was low. This assessment is based on several factors, including 1) decreasing activities under these customer contracts; 2) no reports or findings of any spyware or malware in the equipment supplied by the Company in the past 5 year period, which is approximately the estimated useful life of such kind of equipment; and 3) quality assurance reports about the reliability of our equipment. As a result of this assessment, the Company considered it appropriate to recognize the related revenue. In 2015, the Company recognized $11.8 million revenue with $5.4 million cost of goods, which included equipment revenue $5.6 million with $5.4 million cost of goods and equipment based service revenue of $6.2 million with $0.01 million of cost of goods.

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

ITEM 6-DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The following table sets forth information about our directors and executive officers as of the date of this annual report. The business address of all of our directors and executive officers is Level 6, 28 Hennessy Road, Admiralty, Hong Kong.

Name	Age	Position
Tim Ti	53	Chief Executive Officer and Board Director
Zhaochen Huang	55	Chief Operating Officer
Eric Lam	68	Vice President, Finance
Steven Chen	45	Senior Vice President, Product Development
Himanshu Shah	52	Chairman of Board of Directors
Wendong Zhang	41	Independent Director
Hong Liang Lu	64	Independent Director
Sean Shao	61	Independent Director

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

Wendong Zhang has served as the director since November, 2017. Ms. Zhang received an MBA degree from the Graduate University of Chinese Academy of Sciences. She earned a Bachelor degree in Economics at Minzu University of China. Ms. Zhang is experienced in the areas of investment and financial management, strategic management and organization restructuring.  Since 2015, she has been the assistant to the general manager of Beijing E-town International Investment & Development Co., Ltd., as well as to the leaders of its subsidiaries. Before that, she had various management roles at Beijing E-town, Orient Cultural Asset Management Co., Ltd. and Sheng Andi Investment Management Consulting Co., Ltd.

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

Sean Shao currently serves as (i) independent director and chairman of the audit committee of: 21Vianet Group, Inc., a carrier-neutral internet data center services provider listed on NASDAQ since August 2015; Jumei International Holding Ltd., an e-commerce company listed on NYSE since May 2014; LightInTheBox Holdings Co. Ltd., an e-commerce company listed on NYSE since June 2013 and UTStarcom Holdings Corp., a provider of broadband equipment and solutions listed on NASDAQ since October 2012, and (ii) independent director and chairman of the audit and compensation committees of China Biologic Products, Inc., a biopharmaceutical company listed on NASDAQ since July 2008. He served as the chief financial officer and a Board member of Trina Solar Limited from 2006 to 2008 and from 2015 to 2017, respectively. In addition, Mr. Shao served from 2004 to 2006 as the chief financial officer of ChinaEdu Corporation, an educational service provider, and of Watchdata Technologies Ltd., a Chinese security software company. Prior to that, Mr. Shao worked at Deloitte Touche Tohmatsu CPA Ltd. for approximately a decade. Mr. Shao received his master’s degree in health care administration from the University of California at Los Angeles in 1988 and his bachelor’s degree in art from East China Normal University in 1982. Mr. Shao is a member of the American Institute of Certified Public Accountants.

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

B.           Compensation

Compensation of Directors and Executive Officers

In 2017, we paid an aggregate of $1,796,374 in cash compensation and granted 46,473 restricted shares under our 2017 Plan to our directors and executive officers. In 2016, we paid an aggregate of $1,138,164 in cash compensation and granted 1,034,806 restricted shares under our 2006 Plan to our directors and executive officers.

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

As of December 31, 2017, 1,165,623 shares underlying options and restricted stock awards and units were outstanding under the 2017 Plan. The 2006 Equity incentive plan expired on December 31, 2016, 1,546,927 ordinary shares available for grant under this plan were transferred to the 2017 equity incentive plan.

The following table summarizes significant ranges of outstanding and exercisable stock options as of December 31, 2017:

			Weighted
		Number of shares	Average	Weighted	Number of shares	Weighted
Range of		Outstanding	Remaining	Average	Exercisable	Average
Exercise Prices		as of 12/31/2017	Contractual Term	Exercise Price	as of 12/31/2017	Exercise Price
$2.24	$2.24	241,600	5.08	$2.24	41,650	$2.24
$4.17	$4.17	2,721	0.67	$4.17	2,721	$4.17
$2.24	$4.17	244,321	5.03	$2.26	44,371	$2.36

As of December 31, 2017, we had total unvested restricted stock awards of approximately 0.9 million shares, with a weighted average grant date fair value of $1.96.

C.           Board Practices

Our board of directors currently consists of five directors. We believe that most of the non-executive members of our board of directors are an “independent directors” as that term is used in the NASDAQ corporate governance rules.

No shareholder has the contractual right to designate persons to be elected to our board of directors except BEIID. In accordance with the Stockholders Rights Agreement we entered into as of February 1, 2010 with BEIID, Ms. Wendong Zhang has been appointed to our Board as the nominee of BEIID and as a Class II Director to serve on each committee of our board of directors. Notwithstanding the forgoing, our amended and restated memorandum and articles of association provide that directors will be elected upon a resolution passed at a duly convened shareholders meeting by holders of a majority of our outstanding shares being entitled to vote in person or by proxy at such meeting, to hold office until the expiration of their respective terms. There is no minimum shareholding or age limit requirement for qualification to serve as a member of our board of directors.

We have a staggered board that is divided into three classes, designated as Class I, consisting of two directors, Class II, consisting of one director, and Class III, consisting of two directors, with no more than one class eligible for reelection at any annual shareholder meeting, or AGM. The terms of our Class I and Class II directors and Class III will expire on the date of our next AGM. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control. For information regarding when each of our current directors became a member of our board of directors, please see “Item 6. Directors, Senior Management and Employees-A. Directors and Senior Management.”

Board Committees and Related Functions

The principal standing committees of the board of directors are the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. We have adopted a charter for each of these committees. Each committee’s members and functions are described below.

Audit Committee

Our Audit Committee consists of Sean Shao, Hong Liang Lu and Wendong Zhang, each of whom meets the independence standards of NASDAQ and the SEC. Sean Shao is the Chairman of our Audit Committee. Members of our Audit Committee meet the criteria for “independence” set forth in rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended, and the listing standards of the NASDAQ Stock Market; have not participated in the preparation of the consolidated financial statements of UTStarcom or any of its current subsidiaries at any time during the past three years; and are able to read and understand fundamental financial statements, including a company’s balance sheets, income statements, statement of shareholder’s equity and statements of cash flow. Mr. Shao has been determined by the board of directors to qualify as an “audit committee financial expert” under applicable SEC and NASDAQ rules. The Audit Committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The Audit Committee, among other duties and responsibilities:

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

Compensation Committee

Our Compensation Committee consists of Hong Liang Lu, Wendong Zhang, Hong Liang Lu and Sean Shao. Hong Liang Lu is the Chairman of our Compensation Committee. The Compensation Committee, among other duties and responsibilities:

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

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee consists of Hong Liang Lu, Wendong Zhang and Sean Shao, each of whom meets the independence standards of NASDAQ and the SEC. Hong Liang Lu is the Chairman of our Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee’s responsibilities include the selection of director nominees for the Board and the development and annual review of our governance principles. The Nominating and Corporate Governance Committee, among other duties and responsibilities:

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

D.           Employees

As of December 31, 2017, we had approximately 481 full-time employees worldwide. From time to time, we also employ part-time employees and hire contractors. Our employees are not represented by any collective bargaining agreement and we have never experienced a work stoppage. We believe that we have good employee relations. During the past two years, we adopted a series of restructuring initiatives targeted at returning us to profitability, as a result of which, we reduced our headcount from 442 in 2015 to 438 in 2016. However, during 2017, the headcount was increased to 481, which was mainly due to investment in business development.

The following table sets forth information regarding our staff as of December 31, 2017:

Manufacturing and supply chain	174
Research and development	162
Marketing, sales and support	98
Administration and other support	47
Total	481

E.           Share Ownership

The following table sets forth certain information with respect to beneficial ownership of our ordinary shares as of March 31, 2018 by:

•     Each current director;

•     Each current executive officer;

•     All of our current directors and executive officers as a group; and

•     Each person who is known to us to beneficially own more than 5% of our ordinary shares.

The percentage of shares beneficially owned and votes held by each listed person is based upon 35,893,421 ordinary shares outstanding as of March 31, 2018 together with options that are exercisable within 60 days from March 31, 2018 and shares issuable upon vesting of restricted shares within 60 days from March 31, 2018 for each shareholder. Beneficial ownership is determined in accordance with the rules of the SEC.

Name and Address of Beneficial Owner(1)	Shares Beneficially Owned (2)	Percent of Total Outstanding (2)
Directors and Executive Officers
Tim Ti	*	*
Zhaocheng Huang	*	*
Eric Lam	*	*
Xiaofeng Chen	*	*
Wendong Zhang	—	—
Hong Liang Lu(3)	1,180,164	3.3%
Sean Shao	*	*
Himanshu Shah(4)	7,550,000	21.0%
All current directors and executive officers as a group	9,622,815	26.8%
Principal Shareholders
Entities affiliated with Himanshu Shah and Shah Capital Management(4)	7,550,000	21.0%
The Smart Soho International Limited	5,000,000	13.9%
E-Town International Holding (Hong Kong) Co. Limited(5)	3,787,878	10.6%
Tonghao (Cayman) Limited	3,500,000	9.8%
Talent Transmission, Ltd.	2,718,758	7.6%

* Less than 1%

(1)      Unless otherwise indicated, the address for all beneficial owners is c/o 4th Floor, South Wing, 368 Liuhe Road, Binjiang District, Hangzhou, P.R. China.

(2)       The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of March 31, 2018. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. Shares subject to options which are exercisable within 60 days of March 31, 2018 and shares underlying restricted share units that will vest within 60 days of March 31, 2018 are deemed to be outstanding and to be beneficially owned by the person holding such options or restricted share units for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. The number of shares beneficially owned has been adjusted to reflect our one-for-three reverse splits effected on March 21, 2013.

(3)       Includes (i) 1,050,498 Ordinary Shares, (ii) 26,925 Ordinary Shares registered in the name of Lu Charitable Remainder Trust, of which Mr. Lu is the trustee, (iii) 16,408 Ordinary Shares registered in the name of the Lu Family Trust, of which Mr. Lu is a trustee and of which Mr. Lu and his spouse are beneficiaries, (iv) 76,333 Ordinary Shares registered in the name of The Lu Family Limited Partnership, of which Mr. Lu is a general partner, and (v) 10,000 Ordinary Shares registered in Hong Lu Traditional IRA.

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

None of the shareholders known by us to beneficially own 5% or more of our outstanding shares as of March 31, 2018, have voting rights that are different from the voting rights of our other shareholders.

To our knowledge, except as disclosed above, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal person or persons, severally or jointly.

To our knowledge, there are no arrangements the operation of which may at a subsequent date result in us undergoing a change in control.

As of March 31, 2018, our directors and executive officers held options to purchase an aggregate of 111,021 ordinary shares under our existing equity incentive plans. The per share exercise prices of these options held by our directors and executive officers range from $2.24 to $4.17, and the expiration dates of such options range from August 31, 2018 to January 29, 2023. In addition, as of Mar 31, 2018, our directors and executive officers held 173,925 restricted shares, 207,072 restricted share units and 400,633 performance stock units issuable upon vesting.

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

	High	Low
Annual highs and lows
2013	$3.51	$5.00
2014	$3.58	$2.42
2015	$3.06	$1.60
2016	$2.49	$1.66
2017	$6.51	$1.69
Quarterly highs and lows
Second Quarter 2016	$2.10	$1.59
Third Quarter 2016	$2.15	$1.66
Fourth Quarter 2016	$2.15	$1.60
First Quarter 2017	$2.40	$1.69
Second Quarter 2017	$2.34	$1.94
Third Quarter 2017	$2.40	$1.97
Fourth Quarter 2017	$6.51	$2.30
First Quarter 2018	$6.50	$4.66
Monthly highs and lows
September 2017	$2.40	$2.04
October 2017	$3.20	$2.30
November 2017	$5.24	$3.05
December 2017	$6.51	$4.84
January 2018	$6.50	$5.63
February 2018	$6.07	$5.01
March 2018	$5.94	$4.66

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

E.           Taxation

The following summary of the material Cayman Islands, People’s Republic of China and United States federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report on Form 20-F, all of which are subject to change. This summary does not address all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws.

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

For a discussion of the PRC tax consequences of an investment in our ordinary shares, see “Item 3. Key Information-D. Risk Factors-Risks Relating to Conducting Business in China-Under the Enterprise Income Tax Law, or the EIT Law”, we may be classified as a “resident enterprise” of the PRC, which could result in unfavorable tax consequences to us and to non-PRC shareholders.

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

We maintain an investment portfolio of various holdings, types and maturities. We do not use derivative financial instruments. We place our cash investments in instruments that meet high credit quality standards, as specified in our investment policy guidelines. Our policy is to limit the risk of principal loss and to ensure the safety of invested funds by generally attempting to limit market risk. Funds in excess of current operating requirements are mostly invested in money market funds which are rated AAA. Our cash and cash equivalents are not subject to significant interest rate risk due to the short maturities of these instruments. As of December 31, 2017, the carrying value of our cash and cash equivalents approximated fair value.

The table below represents carrying amounts and related weighted-average interest rates of our investment portfolio at December 31, 2017 and 2016:

	December 31,
	2017	2016
	(in thousands)
Cash and cash equivalents	$79,749	$83,922
Average interest rate	1.02%	0.88%
Restricted cash short-term	$12,099	$11,397
Average interest rate	0.99%	0.68%
Short-term investments	$3,143	$479
Average interest rate	2.86%	0%
Restricted cash long-term	$8,839	$3,321
Average interest rate	1.68%	1.57%
Total investment securities	$103,830	$98,640
Average interest rate	1.13%	0.88%

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

In 2017, the majority of our foreign-currency denominated sales have been made in Japan, denominated in Japanese yen. The balance of our cash and cash equivalents held in Japanese Yen was $14.7 million at December 31, 2017. Historically, the exchange rate between Japanese Yen and U.S. dollar has been volatile. Additionally, the majority of our expenses are denominated in RMB. Due to China’s currency exchange control regulations, we are limited in our ability to convert and repatriate RMB, as well as in our ability to engage in foreign currency hedging activities in China. The balance of our cash and cash equivalents held in RMB was $2.8 million at December 31, 2017. Since China unpegged the RMB from the U.S. dollar in July 2005 through December 31, 2017, the RMB has appreciated by approximately 21.4% versus the U.S. dollar. We also made significant sales in Indian rupees in 2017.

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

ITEM 15-CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and our VP Finance, has performed an evaluation of the effectiveness of our disclosure controls and procedures, as such term is defined under Rules 13a 15(e) and 15d 15(e) promulgated under the Exchange Act as of the end of the period covered by this report. Based upon that evaluation, our management has concluded that, as of December 31, 2017, our disclosure controls and procedures were ineffective because of the material weakness described below under “Management’s Annual Report on Internal Control over Financial Reporting.” We have undertaken the remedial steps to address the material weaknesses in our disclosure controls and procedures as set forth below under “Management’s Plan for Remediation of Material Weaknesses.”

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

As required by Section 404 of the Sarbanes Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management, including our chief executive officer and VP Finance, assessed the effectiveness of internal control over financial reporting as of December 31, 2017 using the criteria set forth in the report “Internal Control-Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. As a result of management’s evaluation of our internal control over financial reporting, the following material weakness in our internal control over financial reporting was identified as of December 31, 2017.

(i) The Company did not have sufficient resources with an appropriate level of knowledge and experience in U.S. GAAP to properly account for complex accounting issues under U.S. GAAP. Complex issues such as investment accounting, impairment assessment and loss contract reserve may not be accounted for properly in the future.

The material weakness described above may result in misstatement of the Company’s consolidated financial statements that would result in a material misstatement to the Company’s quarterly or annual consolidated financial statements that would not be prevented or detected. As a result of the material weakness, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2017.

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

Changes in Internal Control over Financial Reporting

Management has evaluated, with the participation of our chief executive officer and VP Finance whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on the evaluation we conducted, management has concluded that, other than controls implemented for the remediation of the material weakness in internal control over financial reporting identified in 2016 as disclosed above, no such changes occurred during the period covered by this annual report on Form 20-F.

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

ITEM 16C-PRINCIPAL ACCOUNTANT FEES AND SERVICES

Disclosure of Fees Charged by Independent Accountants

The aggregate fees billed for professional accounting services by Grant Thornton for the fiscal year ended December 31, 2017 and by Grant Thornton and Crowe Horwath LLP for the fiscal year ended December 31, 2016 are as follows:

	Years Ended December 31,
	2017	2016
	(in thousands)
Audit fees(1)	$460	$350
Audit-related fees(2)	—	—
Tax fees(3)	—	—
All other fees(4)	94	—
Total	$554	$350

(1)                       Audit fees are fees for professional services rendered for the integrated audit of our consolidated financial statements, for review of interim consolidated financial information included in quarterly reports or earnings releases, and for services that are normally provided by Grant Thornton in connection with statutory and regulatory filings or engagements in 2016 and 2017.

(2)                       Audit-related fees represent aggregate fees paid or accrued for professional services rendered for accounting consultations and other procedures performed with respect to certain UTStarcom acquisition and divestiture efforts.

(3)                       Tax fees are fees for tax services related to tax compliance, tax planning and tax advice.

(4)                       All other fees are fees for an online accounting research tool and out of pocket expenses.

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

Period	Total Number of shares (or Units) purchased	Average price paid per share (or unit)	Total number of shares (or units) purchased as part of publicly announced plans or programs	Maximum approximate dollar value that may yet be purchased under the Plans

December 2014	166,421	$2.63	166,421	$39,561,613
January 2015	207,272	$2.90	373,693	$38,960,627
February 2015	191,685	$2.75	565,378	$38,434,451
March 2015	150,038	$2.68	715,416	$38,032,006
April 2015	142,696	$2.65	858,112	$37,654,473
May 2015	27,443	$2.17	885,555	$37,594,886
June 2015	328,703	$2.01	1,214,258	$36,935,426
July 2015	156,320	$1.91	1,370,578	$36,636,344
August 2015	145,975	$1.95	1,516,553	$36,352,399
September 2015	103,300	$2.02	1,619,853	$36,143,984
October 2015	55,500	$2.22	1,675,353	$36,020,775
November 2015	21,370	$2.20	1,696,723	$35,973,850
December 2015	33,000	$2.20	1,729,723	$35,901,220
January 2016	165,392	$2.20	1,895,115	$35,538,178
February 2016	80,660	$2.12	1,975,775	$35,367,443
March 2016	176,386	$2.01	2,152,161	$35,012,890
April 2016	505,593	$1.80	2,657,754	$34,102,109
May 2016	390,648	$2.02	3,048,402	$33,313,145
June 2016	146,542	$1.99	3,195,944	$33,021,480
July 2016	76,210	$1.93	3,271,154	$32,874,525
August 2016	239,104	$2.05	3,510,258	$32,384,860
September 2016	36,500	$2.16	3,546,758	$32,306,056
October 2016	—	$—	3,546,758	$32,306,056
November 2016	112,200	$1.98	3,658,958	$32,083,499
December 2016	125,420	$1.98	3,784,378	$31,835,274
January 2017	12,380	$1.99	3,796,758	$31,810,649
February 2017	—	$—	3,796,758	$31,810,649
March 2017	60,359	$1.89	3,857,117	$31,696,485
April 2017	—	$—	3,857,117	$31,696,485
May 2017	—	$—	3,857,117	$31,696,485
June 2017	—	$—	3,857,117	$31,696,485
July 2017	—	$—	3,857,117	$31,696,485
August 2017	—	$—	3,857,117	$31,696,485
September 2017	—	$—	3,857,117	$31,696,485
October 2017	—	$—	3,857,117	$31,696,485
November 2017	—	$—	3,857,117	$31,696,485
December 2017	—	$—	3,857,117	$31,696,485
January 2018	—	$—	3,857,117	$31,696,485
February 2018	—	$—	3,857,117	$31,696,485
March 2018	—	$—	3,857,117	$31,696,485

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

We provided a copy of this disclosure to Crowe Horwath LLP and requested that Crowe Horwath LLP furnish us with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made above, and if not, stating the respects in which it does not agree. A copy of Crowe Horwath LLP’s letter dated November 14, 2017 is attached as Exhibit 4.15 to our annual report on Form 20-F filed on November 14, 2017.

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

We provided a copy of this disclosure to GHP Horwath, P.C. and requested that GHP Horwath, P.C. furnish us with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made above, and if not, stating the respects in which it does not agree. A copy of GHP Horwath, P.C.’s letter dated November 13, 2017 is attached as Exhibit 4.14 to our annual report on Form 20-F filed on November 14, 2017.

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

ITEM 18-FINANCIAL STATEMENTS

The consolidated financial statements of UTStarcom Holdings Corp. and its subsidiaries are included at the end of this Annual Report.

The consolidated financial statements of iTV Media Inc. are incorporated herein by reference to Exhibit 15.3.

ITEM 19-EXHIBITS

Exhibit Number	Description	Form	Incorporated by Reference From Exhibit Number	Date Filed
1.1	Amended and Restated Memorandum and Articles of Association.	20-F	1.1	4/26/2013
4.1	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 of Form F-4 (File No. 333-173828) filed with the SEC on April 29, 2011	F-4	10.1	4/29/2011
4.2	Stockholder Rights Agreement, made as of February 1, 2010, by and between UTStarcom, Inc. and Beijing E-town International Investment and Development Co., Ltd.	8-K	4.1	2/4/2010
4.3	Stockholder Rights Agreement, made as of February 1, 2010, by and among UTStarcom, Inc., Elite Noble Limited and Shah Capital Opportunity Fund L.P.	8-K	4.2	2/4/2010
4.4	2006 Equity Incentive Plan, as amended February 18, 2009.	10-K	10.14	3/2/2009
4.5	Form of Stock Option Award Agreement for use under 2006 Equity Incentive Plan.	10-Q	10.2	8/7/2009
4.6	Form of Stock Option Agreement for Directors and Officers for use under the 2006 Equity Incentive Plan.	10-Q	10.3	8/7/2009
4.7	Form of Restricted Stock Agreement for use under the 2006 Equity Incentive Plan.	10-K	10.17	3/2/2009
4.8	Form of Restricted Stock Unit Agreement for use under the 2006 Equity Incentive Plan.	10-K	10.18	3/2/2009
4.9	Form of Stock Option Amendment Election Form executed by key executive officers and directors.	8-K	10.1	1/4/07
4.10	UTStarcom, Inc. Amended and Restated Executive Involuntary Termination Severance Pay Plan.	10-Q	10.2	5/8/2009
4.11	Form of Performance Share Agreement for use under the 2006 Equity Incentive Plan.	10-K	10.33	3/2/2009
4.12	Form of Performance Unit Agreement for use under the 2006 Equity Incentive Plan.	10-K	10.34	3/2/2009
4.13	Letter dated April 22, 2016 from PricewaterhouseCoopers Zhong Tian LLP	20-F	4.24	4/22/2016
4.14	Letter dated November 13, 2017 from GHP Horwath, P.C.	20-F	4.14	11/14/2017
4.15	Letter dated November 14, 2017 from Crowe Horwath LLP	20-F	4.15	11/14/2017
8.1	Subsidiaries of UTStarcom Holdings Corp.	Filed herewith	—	—
12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—
12.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—
13.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—
13.2	Certification of Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—
15.1	Consent of Grant Thornton	Filed herewith
15.3	Consolidated financial statements of iTV Media Inc. for the fiscal years ended December 31, 2017, 2016 and 2015.	Filed herewith
15.4	Consent of Grant Thornton, independent registered public accounting firm of iTV Media Inc.	Filed herewith
101.INS	XBRL Instance Document	Filed herewith
101.SCH	XBRL Taxonomy Extension Schema Document	Filed herewith
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	Filed herewith
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document	Filed herewith
101.LAB	XBRL Taxonomy Extension Label Linkbase Document	Filed herewith
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

UTSTARCOM HOLDINGS CORP.

Date: April 16, 2018	By:	/s/ Tim Ti
		Name:	Tim Ti
		Title:	Chief Executive Officer

UTSTARCOM HOLDINGS CORP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

UTStarcom Holdings Corp.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of UTStarcom Holdings Corp. (a Cayman Islands corporation) and subsidiaries (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON

We have served as the Company’s auditor since 2017.

Shanghai, China

April 16, 2018

UTSTARCOM HOLDINGS CORP.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	December 31,	December 31,
	2017	2016
ASSETS
Current assets:
Cash and cash equivalents	$79,749	$83,922
Short-term investments	3,143	479
Accounts receivable, net of allowances for doubtful accounts of $2,437 and $2,339, respectively	16,911	18,329
Inventories	17,139	22,577
Deferred costs	23,545	19,319
Prepaid and other current assets	14,227	6,995
Short-term restricted cash	12,099	11,397
Total current assets	166,813	163,018
Property, plant and equipment, net	1,714	1,610
Long-term investments	5,856	7,753
Long-term deferred costs	277	276
Long-term deferred tax assets	3,012	2,049
Long-term restricted cash	8,839	3,321
Other long-term assets	533	676
Total assets	187,044	178,703
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	27,452	22,480
Income taxes payable	7,952	8,140
Customer advances	21,828	29,046
Deferred revenue	7,286	10,779
Other current liabilities	23,746	16,723
Total current liabilities	88,264	87,168
Long-term deferred revenue	4,135	3,813
Other long-term liabilities	3,653	4,981
Total liabilities	96,052	95,962
Commitments and contingencies (Note 7)
Shareholders’ equity:
Ordinary shares: $0.00375 par value; 250,000 authorized shares; 39,363 and 39,009 shares issued at December 31, 2017 and December 31, 2016, respectively; 35,506 and 35,225 shares outstanding at December 31, 2017 and December 31, 2016, respectively	122	122

Additional paid-in capital	1,263,006	1,262,005
Treasury stock, at cost: 3,857 and 3,784 shares at December 31, 2017 and December 31, 2016, respectively	(8,374)	(8,234)
Accumulated deficit	(1,226,173)	(1,233,154)
Accumulated other comprehensive income	62,411	62,002
Shareholders’ equity	90,992	82,741
Total liabilities and equity	$187,044	$178,703

See accompanying notes to consolidated financial statements

UTSTARCOM HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(In thousands, except per share data)

	Years ended December 31,
	2017	2016	2015
Net sales
Products	$77,283	$61,735	$87,361
Services	21,009	24,777	29,742
	98,292	86,512	117,103
Cost of net sales
Products	50,636	41,472	65,891
Services	14,510	16,684	23,344
	65,146	58,156	89,235

Gross profit	33,146	28,356	27,868
Operating expenses:
Selling, general and administrative	16,777	18,146	21,515
Research and development	9,853	8,502	11,342
Total operating expenses	26,630	26,648	32,857
Operating income (loss)	6,516	1,708	(4,989)
Interest income	1,177	871	557
Interest expense	(48)	(55)	(76)
Other income, net	2,976	2,748	3,489
Equity income (loss) of associates	(687)	984	(13,954)
Investment impairment	(1,690)	(5,336)	(16,347)
Income (loss) before income taxes	8,244	920	(31,320)
Income tax benefit (expense)	(1,263)	(788)	4,162
Net income (loss)	6,981	132	(27,158)
Net loss attributable to non-controlling interests	—	158	—
Net income (loss) attributable to UTStarcom Holdings Corp.	$6,981	$290	$(27,158)

Net income (loss) per share attributable to UTStarcom Holdings Corp.-Basic	$0.20	$0.01	$(0.74)

Net income (loss) per share attributable to UTStarcom Holdings Corp.-Diluted	$0.19	$0.01	$(0.74)
Weighted average shares outstanding-Basic	35,467	35,806	37,003
Weighted average shares outstanding-Diluted	36,176	36,402	37,003
Net Income (loss)	6,981	132	(27,158)
Other comprehensive income (loss), net of tax
Net change in cumulative translation adjustment	409	532	(1,611)
Gain on available-for-sale investments	—	—	(673)
Comprehensive income (loss)	7,390	664	(29,442)
Comprehensive loss attributable to non-controlling interests	—	158	—
Comprehensive income (loss) attributable to UTStarcom Holding Corp.	$7,390	$822	$(29,442)

See accompanying notes to consolidated financial statements

UTSTARCOM HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands, except share data)

	Common Stock		Additional			Accumulated Other	Non-	Total
	Shares		Paid-in	Treasury	(Accumulated	Comprehensive	controlling	Stockholders’
	outstanding	Amount	Capital	Stock	Deficit)	Income	interest	Equity
	(In thousands, except number of shares)
Balance at December 31, 2014	38,148,076	$122	$1,258,182	$(443)	$(1,206,286)	$63,754	$—	$115,329
Common stock issued upon option exercises	11,543	0	39					39
Repurchase of ordinary shares	(1,563,302)	—	—	(3,695)	—	—	—	(3,695)
Restricted stock issued and restricted stock units released	138,997	—	—	—	—	—	—	—
Stock-based compensation	—	—	1,546	—	—	—	—	1,546
Treasury stock retirement								—
Net loss	—	—	—	—	(27,158)	—	—	(27,158)
Other comprehensive income:
Foreign currency translation	—	—	—	—	—	(1,611)	—	(1,611)
Realized loss from available-for-sale investments	—	—	—	—	—	(673)	—	(673)
Balance at December 31, 2015	36,735,314	$122	$1,259,767	$(4,138)	$(1,233,444)	$61,470	$—	$83,777
Repurchase of ordinary shares	(2,054,655)	—	—	(4,096)	—	—	—	(4,096)
Restricted stock issued and restricted stock units released	543,894	—	—	—	—	—	—	—
Stock-based compensation	—	—	2,238	—	—	—	—	2,238
Net income	—	—	—	—	290	—	-158	132
Acquisition of non-controlling interests	—	—	—	—	—	—	158	158
Other comprehensive income:
Foreign currency translation	—	—	—	—	—	570	—	570
Recognition due to closure of the subsidiaries	—	—	—	—	—	(38)	—	(38)
Balance at December 31, 2016	35,224,553	$122	$1,262,005	$(8,234)	$(1,233,154)	$62,002	$—	$82,741
Repurchase of ordinary shares	(72,739)	—	—	(140)	—	—	—	(140)
Restricted stock issued and restricted stock units released	302,886	—	866	—	—	—	—	866
Common stock issued upon option exercises	51,666	—	135	—	—	—	—	135
Net income	—	—	—	—	6,981	—	—	6,981
Other comprehensive income:
Foreign currency translation	—	—	—	—	—	2,112	—	2,112
Recognition due to closure of the subsidiaries	—	—	—	—	—	(1,703)	—	(1,703)
Balance at December 31, 2017	35,506,366	$122	$1,263,006	$(8,374)	$(1,226,173)	$62,411	—	$90,992

See accompanying notes to consolidated financial statements

UTSTARCOM HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years ended December 31,
	2017	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$6,981	$132	$(27,158)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	628	1,208	2,202
Net loss (gain) on disposal of assets	—	(62)	180
Gain on cumulative translation adjustment recognition from liquidation of subsidiaries	(1,703)	(38)	—
Gain on release of tax liability due to expiration of statute of limitations	(1,409)	(3,272)	(7,747)
Equity loss (gain) of associates	687	(984)	13,954
Investment impairment	1,690	5,336	16,347
Gain on sale of short- term investment	—	(83)	(1,529)
Stock-based compensation expense	866	2,238	1,546
Provision for doubtful accounts receivable	4	1,564	79
Loan recovery, net	—	—	(538)
Deferred income taxes	(1,092)	771	1,030
Changes in operating assets and liabilities
Accounts receivable	1,413	(1,966)	(1,491)
Inventories and deferred costs	1,212	(190)	35,973
Prepaids and other assets	(7,280)	2,821	1,558
Accounts payable	5,183	7,393	(12,233)
Income taxes payable	(26)	(751)	3,369
Customer advances	(7,218)	(1,054)	(17,352)
Deferred revenue	(3,172)	(10,556)	(18,610)
Other liabilities	7,074	3,225	(1,216)
Net cash provided by (used in) operating activities	3,838	5,732	(11,636)
CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment	(732)	(1,527)	(917)
Net proceeds from sales of property, plant and equipment	—	85	—
Change in restricted cash	(6,219)	1,322	707
Purchase of short-term investments	(3,164)	—	—
Purchase of investments	(481)	(300)	(1,670)
Proceeds from sale of investments	500	7,683	16,228
Proceeds from sale of short-term investments	—	—	3,076
Net cash provided by (used in) investing activities	(10,096)	7,263	17,424
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options	113	—	39
Acquisition of non-controlling interests	—	(304)	—
Repurchase of ordinary shares	(140)	(4,096)	(3,695)
Net cash used in financing activities	(27)	(4,400)	(3,656)
Effect of exchange rate changes on cash and cash equivalents	2,112	(1,723)	(2,906)
Net increase (decrease) in cash and cash equivalents	(4,173)	6,872	(774)
Cash and cash equivalents at beginning of year	83,922	77,050	77,824
Cash and cash equivalents at end of year	$79,749	$83,922	$77,050
Supplemental disclosure of cash flow information:
Cash paid (Recovered):
Interest	$47	$55	$76
Income taxes	$2,012	$3,311	$(363)

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1-BASIS OF PRESENTATION, LIQUIDITY

UTStarcom Holdings Corp., and its wholly owned subsidiaries (collectively, the “Company”), a Cayman Islands corporation incorporated in 2011, is a global telecom infrastructure provider dedicated to developing technology that will serve the rapidly growing demand for bandwidth from mobile, streaming and other applications. The Company works with carriers from Asia to the Americas, to meet this demand through a range of innovative broadband packet optical transport and wireless/fixed-line access products and solutions.

UTStarcom Inc. was founded in 1991 and started trading on NASDAQ in 2000. On June 24, 2011, the stockholders of UTStarcom Inc. approved the proposed merger (“the Merger”), to reorganize UTStarcom, Inc. as a Cayman Islands company. Pursuant to the approval of the shareholders, UTSI Mergeco Inc., a Delaware corporation and a wholly-owned subsidiary of UTStarcom Holdings Corp., merged with and into the existing public company, UTStarcom, Inc., which is incorporated under the laws of the State of Delaware. As a result of the reorganization, UTStarcom Holdings Corp. became the parent company of UTStarcom, Inc. and its subsidiaries.

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

The accompanying Consolidated Balance Sheets as of December 31, 2017 and 2016, and the Consolidated Statements of Operations and Comprehensive Income (Loss) for each of the three years ended December 31, 2017, 2016 and 2015 have been prepared by the Company pursuant to the rules and regulations of the U.S Securities and Exchanges Commission (“SEC”) and in conformity with generally accepted accounting principles in the United States (“US GAAP”).

The accompanying consolidated financial statements are presented on the basis that the Company is a going concern. The going concern assumption contemplates the realization of assets and the satisfaction of liabilities in the normal course of business and considers the Company’s current financial status, business operation, market strategy, and products development in the twelve months following the issuance date of these financial statements. The Company has concluded there was no substantial doubt about the Company’s ability to continue as a going concern.

The Company earned net income of $7.0 million, net income of $0.3 million and incurred net losses of $27.2 million during the years ended December 31, 2017, 2016, and 2015, respectively. As of December 31, 2017 and 2016, the Company had an accumulated deficit of $1,226.2 million and $1,233.2 million, respectively. The Company generated net cash inflow from operation of $3.8 million and $5.7 million, and had a net cash outflows from operations of $11.6 million during the years ended December 31, 2017, 2016 and 2015, respectively.

As of December 31, 2017 and 2016, the Company had cash and cash equivalents of $79.7 million and $83.9 million, of which $7.9 million and $13.5 million, respectively, were held by subsidiaries in China. China imposes currency exchange controls on certain transfers of funds to and from China. The Company’s China subsidiaries are subject to pre-approval from the State Administration of Foreign Exchange (“SAFE”) for non-domestic financing. Additionally, the amount of cash available for transfer from the China subsidiaries for use by the Company’s non-China subsidiaries is also limited both by the liquidity needs of the subsidiaries in China and the restriction on foreign currency exchange by Chinese-government mandated limitations including currency exchange controls on certain transfers of funds outside of China. The Company’s China subsidiaries have no accumulated profit as of December 31, 2017 determined in accordance with Chinese accounting standards that can be paid as dividends. In 2017, 2016 and 2015, the Company’s China subsidiaries did not pay dividends.

Management believes that the continuing efforts to stream-line the Company’s operations will enable the Company to control operating costs to be better aligned with operations, market demand and projected sales levels. As of December 31, 2017, the Company’s working capital was $78.5 million. Therefore, management believes both the Company’s China and non-China operations will have sufficient liquidities to finance working capital and capital expenditure needs for more than 12 months following the issuance date of these financial statements. Furthermore, the Company has concentrated its business in Asia, particularly Japan, India and Taiwan. Any unforeseen prolonged economic and /or political risks in these markets could impact the Company’s customers in making their respective investment decisions and could have a material impact on the foregoing assessment. There can be no assurance that additional financing, if required, will be available on terms satisfactory to the Company or at all, and if funds are raised in the future through issuance of preferred stock or debt, these securities could have rights, privileges or preference senior to those of the Company’s ordinary shares and newly issued debt could contain debt covenants that impose restrictions on the Company’s operations. Further, any sale of newly issued debt or equity securities could result in additional dilution to the Company’s current shareholders.

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

Cash and Cash Equivalents:

Cash and cash equivalents consist of highly liquid instruments with maturities of three months or less when acquired. Approximately 46.3%, or $36.9 million of cash and cash equivalents were held by the Company’s subsidiaries in the United States as of December 31, 2017. The remainder was held by the other UTStarcom entities throughout the world. As of December 31, 2017, approximately 9.9%, or $7.9 million, of the Company’s cash and cash equivalents were held by its subsidiaries in China, and China imposes currency exchange controls on transfers of funds outside of China.

Restricted Cash:

As of December 31, 2017, the Company had short-term restricted cash of $12.1 million, and had long-term restricted cash of $8.8 million. As of December 31, 2016, the Company had short-term restricted cash of $11.4 million, and had long-term restricted cash of $3.3 million. These amounts primarily collateralize the Company’s issuances of performance bonds, warranty bonds, and standby and commercial letters of credit.

Investments:

The Company’s investments consist principally of debt and equity securities classified as “available for sale,” and cost and equity method investments in privately held companies. The investments in equity securities of privately held companies in which the Company does not have the ability to exercise significant influence are accounted for under ASC 325, “ Investments-Other ” using the cost method. Under the cost method, these investments are carried at cost minus impairment. The investments in equity securities of privately held companies in which the Company has the ability to exercise significant influence, but does not own a majority equity interest or otherwise control are accounted for under ASC 323, “ Investments-Equity Method and Joint Ventures ” using the equity method. Investments in debt securities classified as available for sale are measured at fair value on the balance sheets under ASC 320, “ Investments-Debt and Equity Securities. ” Unrealized holding gains and losses for available-for-sale securities (including those classified as current assets) are excluded from earnings and reported in other comprehensive income until realized except as indicated in the following paragraph.

The Company recognizes an impairment charge when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. The Company reviews several factors to determine whether the losses are other-than-temporary, including but not limited to: (i) the length of time the investment was in an unrealized loss position, (ii) the extent to which fair value was less than cost, (iii) the financial condition and near term prospects of the issuer, and (iv) the Company’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value. The determination of fair value of the investment involves considering factors such as current economic and market conditions, the operating performance of the companies including current earnings trends and forecasted cash flows, and other company and industry specific information. Investment impairments recorded as other-than-temporary were $1.7 million, $5.3 million, and $16.3 million, for the years ended December 31, 2017, 2016 and 2015, respectively.

Revenue Recognition:

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectability is reasonable assured. Most of the Company’s multiple element arrangements primarily involve the sale of hardware systems, installation and training. In addition, while not separately sold, the arrangement may include extended warranties that cover product repairs, maintenance services, and software updates for the software components that are essential to the functionality of the hardware systems or equipment. For multiple-element arrangements, the Company allocates revenue to each unit of accounting based on an estimated selling price at the arrangement inception. The estimated selling price for each element is based upon the following hierarchy:

i)                                         Vendor-specific objective evidence (“VSOE”) of selling price, if available,

ii)                                      Third-party evidence (“TPE”) of selling price, if VSOE of selling price is not available, or

iii)                                   Best estimate of selling price (“BESP”), if neither VSOE of selling price nor TPE of selling price are available.

The Company establishes VSOE of selling price using the price charged for a deliverable when sold separately. When the Company is unable to establish selling price using VSOE, the Company uses BESP in the allocation of arrangement consideration.

The objective of BESP is to determine the price at which the Company would transact a sale if the product or service were sold on a stand-alone basis. The Company’s management applies judgment in establishing pricing strategies and determines its BESP for a product or service using historical selling price trends and by considering multiple factors including, but not limited to, cost of products, gross margin objectives, geographies, customer classes, customer segment pricing practices and distribution channels. The determination of BESP is performed through consultation with its product management and marketing department and includes review and approval by our management. The Company’s management regularly reviews VSOE and BESP and maintain internal controls over the establishment and updates of these estimates.

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606).” (“ASU 2014-09”). The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 supersedes most existing US GAAP on revenue recognition and eliminate industry-specific guidance. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of Effective Date (“ASU 2015-14”), which defers the effective date of ASU 2014-09 to January 1, 2018 for the Company. Early adoption is permitted. The Company adopts ASU 2014-09 using the modified retrospective method in the first quarter of 2018.

The Company has completed a detailed review of revenue contracts representative of its business segments and their revenue streams as of the adoption date. The Company is established new accounting policies, implementing systems and processes (including more extensive use of estimates), and internal controls necessary to support the requirements of the new standard. Upon adoption, the Company expects a material impact to the opening balance sheet as of January 1, 2018, related to the cumulative effect of adopting the standard, primarily as a result of the item discussed below:

Some of the Company’s contracts included final acceptance provisions or other price variability that precluded revenue recognition under Topic 605 due to the requirement that the revenue amount must be fixed or determinable. Topic 606 requires the Company to estimate and account for variable consideration as a reduction of the transaction price separately and not part of the revenue recognition consideration. This changes resulted in $7.4 million cumulative increase which is the combination of the Company’s unearned revenue $14.4 million and related deferred cost $7.0 million to the Company’s retained earnings as of January 1, 2018.

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

Inventories:

Inventories consist of product held at the Company’s manufacturing facility and warehouses, as well as finished goods at customer sites for which the customer has taken possession, but based on specific contractual terms, title has not yet passed to the customer. The Company may ship inventory to existing customers that require additional equipment to expand their existing networks prior to the signing of an expansion contract. Inventories are stated at the lower of cost or market value, based on the first-in-first-out (“FIFO”) method of accounting. Write-downs are based on assumptions about future market conditions and customer demand, including projected changes in average selling prices resulting from competitive pricing pressures. The Company continually monitors inventory valuation for potential losses and obsolete inventory at its manufacturing facilities as well as at customer sites. If actual market conditions are less favorable than those projected by management, additional write-downs may be required. If actual market conditions are more favorable than anticipated, the previously written down inventory may be sold to customers and result in lower cost of sales and higher income from operations than expected in that period.

Deferred Costs:

Deferred costs consist of products shipped to the customer, but revenue has not yet been recognized due to revenue recognition criteria not fully met. Given that there is uncertainty about customer acceptance until the customer completes its internal testing and procedures, we defer the recognition of costs until the issuance of the final acceptance certificate to support its assertion of contract fulfillments. Management periodically assesses the recoverability of deferred costs and provides reserves against deferred cost balances when recovery of deferred costs is not probable. Recoverability is evaluated based on various factors including the length of time the product has been held at the customer site, the likelihood of collection, or it is determined that a related transaction will result in a gross margin loss. When a loss situation is identified, the deferred cost balance is impaired to reduce the value of the deferred cost to the amount of revenue that will be ultimately recognized for the transaction. Revenue and cost of sales are recorded when final acceptance is received from the customer.

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

Years
Equipment and furniture	5
Computers and software	2 - 3
Automobiles	5
Leasehold improvements	Lesser of the lease term or estimated useful life

Depreciation expense was $0.6 million, $1.2 million, and $2.3 million, for the years ended December 31, 2017, 2016 and 2015, respectively.

Impairment of Long-Lived Assets:

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If undiscounted expected future cash flows are less than the carrying value of the assets, an impairment loss is recognized based on the excess of the carrying amount over the fair value of the assets. Long-lived assets that are to be sold are measured at the lower of book value or fair value less cost to sell.

Advances:

Advances from customers represent cash received from customers before revenue recognition for the purchase of the Company’s products.

Advertising Costs:

The Company expenses all advertising costs as incurred. Payment to customers for marketing development costs are accounted for as incurred as a reduction of the revenue associated with customers. For the years ended December 31, 2017, 2016 and 2015, advertising costs totaled $0.1 million, $0.1 million, and $0.1 million, respectively.

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

Accumulated Other Comprehensive Income (“AOCI”):

AOCI mainly consisted of foreign currency translation adjustments and the unrealized gain or loss from available-for-sale investments. The changes in AOCI, including the amounts reclassified to income, were as follows:

Foreign currency translation and unrealized gains (losses), net of tax
(in thousands)
Balance at December 31, 2015	$61,470
Gain recorded in other comprehensive income	570
Gain reclassified from AOCI to income	(38)
Balance at December 31, 2016	$62,002
Gain recorded in other comprehensive income	2,112
Gain reclassified from AOCI to income	(1,703)
Balance at December 31, 2017	$62,411

As of December 31, 2017, no accumulated other comprehensive income or loss is attributable to non-controlling interests.

The Company reclassifies foreign currency translation adjustments from AOCI to income upon sale or upon complete or substantially complete liquidation of investments in foreign entities, when the amounts attributable to the entities and accumulated in the translation adjustment component of equity is both: (a) removed from the separate component of equity; and (b) reported as part of the gain or loss on sale or liquidation of the investment for the period during which the sale or liquidation occurs. During fiscal 2016, the Company recognized and reclassified $0.1 million to net income from cumulative translation adjustment previously recorded in accumulated to other comprehensive income upon the liquidation of two entities. During fiscal 2017, the Company recognized and reclassified $1.7 million to net income from cumulative translation adjustment previously recorded in accumulated other comprehensive income upon the liquidation of one entity. The prior cumulative translation adjustment primarily resulted from the difference between the local functional currency and the Company’s reporting currency.

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

On December 22, 2017, the 2017 Tax Cuts and Jobs Act (the “Tax Act”) was enacted. The Tax Act significantly revises the U.S. corporate income tax by, among other things, lowering the statutory corporate income tax rate (“federal tax rate”) from 35% to 21% effective January 1, 2018, implementing a modified territorial tax system, and imposing a mandatory one-time transition tax on accumulated earnings of foreign subsidiaries.

In December 2017, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 118, which addresses how a company recognizes provisional amounts when a company does not have the necessary information available, prepared or analyzed (including computations) in reasonable detail to complete its accounting for the effect of the changes in the Tax Act.  The measurement period ends when a company has obtained, prepared and analyzed the information necessary to finalize its accounting, but cannot extend beyond one year.  The final impact of the Tax Act may differ from the above provisional amount due to changes in interpretations of the Tax Act, any legislative action to address questions that arise because of the Tax Act, by changes in accounting standard for income taxes and related interpretations in response to the Tax Act, any updates or changes to estimates used in the provisional amounts.

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

Foreign Currency Translation:

The Company’s operations are conducted through international subsidiaries where the local currency is the functional currency and the financial statements of those subsidiaries are translated from their respective functional currencies into U.S. Dollars which is the functional currency of the Company. All foreign currency assets and liabilities are translated at the period-end exchange rate and all revenues and expenses are translated at the average exchange rate for the period. The effects of translating the financial statements of foreign subsidiaries into U.S. Dollars are reported as a cumulative translation adjustment, a separate component of accumulated other comprehensive income in shareholders’ equity.

The foreign currency translation gain (loss) related to the remeasurement of transactions denominated in other than the functional currency is included in other income (expenses), net on the Company’s Consolidated Statements of Operations and Comprehensive Income (Loss) . In connection with this remeasurement process, the Company recorded gains of $0.6 million and of $1.5 million and losses of $0.2 million for the years ended December 31, 2017, 2016 and 2015, respectively.

Earnings per Share:

Basic earnings per share is computed by dividing the net loss available to shareholders by the weighted average number of the Company’s ordinary shares outstanding, as applicable, during the period, which excludes unvested restricted stock. Diluted earnings per share reflects the amount of net loss available to each ordinary share outstanding during the period plus number of additional shares that would have been outstanding if potentially dilutive securities had been issued. The Company’s potentially dilutive ordinary shares include outstanding stock options, unvested restricted stock, restricted stock units and performance- based units. The following table summarizes the total potential ordinary shares that were excluded from the diluted per share calculation, because their effect was anti-dilutive.

	Years ended December 31,
	2017	2016	2015
	(in thousands)
Anti-dilutive stock options and awards/units outstanding	—	605	1,295
Total(1)	—	605	1,295

(1)              Calculated using the treasury stock method, which assumes proceeds are used to reduce the dilutive effect of outstanding stock awards. Assumed proceeds include the unrecognized deferred compensation of share awards, and assumed tax proceeds from excess stock-based compensation deductions.

For the year ended December 31, 2015, no potential ordinary shares were dilutive because of the net loss incurred in this year, therefore basic and dilutive EPS were the same.

For the years ended December 31, 2016 and 2017, 1.4 million and 1.2 million potential ordinary shares were dilutive. After the dilution, the diluted earnings per share during the years ended December 31, 2016 and 2017 were as follows.

	2017	2016
	(in thousands, except per
	shares amounts)
Net Income attributable to UTStarcom Holdings Corp.	$6,981	$290
Weighted average shares outstanding—Diluted	36,176	36,402
Net Income per shares attributable to UTStarcom Holdings Corp.—Diluted	$0.19	$0.01

Recent Accounting Pronouncements:

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows-— Restricted Cash (a consensus of the FASB Emerging Issues Task Force) ”, effective for fiscal years beginning after December 15, 2017, and interim periods within that fiscal year. The standard addresses whether restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The Company adopts the ASU 2016-18 using the retrospectively method in the first quarter of 2018, and it would decrease the Company’s cash used in investing activities by $6.2 million in 2017, and would decrease the Company’s cash provided by investing by $1.3 million in 2016.

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606).” (“ASU 2014-09”). The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 supersedes most existing US GAAP on revenue recognition and eliminate industry-specific guidance. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of Effective Date (“ASU 2015-14”), which defers the effective date of ASU 2014-09 to January 1, 2018 for the Company. Early adoption is permitted. The Company adopts ASU 2014-09 using the modified retrospective method in the first quarter of 2018.

In January, 2017, the FASB issued 2017-01 “Business Combinations”, effective for the annual reporting period beginning after December 15, 2017, and interim period within that period. This updated clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions of assets or business. The Company evaluated the impact of adopting the new standard on its consolidated financial statements and concluded there was no material impact to the Company’s financial statements.

In February 2017, the FASB issued ASU 2017-05 “Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20) ”, effective for the annual reporting period beginning after the December 15, 2017, including the interim reporting period within that period. This update provides guidance on the recognition of gains and losses on transfers of nonfinancial assets and in substance nonfinancial assets to counterparties that are not customers. The Company evaluated the impact of adopting the new standard on its consolidated financial statements and concluded there was no material impact to the Company’s financial statements.

In May 2017, the FASB issued ASU 2017-09 “Compensation—Stock Compensation (Topic 718)”, effective for the annual report period beginning after the December 15, 2017, including the interim reporting period within that period. This update provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. The Company evaluated the impact of adopting the new standard on its consolidated financial statements and concluded there was no material impact to the Company’s financial statements.

In January 2018, the FASB issued ASU 2018-01 “Leases (Topic 842): Land Easement Practical Expedient for Transition to Topic 842”. The effective date and transition requirement for this amendment is the same as the effective date and transition requirement in update 2016-02. This update provides an optional transition practical expedient to not evaluate under Topic 842 land easements that exist or expired before the entity’s adoption of Topic 842 and that were not previously accounted for as leases under Topic 840. In addition, the update clarifies that a new or modified land easement should be assessed prospectively under Topic 842 to determine whether it is or contains a lease. The Company evaluated the impact of adopting the new standard on its consolidated financial statements and concluded there was no material impact to the Company’s financial statements.

In February 2018, the FASB issued ASU 2018-02 “Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income”, effective for the annual report period beginning after the December 15, 2018 including the interim reporting period within that period. This update allows companies to reclassify from Accumulated Other Comprehensive Income to Retained Earnings stranded tax effects resulting from the enactment of the Tax Cuts and Jobs Act (the “Tax Act”). The Company will adopt this accounting standard update in the first quarter of 2018 on a retrospective basis. The application of this accounting standard update will not have a material impact on the Company’s Consolidated Financial Statements.

NOTE 3-DIVESTITURES

During the year ended December 31, 2012, the Company completed its divestiture of the IPTV equipment business.

IPTV operations

On August 31, 2012, the Company completed a sale of its IPTV business to an entity founded by our former CEO (the “Buyer”), for an aggregate purchase price of $30.0 million related to the net liabilities transferred. In connection with this transaction, we recorded a net loss of $17.5 million during 2012.

The Company is still the primary obligor for certain contracts that some customers were not willing to assign to the Buyer. Even though the Company signed back-to-back contracts to transfer all obligations and associated economic risks and benefits to the Buyer, from the customer point of view, the Company is still the sole and only obligor to their contracts. If the Buyer fails to fulfill its obligations with respect to these un-assigned contracts with the Company, the Company is still obligated to fulfill its obligations under the un-assigned contracts. Therefore, the Company did not derecognize the related liabilities of those un-assigned contracts. According to the back-to-back contracts with the Buyer, all of the obligations and associated economic risks and benefits of the un-assigned customer contracts were transferred to the Buyer. Therefore, the Company recorded the portion of the payment made to the Buyer at the time of the divestiture as service cost payment to fulfill the remaining liabilities related to those un-assigned contracts. The Company will settle those un-assigned contracts when the legal obligation is at minimal or no impact. There will be no gross profit impact to settle those contracts. As of December 31, 2017 and 2016, the Company had both liabilities and deferred costs of $5.9 million and $10.2 million, respectively, related to these remaining un-assigned contracts.

NOTE 4-COMPREHENSIVE INCOME (LOSS)

Total Comprehensive Income (Loss) for the years ended December 31, 2017, 2016 and 2015 consisted of the following:

	Years ended December 31,
	2017	2016	2015
	(in thousands)
Net income (loss)	$6,981	$132	$(27,158)
Other comprehensive loss
Realized loss from available-for-sales investment	—	—	(673)
Net Change in Foreign currency translation	409	532	(1,611)
Total comprehensive income (loss)	7,390	664	(29,442)
Comprehensive loss attributable to non-controlling interests(1)	—	158	—
Comprehensive income (loss) attributable to UTStarcom Holdings Corp.	$7,390	$822	$(29,442)

(1)                                     Comprehensive loss attributable to non-controlling interests consisted solely of net loss.

NOTE 5-BALANCE SHEET DETAILS

The following tables provide details of selected balance sheet items:

	December 31, 2017	December 31, 2016
	(in thousands)
Inventories:
Raw materials	$3,610	$3,821
Work in process	2,674	3,362
Finished goods(1)	10,855	15,394
Total Inventory	$17,139	$22,577

(1)                                        Includes finished goods at customer sites of approximately $10.6 million and $14.5 million at December 31, 2017 and 2016, respectively, for which the customer has taken possession, but based on specific contractual terms, title has not yet passed to the customer and for which revenue has not yet been recognized.

	December 31, 2017	December 31, 2016
	(in thousands)
Prepaid and other current assets
Prepaid tax	$3,927	$3,468
Advance to suppliers (1)	6,542	53
Other receivable	983	811
Prepaid others	2,775	2,663
Total Prepaid and other current assets	$14,227	$6,995

(1)                                        The $6.5 million advance to supplier as of December 31, 2017 for financing purpose.

	December 31,	December 31,
	2017	2016
	(in thousands)
Property, plant and equipment, net:
Leasehold improvements	$1,768	$1,591
Automobiles	1,885	1,765
Software	3,140	3,267
Computer, Equipment and Furniture	28,569	26,507
Other	—	67
Total	35,362	33,197
Less: accumulated depreciation	(33,648)	(31,587)
Total Property, plant and equipment, net	$1,714	$1,610

During the years ended December 31, 2017, 2016 and 2015, the Company wrote-off $0.6 million with accumulated depreciation of $0.6 million, $19.6 million with accumulated depreciation of $19.6 million, and $2.8 million with accumulated depreciation of $2.8 million of fully depreciated property, plant and equipment, respectively. In 2015, the Company wrote off $0.1 million of lease improvements related to the early termination of a lease of the Hangzhou facility.

	December 31, 2017	December 31, 2016
	(in thousands)
Other current liabilities:
Accrued contract costs(1)	$7,734	$3,627
Accrued payroll and compensation	7,040	5,897
Warranty costs	51	44
Accrued professional fees	897	394
Accrued other taxes	3,133	2,523
Other	4,891	4,238
Total other current liabilities	$23,746	$16,723

(1)                                        Accrued contract costs include $7.3 million and $2.9 million cost related to product and service sales contracts from India as of December 31, 2017 and 2016, respectively.

	December 31, 2017	December 31, 2016
	(in thousands)
Other long-term liabilities
Non-current income tax payable	$2,530	$3,906
Other	1,123	1,075
Total other long-term liabilities	$3,653	$4,981

NOTE 6-CASH, CASH EQUIVALENTS AND SHORT AND LONG TERM INVESTMENTS

Cash and cash equivalents, consisting primarily of bank deposits and money market funds, are recorded at cost which approximates fair value because of the short-term nature of these instruments.

Short-term investments consist of available-for-sale securities and held to maturity investment with original maturities longer than three months and less than twelve months when acquired. The Company holds $3.1 million held to maturity investments in India as of December 31, 2017. The Company recognizes an impairment charge when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. In making this determination, the Company reviews several factors to determine whether the losses are other-than-temporary, including but not limited to: (i) the length of time the investment was in an unrealized loss position, (ii) the extent to which fair value was less than cost, (iii) the financial condition and near term prospects of the issuer, and (iv) the Company’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value.

At December 31, 2016, the Company had investments in convertible bonds and redeemable convertible preferred stock that were classified as available-for-sale securities and are subject to fair value accounting. Investments in debt securities classified as available for sale will be measured subsequently at fair value on the balance sheets. An impairment charge will be recognized by the Company when a decline in the fair value below the cost basis is judged to be other-than-temporary.

The following table shows the break-down of the Company’s total long-term investments as of December 31, 2017 and December 31, 2016:

	Accounting	December 31,	December 31,
	Method	2017	2016
		(in thousands)
UTStarcom Hong Kong Holdings Ltd	Cost Method	$3,499	$3,499
GCT Semiconductor, Inc.	Cost Method	—	—
Xalted Networks	Cost Method	—	—
Cortina	Cost Method	—	—
SBI	Cost Method	—	—
Total Investments using Cost Method		3,499	3,499
ACELAND	Equity Method	2,357	2,554
UiTV	Equity Method	—	—
AioTV	Equity Method	—	—
Shareholder Loan to ACELAND	Equity Method	—	—
Total Investments using Equity Method		2,357	2,554
AioTV	AFS	—	1,700
Total Investments Classified as AFS		—	1,700
Total Investment		$5,856	$7,753

UTStarcom Hong Kong Holdings Ltd.,

On August 31, 2012, the Company completed the sale of our IPTV business to UTStarcom Hong Kong Holdings Ltd.to its former Chief Executive Officer. On the same day, the Company purchased a $20.0 million Convertible Bond from UTStarcom Hong Kong Holdings Ltd. which bears interest at 6.5% per annum and matured on August 31, 2017. On April 7, 2015, the Company entered an agreement with UTStarcom Hong Kong Holdings Ltd. for the conversion of the $20.0 million Convertible Bond.  Pursuant to the agreement, UTStarcom Hong Kong Holdings Ltd. paid $10.0 million in cash as partial payment of the principal of the Convertible Bond. The remaining principal and interest of the Convertible Bond were converted to 14% of equity interest of UTStarcom Hong Kong Holdings Ltd. The Company used the cost method to account for this investment. The Company assesses the fair value every year-end. In 2015, the Company recorded $6.5 million investment impairment. In 2016 and 2017, the Company assessed the fair value of UTStarcom Hong Kong Holdings Ltd, and concluded no impairment was need to record. As of December 31, 2017, the book value of this investment was $3.5 million.

Cortina

In September 2004, the Company invested $2.0 million in Series A preferred stock of ImmenStar, Inc., which was then acquired by Cortina Systems, Inc., (“Cortina”) in February 2007. In 2015 and 2016, through the sale of shares and proceeds received, the Company recognized gains of $1.6 million and $0.1 million which were included in Other Income.

GCT Semiconductor

In October 2004, the Company invested $3.0 million in Series D preferred convertible stock of GCT Semiconductor, Inc., or GCT, which designs, develops and markets integrated circuit products for the wireless communications industry. This investment represents approximately a 0.4% interest in GCT. The Company assesses the fair value every year-end. In 2012 and 2016, the Company recorded $2.1 million and $0.8 million investment impairment, respectively. As of December 31, 2016, the book value of the investment was zero.

SBI NEO Technology A Investment LPS, or SBI

In 2008, 2010, 2011 and 2012, the Company invested $0.5 million, $0.7 million, $0.7 million and $0.6 million into SBI NEO Technology, or (“SBI”), respectively, to maintain a partnership interest of approximately 2%. The Company concluded that it does not have a controlling interest in SBI and accounts for the investment in SBI using the cost method. In 2014, 2015, and 2016, the Company received $0.1 million, $0.26 million and $0.7 million from SBI to reduce the SBI investment. In 2016, the Company recorded impairment of 0.2 million. In 2017, the Company received a final refund of $0.5 million and the book value of the investment was reduced to zero.

Aceland Investment Limited

In December 2010, the Company invested $2.1 million into Aceland Investments Limited, or (“Aceland”). In the second quarter of 2011, the Company extended a shareholder loan to Aceland in the amount of $7.1 million with a maturity date of December, 31, 2015. The Company owned an approximately 35% interest in Aceland and accounted for the investment in Aceland using the equity method. In 2015, the Company recorded a $1.0 million impairment charge to the Aceland investment. In 2016, Aceland returned capital of $6.7 million to the Company through a cash payment and the Company realized a $1.0 million gain of foreign exchange. In 2017, the Company realized a $0.2 million loss as a result of the depreciation of the US Dollar deposit. As of December 31, 2017, the book value of the investment was $2.4 million.

AioTV Inc.

In November 2012, the Company invested $8 million in Series B Preferred Stocks of AioTV, at $0.320937 per share. AioTV stands for “all-in-one TV” and is an international cloud-based video aggregation and distribution platform. The investment objective is to give the Company access to technology that will support its rollout of subscription-based, value- added media services. The Company owned a 45% equity interest in AioTV as of December 31, 2017. The preferred stock has been classified as available- for-sale securities as it is not considered to be in-substance common stock due to their redemption feature and is thus subject to fair value accounting. AioTV currently cooperates with consumer electronics makers, cable and telecommunications service providers in North America, South America and Europe. To estimate its fair value in 2016, the Company used the option-pricing method and Ross and Rubinstein Binomial Model (“Binomial-Model”), which is based on the fair value of invested capital evaluated by an income approach. The significant inputs for the valuation model included the following:

Year Ended
December 31,
2016
Total fair value of invested Capital as at valuation date (in thousands)	900
Risk free rate of interest	0.8%
Dividend yield	0%
Expiration date	2017/11/14
Volatility	41.0%

The fair value of the invested capital has been determined using income approach including a discounted cash flow model and unobservable inputs including assumptions of projected revenue, expenses, capital spending, other costs and a discount rate of 50% by using the weighted average cost of capital method in 2016.

Risk free rate of interest adopted for the valuation was estimated based on the US Sovereign Strips Curve plus default risk spread between US and China.

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

On December 7, 2015, the Company invested $0.5 million in a convertible bond of AioTV. The convertible bond bears interest at 10.0% per annum and mature on May 7, 2016 and subsequently extended to March 28, 2017. The Company converted the bond to 2,269,856 common shares at the conversion price of $0.253790596 per share on May 30, 2017. In the fourth quarter of 2016, the Company invested an additional $0.3 million in convertible bonds issued by AioTV. The convertible bond bears interest at 10% per annum and mature on October 6, 2017.The convertible bonds are classified as an AFS security and are subject to fair value accounting. During 2016, and in connection with the fair value analysis of the investment capital, the Company assessed the fair value of these convertible bonds, and concluded that there was no impairment.

As of December 31, 2016, the carrying amount on the investment of AioTV was $1.7 million, including $0.9 million preferred shares and $0.8 million convertible bonds.

On May 30, 2017, the Company converted all the existing 25,527,008 Series B Preferred Shares of AioTV into 25,527,008 common shares of AioTV at a conversion price of $0.320937 per share, and converted $576,068 of the principal amount and the accrued and unpaid interests of the $0.5 million convertible debenture issued on December 7, 2015 into 2,269,856 common shares of AioTV at a conversion price of $0.253790596 per share. After this conversion, the Company deemed that we have significant influence in AioTV and use the equity method to account for the investment in AioTV.

On May 30, 2017, the Company signed a “Note Purchase Agreement” with AioTV. Pursuant to the agreement, the valuation cap of AioTV was reduced to $0.16 million, and the Company promised to purchase $0.8 million convertible promissory note including $0.32 million existing convertible bond issued in October 2016. As the result, the Company recorded $1.3 million investment impairment in the second quarter of 2017 and invested $0.1 million and $0.38 million in the second and third quarter of 2017 in a convertible promissory note, respectively. In the third quarter of 2017, the Company recorded $0.1 million in losses to reflect its 45% interest in AioTV losses. After the recorded balance of common stock is reduced to zero, the Company records 45% of AioTV losses against our convertible promissory note investment balance until the carrying value of the convertible promissory note investment balance is reduced to zero. In the third and fourth quarter of 2017, the Company recorded $0.2 million and $0.2 million, respectively, in losses to reflect its 45% of AioTV losses. As of December 31, 2017, the Company assessed the fair value of AioTV, and recorded a $0.4 million impairment charge to this investment, reducing its book value to zero.

UiTV Media Inc. or UiTV

On October 16, 2010, the Company invested $ 30.0 million in UiTV Media Inc., or (“UiTV”), $10.0 million of which was paid by the Company’s common shares that it had the repurchased right and $20.0 million of which was paid by cash. The Company recorded this transaction as an acquisition because the Company owned 75% interest of UiTV and had the controlling rights. The transactions closed on November 8, 2010. On April 15, 2012, the Company exercised its repurchase right, and this trigged deconsolidation of UiTV from the Company’s consolidated financial statements starting from June 21, 2012 as the Company lost the controlling right due to reduced ownership from 75% to 49% and loss of a board of directors seat. As the result, the Company accounted for this investment using the equity method. From December 3, 2012 to December 31, 2015, the Company has totally purchased $35.1 million convertible bonds that bear interest at 6.5% per annum with various maturity dates, and subsequently all maturity dates were extended to December 31, 2015. In 2013 and 2014, the Company recorded a total of $9.6 million and $5.3 million, respectively, in losses for the preferred stock investment to reflect 49% interest in UiTV losses. After the value of the preferred shares was reduced to zero, the Company started to record 100% of UiTV losses against our convertible bond investment balance until the carrying value of the convertible bond investment balance was reduced to zero. Therefore, in 2014 and 2015, the Company recorded $3.6 million and $14.0 million in losses to reflect 100% of UiTV losses. At every year-end, the Company assessed the fair value of the UiTV, and recorded impairment charges of $9.1 million, $2.4 million and $6.0 million in 2013, 2014 and 2015, respectively. The convertible bond investments balance was reduced to zero as of December 31, 2015.

The Company presents the below summarized financial information of the Company’s equity method investees, other than those whose financial statements have been separately presented.

	Condensed Year Ended December 31, 2017	Condensed Year Ended December 31, 2016	Condensed Year Ended December 31, 2015
	(in thousands)	(in thousands)	(in thousands)
Operating data:
Revenue	$15	$—	$—
Gross profit	$15	$—	$—
Income (loss) from operations	$(1,906)	$950	$(9)
Net income (loss)	$(2,524)	$2,812	$(9)
Net income (loss) attributable to Equity method investees	$(1,079)	$984	$(3)

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
	(in thousands)	(in thousands)	(in thousands)
Balance sheet data:
Current assets	$14,859	$18,616	$7
Long-term assets	$148	$105	$18,238
Current liabilities	$(12,150)	$(11,669)	$(14,135)
Long-term liabilities	$—	$—	$—
Non-controlling interests	$—	$—	$—

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

The Company’s financial instruments consist principally of cash and cash equivalents, short-term investments, restricted cash, accounts receivable, long-term investments, accounts payable and certain accrued expenses. Short-term investments consist of bank notes, available-for-sale securities and term deposits with maturities longer than three months and less than one year when acquired. As of December 31, 2017 and 2016, the respective carrying values of financial instruments except for long-term investments approximated their fair values based on their short-term maturities. As of December 31, 2017, the combined fair value of the entity’s long-term investments in available-for-sale Level 3 convertible bond and redeemable securities was nil.

The following is a summary of available-for-sale investment as of December 31, 2017:

	Cost	Cash Collection	Impairment charges and equity losses	Transfer-out from available-for-sale investments	Realized gain	Estimated fair value
	(in thousands)
Shares of a private company	$479	$(479)	$—	$—	$—	$—
Convertible bonds of privately-held company	800	—	(408)	(392)	—	—
Preferred convertible shares of private company	900	—	(900)	—	—	—
Total available-for-sale investments	$2,179	$(479)	$(1,308)	$(392)	$—	$—

The following is a summary of available-for-sale investment as of December 31, 2016:

				Transfer- out
			Impairment	from available-
		Cash	charges and	for-sale	Realized	Estimated
	Cost	Collection	equity losses	investments	gain	fair value
	(in thousands)
Shares of a private company	$479	$—	$—	$—	$—	$479
Convertible bonds of a private company	800	—	—	—	—	800
Preferred convertible shares of a private company	5,200	—	(4,300)	—	—	900
Total available-for-sale investments	$6,479	$—	$(4,300)	$—	$—	$2,179

Financial assets measured and recognized at fair value on a recurring basis and classified under the appropriate level of the fair value hierarchy as described above were as follows:

	Level 1	Level 2	Level 3	Total
	(in thousands)
As of December 31, 2017
Short-term investments	$—	$—	$—	$—
Long-term investments	—	—	—	—
As of December 31, 2016
Short-term investments	—	—	479	479
Long-term investments	$—	$—	$1,700	$1,700

The following is the changes in financial assets using unobservable inputs (Level 3) for the years ended December 31, 2017, 2016 and 2015.

Amount
In thousands
As of December 31, 2014	$48,200
Less: Share of loss from associates	(13,954)
Less: Impairment charges	(8,846)
Less: Cash collection	(10,000)
Less: Transfer-out from available-for-sale investments	(10,000)
Add: New investment in convertible bonds	500
Add: Unrealized gain	(200)
As of December 31, 2015	$5,700
Less: Impairment Charges	(4,300)
Add: New investment in convertible bonds	300
As of December 31, 2016	$1,700
Less: Impairment charges	(1,308)
Less: Transfer-out from available-for-sale investments	(392)
As of December 31, 2017	$—

NOTE 7-COMMITMENTS AND CONTINGENCIES

Leases

The Company has entered into various non-cancelable operating, office space, manufacturing facilities leases. Future minimum lease payments under all non-cancelable operating leases with an initial term in excess of one year as of December 31, 2017 are as follows:

Amount
(in thousands)
2018	$1,575
2019	1,497
2020	1,013
2021	591
2022	—
Thereafter	—
Total	$4,676

Rent expense for the years ended December 31, 2017, 2016 and 2015 was $1.9 million, $1.4 million and $1.6 million, respectively.

India Department of Telecommunication Security and Supply Chain Standards

India’s Department of Telecommunications (“DOT”) requires equipment manufacturers to meet certain security and supply chain standards to the satisfaction of Indian authorities. The Company entered into these separate general security agreements with several customers in India which establish detailed security and supply chain standards covering products supplied to these telecommunication customers as required by the Indian authorities. When signing agreement in 2010, we assumed we had unlimited penalty uncertainty and no revenue was recognized for any orders associated with the DOT agreement.

In 2015, the Company reassessed the revenue recognition on these agreements and concluded the likelihood of DOT non-compliance was low. This assessment is based on several factors, including 1) decreasing activities under these customer contracts; 2) no reports or findings of any spyware or malware in the equipment supplied by the Company in the past 5 year period, which is approximately the estimated useful life of such kind of equipment; and 3) quality assurance reports about the reliability of our equipment. As a result of this assessment, the Company considered it appropriate to recognize revenue. In 2015, the Company recognized $11.8 million revenues with $5.4 million cost of goods, which included equipment revenue of $5.6 million with $5.4 million cost of goods, and equipment based service revenue of $6.2 million with $0.01 million cost of goods.

Contractual obligations and commercial commitments

Letters of credit:

The Company issues bid bond, commercial letters of credit or standby letters of credit primarily to support international sales activities outside of China and in support of purchase commitments. When the Company submits a bid for a sale, often the potential customer will require that the Company issue a bid bond or a standby letter of credit to demonstrate its commitment through the bid process. In addition, the Company may be required to issue standby letters of credit as guarantees for advance customer payments upon contract signing or performance guarantees. The standby letters of credit usually expire without being drawn by the beneficiary thereof. Finally, the Company may issue commercial letters of credit in support of purchase commitments. As of December 31, 2017, the Company’s outstanding letters of credit approximated $20.9 million. These balances are included in the balance of Short-term restricted cash and Long-term restricted cash.

Purchase commitments:

The Company is obligated to purchase raw materials and work-in-process inventory under various orders from various suppliers, all of which should be fulfilled without adverse consequences material to the Company’s operations or financial condition. At December 31, 2017, the Company had outstanding purchase commitments, including agreements that are non-cancelable and cancelable, approximating $106.3 million.

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

Uncertain Tax Positions:

As of December 31, 2017, the Company had $18.7 million of gross unrecognized tax benefits, of which $2.0 million related to tax benefits that, if recognized, would impact the annual effective tax rate. The remaining $16.7 million gross unrecognized tax benefits, if recognized, would impact certain deferred tax assets.

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

NOTE 8-COMMON STOCK REPURCHASE AND ISSUANCE

On November 12, 2014, the Company’s Board of Directors approved a share repurchase program of up to $40.0 million of its ordinary shares outstanding over the 24 months through 2016. On November 4, 2016, the Company’s Board of Directors approved an extension for this program to November 2018. For the years ended December 31, 2017, 2016 and 2015, the Company repurchased 72,739, 2,054,655 and 1,563,302 shares at the cost of $0.1 million, $4.1 million and $3.7 million, respectively. All of the repurchased shares under the repurchase program are classified as treasury shares of the Company until they are retired or reissued.

NOTE 9-COMMON STOCK AND STOCK INCENTIVE PLANS

Stock Incentive Plans

As of December 31, 2017, the Company has the stock incentive plans described below. Substantially all outstanding awards are subject to potential accelerated vesting in the event of a change in control of the Company. The Company repurchases and cancels its ordinary shares forfeited with respect to the tax liability associated with certain vesting of restricted stock and restricted stock unit grants under these plans.

2017 Equity Incentive Plan:

The 2017 Equity Incentive Plan, or (the “2017 Plan”), was approved by the Board of Director on November 4, 2016, and will expire on December 31, 2021. The 2017 Plan provides for the grant of the following types of incentive awards: (i) stock options, (ii) stock appreciation rights, (iii) restricted stock, (iv) restricted stock units, (v) performance shares and performance units, and (vi) other stock or cash awards (“Award,” collectively, “Awards”). Those who are eligible for Awards under the 2017 Plan include employees, directors and consultants who provide services to the Company and its affiliates.

The maximum aggregate number of shares that may be awarded and sold under the Plan is 2,000,000 Shares plus (i) any shares that, as of December 31, 2016, have been reserved but not issued pursuant to any awards granted under UTStarcom Holdings Corp.’s Amended and Restated 2006 Equity Incentive Plan (the “2006 Plan”), (ii) any shares subject to stock options or similar awards granted under the 2006 Plan that expire or otherwise terminate without having been exercised in full and Shares issued pursuant to awards granted under the 2006 Plan that are forfeited to or repurchased by the Company. The shares may be authorized but unissued, or reacquired common Stocks.

As of December 31, 2017, 1,165,623 shares underlying options and restricted stock awards and units were outstanding under the 2017 Plan. The 2006 Equity incentive plan expired on December 31, 2016, and 1,546,927 ordinary shares available for grant under this plan were transferred to the 2017 equity incentive plan.

Stock Award and Stock Option Activity

During 2017, the Company granted equity awards primarily consisting of restricted stock, restricted stock units, stock options and performance shares. Such awards generally vest over a period of four years from the vesting start date. Restricted stock has the voting rights of ordinary shares and the shares underlying restricted stock are issued and outstanding. As of December 31, 2017, the number of ordinary shares available for issuance pursuant to future grants under the 2017 plan, including remaining unissued shares under Prior Plans that have been transferred into the 2017 plan were 3,469,239. The 2006 Plan expired on December 31, 2016, and 960,940 shares were transferred to the 2017 Plan that was approved by the Board of Director on November 4, 2016. The following table summarizes the Company’s stock option activities:

		Weighted
	Number of	average
	shares	exercise
	outstanding	price
	(in thousands)
Options Outstanding, December 31, 2016	605	$2.78
Options Granted	—	—
Options Exercised	(52)	2.62
Options Forfeited or Expired	(309)	3.22
Options Outstanding, December 31, 2017	244	$2.26

Under the Plans, the Company granted restricted stock awards. Restricted stock awards are unvested stock awards that may include grants of restricted stock or grants of restricted stock units. Such awards generally vest over a period of four years from the date of grant. Restricted stock has the voting rights of ordinary share and the shares underlying restricted stock are considered to be currently issued and outstanding. Restricted stock units do not have the voting rights of ordinary shares, and the shares underlying the restricted stock units are not considered issued and outstanding. The expense for such awards is based on the fair market value of the shares at the date of grant and is recognized on a straight- line basis over the requisite service period. The grant of restricted stock awards is deducted from the shares available on a one to one basis for grant under the Company’s stock plan. Unvested restricted awards as of December 31, 2017 and changes during the year ended December 31, 2017 is summarized below:

		Weighted
		average
		grant date
	Shares	fair value
	(in thousands)
Total nonvested restricted stock at December 31, 2016	1,438	$2.28
Granted	76	2.34
Vested	(364)	2.27
Forfeited	(229)	3.64
Total nonvested restricted stock at December 31, 2017	921	$1.96

During 2017, 0.4 million shares of restricted stock awards vested. The total fair value of restricted stock awards vested, as measured on the date of vesting, during 2017 was $0.8 million. During 2017, the Company also granted 0.1 million restricted stock awards.

The following table summarizes significant ranges of outstanding and exercisable stock options as of December 31, 2017:

				Weighted
			Number of shares	Average	Weighted	Number of shares	Weighted
Range of			Outstanding	Remaining	Average	Exercisable	Average
Exercise Prices			as of 12/31/2017	Contractual Term	Exercise Price	as of 12/31/2017	Exercise Price
$2.24	—	$2.24	241,600	5.08	$2.24	41,650	$2.24
$4.17	—	$4.17	2,721	0.67	$4.17	2,721	$4.17
$2.24	—	$4.17	244,321	5.03	$2.26	44,371	$2.36

	Number of shares	Weighted average exercise price

Options exercisable as of December 31, 2017	44,371	$2.36
Options vested and expected to vest as of December 31, 2017	244,321	$2.26

The intrinsic value represents the total pre-tax intrinsic value and is calculated as the difference between the market value as reported by NASDAQ on December 29, 2017 of $5.63 and the exercise price of the in-the-money shares. During 2017, the total pre-tax intrinsic value of options exercised was negligible. The weighted average remaining contractual life of options exercisable was 2.08 years, and the weighted average remaining contractual life of options expected to vest was 5.03 years as of December 31, 2017. The weighted average remaining contractual life of options exercisable was 2.13 years, and the weighted average remaining contractual life of options expected to vest was 4.45 years as of December 31, 2016.

2006 Equity Incentive Plan:

The 2006 Equity Incentive Plan, or 2006 Plan, was implemented on July 21, 2006 after being adopted by the Board of Directors on June 6, 2006 and approved by the Company’s stockholders on July 21, 2006, expired on December 31, 2016. The 2006 Plan replaces the 1997 Plan, the 2001 Plan, and the 2003 Plan, (collectively, the “Prior Plans”), and no further awards will be granted pursuant to the Prior Plans. The 2006 Plan provides for the grant of the following types of incentive awards: (i) stock options, (ii) stock appreciation rights, (iii) restricted stock, (iv) restricted stock units, (v) performance shares and performance units, and (vi) other stock or cash awards. Those who are eligible for Awards under the 2006 Plan include employees, directors and consultants who provide services to the Company and its affiliates.

The maximum aggregate number of shares that may be awarded and sold under the 2006 Plan is 1,500,000 shares, which was amended on January 4, 2016, to add an additional 1,500,000 shares to the 2006 Plan, plus (i) any shares that have been reserved but remain unissued under the Prior Plans as of July 21, 2006, and (ii) any shares subject to stock options or similar awards granted under the Prior Plans that expire or become exercisable without having been exercised in full and shares issued pursuant to awards granted under the Prior Plans that are forfeited to or repurchased by the Company. As of December 31, 2016, the number of shares transferred from the Prior Plans to the 2006 plan totaled 8,474,347. As of December 31, 2016, 2,042,798 options and restricted stock awards and units were outstanding under the 2006 Plan.

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

Stock Award and Stock Option Activity

During 2016, the Company granted equity awards primarily consisting of restricted stock, restricted stock units, stock options and performance shares. Such awards generally vest over a period of one to four years from the vesting start date. Restricted stock has the voting rights of ordinary shares and the shares underlying restricted stock are issued and outstanding. As of December 31, 2015, the number of ordinary shares available for issuance pursuant to future grants under the 2006 plan, including remaining unissued shares under Prior Plans that have been transferred into the 2006 plan were 1,022,114. The 2006 Plan expired on December 31, 2016, and 960,940 shares were transferred to the 2017 Plan that was approved by the Board of Director on November 4, 2016. Therefore, as of December 31, 2016, the number of ordinary shares available for issuance was 2,960,940 under the 2017 Plan. The following table summarizes the Company’s stock option activities:

	Number of	Weighted
	shares	average
	outstanding	exercise price
	(in thousands)
Options Outstanding, December 31, 2014	558	$6.33
Options Granted	—	—
Options Exercised	(12)	3.48
Options Forfeited or Expired	(131)	7.3
Options Outstanding, December 31, 2015	415	$6.11
Options Granted	267	2.24
Options Exercised	—	—
Options Forfeited or Expired	(77)	18.79
Options Outstanding, December 31, 2016	605	$2.78

Under the 2006 Plans, the Company granted restricted stock awards. Restricted stock awards are unvested stock awards that may include grants of restricted stock or grants of restricted stock units. Such awards generally vest over a period of one to four years from the date of grant. Restricted stock has the voting rights of ordinary share and the shares underlying restricted stock are considered to be currently issued and outstanding. Restricted stock units do not have the voting rights of ordinary shares, and the shares underlying the restricted stock units are not considered issued and outstanding. The expense for such awards is based on the fair market value of the shares at the date of grant and is recognized on a straight-line basis over the requisite service period. The grant of restricted stock awards is deducted from the shares available on a one to one basis for grant under the Company’s stock plan. Unvested restricted awards as of December 31, 2016 and changes during the year ended December 31, 2016 and 2015 are summarized below:

		Weighted
		average
		grant date
	Shares	fair value
	(in thousands)
Total nonvested restricted stock at December 31, 2014	1,481	$2.9
Granted	422	$2.47
Vested	(427)	$3.07
Forfeited	(420)	$2.76
Total nonvested restricted stock at December 31, 2015	1,056	$2.72
Granted	1,124	$2.19
Vested	(624)	$2.77
Forfeited	(118)	$2.7
Total nonvested restricted stock at December 31, 2016	1,438	$2.28

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

The intrinsic value represents the total pre-tax intrinsic value and is calculated as the difference between the market value as reported by NASDAQ on December 30, 2016 of $2.0 and the exercise price of the in-the-money shares. During the years ended December 31, 2016 and 2015, the total pre-tax intrinsic value of options exercised was negligible. The weighted average remaining contractual life of options exercisable was 2.13 years, and the weighted average remaining contractual life of options expected to vest was 4.45 years as of December 31, 2016.

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

The fair values of stock-based payment awards excluding non-employee, were estimated using the Black-Scholes option pricing model with the following assumptions:

	Years ended December 31,
Stock Options:	2016	2015
Expected term in years	4.75	4.75
Weighted average risk-free interest rate	1.3%	1.5%
Expected dividend rate	0.0%	0.0%
Volatility	51.6%	72.7%

At December 31, 2017, there was approximately $0.8 million of total unrecognized compensation cost, as measured, related to unvested stock options and restricted stock and restricted stock units, which is expected to be recognized over a weighted-average period of 1.23 years.

At December 31, 2016, there was approximately $1.8 million of total unrecognized compensation cost, as measured, related to unvested stock options and restricted stock and restricted stock units, which is expected to be recognized over a weighted-average period of 1.87 years.

The following table summarizes the stock-based compensation expense recognized in the Company’s Consolidated Statement of Operations:

	Years ended December 31,
	2017	2016	2015
	(in thousands)
Cost of net sales	$12	$1	$40
Selling, general and administrative	793	2,193	1,392
Research and development	61	44	114
Total	$866	$2,238	$1,546

NOTE 10—INCOME TAXES

Cayman Islands

Under the current tax laws of Cayman Islands, the Company and its subsidiaries are not subject to tax on their income or capital gains. In addition, upon of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

United States and Foreign Income Taxes

United States and foreign income (loss) before income taxes and minority interest were as follows:

	Years Ended December 31,
	2017	2016	2015
	(in thousands)
United States	$(29,673)	$7,905	$19,717
Foreign	37,917	(6,985)	(51,037)
	$8,244	$920	$(31,320)

The components of the provision (benefit) for income taxes are as follows:

	Years Ended December 31,
	2017	2016	2015
	(in thousands)
Current
Federal	$—	$—	$—
State	—	—	—
Foreign	$2,355	$17	(5,193)
Total Current	$2,355	$17	$(5,193)
Deferred
Federal	—	—	—
State	—	—	—
Foreign	(1,092)	771	1,031
Total Deferred	(1,092)	771	1,031
Total	$1,263	$788	$(4,162)

On December 22, 2017, the Tax Act was enacted. The Tax Act significantly revises the U.S. corporate income tax by, among other things, lowering the statutory corporate income tax rate (“federal tax rate”) from 35% to 21% effective January 1, 2018, implementing a modified territorial tax system, and imposing a mandatory one-time transition tax on accumulated earnings of foreign subsidiaries.

The 21% federal tax rate will apply to the Company’s calendar year ending December 31, 2018 and each year thereafter. The Company must remeasure its deferred tax assets and liabilities (“DTA”) using the federal tax rate that will apply when the related temporary differences are expected to reverse.

The Company has $0 deemed repatriation tax liability because its foreign subsidiaries’ accumulated earnings and profits was negative as of both November 2, 2017 and December 31, 2017.

As of December 31, 2017, the Company had gross unrecognized tax benefits of approximately $18.7 million and had certain deferred tax assets and the federal tax benefit of state income tax items totaling $16.7 million. Of the total $18.7 million gross unrecognized tax benefits, $2.0 million related to tax benefits that, if recognized, would impact the annual effective tax rate. The Company has reduced its unrecognized tax benefits by approximately $1.4 million during 2017 mainly due to statute of limitations expirations.

The Company’s policy is to recognize interest expense and penalties related to the above unrecognized tax benefits as a component of income tax expense. The Company had accrued interest and penalties of approximately $0.4 million as of December 31, 2017 and approximately $0.4 million as of December 31, 2016.

The Company is subject to taxation in the U.S. federal jurisdiction and various U.S. state and foreign jurisdictions. The Company is also under audit by the taxing authorities in China on a recurring basis. The material jurisdictions that the Company is subject to examination are in the United States and China. The Company’s tax years for 2006 through 2017 are still open for examination in China. The Company’s tax years for 2009 through 2017 are still open for examination in the United States.

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

A summary of the Company’s unrecognized tax benefits is as follows:

	Years Ended December 31,
	2017	2016	2015
	(in thousands)
Beginning balance-gross unrecognized tax benefits (UTB’s)	$20,137	$22,694	$45,382
Additions based on tax positions related to the current year	—	—	48
Reductions for tax positions related to prior years	—	—	(835)
Lapse of statute of limitations	(1,409)	(2,557)	(21,901)
Ending balance—gross unrecognized tax benefits (“UTB”s)	18,728	20,137	22,694
UTB’s as a credit in deferred taxes	(14,604)	(14,604)	(14,604)
Federal benefit of state taxes	(2,063)	(2,063)	(2,063)
UTB’s that would impact the effective tax rate	$2,061	$3,470	$6,027

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

A summary of the components of net deferred tax assets is as follows:

	December 31, 2017	December 31, 2016
	(in thousands)
Deferred Tax Assets
Allowances and reserves	$(9,689)	$(8,969)
Net operating loss carryforwards	165,408	237,393
Tax credit carryforwards	60,807	67,579
Writedown/amortization of intangible assets and goodwill	1,421	5,554
Fixed assets	3,448	5,997
Demo equipment income	4,415	7,357
Other	13,230	16,352
Total Deferred Tax Assets	239,040	331,263
Deferred Tax Liabilities
Prepaid expense	(29)	736
Accrued warranties	663	(92)
Other	(330)	(334)
Total Deferred Tax Liabilities	304	310
Total Net Deferred Tax Assets	$239,344	$331,573
Less: Valuation Allowance	$(236,332)	$(329,523)
Total Net Deferred Tax Assets	3,012	2,050

As of December 31, 2017, the Company’s U.S. federal net operating loss carryforwards were $570.3 million and expire in varying amounts between 2025 and 2034. As of December 31, 2017, state net operating loss carryforwards were $292 million and expire in varying amounts between 2018 and 2038. The Company has concluded that these federal and state net operating losses did not meet the more likely than not standard contained in FASB ASC 740-10 and has therefore placed a $140.2 million valuation allowance against the related deferred tax assets. In the event the tax benefits related to the valuation allowance are realized, an immaterial amount would be credited to paid-in capital. As of December 31, 2017, the Company also had net operating loss carryforwards (“NOLs”) in China of approximately $55.7million. The China NOLs will expire in varying amounts between 2018 and 2022. The Company has also concluded that these China net operating losses did not meet the more likely than not standard and has therefore provided a $8.3 million valuation allowance against the related deferred tax assets. As of December 31, 2017, the Company had NOLs in countries other than the U.S. and China. These NOLs are approximately $102.8 million. The majority of the NOLs do not expire and can be carried forward indefinitely. However, the Company concluded majority of these losses did not meet the more likely than not standard and has therefore placed a valuation allowance of $17.7 million against the related deferred tax assets.

As of December 31, 2017, the Company has U.S. alternative minimum tax credit carryforwards of $1.0 million which have an indefinite life. The Company also has U.S. research and development credit carryforwards of $8 million, $2.5 million of the credits have an indefinite life and $5.5 million of the credits expire in varying amounts between 2018 and 2032. The Company has U.S. foreign tax credits of $51.8 million which expire in varying amounts between 2018 and 2027. The Company has concluded that these U.S. tax credit carryforwards did not meet the more likely than not standard contained in FASB ASC 740-10 and has therefore provided a $60.8 million valuation allowance against the related deferred tax assets.

The difference between the Company’s effective income tax amount and the federal statutory amount are reconciled below:

	Years Ended December 31,
	2017	2016	2015
	(in thousands)
Federal tax (benefit) at statutory rate	$2,885	$322	$(10,962)
Stock compensation expense	295	463	508
Effect of differences in foreign tax rates	(6,793)	4,475	(1,520)
FIN48 reserve	(1,478)	(2,465)	(7,433)
Change in deferred tax valuation allowance	5,971	(3,015)	14,241
Other	383	1,008	1,004
Total Tax Expense	$1,263	$788	$(4,162)

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

The CIT Law provides the reduced 15% enterprise income tax rate for qualified high and new technology enterprises. One of the Company’s China subsidiaries, HUTS, through which the majority of our business in China is conducted obtained the High and New Technology Enterprise Certificate, or (“High-tech Certificate”), from the relevant approval authorities on September 19, 2008, and thereafter were approved to pay CIT at the reduced tax rate of 15%. The approval for the reduced 15% tax rate is valid for three years and applies retroactively from January 1, 2008, subject to possible re-assessment by the approval authorities. During the re-assessment, the tax authority may suspend the implementation of the reduced 15% rate. HUTS’s High-tech Certificate renewal was approved on November 13, 2017. HUT’s approval extended the reduced 15% tax rate terms for three years . However, since HUTS is currently in significant loss position, the reduced in tax rate will not have a material adverse impact on the business or liquidity until HUTS begin to generate profit and deplete all the net operating loss carry forwards.

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

In 2017, the change in deferred tax valuation allowance of $6.0 million is primarily attributable to the tax expense related to continuing to provide full valuation allowance on the Company’s deferred tax assets at December 31, 2017 in the United States and China. In 2016, the change in deferred tax valuation allowance of $3.0 million is primarily attributable to the tax expense related to continuing to provide full valuation allowance on the Company’s deferred tax assets at December 31, 2016 in the United States and China. In 2015, the change in deferred tax valuation allowance of $14 million is primarily attributable to the tax expense related to continuing to provide a full valuation allowance on the Company’s deferred tax assets at December 31, 2015 in the United States and China.

In 2017, 2016, and 2015, there was no income tax benefit related to tax credits.

NOTE 11-OTHER INCOME, NET

Other income, net consists of the following:

	Years ended December 31,
	2017	2016	2015
	(in thousands)
Foreign exchange gains (loss)	$619	$1,459	$(190)
Gain from the currency translation adjustment	1,703	38	—
Tax reversal for expiration of the statute of limitations(1)	—	807	—
ESA loan impairment(2)	—	—	2,788
ESA loan interest(2)	—	—	1,129
Realized investment gain(3)	—	83	1,529
UiTV loan impairment(4)	—	—	(2,250)
Other	654	361	483
Total	$2,976	$2,748	$3,489

(1)                                     Previously, when the Company divested its Korean subsidiary, the Company provided a tax reserve as it offered indemnification to the buyer for the uncertain tax position arising in the periods before the divestiture. In 2016, approximately $0.8 million of such tax reserve was released due to expiration of statute of limitations.

(2)                                     The Company signed the loan agreement to for a total amount of $5.6 million in 2012. In the third quarter of 2015, the Company received $6.0 million, including $1.1 million interest income. Accordingly, $2.8 million reserve was reversed and recorded in Other income (expense), net. Therefore, all principal of the outstanding entrusted loan was collected and the contract was closed.

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

NOTE 12-NET INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net loss per share for the years ended December 31, 2017, 2016 and 2015:

	Years Ended December 31,
	2017	2016	2015
	(in thousands)
Numerator:
Net income (loss) attributable to UTStarcom Holdings Corp.	$6,981	$290	$(27,158)
Denominator:
Weighted average shares outstanding-Basic	35,467	35,806	37,003
Potentially dilutive common stock equivalents-stock options and restricted stock	709	596	—
Weighted average shares outstanding-Diluted	36,176	36,402	37,003
Net Income(loss) per share attributable to UTStarcom Holdings Corp.- Basic	$0.20	$0.01	$(0.74)
Net Income(loss) per share attributable to UTStarcom Holdings Corp.-Diluted	$0.19	$0.01	$(0.74)

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

For the year ended December 31, 2015, no potential ordinary shares were dilutive because of the net loss incurred in that year, therefore basic and dilutive EPS were the same.

For the years ended December 31, 2016 and 2017, 1.4 million and 1.2 million potential ordinary shares were dilutive.

NOTE 13-SEGMENT REPORTING

The Company’s reporting segments are as follows:

•        Equipment-Focused on our equipment sales including network infrastructure and application products. Network infrastructure products mainly include broadband products. Network application products mainly include Wireless infrastructure technologies.

•        Services-Providing services and support for our equipment products and also the new operational support segment.

The Company’s Chief Operating Decision Makers make financial decisions and resource allocations based on information they receive from their internal management system and currently evaluate the operating performance and allocates resources to the reporting segments based on segment revenue, gross profit and income (loss) before income taxes. Cost of sales and direct expenses in relation to production are assigned to the reporting segments. The accounting policies used in measuring segment assets and operating performance are the same as those used at the consolidated level.

Summarized below are the Company’s segment net sales, gross profit and income (loss) before income taxes for the years ended December 31, 2017, 2016 and 2015 based on the current reporting segment structure.

	Years ended December 31,
Net Sales by Segment	2017	% of net sales	2016	% of net sales	2015	% of net sales
	(in thousands, except percentages)
Equipment	$77,283	79%	$61,735	71%	$87,361	75%
Services	21,009	21%	24,777	29%	29,742	25%
Total Sales	$98,292	100%	$86,512	100%	$117,103	100%

	Years ended December 31,
Gross profit (loss) by Segment	2017	Gross profit %	2016	Gross profit %	2015	Gross profit %
	(in thousands, except percentages)
Equipment	$26,647	34%	$20,263	33%	$21,470	25%
Services	6,499	31%	8,093	33%	6,398	22%
Total Gross profit	$33,146	34%	$28,356	33%	$27,868	24%

	Years ended December 31,
Segment Margin and Income ( loss ) before income taxes	2017	2016	2015
	(in thousands)
Equipment	$16,847	$12,010	$12,097
Services	6,499	8,093	6,399
Total Segment Margin	23,346	20,103	18,496
General and Corporate	(15,102)	(19,183)	(49,816)
Income (loss) before income taxes	$8,244	$920	$(31,320)

General and corporate expenses include all un-allocated expenses such as sales and marketing, general and administration and common R&D expenses, equity income (loss) of associates, investment impairment, etc.

Sales are attributed to a geographical area based upon the location of the customer. Sales data by geographical area are as follows:

	Years Ended December 31,
	2017	% of net sales	2016	% of net sales	2015	% of net sales
	(in thousands, except percentages)
Net Sales by Region
China	$2,926	3%	$4,021	5%	$9,490	8%
Japan	49,185	50%	45,561	52%	57,483	49%
India	42,352	43%	33,021	38%	34,836	30%
Taiwan	3,018	3%	3,217	4%	7,904	7%
Other	811	1%	692	1%	7,390	6%
Total	$98,292	100%	$86,512	100%	$117,103	100%

Long-lived assets, consisting of property, plant and equipment, by geographical area are as follows:

	December 31,
	2017	2016
	(in thousands)
China	$1,369	$1,357
Other	345	253
Total long-lived assets	$1,714	$1,610

NOTE 14-CREDIT RISK AND CONCENTRATION

Financial Risks:

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash, cash equivalents, short-term investments and accounts and notes receivable. The Company places its temporary cash and short-term investments with several financial institutions. Approximately $46.0 million and $53.8 million of the Company’s cash and cash equivalents and short-term investments were on deposit in accounts outside the U.S. at December 31, 2017 and 2016, respectively, of which approximately $7.9 million and $13.5 million were held by subsidiaries in China.

The Company’s exposure to market risk for changes in interest rates relates primarily to its investment portfolio. The fair value of its investment portfolio would not be significantly affected by either a 10% increase or decrease in interest rates due mainly to the short-term nature of most of its investment portfolio with the exception of the available-for-sale securities. The investment classified as available-for-sales securities is reported at fair value. It will be measured subsequently at fair value on the balance sheets with unrealized gains and losses will be recorded in accumulated other comprehensive income (loss) in shareholders’ equity. Any negative events or deterioration in financial well-being with respect to the counterparties of the long-term investments and the underlying collateral may cause material losses to the Company and have a material effect on the Company’s financial condition and results of operations. In addition, the Company’s interest income can be sensitive to changes in the general level of U.S. and China interest rates since the majority of its funds are invested in instruments with maturities of less than one year. In a declining interest rate environment, as short-term investments mature, reinvestment occurs at less favorable market rates. Given the short-term nature of certain investments, declining interest rates will not negatively impact the Company’s investment income.

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

Concentration of Credit Risk and Major Customers:

At December 31, 2017 and 2016, the Company’s accounts receivable balance included amounts due from Softbank and its affiliates, representing approximately 2% and 57% of the Company’s total accounts receivable, net of allowances for doubtful accounts, respectively.

The following customers accounted for 10% or more of the Company’s net revenues:

	For the years ended December 31,
	2017	2016	2015
Softbank and affiliates	40%	50%	47%
Bharat Sanchar Nigam Ltd. and affiliates	39%	35%	17%

Country Risks:

Approximately 3%, 5% and 8% of the Company’s sales for the year ended December 31, 2017, 2016, and 2015, respectively, were from China. Accordingly, the political, economic and legal environment, as well as the general state of China’s economy may influence the Company’s business, financial condition and results of operations. The Company’s operations in China are subject to special considerations and significant risks not typically associated with companies in the United States. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Company’s results may be adversely affected by, among other things, changes in the political, economic and social conditions in China, and by changes in governmental policies with respect to laws and regulations, changes in China’s telecommunications industry and regulatory rules and policies, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation.

In addition, the major customers of the Company are Japan-based customers and India-based customers. Therefore, our results of operations may be adversely affected by the political and business relationship between as well as other events affecting Japan or India in general. From time to time there have been tensions and conflicts among China, Japan and India. Adverse changes in political and economic policies, geopolitical uncertainties, and international conflicts may lead to a reduction in our sales. Any future conflicts among China, Japan and India have an adverse impact on the political and business relationship of the countries. Furthermore, events affecting Japan or India in general, such as natural disasters, or a local currency devaluation may also have a negative impact on our business, financial condition and results of operations.

NOTE 15-RELATED PARTY TRANSACTIONS

In 2016, the Company paid $0.2 million to Tim Ti, the Chief Executive Officer of the Company, for remuneration for service to Virtual Gateway Labs, Inc.. These amounts were expensed as employee compensation.

NOTE 16-SUBSEQUENT EVENTS

On March 28, 2018, the Company became a shareholder of Hangzhou uSTAR Technologies Limited ,or (“uSTAR”), a newly established JV Company, UT owns 49% equity interest of uSTAR and will make capital injection of $2.2 million subsequently. uSTAR will offer individual ‘smart appliances’ that further capitalize on our IT expertise while expanding the market opportunity. In addition to the development of smart refrigerators, uSTAR will provide a comprehensive retail automation solution for the fast-growing Chinese smart retail store market.  The product line includes smart shopping machines with hardware and software support. Smart retail solutions are expected to enhance the customer experience and save operating costs.  The product utilizes integrated technologies such as facial recognition, image analysis, behavior identification, load sensor, RFID, and mobile payment.  Moreover, the cloud-based operations center will offer various types of value-added services, enabling the real-time interaction of people, products and localities.

SCHEDULE I

UTSTARCOM HOLDINGS CORP. (UNCONSOLIDATED-PARENT COMPANY BASIS)

REGISTRANT BALANCE SHEETS

(In thousands, except par value)

	December 31,
	2017	2016
	(in thousands)
ASSETS
Investment in subsidiaries	$101,817	$93,973
Total assets	101,817	93,973
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable-intercompany	10,825	11,232
Total current liabilities	10,825	11,232
Total liabilities	10,825	11,232
Stockholders’ equity:
Ordinary shares: $0.00375 par value; 250,000 authorized shares; 39,363 and 39,009 shares issued at December 31, 2017 and December 31, 2016, respectively; 35,506 and 35,225 shares outstanding at December 31, 2017 and December 31, 2016, respectively	122	122

Additional paid-in capital	1,263,007	1,262,005
Treasury stock, at cost: 3,857 and 3,784 shares at December 31, 2017 and December 31, 2016, respectively	(8,374)	(8,234)
Accumulated deficit	(1,226,174)	(1,233,154)
Accumulated other comprehensive income	62,411	62,002
Total stockholders’ equity	90,992	82,741
Total liabilities and stockholders’ equity	$101,817	$93,973

The accompanying notes are an integral part of these consolidated financial statements.

UTSTARCOM HOLDINGS CORP. (UNCONSOLIDATED-PARENT COMPANY BASIS)

CONDENSED INFORMATION AS TO THE RESULTS OF OPERATIONS OF THE REGISTRANT

(In thousands)

	Years ended December 31,
	2017	2016	2015
	(in thousands)
Sales
Unrelated parties	$—	$—	$—
Related parties	—	—	—
Intercompany	—	—	—
Cost of sales
Unrelated parties	—	—	—
Related parties	—	—	—
Intercompany	—	—	—
Gross profit	—	—	—
Operating expenses:
Selling, general and administrative	852	671	928
Research and development	—	—	—
Total operating expenses	852	671	928
Operating loss	(852)	(671)	(928)
Interest income	—	—	—
Interest expense	—	—	—
Other income, net	—	—	—
Loss before income taxes and equity in loss of affiliated companies	(852)	(671)	(928)
Equity in net income (loss) of affiliated companies	7,833	803	(26,230)
Income tax benefit (expense)	—	—	—
Net income (loss) and comprehensive income (loss)	$6,981	$132	$(27,158)

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

The Company records its investment in subsidiaries under the equity method of accounting as prescribed in ASC 323-10, “ The Equity Method of Accounting for Investments in Common Stock. ” Such investment is presented on the balance sheet as “Investment in affiliated companies” and the subsidiaries’ profit or loss are recognized based on the effective shareholding percentage as “Equity in net income (loss) of affiliated companies” on the results of operations.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

The Company is a shell company and does not have any activities. Operating expenses for the Company for the years ended December 31, 2017, 2016 and 2015 consisted mainly of the retaining fee for the Board of Directors, its director and officer insurance expenses and the expenses associated with investor relations. As the Company does not have any cash activity, the recorded expenses were paid on behalf of the Company by UTStarcom, Inc., its subsidiary, and statements of cash flows have been omitted.

SCHEDULE II

UTSTARCOM HOLDINGS CORP.

VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

For the Years Ended December 31, 2017, 2016, and 2015

Description	Balance at beginning of the period	Charged (credited) to costs and expenses	Credited to other accounts		(Deductions) Adjustments (1)	Balance at end of the period

Year ended December 31, 2017
Allowance for doubtful accounts	$2,339	$(56)	$154		$—	$2,437
Tax valuation allowance	$329,523	$6,162	$—		$(99,353)	$236,332
Year ended December 31, 2016
Allowance for doubtful accounts	$4,564	$1,564	$—		$(3,789)	$2,339
Tax valuation allowance	$328,397	$(3,016)	$4,142		$—	$329,523
Year ended December 31, 2015
Allowance for doubtful accounts	$10,877	$103	$—		$(6,416)	$4,564
Tax valuation allowance	$368,672	$(11,090)	$(29,185	)(2)	$—	$328,397

(1)              Represents write-offs of allowance for doubtful accounts and foreign exchange adjustments.

(2)              Includes $3 million removal of tax valuation allowance for expiration of net operating loss carryforwards in China and $27 million for utilization of foreign tax credits in US.