Form 20-F
period 2019-12-31
UTSTARCOM HOLDINGS CORP.
filed 2020-04-29
CIK 1030471

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

Commission file number: 001-35216

UTStarcom Holdings Corp.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

4th Floor, South Wing, 368 Liuhe Road, Binjiang District, Hangzhou, P.R. China
(Address of principal executive offices)

Investor Relations 4th Floor, South Wing, 368 Liuhe Road, Binjiang District, Hangzhou, P.R. China Phone: (86-571) 8192-8888 UTSI-IR@utstar.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

None

Securities registered pursuant to Section 12(g) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary Shares, $0.00375 par value	UTSI	The NASDAQ Stock Market LLC

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

NONE
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 35,524,950 ordinary shares, par value US$0.00375 per share.

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

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2019, 2018 and 2017.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at the rate of RMB 6.9618 to $1.00, the noon buying rate on December 31, 2019, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. Key Information-D. Risk Factors-Risks Relating to Conducting Business in China-Fluctuation in the value of the RMB relative to the U.S. dollar could affect our operating results and may have a material adverse effect on your investment.”

This annual report also contains translations of certain Indian Rupee amounts into U.S. dollars at the rate of INR 71.36 to $1.00, the noon buying rate on December 31, 2019, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Indian Rupee or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Indian Rupee, as the case may be, at any particular rate or at all. Fluctuation in the value of the Indian Rupee may have a material adverse effect on your investment. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business-Currency rate fluctuations may adversely affect our cash flow and operating results.”

This annual report also contains translations of certain Japanese Yen amounts into U.S. dollars at the rate of JPY 108.67 to $1.00, the noon buying rate on December 31, 2019, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Japanese Yen or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Japanese Yen, as the case may be, at any particular rate or at all. Fluctuation in the value of the Japanese Yen may have a material adverse effect on your investment. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business-Currency rate fluctuations may adversely affect our cash flow and operating results.”

Our ordinary shares are listed on the NASDAQ Stock Market, or NASDAQ, under the symbol “UTSI”. On March 21, 2013, we effected a one-for-three reverse share split of our ordinary shares. Unless otherwise specified, all share and per share information in this annual report has been retroactively adjusted to reflect this reverse share split.

On June 24, 2011, we effected a merger, or the Merger, to reorganize the corporate structure of UTStarcom, Inc., a Delaware corporation incorporated in 1991, and its subsidiaries. The Merger resulted in shares of the common stock of UTStarcom, Inc. being converted into the right to receive an equal number of ordinary shares in our capital, which were issued by us in connection with the Merger. Following the Merger, UTStarcom, Inc. became our wholly owned subsidiary and we became the parent company of UTStarcom, Inc. and its subsidiaries. See “Item 4. Information on the Company-C. Organizational Structure” for a list of our subsidiaries. We, together with our subsidiaries, continue to conduct our business in substantially the same manner as was conducted by UTStarcom, Inc. and its subsidiaries. The transaction was accounted for as a legal re-organization of entities under common control. Accordingly, we have prepared our consolidated financial statements as if the current corporate structure had been in existence throughout all relevant periods. Our consolidated financial statements prior to the Merger reflect the financial position, results of operations and cash flows of UTStarcom, Inc. and its subsidiaries. Our consolidated financial statements as of December 31,

2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 reflect our financial position, results of operation and cash flows.

PART I

ITEM 1-IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2-OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3-KEY INFORMATION

A.  Selected Financial Data

The following selected consolidated statement of comprehensive income (loss) data for the years ended December 31, 2019, 2018 and 2017 and the selected consolidated balance sheet data as of December 31, 2019 and 2018 have been derived from our audited financial statements included elsewhere in this annual report. The selected consolidated financial data should be read in conjunction with those financial statements and the accompanying notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

Our selected consolidated statement of operations data for the years ended December 31, 2016 and 2015 and our consolidated balance sheets as of December 31, 2017, 2016 and 2015 have been derived from our audited consolidated financial statements, which are not included in this annual report.

	Years Ended December 31,
	2019	2018	2017	2016	2015
	(in thousands, except per share amount)
Consolidated Statement of Operations Data:
Net sales(1)	$65,623	$115,944	$98,292	$86,512	$117,103
Gross profit	$24,157	$32,268	$33,146	$28,356	$27,868
Operating income (loss)	$(6,137)	$4,367	$6,516	$1,708	$(4,989)
Net income (loss)	$(3,913)	$4,820	$6,981	$290	$(27,158)
Net income (loss) per share-Basic	$(0.11)	$0.14	$0.20	$0.01	$(0.74)

(1)

The sales decrease from 2015 to 2016 was mainly caused by lower market demand for old products as we streamlined our business to focus more on high-gross margin products after we announced our new strategy in June 2015. In 2018, we recognized revenues in accordance with Accounting Standard Update 2014-09 - Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). The disclosure for the quantitative effect and the significant changes between the reported results under the new standard and those that would have been reported under legacy GAAP (i.e., ASC 605), please see Note 2 to our Consolidated Financial Statements included under Part III, Item 18 of annual report for the year ended December 31, 2018 on the form of 20-F, which was not incorporated in this annual report. The decreased revenue in 2019 was from India and Japan, due to the lower demand requirement from our two major customers.

	Years Ended December 31,
	2019	2018	2017	2016	2015
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$34,966	$57,049	$79,749	$83,922	$77,050
Working capital	$88,045	$90,362	$78,549	$75,850	$63,818
Total assets	$151,303	$177,435	$187,044	$178,703	$198,379
Total short-term debt	$—	$—	$—	$—	$—
Long-term debt	$—	$—	$—	$—	$—
Total UTStarcom Holdings Corp. shareholders’ equity	$99,188	$102,166	$90,992	$82,741	$83,777

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

We reported a net loss of $3.9 million, and net income of $4.8 million, and $7.0 million for the years ended December 31, 2019, 2018 and 2017, respectively. As of December 31, 2019, we had $35.0 million in cash or cash equivalents. Our management considered our current financial status, business operation, market strategy, and product development in the twelve months following the issuance date of this report and believes that we will have sufficient liquidity to finance our anticipated operations, capital expenditure requirements and new business acquisitions and investments, as well as achieve projected cash collections from customers and contain expenses and cash used in operations over that period. However, we may not achieve such operating performance and our management expects to continue to implement our liquidity plans, including reducing operating expenses and improving cash collections and receivable turnover. If we cannot successfully implement our liquidity plans, it may be necessary for us to make significant changes to our business plans and strategy to maintain adequate liquidity. In addition, various other factors may negatively impact our liquidity, such as:

•	our inability to achieve planned operating results, which may increase liquidity requirements beyond those considered in our business plans;
•	our growth initiatives, which may increase liquidity requirements beyond those considered in our business plans;
•	changes in our business conditions or the financial markets that could limit our access to existing credit facilities or make new sources of financing more-costly or commercially unviable; and
•	changes in China’s currency exchange control regulations, which could limit our ability to access cash outside of China to meet liquidity requirements for our operations in China, or vice-versa.
•	changes in the public health crisis of COVID-19, which could affect the Company’s liquidity.

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

We have a strategic plan in place and expect that this plan in time will result in an optimized revenue profile and improve our margins. While we continue to execute and modify our plan to align with market changes, we may not be successful in reducing our costs, improving our efficiencies, or expanding our margins. If our current or future strategic plans for the business of our company are not as successful as originally anticipated, or at all, our company, financial prospects and results of operations may be materially and adversely affected.

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

Our restructuring may also have other adverse consequences, such as employee attrition beyond our planned reduction in the workforce, the loss of employees with valuable knowledge or expertise, a negative effect on employee morale and gains in competitive advantages by our competitors. Our restructuring may also place increased demands on our personnel and could adversely affect our ability to attract and retain talent, develop and enhance our products and services, service our existing customers, achieve our sales and marketing objectives and perform our accounting, finance and administrative functions.

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

We have experienced significant changes in our management and our Board of Directors, or Board, in recent years. In 2016, we appointed a new chief executive officer, a new chief operating officer and a new director to the Board. Additionally, in November 2017, one of our directors was replaced. In September 2019, two of our directors were replaced resulting from the sale of 9.2 million shares by Shah Capital Opportunity Fund and Mr. Hong Liang Lu (“Selling Shareholders”) to Tongding Interconnection Information Co., Ltd. (“TDI”). In March 2020, the Chief Executive Officer (“CEO”) took a temporary medical leave of absence, and our Board of Directors appointed an acting CEO. In May 2020, the Vice Present of Finance will resign from the Company. Future change of shareholders may also cause further changes in our management and our Board of Directors. Although we have endeavored to implement any director and management transition in a non-disruptive manner, any such transition might impact our business, and give rise to uncertainty among our customers, investors, vendors, employees and others concerning our future direction and performance, which may materially and adversely affect our business, financial condition, results of operations and cash flows, and our ability to execute our business model.

In addition, because certain members of our management and Board have served in their respective capacities for only limited durations, we face the additional risks that these persons:

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

Although we have collaborated with Softbank since 2008, Softbank may not continue working with us in the future, whether due to changes in management preferences, business strategy, corporate structure or other factors. Softbank previously was one of our principal shareholders. On January 14, 2014, Softbank sold its entire stake in our Company, consisting of 4,883,875 ordinary shares. We repurchased 3,883,875 ordinary shares, and Shah Capital Opportunity Fund LP, one of our shareholders, purchased 1,000,000 ordinary shares, for a price of $2.54 per ordinary share. After the consummation of the transaction, Softbank was no longer a related party. In 2019 and 2018, our net sales to Softbank totaled approximately $13.5 million and $31.9 million, respectively, representing approximately 21% and 28%, respectively, of our total net sales in 2019 and 2018. Our net sales to BSNL totaled approximately $31.8 million and $67.0 million, respectively, representing approximately 48% and 58%, respectively, of our total net sales in 2019 and 2018. We anticipate that our dependence on Softbank and BSNL will continue for the foreseeable future.

Consequently, our failure to continue collaborating with Softbank and BSNL may adversely affect our business, financial conditions and results of operations. Any of the following events may cause material fluctuations or declines in our net sales or liquidity position and have a material adverse effect on our financial condition and results of operations:

•	changes in the regulatory environment in Japan or India that adversely affect the Softbank or BSNL businesses that we supply;
•	changes in the commercial environment in Japan or India that adversely affect the Softbank or BSNL businesses we supply;

•	changes in the trade barriers in Japan or India that adversely affect the Softbank or BSNL businesses we supply;
•	Softbank or BSNL’s collaborations with our competitors;
•	local manufacture requirement;
•	reduction, delay or cancellation of contracts from Softbank or BSNL;
•	the success of Softbank or BSNL utilizing our products; and
•	failure of Softbank or BSNL to make timely payment for our products and services.

Failure of BSNL to make timely payment for our products and services.

BSNL is UTStarcom's long-time customer in India. In particular, our Company took on several major projects during the past few years involving the supply of telecom equipment, installation and commissioning, as well as annual maintenance contracts, and accumulated a significant amount of Accounts Receivable (“AR”).  The process of collecting payments from BSNL is taking longer than we had anticipated. As of December 31, 2019, the gross AR amount owed by BSNL to the Company was approximately $53.9 million (INR 3.8 billion).

Our Company has two types of contracts with BSNL. The first type is an annual maintenance contract for regular maintenance service provided to BSNL’s existing system. The revenue for this type of service is recognized after service is rendered and certified by BSNL. Payment is due upon BSNL’s acceptance of the invoices. The second type of contract is related to projects. Normally a project is comprised of two parts: provision of communication equipment and installation services.

For project equipment sales, the payment term of a typical project contract requires substantial payment (50% to 60%) upon equipment delivery and the rest to be paid over time. We issue invoices to BSNL requesting payment when certain contractual milestones are reached. Payment is due upon BSNL’s acceptance of the invoice.  For the service component of a project, an invoice is submitted and payment is due after services are rendered and accepted.  For sale of both equipment and services, the payment process normally is about 90 days.

Based on the contract terms and the payment history of BSNL, the time period between the delivery of our goods or services and payment receipts is no more than one year, thus there is no financing component in our contracts with BSNL. The total contract amount was recorded as revenue when revenue recognition criteria were met. Correspondingly, the accounts receivable resulting from those BSNL revenues are trade receivables generated during the normal course of business and not financing receivables.

UTStarcom and other equipment providers shipped substantial amounts of equipment to BSNL in 2018 to support BSNL’s network expansion. However, BSNL was delinquent in paying its suppliers as its financial condition deteriorated. Only a limited amount of the outstanding BSNL receivable was collected in 2019 until the end of 2019 when an $8 million was collected. This situation not only adversely affected selling expenses due to a higher AR allowance for doubtful accounts, it also disrupted our normal revenue and cash flow stream. See “Item 5-Operating and Financial Review and Prospect”.

As a 100% state-owned enterprise, BSNL operates under the guidance of India’s Telecommunication Ministry (the “Telecom Ministry”). The Telecom Ministry had been working to rectify BSNL’s financial situation throughout 2019. On October 23, 2019, the Indian government approved a revival plan for BSNL, which includes a $3.3 billion voluntary retirement scheme, a $3.4 billion 4G spectrum allocation and $2.1 billion of sovereign bonds for funding operations and the 4G upgrade. The Indian government also authorized BSNL to monetize $5.4 billion of its assets, such as real estate, optical fiber, and towers. Additionally, the Indian government approved a half billion USD loan guarantee for BSNL in order to raise funds to settle its outstanding vendor payments.

We assessed the current situation and financial outlook for BSNL. Based on the formal financial backing of the Indian government, we believe collectability is probable.  We have received partial payment at the end of 2019, and every month in 2020 through April 2020. However, timing of future payments for remaining open Accounts Receivable is uncertain. We are closely monitoring BSNL’s financial and payment activities and accordingly will adjust our AR reserve quarterly.

Investigation by Taiwan Investment Commission (“TWIC”) may cause significantly negative impacts on our business in Taiwan

In February 19, 2019, UTStarcom Taiwan Ltd. (“UTTW”), one of our wholly-owned subsidiaries, received an investigation letter from Taiwan Investment Commission (the “TWIC”) of the Ministry of Economic Affairs (the “MOEA”) requesting UTTW to provide information in relation to its shareholders background.

According to the current Taiwan laws and regulations, once the total shareholding in a Taiwan company, directly or indirectly owned by PRC individuals or entities, exceeds 1/3 of the equity interests in this Taiwan company, such company will not be allowed to participate in the operations of certain industries, which includes some of our existing business of UTTW.

Considering the total shareholding in UTTW, directly or indirectly owned by PRC individuals or entities, has exceeded 1/3 of total equity interests, UTTW had to transfer all of our Taiwan business to an unaffiliated local company at the end of August 2019. The liquidation process of UTTW was triggered on December 9, 2019, the dissolution registration was approved by Taipei municipal government on March 9, 2020 and the other formalities will be carried out in due course.

In 2019, 2018 and 2017, the net sales contributed from the Taiwan market were $3.7 million, $6.4 million and $3.0 million, which accounted for 6%, 6% and 3% of our total net sales in 2019, 2018 and 2017, respectively. The closing of UTTW will have a negative impact on our business and overall financial condition.

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

Changes in government trade policies could limit the demand for our equipment and increase the cost of our equipment.

General trade tensions between the United States and China escalated beginning in 2018. In each of July, August and September 2018, June and September 2019, and February 2020, the U.S. government imposed new or higher tariffs on specified imported products originating from China in response to what the U.S. government characterizes as unfair trade practices. The Chinese government responded to each of these rounds of U.S. tariff changes by imposing new or higher tariffs on specified products imported from the United States. Higher duties on existing tariffs and further rounds of tariffs have been announced or threatened by U.S. and Chinese leaders.

The imposition of tariffs by the U.S. and Chinese governments and the surrounding economic uncertainty may have a negative impact on the telecommunications equipment industry. Depending upon their duration and implementation, as well as our ability and available alternatives to mitigate their impact, these tariffs could materially affect our business, including in the form of increased cost of goods sold, increased pricing for customers, and reduced sales. In addition, any changes in trade policies between China and certain trading partners could trigger retaliatory actions by affected countries, resulting in further cost escalations and reduced demand for our products. Our access to parts and ability to sell our products could also be impacted by other trade-related factors, such as restrictions on the sale of certain parts into China, or government-promoted “buy local” campaigns.

Competition in our markets may lead to reduced prices, revenues and market share.

We currently face and will continue to face intense competition from both domestic and international companies in our target markets, many of which may operate under lower cost structures and have much larger sales forces than we do. Additionally, other companies not presently offering competing products may also enter our target markets. Many of our competitors have significantly greater financial, technical, product development, sales, marketing and other resources than we do. As a result, our competitors may be able to respond more quickly to new or emerging technologies and changes in service provider requirements. Our competitors may also be able to devote greater resources than we can to the development, promotion and sale of new products. These competitors may be able to offer significant financing arrangements to service providers, which may give them a competitive advantage in selling systems to service providers with limited financial resources. In many of the developing markets in which we operate or intend to operate, relationships with local governmental telecommunications agencies are important to establish and maintain through permissible means. In many such markets, our competitors may have or be able to establish better relationships with local governmental telecommunications agencies than we have, which could result in their ability to influence governmental policy formation and interpretation to their advantage. Additionally, our competitors might have better relationships with their third-party suppliers and obtain component parts at reduced rates, allowing them to offer their end products at reduced prices. Moreover, the telecommunications and data transmission industries have experienced significant consolidation, and we expect this trend to continue. Increased customer concentration may increase our reliance on larger customers and our bargaining position and profit margins may suffer.

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

We purchase certain key components and materials, such as chipsets, used in our products from authorized distributors of sole source suppliers. We do not have direct contractual arrangements with the sole source suppliers of chipsets used in our products. If we are unable to obtain high-quality components and materials in the quantities required and at the costs specified by us, we may not be able to find alternative sources on favorable terms, in a timely manner, or at all. Our inability to obtain or to develop alternative sources if and as required could result in delays or reductions in manufacturing or product shipments. From time to time, there may be shortages of certain products or components. Moreover, the components and materials we purchase may be inferior quality products. If an inferior quality product supplied by a third-party is used in our end product and causes a problem, our end product may be deemed responsible and our competitive position, reputation and business could suffer.

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

Our business is subject to risk from changing foreign exchange rates as a substantial part of our business was conducted in a variety of currencies other than the U.S. dollar. In 2019, a majority of our sales were made in India and denominated in Indian Rupee. The value of INR against the U.S. dollar and other currencies fluctuate and is affected by, among other things, changes in the respective country’s monetary or fiscal policies and political and economic conditions and supply and demand in local markets. Over the past 3 years, INR fluctuated about 6%, 9% and 2% against the U.S. dollar in 2017, 2018 and 2019 respectively. In addition, significant sales were denominated in Japanese Yen and most of our inventory purchases and operating expenses were denominated in Renminbi.  Adverse movements in currency exchange rates may negatively affect our cash flow and operating results. In aggregate, we recorded a net foreign currency gain of $0.6 million in 2017, a net foreign currency loss of $2.6 million in 2018, and a net foreign currency loss of $3.9 million in 2019. We currently do not use forward and option contracts to hedge against the risk of foreign currency rate fluctuation in the eventual net cash inflows and outflows resulting from foreign currency denominated transactions with customers, suppliers, and non-U.S. subsidiaries. We are limited in our ability to hedge our exposure to rate fluctuations in certain currencies, including the Renminbi and Indian Rupee, primarily due to governmental currency exchange control regulations that restrict currency conversion and remittance. As a result, fluctuations in foreign currencies may have a material impact on our business, results of operations and financial condition.

Currency exchange control and government restrictions on dividends may impact our ability to transfer funds outside of the China and India.

A significant portion of our business is conducted in China where the currency is the RMB and in India where the currency is the INR. Regulations in China and India permit foreign owned entities to freely convert the RMB or INR into foreign currency for transactions that fall under the “current account,” which includes trade related receipts and payments. Accordingly, our PRC or Indian subsidiaries may use RMB or INR to purchase foreign exchange for settlement of such “current account” transactions without pre-approval. However, pursuant to applicable regulations in China, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In calculating accumulated profits, foreign investment enterprises in China are required to allocate at least 10% of their realized profits each year, if any, to fund certain reserves, until these reserves have reached 50% of the registered capital of the enterprises.

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

From time to time, we make financial and/or strategic investments in third party businesses. We cannot be certain that such investments will be successful. In certain instances, we have lost part or all of the value of such investments, resulting in a financial loss and/or the loss of potential strategic opportunities. We recognize an impairment charge on our investment when a decline in the fair value of such investment below the cost basis is judged to be other-than-temporary. In making this determination, we review several factors to determine whether the losses are other-than-temporary, including but not limited to: (i) the length of time the investment was in an unrealized loss position, (ii) the extent to which fair value was less than cost, (iii) the financial condition and near term prospects of the issuer, and (iv) our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value. For the years ended December 31, 2019 and 2018, we recorded impairment charges of nil and $0.4 million related to investments, respectively. If we have to write down or write-off our investments, or if potential strategic opportunities do not develop as planned, our financial performance may suffer. Moreover, these investments are often illiquid, such that it may be difficult or impossible for us to monetize such investments.

We could incur asset impairment charges for long-lived assets or long-term investments, which could negatively affect our future operating results and financial condition.

As of December 31, 2019, we had long-lived assets and long-term investments. We perform periodic assessments for any possible impairment of long-lived assets and long-term investments for accounting purposes. We review the recoverability of the carrying value of long-lived assets held and used and long-lived assets to be disposed of whenever events or changes in circumstances indicate that the carrying value of the assets or asset groups may not be recoverable. Any such charge may adversely affect our operating results and financial condition.

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

Product defects or performance quality issues could cause us to lose customers and revenue or to incur unexpected expenses. Many of our products are highly complex and may have quality deficiencies resulting from the design or manufacturing of such product, or from the software or components used in the product. Often these issues are identified prior to the shipment of the products and may cause delays in market acceptance of our products, delays in shipping products to customers, or the cancellation of orders. In other cases, we may identify the quality issues after the shipment of products. In such cases, we may incur unexpected expenses and diversion of resources to replace defective products or correct problems. Such pre-shipment and post-shipment quality issues could result in delays in the recognition of revenue, loss of revenue or future orders, and damage to our reputation and customer relationships. In addition, we may be required to pay damages for failed performance under certain customer contracts, and may receive claims from customers related to the performance of our products.

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

We face risks related to outbreaks of health epidemics, natural disasters, and other extraordinary events, which could significantly disrupt our operations and adversely affect our business, financial condition or results of operations.

In December 2019, a novel and deadly strain of coronavirus was reported, and started to circulate widely in January 2020. On January 30, 2020, the World Health Organization declared this COVID-19 outbreak a health emergency of international concern. On February 28, 2020, the World Health Organization increased the assessment of this risk of spread and the risk of impact of COVID-19 to very high at global level. In March 2020, the World Health Organization declared the COVID-19 a pandemic. Chinese government actions to control and prevent the spreading of COVID-19 in China resulted in the temporary closure of our headquarters, factory, and other offices in February and March 2020. Actions by governments in other affected countries resulted in further office closures around the world. Although we were able to shift a significant portion of our employees to work from home, we still experienced reduced productivity, delayed shipments, and diminished marketing activity. Although the Chinese government started to gradually reduce health-related restrictions, and our operations in China are steadily returning to normal and we have adopted and implemented health protocols allowing half of the employees to work onsite, the global pandemic has affected our global operations to date, including operations in India, Japan and United States outside of China. In India, we expect government health-related actions to have a material impact on our financial condition. We have a large overdue receivable from a major customer in India; we expect delays in payments due to COVID-19 containment actions in that country. Although we expect the global COVID-19 disruption to be temporary, there is uncertainty around the duration of the disruption and the possibility of other effects on our business. In the event that this pandemic cannot be effectively and timely contained, our ability to consistently offer products and services in the future may be significantly disrupted, and may adversely affect our business operations, financial condition and operating results for 2020, including but not limited to negative impact to the Company’s total revenues, slower collection of accounts receivables and additional allowance for doubtful accounts.

In general, the Company, its employees, and its business partners are vulnerable to epidemics, natural disasters and other calamities, including fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks, and any other similar event that may give rise to a loss of personnel, damages to property, server interruptions, breakdowns, technology platform failures or internet failures. In such cases, our operations could be materially and adversely affected.  Any such occurrences could cause severe disruption to our daily operations, and may even require a temporary closure of our offices.  Such closures may disrupt our business operations and adversely affect our results of operations.

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

As of December 31, 2019, we have identified material weakness in our internal control over financial reporting and have concluded that our internal controls over financial reporting were not effective as of December 31, 2019. The requirements of Section 404 of the Sarbanes-Oxley Act are ongoing and also apply to future years. We expect that our internal control over financial reporting will continue to evolve as we continue in our efforts to transform our business. Although we are committed to continue to improve our internal control processes and we will continue to diligently and vigorously review our internal control over financial reporting in order to ensure compliance with the Section 404 requirements, any control system, regardless of how well designed, operated and evaluated, can provide only reasonable, not absolute, assurance that its objectives will be met. In addition, successful remediation of the control deficiencies identified as of December 31, 2019 is dependent on our ability to hire and retain qualified employees and consultants. Therefore, we cannot be certain that in the future additional material weakness or significant deficiencies will not exist or otherwise be discovered. See ”Item 15-Controls and Procedures” contained in UTStarcom Holdings Corp.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019”.

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

We prepare our financial statements in U.S. dollars, while we conduct a significant portion of our operations in China where the only legitimate currency for use within is RMB. The value of RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s monetary or fiscal policies and political and economic conditions and supply and demand in local markets. Since July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Following the removal of the U.S. dollar peg, the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has started to appreciate slowly against the U.S. dollar, though there have been periods when the U.S. dollar has appreciated against the RMB. On August 11, 2015, the People’s Bank of China (“PBOC”) allowed the RMB to depreciate by approximately 2% against the U.S. dollar. Since then and until the end of 2016, the RMB has depreciated against the U.S. dollar by approximately 10%. Over 2017, RMB rose almost 6.3% against the U.S. dollar partly because of the weakened U.S. dollar but mainly due to Chinese government’s policy to keep the currency stable in avoidance of capital flight outside of China. Over 2018, RMB depreciated almost 5.7% against the U.S. dollar. Over 2019, RMB depreciated almost 1.23% against the U.S. dollar.

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

The Enterprise Income Tax Law, or the EIT Law, provides that enterprises established outside of China whose “de facto management bodies” are located within China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate on their worldwide income (including dividend income received from subsidiaries). Under the Implementing Regulations for the EIT Law, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. The State Administration of Taxation (“SAT”), issued the Notice of the State Administration of Taxation on Issues Concerning the Determination of Chinese-Controlled Enterprises Registered Overseas as Resident Enterprises on the Basis of Their Bodies of Actual Management, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. Since substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC-resident enterprise. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and the results of operations, although dividends distributed from our PRC Subsidiaries to us could be exempted from Chinese dividend withholding tax, since such income is exempted under the EIT Law for PRC-resident recipients.

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

In addition, pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice on the Issues concerning the Application of the Dividend Clauses of Tax Agreements issued by the SAT on February 20, 2009, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. On October 14, 2019, SAT promulgated the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits, or SAT Circular 35, which became effective on January 1, 2020. SAT Circular 35 provides that Non-resident taxpayers' enjoyment of treaty benefits shall be handled in the manner of “self-assessment, claim for and enjoyment of treaty benefits, and retention of relevant materials for review”. If a non-resident taxpayer determines through self-assessment that he or she is eligible for treaty benefits, he or she may, when filing tax returns, or when a withholding agent files withholding returns, enjoy tax treaty benefits, and collect and retain relevant materials for review in accordance with the provisions of SAT Circular 35 and accept the follow-up administration of tax authorities. Accordingly, UTStarcom Hong Kong Ltd. may be able to benefit from the 5% withholding tax rate for the dividends it receives from UTStarcom Telecom Co., Ltd., if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81, and SAT Circular 35, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

There are uncertainties with respect to Value-Added Tax Rates relating to the tax liabilities of our PRC subsidiaries.

On March 20, 2019, the Announcement of the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs on Issuing Relevant Policies for Deepening the Reform of Value-Added Tax were promulgated and became effective on April 1, 2019, together with two other relevant announcements and one circular. These policies indicated that the current Value-Added Tax rate of 16 percent in sale and imported goods was reduced to 13 percent, and the current Value-Added Tax rate of 10 percent in other categories of sale and imported goods was reduced to 9 percent from April 1, 2019. In addition, the scope of business Value-Added Tax deductions was expanded. Furthermore, the refund system of the period-end excess input Value-Added Tax for trial implementation was adopted from April 1, 2019. Given these changes, it may be difficult to predict whether the Value-Added Tax Rates will remain unchanged in the future, which could have a material adverse effect on our financial condition and results of operations.

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

In connection with the EIT Law, the Ministry of Finance and SAT jointly issued, on April 30, 2009, the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. Circular 59 became effective retroactively on January 1, 2008, and amended on December 25, 2014. Under this circular, non-PRC-resident enterprises may be subject to income tax on capital gains generated from their transfers of equity interests in PRC resident enterprises. The PRC tax authorities have the discretion under Circular 59 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of the investment. In addition, by promulgating and implementing the circulars, the PRC tax authorities have strengthened their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC-resident enterprise.

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

SAT Bulletin 7 listed several factors to be taken into consideration by tax authorities in determining whether an indirect transfer has a reasonable commercial purpose. However, despite these factors, an indirect transfer satisfying all the following criteria shall be deemed to lack reasonable commercial purpose and be taxable under the PRC laws: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from the PRC taxable properties; (ii) at any time during the one year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries that directly or indirectly hold the PRC taxable properties are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gains derived from the indirect transfer of the PRC taxable properties is lower than the potential PRC tax on the direct transfer of such assets. Nevertheless, the indirect transfer falling into the scope of the safe harbor under SAT Bulletin 7 may not be subject to PRC tax and such safe harbor includes qualified group restructuring, public market trading and tax treaty exemptions. On October 17, 2017, the SAT promulgated the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Circular 37, which became effective on December 1, 2017 and was revised on June 15, 2018, to completely repeal the second paragraph of Section 8 of SAT Bulletin 7 and the Notice on Strengthening the Management on Enterprise Income Tax for Non-resident Enterprises Equity Transfer, or Circular 698. SAT Circular 37, among other things, simplified procedures of withholding and payment of income tax levied on non-resident enterprises.

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

Direct foreign investments are subject to certain restrictions with respect to the operating of telecom and cable sectors. Under the “Telecommunications Regulations” issued by the State Council on September 25, 2000, firstly amended on July 29, 2014 and secondly amended on February 6, 2016, the “Provisions on Administration of Foreign Invested Telecommunications Enterprises” issued by the State Council on December 11, 2001, firstly amended on September 10, 2008 and secondly amended on February 6, 2016, the “Notice of the Ministry of Industry and Information Technology on Removing the Restrictions on Foreign Equity Ratios in Online Data Processing and Transaction Processing (Operating E-commerce) Business” (Gongxinbutong [2015] No.196) issued by the Ministry of Industry and Information Technology on June 19, 2015, and Special Administrative Measures for Access of Foreign Investment (Negative List) (2019 Edition) issued by National Development and Reform Commission (“NDRC”), together with the PRC Ministry of Commerce the shareholding of foreign investors is limited to up to 49% for basic telecom business and up to 50% for almost all value-added telecom business, only e-commerce business, domestic multi-party, communication, store-and-forward and call center (our business not included) allows foreign equity to reach to 100%.

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

The contractual arrangements are subject to potential risks and uncertainties and may not be as effective in providing operational control and economic benefits as direct equity ownership. The 2019 Law of Foreign Investment which was issued on March 15, 2019 and became effective on January 1, 2020 and its implementing regulations do not mention concepts including “de facto control” and “controlling through contractual arrangements,” nor do they specify the regulation on controlling through contractual arrangements. However, the 2019 Law of Foreign Investment stipulates that “foreign investment includes foreign investors invested in China through any other methods under laws, administrative regulations, or provisions prescribed by the State Council,” which correspondingly means there are possibilities that State Council may promulgate future laws, administrative regulations or provisions to stipulate contractual arrangements as a way of foreign investment and our contractual arrangements would be regarded as foreign investment. If that is the case, whether our contractual arrangements will be deemed to be in violation of the foreign investment access requirements and how our contractual arrangements will be handled are subject to uncertainties. The PRC tax authorities may scrutinize the contractual arrangements for whether the technology service fee paid by the Operating Companies to our PRC subsidiaries or affiliates will substantially reduce the income tax and business tax payable by the Operating Companies. Additionally, there is uncertainty with respect to the attitude of judicial authorities on the enforceability of the contractual arrangements in the event the Operating Companies or their shareholders breach the contracts. The inability to participate in the telecom, cable and/or media sectors as presently expected through the contractual arrangements or the inability to enforce our rights under such contractual arrangements could result in a negative impact on our business.

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

SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. According to the Notice on Further Simplify and Improve Administrative Policies Regarding Foreign Direct Investment issued by the SAFE on February 13, 2015, starting from June 1, 2015, all new such registrations (different from make-up registrations) shall be handled by the authorized local banks instead of the local SAFE branches.

SAFE Circular 37 was issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75. If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, we also face regulatory uncertainties that could restrict our ability to adopt additional share incentive plans for our directors and employees under PRC law. We cannot compel our beneficial owners to comply with SAFE registration requirements . As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations.

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

We and our PRC employees who have been granted stocks or stock options are subject to the Stock Option Rule and the New Stock Option Rule. In May 2008, UTStarcom (China) Co., Ltd (“UTSC”), our former PRC subsidiary, made a filing with SAFE’s Beijing branch as required by the Stock Option Rule for UTSC’s PRC employees who participate in our employee stock option plans and UTSC obtained approval to open a special foreign exchange account at a PRC domestic bank. Subject to the Stock Option Rule, UTSC submitted material amendments of the stock incentive plan for its PRC employees in June 2011. Along with this submission, UTSC, as the domestic subsidiary of our overseas listed company, submitted on behalf of UTStarcom Telecom Co., Ltd (“HUTS”), the materials for the necessary filings for their PRC employees who participate in our employee stock option plan, which was officially accepted by SAFE’s Beijing branch in December 2011, but the final approval was not issued until March 31, 2012 when the New Stock Option Rule became effective. After the effectiveness of the New Stock Option Rule, we do not need to make a new registration for UTSC, HUTS and UTStarcom (Chongqing) Telecom Co., Ltd (“CUTS”), but as required by SAFE, the application materials will have to be adjusted. Before we submitted the adjusted application material to SAFE, we divested our IPTV equipment business in August 2012, and as a result, UTSC is no longer our subsidiary. In addition, CUTS and UTStarcom (Beijing) Technologies (“UTST”) completed the cancellation of business registration. Therefore, we were required to make adjustments to the filings with SAFE for HUTS. On December 4, 2018, HUTS obtained the relevant approval from SAFE Zhejiang Branch and was allowed to set the foreign exchange special account. In the future, we are also required to comply with other requirements applicable to HUTS which have completed the registration, including a quarterly update to SAFE, the registration of material amendments to our stock incentive plan and the registration for the foreign employees of our PRC subsidiaries when they continuously reside in China for no less than one year.

The enforcement of the laws on Employment Contracts and other labor-related regulations in the PRC may adversely affect our business and our results of operations.

On June 29, 2007, the National People’s Congress of China enacted the laws on Employment Contracts, or the Employment Contract Law, which became effective on January 1, 2008, amended on December 28, 2012. The Employment Contract Law established new restrictions and increased costs for employers to dismiss employees, including specific provisions related to fixed- term employment contracts, temporary employment, probation, consultation with the labor union and employee assembly, employment without a contract, dismissal of employees, compensation upon termination and overtime work, and collective bargaining. According to the Employment Contract Law, an employer is obliged to sign a labor contract with an unlimited term with an employee if the employer continues to hire the employee after the expiration of two consecutive fixed-term labor contracts subject to certain conditions or after the employee has worked for the employer for ten consecutive years. The employer also has to pay compensation to an employee if the employer terminates an unlimited-term labor contract. Such compensation is also required when the employer refuses to renew a labor contract that has expired, unless it is the employee who refuses to extend the expired contract or resign. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008 and the Implementation Measures of Ministry of Human Resources and Social Security on Paid Annual Leave for Employees of Enterprises, which became effective on September 18, 2008, employees who have served more than one year for an employer are entitled to a paid vacation ranging from 5 to 15 days, depending on their accumulative total length of service. Employers who fail to allow for such vacation time must compensate their employees three times their regular salaries for each vacation day disallowed, unless such employers can provide evidence, such as a copy of a written notice provided to their employees, that suggests the employers made arrangements for their employees to take such annual leaves, but such employees voluntarily waived taking their leaves or such employees waived their right to such vacation days in writing.

In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pension insurance, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs, our financial condition and results of operations may be adversely affected.

Registered public accounting firms in China, including our independent registered public accounting firm, are not inspected by the U.S. Public Company Accounting Oversight Board, which deprives us and our investors of the benefits of such inspection.

Auditors of companies whose shares are registered with the SEC, and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board (the “PCAOB”) and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards applicable to auditors. Our independent registered public accounting firm is located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB, notwithstanding the requirements of U.S. law, is currently unable to conduct inspections without the approval of the Chinese authorities. In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, CSRC or PRC Ministry of Finance in the United States and the PRC, respectively. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit inspections in the PRC of audit firms registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

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

Entities affiliated with Tonghao (Cayman) Limited, or Tonghao, and the Smart Soho International Limited, or Smart Soho, and E-Town International Holding (Hong Kong) Co. Limited, or E-Town beneficially owned approximately 35%, 14%, and 11%, respectively, of our outstanding shares as of March 31, 2020. E-Town also has the right to designate a member of our board of directors. As a result, Tonghao, Smart Soho and E-Town have the ability to influence all matters submitted to our shareholders for approval, as well as our management and affairs. Matters that could require shareholder approval include:

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

Our ordinary shares are traded on NASDAQ under the same ticker symbol “UTSI,” under which UTStarcom, Inc.’s common stock had previously traded. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our telephone number at this address is +1 (345) 949 8066. Our agent for service of process in the United States is CT Corporation System and its address is 208 LaSalle Ave, Suite 814, Chicago IL 60604, USA. Our principal executive offices are located at 4th Floor, South Wing, 368 Liuhe Road, Binjiang District, Hangzhou, P.R. China. We can be reached by telephone at ++86 571 8192 8888.

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

Our networking technologies enable access, aggregation and transports of high-speed data, voice and video. The product lines include Packet Transport Network (“PTN”), Packet Aggregation Network (“PAN”), Wireline Broadband Access including Multi-Services Access Network (“MSAN”) and Fiber To The X (“FTTx”), Carrier Wi-Fi solution and Software Defined Network (“SDN”) controller.

In addition to the well-established product lines mentioned above, which we sell to our customers worldwide, UTStarcom is actively involved in new products and solutions developments in several key target areas including mobile backhaul transport for 5G, network synchronization, intelligent networking platforms for retail and other applications. The new products and solutions utilize the experience and knowledge we have accumulated over the years in our key areas of expertise including optical communications, broadband access technologies, as well as hardware and software design.

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

Packet Optical Products

PTN product line is represented by NetRing Transport Network (“NetRing TN”) Series products that are based on the Multi-Protocol Label Switch Transport Profile (“MPLS-TP”) and Carrier Ethernet (“CE”) technologies, and includes a complete line of network nodes from compact metro access boxes to high-performance core devices. This product line combines packet switch/forwarding, packet optical transport and time/clock synchronization technologies to meet customers’ metro networking requirements through support of wide range of protocols, standards and interfaces including TDM (“SDH/SONET”), ATM, and Ethernet, coupled with highest reliability and carrier-class set of features. It is a highly flexible, reliable, scalable and cost-effective solution designed for efficient use in key applications such as mobile backhaul, multiservice metro aggregation, enterprise Carrier Ethernet services, and broadband access and aggregation. The product line offers a broad feature set, including network-wide time/clock synchronization, carrier class sub 50ms recovery resiliency, guaranteed Quality of Service (“QoS”) and Service Level Agreement (“SLA”) enforcement, end-to-end multi-layer Operation Administration & Maintenance (“OAM”), and a wide range of interfaces. Products are managed via a comprehensive centralized network management system, which allows customers to aggregate the management of large-scale networks up to 50,000 nodes. Large volumes of NetRing TN products have already been deployed worldwide. Due to introduction of NG-PTN and PAN products, most of demand from our customers in 2017-2018 shifted to these new products, resulting in large orders for high bandwidth devices with 100GE TN765, and various PAN products. At the same time, in 2017-2018 we continued seeing significant demand for mature PTN products including TN703 and TN705 from our existing customers, as well as demand for expansions. In 2019 we also shipped PTN products including TN701A, TN705E, TN703 and others to meet network expansion needs from our major customers.

The Next Generation Packet Transport Network (“NG-PTN”) portfolio offers some important improvements including high efficient hardware and software architecture, high port density, high speed 100GE interface, low power consumption and overall capital and operating expense savings. The TN765, higher layer aggregation / core platform of NG-PTN product line aims to help operators enhance profitability by extending capacity, throughput and deployment flexibility of MPLS-TP networks. It offers enhanced throughput of 1Tbps, multiple 100 GE interfaces and a large number of 10GE interfaces for more efficient network deployment. The growing demand for 100GE interface has been driving NG-PTN sales in recent years, including expansion orders for large number of TN765 products.

The Packet Aggregation Network (“PAN”) solution introduced in 2017 is based on technologies similar to PTN, but optimized for high-performance aggregation scenarios. The portfolio includes three products: TN703B (1RU rack-mountable, 8Gbps switching capacity), TN705B (4RU rack-mountable, 40Gbps switching capacity), TN725B (4RU rack-mountable, 80Gbps switching capacity). We shipped over 16,000 units of PAN products in 2017-2018 with follow-up orders in 2019, and we expect to see new deals involving PAN products in 2020-2021.

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

In addition to existing SyncRing products XGM20 Grand Master (PRTC-A class T-GM) and XBC510 Boundary Clock (T-BC Class A) designed primarily for LTE/LTE-A applications, in 2018 we introduced PRTC-B class T-GM Grand Master product XGM30. Featuring significantly improved accuracy, higher availability, extended management capabilities, the XGM30 enables mobile network operators to cost-effectively meet the stringent time synchronization requirements of LTE/LTE-A and 5G networks. Furthermore, to better address the 4G/5G small cell deployments needs and to complete our cost-effective distributed clustered timing architecture, in 2019 we released 2 new products: SyncRing XBC340 and XBC341 Ethernet switches designed to play the role of highly accurate edge boundary clocks in a PTP IEEE1588v2 network. In addition to their excellent synchronization capabilities, both XBC340 and XBC341 support Power over Ethernet (PoE) output per IEEE 802.3at/af specifications on all of their electrical access ports, providing an excellent choice for efficient 4G/5G small cell deployment providing an “all-in-one” solution to support multiple functions (including synchronization, data forwarding and PoE functions).

In 2017-2018, the SyncRing solution was deployed in the LTE mobile network of one of the largest Mobile network operators (“MNO”) in Japan. It was one of the first commercial deployments of sync-over-packet solution on mobile networks in Japan, featuring large-scale deployment of XBC510 + XGM20. In 2019 we received large expansion orders and shipped SyncRing products to our customer. Following the launch of 5G technology and start of 5G networks rollout, we expect volume shipments of the 5G-ready XGM30 product and new XBC340 and XBC341 Boundary Clocks switches, as well as expansion orders from our customer for mature XGM20 and XBC510 products.

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

The SkyFlux advanced networking platform will provide support of high-speed interfaces up to 100GE/200GE/400GE, high port density, wide range of services including L2/L3VPN and EVPN, and of course will support full set of carrier-class features: sub-50ms protection, OAM, QoS, accurate time synchronization, hardware redundancy.

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

We are currently working on various enhancements of SkyFlux platform and its applications optimized first of all for 5G mobile networks Midhaul/Backhaul use cases that present a challenging set of requirements to the transport network. The SkyFlux enhancements include a number of technologies such as SPN (Slicing Packet Network) technology, Segment Routing MPLS implemented as SR-TP (Segment Routing Transport Profile) for carrier applications, FlexE – a light-weight TDM enhancement of Ethernet offering improved performance, flexibility and control over network resources, and high bandwidth support, all combined with SDN that together enable even greater network flexibility, excellent capacity and scalability, extra low latency, network slicing, and high timing accuracy all of which are essential characteristics of transport networks for 5G mobile technology. We are working with our customers to build the platform best suited for the needs of their applications.

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

The solution successfully passed Proof of Concept (“PoC”) testing with major Tier-1 operators in Tokyo in 2015. We won few commercial contracts for the development of SDN key function modules. Two of them (Middleware Qx driver and service provisioning tool FMS automation) have successfully passed technical evaluation and field trial, and moved to commercial deployment in 2018. Another two key new function modules are Topology Resource Management (TRM) and Path Calculation Management (PCM). Development of both TRM and PCM modules has been completed and modules were provided to the customer for testing. We also focusing on continuous in-house development and improvements of the fully-functional SDN Controller SOO Station R3.x for control and management of the SkyFlux advanced networking platform.

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

We have successfully deployed carrier Wi-Fi solution since 2013. In 2016 we added support of the newest 802.11ac Wave 2 technology to our portfolio of Wireless Access Points implemented in UIA3340, UOA5340D, and other latest products. Growing demand from the India market resulted in the recent deployment of a large Carrier Wi-Fi network in two cities of India. In 2017, we shipped eight units of MSG2000 Wireless Access Controllers and about 10,000 Wireless Access Points for that project. In 2018 we had 2 more large wins including a large-scale rural public Wi-Fi hotspot network and a project for wireless internet connectivity in over 1000 gram panchayats (clusters of villages), which involves sizable amounts of products including Wi-Fi Access Points, Wireless Access Controllers, PoE Switches, as well as follow-up expansion orders in 2019. We expect to see strong demand for wireless broadband products from India and other markets in following years.

Wireline Broadband Access Products

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

The MSAN B1200 Series products were widely deployed and expanded since 2015 to 2017, with shipments accumulating to about 1 Million ports. Driven by strong NGN (Next Generation Network) deployment needs from India, we received in 2018 large orders for MSAN products and related installation and integration services, with total volume over 4 Million subscriber ports, followed by expansion orders in 2019. We expect to see continued demand for MSAN products moving forward in 2020 and beyond.

Another integral part of our Wireline Broadband Access portfolio – GPON FTTx solution that combines the simplicity of Ethernet services with high durability of passive optical components, ensuring lower operating expense (OPEX) for service providers. Our carrier-class FTTx solution is represented by a range of OLT and ONT products designed for delivery of high-speed voice, data and video services to residential and business subscribers. We saw a growing demand for FTTx in our key broadband market in India recently that resulted in an order received in 2019 for a very large number of ONT products from our key customer in India.

Intelligent Networking Platforms

UTStarcom leverages its cutting-edge information and communication technologies to develop intelligent networking platforms optimized for some target verticals and market segments, such as smart retail and intelligent broadband. UTStarcom’s Smart Retail solution includes centralized cloud-based intelligence and operation, and local hardware-based goBox control gateway in a next generation vending machine, commercial refrigerator or a smart cabinet that enables connectivity to the cloud, and serves as a central point to integrate sensing, payment, security and value-added services like advertising. Although in 2018 we supplied certain quantity of goBox products to our customers in China and fulfilled expansion orders in 2019, the Company has reassessed this solution as a less promising business and will discontinue this product line in 2020.

MARKETS AND CUSTOMERS

The table below describes net sales by geographic region for the fiscal years ended December 31, 2019, 2018 and 2017.

	Years Ended December 31,
		% of net		% of net		% of net
	2019	Sales	2018	sales	2017	sales
	(in thousands, except percentages)
Net Sales by Region
China	$2,439	4%	$3,146	3%	$2,926	3%
India	37,206	57%	70,106	60%	42,352	43%
Japan	21,761	33%	35,504	31%	49,185	50%
Taiwan	3,515	5%	6,445	6%	3,018	3%
Other	702	1%	743	1%	811	1%
Total	$65,623	100%	$115,944	100%	$98,292	100%

Our products and services are used primarily in Asia. In 2019 and 2018, India was the largest market. In 2019, 2018, and 2017, India represented 57%, 60% and 43% of our net sales, respectively. Japan was one of our largest markets, representing 33%, 31% and 50% of our net sales in 2019, 2018 and 2017, respectively.

Our key target geographical markets for the deployment of our broadband infrastructure products are India, Japan, and other Asia Pacific markets. We believe these geographical markets provide a significant opportunity given their relatively low broadband penetration rates and strong consumer demand for new broadband services. We observe consistently high interest in our products in the India market, and see potential for growth there for many of our product lines including optical transport and aggregation, fixed and wireless broadband access. We expect more upgrade projects and new deployments to expand our market share for broadband Internet network equipment in India.

Our customers, typically telecommunications and cable service providers, enable delivery of wireless, wire line and broadband access services including data, voice, and/or television to their subscribers. They include, but are not limited to, local, regional, national and international telecommunications carriers, including broadband, cable, Internet, wire line and wireless providers. Telecommunications and cable service providers typically require extensive proposal review, product certification, test and evaluation and network design and, in most cases, are associated with long sales cycles. Our customers’ networking requirements are influenced by numerous variables, including their size, the number and types of subscribers that they serve, the relative tele-density (the number of phone lines per 100 persons) of the geography served, their subscriber demand for IP communications and access services in the served geography. A significant portion of our net sales is derived from a Japanese customer, Softbank, which is also one of our former shareholders. In 2019, our net sales to Softbank totaled approximately $13.5 million, representing approximately 21% of our total net sales. In 2018, our net sales to Softbank totaled approximately $31.9 million, representing approximately 28% of our total net sales. We anticipate that our dependence on Softbank will continue for the foreseeable future. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business- We rely on a Japanese customer and an Indian customer for a significant portion of our net sales. Any deterioration of our relationship or any interruption to our ongoing collaboration with this customer may significantly harm our business, financial condition and results of operations.” Another significant portion of our net sales is derived from an India customer, Bharat Sanchar Nigam Ltd. (“BSNL”). In 2019, our net sales to BSNL totaled approximately $31.8 million, representing approximately 48% of our total net sales. In the third quarter of 2019, BSNL delayed payment on a large receivable. We have received partial payment at the end of 2019, and every month in 2020 through April 2020. In 2018, our net sales to BSNL totaled approximately $67.0 million, representing approximately 58% of our total net sales. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business.”

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

OPERATIONS

Sales, Marketing and Customer Support

We pursue a direct sales and marketing strategy in Japan, India, and South Asia, targeting sales to telecommunications operators and equipment distributors with closely associated customers. We maintain sales and customer support sites in Japan and India. Our customer service operations in Hangzhou and Chengdu China, serve as both a technical resources and liaisons to our product development organization.

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

In the past we have made, and expect to continue to make, significant investments in research and development. For the years ended December 31, 2019, 2018 and 2017 our R&D expenses totaled $14.5 million, $12.7 million, and $9.9 million, respectively. The continuous increase in 2019, 2018 and 2017 were primarily due to continuing investment in product development and new technology.

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

D.  Property, Plant and Equipment

Our principal executive offices are located in Hangzhou, China. Our research and development, manufacturing and back office functions are located at our office facilities in Hangzhou, China.

In July 2016, we entered into a new non-cancellable lease agreement for our office facilities in Hangzhou, China, and later we expanded the lease area with the same landlord. Under the term of these lease agreements, we have leased 16,872 square meters (approximately 181,610 square feet) of gross floor area, through July 31, 2021. In addition, we lease 1,848 square feet of properties in

North America. We lease sales and customer support offices in several countries covering Japan, India, and the United States. We believe our facilities are suitable and adequate to meet our current needs.

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

OVERVIEW

We are a global telecom infrastructure provider dedicated to developing technology that will serve the rapidly growing demand for bandwidth from cloud-based services, mobile, streaming and other applications. We work with carriers globally, from Asia to the Americas, to meet this demand through a range of innovative broadband packet optical transport and wireless/fixed-line access products and solutions. We focus on delivering innovative carrier-class broadband transport and access products and solutions, optimized for mobile backhaul, metro aggregation, broadband access and Wi-Fi data offloading. Collectively, our range of solutions is designed to expand and modernize telecommunications networks through smooth network system integration, lower operating costs and increased broadband access. We also provide the carriers with increased revenue opportunities by enhancing their subscribers’ user experience. The majority of our business is based in Japan, India, China and other Asian markets.

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

Our customers can easily integrate our products, which are IP-based, with other industry standard hardware and software. Additionally, we believe we can introduce new features and enhancements that can be cost-effectively added to our customers’ existing networks. IP-based devices can be changed or upgraded in modules, saving our customers the expense of replacing their entire system installation. Our strategic priorities are summarized as follows:

•	Focus primarily on providing a suite of IP-based solutions and broadband products and related services;
•	Maintain our position in Japan and India while solidifying our presence in selective geographical markets in Asia;
•	Leverage our strong reputation with telecom carriers and cable operators and our ability to solve complex network problems; and
•	Improve our financial position by executing announced restructuring initiatives and reducing operating expense levels.

Acquisition

On March 28, 2018, we became an investor of Hangzhou uSTAR Technologies Limited, or (“uSTAR”), a newly established joint venture (“JV”) Company, and invested $1.8 million to acquire 49% of uSTAR’s equity interest and used the equity method to account for this investment.

In December 2018, we invested an additional $1.9 million to purchase the remaining interest of uSTAR from our JV partner. After that transaction, we own 100% equity interest of uSTAR and we consolidate uSTAR from the acquisition date. We assessed the fair value of all the assets and liabilities in uSTAR and concluded there was no Goodwill occurred during the transaction.

During the period between March 2018 to the date we acquired control of uSTAR, we recorded $0.4 million equity loss in connection with uSTAR.

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

On October 16, 2010, we invested $ 30.0 million in UiTV Media Inc., or (“UiTV”), $10.0 million of which was paid by our common shares that we had the repurchase rights and $20.0 million of which was paid by cash. We recorded this transaction as an acquisition because we then owned 75% interests in UiTV and had effective control. The transactions closed on November 8, 2010. On April 15, 2012, we then exercised our repurchase right, which trigged deconsolidation of UiTV from our consolidated financial statements starting from June 21, 2012 because we lost effective control due to our ownership decreasing from 75% to 49% and we lost one seat on the board of directors. Thereafter we recorded this investment using the equity method. From December 3, 2012 to December 31, 2015, we purchased $35.1 million convertible bonds that bear interest at 6.5% per annum with various maturity dates and subsequently all maturity dates were extended to December 31, 2015. In 2013 and 2014, we recorded a total of $9.6 million and $5.3 million, respectively, in losses for the preferred stock investment to reflect our 49% interest in UiTV losses. After the preferred shares was reduced to zero, we start to record 100% UiTV losses against our convertible bond investment balance until the carrying value of the convertible bond investment balance was reduced to zero. Therefore, in 2014 and 2015, we recorded $3.6 million and $14.0 million, respectively, in losses to reflect 100% of UiTV losses. Additionally, at every year-end, we assess the fair value of the UiTV, and recorded impairment charges of $9.1 million, $2.4 million and $6.0 million in 2013, 2014 and 2015, respectively. The convertible bond investments balance was reduced to zero as of December 31, 2015.

In December 2010, we invested $2.1 million into Aceland Investments Limited (“Aceland”). In the second quarter of 2011, we extended a shareholder loan to Aceland in the amount of $7.1 million with a maturity date of December, 31, 2015. We owned an approximately 35% interest in Aceland and accounted for the investment in Aceland using the equity method. In 2015, we recorded a $1.0 million impairment charge to the Aceland investment. In 2016, we received $6.7 million cash from Aceland as partial repayment of the loan balance and realized a $1.0 million gain of foreign exchange. In 2017 and 2018, we realized a $0.2 million and $0.3 million equity loss, respectively, as a result of the depreciation of the US Dollar deposit. In October 2019, the Board of Aceland approved a resolution to reduce its shares capital and was expected to repurchase our full investment in Aceland within one year. As the result, we classified this investment as a trading security in the short-term investment account in the amount of $2.1 million at December 31, 2019. In March 2020, Aceland repurchased all our investment and we recorded a $0.3 million gain in the other income.

On August 31, 2012, we completed the sale of our IPTV business to UTStarcom Hong Kong Holdings Ltd. which is controlled by our former Chief Executive Officer. On the same day, we purchased a $20.0 million Convertible Bond from UTStarcom Hong Kong Holdings Ltd. which bears interest at 6.5% per annum and matured on August 31, 2017. On April 7, 2015, we entered an agreement with UTStarcom Hong Kong Holdings Ltd. for the conversion of the $20.0 million Convertible Bond.  Pursuant to the agreement, UTStarcom Hong Kong Holdings Ltd. paid $10.0 million in cash to us as partial repayment of the principal of the Convertible Bond. The remaining principal and interest of the Convertible Bond were converted to 14% of equity interest of UTStarcom Hong Kong Holdings Ltd. We used the cost method to account for this investment. During 2015, we assessed the fair value of UTStarcom Hong Kong Holdings Ltd, and recorded a $6.5 million impairment charge on this investment. We assessed the fair value of UTStarcom Hong Kong Holdings Ltd, and recorded an impairment of $0, $0.4 million and $0 in 2019, 2018 and 2017, respective. As of December 31, 2019, the book value of this investment was $3.1 million.

In November 2012, we invested $8.0 million in Series B Preferred Stock of AioTV Inc, (“AioTV”), representing a 44% equity interest of AioTV. The Preferred Stock was classified as available-for-sale security as it was not considered to be in-substance common stock due to the redemption feature. In December 2015 and October 2016, we invested in a convertible bond of $0.5 million that matured on March 28, 2017 and of $0.3 million that matured on October 7, 2017, respectively. All convertible bonds bear interest at 10.0% per annum. During 2016, we assessed the fair value of the investment, and recorded a $4.3 million impairment charge relating to this investment. On May 30, 2017, we converted all the existing Preferred Shares of AioTV into common shares of AioTV, and converted $0.5 million convertible bond issued in December 2015 into common shares of AioTV. After this conversion, we deemed that we have significant influence in AioTV and began to use the equity method to account for the investment in AioTV. On the same day, we signed a “Note Purchase Agreement” with AioTV. Pursuant to the agreement, the valuation cap of AioTV was reduced to $0.16 million, and we promised to purchase a $0.8 million convertible promissory note including $0.32 million of existing convertible bond issued in October 2016. As the result of these transactions, we recorded $1.3 million investment impairment in the second quarter of 2017. We invested $0.1 million and $0.38 million in the second and third quarter of 2017, respectively, in the convertible promissory note. In the third quarter of 2017, we recorded $0.1 million in losses for the common stock investment to reflect our 45% share of AioTV’s losses. After the common stock was reduced to zero, we started and will continued to record our 45% share of AioTV’s losses against our convertible promissory note until the carrying value of the convertible promissory note investment balance is reduced to zero. In the third and fourth quarters of 2017, we recorded $0.2 million and $0.2 million respectively in losses to reflect our 45% share of AioTV’s losses. At 2017 year-end, we assessed the fair value of AioTV, and concluded that a $0.4 million impairment charge to this investment was necessary. As of December 31, 2017, the book value of this investment was zero. On December 19, 2018, we entered into the assignment and assumption agreement to transfer the Company’s all equity interests and debt interests in AioTV to a third party for cash consideration of $1 by the buyer. This transaction closed on April 11, 2019.

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

Operating Leases

       At the inception of each arrangement, we determine if the arrangement is a lease or contains an embedded lease and review the facts and circumstances of the arrangement to classify lease assets as operating or finance leases under the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-02, Leases Topic 842 (“ASU 2016-02”).

We lease office space under operating lease agreements with initial lease terms up to five years. We have entered into various non-cancelable operating lease agreements for our offices. The leases have original lease periods expiring between 2019 to 2023 and some of these lease agreements have options to extend the lease terms for an additional period subject to mutual negotiations and agreements with the lessors.  We considered all renewal options that were reasonably certain to be exercised and are considered in determining the lease term at the inception of the lease.

We measures lease liabilities based on the present value of the total remaining lease payments. To determine the present value of future minimum lease payments, we used the implicit rate when readily determinable. When the implicit rate is not available, we applies its incremental borrowing rate, which is the estimated rate we would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. We estimates our incremental borrowing rate based on an analysis of publicly traded debt securities of companies with credit and financial profiles similar to our own.

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

Deferred Costs

Deferred costs is the unamortized cost of post-contract customer support over a period of time of certain legacy contracts and we amortize the deferred revenue and related costs of goods sold over the post-contract support period.

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

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security Act (the “Cares Act”) became law in the United States to provide certain tax incentives with the aim of mitigate the related economic harm for businesses. We are currently evaluating the benefit these tax incentives might have on the consolidated financial statements.

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

We recognize an impairment charge when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. In making this determination, we review several factors to determine whether the losses are other-than-temporary, including but not limited to: (i) the length of time the investment was in an unrealized loss position, (ii) the extent to which fair value was less than cost, (iii) the financial condition and near term prospects of the issuer, and (iv) our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value. The determination of fair value of the investment involves considering factors such as current economic and market conditions, the operating performance of the companies including current earnings trends and forecasted cash flows, and other company and industry specific information. Investment impairments recorded as other-than-temporary were nil, $0.4 million, and $1.7 million, for the years ended December 31, 2019, 2018 and 2017, respectively.

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

The comparison of 2018 and 2017 financials position and results of operations and related discussions was in “Item 5—Results of Operations” included in the annual report for the year ended December 31, 2018 on the form of 20-F, which was not incorporated in this annual report.

Net Sales

	Years Ended December 31,
		% of		% of
		net		net
Sales by Segment	2019	sales	2018	sales
	(in thousands, except percentages)
Equipment	$43,722	67%	$97,680	84%
Services	21,901	33%	18,264	16%
Total	$65,623	100%	$115,944	100%
Net Sales by Region
China	$2,439	4%	$3,146	3%
India	37,206	57%	70,106	60%
Japan	21,761	33%	35,504	31%
Taiwan	3,515	5%	6,445	6%
Other	702	1%	743	1%
Total	$65,623	100%	$115,944	100%

Fiscal 2019 vs. 2018

%

Net sales decreased by 43.4% to $65.6 million for 2019 as compared to $115.9 million for 2018.

Sales from equipment were $43.7 million for 2019, a decrease of $54.0 million compared to $97.7 million for 2018. The decrease was mainly due to the completion of projects in India, which contributed a significant amount of revenue in the prior year period.

Sales from services were $21.9 million for 2019, an increase of $3.6 million compared to $18.3 million during 2018. The increase was primarily contributed from service maintenance revenue from India.

Cost of Sales

	Years Ended December 31,
Cost of		% of		% of
Sales by		net		net
Segment	2019	sales	2018	sales
	(in thousands, except percentages)
Equipment	$29,566	68%	$72,082	74%
Services	11,900	54%	11,594	63%
Total	$41,466	63%	$83,676	72%

Cost of sales consists primarily of material and labor costs associated with manufacturing, assembly and testing of products, costs associated with installation and customer training, warranty costs, fees to agents, inventory and contract loss provisions and overhead. Cost of sales also includes import taxes and tariffs on components and assemblies.

Fiscal 2019 vs. 2018

Cost of sales was $41.5 million, or 63% of net sales for 2019 compared to $83.7 million, or 72% of net sales, for 2018. The cost of sales percentage in 2019 was a slight lower due to increased percentages of total sales in Japan where the margin was higher.

Cost of sales from equipment was $29.6 million, or 68% of net sales, for 2019, compared to $72.1 million, or 74% of net sales for 2018.

Cost of sales from services were $11.9 million, or 54% of net sales, for 2019, compared to $11.6 million, 63% of net sales for 2018.

Gross Profit

	Years Ended December 31,
		Gross		Gross
		Profit		Profit
Gross profit by Segment	2019	%	2018	%
	(in thousands, except percentages)
Equipment	$14,156	32%	$25,598	26%
Services	10,001	46%	6,670	37%
Total	$24,157	37%	$32,268	28%

Our gross profit has been affected by changes in average selling prices, material costs, product mix, the impact of warranty charges and contract loss provisions, as well as inventory reserve. Our gross profit, as a percentage of net sales, varies among our product families. We expect that our overall gross profit, as a percentage of net sales, will fluctuate in the future as a result of shifts in product mix and stages of the product life cycle.

Fiscal 2019 vs. 2018

Gross profit was $24.2 million, or 37% of net sales, for 2019, compared to $32.3 million, or 28% of net sales, for 2018.

Sales of equipment had a gross profit of $14.2 million, with a gross profit margin of 32%, for 2019, as compared to a gross profit of $25.6 million, with a gross profit margin of 26% for 2018. The increase in gross margin in 2019 was due to a higher percentage of total sales from Japan where the margin was higher.

Sales of service earned a gross profit of $10.0 million, or 46% of net sales of Services for 2019, compared to gross profit of $6.7 million, or 37% for 2018. The increase was primarily due to service product mix.

Operating Expenses

The following table summarizes our operating expenses:

	Years Ended December 31,
		% of
		net		% of net
	2019	sales	2018	sales
	(in thousands, except percentages)
Selling, general and administrative	$15,827	24%	$15,156	13%
Research and development	14,467	22%	12,745	11%
Total operating expenses	$30,294	46%	$27,901	24%

Selling, general and administrative expenses, or SG&A, include compensation and benefits, professional fees, sales commissions, provision for doubtful accounts receivable and travel and entertainment costs. Research and development, or R&D, expenses consist primarily of compensation and benefits of employees engaged in research, design and development activities, cost of parts for prototypes, related equipment depreciation and third party development expenses. We believe that continued and prudent investment in R&D is critical to our long-term success, and we continue to evaluate appropriate investment levels.

SELLING, GENERAL AND ADMINISTRATIVE

Fiscal 2019 vs. 2018

SG&A expenses were $15.8 million for 2019, an increase of 4.4%, or $0.7 million, as compared to $15.2 million for 2018. The increase was mainly attributable to a higher account receivable allowance provided during the period for our India customer, partially offset by the decreased expenses from continued tight cost controls.

RESEARCH AND DEVELOPMENT

Fiscal 2019 vs. 2018

R&D expenses were $14.5 million in 2019, an increase of 13.5%, or $1.7 million, compared to $12.7 million in 2018. The increase was due to our continuing investment in 5G technology and product development.

STOCK-BASED COMPENSATION EXPENSE

The following table summarizes the stock-based compensation expense in our consolidated statement of operations:

	Years Ended December 31,
	2019	2018
	(in thousands)
Cost of net sales	$136	$66
Selling, general and administrative	985	901
Research and development	278	130
Total	$1,399	$1,097

As of December 31, 2019, there was approximately $1.5 million of total unrecognized compensation cost, as measured, related to unvested stock options and restricted stock and restricted stock units. This cost is expected to be recognized over a weighted-average period of 1.69 years.

Fiscal 2019 vs. 2018

Stock-based compensation expense was $1.4 million in 2019, increasing 27.5%, or $0.3 million, compared to $1.1 million in 2018. The increase was primarily due to higher employee participation in 2018 and 2019.

OTHER INCOME (EXPENSE)

INTEREST INCOME

Fiscal 2019 vs. 2018

Interest income was $1.3 million and $1.7 million for 2019 and 2018, respectively. The decrease in interest income for 2019 was a result of decreasing amount of cash and cash equivalents.

INTEREST EXPENSE

Fiscal 2019 vs. 2018

Interest expense was $0.1 million and $0.1 million for 2019 and 2018, respectively. The change in interest expense for 2019 as compared to 2018 was immaterial.

OTHER INCOME (EXPENSE), NET

Fiscal 2019 vs. 2018

Other income, net was $0.9 million for 2019 and primarily consisted of a $3.2 million gain from reversal of an aged account payable balance and a $1.2 million gain from the reversal of FASB Interpretation No. (“FIN”) 45 reserve due to expiration of a statute of limitations, partially offset by a $3.9 million unrealized loss on foreign exchange.

Other expense, net was $0.6 million for 2018 and primarily consisted of a $2.6 million loss on foreign exchange, a $0.5 million gain from reversal of water conservancy fund in China, and a $0.9 million gain on liquidation of subsidiary.

INVESTMENT IMPAIRMENT

Fiscal 2019 vs. 2018

Investment impairment was nil and $0.4 million in 2019 and 2018, respectively. Please see Note 6 to our Consolidated Financial Statements included under Part III, Item 18 of this Annual Report on Form 20-F.

EQUITY GAIN (LOSS)

Fiscal 2019 vs. 2018

Equity losses were nil and $0.6 million in 2019 and 2018, respectively.

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

Fiscal 2019 vs. 2018

Income tax benefit was $0.03 million in 2019, decreasing $0.3 million, from $0.4 million of income tax expense in 2018. The decrease in income tax benefit in 2019 as compared with 2018 was primarily due to the income tax benefit of FIN48 reverse release decreased significantly and the income tax expenses of Taiwan increased due to the valuation allowance applied on deferred tax assets. Our effective tax rate was 0.8% in 2019, compared to 7.1% in 2018, primarily due to the fluctuations of income before income taxes between the years.

Net Income (loss)

As a result of the foregoing, net loss was $3.9 million, and net income was $4.8 million and $7.0 million in 2019, 2018 and 2017, respectively.

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

B.	Liquidity and Capital Resources

The following table sets forth a summary of our cash and cash equivalents and restricted cash as of the dates indicated.

	December 31,	December 31,
	2019	2018	Change
	(in thousands)
Cash and cash equivalents	$34,966	$57,049	$(22,083)
Restricted cash	13,641	16,651	(3,010)
Total	$48,607	$73,700	$(25,093)

The following table sets forth a summary of our cash flows for the periods indicated:

	Years Ended December 31,
	2019	2018
	(in thousands)
Cash provided by (used in) operating activities	$(24,147)	$(26,106)
Cash provided by(used in) investing activities(1)	(507)	2,245
Cash used in financing activities	(993)	(2,424)
Effect of exchange rate changes on cash and cash equivalents	554	(701)
Net increase (decrease) in cash, cash equivalents and restricted cash (1)	$(25,093)	$(26,986)

(1) We adopted ASU2016-18 in 2018, and retrospectively adjusted 2017 balances.

Cash and cash equivalents, consisting primarily of bank deposits and money market funds, are recorded at cost which approximates fair value because of the short-term nature of these instruments. As of December 31, 2019, cash and cash equivalents of approximately $3.1 million, $19.3 million and $1.7 million were held by our subsidiaries in China, Japan and the U.S., respectively.

The PRC government imposes currency exchange controls on “non-current accounts” in China. Regulations in China permit foreign owned entities to freely convert the RMB into foreign currency for transactions that fall under the “current account,” which includes trade related receipts and payments. Accordingly, our PRC subsidiaries may use RMB to purchase foreign exchange for settlement of such “current account” transactions without pre- approval. However, pursuant to applicable regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In calculating accumulated profits, foreign investment enterprises in China are required to allocate at least 10% of their accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises.

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

2019 Cash Flows

Net cash used in operating activities during 2019 was $24.1 million. During the year ended December 31, 2019, our operating activities were significantly affected by the following:

•

Net loss of $3.9 million adjusted by non-cash income items, mainly including $1.2 million gain from reversal of FASB Interpretation No. (“FIN”) 45 reserve due to expiration of the related statute of limitation , $3.2 million gain from recovery of account payable and $0.5 million changes in deferred income taxes, partially offset by non-cash charges, including $0.6 million of depreciation, $1.9 million of lease amortization, $1.4 million of share based compensation, $4.4 million provision for doubtful accounts receivable.

•

Changes in operating assets and liabilities used net cash of $23.8 million. The cash inflow included $20.2 million from inventory and deferred cost, $0.5 million from income tax payable and $3.2 million from other liabilities, offset by the cash outflow of $21.6 million from account receivable, $3.6 million from prepaid and other assets, $19.9 million from account payable, $0.4 million from customer advances and $2.3 million from deferred revenue.

Net cash used in investing activities during 2019 was $0.5 million, including cash inflows of $0.04 million of proceeds from sale of a short-term investment, partially offset by the cash outflow of $0.5 million for purchase of property, plant and equipment and $0.04 million for purchase of short-term investment.

Net cash used in financing activities during 2019 was $1.0 million, consisted of $1.0 million for repurchases of ordinary shares, $4.6 million for borrowing and repayments of loans and $0.06 million of proceeds from exercise of stock options. See Note 9 to our Consolidated Financial Statements included under Part III, Item 18 of this Annual on Form 20-F for additional discussion.

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

Accounts Receivable, Net

Accounts Receivable increased by $17.1 million to $77.8 million as of December 31, 2019 from $60.7 million as of December 31, 2018. As of December 31, 2019, our allowance for doubtful accounts was $6.5 million on gross receivable of $84.3 million. The significant increase in Accounts Receivable was from India in 2019. We provided a $6.1 million allowance for doubtful accounts for our main customer in India. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business.”

Inventories and Deferred Costs

The following table summarizes our inventories and deferred costs:

	December 31,	December 31,	Increase/
	2019	2018	(Decrease)
	(in thousands)
Inventories:
Raw materials	$2,362	$1,665	$697
Work in process	1,285	2,992	(1,707)
Finished goods	2,495	21,731	(19,236)
Total inventories	$6,142	$26,388	$(20,246)
Short-term deferred costs	$513	$449	$64

Inventories consist of product held at our manufacturing facility and warehouses, as well as finished goods at customer sites for which the customer has taken possession, but based on specific contractual terms, title has not yet passed to the customer. Finished goods at customer sites were approximately $0.6 million and $14.4 million as of December 31, 2019 and 2018, respectively.

There were no significant inventory write-offs in 2019, 2018 and 2017.

The deferred cost balance is the unamortized cost of post-contract customer support over a period of time of certain legacy contracts and we amortize the deferred revenue and related costs of goods sold over the post-contract support period.

LIQUIDITY

We recorded net loss of $3.9 million and operating loss of $6.1 million for the year ended December 31, 2019. We recorded net income of $4.8 million and an operating income of $4.4 million for the year ended December 31, 2018. Our accumulated deficit increased from $1,212.8 million as of December 31, 2018 to $1,216.7 million as of December 31, 2019.

Net cash used in operating activities was $24.1 million in 2019, and net cash used in operating activities were $26.1 million in 2018, respectively. As of December 31, 2019, we had cash and cash equivalents of $35.0 million, of which $3.1 million was held by our subsidiaries in China. The amount of cash available for transfer from the PRC subsidiaries for use by our non-PRC subsidiaries is limited both by the liquidity needs of the subsidiaries in China and by PRC-government mandated limitations including currency exchange controls on transfers of funds outside of China.

We have controlled our operating expenses over years, while R&D expenses increased over that period. Our management believes that the continuing efforts to stream-line our operations will enable our fixed cost base to be better aligned with operations, market demand and projected sales level. If projected sales do not materialize, we will need to take further actions to reduce costs and expenses or explore other cost reduction options. Our management believes that both our PRC and non-PRC operations will have enough liquidity to finance working capital and capital expenditure needs for more than of 12 months subsequent to the date our financial statements are issued. However, we have concentrated our business in Asia, particularly Japan, India and China. Any unforeseen prolonged economic and/or political risk in these markets, outbreak of the health crisis of COVID-19 could affect our customers in making their respective investment decisions and could have a material impact on the foregoing assessment. There can be no assurance that additional financing, if required, will be available on terms satisfactory to us or at all, and if funds are raised in the future through issuance of preference shares or debt, these securities could have rights, privileges or preference senior to those of our ordinary shares and newly issued debt could contain debt covenants that impose restrictions on our operations. Further, any sale of newly issued debt or equity securities could result in additional dilution to our current shareholders.

C.	Research and Development, Patents and Licenses

We believe that an integral part of our future success will depend on our ability to develop and enhance our services. Our product development efforts and strategies consist of incorporating new technologies from third parties as well as continuing to develop our own proprietary technology.

We have utilized and will continue to utilize the products and services of third parties to enhance our platform of technologies and services to provide competitive and diverse IP-based network solutions to our users. In addition, we plan to continue to expand our technologies, products and services through products and services developed internally. We will seek to continually improve and enhance our existing services to respond to rapidly evolving competitive and technological conditions. For the years ended December 31, 2019, 2018, and 2017, we spent $14.5 million, $12.7 million, and $9.9 million, respectively, on R&D activities. R&D expenses are expensed as incurred.

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

E.	Off-Balance Sheet Commitments and Arrangements

As of and during the year ended December 31, 2019, we had no off balance sheet arrangements.

F.	Contractual Obligations and Other Commercial Commitments

The following table summarizes our significant contractual obligations as of December 31, 2019:

	Payments Due by Period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
	(in thousands)
Outstanding letters of credit	$13,640	$10,007	$3,083	$338	$212
Purchase commitments	48,320	45,080	2,836	404	—
Total	$61,960	$55,087	$5,919	$742	$212

Letters of credit

We issue standby letters of credit primarily to support international sales activities outside of China and in support of purchase commitments. When we submit a bid for a sale, often the potential customer will require that we issue a bid bond or a standby letter of credit to demonstrate our commitment through the bid process. In addition, we may be required to issue standby letters of credit as guarantees for advance customer payments upon contract signing or performance guarantees. The standby letters of credit usually expire six to twelve months from date of issuance without being drawn by the beneficiary thereof. As of December 31, 2019, our outstanding letters of credit approximated $13.6 million. These balances are included in the balance of Short-term restricted cash and Long-term restricted cash.

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

Uncertain tax positions

As of December 31, 2019, we had $15.5 million of gross unrecognized tax benefits, of which $0.5 million related to tax benefits that, if recognized, would affect the annual effective tax rate. The remaining $15.0 million gross unrecognized tax benefits, if recognized, would affect certain deferred tax assets and federal tax benefit of state income tax.

G.	Safe Harbor

This Annual Report on Form 20-F contains forward-looking statements regarding future events and our future results that are subject to the safe harbors created under the Securities Act of 1933 and the Securities Exchange Act of 1934. Forward-looking statements are based on current expectations, estimates, forecasts and projections about us, our future performance and the industries in which we operate, the potential impact of COVID-19 as well as on our management’s assumptions and beliefs. Such statements relate to, among other things:

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

The following table sets forth information about our directors and executive officers as of the date of this annual report. The business address of all of our directors and executive officers is 4th Floor, South Wing, 368 Liuhe Road, Binjiang District, Hangzhou, P.R. China.

Name	Age	Position
Tim Ti	55	Chief Executive Officer and Board Director (on sick leave)
Zhaochen Huang	57	Senior Vice President of Sales and Business Development for Japan and Korea / Acting Chief Executive Officer
Eric Lam	70	Vice President, Finance
Steven Chen	47	Senior Vice President, Product Development
Lingrong Lu	47	Vice President of Optical Network Systems R&D
Yongqing Yan	55	Chairman of Board of Directors
Wendong Zhang	43	Independent Director
Jintong Lin	74	Independent Director
Sean Shao	63	Independent Director

Biographical Information

Tenling Ti has served as our Chief Executive Officer since January 11, 2016 and now is taking a temporary medical leave of absence as of March 11, 2020. Mr. Ti is also the CEO and Board member of Hangzhou uSTAR Technologies Limited, a JV under UTStarcom Telecom Co., Ltd, as of March 28, 2018 and he previously served as the CEO of Virtual Gateway Labs, Inc., a subsidiary of UTStarcom. Prior to that, Mr. Ti served various roles at UTStarcom, including Senior Vice-President of Advanced Network Architecture Technologies, Senior Vice-President of Research & Development, and General Manager of the Broadband Business Unit. Before joining UTStarcom, Mr. Ti was the Director of Application & Marketing of Advanced Communication Devices Corporation, which was acquired by UTStarcom in 2001. He received a Master of Science degree in Computer Engineering from Santa Clara University in 1993.

Dr. Zhaochen Huang has served as our Acting Chief Executive Officer since March 11, 2020. Dr. Huang brings more than twenty-five years of business and management expertise to the Company. He previously served as Chief Operating Officer, Vice-President of Global Operations of UTStarcom and General Manager of UTStarcom India. Before joining UTStarcom, Dr. Huang served various positions at Soliton Systems, K.K. including General Manager of Soliton Systems USA and VP of Research and Development of Soliton Systems Shanghai. Prior to that, Dr. Huang served at SECOM Co., LTD. and Nanjing Institute of Solid Device. He received a degree of Doctor of Engineering in Electrical and Electronics from Tokyo Institute of Technology.

Eric Lam is Vice President of Finance responsible for overseeing UTStarcom’s global finance and accounting function since October, 2016 and will resign from the Company effective on May 31, 2020. During his previous tenure with UTStarcom, he has held various senior financial management positions supporting sales and global supply chain operations. Prior to rejoining UTStarcom, Eric served as a special advisor to Shanghai Phicomm Communications. His professional career includes senior financial and operational management positions with The Gillette Company, Hewlett Packet Corporation, China Light and Power and other multinationals, as well as, start-up companies. Eric has multi-faceted global and international experience spanning the high technology, semi-conductor, energy, consumer products and defense industries. Eric was educated in the United States, earning a bachelor’s degree from Tufts University and a master’s in business administration degree from Columbia Business School.

Steven Chen has more than twenty years of experience in telecom area. Mr. Chen currently serves as Senior Vice President of Product & Technology and has lead the function since May 2017. Previously he served various management roles in product management, marketing and R&D. Before joining UTStarcom in 2003, Mr. Chen served as leader of product marketing and technical at Hangzhou ECI Telecommunication Co. Ltd. He received an MBA degree from Zhejiang University in 2009 and a Bachelor of System Engineering from Xiamen University in 1995.

Lingrong Lu has twenty years of telecommunication industry experience. She had worked in UTStarcom for twelve years since 2002, taking various management role in R&D and product management in ONS, NGN and IPTV product lines; and she rejoined the company in September 2016, managing Optical Network System Research & Development Department. Prior to rejoining UTStarcom, Lingrong served in Huawei Technologies, Carrier BG. In her early working experience (1999-2002), she had worked in Nokia (ex. Lucent Technologies) in Singapore GTS and Shenzhen R&D center. Lingrong graduated from Zhejiang University in 1993 with Bachelor of Engineering, major in Electrical Engineering; and received Doctor’s Degree from same university in 2014.

Yongqing Yan serves as our chairman of the board since September 2019. He also serves as a director and general manager of Tongding Interconnection Information Co., Ltd. since 2018. Mr. Yan brings over 30 years of experience in communication and information technology encompassing the engineering, research and development management of communication equipment, sales and marketing management of large-scale communication enterprises, as well as strategic analysis and development of the telecommunications and internet industries. Mr. Yan holds a doctorate degree in Communication and Information Systems from Southeast University.

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

Jintong Lin serves as the director since September 2019. He also serves as an independent director of Tongding Interconnection Information Co., Ltd. since 2017. Additionally, Mr. Lin is an independent director of Comba Telelcom Systems Holding Co., Ltd. and a director of Jiangsu Zhongtian Science and Technology Co., Ltd. Mr. Lin is currently a consulting professor at Beijing University of Posts and Telecommunications (BUPT). From 1993 through 2011, he served in a variety of positions at BUPT, including Professor, Vice-President, and President. From 1990 to 1993, Mr. Lin was a researcher at King's College London. Before that, he was a visiting scholar and doctoral student at University of Southampton. Mr. Lin graduated from the Department of Physics, Peking University in 1969, he earned a master degree in Optical Communication from BUPT in 1981 as well as a doctorate degree in Optoelectronics from University of Southampton in the United Kingdom.

Sean Shao currently serves as independent director and chairman of the audit committee of: Luckin Coffee Inc. since May 2019; 21Vianet Group, Inc. since August 2015; UTStarcom Holdings Corp. since October 2012 and China Biologic Products, Inc. since July 2008. He served as the chief financial officer and a Board member of Trina Solar Limited from 2006 to 2008 and from 2015 to 2017, respectively. In addition, Mr. Shao served from 2004 to 2006 as the chief financial officer of ChinaEdu Corporation and of Watchdata Technologies Ltd. Prior to that, Mr. Shao worked at Deloitte Touche Tohmatsu CPA Ltd. for approximately a decade. Mr. Shao received his master’s degree in health care administration from the University of California at Los Angeles in 1988 and his bachelor’s degree in art from East China Normal University in 1982. Mr. Shao is a member of the American Institute of Certified Public Accountants.

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

Compensation of Directors and Executive Officers

In 2019, we paid an aggregate of $1,877,945 in cash compensation and granted 53,165 restricted shares under our 2017 Plan to our directors and executive officers. In 2018, we paid an aggregate of $2,483,310 in cash compensation and granted 374,984 restricted shares under our 2017 Plan to our directors and executive officers.

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

The 2006 Equity incentive plan expired on December 31, 2016, and as of December 31, 2019, 1,590,693 ordinary shares available for grant under this plan were transferred to the 2017 equity incentive plan.

As of December 31, 2019, 1,345,623 shares underlying options and restricted stock awards and units were outstanding.

The following table summarizes significant ranges of outstanding and exercisable stock options as of December 31, 2019:

Weighted
		Number of shares	Average	Weighted	Number of shares	Weighted
Range of		Outstanding	Remaining	Average	Exercisable	Average
Exercise Prices		as of 12/31/2019	Contractual Term	Exercise Price	as of 12/31/2019	Exercise Price
$2.24	$2.24	181,450	3.08	$2.24	114,800	$2.24

As of December 31, 2019, we had total unvested restricted stock awards of approximately 1.15 million shares, with a weighted average grant date fair value of $2.89.

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

Audit Committee

Our Audit Committee consists of Sean Shao, Jintong Lin and Wendong Zhang, each of whom meets the independence standards of NASDAQ and the SEC. Sean Shao is the Chairman of our Audit Committee. Members of our Audit Committee meet the criteria for “independence” set forth in rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended, and the listing standards of the NASDAQ Stock Market; have not participated in the preparation of the consolidated financial statements of UTStarcom or any of its current subsidiaries at any time during the past three years; and are able to read and understand fundamental financial statements, including a company’s balance sheets, income statements, statement of shareholder’s equity and statements of cash flow. Mr. Shao has been determined by the board of directors to qualify as an “audit committee financial expert” under applicable SEC and NASDAQ rules. The Audit Committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The Audit Committee, among other duties and responsibilities:

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

Compensation Committee

Our Compensation Committee consists of Sean Shao, Wendong Zhang and Jintong Lin. Sean Shao is the Chairman of our Compensation Committee. The Compensation Committee, among other duties and responsibilities:

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

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee consists of Jintong Lin, Wendong Zhang and Sean Shao, each of whom meets the independence standards of NASDAQ and the SEC. Jintong Lin is the Chairman of our Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee’s responsibilities include the selection of director nominees for the Board and the development and annual review of our governance principles. The Nominating and Corporate Governance Committee, among other duties and responsibilities:

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

As of December 31, 2019, we had approximately 478 full-time employees worldwide. From time to time, we also employ part-time employees and hire contractors. Our employees are not represented by any collective bargaining agreement and we have never experienced a work stoppage. We believe that we have good employee relations. During 2018 and 2017, we adopted a series of restructuring initiatives targeted at retaining to profitability, as a result of which, we reduced our headcount from 481 in 2017 to 461 in 2018. However, during 2019, the headcount was 478, due mainly to investments in business development

The following table sets forth information regarding our staff as of December 31, 2019:

Manufacturing and supply chain	138
Research and development	197
Marketing, sales and support	85
Administration and other support	58
Total	478

E.	Share Ownership

The following table sets forth certain information with respect to beneficial ownership of our ordinary shares as of March 31, 2020 by:

•	Each current director;
•	Each current executive officer;
•	All of our current directors and executive officers as a group; and
•	Each person who is known to us to beneficially own more than 5% of our ordinary shares.

The percentage of shares beneficially owned and votes held by each listed person is based upon 35,925,703 ordinary shares outstanding as of March 31, 2020 together with options that are exercisable within 60 days from March 31, 2020 and shares issuable upon vesting of restricted shares within 60 days from March 31, 2020 for each shareholder. Beneficial ownership is determined in accordance with the rules of the SEC.

	Shares	Percent of
	Beneficially	Total
Name and Address of Beneficial Owner(1)	Owned (2)	Outstanding (2)
Directors and Executive Officers
Tim Ti	*	*
Zhaochen Huang	*	*
Eric Lam	*	*
Xiaofeng Chen	*	*
Lingrong Lu	*	*
Yongqing Yan	*	*
Wendong Zhang	—	—
Sean Shao	*	*
Jintong Lin	*	* %
All current directors and executive officers as a group	744,465	2.07%
Principal Shareholders
Tonghao (Cayman) Limited	12,700,000	35.35%
The Smart Soho International Limited(3)	5,000,000	13.92%
E-Town International Holding (Hong Kong) Co. Limited(4)	3,787,878	10.54%
Talent Transmission, Ltd.(3)	2,718,758	7.57%

*	Less than 1%
(1)	Unless otherwise indicated, the address for all beneficial owners is c/o 4th Floor, South Wing, 368 Liuhe Road, Binjiang District, Hangzhou, P.R. China.

(2)

The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of March 31, 2020. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. Shares subject to options which are exercisable within 60 days of March 31, 2020 and shares underlying restricted share units that will vest within 60 days of March 31, 2020 are deemed to be outstanding and to be beneficially owned by the person holding such options or restricted share units for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. The number of shares beneficially owned has been adjusted to reflect our one-for-three reverse splits effected on March 21, 2013.

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

None of the shareholders known by us to beneficially own 5% or more of our outstanding shares as of March 31, 2020 have voting rights that are different from the voting rights of our other shareholders.

To our knowledge, except as disclosed above, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal person or persons, severally or jointly.

To our knowledge, there are no arrangements the operation of which may at a subsequent date result in us undergoing a change in control.

As of March 31, 2020, our directors and executive officers held options to purchase an aggregate of 181,450 ordinary shares under our existing equity incentive plans. The per share exercise prices of these options held by our directors and executive officers were $2.24 and the expiration date of such options was on January 29, 2023. In addition, as of Mar 31, 2020, our directors and executive officers held 36,272 restricted shares, 175,788 restricted share units and 383,955 performance stock units issuable upon vesting.

ITEM 7-MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees-E. Share Ownership.”

B.	Related Party Transactions

On September 3, 2019, Tonghao Cayman acquired an additional 9,200,000 Ordinary Shares from the Company’s former shareholders and became the largest shareholder of the Company. Tongding Interconnection Information Co., Ltd. (“TDI”) is the parent company of the Tonghao Cayman. During 2019, we had sales transactions with TDI at the amount of $49 thousand.

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

	High	Low
Annual highs and lows
2015	$3.06	$1.60
2016	$2.49	$1.66
2017	$6.51	$1.69
2018	$6.50	$2.59
2019	$4.11	$2.43
Quarterly highs and lows
Second Quarter 2018	$5.16	$3.96
Third Quarter 2018	$4.14	$3.35
Fourth Quarter 2018	$3.98	$2.59
First Quarter 2019	$4.11	$2.70
Second Quarter 2019	$3.67	$3.02
Third Quarter 2019	$3.19	$2.43
Fourth Quarter 2019	$3.05	$2.57
First Quarter 2020	$2.95	$1.56
Monthly highs and lows
September 2019	$3.09	$2.43
October 2019	$3.04	$2.85
November 2019	$3.05	$2.57
December 2019	$3.01	$2.78
January 2020	$2.95	$2.68
February 2020	$2.79	$2.28
March 2020	$2.55	$1.56

B.	Plan of Distribution

Not Applicable.

C.	Markets

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

Currency exchange control and government restrictions on dividends may impact our ability to transfer funds outside of the China and India

A significant portion of our business is conducted in China where the currency is the RMB and in India where the currency is the INR. Regulations in China and India permit foreign owned entities to freely convert the RMB or INR into foreign currency for transactions that fall under the “current account,” which includes trade related receipts and payments. Accordingly, our PRC or Indian subsidiaries may use RMB or INR to purchase foreign exchange for settlement of such “current account” transactions without pre-approval. However, pursuant to applicable regulations in China, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In calculating accumulated profits, foreign investment enterprises in China are required to allocate at least 10% of their realized profits each year, if any, to fund certain reserves, until these reserves have reached 50% of the registered capital of the enterprises.

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

We maintain an investment portfolio of various holdings, types and maturities. We do not use derivative financial instruments. We place our cash investments in instruments that meet high credit quality standards, as specified in our investment policy guidelines. Our policy is to limit the risk of principal loss and to ensure the safety of invested funds by generally attempting to limit market risk. Our cash and cash equivalents are not subject to significant interest rate risk due to the short maturities of these instruments. As of December 31, 2018, the carrying value of our cash and cash equivalents approximated fair value. As of December 31, 2019, approximately $3.1 million, $19.3 million and $1.7 million were held by subsidiaries in China, Japan and US.

The table below represents carrying amounts and related weighted-average interest rates of our investment portfolio at December 31, 2019 and 2018:

	December 31,
	2019	2018
	(in thousands)
Cash and cash equivalents	$34,966	$57,049
Average interest rate	2.54%	2.23%
Restricted cash short-term	$10,007	$8,827
Average interest rate	3.07%	2.61%
Short-term investments	$2,095	—
Average interest rate	—%	—%
Restricted cash long-term	$3,634	$7,824
Average interest rate	3.94%	3.15%
Total investment securities	$50,702	$73,700
Average interest rate	2.64%	2.37%

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

In 2019, the majority of our foreign-currency denominated sales have been made in Japan, denominated in Japanese yen. The balance of our cash and cash equivalents held in Japanese Yen was $6.6 million at December 31, 2019. Historically, the exchange rate between Japanese Yen and U.S. dollar has been volatile. Additionally, the majority of our expenses are denominated in RMB. Due to China’s currency exchange control regulations, we are limited in our ability to convert and repatriate RMB, as well as in our ability to engage in foreign currency hedging activities in China. The balance of our cash and cash equivalents held in RMB was $2.5 million at December 31, 2019. Since China unpegged the RMB from the U.S. dollar in July 2005 through December 31, 2019, the RMB has appreciated by approximately 15.9% versus the U.S. dollar. We also made significant sales in Indian rupees in 2018.

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

ITEM 15-CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and our VP Finance, has performed an evaluation of the effectiveness of our disclosure controls and procedures, as such term is defined under Rules 13a 15(e) and 15d 15(e) promulgated under the Exchange Act as of the end of the period covered by this report. Based upon that evaluation, our management has concluded that, as of December 31, 2019, our disclosure controls and procedures were ineffective because of the material weakness described below under “Management’s Annual Report on Internal Control over Financial Reporting.” We continue to undertaken remedial steps to address the material weaknesses in our disclosure controls and procedures as set forth below under “Management’s Plan for Remediation of Material Weaknesses.”

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

As required by Section 404 of the Sarbanes Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management, including our chief executive officer and VP Finance, assessed the effectiveness of internal control over financial reporting as of December 31, 2019 using the criteria set forth in the report “Internal Control-Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. As a result of management’s evaluation of our internal control over financial reporting, the following material weakness in our internal control over financial reporting was identified as of December 31, 2019.

(i) The Company did not have sufficient resources with an appropriate level of knowledge and experience in U.S. GAAP to properly account for complex accounting issues under U.S. GAAP. Complex issues such as investment accounting, impairment assessment and loss contract reserve may not be accounted for properly in the future.

The material weakness described above may result in misstatement of the Company’s consolidated financial statements that would result in a material misstatement to the Company’s quarterly or annual consolidated financial statements that would not be prevented or detected. As a result of the material weakness, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2019.

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

ITEM 16C-PRINCIPAL ACCOUNTANT FEES AND SERVICES

Disclosure of Fees Charged by Independent Accountants

The aggregate fees billed for professional accounting services by Grant Thornton for the fiscal year ended December 31, 2019 and 2018 are as follows:

	Years Ended
	December 31,
	2019	2018
	(in thousands)
Audit fees(1)	$557	$540
Audit-related fees(2)	30	8
Tax fees(3)	—	—
All other fees(4)	51	57
Total	$638	$605

(1)Audit fees are fees for professional services rendered for the integrated audit of our consolidated financial statements, for review of interim consolidated financial information included in quarterly reports or earnings releases, and for services that are normally provided by Grant Thornton in connection with statutory and regulatory filings or engagements in 2018 and 2019.

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

ITEM 16D-EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E-PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On November 12, 2014, our board of directors approved a share repurchase program of up to $40 million of our outstanding shares over the next 24 months, and subsequently extended to November 2018 approved by our board of directors. On November 4, 2018, our board of directors approved for extension of the repurchase plan to November 2019. In September 2019, the Board has approved to extend two additional years. During the repurchase program period, we will maintain flexibility to turn the program to an accelerated repurchase program and/or a cash tender offer, and we are not obligated to make repurchases at any specific time or situation. Our board of directors will review the share repurchase program periodically and may authorize adjustment of its terms and size accordingly. We plan to fund any share repurchases made under this program from our available cash balance. Purchases under the program are as follows:

			Total number of	Maximum
			shares (or units)	approximate dollar
	Total Number of		purchased as part of	value that may yet
	shares (or Units)	Average price paid	publicly announced	be purchased under
Period	purchased	per share (or unit)	plans or programs	the Plans
December 2014	166,421	$2.63	166,421	$39,561,613
January 2015	207,272	$2.90	373,693	$38,960,627
February 2015	191,685	$2.75	565,378	$38,434,451
March 2015	150,038	$2.68	715,416	$38,032,006
April 2015	142,696	$2.65	858,112	$37,654,473
May 2015	27,443	$2.17	885,555	$37,594,886
June 2015	328,703	$2.01	1,214,258	$36,935,426
July 2015	156,320	$1.91	1,370,578	$36,636,344
August 2015	145,975	$1.95	1,516,553	$36,352,399
September 2015	103,300	$2.02	1,619,853	$36,143,984
October 2015	55,500	$2.22	1,675,353	$36,020,775
November 2015	21,370	$2.20	1,696,723	$35,973,850
December 2015	33,000	$2.20	1,729,723	$35,901,220
January 2016	165,392	$2.20	1,895,115	$35,538,178
February 2016	80,660	$2.12	1,975,775	$35,367,443
March 2016	176,386	$2.01	2,152,161	$35,012,890
April 2016	505,593	$1.80	2,657,754	$34,102,109
May 2016	390,648	$2.02	3,048,402	$33,313,145
June 2016	146,542	$1.99	3,195,944	$33,021,480
July 2016	76,210	$1.93	3,271,154	$32,874,525
August 2016	239,104	$2.05	3,510,258	$32,384,860
September 2016	36,500	$2.16	3,546,758	$32,306,056
October 2016	—	—	3,546,758	$32,306,056
November 2016	112,200	$1.98	3,658,958	$32,083,499
December 2016	125,420	$1.98	3,784,378	$31,835,274
January 2017	12,380	$1.99	3,796,758	$31,810,649
February 2017	—	—	3,796,758	$31,810,649
March 2017	60,359	$1.89	3,857,117	$31,696,485
April 2017	—	—	3,857,117	$31,696,485
May 2017	—	—	3,857,117	$31,696,485
June 2017	—	—	3,857,117	$31,696,485
July 2017	—	—	3,857,117	$31,696,485
August 2017	—	—	3,857,117	$31,696,485
September 2017	—	—	3,857,117	$31,696,485
October 2017	—	—	3,857,117	$31,696,485
November 2017	—	—	3,857,117	$31,696,485
December 2017	—	—	3,857,117	$31,696,485
January 2018	—	—	3,857,117	$31,696,485
February 2018	—	—	3,857,117	$31,696,485
March 2018	—	—	3,857,117	$31,696,485
April 2018	76,940	$4.91	3,934,057	$31,318,604
May 2018	66,660	$4.90	4,000,717	$30,992,244
June 2018	99,742	$4.31	4,100,459	$30,561,925
July 2018	77,661	$3.98	4,178,120	$30,252,886
August 2018	91,763	$3.73	4,269,883	$29,910,383
September 2018	60,802	$3.83	4,330,685	$29,677,303
October 2018	74,391	$3.90	4,405,076	$29,387,290
November 2018	—	—	4,405,076	$29,387,290
December 2018	75,806	$2.85	4,480,882	$29,171,485
January 2019	60,942	$3.14	4,541,824	$28,980,292
February 2019	4,875	$3.46	4,546,699	$28,963,424
March 2019	—	—	4,546,699	$28,963,424
April 2019	56,772	$3.39	4,603,471	$28,770,717

May 2019	77,420	$3.28	4,680,891	$28,516,626
June 2019	62,461	$3.13	4,743,352	$28,321,171
July 2019	28,559	$3.10	4,771,911	$28,232,705
August 2019	37,827	$2.92	4,809,738	$28,232,702
September 2019	—	—	4,809,738	$28,232,702
October 2019	—	—	4,809,738	$28,232,702
November 2019	—	—	4,809,738	$28,232,702
December 2019	—	—	4,809,738	$28,232,702
January 2020	700	$2.78	4,810,438	$28,230,756
February 2020	17,827	$2.65	4,828,265	$28,183,547
March 2020	21,467	$2.40	4,849,732	$28,131,985

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

NASDAQ Marketplace Rule 5620(a) requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year end. However, NASDAQ Marketplace Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement. We follow home country practice with respect to annual meetings and did not hold an annual shareholder meeting in 2019. Our Cayman Islands counsel has provided a letter to NASDAQ certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

ITEM 16H-MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17-FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18-FINANCIAL STATEMENTS

The consolidated financial statements of UTStarcom Holdings Corp. and its subsidiaries are included at the end of this Annual Report.

ITEM 19-EXHIBITS

Exhibit Number	Description	Form	Incorporated by Reference From Exhibit Number	Date Filed
1.1	Amended and Restated Memorandum and Articles of Association.	20-F	1.1	4/26/2013
2.1	Description of share capital of the Registrant (incorporated herein by reference to (i) the sections titled “Description of Capital Stock” in the Registrant’s registration statement on Form S-1(File No. 333-93069), as amended, including any form of prospectus contained therein pursuant to Rule 424(b) under the Securities Act of 1933 and	S-1	—	Initially filed on, 12/20/1999
	(ii) the Registrant’s registration statement on Form 8-A (File No. 000-29661)	Form 8-A	—	2/23/2000
4.1	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 of Form F-4 (File No. 333-173828) filed with the SEC on May 2, 2011	F-4	10.1	5/02/2011
4.2	Stockholder Rights Agreement, made as of February 1, 2010, by and between UTStarcom, Inc. and Beijing E-town International Investment and Development Co., Ltd.	8-K	4.1	2/4/2010
4.3	2006 Equity Incentive Plan, as adopted on July 21, 2006.	S-8/A	4.1	3/10/2020
4.4	2017 Equity Incentive Plan, as adopted on January 1, 2017.	S-8/A	4.1	3/10/2020
4.5	Form of Stock Option Award Agreement for use under 2017 Equity Incentive Plan.	20-F	4.5	4/17/2019
4.6	Form of Stock Option Agreement for Directors and Officers for use under the 2017 Equity Incentive Plan.	20-F	4.6	4/17/2019
4.7	Form of Notice of Grant of Restricted Stock for use under the 2017 Equity Incentive Plan.	20-F	4.7	4/17/2019
4.8	Form of Notice of Grant of Restricted Stock Units for use under the 2017 Equity Incentive Plan.	20-F	4.8	4/17/2019
4.9	Form of Notice of Grant of Performance Shares for use under the 2017 Equity Incentive Plan.	20-F	4.9	4/17/2019
4.10	Form of Notice of Grant of Performance Units for use under the 2017 Equity Incentive Plan.	20-F	4.10	4/17/2019
4.11	UTStarcom, Inc. Amended and Restated Executive Involuntary Termination Severance Pay Plan.	10-Q	10.2	5/8/2009
4.12	Letter dated November 13, 2017 from GHP Horwath, P.C.	20-F	4.14	11/14/2017
4.13	Letter dated November 14, 2017 from Crowe Horwath LLP	20-F	4.15	11/14/2017
8.1	Subsidiaries of UTStarcom Holdings Corp.	Filed herewith	—	—
12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—
12.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—
13.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—
13.2	Certification of Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—
15.1	Consent of Grant Thornton	Filed herewith
101.INS	XBRL Instance Document	Filed herewith
101.SCH	XBRL Taxonomy Extension Schema Document	Filed herewith
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	Filed herewith
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document	Filed herewith
101.LAB	XBRL Taxonomy Extension Label Linkbase Document	Filed herewith
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

UTSTARCOM HOLDINGS CORP.

Date: April 29, 2020	By:	/s/ Zhaochen Huang
		Name:	Zhaochen Huang
		Title:	Acting Chief Executive Officer

UTSTARCOM HOLDINGS CORP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

UTStarcom Holdings Corp.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of UTStarcom Holdings Corp. (a Cayman Islands corporation) and subsidiaries (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Change in accounting principle

As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for leases in 2019 due to the adoption of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (Topic 842), Leases.

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

Shanghai, China

April 29, 2020

UTSTARCOM HOLDINGS CORP.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	December 31,	December 31,
	2019	2018
ASSETS
Current assets:
Cash and cash equivalents	$34,966	$57,049
Short-term investments	2,095	—
Accounts receivable, net of allowances for doubtful accounts of $6,506 and $2,124 in 2019 and 2018, respectively	77,831	60,666
Inventories	6,142	26,388
Deferred costs	513	449
Prepaid and other current assets	5,524	6,776
Short-term restricted cash	10,007	8,827
Total current assets	137,078	160,155
Property, plant and equipment, net	1,092	1,258
Operating lease right-of-use assets, net	2,860	—
Long-term investments	3,129	5,224
Long-term deferred tax assets	2,772	2,307
Long-term restricted cash	3,634	7,824
Other long-term assets	738	667
Total assets	151,303	177,435
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	30,875	50,757
Income taxes payable	7,480	6,996
Customer advances	160	561
Deferred revenue	1,320	968
Operating lease liabilities, current	1,595	—
Employee payroll and compensation payable	2,855	5,224
Other current liabilities	4,748	5,287
Total current liabilities	49,033	69,793
Long-term deferred revenue	369	2,979
Operating lease liabilities, non-current	1,364	—
Other long-term liabilities	1,349	2,497
Total liabilities	52,115	75,269
Commitments and contingencies (Note 8)
Shareholders’ equity:
Ordinary shares: $0.00375 par value; 250,000 authorized shares; 40,335 and 39,799 shares issued at December 31, 2019 and December 31, 2018, respectively; 35,525 and 35,318 shares outstanding at December 31, 2019 and December 31, 2018, respectively	123	123
Additional paid-in capital	1,265,615	1,264,160
Treasury stock, at cost: 4,810 and 4,481 shares at December 31, 2019 and December 31, 2018, respectively	(11,948)	(10,899)
Accumulated deficit	(1,216,703)	(1,212,790)
Accumulated other comprehensive income	62,101	61,572
Shareholders’ equity	99,188	102,166
Total liabilities and shareholders' equity	$151,303	$177,435

See accompanying notes to consolidated financial statements

UTSTARCOM HOLDINGS CORP.

CONSOLIDATED STATEMENT OF COMPERHENSIVE INCOME (LOSS)

(In thousands, except per share data)

	Years ended December 31,
	2019	2018	2017
Net sales(1)
Products	$43,722	$97,680	$77,283
Services	21,901	18,264	21,009
	65,623	115,944	98,292
Cost of net sales
Products	29,566	72,082	50,636
Services	11,900	11,594	14,510
	41,466	83,676	65,146

Gross profit	24,157	32,268	33,146
Operating expenses:
Selling, general and administrative(2)	15,827	15,156	16,777
Research and development	14,467	12,745	9,853
Total operating expenses	30,294	27,901	26,630
Operating income (loss)	(6,137)	4,367	6,516
Interest income	1,337	1,749	1,177
Interest expense	(16)	(47)	(48)
Other income (expense), net	872	(644)	2,976
Equity loss of associates	—	(613)	(687)
Investment impairment	—	(370)	(1,690)
Income before income taxes	(3,944)	4,442	8,244
Income tax benefit (expense)	31	378	(1,263)
Net income (loss)	$(3,913)	$4,820	$6,981

Net income (loss) per share Basic	$(0.11)	$0.14	$0.20

Net income (loss) per share Diluted	$(0.11)	$0.13	$0.19
Weighted average shares outstanding-Basic	35,556	35,642	35,467
Weighted average shares outstanding-Diluted	35,556	36,319	36,176

Net income (loss)	(3,913)	4,820	6,981
Other comprehensive income (loss), net of tax
Net change in cumulative translation adjustment	529	(839)	409
Comprehensive income (loss)	$(3,384)	$3,981	$7,390

(1)

The revenue recognized in the years ended December 31, 2019, 2018 and 2017 that was included in deferred revenue (including current and non-current) and customer advances as of the beginning of each respective period were $2.8 million, $4.0 million and $2.7 million, respectively.

(2)	Allowances for doubtful accounts of $4.4 million, $0.8 million and reversal $0.06 million were recognized in the selling expenses in 2019, 2018 and 2017, respectively.

See accompanying notes to consolidated financial statements

UTSTARCOM HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands, except share data)

						Accumulated
	Ordinary Shares		Additional			Other	Total
	Shares		Paid-in	Treasury	(Accumulated	Comprehensive	Stockholders’
	outstanding	Amount	Capital	Stock	Deficit)	Income	Equity
	(In thousands, except number of shares)
Balance at December 31, 2016	35,224,553	$122	$1,262,005	$(8,234)	$(1,233,154)	$62,002	$82,741
Repurchase of ordinary shares	(72,739)			(140)			(140)
Restricted stock issued and restricted stock units released	302,886	—	866	—	—	—	866
Ordinary shares issued upon option exercise	51,666	—	135				135
Net income	—	—	—	—	6,981	—	6,981
Other comprehensive income:
Foreign currency translation	—	—	—	—	—	2,112	2,112
Recognition due to closure of the subsidiaries	—	—	—	—	—	(1,703)	(1,703)
Balance at December 31, 2017	35,506,366	$122	$1,263,006	$(8,374)	$(1,226,173)	$62,411	$90,992
Repurchase of ordinary shares	(623,765)	—	—	(2,525)	—	—	(2,525)
Restricted stock issued and restricted stock units released	399,991	—	1,097	—	—	—	1,097
Ordinary shares issued upon option exercise	35,150	1	79	—	—	—	80
Cumulative effect of change in revenue recognition accounting principle	—	—	—	—	8,563	—	8,563
Acquisition of non-controlling interests	—	—	(22)	—	—	—	(22)
Net income	—	—	—	—	4,820	—	4,820
Other comprehensive loss:
Foreign currency translation	—	—	—	—	—	(839)	(839)
Balance at December 31, 2018	35,317,742	123	1,264,160	(10,899)	(1,212,790)	61,572	102,166
Ordinary shares issued upon option exercise	25,000	—	56	—	—	—	56
Restricted stock issued and restricted stock units released	510,438	—	1,399	—	—	—	1,399
Repurchase of ordinary shares	(328,856)	—	—	(1,049)	—	—	(1,049)
Net loss	—	—	—	—	(3,913)	—	(3,913)
Other comprehensive income:
Foreign currency translation	—	—	—	—	—	529	529
Balance at December 31, 2019	35,524,324	123	1,265,615	(11,948)	(1,216,703)	62,101	99,188

See accompanying notes to consolidated financial statements

UTSTARCOM HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years ended December 31,
	2019	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(3,913)	$4,820	$6,981
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	644	702	628
Lease amortization	1,946	—	—
Net loss (gain) on disposal of assets	5	(21)	—
Gain on cumulative translation adjustment recognition from liquidation of subsidiaries	—	—	(1,703)
Gain on liquidation of a subsidiary	—	(909)	—
Reversal of FIN 45 & FIN 48 due to expiration of statute of limitations	(1,182)	(2,462)	(1,409)
Equity loss of associates	—	613	687
Investment impairment	—	370	1,690
Gain on reversal of accounts payable	(3,161)	—	—
Stock-based compensation expense	1,399	1,097	866
Provision for doubtful accounts receivable	4,396	812	4
Deferred income taxes	(465)	705	(1,092)
Changes in operating assets and liabilities
Accounts receivable	(21,561)	(44,815)	1,413
Inventories and deferred costs	20,182	6,565	1,212
Prepaid and other assets	(3,625)	5,540	(7,280)
Accounts payable	(19,882)	23,193	5,183
Income taxes payable	506	(929)	(26)
Customer advances	(401)	(6,044)	(7,218)
Deferred revenue	(2,259)	(4,930)	(3,172)
Other liabilities	3,224	(10,413)	7,074
Net cash provided by (used in) operating activities	(24,147)	(26,106)	3,838
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(507)	(225)	(732)
Acquisition of uSTAR, net of cash acquired	—	(673)	—
Purchase of short-term investments	(41)	—	(3,164)
Purchase of investments	—	—	(481)
Proceeds from sale of investments	—	—	500
Proceeds from sale of short-term investments	41	3,143	—
Net cash provided by (used in) investing activities (1)	(507)	2,245	(3,877)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options	56	101	113
Proceeds from short-term borrowing	4,625	—	—
Repayment of short-term borrowing	(4,625)	—	—
Repurchase of ordinary shares	(1,049)	(2,525)	(140)
Net cash used in financing activities	(993)	(2,424)	(27)
Effect of exchange rate changes on cash and cash equivalents	554	(701)	2,112
Net increase (decrease) in cash and cash equivalents (1)	(25,093)	(26,986)	2,046
Cash, cash equivalents and restricted cash at beginning of year (1)	73,700	100,686	98,640
Cash, cash equivalents and restricted cash at end of year (1)	$48,607	$73,700	$100,686
Supplemental disclosure of cash flow information:
Cash paid:
Interest paid	16	47	48
Income taxes paid	1,400	1,221	2,012

(1)	The Company adopted ASU 2016-18 in 2018 and adjusted the 2017 balances retrospectively.

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1-BASIS OF PRESENTATION, LIQUIDITY

UTStarcom Holdings Corp., a Cayman Islands corporation incorporated in 2011 and its wholly owned subsidiaries (collectively, the “Company”), is a global telecom infrastructure provider dedicated to developing technology that will serve the rapidly growing demand for bandwidth from mobile, streaming and other applications. The Company works with carriers from Asia to the Americas, to meet this demand through a range of innovative broadband packet optical transport and wireless/fixed-line access products and solutions.

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

The accompanying Consolidated Balance Sheets as of December 31, 2019 and 2018, and the Consolidated Statements of Operations and Comprehensive Income for each of the three years ended December 31, 2019, 2018 and 2017 have been prepared by the Company is in conformity with generally accepted accounting principles in the United States (“US GAAP”).

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

The Company incurred net loss of $3.9 million and earned net income of $4.8 million and $7.0 million during the years ended December 31, 2019, 2018, and 2017, respectively. As of December 31, 2019 and 2018, the Company had an accumulated deficit of $1,216.7 million and $1,212.8 million, respectively. The Company used net cash from operations of $24.1 million and $26.1 million, and generated net cash inflow from operation of $3.8 million during the years ended December 31, 2019, 2018 and 2017, respectively.

As of December 31, 2019 and 2018, the Company had cash and cash equivalents of $35.0 million and $57.0 million, of which $3.1 million and $8.9 million, respectively, were held by subsidiaries in China. China imposes currency exchange controls on certain transfers of cash to and from China. The Company’s China subsidiaries are subject to pre-approval from the State Administration of Foreign Exchange (“SAFE”) for non-domestic financing. Additionally, the amount of cash available for transfer from the China subsidiaries for use by the Company’s non-China subsidiaries is also limited both by the liquidity needs of the subsidiaries in China and the restriction on foreign currency exchange by Chinese-government mandated limitations including currency exchange controls on certain transfers of funds outside of China. The Company’s China subsidiaries have no accumulated profit as of December 31, 2019 determined in accordance with Chinese accounting standards that can be paid as dividends. In 2019, 2018 and 2017, the Company’s China subsidiaries did not pay dividends.

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

Cash and Cash Equivalents:

Cash and cash equivalents consist of highly liquid instruments with maturities of three months or less when acquired. Approximately 4.9%, or $1.7 million and 10.6% or $6.0 million of cash and cash equivalents were held by the Company’s subsidiaries in the United States as of December 31, 2019 and 2018, respectively. The remainder was held by the other UTStarcom entities throughout the world. As of December 31, 2019 and 2018, approximately 9.0%, or $3.1 million and 15.7% or $8.9 million, of the Company’s cash and cash equivalents were held by its subsidiaries in China, respectively. China imposes currency exchange controls on transfers of funds outside of China.

Restricted Cash:

As of December 31, 2019, the Company had short-term restricted cash of $10.0 million, and long-term restricted cash of $3.6 million. As of December 31, 2018, the Company had short-term restricted cash of $8.8 million, and had long-term restricted cash of $7.8 million. These amounts primarily collateralize the Company’s issuances of performance bonds, warranty bonds, and standby and commercial letters of credit.

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

The Company recognizes an impairment charge when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. The Company reviews several factors to determine whether the losses are other-than-temporary, including but not limited to: (i) the length of time the investment was in an unrealized loss position, (ii) the extent to which fair value was less than cost, (iii) the financial condition and near term prospects of the issuer, and (iv) the Company’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value. The determination of fair value of the investment involves considering factors such as current economic and market conditions, the operating performance of the companies including current earnings trends and forecasted cash flows, and other company and industry specific information. Investment impairments recorded as other-than-temporary were nil, $0.4 million, and $1.7million, for the years ended December 31, 2019, 2018 and 2017, respectively.

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

Receivables:

Although the Company evaluates customer credit worthiness prior to a sale, the Company provides an allowance for doubtful accounts for the estimated loss on trade receivables when collection may no longer be reasonably assured. The Company assesses collectability of receivables based on a number of factors including analysis of creditworthiness, the Company’s historical collection history and current economic conditions, its ability to collect payment, and on the length of time an individual receivable balance is outstanding. The Company’s policy for determining the allowance for doubtful accounts includes both specific allowances for balances known to be doubtful of recovery and a formula-based portfolio approach based on aging of the accounts receivable, as a part of management’s review of the overall allowance for doubtful accounts. This formula-based approach involves aging of the Company’s accounts receivable and applying a percentage based on the Company’s historical experience. The Company evaluates the percentages applied to each category of aged accounts receivable periodically based on actual history of write-offs and collections and refines this formula-based approach accordingly for use in future periods. Receivable balances are written-off when the Company has sufficient evidence to prove that they are uncollectible.

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

Deferred Costs:

Deferred cost balances are the unamortized cost of post-contract customer support over a period of time of certain legacy contracts. The Company amortizes the deferred revenue and related costs of goods sold over the post-contract support period.

Property, Plant and Equipment:

Property, plant and equipment are recorded at cost and are stated net of accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the related assets. Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful lives or the term of the lease. When assets are disposed of, the cost and related accumulated depreciation are removed and the resulting gains or losses are included in results of operations. The Company generally depreciates its property, plant and equipment over the following periods:

Years
Equipment and furniture	5
Computers and software	2 – 3
Automobiles	5
Leasehold improvements	Lesser of the lease term or estimated useful life

Depreciation expense was $0.6 million, $0.7 million, and $0.6 million, for the years ended December 31, 2019, 2018 and 2017, respectively.

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

Advertising Costs:

The Company expenses all advertising costs as incurred. Payment to customers for marketing development costs are accounted for as incurred as a reduction of the revenue associated with customers. For the years ended December 31, 2019, 2018 and 2017, advertising costs totaled $0.1 million, $0.1 million, and $0.1 million, respectively.

Operating Leases:

At the inception of each arrangement, the Company determine if the arrangement is a lease or contains an embedded lease and review the facts and circumstances of the arrangement to classify lease assets as operating or finance leases under Topic 842.

The Company leases office space under operating lease agreements with initial lease terms up to five years. The Company has entered into various non-cancelable operating lease agreements for its office space. These leases have original lease periods expiring between 2019 to 2023 and some of these lease agreements have options to extend the lease terms for an additional period subject to mutual negotiations and agreements with the lessor. The Company considered all renewal options that were reasonably certain to be exercised and are considered in determining the lease term at the inception of the lease.

The Company measures lease liabilities based on the present value of the total remaining lease payments. To determine the present value of future minimum lease payments, we used the implicit rate when readily determinable. When the implicit rate is not available, the Company applies its incremental borrowing rate, which is the estimated rate the Company would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Company estimates its incremental borrowing rate based on an analysis of publicly traded debt securities of companies with credit and financial profiles similar to its own.

Treasury Stock:

Treasury stock is recorded at cost and represents shares repurchased by the Company.

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

Accumulated Other Comprehensive Income (“AOCI”):

AOCI consisted of foreign currency translation adjustments. The changes in AOCI, including the amounts reclassified to income, were as follows:

Foreign currency
translation and
unrealized gains
(losses), net
of tax
(in thousands)
Balance at December 31, 2017	$62,411
Unrecognized loss on foreign currency translation	(839)
Balance at December 31, 2018	$61,572
Unrecognized gain on foreign currency translation	529
Balance at December 31, 2019	$62,101

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

The Company recognizes deferred income taxes as the difference between the tax basis of assets and liabilities and their financial statement amounts based on enacted tax rates. Management judgment is required in the assessment of the recoverability of our deferred tax assets based on its assessment of projected taxable income. Numerous factors could affect our results of operations in the future. If there is a significant decline in our future operating results, management’s assessment of the recoverability of our deferred tax assets would need to be revised, and any such adjustment to our deferred tax assets would be charged to income in that period. If necessary, The Company records a valuation allowance to reduce deferred tax assets to an amount which management believes is more likely than not to be realized. Changes in estimates of taxable income in the future could result in reversal of the valuation allowances which would be credited to income in the year of reversal.

Financial Instruments:

Financial instruments consist of cash and cash equivalents, short and long-term investments, notes receivable, accounts receivable and payable and accrued liabilities. The carrying amounts of cash and cash equivalents, bank notes, accounts receivable and payable, notes receivable, and accrued liabilities approximate their fair values because of the short-term nature of those instruments. The fair value of long-term investments in debt and equity securities is determined based on quoted market prices or available information about investees.

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

The foreign currency translation gain (loss) related to the remeasurement of transactions denominated in other than the functional currency is included in other income (expense), net in the consolidated statements of operations and comprehensive income (loss). In connection with this remeasurement process, the Company recorded a $ 3.9 million and $2.6 million loss, and gain of $0.6 million for the years ended December 31, 2019, 2018 and 2017, respectively.

Earnings per Share:

Basic earnings per share is computed by dividing the net income (loss) available to shareholders by the weighted average number of the Company’s ordinary shares outstanding, as applicable, during the period, which excludes unvested restricted stock.

Diluted earnings per share reflects the amount of net income (loss) available to each ordinary share outstanding during the period plus number of additional shares that would have been outstanding if potentially dilutive securities had been issued. The Company’s potentially dilutive ordinary shares include outstanding stock options, unvested restricted stock, restricted stock units and performance-based units. The following table summarizes the total potential ordinary shares that were excluded from the diluted per share calculation, because their effect was anti-dilutive.

	Years ended December 31,
	2019	2018	2017
	(in thousands)
Anti-dilutive stock options and awards/units outstanding	1,335	—	—
Total(1)	1,335	—	—

(1)

Calculated using the treasury stock method, which assumes proceeds are used to reduce the dilutive effect of outstanding stock awards. Assumed proceeds include the unrecognized deferred compensation of share awards, and assumed tax proceeds from excess stock-based compensation deductions.

For the year ended December 31, 2018, 1.5 million potential ordinary shares were dilutive. After the dilution, the diluted earnings per share during the years ended December 31, 2018 were as follows.

	2019	2018
	(in thousands, except per
	shares amounts)
Net income (loss)	$(3,913)	$4,820
Weighted average shares outstanding—Diluted	35,556	36,319
Net income (loss) per shares—Diluted	$(0.11)	$0.13

Recent Adopted Accounting Standards

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

The Company adopted the new standard effective January 1, 2019 and used the modified retrospective transition approach, without adjusting the comparative periods presented. The Company elected the package of practical expedients permitted under the transition guidance, which allows to carryforward our historical lease classification, and initial direct costs for any leases that exist prior to adoption of the new standard.

Upon adoption, the Company recognized an operating lease right-of-use (“ROU”) assets of $2.4 million and total operating lease liabilities (including current and non-current) $2.3 million for operating leases. The cumulative effect of the changes made to our consolidated January 1, 2019 balance sheet for the adoption of ASU No. 2016-02 was as follows:

Reclassification	Balance at December 31, 2018	Adjustment Due to Topic 842	Balance at January 1, 2019
Assets
Operating lease right-of-use assets, net	$—	$2,410	$2,410
Prepaid	6,776	(83)	6,693
Liabilities
Operating lease liabilities, current	—	(898)	(898)
Operating lease liabilities, non-current	$—	$(1,429)	$(1,429)

Recent Accounting Pronouncements:

In January 2020, FASB issued ASU 2020-01, “Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815). ASU 2020-01 clarifies that a company should consider observable transactions that require it to apply or discontinue the equity method of accounting under Topic 323 when applying the measurement alternative in Topic 321. The amendments are effective for public business entities for fiscal years beginning after Dec. 15, 2020, and interim periods within those fiscal years, and for all other entities, for fiscal years beginning after Dec. 15, 2021, and interim periods within those fiscal years. Early adoption is permitted. The Company is in the process of evaluating the financial impact to the Company.

In December 2019, the FASB issued ASU 2019-12, “Income tax (Topic 740) Simplifying accounting for income taxes”. The amendments in this Update simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The Company is in the process of evaluating the financial impact to the Company.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Statements. ASU 2016-13 requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. This ASU affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual rights to receive cash. For public business entities, the amendments in this update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. All entities may adopt the amendments in this update through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). In April 25, 2019, ASU 2016-13 was updated with ASU 2019-04, which clarifies certain aspects of accounting for credit losses, hedging activities, and financial instruments. ASU 2019-04 provides certain alternatives for the measurement of the allowance for credit losses (ACL) on accrued interest receivable (AIR). These measurement alternatives include (1) measuring an ACL on AIR separately, (2) electing to provide separate disclosure of the AIR component of amortized cost as a practical expedient, and (3) making accounting policy elections to simplify certain aspects of the presentation and measurement of such AIR. For entities that have adopted ASU 2016-13, the amendments in ASU 2019-04 related to ASU 2016-13 are effective for fiscal years beginning after December 15, 2019, and interim periods therein. An entity may early adopt ASU 2019-04 in any interim period after its issuance if the entity has adopted ASU 2016-13. The Company will adopt ASU 2019-04 for the year ended December 31, 2020, including interim periods therein and is in the process of evaluating the financial impact to the Company.

NOTE 3-ACQUISITION

On March 28, 2018, the Company became an investor of uSTAR, a JV Company by investing $1.8 million to acquire 49% of uSTAR’s equity interest. The Company used the equity method to account for this investment.

In December 2018, the Company invested an additional $1.9 million to purchase the remaining shares of uSTAR from its JV partner. After that transaction, the Company owned 100% equity interest of uSTAR and we consolidated uSTAR from the acquisition date. The Company assessed the fair value of all the assets and liabilities in uSTAR and concluded there was no Goodwill acquired during the transaction. Below is the purchase price allocation schedule as of the acquisition date:

Assets	Fair Value
(In thousands)
Net working capital	$3,597
Long-term assets	66
Total net assets	3,663
Purchase price (51% of equity)	$1,868

During the period between March 2018 to the date we acquired control of uSTAR , the Company recorded $0.4 million equity loss in connection with uSTAR.

NOTE 4-COMPREHENSIVE INCOME (LOSS)

Total Comprehensive Income (Loss) for the years ended December 31, 2019, 2018 and 2017 consisted of the following:

	Years ended December 31,
	2019	2018	2017
	(in thousands)
Net income (loss)	$(3,913)	$4,820	$6,981
Other comprehensive income (loss)
Net Change in Foreign currency translation	529	(839)	409
Total comprehensive income (loss)	(3,384)	3,981	7,390

NOTE 5-BALANCE SHEET DETAILS

The following tables provide details of selected balance sheet items:

	December 31,	December 31,
	2019	2018
	(in thousands)
Inventories:
Raw materials	$2,362	$1,665
Work in process	1,285	2,992
Finished goods(1)	2,495	21,731
Total Inventory	$6,142	$26,388

(1)

Includes finished goods at customer sites of approximately $0.6 million and $14.4 million at December 31, 2019 and 2018, respectively, for which the customer has taken possession, but based on specific contractual terms, title has not yet passed to the customer and for which revenue has not yet been recognized.

	December 31,	December 31,
	2019	2018
	(in thousands)
Prepaid and other current assets
Prepaid taxes(1)	$2,340	$3,468
Advance to suppliers	4	982
Other receivable	1,361	794
Other(2)	1,819	1,532
Total Prepaid and other current assets	$5,524	$6,776

(1)	Includes $0.8 million prepaid consumption tax, $0.7 million prepaid of value added tax, $0.5 million duty recoverable and $0.2 million goods and service tax.

(2)	Includes $1.0 million interest receivable, $0.4 million prepaid of software and license.

	December 31,	December 31,
	2019	2018
	(in thousands)
Property, plant and equipment, net:
Leasehold improvements	$1,799	$1,893
Automobiles	319	323
Computer and Software	4,764	4,878
Equipment and Furniture	22,521	23,556
Total	29,403	30,650
Less: accumulated depreciation	(28,311)	(29,392)
Total Property, plant and equipment, net	$1,092	$1,258

During the years ended December 31, 2019, 2018 and 2017, the Company wrote-off fully depreciated property, plant and equipment of $0.1 million with accumulated depreciation of $0.1 million, $3.3 million with accumulated depreciation of $3.3 million, and $0.6 million with accumulated depreciation of $0.6 million, respectively.

	December 31,	December 31,
	2019	2018
	(in thousands)
Other current liabilities:
Accrued contract costs	$140	$353
Warranty costs	90	91
Accrued professional fees	1,074	602
Accrued other taxes	1,063	1,087
Other	2,381	3,154
Total other current liabilities	$4,748	$5,287

	December 31,	December 31,
	2019	2018
	(in thousands)
Other long-term liabilities
Non-current income tax payable	$1,349	$1,327
Other long-term liabilities	—	1,170
Total other long-term liabilities	$1,349	$2,497

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

The following table shows the break-down of the Company’s total short-term investment and long-term investments as of December 31, 2019 and December 31, 2018:

	Accounting	December 31,	December 31,
	Method	2019	2018
		(in thousands)
UTStarcom Hong Kong Holdings Ltd	Cost	$3,129	$3,129
GCT Semiconductor, Inc.	Cost	—	—
Total Investments using Cost Method		3,129	3,129
Aceland	Equity	—	2,095
UiTV	Equity	—	—
AioTV	Equity	—	—
Total Investments using Equity Method		—	2,095
Aceland	AFS	2,095	—
Total Investments using Trading Method		2,095	—
Total Investments		$5,224	$5,224

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

UiTV Media Inc. or UiTV

On October 16, 2010, the Company invested $ 30.0 million in UiTV Media Inc., or (“UiTV”), $10.0 million of which was paid by the Company’s common shares that it had the repurchase rights and $20.0 million of which was paid by cash. The Company recorded this transaction as an acquisition because the Company owned 75% interest of UiTV and had effective control. The transactions closed on November 8, 2010. On April 15, 2012, the Company exercised its repurchase right, and this trigged deconsolidation of UiTV from the Company’s consolidated financial statements starting from June 21, 2012 as the Company lost the effective contol due to reduced ownership from 75% to 49% and loss of a board of directors seat. As the result, the Company accounted for this investment using the equity method. From December 3, 2012 to December 31, 2015, the Company purchased $35.1 million convertible bonds that bear interest at 6.5% per annum with various maturity dates, and subsequently all maturity dates were extended to December 31, 2015. In 2013 and 2014, the Company recorded a total of $9.6 million and $5.3 million, respectively, in losses for the preferred stock investment to reflect 49% interest in UiTV losses. After the value of the preferred shares was reduced to zero, the Company started to record 100% of UiTV losses against our convertible bond investment balance until the carrying value of the convertible bond investment balance was reduced to zero. Therefore, in 2014 and 2015, the Company recorded $3.6 million and $14.0 million in losses to reflect 100% of UiTV losses. At every year-end, the Company assessed the fair value of the UiTV, and recorded impairment charges of $9.1 million, $2.4 million and $6.0 million in 2013, 2014 and 2015, respectively. The convertible bond investments balance was reduced to zero as of December 31, 2015.

UTStarcom Hong Kong Holdings Ltd.,

On August 31, 2012, the Company completed the sale of our IPTV business to UTStarcom Hong Kong Holdings Ltd. to its former Chief Executive Officer. On the same day, the Company purchased a $20.0 million Convertible Bond from UTStarcom Hong Kong Holdings Ltd. which bears interest at 6.5% per annum and matured on August 31, 2017. On April 7, 2015, the Company entered an agreement with UTStarcom Hong Kong Holdings Ltd. for the conversion of the $20.0 million Convertible Bond.  Pursuant to the agreement, UTStarcom Hong Kong Holdings Ltd. paid $10.0 million in cash as partial repayment of the principal of the Convertible Bond. The remaining principal and interest of the Convertible Bond were converted to 14% of equity interest of UTStarcom Hong Kong Holdings Ltd. The Company used the cost method to account for this investment. The Company assesses the fair value every year-end. In 2015, the Company recorded $6.5 million investment impairment. During 2018 and 2019, the Company assessed the fair value of UTStarcom Hong Kong Holdings Ltd, and recorded a $0.4 million and nil impairment charge. As of December 31, 2019, the recorded value of this investment was $3.1 million.

Aceland Investment Limited

In December 2010, the Company invested $2.1 million into Aceland Investments Limited (“Aceland”). In the second quarter of 2011, the Company extended a shareholder loan to Aceland in the amount of $7.1 million with a maturity date of December, 31, 2015. The Company owned an approximately 35% interest in Aceland and accounted for the investment in Aceland using the equity method. In 2015, the Company recorded a $1.0 million impairment charge on the Aceland investment. In 2016, the Company received $6.7 million cash from Aceland as partial repayment of the loan balance and the Company realized a $1.0 million gain of foreign exchange. In 2017 and 2018, the Company realized a $0.2 million and $0.3 million equity loss as a result of the depreciation of the US Dollar deposit, respectively. As of December 31, 2018, the book value of the investment was $2.1 million. In October 2019, the Board of Aceland approved a resolution to reduce its shares capital and was expected to repurchase our full investment in Aceland within one year. As the result, the Company classified this investment as a trading security in the short-term investment account in the amount of $2.1 million at December 31, 2019. In March 2020, Aceland repurchased all of the Company’s investment and the Company recorded a $0.3 million gain in the other income.

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

On December 7, 2015, the Company invested $0.5 million in a convertible bond of AioTV. The convertible bond bears interest at 10.0% per annum and matured on May 7, 2016 which was subsequently extended to March 28, 2017. The Company converted the bond to 2,269,856 common shares at the conversion price of $0.253790596 per share on May 30, 2017. In the fourth quarter of 2016, the Company invested an additional $0.3 million in convertible bonds issued by AioTV. The convertible bond bears interest at 10% per annum and matured on October 6, 2017. The convertible bonds are classified as an AFS security and are subject to fair value accounting. During 2016, and in connection with the fair value analysis of the investment capital, the Company assessed the fair value of these convertible bonds and concluded that there was no impairment.

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

On May 30, 2017, the Company signed a “Note Purchase Agreement” with AioTV. Pursuant to the agreement, the valuation cap of AioTV was reduced to $0.16 million, and the Company promised to purchase $0.8 million convertible promissory note including $0.32 million existing convertible bond issued in October 2016. As the result, the Company recorded $1.3 million investment impairment in the second quarter of 2017. We invested $0.1 million and $0.38 million in the second and third quarter of 2017,respectively, in a convertible promissory note. In the third quarter of 2017, the Company recorded $0.1 million in losses to reflect its 45% share of AioTV’s losses. After the recorded balance of common stock is reduced to zero, the Company records 45% share of AioTV’s losses against our convertible promissory note investment balance until the carrying value of the convertible promissory note investment balance is reduced to zero. In the third and fourth quarter of 2017, the Company recorded $0.2 million and $0.2 million, respectively, in losses to reflect its 45% share of AioTV’s losses. As of December 31, 2017, the Company assessed the fair value of AioTV, and recorded a $0.4 million impairment charge to this investment, reducing its book value to zero.

On December 19, 2018, the Company entered into an assignment and assumption agreement to transfer all the Company’s equity interests and debt interests in AioTV to a third party for a cash consideration of $1 by the buyer. This transaction was closed at April 11, 2019.

The Company presents the below summarized unaudited financial information of the Company’s equity method investees.

	Condensed	Condensed	Condensed
	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2019	2018	2017
	(in thousands)	(in thousands)	(in thousands)
Operating data:
Revenue	$7,609	$6,131	$6,943
Gross profit	$4,904	$4,847	$4,841
Income (loss) from operations	$(60)	$(911)	$(2,776)
Net income (loss)	$(3,001)	$(4,422)	$(2,104)
Net income (loss) attributable to Equity method investees	$—	$(262)	$(687)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2019	2018	2017
	(in thousands)	(in thousands)	(in thousands)
Balance sheet data:
Current assets	$6,061	$13,550	$20,527
Long-term assets	$666	$1,289	$2,545
Current liabilities	$(7,633)	$(9,672)	$(70,213)
Long-term liabilities	$(56,407)	$(53,071)	$—
Non-controlling interests	$—	$—	$—

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

The Company’s financial instruments consist principally of cash and cash equivalents, short-term investments, restricted cash, accounts receivable, long-term investments, accounts payable and certain accrued expenses. Short-term investments consist of bank notes, term deposits and hold for trading with maturities longer than three months and less than one year when acquired. As of December 31, 2019, the respective carrying values of financial instruments except for long-term investments approximated their fair values based on their short-term maturities. As of December 31, 2019, the combined fair value of the entity’s short-term investments and long-term investments in available-for-sale Level 3 convertible bond and redeemable securities was $2.1 million.

There were no financial assets measured and recognized at fair value on a recurring basis and classified under the appropriate level of the fair value hierarchy for the year ended December 31, 2019 and 2018.

The following is the change in value of financial assets using unobservable inputs (Level 3) for the year ended December 31, 2019.

Amount
In thousands
As of December 31, 2018	$—
Add: Reclassed to short-term investment as trading security	2,095
As of December 31, 2019	$2,095

NOTE 7- OPERATING LEASES

The Company’s leases consist of operating leases for office space in PRC, India, Japan and the United States. The Company determines if an arrangement is a lease at inception. As of December 31, 2019, the Company had no long-term leases that were classified as a financing lease. As of December 31, 2019, the Company did not have additional operating leases that have not yet commenced.

Total operating lease expenses for the year ended December 31, 2019 was $1.9 million, including $0.5 million in cost of net sales and $1.4 million in operating expense on the consolidated statement of comprehensive income (loss).

As of December 31, 2019, the Company recognized operating lease ROU assets of $2.9 million and total lease liabilities $3.0 million, including a current portion of $1.6 million for operating leases.

For the year ended December 31, 2019
(in thousands)
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows used in operating leases	$1,790
Right-of-use assets obtained in exchange the new lease obligations:
Operating leases	$2,860
Weighted average remaining lease term
Operating leases	1.9 years
Weighted average discount rate
Operating leases	4.38%

Maturities of lease liabilities as of December 31, 2019 are as follows:

Amount
(in thousands)
2020	$1,680
2021	1,223
2022	179
2023	12
2024	—
Thereafter	—
Total future lease payments	3,094
Less: Imputed interest	135
Total lease liability balance	$2,959

For comparative periods prior to the adoption of the new accounting guidance on January 1, 2019, the Company has retained the following disclosures as previously reported. Future minimum lease payments under non-cancelable operating leases as of December 31, 2018 were as follows:

Amount
(in thousands)
2019	$1,674
2020	1,112
2021	649
2022	—
2023	—
Thereafter	—
Total	$3,435

Rent expense for the years ended December 31, 2018 and 2017 were $2.1 million and $1.9 million, respectively.

NOTE 8-COMMITMENTS AND CONTINGENCIES

Contractual obligations and commercial commitments

Letters of credit:

The Company issues bid bond, commercial letters of credit or standby letters of credit primarily to support international sales activities outside of China and in support of purchase commitments. When the Company submits a bid for a sale, often the potential customer will require that the Company issue a bid bond or a standby letter of credit to demonstrate its commitment through the bid process. In addition, the Company may be required to issue standby letters of credit as guarantees for advance customer payments upon contract signing or performance guarantees. The standby letters of credit usually expire without being drawn by the beneficiary thereof. Finally, the Company may issue commercial letters of credit in support of purchase commitments. As of December 31, 2019, the Company’s outstanding letters of credit approximated $13.6 million. These balances are included in the balance of Short-term restricted cash and Long-term restricted cash.

Purchase commitments:

The Company is obligated to purchase raw materials and work-in-process inventory under various orders from various suppliers, all of which should be fulfilled without adverse consequences material to the Company’s operations or financial condition. At December 31, 2019, the Company had outstanding purchase commitments, including agreements that are non-cancelable and cancelable, approximating $48.3 million.

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

Uncertain Tax Positions:

As of December 31, 2019, the Company had $15.5 million of gross unrecognized tax benefits, of which $0.5 million related to tax benefits that, if recognized, would affect the annual effective tax rate. The remaining $15.0 million gross unrecognized tax benefits, if recognized, would affect certain deferred tax assets and federal tax benefit of state income tax.

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

NOTE 9-ORDINARY SHARE REPURCHASE AND ISSUANCE

On November 12, 2014, the Company’s Board of Directors approved a share repurchase program of up to $40.0 million of its ordinary shares outstanding over the 24 months through 2016. On November 4, 2016, the Company’s Board of Directors approved an extension for this program to November 2018. On November 4, 2018, the Company’s Board of Directors approved an extension for this program to November 2020. For the years ended December 31, 2019, 2018 and 2017, the Company repurchased 328,856, 623,765 and 72,739 shares at the cost of $1.0 million, $2.5 million and $0.1 million, respectively. All the repurchased shares under the repurchase program are classified as treasury shares of the Company until they are retired or reissued.

NOTE 10-ORDINARY SHARE AND SHARE INCENTIVE PLANS

Stock Incentive Plans

As of December 31, 2019, the Company has the stock incentive plans described below. Substantially all outstanding awards are subject to potential accelerated vesting in the event of a change in control of the Company. The Company repurchases and cancels its ordinary shares forfeited with respect to the tax liability associated with certain vesting of restricted stock and restricted stock unit grants under these plans.

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

As of December 31, 2019, 1,334,657 shares underlying options and restricted stock awards and units were outstanding under the 2017 Plan. The 2006 Equity incentive plan expired on December 31, 2016, and as of December 31, 2019, 1,590,693 ordinary shares available for grant under this plan were transferred to the 2017 equity incentive plan.

Stock Award and Stock Option Activity

During 2019, the Company granted equity awards primarily consisting of restricted stock, restricted stock units, stock options and performance shares. Such awards generally vest over a period of four years from the vesting start date. Restricted stock has the voting rights of ordinary shares and the shares underlying restricted stock are issued and outstanding. As of December 31, 2019, the number of ordinary shares available for issuance pursuant to future grants under the 2017 plan, including remaining unissued shares under Prior Plans that have been transferred into the 2017 plan were 2,003,580. The 2006 Plan expired on December 31, 2016, and as of December 31, 2019,1,590,693 shares were transferred to the 2017 Plan that was approved by the Board of Director on November 4, 2016. The following table summarizes the Company’s stock option activities:

		Weighted
	Number of	average
	shares	exercise
	outstanding	price
	(in thousands)
Options Outstanding, December 31, 2017	244	$2.26
Options granted	—	—
Options exercised	(35)	2.24
Options forfeited or expired	(3)	4.17
Options Outstanding, December 31, 2018	206	$2.24
Options granted	—	—
Options exercised	(25)	2.24
Options forfeited or expired	—	—
Options Outstanding, December 31, 2019	181	$2.24

Under the Plans, the Company granted restricted stock awards. Restricted stock awards are unvested stock awards that may include grants of restricted stock or grants of restricted stock units. Such awards generally vest over a period of four years from the date of grant. Restricted stock has the voting rights of ordinary share and the shares underlying restricted stock are considered to be currently issued and outstanding. Restricted stock units do not have the voting rights of ordinary shares, and the shares underlying the restricted stock units are not considered issued and outstanding. The expense for such awards is based on the fair market value of the shares at the date of grant and is recognized on a straight-line basis over the requisite service period. The grant of restricted stock awards is deducted from the shares available on a one to one basis for grant under the Company’s stock plan. Unvested restricted awards as of December 31, 2019 and changes during the year ended December 31, 2019 is summarized below:

		Weighted
		average
		grant date
	Shares	fair value
	(in thousands)
Total nonvested restricted stock at December 31, 2017	921	$1.96
Granted	789	3.53
Vested	(379)	2.37
Forfeited	(25)	3.33
Total nonvested restricted stock at December 31, 2018	1,306	$2.77
Granted	407	3.23
Vested	(494)	2.76
Forfeited	(66)	3.63
Total nonvested restricted stock at December 31, 2019	1,153	$2.89

During 2019, 0.5 million shares of restricted stock awards vested. The total fair value of restricted stock awards vested, as measured on the date of vesting, during 2019 was $1.4 million. During 2019, the Company also granted 0.4 million restricted stock awards.

During 2018, 0.4 million shares of restricted stock awards vested. The total fair value of restricted stock awards vested, as measured on the date of vesting, during 2018 was $0.9 million. During 2018, the Company also granted 0.8 million restricted stock awards.

The following table summarizes significant ranges of outstanding and exercisable stock options as of December 31, 2019:

Weighted
		Number of shares	Average	Weighted	Number of shares	Weighted
Range of		Outstanding	Remaining	Average	Exercisable	Average
Exercise Prices		as of 12/31/2019	Contractual Term	Exercise Price	as of 12/31/2019	Exercise Price
$2.24	$2.24	181,450	3.08	$2.24	114,800	$2.24

	Number of shares	Weighted average exercise price
Options exercisable as of December 31, 2019	114,800	$2.24
Options vested and expected to vest as of December 31, 2019	181,450	$2.24

The intrinsic value represents the total pre-tax intrinsic value and is calculated as the difference between the market value as reported by NASDAQ on December 31, 2019 of $2.95 and the exercise price of the in-the-money shares. During 2019, the total pre-tax intrinsic value of options exercised was negligible. The weighted average remaining contractual life of options exercisable was 0.08 years, and the weighted average remaining contractual life of options expected to vest was 3.08 years as of December 31, 2019.

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

At December 31, 2019, there was approximately $1.5 million of total unrecognized compensation cost, as measured, related to unvested stock options and restricted stock and restricted stock units, which is expected to be recognized over a weighted-average period of 1.69 years.

At December 31, 2018, there was approximately $2.0 million of total unrecognized compensation cost, as measured, related to unvested stock options and restricted stock and restricted stock units, which is expected to be recognized over a weighted-average period of 1.87 years.

The following table summarizes the stock-based compensation expense recognized in the Company’s Consolidated Statement of Operations:

	Years Ended December 31,
	2019	2018	2017
	(in thousands)
Cost of net sales	$136	$66	$12
Selling, general and administrative	985	901	793
Research and development	278	130	61
Total	$1,399	$1,097	$866

NOTE 11—INCOME TAXES

Cayman Islands

Under the current tax laws of Cayman Islands, the Company and its subsidiaries are not subject to tax on their income or capital gains. In addition, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

United States and Foreign Income Taxes

United States and foreign income (loss) before income taxes and minority interest were as follows:

	Years Ended December 31,
	2019	2018	2017
	(in thousands)
United States	$6,647	$13,381	$(29,673)
Foreign	(10,591)	(8,939)	37,917
	$(3,944)	$4,442	$8,244

The components of the income tax expense (benefit) are summarized as follows:

	Years Ended December 31,
	2019	2018	2017
	(in thousands)
Current
Federal	(984)	$—	$—
State	—	—	—
Foreign	150	$(890)	2,355
Total current income tax expense (benefit)	$(834)	$(890)	$2,355
Deferred
Federal	—	—	—
State	—	—	—
Foreign	803	512	(1,092)
Total deferred tax expense (benefit)	803	512	(1,092)
Total income tax expense (benefit)	$(31)	$(378)	$1,263

On December 22, 2017, the United States government enacted the Tax Cuts and Jobs Act, commonly referred to as the Tax Reform Act. The Tax Reform Act includes significant changes to the U.S. income tax system including but not limited to: a federal corporate rate reduction from 35% to 21%; limitations on the deductibility of interest expense and executive compensation; repeal of the Alternative Minimum Tax (“AMT”); full expensing provisions related to business assets; creation of new minimum taxes such as the base erosion anti-abuse tax (“BEAT”) and Global Intangible Low Taxed Income (“GILTI”) tax; and the transition of U.S. international taxation from a worldwide tax system to a modified territorial tax system, which will result in a one time U.S. tax liability on those earnings which have not previously been repatriated to the U.S. (the “Transition Tax”).  The provisional impacts for the tax year ending December 31, 2019 of this legislation are outlined below:

•

The Tax Reform Act also repealed the corporate AMT for tax years beginning on or after January 1, 2018 and provides for existing alternative minimum tax credit carryovers to be refunded beginning in 2018.  The Company has approximately $1 million in refundable credits. The Company claimed half million of the refundable credits in the 2018 tax year and the remaining half million of the refundable credits will be claimed in the 2019 tax year.

•

The Tax Reform Act creates a new requirement that GILTI income earned by foreign subsidiaries must be included currently in the gross income of the U.S. shareholder.  Under U.S. GAAP, the Company is permitted to make an accounting policy election to either treat taxes due on future inclusions in U.S. taxable income related to GILTI as a current period expense when incurred or to factor such amounts into the Company's measurement of its deferred taxes. The Company had zero GILTI inclusion and no GILTI tax liabilities due to the net tested loss from all the CFCs. As such, this provision does not have immediate impact on the Company.

Prior to the effectiveness of the Tax Act, the Company did not recognize a deferred tax liability related to un-remitted foreign earnings because such earnings were expected to be reinvested indefinitely. Because such earnings were previously subject to the one-time transition tax on foreign earnings, any taxes due with respect to such earnings would generally be limited to foreign and state taxes. As of December 31, 2019, the Company has not recognized a deferred tax liability related un-remitted foreign earnings, as it is intends to indefinitely reinvest these earnings and expects future US cash generation to be sufficient to meet future US cash needs.

As of December 31, 2019, the Company had gross unrecognized tax benefits of approximately $15.5 million and had certain deferred tax assets and the federal tax benefit of state income tax items totaling $15.0 million. Of the total $15.5 million gross unrecognized tax benefits, $0.5 million related to tax benefits that, if recognized, would impact the annual effective tax rate. The Company has reduced its unrecognized tax benefits by approximately $2.0 million during 2019 mainly due to statute of limitations expirations and rate change impact.

The Company’s policy is to recognize interest expense and penalties related to the above unrecognized tax benefits as a component of income tax expense. The Company had accrued interest and penalties of approximately $0.4 million as of December 31, 2019 and approximately $0.4 million as of December 31, 2018.

The Company is subject to taxation in the U.S. federal jurisdiction and various U.S. state and foreign jurisdictions. The Company is also under audit by the taxing authorities in China on a recurring basis. The material jurisdictions that the Company is subject to examination are in the United States and China. The Company’s tax years for 2010 through 2019 are still open for examination in China. The Company’s tax years for 2010 through 2019 are still open for examination in the United States.

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

A summary of the Company’s unrecognized tax benefits is as follows:

	Years Ended December 31,
	2019	2018	2017
	(in thousands)
Beginning balance-gross unrecognized tax benefits (UTB’s)	$17,496	$18,728	$20,137
Lapse of statute of limitations	(291)	(1,232)	(1,409)
Rate change impact	(1,698)	—	—
Ending balance—UTB	15,507	17,496	18,728
UTB’s as a credit in deferred taxes	(12,905)	(14,604)	(14,604)
Federal benefit of state taxes	(2,062)	(2,063)	(2,063)
UTB’s that would impact the effective tax rate	$540	$829	$2,061

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

A summary of the components of net deferred tax assets is as follows:

	December 31,	December 31,
	2019	2018
	(in thousands)
Deferred Tax Assets
Allowance and reserves	$2,935	$(10,671)
Prepaid expense	95	28
Net operating loss carryforward	162,712	164,512
Tax credit carryforwards	5,660	32,958
Writedown/amortization of intangible assets and goodwill	15	241
Property, plant and equipment	4,147	3,500
Demo equipment income	4,588	4,439
Accrued warranties	25	(302)
Other	15,193	14,205
Total deferred tax assets	195,370	208,910
Deferred Tax Liabilities
Deferred revenue and customer advances, net	(157)	27
Total deferred tax liabilities	(157)	27
Total net deferred tax assets	195,213	208,937
Less: Valuation Allowance	(193,788)	(206,630)
Total net deferred tax assets	$ 1,425	$ 2,307

As of December 31, 2019, the Company’s U.S. federal net operating loss carryforwards were $562 million and expire in varying amounts between 2025 and 2034. As of December 31, 2019, state net operating loss carryforwards were $277 million and expire in varying amounts between 2020 and 2039. The Company has concluded that these federal and state net operating losses did not meet the more likely than not standard contained in FASB ASC 740-10 and has therefore provided a $134.6 million valuation allowance against the related deferred tax assets. In the event the tax benefits related to the valuation allowance are realized, an immaterial amount would be credited to paid-in capital. As of December 31, 2019, the Company also had net operating loss carryforwards (“NOLs”) in China of approximately $77.8 million. The China net operating loss carryforwards will expire in varying amounts between 2024 and 2029. The Company has also concluded that these China net operating losses did not meet the more likely than not standard and has therefore placed a $11.8 million valuation allowance against the related deferred tax assets. As of December 31, 2019, the Company had NOLs in countries other than the U.S. and China. These NOLs are approximately $97.8 million. The majority of the NOLs do not expire and can be carried forward indefinitely. However, the Company concluded majority of these losses did not meet the more likely than not standard and has therefore placed a valuation allowance of $16.4 million against the related deferred tax assets.

As of December 31, 2019, the Company has U.S. research and development credit carryforwards of $3.1 million, $2.5 million of the credits have an indefinite life and $0.6 million of the credits expire in varying amounts between 2020 and 2023. The Company has U.S. foreign tax credits of $2.5 million which expire in varying amounts between 2020 and 2028. The Company has concluded that these U.S. tax credit carryforwards did not meet the more likely than not standard contained in FASB ASC 740-10 and has therefore placed a $5.6 million valuation allowance against the related deferred tax assets.

The difference between the Company’s effective income tax amount and the federal statutory amount are reconciled below:

	Years Ended December 31,
	2019	2018	2017
	(in thousands)
Federal tax (benefit) at statutory rate	$(858)	$1,120	$2,885
Stock based compensation expense	132	184	295
Effect of differences in foreign tax rates	547	2,113	(6,793)
FIN48 reserve	(349)	(1,230)	(1,478)
Change in deferred tax valuation allowance	1,107	(1,679)	5,971
Other	(610)	(886)	383
Total tax expense (benefit)	$(31)	$(378)	$1,263

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

The CIT Law provides the reduced 15% enterprise income tax rate for qualified high and new technology enterprises. One of the Company’s China subsidiaries, HUTS, through which the majority of our business in China is conducted obtained the High and New Technology Enterprise Certificate, or (“High-tech Certificate”), from the relevant approval authorities on September 19, 2008, and thereafter were approved to pay CIT at the reduced tax rate of 15%. The approval for the reduced 15% tax rate is valid for three years and applies retroactively from January 1, 2008, subject to possible re-assessment by the approval authorities. During the re-assessment, the tax authority may suspend the implementation of the reduced 15% rate. HUTS’s High-tech Certificate renewal was approved on November 13, 2017, thus the approval extended the reduced 15% tax rate terms for three years from 2017. However, since HUTS is currently in significant loss position, the reduced tax rate will not have a material adverse impact on the business or liquidity until HUTS begin to generate profit and deplete all the net operating loss carry forwards.

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

In 2019, the change in deferred tax valuation allowance of $1.1 million is primarily attributable to the tax expense related to continuing to provide full valuation allowance on the Company’s deferred tax assets at December 31, 2019 in the United States and China. In 2018, the change in deferred tax valuation allowance of $1.7 million is primarily attributable to the tax expense related to continuing to provide full valuation allowance on the Company’s deferred tax assets at December 31, 2018 in the United States and China. In 2017, the change in deferred tax valuation allowance of $6.0 million is primarily attributable to the tax expense related to continuing to provide full valuation allowance on the Company’s deferred tax assets at December 31, 2017 in the United States and China.

In 2019, 2018, and 2017, there was no net income tax benefit related to tax credits due to full valuation allowance applied.

NOTE 12-OTHER INCOME (EXPENSE), NET

Other income (expense), net consists of the following:

	Years ended December 31,
	2019	2018	2017
	(in thousands)
Foreign exchange gains (loss)	$(3,880)	$(2,610)	$619
Gain from the currency translation adjustment	—	—	1,703
Reversal of FIN45 due to expiration of the statute of limitations (1)	1,182	—	—
Reversal of water conservancy fund	—	468	—
Gain on liquidation of subsidiary	—	909	—
Aged account payable reversal (2)	3,161	—	—
Other	409	589	654
Total	$872	$(644)	$2,976

(1)	In 2019, approximately $1.2 million reversal of FASB Interpretation No. (“FIN”) 45 reserve due to expiration of the related statute of limitations.

(2)     The Company reversed an aged account payable balance due to the expiration of the related statute of limitations in India.

NOTE 13-NET INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net income (loss) per share for the years ended December 31, 2019, 2018 and 2017:

	Years Ended December 31,
	2019	2018	2017
	(in thousands)
Numerator:
Net income (loss)	$(3,913)	$4,820	$6,981
Denominator:
Weighted average shares outstanding-Basic	35,556	35,642	35,467
Potentially dilutive ordinary share equivalents-stock options and restricted stock	—	677	709
Weighted average shares outstanding-Diluted	35,556	36,319	36,176
Net income (loss) per share – Basic	(0.11)	$0.14	$0.20
Net income (loss) per share – Diluted	$(0.11)	$0.13	$0.19

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

For the years ended December 31, 2019 and 2018, nil and 1.5 million potential ordinary shares were dilutive.

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

Summarized below are the Company’s segment net sales, gross profit and income before income taxes for the years ended December 31, 2019, 2018 and 2017 based on the current reporting segment structure.

	Years Ended December 31,
		% of		% of		% of
		net		net		net
Sales by Segment	2019	sales	2018	sales	2017	sales
	(in thousands, except percentages)
Equipment	$43,722	67%	$97,680	84%	$77,283	79%
Services	21,901	33%	18,264	16%	21,009	21%
Total	$65,623	100%	$115,944	100%	$98,292	100%

	Years Ended December 31,
		Gross		Gross		Gross
		Profit		Profit		Profit
Gross profit by Segment	2019	%	2018	%	2017	%
	(in thousands, except percentages)
Equipment	$14,156	32%	$25,598	26%	$26,647	34%
Services	10,001	46%	6,670	37%	6,499	31%
Total	$24,157	37%	$32,268	28%	$33,146	34%

	Years ended December 31,
Segment income and income (loss) before income taxes	2019	2018	2017
	(in thousands)
Equipment	$51	$13,398	$16,847
Services	10,001	6,670	6,499
Total Segment income	10,052	20,068	23,346
General and Corporate	(13,996)	(15,626)	(15,102)
Income (loss) before income taxes	$(3,944)	$4,442	$8,244

General and corporate expenses include all un-allocated expenses such as sales and marketing, general and administration and common R&D expenses, equity income (loss) of associates, and investment impairment.

Sales are attributed to a geographical area based upon the location of the customer. Sales data by geographical area are as follows:

	Years Ended December 31,
		% of net		% of net		% of net
	2019	Sales	2018	sales	2017	sales
	(in thousands, except percentages)
Net Sales by Region
China	$2,439	4%	$3,146	3%	$2,926	3%
India	37,206	57%	70,106	60%	42,352	43%
Japan	21,761	33%	35,504	31%	49,185	50%
Taiwan	3,515	5%	6,445	6%	3,018	3%
Other	702	1%	743	1%	811	1%
Total	$65,623	100%	$115,944	100%	$98,292	100%

Long-lived assets, consisting of property, plant and equipment, by geographical area are as follows:

	December 31,
	2019	2018
	(in thousands)
China	$962	$1,058
Other	130	200
Total long-lived assets	$1,092	$1,258

NOTE 15-CREDIT RISK AND CONCENTRATION

Financial Risks:

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash, cash equivalents, short-term investments and accounts and notes receivable. The Company places its temporary cash and short-term investments with several commercial banks. Approximately $35.4 million and $51.0 million of the Company’s cash and cash equivalents and short-term investments were on deposit in accounts outside the U.S. at December 31, 2019 and 2018, respectively, of which approximately $3.1 million and $8.9 million were held by subsidiaries in China. China imposes currency exchange controls on certain transfers of funds to and from China. The Company’s China subsidiaries are subject to pre-approval from the State Administration of Foreign Exchange (“SAFE”) for non-domestic financing. Additionally, the amount of cash available for transfer from the China subsidiaries for use by the Company’s non-China subsidiaries is also limited both by the liquidity needs of the subsidiaries in China and the restriction on foreign currency exchange by Chinese-government mandated limitations including currency exchange controls on certain transfers of funds outside of China.

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

Concentration of Credit Risk and Major Customers:

At December 31, 2019 and 2018, the Company’s accounts receivable balance included amounts due from customer A, representing approximately 1% and 1% of the Company’s total accounts receivable, net of allowances for doubtful accounts, respectively.

At December 31, 2019 and 2018, the Company’s accounts receivable balance included amounts due from customer B, representing approximately 91 % and 93% of the Company’s total accounts receivable, net of allowances for doubtful accounts, respectively.

        The following customers accounted for 10% or more of the Company’s net revenues:

	For the years ended
	December 31,
	2019	2018	2017
Customer A	21%	28%	40%
Customer B	48%	58%	39%

Country Risks:

The Company’s main operating functions inclusive of R&D, manufacturing and related supports as well as its core management team are in China. The Company’s operations in China are subject to special considerations and significant risks not typically associated with companies in the United States. These include risks associated with, among others, the political, economic and legal environments, foreign currency exchange. The Company’s results may be adversely affected by, among other things, changes in the political, economic and social conditions in China, and by changes in governmental policies with respect to laws and regulations, changes in China’s telecommunications industry and regulatory rules and policies, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation.

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

NOTE 16-RELATED PARTY TRANSACTIONS

On September 3, 2019, Tonghao Cayman acquired an additional 9,200,000 Ordinary Shares from the Company’s former shareholders became the largest shareholder of the Company. Tongding Interconnection Information Co., Ltd. (“TDI”) is the parent company of the Tonghao Cayman. During 2019, the Company had sales transactions with TDI at the amount of $49 thousand.

NOTE 17-SUBSEQUENT EVENTS

In December 2019, a novel and deadly strain of coronavirus was reported in Wuhan, China. On January 30, 2020, the World Health Organization declared this COVID-19 outbreak a health emergency of international concern. On February 28, 2020, the World Health Organization increased the assessment of this risk of spread and the risk of impact of COVID-19 to very high at global level. In March 2020, the World Health Organization declared the COVID-19 a pandemic. With the aim to contain the COVID-19 outbreak, the PRC government has imposed various strict measure across the PRC, including, but not limited to, travel restrictions, mandatory quarantine requirements, and postponed resumption of business operations. Besides, India announced twenty-one-day national lockdown. However, as COVID-19 continued to evolve into a worldwide health crisis, it has adversely affect the global economy and financial market. In this period of time, the Company temporarily closed the principle office in Hangzhou and had a lot of restrictions on travelling. If the COVID-19 cannot be effectively controlled in a short of time, it may adversely affect the Company’s business operations, financial condition and operating results for 2020, including but not limited to negative impact to the Company’s total revenues, slower collection of accounts receivables and additional allowance for doubtful accounts. Because of the uncertainties surrounding the COVID-19 outbreak, the extent of the business disruption and the related financial impact cannot be reasonably estimated at this time.

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security Act (the “Cares Act”) became law in the United States to provide certain tax incentives with the aim of mitigate the related economic harm for businesses. The Company is currently evaluating the benefit these tax incentives might have on the consolidated financial statements.

In December 2010, the Company invested $2.1 million into Aceland Investments Limited. In October 2019, the Board of Aceland approved a resolution to reduce its share capital and was expected to repurchase our full investment in Aceland within one year. As the result, the Company classified this investment as a trading security in the short-term investment account in the amount of $2.1 million at December 31, 2019. In March 2020, Aceland repurchased all of the Company’s investment and the Company recorded a $0.3 million gain in the other income.

SCHEDULE I

UTSTARCOM HOLDINGS CORP. (UNCONSOLIDATED-PARENT COMPANY BASIS)

REGISTRANT BALANCE SHEETS

(In thousands, except par value)

	December 31,
	2019	2018
	(in thousands)
ASSETS
Investment in subsidiaries	$113,317	$115,285
Total assets	113,317	115,285
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable-intercompany	14,129	13,119
Total current liabilities	14,129	13,119
Total liabilities	14,129	13,119
Stockholders’ equity:
Ordinary shares: $0.00375 par value; 250,000 authorized shares; 40,335 and 39,799 shares issued at December 31, 2019 and December 31, 2018, respectively; 35,525 and 35,318 shares outstanding at December 31, 2019 and December 31, 2018, respectively	123	123

Additional paid-in capital	1,265,615	1,264,160
Treasury stock, at cost: 4,810 and 4,481 shares at December 31, 2019 and December 31, 2018, respectively	(11,948)	(10,899)
Accumulated deficit	(1,216,704)	(1,212,790)
Accumulated other comprehensive income	62,102	61,572
Total stockholders’ equity	99,188	102,166
Total liabilities and stockholders’ equity	$113,317	$115,285

The accompanying notes are an integral part of these consolidated financial statements.

UTSTARCOM HOLDINGS CORP. (UNCONSOLIDATED-PARENT COMPANY BASIS)

CONDENSED INFORMATION AS TO THE RESULTS OF OPERATIONS OF THE REGISTRANT

(In thousands)

	Years ended December 31,
	2019	2018	2017
	(in thousands)
Sales
Unrelated parties	$—	$—	$—
Related parties	—	—	—
Intercompany	—	—	—
Cost of sales
Unrelated parties	—	—	—
Related parties	—	—	—
Intercompany	—	—	—
Gross profit	—	—	—
Operating expenses:
Selling, general and administrative	633	697	852
Research and development	—	—	—
Total operating expenses	633	697	852
Operating loss	(633)	(697)	(852)
Interest income	—	—	—
Interest expense	—	—	—
Other income, net	—	—	—
Loss before income taxes and equity in loss of affiliated companies	(633)	(697)	(852)
Equity in net income (loss) of affiliated companies	(3,281)	5,517	7,833
Income tax benefit (expense)	—	—	—
Net income (loss) and comprehensive income (loss)	$(3,914)	$4,820	$6,981

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

The Company is a shell company and does not have any activities. Operating expenses for the Company for the years ended December 31, 2019, 2018 and 2017 consisted mainly of the retaining fee for the Board of Directors, its director and officer insurance expenses and the expenses associated with investor relations. As the Company does not have any cash activity, the recorded expenses were paid on behalf of the Company by UTStarcom, Inc., its subsidiary, and statements of cash flows have been omitted.

SCHEDULE II

UTSTARCOM HOLDINGS CORP.

VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

For the Years Ended December 31, 2019, 2018, and 2017

		Charged
	Balance at	(credited) to	Credited to		Balance at
	beginning of	costs and	other	(Deductions)	end of
Description	the period	expenses	accounts	Adjustments (1)	the period
Year ended December 31, 2019
Allowance for doubtful accounts	$2,124	4,396	(14)	—	$6,506
Tax valuation allowance	$206,630	1,107	—	(13,949)	$193,788
Year ended December 31, 2018
Allowance for doubtful accounts	$2,437	$812	$(280)	$(845)	$2,124
Tax valuation allowance	$236,332	$(1,679)	$—	$(28,023)	$206,630
Year ended December 31, 2017
Allowance for doubtful accounts	$2,339	$(56)	$154	$—	$2,437
Tax valuation allowance	$329,523	$6,162	$—	$(99,353)	$236,332

(1)	Represents write-offs of allowance for doubtful accounts and foreign exchange adjustments.