Form 20-F
period 2020-12-31
UTSTARCOM HOLDINGS CORP.
filed 2021-04-21
CIK 1030471

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2020.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

Commission file number: 001-35216

UTStarcom Holdings Corp.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

18F, The Front Tower Shiba Koen, 2-6-3, Shiba Koen, Minato-ku, Tokyo, Japan
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

NONE
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 35,898,274 ordinary shares, par value US$0.00375 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes  ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934.

☐ Yes  ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

INTRODUCTION

Unless the context otherwise requires, in this annual report on Form 20-F:

•

“We,” “us,” “our,” “our company” and the “parent” refer to UTStarcom Holdings Corp., an exempted company incorporated under the laws of the Cayman Islands in April 2011, and its direct and indirect subsidiaries;

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

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2020, 2019 and 2018.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at the rate of RMB 6.525 to $1.00, the noon buying rate on December 31, 2020, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. Key Information-D. Risk Factors-Risks Relating to Conducting Business in China-Fluctuation in the value of the RMB relative to the U.S. dollar could affect our operating results and may have a material adverse effect on your investment.”

This annual report also contains translations of certain Indian Rupee amounts into U.S. dollars at the rate of INR 73.010 to $1.00, the noon buying rate on December 31, 2020, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Indian Rupee or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Indian Rupee, as the case may be, at any particular rate or at all. Fluctuation in the value of the Indian Rupee may have a material adverse effect on your investment. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business-Currency rate fluctuations may adversely affect our cash flow and operating results.”

This annual report also contains translations of certain Japanese Yen amounts into U.S. dollars at the rate of JPY 103.190 to $1.00, the noon buying rate on December 31, 2020, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Japanese Yen or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Japanese Yen, as the case may be, at any particular rate or at all. Fluctuation in the value of the Japanese Yen may have a material adverse effect on your investment. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business-Currency rate fluctuations may adversely affect our cash flow and operating results.”

Our ordinary shares are listed on the NASDAQ Stock Market, or NASDAQ, under the symbol “UTSI”. On March 21, 2013, we effected a one-for-three reverse share split of our ordinary shares. Unless otherwise specified, all share and per share information in this annual report has been retroactively adjusted to reflect this reverse share split.

On June 24, 2011, we effected a merger, or the Merger, to reorganize the corporate structure of UTStarcom, Inc., a Delaware corporation incorporated in 1991, and its subsidiaries. The Merger resulted in shares of the common stock of UTStarcom, Inc. being converted into the right to receive an equal number of ordinary shares in our capital, which were issued by us in connection with the Merger. Following the Merger, UTStarcom, Inc. became our wholly owned subsidiary and we became the parent company of UTStarcom, Inc. and its subsidiaries. See “Item 4. Information on the Company-C. Organizational Structure” for a list of our subsidiaries. We, together with our subsidiaries, continue to conduct our business in substantially the same manner as was conducted by UTStarcom, Inc. and its subsidiaries. The transaction was accounted for as a legal re-organization of entities under common control. Accordingly, we have prepared our consolidated financial statements as if the current corporate structure had been in existence throughout all relevant periods. Our consolidated financial statements prior to the Merger reflect the financial position, results of operations and cash flows of UTStarcom, Inc. and its subsidiaries. Our consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 reflect our financial position, results of operations and cash flows.

PART I

ITEM 1-IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2-OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3-KEY INFORMATION

A.  Selected Financial Data

The following selected consolidated statement of comprehensive income (loss) data for the years ended December 31, 2020, 2019 and 2018 and the selected consolidated balance sheet data as of December 31, 2020 and 2019 have been derived from our audited financial statements included elsewhere in this annual report. The selected consolidated financial data should be read in conjunction with those financial statements and the accompanying notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

Our selected consolidated statement of operations data for the years ended December 31, 2017 and 2016 and our consolidated balance sheets as of December 31, 2018, 2017 and 2016 have been derived from our audited consolidated financial statements, which are not included in this annual report.

	Years Ended December 31,
	2020	2019	2018	2017	2016
	(in thousands, except per share amount)
Consolidated Statement of Operations Data:
Net sales(1)	$24,310	$65,623	$115,944	$98,292	$86,512
Gross profit	$3,529	$24,157	$32,268	$33,146	$28,356
Operating income (loss)	$(23,243)	$(6,137)	$4,367	$6,516	$1,708
Net income (loss)	$(23,676)	$(3,913)	$4,820	$6,981	$290
Net income (loss) per share-Basic	$(0.66)	$(0.11)	$0.14	$0.20	$0.01

(1)

In 2018, we recognized revenues in accordance with Accounting Standard Update 2014-09 - Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). The disclosure for the quantitative effect and the significant changes between the reported results under the new standard and those that would have been reported under legacy GAAP (i.e., ASC 605), please see Note 2 to our Consolidated Financial Statements included under Part III, Item 18 of annual report for the year ended December 31, 2018 on the form of 20-F, which was not incorporated in this annual report. The decreased revenue in 2019 and 2020 was from India and Japan, due to the lower demand from our two major customers.

	Years Ended December 31,
	2020	2019	2018	2017	2016
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$34,221	$34,966	$57,049	$79,749	$83,922
Working capital	$69,863	$88,045	$90,362	$78,549	$75,850
Total assets	$118,724	$151,303	$177,435	$187,044	$178,703
Total short-term debt	$—	$—	$—	$—	$—
Long-term debt	$—	$—	$—	$—	$—
Total UTStarcom Holdings Corp. shareholders’ equity	$77,401	$99,188	$102,166	$90,992	$82,741

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

We reported a net loss of $23.7 million and $3.9 million, and net income of $4.8 million for the years ended December 31, 2020, 2019 and 2018, respectively. As of December 31, 2020, we had $34.2 million in cash or cash equivalents. Our management considered our current financial status, business operation, market strategy, and product development in the twelve months following the issuance date of this report and believes that we will have sufficient liquidity to finance our anticipated operations, capital expenditure requirements and new business acquisitions and investments, as well as achieve projected cash collections from customers and contain expenses and cash used in operations over that period. However, we may not achieve such operating performance and our management expects to continue to implement our liquidity plans, including reducing operating expenses and improving cash collections and receivable turnover. If we cannot successfully implement our liquidity plans, it may be necessary for us to make significant changes to our business plans and strategy to maintain adequate liquidity. In addition, various other factors may negatively impact our liquidity, such as:

•	our inability to achieve planned operating results, which may increase liquidity requirements beyond those considered in our business plans;
•	our growth initiatives, which may increase liquidity requirements beyond those considered in our business plans;
•	changes in our business conditions or the financial markets that could limit our access to existing credit facilities or make new sources of financing more-costly or commercially unviable;
•	changes in China’s currency exchange control regulations, which could limit our ability to access cash outside of China to meet liquidity requirements for our operations in China, or vice-versa; and
•	changes in the public health crisis of COVID-19.

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

We have experienced significant changes in our management and our Board of Directors, or Board, in recent years. In 2016, we appointed a new chief executive officer, a new chief operating officer and a new director to the Board. Additionally, in November 2017, one of our directors was replaced. In September 2019, two of our directors were replaced resulting from the sale of 9.2 million shares by Shah Capital Opportunity Fund and Mr. Hong Liang Lu (“Selling Shareholders”) to Tongding Interconnection Information Co., Ltd. (“TDI”). In March 2020, the Chief Executive Officer (“CEO”) took a temporary medical leave of absence, and our Board of Directors appointed an acting CEO. In May 2020, the Vice Present of Finance resigned from the Company, and we then appointed a new Vice President of Global Finance in December 2020. In December 2020, the CEO resigned from the Company and the Board of Directors appointed the acting CEO as the new CEO. Although we have endeavored to implement any director and management transition in a non-disruptive manner, any such transition might impact our business, and give rise to uncertainty among our customers, investors, vendors, employees and others concerning our future direction and performance, which may materially and adversely affect our business, financial condition, results of operations and cash flows, and our ability to execute our business model.

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

Although we have collaborated with Softbank since 2008, Softbank may not continue working with us in the future, whether due to changes in management preferences, business strategy, corporate structure or other factors. Softbank previously was one of our principal shareholders. On January 14, 2014, Softbank sold its entire stake in our Company, consisting of 4,883,875 ordinary shares. We repurchased 3,883,875 ordinary shares, and Shah Capital Opportunity Fund LP, one of our shareholders, purchased 1,000,000 ordinary shares, for a price of $2.54 per ordinary share. After the consummation of the transaction, Softbank was no longer a related party. Our net sales to Softbank totaled approximately $6.1 million and $13.5 million, respectively, representing approximately 25% and 21%, respectively, of our total net sales in 2020 and 2019. Our net sales to BSNL totaled approximately $7.5 million and $31.8 million, respectively, representing approximately 31% and 48%, respectively, of our total net sales in 2020 and 2019. We anticipate that our dependence on Softbank and BSNL will continue for the foreseeable future.

Consequently, our failure to continue collaborating with Softbank and BSNL may adversely affect our business, financial conditions and results of operations. Any of the following events may cause material fluctuations or declines in our net sales or liquidity position and have a material adverse effect on our financial condition and results of operations:

•	changes in the regulatory environment in Japan or India that adversely affect the Softbank or BSNL businesses that we supply;
•	changes in the commercial environment in Japan or India that adversely affect the Softbank or BSNL businesses we supply;
•	changes in the trade barriers in Japan or India that adversely affect the Softbank or BSNL businesses we supply;
•	Softbank or BSNL’s collaborations with our competitors;
•	local manufacture requirement in Japan or India;

•	reduction, delay or cancellation of contracts from Softbank or BSNL;
•	the success of Softbank or BSNL utilizing our products; and
•	failure of Softbank or BSNL to make timely payment for our products and services.

Failure of BSNL to make timely payment for our products and services.

BSNL is UTStarcom’s long-time customer in India. In particular, our Company took on several major projects during the past few years involving the supply of telecom equipment, installation and commissioning, as well as annual maintenance contracts, and accumulated a significant amount of accounts receivable. The process of collecting payments from BSNL is taking longer than we had anticipated. As of December 31, 2020, the gross accounts receivable amount owed by BSNL to the Company was approximately $51.0 million (INR 3.7 billion).

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

UTStarcom and other equipment providers shipped substantial amounts of equipment to BSNL in 2018 to support BSNL’s network expansion. However, BSNL was delinquent in paying its suppliers as its financial condition deteriorated. Only a limited amount of the outstanding BSNL receivable was collected in 2019 until the end of 2019 when an $8 million was collected. Although we have collected over $21 million and $16 million in 2020 and in the first quarter of 2021, respectively, BSNL’s operating status has no significant improvement, as well as ongoing payment processing delays due to the COVID-19 pandemic in India. This situation not only adversely affected selling expenses due to a higher allowance for credit losses, it also disrupted our normal revenue and cash flow stream. See “Item 5-Operating and Financial Review and Prospect”

As a 100% state-owned enterprise, BSNL operates under the guidance of India’s Telecommunication Ministry (the “Telecom Ministry”). The Telecom Ministry had been working to rectify BSNL’s financial situation throughout 2019 and 2020. On October 23, 2019, the Indian government approved a revival plan for BSNL, which includes a $3.3 billion voluntary retirement scheme, a $3.4 billion 4G spectrum allocation and $2.1 billion of sovereign bonds for funding operations and the 4G upgrade. The Indian government also authorized BSNL to monetize $5.4 billion of its assets, such as real estate, optical fiber, and towers. Additionally, the Indian government approved a half billion USD loan guarantee for BSNL in order to raise funds to settle its outstanding vendor payments. In September 2020, BSNL announced it raised Government Guaranteed Bonds of $1.13 billion (Rs 8500 Crore) which was a part of the Cabinet approval of BSNL Revival package in October 2019.

We assessed the current situation and financial outlook for BSNL. Based on the formal financial backing of the Indian government, we believe collectability is probable. We have received partial payment at the end of 2019, and every month in 2020 and 2021. However, timing of future payments for remaining open accounts receivable is uncertain. We are closely monitoring BSNL’s financial and payment activities and accordingly will adjust our allowance of credit losses quarterly.

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

Considering the total shareholding in UTTW, directly or indirectly owned by PRC individuals or entities, has exceeded 1/3 of total equity interests, the liquidation process of UTTW was triggered on December 9, 2019, the dissolution registration was approved by Taipei municipal government on March 9, 2020. The liquidation record letter was issued by Taipei District Court on March 19, 2021 and we are close to complete the liquidation process.

In 2019 and 2018, the net sales contributed from the Taiwan market were $3.5 million and $6.4 million, which accounted for 6% and 5% of our total net sales in 2019 and 2018, respectively. In 2020, there was no sales generated from the Taiwan market. The closing of UTTW has had a negative impact on our business and overall financial condition.

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

General trade tensions between the United States and China escalated beginning in 2018. In 2018, 2019, and 2020, the U.S. government imposed new or higher tariffs on specified imported products originating from China in response to what the U.S. government characterizes as unfair trade practices. The Chinese government responded to each of these rounds of U.S. tariff changes by imposing new or higher tariffs on specified products imported from the United States. Higher duties on existing tariffs and further rounds of tariffs have been announced or threatened by U.S. and Chinese leaders. The imposition of tariffs by the U.S. and Chinese governments and the surrounding economic uncertainty may have a negative impact on the telecommunications equipment industry. Depending upon their duration and implementation, as well as our ability and available alternatives to mitigate their impact, these tariffs could materially affect our business, including in the form of increased cost of goods sold, increased pricing for customers, and reduced sales. In addition, any changes in trade policies between China and certain trading partners could trigger retaliatory actions by affected countries, resulting in further cost escalations and reduced demand for our products. Our access to parts and ability to sell our products could also be impacted by other trade-related factors, such as restrictions on the sale of certain parts into China, or government-promoted “buy local” campaigns.

Trade tensions between China and India arose as a result of border clashes in 2020. On July 23, 2020, India’s Department of Expenditure (DoE) issued an office memorandum amending Rule 144 of General Financial Rules, 2017 (GFR) by inserting a new sub-Rule (xi) under Rule 144. The new sub-Rule (xi) empowers DoE to impose restrictions, including prior registration and screening requirements, in relation to procurement from bidders from certain countries, including China, on grounds of defenses or national security of India, and no procurements shall be made in violation of any restrictions that may be imposed by DoE in this regard. According to the office memorandum, such restrictions would apply to tenders issued by several entities including public sector banks, financial institutions and government enterprises. Therefore, we are likely to face restrictions and challenges in bidding and securing government contracts for our products. The registration and screening requirements may also slow down our bidding process and impose additional costs. Our registration may not be granted and if granted, may be subject to cancellation. In addition, our potential government buyers may take such new regulations into considerations and our overall likelihood of success in bidding may decrease.

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

To remain competitive, we may enter into contracts with low profitability or even anticipated losses if we believe it is necessary to establish a relationship with a customer or a presence in a market that we consider important to our strategy. Entering into a contract with an anticipated loss requires us to provide for the entire loss in the period in which it becomes evident rather than in later periods in which contract performance occurs. Entering into contracts with low gross margins adversely affects our reported results when the revenues from such contracts are recognized.

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

Notwithstanding our recent workforce restructurings, to effectively manage our operations, we will need to recruit, train, assimilate, motivate and retain qualified employees, especially in China. Competition for qualified employees is intense, and the process of recruiting personnel in all fields, including technology, research and development, sales and marketing, finance and accounting, administration and management with the combination of skills and attributes required to execute our business strategy can be difficult, time-consuming and expensive. We must continue to implement hiring and training processes that are capable of quickly deploying qualified local residents to support our products and services knowledgeably. Alternatively, if there are an insufficient number of qualified local residents available, we might incur substantial costs importing expatriates to service new global markets. For example, we have historically experienced and continue to experience difficulty finding qualified accounting personnel knowledgeable in both U.S. and PRC accounting standards who are PRC residents. In addition, we made changes within our senior management team in China over the past years. If our current senior management in China cannot maintain and/or establish key relationships with customers, governmental entities and other relevant parties in China, our business may decline significantly. If we fail to attract, hire, assimilate or retain qualified personnel, our business would be harmed. Our recent layoffs also have an adverse effect on our ability to attract and retain critical staff. Competitors and others have in the past, and may in the future, attempt to recruit our employees. In addition, companies in the telecommunications industry whose employees accept positions with competitors frequently claim that the competitors have engaged in unfair hiring practices. We may be the subject of these types of claims in the future as we seek to hire qualified personnel. Some of these claims may result in material litigation and disruption to our operations. We could incur substantial costs in defending ourselves against these claims, regardless of their merit.

Currency rate fluctuations may adversely affect our cash flow and operating results.

Our business is subject to risk from changing foreign exchange rates as a substantial part of our business was conducted in a variety of currencies other than the U.S. dollar. In 2020, a majority of our sales were made in India and denominated in Indian Rupee. The value of INR against the U.S. dollar and other currencies fluctuate and is affected by, among other things, changes in the respective country’s monetary or fiscal policies and political and economic conditions and supply and demand in local markets. Over the past 3 years, INR fluctuated about 9%, 2% and 2% against the U.S. dollar in 2018, 2019 and 2020 respectively. In addition, significant sales were denominated in Japanese Yen and most of our inventory purchases and operating expenses were denominated in Renminbi. Adverse movements in currency exchange rates may negatively affect our cash flow and operating results. In aggregate, we recorded a net foreign currency loss of $2.6 million, $3.9 million $2.9 million in 2018, 2019 and 2020, respectively. We currently do not use forward and option contracts to hedge against the risk of foreign currency rate fluctuation in the eventual net cash inflows and outflows resulting from foreign currency denominated transactions with customers, suppliers, and non-U.S. subsidiaries. We are limited in our ability to hedge our exposure to rate fluctuations in certain currencies, including the Renminbi and Indian Rupee, primarily due to governmental currency exchange control regulations that restrict currency conversion and remittance. As a result, fluctuations in foreign currencies may have a material impact on our business, results of operations and financial condition.

Currency exchange control and government restrictions on dividends may impact our ability to transfer funds outside of China and India.

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

The industry in which we compete is moving towards aggressive assertion, licensing and litigation of patents and other intellectual property rights. From time to time, we have become aware of the possibility or have been notified that we may be infringing certain patents or other intellectual property rights of others. In 2020, we have received at least one such claim letter. Regardless of their merit, responding to such claims could be time consuming, divert management’s attention and resources and cause us to incur significant expenses. In addition, although some of our supplier contracts provide for indemnification from the supplier with respect to losses or expenses incurred in connection with any infringement claim, certain contracts with our key suppliers do not provide for such protection. Moreover, certain of our sales contracts provide that we must indemnify our customers against claims by third parties for intellectual property rights infringement related to our products. There are no limitations on the maximum potential future payments under these guarantees. Therefore, we may incur substantial costs related to any infringement claim, which may substantially harm our results of operations and financial condition.

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

In the event that there is a successful claim of infringement against us, it may cause us to pay monetary damages, costly royalty or licensing agreements (if licenses are available at all) or prevent us from offering certain products. It may also cause us to change our business practices and require development of non-infringing products, which could result in a loss of revenues for us and otherwise harm our business, and if we fail to develop non-infringing technology or license the proprietary rights on commercially reasonable terms and conditions, our business, results of operations and financial condition could be materially and adversely impacted.

We are subject to risks related to our financial and strategic investments in third party businesses.

From time to time, we make financial and/or strategic investments in third party businesses. We cannot be certain that such investments will be successful. In certain instances, we have lost part or all of the value of such investments, resulting in a financial loss and/or the loss of potential strategic opportunities. We recognize an impairment charge on our investment when a decline in the fair value of such investment below the cost basis is judged to be other-than-temporary. In making this determination, we review several factors to determine whether the losses are other-than-temporary, including but not limited to: (i) the length of time the investment was in an unrealized loss position, (ii) the extent to which fair value was less than cost, (iii) the financial condition and near term prospects of the issuer, and (iv) our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value. For the years ended December 31, 2020 and 2019, we recorded impairment charges of $1.0 million and nil related to investments, respectively. If we have to write down or write-off our investments, or if potential strategic opportunities do not develop as planned, our financial performance may suffer. Moreover, these investments are often illiquid, such that it may be difficult or impossible for us to monetize such investments.

We could incur asset impairment charges for long-lived assets or long-term investments, which could negatively affect our future operating results and financial condition.

As of December 31, 2020, we had long-lived assets. During 2020, we performed assessments for any possible impairment of long-lived assets and long-term investments for accounting purposes. We review the recoverability of the carrying value of long-lived assets held and used and long-lived assets to be disposed of whenever events or changes in circumstances indicate that the carrying value of the assets or asset groups may not be recoverable. Any such charge may adversely affect our operating results and financial condition.

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

Many jurisdictions in which we have operations or sell products to customers have adopted or are adopting new data privacy and data protection laws that may impose further onerous compliance requirements, such as data localization, which prohibits companies from storing data relating to resident individuals in data centers outside the jurisdiction. For example, PRC’s Ministry of Industry and Information Technology issued the Order for the Protection of Telecommunication and Internet User Personal Information in July 2013, and PRC’s National Information Security Standardization Technical Committee issued the draft of Information Security Technology-Personal Information Security Specification (“Specification”) on February 1, 2019. The proliferation of such laws within jurisdictions and countries in which we operate may result in conflicting and contradictory requirements.

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

In December 2019, a novel and deadly strain of coronavirus COVID-19 was reported and started to circulate widely in January 2020. Although our operations in China returned to normal from April 2020, the global pandemic has affected our global operations outside of China, especially in India and Japan. In India, we have a large overdue receivable from a major customer. We expect further delays in payments from this Indian customer due to local government actions to contain COVID-19 in that country. In Japan, the spread of COVID-19 has adversely affected our business, as government restrictions measures have caused business in Japan to suspend operation, shorten business hours, or reduce services, which in turn affect our interaction with and sales to customers in Japan. The global COVID-19 disruption has lasted for over a year and there is still uncertainty around the duration of the disruption and the possibility of other effects on our business. In the event this pandemic persists for an extended period, our ability to consistently offer products and services in the future may be significantly disrupted, and may adversely affect our business operations, financial condition and operating results for 2021, including but not limited to negative impact to the Company’s total revenues, slower collection of accounts receivables and additional allowance for credit losses.

In general, the Company, its employees, and its business partners are vulnerable to epidemics, natural disasters and other calamities, including fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks, and any other similar event that may give rise to a loss of personnel, damages to property, server interruptions, breakdowns, technology platform failures or internet failures. In such cases, our operations could be materially and adversely affected. Any such occurrences could cause severe disruption to our daily operations and may even require a temporary closure of our offices.  Such closures may disrupt our business operations and adversely affect our results of operations.

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

Since 2004, we have identified a material weakness in our internal control over financial reporting and have concluded that our internal controls over financial reporting were not effective as of December 31, 2020. The requirements of Section 404 of the Sarbanes-Oxley Act are ongoing and also apply to future years. We expect that our internal control over financial reporting will continue to evolve as we continue in our efforts to transform our business. Although we are committed to continue to improve our internal control processes and we will continue to diligently and vigorously review our internal control over financial reporting in order to ensure compliance with the Section 404 requirements, any control system, regardless of how well designed, operated and evaluated, can provide only reasonable, not absolute, assurance that its objectives will be met. In addition, successful remediation of the control deficiencies identified as of December 31, 2020 is dependent on our ability to hire and retain qualified employees and consultants. Therefore, we cannot be certain that in the future additional material weakness or significant deficiencies will not exist or otherwise be discovered. See “Item 15-Controls and Procedures” contained in UTStarcom Holdings Corp.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020”.

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

We prepare our financial statements in U.S. dollars, while we conduct a significant portion of our operations in China where the only legitimate currency for use within is RMB. The value of RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s monetary or fiscal policies and political and economic conditions and supply and demand in local markets. Since July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Following the removal of the U.S. dollar peg, the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has started to appreciate slowly against the U.S. dollar, though there have been periods when the U.S. dollar has appreciated against the RMB. On August 11, 2015, the People’s Bank of China (“PBOC”) allowed the RMB to depreciate by approximately 2% against the U.S. dollar. Since then and until the end of 2016, the RMB has depreciated against the U.S. dollar by approximately 10%. Over 2017, RMB rose almost 6.3% against the U.S. dollar partly because of the weakened U.S. dollar but mainly due to Chinese government’s policy to keep the currency stable in avoidance of capital flight outside of China. Over 2018 and 2019, RMB depreciated almost 5.7% and 1.23% against the U.S. dollar. Over 2020, RMB rose almost 6.24% against the U.S. dollar.

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

On February 3, 2015, the SAT issued the Notice on Several Issues regarding Enterprise Income Tax for Indirect Transfer of Assets by Non-resident Enterprises, or SAT Bulletin 7, which specifies that the SAT is entitled to redefine the nature of an equity transfer where offshore vehicles are interposed for tax avoidance purposes and without reasonable commercial purpose, specifically, further specified the criteria for judging reasonable commercial purpose, and the legal requirements for the voluntary reporting procedures and filing materials in the case of indirect transfer of assets. Pursuant to this Bulletin, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to SAT Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes.

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

Direct foreign investments are subject to certain restrictions with respect to the operating of telecom and cable sectors. Under the “Telecommunications Regulations” issued by the State Council on September 25, 2000, firstly amended on July 29, 2014 and secondly amended on February 6, 2016, the “Provisions on Administration of Foreign Invested Telecommunications Enterprises” issued by the State Council on December 11, 2001, firstly amended on September 10, 2008 and secondly amended on February 6, 2016, the “Notice of the Ministry of Industry and Information Technology on Removing the Restrictions on Foreign Equity Ratios in Online Data Processing and Transaction Processing (Operating E-commerce) Business” (Gongxinbutong [2015] No.196) issued by the Ministry of Industry and Information Technology on June 19, 2015, and Special Administrative Measures for Access of Foreign Investment (Negative List) (2020 Edition) issued by National Development and Reform Commission (“NDRC”), together with the PRC Ministry of Commerce the shareholding of foreign investors is limited to up to 49% for basic telecom business and up to 50% for almost all value-added telecom business, only e-commerce business, domestic multi-party, communication, store-and-forward and call center (our business not included) allows foreign equity to reach to 100%.

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

The contractual arrangements are subject to potential risks and uncertainties and may not be as effective in providing operational control and economic benefits as direct equity ownership. The Law of Foreign Investment which was issued on March 15, 2019 and became effective on January 1, 2020 and its implementing regulations do not mention concepts including “de facto control” and “controlling through contractual arrangements,” nor do they specify the regulation on controlling through contractual arrangements. However, the Law of Foreign Investment stipulates that “foreign investment includes foreign investors invested in China through any other methods under laws, administrative regulations, or provisions prescribed by the State Council,” which correspondingly means there are possibilities that State Council may promulgate future laws, administrative regulations or provisions to stipulate contractual arrangements as a way of foreign investment and our contractual arrangements would be regarded as foreign investment. If that is the case, whether our contractual arrangements will be deemed to be in violation of the foreign investment access requirements and how our contractual arrangements will be handled are subject to uncertainties. The PRC tax authorities may scrutinize the contractual arrangements for whether the technology service fee paid by the Operating Companies to our PRC subsidiaries or affiliates will substantially reduce the income tax and business tax payable by the Operating Companies. Additionally, there is uncertainty with respect to the attitude of judicial authorities on the enforceability of the contractual arrangements in the event the Operating Companies or their shareholders breach the contracts. The inability to participate in the telecom, cable and/or media sectors as presently expected through the contractual arrangements or the inability to enforce our rights under such contractual arrangements could result in a negative impact on our business.

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

Registered public accounting firms in China, including our independent registered public accounting firm, are not inspected by the U.S. Public Company Accounting Oversight Board, which deprives us and our investors of the benefits of such inspection. In addition, the enactment of the Holding Foreign Companies Accountable Act may cause us to be delisted or face other restrictions or prohibitions if we were unable to cure the situation to meet the PCAOB inspection requirement in time.

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

In addition, the enactment of U.S. Holding Foreign Companies Accountable Act (the “HFCAA”) and other efforts to increase U.S. regulatory access to audit work papers could cause investor uncertainty for affected issuers, including us, and the market price of our stock could be adversely affected as uncertainty remains over whether there will be a compromise solution. In the worst case, our stocks could be delisted if we were unable to cure the situation to meet the PCAOB inspection requirement in time. As part of a continued regulatory focus in the United States on access to audit and other information currently protected by laws in PRC, the HFCAA was enacted on December 18, 2020. Pursuant to the HFCAA, the SEC is required to propose rules to prohibit the securities of any registrant from being listed on any of the U.S. securities exchanges or traded “over the counter” if the PCAOB is unable to inspect the work of the accounting firm for three consecutive years. On March 24, 2021, the SEC issued amendments to Form 20-F and sought public comments in response to the HFCAA. Consistent with the HFCAA, these amendments require the submission of documentation to the SEC establishing that a “commission-identified registrant” (as defined in the amendments) is not owned or controlled by a governmental entity in that foreign jurisdiction and also require disclosure in a foreign issuer’s annual report regarding the audit arrangements of, and governmental influence on, such registrant. As of the date of this Annual Report, the SEC is also actively assessing how best to implement other requirements of the HFCAA, including the identification process and the trading prohibition requirements.

Whether the PCAOB will be able to conduct inspections of our auditors in the next three years, or at all, is subject to substantial uncertainty and depends on a number of factors out of our control. If we are unable to meet the PCAOB inspection requirement in time, we could be subject to additional submission and disclosure requirements and delisted from NASDAQ. If our shares are unable to be listed on another securities exchange by then, such a delisting may materially and adversely affect the value of your investment. Also, such a delisting would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects

Risks Related to the Performance of Our Ordinary Shares

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

Entities affiliated with Tonghao (Cayman) Limited, or Tonghao, and the Smart Soho International Limited, or Smart Soho, and E-Town International Holding (Hong Kong) Co. Limited, or E-Town beneficially owned approximately 35%, 14%, and 10%, respectively, of our outstanding shares as of March 31, 2021. E-Town also has the right to designate a member of our board of directors. As a result, Tonghao, Smart Soho and E-Town have the ability to influence all matters submitted to our shareholders for approval, as well as our management and affairs. Matters that could require shareholder approval include:

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

Our corporate affairs are governed by our memorandum and articles of association, the Cayman Islands Companies Act (2021 Revision) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, the rights of minority shareholders to institute actions and the fiduciary responsibilities of our directors to our shareholders are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the latter of which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law may not be as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands have a different body of securities law than the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. As a result, our public shareholders may encounter more difficulty in protecting their interests against actions taken by the management, the board of directors or the controlling shareholders of our company than they would as shareholders of a public company incorporated in the United States.

You may have difficulty enforcing judgments obtained against us.

We are a Cayman Islands company, and we conduct a significant portion of our operations in the PRC. Substantially all of our assets are located outside of the United States. In addition, all of our directors and officers are residents of countries other than the

United States and most, if not all, their assets are located outside of the United States. As a result, it may be difficult for you to bring an action against our directors and officers in the United States. Even if you are successful in bringing an action, it may still be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.

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

If we are unable to maintain compliance with the conditions for continued listing required by NASDAQ, then our ordinary shares may be subject to delisting from NASDAQ. NASDAQ Listing Rule 5450(a) (1) requires that our shares trade above $1.00 per share. Our shares traded below $1.00 for periods in 2012, 2013 and 2020. And on March 15, 2013 we received formal notice from NASDAQ that we were not in compliance with NASDAQ’s Listing Rules. While we returned to full compliance on April 11, 2013, our shares may trade below $1.00 per share again in the future. In addition, we failed to file our annual report on Form 20-F for 2016 on a timely basis, but regained compliance after filing such report in November 2017. If our ordinary shares are delisted from NASDAQ, our ordinary shares may not be eligible to trade on any national securities exchange or the over-the-counter market. If our ordinary shares are no longer traded through a market system, their liquidity may be greatly reduced, which could negatively affect their price. In addition, we may be unable to obtain future equity financing, or use our ordinary shares as consideration for mergers or other business combinations. A delisting from NASDAQ may also have other negative implications, including the potential loss of confidence by suppliers, customers and employees, the loss of institutional investor interest, and fewer business development opportunities and could lead to a default under certain of our contractual arrangements.

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

Our ordinary shares are traded on NASDAQ under the same ticker symbol “UTSI,” under which UTStarcom, Inc.’s common stock had previously traded. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our telephone number at this address is +1 (345) 949 8066. Our agent for service of process in the United States is CT Corporation System and its address is 208 LaSalle Ave, Suite 814, Chicago IL 60604, USA. Our principal executive offices are located at 18F, The Front Tower Shiba Koen 2-6-3, Shiba Koen, Minato-ku, Tokyo, Japan. We can be reached by telephone at +81 3 6430 8600.

B.  Business Overview

Our core business is providing telecommunication network products, solutions and services. As a global telecom infrastructure provider, we focus on delivering innovative carrier-class packet optical, network synchronization and broadband access (both wireless and fixed line) products and solutions, coupled with Software Defined Networking (“SDN”) platform, optimized for mobile backhaul, metro aggregation, broadband access and value added services.

Our networking technologies enable access, aggregation and transports of high-speed data, voice and video. The product lines include Converged Packet Transport (“CPT”), Packet Transport Network (“PTN”), Packet Aggregation Network (“PAN”), Wireline Broadband Access including Multi-Services Access Network (“MSAN”) and Fiber To The X (“FTTx”), Carrier Wi-Fi solution and Software Defined Network (“SDN”) controller.

UTStarcom is actively involved in new products and solutions developments in several key target areas including 5G mobile transport, network disaggregation platform based on white box switch/routers and network synchronization. The new products and solutions utilize the experience and knowledge that we have accumulated over the years in our key areas of expertise including optical communications, broadband access technologies, as well as hardware and software design.

We support full cycle in-house R&D and manufacturing equipped with advanced design, test and measurement tools. Our manufacturing is focused on production of high quality telecom equipment with comprehensive quality control process certified by LRQA for ISO9001/14001, OHSAS18001, which results in very high equipment reliability. As a part of our efforts to support our customers on all stages of network planning, deployment and operation, we provide full range of pre- and post-sale services including turn-key deployments as may be required by our customers.

SkyFlux Converged Packet Transport Platform

The SkyFlux Converged Packet Transport (“CPT”) is our next-generation communications platform that enables carriers to effectively manage the network resources and meet complex requirements of 5G mobile systems as well as of various other traditional and emerging applications by ensuring high performance, flexibility and efficiency. The SkyFlux platform combines Segment Routing over MPLS (SR-MPLS) and MPLS-TP tunneling, TDM-like Ethernet based on FlexE/G.mtn, highly accurate time synchronization and SDN-based network intelligence into an efficient future-proof packet transport network. The platform provides support of high-speed interfaces up to 100GE/200GE/400GE, high port density, wide range of services including L2/L3VPN, and full set of carrier-class features: sub-50ms protection, OAM, QoS, hardware redundancy. On top of high switching capacity and performance, the platform offers such advanced features as hard and soft network slicing, extra-low forwarding latency with FlexE/G.mtn Cross-Connect feature, and very high time synchronization accuracy reaching 5ns TE accuracy – characteristics of a transport networks that are particularly important for efficient 5G mobile network deployments.

The platform was formally launched in 2020, and 2 products have been already released: SkyFlux SPN803S and SkyFlux SPN805S. Both products offer high switching capacity, support of all advanced features of the CPT platform including SR, FlexE, network slicing, highly accurate synchronization. The products are suitable for 300mm depth rack installation common in networks of mobile operators. The SkyFlux SPN805S – a modular 5RU chassis-based platform optimized for high-capacity access and aggregation applications. The product offers 640Gbps switching capacity, 1GE/10GE/25GE/50GE/100GE interfaces, and full hardware redundancy for key components. The SkyFlux SPN803S is a compact modular 2RU chassis with power supply redundancy and 320Gbps switching capacity designed for high-capacity access applications.

The SkyFlux CPT platform successfully passed a complex and comprehensive set of tests and was approved for use on 5G mobile network of one of the major mobile operators in China. We work with our customers and partners on promotion of this platform and expect to start shipping SkyFlux CPT products to our customers in 2021.

SkyFlux Disaggregated Network Solution

Disaggregation of hardware and software in telecommunication networks, and more specifically in 5G transport networks, becomes an increasingly important technology. It has the potential to reduce capital expenses and operating expense of transport networks, while enabling the support of a variety of requirements in a flexible and cost-efficient manner. We leverage our expertise in telecom networks and carrier grade hardware and software design to answer growing market demand for higher openness, flexibility and improved cost-efficiency of telecom network infrastructure through the use of network disaggregation concept. UTStarcom develops a disaggregated network solution that includes the SkyFlux Network Operating System (“NOS”) optimized for demanding telecom applications, a range of carrier-class White Box Routers (including pizza box and redundant modular chassis platforms), and a dedicated SDN Controller. At this stage the solution is primarily intended to be used in the access segment of 5G transport networks, but may be applied to a wider range of use cases moving forward.

In 2020 UTStarcom succeeded in securing several first orders for its disaggregated solution.

In an arrangement with one of the major telecom operators in China, UTStarcom engaged in joint development of a disaggregated platform for 5G transport. Scope of the project includes development of a chassis-based modular redundant white box hardware platform, ONIE (Open Network Install Environment) integration, implementation of hardware drivers and APIs enabling seamless SONiC support over Intel x86 CPU and Broadcom DNX switch chip, as well as integration of certain UTStarcom’s software modules to implement advanced features such as PTP (Precision Time Protocol), SyncE (Synchronous Ethernet) and chassis redundancy into the customer’s NOS (Network Operating System) based on the SONiC open source network operating system. UTStarcom has completed hardware development and delivered first batch of test units for NOS porting and testing to the customer in 2021. We expect volume shipments and field deployment of the product to start in 2021.

In the cooperation deal with the research institute of another major mobile network operators (“MNO”) in China, UTStarcom provides a Network Operating System (“NOS”) for an open and disaggregated network platform that is primarily intended to be used as a carrier-grade networking platform for the access segment of 5G transport network, which operates as IP RAN transport based on Segment Routing technology. The platform is designed to ensure openness and prevent vendor lock-in, supporting a variety of hardware implementations that can be based on certain Broadcom DNX series and Centec switching chips, Intel x86 and ARM CPU, non-redundant pizza-box as well as redundant chassis platforms. UTStarcom completed Phase 1 development and integration of the disaggregated network solution and successfully passed the acceptance testing with the research institute of MNO.

As 5G networks rollout is gaining momentum, carrier-class network disaggregation solutions optimized for 5G transport applications become increasingly important, helping operators to reduce costs, improve control over the telecommunication platforms, and accelerate innovation. We believe we are well-positioned to capitalize on the opportunity, leveraging our expertise in carrier-class solutions design and strong customization design capabilities. The disaggregated network solution is going to play an important role within our portfolio moving forward.

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

The solution successfully passed Proof of Concept (“PoC”) testing with major Tier-1 operators in Tokyo in 2015. We won few commercial contracts for the development of SDN key function modules. Two of them (Middleware Qx driver and service provisioning tool FMS automation) have successfully passed technical evaluation and field trial, and moved to commercial deployment in 2018. Another two key new function modules are Topology Resource Management (“TRM”) and Path Calculation Management (“PCM”). Development of both TRM and PCM modules has been completed and modules were provided to the customer for testing.

Along with the release of the new SkyFlux CPT platform in 2020, we released a new version 3.2 of the SOO Station SDN Controller tightly coupled with the SkyFlux CPT platform and enhanced with the support of Segment Routing (“SR”), advanced Path Calculation Engine (“PCE”), Network Slicing and a number of advanced features. Used together with SkyFlux CPT, the solution creates an efficient networking platform optimized for the variety of modern applications including 5G midhaul and backhaul, edge data center / MEC interconnect networks, next generation metro aggregation. The SOO Station SDN Controller was tested together with SkyFlux CPT platform in 2020 by one of the major mobile operators in China and approved for use on its 5G transport network.

In parallel, we continue development and optimization of the SOO Station platform to accommodate the needs of our SkyFlux disaggregated network platform and its intended applications.

Packet Optical Products

Packet Transport Network (“PTN”) product line is represented by NetRing Transport Network (“NetRing TN”) Series products that are based on the Multi-Protocol Label Switch Transport Profile (“MPLS-TP”) and Carrier Ethernet (“CE”) technologies. This product line combines packet switch/forwarding, packet optical transport and time/clock synchronization technologies to meet customers’ metro networking requirements. Large volumes of NetRing TN products have been deployed worldwide since their launch.

The Next Generation Packet Transport Network (“NG-PTN”) portfolio offers some important improvements including highly efficient hardware and software architecture, high port density, high speed interfaces up to 100GE, low power consumption and overall capital and operating expense savings. The growing demand for 100GE interface support from operators has been driving NG-PTN sales in recent years, and we continued shipping our 100GE-enabled NG-PTN products in 2020 to meet the demand. This includes the latest NetRing TN705E, a high-performance access and aggregation product supplied for the 4G network expansion of our customer in Europe. We expect growing volumes of our 100GE-enabled to be ordered in 2021-2022.

The Packet Aggregation Network (“PAN”) solution introduced in 2017 is based on technologies similar to PTN, but optimized for high-performance aggregation scenarios. The portfolio includes three products: TN703B (1RU), TN705B (4RU), TN725B (4RU). We shipped over 16,000 units of PAN products in 2017-2018 with follow-up orders in 2019. We expect to see PAN networks expansion and evolution requirements in 2021-2022.

Network Synchronization

The SyncRing product family was specifically designed for highly accurate time and frequency synchronization over packet switched network based on PTP (IEEE1588v2) and Synchronous Ethernet technologies. The product family includes XGM Series grand master devices and XBC Series boundary clock switches centrally managed by our proven OMC-O NMS network management platform. The SyncRing solution is designed for the cluster distributed timing architecture, and is mainly aimed at mobile network operators due to its ability to meet the stringent synchronization accuracy requirements of LTE/LTE-A and 5G networks.

The SyncRing product portfolio includes SyncRing XGM Series outdoor Grand Master products XGM20 (PRTC-A class T-GM) and XGM30 (PRTC-B class T-GM), and SyncRing XBC Series Boundary Clocks XBC510 (T-BC Class A) and XBC340/XBC341 (T-BC Class B, Power over Ethernet “POE” support), and provides an excellent network clock and time synchronization solution for 4G/5G deployments.

The SyncRing solution has been deployed in the LTE mobile network of one of the largest Mobile network operators (“MNO”) in Japan since 2017. In 2019 and 2020 we received expansion orders and shipped SyncRing products to our customer. Following the launch of 5G technology and start of 5G networks rollout, we expect volume shipments of the 5G-ready XGM30 product and new XBC340 and XBC341 Boundary Clocks switches.

Broadband Access

Multi-Services Access Network (“MSAN”) offers a wide range of services over copper twisted pair and optical fiber including IPTV, High-Speed Internet Access, POTS, VoIP. UTStarcom’s iAN Multimedia Network Edge is a leading MSAN platform with accumulated over 40 million lines installed worldwide. The latest iAN platform-iAN1200 series MSAN portfolio accommodates carrier-grade broadband access, telephony and data service, and supports a range of technologies such as POTS, ADSL/ADSL2/ADSL2+, VDSL2, SHDSL (EFM) which allows service providers to serve highly interactive and bandwidth intensive applications. The MSAN B1200 product line includes high (iAN B1205F), medium (iAN B1205E) and low (iAN B1205) capacity devices acting act as a traditional TDM based DLC, IPDSLAM, Media Gateway platform integrated into a single device and supports seamless migration from V5/AN to VoIP/AG and IMS Access. The MSAN B1200 Series products were widely deployed and expanded since 2015 with shipments accumulating to over 5 Million ports. We expect to see continued demand for MSAN products moving forward.

Carrier Wi-Fi product line includes a complete carrier-grade solution for a managed wireless access network: Wireless Access Controllers, Network Management System, and Wi-Fi Access Points (“AP”) for carrier and MSO markets and various deployment scenarios. We have successfully deployed Carrier Wi-Fi solutions since 2013 and expect to see opportunities for wireless broadband products in India and other markets in following years.

Another integral part of our Wireline Broadband Access portfolio – GPON FTTx represented by a range of OLT and ONT products designed for delivery of high-speed voice, data and video services to residential and business subscribers. We saw a growing demand for FTTx in our key broadband market in India recently that resulted in orders received in 2019 and 2020. We continue providing support and maintenance services to our customers, and expect expansion orders for existing networks in 2021-2022.

MARKETS AND CUSTOMERS

The table below describes net sales by geographic region for the fiscal years ended December 31, 2020, 2019 and 2018.

	Years Ended December 31,
		% of Net		% of Net		% of Net
	2020	Sales	2019	Sales	2018	Sales
	(in thousands, except percentages)
Net Sales by Region
China	$2,286	10%	$2,439	4%	$3,146	3%
India	9,807	40%	37,206	57%	70,106	60%
Japan	12,208	50%	21,761	33%	35,504	31%
Taiwan	—	—%	3,515	5%	6,445	5%
Other	9	—%	702	1%	743	1%
Total	$24,310	100%	$65,623	100%	$115,944	100%

Our products and services are used primarily in Asia. In 2020, 2019 and 2018, India was one of the largest markets, representing 40%, 57% and 60% of our net sales, respectively. Japan was the other of our largest markets, representing 50%, 33% and 31% of our net sales in 2020, 2019 and 2018, respectively.

Our key target geographical markets for the deployment of our broadband infrastructure products are India, Japan, and China. We believe these geographical markets provide a significant opportunity given their relatively low broadband penetration rates and strong consumer demand for new broadband services. We observe consistently high interest in our products in the India market, and see potential for growth there for many of our product lines including optical transport and aggregation, fixed and wireless broadband access. We expect more upgrade projects and new deployments to expand our market share for broadband Internet network equipment in India.

Our customers, typically telecommunications and cable service providers, enable delivery of wireless, wire line and broadband access services including data, voice, and/or television to their subscribers. They include, but are not limited to, local, regional, national and international telecommunications carriers, including broadband, cable, Internet, wire line and wireless providers. Telecommunications and cable service providers typically require extensive proposal review, product certification, test and evaluation and network design and, in most cases, are associated with long sales cycles. Our customers’ networking requirements are influenced by numerous variables, including their size, the number and types of subscribers that they serve, the relative tele-density (the number of phone lines per 100 persons) of the geography served, their subscriber demand for IP communications and access services in the served geography. A significant portion of our net sales is derived from a Japanese customer, Softbank, which is also one of our former shareholders. In 2020, our net sales to Softbank totaled approximately $6.1 million, representing approximately 25% of our total net sales. In 2019, our net sales to Softbank totaled approximately $13.5 million, representing approximately 21% of our total net sales. We anticipate that our dependence on Softbank will continue for the foreseeable future. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business-We rely on a Japanese customer and an Indian customer for a significant portion of our net sales. Any deterioration of our relationship or any interruption to our ongoing collaboration with this customer may significantly harm our business, financial condition and results of operations.” Another significant portion of our net sales is derived from an India customer, BSNL. In 2020, our net sales to BSNL totaled approximately $7.5 million, representing approximately 31% of our total net sales. In 2019, our net sales to BSNL totaled approximately $31.8 million, representing approximately 48% of our total net sales. In the third quarter of 2019, BSNL delayed payment on a large receivable. We have received partial payment at the end of 2019 and every month in 2020 and 2021. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business.”

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

In the past we have made, and expect to continue to make, significant investments in research and development. For the years ended December 31, 2020, 2019 and 2018 our R&D expenses totaled $8.1 million, $14.5 million, and $12.7 million, respectively. In 2020, we have different stage in 5G product R&D process.

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

D.  Property, Plant and Equipment

Our principal executive offices are located in Tokyo, Japan. Our research and development, manufacturing and back office functions are located at our office facilities in Hangzhou, China.

In November 2010, we entered into a non-cancellable lease agreement for our principal executive office in Tokyo, Japan. Under the term, we have leased over 500 square meters of gross floor area and we extend the lease period every two years. The current lease contract will expire in November 2021. In July 2016, we entered into a new non-cancellable lease agreement for our office facilities in Hangzhou, China, and later we expanded the lease area with the same landlord. Under the term of these lease agreements, we have leased 15,925 square meters (approximately 171,417 square feet) of gross floor area, through July 31, 2021. Currently management is negotiating the lease renewal for Japan office and Hangzhou office. In addition, we lease 1,848 square feet of properties in North America. We lease sales and customer support offices in several countries covering Japan, India, and the United States. We believe our facilities are suitable and adequate to meet our current needs.

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

In December 2010, we invested $2.1 million into Aceland Investments Limited (“Aceland”). In the second quarter of 2011, we extended a shareholder loan to Aceland in the amount of $7.1 million with a maturity date of December, 31, 2015. We owned an approximately 35% interest in Aceland and accounted for the investment in Aceland using the equity method. In 2015, we recorded a $1.0 million impairment charge to the Aceland investment. In 2016, we received $6.7 million cash from Aceland as partial repayment of the loan balance and realized a $1.0 million gain of foreign exchange. In 2017 and 2018, we realized a $0.2 million and $0.3 million equity loss, respectively, as a result of the depreciation of the US Dollar deposit. In October 2019, the Board of Aceland approved a resolution to reduce its shares capital and was expected to repurchase our full investment in Aceland within one year. As the result, we classified this investment as a trading security in the short-term investment account in the amount of $2.1 million at December 31, 2019. In March 2020, Aceland repurchased all our investment and we recorded a $0.3 million gain in other income.

On August 31, 2012, we completed the sale of our IPTV business to UTStarcom Hong Kong Holdings Ltd. which is controlled by our former Chief Executive Officer. On the same day, we purchased a $20.0 million Convertible Bond from UTStarcom Hong Kong Holdings Ltd. which bears interest at 6.5% per annum and matured on August 31, 2017. On April 7, 2015, we entered an agreement with UTStarcom Hong Kong Holdings Ltd. for the conversion of the $20.0 million Convertible Bond.  Pursuant to the agreement, UTStarcom Hong Kong Holdings Ltd. paid $10.0 million in cash to us as partial repayment of the principal of the Convertible Bond. The remaining principal and interest of the Convertible Bond were converted to 14% of equity interest of UTStarcom Hong Kong Holdings Ltd. We used the cost method to account for this investment. During 2015, we assessed the fair value of UTStarcom Hong Kong Holdings Ltd, and recorded a $6.5 million impairment charge on this investment. On December 17, 2020, we signed an agreement with Eagle Field Holding Limited for sale of 14% interest “(equity interest”) of UTstarcom Hong Kong Holdings Limited for a consideration of $2.1 million, to be paid on March 31, 2021. As the result, we recorded $1.0 million impairment loss during 2020 and reclassified this investment as short-term investment at December 31, 2020. On March 31, 2021, we received $2.1 million from buyer.

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

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company's Annual Financial Statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Information about critical estimates that have the most significant effect on the amounts recognized in the consolidated financial statements included the following:

Allowance

Allowance of credit losses:

Effective on January 1, 2020, we adopted Accounting Standards Update (ASU) 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”) under a modified retrospective transition. This guidance replaces the existing “incurred loss” methodology, and introduces an expected loss approach using macroeconomic data, referred to as a current expected credit losses (“CECL”) methodology. Under the incurred loss methodology, credit losses are only recognized when the losses are probable of having been incurred. The CECL methodology requires that the full amount of expected credit losses for the lifetime of the financial instrument be recorded at the time it is originated or acquired, considering relevant historical experience, current conditions and reasonable and supportable macroeconomic forecasts that affect the collectability of financial assets, and adjusted for changes in expected lifetime credit losses subsequently, which may require earlier recognition of credit losses.

We estimated the expected credit losses for accounts receivable with similar risk characteristics on a pool basis. For each pool, we first estimate its recovery period based on relevant historical accounts receivable collection information. Then we estimate the credit allowances based on the recovery period, the historical distribution of each aging bucket, and the impact of macroeconomic factors. In the beginning of 2020, we assessed and concluded that the adoption did not have a material impact on cumulative-effect adjustment to the opening balance of accumulated deficit in the consolidated financial statements.

Valuation of inventory:

Inventories are stated at the lower of cost and net realizable value. We continually monitor inventory valuation for potential losses and obsolete inventory at our manufacturing facilities as well as at customer sites. Adjustments are recorded to write down the cost of inventory to estimated net realizable value, which is dependent upon the factors such as inventory aging, historical and forecasted consumer demand, and market conditions that impact pricing. Write-downs are recorded in cost of revenues in our consolidated statements of comprehensive income (loss).

Allowance of deferred tax assets:

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

The comparison of 2019 and 2018 financials position and results of operations and related discussions was in “Item 5—Results of Operations” included in the annual report for the year ended December 31, 2019 on the form of 20-F, which was not incorporated in this annual report.

Net Sales

	Years Ended December 31,
		% of		% of
Sales by Segment	2020	Net Sales	2019	Net Sales
	(in thousands, except percentages)
Equipment	$12,385	51%	$43,722	67%
Services	11,925	49%	21,901	33%
Total	$24,310	100%	$65,623	100%
Net Sales by Region
China	$2,286	10%	$2,439	4%
India	9,807	40%	37,206	57%
Japan	12,208	50%	21,761	33%
Taiwan	—	—%	3,515	5%
Other	9	—%	702	1%
Total	$24,310	100%	$65,623	100%

Fiscal 2020 vs. 2019

Net sales decreased by 63.0% to $24.3 million for 2020 as compared to $65.6 million for 2019.

Sales from equipment were $12.4 million for 2020, a decrease of $31.3 million compared to $43.7 million for 2019. The decline was mainly due to current equipment sales decrease because of slow-down in the transition from 4G to 5G in Japan, and postpone new projects major customer in India as a result of COVID-19 pandemic and its financial conditions.

Sales from services were $11.9 million for 2020, a decrease of $10.0 million compared to $21.9 million during 2019. The decrease was mainly due to the slowdown of current project performance and no new major projects in India which was caused by COVID-19 and trade tensions between China and India.

Cost of Sales

	Years Ended December 31,
		% of		% of
Cost of Sales by Segment	2020	Net Sales	2019	Net Sales
	(in thousands, except percentages)
Equipment	$11,148	90%	$29,566	68%
Services	9,633	81%	11,900	54%
Total	$20,781	85%	$41,466	63%

Cost of sales consists primarily of material and labor costs associated with manufacturing, assembly and testing of products, costs associated with installation and customer training, warranty costs, fees to agents, inventory and contract loss provisions and overhead. Cost of sales also includes import taxes and tariffs on components and assemblies.

Fiscal 2020 vs. 2019

Cost of sales was $20.8 million, or 85% of net sales for 2020 compared to $41.5 million, or 63% of net sales, for 2019. The cost of sales percentage in 2020 was higher due to high fixed cost with lower revenue volume.

Cost of sales from equipment was $11.1 million, or 90% of net sales, for 2020, compared to $29.6 million, or 68% of net sales for 2019.

Cost of sales from services were $9.6 million, or 81% of net sales, for 2020, compared to $11.9 million, 54% of net sales for 2019.

Gross Profit

	Years Ended December 31,
		Gross Profit		Gross Profit
Gross profit by Segment	2020	%	2019	%
	(in thousands, except percentages)
Equipment	$1,237	10%	$14,156	32%
Services	2,292	19%	10,001	46%
Total	$3,529	15%	$24,157	37%

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

Fiscal 2020 vs. 2019

Gross profit was $3.5 million, or 15% of net sales, for 2020, compared to $24.2 million, or 37% of net sales, for 2019.

Sales of equipment had a gross profit of $1.2 million, with a gross profit margin of 10%, for 2020, as compared to a gross profit of $14.2 million, with a gross profit margin of 32% for 2019. The decrease in gross margin was attributed to high fixed cost with lower equipment revenue and provision of an inventory allowance.

Sales of service earned a gross profit of $2.3 million, or 19% of net sales of Services for 2020, compared to gross profit of $10.0 million, or 46% for 2019. The decrease in gross margin was mainly due to lower gross margin in India’s annual maintenance contracts.

Operating Expenses

The following table summarizes our operating expenses:

	Years Ended December 31,
		% of		% of
	2020	Net Sales	2019	Net Sales
	(in thousands, except percentages)
Selling, general and administrative	$18,689	77%	$15,827	24%
Research and development	8,083	33%	14,467	22%
Total operating expenses	$26,772	110%	$30,294	46%

Selling, general and administrative expenses, or SG&A, include compensation and benefits, professional fees, sales commissions, allowance of credit losses and travel and entertainment costs. Research and development, or R&D, expenses consist primarily of compensation and benefits of employees engaged in research, design and development activities, cost of parts for prototypes, related equipment depreciation and third-party development expenses. We believe that continued and prudent investment in R&D is critical to our long-term success, and we continue to evaluate appropriate investment levels.

SELLING, GENERAL AND ADMINISTRATIVE

Fiscal 2020 vs. 2019

SG&A expenses were $18.7 million for 2020, an increase of 18.1%, or $2.9 million, as compared to $15.8 million for 2019. The increase was mainly attributable to $9.4 million allowance for credit loss associated with aged receivables from our India customer, partially offset by decreased expenses from continued tight cost controls.

RESEARCH AND DEVELOPMENT

Fiscal 2020 vs. 2019

R&D expenses were $8.1 million in 2020, a decrease of 44.1%, or $6.4 million, compared to $14.5 million in 2019. The decrease reflected the Company’s different stages in 5G product R&D process.

STOCK-BASED COMPENSATION EXPENSE

The following table summarizes the stock-based compensation expense in our consolidated statement of operations:

	Years Ended December 31,
	2020	2019
	(in thousands)
Cost of net sales	$89	$136
Selling, general and administrative	360	985
Research and development	254	278
Total	$703	$1,399

As of December 31, 2020, there was approximately $0.9 million of total unrecognized compensation cost, as measured, related to unvested stock options and restricted stock and restricted stock units. This cost is expected to be recognized over a weighted-average period of 1.80 years.

Fiscal 2020 vs. 2019

Stock-based compensation expense was $0.7 million in 2020, decreasing 49.7%, or $0.7 million, compared to $1.4 million in 2019. The decrease was primarily due to shares cancellation from former executives and fewer grants in 2020.

OTHER INCOME (EXPENSE)

INTEREST INCOME

Fiscal 2020 vs. 2019

Interest income was $1.0 million and $1.3 million for 2020 and 2019, respectively. The decrease in interest income for 2020 was a result of decreasing amount of cash and cash equivalents.

INTEREST EXPENSE

Fiscal 2020 vs. 2019

Interest expense was $0.1 million and $0.1 million for 2020 and 2019, respectively. The change in interest expense for 2020 as compared to 2019 was immaterial.

OTHER INCOME (EXPENSE), NET

Fiscal 2020 vs. 2019

Other expense, net was $2.2 million for 2020 and primarily consisted of a $2.9 million loss from the depreciation of INR against U.S. dollar which partially offset by the appreciation of RMB against U.S. dollar, $0.3 million other income from Aceland investment and $0.1 million other income from retirement pension refund from Taiwan and $0.2 million income from governmental subsidy income for the pandemic of COVID-19 in Japan.

Other income, net was $0.9 million for 2019 and primarily consisted of a $3.2 million gain from reversal of an aged account payable balance and a $1.2 million gain from the reversal of Accounting Standards Codification (“ASC”) 460 reserve due to expiration of a statute of limitations, partially offset by a $3.9 million unrealized loss on foreign exchange.

INVESTMENT IMPAIRMENT

Fiscal 2020 vs. 2019

Investment impairment was $1.0 million and nil in 2020 and 2019, respectively. In 2020, we recorded $1.0 million impairment loss for UTStarcom Hong Kong Holdings Ltd. investment. Please see Note 6 to our Consolidated Financial Statements included under Part III, Item 18 of this Annual Report on Form 20-F.

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

Fiscal 2020 vs. 2019

Income tax benefit was $1.8 million in 2020, increasing $1.8 million, from $0.03 million of income tax benefit in 2019. The increase in income tax benefit in 2020 as compared with 2019 was primarily due to the DTA recognized in India. Our effective tax rate was 7% in 2020, compared to 0.8% in 2019, primarily due to the fluctuations of income before income taxes between the years.

Net Income (loss)

As a result of the foregoing, net loss was $23.7 million and $3.9 million, and net income of $4.8 million in 2020, 2019 and 2018, respectively.

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

B.	Liquidity and Capital Resources

The following table sets forth a summary of our cash and cash equivalents and restricted cash as of the dates indicated.

	December 31,	December 31,
	2020	2019	Change
	(in thousands)
Cash and cash equivalents	$34,221	$34,966	$(745)
Restricted cash	14,167	13,641	526
Total	$48,388	$48,607	$(219)

The following table sets forth a summary of our cash flows for the periods indicated:

	Years Ended December 31,
	2020	2019
	(in thousands)
Cash used in operating activities	$(3,400)	$(24,147)
Cash provided by(used in) investing activities	1,980	(507)
Cash used in financing activities	(374)	(993)
Effect of exchange rate changes on cash and cash equivalents	1,575	554
Net decrease in cash, restricted cash and cash equivalents	$(219)	$(25,093)

Cash and cash equivalents, consisting primarily of bank deposits and money market funds, are recorded at cost which approximates fair value because of the short-term nature of these instruments. As of December 31, 2020, cash and cash equivalents of approximately $12.2 million, $9.4 million and $7.8 million were held by our subsidiaries in China, Japan and the U.S., respectively.

The PRC government imposes currency exchange controls on “non-current accounts” in China. The Foreign Exchange Control Regulations of the People’s Republic of China released on January 29, 1996, amended on January 14, 1997 and August 5,

2008 respectively (the “PRC Foreign Exchange Control Regulations”) permits foreign-owned entities to convert the RMB into foreign currency for transactions that fall under the “current account,” the items of which shall mean goods, services, gains and transactions items that are frequently transferred, etc. involved in international balance of payments. Our PRC subsidiaries may use RMB to purchase foreign exchange for settlement of such “current account” transactions according to applicable provisions of the State Administration of Foreign Exchange (“SAFE”) without pre-approval. However, pursuant to applicable regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In calculating accumulated profits, foreign investment enterprises in China are required to allocate at least 10% of their accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises

Pursuant to the PRC Foreign Exchange Control Regulations, other transactions that involve conversion of RMB into foreign currency are classified as “capital account” transactions, which shall mean transactions items in international balance of payments which cause changes in external assets and liabilities, including capital transfers, direct investments, investments in securities, derivatives and loans, etc.; examples of “capital account” transactions include repatriations of investments by or loans to foreign owners, or direct equity investments in a foreign entity by a China domiciled entity. “Capital account” transactions will be examined and registered by banks or SAFE in China to convert a remittance into a foreign currency, such as U.S. dollars, and transmit the foreign currency outside of China. As a result of these and other restrictions under PRC laws and regulations, our China subsidiaries are restricted in their ability to transfer a portion of their net assets to the parent.

2020 Cash Flows

Net cash used in operating activities during 2020 was $3.4 million. During the year ended December 31, 2020, our operating activities were significantly affected by the following:

•

Net loss of $23.7 million adjusted by non-cash charges items, mainly including $0.6 million of depreciation, $1.5 million of lease amortization, $0.7 million of share based compensation, $9.4 million allowance of credit losses and $1.0 million investment impairment, partially offset by non-cash income of $1.5 million changes in deferred income taxes,.

•

Changes in operating assets and liabilities provided net cash of $8.5 million. The cash inflow included $18.8 million from account receivable, $0.6 million from prepaid and other assets, and $0.2 million from customer advances offset by cash outflow included $0.1 million from inventory and deferred cost, $5.8 million from account payable, $1.9 million from income tax payable, $1.3 million from deferred revenue and $2.1 million from other liabilities.

Net cash provided by investing activities during 2020 was $2.0 million, including cash inflows of $2.1 million of proceeds from sale of a short-term investment, offset by the cash outflow of $0.1 million for purchase of property, plant and equipment.

Net cash used in financing activities during 2020 was $0.4 million for repurchases of ordinary shares. See Note 9 to our Consolidated Financial Statements included under Part III, Item 18 of this Annual on Form 20-F for additional discussion.

2019 Cash Flows

Net cash used in operating activities during 2019 was $24.1 million. During the year ended December 31, 2019, our operating activities were significantly affected by the following:

•

Net loss of $3.9 million adjusted by non-cash income items, mainly including $1.2 million gain from reversal of ASC 460 reserve due to expiration of the related statute of limitation , $3.2 million gain from recovery of account payable and $0.5 million changes in deferred income taxes, partially offset by non-cash charges, including $0.6 million of depreciation, $1.9 million of lease amortization, $1.4 million of share based compensation, $4.4 million provision for doubtful accounts receivable.

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

Accounts Receivable, Net

Accounts receivable decreased by $28.2 million to $49.6 million as of December 31, 2020 from $77.8 million as of December 31, 2019. As of December 31, 2020, our allowance for credit losses was $16.0 million on gross receivable of $65.6 million. The significant decrease in accounts receivable was from India in 2020. We have provided a $15.6 million allowance for credit losses for our main customer in India. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business.”

Inventories and Deferred Costs

The following table summarizes our inventories and deferred costs:

	December 31,	December 31,	Increase/
	2020	2019	(Decrease)
	(in thousands)
Inventories:
Raw materials	$3,328	$2,362	$966
Work in process	1,766	1,285	481
Finished goods	1,601	2,495	(894)
Total inventories	$6,695	$6,142	$553
Short-term deferred costs	$12	$513	$(501)

Inventories consist of product held at our manufacturing facility and warehouses, as well as finished goods at customer sites for which the customer has taken possession, but based on specific contractual terms, title has not yet passed to the customer. Finished goods at customer sites were approximately $0.5 million and $0.6 million as of December 31, 2020 and 2019, respectively.

There were no significant inventory write-offs in 2020, 2019 and 2018.

The deferred cost balance is the unamortized cost of post-contract customer support over a period of time of certain legacy contracts and we amortize the deferred revenue and related costs of goods sold over the post-contract support period.

LIQUIDITY

We recorded net loss of $23.7 million and an operating loss of $23.2 million for the year ended December 31, 2020. We recorded net loss of $3.9 million and operating loss of $6.1 million for the year ended December 31, 2019. Our accumulated deficit increased from $1,216.7 million as of December 31, 2019 to $1,240.4 million as of December 31, 2020.

Net cash used in operating activities were $3.4 million and $24.1 million in 2020 and 2019, respectively. As of December 31, 2020, we had cash and cash equivalents of $34.2 million, of which $12.2 million was held by our subsidiaries in China. The amount of cash available for transfer from the PRC subsidiaries for use by our non-PRC subsidiaries is limited both by the liquidity needs of the subsidiaries in China and by PRC-government mandated limitations including currency exchange controls on transfers of funds outside of China.

We have controlled our operating expenses over years. Our management believes that the continuing efforts to stream-line our operations will enable our fixed cost base to be better aligned with operations, market demand and projected sales level. If projected sales do not materialize, we will need to take further actions to reduce costs and expenses or explore other cost reduction options. Our management believes that both our PRC and non-PRC operations will have enough liquidity to finance working capital and capital expenditure needs for more than of 12 months subsequent to the date our financial statements are issued. However, we have concentrated our business in Asia, particularly Japan, India and China. Any unforeseen prolonged economic and/or political risk in these markets, outbreak of the health crisis of COVID-19 could affect our customers in making their respective investment decisions and could have a material impact on the foregoing assessment. There can be no assurance that additional financing, if required, will be available on terms satisfactory to us or at all, and if funds are raised in the future through issuance of preference shares or debt, these securities could have rights, privileges or preference senior to those of our ordinary shares and newly issued debt could contain debt covenants that impose restrictions on our operations. Further, any sale of newly issued debt or equity securities could result in additional dilution to our current shareholders.

C.	Research and Development, Patents and Licenses

We believe that an integral part of our future success will depend on our ability to develop and enhance our services. Our product development efforts and strategies consist of incorporating new technologies from third parties as well as continuing to develop our own proprietary technology.

We have utilized and will continue to utilize the products and services of third parties to enhance our platform of technologies and services to provide competitive and diverse IP-based network solutions to our users. In addition, we plan to continue to expand our technologies, products and services through products and services developed internally. We will seek to continually improve and enhance our existing services to respond to rapidly evolving competitive and technological conditions. For the years ended December 31, 2020, 2019, and 2018, we spent $8.1 million, $14.5 million, and $12.7 million, respectively, on R&D activities. R&D expenses are expensed as incurred.

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

E.	Off-Balance Sheet Commitments and Arrangements

As of and during the year ended December 31, 2020, we had no off-balance sheet arrangements.

F.	Contractual Obligations and Other Commercial Commitments

The following table summarizes our significant contractual obligations as of December 31, 2020:

	Payments Due by Period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
	(in thousands)
Outstanding letters of credit	$14,167	$12,088	$965	$330	$784
Purchase commitments	2,314	373	1,941	—	—
Total	$16,481	$12,461	$2,906	$330	$784

Letters of credit

We issue standby letters of credit primarily to support international sales activities outside of China and in support of purchase commitments. When we submit a bid for a sale, often the potential customer will require that we issue a bid bond or a standby letter of credit to demonstrate our commitment through the bid process. In addition, we may be required to issue standby letters of credit as guarantees for advance customer payments upon contract signing or performance guarantees. The standby letters of credit usually expire six to twelve months from date of issuance without being drawn by the beneficiary thereof. As of December 31, 2020, our outstanding letters of credit approximated $14.2 million. These balances are included in Short-term restricted cash and Long-term restricted cash.

Purchase commitments

We are obligated to purchase raw materials and work-in-process inventory under various orders from various suppliers. If we fail to fulfill the contracts, it will have adverse consequences materials to our operations or financial condition. On December 31, 2020, the Company had outstanding purchase commitments, including agreement that are non-cancelable approximately $2.3 million.

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

Uncertain tax positions

As of December 31, 2020, we had $3.4 million of gross unrecognized tax benefits, of which $0.5 million related to tax benefits that, if recognized, would affect the annual effective tax rate. The remaining $2.9 million gross unrecognized tax benefits, if recognized, would affect certain deferred tax assets and federal tax benefit of state income tax.

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

•	our expectations regarding our multinational operations; our ability to attract and retain highly skilled employees;
•	our plans regarding the effect of foreign exchange rates; our expectations regarding acquisitions and investments;
•	our continued efforts relating to the protections of our intellectual property, including claims of patent infringement;
•	our expectations regarding future impairment review of our goodwill, intangible assets, and other long-lived assets;
•	our expectations regarding costs of complying with environmental, health and safety laws; our expectations regarding defects in our products;
•	our expectations regarding the effectiveness of our internal control over financial reporting;

•	our estimations regarding stock-based compensation; and
•	our plans regarding cash dividends; and our expectations regarding our facilities and the sufficiency of our facilities.

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

The following table sets forth information about our directors and executive officers as of the date of this annual report. The business address of all of our directors and executive officers is 18F, The Front Tower Shiba Koen 2-6-3, Shiba Koen, Minato-ku, Tokyo, Japan.

Name	Age	Position
Zhaochen Huang	58	Chief Executive Officer and Board Director
Xiaofeng (Steven) Chen	48	Senior Vice President of Marketing, Product & Supply Chain Management
Danjun (Dan) Xie	50	Vice President of Global Finance
Lingrong Lu	49	Vice President of Optical Network Systems R&D
Yongqing Yan	56	Chairman of Board of Directors
Wendong Zhang	45	Independent Director
Jintong Lin	75	Independent Director
Sean Shao	64	Independent Director
Tim Ti		Former CEO, resigned on December 31, 2020
Eric Lam		Former Vice President, Finance, resigned on May 31, 2020

Biographical Information

Dr. Zhaochen Huang has served as the Chief Executive Officer and as a Director of the Company since January 1, 2021. Dr. Huang joined the Company since 2011 and brings more than thirty years of business and management expertise to the Company. He previously served as the Vice-President, Global Operations of the Company and the General Manager of UTStarcom India. Prior to that, Dr. Huang served various positions at Soliton Systems, K.K. including General Manager of Soliton Systems USA and VP of Research and Development of Soliton Systems Shanghai. Prior to that, Dr. Huang served at SECOM Co., Ltd. and Nanjing Institute of Solid Device. He received the Ph.D. degree in Electrical and Electronics Engineering from Tokyo Institute of Technology.

Xiaofeng (Steven) Chen has more than twenty years experience in telecom area. Mr. Chen currently serves as Senior Vice President of Marketing, Product & Supply Chain Management of the Company and has led the function since December 2020. Previously he served various management roles in product management, marketing and R&D. Before joining the Company in 2003, Mr. Chen served as leader of product marketing and technical at Hangzhou ECI Telecommunication Co. Ltd. He received an MBA degree from Zhejiang University in 2009 and a Bachelor of System Engineering from Xiamen University in 1995.

Danjun (Dan) Xie joined the Company in April 2012 and has taken various management positions in the Finance department of the company, including Treasury, Tax, Technical Accounting, Internal Audit and Compliance. Mr. Xie currently serves as Vice President of Global Finance. He has over ten years of experience in Corporate Finance and Public Practice, as well as nine years of experience in IT fields. Before joining the Company, Mr. Xie worked as an auditor at Levi, Yetnikoff Chartered Accountants. Earlier in his career he worked as IT manager in Guosen Securities Company and Pingan Securities Company. Mr. Xie is a Chartered Professional Accountant, Chartered Accountant (CPA, CA) of Canada. Mr. Xie received a Graduate Diploma in Public Accountancy from McGill University's Desautels Faculty of Management in 2008, a Master of Engineering degree in System Engineering from

Huazhong University of Science and Technology in 1996, and a Bachelor of Engineering degree in Automatic Control from Xi'an Jiaotong University in 1993.

Dr. Lingrong Lu has more than twenty years of telecommunication industry experience. She had worked in the Company for twelve years since 2002, taking various management role in R&D and product management in ONS, NGN and IPTV product lines; and she rejoined the Company in September 2016. She is now managing Research & Development Department and Corporate IT. Prior to rejoining the Company, Dr. Lu served in Huawei Technologies, Carrier BG. In her early working experience (1999-2002), she had worked in Nokia (ex. Lucent Technologies) in Singapore GTS and Shenzhen R&D center. Dr. Lu graduated from Zhejiang University in 1993 with Bachelor of Engineering, major in Electrical Engineering; and received Doctor’s Degree from same university in 2014.

Dr. Yongqing Yan serves as the chairman of the board since September 2019. Dr. Yan brings over 30 years of experience in communication and information technology encompassing the engineering, research and development management of communication equipment, sales and marketing management of large-scale communication enterprises, as well as strategic analysis and development of the telecommunications and internet industries. Dr. Yan holds a doctorate degree in Communication and Information Systems from Southeast University in Nanjing, China.

Wendong Zhang has served as a director of the Company since November 2017. Ms. Zhang received an MBA degree from the Graduate University of Chinese Academy of Sciences. She earned a bachelor’s degree in Economics at Minzu University of China. Ms. Zhang is experienced in the areas of investment and financial management, strategic management and organization restructuring.  Since 2018, she has been the deputy general manager of Beijing E-town International Investment & Development Co., Ltd., as well as to the leaders of its subsidiaries. Before that, she had various management roles at Beijing E-town, Orient Cultural Asset Management Co., Ltd. and Sheng Andi Investment Management Consulting Co., Ltd.

Dr. Jintong Lin serves as a director of the Company since September 2019. He also serves as an independent director of Comba Telelcom Systems Holding Co., Ltd. since 2012, Tongding Interconnection Information Co., Ltd. since 2017 and Huacan Opto-electronic Co.,Ltd. Since 2020. Additionally, Dr. Lin is a director of Jiangsu Zhongtian Science and Technology Co., Ltd. Dr. Lin is currently a consulting professor at Beijing University of Posts and Telecommunications (BUPT). From 1993 through 2011, he served in a variety of positions at BUPT, including Professor, Vice-President and President. From 1990 to 1993, Dr. Lin was a researcher at King's College London. Before that, he was a visiting scholar and doctoral student at University of Southampton. Dr. Lin earned a bachelor degree in Physics from Peking University in 1969, a master degree in Optical Communication from BUPT in 1981 as well as a doctorate degree in Optoelectronics from University of Southampton in the United Kingdom.

Sean Shao currently serves as independent director and chairman of the audit committee of: 21Vianet Group, Inc. since August 2015; UTStarcom Holdings Corp. since October 2012 and China Biologic Products, Inc. since July 2008. He also serves as independent director and chairman of the compensation committee of Luckin Coffee Inc. since September 2020 and as independent director and chairman of the audit committee from May 2019 to July 2020, respectively. He served as the chief financial officer and a Board member of Trina Solar Limited from 2006 to 2008 and from 2015 to 2017, respectively. In addition, Mr. Shao served from 2004 to 2006 as the chief financial officer of ChinaEdu Corporation and of Watchdata Technologies Ltd. Prior to that, Mr. Shao worked at Deloitte Touche Tohmatsu CPA Ltd. for approximately a decade. Mr. Shao received his master’s degree in health care administration from the University of California at Los Angeles in 1988 and his bachelor’s degree in art from East China Normal University in 1982. Mr. Shao is a member of the American Institute of Certified Public Accountants.

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

Compensation of Directors and Executive Officers

In 2020, we paid an aggregate of $1,303,459 in cash compensation and granted 69,667 Options and 75,999 restricted shares under our 2017 Plan to our directors and executive officers. In 2019, we paid an aggregate of $1,877,945 in cash compensation and granted 53,165 restricted shares under our 2017 Plan to our directors and executive officers.

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

The 2006 Equity incentive plan expired on December 31, 2016, and as of December 31, 2020, 1,590,693 ordinary shares available for grant under this plan were transferred to the 2017 equity incentive plan.

As of December 31, 2020, 1,478,181 shares underlying options and restricted stock awards and units were outstanding.

The following table summarizes significant ranges of outstanding and exercisable stock options as of December 31, 2020:

			Weighted
		Number of shares	Average	Weighted	Number of shares	Weighted
Range of		Outstanding	Remaining	Average	Exercisable	Average
Exercise Prices		as of 12/31/2020	Contractual Term	Exercise Price	as of 12/31/2020	Exercise Price
$1.14	$1.14	875,384	6.92	$1.14	—	$—
$2.24	$2.24	181,450	1.15	$2.24	181,450	$2.24

As of December 31, 2020, we had total unvested restricted stock awards of approximately 0.4 million shares, with a weighted average grant date fair value of $3.05.

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

As of December 31, 2020, we had approximately 299 full-time employees worldwide. From time to time, we also employ part-time employees and hire contractors. Our employees are not represented by any collective bargaining agreement and we have never experienced a work stoppage. We believe that we have good employee relations. During 2020, we adopted a series of restructuring initiatives targeted at expenses controlling, as a result of which, we reduced our headcount from 478 in 2019 to 299 in 2020.

The following table sets forth information regarding our staff as of December 31, 2020:

Manufacturing and supply chain	83
Research and development	113
Marketing, sales and support	67
Administration and other support	36
Total	299

E.	Share Ownership

The following table sets forth certain information with respect to beneficial ownership of our ordinary shares as of March 31, 2021 by:

•	Each current director;
•	Each current executive officer;
•	All of our current directors and executive officers as a group; and
•	Each person who is known to us to beneficially own more than 5% of our ordinary shares.

The percentage of shares beneficially owned and votes held by each listed person is based upon 36,182,117 ordinary shares outstanding as of March 31, 2021 together with options that are exercisable within 60 days from March 31, 2021 and shares issuable upon vesting of restricted shares within 60 days from March 31, 2021 for each shareholder. Beneficial ownership is determined in accordance with the rules of the SEC.

	Shares	Percent of
	Beneficially	Total
Name and Address of Beneficial Owner(1)	Owned (2)	Outstanding (2)
Directors and Executive Officers
Zhaocheng Huang	*	*
Xiaofeng (Steven) Chen	*	*
Danjun (Dan) Xie	*	*
Lingrong Lu	*	*
Yongqing Yan	*	*
Wendong Zhang	—	—
Sean Shao	*	*
Jintong Lin	*	*
All current directors and executive officers as a group	174,866	0.48%
Principal Shareholders
Tonghao (Cayman) Limited	12,700,000	35.10%
The Smart Soho International Limited(3)	5,000,000	13.82%
E-Town International Holding (Hong Kong) Co. Limited(4)	3,787,878	10.47%
Talent Transmission, Ltd. (3)	2,718,758	7.51%

*	Less than 1%
(1)	Unless otherwise indicated, the address for all beneficial owners is c/o 18F, The Front Tower Shiba Koen 2-6-3, Shiba Koen, Minato-ku, Tokyo, Japan.
(2)

The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of March 31, 2021. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. Shares subject to options which are exercisable within 60 days of March 31, 2021 and shares underlying restricted share units that will vest within 60 days of March 31, 2021 are deemed to be outstanding and to be beneficially owned by the person holding such options or restricted share units for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person.

(3)	Shares information was from the latest available 13D on SEC website.
(4)

Information based on Schedule 13D, Amendment No. 1, jointly filed with the SEC on October 1, 2010 by E-Town and BEIID. As the parent company of E-Town (Hong Kong), BEIID has the power to direct the vote of the 11,363,636 (or 3,787,878 after reverse share split) shares and the disposition of the shares of 11,363,636 (or 3,787,878 after reverse share split) held by E-Town. The address of the principal business office of BEIID and E-Town is 23th-25th Floor, Tower A, Yicheng Fortune Center No. 22, Ronghua Middle Road, Beijing Economic-Technological Development Area, Beijing, PRC.

None of the shareholders known by us to beneficially own 5% or more of our outstanding shares as of March 31, 2021 have voting rights that are different from the voting rights of our other shareholders.

To our knowledge, except as disclosed above, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal person or persons, severally or jointly.

To our knowledge, there are no arrangements the operation of which may at a subsequent date result in us undergoing a change in control.

As of March 31, 2021, our directors and executive officers held options to purchase an aggregate of 94,667 ordinary shares under our existing equity incentive plans. The per share exercise prices of these options held by our directors and executive officers were $2.24 and $1.14, respectively. And the expiration date of such options was on January 29, 2023 and November 30, 2027, respectively. In addition, as of March 31, 2021, our directors and executive officers held 35,878 restricted shares, 44,321 restricted share units issuable upon vesting.

ITEM 7-MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees-E. Share Ownership.”

B.	Related Party Transactions

On September 3, 2019, Tonghao Cayman acquired an additional 9,200,000 Ordinary Shares from the Company’s former shareholders and became the largest shareholder of the Company. Tongding Interconnection Information Co., Ltd. (“TDI”) is the parent company of the Tonghao Cayman. We had sales transactions with TDI in the amount of $13,000 and $49,000 in 2020 and 2019, respectively.

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

	High	Low
Annual highs and lows
2016	$2.49	$1.66
2017	$6.51	$1.69
2018	$6.50	$2.59
2019	$4.11	$2.43
2020	$2.95	$0.82
Quarterly highs and lows
Second Quarter 2019	$3.67	$3.02
Third Quarter 2019	$3.19	$2.43
Fourth Quarter 2019	$3.05	$2.57
First Quarter 2020	$2.95	$1.56
Second Quarter 2020	$2.24	$1.57
Third Quarter 2020	$2.09	$0.98
Fourth Quarter 2020	$2.54	$0.82
First Quarter 2021	$2.34	$1.37
Monthly highs and lows
September 2020	$1.58	$0.98
October 2020	$1.29	$0.99
November 2020	$1.19	$0.82
December 2020	$2.54	$1.09
January 2021	$1.99	$1.37
February 2021	$2.34	$2.13
March 2021	$1.79	$1.63

B.	Plan of Distribution

Not Applicable.

C.	Markets

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

Currency exchange control and government restrictions on dividends may impact our ability to transfer funds outside of the China and India

A significant portion of our business is conducted in China where the currency is the RMB and in India where the currency is the INR. Regulations in China and India permit foreign-owned entities to freely convert the RMB or INR into foreign currency for transactions that fall under the “current account,” which includes trade-related receipts and payments and dividend payments. Accordingly, our PRC or Indian subsidiaries may use RMB or INR to purchase foreign exchange for settlement of such “current account” transactions without pre-approval. However, pursuant to applicable regulations in China, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In calculating accumulated profits, foreign investment enterprises in China are required to allocate at least 10% of their realized profits each year, if any, to fund certain reserves, until these reserves have reached 50% of the registered capital of the enterprises.

Transactions other than those that fall under the “current account” and that involve conversion of RMB or INR into foreign currency are classified as “capital account” transactions; examples of “capital account” transaction include repatriations of investment by or loans to foreign owners, or direct equity investments in a foreign entity by a China domiciled entity. In China, “capital account” transactions will be examined and registered by banks or SAFE in China to convert a remittance into a foreign currency, such as U.S. dollars, and transmit the foreign currency outside of China. In India, “capital account” transactions will be examined and approved by the Reserve Bank of India (“RBI”) to convert INR into a foreign currency, such as U.S. dollars, and transmit the foreign currency outside of India.

The foreign exchange control system in China or India could be changed at any time and any such change may affect the ability of us or our subsidiaries in China or India to repatriate capital or profits, if any, outside China or India. Furthermore, SAFE or its regional branches, RBI or other governmental authorities have a significant degree of administrative discretion in implementing the laws and regulations and has used this discretion to limit convertibility of “current account” payments out of China or India. Whether as a result of a deterioration in the PRC or India balance of payments, a shift in the PRC or Indian macroeconomic prospects or any number of other reasons, China or India could impose additional restrictions on capital remittances abroad. As a result of these and other restrictions under the laws and regulations of the PRC or India, our PRC or India subsidiaries are restricted in their ability to transfer a portion of their net assets to the parent. We have no assurance that the relevant PRC or Indian governmental authorities in the future will not limit further or eliminate the ability of our PRC or Indian subsidiaries to purchase foreign currencies and transfer such funds to us to meet our liquidity or other business needs. Any inability to access funds in China or India, if and when needed for use by us outside of China or India, could have a material and adverse effect on our liquidity and our business.

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

Cayman Islands Taxation

The Cayman Islands Government (or any other taxing authority in the Cayman Islands) currently does not levy taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the Cayman Islands in the nature of inheritance tax or estate duty. There are no other taxes that are likely to have a material impact on us that may be levied by the Government of the Cayman Islands except for stamp duty which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to any payments made by or to our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

The EIT Law became effective as of January 1, 2008 and revised in 2007, 2017 and 2018, respectively, and its implementation regulations (Implementing Regulations for the EIT Law) become effective as of January 1, 2008 and revised in 2019. The EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% corporate income tax rate as to their worldwide income. Under the Implementation Regulations for the EIT Law issued by the PRC State Council, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. In April 2009, the SAT released Circular 82. Under Circular 82, a foreign enterprise “controlled by a PRC enterprise or a PRC enterprise group” will be considered as a resident enterprise if all of the following conditions are satisfied: (i) the senior management personnel responsible for its daily operations and the place where the senior management departments discharge their responsibilities are located primarily in the PRC; (ii) its finance and human resources related decisions are made by or are subject to the approval of institutions or personnel located in the PRC; (iii) its major assets, books and records, company seals and minutes of its board of directors and shareholder meetings are located or kept in the PRC; and (iv) senior management personnel or 50% or more of the members of its board of directors with voting power of the enterprise reside in the PRC.

On September 1, 2011, the SAT issued Circular 45, to further prescribe the rules concerning the recognition, administration and taxation of a foreign enterprise “controlled by a PRC enterprise or PRC enterprise group.” Currently we are not recognized as a PRC resident enterprise, but there is a risk that we may be recognized by the PRC tax authorities as a PRC resident enterprise. Pursuant to Circular 45, if we are recognized as a PRC resident enterprise, our worldwide income may be subject to enterprise income tax in China at a rate of 25%, and we would be required to file provisional enterprise income tax returns quarterly and complete an annual settlement before May 31 of each year for the preceding year at the in-charge tax bureau. Further, we would be obliged to withhold the enterprise income tax when we distribute dividends to non-resident enterprise holders of our ordinary shares, and the individual income tax when we distribute dividends to non-resident individual holders of our ordinary shares. Under the EIT Law and implementation regulations issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, and PRC income tax at the rate of 20% is applicable to dividends payable to the investors that are “non-resident individuals,” subject to the provision of any applicable agreement for the avoidance of double taxation and to the extent such dividends have their sources within the PRC.

Circular 45 further clarifies that the capital gains derived by the non-resident enterprises from the alienation of shares of the foreign-incorporated resident enterprise are considered as China-sourced income. Under the EIT Law and implementation regulations issued by the PRC State Council, non-resident enterprise holders of our ordinary shares may be subject to enterprise income tax in China at a rate of 10% on the capital gains derived from the transfer of our ordinary shares. Non-resident individual holders of our ordinary shares may be subject to PRC income tax at a rate of 20% on the capital gains derived from the transfer of our ordinary shares to the extent such capital gains are considered as China-sourced income.

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

The documents concerning our Company referred to in this document and required to be made available to the public are available at the offices of UTStarcom Holdings Corp. at 18F, The Front Tower Shiba Koen 2-6-3, Shiba Koen, Minato-ku, Tokyo, Japan.

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

We maintain an investment portfolio of various holdings, types and maturities. We do not use derivative financial instruments. We place our cash investments in instruments that meet high credit quality standards, as specified in our investment policy guidelines. Our policy is to limit the risk of principal loss and to ensure the safety of invested funds by generally attempting to limit market risk. Our cash and cash equivalents are not subject to significant interest rate risk due to the short maturities of these instruments. As of December 31, 2020, the carrying value of our cash and cash equivalents approximated fair value. As of December 31, 2020, approximately $12.2 million, $9.4 million and $7.8 million were held by subsidiaries in China, Japan and US.

The table below represents carrying amounts and related weighted-average interest rates of our investment portfolio at December 31, 2020 and 2019:

	December 31,
	2020	2019
	(in thousands)
Cash and cash equivalents	$34,221	$34,966
Average interest rate	1.63%	2.54%
Restricted cash short-term	$12,088	$10,007
Average interest rate	2.89%	3.07%
Short-term investments	$2,158	2,095
Average interest rate	—%	—%
Restricted cash long-term	$2,079	$3,634
Average interest rate	3.88%	3.94%
Total investment securities	$50,546	$50,702
Average interest rate	1.96%	2.64%

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

In 2020, the majority of our foreign-currency denominated sales have been made in Japan, denominated in Japanese yen. The balance of our cash and cash equivalents held in Japanese Yen was $5.0 million at December 31, 2020. Historically, the exchange rate between Japanese Yen and U.S. dollar has been volatile. Additionally, the majority of our expenses are denominated in RMB. Due to China’s currency exchange control regulations, we are limited in our ability to convert and repatriate RMB, as well as in our ability to engage in foreign currency hedging activities in China. The balance of our cash and cash equivalents held in RMB was $5.5 million at December 31, 2020. Since China unpegged the RMB from the U.S. dollar in July 2005 through December 31, 2020, the RMB has appreciated by approximately 26.8% versus the U.S. dollar. We also made significant sales in Indian rupees in 2020, 2019 and 2018.

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

ITEM 15-CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and our Vice President of Global Finance, has performed an evaluation of the effectiveness of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act as of the end of the period covered by this report. Based upon that evaluation, our management has concluded that, as of December 31, 2020, our disclosure controls and procedures were ineffective because of the material weakness described below under “Management’s Annual Report on Internal Control over Financial Reporting.” We continue to undertake remedial steps to address the material weaknesses in our disclosure controls and procedures as set forth below under “Management’s Plan for Remediation of Material Weaknesses.”

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

As required by Section 404 of the Sarbanes Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management, including our chief executive officer and Vice President of Global Finance, assessed the effectiveness of internal control over financial reporting as of December 31, 2020 using the criteria set forth in the report “Internal Control-Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon that evaluation, our management has concluded that, as of December 31, 2020, our disclosure controls and procedures were ineffective.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. As a result of management’s evaluation of our internal control over financial reporting, the following material weakness in our internal control over financial reporting was identified as of December 31, 2020.

(i) The Company did not have sufficient resources with an appropriate level of knowledge and experience in U.S. GAAP to properly account for complex accounting issues under U.S. GAAP. Complex issues such as investment accounting, impairment assessment and loss contract reserve may not be accounted for properly in the future.

The material weakness described above may result in misstatement of the Company’s consolidated financial statements that would result in a material misstatement to the Company’s quarterly or annual consolidated financial statements that would not be prevented or detected. As a result of the material weakness, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2020.

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

Changes in Internal Control over Financial Reporting

Management has evaluated, with the participation of our chief executive officer and Vice President of Global Finance whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on the evaluation we conducted, management has concluded that, other than controls implemented for the remediation of the material weakness in internal control over financial reporting identified in 2016 as disclosed above, no such changes occurred during the period covered by this annual report on Form 20-F.

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

ITEM 16C-PRINCIPAL ACCOUNTANT FEES AND SERVICES

Disclosure of Fees Charged by Independent Accountants

The aggregate fees billed for professional accounting services by Grant Thornton for the fiscal year ended December 31, 2020 and 2019 are as follows:

	Years Ended
	December 31,
	2020	2019
	(in thousands)
Audit fees(1)	$414	$590
Audit-related fees(2)	—	30
Tax fees(3)	—	—
Total	$414	$620

(1)Audit fees are fees for professional services rendered for the audit of our consolidated financial statements, for review of interim consolidated financial information included in quarterly reports or earnings releases, and for services that are normally provided by Grant Thornton in connection with statutory and regulatory filings or engagements in 2020 and 2019.

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

			Total number of	Maximum
			shares (or units)	approximate dollar
	Total Number of		purchased as part of	value that may yet
	shares (or Units)	Average price paid	publicly announced	be purchased under
Period	purchased	per share (or unit)	plans or programs	the Plans
December 2014	166,421	$2.63	166,421	$39,561,613
January 2015	207,272	$2.90	373,693	$38,960,627
February 2015	191,685	$2.75	565,378	$38,434,451
March 2015	150,038	$2.68	715,416	$38,032,006
April 2015	142,696	$2.65	858,112	$37,654,473
May 2015	27,443	$2.17	885,555	$37,594,886
June 2015	328,703	$2.01	1,214,258	$36,935,426
July 2015	156,320	$1.91	1,370,578	$36,636,344
August 2015	145,975	$1.95	1,516,553	$36,352,399
September 2015	103,300	$2.02	1,619,853	$36,143,984
October 2015	55,500	$2.22	1,675,353	$36,020,775
November 2015	21,370	$2.20	1,696,723	$35,973,850
December 2015	33,000	$2.20	1,729,723	$35,901,220
January 2016	165,392	$2.20	1,895,115	$35,538,178
February 2016	80,660	$2.12	1,975,775	$35,367,443
March 2016	176,386	$2.01	2,152,161	$35,012,890
April 2016	505,593	$1.80	2,657,754	$34,102,109
May 2016	390,648	$2.02	3,048,402	$33,313,145
June 2016	146,542	$1.99	3,195,944	$33,021,480
July 2016	76,210	$1.93	3,271,154	$32,874,525
August 2016	239,104	$2.05	3,510,258	$32,384,860
September 2016	36,500	$2.16	3,546,758	$32,306,056
October 2016	—	—	3,546,758	$32,306,056
November 2016	112,200	$1.98	3,658,958	$32,083,499
December 2016	125,420	$1.98	3,784,378	$31,835,274
January 2017	12,380	$1.99	3,796,758	$31,810,649
February 2017	—	—	3,796,758	$31,810,649
March 2017	60,359	$1.89	3,857,117	$31,696,485
April 2017	—	—	3,857,117	$31,696,485
May 2017	—	—	3,857,117	$31,696,485
June 2017	—	—	3,857,117	$31,696,485
July 2017	—	—	3,857,117	$31,696,485
August 2017	—	—	3,857,117	$31,696,485
September 2017	—	—	3,857,117	$31,696,485
October 2017	—	—	3,857,117	$31,696,485
November 2017	—	—	3,857,117	$31,696,485
December 2017	—	—	3,857,117	$31,696,485
January 2018	—	—	3,857,117	$31,696,485
February 2018	—	—	3,857,117	$31,696,485
March 2018	—	—	3,857,117	$31,696,485
April 2018	76,940	$4.91	3,934,057	$31,318,604
May 2018	66,660	$4.90	4,000,717	$30,992,244
June 2018	99,742	$4.31	4,100,459	$30,561,925
July 2018	77,661	$3.98	4,178,120	$30,252,886
August 2018	91,763	$3.73	4,269,883	$29,910,383
September 2018	60,802	$3.83	4,330,685	$29,677,303
October 2018	74,391	$3.90	4,405,076	$29,387,290
November 2018	—	—	4,405,076	$29,387,290
December 2018	75,806	$2.85	4,480,882	$29,171,485
January 2019	60,942	$3.14	4,541,824	$28,980,292
February 2019	4,875	$3.46	4,546,699	$28,963,424
March 2019	—	—	4,546,699	$28,963,424

April 2019	56,772	$3.39	4,603,471	$28,770,717
May 2019	77,420	$3.28	4,680,891	$28,516,626
June 2019	62,461	$3.13	4,743,352	$28,321,171
July 2019	28,559	$3.10	4,771,911	$28,232,705
August 2019	37,827	$2.92	4,809,738	$28,232,702
September 2019	—	—	4,809,738	$28,232,702
October 2019	—	—	4,809,738	$28,232,702
November 2019	—	—	4,809,738	$28,232,702
December 2019	—	—	4,809,738	$28,232,702
January 2020	700	$2.78	4,810,438	$28,230,756
February 2020	17,827	$2.65	4,828,265	$28,183,547
March 2020	25,167	$2.38	4,853,432	$28,123,762
April 2020	6,900	$1.71	4,860,332	$28,111,993
May 2020	2,016	$1.78	4,862,348	$28,108,414
June 2020	18,832	$1.76	4,881,180	$28,075,271
July 2020	80,808	$1.71	4,961,988	$27,936,878
August 2020	47,081	$1.66	5,009,069	$27,858,745
September 2020	—	—	5,009,069	$27,858,745
October 2020	—	—	5,009,069	$27,858,745
November 2020	—	—	5,009,069	$27,858,745
December 2020	—	—	5,009,069	$27,858,745
January 2021	—	—	5,009,069	$27,858,745
February 2021	—	—	5,009,069	$27,858,745
March 2021	—	—	5,009,069	$27,858,745

ITEM 16F-CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G-CORPORATE GOVERNANCE

We are incorporated in the Cayman Islands and our corporate governance practices are governed by applicable Cayman Islands law as well as our memorandum and articles of association. In addition, because our ordinary shares are listed on NASDAQ, we are subject to NASDAQ’s corporate governance requirements.

NASDAQ Marketplace Rule 5620(a) requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year end. However, NASDAQ Marketplace Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement. We follow home country practice with respect to annual meetings and did not hold an annual shareholder meeting in 2020. Our Cayman Islands counsel has provided a letter to NASDAQ certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

ITEM 16H-MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17-FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18-FINANCIAL STATEMENTS

The consolidated financial statements of UTStarcom Holdings Corp. and its subsidiaries are included at the end of this Annual Report.

ITEM 19-EXHIBITS

Exhibit Number	Description	Form	Incorporated by Reference From Exhibit Number	Date Filed
1.1	Amended and Restated Memorandum and Articles of Association.	20-F	1.1	4/26/2013
2.1	Description of share capital of the Registrant (incorporated herein by reference to (i) the sections titled “Description of Capital Stock” in the Registrant’s registration statement on Form S-1(File No. 333-93069), as amended, including any form of prospectus contained therein pursuant to Rule 424(b) under the Securities Act of 1933 and	S-1	—	Initially filed on, 12/20/1999
	(ii) the Registrant’s registration statement on Form 8-A (File No. 000-29661)	Form 8-A	—	2/23/2000
4.1	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 of Form F-4 (File No. 333-173828) filed with the SEC on May 2, 2011.	F-4	10.1	5/02/2011
4.2	Stockholder Rights Agreement, made as of February 1, 2010, by and between UTStarcom, Inc. and Beijing E-town International Investment and Development Co., Ltd.	8-K	4.1	2/4/2010
4.3	2006 Equity Incentive Plan, as adopted on July 21, 2006.	S-8/A	4.1	3/10/2020
4.4	2017 Equity Incentive Plan, as adopted on January 1, 2017.	S-8/A	4.1	3/10/2020
4.5	Form of Stock Option Award Agreement for use under 2017 Equity Incentive Plan.	20-F	4.5	4/17/2019
4.6	Form of Stock Option Agreement for Directors and Officers for use under the 2017 Equity Incentive Plan.	20-F	4.6	4/17/2019
4.7	Form of Notice of Grant of Restricted Stock for use under the 2017 Equity Incentive Plan.	20-F	4.7	4/17/2019
4.8	Form of Notice of Grant of Restricted Stock Units for use under the 2017 Equity Incentive Plan.	20-F	4.8	4/17/2019
4.9	Form of Notice of Grant of Performance Shares for use under the 2017 Equity Incentive Plan.	20-F	4.9	4/17/2019
4.10	Form of Notice of Grant of Performance Units for use under the 2017 Equity Incentive Plan.	20-F	4.10	4/17/2019
4.11	UTStarcom, Inc. Amended and Restated Executive Involuntary Termination Severance Pay Plan.	10-Q	10.2	5/8/2009
4.12	Letter dated November 13, 2017 from GHP Horwath, P.C.	20-F	4.14	11/14/2017
4.13	Letter dated November 14, 2017 from Crowe Horwath LLP	20-F	4.15	11/14/2017
8.1	Subsidiaries of UTStarcom Holdings Corp.	Filed herewith	—	—
12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—
12.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—
13.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—
13.2	Certification of Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—
15.1	Consent of Grant Thornton	Filed herewith
101.INS	XBRL Instance Document	Filed herewith
101.SCH	XBRL Taxonomy Extension Schema Document	Filed herewith
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	Filed herewith
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document	Filed herewith
101.LAB	XBRL Taxonomy Extension Label Linkbase Document	Filed herewith
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

UTSTARCOM HOLDINGS CORP.

Date: April 21, 2021	By:	/s/ Zhaochen Huang
		Name:	Zhaochen Huang
		Title:	Chief Executive Officer

UTSTARCOM HOLDINGS CORP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of UTStarcom Holdings Corp.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of UTStarcom Holdings Corp. and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of comprehensive income (loss), changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2020, and the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

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

Critical audit matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of account receivables

As disclosed in Note 2 to the consolidated financial statements, management estimates the lifetime expected credit losses for accounts receivable with similar risk characteristics on a pool basis after considering the historical collection information and the historical distribution of each aging bucket (“provision matrix “) of respective account receivables, and adjusted for the forward-looking information.

We identified the valuation of account receivables as a critical audit matter.

The principal considerations for our determination that the valuation of account receivables is a critical audit matter are that (i) the account receivables is significant to the Company’s financial position, which amounted to USD49.6 million and represented 41.8% of the Company’s total assets and (ii) the involvement of significant subjective judgment and estimate by management in evaluating the impact of the interaction among the various input factors in order to determine the amount of current expected credit losses (“CECL”) of the Company’s accounts receivable at December 31, 2020.  This requires a high degree of auditor judgment and an increased extent of effort, when performing audit procedures to evaluate the reasonableness of management’s estimation of CECL.

Our audit procedures in relation to the valuation of account receivables included the following, among others:

• confirming account receivables balances with customers by sampling basis;

• obtaining an understanding and evaluating the design of controls over the Company’s valuation of account receivables;

• obtaining an understanding of management’s process and methodology used to develop the estimate of CECL;

• testing the completeness, accuracy and relevance of underlying data used in the models, including historical data and current data in estimating the expected loss rate at December 31, 2020;

• evaluating the reasonableness of significant assumptions used by management related to portfolio composition in the provision matrix. Evaluating management’s assumptions related to the expected loss rates included evaluating whether the significant assumptions used by management were reasonable considering the historical default rates with appropriateness of historical period selection, historical credit loss experience and other relevant data;

• searching public information for the operating and financial conditions of the key customers;

•  performing a retrospective review of accounts receivable by comparing subsequent actual credit losses with historical estimates to evaluate management’s ability to reasonably estimate the allowance.

/s/ GRANT THORNTON

We have served as the Company’s auditor since 2017.

Shanghai, China

April 21, 2021

UTSTARCOM HOLDINGS CORP.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	December 31,	December 31,
	2020	2019
ASSETS
Current assets:
Cash and cash equivalents	$34,221	$34,966
Short-term investments	2,100	2,095
Notes receivable	58	—
Accounts receivable, net of allowances for credit losses of $15,982 and $6,506 in 2020 and 2019, respectively	49,623	77,831
Inventories	6,695	6,142
Deferred costs	12	513
Prepaid and other current assets	5,108	5,524
Short-term restricted cash	12,088	10,007
Total current assets	109,905	137,078
Property, plant and equipment, net	620	1,092
Operating lease right-of-use assets, net	1,183	2,860
Long-term investments	0	3,129
Deferred tax assets	4,271	2,772
Long-term restricted cash	2,079	3,634
Other long-term assets	666	738
Total assets	118,724	151,303
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	25,120	30,875
Income taxes payable	5,934	7,480
Customer advances	391	160
Deferred revenue	410	1,320
Operating lease liabilities, current	1,217	1,595
Employee payroll and compensation	2,925	2,855
Other current liabilities	4,045	4,748
Total current liabilities	40,042	49,033
Long-term deferred revenue	25	369
Operating lease liabilities, non-current	256	1,364
Other long-term liabilities	1,000	1,349
Total liabilities	41,323	52,115
Commitments and contingencies (Note 8)
Shareholders’ equity:
Ordinary shares: $0.00375 par value; 250,000 authorized shares; 40,907 and 40,335 shares issued at December 31, 2020 and December 31, 2019, respectively; 35,898 and 35,525 shares outstanding at December 31, 2020 and December 31, 2019, respectively	123	123
Additional paid-in capital	1,266,318	1,265,615
Treasury stock, at cost: 5,009 and 4,810 shares at December 31, 2020 and December 31, 2019, respectively	(12,322)	(11,948)
Accumulated deficit	(1,240,379)	(1,216,703)
Accumulated other comprehensive income	63,661	62,101
Shareholders’ equity	77,401	99,188
Total liabilities and shareholders' equity	$118,724	$151,303

See accompanying notes to consolidated financial statements

UTSTARCOM HOLDINGS CORP.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

(In thousands, except per share data)

	Years ended December 31,
	2020	2019	2018
Net sales(1)
Products	$12,385	$43,722	$97,680
Services	11,925	21,901	18,264
	24,310	65,623	115,944
Cost of net sales
Products	11,148	29,566	72,082
Services	9,633	11,900	11,594
	20,781	41,466	83,676
Gross profit	3,529	24,157	32,268
Operating expenses:
Selling, general and administrative (2)	18,689	15,827	15,156
Research and development	8,083	14,467	12,745
Total operating expenses	26,772	30,294	27,901
Operating income (loss)	(23,243)	(6,137)	4,367
Interest income	990	1,337	1,749
Interest expense	(10)	(16)	(47)
Other income (expense), net	(2,166)	872	(644)
Equity loss of associates	—	—	(613)
Investment impairment	(1,029)	—	(370)
Income before income taxes	(25,458)	(3,944)	4,442
Income tax benefit	1,782	31	378
Net income (loss)	$(23,676)	$(3,913)	$4,820
Net income (loss) per share Basic	$(0.66)	$(0.11)	$0.14
Net income (loss) per share Diluted	$(0.66)	$(0.11)	$0.13
Weighted average shares outstanding-Basic	35,881	35,556	35,642
Weighted average shares outstanding-Diluted	35,881	35,556	36,319
Net income (loss)	(23,676)	(3,913)	4,820
Other comprehensive income (loss), net of tax
Net change in cumulative translation adjustment	1,560	529	(839)
Comprehensive income (loss)	$(22,116)	$(3,384)	$3,981

(1)

Revenue recognized in the years ended December 31, 2020, 2019 and 2018 that was included in deferred revenue (including current and non-current) and customer advances as of the beginning of each respective period was $1.2 million, $2.8 million and $4.0 million, respectively.

(2)	Allowances for credit losses of $9.4 million, $4.4 million and $0.8 million were recognized in the selling expenses in 2020, 2019 and 2018, respectively.

See accompanying notes to consolidated financial statements

UTSTARCOM HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands, except share data)

						Accumulated
	Ordinary Shares		Additional			Other	Total
	Shares		Paid-in	Treasury	(Accumulated	Comprehensive	Stockholders’
	outstanding	Amount	Capital	Stock	Deficit)	Income	Equity
	(In thousands, except number of shares)
Balance at December 31, 2017	35,506,366	$122	$1,263,006	$(8,374)	$(1,226,173)	$62,411	$90,992
Repurchase of ordinary shares	(623,765)	—	—	(2,525)	—	—	(2,525)
Restricted stock issued and restricted stock units released	399,991	—	1,097	—	—	—	1,097
Ordinary shares issued upon option exercise	35,150	1	79	—	—	—	80
Cumulative effect of change in revenue recognition accounting principle	—	—	—	—	8,563	—	8,563
Acquisition of non-controlling interests	—	—	(22)	—	—	—	(22)
Net income	—	—	—	—	4,820	—	4,820
Other comprehensive loss:
Foreign currency translation	—	—	—	—	—	(839)	(839)
Balance at December 31, 2018	35,317,742	123	1,264,160	(10,899)	(1,212,790)	61,572	102,166
Ordinary shares issued upon option exercise	25,000	—	56	—	—	—	56
Restricted stock issued and restricted stock units released	510,438	—	1,399	—	—	—	1,399
Repurchase of ordinary shares	(328,856)	—	—	(1,049)	—	—	(1,049)
Net loss	—	—	—	—	(3,913)	—	(3,913)
Other comprehensive income:
Foreign currency translation	—	—	—	—	—	529	529
Balance at December 31, 2019	35,524,324	123	1,265,615	(11,948)	(1,216,703)	62,101	99,188
Share buyback	(199,331)	—	—	(374)	—	—	(374)
Restricted stock issued and restricted stock units released	573,281	—	703	—	—	—	703
Net loss	—	—	—	—	(23,676)	—	(23,676)
Other comprehensive income:
Foreign currency translation	—	—	—	—	—	1,560	1,560
Balance at December 31, 2020	35,898,274	123	1,266,318	(12,322)	(1,240,379)	63,661	77,401

See accompanying notes to consolidated financial statements

UTSTARCOM HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years ended December 31,
	2020	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(23,676)	$(3,913)	$4,820
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	572	644	702
Lease amortization	1,516	1,946	—
Net loss (gain) on disposal of assets	—	5	(21)
Gain on liquidation of a subsidiary	—	—	(909)
Reversal of ASC 460 reserve due to expiration of statute of limitations	—	(1,182)	(2,462)
Equity loss of associates	—	—	613
Investment impairment	1,029	—	370
Gain on reversal of accounts payable	—	(3,161)	—
Stock-based compensation expense	703	1,399	1,097
Allowance for credit losses	9,441	4,396	812
Deferred income taxes	(1,499)	(465)	705
Changes in operating assets and liabilities
Accounts receivable	18,767	(21,561)	(44,815)
Inventories and deferred costs	(60)	20,182	6,565
Prepaids and other assets	600	(3,625)	5,540
Accounts payable	(5,754)	(19,882)	23,193
Income taxes payable	(1,894)	506	(929)
Customer advances	231	(401)	(6,044)
Deferred revenue	(1,254)	(2,259)	(4,930)
Other liabilities	(2,122)	3,224	(10,413)
Net cash used in operating activities	(3,400)	(24,147)	(26,106)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(115)	(507)	(225)
Acquisition of uSTAR, net of cash acquired	—	—	(673)
Purchase of short-term investments	—	(41)	—
Proceeds from sale of short-term investments	2,095	41	3,143
Net cash provided by (used in) investing activities	1,980	(507)	2,245
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options	—	56	101
Proceeds from short-term borrowing	—	4,625	—
Repayment of short-term borrowing	—	(4,625)	—
Repurchase of ordinary shares	(374)	(1,049)	(2,525)
Net cash used in financing activities	(374)	(993)	(2,424)
Effect of exchange rate changes on cash and cash equivalents	1,575	554	(701)
Net decrease in cash and cash equivalents	(219)	(25,093)	(26,986)
Cash, cash equivalents and restricted cash at beginning of year	48,607	73,700	100,686
Cash, cash equivalents and restricted cash at end of year	$48,388	$48,607	$73,700
Supplemental disclosure of cash flow information:	—
Cash paid:
Interest paid	10	16	47
Income taxes paid	2,100	1,400	1,221

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

The accompanying Consolidated Balance Sheets as of December 31, 2020 and 2019, and the Consolidated Statements of Comprehensive Income (loss) for each of the three years ended December 31, 2020, 2019 and 2018 have been prepared by the Company is in conformity with generally accepted accounting principles in the United States (“US GAAP”).

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

The Company incurred net loss of $23.7 million of $3.9 million and earned net income of $4.8 million during the years ended December 31, 2020, 2019, and 2018, respectively. As of December 31, 2020 and 2019, the Company had an accumulated deficit of $1,240.4 million and $1,216.7 million, respectively. The Company used in net cash from operations of $3.4 million, $24.1 million, $26.1 million during the years ended December 31, 2020, 2019 and 2018, respectively.

As of December 31, 2020 and 2019, the Company had cash and cash equivalents of $34.2 million and $35.0 million, of which $12.2 million and $3.1 million, respectively, were held by subsidiaries in China. China imposes currency exchange controls on certain transfers of cash to and from China. The Company’s China subsidiaries are subject to pre-approval from the State Administration of Foreign Exchange (“SAFE”) for non-domestic financing. Additionally, the amount of cash available for transfer from the China subsidiaries for use by the Company’s non-China subsidiaries is also limited both by the liquidity needs of the subsidiaries in China and the restriction on foreign currency exchange by Chinese-government mandated limitations including currency exchange controls on certain transfers of cash outside of China. The Company’s China subsidiaries have no accumulated profit as of December 31, 2020 determined in accordance with Chinese accounting standards that can be paid as dividends. In 2020, 2019 and 2018, the Company’s China subsidiaries did not pay dividends.

NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates:

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant judgment and estimates are used for revenue recognition, allowances for credit losses on account receivables and sales returns, tax valuation allowances, inventory write-down, impairment of property, plant and equipment, deferred costs, accrued product warranty costs, provisions for contract losses, investment impairments, going concern assessment, stock-based compensation expense, and loss contingencies among others. Actual results could differ materially from those estimates.

Cash and Cash Equivalents:

Cash and cash equivalents consist of highly liquid instruments with maturities of three months or less when acquired. Approximately 22.7%, or $7.8 million and 4.9% or $1.7 million of cash and cash equivalents were held by the Company’s subsidiaries in the United States as of December 31, 2020 and 2019, respectively. The remainder was held by the other UTStarcom entities throughout the world. As of December 31, 2020 and 2019, approximately 35.8%, or $12.2 million and 9.0% or $3.1 million, of the Company’s cash and cash equivalents were held by its subsidiaries in China, respectively. China imposes currency exchange controls on transfers of cash outside of China.

Restricted Cash:

As of December 31, 2020, the Company had short-term restricted cash of $12.1 million, and long-term restricted cash of $2.1 million. As of December 31, 2019, the Company had short-term restricted cash of $10.0 million, and had long-term restricted cash of $3.6 million. These amounts primarily collateralize the Company’s issuances of performance bonds, warranty bonds, and standby and commercial letters of credit.

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

The Company recognizes an impairment charge when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. The Company reviews several factors to determine whether the losses are other-than-temporary, including but not limited to: (i) the length of time the investment was in an unrealized loss position, (ii) the extent to which fair value was less than cost, (iii) the financial condition and near term prospects of the issuer, and (iv) the Company’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value. The determination of fair value of the investment involves considering factors such as current economic and market conditions, the operating performance of the companies including current earnings trends and forecasted cash flows, and other company and industry specific information. Investment impairments recorded as other-than-temporary were $1.0 million, nil, and $0.4 million, for the years ended December 31, 2020, 2019 and 2018, respectively.

Revenue Recognition:

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

Receivables:

Although the Company evaluate customer credit worthiness prior to a sale, the Company provides an allowance for credit losses on trade and notes receivable when collection may no longer be reasonably assured. The Company assesses collectability of receivables based on a number of factors including analysis of customer creditworthiness, historical payment history, our ability to collect payment, length of time an individual receivable balance is outstanding and current and future economic conditions.

Allowance for credit losses:

Effective on January 1, 2020, the Company adopted Accounting Standards Update (ASU) 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”) under a modified retrospective transition. This guidance introduces an expected loss approach using macroeconomic data, referred to as a current expected credit losses (“CECL”) methodology. The CECL methodology requires that the full amount of expected credit losses for the lifetime of the financial instrument be recorded at the time it is originated or acquired, considering relevant historical experience, current conditions and reasonable and supportable macroeconomic forecasts that affect the collectability of financial assets, and adjusted for changes in expected lifetime credit losses subsequently, which may require earlier recognition of credit losses.

Inventories:

Inventories consist of product held at the Company’s manufacturing facility and warehouses, as well as finished goods at customer sites for which the customer has taken possession, but based on specific contractual terms, title has not yet passed to the customer. The Company may ship inventory to existing customers that require additional equipment to expand their existing networks prior to the signing of an expansion contract. Inventories are stated at the lower of cost and net realizable value. The Company continually monitors inventory valuation for potential losses and obsolete inventory at our manufacturing facilities as well as at customer sites. Adjustments are recorded to write down the cost of inventory to estimated net realizable value, which is dependent upon the factors such as inventory aging, historical and forecasted consumer demand, and market conditions that impact pricing. Write-downs are recorded in cost of revenues in our consolidated statements of comprehensive income (loss).

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

Depreciation expense was $0.6 million, $0.6 million, and $0.7 million, for the years ended December 31, 2020, 2019 and 2018, respectively.

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

Advertising Costs:

The Company expenses all advertising costs as incurred. Payment to customers for marketing development costs are accounted for as incurred as a reduction of the revenue associated with customers. For the years ended December 31, 2020, 2019 and 2018, advertising costs totaled $0.1 million, $0.1 million, and $0.1 million, respectively.

Operating Leases:

At the inception of each arrangement, the Company determine if the arrangement is a lease or contains an embedded lease and review the facts and circumstances of the arrangement to classify lease assets as operating or finance leases under Topic 842.

The Company leases office space under operating lease agreements with initial lease terms up to five years. The Company has entered into various non-cancelable operating lease agreements for its office space. These leases have original lease periods expiring between 2021 to 2023 and some of these lease agreements have options to extend the lease terms for an additional period subject to mutual negotiations and agreements with the lessor. The Company considered all renewal options that were reasonably certain to be exercised and are considered in determining the lease term at the inception of the lease.

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

Accumulated Other Comprehensive Income (“AOCI”):

AOCI consisted of foreign currency translation adjustments. The changes in AOCI, including the amounts reclassified to income, were as follows:

Foreign currency
translation and
unrealized gains
(losses), net
of tax
(in thousands)
Balance at December 31, 2018	$61,572
Unrecognized gain on foreign currency translation	529
Balance at December 31, 2019	$62,101
Unrecognized gain on foreign currency translation	1,560
Balance at December 31, 2020	$63,661

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

The foreign currency translation gain (loss) related to the remeasurement of transactions denominated in other than the functional currency is included in other income (expense), net in the consolidated statements of comprehensive income (loss). In connection with this remeasurement process, the Company recorded loss of $2.9 million, $3.9 million and $2.6 million for the years ended December 31, 2020, 2019 and 2018, respectively.

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

	Years ended December 31,
	2020	2019	2018
	(in thousands)
Anti-dilutive stock options and awards/units outstanding	1,478	1,335	—
Total(1)	1,478	1,335	—

(1)

Calculated using the treasury stock method, which assumes proceeds are used to reduce the dilutive effect of outstanding stock awards. Assumed proceeds include the unrecognized deferred compensation of share awards, and assumed tax proceeds from excess stock-based compensation deductions.

For the year ended December 31, 2018, 1.5 million potential ordinary shares were dilutive. After the dilution, the diluted earnings per share during the year ended December 31, 2018 was as follows.

	2020	2019	2018
	(in thousands, except per
		shares amounts)
Net Income (loss)	$(23,676)	$(3,913)	$4,820
Weighted average shares outstanding—Diluted	35,881	35,556	36,319
Net Income (loss) per shares —Diluted	$(0.66)	$(0.11)	$0.13

Recent Adopted Accounting Standards

Allowance for credit losses

Effective on January 1, 2020, the Company adopted Accounting Standards Update (ASU) 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”) under a modified retrospective transition. This guidance replaces the existing “incurred loss” methodology, and introduces an expected loss approach using macroeconomic data, referred to as a current expected credit losses (“CECL”) methodology. Under the incurred loss methodology, credit losses are only recognized when the losses are probable of having been incurred. The CECL methodology requires that the full amount of expected credit losses for the lifetime of the financial instrument be recorded at the time it is originated or acquired, considering relevant historical experience, current conditions and reasonable and supportable macroeconomic forecasts that affect the collectability of financial assets, and adjusted for changes in expected lifetime credit losses subsequently, which may require earlier recognition of credit losses.

The Company estimated the expected credit losses for accounts receivable with similar risk characteristics on a pool basis. For each pool, the Company first estimated its recovery period based on relevant historical accounts receivable collection information. Then it estimated the credit allowances based on the recovery period, the historical distribution of each aging bucket, and the impact of macroeconomic factors. In the beginning of 2020, the Company assessed and concluded that the adoption did not have a material impact on cumulative-effect adjustment to the opening balance of accumulated deficit in the consolidated financial statements.

Accounts receivable, net, as of December 31, 2020 and 2019 consisted of the following:

	Years Ended
	December 31,
	2020	2019
	(in thousands)
Accounts receivable ,net	$49,623	$77,831
Account receivable	65,605	84,337
Less: Allowance for credit losses	$(15,982)	$(6,506)

The movement of allowance for credit losses for the years ended December 31, 2020, 2019 and 2018 was as follows (in thousands)

		Charged
	Balance at	(credited) to			Balance at
	beginning of	costs and	Exchange	(Deductions)	end of
Description	the period	expenses	difference	Adjustments	the period
Year ended December 31, 2020
Allowance for credit losses	$6,506	$9,441	$35	$—	$15,982
Year ended December 31, 2019
Allowance for credit losses	$2,124	$4,396	$(14)	$—	$6,506
Year ended December 31, 2018
Allowance for credit losses	$2,437	$812	$(280)	$(845)	$2,124

Recent Accounting Pronouncements:

In December 2019, the FASB issued ASU 2019-12, “Income tax (Topic 740) Simplifying accounting for income taxes”. The amendments in this Update simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The Company is in the process of evaluating the financial impact to the Company and will apply the applicable amendments (if any) from fiscal year 2021.

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

During the period between March 2018 to the date we acquired control of uSTAR, the Company recorded $0.4 million equity loss in connection with uSTAR.

NOTE 4-COMPREHENSIVE INCOME (LOSS)

Total Comprehensive Income (Loss) for the years ended December 31, 2020, 2019 and 2018 consisted of the following:

	Years ended December 31,
	2020	2019	2018
	(in thousands)
Net income (loss)	$(23,676)	$(3,913)	$4,820
Other comprehensive income (loss)
Net change in foreign currency translation	1,560	529	(839)
Total comprehensive income (loss)	$(22,116)	$(3,384)	$3,981

NOTE 5-BALANCE SHEET DETAILS

The following tables provide details of selected balance sheet items:

	December 31,	December 31,
	2020	2019
	(in thousands)
Inventories:
Raw materials	$3,328	$2,362
Work in process	1,766	1,285
Finished goods(1)	1,601	2,495
Total Inventory	$6,695	$6,142

(1)

Includes finished goods at customer sites of approximately $0.5 million and $0.6 million at December 31, 2020 and 2019, respectively, for which the customer has taken possession, but based on specific contractual terms, title has not yet passed to the customer and for which revenue has not yet been recognized.

	December 31,	December 31,
	2020	2019
	(in thousands)
Prepaid and other current assets
Prepaid tax (1)	$1,736	$2,340
Advance to suppliers	15	4
Other receivable	1,054	1,361
Prepaid and others (2)	2,303	1,819
Total Prepaid and other current assets	$5,108	$5,524

(1)	2020 balance includes $0.1 million prepaid consumption tax, $0.8 million prepaid of value added tax, $0.5 million duty recoverable and $0.3 million goods and service tax.

(2)	2020 balance includes $1.4 million interest receivable, $0.4 million prepaid of software and license.

	December 31,	December 31,
	2020	2019
	(in thousands)
Property, plant and equipment, net:
Leasehold improvements	$1,846	$1,799
Automobiles	340	319
Computer and Software	4,579	4,764
Equipment and Furniture	23,906	22,521
Total	30,671	29,403
Less: accumulated depreciation	(30,051)	(28,311)
Total Property, plant and equipment, net	$620	$1,092

During the years ended December 31, 2020, 2019 and 2018, the Company wrote-off fully depreciated property, plant and equipment of $0.5 million with accumulated depreciation of $0.5 million, $0.1 million with accumulated depreciation of $0.1 million, and $3.3 million with accumulated depreciation of $3.3 million, respectively.

	December 31,	December 31,
	2020	2019
	(in thousands)
Other current liabilities:
Accrued contract costs	$—	$140
Warranty costs	54	90
Accrued professional fees	685	1,074
Accrued other taxes	376	1,063
Other	2,930	2,381
Total other current liabilities	$4,045	$4,748

	December 31,	December 31,
	2020	2019
	(in thousands)
Other long-term liabilities
Non-current income tax payable	$1,000	$1,349
Other long-term liabilities	—	—
Total other long-term liabilities	$1,000	$1,349

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

The following table shows the break-down of the Company’s total short-term investment and long-term investments as of December 31, 2020 and December 31, 2019:

	Accounting	December 31,	December 31,
	Method	2020	2019
		(in thousands)
UTStarcom Hong Kong Holdings Ltd	Cost	$—	$3,129
Total Investments using Cost Method		—	3,129
Aceland	AFS	—	2,095
UTStarcom Hong Kong Holdings Ltd	AFS	2,100	—
Total Investments using Trading Method		2,100	2,095
Total Investments		$2,100	$5,224

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

UiTV Media Inc. or UiTV

On October 16, 2010, the Company invested $ 30.0 million in UiTV Media Inc., or (“UiTV”), $10.0 million of which was paid by the Company’s common shares that it had the repurchase rights and $20.0 million of which was paid by cash. The Company recorded this transaction as an acquisition because the Company owned 75% interest of UiTV and had effective control. The transactions closed on November 8, 2010. On April 15, 2012, the Company exercised its repurchase right, and this trigged deconsolidation of UiTV from the Company’s consolidated financial statements starting from June 21, 2012 as the Company lost the effective control due to reduced ownership from 75% to 49% and loss of a board of directors seat. As the result, the Company accounted for this investment using the equity method. From December 3, 2012 to December 31, 2015, the Company purchased $35.1 million convertible bonds that bear interest at 6.5% per annum with various maturity dates, and subsequently all maturity dates were extended to December 31, 2015. In 2013 and 2014, the Company recorded a total of $9.6 million and $5.3 million, respectively, in losses for the preferred stock investment to reflect 49% interest in UiTV losses. After the value of the preferred shares was reduced to zero, the Company started to record 100% of UiTV losses against our convertible bond investment balance until the carrying value of the convertible bond investment balance was reduced to zero. Therefore, in 2014 and 2015, the Company recorded $3.6 million and $14.0 million in losses to reflect 100% of UiTV losses. At every year-end, the Company assessed the fair value of the UiTV, and recorded impairment charges of $9.1 million, $2.4 million and $6.0 million in 2013, 2014 and 2015, respectively. The convertible bond investments balance was reduced to zero as of December 31, 2015.

UTStarcom Hong Kong Holdings Ltd.,

On August 31, 2012, the Company completed the sale of our IPTV business to UTStarcom Hong Kong Holdings Ltd. to its former Chief Executive Officer. On the same day, the Company purchased a $20.0 million Convertible Bond from UTStarcom Hong Kong Holdings Ltd. which bears interest at 6.5% per annum and matured on August 31, 2017. On April 7, 2015, the Company entered an agreement with UTStarcom Hong Kong Holdings Ltd. for the conversion of the $20.0 million Convertible Bond.  Pursuant to the agreement, UTStarcom Hong Kong Holdings Ltd. paid $10.0 million in cash as partial repayment of the principal of the Convertible Bond. The remaining principal and interest of the Convertible Bond were converted to 14% of equity interest of UTStarcom Hong Kong Holdings Ltd. The Company used the cost method to account for this investment. The Company assesses the fair value every year-end. In 2015, the Company recorded $6.5 million investment impairment. During 2018 and 2019, the Company assessed the fair value of UTStarcom Hong Kong Holdings Ltd. and recorded a $0.4 million and nil impairment charge. As of December 31, 2019, the recorded value of this investment was $3.1 million. On December 17, 2020, the Company signed an agreement with Eagle Field Holding Limited to sale of 14% interest (“equity interest”) of UTStarcom Hong Kong Holdings Limited for a consideration of $2.1 million which will be paid on March 31, 2021. As the result, the Company recorded $1.0 million impairment loss during 2020 and reclassified this investment as short-term investment as at December 31, 2020. On March 31, 2021, the Company received $2.1 million from buyer.

Aceland Investment Limited

In December 2010, the Company invested $2.1 million into Aceland Investments Limited (“Aceland”). In the second quarter of 2011, the Company extended a shareholder loan to Aceland in the amount of $7.1 million with a maturity date of December 31, 2015. The Company owned an approximately 35% interest in Aceland and accounted for the investment in Aceland using the equity method. In 2015, the Company recorded a $1.0 million impairment charge on the Aceland investment. In 2016, the Company received $6.7 million cash from Aceland as partial repayment of the loan balance and the Company realized a $1.0 million gain of foreign exchange. In 2017 and 2018, the Company realized a $0.2 million and $0.3 million equity loss as a result of the depreciation of the US Dollar deposit, respectively. As of December 31, 2018, the book value of the investment was $2.1 million. In October 2019, the Board of Aceland approved a resolution to reduce its shares capital and was expected to repurchase our full investment in Aceland within one year. As the result, the Company classified this investment as a trading security in the short-term investment account in the amount of $2.1 million at December 31, 2019. In March 2020, Aceland repurchased all the Company’s investment and the Company recorded a $0.3 million gain in other income.

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

The Company’s financial instruments consist principally of cash and cash equivalents, short-term investments, restricted cash, accounts receivable, long-term investments, accounts payable and certain accrued expenses. Short-term investments consist of bank notes, term deposits and hold for trading with maturities longer than three months and less than one year when acquired. As of December 31, 2020, the respective carrying values of financial instruments except for long-term investments approximated their fair values based on their short-term maturities. As of December 31, 2020, the combined fair value of the entity’s short-term investments and long-term investments in available-for-sale Level 3 convertible bond and redeemable securities was $2.1 million.

There were no financial assets measured and recognized at fair value on a recurring basis and classified under the appropriate level of the fair value hierarchy for the year ended December 31, 2020 and 2019.

The following is the change in value of financial assets using unobservable inputs (Level 3) for the year ended December 31, 2020.

Amount
In thousands
As of December 31, 2019	$2,095
Add: Reclassed from long-term investments to short-term investments	2,100
Less: Proceeds from sales of short-term investments	(2,095)
As of December 31, 2020	$2,100

NOTE 7- OPERATING LEASES

The Company’s leases consist of operating leases for office space in PRC, India, Japan and the United States. The Company determines if an arrangement is a lease at inception. As of December 31, 2020, the Company had no long-term leases that were classified as a financing lease. As of December 31, 2020, the Company did not have additional operating leases that have not yet commenced.

Total operating lease expenses for the year ended December 31, 2020 were $1.5 million, including $0.8 million in cost of net sales and $0.7 million in operating expense on the consolidated statement of comprehensive income (loss).

As of December 31, 2020, the Company recognized operating lease ROU assets of $1.2 million and total lease liabilities $1.5 million, including a current portion of $1.2 million for operating leases.

	For the year ended December 31, 2020	For the year ended December 31, 2019
	(in thousands)
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows used in operating leases	$1,337	$1,790
Right-of-use assets obtained in exchange the new lease obligations:
Operating leases	$1,183	$2,860
Weighted average remaining lease term
Operating leases	1.3 years	1.9 years
Weighted average discount rate
Operating leases	4.53%	4.38%

Maturities of lease liabilities as of December 31, 2020 are as follows:

Amount
(in thousands)
2021	$1,263
2022	182
2023	82
2024	—
2025	—
Thereafter	—
Total future lease payments	1,527
Less: Imputed interest	54
Total lease liability balance	$1,473

NOTE 8-COMMITMENTS AND CONTINGENCIES

Contractual obligations and commercial commitments

Letters of credit:

The Company issues bid bond, commercial letters of credit or standby letters of credit primarily to support international sales activities outside of China and in support of purchase commitments. When the Company submits a bid for a sale, often the potential customer will require that the Company issue a bid bond or a standby letter of credit to demonstrate its commitment through the bid process. In addition, the Company may be required to issue standby letters of credit as guarantees for advance customer payments upon contract signing or performance guarantees. The standby letters of credit usually expire without being drawn by the beneficiary thereof. Finally, the Company may issue commercial letters of credit in support of purchase commitments. As of December 31, 2020, the Company’s outstanding letters of credit approximated $14.2 million. These balances are included in Short-term restricted cash and Long-term restricted cash.

Purchase commitments:

The Company is obligated to purchase raw materials and work-in-process inventory under various orders from various suppliers. If the Company fails to fulfill the contracts, it will have adverse consequences materials to the Company’s operations or financial condition. On December 31, 2020, the Company had outstanding purchase commitments, including agreements that are non-cancelable, approximating $2.3 million.

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

Uncertain Tax Positions:

As of December 31, 2020, the Company had $3.4 million of gross unrecognized tax benefits, of which $0.5 million related to tax benefits that, if recognized, would affect the annual effective tax rate. The remaining $2.9 million gross unrecognized tax benefits, if recognized, would affect certain deferred tax assets and federal tax benefit of state income tax.

Litigation:

The Company is a party to other litigation matters and claims that are normal in the course of operations, and while the results of such litigation matters and claims cannot be predicted with certainty, management of the Company believes that it is not reasonably possible the final outcome of such matters will not have a material adverse impact on the Company’s financial position, results of operations or cash flows.

NOTE 9-ORDINARY SHARE REPURCHASE AND ISSUANCE

On November 12, 2014, the Company’s Board of Directors approved a share repurchase program of up to $40.0 million of its ordinary shares outstanding over the 24 months through 2016. On November 4, 2016, the Company’s Board of Directors approved an extension for this program to November 2018. On November 4, 2018, the Company’s Board of Directors approved an extension for this program to November 2019. In September 2019, the Board has approved to extend two additional years. For the years ended December 31, 2020, 2019 and 2018, the Company repurchased 199,331, 328,856 and 623,765 shares at the cost of $0.4 million, $1.0 million and $2.5 million, respectively. All the repurchased shares under the repurchase program are classified as treasury shares of the Company until they are retired or reissued.

NOTE 10-ORDINARY SHARE AND SHARE INCENTIVE PLANS

Stock Incentive Plans

As of December 31, 2020, the Company has the stock incentive plans described below. Substantially all outstanding awards are subject to potential accelerated vesting in the event of a change in control of the Company. The Company repurchases and cancels its ordinary shares forfeited with respect to the tax liability associated with certain vesting of restricted stock and restricted stock unit grants under these plans.

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

As of December 31, 2020, 1,478,181 shares underlying options and restricted stock awards and units were outstanding under the 2017 Plan. The 2006 Equity incentive plan expired on December 31, 2016, and as of December 31, 2020, 1,590,693 ordinary shares available for grant under this plan were transferred to the 2017 equity incentive plan.

Stock Award and Stock Option Activity

During 2020, the Company granted equity awards primarily consisting of stock option and restricted stock. Such awards generally vest over a period of four years or two years from the vesting start date. Restricted stock has the voting rights of ordinary shares and the shares underlying restricted stock are issued and outstanding. As of December 31, 2020, the number of ordinary shares available for issuance pursuant to future grants under the 2017 plan, including remaining unissued shares under Prior Plans that have been transferred into the 2017 plan were 1,389,260. The 2006 Plan expired on December 31, 2016, and as of December 31, 2020, 1,590,693 shares were transferred to the 2017 Plan that was approved by the Board of Director on November 4, 2016. The following table summarizes the Company’s stock option activities:

		Weighted
	Number of	average
	shares	exercise
	outstanding	price
	(in thousands)
Options Outstanding, December 31, 2018	206	$2.24
Options granted	—	—
Options exercised	(25)	2.24
Options forfeited or expired	—	—
Options Outstanding, December 31, 2019	181	$2.24
Options granted	875	1.14
Options exercised	—	—
Options forfeited or expired	—	—
Options Outstanding, December 31, 2020	1,056	$1.33

Under the Plans, the Company granted restricted stock awards. Restricted stock awards are unvested stock awards that may include grants of restricted stock or grants of restricted stock units. Such awards generally vest over a period of four years from the date of grant. Restricted stock has the voting rights of ordinary share and the shares underlying restricted stock are considered to be currently issued and outstanding. Restricted stock units do not have the voting rights of ordinary shares, and the shares underlying the restricted stock units are not considered issued and outstanding. The expense for such awards is based on the fair market value of the shares at the date of grant and is recognized on a straight-line basis over the requisite service period. The grant of restricted stock awards is deducted from the shares available on a one to one basis for grant under the Company’s stock plan. Unvested restricted awards as of December 31, 2020 and changes during the year ended December 31, 2020 is summarized below:

		Weighted
		average
		grant date
	Shares	fair value
	(in thousands)
Total nonvested restricted stock at December 31, 2018	1,306	$2.77
Granted	407	3.23
Vested	(494)	2.76
Forfeited	(66)	3.63
Total nonvested restricted stock at December 31, 2019	1,153	$2.89
Granted	76	1.50
Vested	(536)	2.77
Forfeited	(272)	3.32
Total nonvested restricted stock at December 31, 2020	421	$3.05

During 2020, 0.5 million shares of restricted stock awards vested. The total fair value of restricted stock awards vested, as measured on the date of vesting, during 2020 was $1.5 million. During 2020, the Company also granted 0.1 million restricted stock awards.

During 2019, 0.5 million shares of restricted stock awards vested. The total fair value of restricted stock awards vested, as measured on the date of vesting, during 2019 was $1.4 million. During 2019, the Company also granted 0.4 million restricted stock awards.

The following table summarizes significant ranges of outstanding and exercisable stock options as of December 31, 2020:

			Weighted
		Number of shares	Average	Weighted	Number of shares	Weighted
Range of		Outstanding	Remaining	Average	Exercisable	Average
Exercise Prices		as of 12/31/2020	Contractual Term	Exercise Price	as of 12/31/2020	Exercise Price
$1.14	$1.14	875,384	6.92	$1.14	—	$—
$2.24	$2.24	181,450	1.15	$2.24	181,450	$2.24

	Number of shares	Weighted average exercise price
Options exercisable as of December 31, 2020	1,056,834	$1.33
Options vested and expected to vest as of December 31, 2020	181,450	$2.24

The intrinsic value represents the total pre-tax intrinsic value and is calculated as the difference between the market value as reported by NASDAQ on December 31, 2020 of $1.38 and the exercise price of the in-the-money shares. During 2020, the total pre-tax intrinsic value of options exercised was negligible. The weighted average remaining contractual life of options exercisable was 5.93 years, and the weighted average remaining contractual life of options expected to vest was 1.15 years as of December 31, 2020.

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

The fair values of stock-based payment awards were estimated using the Black-Scholes option pricing model with the following assumptions:

	Years ended December 31,
Stock Options:	2020	2016
Expected term in years	4.25	4.75
Weighted average risk-free interest rate	0.30%	1.30%
Expected dividend rate	0%	0%
Volatility	41.72%	51.6%

At December 31, 2020, there was approximately $0.9 million of total unrecognized compensation cost, as measured, related to unvested stock options and restricted stock and restricted stock units, which is expected to be recognized over a weighted-average period of 1.80 years.

At December 31, 2019, there was approximately $1.5 million of total unrecognized compensation cost, as measured, related to unvested stock options and restricted stock and restricted stock units, which is expected to be recognized over a weighted-average period of 1.69 years.

The following table summarizes the stock-based compensation expense recognized in the Company’s Consolidated Statement of Operations:

	Years Ended December 31,
	2020	2019
	(in thousands)
Cost of net sales	$89	$136
Selling, general and administrative	360	985
Research and development	254	278
Total	$703	$1,399

NOTE 11—INCOME TAXES

Cayman Islands

Under the current tax laws of Cayman Islands, the Company and its subsidiaries are not subject to tax on their income or capital gains. In addition, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

United States and Foreign Income Taxes

United States and foreign income (loss) before income taxes and minority interest were as follows:

	Years Ended December 31,
	2020	2019	2018
	(in thousands)
United States	$(13,225)	$6,647	$13,381
Foreign	(12,233)	(10,591)	(8,939)
	$(25,458)	$(3,944)	$4,442

The components of the income tax benefit are summarized as follows:

	Years Ended December 31,
	2020	2019	2018
	(in thousands)
Current
Federal	$1	$(984)	$—
State	—	—	—
Foreign	1,044	150	(890)
Total Current	$1,045	$(834)	$(890)
Deferred
Federal	—	—	—
State	—	—	—
Foreign	(2,827)	803	512
Total Deferred	(2,827)	803	512
Total	$(1,782)	$(31)	$(378)

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted in response to the COVID-19 pandemic. The CARES Act, among other things, permits NOL carryovers and carrybacks to offset 100% of taxable income for taxable years beginning before 2021.  In addition, the CARES Act allows NOLs incurred in 2018, 2019, and 2020 to be carried back to each of the five preceding taxable years to generate a refund of previously paid income taxes.  The CARES Act contains modifications on the limitation of business interest for tax years beginning in 2019 and 2020.  The CARES Act establishes the Paycheck Protection Program which provides small businesses with funds to pay up to 8 weeks of payroll costs including benefits.  The Company has evaluated the impact of the CARES Act, but at present does not expect that the CARES Act would result in any tax benefit to us.

Prior to the effectiveness of the Tax Act, the Company did not recognize a deferred tax liability related to un-remitted foreign earnings because such earnings were expected to be reinvested indefinitely. Because such earnings were previously subject to the one-time transition tax on foreign earnings, any taxes due with respect to such earnings would generally be limited to foreign and state taxes. As of December 31, 2020, the Company has not recognized a deferred tax liability related un-remitted foreign earnings, as it is intends to indefinitely reinvest these earnings and expects future US cash generation to be sufficient to meet future US cash needs.

As of December 31, 2020, the Company had gross unrecognized tax benefits of approximately $3.4 million and had certain deferred tax assets and the federal tax benefit of state income tax items totaling $2.9 million. Of the total $3.4 million gross unrecognized tax benefits, $0.5 million related to tax benefits that, if recognized, would impact the annual effective tax rate. The Company has reduced its unrecognized tax benefits by approximately $12.1 million during 2020 mainly due to statute of limitations expirations and rate change impact.

The Company’s policy is to recognize interest expense and penalties related to the above unrecognized tax benefits as a component of income tax expense. The Company had accrued interest and penalties of approximately $0.5 million as of December 31, 2020 and approximately $0.4 million as of December 31, 2019.

The Company is subject to taxation in the U.S. federal jurisdiction and various U.S. state and foreign jurisdictions. The Company is also under audit by the taxing authorities in China on a recurring basis. The material jurisdictions that the Company is subject to examination are in the United States and China. The Company’s tax years for 2010 through 2020 are still open for examination in China. The Company’s tax years for 2010 through 2020 are still open for examination in the United States.

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

A summary of the Company’s unrecognized tax benefits is as follows:

	Years Ended December 31,
	2020	2019		2018
	(in thousands)
Beginning balance-gross unrecognized tax benefits (UTB’s)	$15,507	$17,496		$18,728
Lapse of statute of limitations	—	(291)		(1,232)
Tax credit expiration	(12,103)	—		—
Rate change impact	—	(1,698)		—
Ending balance—UTB	3,404	15,507	0	17,496
UTB’s as a credit in deferred taxes	(2,347)	(12,905)		(14,604)
Federal benefit of state taxes	(516)	(2,062)		(2,063)
UTB’s that would impact the effective tax rate	$541	$540		$829

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

A summary of the components of net deferred tax assets is as follows:

	December 31,	December 31,
	2020	2019
	(in thousands)
Deferred Tax Assets
Allowance and reserves	$5,681	$2,935
Prepaid expense	93	95
Net operating loss carryforward	166,297	162,712
Tax credit carryforwards	6,881	5,660
Writedown/amortization of intangible assets and goodwill	1	15
Property, plant and equipment	815	4,147
Demo equipment income	74	4,588
Accrued warranties	12	25
Other	13,874	15,193
Total deferred tax assets	193,728	195,370
Deferred Tax Liabilities
Deferred revenue and customer advances, net	(204)	(157)
Total deferred tax liabilities	(204)	(157)
Total net deferred tax assets	193,524	195,213
Less: Valuation allowance	(189,253)	(193,788)
Total net deferred tax assets	$4,271	$1,425

As of December 31, 2020, the Company’s U.S. federal net operating loss carryforwards were $563 million and expire in varying amounts between 2025 and 2037. As of December 31, 2020, state net operating loss carryforwards were $246 million and expire in varying amounts between 2021 and 2033. The Company has concluded that these federal and state net operating losses did not meet the more likely than not standard contained in FASB ASC 740-10 and has therefore provided a $132.7 million valuation allowance against the related deferred tax assets. In the event the tax benefits related to the valuation allowance are realized, an immaterial amount would be credited to paid-in capital. As of December 31, 2020, the Company also had net operating loss carryforwards (“NOLs”) in China of approximately $114.9 million. The China net operating loss carryforwards will expire in varying amounts between 2024 and 2030. The Company has also concluded that these China net operating losses did not meet the more likely than not standard and has therefore placed a $17.3 million valuation allowance against the related deferred tax assets. As of December 31, 2020, the Company had NOLs in countries other than the U.S. and China. These NOLs are approximately $97.6 million. The majority of the NOLs do not expire and can be carried forward indefinitely. However, the Company concluded majority of these losses did not meet the more likely than not standard and has therefore placed a valuation allowance of $16.3 million against the related deferred tax assets.

As of December 31, 2020, the Company has federal and CA research and development credit carryforwards of $1.2 million and $6.4 million, $6.4million of the credits have an indefinite life and $1.2million of the credits expire in varying amounts between 2021 and 2023. The Company has U.S. foreign tax credits of $3.8 million which expire in varying amounts between 2021 and 2028. The Company has concluded that these U.S. tax credit carryforwards did not meet the more likely than not standard contained in FASB ASC 740-10 and has therefore placed a $6.88 million valuation allowance against the related deferred tax assets.

The difference between the Company’s effective income tax amount and the federal statutory amount are reconciled below:

	Years Ended December 31,
	2020	2019	2018
	(in thousands)
Federal tax (benefit) at statutory rate	$(5,388)	$(858)	$1,120
Stock compensation expense	148	132	184
Effect of differences in foreign tax rates	(1,408)	547	2,113
ASC 460 reserve	22	(349)	(1,230)
Change in deferred tax valuation allowance	4,334	1,107	(1,679)
Other	510	(610)	(886)
Total Tax Benefit	$(1,782)	$(31)	$(378)

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

The CIT Law provides the reduced 15% enterprise income tax rate for qualified high and new technology enterprises. One of the Company’s China subsidiaries, HUTS, through which the majority of our business in China is conducted obtained the High and New Technology Enterprise Certificate, or (“High-tech Certificate”), from the relevant approval authorities on September 19, 2008, and thereafter were approved to pay CIT at the reduced tax rate of 15%. The approval for the reduced 15% tax rate is valid for three years and applies retroactively from January 1, 2008, subject to possible re-assessment by the approval authorities. During the re-assessment, the tax authority may suspend the implementation of the reduced 15% rate. HUTS’s High-tech Certificate renewal was completed in 2020, thus the approval extended the reduced 15% tax rate terms for three years from 2020. However, since HUTS is currently in significant loss position, the reduced tax rate will not have a material adverse impact on the business or liquidity until HUTS begin to generate profit and deplete all the net operating loss carry forwards.

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

In 2020, 2019, and 2018, the changes in deferred tax valuation allowance of $4.3 million, $1.1 million, and $1.7 million, respectively, are primarily attributable to the tax expense related to continuing to provide full valuation allowance on the Company’s deferred tax assets at December 31, 2020, 2019, and 2018 in the United States and China.

In 2020, 2019, and 2018, there was no net income tax benefit related to tax credits due to full valuation allowance applied.

NOTE 12-OTHER INCOME (EXPENSE), NET

Other income (expense), net consists of the following:

	Years ended December 31,
	2020	2019	2018
	(in thousands)
Foreign exchange loss	$(2,934)	$(3,880)	$(2,610)
Tax reversal for expiration of the statute of limitations(1)	—	1,182	—
Reversal of water conservancy fund	—	—	468
Gain on liquidation of subsidiary	—	—	909
An aged account payable write-off(2)	—	3,161	—
Gain from investment	347	—	—
Other	421	409	589
Total	$(2,166)	$872	$(644)

(1)	In 2019, approximately $1.2 million reversal of ASC 460 reserve due to expiration of the related statute of limitations.
(2)	In 2019, the Company reversed an aged account payable balance due to the expiration of the related statute of limitations in India.

NOTE 13-NET INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net income (loss) per share for the years ended December 31, 2020, 2019 and 2018:

	Years Ended December 31,
	2020	2019	2018
	(in thousands)
Numerator:
Net income (loss)	$(23,676)	$(3,913)	$4,820
Denominator:
Weighted average shares outstanding–Basic	35,881	35,556	35,642
Potentially dilutive ordinary share equivalents-stock options and restricted stock	—	—	677
Weighted average shares outstanding-Diluted	35,881	35,556	36,319
Net Income (loss) per share–Basic	$(0.66)	$(0.11)	$0.14
Net Income (loss) per share–Diluted	$(0.66)	$(0.11)	$0.13

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

For the years ended December 31, 2020 and 2019, there was nil ordinary shares were dilutive.

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

Summarized below are the Company’s segment net sales, gross profit and income before income taxes for the years ended December 31, 2020, 2019 and 2018 based on the current reporting segment structure.

	Years Ended December 31,
		% of		% of		% of
		Net		Net		Net
Sales by Segment	2020	Sales	2019	Sales	2018	Sales
	(in thousands, except percentages)
Equipment	$12,385	51%	$43,722	67%	$97,680	84%
Services	11,925	49%	21,901	33%	18,264	16%
Total	$24,310	100%	$65,623	100%	$115,944	100%

	Years Ended December 31,
		Gross Profit		Gross Profit		Gross Profit
Gross profit by Segment	2020	%	2019	%	2018	%
	(in thousands, except percentages)
Equipment	$1,237	10%	$14,156	32%	$25,598	26%
Services	2,292	19%	10,001	46%	6,670	37%
Total	$3,529	15%	$24,157	37%	$32,268	28%

	Years ended December 31,
Segment income and Income (loss) before income taxes	2020	2019	2018
	(in thousands)
Equipment	$(7,640)	$51	$13,398
Services	2,292	10,001	6,670
Total segment income (loss)	(5,348)	10,052	20,068
General and corporate	(20,110)	(13,996)	(15,626)
Income (loss) before income taxes	$(25,458)	$(3,944)	$4,442

General and corporate expenses include all un-allocated expenses such as sales and marketing, general and administration and common R&D expenses, equity income (loss) of associates, and investment impairment.

Sales are attributed to a geographical area based upon the location of the customer. Sales data by geographical area are as follows:

	Years Ended December 31,
		% of		% of		% of
	2020	Net Sales	2019	Net Sales	2018	Net Sales
	(in thousands, except percentages)
Net Sales by Region
China	$2,286	10%	$2,439	4%	$3,146	3%
India	9,807	40%	37,206	57%	70,106	60%
Japan	12,208	50%	21,761	33%	35,504	31%
Taiwan	—	—%	3,515	5%	6,445	5%
Other	9	—%	702	1%	743	1%
Total	$24,310	100%	$65,623	100%	$115,944	100%

Long-lived assets, consisting of property, plant and equipment, by geographical area are as follows:

	December 31,
	2020	2019
	(in thousands)
China	$565	$962
Other	55	130
Total long-lived assets	$620	$1,092

NOTE 15-CREDIT RISK AND CONCENTRATION

Financial Risks:

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash, cash equivalents, short-term investments and accounts and notes receivable. The Company places its temporary cash and short-term investments with several commercial banks. Approximately $28.6 million and $35.4 million of the Company’s cash and cash equivalents and short-term investments were on deposit in accounts outside the U.S. at December 31, 2020 and 2019, respectively, of which approximately $12.2 million and $3.1 million were held by subsidiaries in China. China imposes currency exchange controls on certain transfers of funds to and from China. The Company’s China subsidiaries are subject to pre-approval from the State Administration of Foreign Exchange (“SAFE”) for non-domestic financing. Additionally, the amount of cash available for transfer from the China subsidiaries for use by the Company’s non-China subsidiaries is also limited both by the liquidity needs of the subsidiaries in China and the restriction on foreign currency exchange by Chinese-government mandated limitations including currency exchange controls on certain transfers of funds outside of China.

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

Concentration of Credit Risk and Major Customers:

At December 31, 2020 and 2019, the Company’s accounts receivable balance included amounts due from customer A, representing approximately 1% and 1% of the Company’s total accounts receivable, net of allowances for credit losses, respectively.

At December 31, 2020 and 2019, the Company’s accounts receivable balance included amounts due from customer B, representing approximately 91 % and 91% of the Company’s total accounts receivable, net of allowances for credit losses, respectively. The Company has collected over $21 million and $16 million in 2020 and in the first quarter of 2021, respectively.

The following customers accounted for 10% or more of the Company’s net revenues:

	For the years ended
	December 31,
	2020	2019	2018
Customer A	25%	21%	28%
Customer B	31%	48%	58%

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

NOTE 16-RELATED PARTY TRANSACTIONS

Tonghao Cayman acquired an additional 9,200,000 Ordinary Shares from the Company’s former shareholders became the largest shareholder of the Company. Tongding Interconnection Information Co., Ltd. (“TDI”) is the parent company of the Tonghao Cayman. The Company had sales transactions with TDI in the amount of $13,000 and $49,000 in 2020 and 2019, respectively.

NOTE 17-SUBSEQUENT EVENTS

The Company has entered into operating lease agreements for principal executive office in Tokyo, Japan since November 2010, and extend the lease period for every two years. The current lease agreement will be expire in November 2021. Additionally, the Company has entered into operating lease agreements for an office in Hangzhou, Zhejiang, China with lease period expiring on July 31, 2021. As of April 21, 2021, management is in negotiations to extend the lease for Japan office and Hangzhou office.

On December 17, 2020, the Company signed an agreement with Eagle Field Holding Limited (“buyer”) for sale of 14% interest (“equity interest”) of UTstarcom Hong Kong Holdings Limited for a consideration of $2.1 million, to be paid on March 31, 2021. As the result, the Company recorded $1.0 million impairment loss during 2020 and reclassified this investment as short-term investment as at December 31, 2020. On March 31, 2021, the Company received $2.1 million from buyer.

SCHEDULE I

UTSTARCOM HOLDINGS CORP. (UNCONSOLIDATED-PARENT COMPANY BASIS)

REGISTRANT BALANCE SHEETS

(In thousands, except par value)

	December 31,
	2020	2019
	(in thousands)
ASSETS
Investment in subsidiaries	$91,904	$113,317
Total assets	91,904	113,317
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable-intercompany	14,503	14,129
Total current liabilities	14,503	14,129
Total liabilities	14,503	14,129
Stockholders’ equity:
Ordinary shares: $0.00375 par value; 250,000 authorized shares; 40,907 and 40,335 shares issued at December 31, 2020 and December 31, 2019, respectively; 35,898 and 35,525 shares outstanding at December 31, 2020 and December 31, 2019, respectively	123	123

Additional paid-in capital	1,266,319	1,265,615
Treasury stock, at cost: 5,009 and 4,810 shares at December 31, 2020 and December 31, 2019, respectively	(12,322)	(11,948)
Accumulated deficit	(1,240,380)	(1,216,704)
Accumulated other comprehensive income	63,661	62,102
Total stockholders’ equity	77,401	99,188
Total liabilities and stockholders’ equity	$91,904	$113,317

The accompanying notes are an integral part of these consolidated financial statements.

UTSTARCOM HOLDINGS CORP. (UNCONSOLIDATED-PARENT COMPANY BASIS)

CONDENSED INFORMATION AS TO THE RESULTS OF OPERATIONS OF THE REGISTRANT

(In thousands)

	Years ended December 31,
	2020	2019	2018
	(in thousands)
Sales
Unrelated parties	$—	$—	$—
Related parties	—	—	—
Intercompany	—	—	—
Cost of sales
Unrelated parties	—	—	—
Related parties	—	—	—
Intercompany	—	—	—
Gross profit	—	—	—
Operating expenses:
Selling, general and administrative	693	633	697
Research and development	—	—	—
Total operating expenses	693	633	697
Operating loss	(693)	(633)	(697)
Interest income	—	—	—
Interest expense	—	—	—
Other income, net	—	—	—
Loss before income taxes and equity in loss of affiliated companies	(693)	(633)	(697)
Equity in net income (loss) of affiliated companies	(22,983)	(3,281)	5,517
Income tax benefit (expense)			—
Net income (loss) and comprehensive income (loss)	$(23,676)	$(3,914)	$4,820

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

The Company is a holding company and does not have any activities. Operating expenses for the Company for the years ended December 31, 2020, 2019 and 2018 consisted mainly of the retaining fee for the Board of Directors, its director and officer insurance expenses and the expenses associated with investor relations. As the Company does not have any cash activity, the recorded expenses were paid on behalf of the Company by UTStarcom, Inc., its subsidiary, and statements of cash flows have been omitted.

SCHEDULE II

UTSTARCOM HOLDINGS CORP.

VALUATION AND QUALIFYING ACCOUNTS AND ALLOWANCE

For the Years Ended December 31, 2020, 2019, and 2018

		Charged
	Balance at	(credited) to	Credited to		Balance at
	beginning of	costs and	other	(Deductions)	end of
Description	the period	expenses	accounts	Adjustments (1)	the period
Year ended December 31, 2020
Allowance for credit losses	$6,506	$9,441	$35	$—	$15,982
Tax valuation allowance	$193,788	$4,334	$—	$(8,869)	$189,253
Year ended December 31, 2019
Allowance for credit losses	$2,124	$4,396	$(14)	$—	$6,506
Tax valuation allowance	$206,630	$1,107	$—	$(13,949)	$193,788
Year ended December 31, 2018
Allowance for credit losses	$2,437	$812	$(280)	$(845)	$2,124
Tax valuation allowance	$236,332	$(1,679)	$—	$(28,023)	$206,630

(1)	Represents write-offs of allowance for credit losses and foreign exchange adjustments.