Form 20-F
period 2021-12-31
UTSTARCOM HOLDINGS CORP.
filed 2022-04-26
CIK 1030471

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021.

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

4th Floor, South Wing, 368 Liuhe Road, Binjiang District, Hangzhou 310052, P.R. China

(Address of principal executive offices)

Investor Relations

4th Floor, South Wing, 368 Liuhe Road,

Binjiang District, Hangzhou 310052, P.R. China

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

NONE

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 36,113,940 ordinary shares, par value US$0.00375 per share.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

INTRODUCTION

Unless the context otherwise requires, in this annual report on Form 20-F:

•
“We,” “us,” “our,” “our Company,” the "Company" and the “parent” refer to UTStarcom Holdings Corp., an exempted company incorporated under the laws of the Cayman Islands in April 2011, and its direct and indirect subsidiaries;
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

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2021, 2020 and 2019.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at the rate of RMB 6.3726 to $1.00, the noon buying rate on December 30, 2021, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. Key Information-D. Risk Factors-Risks Relating to Conducting Business in China-Fluctuation in the value of the RMB relative to the U.S. dollar could affect our operating results and may have a material adverse effect on your investment.”

This annual report also contains translations of certain Indian Rupee amounts into U.S. dollars at the rate of INR 74.39 to $1.00, the noon buying rate on December 30, 2021, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Indian Rupee or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Indian Rupee, as the case may be, at any particular rate or at all. Fluctuation in the value of the Indian Rupee may have a material adverse effect on your investment. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business-Currency rate fluctuations may adversely affect our cash flow and operating results.”

This annual report also contains translations of certain Japanese Yen amounts into U.S. dollars at the rate of JPY 115.17 to $1.00, the noon buying rate on December 30, 2021, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Japanese Yen or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Japanese Yen, as the case may be, at any particular rate or at all. Fluctuation in the value of the Japanese Yen may have a material adverse effect on your investment. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business-Currency rate fluctuations may adversely affect our cash flow and operating results.”

Our ordinary shares are listed on the NASDAQ Stock Market, or NASDAQ, under the symbol “UTSI”. On March 21, 2013, we effected a one-for-three reverse share split of our ordinary shares. Unless otherwise specified, all share and per share information in this annual report has been retroactively adjusted to reflect this reverse share split.

On June 24, 2011, we effected a merger, or the Merger, to reorganize the corporate structure of UTStarcom, Inc., a Delaware corporation incorporated in 1991, and its subsidiaries. The Merger resulted in shares of the common stock of UTStarcom, Inc. being converted into the right to receive an equal number of ordinary shares in our capital, which were issued by us in connection with the Merger. Following the Merger, UTStarcom, Inc. became our wholly owned subsidiary and we became the parent company of UTStarcom, Inc. and its subsidiaries. See “Item 4. Information on the Company-C. Organizational Structure” for a list of our subsidiaries. We, together with our subsidiaries, continue to conduct our business in substantially the same manner as was conducted by UTStarcom, Inc. and its subsidiaries. The transaction was accounted for as a legal re-organization of entities under common control. Accordingly, we have prepared our consolidated financial statements as if the current corporate structure had been in existence throughout all relevant periods. Our consolidated financial statements prior to the Merger reflect the financial position, results of operations and cash flows of UTStarcom, Inc. and its subsidiaries. Our consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019 reflect our financial position, results of operations and cash flows.

PART I

ITEM 1-IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2-OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3-KEY INFORMATION

Investing in our securities involves a high degree of risk. Please carefully consider the risks discussed under “Item 3. Key Information—D. Risk Factors” in this annual report. We provide the following disclosure to help investors better understand our corporate structure, operations in China and the associated risks.

Our Corporate Structure and Operation in China

We are a Cayman Islands holding company and conduct all of our operations through our operating subsidiaries. Investors in our shares are not holding equity securities of our operating subsidiaries but instead are holding equity securities of a Cayman Islands holding company. We face various legal and operational risks and uncertainties associated with having a significant portion of our operations in China and the complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offerings conducted overseas and foreign investment in China-based issuers, and oversight on data security and data privacy, which may negatively impact our ability to conduct certain businesses, access foreign investments, or list on foreign stock exchange. These risks could result in a material adverse change in our operations and the value of our shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description, see “Item 3. Key Information—D. Risk Factors — Risks Related to Conducting Business in China.”

The Holding Foreign Companies Accountable Act

Our auditor, an independent registered public accounting firm, is located in China, a jurisdiction where the PCAOB has determined on December 16, 2021 that it is unable to inspect or investigate completely PCAOB-registered public accounting firms. Pursuant to the Holding Foreign Companies Accountable Act, or the HFCA Act, our securities will be prohibited from trading on any national securities exchange and in the over-the-counter market in the United States if our auditor cannot be fully inspected by the PCAOB for three consecutive years, which could be reduced to two consecutive years if the Accelerating Holding Foreign Companies Accountable Act passed by the U.S. Senate on June 22, 2021 is passed by the U.S. House of Representatives and signed into law. The termination in or any restriction on the trading of our securities will significantly limit or completely hinder our ability to offer securities to investors, or cause such securities to significantly decline in value or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Conducting Business in China—Registered public accounting firms in China, including our independent registered public accounting firm, are not inspected by the U.S. Public Company Accounting Oversight Board, which deprives us and our investors of the benefits of such inspection. In addition, the enactment of the U.S. Holding Foreign Companies Accountable Act may cause us to be delisted or face other restrictions or prohibitions if we were unable to meet the U.S. Public Company Accounting Oversight Board (the “PCAOB”) inspection requirement in time."

A. Selected Financial Data

The following selected consolidated statement of comprehensive income (loss) data for the years ended December 31, 2021, 2020 and 2019 and the selected consolidated balance sheet data as of December 31, 2021 and 2020 have been derived from our audited financial statements included elsewhere in this annual report. The selected consolidated financial data should be read in conjunction with those financial statements and the accompanying notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

Our selected consolidated statement of operations data for the years ended December 31, 2018 and 2017 and our consolidated balance sheets as of December 31, 2019, 2018 and 2017 have been derived from our audited consolidated financial statements, which are not included in this annual report.

	Years Ended December 31,
	2021	2020	2019	2018	2017
	(in thousands, except per share amount)
Consolidated Statement of Operations Data:
Net sales(1)(2)	$15,921	$24,310	$65,623	$115,944	$98,292
Gross profit (loss)	$(1,075)	$3,529	$24,157	$32,268	$33,146
Operating income (loss)	$(5,319)	$(23,243)	$(6,137)	$4,367	$6,516
Net income (loss)	$(5,828)	$(23,676)	$(3,913)	$4,820	$6,981
Net income (loss) per share-Basic	$(0.16)	$(0.66)	$(0.11)	$0.14	$0.20

(1)
Net sales is the amount of sales or service revenues charged to customers for the goods and/or services, excluding any discounts, allowances, and returns.
(2)
In 2018, we adopted and began to recognize revenues in accordance with Accounting Standard Update 2014-09 - Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). For the disclosure of the quantitative effect and the significant changes between the reported results under ASU 2014-09 and those that would have been reported under legacy U.S. GAAP (i.e., ASC 605), please see Note 2 to our Consolidated Financial Statements included under Part III, Item 18 of annual report for the year ended December 31, 2018 on the form of 20-F, which was not incorporated in this annual report. The decreased revenue in 2020 and 2021 was from India and Japan, due to lower demand from our two major customers.

	Years Ended December 31,
	2021	2020	2019	2018	2017
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$53,797	$34,221	$34,966	$57,049	$79,749
Working capital	$62,366	$69,863	$88,045	$90,362	$78,549
Total assets	$108,279	$118,724	$151,303	$177,435	$187,044
Total short-term debt	$—	$—	$—	$—	$—
Long-term debt	$—	$—	$—	$—	$—
Total UTStarcom Holdings Corp. shareholders’ equity	$68,351	$77,401	$99,188	$102,166	$90,992

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Risk Factors Summary

An investment in our common stock is subject to a number of risks. The following summarizes some, but not all, of these risks. Please carefully consider all of the information discussed in “Item 3. Key Information— Risk Factors” in this annual report for a more thorough description of these and other risks.

Risks Related To Our Business

•
We are a Cayman Islands holding company and conduct all of our operations through our operating subsidiaries.
•
We have a history of operating losses and may not have enough liquidity to execute our business plan or to continue our operations without obtaining additional funding or selling additional securities. We may not be able to obtain additional funding under commercially reasonable terms or issue additional securities.
•
Our strategic plan may not be successful, which may materially and adversely affect our financial results.
•
Our cost-reduction initiatives and restructuring plans may not result in anticipated savings or more efficient operations. Our restructuring may disrupt our operations and adversely affect our operations and financial results.

•
Changes in our management may cause uncertainty in, or be disruptive to, our business. Certain of our directors and management team members have been with us in those capacities for only a short time.
•
We rely on a Japanese customer and an Indian customer for a significant portion of our net sales. Any deterioration of our relationship or any interruption to our ongoing collaboration with these customers, may significantly harm our business, financial condition and results of operations.
•
Failure of Bharat Sanchar Nigam Ltd (“BSNL”) to make timely payment for our products and services.
•
Investigation by Taiwan Investment Commission (“TWIC”) may cause significantly negative impacts on our business in Taiwan.
•
We have a rapidly evolving business model, and if our new product and service offerings fail to attract or retain customers or generate revenue, our growth and operating results could be harmed.
•
Our future product sales are unpredictable and our operating results are likely to fluctuate from quarter to quarter as a result.
•
Changes in government trade policies could limit the demand for our equipment and increase the cost of our equipment.
•
Competition in our markets may lead to reduced prices, revenues and market share.
•
The average selling prices of our products may decrease, which may reduce our revenues and our gross profit.
•
Our market is subject to rapid technological change and we must continually introduce new products and product enhancements that achieve market acceptance to compete effectively.
•
We purchase certain key components and materials used in our products from authorized distributors of sole source suppliers. If we cannot secure adequate supplies of high quality products at competitive prices or in a timely manner, our competitive position, reputation and business could be harmed.
•
Our multinational operations may strain our resources and subject us to various economic, political, regulatory and legal risks.
•
Our success depends on our ability to hire and retain qualified personnel, including senior managers. If we are not successful in attracting and retaining these personnel and in managing key employee turnover, our business will suffer.
•
Currency rate fluctuations may adversely affect our cash flow and operating results.
•
Currency exchange control and government restrictions on dividends may impact our ability to transfer funds outside of China and India.
•
We may not be able to take advantage of acquisition opportunities or achieve the anticipated benefits of completed acquisitions.
•
We may be unable to adequately protect against the loss or misappropriation of our intellectual property, which could substantially harm our business.
•
We may be subject to claims that we infringe the intellectual property rights of others, which could substantially harm our business.
•
We are subject to risks related to our financial and strategic investments in third party businesses.
•
We could incur asset impairment charges for long-lived assets or long-term investments, which could negatively affect our future operating results and financial condition.
•
Product defect or quality issues may divert management’s attention from our business and/or result in costs and expenses that could adversely affect our operating results.
•
We are subject to complex and evolving laws and regulations regarding privacy and data protection.
•
Business interruptions could adversely affect our business.
•
We face risks related to outbreaks of health epidemics, natural disasters, and other extraordinary events, which could significantly disrupt our operations and adversely affect our business, financial condition or results of operations.
•
Failure to achieve and maintain effective internal control in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on our business and share price.

Risks Related to Conducting Business in China

•
Uncertainties with respect to China’s economic, political and social condition, as well as government policies, could adversely affect our business and results of operations.
•
There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.
•
The opinions on supervision of illegal securities activities issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject us to additional compliance requirements in the future.
•
The China Securities Regulatory Commission (the “CSRC”) has released for public consultation the draft rules to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to continue to offer our ordinary shares to investors and could cause the value of our ordinary shares to significantly decline.
•
The greater oversight by the Cyberspace Administration of China, or the CAC, over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering.
•
Fluctuations in the value of the RMB relative to the U.S. dollar could affect our operating results and may have a material adverse effect on your investment.
•
We may be deemed a PRC resident enterprise under the Enterprise Income Tax Law and be subject to PRC taxation on our worldwide income.
•
Dividends payable by us to our foreign investors and profits on the sale of our shares may be subject to tax under PRC tax laws.
•
There are uncertainties with respect to Value-Added Tax Rates relating to the tax liabilities of our PRC subsidiaries.
•
PRC regulations establish more complex procedures for acquisitions conducted by foreign investors which could make it more difficult for us to pursue growth through acquisitions.
•
Strengthened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on our acquisition strategy.
•
Restrictions on direct foreign investments in certain business sectors may require that we enter into contractual arrangements with our PRC business partners, which are subject to potential risks and uncertainties.
•
PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the offshore capital we raise to make loans to our PRC subsidiaries, or to make additional capital contributions
•
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
•
The enforcement of the laws on Employment Contracts and other labor-related regulations in the PRC may adversely affect our business and our results of operations.
•
Registered public accounting firms in China, including our independent registered public accounting firm, are not inspected by the U.S. Public Company Accounting Oversight Board, which deprives us and our investors of the benefits of such inspection. In addition, the enactment of the U.S. Holding Foreign Companies Accountable Act may cause us to be delisted or face other restrictions or prohibitions if we were unable to meet the U.S. Public Company Accounting Oversight Board (the “PCAOB”) inspection requirement in time.

Risks Related to the Performance of Our Ordinary Shares

•
Our share price is highly volatile. Our shareholders may not be able to resell their ordinary shares at or above the price they initially paid for our shares, or at all.
•
Some of our shareholders have significant influence over our management and affairs, which they could exercise against the best interests of our shareholders.
•
We may need additional capital, and the sale of additional ordinary shares or other equity securities could result in additional dilution to our shareholders.

•
We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.
•
We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders may be more limited under Cayman Islands law than under U.S. law, you may have less protection of your shareholder rights than you would under U.S. law.
•
You may have difficulty enforcing judgments obtained against us.
•
We have incurred additional costs as a result of being a public company, which could negatively impact our net income and liquidity.
•
Our failure to timely file periodic reports with the SEC or satisfy the ongoing NASDAQ listing requirements could result in the delisting of our shares from the NASDAQ, affect the liquidity of our shares and cause us to default on covenants contained in contractual arrangements. The NASDAQ continued listing requirements include minimum trading price at least $1 per share, at least 400 total shareholders, and other standards in equity, market value, or total assets/total revenue.
•
We believe that we will be treated as a U.S. corporation for U.S. federal income tax purposes.

Risks Related To Our Business

We are a Cayman Islands holding company and conduct all of our operations through our operating subsidiaries.

We conduct all of our operations through our operating subsidiaries. Investors in our shares are not holding equity securities of our operating subsidiaries but instead are holding equity securities of a Cayman Islands holding company.

We have a history of operating losses and may not have enough liquidity to execute our business plan or to continue our operations without obtaining additional funding or selling additional securities. We may not be able to obtain additional funding under commercially reasonable terms or issue additional securities.

We reported a net loss of $5.8 million, $23.7 million and $3.9 million for the years ended December 31, 2021, 2020 and 2019, respectively. As of December 31, 2021, we had $53.8 million in cash or cash equivalents. Our management considered our current financial status, business operation, market strategy, and product development in the twelve months following the issuance date of this report and believes that we will have sufficient liquidity to finance our anticipated operations, capital expenditure requirements and new business acquisitions and investments, as well as achieve projected cash collections from customers and contain expenses and cash used in operations over that period. However, we may not achieve such operating performance and our management expects to continue to implement our liquidity plans, including reducing operating expenses and improving cash collections and receivable turnover. If we cannot successfully implement our liquidity plans, it may be necessary for us to make significant changes to our business plans and strategy to maintain adequate liquidity. In addition, various other factors may negatively impact our liquidity, such as:

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

We have experienced significant changes in our management and our Board of Directors, or Board, in recent years. In September 2019, two of our directors were replaced resulting from the sale of 9.2 million shares by Shah Capital Opportunity Fund and Mr. Hong Liang Lu (“Selling Shareholders”) to Tonghao (Cayman) Limited. In March 2020, the Chief Executive Officer (“CEO”) took a temporary medical leave of absence, and our Board of Directors appointed an acting CEO. In May 2020, the Vice Present of Finance resigned from the Company, and we then appointed a new Vice President of Global Finance in December 2020. In December 2020, the CEO resigned from the Company and the Board of Directors appointed the acting CEO as the new CEO. In May 2021, the Chairman of the Board was replaced. In June 2021, the CEO vacated the position and the Board of Directors appointed a new CEO. In November 2021, one of our directors was replaced. Additionally, in December 2021, one of our directors was replaced. Although we have endeavored to implement any director and management transition in a non-disruptive manner, any such transition might impact our business, and give rise to uncertainty among our customers, investors, vendors, employees and others concerning our future direction and performance, which may materially and adversely affect our business, financial condition, results of operations and cash flows, and our ability to execute our business model.

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

Although we have collaborated with Softbank since 2008, Softbank may not continue working with us in the future, whether due to changes in management preferences, business strategy, corporate structure or other factors. Softbank previously was one of our principal shareholders. On January 14, 2014, Softbank sold its entire stake in our Company, consisting of 4,883,875 ordinary shares. We repurchased 3,883,875 ordinary shares, and Shah Capital Opportunity Fund LP, one of our shareholders, purchased 1,000,000 ordinary shares, for a price of $2.54 per ordinary share. After the consummation of the transaction, Softbank was no longer a related party. Our net sales to Softbank totaled approximately $4.7 million and $6.1 million, respectively, representing approximately 30% and 25%, respectively, of our total net sales in 2021 and 2020. Our net sales to BSNL totaled approximately $7.0 million and $7.5 million, respectively, representing approximately 44% and 31%, respectively, of our total net sales in 2021 and 2020. We anticipate that our dependence on Softbank and BSNL will continue for the foreseeable future.

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

BSNL is UTStarcom’s long-time customer in India. In particular, our Company took on several major projects during the past few years involving the supply of telecom equipment, installation and commissioning, as well as annual maintenance contracts, and accumulated a significant amount of accounts receivable. The process of collecting payments from BSNL is taking longer than we had anticipated. As of December 31, 2021, the gross accounts receivable amount owed by BSNL to the Company was approximately $25.3 million (INR 1.9 billion).

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

UTStarcom and other equipment providers shipped substantial amounts of equipment to BSNL in 2018 to support BSNL’s network expansion. However, BSNL was delinquent in paying its suppliers as its financial condition deteriorated. We collected $11 million and $21 million in 2019 and 2020. Further we collected about $35 million and $8 million in 2021 and in the first quarter of 2022, respectively. The accounts receivable due from BSNL is about $25 million as of the year end. As BSNL's operating status has not significantly improved, as well as ongoing payment processing delays due to the COVID-19 pandemic in India, the timing of future payments is uncertain despite significant collections in 2021. See “Item 5-Operating and Financial Review and Prospect”

We assessed the current situation and financial outlook for BSNL. Based on the formal financial backing of the Indian government, we believe collectability is probable. However, timing of future payments for remaining open accounts receivable is uncertain. We are closely monitoring BSNL’s financial and payment activities and accordingly will adjust our allowance of credit losses quarterly.

Investigation by Taiwan Investment Commission (“TWIC”) may cause significantly negative impacts on our business in Taiwan

In February 19, 2019, UTStarcom Taiwan Ltd. (“UTTW”), one of our wholly-owned subsidiaries, received an investigation letter from TWIC of the Ministry of Economic Affairs (the “MOEA”) requesting UTTW to provide information in relation to its shareholders background.

According to the current Taiwan laws and regulations, once the total shareholding in a Taiwan company, directly or indirectly owned by PRC individuals or entities, exceeds 1/3 of the equity interests in this Taiwan company, such company will not be allowed to participate in the operations of certain industries, which includes some of our existing business of UTTW.

Considering the total shareholding in UTTW, directly or indirectly owned by PRC individuals or entities, has exceeded 1/3 of total equity interests, the liquidation process of UTTW was triggered on December 9, 2019, the dissolution registration was approved by Taipei municipal government on March 9, 2020. The liquidation record letter was issued by Taipei District Court on March 19, 2021. In May 2021, the liquidation process was completed and UTTW was closed.

In 2019, the net sales contributed from the Taiwan market were $3.5 million, which accounted for 6% of our total net sales. In 2020 and 2021, there were no sales generated from the Taiwan market. The closing of UTTW has had a negative impact on our business and overall financial condition.

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

General trade tensions between the United States and China escalated beginning in 2018. Since 2018, the U.S. government imposed new or higher tariffs on specified imported products originating from China in response to what the U.S. government characterizes as unfair trade practices. The Chinese government responded to each of these rounds of U.S. tariff changes by imposing new or higher tariffs on specified products imported from the United States. Higher duties on existing tariffs and further rounds of tariffs have been announced or threatened by U.S. and Chinese leaders. The imposition of tariffs by the U.S. and Chinese governments and the surrounding economic uncertainty may have a negative impact on the telecommunications equipment industry. Depending upon their duration and implementation, as well as our ability and available alternatives to mitigate their impact, these tariffs could materially affect our business, including in the form of increased cost of goods sold, increased pricing for customers, and reduced sales. In addition, any changes in trade policies between China and certain trading partners could trigger retaliatory actions by affected countries, resulting in further cost escalations and reduced demand for our products. Our access to parts and ability to sell our products could also be impacted by other trade-related factors, such as restrictions on the sale of certain parts into China, or government-promoted “buy local” campaigns.

Trade tensions between China and India arose as a result of border clashes since 2020. On July 23, 2020, India’s Department of Expenditure (DoE) issued an office memorandum amending Rule 144 of General Financial Rules, 2017 (GFR) by inserting a new sub-Rule (xi) under Rule 144. The new sub-Rule (xi) empowers DoE to impose restrictions, including prior registration and screening requirements, in relation to procurement from bidders from certain countries, including China, on grounds of defenses or national security of India, and no procurements shall be made in violation of any restrictions that may be imposed by DoE in this regard. According to the office memorandum, such restrictions would apply to tenders issued by several entities including public sector banks, financial institutions and government enterprises. Therefore, we are likely to face restrictions and challenges in bidding and securing government contracts for our products. The registration and screening requirements may also slow down our bidding process and impose additional costs. Our registration may not be granted and if granted, may be subject to cancellation. In addition, our potential government buyers may take such new regulations into considerations and our overall likelihood of success in bidding may decrease.

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

Our business is subject to risk from changing foreign exchange rates as a substantial part of our business was conducted in a variety of currencies other than the U.S. dollar. In 2021, a majority of our sales were made in India and denominated in Indian Rupee. The value of INR against the U.S. dollar and other currencies fluctuate and is affected by, among other things, changes in the respective country’s monetary or fiscal policies and political and economic conditions and supply and demand in local markets. Over the past 3 years, INR fluctuated about 2.4%, 2.4% and 2.0% against the U.S. dollar in 2019, 2020 and 2021 respectively. In addition, significant sales were denominated in Japanese Yen and most of our inventory purchases and operating expenses were denominated in Renminbi. Adverse movements in currency exchange rates may negatively affect our cash flow and operating results. In aggregate, we recorded a net foreign currency loss of $3.9 million, $2.9 million in 2019, 2020 and a net gain of $1.3 million in 2021, respectively. We currently do not use forward and option contracts to hedge against the risk of foreign currency rate fluctuation in the eventual net cash inflows and outflows resulting from foreign currency denominated transactions with customers, suppliers, and non-U.S. subsidiaries. We are limited in our ability to hedge our exposure to rate fluctuations in certain currencies, including the Renminbi and Indian Rupee, primarily due to governmental currency exchange control regulations that restrict currency conversion and remittance. As a result, fluctuations in foreign currencies may have a material impact on our business, results of operations and financial condition.

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

The industry in which we compete is moving towards aggressive assertion, licensing and litigation of patents and other intellectual property rights. From time to time, we have become aware of the possibility or have been notified that we may be infringing certain patents or other intellectual property rights of others. In 2021, we have received at least one such claim letter. Regardless of their merit, responding to such claims could be time consuming, divert management’s attention and resources and cause us to incur significant expenses. In addition, although some of our supplier contracts provide for indemnification from the supplier with respect to losses or expenses incurred in connection with any infringement claim, certain contracts with our key suppliers do not provide for such protection. Moreover, certain of our sales contracts provide that we must indemnify our customers against claims by third parties for intellectual property rights infringement related to our products. There are no limitations on the maximum potential future payments under these guarantees. Therefore, we may incur substantial costs related to any infringement claim, which may substantially harm our results of operations and financial condition.

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

From time to time, we make financial and/or strategic investments in third party businesses. We cannot be certain that such investments will be successful. In certain instances, we have lost part or all of the value of such investments, resulting in a financial loss and/or the loss of potential strategic opportunities. We recognize an impairment charge on our investment when a decline in the fair value of such investment below the cost basis is judged to be other-than-temporary. In making this determination, we review several factors to determine whether the losses are other-than-temporary, including but not limited to: (i) the length of time the investment was in an unrealized loss position, (ii) the extent to which fair value was less than cost, (iii) the financial condition and near term prospects of the issuer, and (iv) our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value. For the years ended December 31, 2021 and 2020, we recorded impairment charges of nil and $1.0 million related to investments, respectively. If we have to write down or write-off our investments, or if potential strategic opportunities do not develop as planned, our financial performance may suffer. Moreover, these investments are often illiquid, such that it may be difficult or impossible for us to monetize such investments.

We could incur asset impairment charges for long-lived assets or long-term investments, which could negatively affect our future operating results and financial condition.

As of December 31, 2021, we had long-lived assets. During 2021, we performed assessments for any possible impairment of long-lived assets and long-term investments for accounting purposes. We review the recoverability of the carrying value of long-lived assets held and used and long-lived assets to be disposed of whenever events or changes in circumstances indicate that the carrying value of the assets or asset groups may not be recoverable. Any such charge may adversely affect our operating results and financial condition.

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

In December 2019, a novel and deadly strain of coronavirus COVID-19 was reported and started to circulate widely in January 2020. Since then, the coronavirus has evolved with time and still posts threats to the public health. The global pandemic has affected our global operations negatively in various aspects. Although our operations in China returned to normal in general, the restrictions imposed from time to time in certain cities to combat the pandemic outbreaks still adversely affected our business partners' plans and impeded our business progress. In India, the pandemic delays payments from our major Indian customer due to local government actions to contain COVID-19 in that country. In Japan, the spread of COVID-19 has adversely affected our business, as government restrictions measures have caused business in Japan to suspend operation, shorten business hours, or reduce services, which in turn affect our interaction with and sales to customers in Japan. The global COVID-19 disruption has lasted for over two years and there is still uncertainty around the duration of the disruption and the possibility of other effects on our business. In the event this pandemic persists for an extended period, our ability to consistently offer products and services in the future may be significantly disrupted, and may adversely affect our business operations, financial condition and operating results for 2022, including but not limited to negative impact to the Company's total revenues, slower collection of accounts receivables and additional allowance for credit losses.

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

Since 2004, we have identified a material weakness in our internal control over financial reporting and have concluded that our internal controls over financial reporting were not effective as of December 31, 2021. The requirements of Section 404 of the Sarbanes-Oxley Act are ongoing and also apply to future years. We expect that our internal control over financial reporting will continue to evolve as we continue in our efforts to transform our business. Although we are committed to continue to improve our internal control processes and we will continue to diligently and vigorously review our internal control over financial reporting in order to ensure compliance with the Section 404 requirements, any control system, regardless of how well designed, operated and evaluated, can provide only reasonable, not absolute, assurance that its objectives will be met. In addition, successful remediation of the control deficiencies identified as of December 31, 2021 is dependent on our ability to hire and retain qualified employees and consultants. Therefore, we cannot be certain that in the future additional material weakness or significant deficiencies will not exist or otherwise be discovered. See “Item 15-Controls and Procedures” contained in UTStarcom Holdings Corp.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021”.

Risks Relating to Conducting Business in China

Uncertainties with respect to China’s economic, political and social condition, as well as government policies, could adversely affect our business and results of operations.

A significant portion of our business operations are conducted in China. Our subsidiaries located in China are 100% wholly owned and there are no Variable Interest Entities (“VIE”) arrangements regarding those subsidiaries. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies. While the PRC economy has experienced significant growth in the past decades, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various economic and political policies and laws and regulations to encourage economic development and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our financial condition and results of operations could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, the PRC government has implemented in the past certain measures to control the pace of economic growth. For example, from time to time, the PRC government may implement monetary, fiscal and other policies or otherwise make efforts to alter the investment-driven growth model of China’s economy, which could result in decreased capital expenditures by our end customers in China, reduce their demand for our products, and adversely affect our business and results of operations. While the PRC government's indirect influence on our Company is mainly through policies on the expenditure of our customers in China, the PRC government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of your shares.

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

The opinions on supervision of illegal securities activities issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject us to additional compliance requirements in the future.

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law (the “Opinions”), which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for data security and cross-border data flows. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirements in the future. As the official guidance and interpretation of the Opinions still remain unclear in several respects at this time, we cannot assure you that we will remain fully compliant with all new regulatory requirements of the Opinions or any future implementation rules on a timely basis, or at all.

The China Securities Regulatory Commission (the “CSRC”) has released for public consultation the draft rules to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to continue to offer our ordinary shares to investors and could cause the value of our ordinary shares to significantly decline.

On December 24, 2021, the CSRC released the Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comments) (the “Draft Administrative Provisions”) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments) (the “Draft Filing Measures,” collectively with the Draft Administrative Provisions, the “Draft Rules Regarding Overseas Listing”), both of which have a comment period that expired on January 23, 2022.

The Draft Rules Regarding Overseas Listing comprehensively improve and reform the regulatory system for overseas offering and listing of domestic companies, and bring all overseas listing activities including both direct and indirect overseas offering and listing under regulation by adopting a filing-based administration system. The Draft Rules Regarding Overseas Listing apply to overseas offerings by domestic companies of equity shares, depository receipts, convertible corporate bonds, or other equity-like securities, and overseas listing of the securities for trading. Domestic companies that seek to offer and list securities in overseas markets shall fulfill the filing procedure with the securities regulatory agency under the State Council and report relevant information.

As supporting rules, the Draft Filing Measures aim to specify the filing procedures and regulatory requirements on direct and indirect overseas offering and listing activities by domestic companies and standardize companies’ filings activities to ensure the smooth and effective implementation of the filing requirement. For example, if an issuer refinances after having been listed in an overseas market, filings shall be made within three working days after the securities offering is completed. The Draft Filing Measures also require domestic companies that have been listed overseas report to the CSRC within three working days once the following material events occurred: (i) material change of control, (ii) investigations or sanctions imposed by overseas securities regulatory authorities, (iii) voluntary or compulsory delisting, to strengthen interim and ex-post regulation.

The Draft Rules Regarding Overseas Listing, if enacted in their current form, may subject us to additional compliance requirement in the future, and we cannot assure you that we will be able to get the clearance of filing procedures under the Draft Rules Regarding Overseas Listing on a timely basis, or at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to continue to offer our ordinary shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our ordinary shares to significantly decline in value.

The greater oversight by the Cyberspace Administration of China, or the CAC, over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering.

The regulatory framework for data security in the PRC is rapidly evolving. On June 10, 2021, the Standing Committee of the National People’s Congress of China promulgated the Data Security Law to regulate data processing activities and security supervision in the PRC, which took effect in September 2021. On October 29, 2021, the CAC has publicly solicited opinions on the Measures for the Security Assessment of Data Cross-border Transfer (Draft for Comments), which requires that any data processor who provides to an overseas recipient important data collected and generated during operations within the territory of the PRC or personal information that should be subject to security assessment shall conduct security assessment.

On December 28, 2021, the CAC, together with 12 other governmental departments of the PRC, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures provide that, in addition to critical information infrastructure operators (the “CIIOs”) that intend to purchase Internet products and services, and online platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. Purchase of network products and services by CIIOs, which affects or may affect national security, shall be subject to cybersecurity review in accordance with the Cybersecurity Review Measures.

On November 14, 2021, the CAC published the Draft Regulations on the Network Data Security Administration (Draft for Comments) (the “Security Administration Draft”), which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. According to the Security Administration Draft, data processing operators who possess personal data of at least one million users or collect data that affects or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. The Security Administration Draft also stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. If the Security Administration Draft is enacted in the current form, we, as an overseas listed company, will be required to carry out an annual data security review and comply with the relevant reporting obligations. The Security Administration Draft has not been enacted as of the date of this annual report.

As of the date of this annual report, we have not received any notice from any authorities identifying us as a CIIO or requiring us to go through cybersecurity review or network data security review by the CAC. We believe that our operations will not be affected and that we will not be subject to cybersecurity review or network data security review by the CAC under the Cybersecurity Review Measures, given that: (i) as a company that mainly provides telecommunication network products, solutions and services, our PRC subsidiaries are unlikely to be classified as online platform operators by the PRC regulatory agencies; (ii) our customers are enterprises and we do not have individual customers; as a result, we possess personal data of fewer than one million individual clients in our business operations as of the date of this annual report and do not anticipate that we will be collecting over one million users’ personal information in the near future; (iii) although the exact scope of CIIO under the Cybersecurity Review Measures and the current PRC regulatory regime remains unclear, what we mainly purchase, as disclosed in this annual report, are raw materials such as components comprising of active and passive electronic parts, mechanical and electrical parts, OEM and third party parts in the open markets from China and overseas, and just differentiate us from “CIIO that intend to purchase Internet products and services” under the Cybersecurity Review Measures. There remains uncertainty, however, as to how the Cybersecurity Review Measures will be interpreted, how the Security Administration Draft and Measures for the Security Assessment of Data Cross-border Transfer (Draft for Comments) will be implemented and interpreted, and whether the PRC regulatory agencies, including the CAC, may adopt any other new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Security Administration Draft. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot guarantee, however, that we will not be subject to cybersecurity review or network data security review in the future. During such reviews, we may be required to suspend our operation or experience other disruptions to our operations. Cybersecurity review and network data security review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial conditions, and results of operations.

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

Over 2018 and 2019, RMB depreciated almost 5.7% and 1.23% against the U.S. dollar. Over 2020 and 2021, RMB rose almost 6.24% and 2.66% against the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. It is difficult to predict how market forces or PRC or U.S. government policy may affect the exchange rate between the RMB and the U.S. dollar in the future.

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

On August 8, 2006, six PRC regulatory agencies, namely, the PRC Ministry of Commerce, the State-owned Assets Supervision and Administration Commission of State Council (“SASAC”), the State Administration of Taxation, the State Administration for Industry and Commerce, the CSRC, and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises

by Foreign Investors, or the M&A Rule, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rule established new procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. On February 3, 2011, the General Office of the State Council promulgated the Notice on Launching the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Security Review Notice, which became effective on March 6, 2011. The M&A Security Review Notice provides for certain circumstances under which foreign investors’ acquisition of domestic enterprises shall be subject to the security review of the PRC governments. The security review assesses such acquisition’s impact on national security, stable operation of national economy, basic living of the people, and R&D capacity for key technologies related to national security. On August 25, 2011, the Ministry of Commerce of PRC promulgated the Regulation of Ministry of Commerce on Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Security Review Regulation, which became effective on September 1, 2011. The M&A Security Review Regulation stipulates the requirements of application documents and security review procedures of the Ministry of Commerce. In the future, we may grow our business in part by acquiring complementary businesses. Complying with the requirements of the M&A Rule, the M&A Security Review Notice and the M&A Security Review Regulation to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce or its provincial affiliates, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Strengthened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on our acquisition strategy.

In connection with the EIT Law, the Ministry of Finance and SAT jointly issued, on April 30, 2009, the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. Circular 59 became effective retroactively on January 1, 2008, and was amended on December 25, 2014. Under this circular, non-PRC-resident enterprises may be subject to income tax on capital gains generated from their transfers of equity interests in PRC resident enterprises. The PRC tax authorities have the discretion under Circular 59 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of the investment. In addition, by promulgating and implementing the circulars, the PRC tax authorities have strengthened their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC-resident enterprise.

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

Direct foreign investments are subject to certain restrictions with respect to the operating of telecom and cable sectors. Under the “Telecommunications Regulations” issued by the State Council on September 25, 2000, firstly amended on July 29, 2014 and secondly amended on February 6, 2016, the “Provisions on Administration of Foreign Invested Telecommunications Enterprises” issued by the State Council on December 11, 2001, firstly amended on September 10, 2008 and secondly amended on February 6, 2016, the “Notice of the Ministry of Industry and Information Technology on Removing the Restrictions on Foreign Equity Ratios in Online Data Processing and Transaction Processing (Operating E-commerce) Business” (Gongxinbutong [2015] No.196) issued by the Ministry of Industry and Information Technology on June 19, 2015, and Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Edition), issued by National Development and Reform Commission (“NDRC”), together with the PRC Ministry of Commerce the shareholding of foreign investors is limited to up to 49% for basic telecom business and up to 50% for almost all value-added telecom business, only e-commerce business, domestic multi-party, communication, store-and-forward and call center (our business not included) allows foreign equity to reach to 100%.

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

Registered public accounting firms in China, including our independent registered public accounting firm, are not inspected by the PCAOB, which deprives us and our investors of the benefits of such inspection. In addition, the enactment of the Holding Foreign Companies Accountable Act may cause us to be delisted or face other restrictions or prohibitions if we were unable to meet the PCAOB inspection requirement in time.

Auditors of companies whose shares are registered with the SEC, and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the PCAOB and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards applicable to auditors. Our independent registered public accounting firm is located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB, notwithstanding the requirements of U.S. law, is currently unable to conduct inspections without the approval of the Chinese authorities. In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, CSRC or PRC Ministry of Finance in the United States and the PRC, respectively. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit inspections in the PRC of audit firms registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

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

In addition, the enactment of U.S. Holding Foreign Companies Accountable Act (the “HFCAA”) and other efforts to increase U.S. regulatory access to audit work papers could cause investor uncertainty for affected issuers, including us, and the market price of our stock could be adversely affected as uncertainty remains over whether there will be a compromise solution. In the worst case, our stocks could be delisted if we were unable to meet the PCAOB inspection requirement in time. As part of a continued regulatory focus in the United States on access to audit and other information currently protected by laws in PRC, the HFCAA was enacted on December 18, 2020. Pursuant to the HFCAA, the SEC is required to propose rules to prohibit the securities of any registrant from being listed on any of the U.S. securities exchanges or traded “over the counter” if the PCAOB is unable to inspect the work of the accounting firm for three consecutive years. On March 24, 2021, the SEC issued amendments to Form 20-F and sought public comments in response to the HFCAA. Consistent with the HFCAA, these amendments require the submission of documentation to the SEC establishing that a “commission-identified registrant” (as defined in the amendments) is not owned or controlled by a governmental entity in that foreign jurisdiction and also require disclosure in a foreign issuer’s annual report regarding the audit arrangements of, and governmental influence on, such registrant. On December 16, 2021, PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely.

Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ended December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our control. If our shares are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our shares when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our shares. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act is reduced from three years to two, then our shares could be prohibited from trading in the United States as early as 2023.

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

Entities affiliated with Tonghao (Cayman) Limited, or Tonghao Cayman, and the Smart Soho International Limited, or Smart Soho, and E-Town International Holding (Hong Kong) Co. Limited, or E-Town beneficially owned approximately 35%, 14%, and 10%, respectively, of our outstanding shares as of March 31, 2022. E-Town also has the right to designate a member of our Board of Directors. As a result, Tonghao, Smart Soho and E-Town have the ability to influence all matters submitted to our shareholders for approval, as well as our management and affairs. Matters that could require shareholder approval include:

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

If we are unable to maintain compliance with the conditions for continued listing required by NASDAQ, then our ordinary shares may be subject to delisting from NASDAQ. NASDAQ Listing Rule 5450(a) (1) requires that our shares trade above $1.00 per share. Our shares traded below $1.00 for periods in 2012, 2013, 2020, 2021 and 2022. On March 15, 2013 we received formal notice from NASDAQ that we were not in compliance with NASDAQ’s Listing Rules. While we returned to full compliance on April 11, 2013, our shares may trade below $1.00 per share again in the future. In addition, we failed to file our annual report on Form 20-F for 2016 on a timely basis, but regained compliance after filing such report in November 2017. On January 22, 2022 we received formal notice from NASDAQ that we were not in compliance with NASDAQ’s Listing Rules of minimum bid price. If our ordinary shares are delisted from NASDAQ, our ordinary shares may not be eligible to trade on any national securities exchange or the over-the-counter market. If our ordinary shares are no longer traded through a market system, their liquidity may be greatly reduced, which could negatively affect their price. In addition, we may be unable to obtain future equity financing, or use our ordinary shares as consideration for mergers or other business combinations. A delisting from NASDAQ may also have other negative implications, including the potential loss of confidence by suppliers, customers and employees, the loss of institutional investor interest, and fewer business development opportunities and could lead to a default under certain of our contractual arrangements.

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

Our ordinary shares are traded on NASDAQ under the same ticker symbol “UTSI,” under which UTStarcom, Inc.’s common stock had previously traded. Our registered office in the Cayman Islands is located at the offices of Maples and Calder (Cayman) LLP, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our telephone number at this address is +1 (345) 949 8066. Our agent for service of process in the United States is The Corporation Trust Company and its address is Corporation Trust Centre, 1209 Orange ST, Wilmington DE 19801, USA. Our principal executive offices are located at 4th Floor, South Wing, 368 Liuhe Road, Binjiang District, Hangzhou, P.R. China. We can be reached by telephone at +86 571 8192 8888 and www.utstar.com.

Our website is https://utstar.com. The SEC maintains a website, http://www.sec.gov, that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including UTStarcom. The information contained on our website is not incorporated by reference in this annual report.

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

Our networking technologies enable access, aggregation and transports of high-speed data, voice and video. The product lines include Converged Packet Transport (“CPT”), Packet Transport Network (“PTN”), Packet Aggregation Network (“PAN”), Wireline Broadband Access including Multi-Services Access Network (“MSAN”) and Fiber To The X (“FTTx”), Carrier Wi-Fi solution and SDN controller.

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

We support full cycle in-house R&D and manufacturing equipped with advanced design, test and measurement tools. Our manufacturing is focused on production of high quality telecom equipment with comprehensive quality control process certified by LRQA for ISO9001/14001, ISO45001 (ex-OHSAS 18001), which results in very high equipment reliability. As a part of our efforts to support our customers on all stages of network planning, deployment and operation, we provide full range of pre- and post-sale services including turn-key deployments as may be required by our customers.

SkyFlux CPT Platform

The SkyFlux CPT is our next-generation communications platform that enables carriers to effectively manage the network resources and meet complex requirements of 5G mobile systems as well as of various other traditional and emerging applications by ensuring high performance, flexibility and efficiency. The SkyFlux platform combines Segment Routing over MPLS (SR-MPLS) and MPLS-TP tunneling, TDM-like Ethernet based on FlexE/G.mtn, highly accurate time synchronization and SDN-based network intelligence into an efficient future-proof packet transport network. The platform provides support of high-speed interfaces up to 100GE/200GE/400GE, high port density, wide range of services including L2/L3VPN, and full set of carrier-class features: sub-50ms protection, OAM, QoS, hardware redundancy. On top of high switching capacity and performance, the platform offers such advanced features as hard and soft network slicing, extra-low forwarding latency with FlexE/G.mtn Cross-Connect feature, and very high time synchronization accuracy reaching 5ns TE accuracy – characteristics of a transport networks that are particularly important for efficient 5G mobile network deployments.

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

The SkyFlux CPT platform successfully passed a complex and comprehensive set of tests and was approved for use on 5G mobile network of one of the major mobile operators in China. We are working with our customers and partners on promotion of this platform.

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

In 2021 UTStarcom continued working with the Research Institute of one of the major mobile network operators (“MNO”) in China, on the cooperative development and field testing of a NOS for an open and disaggregated network platform that is primarily intended to be used as a carrier-grade networking platform for the access segment of 5G transport network, which operates as IP RAN transport based on Segment Routing technology. The platform is designed to ensure openness and prevent vendor lock-in, supporting a variety of hardware implementations that can be based on certain Broadcom DNX series and Centec switching chips, Intel x86 and ARM CPU, non-redundant pizza-box as well as redundant chassis platforms. The Company successfully finished IOP (interoperability testing) with several 3rd party vendors, and passed filed trial on customer’s network in Guangdong Province, China. The Company also focused on The Phase 2 development that covers many new features critical for the intended use of the solution on 5G network of MNO.

The Company also continued working with another major telecom operator in China on joint development of a disaggregated platform for 5G transport, including the development of a chassis-based modular redundant white box hardware platform, ONIE (Open Network Install Environment) integration, implementation of hardware drivers and APIs enabling seamless SONiC support over Intel x86 CPU and Broadcom DNX switch chip, as well as integration of certain UTStarcom’s software modules to implement advanced features such as PTP (Precision Time Protocol), SyncE (Synchronous Ethernet) and chassis redundancy into the customer’s NOS (Network Operating System) based on the SONiC open source network operating system. UTStarcom has completed hardware development and delivered first batch of test units for NOS porting and testing to the customer in 2021. We expect volume shipments and field deployment of the product to start in 2022.

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

Along with the release of the new SkyFlux CPT platform in 2020, we released a new version 3.2 of the SOO Station SDN Controller tightly coupled with the SkyFlux CPT platform and enhanced with the support of Segment Routing (“SR”), advanced Path Calculation Engine (“PCE”), Network Slicing and a number of advanced features. Used together with SkyFlux CPT, the solution creates an efficient networking platform optimized for the variety of modern applications including 5G midhaul and backhaul, edge data center / MEC interconnect networks, next generation metro aggregation. The SOO Station SDN Controller was tested together with SkyFlux CPT platform by one of the major mobile operators in China and approved for use on its 5G transport network.

In parallel, we continue development and optimization of the SOO Station platform to accommodate the needs of our SkyFlux disaggregated network platform and its intended applications. This platform is planned for release in 2022.

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

The Next Generation Packet Transport Network (“NG-PTN”) portfolio offers some important improvements including highly efficient hardware and software architecture, high port density, high speed interfaces up to 100GE, low power consumption and overall capital and operating expense savings. The growing demand for 100GE interface support from operators has been driving NG-PTN sales in recent years, and we continued shipping our 100GE-enabled NG-PTN products in 2021 to meet the demand. This includes orders that we received for the latest NetRing TN704E as well as expansion orders for TN705E, supplied for the 4G/5G network expansion of our customer in Europe. We expect extension orders of our NG-PTN products from our customers in 2022 and 2023.

The Packet Aggregation Network (“PAN”) solution introduced in 2017 is based on technologies similar to PTN, but optimized for high-performance aggregation scenarios. The portfolio includes three products: TN703B (1RU), TN705B (4RU), TN725B (4RU). We shipped over 16,000 units of PAN products in 2017-2018 with follow-up orders in 2019. We expect to see a new tender for next generation PAN network in the coming years.

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

The SyncRing solution has been deployed in the LTE mobile network of one of the largest Mobile network operators (“MNO”) in Japan since 2017 with multiple expansion orders and volume shipments of SyncRing products to our customer in 2019 and 2020. In 2021 we continued supporting the customer with shipments of spare parts orders. Following the global launch of 5G technology and start of 5G networks rollout, we expect further orders of the 5G-ready XGM30 product and new XBC340 and XBC341 Boundary Clocks switches. In this regard, we are working with our existing customer on network upgrading opportunities, as well as pro-actively exploring China market for new customers and related opportunities presented by fast rollout of 5G networks in China.

Broadband Access

MSAN offers a wide range of services over copper twisted pair and optical fiber including IPTV, High-Speed Internet Access, POTS, VoIP. UTStarcom’s iAN Multimedia Network Edge is a leading MSAN platform with accumulated over 40 million lines installed worldwide. The latest iAN platform-iAN1200 series MSAN portfolio accommodates carrier-grade broadband access, telephony and data service, and supports a range of technologies such as POTS, ADSL/ADSL2/ADSL2+, VDSL2, SHDSL (EFM) which allows service providers to serve highly interactive and bandwidth intensive applications. The MSAN B1200 product line includes high (iAN

B1205F), medium (iAN B1205E) and low (iAN B1205) capacity devices acting act as a traditional TDM based DLC, IPDSLAM, Media Gateway platform integrated into a single device and supports seamless migration from V5/AN to VoIP/AG and IMS Access. The MSAN B1200 Series products were widely deployed and expanded since 2015 with shipments accumulating to over 5 Million ports.

Carrier Wi-Fi product line includes a complete carrier-grade solution for a managed wireless access network: Wireless Access Controllers, Network Management System, and Wi-Fi Access Points (“AP”) for carrier and MSO markets and various deployment scenarios. We have successfully deployed Carrier Wi-Fi solutions since 2013 in our key target markets.

Another integral part of our Wireline Broadband Access portfolio – GPON FTTx represented by a range of OLT and ONT products designed for delivery of high-speed voice, data and video services to residential and business subscribers. We saw a growing demand for FTTx in our key broadband market in India recently that resulted in orders received in 2019 and 2020.

We continue providing support and maintenance services to our customers that use our broadband solutions. We also see continued demand for broadband products and opportunities in our existing and new markets globally.

MARKETS AND CUSTOMERS

The table below describes net sales by geographic region for the fiscal years ended December 31, 2021, 2020 and 2019.

	Years Ended December 31,
		% of net		% of net		% of net
	2021	Sales	2020	Sales	2019	Sales
	(in thousands, except percentages)
Net Sales by Region
China	$1,858	11%	$2,286	10%	$2,439	4%
India	8,221	52%	9,807	40%	37,206	57%
Japan	5,842	37%	12,208	50%	21,761	33%
Taiwan	—	—%	—	—%	3,515	5%
Other	—	—%	9	—%	702	1%
Total	$15,921	100%	$24,310	100%	$65,623	100%

Our products and services are used primarily in Asia. In 2021, 2020 and 2019, India market represents 52%, 40% and 57% of our net sales, respectively. Japan market represents 37%, 50% and 33% of our net sales in 2021, 2020 and 2019, respectively.

Our key target geographical markets for the deployment of our broadband infrastructure products are India, Japan, and China. We believe these geographical markets provide a significant opportunity given their strong consumer demand for new broadband services and ongoing upgrades of telecom infrastructure.

We have observed consistently high interests in our products in the India market. We see potential for growth there for many of our product lines including optical transport and aggregation, fixed and wireless broadband access. Provided geopolitical tensions between China and India, we are exploring options to resume supply of our products to India to meet the demand for project upgrade and expansion.

Japan has been one of our key markets for years, boasting some of our largest network deployments. We continue providing technical support and maintenance services to our existing customers.

China market, with its large population and rapid industry growth, quick development of telecom infrastructure especially rollouts of 5G mobile networks and Information and Communications Technology (ICT) digitalization, represents a strong potential for our sales expansion. We focus our sales efforts on promotion of solutions for 5G + Internet of Thing (IOT) and see growing interests and demands for our latest products and solutions in the territory.

On top of our traditional geographical markets, we are exploring other markets globally to offer and bring our cutting-edge telecommunication solutions to new customers.

A significant portion of our net sales is derived from a Japanese customer, Softbank, which is also one of our former shareholders. In 2021, our net sales to Softbank totaled approximately $4.7 million, representing approximately 30% of our total net sales. In 2020, our net sales to Softbank totaled approximately $6.1 million, representing approximately 25% of our total net sales. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business-We rely on a Japanese customer and an Indian customer for a significant portion of our net sales. Any deterioration of our relationship or any interruption to our ongoing collaboration with this customer may significantly harm our business, financial condition and results of operations.” Another significant portion of our net sales is derived from an India customer, BSNL. In 2021, our net sales to BSNL totaled approximately $7.0 million, representing approximately 44% of our total net sales. In 2020, our net sales to BSNL totaled approximately $7.5 million, representing approximately 31% of our total net sales. In the third quarter of 2019, BSNL delayed payment on a large receivable. We have received partial payment at the end of 2019 and every month in 2020, 2021 and 2022. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business.”

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

The broadband infrastructure market is subject to intense competition worldwide from numerous global and regional competitors, including some of the world’s largest companies. These companies leverage pricing, payment terms and their pre-existing customer relationships. Specific competitors in this segment include Cisco, Juniper, Nokia, Ciena, Huawei Technologies, and ZTE.

OPERATIONS

Sales, Marketing and Customer Support

We pursue a direct sales and marketing strategy in Japan, India, China and South Asia, targeting sales to telecommunications operators and equipment distributors with closely associated customers. We maintain sales and customer support sites in China, Japan and India. Our customer service operations in Hangzhou and Chengdu China, serve as both a technical resources and liaisons to our product development organization.

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

In the past we have made, and expect to continue to make, significant investments in research and development. For the years ended December 31, 2021, 2020 and 2019 our R&D expenses totaled $6.9 million, $8.1 million, and $14.5 million, respectively.

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

RAW MATERIALS

We source and purchase components comprising of active and passive electronic parts, mechanical and electrical parts, OEM and third party parts in the open markets from China and overseas. Prices for these component parts typically vary with the global and local supply and demand dynamics as well as raw material price fluctuations. Component part price volatility is also affected by one-off events such as the earthquake in Japan and flooding in Thailand resulting in short-term electronic component and hard drive shortages respectively. Recent COVID-19 pandemic has impacted the supply chain of our materials that has caused high inflation rates in many countries and has resulted significant price increase of some of the materials we used. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business.”

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

The following table sets forth our subsidiaries, including their country of incorporation or residence and our ownership interest in such subsidiaries. In 2021, we closed three subsidiaries, including UTStarcom Taiwan Ltd., UTStarcom (Thailand) Limited and

UTStarcom (Philippines), Inc., and added of Chengdu Starcom Technologies Co., Ltd., a 100% wholly owned subsidiary without VIE arrangement.

	Place of
	Incorporation or	Proportion of
Name	Organization	Ownership Interest
UTStarcom, Inc.	U.S.A	100%
UTStarcom International Products, Inc.	U.S.A	100%
Issanni Communications, Inc.	U.S.A	100%
UTStarcom Telecom Co., Ltd.	China	100%
UTStarcom Hong Kong Ltd.	Hong Kong SAR	100%
UTStarcom Japan KK	Japan	100%
UTStarcom, S.A. de C.V.	Mexico	100%
UTStarcom Network Solutions—Redes de Nova Geraçăo Ltda.	Brazil	100%
UTStarcom India Telecom Pvt	India	100%
MyTV Corporation	Cayman Island	100%
UTStarcom Hong Kong Investment Holding Ltd.	Hong Kong SAR	100%
Virtual Gateway Labs, Inc.	U.S.A	100%
Hangzhou USTAR Technologies Ltd.	China	100%
Chengdu Starcom Technologies Co., Ltd.	China	100%

d.
Property, Plant and Equipment

Our principal executive offices, research and development, manufacturing and back office functions are located at our office facilities in Hangzhou, China.

In November 2010, we entered into a lease agreement for our office in Tokyo, Japan. Under the term, we have leased over 500 square meters of gross floor area and we extend the lease period every two years. The current lease agreement has been renewed for another two years in November 2021. In July 2016, we entered into a new lease agreement for our office facilities in Hangzhou, China, and later we expanded the lease area with the same landlord. Under the term of these lease agreements, we have leased 15,925 square meters (approximately 171,417 square feet) of gross floor area, through July 31, 2021. In August, 2021, we renewed lease agreement and leased 14,405 square meters (approximately 154,998 square feet) of gross floor area, which extends 5 years to 2026. We believe our facilities are suitable and adequate to meet our current needs.

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

On August 31, 2012, we completed the sale of our IPTV business to UTStarcom Hong Kong Holdings Ltd. which is controlled by our former Chief Executive Officer. On the same day, we purchased a $20.0 million Convertible Bond from UTStarcom Hong Kong Holdings Ltd. which bears interest at 6.5% per annum and matured on August 31, 2017. On April 7, 2015, we entered an agreement with UTStarcom Hong Kong Holdings Ltd. for the conversion of the $20.0 million Convertible Bond. Pursuant to the agreement, UTStarcom Hong Kong Holdings Ltd. paid $10.0 million in cash to us as partial repayment of the principal of the Convertible Bond. The remaining principal and interest of the Convertible Bond were converted to 14% of equity interest of UTStarcom Hong Kong

Holdings Ltd. We used the cost method to account for this investment. During 2015, we assessed the fair value of UTStarcom Hong Kong Holdings Ltd, and recorded a $6.5 million impairment charge on this investment. On December 17, 2020, we signed an agreement with Eagle Field Holding Limited for sale of 14% interest of UTStarcom Hong Kong Holdings Limited for a consideration of $2.1 million, to be paid on March 31, 2021. As the result, we recorded $1.0 million impairment loss during 2020 and reclassified this investment as short-term investment at December 31, 2020. On March 31, 2021, we received $2.1 million from buyer.

In November 2012, we invested $8.0 million in Series B Preferred Stock of AioTV Inc, (“AioTV”), representing a 44% equity interest of AioTV. The Preferred Stock was classified as available-for-sale security as it was not considered to be in-substance common stock due to the redemption feature. In December 2015 and October 2016, we invested in a convertible bond of $0.5 million that matured on March 28, 2017 and of $0.3 million that matured on October 6, 2017, respectively. All convertible bonds bear interest at 10.0% per annum. During 2016, we assessed the fair value of the investment, and recorded a $4.3 million impairment charge relating to this investment. On May 30, 2017, we converted all the existing Preferred Shares of AioTV into common shares of AioTV, and converted $0.5 million convertible bond issued in December 2015 into common shares of AioTV. After this conversion, we deemed that we have significant influence in AioTV and began to use the equity method to account for the investment in AioTV. On the same day, we signed a “Note Purchase Agreement” with AioTV. Pursuant to the agreement, the valuation cap of AioTV was reduced to $0.16 million, and we promised to purchase a $0.8 million convertible promissory note including $0.32 million of existing convertible bond issued in October 2016. As the result of these transactions, we recorded $1.3 million investment impairment in the second quarter of 2017. We invested $0.1 million and $0.38 million in the second and third quarter of 2017, respectively, in the convertible promissory note. In the third quarter of 2017, we recorded $0.1 million in losses for the common stock investment to reflect our 45% share of AioTV’s losses. After the common stock was reduced to zero, we started and will continued to record our 45% share of AioTV’s losses against our convertible promissory note until the carrying value of the convertible promissory note investment balance is reduced to zero. In the third and fourth quarters of 2017, we recorded $0.2 million and $0.2 million respectively in losses to reflect our 45% share of AioTV’s losses. At 2017 year-end, we assessed the fair value of AioTV, and concluded that a $0.4 million impairment charge to this investment was necessary. As of December 31, 2017, the book value of this investment was zero. On December 19, 2018, we entered into the assignment and assumption agreement to transfer the Company’s all equity interests and debt interests in AioTV to a third party for cash consideration of $1 by the buyer. This transaction closed on April 11, 2019.

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

The comparison of 2020 and 2019 financial positions and results of operations and related discussions was in “Item 5—Results of Operations” included in the annual report for the year ended December 31, 2020 on Form 20-F, which was not incorporated in this annual report.

Net Sales

	Years Ended December 31,
		% of		% of
Sales by Segment	2021	Net Sales	2020	Net Sales
	(in thousands, except percentages)
Equipment	$2,323	15%	$12,385	51%
Services	13,598	85%	11,925	49%
Total	$15,921	100%	$24,310	100%
Net Sales by Region
China	$1,858	11%	$2,286	10%
India	8,221	52%	9,807	40%
Japan	5,842	37%	12,208	50%
Other	—	—%	9	—%
Total	$15,921	100%	$24,310	100%

Fiscal 2021 vs. 2020

Net sales decreased by 34.5% to $15.9 million for 2021 as compared to $24.3 million for 2020.

Sales from equipment were $2.3 million for 2021, a decrease of $10.1 million compared to $12.4 million for 2020. The decline was mainly due to current equipment sales decrease because of slow-down in the transition from 4G to 5G in Japan, and postponement of new projects by our major customer in India as a result of the COVID-19 pandemic and its financial condition.

Sales from services were $13.6 million for 2021, an increase of $1.7 million compared to $11.9 million during 2020. The increase was primarily contributed from service maintenance revenue from India.

Cost of Sales

	Years Ended December 31,
		% of		% of
Cost of Sales by Segment	2021	Net Sales	2020	Net Sales
	(in thousands, except percentages)
Equipment	$6,681	288%	$11,148	90%
Services	10,315	76%	9,633	81%
Total	$16,996	107%	$20,781	85%

Cost of sales consists primarily of material and labor costs associated with manufacturing, assembly and testing of products, costs associated with installation and customer training, warranty costs, fees to agents, inventory and contract loss provisions and related overhead. Cost of sales also includes import taxes and tariffs on components and assemblies.

Fiscal 2021 vs. 2020

Cost of sales was $17.0 million, or 107% of net sales for 2021 compared to $20.8 million, or 85% of net sales, for 2020. The cost of sales percentage in 2021 was higher due to higher fixed costs with lower revenue volume and provision of an inventory allowance of $4.6 million

Cost of sales from equipment was $6.7 million, or 288% of net equipment sales, for 2021, compared to $11.1 million, or 90% of net equipment sales for 2020.

Cost of sales from services were $10.3 million, or 76% of net sales from services, for 2021, compared to $9.6 million, 81% of net sales from services for 2020.

Gross Profit (Loss)

	Years Ended December 31,
		Gross Profit		Gross Profit
Gross profit (loss) by Segment	2021	%	2020	%
	(in thousands, except percentages)
Equipment	$(4,358)	(188)%	$1,237	10%
Services	3,283	24%	2,292	19%
Total	$(1,075)	(7)%	$3,529	15%

Our gross profit has been affected by changes in average selling prices, material costs, product mix, the impact of warranty charges and contract loss provisions, as well as inventory reserves. Inventory reserves was $4.6 million and $0.2 million for 2021 and 2020, respectively. Our gross profit, as a percentage of net sales, varies among our product families. We expect that our overall gross profit, as a percentage of net sales, will fluctuate in the future as a result of shifts in product mix and stages of the product life cycle.

Fiscal 2021 vs. 2020

Gross loss was $1.1 million, or 7% of net sales, for 2021, compared to gross profit of $3.5 million, or 15% of net sales, for 2020.

Sales of equipment had a gross loss of $4.4 million, with a negative gross profit margin of 188%, for 2021, as compared to a gross profit of $1.2 million, with a gross profit margin of 10% for 2020. The decrease in gross margin was attributed to high fixed cost with lower equipment revenue and provision of an inventory allowance of $4.6 million.

Sales of service earned a gross profit of $3.3 million, or 24% of net sales of Services for 2021, compared to gross profit of $2.3 million, or 19% for 2020. The increase in gross margin was mainly due to higher gross margin in India’s annual maintenance contracts.

Operating Expenses

The following table summarizes our operating expenses:

	Years Ended December 31,
		% of		% of
	2021	Net Sales	2020	Net Sales
	(in thousands, except percentages)
Selling, general and administrative	$(2,642)	(17)%	$18,689	77%
Research and development	6,886	43%	8,083	33%
Total operating expenses	$4,244	27%	$26,772	110%

Selling, general and administrative expenses, or SG&A, include employee compensation and benefits, professional fees, sales commissions, allowance of credit losses and travel and entertainment costs. Research and development, or R&D, expenses consist primarily of compensation and benefits of employees engaged in research, design and development activities, cost of parts for prototypes, related equipment depreciation and third-party development expenses. We believe that continued and prudent investment in R&D is critical to our long-term success, and we continue to evaluate appropriate investment levels.

SELLING, GENERAL AND ADMINISTRATIVE

Fiscal 2021 vs. 2020

SG&A expenses were negative $2.6 million for 2021, a decrease of 114.1%, or $21.3 million, as compared to $18.7 million for 2020. The decrease was mainly attributable to reversal of $9.2 million allowance for credit loss, compared to $9.4 million allowance for credit loss for 2020, associated with aged receivables from our India customer, and decreased expenses from continued tight cost controls.

RESEARCH AND DEVELOPMENT

Fiscal 2021 vs. 2020

R&D expenses were $6.9 million in 2021, a decrease of 14.8%, or $1.2 million, compared to $8.1 million in 2020. The decrease reflected the Company’s different stages in 5G product development.

STOCK-BASED COMPENSATION EXPENSE

The following table summarizes the stock-based compensation expense in the Company's Consolidated Statements of Comprehensive Loss:

	Years Ended December 31,
	2021	2020	2019
	(in thousands)
Cost of net sales	$87	$89	$136
Selling, general and administrative	236	360	985
Research and development	181	254	278
Total	$504	$703	$1,399

As of December 31, 2021, there was approximately $0.7 million of total unrecognized compensation cost, as measured, related to unvested stock options and restricted stock and restricted stock units. This cost is expected to be recognized over a weighted-average period of 1.31 years.

Fiscal 2021 vs. 2020

Stock-based compensation expense was $0.5 million in 2021, decreasing 28.4%, or $0.2 million, compared to $0.7 million in 2020. The decrease was primarily due to shares cancellation from former executives and fewer grants in 2021.

OTHER INCOME (EXPENSE)

INTEREST INCOME

Fiscal 2021 vs. 2020

Interest income was $1.1 million and $1.0 million for 2021 and 2020, respectively. The increase in interest income for 2021 was a result of increasing amount of cash and cash equivalents.

INTEREST EXPENSE

Fiscal 2021 vs. 2020

Interest expense was nil and $0.1 million for 2021 and 2020, respectively. The change in interest expense for 2021 as compared to 2020 was immaterial.

OTHER INCOME (EXPENSE), NET

Fiscal 2021 vs. 2020

Other income, net was $1.6 million for 2021 and primarily consisted of a $1.3 million gain from the depreciation of JPY against U.S. dollar which partially offset by the appreciation of INR against U.S. dollar, $0.2 million income from governmental subsidy income for the pandemic of COVID-19 in Japan.

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

INVESTMENT IMPAIRMENT

Fiscal 2021 vs. 2020

Investment impairment was nil and $1.0 million in 2021 and 2020, respectively. In 2020, we recorded $1.0 million impairment loss for UTStarcom Hong Kong Holdings Ltd. investment. Please see Note 5 to our Consolidated Financial Statements included under Part III, Item 18 of this Annual Report on Form 20-F.

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

For a full reconciliation of our effective tax rate to the U.S. federal statutory rate of 21% and further explanation of our provision for taxes, see Note 10 to our Consolidated Financial Statements included under Part III, Item 18, which is incorporated herein by reference.

Fiscal 2021 vs. 2020

Income tax expense was $3.3 million in 2021, compared to $1.8 million of income tax benefit in 2020. The fluctuation was primarily due to the significant change of income before income taxes in India. Our overall effective tax rate was -130% in 2021, compared to 7% in 2020, primarily due to the fluctuations of income before income taxes between the years.

NET LOSS

As a result of the foregoing, net loss was $5.8 million, $23.7 million and $3.9 million in 2021, 2020 and 2019, respectively.

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

b.
Liquidity and Capital Resources

The following table sets forth a summary of our cash and cash equivalents and restricted cash as of the dates indicated.

	December 31,	December 31,
	2021	2020	Change
	(in thousands)
Cash and cash equivalents	$53,797	$34,221	$19,576
Restricted cash	12,479	14,167	(1,688)
Total	$66,276	$48,388	$17,888

The following table sets forth a summary of our cash flows for the periods indicated:

	Years Ended December 31,
	2021	2020
	(in thousands)
Cash provided by (used in) operating activities	$19,829	$(3,400)
Cash provided by (used in) investing activities	1,752	1,980
Cash used in financing activities	—	(374)
Effect of exchange rate changes on cash and cash equivalents	(3,693)	1,575
Net increase (decrease) in cash, restricted cash and cash equivalents	$17,888	$(219)

Cash and cash equivalents, consisting primarily of bank deposits and money market funds, are recorded at cost which approximates fair value because of the short-term nature of these instruments. As of December 31, 2021, cash and cash equivalents of approximately $28.6 million, $12.2 million, $8.3 million and $3.7 million were held by our subsidiaries in India, China, Japan and the U.S., respectively.

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

2021 Cash Flows

Net cash provided by operating activities during 2021 was $19.8 million. During the year ended December 31, 2021, our operating activities were significantly affected by the following:

•
Net loss of $5.8 million adjusted by non-cash charges items, mainly including $0.4 million of depreciation, $1.4 million of lease amortization, $0.5 million of share based compensation, $0.1 million of gain on liquidation of a subsidiary, $2.1 million on deferred income taxes, $4.6 million of provision for inventory reserve, partially offset by $9.2 million allowance of credit losses.
•
Changes in operating assets and liabilities provided net cash of $26 million. The cash inflow included $31.3 million from account receivable, $2.8 million from income tax payable, $2.4 million from other liabilities, $0.6 million from inventory and deferred cost offset by cash outflow included $6.1 million from account payable, $4.6 million from prepaid and other assets, $0.3 million from deferred revenue and $0.2 million from customer advances .

Net cash provided by investing activities during 2021 was $1.8 million, including cash inflows of $2.1 million of proceeds from sale of a short-term investment, offset by the cash outflow of $0.3 million for purchase of property, plant and equipment.

Net cash used in financing activities during 2021 was nil. See Note 8 to our Consolidated Financial Statements included under Part III, Item 18 of this Annual on Form 20-F for additional discussion.

2020 Cash Flows

Net cash used in operating activities during 2020 was $3.4 million. During the year ended December 31, 2020, our operating activities were significantly affected by the following:

•
Net loss of $23.7 million adjusted by non-cash charges items, mainly including $0.6 million of depreciation, $1.5 million of lease amortization, $0.7 million of share based compensation, $9.4 million allowance of credit losses, $0.2 million of provision for inventory reserve and $1.0 million investment impairment, partially offset by non-cash income of $1.5 million changes in deferred income taxes,.
•
Changes in operating assets and liabilities provided net cash of $8.3 million. The cash inflow included $18.8 million from account receivable, $0.6 million from prepaid and other assets, and $0.2 million from customer advances offset by cash outflow included $0.2 million from inventory and deferred cost, $5.8 million from account payable, $1.9 million from income tax payable, $1.3 million from deferred revenue and $2.1 million from other liabilities.

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

Accounts Receivable, Net

Accounts receivable decreased by $22.2 million to $27.4 million as of December 31, 2021 from $49.6 million as of December 31, 2020. As of December 31, 2021, our allowance for credit losses was $6.6 million on gross receivable of $34.0 million. The significant decrease in accounts receivable was due to collections from India in 2021. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business.”

Inventories and Deferred Costs

The following table summarizes our inventories and deferred costs:

	December 31,	December 31,	Increase/
	2021	2020	(Decrease)
	(in thousands)
Inventories:
Raw materials	$563	$3,328	$(2,765)
Work in process	39	1,766	(1,727)
Finished goods	935	1,601	(666)
Total inventories	$1,537	$6,695	$(5,158)
Short-term deferred costs	$19	$12	$7

Inventories consist of product held at our manufacturing facility and warehouses, as well as finished goods at customer sites for which the customer has taken possession, but based on specific contractual terms, title has not yet passed to the customer. Finished goods at customer sites were approximately $0.1 million and $0.5 million as of December 31, 2021 and 2020, respectively.

There were no significant inventory write-offs in 2021, 2020 and 2019.

The deferred cost balance is the unamortized cost of post-contract customer support over a period of time of certain legacy contracts and we amortize the deferred revenue and related costs of goods sold over the post-contract support period.

LIQUIDITY

We recorded net loss of $5.8 million and an operating loss of $5.3 million for the year ended December 31, 2021. We recorded net loss of $23.7 million and operating loss of $23.2 million for the year ended December 31, 2020. Our accumulated deficit increased from $1,240.4 million as of December 31, 2020 to $1,246.2 million as of December 31, 2021.

Net cash provided by operating activities were $19.8 million in 2021 and used in operating activities were $3.4 million in 2020, respectively. As of December 31, 2021, we had cash and cash equivalents of $53.8 million, of which $12.2 million was held by our subsidiaries in China. The amount of cash available for transfer from the PRC subsidiaries for use by our non-PRC subsidiaries is limited both by the liquidity needs of the subsidiaries in China and by PRC-government mandated limitations including currency exchange controls on transfers of funds outside of China.

We have controlled our operating expenses over years. Our management believes that the continuing efforts to stream-line our operations will enable our fixed cost base to be better aligned with operations, market demand and projected sales level. If projected sales do not materialize, we will need to take further actions to reduce costs and expenses or explore other cost reduction options. Our management believes that both our PRC and non-PRC operations will have enough liquidity to finance working capital and capital expenditure needs for more than of 12 months subsequent to the date our financial statements are issued. However, we have concentrated our business in Asia, particularly Japan, India and China. Any unforeseen prolonged economic downturn, political risk in these markets, or outbreak of the health crisis of COVID-19 could affect our customers in making their respective investment decisions and could have a material impact on the foregoing assessment. There can be no assurance that additional financing, if required, will be available on terms satisfactory to us or at all, and if funds are raised in the future through issuance of preference shares or debt, these securities could have rights, privileges or preference senior to those of our ordinary shares and newly issued debt could contain debt covenants that impose restrictions on our operations. Further, any sale of newly issued debt or equity securities could result in additional dilution to our current shareholders.

c.
Research and Development, Patents and Licenses

We believe that an integral part of our future success will depend on our ability to develop and enhance our services. Our product development efforts and strategies consist of incorporating new technologies from third parties as well as continuing to develop our own proprietary technology.

We have utilized and will continue to utilize the products and services of third parties to enhance our platform of technologies and services to provide competitive and diverse IP-based network solutions to our users. In addition, we plan to continue to expand our technologies, products and services through products and services developed internally. We will seek to continually improve and enhance our existing services to respond to rapidly evolving competitive and technological conditions. For the years ended December 31, 2021, 2020, and 2019, we spent $6.9 million, $8.1 million, and $14.5 million, respectively, on R&D activities. R&D expenses are expensed as incurred.

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

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. There are other items within our financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements. For a detailed discussion of our significant accounting policies and related judgments, see “Notes to Consolidated Financial Statements – Note 2 Summary of Significant Accounting Policies”.

Allowances

Allowance for credit losses:

We make estimates of the lifetime expected credit losses for accounts receivable with similar risk characteristics on a pool basis. For each pool, we first estimate its recovery period based on relevant historical accounts receivable collection information, and then we estimate the credit allowances based on the recovery period, the historical distribution of each aging bucket, and the impact of macroeconomic factors. Expected credit losses are recorded as selling, general and administrative expenses in the consolidated statements of comprehensive income (loss). Changes in these estimates and assumptions could materially affect the credit losses. See Item 5 for information regarding Allowance for credit losses.

Valuation of inventory:

Inventories are stated at the lower of cost and net realizable value. We continually monitor inventory valuation for potential losses and obsolete inventory at our manufacturing facilities as well as at customer sites. Adjustments are recorded to write down the cost of inventory to estimated net realizable value, which is dependent upon the factors such as inventory aging, historical and forecasted consumer demand, and market conditions that impact pricing. Write-downs are recorded in cost of revenues in our consolidated statements of comprehensive income (loss). See Item 5 for information regarding Inventory reserve.

Allowance of deferred tax assets:

We recognize deferred income taxes as the difference between the tax bases of assets and liabilities and their financial statement amounts based on enacted tax rates. Management judgment is required in the assessment of the recoverability of our deferred tax assets based on its assessment of projected taxable income. Numerous factors could affect our results of operations in the future. If there is a significant decline in our future operating results, management’s assessment of the recoverability of our deferred tax assets would need to be revised, and any such adjustment to our deferred tax assets would be charged to income in that period. If necessary, we record a valuation allowance to reduce deferred tax assets to an amount which management believes is more likely than not to be realized. Changes in estimates of taxable income in the future could result in reversal of the valuation allowances which would be credited to income in the year of reversal. See Note 10 of the Notes to the Consolidated Financial Statements for information regarding Allowance of deferred tax assets.

f.
Off-Balance Sheet Commitments and Arrangements

As of and during the year ended December 31, 2021, we had no off-balance sheet arrangements.

g.
Contractual Obligations and Other Commercial Commitments

The following table summarizes our significant contractual obligations as of December 31, 2021:

	Payments Due by Period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
	(in thousands)
Outstanding letters of credit	$12,479	$10,076	$335	$403	$1,665
Purchase commitments	413	413	—	—	—
Total	$12,892	$10,489	$335	$403	$1,665

Letters of credit

We issue standby letters of credit primarily to support international sales activities outside of China and in support of purchase commitments. When we submit a bid for a sale, often the potential customer will require that we issue a bid bond or a standby letter of credit to demonstrate our commitment through the bid process. In addition, we may be required to issue standby letters of credit as guarantees for advance customer payments upon contract signing or performance guarantees. The standby letters of credit usually expire six to twelve months from date of issuance without being drawn by the beneficiary thereof. As of December 31, 2021, our outstanding letters of credit approximated $12.5 million. These balances are included in Short-term restricted cash and Long-term restricted cash.

Purchase commitments

We are obligated to purchase raw materials and work-in-process inventory under various orders from various suppliers. If we fail to fulfill the contracts, it will have adverse consequences materials to our operations or financial condition. On December 31, 2021, the Company had outstanding purchase commitments, including agreement that are non-cancelable approximately $0.4 million.

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

Uncertain tax positions

As of December 31, 2021, we had $3.2 million of gross unrecognized tax benefits, of which $0.5 million related to tax benefits that, if recognized, would affect the annual effective tax rate. The remaining $2.7 million gross unrecognized tax benefits, if recognized, would affect certain deferred tax assets and federal tax benefit of state income tax.

h.
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

Name	Age	Position
Hua Li	38	Chief Executive Officer and Board Director
Danjun (Dan) Xie	51	Vice President of Global Finance
Lingrong Lu	50	Vice President of R&D
Ning Shan	58	Chairman of Board of Directors
Sean Shao	65	Independent Director
Jintong Lin	76	Independent Director
Hao Zheng	37	Independent Director
Zhaochen Huang		Japan President, Former CEO until June 15, 2021 and Board Director until December 31, 2021
Xiaofeng (Steven) Chen		Former Senior Vice President of Marketing, Product & Supply Chain Management, resigned on June 15, 2021
Yongqing Yan		Former Chairman of Board of Directors, resigned on May 19, 2021
Wendong Zhang		Former Independent Director, resigned on November 17, 2021

Biographical Information

Hua Li joined the Company as Chief Executive Officer on June 16, 2021, and assumed the role of a Director on the Board of Directors on January 1, 2022. Mr. Li brings nearly eight years of business and management experience. He previously served as the General Manager of Hangzhou Yi Yi Tai Di Information Technology Co., Ltd. Prior to that, Mr. Li served as the Deputy General Manager of Jiangsu Tongding Broadband Co., Ltd. Before that, he served as Beijing office director of Jiangsu Tongding Optoelectronic Co., Ltd. He was awarded the senior engineer qualification by Zhejiang Software Industry Association in 2021. Mr. Li obtained a diploma of Communication Technology from University of Electronic Science and Technology of China through Online education in 2017.

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

Dr. Lingrong Lu has more than twenty years of telecommunication industry experience. She worked in the Company for twelve years starting in 2002, taking various management role in R&D and product management in ONS, NGN and IPTV product lines; and rejoined the Company in September 2016. She is now managing Research & Development Department and Corporate IT. Prior to rejoining the Company, Dr. Lu served in Huawei Technologies, Carrier BG. In her early working experience (1999-2002), she worked in Nokia (ex. Lucent Technologies) in Singapore GTS and Shenzhen R&D center. Dr. Lu graduated from Zhejiang University in 1993 with Bachelor of Engineering, major in Electrical Engineering; and received Doctoral Degree in Electrical Engineering from same university in 2014.

Ning Shan serves as our chairman of the board since May 2021. Mr. Shan brings more than 30 years of experience in Telecommunication and Engineering Industries. He has held senior management positions in various entities, including Beijing Design Institute of Ministry of Post and Telecommunication, Design Institute of CMCC Group, and Datang Telecom Technology Industry Group. Before joining UTStarcom, he served as Vice Chairman of Hangzhou Yi Yi Tai Di Information Technology Co., Ltd. Mr. Shan received a bachelor’s degree in Telecommunications Engineering from Changchun College of Telecommunication (Jilin University) in 1984. He received an MBA degree in Information Communication Management from Norwegian BI and Fudan University in 2004 and received an EMBA degree from HEC Paris in 2007.

Sean Shao currently serves as independent director and chairman of the audit committee of 21Vianet Group, Inc. since August 2015, and independent director and chairman of the audit committee of UTStarcom Holdings Corp. since October 2012 and the chairman of the compensation committee of UTStarcom Holdings Corp. since September 2019. He also serves as independent director and chairman of the compensation committee of Luckin Coffee Inc. since September 2020 and as independent director and chairman of the audit committee from May 2019 to July 2020, respectively. He served as the chief financial officer and a Board member of Trina Solar Limited from 2006 to 2008 and from 2015 to 2017, respectively. In addition, Mr. Shao served from 2004 to 2006 as the chief financial officer of ChinaEdu Corporation and of Watchdata Technologies Ltd. Prior to that, Mr. Shao worked at Deloitte Touche Tohmatsu CPA Ltd. for approximately a decade. Mr. Shao received his master’s degree in health care administration from the University of California at Los Angeles in 1988 and his bachelor’s degree in art from East China Normal University in 1982. Mr. Shao is a member of the American Institute of Certified Public Accountants.

Dr. Jintong Lin serves as a director of the Company since September 2019. He also serves as an independent director of Comba Telelcom Systems Holding Co., Ltd. since 2012, Tongding Interconnection Information Co., Ltd. since 2017 and Huacan Opto-electronic Co., Ltd. Since 2020. Additionally, Dr. Lin is a director of Jiangsu Zhongtian Science and Technology Co., Ltd. Dr. Lin is currently a consulting professor at Beijing University of Posts and Telecommunications (BUPT). From 1993 through 2011, he served in a variety of positions at BUPT, including Professor, Vice-President and President. From 1990 to 1993, Dr. Lin was a researcher at King's College London. Before that, he was a visiting scholar and doctoral student at University of Southampton. Dr. Lin earned a bachelor degree in Physics from Peking University in 1969, a master degree in Optical Communication from BUPT in 1981 as well as a doctorate degree in Optoelectronics from University of Southampton in the United Kingdom.

Hao Zheng serves as the director since November 2021. Mr. Zheng received a professional degree of Master of Engineering in Project Management from Beijing Institute of Technology. Since November 2020, he has been the head of the asset management department of Beijing E-town International Investment Development Co., Ltd. (“BEIID”), in addition to his role as the head of BEIID’s general office since April 2019. Before that, he took various positions at the management committee of Beijing Economic-Technological Development Area.

Dr. Zhaochen Huang has served as the Chief Executive Officer and as a Director of the Company since January 1, 2021. Dr. Huang joined the Company since 2011 and brings more than thirty years of business and management expertise to the Company. He previously served as the Vice-President, Global Operations of the Company and the General Manager of UTStarcom India. Prior to that, Dr. Huang served various positions at Soliton Systems, K.K. including General Manager of Soliton Systems USA and VP of Research and Development of Soliton Systems Shanghai. Prior to that, Dr. Huang served at Secom Co., Ltd, and Nanjing Institute of Solid Device. He received the Ph.D. degree in Electrical and Electronics Engineering from Tokyo Institute of Technology. Mr. Huang resigned his CEO and Director position as of June 15, 2021 and December 31, 2021 respectively.

Xiaofeng (Steven) Chen has more than twenty years of experience in the telecom industry. Mr. Chen served as Senior Vice President of Marketing, Product & Supply Chain Management of the Company and has led the function since December 2020. Previously he served various management roles in product management, marketing and R&D. Before joining the Company in 2003, Mr. Chen served as leader of product marketing and technical at Hangzhou ECI Telecommunication Co. Ltd. He received an MBA degree from Zhejiang University in 2009 and a Bachelor of System Engineering from Xiamen University in 1995. Mr. Chen resigned in June 2021.

Yongqing Yan served as the chairman of the board since September 2019. Mr. Yan brought over 30 years of experience in communication and information technology encompassing the engineering, research and development management of communication equipment, sales and marketing management of large-scale communication enterprises, as well as strategic analysis and development of the telecommunications and internet industries. Mr. Yan holds a doctorate degree in Communication and Information Systems from Southeast University. Mr. Yan resigned his Chairman position as of May 19, 2021.

Wendong Zhang served as a director of the Company since November, 2017. Ms. Zhang received an MBA degree from the Graduate University of Chinese Academy of Sciences. She earned a bachelor’s degree in Economics at Minzu University of China. Ms. Zhang is experienced in the areas of investment and financial management, strategic management and organization restructuring. Since 2018, she has been the deputy general manager of Beijing E-town International Investment & Development Co., Ltd., and the leaders of its subsidiaries as well. Before that, she had various management roles at Beijing E-town, Orient Cultural Asset Management Co., Ltd. and Sheng Andi Investment Management Consulting Co., Ltd. Ms. Zhang resigned her Director position as of November 17, 2021.

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

B. Compensation

Compensation of Directors and Executive Officers

In 2021, we paid an aggregate of $897,630 in cash compensation and granted 849,890 Options and 95,586 restricted shares under our 2017 Plan to our directors and executive officers. In 2020, we paid an aggregate of $1,303,459 in cash compensation and granted 69,667 Options and 75,999 restricted shares under our 2017 Plan to our directors and executive officers.

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

The 2006 Equity incentive plan expired on December 31, 2016, and as of December 31, 2021, 1,590,693 ordinary shares available for grant under this plan were transferred to the 2017 equity incentive plan.

As of December 31, 2021, 1,694,582 shares underlying options and restricted stock awards and units were outstanding.

The following table summarizes significant ranges of outstanding and exercisable stock options as of December 31, 2021:

			Weighted
		Number of shares	Average	Weighted	Number of shares	Weighted
Range of		Outstanding	Remaining	Average	Exercisable	Average
Exercise Prices		as of 12/31/2021	Contractual Term	Exercise Price	as of 12/31/2021	Exercise Price
$1.07	$1.07	849,890	$6.92	$1.07	—	$—
$1.14	$1.14	580,528	$5.92	$1.14	290,261	$1.14
$2.24	$2.24	25,000	$0.45	$2.24	25,000	$2.24

As of December 31, 2021, we had total unvested restricted stock awards of approximately 0.2 million shares, with a weighted average grant date fair value of $2.39.

C. Board Practices

Our Board of Directors currently consists of five directors. We believe that three of the non-executive members of our Board of Directors are “independent directors” as that term is used in the NASDAQ corporate governance rules.

No shareholder has the contractual right to designate persons to be elected to our Board of Directors except BEIID. In accordance with the Stockholders Rights Agreement we entered into as of February 1, 2010 with BEIID, Mr. Hao Zheng has been appointed to our Board as the nominee of BEIID and as a Class II Director to serve on each committee of our Board of Directors. Notwithstanding the forgoing, our amended and restated memorandum and articles of association provide that directors will be elected upon a resolution passed at a duly convened shareholders meeting by holders of a majority of our outstanding shares being entitled to vote in person or by proxy at such meeting, to hold office until the expiration of their respective terms. There is no minimum shareholding or age limit requirement for qualification to serve as a member of our Board of Directors.

We have a staggered board that is divided into three classes, designated as Class I, consisting of one director, Class II, consisting of two directors, and Class III, consisting of two directors, with no more than one class eligible for reelection at any annual shareholder meeting, or AGM. The terms of our Class I and Class II directors and Class III will expire on the date of our next AGM. The division of our Board of Directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control. For information regarding when each of our current directors became a member of our Board of Directors, please see “Item 6. Directors, Senior Management and Employees-A. Directors and Senior Management.”

Board Committees and Related Functions

The principal standing committees of the Board of Directors are the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. We have adopted a charter for each of these committees. Each committee’s members and functions are described below.

Audit Committee

Our Audit Committee consists of Sean Shao, Jintong Lin and Hao Zheng, each of whom meets the independence standards of NASDAQ and the SEC. Sean Shao is the Chairman of our Audit Committee. Members of our Audit Committee meet the criteria for “independence” set forth in rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended, and the listing standards of the NASDAQ Stock Market; have not participated in the preparation of the consolidated financial statements of UTStarcom or any of its current subsidiaries at any time during the past three years; and are able to read and understand fundamental financial statements, including a company’s balance sheets, statements of comprehensive income, statements of changes in shareholders’ equity and statements of cash flow. Mr. Shao has been determined by the Board of Directors to qualify as an “audit committee financial expert” under applicable SEC and NASDAQ rules. The Audit Committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The Audit Committee, among other duties and responsibilities:

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

Compensation Committee

Our Compensation Committee consists of Sean Shao, Hao Zheng and Jintong Lin. Sean Shao is the Chairman of our Compensation Committee. The Compensation Committee, among other duties and responsibilities:

•
approves and oversees the total compensation package for our executives, including their base salaries, incentives, deferred compensation, equity-based compensation, benefits and perquisites;
•
reviews and approves corporate goals and objectives relevant to the compensation of our Chief Executive Officer, or the CEO, evaluate CEO performance, and determine CEO compensation based on this evaluation, (iii) review the CEO’s performance evaluation of all executive officers and approve pay decisions, (iv) review periodically and make recommendations to the Board of Directors regarding any equity or long-term compensation plans; and
•
administers these plans.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee consists of Jintong Lin, Hao Zheng and Sean Shao, each of whom meets the independence standards of NASDAQ and the SEC. Jintong Lin is the Chairman of our Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee’s responsibilities include the selection of director nominees for the Board and the development and annual review of our governance principles. The Nominating and Corporate Governance Committee, among other duties and responsibilities:

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

D. Employees

As of December 31, 2021, we had approximately 238 full-time employees worldwide. From time to time, we also employ part-time employees and hire contractors. Our employees are not represented by any collective bargaining agreement and we have never experienced a work stoppage. We believe that we have good employee relations. During 2021, we adopted a series of restructuring initiatives targeted at expenses controlling, as a result of which, we reduced our headcount from 299 in 2020 to 238 in 2021.

The following table sets forth information regarding our staff as of December 31, 2021:

Manufacturing and supply chain	76
Research and development	73
Marketing, sales and support	55
Administration and other support	34
Total	238

E. Share Ownership

The following table sets forth certain information with respect to beneficial ownership of our ordinary shares as of March 31, 2022 by:

•
Each current director;
•
Each current executive officer;
•
All of our current directors and executive officers as a group; and
•
Each person who is known to us to beneficially own more than 5% of our ordinary shares.

The percentage of shares beneficially owned and votes held by each listed person is based upon 36,469,058 ordinary shares outstanding as of March 31, 2022 together with options that are exercisable within 60 days from March 31, 2022 and shares issuable upon vesting of restricted shares within 60 days from March 31, 2022 for each shareholder. Beneficial ownership is determined in accordance with the rules of the SEC.

	Shares	Percent of
	Beneficially	Total
Name and Address of Beneficial Owner(1)	Owned (2)	Outstanding (2)
Directors and Executive Officers
Hua Li	*	*
Zhaochen Huang	*	*
Danjun (Dan) Xie	*	*
Lingrong Lu	*	*
Ning Shan	*	*
Sean Shao	*	*
Jintong Lin	*	*
Hao Zheng	*	*
All current directors and executive officers as a group	252,304	0.69%
Principal Shareholders
Tonghao (Cayman) Limited	12,700,000	34.82%
The Smart Soho International Limited(3)	5,000,000	13.71%
E-Town International Holding (Hong Kong) Co. Limited(4)	3,787,878	10.39%
Talent Transmission, Ltd.(3)	2,718,758	7.45%

* Less than 1%

(1)
Unless otherwise indicated, the address for all beneficial owners is c/o 4th Floor, South Wing, 368 Liuhe Road, Binjiang District, Hangzhou, P.R. China.
(2)
The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of March 31, 2022. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. Shares subject to options which are exercisable within 60 days of March 31, 2022 and shares underlying restricted share units that will vest within 60 days of March 31, 2022 are deemed to be outstanding and to be beneficially owned by the person holding such options or restricted share units for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person.
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

None of the shareholders known by us to beneficially own 5% or more of our outstanding shares as of March 31, 2022 have voting rights that are different from the voting rights of our other shareholders.

To our knowledge, except as disclosed above, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal person or persons, severally or jointly.

To our knowledge, there are no arrangements the operation of which may at a subsequent date result in us undergoing a change in control.

As of March 31, 2022, our directors and executive officers held options to purchase an aggregate of 133,166 ordinary shares under our existing equity incentive plans. The per share exercise prices of these options held by our directors and executive officers were $2.24, $1.14 and $1.07, respectively. And the expiration date of such options was on January 29, 2023, November 30, 2027 and November 30, 2028, respectively. In addition, as of March 31, 2021, our directors and executive officers held 115,332 restricted shares, 3,806 restricted share units issuable upon vesting.

ITEM 7-MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

a.
Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees-E. Share Ownership.”

b.
Related Party Transactions

On September 3, 2019, Tonghao Cayman acquired an additional 9,200,000 Ordinary Shares from the Company’s former shareholders and became the largest shareholder of the Company. Tongding Interconnection Information Co., Ltd. (“TDI”) is the parent company of the Tonghao Cayman. We had sales transactions with TDI in the amount of nil, $13,000 and $49,000 in 2021, 2020 and 2019, respectively.

c.
Interests of Experts and Counsel

Not Applicable.

ITEM 8-FINANCIAL INFORMATION

a.
Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” for our audited consolidated financial statements filed as part of this Annual Report on Form 20-F.

Legal Proceedings

Other than described below, we are currently not a party to any material legal or administrative proceedings, and we are not aware of threatened material legal or administrative proceedings against us. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.

On August 25, 2021, Triumph IP LLC (the “Plaintiff”) filed a complaint for patent infringement against UTStarcom Inc. We did not serve an answer to such complaint. On November 16, 2021, the Clerk of the District Court for the District of Delaware entered a default judgment against us. The Plaintiff has not claimed the damages amount, which is required for enforcement of the judgment. We are not aware of any progress after the entry of the default judgment, and currently cannot reasonably estimate the potential losses.

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

b.
Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9-THE OFFER AND LISTING

a.
Offer and Listing Details

Our ordinary shares are traded on NASDAQ under the ticker symbol “UTSI,” under which UTStarcom, Inc.’s common stock has traded since its initial public offering on March 2, 2000.

	High	Low
Annual highs and lows
2017	$6.51	$1.69
2018	$6.50	$2.59
2019	$4.11	$2.43
2020	$2.95	$0.82
2021	$2.34	$0.75
Quarterly highs and lows
Second Quarter 2020	$2.24	$1.57
Third Quarter 2020	$2.09	$0.98
Fourth Quarter 2020	$2.54	$0.82
First Quarter 2021	$2.34	$1.26
Second Quarter 2021	$2.03	$1.10
Third Quarter 2021	$2.00	$1.10
Fourth Quarter 2021	$1.34	$0.75
First Quarter 2022	$0.99	$0.68
Monthly highs and lows
September 2021	$1.35	$1.11
October 2021	$1.34	$1.06
November 2021	$1.31	$1.07
December 2021	$1.12	$0.75
January 2022	$0.99	$0.80
February 2022	$0.93	$0.74
March 2022	$0.90	$0.68

b.
Plan of Distribution

Not Applicable.

c.
Markets

Our ordinary shares are traded on NASDAQ under the ticker symbol “UTSI,” under which UTStarcom, Inc.’s common stock has traded since its initial public offering on March 2, 2000.

d.
Selling Shareholders

Not Applicable.

e.
Dilution

Not Applicable.

f.
Expenses of the Issue

Not Applicable.

ITEM 10-ADDITIONAL INFORMATION

a.
Share Capital

Not Applicable.

b.
Memorandum and Articles of Association

The following description of the material terms of UTStarcom’s shares includes a summary of specified provisions of the memorandum of association and articles of association of UTStarcom. This description is qualified by reference to the memorandum of association and articles of association of UTStarcom.

Authorized Share Capital

UTStarcom is authorized to issue 250,000,000 ordinary shares of a nominal or par value of US$0.00375 each and 5,000,000 preference shares of a nominal or par value of US$0.00125 each. The ordinary shares and preference shares may be issued from time to time at the discretion of its Board of Directors without shareholder approval. The Board of Directors of UTStarcom is authorized to issue these shares in different classes and series and, with respect to each class or series, to determine the designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers and rights associated with the ordinary shares, at such times and on such other terms as they think proper.

As of the close of business on March 31, 2022, UTStarcom had 36,113,940 ordinary share outstanding and no preference shares outstanding.

The rights, privileges, restrictions or conditions attaching to a class of shares may not be modified other than with the approval of the holders of such class, voting separately as a class.

Register of Members

Under Cayman Islands law, a share in a Cayman Islands company is duly issued only when the name of the shareholder is entered in the register of members of a company, and the register of members is by statute regarded as prima facie evidence of the shareholders of a company. A person becomes a shareholder of a Cayman Islands company, and is therefore able to benefit from the rights attaching to such shares, only on the date that such person is entered on the register of members. No consents or approvals are required by Cayman Islands law from any governmental authorities or agencies or other official bodies in the Cayman Islands in connection with updating the register of members of UTStarcom.

Voting

Holders of UTStarcom ordinary shares are entitled to receive notice of any meeting of shareholders and to one vote for each share held of record on all matters at all meetings of shareholders, except at a meeting where holders of a particular class or series of shares are entitled to vote separately. UTStarcom’s ordinary shareholders have no cumulative voting rights. UTStarcom’s Board of Directors consists of three classes of directors, with each class of directors elected for three-year terms and one class coming up for election by the shareholders each year. UTStarcom’s shareholders take action by a majority of votes cast, unless otherwise provided by the Companies Law or UTStarcom’s memorandum of association or articles of association.

Under the Companies Law, some matters, such as changing UTStarcom’s name, altering or adding to UTStarcom’s memorandum of association or articles of association or reducing UTStarcom’s share capital and any capital redemption reserve require the approval of shareholders by a special resolution. A special resolution is a resolution that is either (a) passed by a majority of not less than two-thirds of shareholders as, being entitled to do so, vote in person or by proxy at a general meeting or (b) that is signed by all the shareholders entitled to vote on that resolution.

Changes to Rights of a Class or Series

Under UTStarcom’s articles of association, if at any time UTStarcom’s share capital is divided into different classes of shares, unless otherwise provided by the terms of issue of the shares of that class, the rights attaching to any class may only be changed by a consent in writing of the holders of a majority of the issued shares of that class or with the sanction of a resolution passed by the holders of at least a majority of the shares of the class present in person or by proxy at a separate general meeting of the holders of the shares of the class. At such a separate general meeting, the quorum shall be at least one person holding or representing by proxy a majority of the issued shares of the class. Any holder of shares of the class present in person or by proxy at such meeting may demand a poll.

Quorum for General Meetings

No business of UTStarcom can be transacted at any general meeting unless a quorum of members is present at the time when the meeting proceeds to business. A quorum of shareholders is present at a meeting of UTStarcom shareholders regardless of the number of persons actually present at the meeting if the holders of a majority of all voting share capital of UTStarcom in issue and entitled to vote at the meeting are present in person or represented by proxy.

Special Meetings of Stockholders/Shareholders

An extraordinary general meeting of UTStarcom may be called only by the board of directors, the chairperson of the board, the president, or one or more shareholders in the aggregate entitled to cast not less than 50% the votes at the meeting.

Dividend Rights

Subject to the preferences, limitations and relative rights of holders of UTStarcom’s preference shares, UTStarcom’s Board of Directors may, from time to time, declare dividends on the shares issued and authorize payment of the dividends out of UTStarcom’s lawfully available funds.

Rights Upon Liquidation

Upon the winding up of UTStarcom, after creditors of the corporation have been paid in full, the assets shall be distributed to, or the losses shall be borne by the shareholders of UTStarcom in proportion to the par value of the shares held by them at the commencement of the winding up (up to the amount paid in shares by each shareholder, respectively).

No Liability for Further Calls or Assessments

The UTStarcom ordinary shares are duly and validly issued, fully paid and non-assessable.

No Preemptive Rights

UTStarcom shareholders have no preemptive rights to subscribe for or purchase any additional securities issued by UTStarcom.

Redemption of Ordinary Shares

UTStarcom may (i) issue shares on terms that they are to be redeemed or are liable to be redeemed at the option of UTStarcom or the shareholder on such terms and in such manner as the Board of Directors of UTStarcom may, before the issue of the shares, determine and Cayman Islands law; (ii) purchase its own shares, including any redeemable shares, in accordance with the articles of association; or (iii) make a payment in respect of the redemption or purchase of its own shares otherwise than out of profits or the proceeds of a fresh issue of shares.

Restrictions on Transfer

UTStarcom’s share register is determinative of membership in UTStarcom. A written instrument of transfer is required under the Companies Law in order to register on UTStarcom’s register of members any transfer of shares. The articles of association of UTStarcom further provide that such written instrument of transfer shall be executed by both the transferee and the transferor of the shares. The articles of association of UTStarcom also provide that the Board of Directors of UTStarcom may also decline to register any transfer of shares unless: (a) a fee of such amount the Board of Directors of UTStarcom may determine to be payable is paid to UTStarcom; (b) the instrument of transfer is in the instrument of transfer is in respect of only one class of share; (c) the instrument of transfer is lodged with UTStarcom along with the certificate for the shares to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer; and (d) the instrument of transfer is properly signed.

Transfer Agent

The transfer agent and registrar for UTStarcom’s ordinary shares is expected to be Computershare Trust Company, N.A.

Anti-Takeover Provisions

UTStarcom does not have a shareholder rights plan.

Special Vote Required for Combinations with Interested Stockholders/Shareholders

The Companies Law provides that when an offer is made for shares of any class or series of a Cayman Islands company and, within four months of the offer, the holders of not less than 90% of those such class or series accept the offer, the offeror may, for two months after that four-month period, require the remaining shareholders of the relevant class or series to transfer their shares on the same terms as the original offer. In those circumstances, nontendering shareholders will be compelled to sell their shares, unless within one month from the date on which the notice to compulsorily acquire was given to the nontendering shareholder, the nontendering shareholder is able to convince a Cayman Islands court to order otherwise.

Authorization of a merger or consolidation requires: (a) adoption of a special resolution of each constituent company and (b) such other authorization, if any, as may be specified in each such company’s constitutive documents. In addition, the consent of each holder of a fixed or floating security of a constituent company must be obtained, unless the court waives such requirement.

Under UTStarcom’s articles of association and the Companies Law, there is no requirement for shareholder approval for a sale of all or substantially all of UTStarcom’s assets.

Stockholder/Shareholder Consent to Action Without Meeting

UTStarcom’s articles of association provide that, other than a special resolution effected by a unanimous written resolution, written resolutions of the shareholders are not permitted. A special resolution is a resolution that is either (a) passed by a majority of not less than two-thirds of shareholders as, being entitled to do so, vote in person or by proxy at a general meeting, or (b) signed by all the shareholders entitled to vote on that resolution.

Distributions and Dividends; Repurchases and Redemptions

Under the Companies Law, the board of directors may declare the payment of dividends to holders of ordinary shares out of UTStarcom’s (1) profits available for distribution, or (2) “share premium account,” which represents the excess of the price paid to UTStarcom on the issue of its shares over the par or “nominal” value of those shares and is similar to the U.S. law concept of additional paid in capital.

However, no dividends may be paid if, after payment, UTStarcom would not be able to pay its debts as they come due in the ordinary course of business.

Dividends on ordinary shares, if any, are at the discretion of the directors and depend on, among other things, UTStarcom’s results of operations, cash requirements and surplus, financial condition, contractual restrictions and other factors that the directors deem relevant, as well as UTStarcom’s ability to pay dividends in compliance with the Companies Law. Under the Companies Law, UTStarcom is not required to present proposed dividends or distributions to its shareholders for approval or adoption. UTStarcom may pay dividends in any currency.

The directors are also entitled to issue shares with preferred rights to participate in dividends declared by UTStarcom. The holders of such preference shares may, depending on their terms, rank senior to the ordinary shares with respect to dividends.

Under the Companies Law, shares of a Cayman Islands company may be redeemed or repurchased out of profits of the company, out of the proceeds of a fresh issue of shares made for that purpose or out of capital, provided the company’s articles authorize this and it has the ability to pay its debts as they come due in the ordinary course of business.

UTStarcom’s articles of association provide that the company may make a payment in respect of the redemption or purchase of its own shares otherwise than out of profits or the proceeds of a fresh issue of shares.

Removal of Directors; Terms of Directors

UTStarcom’s articles of association provide that the board of directors consists of three classes of directors, with each class of directors elected for three-year terms and one class coming up for election by the shareholders each year.

Under UTStarcom’s articles of association, a director may be removed from office by special resolution for negligence or other reasonable cause at any time before the expiration of his term.

A vacancy on the board of directors created by the removal of a director (other than a vacancy caused by the removal of a director appointed by the holders of any series of preference shares, if any) may be filled by the election or appointment by ordinary resolution at the meeting at which such director is removed.

Inspection of Books and Records

Shareholders of a Cayman Islands company do not have any general rights to inspect or obtain copies of the list of shareholders or corporate records of a company (other than the register of mortgages and charges). UTStarcom’s articles of association provide that, other than the right to examine a list of shareholders entitled to vote at a general meeting of shareholders for any purpose germane to the meeting during ordinary business hours for a period of at least ten (10) days prior to the meeting or during such meeting, no member (not being a director) shall have any right of inspecting any account or book or document of the company. Under UTStarcom’s articles of association, the directors have the discretion as to whether, to what extent, when, where and under what conditions or regulations the accounts and books of the company or any of them shall be open to the inspection of members who are not directors.

The Companies Law requires that the register of mortgages and charges of a corporation be open to inspection by any shareholder or creditor of the company at all reasonable times.

Amendment of Governing Documents

The Companies Law and UTStarcom’s articles of association provide that UTStarcom’s memorandum of association and articles of association may only be amended by passing a special resolution of its shareholders to effect such amendment.

Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company may indemnify its directors, officers, employees and agents except to the extent that such provision may be held by the Cayman Islands courts to be contrary to the public policy.

UTStarcom’s articles of association provide that UTStarcom shall indemnify every current or former director and officer of the company or predecessor to the company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud or willful default. No person shall be found to have committed actual fraud or willful default under this provision unless or until a court of competent jurisdiction shall have made a finding to that effect.

Under UTStarcom’s articles of association, the company shall advance to each current or former director of the company or predecessor to the company reasonable attorneys’ fees and other costs and expenses incurred in connection with the defense of any action, suit, proceeding or investigation involving such person for which indemnity will or could be sought provided that such person executes an undertaking to repay the advanced amount to the company if it is determined ultimately that those individuals are not entitled to be indemnified. If such person was not entitled to indemnification with respect to such judgment, costs or expenses, then such person shall not be indemnified with respect to such judgment, costs or expenses and any advancement shall be returned to the company (without interest) by such person.

Limited Liability of Directors

Cayman Islands law, in certain circumstances, permits a company to limit the liability of a director to the company. A Cayman Islands court will enforce such a limitation except to the extent that enforcement of the relevant provision may be held to be contrary to public policy.

UTStarcom’s articles of association provide that no current or former director and officer of the company shall be liable to the company for any loss or damage incurred by the company as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud or willful default of such person. No person shall be found to have committed actual fraud or willful default under this provision unless or until a court of competent jurisdiction shall have made a finding to that effect.

Stockholder/Shareholder Lawsuits

In the Cayman Islands, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. In certain limited circumstances, a shareholder may be entitled to bring a derivative action on behalf of UTStarcom. However, the consideration of such suits has been limited. In this regard, the Cayman Islands courts ordinarily would permit a claim to be brought by a minority shareholder, in respect of a cause of action vested in a Cayman Islands company, in the name of and seeking relief on behalf of the company only (1) in respect of a cause of action arising from an actual or proposed act or omission involving negligence, default, breach of duty or breach of trust by a director of a company; (2) where the act complained of is illegal or alleged to constitute a fraud against the company or against any minority shareholder; or (3) where the act is beyond the corporate power of the company or otherwise requires approval by a greater percentage of the company’s shareholders than actually approved it; and, in each case, where the act complained of is not capable of subsequent ratification by any majority of the company’s shareholders at a general meeting. The cause of action may be against the director, another person or both.

A shareholder may also be permitted to bring an action in his or her own name against a Cayman Islands company, a director or any other person in respect of any direct loss suffered by such shareholder as a result of any negligence, default, breach of duty or breach of trust. In any such action, however, a loss suffered by the company will not be regarded as a direct loss suffered by the individual shareholder. A shareholder may also be permitted to bring an action on the basis that the company’s affairs are being, or have been, conducted in a manner that is unfairly prejudicial to the interests of shareholders generally or to some shareholders in particular.

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

f.
Dividends and Paying Agents

Not Applicable.

g.
Statement by Experts

Not Applicable.

h.
Documents on Display

The documents concerning our Company referred to in this document and required to be made available to the public are available at the offices of UTStarcom Holdings Corp. at 4th Floor, South Wing, 368 Liuhe Road, Binjiang District, Hangzhou, P.R. China

In addition, we previously filed with the SEC our registration statement on Form F-4 (Registration No. 333-173828, as amended) and prospectus under the Securities Act, with respect to our ordinary shares.

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

We maintain an investment portfolio of various holdings, types and maturities. We do not use derivative financial instruments. We place our cash investments in instruments that meet high credit quality standards, as specified in our investment policy guidelines. Our policy is to limit the risk of principal loss and to ensure the safety of invested funds by generally attempting to limit market risk. Our cash and cash equivalents are not subject to significant interest rate risk due to the short maturities of these instruments. As of December 31, 2021, the carrying value of our cash and cash equivalents approximated fair value. As of December 31, 2021, approximately $28.6 million, $12.2 million, $8.3 million and $3.7 million were held by subsidiaries in India, China, Japan and US.

The table below represents carrying amounts and related weighted-average interest rates of our investment portfolio at December 31, 2021 and 2020:

	December 31,
	2021	2020
	(in thousands)
Cash and cash equivalents	$53,797	$34,221
Average interest rate	1.49%	1.63%
Restricted cash short-term	$10,076	$12,088
Average interest rate	2.38%	2.89%
Short-term investments	$108	$2,158
Average interest rate	—%	—%
Restricted cash long-term	$2,403	$2,079
Average interest rate	4.00%	3.88%
Total investment securities	$66,384	$50,546
Average interest rate	1.71%	1.96%

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

In 2021, the majority of our foreign-currency denominated sales have been made in Japan, denominated in Japanese yen. The balance of our cash and cash equivalents held in Japanese Yen was $3.9 million at December 31, 2021. Historically, the exchange rate between Japanese Yen and U.S. dollar has been volatile. Additionally, the majority of our expenses are denominated in RMB. Due to China’s currency exchange control regulations, we are limited in our ability to convert and repatriate RMB, as well as in our ability to engage in foreign currency hedging activities in China. The balance of our cash and cash equivalents held in RMB was $6.1 million at December 31, 2021. Since China unpegged the RMB from the U.S. dollar in July 2005 through December 31, 2021, the RMB has appreciated by approximately 29.9% versus the U.S. dollar. We also made significant sales in Indian rupees in 2021, 2020 and 2019.

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

ITEM 15-CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our CEO and our Vice President of Global Finance, has performed an evaluation of the effectiveness of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act as of the end of the period covered by this report. Based upon that evaluation, our management has concluded that, as of December 31, 2021, our disclosure controls and procedures were ineffective because of the material weakness described below under “Management’s Annual Report on Internal Control over Financial Reporting.” We continue to undertake remedial steps to address the material weaknesses in our disclosure controls and procedures as set forth below under “Management’s Plan for Remediation of Material Weaknesses.”

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

As required by Section 404 of the Sarbanes Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management, including our chief executive officer and Vice President of Global Finance, assessed the effectiveness of internal control over financial reporting as of December 31, 2021 using the criteria set forth in the report “Internal Control-Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon that evaluation, our management has concluded that, as of December 31, 2021, our disclosure controls and procedures were ineffective.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. As a result of management’s evaluation of our internal control over financial reporting, the following material weakness in our internal control over financial reporting was identified as of December 31, 2021.

(i)
The Company did not have sufficient resources with an appropriate level of knowledge and experience in U.S. GAAP to properly account for complex accounting issues under U.S. GAAP. Complex issues such as investment accounting, impairment assessment and loss contract reserve may not be accounted for properly in the future.

The material weakness described above may result in misstatement of the Company’s consolidated financial statements that would result in a material misstatement to the Company’s quarterly or annual consolidated financial statements that would not be prevented or detected. As a result of the material weakness, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2021.

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

ITEM 16C-PRINCIPAL ACCOUNTANT FEES AND SERVICES

Disclosure of Fees Charged by Independent Accountants

The aggregate fees billed for professional accounting services by Grant Thornton for the fiscal year ended December 31, 2021 and 2020 are as follows:

	Years Ended
	December 31,
	2021	2020
	(in thousands)
Audit fees(1)	$432	$414
Audit-related fees(2)	—	—
Tax fees(3)	—	—
Total	$432	$414

(1)
Audit fees are fees for professional services rendered for the audit of our consolidated financial statements, for review of interim consolidated financial information included in quarterly reports or earnings releases, and for services that are normally provided by Grant Thornton in connection with statutory and regulatory filings or engagements in 2021 and 2020.
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

ITEM 16D-EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E-PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On November 12, 2014, our Board of Directors approved a share repurchase program of up to $40 million of our outstanding shares over the next 24 months, and subsequently extended to November 2018 approved by our Board of Directors. On November 4, 2018, our Board of Directors approved for extension of the repurchase plan to November 2019. In September 2019, the Board has approved to extend two additional years. In September 2021, the Company's Board of Directors approved to extend this program to March 2022. In March 2022, the Board approved an extension for this program to the end of March 2023. During the repurchase program period, we will maintain flexibility to turn the program to an accelerated repurchase program and/or a cash tender offer, and we are not obligated to make repurchases at any specific time or situation. Our Board of Directors will review the share repurchase program periodically and may authorize adjustment of its terms and size accordingly. We plan to fund any share repurchases made under this program from our available cash balance. Purchases under the program are as follows:

			Total number of	Maximum
			shares (or units)	approximate dollar
	Total Number of		purchased as part of	value that may yet
	shares (or Units)	Average price paid	publicly announced	be purchased under
Period	purchased	per share (or unit)	plans or programs	the Plans
December 2014	166,421	$2.63	166,421	$39,561,613
January 2015	207,272	$2.90	373,693	$38,960,627
February 2015	191,685	$2.75	565,378	$38,434,451
March 2015	150,038	$2.68	715,416	$38,032,006
April 2015	142,696	$2.65	858,112	$37,654,473
May 2015	27,443	$2.17	885,555	$37,594,886
June 2015	328,703	$2.01	1,214,258	$36,935,426
July 2015	156,320	$1.91	1,370,578	$36,636,344
August 2015	145,975	$1.95	1,516,553	$36,352,399
September 2015	103,300	$2.02	1,619,853	$36,143,984
October 2015	55,500	$2.22	1,675,353	$36,020,775
November 2015	21,370	$2.20	1,696,723	$35,973,850
December 2015	33,000	$2.20	1,729,723	$35,901,220
January 2016	165,392	$2.20	1,895,115	$35,538,178
February 2016	80,660	$2.12	1,975,775	$35,367,443
March 2016	176,386	$2.01	2,152,161	$35,012,890
April 2016	505,593	$1.80	2,657,754	$34,102,109
May 2016	390,648	$2.02	3,048,402	$33,313,145
June 2016	146,542	$1.99	3,195,944	$33,021,480
July 2016	76,210	$1.93	3,271,154	$32,874,525
August 2016	239,104	$2.05	3,510,258	$32,384,860
September 2016	36,500	$2.16	3,546,758	$32,306,056
October 2016	—	—	3,546,758	$32,306,056
November 2016	112,200	$1.98	3,658,958	$32,083,499
December 2016	125,420	$1.98	3,784,378	$31,835,274
January 2017	12,380	$1.99	3,796,758	$31,810,649
February 2017	—	—	3,796,758	$31,810,649
March 2017	60,359	$1.89	3,857,117	$31,696,485
April 2017	—	—	3,857,117	$31,696,485
May 2017	—	—	3,857,117	$31,696,485
June 2017	—	—	3,857,117	$31,696,485
July 2017	—	—	3,857,117	$31,696,485
August 2017	—	—	3,857,117	$31,696,485
September 2017	—	—	3,857,117	$31,696,485
October 2017	—	—	3,857,117	$31,696,485
November 2017	—	—	3,857,117	$31,696,485
December 2017	—	—	3,857,117	$31,696,485
January 2018	—	—	3,857,117	$31,696,485
February 2018	—	—	3,857,117	$31,696,485
March 2018	—	—	3,857,117	$31,696,485
April 2018	76,940	$4.91	3,934,057	$31,318,604
May 2018	66,660	$4.90	4,000,717	$30,992,244
June 2018	99,742	$4.31	4,100,459	$30,561,925
July 2018	77,661	$3.98	4,178,120	$30,252,886
August 2018	91,763	$3.73	4,269,883	$29,910,383
September 2018	60,802	$3.83	4,330,685	$29,677,303
October 2018	74,391	$3.90	4,405,076	$29,387,290
November 2018	—	—	4,405,076	$29,387,290
December 2018	75,806	$2.85	4,480,882	$29,171,485
January 2019	60,942	$3.14	4,541,824	$28,980,292
February 2019	4,875	$3.46	4,546,699	$28,963,424
March 2019	—	—	4,546,699	$28,963,424
April 2019	56,772	$3.39	4,603,471	$28,770,717
May 2019	77,420	$3.28	4,680,891	$28,516,626
June 2019	62,461	$3.13	4,743,352	$28,321,171

July 2019	28,559	$3.10	4,771,911	$28,232,705
August 2019	37,827	$2.92	4,809,738	$28,232,702
September 2019	—	—	4,809,738	$28,232,702
October 2019	—	—	4,809,738	$28,232,702
November 2019	—	—	4,809,738	$28,232,702
December 2019	—	—	4,809,738	$28,232,702
January 2020	700	$2.78	4,810,438	$28,230,756
February 2020	17,827	$2.65	4,828,265	$28,183,547
March 2020	25,167	$2.38	4,853,432	$28,123,762
April 2020	6,900	$1.71	4,860,332	$28,111,993
May 2020	2,016	$1.78	4,862,348	$28,108,414
June 2020	18,832	$1.76	4,881,180	$28,075,271
July 2020	80,808	$1.71	4,961,988	$27,936,878
August 2020	47,081	$1.66	5,009,069	$27,858,745
September 2020	—	—	5,009,069	$27,858,745
October 2020	—	—	5,009,069	$27,858,745
November 2020	—	—	5,009,069	$27,858,745
December 2020	—	—	5,009,069	$27,858,745
January 2021	—	—	5,009,069	$27,858,745
February 2021	—	—	5,009,069	$27,858,745
March 2021	—	—	5,009,069	$27,858,745
April 2021	—	—	5,009,069	$27,858,745
May 2021	—	—	5,009,069	$27,858,745
June 2021	—	—	5,009,069	$27,858,745
July 2021	—	—	5,009,069	$27,858,745
August 2021	—	—	5,009,069	$27,858,745
September 2021	—	—	5,009,069	$27,858,745
October 2021	—	—	5,009,069	$27,858,745
November 2021	—	—	5,009,069	$27,858,745
December 2021	—	—	5,009,069	$27,858,745
January 2022	11,399	$0.92	5,020,468	$27,848,288
February 2022	—	—	5,020,468	$27,848,288
March 2022	—	—	5,020,468	$27,848,288

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

NASDAQ Marketplace Rule 5620(a) requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year end. However, NASDAQ Marketplace Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement. We follow home country practice with respect to annual meetings and did not hold an annual shareholder meeting in 2021. Our Cayman Islands counsel has provided a letter to NASDAQ certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

ITEM 16H-MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16I-Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not Applicable.

PART III

ITEM 17-FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18-FINANCIAL STATEMENTS

The audited consolidated financial statements of UTStarcom Holdings Corp. and its subsidiaries are included at the end of this Annual Report.

ITEM 19-EXHIBITS

Exhibit Number	Description	Form	Incorporated by Reference From Exhibit Number	Date Filed
1.1	Amended and Restated Memorandum and Articles of Association.	20-F	1.1	4/26/2013
2.1	Description of share capital of the Registrant (incorporated herein by reference to (i) the sections titled “Description of Capital Stock” in the Registrant’s registration statement on Form S-1(File No. 333-93069), as amended, including any form of prospectus contained therein pursuant to Rule 424(b) under the Securities Act of 1933 and	S-1	—	Initially filed on, 12/20/1999
	(ii) the Registrant’s registration statement on Form 8-A (File No. 000-29661)	Form 8-A	—	2/23/2000
4.1	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 of Form F-4 (File No. 333-173828) filed with the SEC on May 2, 2011.	F-4	10.1	5/02/2011
4.2	Stockholder Rights Agreement, made as of February 1, 2010, by and between UTStarcom, Inc. and Beijing E-town International Investment and Development Co., Ltd.	8-K	4.1	2/4/2010
4.3	2006 Equity Incentive Plan, as adopted on July 21, 2006.	S-8/A	4.1	3/10/2020
4.4	2017 Equity Incentive Plan, as adopted on January 1, 2017.	S-8/A	4.1	3/10/2020
4.5	Form of Stock Option Award Agreement for use under 2017 Equity Incentive Plan.	20-F	4.5	4/17/2019
4.6	Form of Stock Option Agreement for Directors and Officers for use under the 2017 Equity Incentive Plan.	20-F	4.6	4/17/2019
4.7	Form of Notice of Grant of Restricted Stock for use under the 2017 Equity Incentive Plan.	20-F	4.7	4/17/2019
4.8	Form of Notice of Grant of Restricted Stock Units for use under the 2017 Equity Incentive Plan.	20-F	4.8	4/17/2019
4.9	Form of Notice of Grant of Performance Shares for use under the 2017 Equity Incentive Plan.	20-F	4.9	4/17/2019
4.10	Form of Notice of Grant of Performance Units for use under the 2017 Equity Incentive Plan.	20-F	4.10	4/17/2019
4.11	UTStarcom, Inc. Amended and Restated Executive Involuntary Termination Severance Pay Plan.	10-Q	10.2	5/8/2009
4.12	Letter dated November 13, 2017 from GHP Horwath, P.C.	20-F	4.14	11/14/2017
4.13	Letter dated November 14, 2017 from Crowe Horwath LLP	20-F	4.15	11/14/2017
8.1	Subsidiaries of UTStarcom Holdings Corp.	Filed herewith	—	—
12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—
12.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—
13.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—
13.2	Certification of Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—
15.1	Consent of Grant Thornton	Filed herewith
101.INS	Inline XBRL Instance Document	Filed herewith
101.SCH	Inline XBRL Taxonomy Extension Schema Document	Filed herewith
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document	Filed herewith
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document	Filed herewith
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document	Filed herewith

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document	Filed herewith
104	The cover page for the Company's Annual Report on Form 20-F for the year ended December 31, 2021, has been formatted in Inline XBRL and contained in Exhibit 101	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

UTSTARCOM HOLDINGS CORP.

Date: April 26, 2022	By:	/s/ Hua Li
		Name:	Hua Li
		Title:	Chief Executive Officer

UTSTARCOM HOLDINGS CORP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of UTStarcom Holdings Corp.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of UTStarcom Holdings Corp. and subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2021, and the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

Valuation of accounts receivable

As disclosed in Note 2 to the consolidated financial statements, management estimates the lifetime expected credit losses for accounts receivable with similar risk characteristics on a pool basis after considering the historical collection information and the historical distribution of each aging bucket (“provision matrix”) of respective accounts receivable, and adjusted for the forward-looking information.

We identified the valuation of accounts receivable as a critical audit matter.

The principal considerations for our determination that the valuation of accounts receivable is a critical audit matter are that (i) the accounts receivable are significant to the Company’s financial position, which amounted to USD27.4 million and represented 25.3% of the Company’s total assets and (ii) the involvement of significant subjective judgment and estimate by management in evaluating the impact of the interaction among the various input factors in order to determine the amount of current expected credit losses (“CECL”) of the Company’s accounts receivable at December 31, 2021. These considerations require a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management’s estimation of CECL.

Our audit procedures in relation to the valuation of accounts receivable included the following, among others:

•
confirming accounts receivable balances with customers on a sample basis;
•
obtaining an understanding and evaluating the design of controls over the Company’s valuation of accounts receivable;
•
obtaining an understanding of management’s process and methodology used to develop the estimate of CECL;
•
testing the completeness, accuracy and relevance of underlying data used in the models, including historical and current data in estimating the expected loss rate at December 31, 2021;
•
evaluating the reasonableness of significant assumptions used by management related to portfolio composition in the provision matrix;
•
evaluating management’s assumptions related to the expected loss rates including if significant assumptions used by management were reasonable considering the historical default rates with appropriateness of historical period selection, historical credit loss experience and other relevant data;
•
searching public information for the operating and financial conditions of key customers; and
•
performing a retrospective review of accounts receivable by comparing subsequent actual credit losses with historical estimates to evaluate management’s ability to reasonably estimate the allowance.

/s/ GRANT THORNTON

We have served as the Company’s auditor since 2017.

Shanghai, China

April 26, 2022

UTSTARCOM HOLDINGS CORP.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	December 31,	December 31,
	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	$53,797	$34,221
Short-term investments	—	2,100
Notes receivable	108	58
Accounts receivable, net of allowances for credit losses of $6,631 and $15,982 in 2021 and 2020, respectively	27,445	49,623
Inventories	1,537	6,695
Deferred costs	19	12
Prepaid and other current assets	4,811	5,108
Short-term restricted cash	10,076	12,088
Total current assets	97,793	109,905
Property, plant and equipment, net	602	620
Operating lease right-of-use assets, net	4,734	1,183
Long-term investments	—	—
Deferred tax assets	2,131	4,271
Long-term restricted cash	2,403	2,079
Other long-term assets	616	666
Total assets	108,279	118,724
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$19,031	$25,120
Income taxes payable	8,787	5,934
Customer advances	231	391
Deferred revenue	80	410
Operating lease liabilities, current	1,411	1,217
Employee payroll and compensation	2,514	2,925
Other current liabilities	3,373	4,045
Total current liabilities	35,427	40,042
Long-term deferred revenue	26	25
Operating lease liabilities, non-current	3,496	256
Other long-term liabilities	979	1,000
Total liabilities	39,928	41,323
Commitments and contingencies (Note 7)
Shareholders’ equity:
Ordinary shares: $0.00375 par value; 250,000 authorized shares; 41,123 and 40,907 shares issued at December 31, 2021 and December 31, 2020, respectively; 36,114 and 35,898 shares outstanding at December 31, 2021 and December 31, 2020, respectively	$123	$123
Additional paid-in capital	1,266,822	1,266,318
Treasury stock, at cost: 5,009 and 5,009 shares at December 31, 2021 and December 31, 2020, respectively	(12,322)	(12,322)
Accumulated deficit	(1,246,207)	(1,240,379)
Accumulated other comprehensive income	59,935	63,661
Total shareholders’ equity	68,351	77,401
Total liabilities and shareholders' equity	$108,279	$118,724

See accompanying notes to consolidated financial statements

UTSTARCOM HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands, except per share data)

	Years ended December 31,
	2021	2020	2019
Net sales (1)
Products	$2,323	$12,385	$43,722
Services	13,598	11,925	21,901
	15,921	24,310	65,623
Cost of net sales
Products	6,681	11,148	29,566
Services	10,315	9,633	11,900
	16,996	20,781	41,466
Gross profit (loss)	(1,075)	3,529	24,157
Operating expenses:
Selling, general and administrative (2)	(2,642)	18,689	15,827
Research and development	6,886	8,083	14,467
Total operating expenses	4,244	26,772	30,294
Operating loss	(5,319)	(23,243)	(6,137)
Interest income	1,136	990	1,337
Interest expense	—	(10)	(16)
Other income (expense), net	1,649	(2,166)	872
Investment impairment	—	(1,029)	—
Loss before income taxes	(2,534)	(25,458)	(3,944)
Income tax benefit (expense)	(3,294)	1,782	31
Net loss	$(5,828)	$(23,676)	$(3,913)
Net loss per share Basic	$(0.16)	$(0.66)	$(0.11)
Net loss per share Diluted	$(0.16)	$(0.66)	$(0.11)
Weighted average shares outstanding-Basic	36,027	35,881	35,556
Weighted average shares outstanding-Diluted	36,027	35,881	35,556
Net loss	(5,828)	(23,676)	(3,913)
Other comprehensive income (loss), net of tax
Net change in cumulative translation adjustment	(3,726)	1,560	529
Comprehensive loss	$(9,554)	$(22,116)	$(3,384)

(1)
Revenue recognized for the years ended December 31, 2021, 2020 and 2019 that was included in deferred revenue (including current and non-current) and customer advances as of the beginning of each year was $0.4 million, $1.2 million and $2.8 million, respectively.
(2)
Allowances for credit losses of ($9.2 million), $9.4 million and $4.4 million were recognized as selling expenses in 2021, 2020 and 2019, respectively.

See accompanying notes to consolidated financial statements

UTSTARCOM HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands, except share data)

						Accumulated
	Ordinary Shares		Additional			Other	Total
	Shares		Paid-in	Treasury	(Accumulated	Comprehensive	Shareholders’
	outstanding	Amount	Capital	Stock	Deficit)	Income	Equity
	(In thousands, except number of shares)
Balance at December 31, 2018	35,317,742	$123	$1,264,160	$(10,899)	$(1,212,790)	$61,572	$102,166
Ordinary shares issued upon option exercise	25,000	—	56	—	—	—	56
Restricted shares issued and restricted share units released	510,438	—	1,399	—	—	—	1,399
Repurchase of ordinary shares	(328,856)	—	—	(1,049)	—	—	(1,049)
Net loss	—	—	—	—	(3,913)	—	(3,913)
Other comprehensive income:
Foreign currency translation	—	—	—	—	—	529	529
Balance at December 31, 2019	35,524,324	$123	$1,265,615	$(11,948)	$(1,216,703)	$62,101	$99,188
Share buyback	(199,331)	—	—	(374)	—	—	(374)
Restricted shares issued and restricted share units released	573,281	—	703	—	—	—	703
Net loss	—	—	—	—	(23,676)	—	(23,676)
Other comprehensive income:
Foreign currency translation	—	—	—	—	—	1,560	1,560
Balance at December 31, 2020	35,898,274	$123	$1,266,318	$(12,322)	$(1,240,379)	$63,661	$77,401
Restricted shares issued and restricted share units released	215,666	—	504	—	—	—	504
Net loss	—	—	—	—	(5,828)	—	(5,828)
Other comprehensive loss:
Foreign currency translation	—	—	—	—	—	(3,720)	(3,720)
CTA recognition on liquidation of subsidiaries	—	—	—	—	—	(6)	(6)
Balance at December 31, 2021	36,113,940	$123	$1,266,822	$(12,322)	$(1,246,207)	$59,935	$68,351

See accompanying notes to consolidated financial statements

UTSTARCOM HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years ended December 31,
	2021	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(5,828)	$(23,676)	$(3,913)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	372	572	644
Lease amortization	1,429	1,516	1,946
Net loss (gain) on disposal of assets	(33)	—	5
Gain on liquidation of a subsidiary	(6)	—	—
Reversal of guarantee obligations (ASC 460) reserve upon expiration of statute of limitations	(42)	—	(1,182)
Investment impairment	—	1,029	—
Gain on reversal of accounts payable	—	—	(3,161)
Stock-based compensation expense	504	703	1,399
Allowance for/(recovery of) credit losses	(9,158)	9,441	4,396
Allowance for inventory	4,573	170	1,904
Deferred income taxes	2,052	(1,499)	(465)
Changes in operating assets and liabilities
Accounts receivable	31,336	18,767	(21,561)
Inventories and deferred costs	578	(230)	18,278
Prepaids and other assets	(4,595)	600	(3,625)
Accounts payable	(6,089)	(5,754)	(19,882)
Income taxes payable	2,832	(1,894)	506
Customer advances	(160)	231	(401)
Deferred revenue	(329)	(1,254)	(2,259)
Other liabilities	2,393	(2,122)	3,224
Net cash provided by (used in) operating activities	19,829	(3,400)	(24,147)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(348)	(115)	(507)
Purchase of short-term investments	—	—	(41)
Proceeds from sale of short-term investments	2,100	2,095	41
Net cash provided by (used in) investing activities	1,752	1,980	(507)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options	—	—	56
Proceeds from short-term borrowing	—	—	4,625
Repayment of short-term borrowing	—	—	(4,625)
Repurchase of ordinary shares	—	(374)	(1,049)
Net cash used in financing activities	—	(374)	(993)
Effect of exchange rate changes on cash and cash equivalents	(3,693)	1,575	554
Net Increase/(decrease) in cash and cash equivalents	17,888	(219)	(25,093)
Cash, cash equivalents and restricted cash at beginning of year	48,388	48,607	73,700
Cash, cash equivalents and restricted cash at end of year	$66,276	$48,388	$48,607
Supplemental disclosure of cash flow information:
Cash paid:
Interest paid	—	10	16
Income taxes paid	800	2,100	1,400

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

UTStarcom, Inc. was founded in 1991 and started trading on NASDAQ in 2000. On June 24, 2011, the shareholders of UTStarcom, Inc. approved the proposed merger (the “Merger”), to reorganize UTStarcom, Inc. as a Cayman Islands company. Pursuant to the approval of the shareholders, UTSI Mergeco Inc., a Delaware corporation and a wholly-owned subsidiary of UTStarcom Holdings Corp., merged with and into the existing public company, UTStarcom, Inc., which is incorporated under the laws of the State of Delaware. As a result of the reorganization, UTStarcom Holdings Corp. became the parent company of UTStarcom, Inc. and its subsidiaries.

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

The accompanying Consolidated Balance Sheets as of December 31, 2021 and 2020, and the Consolidated Statements of Comprehensive Loss for each of the three years ended December 31, 2021, 2020 and 2019 have been prepared by the Company is in conformity with generally accepted accounting principles in the United States of America (“US GAAP”).

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

The Company incurred net losses of $5.8 million, $23.7 million and $3.9 million for the years ended December 31, 2021, 2020, and 2019, respectively. As of December 31, 2021 and 2020, the Company had an accumulated deficit of $1,246.2 million and $1,240.4 million, respectively. The Company’s operations provided net cash of $19.8 million and used net cash of $3.4 million and $24.1 million for the years ended December 31, 2021, 2020 and 2019, respectively.

As of December 31, 2021 and 2020, the Company had cash and cash equivalents of $53.8 million and $34.2 million, of which $12.2 million and $12.2 million, respectively, were held by subsidiaries in China. China imposes currency exchange controls on certain transfers of cash to and from China. The Company’s China subsidiaries are subject to pre-approval from the State Administration of Foreign Exchange (“SAFE”) for non-domestic financing. Additionally, the amount of cash available for transfer from the China subsidiaries for use by the Company’s non-China subsidiaries is also limited both by the liquidity needs of the subsidiaries in China and restrictions on foreign currency exchange by Chinese-government mandated limitations including currency exchange controls on certain transfers of cash outside of China. As of December 31, 2021, the Company’s China subsidiaries have no accumulated profit, as determined in accordance with Chinese accounting standards, that can be paid as dividends. In 2021, 2020 and 2019, the Company’s China subsidiaries did not pay dividends.

NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates:

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant judgment and estimates are used for revenue recognition, allowances for credit losses on accounts receivable and sales returns, tax valuation allowances, inventory write-down, impairment of property, plant and equipment, deferred costs, accrued product warranty costs, provisions for contract losses, investment impairments, going concern assessment, stock-based compensation expense, and loss contingencies among others. Actual results could differ materially from those estimates.

Cash and Cash Equivalents:

Cash and cash equivalents consist of highly liquid instruments with maturities of three months or less when acquired. Approximately 6.9%, or $3.7 million and 22.7% or $7.8 million of cash and cash equivalents were held by the Company’s subsidiaries in the United States as of December 31, 2021 and 2020, respectively. The remainder was held by the other UTStarcom entities throughout the world. As of December 31, 2021 and 2020, approximately 22.7%, or $12.2 million and 35.8% or $12.2 million, of the Company’s cash and cash equivalents were held by its subsidiaries in China, respectively. China imposes currency exchange controls on transfers of cash outside of China.

Restricted Cash:

As of December 31, 2021, the Company had short-term restricted cash of $10.1 million, and long-term restricted cash of $2.4 million. As of December 31, 2020, the Company had short-term restricted cash of $12.1 million, and long-term restricted cash of $2.1 million. These amounts primarily collateralize the Company’s issuances of performance guarantee, warranty, and standby and commercial letters of credit.

Investments:

The Company’s investments consist principally of debt and equity securities classified as “available for sale”, and cost and equity method investments in privately held companies. The investments in equity securities of privately held companies in which the Company does not have the ability to exercise significant influence are accounted for under ASC 321, “Investments—Equity Securities” using the measurement alternative. For those investments without readily determinable fair values, the Company elects to record these investments at cost, less impairment, plus or minus subsequent adjustments for observable price changes. Before ASC 321 took effective, the Company’s investments, such as GCT Semiconductor, were recorded under cost method. The investments in equity securities of privately held companies in which the Company has the ability to exercise significant influence, but does not own a majority equity interest or otherwise control are accounted for under ASC 323, “ Investments-Equity Method and Joint Ventures ” using the equity method. Investments in debt securities classified as available for sale are measured at fair value on the balance sheets under ASC 320, “Investments-Debt and Equity Securities.” Unrealized holding gains and losses for available-for-sale securities (including those classified as current assets) are excluded from earnings and reported in other comprehensive income until realized, except as indicated in the following paragraph.

The Company recognizes an impairment charge when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. The Company reviews several factors to determine whether the losses are other-than-temporary, including but not limited to: (i) the length of time the investment was in an unrealized loss position, (ii) the extent to which fair value was less than cost, (iii) the financial condition and near term prospects of the issuer, and (iv) the Company’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value. The determination of fair value of the investment involves considering factors such as current economic and market conditions, the operating performance of the companies including current earnings trends and forecasted cash flows, and other company and industry specific information. Investment impairments recorded as other-than-temporary were nil, $1.0 million and nil, for the years ended December 31, 2021, 2020 and 2019, respectively.

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

The transaction price is determined based on the consideration to which we expect to be entitled in exchange for transferring services to the customer. Some sales agreements have performance guarantees covering a certain timeframe. If there is an underperformance event, the Company may incur liquidation damages as a percentage of the total purchase price. Such performance guarantees represent a form of variable consideration and are estimated at the contact inception at the best estimate and updated at the end of each reporting period as additional performance data becomes available and only to the extent that it is probable that a significant reversal of any revenue will not occur. Variable consideration includes estimates for sales credits, which are based on historical level and specific criteria outlined in the sales contracts, and other factors known at the time. The Company generally invoices customers for equipment and services upon meeting certain milestones. Customer invoices are generally due within 30 to 90 days after issuance. The Company’s contracts with customers typically do not include significant financing components as the period between the transfer of performance obligations and timing of payment are generally within one year.

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

Allowance for credit losses:

Effective on January 1, 2020, the Company adopted Accounting Standards Update (ASU) 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”, which introduces an expected loss approach using macroeconomic data, referred to as a current expected credit losses (“CECL”) methodology.

The Company makes estimates of the lifetime expected credit losses for accounts receivable with similar risk characteristics on a pool basis. For each pool, the Company first estimates its recovery period based on relevant historical accounts receivable collection information, and then estimates the credit allowances based on the recovery period, the historical distribution of each aging bucket, and the impact of macroeconomic factors. Expected credit losses are recorded as selling, general and administrative expenses in the consolidated statements of comprehensive income (loss). Changes in these estimates and assumptions could materially affect the credit losses.

Inventories:

Inventories consist of product held at the Company’s manufacturing facility and warehouses, as well as finished goods at customer sites for which the customer has taken possession but, based on specific contractual terms, title has not yet passed to the customer. The Company may ship inventory to existing customers that require additional equipment to expand their existing networks prior to the signing of an expansion contract. Inventories are stated at the lower of cost and net realizable value. The Company continually monitors inventory valuation for potential losses and obsolete inventory at our manufacturing facilities as well as at customer sites. Adjustments are recorded to write down the cost of inventory to estimated net realizable value, which is dependent upon the factors such as inventory aging, historical and forecasted consumer demand, and market conditions that impact pricing. Write-downs are recorded in cost of revenues in our consolidated statements of comprehensive income (loss).

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

Depreciation expense was $0.4 million, $0.6 million, and $0.6 million, for the years ended December 31, 2021, 2020 and 2019, respectively.

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

Advertising Costs:

The Company expenses all advertising costs as incurred. Payment to customers for marketing development costs are accounted for as incurred as a reduction of the revenue associated with customers. For the years ended December 31, 2021, 2020 and 2019, advertising costs totaled $0.1 million, $0.1 million, and $0.1 million, respectively.

Operating Leases:

At the inception of each arrangement, the Company determine if the arrangement is a lease or contains an embedded lease and review the facts and circumstances of the arrangement to classify lease assets as operating or finance leases under Topic 842.

The Company leases office space under operating lease agreements with initial lease terms up to five years. The Company has entered into various non-cancelable operating lease agreements for its office space. These leases have lease periods that expire no later than 2021 to 2026. Some of these lease agreements have options to extend the lease terms for an additional period subject to mutual negotiations and agreements with the lessor. The Company considered all renewal options that were reasonably certain to be exercised and are considered in determining the lease term at the inception of the lease.

The Company measures lease liabilities based on the present value of the total remaining lease payments. To determine the present value of future minimum lease payments, we used the implicit rate when readily determinable. When the implicit rate is not available, the Company applies its incremental borrowing rate, which is the estimated rate the Company would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Company estimates its incremental borrowing rate based on an analysis of interest rates published by banks.

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

Accumulated Other Comprehensive Income (“AOCI”):

AOCI consisted of foreign currency translation adjustments. The changes in AOCI, including the amounts reclassified to income, were as follows:

Foreign currency
translation and
unrealized gains
(losses), net
of tax
(in thousands)
Balance at December 31, 2019	$62,101
Unrecognized gain on foreign currency translation	1,560
Balance at December 31, 2020	$63,661
Unrecognized loss on foreign currency translation	(3,720)
Less: Gain reclassified from AOCI to income	(6)
Balance at December 31, 2021	$59,935

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

Foreign Currency Translation:

The Company’s operations are conducted through international subsidiaries where the local currency is the functional currency and the financial statements of those subsidiaries are translated from their respective functional currencies into U.S. Dollars which is the functional and reporting currency of the Company. All foreign currency assets and liabilities are translated at the period-end exchange rate and all revenues and expenses are translated at the average exchange rate for the period. The effects of translating the financial statements of foreign subsidiaries into U.S. Dollars are reported as a cumulative translation adjustment, a separate component of accumulated other comprehensive income in shareholders’ equity.

The foreign currency translation gain (loss) related to the remeasurement of transactions denominated in other than the functional currency is included in other income (expense), net in the consolidated statements of comprehensive income (loss). In connection with this remeasurement process, the Company recorded income of $1.3 million, and losses of $2.9 million and $3.9 million for the years ended December 31, 2021, 2020 and 2019, respectively.

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

	Years ended December 31,
	2021	2020	2019
	(in thousands)
Anti-dilutive stock options and awards/units outstanding	1,695	1,478	1,335
Total(1)	1,695	1,478	1,335

(1)
Calculated using the treasury stock method, which assumes proceeds are used to reduce the dilutive effect of outstanding stock awards. Assumed proceeds include the unrecognized deferred compensation of share awards, and assumed tax proceeds from excess stock-based compensation deductions. For the years ended December 31, 2021, 2020 and 2019, no potential ordinary shares were dilutive because of the net loss incurred in those years, therefore basic and dilutive earnings per share were the same.

Recently Adopted Accounting Standards:

In December 2019, the FASB issued ASU 2019-12, “Income tax (Topic 740) Simplifying accounting for income taxes”. The amendments in this Update simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The adoption of this guidance did not have a material impact on the Company’s Consolidated Financial Statements.

Recently Issued Accounting Pronouncements:

In November 2021, the FASB issued ASU 2021-10 creating new Codification Topic 832 (government assistance), which requires business entities to disclose information about certain government assistance that they receive. The new Topic 832 disclosure requirements include: the nature of the transactions and the related accounting policies used; the line items on the balance sheet and income statement that are affected and the amounts applicable to each financial statement line item; and significant terms and conditions of the transactions. Topic 832 is effective for all business entities in fiscal years beginning after December 15, 2021. The Company is in the process of evaluating the financial impact to the Company and will apply the applicable amendments (if any) from fiscal year 2022.

NOTE 3-COMPREHENSIVE LOSS

Total Comprehensive Loss for the years ended December 31, 2021, 2020 and 2019 consisted of the following:

	Years ended December 31,
	2021	2020	2019
	(in thousands)
Net loss	$(5,828)	$(23,676)	$(3,913)
Other comprehensive income (loss)
Net Change in Foreign currency translation	(3,726)	1,560	529
Total comprehensive loss	$(9,554)	$(22,116)	$(3,384)

NOTE 4-BALANCE SHEET DETAILS

The following tables provide details of selected balance sheet items:

	December 31,	December 31,
	2021	2020
	(in thousands)
Inventories:
Raw materials	$563	$3,328
Work in process	39	1,766
Finished goods(1)	935	1,601
Total Inventory	$1,537	$6,695

(1)
Includes finished goods at customer sites of approximately $0.1 million and $0.5 million at December 31, 2021 and 2020, respectively, for which the customer has taken possession, but based on specific contractual terms, title has not yet passed to the customer and for which revenue has not yet been recognized.

	December 31,	December 31,
	2021	2020
	(in thousands)
Prepaid and other current assets
Prepaid tax (1)	$1,295	$1,736
Advance to suppliers	7	15
Other receivables	796	1,054
Prepaid and others (2)	2,713	2,303
Total Prepaid and other current assets	$4,811	$5,108

(1)
2021 balance includes $0.1 million prepaid consumption tax, $0.9 million prepaid of value added tax, $0.01 million duty recoverable and $0.3 million goods and service tax. 2020 balance includes $0.1 million prepaid consumption tax, $0.8 million prepaid of value added tax, $0.5 million duty recoverable and $0.3 million goods and service tax.
(2)
2021 balance includes $2.0 million interest receivable. 2020 balance includes $1.4 million interest receivable, $0.4 million prepaid of software and license

	December 31,	December 31,
	2021	2020
	(in thousands)
Property, plant and equipment, net:
Leasehold improvements	$1,801	$1,846
Automobiles	271	340
Computers and software	4,461	4,579
Equipment and furniture	22,240	23,906
Total	28,773	30,671
Less: accumulated depreciation	(28,171)	(30,051)
Total Property, plant and equipment, net	$602	$620

During the years ended December 31, 2021, 2020 and 2019, the Company wrote-off fully depreciated property, plant and equipment of $2.4 million with accumulated depreciation of $2.4 million, $0.5 million with accumulated depreciation of $0.5 million, and $0.1 million with accumulated depreciation of $0.1 million, respectively.

	December 31,	December 31,
	2021	2020
	(in thousands)
Other current liabilities:
Warranty costs	$53	$54
Accrued professional fees	993	988
Accrued other taxes	36	376
Provision for LD	1,073	1,575
Contract deposits	349	343
Others	869	709
Total other current liabilities	$3,373	$4,045

	December 31,	December 31,
	2021	2020
	(in thousands)
Other long-term liabilities
Non-current income tax payable	$979	$1,000
Other long-term liabilities	—	—
Total other long-term liabilities	$979	$1,000

NOTE 5-CASH, CASH EQUIVALENTS AND SHORT AND LONG TERM INVESTMENTS

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

The following table shows the break-down of the Company’s total short-term investment and long-term investments as of December 31, 2021 and December 31, 2020:

	Accounting	December 31,	December 31,
	Method	2021	2020
		(in thousands)
GCT Semiconductor	Cost	$—	$—
UiTV Media Inc.	Equity	—	—
UTStarcom Hong Kong Holdings Ltd	AFS	—	2,100
Total Investments		$—	$2,100

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

UiTV Media Inc. or UiTV

On October 16, 2010, the Company invested $30.0 million in UiTV Media Inc., or (“UiTV”), $10.0 million of which was paid by the Company’s common shares that it had the repurchase rights and $20.0 million of which was paid by cash. The Company recorded this transaction as an acquisition because the Company owned 75% interest of UiTV and had effective control. The transactions closed on November 8, 2010. On April 15, 2012, the Company exercised its repurchase right, and this triggered deconsolidation of UiTV from the Company’s consolidated financial statements starting from June 21, 2012 as the Company lost the effective control due to reduced ownership from 75% to 49% and loss of a Board of Directors seat. As the result, the Company accounted for this investment using the equity method. From December 3, 2012 to December 31, 2015, the Company purchased $35.1 million convertible bonds that bear interest at 6.5% per annum with various maturity dates, and subsequently all maturity dates were extended to December 31, 2015. In 2013 and 2014, the Company recorded a total of $9.6 million and $5.3 million, respectively, in losses for the preferred stock investment to reflect 49% interest in UiTV losses. After the value of the preferred shares was reduced to zero, the Company started to record 100% of UiTV losses against our convertible bond investment balance until the carrying value of the convertible bond investment balance was reduced to zero. Therefore, in 2014 and 2015, the Company recorded $3.6 million and $14.0 million in losses to reflect 100% of UiTV losses. At every year-end, the Company assessed the fair value of the UiTV, and recorded impairment charges of $9.1 million, $2.4 million and $6.0 million in 2013, 2014 and 2015, respectively. The convertible bond investments balance was reduced to zero as of December 31, 2015.

UTStarcom Hong Kong Holdings Ltd.,

On August 31, 2012, the Company completed the sale of our IPTV business to UTStarcom Hong Kong Holdings Ltd. to its former Chief Executive Officer. On the same day, the Company purchased a $20.0 million Convertible Bond from UTStarcom Hong Kong Holdings Ltd. which bears interest at 6.5% per annum and matured on August 31, 2017. On April 7, 2015, the Company entered an agreement with UTStarcom Hong Kong Holdings Ltd. for the conversion of the $20.0 million Convertible Bond. Pursuant to the agreement, UTStarcom Hong Kong Holdings Ltd. paid $10.0 million in cash as partial repayment of the principal of the Convertible Bond. The remaining principal and interest of the Convertible Bond were converted to 14% of equity interest of UTStarcom Hong Kong Holdings Ltd. The Company used the cost method to account for this investment. The Company assesses the fair value impairment every year-end. In 2015, the Company recorded $6.5 million investment impairment. During 2018 and 2019, the Company assessed the fair value of UTStarcom Hong Kong Holdings Ltd. and recorded a $0.4 million and nil impairment charge. As of December 31, 2019, the recorded value of this investment was $3.1 million. On December 17, 2020, the Company signed an agreement with Eagle Field Holding Limited to sale of 14% interest (“equity interest”) of UTStarcom Hong Kong Holdings Limited for a consideration of $2.1 million which will be paid on March 31, 2021. As the result, the Company recorded $1.0 million impairment loss during 2020 and reclassified this investment as short-term investment as at December 31, 2020. On March 31, 2021, the Company received $2.1 million from buyer.

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

AioTV Inc.

In November 2012, the Company invested $8.0 million in Series B Preferred Stock of AioTV Inc, (“AioTV”), representing a 44% equity interest of AioTV. The Preferred Stock was classified as available-for-sale security as it was not considered to be in-substance common stock due to the redemption feature. In December 2015 and October 2016, the Company invested in a convertible bond of $0.5 million that matured on March 28, 2017 and of $0.3 million that matured on October 6, 2017, respectively. All convertible bonds bear interest at 10.0% per annum. During 2016, the Company assessed the fair value of the investment, and recorded a $4.3 million impairment charge relating to this investment. On May 30, 2017, the Company converted all the existing Preferred Shares of AioTV into common shares of AioTV, and converted $0.5 million convertible bond issued in December 2015 into common shares of AioTV. After this conversion, the Company deemed to have significant influence in AioTV and began to use the equity method to account for the investment in AioTV. On the same day, the Company signed a “Note Purchase Agreement” with AioTV. Pursuant to the agreement, the valuation cap of AioTV was reduced to $0.16 million, and the Company promised to purchase a $0.8 million convertible promissory note including $0.32 million of existing convertible bond issued in October 2016. As the result of these transactions, the Company recorded $1.3 million investment impairment in the second quarter of 2017. The Company invested $0.1 million and $0.38 million in the second and third quarter of 2017, respectively, in the convertible promissory note. In the third quarter of 2017, the Company recorded $0.1 million in losses for the common stock investment to reflect its 45% share of AioTV’s losses. After the common stock was reduced to zero, the Company started and continued to record its 45% share of AioTV’s losses against its convertible promissory note until the carrying value of the convertible promissory note investment balance is reduced to zero. In the third and fourth quarters of 2017, the Company recorded $0.2 million and $0.2 million respectively in losses to reflect its 45% share of AioTV’s losses. At 2017 year-end, the Company assessed the fair value of AioTV, and concluded that a $0.4 million impairment charge to this investment was necessary. As of December 31, 2017, the book value of this investment was zero. On December 19, 2018, the Company entered into the assignment and assumption agreement to transfer the Company’s all equity interests and debt interests in AioTV to a third party for cash consideration of $1 by the buyer. This transaction was closed on April 11, 2019.

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

The Company’s financial instruments consist principally of cash and cash equivalents, short-term investments, restricted cash, accounts receivable, long-term investments, accounts payable and certain accrued expenses. Short-term investments consist of bank notes, term deposits and hold for trading with maturities longer than three months and less than one year when acquired. As of December 31, 2021, the respective carrying values of financial instruments except for long-term investments approximated their fair values based on their short-term maturities.

There were no financial assets measured and recognized at fair value on a recurring basis and classified under the appropriate level of the fair value hierarchy for the year ended December 31, 2021 and 2020.

The following is the change in value of financial assets using unobservable inputs (Level 3) for the year ended December 31, 2021.

Amount
In thousands
As of December 31, 2020	$2,100
Less: Proceeds from sales of short-term investment	(2,100)
As of December 31, 2021	$—

NOTE 6- OPERATING LEASES

The Company’s leases consist of operating leases for office space in PRC, India, Japan and the United States. The Company determines if an arrangement is a lease at inception. As of December 31, 2021, the Company had no long-term leases that were classified as a financing lease. As of December 31, 2021, the Company did not have additional operating leases that have not yet commenced.

Total operating lease expenses for the year ended December 31, 2021 were $1.4 million, including $0.8 million in cost of net sales and $0.6 million in operating expense in the consolidated statement of comprehensive loss.

As of December 31, 2021, the Company recognized operating lease ROU assets of $4.7 million and total lease liabilities $4.9 million, including a current portion of $1.4 million for operating leases.

	For the year ended December 31, 2021	For the year ended December 31, 2020
	(in thousands)
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows used in operating leases	$1,581	$1,337
Right-of-use assets obtained in exchange of new lease obligations:
Operating leases	$4,734	$1,183
Weighted average remaining lease term
Operating leases	4.0 years	1.3 years
Weighted average discount rate
Operating leases	4.45%	4.53%

Maturities of lease liabilities as of December 31, 2021 are as follows:

Amount
(in thousands)
2022	$1,590
2023	1,447
2024	921
2025	921
2026	460
Thereafter	—
Total future lease payments	5,339
Less: Imputed interest	(432)
Total lease liability balance	$4,907

NOTE 7-COMMITMENTS AND CONTINGENCIES

Contractual obligations and commercial commitments

Letters of credit:

The Company issues bid bond, commercial letters of credit or standby letters of credit primarily to support international sales activities outside of China and in support of purchase commitments. When the Company submits a bid for a sale, often the potential customer will require that the Company issue a bid bond or a standby letter of credit to demonstrate its commitment through the bid process. In addition, the Company may be required to issue standby letters of credit as guarantees for advance customer payments upon contract signing or performance guarantees. The standby letters of credit usually expire without being drawn by the beneficiary thereof. Finally, the Company may issue commercial letters of credit in support of purchase commitments. As of December 31, 2021, the Company’s outstanding letters of credit approximated $12.5 million. These balances are included in Short-term restricted cash and Long-term restricted cash.

Purchase commitments:

The Company is obligated to purchase raw materials and work-in-process inventory under various orders from various suppliers. If the Company fails to fulfill the contracts, it will have adverse consequences materials to the Company’s operations or financial condition. On December 31, 2021, the Company had outstanding purchase commitments, including agreements that are non-cancelable, approximating $0.4 million.

Intellectual property:

Certain sales contracts include provisions under which customers are indemnified by the Company in the event of, among other things, a third party claim against the customer for intellectual property rights infringement related to the Company’s products. There are no limitations on the maximum potential future payments under these guarantees. The Company has not accrued any amounts in relation to these contractual provisions as no such claims have been made and the Company believes it has valid enforceable rights to the intellectual property embedded in its products.

Uncertain Tax Positions:

As of December 31, 2021, the Company had $3.2 million of gross unrecognized tax benefits, of which $0.5 million related to tax benefits that, if recognized, would affect the annual effective tax rate. The remaining $2.7 million gross unrecognized tax benefits, if recognized, would affect certain deferred tax assets and federal tax benefit of state income tax.

Litigation:

The Company is a party to other litigation matters and claims that are normal in the course of operations and, while the results of such litigation matters and claims cannot be predicted with certainty, management of the Company believes it is not reasonably possible the final outcome of such matters will have a material adverse impact on the Company’s financial position, results of operations or cash flows.

NOTE 8-ORDINARY SHARE REPURCHASE AND ISSUANCE

On November 12, 2014, the Company’s Board of Directors approved a share repurchase program of up to $40.0 million of its ordinary shares outstanding over the 24 months through 2016. On November 4, 2016, the Company’s Board of Directors approved an extension for this program to November 2018. On November 4, 2018, the Company’s Board of Directors approved an extension for this program to November 2019. In September 2019, the Board had approved to extend two additional years. In September 2021, the Company's Board of Directors approved to extend this program to March 2022. In March 2022, the Board of Directors approved an extension for this program to the end of March 2023. For the years ended December 31, 2021, 2020 and 2019, the Company repurchased nil, 199,331 and 328,856 shares at the cost of nil, $0.4 million and $1.0 million, respectively. All the repurchased shares under the repurchase program are classified as treasury shares of the Company until they are retired or reissued.

NOTE 9-ORDINARY SHARE AND SHARE INCENTIVE PLANS

Stock Incentive Plans

As of December 31, 2021, the Company has the stock incentive plans described below. Substantially all outstanding awards are subject to potential accelerated vesting in the event of a change in control of the Company. The Company repurchases and cancels its ordinary shares forfeited with respect to the tax liability associated with certain vesting of restricted stock and restricted stock unit grants under these plans.

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

As of December 31, 2021, 1,694,582 shares underlying options and restricted stock awards and units were outstanding under the 2017 Plan. The 2006 Equity incentive plan expired on December 31, 2016, and as of December 31, 2021, 1,590,693 ordinary shares available for grant under this plan were transferred to the 2017 equity incentive plan.

Stock Award and Stock Option Activity

During 2021, the Company granted equity awards primarily consisting of stock option and restricted stock. Such awards generally vest over a period of four years or two years from the vesting start date. Restricted stock has the voting rights of ordinary shares and the shares underlying restricted stock are issued and outstanding. As of December 31, 2021, the number of ordinary shares available for issuance pursuant to future grants under the 2017 plan, including remaining unissued shares under Prior Plans that have been transferred into the 2017 plan were 29,423. The 2006 Plan expired on December 31, 2016, and as of December 31, 2021, 1,590,693 shares were transferred to the 2017 Plan that was approved by the Board of Director on November 4, 2016. The following table summarizes the Company’s stock option activities:

		Weighted
	Number of	average
	shares	exercise
	outstanding	price
	(in thousands)
Options Outstanding, December 31, 2019	181	$2.24
Options granted	875	1.14
Options exercised	—	—
Options forfeited or expired	—	—
Options Outstanding, December 31, 2020	1,056	$1.33
Options granted	850	1.07
Options exercised
Options forfeited or expired	(451)	1.52
Options Outstanding, December 31, 2021	1,455	$1.12

Under the Plans, the Company granted restricted stock awards. Restricted stock awards are unvested stock awards that may include grants of restricted stock or grants of restricted stock units. Such awards generally vest over a period of four years from the date of grant. Restricted stock has the voting rights of ordinary share and the shares underlying restricted stock are considered to be currently issued and outstanding. Restricted stock units do not have the voting rights of ordinary shares, and the shares underlying the restricted stock units are not considered issued and outstanding. The expense for such awards is based on the fair market value of the shares at the date of grant and is recognized on a straight-line basis over the requisite service period. The grant of restricted stock awards is deducted from the shares available on a one to one basis for grant under the Company’s stock plan. Unvested restricted awards as of December 31, 2021 and changes during the year ended December 31, 2021 is summarized below:

		Weighted
		average
		grant date
	Shares	fair value
	(in thousands)
Total nonvested restricted stock at December 31, 2019	1,153	$2.89
Granted	76	1.50
Vested	(536)	2.77
Forfeited	(272)	3.32
Total nonvested restricted stock at December 31, 2020	421	$3.05
Granted	96	1.29
Vested	(196)	2.71
Forfeited	(82)	3.71
Total nonvested restricted stock at December 31, 2021	239	$2.39

During 2021, 0.2 million shares of restricted stock awards vested. The total fair value of restricted stock awards vested, as measured on the date of vesting, during 2021 was $0.5 million. During 2021, the Company also granted 0.1 million restricted stock awards.

During 2020, 0.5 million shares of restricted stock awards vested. The total fair value of restricted stock awards vested, as measured on the date of vesting, during 2020 was $1.5 million. During 2020, the Company also granted 0.1 million restricted stock awards.

The following table summarizes significant ranges of outstanding and exercisable stock options as of December 31, 2021:

			Weighted
		Number of shares	Average	Weighted	Number of shares	Weighted
Range of		Outstanding	Remaining	Average	Exercisable	Average
Exercise Prices		as of 12/31/2021	Contractual Term	Exercise Price	as of 12/31/2021	Exercise Price
$1.07	$1.07	849,890	$6.92	$1.07	—	$—
$1.14	$1.14	580,528	$5.92	$1.14	290,261	$1.14
$2.24	$2.24	25,000	$0.45	$2.24	25,000	$2.24

	Number of shares	Weighted average exercise price
Options exercisable as of December 31, 2021	315,261	$1.23
Options vested and expected to vest as of December 31, 2021	1,455,418	$1.12

The intrinsic value represents the total pre-tax intrinsic value and is calculated as the difference between the market value as reported by NASDAQ on December 31, 2021 of $0.87 and the exercise price of the in-the-money shares. During 2021, the total pre-tax intrinsic value of options exercised was negligible. The weighted average remaining contractual life of options exercisable was 5.49 years, and the weighted average remaining contractual life of options expected to vest was 6.41 years as of December 31, 2021.

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

The fair values of stock-based payment awards were estimated using the Black-Scholes option pricing model with the following assumptions:

	Years ended December 31,
Stock Options:	2021	2016
Expected term in years	4.25	4.75
Weighted average risk-free interest rate	1.02%	1.30%
Expected dividend rate	—%	—%
Volatility	55.21%	51.6%

At December 31, 2021, there was approximately $0.7 million of total unrecognized compensation cost, as measured, related to unvested stock options and restricted stock and restricted stock units, which is expected to be recognized over a weighted-average period of 1.31 years.

At December 31, 2020, there was approximately $0.9 million of total unrecognized compensation cost, as measured, related to unvested stock options and restricted stock and restricted stock units, which is expected to be recognized over a weighted-average period of 1.80 years.

The following table summarizes the stock-based compensation expense recognized in the Company’s Consolidated Statements of Comprehensive Loss:

	Years Ended December 31,
	2021	2020	2019
	(in thousands)
Cost of net sales	$87	$89	$136
Selling, general and administrative	236	360	985
Research and development	181	254	278
Total	$504	$703	$1,399

NOTE 10—INCOME TAXES

Cayman Islands

Under the current tax laws of Cayman Islands, the Company and its subsidiaries are not subject to tax on their income or capital gains. In addition, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

United States and Foreign Income Taxes

United States and foreign income (loss) before income taxes and minority interest were as follows:

	Years Ended December 31,
	2021	2020	2019

United States	$(961)	$(13,225)	$6,647
Foreign	(1,573)	(12,233)	(10,591)
	$(2,534)	$(25,458)	$(3,944)

The components of the income tax expense (benefit) are summarized as follows:

	Years Ended December 31,
	2021	2020	2019
	(in thousands)
Current
Federal	$(42)	$1	$(984)
State	—	—	—
Foreign	1,284	1,044	150
Total current income tax expense (benefit)	$1,242	$1,045	$(834)
Deferred
Federal	—	—	—
State	—	—	—
Foreign	2,052	(2,827)	803
Total deferred tax expense (benefit)	$2,052	$(2,827)	$803
Total income tax expense (benefit)	$3,294	$(1,782)	$(31)

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted in response to the COVID-19 pandemic. The CARES Act, among other things, permits NOL carryovers and carrybacks to offset 100% of taxable income for taxable years beginning before 2021. In addition, the CARES Act allows Net Operating Loss ("NOL") incurred in 2018, 2019, and 2020 to be carried back to each of the five preceding taxable years to generate a refund of previously paid income taxes. The CARES Act contains modifications on the limitation of business interest for tax years beginning in 2019 and 2020. The CARES Act establishes the Paycheck Protection Program which provides small businesses with funds to pay up to 8 weeks of payroll costs including benefits. The Company has evaluated the impact of the CARES Act, but at present does not expect that the CARES Act would result in any tax benefit to us.

Prior to the effectiveness of the Tax Act, the Company did not recognize a deferred tax liability related to un-remitted foreign earnings because such earnings were expected to be reinvested indefinitely. Because such earnings were previously subject to the one-time transition tax on foreign earnings, any taxes due with respect to such earnings would generally be limited to foreign and state taxes. As of December 31, 2021, the Company has not recognized a deferred tax liability related un-remitted foreign earnings, as it is intends to indefinitely reinvest these earnings and expects future US cash generation to be sufficient to meet future US cash needs.

As of December 31, 2021, the Company had gross unrecognized tax benefits of approximately $3.2 million and had certain deferred tax assets and the federal tax benefit of state income tax items totaling $2.7 million. Of the total $3.2 million gross unrecognized tax benefits, $0.5 million related to tax benefits that, if recognized, would impact the annual effective tax rate. The Company has reduced its unrecognized tax benefits by approximately $160 thousand during 2021 mainly due to statute of limitations expirations and rate change impact.

The Company’s policy is to recognize interest expense and penalties related to the above unrecognized tax benefits as a component of income tax expense. The Company had accrued interest and penalties of approximately $0.4 million as of December 31, 2021 and approximately $0.5 million as of December 31, 2020.

The Company is subject to taxation in the U.S. federal jurisdiction and various U.S. state and foreign jurisdictions. The Company is also under audit by the taxing authorities in China on a recurring basis. The material jurisdictions that the Company is subject to examination are in the United States and China. The Company’s tax years for 2011 through 2021 are still open for examination in China and in the United States.

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

A summary of the Company’s unrecognized tax benefits is as follows:

	Years Ended December 31,
	2021	2020	2019

Beginning balance-gross unrecognized tax benefits (UTB’s)	$3,404	$15,507	$17,496
Lapse of statute of limitations	—	—	(291)
Tax credit expiration	(160)	(12,103)	—
Rate change impact	—	—	(1,698)
Ending balance—UTB	3,244	3,404	15,507
UTB’s as a credit in deferred taxes	(2,347)	(2,347)	(12,905)
Federal benefit of state taxes	(356)	(516)	(2,062)
UTB’s that would impact the effective tax rate	$541	$541	$540

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

A summary of the components of net deferred tax assets is as follows:

	December 31,	December 31,
	2021	2020

Deferred Tax Assets
Allowance and reserves	$3,811	$5,681
Prepaid expense	—	93
Net operating loss carryforward	167,844	166,297
Tax credit carryforwards	6,451	6,881
Writedown/amortization of intangible assets and goodwill	—	1
Property, plant and equipment	396	815
Stock-based compensation	29	74
Accrued warranties	12	12
Other	14,052	13,874
Total deferred tax assets	192,595	193,728
Deferred Tax Liabilities
Deferred revenue and customer advances, net	(88)	(204)
Prepaid expense	(42)	—
Total deferred tax liabilities	(130)	(204)
Total net deferred tax assets	192,465	193,524
Less: Valuation allowance	(190,334)	(189,253)
Total net deferred tax assets	$2,131	$4,271

As of December 31, 2021, the Company’s U.S. federal net operating loss carryforwards were $562 million and expire in varying amounts between 2025 and 2037. As of December 31, 2021, state net operating loss carryforwards were $228 million and expire in varying amounts between 2028 and 2033. The Company has concluded that these federal and state net operating losses did not meet the more likely than not standard contained in FASB ASC 740-10 and has therefore provided a $131.9 million valuation allowance against the related deferred tax assets. In the event the tax benefits related to the valuation allowance are realized, an immaterial amount would be credited to paid-in capital. As of December 31, 2021, the Company also had net operating loss carryforwards (“NOLs”) in China of approximately $134.7 million. The China net operating loss carryforwards will expire in varying amounts between 2024 and 2031. The Company has also concluded that these China net operating losses did not meet the more likely than not standard and has therefore provided a $20.3 million valuation allowance against the related deferred tax assets. As of December 31, 2021, the Company had NOLs of approximately $93.6 million in countries other than the U.S. and China. The majority of these NOLs do not expire and can be carried forward indefinitely. However, the Company concluded majority of these losses did not meet the more likely than not standard and has therefore provided a valuation allowance of $15.6 million against the related deferred tax assets.

As of December 31, 2021, the Company has federal and California research and development credit carryforwards of $1.2 million and $6.4 million, $6.4 million of the credits have an indefinite life and $1.2 million of the credits expire in varying amounts between

2026 and 2028. The Company has U.S. foreign tax credits of $3.4 million which expire in varying amounts between 2022 and 2028. The Company has concluded that these U.S. tax credit carryforwards did not meet the more likely than not standard contained in FASB ASC 740-10 and has therefore provided a $6.5 million valuation allowance against the related deferred tax assets.

The difference between the Company’s effective income tax amount and the federal statutory amount are reconciled below:

	Years Ended December 31,
	2021	2020	2019

Federal tax (benefit) at statutory rate	$(532)	$(5,388)	$(858)
Stock compensation expense	68	148	132
Effect of differences in foreign tax rates	1,715	(1,408)	547
ASC 740-10 reserve	(21)	22	(349)
Change in deferred tax valuation allowance	1,273	4,334	1,107
Other	791	510	(610)
Total Tax Expense (Benefit)	$3,294	$(1,782)	$(31)

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

In 2021, the change in deferred tax valuation allowance of $1.3 million is primarily attributable to the tax expense related to continuing to provide full valuation allowance on the Company’s deferred tax assets at December 31, 2021 in the United States and China. In 2020, the change in deferred tax valuation allowance of $4.3 million is primarily attributable to the tax expense related to continuing to provide full valuation allowance on the Company’s deferred tax assets at December 31, 2020 in the United States and China. In 2019, the change in deferred tax valuation allowance of $1.1 million is primarily attributable to the tax expense related to continuing to provide full valuation allowance on the Company’s deferred tax assets at December 31, 2019 in the United States and China.

In 2021, 2020, and 2019, there was no net income tax benefit related to tax credits due to full valuation allowance applied.

NOTE 11-OTHER INCOME (EXPENSE), NET

Other income (expense), net consists of the following:

	Years ended December 31,
	2021	2020	2019
	(in thousands)
Foreign exchange gain (loss)	$1,315	$(2,934)	$(3,880)
Tax reversal for expiration of statute of limitations(1)	—	—	1,182
Gain on liquidation of subsidiary	6	—	—
Aged account payable write-off(2)	—	—	3,161
Gain of investment	—	347	—
Other	328	421	409
Total	$1,649	$(2,166)	$872

(1)
In 2019, approximately $1.2 million reversal of ASC 460 reserve due to expiration of the related statute of limitations.
(2)
In 2019, the Company reversed an aged account payable balance due to the expiration of the related statute of limitations in India.

NOTE 12-NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per share for the years ended December 31, 2021, 2020 and 2019:

	Years Ended December 31,
	2021	2020	2019
	(in thousands)
Numerator:
Net loss	$(5,828)	$(23,676)	$(3,913)
Denominator:
Weighted average shares outstanding-Basic	36,027	35,881	35,556
Potentially dilutive ordinary share equivalents-stock options and restricted stock	—	—	—
Weighted average shares outstanding–Diluted	36,027	35,881	35,556
Net loss per share–Basic	$(0.16)	$(0.66)	$(0.11)
Net loss per share–Diluted	$(0.16)	$(0.66)	$(0.11)

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

For the years ended December 31, 2021, 2020 and 2019, there was nil ordinary shares that were dilutive.

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

The Company’s Chief Operating Decision Maker, who is also our Chief Executive Officer, makes financial decisions and resource allocations based on information they receive from their internal management system and currently evaluate the operating performance and allocates resources to the reporting segments based on segment revenue, gross profit and income before income taxes. Cost of sales and direct expenses in relation to production are assigned to the reporting segments. The accounting policies used in measuring segment assets and operating performance are the same as those used at the consolidated level.

Summarized below are the Company’s segment net sales, gross profit and income before income taxes for the years ended December 31, 2021, 2020 and 2019 based on the current reporting segment structure.

	Years Ended December 31,
		% of		% of		% of
Sales by Segment	2021	Net Sales	2020	Net Sales	2019	Net Sales
	(in thousands, except percentages)
Equipment	$2,323	15%	$12,385	51%	$43,722	67%
Services	13,598	85%	11,925	49%	21,901	33%
Total	$15,921	100%	$24,310	100%	$65,623	100%

	Years Ended December 31,
		Gross Profit		Gross Profit		Gross Profit
Gross profit (loss)by Segment	2021	%	2020	%	2019	%
	(in thousands, except percentages)
Equipment	$(4,358)	(188)%	$1,237	10%	$14,156	32%
Services	3,283	24%	2,292	19%	10,001	46%
Total	$(1,075)	(7)%	$3,529	15%	$24,157	37%

	Years ended December 31,
Segment income (loss) and Loss before income taxes	2021	2020	2019
	(in thousands)
Equipment	$(12,868)	$(7,640)	$51
Services	3,283	2,292	10,001
Total segment income (loss)	(9,585)	(5,348)	10,052
General and corporate	7,051	(20,110)	(13,996)
Loss before income taxes	$(2,534)	$(25,458)	$(3,944)

General and corporate expenses include all un-allocated expenses such as sales and marketing, general and administration and common R&D expenses, equity income (loss) of associates, and investment impairment.

Sales are attributed to a geographical area based upon the location of the customer. Sales data by geographical area are as follows:

	Years Ended December 31,
		% of net		% of net		% of net
	2021	Sales	2020	Sales	2019	Sales
	(in thousands, except percentages)
Net Sales by Region
China	$1,858	11%	$2,286	10%	$2,439	4%
India	8,221	52%	9,807	40%	37,206	57%
Japan	5,842	37%	12,208	50%	21,761	33%
Taiwan	—	—%	—	—%	3,515	5%
Other	—	—%	9	—%	702	1%
Total	$15,921	100%	$24,310	100%	$65,623	100%

Long-lived assets, consisting of property, plant and equipment, by geographical area are as follows:

	December 31,
	2021	2020

China	$528	$565
Other	74	55
Total long-lived assets	$602	$620

NOTE 14-CREDIT RISK AND CONCENTRATION

Financial Risks:

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, short-term investments and accounts and notes receivable. The Company places its idle cash and short-term investments with several commercial banks. Approximately $53.8 million and $28.6 million of the Company’s cash and cash equivalents and short-term investments were on deposit in accounts outside the U.S. at December 31, 2021 and 2020, respectively, of which approximately $12.2 million and $12.2 million were held by subsidiaries in China. China imposes currency exchange controls on certain transfers of funds to and from China. The Company’s China subsidiaries are subject to pre-approval from the State Administration of Foreign Exchange (“SAFE”) for non-domestic financing. Additionally, the amount of cash available for transfer from the China subsidiaries for use by the Company’s non-China subsidiaries is also limited both by the liquidity needs of the subsidiaries in China and the restriction on foreign currency exchange by Chinese-government mandated limitations including currency exchange controls on certain transfers of funds outside of China.

The Company’s exposure to market risk for changes in interest rates relates primarily to its investment portfolio. The fair value of its investment portfolio would not be significantly affected by either a 10% increase or decrease in interest rates due mainly to the short-term nature of most of its investment portfolio with the exception of the available-for-sale securities. The investment classified as available-for-sales securities is reported at fair value. It will be measured subsequently at fair value on the balance sheets with unrealized gains and losses recorded in accumulated other comprehensive income in shareholders’ equity. Any negative events or deterioration in financial well-being with respect to the counterparties of the long-term investments and the underlying collateral may cause material losses to the Company and have a material effect on the Company’s financial condition and results of operations. In addition, the Company’s interest income can be sensitive to changes in the general level of U.S. and China interest rates since the majority of its funds are invested in instruments with maturities of less than one year. In a declining interest rate environment, as short-term investments mature, reinvestment occurs at less favorable market rates. Given the short-term nature of certain investments, declining interest rates will not negatively impact the Company’s investment income.

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

The Company’s available-for-sale securities are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income in shareholders’ equity. Any negative events or deterioration in financial well-being with respect to the counterparties of these investments may cause material losses to the Company and have a material effect on the Company’s financial condition and results of operations.

Concentration of Credit Risk and Major Customers:

At December 31, 2021 and 2020, the Company’s accounts receivable balance included amounts due from customer A, representing approximately nil and 1% of the Company’s total accounts receivable, net of allowances for credit losses, respectively.

At December 31, 2021 and 2020, the Company’s accounts receivable balance included amounts due from customer B, representing approximately 92% and 91% of the Company’s total accounts receivable, net of allowances for credit losses, respectively. The Company has collected over $35 million and $8 million in 2021 and in the first quarter of 2022, respectively.

The following customers accounted for 10% or more of the Company’s net revenues:

	For the years ended
	December 31,
	2021	2020	2019
Customer A	30%	25%	21%
Customer B	44%	31%	48%

Country Risks:

The Company’s main operating functions inclusive of R&D, manufacturing and related supports as well as its core management team are in China. The Company’s operations in China are subject to special considerations and significant risks not typically associated with companies in the United States. These include risks associated with, among others, the political, economic and legal environments, foreign currency exchange. The Company’s results may be adversely affected by, among other things, changes in the political, economic and social conditions in China, public health issues such as COVID-19 pandemic, and by changes in governmental policies with respect to laws and regulations, changes in China’s telecommunications industry and regulatory rules and policies, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation.

In addition, the major customers of the Company are based in Japan and India. Therefore, our results of operations may be adversely affected by the political and business relationship between as well as other events affecting Japan or India in general. From time to time there have been tensions and conflicts among China, Japan and India. Adverse changes in political and economic policies, geopolitical uncertainties, and international conflicts may lead to a reduction in our sales. Any future conflicts among China, Japan and India have an adverse impact on the political and business relationship of the countries. Furthermore, events affecting Japan or India in general, such as natural disasters, public health issues (COVID-19 pandemic as example), or a local currency devaluation may also have a negative impact on our business, financial condition and results of operations.
NOTE 15-RELATED PARTY TRANSACTIONS

Tonghao (Cayman) Limited, or Tonghao Cayman, acquired an additional 9,200,000 Ordinary Shares from the Company’s former shareholders and became the largest shareholder of the Company. Tongding Interconnection Information Co., Ltd. (“TDI”) is the parent company of Tonghao Cayman. The Company had sales transactions with TDI in the amount of nil, $13,000 and $49,000 in 2021, 2020 and 2019, respectively.

NOTE 16-SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date of these consolidated financial statements and is not aware of any significant subsequent events that would require recognition or disclosure.

SCHEDULE I

UTSTARCOM HOLDINGS CORP. (UNCONSOLIDATED-PARENT COMPANY BASIS)

REGISTRANT BALANCE SHEETS

(In thousands, except par value)

	December 31,
	2021	2020
	(in thousands)
ASSETS
Investment in subsidiaries	$82,696	$91,904
Total assets	82,696	91,904
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable-intercompany	14,345	14,503
Total current liabilities	14,345	14,503
Total liabilities	14,345	14,503
Shareholders’ equity:
Ordinary shares: $0.00375 par value; 250,000 authorized shares; 41,123 and 40,907 shares issued at December 31, 2021 and December 31, 2020, respectively; 36,114 and 35,898 shares outstanding at December 31, 2021 and December 31, 2020, respectively	123	123
Additional paid-in capital	1,266,822	1,266,318
Treasury stock, at cost: 5,009 and 5,009 shares at December 31, 2021 and December 31, 2020, respectively	(12,322)	(12,322)
Accumulated deficit	(1,246,207)	(1,240,379)
Accumulated other comprehensive income	59,935	63,661
Total shareholders’ equity	68,351	77,401
Total liabilities and shareholders’ equity	$82,696	$91,904

The accompanying notes are an integral part of these financial statements.

UTSTARCOM HOLDINGS CORP. (UNCONSOLIDATED-PARENT COMPANY BASIS)

CONDENSED INFORMATION AS TO STATEMENTS OF COMPREHENSIVE LOSS OF THE REGISTRANT

(In thousands)

	Years ended December 31,
	2021	2020	2019
	(in thousands)
Sales
Unrelated parties	$—	$—	$—
Related parties	—	—	—
Intercompany	—	—	—
Cost of sales
Unrelated parties	—	—	—
Related parties	—	—	—
Intercompany	—	—	—
Gross profit	—	—	—
Operating expenses:
Selling, general and administrative	769	693	633
Research and development	—	—	—
Total operating expenses	769	693	633
Operating loss	(769)	(693)	(633)
Interest income	—	—	—
Interest expense	—	—	—
Other income, net	—	—	—
Loss before income taxes and equity in loss of affiliated companies	(769)	(693)	(633)
Equity in net loss of affiliated companies	(5,059)	(22,983)	(3,280)
Income tax expense	—	—	—
Net loss	$(5,828)	$(23,676)	$(3,913)
Other comprehensive income (loss), net of tax	$(3,726)	$1,560	$529
Comprehensive loss	$(9,554)	$(22,116)	$(3,384)

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

The Company is a holding company and does not have any activities. Operating expenses for the Company for the years ended December 31, 2021, 2020 and 2019 consisted mainly of the retaining fee for the Board of Directors, its director and officer insurance expenses and the expenses associated with investor relations. As the Company does not have any cash activity, the recorded expenses were paid on behalf of the Company by UTStarcom, Inc., its subsidiary, and statements of cash flows have been omitted.

SCHEDULE II

UTSTARCOM HOLDINGS CORP.

VALUATION AND QUALIFYING ACCOUNTS AND ALLOWANCE

For the Years Ended December 31, 2021, 2020, and 2019

		Charged
	Balance at	(credited) to	Credited to		Balance at
	beginning of	costs and	other	(Deductions)	end of
Description	the period	expenses	accounts	Adjustments (1)	the period
Year ended December 31, 2021
Allowance for credit losses	$15,982	$(9,158)	$—	$(193)	$6,631
Tax valuation allowance	$189,253	$1,273	$(192)	$—	$190,334
Year ended December 31, 2020
Allowance for credit losses	$6,506	$9,441	$—	$35	$15,982
Tax valuation allowance	$193,788	$4,334	$(8,869)	$—	$189,253
Year ended December 31, 2019
Allowance for credit losses	$2,124	$4,396	$—	$(14)	$6,506
Tax valuation allowance	$206,630	$1,107	$(13,949)	$—	$193,788

(1)
Represents write-offs of allowance for credit losses and foreign exchange adjustments.