Form 20-F
period 2022-12-31
UTSTARCOM HOLDINGS CORP.
filed 2023-04-27
CIK 1030471

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022.

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

Securities registered pursuant to Section 12(b) of the Act:

None

Securities registered pursuant to Section 12(g) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary Shares, $0.015 par value	UTSI	The NASDAQ Stock Market LLC

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

NONE

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report: 9,073,083 ordinary shares, par value US$0.015 per share.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive oﬃcers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

INTRODUCTION

Unless the context otherwise requires, in this annual report on Form 20-F:

•
“We,” “us,” “our,” “our Company,” the “Company” and the “parent” refer to UTStarcom Holdings Corp., an exempted company incorporated under the laws of the Cayman Islands in April 2011, and its direct and indirect subsidiaries;
•
“UTStarcom” refers to UTStarcom Holdings Corp.;
•
“Shares” or “ordinary shares” refers to our ordinary shares, par value $0.015 per share;
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

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2022, 2021 and 2020.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at the rate of RMB 6.8972 to $1.00, the noon buying rate on December 30, 2022, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. Key Information-D. Risk Factors-Risks Relating to Conducting Business in China-Fluctuation in the value of the RMB relative to the U.S. dollar could affect our operating results and may have a material adverse effect on your investment.”

This annual report also contains translations of certain Indian Rupee amounts into U.S. dollars at the rate of INR 82.72 to $1.00, the noon buying rate on December 30, 2022, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Indian Rupee or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Indian Rupee, as the case may be, at any particular rate or at all. Fluctuation in the value of the Indian Rupee may have a material adverse effect on your investment. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business-Currency rate fluctuations may adversely affect our cash flow and operating results.”

This annual report also contains translations of certain Japanese Yen amounts into U.S. dollars at the rate of JPY 131.81 to $1.00, the noon buying rate on December 30, 2022, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Japanese Yen or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Japanese Yen, as the case may be, at any particular rate or at all. Fluctuation in the value of the Japanese Yen may have a material adverse effect on your investment. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business-Currency rate fluctuations may adversely affect our cash flow and operating results.”

Our ordinary shares are listed on the NASDAQ Stock Market, or NASDAQ, under the symbol “UTSI”. On March 21, 2013, we effected a one-for-three reverse share split of our ordinary shares. On June 28, 2022, we effected a one-for-four reverse share split of our ordinary shares. Unless otherwise specified, all share and per share information in this annual report has been retroactively adjusted to reflect this reverse share split.

On June 24, 2011, we effected a merger, or the Merger, to reorganize the corporate structure of UTStarcom, Inc., a Delaware corporation incorporated in 1991, and its subsidiaries. The Merger resulted in shares of the common stock of UTStarcom, Inc. being converted into the right to receive an equal number of ordinary shares in our capital, which were issued by us in connection with the Merger. Following the Merger, UTStarcom, Inc. became our wholly owned subsidiary and we became the parent company of UTStarcom, Inc. and its subsidiaries. See “Item 4. Information on the Company-C. Organizational Structure” for a list of our subsidiaries. We, together with our subsidiaries, continue to conduct our business in substantially the same manner as was conducted by UTStarcom, Inc. and its subsidiaries. The transaction was accounted for as a legal re-organization of entities under common control. Accordingly, we have prepared our consolidated financial statements as if the current corporate structure had been in existence throughout all relevant periods. Our consolidated financial statements prior to the Merger reflect the financial position, results of operations and cash flows of UTStarcom, Inc. and its subsidiaries. Our consolidated financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 reflect our financial position, results of operations and cash flows.

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

The Holding Foreign Companies Accountable Act (the “HFCAA”)

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the Securities and Exchange Commission, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Related to Conducting Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.”

A. [Reserved]

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Risk Factors Summary

An investment in our ordinary share is subject to a number of risks. The following summarizes some, but not all, of these risks. Please carefully consider all of the information discussed in “Item 3. Key Information— Risk Factors” in this annual report for a more thorough description of these and other risks.

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
•
Investigation by Taiwan Investment Commission (“TWIC”) and the closure of our Taiwan business may cause significantly negative impacts on our business.
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
•
We may be subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions, and similar laws, and noncompliance with such laws can subject us to administrative, civil, and criminal penalties, collateral consequences, remedial measures, and legal expenses, all of which could adversely affect our business, results of operations, financial condition, and reputation.
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
•
The approval or filing requirement of the China Securities Regulatory Commission (the “CSRC”), may be required in connection with any future offering we may conduct, and, if required, we cannot predict whether we will be able to obtain such approval or complete such filings.
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
•
The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

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

We reported a net loss of $5.0 million, $5.8 million and $23.7 million for the years ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022, we had $54.5 million in cash or cash equivalents. Our management considered our current financial status, business operation, market strategy, and product development in the twelve months following the issuance date of this report and believes that we will have sufficient liquidity to finance our anticipated operations, capital expenditure requirements and new business acquisitions and investments, as well as achieve projected cash collections from customers and contain expenses and cash used in operations over that period. However, we may not achieve such operating performance and our management expects to continue to implement our liquidity plans, including reducing operating expenses and improving cash collections and receivable turnover. If we cannot successfully implement our liquidity plans, it may be necessary for us to make significant changes to our business plans and strategy to maintain adequate liquidity. In addition, various other factors may negatively impact our liquidity, such as:

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

We have experienced significant changes in our management and our Board of Directors, or Board, in recent years. In September 2019, two of our directors were replaced resulting from the sale of 9.2 million (or 2.3 million after reverse share split) shares by Shah Capital Opportunity Fund and Mr. Hong Liang Lu (“Selling Shareholders”) to Tonghao (Cayman) Limited. In March 2020, the Chief Executive Officer (“CEO”) took a temporary medical leave of absence, and our Board of Directors appointed an acting CEO. In May 2020, the Vice Present of Finance resigned from the Company, and we then appointed a new Vice President of Global Finance in December 2020. In December 2020, the CEO resigned from the Company and the Board of Directors appointed the acting CEO as the new CEO. In May 2021, the Chairman of the Board was replaced. In June 2021, the CEO vacated the position and the Board of Directors appointed a new CEO. In November 2021, one of our directors was replaced and another director was replaced in January 2022. In September 2022, we appointed Chief Financial Officer (“CFO”), Chief Technology Officer (“CTO”) and Chief Human Resources Officer (“CHO”). Although we have endeavored to implement any director and management transition in a non-disruptive manner, any such transition might impact our business, and give rise to uncertainty among our customers, investors, vendors, employees and others concerning our future direction and performance, which may materially and adversely affect our business, financial condition, results of operations and cash flows, and our ability to execute our business model.

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

Although we have collaborated with Softbank since 2008, Softbank may not continue working with us in the future, whether due to changes in management preferences, business strategy, corporate structure or other factors. Softbank previously was one of our principal shareholders. On January 14, 2014, Softbank sold its entire stake in our Company, consisting of 4,883,875 (or 1,220,969 after reverse share split) ordinary shares. We repurchased 3,883,875 (or 970,969 after reverse share split) ordinary shares, and Shah Capital Opportunity Fund LP, one of our shareholders, purchased 1,000,000 (or 250,000 after reverse share split) ordinary shares, for a price of $2.54 (or $10.16 after reverse share split) per ordinary share. After the consummation of the transaction, Softbank was no longer a related party. Our net sales to Softbank totaled approximately $4.0 million and $4.7 million, respectively, representing approximately 28% and 30%, respectively, of our total net sales in 2022 and 2021. Our net sales to BSNL totaled approximately $6.2 million and $7.0 million, respectively, representing approximately 44% and 44%, respectively, of our total net sales in 2022 and 2021. We anticipate that our dependence on Softbank and BSNL will continue for the foreseeable future.

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

BSNL is UTStarcom’s long-time customer in India. In particular, our Company took on several major projects during the past few years involving the supply of telecom equipment, installation and commissioning, as well as annual maintenance contracts, and accumulated a significant amount of accounts receivable. The process of collecting payments from BSNL is taking longer than we had anticipated. As of December 31, 2022, the gross accounts receivable amount owed by BSNL to the Company was approximately $9.8 million (INR 0.8 billion).

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

UTStarcom and other equipment providers shipped substantial amounts of equipment to BSNL in 2018 to support BSNL’s network expansion. However, BSNL was delinquent in paying its suppliers as its financial condition deteriorated. We collected $11 million, $21 million and $35 million in 2019, 2020 and 2021. Further we collected about $23.4 million and $3.1 million in 2022 and in the first quarter of 2023, respectively. The accounts receivable due from BSNL is approximately $9.8 million as of the year end. As BSNL's operating status has not significantly improved, as well as ongoing payment processing delays due to the COVID-19 pandemic in India, the timing of future payments is uncertain despite significant collections in 2022. See “Item 5-Operating and Financial Review and Prospect”.

We assessed the current situation and financial outlook for BSNL. Based on the formal financial backing of the Indian government, we believe collectability is probable. However, timing of future payments for remaining open accounts receivable is uncertain. We are closely monitoring BSNL’s financial and payment activities and accordingly will adjust our allowance of credit losses quarterly.

Investigation by Taiwan Investment Commission (“TWIC”) and the closure of our Taiwan business may cause significantly negative impacts on our business.

On February 19, 2019, UTStarcom Taiwan Ltd. (“UTTW”), one of our wholly-owned subsidiaries, received an investigation letter from TWIC of the Ministry of Economic Affairs (the “MOEA”) requesting UTTW to provide information in relation to its shareholders background.

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

In 2019, the net sales contributed from the Taiwan market were $3.5 million, which accounted for 6% of our total net sales. In 2020 and 2021, there were no sales generated from the Taiwan market. The closing of UTTW has had a negative impact on our business and overall financial condition and may affect our overall business operations and performance.

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

Trade tensions between China and India arose as a result of border clashes since 2020. On July 23, 2020, India’s Department of Expenditure (DoE) issued an office memorandum amending Rule 144 of General Financial Rules, 2017 (GFR) by inserting a new sub-Rule (xi) under Rule 144. The new sub-Rule (xi) empowers DoE to impose restrictions, including prior registration and screening requirements, in relation to procurement from bidders from certain countries, including China, on grounds of defenses or national security of India, and no procurements shall be made in violation of any restrictions that may be imposed by DoE in this regard. According to the office memorandum, such restrictions would apply to tenders issued by several entities including public sector banks, financial institutions and government enterprises. The Political and security clearance from the Ministries of External and Home Affairs respectively is mandatory as well. The memorandum was amended on February 23, 2023 (Public Procurement N.4) to further tighten the restrictions. According to the updated office memorandum, the prior registration scope was extended to any bidder (including an Indian bidder) who has a Specified Transfer of Technology (ToT) arrangement with an entity from a country which shares a land border with India. After evaluating the relevant regulations changes, we believe that we are under these restrictions because our major shareholders are connected with Chinese entities or individuals. We cannot assure that we will be able to obtain the approvals of such required registrations and clearance, and the approval, if granted, may be subject to cancellation. As a result, we may not be able to participate in future biddings in India; in addition, our potential client may take such new regulations into consideration and our overall likelihood of success in bidding may decrease and this will have material negative impact on our operation in India.

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
•
compliance issues relating to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions, and similar laws and regulations;
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

Our business is subject to risk from changing foreign exchange rates as a substantial part of our business was conducted in a variety of currencies other than the U.S. dollar. In 2022, a majority of our sales were made in India and denominated in Indian Rupee. The value of INR against the U.S. dollar and other currencies fluctuate and is affected by, among other things, changes in the respective country’s monetary or fiscal policies and political and economic conditions and supply and demand in local markets. Over the past three years, INR fluctuated about 2.4%, 2.0% and 11.1% against the U.S. dollar in 2020, 2021 and 2022 respectively. In addition, significant sales were denominated in Japanese Yen and most of our inventory purchases and operating expenses were denominated in Renminbi. Adverse movements in currency exchange rates may negatively affect our cash flow and operating results. In aggregate, we recorded a net foreign currency loss of $2.9 million in 2020, a net gain of $1.3 million in 2021 and a net loss of $0.7 million in 2022 respectively. We currently do not use forward and option contracts to hedge against the risk of foreign currency rate fluctuation in the eventual net cash inflows and outflows resulting from foreign currency denominated transactions with customers, suppliers, and non-U.S. subsidiaries. We are limited in our ability to hedge our exposure to rate fluctuations in certain currencies, including the Renminbi and Indian Rupee, primarily due to governmental currency exchange control regulations that restrict currency conversion and remittance. As a result, fluctuations in foreign currencies may have a material impact on our business, results of operations and financial condition.

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

The industry in which we compete is moving towards aggressive assertion, licensing and litigation of patents and other intellectual property rights. From time to time, we have become aware of the possibility or have been notified that we may be infringing certain patents or other intellectual property rights of others. In 2022, we have not received such claim letter. Regardless of their merit, responding to such claims could be time consuming, divert management’s attention and resources and cause us to incur significant expenses. In addition, although some of our supplier contracts provide for indemnification from the supplier with respect to losses or expenses incurred in connection with any infringement claim, certain contracts with our key suppliers do not provide for such protection. Moreover, certain of our sales contracts provide that we must indemnify our customers against claims by third parties for intellectual property rights infringement related to our products. There are no limitations on the maximum potential future payments under these guarantees. Therefore, we may incur substantial costs related to any infringement claim, which may substantially harm our results of operations and financial condition.

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

From time to time, we make financial and/or strategic investments in third party businesses. We cannot be certain that such investments will be successful. In certain instances, we have lost part or all of the value of such investments, resulting in a financial loss and/or the loss of potential strategic opportunities. We recognize an impairment charge on our investment when a decline in the fair value of such investment below the cost basis is judged to be other-than-temporary. In making this determination, we review several factors to determine whether the losses are other-than-temporary, including but not limited to: (i) the length of time the investment was in an unrealized loss position, (ii) the extent to which fair value was less than cost, (iii) the financial condition and near term prospects of the issuer, and (iv) our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value. For the years ended December 31, 2022 and 2021, we recorded impairment charges of nil and nil related to investments, respectively. If we have to write down or write-off our investments, or if potential strategic opportunities do not develop as planned, our financial performance may suffer. Moreover, these investments are often illiquid, such that it may be difficult or impossible for us to monetize such investments.

We could incur asset impairment charges for long-lived assets or long-term investments, which could negatively affect our future operating results and financial condition.

As of December 31, 2022, we had long-lived assets. During 2022 we performed assessments for any possible impairment of long-lived assets and long-term investments for accounting purposes. We review the recoverability of the carrying value of long-lived assets held and used and long-lived assets to be disposed of whenever events or changes in circumstances indicate that the carrying value of the assets or asset groups may not be recoverable. Any such charge may adversely affect our operating results and financial condition.

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

Many jurisdictions in which we have operations or sell products to customers have adopted or are adopting new data privacy and data protection laws that may impose further onerous compliance requirements, such as data localization, which prohibits companies from storing data relating to resident individuals in data centers outside the jurisdiction. For example, the PRC deems data security a material national security interest. According to the PRC National Security Law, which became effective in September 2021, institutions and mechanisms for national security review and administration will be established to conduct national security review on key technologies and IT products and services that affect or may affect national security. Furthermore, the PRC National Security Law provides for a security review procedure for the data activities that may affect national security. The PRC National Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. It is not clear how “important data” or “state critical data” is interpreted under the PRC Data Security Law. If we are deemed to collect “important data” or “state critical data,” we may need to adopt internal reforms in order to comply with the Data Security Law. In order for us to maintain or become compliant with applicable laws as they come into effect, it may require substantial expenditures on resources to continually evaluate our policies and processes and adapt to new requirements that are or become applicable to us. Complying with any additional or new regulatory requirements on a jurisdiction-by-jurisdiction basis would impose significant burdens and costs on our operations or may require us to alter our business practices. While we strive to protect our users’ privacy and data security and to comply with material data protection laws and regulations applicable to us, it is possible that our practices are, and will continue to be, inconsistent with certain regulatory requirements. Our international business operations could be adversely affected if these laws and regulations are interpreted or implemented in a manner that is inconsistent with our current business practices or that requires changes to these practices. If these laws and regulations materially limit our ability to collect and use user data, our ability to continue our current operations without modification, develop new services or features of the products and expand our user base will be impaired. Any failure or perceived failure by us to comply with applicable data privacy laws and regulations, including in relation to the collection of necessary end-user consents and providing end-users with sufficient information with respect to our use of their personal data, may result in fines and penalties imposed by regulators, governmental enforcement actions (including enforcement orders requiring us to cease collecting or processing data in a certain way), litigation and/or adverse publicity. Proceedings against us—regulatory, civil or otherwise—could force us to spend money and devote resources in the defense or settlement of, and remediation related to, such proceedings.

We may be subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions, and similar laws, and noncompliance with such laws can subject us to administrative, civil, and criminal penalties, collateral consequences, remedial measures, and legal expenses, all of which could adversely affect our business, results of operations, financial condition, and reputation.

We may be subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions, and similar laws and regulations in various jurisdictions in which we conduct business, including the U.S. Foreign Corrupt Practices Act, or the FCPA, and other anti-corruption laws and regulations. The FCPA prohibits us and our officers, directors, employees, and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing, or providing anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records, and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. A violation of these laws or regulations could adversely affect our business, reputation, financial condition, and results of operations.

We have direct or indirect interactions with officials and employees of government agencies and state-owned affiliated entities in the ordinary course of business. We also have business collaborations with government agencies and state-owned affiliated entities. These interactions subject us to an increasing level of compliance-related concerns. We have adopted and implemented certain policies and procedures designed to ensure compliance by us and our directors, officers, employees, and business partners with applicable anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions, and similar laws and regulations. However, our policies and procedures may not be sufficient and our directors, officers, employees, and business partners could engage in improper conduct for which we may be held responsible.

Non-compliance with anti-corruption, anti-bribery, anti-money laundering, or financial and economic sanctions laws could subject us to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures, and legal expenses, all of which could materially and adversely affect our business, reputation, financial condition, and results of operations.

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

In recent years, there have been outbreaks of health epidemics in China and globally, including the outbreak of COVID-19 pandemic. Our results of operations have been and may continue to be adversely and materially affected to the extent COVID-19 or any other epidemic harms the Chinese and global economy in general. Beginning in 2020, the COVID-19 pandemic has resulted in quarantines, travel restrictions, and temporary closure of businesses and facilities in China and worldwide. The extent to which the COVID-19 pandemic impacts the Company’s long-term results depends on future developments which are highly uncertain, unpredictable and beyond our control, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future actions that may be taken in response to these developments.

In the event this pandemic persists for an extended period, our ability to consistently offer products and services in the future may be significantly disrupted, and may adversely affect our business operations, financial condition and operating results for 2023, including but not limited to negative impact to the Company’s total revenues, slower collection of accounts receivables and additional allowance for credit losses.

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

Since 2004, we have identified a material weakness in our internal control over financial reporting and have concluded that our internal controls over financial reporting were not effective as of December 31, 2022. The requirements of Section 404 of the Sarbanes-Oxley Act are ongoing and also apply to future years. We expect that our internal control over financial reporting will continue to evolve as we continue in our efforts to transform our business. Although we are committed to continue to improve our internal control processes and we will continue to diligently and vigorously review our internal control over financial reporting in order to ensure compliance with the Section 404 requirements, any control system, regardless of how well designed, operated and evaluated, can provide only reasonable, not absolute, assurance that its objectives will be met. In addition, successful remediation of the control deficiencies identified as of December 31, 2022 is dependent on our ability to hire and retain qualified employees and consultants. Therefore, we cannot be certain that in the future additional material weakness or significant deficiencies will not exist or otherwise be discovered. See “Item 15-Controls and Procedures” contained in UTStarcom Holdings Corp.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022”.

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

The approval or filing requirement of the China Securities Regulatory Commission (the “CSRC”), may be required in connection with any future offering we may conduct, and, if required, we cannot predict whether we will be able to obtain such approval or complete such filings.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; and (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application for initial public offering and listing in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted.

However, since the Trial Measures was newly promulgated, its interpretation, application and enforcement remain unclear. If the filing procedure with the CSRC under the Trial Measures is required for any future offerings, listing or any other capital raising activities, it is uncertain whether we could complete the filing procedure in a timely manner, or at all. Any failure to complete such filings may subject us to regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our ordinary shares.

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

On July 7, 2022, CAC promulgated Measures for the Security Assessment of Outbound Data Transfers, which became effective on September 1, 2022, and provide that a data processor is required to apply for security assessment for cross-border data transfer in any of the following circumstances: (i) where a data processor provides critical data to offshore entities and individuals; (ii) where a CIIO or a data processor which processes personal information of more than one million individuals provides personal information to offshore entities and individuals; (iii) where a data processor has provided personal information in the aggregate of more than 100,000 individuals or sensitive personal information of more than 10,000 individuals in total to offshore entities and individuals since January 1 of the previous year; or (iv) other circumstances prescribed by the CAC for which declaration for security assessment for cross-board transfer of data is required. We may be required to declare security assessment once we fall under any of the aforementioned circumstances and our business operations may be restricted according to the regulations above mentioned.

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

There remains uncertainty, however, as to how the Cybersecurity Review Measures and the Measures for the Security Assessment of Outbound Data Transfers will be interpreted, how the Security Administration Draft will be implemented and interpreted, and whether the PRC regulatory agencies, including the CAC, may adopt any other new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures, the Measures for the Security Assessment of Outbound Data Transfers and the Security Administration Draft. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot guarantee, however, that we will not be subject to cybersecurity review or network data security review in the future. During such reviews, we may be required to suspend our operation or experience other disruptions to our operations. Cybersecurity review and network data security review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial conditions, and results of operations.

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

Over 2018 and 2019, RMB depreciated almost 5.7% and 1.23% against the U.S. dollar. Over 2020 and 2021, RMB rose almost 6.24% and 2.66% against the U.S. dollar. Over 2022, RMB depreciated almost 8.72%. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. It is difficult to predict how market forces or PRC or U.S. government policy may affect the exchange rate between the RMB and the U.S. dollar in the future.

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

Direct foreign investments are subject to certain restrictions with respect to the operating of telecom and cable sectors. Under the “Telecommunications Regulations” issued by the State Council on September 25, 2000, firstly amended on July 29, 2014 and secondly amended on February 6, 2016, the “Provisions on Administration of Foreign Invested Telecommunications Enterprises” issued by the State Council on December 11, 2001, firstly amended on September 10, 2008, secondly amended on February 6, 2016, and thirdly amended on March 29, 2022, the “Notice of the Ministry of Industry and Information Technology on Removing the Restrictions on Foreign Equity Ratios in Online Data Processing and Transaction Processing (Operating E-commerce) Business” (Gongxinbutong

[2015] No.196) issued by the Ministry of Industry and Information Technology on June 19, 2015, and Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Edition), issued by National Development and Reform Commission (“NDRC”), together with the PRC Ministry of Commerce the shareholding of foreign investors is limited to up to 49% for basic telecom business and up to 50% for almost all value-added telecom business, only e-commerce business, domestic multi-party, communication, store-and-forward and call center (our business not included) allows foreign equity to reach to 100%.

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

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess the auditor’s compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the shares were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. Pursuant to the HFCAA, the PCAOB issued determinations on December 16, 2021 notifying the SEC that it was unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong, including our auditor as an independent registered public accounting firm. On August 26, 2022, the PCAOB signed a Statement of Protocol with relevant PRC authorities governing inspections and investigations of audit firms based in China, pursuant to which the PCAOB determined that it has secured complete access to inspect and investigate audit firms based in mainland China or Hong Kong in December 2022 and vacated its December 16, 2021, determinations to the contrary. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our shares would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the shares to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

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

Entities affiliated with Tonghao (Cayman) Limited, or Tonghao Cayman, and the Smart Soho International Limited, or Smart Soho, and E-Town International Holding (Hong Kong) Co. Limited, or E-Town beneficially owned approximately 34%, 13%, and 10%, respectively, of our outstanding shares as of March 31, 2023. E-Town also has the right to designate a member of our Board of Directors. As a result, Tonghao, Smart Soho and E-Town have the ability to influence all matters submitted to our shareholders for approval, as well as our management and affairs. Matters that could require shareholder approval include:

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

Our corporate affairs are governed by our memorandum and articles of association, the Cayman Islands Companies Act (2023 Revision) (the “Companies Act”) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, the rights of minority shareholders to institute actions and the fiduciary responsibilities of our directors to our shareholders are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the latter of which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law may not be as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands have a different body of securities law than the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. As a result, our public shareholders may encounter more difficulty in protecting their interests against actions taken by the management, the Board of Directors or the controlling shareholders of our Company than they would as shareholders of a public company incorporated in the United States.

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

If we are unable to maintain compliance with the conditions for continued listing required by NASDAQ, then our ordinary shares may be subject to delisting from NASDAQ. NASDAQ Listing Rule 5450(a) (1) requires that our shares trade above $1.00 per share. Our shares traded below $1.00 for periods in 2012, 2013, 2020, 2021 and 2022. On March 15, 2013 we received formal notice from NASDAQ that we were not in compliance with NASDAQ’s Listing Rules. While we returned to full compliance on April 11, 2013, our shares may trade below $1.00 per share again in the future. In addition, we failed to file our annual report on Form 20-F for 2016 on a timely basis, but regained compliance after filing such report in November 2017. On January 22, 2022 we received formal notice from NASDAQ that we were not in compliance with NASDAQ’s Listing Rules of minimum bid price, but regained compliance after effecting a reverse stock-split, which was effective on June 28, 2022. If our ordinary shares are delisted from NASDAQ, our ordinary shares may not be eligible to trade on any national securities exchange or the over-the-counter market. If our ordinary shares are no longer traded through a market system, their liquidity may be greatly reduced, which could negatively affect their price. In addition, we may be unable to obtain future equity financing, or use our ordinary shares as consideration for mergers or other business combinations. A delisting from NASDAQ may also have other negative implications, including the potential loss of confidence by suppliers, customers and employees, the loss of institutional investor interest, and fewer business development opportunities and could lead to a default under certain of our contractual arrangements.

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

Our ordinary shares are traded on NASDAQ under the same ticker symbol “UTSI,” under which UTStarcom, Inc.’s common stock had previously traded. Our registered office in the Cayman Islands is located at the offices of Maples and Calder (Cayman) LLP, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our telephone number at this address is +1 (345) 949 8066. Our agent for service of process in the United States is The Corporation Trust Company and its address is Corporation Trust Centre, 1209 Orange ST, Wilmington DE 19801, USA. Our principal executive offices are located at 4th Floor, South Wing, 368 Liuhe Road, Binjiang District, Hangzhou, P.R. China. We can be reached by telephone at +86 571 8192 8888 and https://utstar.com.

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

Our networking technologies enable access, aggregation and transports of high-speed data, voice and video. The product lines include Converged Packet Transport (“CPT”), Disaggregated Router Platform, Packet Transport Network (“PTN”), Packet Aggregation Network (“PAN”), Wireline Broadband Access including Multi-Services Access Network (“MSAN”) and Fiber To The X (“FTTx”), Carrier Wi-Fi solution and SDN controller.

UTStarcom is actively involved in new products and solutions developments in several key target areas including 5G mobile transport networks, disaggregated network platforms optimized for telecom market applications and requirements, and network synchronization. The new products and solutions utilize the experience and knowledge that we have accumulated over the years in our key areas of expertise including optical communications, broadband access technologies, as well as hardware and software design.

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

SkyFlux CPT Platform

The SkyFlux CPT is our next-generation communications platform that enables carriers to effectively manage the network resources and meet complex requirements of 5G mobile systems as well as of various other traditional and emerging applications by ensuring high performance, flexibility and efficiency. The SkyFlux platform combines Segment Routing over MPLS (SR-MPLS) and MPLS-TP tunneling, TDM-like Ethernet based on FlexE/G.mtn, highly accurate time synchronization, and SDN-based network intelligence into an efficient future-proof packet transport network. The platform provides support of high-speed interfaces up to

100GE/200GE/400GE, high port density, wide range of services including L2/L3VPN, and full set of carrier-class features: sub-50ms protection, OAM, QoS, hardware redundancy. On top of high switching capacity and performance, the platform offers such advanced features as hard and soft network slicing, extra-low forwarding latency with FlexE/G.mtn Cross-Connect feature, and very high time synchronization accuracy reaching 5ns TE accuracy – characteristics of a transport networks that are particularly important for efficient 5G mobile network deployments.

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

The SkyFlux CPT platform successfully passed a complex and comprehensive set of tests and was approved for use on 5G mobile network of one of the major mobile operators in China. We are working with our customers and partners on further promotion of this platform. We expect customer lab tests and field trials in 2023 and following volume orders for the related products.

SkyFlux Disaggregated Network Solution

Disaggregation of hardware and software in telecommunication networks, and more specifically in 5G transport networks, becomes an increasingly important technology. It has the potential to reduce capital expenses and operating expense of transport networks, while enabling the support of a variety of requirements in a flexible and cost-efficient manner. We leverage our expertise in telecom networks and carrier grade hardware and software design to answer growing market demand for higher openness, flexibility and improved cost-efficiency of telecom network infrastructure through the use of network disaggregation concept. UTStarcom have been actively working in this area in recent years, developing its own disaggregated network platform, and providing disaggregated network products development and integration services to its customers (including major telecom network operators).

In 2022, UTStarcom released its newest SkyFlux UAR Disaggregated Router platform that combines the strengths, flexibility, and low TCO benefits of modular chassis-based hardware platforms with all the advantages of the software-centric network disaggregation paradigm. The SkyFlux UAR Disaggregated Router platform is based on IP-MPLS and Segment Routing technologies with multiple advanced features (such as SR-MPLS, L2VPN/L3VPN/EVPN, OAM, protection, telemetry, IEEE1588v2 PTP, SyncE, QoS/H-QoS, etc.) adopted for the target applications including 5G transport network and others. The initial release of the platform included 3 chassis-based modular disaggregated routers (SkyFlux UAR400A-04X, SkyFlux UAR500A-08X, and SkyFlux UAR500B-12X) and the SkyFlux NOS Network Operating System. The SkyFlux UAR Disaggregated Router platform components can be integrated to work together and provided as a pre-integrated solution, or can be used separately for integration with compatible third party commercial or open-source components. While 5G/4G midhaul and backhaul are the primary targets application for the platform, it has a wider potential and can be efficiently applied to other applications and market segments, including broadband aggregation, metro access and aggregation networks, and others.

In 2022 UTStarcom continued working with China Unicom Research Institute, a wholly owned subsidiary of China Unicom, one of the major mobile network operators (“MNO”) in China, on the cooperative development and field testing of an open and disaggregated network platform that is primarily intended to be used as a carrier-grade networking platform for the access segment of 5G transport network of China Unicom, which operates as IP RAN transport based on Segment Routing technology. Initial efforts in 2020-2021 were focused on the development of NOS (Network Operating System), which were concluded with a successful IOP (interoperability) testing with several 3rd party vendors, and a field trial on customer’s network in Guangdong Province, China. The NOS was designed to ensure openness and prevent vendor lock-in, supporting a variety of hardware implementations that can be based on certain Broadcom DNX series and Centec switching chips, Intel x86 and ARM CPU, non-redundant pizza-box as well as redundant chassis platforms. Following the completion of NOS v.1.x Phase 2 development announced earlier that covered many new features critical for the intended use case (SR-MPLS, EVPN, extended support of synchronization, OAM, etc.), in 2022 the Company won a new request for proposal (“RFP”) from the customer for further NOS platform development: a v.2.x NOS development that covers such advanced features as SRv6 and the related protocol stack, as well as various NOS platform improvements & enhancements. In 2022 we also expanded the scope of cooperation with the customer to hardware platforms: we won the customer’s RFP for the disaggregated hardware platform development. We expect to pass final acceptance on both new RFPs and conduct field trials on customer’s network in 2023.

The Company also continued its collaboration with Guangdong Research Institute of China Telecom Co., Ltd., the professional technology research institution of China Telecom, one of the major telecom network operators in China, on the development of a disaggregated platform for 5G transport network of China Telecom, including the development of a chassis-based modular redundant disaggregated hardware platform based on the Intel x86 CPU and Broadcom DNX-series switch chip, implementation of hardware drivers and APIs, integration of ONIE (Open Network Install Environment) into the platform, and integration of certain UTStarcom software modules into the customer’s NOS. In 2022, as yet another milestone in this collaboration between the companies, UTStarcom won an RFP aimed at expanding the capabilities of the platform, including the development of 3 new line cards for use with the white-box router platform. The Company finalized the development and passed final acceptance. We expect volume shipments and field deployment of the products to start in 2023.

As 5G networks rollout gains momentum, carrier-class network disaggregation solutions optimized for 5G transport applications becomes increasingly important, helping operators to reduce costs, improve control over the telecommunication platforms, and accelerate innovation. We believe we are well-positioned to capitalize on this opportunity, leveraging our expertise in carrier-class solutions design and strong customization design capabilities. The disaggregated network solution is going to play an important role within our portfolio moving forward.

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

In parallel, we continue the development and optimization of the SOO Station platform for use with our SkyFlux UAR & NOS Disaggregated Router platform and its intended applications. This platform is planned for release in 2023.

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

The Next Generation Packet Transport Network (“NG-PTN”) portfolio offers some important improvements including highly efficient hardware and software architecture, high port density, high speed interfaces up to 100GE, low power consumption and overall capital and operating expense savings. The growing demand for 100GE interface support from operators has been driving NG-PTN sales in recent years, and we continued shipping our 100GE-enabled NG-PTN products in 2021-2022 to meet the demand. This includes orders that we received for the latest NetRing TN704E as well as expansion orders for TN705E, supplied for the 4G/5G network expansion of our customer in Europe. We expect extension orders of our NG-PTN products from our customers in 2023 and 2024.

The platforms and networks deployed by our customers are in active use and operation. We continue providing support to them, and expect renewal of annual maintenance contracts in 2023.

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

The SyncRing solution has been deployed in the LTE mobile network of one of the largest Mobile network operators (“MNO”) in Japan since 2017 with multiple expansion orders and volume shipments of SyncRing products to our customer in 2019 and 2020. In 2021-2022 we continued supporting the customer with shipments of spare parts orders. Following the global launch of 5G technology and start of 5G networks rollout, we expect further orders of the 5G-ready XGM30 Grand Masters and XBC340/ XBC341 Boundary Clocks switches. We also pro-actively exploring China market for new customers and related opportunities presented by fast rollout of 5G networks in this market.

Broadband Access

MSAN offers a wide range of services over copper twisted pair and optical fiber including IPTV, High-Speed Internet Access, POTS, VoIP. UTStarcom’s iAN Multimedia Network Edge is a leading MSAN platform with accumulated over 40 million lines installed worldwide. The latest iAN platform-iAN1200 series MSAN portfolio accommodates carrier-grade broadband access, telephony and data service, and supports a range of technologies such as POTS, ADSL/ADSL2/ADSL2+, VDSL2, SHDSL (EFM) which allows service providers to serve highly interactive and bandwidth intensive applications. The MSAN B1200 product line includes several products of different capacity that act as a traditional TDM based DLC, IPDSLAM, Media Gateway platform integrated into a single device and supports seamless migration from V5/AN to VoIP/AG and IMS Access. The MSAN B1200 Series products were widely deployed and expanded since 2015 with shipments accumulating to over 5 Million ports. We see a demand for legacy MSAN platforms upgrade and working with our customers on related opportunities.

Carrier Wi-Fi product line includes a complete carrier-grade solution for a managed wireless access network: Wireless Access Controllers, Network Management System, and Wi-Fi Access Points (“AP”) for carrier and MSO markets and various deployment scenarios. We have successfully deployed Carrier Wi-Fi solutions since 2013 in our key target markets.

Another integral part of our Wireline Broadband Access portfolio – GPON FTTx represented by a range of OLT and ONT products, designed for delivery of high-speed voice, data and video services to residential and business subscribers. We saw a growing demand for FTTx in our key broadband market in India recently that resulted in orders received in 2019 and 2020.

Our Broadband Core solutions such as IMS (IP Multimedia Subsystem) and SSTP (Signaling Transfer Point) are deployed as a part of operators’ broadband core and enable them to provide a number of services to their end customers, as well as to monetize their broadband network infrastructure. The deployed platforms are in active use by our customers, we received multiple expansion orders for IMS in 2022, and we expect to receive further expansion orders in 2023 to meet operators’ needs for increasing broadband customers’ demands.

We continue providing support and maintenance services to our customers that use our broadband solutions. We also see continued demand for broadband products and opportunities in our existing and new markets globally.

Enterprise Solutions Sales Initiative

In 2022, the Company established a domestic enterprise sales team to focus on market opportunities related to Smart Cities and Digital Construction in China. We are actively exploring the market and related opportunities, we have several projects in process that we expect to result in orders in 2023 and beyond.

MARKETS AND CUSTOMERS

The table below describes net sales by geographic region for the fiscal years ended December 31, 2022, 2021 and 2020.

	Years Ended December 31,
		% of net		% of net		% of net
	2022	Sales	2021	Sales	2020	Sales
	(in thousands, except percentages)
Net Sales by Region
China	$1,735	12%	$1,858	11%	$2,286	10%
India	7,152	51%	8,221	52%	9,807	40%
Japan	5,165	37%	5,842	37%	12,208	50%
Other	—	—%	—	—%	9	—%
Total	$14,052	100%	$15,921	100%	$24,310	100%

Our products and services are used primarily in Asia. In 2022, 2021 and 2020, India market represents 51%, 52% and 40% of our net sales, respectively. Japan market represents 37%, 37% and 50% of our net sales in 2022, 2021 and 2020, respectively.

Our key target geographical markets for the deployment of our broadband infrastructure products are India, Japan, and China. We believe these geographical markets provide a significant opportunity given their strong consumer demand for new broadband services and ongoing upgrades of telecom infrastructure.

We have observed consistently high interests in our products in the India market. We see potential for growth there for many of our product lines including optical transport and aggregation, fixed and wireless broadband access. Provided geopolitical tensions between China and India, we are exploring options to keep supply of our products to India to meet the demand for project upgrade and expansion.

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

A significant portion of our net sales is derived from a Japanese customer, Softbank, which is also one of our former shareholders. In 2022, our net sales to Softbank totaled approximately $4.0 million, representing approximately 28% of our total net sales. In 2021, our net sales to Softbank totaled approximately $4.7 million, representing approximately 30% of our total net sales. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business-We rely on a Japanese customer and an Indian customer for a significant portion of our net sales. Any deterioration of our relationship or any interruption to our ongoing collaboration with this customer may significantly harm our business, financial condition and results of operations.” Another significant portion of our net sales is derived from an India customer, BSNL. In 2022, our net sales to BSNL totaled approximately $6.2 million, representing approximately 44% of our total net sales. In 2021, our net sales to BSNL totaled approximately $7.0 million, representing approximately 44% of our total net sales. In the third quarter of 2019, BSNL delayed payment on a large receivable. We have received partial payment at the end of 2019 and every month in 2020, 2021, 2022 and Q1 2023. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business.”

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

In the past we have made, and expect to continue to make, significant investments in research and development. For the years ended December 31, 2022, 2021 and 2020 our R&D expenses totaled $4.8 million, $6.9 million, and $8.1 million, respectively.

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

In November 2010, we entered into a lease agreement for our office in Tokyo, Japan. Under the term, we have leased over 500 square meters of gross floor area and we extend the lease period every two years. The current lease agreement has been renewed for another two years in November 2021. In July 2016, we entered into a new lease agreement for our office facilities in Hangzhou, China, and later we expanded the lease area with the same landlord. Under the term of these lease agreements, we have leased 15,925 square meters (approximately 171,417 square feet) of gross floor area, through July 31, 2021. In August, 2021, we renewed lease agreement and leased 14,405 square meters (approximately 154,998 square feet) of gross floor area, which extends 5 years to 2026. In December 2022, we reduced the gross floor area to 11,674 square meters (approximately 125,662 square feet) .We believe our facilities are suitable and adequate to meet our current needs.

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

Investments

In October 2004, we invested $3.0 million in Series D preferred convertible stock of GCT Semiconductor, Inc., or GCT, which designs, develops and markets integrated circuit products for the wireless communications industry. This investment represents approximately a 0.2965% interest in GCT. This investment is accounted for using the cost method. We assess the fair value at every year-end. In 2012 and 2016, we recorded $2.1 million and $0.8 million investment impairment, respectively. As of December 31, 2016, the book value of the investment was zero.

On October 16, 2010, we invested $30.0 million in UiTV Media Inc., or (“UiTV”), $10.0 million of which was paid by our common shares that we had the repurchase rights and $20.0 million of which was paid by cash. We recorded this transaction as an acquisition because we then owned 75% interests in UiTV and had effective control. The transactions closed on November 8, 2010. On April 15, 2012, we then exercised our repurchase right, which trigged deconsolidation of UiTV from our consolidated financial statements starting from June 21, 2012 because we lost effective control due to our ownership decreasing from 75% to 49% and we lost one seat on the Board of Directors. Thereafter we recorded this investment using the equity method. From December 3, 2012 to December 31, 2015, we purchased $35.1 million convertible bonds that bear interest at 6.5% per annum with various maturity dates and subsequently all maturity dates were extended to December 31, 2015. In 2013 and 2014, we recorded a total of $9.6 million and $5.3 million, respectively, in losses for the preferred stock investment to reflect our 49% interest in UiTV losses. After the preferred shares was reduced to zero, we start to record 100% UiTV losses against our convertible bond investment balance until the carrying value of the convertible bond investment balance was reduced to zero. Therefore, in 2014 and 2015, we recorded $3.6 million and $14.0 million, respectively, in losses to reflect 100% of UiTV losses. Additionally, at every year-end, we assess the fair value of the UiTV, and recorded impairment charges of $9.1 million, $2.4 million and $6.0 million in 2013, 2014 and 2015, respectively. The convertible bond investments balance was reduced to zero as of December 31, 2015.

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

The comparison of 2021 and 2020 financial positions and results of operations and related discussions was in “Item 5—Results of Operations” included in the annual report for the year ended December 31, 2021 on Form 20-F, which was not incorporated in this annual report.

Net Sales

	Years Ended December 31,
		% of		% of
Net Sales by Segment	2022	Net Sales	2021	Net Sales
	(in thousands, except percentages)
Equipment	$2,284	16%	$2,323	15%
Services	11,768	84%	13,598	85%
Total	$14,052	100%	$15,921	100%
Net Sales by Region
China	$1,735	12%	$1,858	11%
India	7,152	51%	8,221	52%
Japan	5,165	37%	5,842	37%
Total	$14,052	100%	$15,921	100%

Fiscal 2022 vs. 2021

Net sales decreased by 11.7% to $14.1 million for 2022 as compared to $15.9 million for 2021.

Sales from equipment were $2.3 million for 2022, the same as $2.3 million for 2021.

Sales from services were $11.8 million for 2022, a decrease of $1.8 million compared to $13.6 million during 2021. The decline was mainly due to the completion of current projects and no new major projects in India, and lower Japan service revenue due to JPY depreciated relative to the U.S. dollar during 2022.

Cost of Sales

	Years Ended December 31,
		% of		% of
Cost of Sales by Segment	2022	Net Sales	2021	Net Sales
	(in thousands, except percentages)
Equipment	$2,902	127%	$6,681	288%
Services	8,483	72%	10,315	76%
Total	$11,385	81%	$16,996	107%

Cost of sales consists primarily of material and labor costs associated with manufacturing, assembly and testing of products, costs associated with installation and customer training, warranty costs, fees to agents, inventory and contract loss provisions and related overhead. Cost of sales also includes import taxes and tariffs on components and assemblies.

Fiscal 2022 vs. 2021

Cost of sales was $11.4 million, or 81% of net sales for 2022 compared to $17.0 million, or 107% of net sales, for 2021. The cost of sales percentage in 2022 was decreased due to the lower inventory reserves.

Cost of sales from equipment was $2.9 million, or 127% of net equipment sales, for 2022, compared to $6.7 million, or 288% of net equipment sales for 2021.

Cost of sales from services were $8.5 million, or 72% of net sales from services, for 2022, compared to $10.3 million, or 76% of net sales from services for 2021.

Gross Profit (Loss)

	Years Ended December 31,
		Gross Profit		Gross Profit
Gross profit (loss) by Segment	2022	%	2021	%
	(in thousands, except percentages)
Equipment	$(618)	(27)%	$(4,358)	(188)%
Services	3,285	28%	3,283	24%
Total	$2,667	19%	$(1,075)	(7)%

Our gross profit has been affected by changes in average selling prices, material costs, product mix, the impact of warranty charges and contract loss provisions, as well as inventory reserves. Inventory reserves was $0.7 million and $4.6 million for 2022 and 2021, respectively. Our gross profit, as a percentage of net sales, varies among our product families. We expect that our overall gross profit, as a percentage of net sales, will fluctuate in the future as a result of shifts in product mix and stages of the product life cycle.

Fiscal 2022 vs. 2021

Gross profit was $2.7 million, or 19% of net sales, for 2022, compared to gross loss of $1.1 million, or 7% of net sales, for 2021.

Sales of equipment had a gross loss of $0.6 million, with a negative gross profit margin of 27%, for 2022, as compared to a gross loss of $4.4 million, with a negative gross profit margin of 188% for 2021. The improved gross profit was attributed to the lower inventory reserves.

Sales of service earned a gross profit of $3.3 million, or 28% of net sales of Services for 2022, compared to a gross profit of $3.3 million, or 24% for 2021.

Operating Expenses

The following table summarizes our operating expenses:

	Years Ended December 31,
		% of		% of
	2022	Net Sales	2021	Net Sales
	(in thousands, except percentages)
Selling, general and administrative	$2,292	16%	$(2,642)	(17)%
Research and development	4,762	34%	6,886	43%
Total operating expenses	$7,054	50%	$4,244	27%

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

SELLING, GENERAL AND ADMINISTRATIVE

Fiscal 2022 vs. 2021

SG&A expenses were $2.3 million for 2022, an increase of 186.8%, or $4.9 million, as compared to negative $2.6 million for 2021. The increase was mainly attributable to less reversal of allowance for credit loss associated with aged receivables from our India customer, and decreased expenses from continued tight cost controls.

Reversals of credit losses were $3.5 million for 2022, a decrease of 62.2%, or $5.7 million, as compared to $9.2 million for 2021.

RESEARCH AND DEVELOPMENT

Fiscal 2022 vs. 2021

R&D expenses were $4.8 million in 2022, a decrease of 30.8%, or $2.1 million, compared to $6.9 million in 2021. The decrease reflected the Company’s different stages in 5G product development.

STOCK-BASED COMPENSATION EXPENSE

The following table summarizes the stock-based compensation expense in the Company's Consolidated Statements of Comprehensive Loss:

	Years Ended December 31,
	2022	2021	2020
	(in thousands)
Cost of net sales	$97	$87	$89
Selling, general and administrative	258	236	360
Research and development	248	181	254
Total	$603	$504	$703

As of December 31, 2022, there was approximately $0.3 million of total unrecognized compensation cost, as measured, related to unvested stock options and restricted stock and restricted stock units. This cost is expected to be recognized over a weighted-average period of 0.88 years.

Fiscal 2022 vs. 2021

Stock-based compensation expense was $0.6 million in 2022, increasing 19.6%, or $0.1 million, compared to $0.5 million in 2021. The increase was primarily due to higher employee participation in 2022.

OTHER INCOME (EXPENSE)

INTEREST INCOME

Fiscal 2022 vs. 2021

Interest income was $2.2 million and $1.1 million for 2022 and 2021, respectively. The increase was mainly due to higher interest income in India.

OTHER INCOME (EXPENSE), NET

Fiscal 2022 vs. 2021

Other expense, net was $0.7 million for 2022 and primarily consisted of a $0.7 million loss from the depreciation of INR against U.S. dollar which partially offset by the depreciation of JPY against U.S. dollar.

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

Fiscal 2022 vs. 2021

Income tax expense was $2.1 million in 2022, compared to $3.3 million of income tax expense in 2021. The fluctuation was primarily due to the significant change of income before income taxes in India. Our overall effective tax rate was -70% in 2022, compared to -130% in 2021, primarily due to the fluctuations of income before income taxes between the years.

NET LOSS

As a result of the foregoing, net loss was $5.0 million, $5.8 million and $23.7 million in 2022, 2021 and 2020, respectively.

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

b.
Liquidity and Capital Resources

Contractual Obligations and Other Commercial Commitments

The following table summarizes our significant contractual obligations as of December 31, 2022:

	Payments Due by Period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
	(in thousands)
Outstanding letters of credit	$12,342	$9,862	$676	$247	$1,557
Purchase commitments	182	182	—	—	—
Capital commitments	83	83	—	—	—
Lease liabilities	3,342	1,337	2,005	—	—
Total	$15,949	$11,464	$2,681	$247	$1,557

Letters of credit

We issue standby letters of credit primarily to support international sales activities outside of China and in support of purchase commitments. When we submit a bid for a sale, often the potential customer will require that we issue a bid bond or a standby letter of credit to demonstrate our commitment through the bid process. In addition, we may be required to issue standby letters of credit as guarantees for advance customer payments upon contract signing or performance guarantees. As of December 31, 2022, our outstanding letters of credit approximated $12.3 million. These balances are included in Short-term restricted cash and Long-term restricted cash.

Purchase commitments

We are obligated to purchase raw materials and work-in-process inventory under various orders from various suppliers. If we fail to fulfill the contracts, it will have adverse consequences materials to our operations or financial condition. On December 31, 2022, the Company had outstanding purchase commitments, including agreement that are non-cancelable approximately $0.2 million.

Capital commitments

The Company’s capital commitments are related to commitments in connection with its ERP replacement implementation project, total capital commitments contracted but not yet reflected in the financial statements amounted to $0.1 million as of December 31, 2022. All of the commitments are to be fulfilled within one year.

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

Uncertain tax positions

As of December 31, 2022, we had $3.2 million of gross unrecognized tax benefits, of which $0.5 million related to tax benefits that, if recognized, would affect the annual effective tax rate. The remaining $2.7 million gross unrecognized tax benefits, if recognized, would affect certain deferred tax assets and federal tax benefit of state income tax.

The following table sets forth a summary of our cash and cash equivalents and restricted cash as of the dates indicated.

	December 31,	December 31,
	2022	2021	Change
	(in thousands)
Cash and cash equivalents	$54,517	$53,797	$720
Restricted cash	12,342	12,479	(137)
Total	$66,859	$66,276	$583

The following table sets forth a summary of our cash flows for the periods indicated:

	Years Ended December 31,
	2022	2021
	(in thousands)
Cash provided by operating activities	$7,277	$19,829
Cash provided by (used in) investing activities	(250)	1,752
Cash provided by financing activities	7	—
Effect of exchange rate changes on cash and cash equivalents	(6,451)	(3,693)
Net increase in cash, restricted cash and cash equivalents	$583	$17,888

Cash and cash equivalents, consisting primarily of bank deposits and money market funds, are recorded at cost which approximates fair value because of the short-term nature of these instruments. As of December 31, 2022, cash and cash equivalents of approximately $21.6 million, $13.5 million, $8.1 million and $11.3 million were held by our subsidiaries in India, China, Japan and the U.S., respectively.

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

2022 Cash Flows

Net cash provided by operating activities during 2022 was $7.3 million. During the year ended December 31, 2022, our operating activities were significantly affected by the following:

•
Net loss of $5.0 million adjusted by non-cash charges items, mainly including $0.2 million of depreciation, $1.0 million of lease amortization, $0.6 million of share-based compensation, $1.1 million on deferred income taxes, $0.7 million of provision for inventory reserve, partially offset by $3.5 million allowance of credit losses.
•
Changes in operating assets and liabilities provided net cash of $12.1 million. The cash inflow included $19.0 million from account receivable, $1.7 million from prepaid and other assets offset by cash outflow included $6.1 million from account payable, $0.4 million from income tax payable, $1.6 million from other liabilities, $0.4 million from inventory and deferred cost and $0.1 million from customer advances.

Net cash used in investing activities during 2022 was $0.3 million, mainly for cash outflow of $0.3 million for the purchases of property, plant and equipment.

Net cash provided by financing activities during 2022 was immaterial. See Note 5 to our Consolidated Financial Statements included under Part III, Item 18 of this Annual on Form 20-F for additional discussion.

2021 Cash Flows

Net cash provided by operating activities during 2021 was $19.8 million. During the year ended December 31, 2021, our operating activities were significantly affected by the following:

•
Net loss of $5.8 million adjusted by non-cash charges items, mainly including $0.4 million of depreciation, $1.4 million of lease amortization, $0.5 million of share-based compensation, $0.1 million of gain on liquidation of a subsidiary, $2.1 million on deferred income taxes, $4.6 million of provision for inventory reserve, partially offset by $9.2 million allowance of credit losses.
•
Changes in operating assets and liabilities provided net cash of $26 million. The cash inflow included $31.3 million from account receivable, $2.8 million from income tax payable, $2.4 million from other liabilities, $0.6 million from inventory and deferred cost offset by cash outflow included $6.1 million from account payable, $4.6 million from prepaid and other assets, $0.3 million from deferred revenue and $0.2 million from customer advances.

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

Accounts Receivable, Net

Accounts receivable decreased by $15.5 million to $11.9 million as of December 31, 2022 from $27.4 million as of December 31, 2021. As of December 31, 2022, our allowance for credit losses was $2.7 million on gross receivable of $14.6 million. The significant decrease in accounts receivable and related allowance for credit losses was due to collections from India in 2022. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business.”

Inventories and Deferred Costs

The following table summarizes our inventories and deferred costs:

	December 31,	December 31,	Increase/
	2022	2021	(Decrease)
	(in thousands)
Inventories:
Raw materials	$55	$563	$(508)
Work in process	14	39	(25)
Finished goods	1,200	935	265
Total Inventories	$1,269	$1,537	$(268)
Short-term deferred costs	$53	$19	$34

Inventories consist of product held at our manufacturing facility and warehouses, as well as finished goods at customer sites for which the customer has taken possession, but based on specific contractual terms, title has not yet passed to the customer. Finished goods at customer sites were approximately $0.1 million and $0.1 million as of December 31, 2022 and 2021 respectively.

There were no significant inventory write-offs in 2022, 2021 and 2020.

The deferred cost balance is the unamortized cost of post-contract customer support over a period of time of certain legacy contracts and we amortize the deferred revenue and related costs of goods sold over the post-contract support period.

LIQUIDITY

We recorded net loss of $5.0 million and an operating loss of $4.4 million for the year ended December 31, 2022. We recorded net loss of $5.8 million and operating loss of $5.3 million for the year ended December 31, 2021. Our accumulated deficit increased from $1,246.2 million as of December 31, 2021 to $1,251.2 million as of December 31, 2022.

Net cash provided by operating activities were $7.3 million in 2022 and provided by operating activities were $19.8 million in 2021 respectively. As of December 31, 2022, we had cash and cash equivalents of $54.5 million, of which $13.5 million was held by our subsidiaries in China. The amount of cash available for transfer from the PRC subsidiaries for use by our non-PRC subsidiaries is limited both by the liquidity needs of the subsidiaries in China and by PRC-government mandated limitations including currency exchange controls on transfers of funds outside of China.

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

We have utilized and will continue to utilize the products and services of third parties to enhance our platform of technologies and services to provide competitive and diverse IP-based network solutions to our users. In addition, we plan to continue to expand our technologies, products and services through products and services developed internally. We will seek to continually improve and enhance our existing services to respond to rapidly evolving competitive and technological conditions. For the years ended December 31, 2022, 2021 and 2020 we spent $4.8 million, $6.9 million, and $8.1 million, respectively, on R&D activities. R&D expenses are expensed as incurred.

d.
Trend Information

Although we experience some seasonality typical of the telecommunications industry, such as seasonally weak first quarters, our revenues and earnings have not demonstrated consistent seasonal characteristics.

Worldwide economies have experienced inflationary pressures. Indicatively, the U.S. consumer price index rose 9.1% in June 2022 compared to the prior year. Although it fell to 7.7% and 7.1% in October and November 2022, respectively, the inflation level in the U.S. remains and is expected to remain at a relatively high level for a certain time. Global inflationary pressures are attributable to causes such as trading pattern disruptions due to the armed conflict in Ukraine, supply chain and transportation problems, as well as added volatility and rising energy, food and commodity prices.

However, we conduct a substantial portion of our business in China, Japan, and India, where inflation remained mild in 2022. We do not expect to suffer from severe inflationary pressures in 2023.

For a discussion of significant recent trends in our financial condition and results of operations, please see “Item 5. Operating and Financial Review and Prospects-A. Operating Results” and “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources.”

e.
Critical Accounting Estimates

The preparation of the Company’s Annual Financial Statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis.

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

As of and during the year ended December 31, 2022, we had no off-balance sheet arrangements.

f.
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

Name	Age	Position
Hua Li	39	Chief Executive Officer and Board Director
Danjun (Dan) Xie	52	Chief Financial Officer
Lingrong Lu	51	Chief Technology Officer
Yinghua (Ellen) Chen	53	Chief Human Resources Officer
Ning Shan	59	Chairman of Board of Directors
Sean Shao	66	Independent Director
Jintong Lin	77	Independent Director
Hao Zheng	38	Independent Director

Biographical Information

Mr. Hua Li joined the Company as the Chief Executive Officer on 16th June, 2021, and assumed the role of a Director of the Board of Directors on January 1, 2022. Mr. Li brings nearly eight years of business and management experience. He previously served as the General Manager of Hangzhou Yi Yi Tai Di Information Technology Co., Ltd. Prior to that, Mr. Li served as the Deputy General Manager of Jiangsu Tongding Broadband Co., Ltd. Before that, he served as Beijing office director of Jiangsu Tongding Optoelectronic Co., Ltd. He was awarded the senior engineer qualification by Zhejiang Software Industry Association in 2021. Mr. Li obtained his undergraduate diploma from Nanjing University of Technology through Online education in 2021.

Mr. Dan Xie served as the Chief Financial Officer of UTStarcom since September, 2022, and previously served as Vice President of Global Finance of the Company since December, 2020. Dan has held various management positions in UTStarcom’s Department of Finance since joining UTStarcom in April 2012, including Treasury, Tax, Technical Accounting, Internal Audit and Compliance. Dan has more than ten years of experience in Corporate Finance and Public Practice, as well as nine years of experience in IT. Before joining UTStarcom, Dan worked as an auditor at Levi, Yetnikoff Chartered Accountants. Earlier in his career, Dan worked as IT manager at Guosen Securities and Pingan Securities. Dan is a Chartered Professional Accountant, Chartered Accountant (CPA, CA) of Canada. Dan received a Graduate Diploma in Public Accountancy from McGill University's Desautels Faculty of Management in 2008, a Master of Engineering degree in System Engineering from Huazhong University of Science and Technology in 1996, and a Bachelor of Engineering degree in Automatic Control from Xi'an Jiaotong University in 1993.

Dr. Lingrong Lu served as as UTStarcom’s Chief Technology Officer since September, 2022. Lingrong has more than twenty years of telecommunications industry experience. Since joining UTStarcom in 2002, she has held various management roles in R&D, and product management in ONS, NGN and IPTV product lines; and she rejoined the Company in September 2016. She is now managing Research & Development Department, Product Management Department and Corporate IT. Prior to her appointment as the Company’s CTO, she served as Vice President of R&D since June, 2018. In her earlier experience from 1999 to 2002, she worked for Lucent Technologies (acquired by Nokia) in its Singapore CDMA GTS and Shenzhen ONS R&D Center. Lingrong graduated from Zhejiang University in 1993 with a Bachelor of Engineering in Electrical Engineering, and received a Doctoral Degree from the same university in 2014.

Ms. Ellen Chen served as Chief Human Resources Officer at UTStarcom since September, 2022. Previously, she served as Vice President of Global HR and Administration of the Company since January 2015. Ellen has more than twenty years of management experience in HR and Administration. Since joining UTStarcom in 2005, she took various HR and Administration management roles, including the functions of HRBP, Compensation & Benefit, Recruitment and People Development, etc. Before joining UTStarcom, Ellen served as Director of HRA at Zhong Li Telecommunication & Technology Group, and held various management positions at Jiale Software and Swiss Band Automatic System Engineering Co., Ltd., where she managed functions related to HR, Administration, IT, Marketing, and Finance. Ellen received a Bachelor degree in Mechanical Engineering from Shanghai University in 1993, and holds qualification certifications of Human Resources Professional (HRP) and Engineer.

Mr. Ning Shan serves as our chairman of the board since May 2021. Mr. Shan brings more than 30 years of experience in Telecommunication and Engineering Industries. He has held senior management positions in various entities, including Beijing Design Institute of Ministry of Post and Telecommunication, Design Institute of CMCC Group, and Datang Telecom Technology Industry Group. Before joining UTStarcom, he served as Vice Chairman of Hangzhou Yi Yi Tai Di Information Technology Co., Ltd. Mr. Shan received a bachelor’s degree in Telecommunications Engineering from Changchun College of Telecommunication (Jilin University) in 1984. He received an MBA degree in Information Communication Management from Norwegian BI and Fudan University in 2004 and received an EMBA degree from HEC Paris in 2007.

Mr. Sean Shao serves as an independent director and chairman of the audit committee of UTStarcom Holdings Corp. since October 2012 and the chairman of the compensation committee of UTStarcom Holdings Corp. since September 2019. He also serves as an independent director and chairman of the audit committee of 21Vianet Group, Inc. since August 2015, and an independent director and chairman of the compensation committee of Luckin Coffee Inc. since September 2020 and as independent director and chairman of the audit committee from May 2019 to July 2020, respectively. He served as the chief financial officer and a Board member of Trina Solar Limited from 2006 to 2008 and from 2015 to 2017, respectively. In addition, Mr. Shao served from 2004 to 2006 as the chief financial officer of ChinaEdu Corporation and of Watchdata Technologies Ltd. Prior to that, Mr. Shao worked at Deloitte Touche Tohmatsu CPA Ltd. for approximately a decade. Mr. Shao received his master’s degree in health care administration from the University of California at Los Angeles in 1988 and his bachelor’s degree in art from East China Normal University in 1982. Mr. Shao is a member of the American Institute of Certified Public Accountants.

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

Mr. Hao Zheng serves as the director since November 2021. Mr. Zheng has acquired a Master Degree in Project Management and Double Bachelor Degree in Business Administration & Polymer Materials and Engineering from Beijing Institute of Technology. Since November 2020, he has been the head of the asset management department of Beijing E-town International Investment Development Co., Ltd. (“BEIID”), in addition to his role as the head of BEIID’s general office since April 2019. Before that, he took various positions at the management committee of Beijing Economic-Technological Development Area.

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

B. Compensation

Compensation of Directors and Executive Officers

In 2022, we paid an aggregate of $441,116 in cash compensation and granted 28,716 restricted shares under our 2017 Plan to our directors and executive officers. In 2021, we paid an aggregate of $897,630 in cash compensation and granted 849,890 (or 212,473 after reverse share split) Options and 95,586 (or 23,897 after reverse share split) restricted shares under our 2017 Plan to our directors and executive officers.

Equity Incentive Plan

The 2006 Equity Incentive Plan (as amended and restated, the “2006 Plan”) expired on December 31, 2016. On November 4, 2016, our Board of Directors approved our 2017 Equity Incentive Plan, or the 2017 Plan. The 2017 Plan provides for the grant of the following types of incentive awards: (i) stock options, (ii) stock appreciation rights, (iii) restricted stock, (iv) restricted stock units, (v) performance shares and performance units, and (vi) other stock or cash awards. Those who are eligible for awards under the 2017 Plan include employees, directors and consultants who provide services to us and our affiliates.

The maximum aggregate number of ordinary shares that may be awarded and sold under the 2017 Plan is 2,000,000 ordinary shares (500,000 ordinary shares after taking into consideration of the reverse share split effective on June 28, 2022) plus (i) any ordinary shares that, as of December 31, 2016, have been reserved but not issued pursuant to any awards granted under the 2006 Plan, and (ii) any ordinary shares subject to stock options or similar awards granted under the 2006 Plan that expire or otherwise terminate without having been exercised in full and ordinary shares issued pursuant to awards granted under the 2006 Plan that are forfeited to or repurchased by the Company. The ordinary shares may be authorized but unissued, or reacquired ordinary shares.

On August 10, 2021, our Board of Directors approved an extension and share increase of the 2017 Plan. As a result, the term of the 2017 Plan has been extended to December 31, 2024, and a total number of additional 1,000,000 ordinary shares (250,000 ordinary shares taking into consideration of the reverse share split effective on June 28, 2022) have been added to the 2017 Plan. On November 24, 2022, our Board of Directors approved a further extension and share increase of the 2017 Plan. As a result, the term of the 2017 Plan has been extended to December 31, 2026, and a total number of additional 430,000 ordinary shares have been added to the 2017 Plan.

As of December 31, 2022, 390,111 shares underlying options and restricted stock awards and units were outstanding.

The following table summarizes significant ranges of outstanding and exercisable stock options as of December 31, 2022:

			Weighted
		Number of shares	Average	Weighted	Number of shares	Weighted
Range of		Outstanding	Remaining	Average	Exercisable	Average
Exercise Prices		as of 12/31/2022	Contractual Term	Exercise Price	as of 12/31/2022	Exercise Price
$4.28	$4.28	205,969	5.92	$4.28	102,659	$4.28
$4.56	$4.56	140,714	4.90	$4.56	140,714	$4.56

As of December 31, 2022, we had total unvested restricted stock awards of 43,428 shares, with a weighted average grant date fair value of $5.65.

C. Board Practices

Our Board of Directors currently consists of five directors. We believe that three of the non-executive members of our Board of Directors are “independent directors” as that term is used in the NASDAQ corporate governance rules.

No shareholder has the contractual right to designate persons to be elected to our Board of Directors except for BEIID. In accordance with the Stockholders Rights Agreement we entered into as of February 1, 2010 with BEIID, Mr. Hao Zheng has been appointed to our Board as the nominee of BEIID and as a Class II Director to serve on each committee of our Board of Directors. Notwithstanding the forgoing, our amended and restated memorandum and articles of association provide that directors will be elected upon a resolution passed at a duly convened shareholders meeting by holders of a majority of our outstanding shares being entitled to vote in person or by proxy at such meeting, to hold office until the expiration of their respective terms. There is no minimum shareholding or age limit requirement for qualification to serve as a member of our Board of Directors.

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

D. Employees

As of December 31, 2022, we had approximately 241 full-time employees worldwide. From time to time, we also employ part-time employees and hire contractors. Our employees are not represented by any collective bargaining agreement and we have never experienced a work stoppage. We believe that we have good employee relationships. We have not experienced significant change in the number of employees in fiscal year 2022.

The following table sets forth information regarding our staff as of December 31, 2022:

Manufacturing and supply chain	77
Research and development	78
Marketing, sales and support	53
Administration and other support	33
Total	241

E. Share Ownership

The following table sets forth certain information with respect to beneficial ownership of our ordinary shares as of March 31, 2023 by:

•
Each current director;
•
Each current executive officer;
•
All of our current directors and executive officers as a group; and
•
Each person who is known to us to beneficially own more than 5% of our ordinary shares.

The percentage of shares beneficially owned and votes held by each listed person is based upon 9,325,670 ordinary shares outstanding as of March 31, 2023 together with options that are exercisable within 60 days from March 31, 2023 and shares issuable upon vesting of restricted shares within 60 days from March 31, 2023 for each shareholder. Beneficial ownership is determined in accordance with the rules of the SEC.

	Shares	Percent of
	Beneficially	Total
Name and Address of Beneficial Owner(1)	Owned (2)(5)	Outstanding (2)
Directors and Executive Officers
Hua Li	*	*
Danjun (Dan) Xie	*	*
Lingrong Lu	*	*
Yinghua (Ellen) Chen	*	*
Ning Shan	*	*
Sean Shao	*	*
Jintong Lin	*	*
Hao Zheng	*	*
All current directors and executive officers as a group	69,312	0.74%
Principal Shareholders
Tonghao (Cayman) Limited	3,175,000	34.05%
The Smart Soho International Limited(3)	1,250,000	13.40%
E-Town International Holding (Hong Kong) Co. Limited(4)	946,970	10.15%
Talent Transmission, Ltd.(3)	679,690	7.29%

* Less than 1%

(1)
Unless otherwise indicated, the address for all beneficial owners is c/o 4th Floor, South Wing, 368 Liuhe Road, Binjiang District, Hangzhou, P.R. China.
(2)
The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of March 31, 2023. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. Shares subject to options which are exercisable within 60 days of March 31, 2023 and shares underlying restricted share units that will vest within 60 days of March 31, 2023 are deemed to be outstanding and to be beneficially owned by the person holding such options or restricted share units for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person.
(3)
Shares information was from the latest available 13D on SEC website.
(4)
Information based on Schedule 13D, Amendment No. 1, jointly filed with the SEC on October 1, 2010 by E-Town and BEIID. As the parent company of E-Town (Hong Kong), BEIID has the power to direct the vote of the 3,787,878 (or 946,970 after reverse share split) shares and the disposition of the shares of 3,787,878 (or 946,970 after reverse share split) held by E-Town. The address of the principal business office of BEIID and E-Town is 23th-25th Floor, Tower A, Yicheng Fortune Center No. 22, Ronghua Middle Road, Beijing Economic-Technological Development Area, Beijing, PRC.
(5)
On June 28, 2022, we effected a one-for-four reverse share split of our ordinary shares. As a result, our authorized share capital was amended by the consolidation of 250,000,000 ordinary shares of US$0.00375 par value each into 62,500,000 ordinary shares of US$0.015 par value.

None of the shareholders known by us to beneficially own 5% or more of our outstanding shares as of March 31, 2023 have voting rights that are different from the voting rights of our other shareholders.

To our knowledge, except as disclosed above, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal person or persons, severally or jointly.

To our knowledge, there are no arrangements the operation of which may at a subsequent date result in us undergoing a change in control.

As of March 31, 2023, our directors and executive officers held options to purchase an aggregate of 21,436 ordinary shares under our existing equity incentive plans. The per share exercise prices of these options held by our directors and executive officers were $4.28, $4.56, respectively. And the expiration dates of such options are on November 30, 2027 and November 30, 2028, respectively. In addition, as of March 31, 2023, our directors and executive officers held 43,860 restricted shares, and 4,016 restricted share units issuable upon vesting.

ITEM 7-MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

a.
Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees-E. Share Ownership.”

b.
Related Party Transactions

On September 3, 2019, Tonghao Cayman acquired an additional 9,200,000 (or 2,300,000 after reverse share split) ordinary shares from the Company’s former shareholders and became the largest shareholder of the Company. Tongding Interconnection Information Co., Ltd. (“TDI”) is the parent company of the Tonghao Cayman. We had sales transactions with TDI in the amount of nil, nil and $13,000 in 2022, 2021 and 2020, respectively.

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

On August 25, 2021, Triumph IP LLC (the “Plaintiff”) filed a complaint for patent infringement against UTStarcom Inc. We did not serve an answer to such complaint. On November 16, 2021, the Clerk of the District Court for the District of Delaware entered a default judgment against us. The Plaintiff has not claimed the damages amount, which is required for enforcement of the judgment. The case has been officially closed on August 3, 2022.

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

ITEM 9-THE OFFER AND LISTING

a.
Offer and Listing Details

Our ordinary shares are traded on NASDAQ under the ticker symbol “UTSI,” under which UTStarcom, Inc.’s common stock has traded since its initial public offering on March 2, 2000. On June 28, 2022, we effected a one-for-four reverse share split of our ordinary shares. Unless otherwise specified, all share and per share information has been retroactively adjusted to reflect this reverse share split.

	High	Low
Annual highs and lows
2018	$26.00	$10.36
2019	$16.44	$9.72
2020	$11.80	$3.28
2021	$9.36	$3.00
2022	$5.00	$2.44
Quarterly highs and lows
Second Quarter 2021	$8.12	$4.40
Third Quarter 2021	$8.00	$4.40
Fourth Quarter 2021	$5.36	$3.00
First Quarter 2022	$3.96	$2.72
Second Quarter 2022	$3.90	$2.44
Third Quarter 2022	$4.16	$3.05
Fourth Quarter 2022	$5.00	$3.46
First Quarter 2023	$5.03	$3.48
Monthly highs and lows
September 2022	$4.16	$3.12
October 2022	$4.25	$3.49
November 2022	$4.42	$3.57
December 2022	$5.00	$3.46
January 2023	$5.03	$3.54
February 2023	$4.81	$4.10
March 2023	$4.70	$3.48

b.
Plan of Distribution

Not Applicable.

c.
Markets

Our ordinary shares are traded on the Nasdaq Capital Market under the ticker symbol “UTSI.”

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

Authorized Share Capital

UTStarcom is authorized to issue 250,000,000 (or 62,500,000 after reverse share split) ordinary shares of a nominal or par value of $0.00375 (or US$0.015 after reverse share split) each and 5,000,000 preference shares of a nominal or par value of US$0.00125 each. The ordinary shares and preference shares may be issued from time to time at the discretion of its Board of Directors without shareholder approval. The Board of Directors of UTStarcom is authorized to issue these shares in different classes and series and, with respect to each class or series, to determine the designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers and rights associated with the ordinary shares, at such times and on such other terms as they think proper.

As of the close of business on March 31, 2023, UTStarcom had 9,073,926 ordinary shares issued and outstanding and no preference shares outstanding.

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

Voting

Holders of UTStarcom ordinary shares are entitled to receive notice of any meeting of shareholders and to one vote for each share held of record on all matters at all meetings of shareholders, except at a meeting where holders of a particular class or series of shares are entitled to vote separately. UTStarcom’s ordinary shareholders have no cumulative voting rights. UTStarcom’s Board of Directors consists of three classes of directors, with each class of directors elected for three-year terms and one class coming up for election by the shareholders each year. UTStarcom’s shareholders take action by a majority of votes cast, unless otherwise provided by the Companies Act or UTStarcom’s memorandum of association or articles of association.

Under the Companies Act, some matters, such as changing UTStarcom’s name, altering or adding to UTStarcom’s memorandum of association or articles of association or reducing UTStarcom’s share capital and any capital redemption reserve require the approval of shareholders by a special resolution. A special resolution is a resolution that is either (a) passed by a majority of not less than two-thirds of shareholders as, being entitled to do so, vote in person or by proxy at a general meeting or (b) that is signed by all the shareholders entitled to vote on that resolution.

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

Restrictions on Transfer

UTStarcom’s share register is determinative of membership in UTStarcom. A written instrument of transfer is required under the Companies Act in order to register on UTStarcom’s register of members any transfer of shares. The articles of association of UTStarcom further provide that such written instrument of transfer shall be executed by both the transferee and the transferor of the shares. The articles of association of UTStarcom also provide that the Board of Directors of UTStarcom may also decline to register any transfer of shares unless: (a) a fee of such amount the Board of Directors of UTStarcom may determine to be payable is paid to UTStarcom; (b) the instrument of transfer is in the instrument of transfer is in respect of only one class of share; (c) the instrument of transfer is lodged with UTStarcom along with the certificate for the shares to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer; and (d) the instrument of transfer is properly signed.

Transfer Agent

The transfer agent and registrar for UTStarcom’s ordinary shares is Computershare Trust Company, N.A.

Anti-Takeover Provisions

UTStarcom does not have a shareholder rights plan.

Special Vote Required for Combinations with Interested Stockholders/Shareholders

The Companies Act provides that when an offer is made for shares of any class or series of a Cayman Islands company and, within four months of the offer, the holders of not less than 90% of those such class or series accept the offer, the offeror may, for two months after that four-month period, require the remaining shareholders of the relevant class or series to transfer their shares on the same terms as the original offer. In those circumstances, nontendering shareholders will be compelled to sell their shares, unless within one month from the date on which the notice to compulsorily acquire was given to the nontendering shareholder, the nontendering shareholder is able to convince a Cayman Islands court to order otherwise.

Authorization of a merger or consolidation requires: (a) adoption of a special resolution of each constituent company and (b) such other authorization, if any, as may be specified in each such company’s constitutive documents. In addition, the consent of each holder of a fixed or floating security of a constituent company must be obtained, unless the court waives such requirement.

Under UTStarcom’s articles of association and the Companies Act, there is no requirement for shareholder approval for a sale of all or substantially all of UTStarcom’s assets.

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

Distributions and Dividends; Repurchases and Redemptions

Under the Companies Act, the board of directors may declare the payment of dividends to holders of ordinary shares out of UTStarcom’s (1) profits available for distribution, or (2) “share premium account,” which represents the excess of the price paid to UTStarcom on the issue of its shares over the par or “nominal” value of those shares and is similar to the U.S. law concept of additional paid in capital.

However, no dividends may be paid if, after payment, UTStarcom would not be able to pay its debts as they come due in the ordinary course of business.

Dividends on ordinary shares, if any, are at the discretion of the directors and depend on, among other things, UTStarcom’s results of operations, cash requirements and surplus, financial condition, contractual restrictions and other factors that the directors deem relevant, as well as UTStarcom’s ability to pay dividends in compliance with the Companies Act. Under the Companies Act, UTStarcom is not required to present proposed dividends or distributions to its shareholders for approval or adoption. UTStarcom may pay dividends in any currency.

The directors are also entitled to issue shares with preferred rights to participate in dividends declared by UTStarcom. The holders of such preference shares may, depending on their terms, rank senior to the ordinary shares with respect to dividends.

Under the Companies Act, shares of a Cayman Islands company may be redeemed or repurchased out of profits of the company, out of the proceeds of a fresh issue of shares made for that purpose or out of capital, provided the company’s articles authorize this and it has the ability to pay its debts as they come due in the ordinary course of business.

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

The Companies Act requires that the register of mortgages and charges of a corporation be open to inspection by any shareholder or creditor of the company at all reasonable times.

Amendment of Governing Documents

The Companies Act and UTStarcom’s articles of association provide that UTStarcom’s memorandum of association and articles of association may only be amended by passing a special resolution of its shareholders to effect such amendment.

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
Exchange Controls

Currency exchange control and government restrictions on dividends may impact our ability to transfer funds outside of the China and India

A significant portion of our business is conducted in China where the currency is the RMB and in India where the currency is the INR. Regulations in China and India permit foreign-owned entities to freely convert the RMB or INR into foreign currency for transactions that fall under the “current account,” which include trade-related receipts and payments and dividend payments. Accordingly, our PRC or Indian subsidiaries may use RMB or INR to purchase foreign exchange for settlement of such “current account” transactions without pre-approval. However, pursuant to applicable regulations in China, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In calculating accumulated profits, foreign investment enterprises in China are required to allocate at least 10% of their realized profits each year, if any, to fund certain reserves, until these reserves have reached 50% of the registered capital of the enterprises.

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

J.
Annual Report to Security Holders

Not applicable.

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

We maintain an investment portfolio of various holdings, types and maturities. We do not use derivative financial instruments. We place our cash investments in instruments that meet high credit quality standards, as specified in our investment policy guidelines. Our policy is to limit the risk of principal loss and to ensure the safety of invested funds by generally attempting to limit market risk. Our cash and cash equivalents are not subject to significant interest rate risk due to the short maturities of these instruments. As of December 31, 2022, the carrying value of our cash and cash equivalents approximated fair value. As of December 31, 2022 approximately $21.6 million, $13.5 million, $8.1 million and $11.3 million were held by subsidiaries in India, China, Japan and US.

The table below represents carrying amounts and related weighted-average interest rates of our investment portfolio at December 31, 2022 and 2021:

	December 31,
	2022	2021
	(in thousands)
Cash and cash equivalents	$54,517	$53,797
Average interest rate	3.16%	1.49%
Restricted cash short-term	$9,862	$10,076
Average interest rate	3.40%	2.38%
Short-term investments	$138	$108
Average interest rate	—%	—%
Restricted cash long-term	$2,480	$2,403
Average interest rate	4.00%	4.00%
Total investment securities	$66,997	$66,384
Average interest rate	3.22%	1.71%

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

In 2022, the majority of our foreign-currency denominated sales have been made in Japan, denominated in Japanese yen. The balance of our cash and cash equivalents held in Japanese Yen was $3.7 million at December 31, 2022. Historically, the exchange rate between Japanese Yen and U.S. dollar has been volatile. Additionally, the majority of our expenses are denominated in RMB. Due to China’s currency exchange control regulations, we are limited in our ability to convert and repatriate RMB, as well as in our ability to engage in foreign currency hedging activities in China. The balance of our cash and cash equivalents held in RMB was $2.4 million at December 31, 2022. We also made significant sales in Indian rupees in 2022, 2021 and 2020.

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

ITEM 15-CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our CEO and CFO, has performed an evaluation of the effectiveness of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act as of the end of the period covered by this report. Based upon that evaluation, our management has concluded that, as of December 31, 2022, our disclosure controls and procedures were ineffective because of the material weakness described below under “Management’s Annual Report on Internal Control over Financial Reporting.” We continue to undertake remedial steps to address the material weaknesses in our disclosure controls and procedures as set forth below under “Management’s Plan for Remediation of Material Weaknesses.”

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

As required by Section 404 of the Sarbanes Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management, including our CEO and CFO, assessed the effectiveness of internal control over financial reporting as of December 31, 2022 using the criteria set forth in the report “Internal Control-Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. As a result of management’s evaluation of our internal control over financial reporting, the following material weakness in our internal control over financial reporting was identified as of December 31, 2022.

(i)
The Company did not have sufficient resources with an appropriate level of knowledge and experience in U.S. GAAP to properly account for complex accounting issues under U.S. GAAP. Complex issues such as investment accounting, impairment assessment and loss contract reserve may not be accounted for properly in the future.

The material weakness described above may result in misstatement of the Company’s consolidated financial statements that would result in a material misstatement to the Company’s quarterly or annual consolidated financial statements that would not be prevented or detected. As a result of the material weakness, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2022.

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

Changes in Internal Control over Financial Reporting

Management has evaluated, with the participation of our CEO and CFO whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on the evaluation we conducted, management has concluded that, other than controls implemented for the remediation of the material weakness in internal control over financial reporting identified in 2016 as disclosed above, no such changes occurred during the period covered by this annual report on Form 20-F.

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

ITEM 16B-CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics that applies to all employees including our principal executive officers. The Code of Ethics is designed to promote: (i) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships, (ii) full, fair, accurate, timely and understandable disclosure in reports and documents that we are required to file to the SEC and in other public communications, (iii) compliance with applicable laws, rules and regulations, (iv) the prompt internal reporting of violations of the Code of Ethics to an appropriate person or entity, and (v) accountability for adherence to the Code of Ethics.

As a supplement to the Code of Business Conduct and Ethics, we have also adopted a Code of Ethics for Chief Executive Officer and Senior Financial Officers, which is designed to highlight the legal and ethical obligations of the Chief Executive Officer and financial officers. The Code of Ethics for Financial Officers imposes upon applicable officers certain additional internal reporting requirements for acts committed in violation of the Code of Business Conduct and Ethics and/or the securities laws.

Copies of the Code of Business Conduct and Ethics and the Code of Ethics for Chief Executive Officer and Senior Financial Officers are available on our website at https://www.utstarcom.com/?q=code-business-conduct-and-ethics and https://www.utstarcom.com/?q=code-ethics-chief-executive-officer-and-senior-financial-officers. Any amendment or waiver of the Code of Ethics or Code of Ethics for Financial Officers pertaining to a member of our Board or one of our executive officers will be disclosed on our website at http://www.utstar.com. Information contained in our website is not incorporated by reference into this Form 20-F and you should not consider information on our website to be part of this Form 20-F.

ITEM 16C-PRINCIPAL ACCOUNTANT FEES AND SERVICES

Disclosure of Fees Charged by Independent Accountants

The aggregate fees billed for professional accounting services by Grant Thornton Zhitong Certified Public Accountants LLP and its affiliates for the fiscal year ended December 31, 2022 and 2021 are as follows:

	Years Ended
	December 31,
	2022	2021
	(in thousands)
Audit fees(1)	$450	$432
Audit-related fees(2)	—	—
Tax fees(3)	4	—
Total	$454	$432

(1)
Audit fees are fees for professional services rendered for the audit of our consolidated financial statements, for review of interim consolidated financial information included in quarterly reports or earnings releases, and for services that are normally provided by Grant Thornton Zhitong Certified Public Accountants LLP and its affiliates in connection with statutory and regulatory filings or engagements in 2022 and 2021.
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

ITEM 16D-EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E-PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On November 12, 2014, our Board of Directors approved a share repurchase program of up to $40 million of our outstanding shares over the next 24 months, and subsequently extended to November 2018 approved by our Board of Directors. On November 4, 2018, our Board of Directors approved for extension of the repurchase plan to November 2019. In September 2019, the Board has approved to extend two additional years. In September 2021, the Company's Board of Directors approved to extend this program to March 2022. In March 2022, the Board approved an extension for this program to the end of March 2023. In March 2023, the Board has approved to extend one additional year. During the repurchase program period, we will maintain flexibility to turn the program to an accelerated repurchase program and/or a cash tender offer, and we are not obligated to make repurchases at any specific time or situation. Our Board of Directors will review the share repurchase program periodically and may authorize adjustment of its terms and size accordingly. We plan to fund any share repurchases made under this program from our available cash balance. Purchases under the program are as follows:

			Total number of	Maximum
			shares (or units)	approximate dollar
	Total Number of		purchased as part of	value that may yet
	shares (or Units)	Average price paid	publicly announced	be purchased under
Period	purchased	per share (or unit)	plans or programs	the Plans
December 2014	41,605	$10.52	41,605	$39,561,613
January 2015	51,818	$11.60	93,423	$38,960,627
February 2015	47,921	$11.00	141,345	$38,434,451
March 2015	37,510	$10.72	178,854	$38,032,006
April 2015	35,674	$10.60	214,528	$37,654,473
May 2015	6,861	$8.68	221,389	$37,594,886
June 2015	82,176	$8.04	303,565	$36,935,426
July 2015	39,080	$7.64	342,645	$36,636,344
August 2015	36,494	$7.80	379,138	$36,352,399
September 2015	25,825	$8.08	404,963	$36,143,984
October 2015	13,875	$8.88	418,838	$36,020,775
November 2015	5,343	$8.80	424,181	$35,973,850
December 2015	8,250	$8.80	432,431	$35,901,220
January 2016	41,348	$8.80	473,779	$35,538,178
February 2016	20,165	$8.48	493,944	$35,367,443
March 2016	44,097	$8.04	538,040	$35,012,890
April 2016	126,398	$7.20	664,439	$34,102,109
May 2016	97,662	$8.08	762,101	$33,313,145
June 2016	36,636	$7.96	798,986	$33,021,480
July 2016	19,053	$7.72	817,789	$32,874,525
August 2016	59,776	$8.20	877,565	$32,384,860
September 2016	9,125	$8.64	886,690	$32,306,056
October 2016	—	—	886,690	$32,306,056
November 2016	28,050	$7.92	914,740	$32,083,499
December 2016	31,355	$7.92	946,095	$31,835,274
January 2017	3,095	$7.96	949,190	$31,810,649
February 2017	—	—	949,190	$31,810,649
March 2017	15,090	$7.56	964,279	$31,696,485
April 2017	—	—	964,279	$31,696,485
May 2017	—	—	964,279	$31,696,485
June 2017	—	—	964,279	$31,696,485
July 2017	—	—	964,279	$31,696,485
August 2017	—	—	964,279	$31,696,485
September 2017	—	—	964,279	$31,696,485
October 2017	—	—	964,279	$31,696,485
November 2017	—	—	964,279	$31,696,485
December 2017	—	—	964,279	$31,696,485
January 2018	—	—	964,279	$31,696,485
February 2018	—	—	964,279	$31,696,485
March 2018	—	—	964,279	$31,696,485
April 2018	19,235	$19.64	983,514	$31,318,604
May 2018	16,665	$19.60	1,000,179	$30,992,244
June 2018	24,936	$17.24	1,025,115	$30,561,925
July 2018	19,415	$15.92	1,044,530	$30,252,886
August 2018	22,941	$14.92	1,067,471	$29,910,383
September 2018	15,201	$15.32	1,082,671	$29,677,303
October 2018	18,598	$15.60	1,101,269	$29,387,290
November 2018	—	—	1,101,269	$29,387,290
December 2018	18,952	$11.40	1,120,221	$29,171,485
January 2019	15,236	$12.56	1,135,456	$28,980,292
February 2019	1,219	$13.84	1,136,675	$28,963,424
March 2019	—	—	1,136,675	$28,963,424
April 2019	14,193	$13.58	1,150,868	$28,770,717
May 2019	19,355	$13.13	1,170,223	$28,516,626
June 2019	15,615	$12.52	1,185,838	$28,321,171
July 2019	7,140	$12.39	1,192,978	$28,232,705
August 2019	9,457	$11.68	1,202,435	$28,232,702
September 2019	—	—	1,202,435	$28,232,702
October 2019	—	—	1,202,435	$28,232,702
November 2019	—	—	1,202,435	$28,232,702
December 2019	—	—	1,202,435	$28,232,702
January 2020	175	$11.12	1,202,610	$28,230,756
February 2020	4,457	$10.59	1,207,066	$28,183,547
March 2020	6,292	$9.50	1,213,358	$28,123,762
April 2020	1,725	$6.82	1,215,083	$28,111,993
May 2020	504	$7.10	1,215,587	$28,108,414
June 2020	4,708	$7.04	1,220,295	$28,075,271
July 2020	20,202	$6.85	1,240,497	$27,936,878
August 2020	11,770	$6.64	1,252,267	$27,858,745

September 2020	—	—	1,252,267	$27,858,745
October 2020	—	—	1,252,267	$27,858,745
November 2020	—	—	1,252,267	$27,858,745
December 2020	—	—	1,252,267	$27,858,745
January 2021	—	—	1,252,267	$27,858,745
February 2021	—	—	1,252,267	$27,858,745
March 2021	—	—	1,252,267	$27,858,745
April 2021	—	—	1,252,267	$27,858,745
May 2021	—	—	1,252,267	$27,858,745
June 2021	—	—	1,252,267	$27,858,745
July 2021	—	—	1,252,267	$27,858,745
August 2021	—	—	1,252,267	$27,858,745
September 2021	—	—	1,252,267	$27,858,745
October 2021	—	—	1,252,267	$27,858,745
November 2021	—	—	1,252,267	$27,858,745
December 2021	—	—	1,252,267	$27,858,745
January 2022	3,925	$3.20	1,256,192	$27,846,200
February 2022	—	—	1,256,192	$27,846,200
March 2022	—	—	1,256,192	$27,846,200
April 2022	—	—	1,256,192	$27,846,200
May 2022	—	—	1,256,192	$27,846,200
June 2022	—	—	1,256,192	$27,846,200
July 2022	—	—	1,256,192	$27,846,200
August 2022	—	—	1,256,192	$27,846,200
September 2022	—	—	1,256,192	$27,846,200
October 2022	—	—	1,256,192	$27,846,200
November 2022	—	—	1,256,192	$27,846,200
December 2022	—	—	1,256,192	$27,846,200
January 2023	—	—	1,256,192	$27,846,200
February 2023	—	—	1,256,192	$27,846,200
March 2023	—	—	1,256,192	$27,846,200
*On June 28, 2022, we effected a one-for-four reverse share split of our ordinary shares. Unless otherwise specified, all share and per share information has been retroactively adjusted to reflect this reverse share split.

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

NASDAQ Marketplace Rule 5620(a) requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year end. However, NASDAQ Marketplace Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement. We follow home country practice with respect to annual meetings and did not hold an annual shareholder meeting in 2022. Our Cayman Islands counsel has provided a letter to NASDAQ certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

ITEM 16H-MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16I-Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

In May 2022, we were conclusively listed by the SEC as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. Our auditor, a registered public accounting firm that the PCAOB was unable to inspect or investigate completely in 2021, issued the audit report for us for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland

China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

As of the date of this annual report, to our knowledge, (i) Beijing E-town International Investment Development Co., Ltd. (“BEIID”), a state-owned investment company of the Chinese government, beneficially owns 946,970 shares (approximately 10.4% of voting power) of UTStarcom through E-town International Holding (Hong Kong) Co., Limited, (ii) the governmental entities in China do not have a controlling financial interest in UTStarcom, (iii) none of the members of the board of directors of UTStarcom. or our operating entities, is an official of the Chinese Communist Party, and (iv) none of the currently effective memorandum and articles of association (or equivalent organizing document) of UTStarcom contains any charter of the Chinese Communist Party.

ITEM 16J-INSIDER TRADING POLICIES

We have an Insider Trading Policy. The version currently in effect was amended and adopted on April 25, 2014.

PART III

ITEM 17-FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18-FINANCIAL STATEMENTS

The audited consolidated financial statements of UTStarcom Holdings Corp. and its subsidiaries are included at the end of this Annual Report.

ITEM 19-EXHIBITS

Exhibit Number	Description	Form	Incorporated by Reference From Exhibit Number	Date Filed
1.1	Third Amended and Restated Memorandum and Articles of Association (incorporated herein by reference to the Third Amended and Restated Memorandum and Articles of Association of UTStarcom Holdings Corp. in Exihibit 99.1 to the Registrant’s Current Report filed on May 27, 2022 (File No. 001-35216)	6-K	99.1	5/27/2022
2.1	Description of share capital of the Registrant (incorporated herein by reference to the section titled “Share Capital” in Exihibit 99.1 to the Registrant’s Current Report filed on May 27, 2022 (File No. 001-35216).	6-K	99.1	5/27/2022
4.1	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 of Form F-4 (File No. 333-173828) filed with the SEC on May 2, 2011.	F-4	10.1	5/02/2011
4.2	Stockholder Rights Agreement, made as of February 1, 2010, by and between UTStarcom, Inc. and Beijing E-town International Investment and Development Co., Ltd.	8-K	4.1	2/4/2010
4.3	2006 Equity Incentive Plan, as adopted on July 21, 2006.	S-8/A	4.1	3/10/2020
4.4	2017 Equity Incentive Plan, as adopted on January 1, 2017.	S-8/A	4.1	3/10/2020
4.5	Form of Stock Option Award Agreement for use under 2017 Equity Incentive Plan.	20-F	4.5	4/17/2019
4.6	Form of Stock Option Agreement for Directors and Officers for use under the 2017 Equity Incentive Plan.	20-F	4.6	4/17/2019
4.7	Form of Notice of Grant of Restricted Stock for use under the 2017 Equity Incentive Plan.	20-F	4.7	4/17/2019
4.8	Form of Notice of Grant of Restricted Stock Units for use under the 2017 Equity Incentive Plan.	20-F	4.8	4/17/2019
4.9	Form of Notice of Grant of Performance Shares for use under the 2017 Equity Incentive Plan.	20-F	4.9	4/17/2019
4.10	Form of Notice of Grant of Performance Units for use under the 2017 Equity Incentive Plan.	20-F	4.10	4/17/2019
4.11	UTStarcom, Inc. Amended and Restated Executive Involuntary Termination Severance Pay Plan.	10-Q	10.2	5/8/2009
4.12	Letter dated November 13, 2017 from GHP Horwath, P.C.	20-F	4.14	11/14/2017
4.13	Letter dated November 14, 2017 from Crowe Horwath LLP	20-F	4.15	11/14/2017
8.1	Subsidiaries of UTStarcom Holdings Corp.	Filed herewith	—	—
12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—
12.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—
13.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—
13.2	Certification of Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—
15.1	Consent of Grant Thornton Zhitong Certified Public Accountants LLP	Filed herewith	—	—
19.1	Insider Trading Policy	Filed herewith	—	—
101.INS	Inline XBRL Instance Document	Filed herewith
101.SCH	Inline XBRL Taxonomy Extension Schema Document	Filed herewith
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document	Filed herewith
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document	Filed herewith

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document	Filed herewith
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document	Filed herewith
104	The cover page for the Company's Annual Report on Form 20-F for the year ended December 31, 2021, has been formatted in Inline XBRL and contained in Exhibit 101	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

UTSTARCOM HOLDINGS CORP.

Date: April 27, 2023	By:	/s/ Hua Li
		Name:	Hua Li
		Title:	Chief Executive Officer

UTSTARCOM HOLDINGS CORP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of UTStarcom Holdings Corp.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of UTStarcom Holdings Corp. and subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

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

Critical audit matter

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

The principal considerations for our determination that the valuation of accounts receivable is a critical audit matter are that (i) the accounts receivable are significant to the Company’s financial position, which amounted to USD11.9 million and represented 13.3% of the Company’s total assets and (ii) the involvement of significant subjective judgment and estimate by management in evaluating the impact of the interaction among the various input factors in order to determine the amount of current expected credit losses (“CECL”) of the Company’s accounts receivable at December 31, 2022. These considerations require a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management’s estimation of CECL.

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
•
testing the completeness, accuracy and relevance of underlying data used in the models, including historical and current data in estimating the expected loss rate at December 31, 2022;
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

/s/ GRANT THORNTON ZHITONG CERTIFIED PUBLIC ACCOUNTANTS LLP

We have served as the Company’s auditor since 2017.

Shanghai, China

April 27, 2023

UTSTARCOM HOLDINGS CORP.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	December 31,	December 31,
	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$54,517	$53,797
Notes receivable	138	108
Accounts receivable, net of allowances for credit losses of $2,682 and $6,631 in 2022 and 2021, respectively	11,867	27,445
Inventories	1,269	1,537
Deferred costs	53	19
Prepaid and other current assets	4,095	4,811
Short-term restricted cash	9,862	10,076
Total current assets	81,801	97,793
Property, plant and equipment, net	604	602
Operating lease right-of-use assets, net	2,969	4,734
Deferred tax assets	837	2,131
Long-term restricted cash	2,480	2,403
Other long-term assets	539	616
Total assets	89,230	108,279
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	12,974	19,031
Income taxes payable	8,349	8,787
Customer advances	123	231
Deferred revenue	79	80
Operating lease liabilities, current	1,228	1,411
Employee payroll and compensation	2,205	2,514
Other current liabilities	3,893	3,373
Total current liabilities	28,851	35,427
Long-term deferred revenue	21	26
Operating lease liabilities, non-current	1,894	3,496
Other long-term liabilities	1,000	979
Total liabilities	31,766	39,928
Commitments and contingencies (Note 7)
Shareholders’ equity:
Ordinary shares: $0.015 par value; 62,500 authorized shares; 10,329 and 10,280 shares issued at December 31, 2022 and December 31, 2021, respectively; 9,073 and 9,028 shares outstanding at December 31, 2022 and December 31, 2021, respectively (Note 1)(1)	123	123
Additional paid-in capital	1,267,445	1,266,822
Treasury stock, at cost: 1,256 and 1,252 shares at December 31, 2022 and December 31, 2021, respectively (1)	(12,335)	(12,322)
Accumulated deficit	(1,251,209)	(1,246,207)
Accumulated other comprehensive income	53,440	59,935
Total shareholders’ equity	57,464	68,351
Total liabilities and shareholders' equity	$89,230	$108,279

(1)
Authorized share capital of the Company was amended by the consolidation of the existing 250,000,000 ordinary shares of US$0.00375 par value each into 62,500,000 ordinary shares of US$0.015 par value each effective from June 28, 2022. The authorized shares, issued shares, outstanding shares, and treasury stock shares for 2021 have been adjusted retroactively to reflect the one-for-four reverse share split.

See accompanying notes to consolidated financial statements

UTSTARCOM HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands, except per share data)

	Years ended December 31,
	2022	2021	2020
Net sales (1)
Products	$2,284	$2,323	$12,385
Services	11,768	13,598	11,925
	14,052	15,921	24,310
Cost of net sales
Products	2,902	6,681	11,148
Services	8,483	10,315	9,633
	11,385	16,996	20,781
Gross profit (loss)	2,667	(1,075)	3,529
Operating expenses:
Selling, general and administrative (2)	2,292	(2,642)	18,689
Research and development	4,762	6,886	8,083
Total operating expenses	7,054	4,244	26,772
Operating loss	(4,387)	(5,319)	(23,243)
Interest income	2,154	1,136	990
Interest expense	—	—	(10)
Other income (expense), net	(706)	1,649	(2,166)
Investment impairment	—	—	(1,029)
Loss before income taxes	(2,939)	(2,534)	(25,458)
Income tax benefit (expense)	(2,063)	(3,294)	1,782
Net loss	$(5,002)	$(5,828)	$(23,676)
Net loss per share Basic (3)	$(0.55)	$(0.65)	$(2.64)
Net loss per share Diluted (3)	$(0.55)	$(0.65)	$(2.64)
Weighted average shares outstanding-Basic (3)	9,056	9,007	8,970
Weighted average shares outstanding-Diluted (3)	9,056	9,007	8,970
Net loss	(5,002)	(5,828)	(23,676)
Other comprehensive income (loss), net of tax
Net change in cumulative translation adjustment	(6,495)	(3,726)	1,560
Comprehensive loss	$(11,497)	$(9,554)	$(22,116)

(1)
Revenue recognized for the years ended December 31, 2022, 2021 and 2020 that was included in deferred revenue (including current and non-current) and customer advances as of the beginning of each year was $0.3 million, $0.4 million and $1.2 million, respectively.
(2)
Allowances for (reversals of) credit losses of ($3.5 million), ($9.2 million) and $9.4 million were recognized as selling expenses in 2022, 2021 and 2020, respectively.
(3)
Authorized share capital of the Company was amended by the consolidation of the existing 250,000,000 ordinary shares of US$0.00375 par value each into 62,500,000 ordinary shares of US$0.015 par value each effective from June 28, 2022. Net loss per share attributable to UTStarcom Holding Corp. (basic and diluted) for 2021 and 2020 have been recomputed to reflect retroactively the one-for-four reverse share split.

See accompanying notes to consolidated financial statements

UTSTARCOM HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands, except share data)

						Accumulated
	Ordinary Shares		Additional			Other	Total
	Shares		Paid-in	Treasury	(Accumulated	Comprehensive	Shareholders’
	outstanding(1)	Amount	Capital	Stock	Deficit)	Income	Equity
	(In thousands, except number of shares)
Balance at December 31, 2019	8,881,081	$123	$1,265,615	$(11,948)	$(1,216,703)	$62,101	$99,188
Share buyback	(49,833)	—	—	(374)	—	—	(374)
Restricted shares issued and restricted share units released	143,320	—	703	—	—	—	703
Net loss	—	—	—	—	(23,676)	—	(23,676)
Other comprehensive income:
Foreign currency translation	—	—	—	—	—	1,560	1,560
Balance at December 31, 2020	8,974,568	$123	$1,266,318	$(12,322)	$(1,240,379)	$63,661	$77,401
Restricted shares issued and restricted share units released	53,917	—	504	—	—	—	504
Net loss	—	—	—	—	(5,828)	—	(5,828)
Other comprehensive loss:
Foreign currency translation	—	—	—	—	—	(3,720)	(3,720)
CTA recognition on liquidation of subsidiaries	—	—	—	—	—	(6)	(6)
Balance at December 31, 2021	9,028,485	$123	$1,266,822	$(12,322)	$(1,246,207)	$59,935	$68,351
Option exercise	4,430		20				20
Cancellation of restricted shares issued	(4,702)
Share buyback	(3,925)			(13)			(13)
Restricted shares issued and restricted share units released	48,795	—	603	—	—	—	603
Net loss	—	—	—	—	(5,002)	—	(5,002)
Other comprehensive loss:
Foreign currency translation	—	—	—	—	—	(6,495)	(6,495)
Balance at December 31, 2022	9,073,083	$123	$1,267,445	$(12,335)	$(1,251,209)	$53,440	$57,464

(1)
Authorized share capital of the Company was amended by the consolidation of the existing 250,000,000 ordinary shares of US$0.00375 par value each into 62,500,000 ordinary shares of US$0.015 par value each effective from June 28, 2022. The outstanding shares and treasury stock shares for 2021 and 2020 have been adjusted retroactively to reflect the one-for-four reverse share split.

See accompanying notes to consolidated financial statements

UTSTARCOM HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years ended December 31,
	2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(5,002)	$(5,828)	$(23,676)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	206	372	572
Lease amortization	994	1,429	1,516
Net gain on disposal of assets	(2)	(33)	—
Gain on liquidation of a subsidiary	—	(6)	—
Reversal of guarantee obligations (ASC 460) reserve upon expiration of statute of limitations	(21)	(42)	—
Investment impairment	—	—	1,029
Stock-based compensation expense	603	504	703
Allowance for (recovery of) credit losses	(3,465)	(9,158)	9,441
Allowance for inventory	682	4,573	170
Deferred income taxes	1,135	2,052	(1,499)
Changes in operating assets and liabilities
Accounts receivable	19,043	31,336	18,767
Inventories and deferred costs	(448)	578	(230)
Prepaid and other assets	1,693	(4,595)	600
Accounts payable	(6,057)	(6,089)	(5,754)
Income taxes payable	(417)	2,832	(1,894)
Customer advances	(108)	(160)	231
Deferred revenue	(6)	(329)	(1,254)
Other liabilities	(1,553)	2,393	(2,122)
Net cash provided by (used in) operating activities	7,277	19,829	(3,400)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(250)	(348)	(115)
Proceeds from sale of short-term investments	—	2,100	2,095
Net cash provided by (used in) investing activities	(250)	1,752	1,980
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options	20	—	—
Repurchase of ordinary shares	(13)	—	(374)
Net cash provided by (used in) financing activities	7	—	(374)
Effect of exchange rate changes on cash and cash equivalents	(6,451)	(3,693)	1,575
Net Increase (decrease) in cash and cash equivalents	583	17,888	(219)
Cash, cash equivalents and restricted cash at beginning of year	66,276	48,388	48,607
Cash, cash equivalents and restricted cash at end of year	$66,859	$66,276	$48,388
Supplemental disclosure of cash flow information:
Cash paid:
Interest paid	$—	$—	$10
Income taxes paid	$1,342	$800	$2,100

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1-BASIS OF PRESENTATION, LIQUIDITY

UTStarcom Holdings Corp., a Cayman Islands corporation incorporated in 2011 and its wholly owned subsidiaries (collectively, the “Company”), is a global telecom infrastructure provider dedicated to developing technology that will serve the rapidly growing demand for bandwidth from mobile, streaming and other applications. The Company works with carriers in different countries, to meet this demand through a range of innovative broadband packet optical transport and wireless/fixed-line access products and solutions.

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

The accompanying Consolidated Balance Sheets as of December 31, 2022 and 2021, and the Consolidated Statements of Comprehensive Loss for each of the three years ended December 31, 2022, 2021 and 2020 have been prepared by the Company in conformity with generally accepted accounting principles in the United States of America (“US GAAP”).

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

The Company incurred net losses of $5.0 million, $5.8 million and $23.7 million for the years ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022 and 2021, the Company had an accumulated deficit of $1,251.2 million and $1,246.2 million, respectively. The Company’s operations provided net cash of $7.3 million, provided net cash of $19.8 million and used net cash of $3.4 million for the years ended December 31, 2022, 2021 and 2020, respectively.

As of December 31, 2022 and 2021, the Company had cash and cash equivalents of $54.5 million and $53.8 million, of which $13.5 million and $12.2 million, respectively, were held by subsidiaries in China. China imposes currency exchange controls on certain transfers of cash to and from China. The Company’s China subsidiaries are subject to pre-approval from the State Administration of Foreign Exchange (“SAFE”) for non-domestic financing. Additionally, the amount of cash available for transfer from the China subsidiaries for use by the Company’s non-China subsidiaries is also limited both by the liquidity needs of the subsidiaries in China and restrictions on foreign currency exchange by Chinese-government mandated limitations including currency exchange controls on certain transfers of cash outside of China. As of December 31, 2022, the Company’s China subsidiaries have no accumulated profit, as determined in accordance with Chinese accounting standards, that can be paid as dividends. In 2022, 2021 and 2020, the Company’s China subsidiaries did not pay dividends.

On June 28, 2022, the Company effected a one-for-four reverse share split of its ordinary shares. Unless otherwise specified, all share and per share information in this annual report has been retroactively adjusted to reflect this reverse share split.

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

Cash and Cash Equivalents:

Cash and cash equivalents consist of highly liquid instruments with maturities of three months or less when acquired. Approximately 20.6%, or $11.3 million and 6.9%, or $3.7 million of cash and cash equivalents were held by the Company’s subsidiaries in the United States as of December 31, 2022 and 2021, respectively. The remainder was held by the other UTStarcom entities throughout the world. As of December 31, 2022 and 2021, approximately 24.7%, or $13.5 million and 22.7%, or $12.2 million, of the Company’s cash and cash equivalents were held by its subsidiaries in China, respectively. China imposes currency exchange controls on transfers of cash outside of China.

Restricted Cash:

As of December 31, 2022, the Company had short-term restricted cash of $9.9 million, and long-term restricted cash of $2.5 million. As of December 31, 2021, the Company had short-term restricted cash of $10.1 million, and long-term restricted cash of $2.4 million. These amounts primarily collateralize the Company’s issuances of performance guarantee, warranty, and standby and commercial letters of credit.

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

The Company recognizes an impairment charge when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. The Company reviews several factors to determine whether the losses are other-than-temporary, including but not limited to: (i) the length of time the investment was in an unrealized loss position, (ii) the extent to which fair value was less than cost, (iii) the financial condition and near term prospects of the issuer, and (iv) the Company’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value. The determination of fair value of the investment involves considering factors such as current economic and market conditions, the operating performance of the companies including current earnings trends and forecasted cash flows, and other company and industry specific information. Investment impairments recorded as other-than-temporary were nil, nil and $1.0 million, for the years ended December 31, 2022, 2021 and 2020, respectively.

Revenue Recognition:

The Company recognizes revenue in accordance with ASC 606. The core principle of ASC 606 is that revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. To determine the appropriate amount of revenue to be recognized for arrangements determined to be within the scope of ASC 606, for each customer contract, the Company performed the following five steps:

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

Performance obligations promised in a contract are identified based on the services and the products that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the services and the products either on its own or together with other resources that are readily available from third parties or from the Company, and are distinct in the context of the contract, whereby the transfer of the services and the products is separately identifiable from other promises in the contract. The Company’s performance obligations consist of (i) sales of communication equipment with embedded software, (ii) provision of installation and commission service, and (iii) provision of annual maintenance service. The software component is not considered distinct as the software component is integral to the functionality of the communication equipment.

The transaction price is determined based on the consideration to which the Company expects to be entitled in exchange for transferring services and products to the customer. Some sales agreements have performance guarantees covering a certain timeframe. If there is an underperformance event, the Company may incur liquidation damages as a percentage of the total purchase price. Such performance guarantees represent a form of variable consideration and are estimated at the contract inception at the best estimate and updated at the end of each reporting period as additional performance data becomes available and only to the extent that it is probable that a significant reversal of any revenue will not occur. Variable consideration includes estimates for sales credits, which are based on historical level and specific criteria outlined in the sales contracts, and other factors known at the time. The Company generally invoices customers for equipment and services upon meeting certain milestones. Customer invoices are generally due within 30 to 90 days after issuance. The Company’s contracts with customers typically do not include significant financing components as the period between the transfer of performance obligations and timing of payment are generally within one year.

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

Revenue is recognized when a customer obtains control of promised goods or services at an amount that reflects the consideration that is expected to be received in exchange for those goods or services. The Company utilizes judgment to assess the nature of the each identified performance obligation to determine whether a performance obligation is satisfied over time or at a point in time.

Revenue from sales of communication equipment is recognized at a point in time, which is generally upon delivery. Shipping and handling costs are not considered performance obligations and are included in cost of sales as incurred. Revenue from provision of installation and commission service is recognized at a point in time when the service is completed. Revenue from provision of annual maintenance services is recognized over time on a ratable basis over the contract term.

Product Warranty:

The Company provides a warranty on its equipment and terminal sales for periods generally ranging from one to two years from the time of final acceptance. At times, the Company has entered into arrangements to provide limited warranty services for periods longer than two years. The Company provides for the expected cost of product warranties at the time that revenue is recognized based on an assessment of past warranty experience and when specific circumstances dictate. The Company assesses the adequacy of its recorded warranty liability every quarter and makes adjustments to the liabilities if necessary. From time to time, the Company may be subject to additional costs related to non-standard warranty claims from its customers. If and when this occurs, the Company estimates additional accruals based on historical experience, communication with its customers and various assumptions that the Company believes to be reasonable under the circumstances. Such additional warranty accruals are recorded in the period in which the additional costs are identified. Upon expiration of the warranty period, any remaining specific warranty accrual is reversed and recorded as a reduction of cost of sales.

Receivables:

Although the Company evaluates customer credit worthiness prior to a sale, the Company provides an allowance for credit losses on trade and notes receivable when collection may no longer be reasonably assured. The Company assesses collectability of receivables based on a number of factors including analysis of customer creditworthiness, historical payment history, the Company’s ability to collect payment, length of time an individual receivable balance is outstanding and current and future economic conditions.

Allowance for credit losses:

The Company accounts for accounts receivable in accordance with ASC 326: Measurement of Credit Losses on Financial Instruments”, which introduces an expected loss approach using macroeconomic data, referred to as a current expected credit losses (“CECL”) methodology.

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

Inventories:

Inventories consist of product held at the Company’s manufacturing facility and warehouses, as well as finished goods at customer sites for which the customer has taken possession but, based on specific contractual terms, title has not yet passed to the customer. The Company may ship inventory to existing customers that require additional equipment to expand their existing networks prior to the signing of an expansion contract. Inventories are stated at the lower of cost and net realizable value. The Company continually monitors inventory valuation for potential losses and obsolete inventory at its manufacturing facilities as well as at customer sites. Adjustments are recorded to write down the cost of inventory to estimated net realizable value, which is dependent upon the factors such as inventory aging, historical and forecasted consumer demand, and market conditions that impact pricing. Write-downs are recorded in cost of revenues in the consolidated statements of comprehensive income (loss).

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

Depreciation expense was $0.2 million, $0.4 million, and $0.6 million, for the years ended December 31, 2022, 2021 and 2020, respectively.

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

Advertising Costs:

The Company expenses all advertising costs as incurred. Payment to customers for marketing development costs are accounted for as incurred as a reduction of the revenue associated with customers. For the years ended December 31, 2022, 2021 and 2020, advertising costs totaled approximately $0.1 million, $0.1 million, and $0.1 million, respectively.

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

The Company measures lease liabilities based on the present value of the total remaining lease payments. To determine the present value of future minimum lease payments, the Company used the implicit rate when readily determinable. When the implicit rate is not available, the Company applies its incremental borrowing rate, which is the estimated rate the Company would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Company estimates its incremental borrowing rate based on an analysis of interest rates published by banks.

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

Accumulated Other Comprehensive Income (“AOCI”):

AOCI consisted of foreign currency translation adjustments. The changes in AOCI, including the amounts reclassified to income, were as follows:

Foreign currency
translation and
unrealized gains
(losses), net
of tax
(in thousands)
Balance at December 31, 2020	$63,661
Unrecognized loss on foreign currency translation	(3,720)
Less: Gain reclassified from AOCI to income	(6)
Balance at December 31, 2021	$59,935
Unrecognized loss on foreign currency translation	(6,495)
Balance at December 31, 2022	$53,440

Income Taxes:

The Company is subject to income taxes in both the United States and numerous foreign jurisdictions. Significant judgment is required in evaluating the Company’s tax positions and determining the provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes the tax benefit (expense) from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The Company recognizes interest expense and penalties related to income tax matters as part of the provision for income taxes.

The Company recognizes deferred income taxes as the difference between the tax basis of assets and liabilities and their financial statement amounts based on enacted tax rates. Management judgment is required in the assessment of the recoverability of our deferred tax assets based on its assessment of projected taxable income. Numerous factors could affect the Company’s results of operations in the future. If there is a significant decline in the Company’s future operating results, management’s assessment of the recoverability of the Company’s deferred tax assets would need to be revised, and any such adjustment to the Company’s deferred tax assets would be charged to income in that period. If necessary, the Company records a valuation allowance to reduce deferred tax assets to an amount which management believes is more likely than not to be realized. Changes in estimates of taxable income in the future could result in reversal of the valuation allowances which would be credited to income in the year of reversal.

Financial Instruments:

Financial instruments consist of cash and cash equivalents, short and long-term investments, notes receivable, accounts receivable and payable and accrued liabilities. The carrying amounts of cash and cash equivalents, accounts receivable and payable, notes receivable, and accrued liabilities approximate their fair values because of the short-term nature of those instruments. The fair value of long-term investments in debt and equity securities is determined based on quoted market prices or available information about investees.

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

The foreign currency translation gain (loss) related to the remeasurement of transactions denominated in other than the functional currency is included in other income (expense), net in the consolidated statements of comprehensive income (loss). In connection with this remeasurement process, the Company recorded losses of $0.7 million, gains of $1.3 million, and losses of $2.9 million for the years ended December 31, 2022, 2021 and 2020, respectively.

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

	Years ended December 31,
	2022	2021	2020
	(in thousands)
Anti-dilutive stock options and awards/units outstanding	390	424	370
Total(1)	390	424	370

(1)
Calculated using the treasury stock method, which assumes proceeds are used to reduce the dilutive effect of outstanding stock awards. Assumed proceeds include the unrecognized deferred compensation of share awards, and assumed tax proceeds from excess stock-based compensation deductions. For the years ended December 31, 2022, 2021 and 2020, no potential ordinary shares were dilutive because of the net loss incurred in those years, therefore basic and dilutive earnings per share were the same.
(2)
Authorized share capital of the Company was amended by the consolidation of the existing 250,000,000 ordinary shares of US$0.00375 par value each into 62,500,000 ordinary shares of US$0.015 par value each effective from June 28, 2022. The shares used in computation of basic earnings per share and diluted earnings per share for 2021 and 2020 have been adjusted retroactively to reflect the one-for-four reverse share split.

Recently Adopted Accounting Standards:

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
NOTE 3-COMPREHENSIVE LOSS

Total Comprehensive Loss for the years ended December 31, 2022, 2021 and 2020 consisted of the following:

	Years ended December 31,
	2022	2021	2020
	(in thousands)
Net loss	$(5,002)	$(5,828)	$(23,676)
Other comprehensive income (loss)
Net Change in Foreign currency translation	(6,495)	(3,726)	1,560
Total comprehensive loss	$(11,497)	$(9,554)	$(22,116)

NOTE 4-BALANCE SHEET DETAILS

The following tables provide details of selected balance sheet items:

	December 31,	December 31,
	2022	2021
	(in thousands)
Inventories:
Raw materials	$55	$563
Work in process	14	39
Finished goods (1)	1,200	935
Total Inventories	$1,269	$1,537

(1)
Includes finished goods at customer sites of approximately $0.1 million and $0.1 million at December 31, 2022 and 2021, respectively, for which the customer has taken possession, but based on specific contractual terms, title has not yet passed to the customer and for which revenue has not yet been recognized.

	December 31,	December 31,
	2022	2021
	(in thousands)
Prepaid and other current assets
Prepaid tax (1)	$553	$1,295
Advance to suppliers	50	7
Other receivables	446	796
Prepaid and others (2)	3,046	2,713
Total Prepaid and other current assets	$4,095	$4,811

(1)
2022 balance includes $0.1 million prepaid consumption tax, $0.2 million prepaid value added tax and $0.3 million prepaid goods and service tax. 2021 balance includes $0.1 million prepaid consumption tax, $0.9 million prepaid value added tax, $0.01 million duty recoverable and $0.3 million prepaid goods and service tax.
(2)
2022 balance includes $2.1 million interest receivable. 2021 balance includes $2.0 million interest receivable.

	December 31,	December 31,
	2022	2021
	(in thousands)
Property, plant and equipment, net:
Leasehold improvements	$1,637	$1,801
Automobiles	256	271
Computers and software	3,132	4,461
Equipment and furniture	19,668	22,240
Total	24,693	28,773
Less: accumulated depreciation	(24,089)	(28,171)
Total Property, plant and equipment, net	$604	$602

During the years ended December 31, 2022, 2021 and 2020, the Company wrote-off fully depreciated property, plant and equipment of $1.4 million with accumulated depreciation of $1.4 million, $2.4 million with accumulated depreciation of $2.4 million, and $0.5 million with accumulated depreciation of $0.5 million, respectively.

	December 31,	December 31,
	2022	2021
	(in thousands)
Other current liabilities:
Warranty costs	$67	$53
Accrued professional fees	702	993
Accrued other taxes	878	36
Provision for liquidation damages	1,031	1,073
Contract deposits	604	349
Others	611	869
Total other current liabilities	$3,893	$3,373

	December 31,	December 31,
	2022	2021
	(in thousands)
Other long-term liabilities
Non-current income tax payable	$1,000	$979
Total other long-term liabilities	$1,000	$979

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

GCT Semiconductor

In October 2004, the Company invested $3.0 million in Series D preferred convertible stock of GCT Semiconductor, Inc., or GCT, which designs, develops and markets integrated circuit products for the wireless communications industry. This investment represents approximately a 0.2965% interest in GCT. The Company assesses the fair value every year-end. In 2012 and 2016, the Company recorded $2.1 million and $0.8 million investment impairment, respectively. As of December 31, 2016, the book value of the investment was zero.

UiTV Media Inc. or UiTV

On October 16, 2010, the Company invested $30.0 million in UiTV Media Inc., or (“UiTV”), $10.0 million of which was paid by the Company’s common shares that it had the repurchase rights and $20.0 million of which was paid by cash. The Company recorded this transaction as an acquisition because the Company owned 75% interest of UiTV and had effective control. The transactions closed on November 8, 2010. On April 15, 2012, the Company exercised its repurchase right, and this triggered deconsolidation of UiTV from the Company’s consolidated financial statements starting from June 21, 2012 as the Company lost the effective control due to reduced ownership from 75% to 49% and loss of a Board of Directors seat. As the result, the Company accounted for this investment using the equity method. From December 3, 2012 to December 31, 2015, the Company purchased $35.1 million convertible bonds that bear interest at 6.5% per annum with various maturity dates, and subsequently all maturity dates were extended to December 31, 2015. In 2013 and 2014, the Company recorded a total of $9.6 million and $5.3 million, respectively, in losses for the preferred stock investment to reflect 49% interest in UiTV losses. After the value of the preferred shares was reduced to zero, the Company started to record 100% of UiTV losses against the Company’s convertible bond investment balance until the carrying value of the convertible bond investment balance was reduced to zero. Therefore, in 2014 and 2015, the Company recorded $3.6 million and $14.0 million in losses to reflect 100% of UiTV losses. At every year-end, the Company assessed the fair value of the UiTV, and recorded impairment charges of $9.1 million, $2.4 million and $6.0 million in 2013, 2014 and 2015, respectively. The convertible bond investments balance was reduced to zero as of December 31, 2015.

UTStarcom Hong Kong Holdings Ltd.,

On August 31, 2012, the Company completed the sale of its IPTV business to UTStarcom Hong Kong Holdings Ltd. to its former Chief Executive Officer. On the same day, the Company purchased a $20.0 million Convertible Bond from UTStarcom Hong Kong Holdings Ltd. which bears interest at 6.5% per annum and matured on August 31, 2017. On April 7, 2015, the Company entered an agreement with UTStarcom Hong Kong Holdings Ltd. for the conversion of the $20.0 million Convertible Bond. Pursuant to the agreement, UTStarcom Hong Kong Holdings Ltd. paid $10.0 million in cash as partial repayment of the principal of the Convertible Bond. The remaining principal and interest of the Convertible Bond were converted to 14% of equity interest of UTStarcom Hong Kong Holdings Ltd. The Company used the cost method to account for this investment. The Company assesses the fair value impairment every year-end. In 2015, the Company recorded $6.5 million investment impairment. During 2018 and 2019, the Company assessed the fair value of UTStarcom Hong Kong Holdings Ltd. and recorded a $0.4 million and nil impairment charge. As of December 31, 2019, the recorded value of this investment was $3.1 million. On December 17, 2020, the Company signed an agreement with Eagle Field Holding Limited for sale of 14% interest (“equity interest”) of UTStarcom Hong Kong Holdings Limited for a consideration of $2.1 million which will be paid on March 31, 2021. As the result, the Company recorded $1.0 million impairment loss during 2020 and reclassified this investment as short-term investment as at December 31, 2020. On March 31, 2021, the Company received $2.1 million from buyer.

Aceland Investment Limited

In December 2010, the Company invested $2.1 million into Aceland Investments Limited (“Aceland”). In the second quarter of 2011, the Company extended a shareholder loan to Aceland in the amount of $7.1 million with a maturity date of December 31, 2015. The Company owned an approximately 35% interest in Aceland and accounted for the investment in Aceland using the equity method. In 2015, the Company recorded a $1.0 million impairment charge on the Aceland investment. In 2016, the Company received $6.7 million cash from Aceland as partial repayment of the loan balance and the Company realized a $1.0 million gain of foreign exchange. In 2017 and 2018, the Company realized a $0.2 million and $0.3 million equity loss as a result of the depreciation of the US Dollar deposit, respectively. As of December 31, 2018, the book value of the investment was $2.1 million. In October 2019, the Board of Aceland approved a resolution to reduce its shares capital and expected to repurchase the Company’s full investment in Aceland within one year. As the result, the Company classified this investment as a trading security in the short-term investment account in the amount of $2.1 million at December 31, 2019. In March 2020, Aceland repurchased all the Company’s investment and the Company recorded a $0.3 million gain in other income.

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

The Company’s financial instruments consist principally of cash and cash equivalents, short-term investments, restricted cash, notes receivable, accounts receivable, long-term investments, accounts payable and certain accrued liabilities. Short-term investments consist of available-for-sale securities. As of December 31, 2022, the respective carrying values of financial instruments except for long-term investments approximated their fair values based on their short-term maturities.

NOTE 6- OPERATING LEASES

The Company’s leases consist of operating leases for office space in PRC, India, Japan and the United States. The Company determines if an arrangement is a lease at inception. As of December 31, 2022, the Company had no long-term leases that were classified as a financing lease. As of December 31, 2022, the Company did not have additional operating leases that have not yet commenced.

Total operating lease expenses for the year ended December 31, 2022 were $1.0 million, including $0.6 million in cost of net sales and $0.4 million in operating expense in the consolidated statement of comprehensive loss.

As of December 31, 2022, the Company recognized operating lease ROU assets of $3.0 million and total lease liabilities $3.1 million, including a current portion of $1.2 million for operating leases.

	For the year ended December 31, 2022	For the year ended December 31, 2021
	(in thousands)
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows used in operating leases	$964	$1,581
Right-of-use assets obtained in exchange of new lease obligations:
Operating leases	$132	$4,734
Weighted average remaining lease term
Operating leases	3.2 years	4.0 years
Weighted average discount rate
Operating leases	4.58%	4.45%

Maturities of lease liabilities as of December 31, 2022 are as follows:

Amount
(in thousands)
2023	$1,337
2024	796
2025	807
2026	402
Total future lease payments	3,342
Less: Imputed interest	(220)
Total lease liability balance	$3,122

NOTE 7-COMMITMENTS AND CONTINGENCIES

Contractual obligations and commercial commitments

Letters of credit:

The Company issues bid bond, commercial letters of credit or standby letters of credit primarily to support international sales activities outside of China and in support of purchase commitments. When the Company submits a bid for a sale, often the potential customer will require that the Company issue a bid bond or a standby letter of credit to demonstrate its commitment through the bid process. In addition, the Company may be required to issue standby letters of credit as guarantees for advance customer payments upon contract signing or performance guarantees. The standby letters of credit usually expire without being drawn by the beneficiary thereof. Finally, the Company may issue commercial letters of credit in support of purchase commitments. As of December 31, 2022, the

Company’s outstanding letters of credit approximated $12.3 million. These balances are included in Short-term restricted cash and Long-term restricted cash.

Purchase commitments:

The Company is obligated to purchase raw materials and work-in-process inventory under various orders from various suppliers. If the Company fails to fulfill the contracts, it will have adverse consequences materials to the Company’s operations or financial condition. On December 31, 2022, the Company had outstanding purchase commitments, including agreements that are non-cancelable, approximating $0.2 million.

Capital commitments

The Company’s capital commitments are related to commitments in connection with its ERP replacement implementation project, total capital commitments contracted but not yet reflected in the financial statements amounted to $0.1 million as of December 31, 2022. All of the commitments are to be fulfilled within one year.

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

Uncertain Tax Positions:

As of December 31, 2022, the Company had $3.2 million of gross unrecognized tax benefits, of which $0.5 million related to tax benefits that, if recognized, would affect the annual effective tax rate. The remaining $2.7 million gross unrecognized tax benefits, if recognized, would affect certain deferred tax assets and federal tax benefit of state income tax.

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

NOTE 8-ORDINARY SHARE REPURCHASE AND ISSUANCE

On November 12, 2014, the Company’s Board of Directors approved a share repurchase program of up to $40.0 million of its ordinary shares outstanding over the 24 months through 2016. On November 4, 2016, the Company’s Board of Directors approved an extension for this program to November 2018. On November 4, 2018, the Company’s Board of Directors approved an extension for this program to November 2019. In September 2019, the Board had approved to extend two additional years. In September 2021, the Company's Board of Directors approved to extend this program to March 2022. In March 2022, the Board of Directors approved an extension for this program to the end of March 2023. In March 2023, the Board of Directors had approved to extend one additional year. For the years ended December 31, 2022, 2021 and 2020, the Company repurchased 15,699 (or 3,925 after reverse share split) shares, nil and 199,331 (or 49,833 after reverse share split) shares at the cost of approximately $0.01 million, nil and $0.4 million, respectively. All the repurchased shares under the repurchase program are classified as treasury shares of the Company until they are retired or reissued.

NOTE 9-ORDINARY SHARE AND SHARE INCENTIVE PLANS

Stock Incentive Plans

On June 28, 2022, shareholders of the Company approved the amendment of authorized share capital of the Company by the consolidation of the existing 250,000,000 ordinary shares of $0.00375 par value each into 62,500,000 ordinary shares of $0.015 par value each. As a result, the one-for-four reverse split of the Company’s ordinary shares became effective on June 28 2022, as of 4:30 p.m. Eastern Time with trading commenced on the post-reverse split-adjusted basis on the NASDAQ Global Select Market as of the opening of trading on Wednesday, June 29, 2022. All shares/per share related data in this note have been adjusted retroactively to reflect the one-for-four reverse share split.

As of December 31, 2022, the Company has the stock incentive plans described below. Substantially all outstanding awards are subject to potential accelerated vesting in the event of a change in control of the Company. The Company repurchases and cancels its ordinary shares forfeited with respect to the tax liability associated with certain vesting of restricted stock and restricted stock unit grants under these plans.

2017 Equity Incentive Plan:

The 2017 Equity Incentive Plan, or (the “2017 Plan”), was approved by the Board of Director on November 4, 2016, and expired on December 31, 2021. The 2017 Plan provides for the grant of the following types of incentive awards: (i) stock options, (ii) stock appreciation rights, (iii) restricted stock, (iv) restricted stock units, (v) performance shares and performance units, and (vi) other stock or cash awards (“Award,” and collectively, “Awards”). Those who are eligible for Awards under the 2017 Plan include employees, directors and consultants who provide services to the Company and its affiliates.

The maximum aggregate number of shares that may be awarded and sold under the Plan is 2,000,000 Shares (500,000 ordinary shares after taking into consideration of the reverse share split effective on June 28, 2022) plus (i) any shares that, as of December 31, 2016, have been reserved but not issued pursuant to any awards granted under UTStarcom Holdings Corp.’s Amended and Restated 2006 Equity Incentive Plan (the “2006 Plan”), and (ii) any shares subject to stock options or similar awards granted under the 2006 Plan that expire or otherwise terminate without having been exercised in full and Shares issued pursuant to awards granted under the 2006 Plan that are forfeited to or repurchased by the Company. The shares may be authorized but unissued, or reacquired common stock.

On August 10, 2021, the Board of Directors approved an extension and share increase of the 2017 Plan. As a result, the term of the 2017 Plan has been extended to December 31, 2024, and a total number of additional 1,000,000 ordinary shares (250,000 ordinary shares taking into consideration of the reverse share split effective on June 28, 2022) have been added to the 2017 Plan. On November 24, 2022, the Board of Directors approved a further extension and share increase of the 2017 Plan. As a result, the term of the 2017 Plan has been extended to December 31, 2026, and a total number of additional 430,000 ordinary shares have been added to the 2017 Plan.

As of December 31, 2022, 390,111 shares underlying options and restricted stock awards and units were outstanding under the 2017 Plan.

Stock Award and Stock Option Activity

During 2022, the Company granted equity awards primarily consisting of stock option and restricted stock. Such awards generally vest over a period of four years or two years from the vesting start date. Restricted stock has the voting rights of ordinary shares and the shares underlying restricted stock are issued and outstanding. As of December 31, 2022, the number of ordinary shares available for issuance pursuant to future grants under the 2017 plan, including remaining unissued shares under Prior Plans that have been transferred into the 2017 plan were 213,134. The 2006 Plan expired on December 31, 2016, and as of December 31, 2022, 446,200 shares were transferred to the 2017 Plan that was approved by the Board of Director on November 4, 2016. The following table summarizes the Company’s stock option activities:

		Weighted
	Number of	average
	shares	exercise
	outstanding	price
	(in thousands)
Options Outstanding, December 31, 2020	264	$5.32
Options granted	213	4.28
Options exercised	—	—
Options forfeited or expired	(113)	6.08
Options Outstanding, December 31, 2021	364	$4.47
Options granted	—	—
Options exercised	(4)	4.52
Options forfeited or expired	(13)	6.59
Options Outstanding, December 31, 2022	347	$4.39

Under the Plans, the Company granted restricted stock awards. Restricted stock awards are unvested stock awards that may include grants of restricted stock or grants of restricted stock units. Such awards generally vest over a period of four years from the date of grant. Restricted stock has the voting rights of ordinary share and the shares underlying restricted stock are considered to be currently issued and outstanding. Restricted stock units do not have the voting rights of ordinary shares, and the shares underlying the restricted stock units are not considered issued and outstanding. The expense for such awards is based on the fair market value of the shares at the date of grant and is recognized on a straight-line basis over the requisite service period. The grant of restricted stock awards is deducted from the shares available on a one to one basis for grant under the Company’s stock plan. Unvested restricted awards as of December 31, 2022 and changes during the year ended December 31, 2022 are summarized below:

		Weighted
		average
		grant date
	Shares	fair value
	(in thousands)
Total nonvested restricted stock at December 31, 2020	105	$12.20
Granted	24	5.16
Vested	(49)	10.84
Forfeited	(21)	14.84
Total nonvested restricted stock at December 31, 2021	59	$9.56
Granted	29	3.97
Vested	(44)	9.66
Forfeited	(1)	14.82
Total nonvested restricted stock at December 31, 2022	43	$5.65

During 2022, approximately 0.04 million shares of restricted stock awards vested. The total fair value of restricted stock awards vested, as measured on the date of vesting, during 2022 was $0.4 million. During 2022, the Company also granted approximately 0.03 million restricted stock awards.

During 2021, 0.05 million shares of restricted stock awards vested. The total fair value of restricted stock awards vested, as measured on the date of vesting, during 2021 was $0.5 million. During 2021, the Company also granted 0.02 million restricted stock awards.

The following table summarizes significant ranges of outstanding and exercisable stock options as of December 31, 2022:

			Weighted
		Number of shares	Average	Weighted	Number of shares	Weighted
Range of		Outstanding	Remaining	Average	Exercisable	Average
Exercise Prices		as of 12/31/2022	Contractual Term	Exercise Price	as of 12/31/2022	Exercise Price
$4.28	$4.28	205,969	5.92	$4.28	102,659	$4.28
$4.56	$4.56	140,714	4.90	$4.56	140,714	$4.56

	Number of shares	Weighted average exercise price
Options exercisable as of December 31, 2022	243,373	$4.44
Options vested and expected to vest as of December 31, 2022	346,683	$4.39

The intrinsic value represents the total pre-tax intrinsic value and is calculated as the difference between the market value as reported by NASDAQ on December 31, 2022 of $3.55 and the exercise price of the in-the-money shares. During 2022, the total pre-tax intrinsic value of options exercised was negligible. The weighted average remaining contractual life of options exercisable was 5.33 years, and the weighted average remaining contractual life of options expected to vest was 5.51 years as of December 31, 2022.

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

The fair values of stock-based payment awards were estimated using the Black-Scholes option pricing model with the following assumptions:

	Years ended December 31,
Stock Options:	2022	2016
Expected term in years	4.25	4.75
Weighted average risk-free interest rate	1.02%	1.30%
Expected dividend rate	—%	—%
Volatility	55.21%	51.6%

At December 31, 2022, there was approximately $0.3 million of total unrecognized compensation cost, as measured, related to unvested stock options and restricted stock and restricted stock units, which is expected to be recognized over a weighted-average period of 0.88 years.

At December 31, 2021, there was approximately $0.7 million of total unrecognized compensation cost, as measured, related to unvested stock options and restricted stock and restricted stock units, which is expected to be recognized over a weighted-average period of 1.31 years.

The following table summarizes the stock-based compensation expense recognized in the Company’s Consolidated Statements of Comprehensive Loss:

	Years Ended December 31,
	2022	2021	2020
	(in thousands)
Cost of net sales	$97	$87	$89
Selling, general and administrative	258	236	360
Research and development	248	181	254
Total	$603	$504	$703

NOTE 10—INCOME TAXES

Cayman Islands

Under the current tax laws of Cayman Islands, the Company and its subsidiaries are not subject to tax on their income or capital gains. In addition, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

United States and Foreign Income Taxes

United States and foreign income (loss) before income taxes were as follows:

	Years Ended December 31,
	2022	2021	2020
	(in thousands)
United States	$(3,454)	$(961)	$(13,225)
Foreign	515	(1,573)	(12,233)
	$(2,939)	$(2,534)	$(25,458)

The components of the income tax expense (benefit) are summarized as follows:

	Years Ended December 31,
	2022	2021	2020
	(in thousands)
Current
Federal	$—	$(42)	$1
State	—	—	—
Foreign	928	1,284	1,044
Total current income tax expense (benefit)	$928	$1,242	$1,045
Deferred
Federal	—	—	—
State	—	—	—
Foreign	1,135	2,052	(2,827)
Total deferred tax expense (benefit)	$1,135	$2,052	$(2,827)
Total income tax expense (benefit)	$2,063	$3,294	$(1,782)

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted in response to the COVID-19 pandemic. The CARES Act, among other things, permits NOL carryovers and carrybacks to offset 100% of taxable income for taxable years beginning before 2021. In addition, the CARES Act allows Net Operating Loss ("NOL") incurred in 2018, 2019, and 2020 to be carried back to each of the five preceding taxable years to generate a refund of previously paid income taxes. The CARES Act contains modifications on the limitation of business interest for tax years beginning in 2019 and 2020. The CARES Act establishes the Paycheck Protection Program which provides small businesses with funds to pay up to 8 weeks of payroll costs including benefits. The Company has evaluated the impact of the CARES Act, but at present does not expect that the CARES Act would result in any tax benefit to the Company.

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

As of December 31, 2022, the Company had gross unrecognized tax benefits of approximately $3.2 million and had certain deferred tax assets and the federal tax benefit of state income tax items totaling $2.7 million. Of the total $3.2 million gross unrecognized tax benefits, $0.5 million related to tax benefits that, if recognized, would impact the annual effective tax rate.

The Company’s policy is to recognize interest expense and penalties related to the above unrecognized tax benefits as a component of income tax expense. The Company had accrued interest and penalties of approximately $0.5 million as of December 31, 2022 and approximately $0.4 million as of December 31, 2021.

The Company is subject to taxation in the U.S. federal jurisdiction and various U.S. state and foreign jurisdictions. The Company is also under audit by the taxing authorities in China on a recurring basis. The material jurisdictions that the Company is subject to examination are in the United States and China. The Company’s tax years for 2012 through 2022 are still open for examination in China and in the United States.

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

A summary of the Company’s unrecognized tax benefits is as follows:

	Years Ended December 31,
	2022	2021	2020
	(in thousands)
Beginning balance-gross unrecognized tax benefits (UTB’s)	$3,244	$3,404	$15,507
Tax credit expiration	—	(160)	(12,103)
Ending balance—UTB	3,244	3,244	3,404
UTB’s as a credit in deferred taxes	(2,347)	(2,347)	(2,347)
Federal benefit of state taxes	(356)	(356)	(516)
UTB’s that would impact the effective tax rate	$541	$541	$541

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

A summary of the components of net deferred tax assets is as follows:

	December 31,	December 31,
	2022	2021
	(in thousands)
Deferred Tax Assets
Allowance and reserves	$2,432	$3,811
Net operating loss carryforward	168,691	167,844
Tax credit carryforwards	6,093	6,451
Property, plant and equipment	310	396
Stock-based compensation	—	29
Accrued warranties	13	12
Other	13,624	14,052
Total deferred tax assets	191,163	192,595
Deferred Tax Liabilities
Deferred revenue and customer advances, net	(87)	(88)
Prepaid expense	(41)	(42)
Total deferred tax liabilities	(128)	(130)
Total net deferred tax assets	191,035	192,465
Less: Valuation allowance	(190,198)	(190,334)
Total net deferred tax assets	$837	$2,131

As of December 31, 2022, the Company’s U.S. federal net operating loss carryforwards were $566 million and expire in varying amounts between 2025 and 2037. As of December 31, 2022, state net operating loss carryforwards were $228 million and expire in varying amounts between 2028 and 2033. The Company has concluded that these federal and state net operating losses did not meet the more likely than not standard contained in FASB ASC 740-10 and has therefore provided a $132.7 million valuation allowance against the related deferred tax assets. In the event the tax benefits related to the valuation allowance are realized, an immaterial amount would be credited to paid-in capital. As of December 31, 2022, the Company also had net operating loss carryforwards (“NOLs”) in China of approximately $134.3 million. The China net operating loss carryforwards will expire in varying amounts between 2024 and 2032. The Company has also concluded that these China net operating losses did not meet the more likely than not standard and has therefore provided a $20.3 million valuation allowance against the related deferred tax assets. As of December 31, 2022, the Company had NOLs of approximately $93.9 million in countries other than the U.S. and China. The majority of these NOLs do not expire and can be carried forward indefinitely. However, the Company concluded majority of these losses did not meet the more likely than not standard and has therefore provided a valuation allowance of $15.7 million against the related deferred tax assets.

As of December 31, 2022, the Company has federal and California research and development credit carryforwards of $1.2 million and $6.4 million, $6.4 million of the credits have an indefinite life and $1.2 million of the credits expire in varying amounts between 2026 and 2028. The Company has U.S. foreign tax credits of $3.0 million which expire in varying amounts between 2023 and 2028. The Company has concluded that these U.S. tax credit carryforwards did not meet the more likely than not standard contained in FASB ASC 740-10 and has therefore provided a $6.1 million valuation allowance against the related deferred tax assets.

The difference between the Company’s effective income tax amount and the federal statutory amount are reconciled below:

	Years Ended December 31,
	2022	2021	2020
	(in thousands)
Federal tax (benefit) at statutory rate	$(617)	$(532)	$(5,388)
Stock compensation expense	127	68	148
Effect of differences in foreign tax rates	1,117	1,715	(1,408)
ASC 740-10 reserve	21	(21)	22
Change in deferred tax valuation allowance	1,394	1,273	4,334
Other	21	791	510
Total Tax Expense (Benefit)	$2,063	$3,294	$(1,782)

On June 24, 2011, the Company effected the Merger to reorganize the corporate structure of UTStarcom, Inc., a Delaware corporation incorporated in 1991, and its subsidiaries. The Merger resulted in shares of the common stock of UTStarcom, Inc. being converted into the right to receive an equal number of ordinary shares in the Company’s capital, which were issued by the Company in connection with the Merger. Following the Merger, UTStarcom, Inc. became the Company’s wholly-owned subsidiary and the Company became the parent company of UTStarcom, Inc. and its subsidiaries. The Company, together with its subsidiaries, continues to conduct its business in substantially the same manner as was conducted by UTStarcom, Inc. and its subsidiaries. The transaction was accounted for as a legal reorganization of entities under common control.

The China Corporate Income Tax Law (“CIT Law”) became effective on January 1, 2008. Under the CIT Law, China’s dual tax system for domestic enterprises and foreign investment enterprises (“FIEs”) was effectively replaced by a unified system. The new law establishes a tax rate of 25% for most enterprises and a reduced tax rate of 15% for certain qualified high technology enterprises.

The CIT Law provides the reduced 15% enterprise income tax rate for qualified high and new technology enterprises. One of the Company’s China subsidiaries, UTStarcom Telecom Co., Ltd (“HUTS”), through which the majority of the Company’s business in China is conducted, obtained the High and New Technology Enterprise Certificate, or (“High-tech Certificate”), from the relevant approval authorities on September 19, 2008, and thereafter was approved to pay CIT at the reduced tax rate of 15%. The approval for the reduced 15% tax rate is valid for three years and applies retroactively from January 1, 2008, subject to possible re-assessment by the approval authorities. During the re-assessment, the tax authority may suspend the implementation of the reduced 15% rate. HUTS’s High-tech Certificate renewal was completed in 2020, thus the approval extended the reduced 15% tax rate terms for three years from 2020. However, since HUTS is currently in significant loss position, the reduced tax rate will not have a material adverse impact on the business or liquidity until HUTS begin to generate profit and deplete all the net operating loss carry forwards.

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

In 2022, the change in deferred tax valuation allowance of $1.4 million is primarily attributable to the tax expense related to continuing to provide full valuation allowance on the Company’s deferred tax assets at December 31, 2022 in the United States and China. In 2021, the change in deferred tax valuation allowance of $1.3 million is primarily attributable to the tax expense related to continuing to provide full valuation allowance on the Company’s deferred tax assets at December 31, 2021 in the United States and China. In 2020, the change in deferred tax valuation allowance of $4.3 million is primarily attributable to the tax expense related to continuing to provide full valuation allowance on the Company’s deferred tax assets at December 31, 2020 in the United States and China.

In 2022, 2021, and 2020, there was no net income tax benefit related to tax credits due to full valuation allowance applied.

NOTE 11-OTHER INCOME (EXPENSE), NET

Other income (expense), net consists of the following:

	Years Ended December 31,
	2022	2021	2020
	(in thousands)
Foreign exchange gain (loss)	$(732)	$1,315	$(2,934)
Gain on liquidation of subsidiary	—	6	—
Gain on investment	—	—	347
Other	26	328	421
Total	$(706)	$1,649	$(2,166)

NOTE 12-NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per share for the years ended December 31, 2022, 2021 and 2020:

	Years Ended December 31,
	2022	2021	2020
	(in thousands)
Numerator:
Net loss	$(5,002)	$(5,828)	$(23,676)
Denominator:
Weighted average shares outstanding-Basic	9,056	9,007	8,970
Potentially dilutive ordinary share equivalents-stock options and restricted stock	—	—	—
Weighted average shares outstanding–Diluted	9,056	9,007	8,970
Net loss per share–Basic	$(0.55)	$(0.65)	$(2.64)
Net loss per share–Diluted	$(0.55)	$(0.65)	$(2.64)

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

For the years ended December 31, 2022, 2021 and 2020, there was nil ordinary shares that were dilutive.

On June 28, 2022, the Company effected a one-for-four reverse share split of its ordinary shares. As a result, the Company’s authorized share capital was amended by the consolidation of 250,000,000 ordinary shares of US$0.00375 par value each into 62,500,000 ordinary shares of US$0.015 par value. Net loss per share attributable to UTStarcom Holding Corp. (basic and diluted) for 2021 and 2020 have been recomputed to reflect retroactively the one-for-four reverse share split.

NOTE 13-SEGMENT REPORTING

The Company’s reporting segments are as follows:

•
Equipment- Sales of equipment, including network infrastructure and application products. Network infrastructure products mainly include broadband products. Network application products mainly include wireless infrastructure technologies.
•
Services-Providing services and support for equipment products and also the new operational support segment.

The Company’s Chief Operating Decision Maker, who is also the Company’s Chief Executive Officer, makes financial decisions and resource allocations based on information they receive from their internal management system and currently evaluate the operating performance and allocates resources to the reporting segments based on segment revenue, gross profit and income before income taxes. Cost of sales and direct expenses in relation to production are assigned to the reporting segments. The accounting policies used in measuring segment assets and operating performance are the same as those used at the consolidated level.

Summarized below are the Company’s segment net sales, gross profit and income before income taxes for the years ended December 31, 2022, 2021 and 2020 based on the current reporting segment structure.

	Years Ended December 31,
		% of		% of		% of
Net Sales by Segment	2022	Net Sales	2021	Net Sales	2020	Net Sales
	(in thousands, except percentages)
Equipment	$2,284	16%	$2,323	15%	$12,385	51%
Services	11,768	84%	13,598	85%	11,925	49%
Total	$14,052	100%	$15,921	100%	$24,310	100%

	Years Ended December 31,
		Gross Profit		Gross Profit		Gross Profit
Gross profit (loss) by Segment	2022	%	2021	%	2020	%
	(in thousands, except percentages)
Equipment	$(618)	(27)%	$(4,358)	(188)%	$1,237	10%
Services	3,285	28%	3,283	24%	2,292	19%
Total	$2,667	19%	$(1,075)	(7)%	$3,529	15%

	Years ended December 31,
Segment income (loss) and Loss before income taxes	2022	2021	2020
	(in thousands)
Equipment	$(6,452)	$(12,868)	$(7,640)
Services	3,285	3,283	2,292
Total segment loss	(3,167)	(9,585)	(5,348)
General and corporate	228	7,051	(20,110)
Loss before income taxes	$(2,939)	$(2,534)	$(25,458)

General and corporate expenses include all un-allocated expenses such as sales and marketing, general and administration and common R&D expenses, and investment impairment.

Sales are attributed to a geographical area based upon the location of the customer. Sales data by geographical area are as follows:

	Years Ended December 31,
		% of net		% of net		% of net
	2022	Sales	2021	Sales	2020	Sales
	(in thousands, except percentages)
Net Sales by Region
China	$1,735	12%	$1,858	11%	$2,286	10%
India	7,152	51%	8,221	52%	9,807	40%
Japan	5,165	37%	5,842	37%	12,208	50%
Other	—	—%	—	—%	9	—%
Total	$14,052	100%	$15,921	100%	$24,310	100%

Long-lived assets, consisting of property, plant and equipment, by geographical area are as follows:

	December 31,
	2022	2021
	(in thousands)
China	$578	$528
Other	26	74
Total long-lived assets	$604	$602

NOTE 14-CREDIT RISK AND CONCENTRATION

Financial Risks:

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, short-term investments and accounts and notes receivable. The Company places its idle cash with several commercial banks. Approximately $43.2 million and $50.1 million of the Company’s cash and cash equivalents were on deposit in accounts outside the U.S. at December 31, 2022 and 2021, respectively, of which approximately $13.5 million and $12.2 million were held by subsidiaries in China. China imposes currency exchange controls on certain transfers of funds to and from China. The Company’s China subsidiaries are subject to pre-approval from the State Administration of Foreign Exchange (“SAFE”) for non-domestic financing. Additionally, the amount of cash available for transfer from the China subsidiaries for use by the Company’s non-China subsidiaries is also limited both by the liquidity needs of the subsidiaries in China and the restriction on foreign currency exchange by Chinese-government mandated limitations including currency exchange controls on certain transfers of funds outside of China.

The Company’s exposure to market risk for changes in interest rates relates primarily to its investment portfolio. The fair value of its investment portfolio would not be significantly affected by either a 10% increase or decrease in interest rates due mainly to the short-term nature of most of its investment portfolio with the exception of the available-for-sale securities. The investment classified as available-for-sales securities is reported at fair value. It will be measured subsequently at fair value on the balance sheets with unrealized gains and losses recorded in accumulated other comprehensive income in shareholders’ equity. Any negative events or deterioration in financial well-being with respect to the counterparties of the long-term investments and the underlying collateral may cause material losses to the Company and have a material effect on the Company’s financial condition and results of operations. In addition, the Company’s interest income can be sensitive to changes in the general level of U.S. and China interest rates since the majority of its funds are invested in instruments with maturities of less than one year. In an increasing interest rate environment, as short-term investments mature, reinvestment occurs at more favorable market rates. Given the short-term nature of certain investments, declining interest rates will not negatively impact the Company’s investment income.

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

Concentration of Credit Risk and Major Customers:

At December 31, 2022 and 2021, the Company’s accounts receivable balance included amounts due from customer A, representing approximately nil and nil of the Company’s total accounts receivable, net of allowances for credit losses, respectively.

At December 31, 2022 and 2021, the Company’s accounts receivable balance included amounts due from customer B, representing approximately 88% and 91% of the Company’s total accounts receivable, net of allowances for credit losses, respectively. The Company has collected over $23 million and $3 million in 2022 and in the first quarter of 2023, respectively.

The following customers accounted for 10% or more of the Company’s net revenues:

	For the years ended
	December 31,
	2022	2021	2020
Customer A	28%	30%	25%
Customer B	44%	44%	31%

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

In addition, the major customers of the Company are based in Japan and India. Therefore, the Company’s results of operations may be adversely affected by the political and business relationship between as well as other events affecting Japan or India in general. From time to time there have been tensions and conflicts among China, Japan and India. Adverse changes in political and economic policies, geopolitical uncertainties, and international conflicts may lead to a reduction in the Company’s sales. Any future conflicts among China, Japan and India have an adverse impact on the political and business relationship of the countries. Furthermore, events affecting Japan or India in general, such as natural disasters, public health issues (COVID-19 pandemic as example), or a local currency devaluation may also have a negative impact on the Company’s business, financial condition and results of operations. In recent years, there have been outbreaks of health epidemics in China and globally, including the outbreak of COVID-19 pandemic. The Company’s results of operations have been and may continue to be adversely and materially affected to the extent COVID-19 or any other epidemic harms the Chinese and global economy in general. Beginning in 2020, the COVID-19 pandemic has resulted in quarantines, travel restrictions, and temporary closure of businesses and facilities in China and worldwide. The extent to which the COVID-19 pandemic impacts the Company’s long-term results depends on future developments which are highly uncertain, unpredictable and beyond our control, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future actions that may be taken in response to these developments.

NOTE 15-RELATED PARTY TRANSACTIONS

Tonghao (Cayman) Limited, or Tonghao Cayman, acquired an additional 9,200,000 (or 2,300,000 after reverse share split) ordinary shares from the Company’s former shareholders and became the largest shareholder of the Company. Tongding Interconnection Information Co., Ltd. (“TDI”) is the parent company of Tonghao Cayman. The Company had sales transactions with TDI in the amount of nil, nil and $13,000 in 2022, 2021 and 2020, respectively.

NOTE 16-SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date of these consolidated financial statements and is not aware of any significant subsequent events that would require recognition or disclosure.

SCHEDULE I

UTSTARCOM HOLDINGS CORP. (UNCONSOLIDATED-PARENT COMPANY BASIS)

REGISTRANT BALANCE SHEETS

(In thousands, except par value)

	December 31,
	2022	2021
	(in thousands)
ASSETS
Investment in subsidiaries	$72,122	$82,696
Total assets	72,122	82,696
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable-intercompany	14,658	14,345
Total current liabilities	14,658	14,345
Total liabilities	14,658	14,345
Shareholders’ equity:
Ordinary shares: $0.015 par value; 62,500 authorized shares; 10,329 and 10,280 shares issued at December 31, 2022 and December 31, 2021, respectively; 9,073 and 9,028 shares outstanding at December 31, 2022 and December 31, 2021, respectively(1)	123	123
Additional paid-in capital	1,267,445	1,266,822
Treasury stock, at cost: 1,256 and 1,252 shares at December 31, 2022 and December 31, 2021, respectively(1)	(12,335)	(12,322)
Accumulated deficit	(1,251,209)	(1,246,207)
Accumulated other comprehensive income	53,440	59,935
Total shareholders’ equity	57,464	68,351
Total liabilities and shareholders’ equity	$72,122	$82,696

(1)
Authorized share capital of the Company was amended by the consolidation of the existing 250,000,000 ordinary shares of US$0.00375 par value each into 62,500,000 ordinary shares of US$0.015 par value each effective from June 28, 2022. The authorized shares, issued shares, outstanding shares, and treasury stock shares for 2021 have been adjusted retroactively to reflect the one-for-four reverse share split.

The accompanying notes are an integral part of these financial statements.

UTSTARCOM HOLDINGS CORP. (UNCONSOLIDATED-PARENT COMPANY BASIS)

CONDENSED INFORMATION AS TO STATEMENTS OF COMPREHENSIVE LOSS OF THE REGISTRANT

(In thousands)

	Years ended December 31,
	2022	2021	2020
	(in thousands)
Sales
Unrelated parties	$—	$—	$—
Related parties	—	—	—
Intercompany	—	—	—
Cost of sales
Unrelated parties	—	—	—
Related parties	—	—	—
Intercompany	—	—	—
Gross profit	—	—	—
Operating expenses:
Selling, general and administrative	862	769	693
Research and development	—	—	—
Total operating expenses	862	769	693
Operating loss	(862)	(769)	(693)
Interest income	—	—	—
Interest expense	—	—	—
Other income, net	—	—	—
Loss before income taxes and equity in loss of affiliated companies	(862)	(769)	(693)
Equity in net loss of affiliated companies	(4,140)	(5,059)	(22,983)
Income tax expense	—	—	—
Net loss	$(5,002)	$(5,828)	$(23,676)
Other comprehensive income (loss), net of tax	$(6,495)	$(3,726)	$1,560
Comprehensive loss	$(11,497)	$(9,554)	$(22,116)

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

The Company is a holding company and does not have any activities. Operating expenses for the Company for the years ended December 31, 2022, 2021 and 2020 consisted mainly of the retaining fee for the Board of Directors, its director and officer insurance expenses and the expenses associated with investor relations. As the Company does not have any cash activity, the recorded expenses were paid on behalf of the Company by UTStarcom, Inc., its subsidiary, and statements of cash flows have been omitted.

SCHEDULE II

UTSTARCOM HOLDINGS CORP.

VALUATION AND QUALIFYING ACCOUNTS AND ALLOWANCE

For the Years Ended December 31, 2022, 2021, and 2020

		Charged
	Balance at	(credited) to	Credited to		Balance at
	beginning of	costs and	other	(Deductions)	end of
Description	the period	expenses	accounts	Adjustments (1)	the period
	(in thousands)
Year ended December 31, 2022
Allowance for credit losses	$6,631	$(3,465)	$—	$(484)	$2,682
Tax valuation allowance	$190,334	$1,394	$(1,530)	$—	$190,198
Year ended December 31, 2021
Allowance for credit losses	$15,982	$(9,158)	$—	$(193)	$6,631
Tax valuation allowance	$189,253	$1,273	$(192)	$—	$190,334
Year ended December 31, 2020
Allowance for credit losses	$6,506	$9,441	$—	$35	$15,982
Tax valuation allowance	$193,788	$4,334	$(8,869)	$—	$189,253

(1)
Represents write-offs of allowance for credit losses and foreign exchange adjustments.