Form 20-F
period 2023-12-31
UTSTARCOM HOLDINGS CORP.
filed 2024-04-29
CIK 1030471

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023.

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

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary Shares, $0.015 par value	UTSI	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

NONE

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report: 9,113,770 ordinary shares, par value US$0.015 per share.

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

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer ,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2023, 2022 and 2021.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at the rate of RMB 7.0999 to $1.00, the noon buying rate on December 29, 2023, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. Key Information-D. Risk Factors-Risks Relating to Conducting Business in China-Fluctuation in the value of the RMB relative to the U.S. dollar could affect our operating results and may have a material adverse effect on your investment.”

This annual report also contains translations of certain Indian Rupee amounts into U.S. dollars at the rate of INR 83.19 to $1.00, the noon buying rate on December 29, 2023, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Indian Rupee or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Indian Rupee, as the case may be, at any particular rate or at all. Fluctuation in the value of the Indian Rupee may have a material adverse effect on your investment. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business-Currency rate fluctuations may adversely affect our cash flow and operating results.”

This annual report also contains translations of certain Japanese Yen amounts into U.S. dollars at the rate of JPY 140.92 to $1.00, the noon buying rate on December 29, 2023, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Japanese Yen or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Japanese Yen, as the case may be, at any particular rate or at all. Fluctuation in the value of the Japanese Yen may have a material adverse effect on your investment. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business-Currency rate fluctuations may adversely affect our cash flow and operating results.”

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

On June 24, 2011, we effected a merger, or the Merger, to reorganize the corporate structure of UTStarcom, Inc., a Delaware corporation incorporated in 1991, and its subsidiaries. The Merger resulted in shares of the common stock of UTStarcom, Inc. being converted into the right to receive an equal number of ordinary shares in our capital, which were issued by us in connection with the Merger. Following the Merger, UTStarcom, Inc. became our wholly owned subsidiary and we became the parent company of UTStarcom, Inc. and its subsidiaries. See “Item 4. Information on the Company-C. Organizational Structure” for a list of our subsidiaries. We, together with our subsidiaries, continue to conduct our business in substantially the same manner as was conducted by UTStarcom, Inc. and its subsidiaries. The transaction was accounted for as a legal re-organization of entities under common control. Accordingly, we have prepared our consolidated financial statements as if the current corporate structure had been in existence throughout all relevant periods. Our consolidated financial statements prior to the Merger reflect the financial position, results of operations and cash flows of UTStarcom, Inc. and its subsidiaries. Our consolidated financial statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 reflect our financial position, results of operations and cash flows.

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

The Holding Foreign Companies Accountable Act (the “HFCAA”)

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the Securities and Exchange Commission, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not currently expect to be identified as a Commission-Identified Issuer under the HFCAA. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Related to Conducting Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.”

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

We reported a net loss of $3.9 million, $5.0 million and $5.8 million for the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023, we had $50.0 million in cash or cash equivalents. Our management considered our current financial status, business operation, market strategy, and product development in the twelve months following the issuance date of this report and believes that we will have sufficient liquidity to finance our anticipated operations, capital expenditure requirements and new business acquisitions and investments, as well as achieve projected cash collections from customers and contain expenses and cash used in operations over that period. However, we may not achieve such operating performance and our management expects to continue to implement our liquidity plans, including reducing operating expenses and improving cash collections and receivable turnover. If we cannot successfully implement our liquidity plans, it may be necessary for us to make significant changes to our business plans and strategy to maintain adequate liquidity. In addition, various other factors may negatively impact our liquidity, such as:

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

We have experienced significant changes in our management and our Board of Directors, or Board, in recent years. In September 2019, two of our directors were replaced resulting from the sale of 9.2 million (or 2.3 million after reverse share split) shares by Shah Capital Opportunity Fund and Mr. Hong Liang Lu (“Selling Shareholders”) to Tonghao (Cayman) Limited. In March 2020, the Chief Executive Officer (“CEO”) took a temporary medical leave of absence, and our Board of Directors appointed an acting CEO. In May 2020, the Vice Present of Finance resigned from the Company, and we then appointed a new Vice President of Global Finance in December 2020. In December 2020, the CEO resigned from the Company and the Board of Directors appointed the acting CEO as the new CEO. In May 2021, the Chairman of the Board was replaced. In June 2021, the CEO vacated the position and the Board of Directors appointed a new CEO. In November 2021, one of our directors was replaced and another director was replaced in January 2022. In September 2022, we appointed Chief Financial Officer (“CFO”), Chief Technology Officer (“CTO”) and Chief Human Resources Officer (“CHO”). In March 2024, one of our independent directors resigned and a new independent director was appointed. Although we have endeavored to implement any director and management transition in a non-disruptive manner, any such transition might impact our business, and give rise to uncertainty among our customers, investors, vendors, employees and others concerning our future direction and performance, which may materially and adversely affect our business, financial condition, results of operations and cash flows, and our ability to execute our business model.

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

Although we have collaborated with Softbank since 2008, Softbank may not continue working with us in the future, whether due to changes in management preferences, business strategy, corporate structure or other factors. Softbank previously was one of our principal shareholders. On January 14, 2014, Softbank sold its entire stake in our Company, consisting of 4,883,875 (or 1,220,969 after reverse share split) ordinary shares. We repurchased 3,883,875 (or 970,969 after reverse share split) ordinary shares, and Shah Capital Opportunity Fund LP, one of our shareholders, purchased 1,000,000 (or 250,000 after reverse share split) ordinary shares, for a price of $2.54 (or $10.16 after reverse share split) per ordinary share. After the consummation of the transaction, Softbank was no longer a related party. Our net sales to Softbank totaled approximately $3.7 million and $4.0 million, respectively, representing approximately 23% and 28%, respectively, of our total net sales in 2023 and 2022. Our net sales to BSNL totaled approximately $5.6 million and $6.2 million, respectively, representing approximately 36% and 44%, respectively, of our total net sales in 2023 and 2022. We anticipate that our dependence on Softbank and BSNL will continue for the foreseeable future.

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

BSNL is UTStarcom’s long-time customer in India. In particular, our Company took on several major projects during the past few years involving the supply of telecom equipment, installation and commissioning, as well as annual maintenance contracts, and accumulated a significant amount of accounts receivable. The process of collecting payments from BSNL is taking longer than we had anticipated. As of December 31, 2023, the gross accounts receivable amount owed by BSNL to the Company was approximately $5.5 million (INR 0.5 billion).

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

UTStarcom and other equipment providers shipped substantial amounts of equipment to BSNL in 2018 to support BSNL’s network expansion. However, BSNL was delinquent in paying its suppliers as its financial condition deteriorated. We collected $11 million, $21 million, $35 million and $23 million in 2019, 2020, 2021 and 2022. Further we collected about $10.0 million and $2.2 million in 2023 and in the first quarter of 2024, respectively. The accounts receivable due from BSNL is approximately $5.5 million as of the year end. As BSNL's operating status has not significantly improved, the timing of future payments is uncertain despite significant collections in 2023. See “Item 5-Operating and Financial Review and Prospect”.

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

Our business is subject to risk from changing foreign exchange rates as a substantial part of our business was conducted in a variety of currencies other than the U.S. dollar. In 2023, a majority of our sales were made in India and denominated in Indian Rupee. The value of INR against the U.S. dollar and other currencies fluctuate and is affected by, among other things, changes in the respective country’s monetary or fiscal policies and political and economic conditions and supply and demand in local markets. Over the past three years, INR fluctuated about 2.0%, 11.1% and 0.6% against the U.S. dollar in 2021, 2022 and 2023 respectively. In addition, significant sales were denominated in Japanese Yen and most of our inventory purchases and operating expenses were denominated in Renminbi. Adverse movements in currency exchange rates may negatively affect our cash flow and operating results. In aggregate, we recorded a net gain of $1.3 million in 2021, a net loss of $0.7 million in 2022 and a net gain of $1.9 million in 2023 respectively. We currently do not use forward and option contracts to hedge against the risk of foreign currency rate fluctuation in the eventual net cash inflows and outflows resulting from foreign currency denominated transactions with customers, suppliers, and non-U.S. subsidiaries. We are limited in our ability to hedge our exposure to rate fluctuations in certain currencies, including the Renminbi and Indian Rupee, primarily due to governmental currency exchange control regulations that restrict currency conversion and remittance. As a result, fluctuations in foreign currencies may have a material impact on our business, results of operations and financial condition.

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

The industry in which we compete is moving towards aggressive assertion, licensing and litigation of patents and other intellectual property rights. From time to time, we have become aware of the possibility or have been notified that we may be infringing certain patents or other intellectual property rights of others. In 2023, we have not received such claim letter. Regardless of their merit, responding to such claims could be time consuming, divert management’s attention and resources and cause us to incur significant expenses. In addition, although some of our supplier contracts provide for indemnification from the supplier with respect to losses or expenses incurred in connection with any infringement claim, certain contracts with our key suppliers do not provide for such protection. Moreover, certain of our sales contracts provide that we must indemnify our customers against claims by third parties for intellectual property rights infringement related to our products. There are no limitations on the maximum potential future payments under these guarantees. Therefore, we may incur substantial costs related to any infringement claim, which may substantially harm our results of operations and financial condition.

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

From time to time, we make financial and/or strategic investments in third party businesses. We cannot be certain that such investments will be successful. In certain instances, we have lost part or all of the value of such investments, resulting in a financial loss and/or the loss of potential strategic opportunities. We recognize an impairment charge on our investment when a decline in the fair value of such investment below the cost basis is judged to be other-than-temporary. In making this determination, we review several factors to determine whether the losses are other-than-temporary, including but not limited to: (i) the length of time the investment was in an unrealized loss position, (ii) the extent to which fair value was less than cost, (iii) the financial condition and near term prospects of the issuer, and (iv) our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value. For the years ended December 31, 2023 and 2022, we recorded impairment charges of nil and nil related to investments, respectively. If we have to write down or write-off our investments, or if potential strategic opportunities do not develop as planned, our financial performance may suffer. Moreover, these investments are often illiquid, such that it may be difficult or impossible for us to monetize such investments.

We could incur asset impairment charges for long-lived assets or long-term investments, which could negatively affect our future operating results and financial condition.

As of December 31, 2023, we had long-lived assets. During 2023 we performed assessments for any possible impairment of long-lived assets and long-term investments for accounting purposes. We review the recoverability of the carrying value of long-lived assets held and used and long-lived assets to be disposed of whenever events or changes in circumstances indicate that the carrying value of the assets or asset groups may not be recoverable. Any such charge may adversely affect our operating results and financial condition.

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

In recent years, there have been outbreaks of health epidemics in China and globally, including the outbreak of COVID-19 pandemic. Our results of operations have been and may continue to be adversely and materially affected to the extent COVID-19 or any other epidemic harms the Chinese and global economy.

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

Since 2004, we have identified a material weakness in our internal control over financial reporting and have concluded that our internal controls over financial reporting were not effective as of December 31, 2023. The requirements of Section 404 of the Sarbanes-Oxley Act are ongoing and also apply to future years. We expect that our internal control over financial reporting will continue to evolve as we continue in our efforts to transform our business. Although we are committed to continue to improve our internal control processes and we will continue to diligently and vigorously review our internal control over financial reporting in order to ensure compliance with the Section 404 requirements, any control system, regardless of how well designed, operated and evaluated, can provide only reasonable, not absolute, assurance that its objectives will be met. In addition, successful remediation of the control deficiencies identified as of December 31, 2023 is dependent on our ability to hire and retain qualified employees and consultants. Therefore, we cannot be certain that in the future additional material weakness or significant deficiencies will not exist or otherwise be discovered. See “Item 15-Controls and Procedures” contained in UTStarcom Holdings Corp.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023”.

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

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), and several supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; and (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application for initial public offering and listing in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted.

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

On July 7, 2022, CAC promulgated Measures for the Security Assessment of Outbound Data Transfers, which became effective on September 1, 2022, and provide that a data processor is required to apply for security assessment for cross-border data transfer in any of the following circumstances: (i) where a data processor provides critical data to offshore entities and individuals; (ii) where a CIIO or a data processor which processes personal information of more than one million individuals provides personal information to offshore entities and individuals; (iii) where a data processor has provided personal information in the aggregate of more than 100,000 individuals or sensitive personal information of more than 10,000 individuals in total to offshore entities and individuals since January 1 of the previous year; or (iv) other circumstances prescribed by the CAC for which declaration for security assessment for cross-board transfer of data is required. We may be required to declare security assessment once we fall under any of the aforementioned circumstances and our business operations may be restricted according to the regulations above mentioned. On March 22, 2024, the CAC published the Provisions on Promoting and Regulating Cross-border Data Transfer. These provisions provide certain exemptions from obligations under the circumstances of cross-border data transfer, including, among others, the obligations for declaring data security assessment, concluding a standard contract for provisions of personal information abroad or passing the certification for personal information protection.

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

Over 2018 and 2019, RMB depreciated almost 5.7% and 1.23% against the U.S. dollar. Over 2020 and 2021, RMB rose almost 6.24% and 2.66% against the U.S. dollar. Over 2022 and 2023, RMB depreciated almost 8.72% and 2.72%. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. It is difficult to predict how market forces or PRC or U.S. government policy may affect the exchange rate between the RMB and the U.S. dollar in the future.

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

Entities affiliated with Tonghao (Cayman) Limited, or Tonghao Cayman, and the Smart Soho International Limited, or Smart Soho, and E-Town International Holding (Hong Kong) Co. Limited, or E-Town beneficially owned approximately 34%, 13%, and 10%, respectively, of our outstanding shares as of March 31, 2024. E-Town also has the right to designate a member of our Board of Directors. As a result, Tonghao, Smart Soho and E-Town have the ability to influence all matters submitted to our shareholders for approval, as well as our management and affairs. Matters that could require shareholder approval include:

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

The SkyFlux CPT platform successfully passed a complex and comprehensive set of tests and was approved for use on 5G mobile network of one of the major mobile operators in China. The Company was actively working in 2023 on the development of new access products in the SkyFlux CPT portfolio to address the growing demand in Chinese market for this type of products. We expect to see initial orders for these new products in 2024. We are working with our customers on the existing network upgrade to SkyFlux CPT technology. Overall, we continuously keep working with our customers and partners on further promotion of this platform.

SkyFlux UAR Disaggregated Network Solution

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

In 2022-2023 UTStarcom continued working with China Unicom Research Institute, a wholly owned subsidiary of China Unicom, one of the major mobile network operators (“MNO”) in China, on the cooperative development and field testing of an open and disaggregated network platform that is primarily intended to be used as a carrier-grade networking platform for the access segment of 5G transport network of China Unicom, which operates as IP RAN transport based on Segment Routing technology. Initial efforts in 2020-2021 were focused on the development of NOS (Network Operating System), which were concluded with a successful IOP (interoperability) testing with several 3rd party vendors, and a field trial on customer’s network in Guangdong Province, China. The NOS was designed to ensure openness and prevent vendor lock-in, supporting a variety of hardware implementations that can be based on certain Broadcom DNX series and Centec switching chips, Intel x86 and ARM CPU, non-redundant pizza-box as well as redundant chassis platforms. Following the completion of NOS v.1.x Phase 2 development announced earlier that covered many new features critical for the intended use case (SR-MPLS, EVPN, extended support of synchronization, OAM, etc.), in 2022 the Company won a new request for proposal (“RFP”) from the customer for further NOS platform development: a v.2.x NOS development that covers such advanced features as SRv6 and the related protocol stack, as well as various NOS platform improvements & enhancements. In 2022 we also expanded the scope of cooperation with the customer to hardware platforms: we won the customer’s RFP for the disaggregated hardware platform development. Following the successful solution lab testing with China Unicom Research Institute that the Company passed earlier in 2023, UT also successfully completed field trials and interoperability tests by the end of 2023.

The Company also continued its collaboration with Guangdong Research Institute of China Telecom Co., Ltd., the professional technology research institution of China Telecom, one of the major telecom network operators in China, on the development of a disaggregated platform for 5G transport network of China Telecom, including the development of a chassis-based modular redundant disaggregated hardware platform based on the Intel x86 CPU and Broadcom DNX-series switch chip, implementation of hardware drivers and APIs, integration of ONIE (Open Network Install Environment) into the platform, and integration of certain UTStarcom software modules into the customer’s NOS. In 2022, as yet another milestone in this collaboration between the companies, UTStarcom won an RFP aimed at expanding the capabilities of the platform, including the development of 3 new line cards for use with the white-box router platform. The Company finalized the development per RFP scope and passed final acceptance. In 2023, UT continued development of hardware platforms to support the vision of China Telecom Research Institute for the next gen 5G transport network. We expect volume orders and field deployment of the related products to start in 2024.

Answering the market requirements for the industry migration from legacy rigid carrier networks towards DC-centric architectures in CSP metro transport networks, the Company in collaboration with Chinese universities engaged into the development project focused on the containerized modular SONiC-based NOS, compatible hardware router platform, along with the related network, service and resource orchestration. The Company finalized the development in 2023, and plans to pass the acceptance in 2024.

As 5G networks rollout gains momentum, carrier-class network solutions optimized for 5G transport applications becomes increasingly important, helping operators to reduce costs, improve control over the telecommunication platforms, and accelerate innovation. We believe we are well-positioned to capitalize on this opportunity, leveraging our expertise in carrier-class solutions design and strong customization design capabilities.

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

The Company also actively works on expanding the scope and reach of our network control, management and intelligence solutions, including support of such advanced features as network and service orchestration, operation automation, resource management and control for the network/compute/storage infrastructure including the support of network virtualization, containerized network resource management, etc. Within the scope of these efforts, the Company in collaboration with Chinese universities engaged into the related product development that involved an Orchestrator, SDN Controller, Container Management & Control System applied to the SONiC-based NOS and UT-developed hardware router platform. The Company finalized the development in 2023, and plans to pass the acceptance in 2024.

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

The Next Generation Packet Transport Network (“NG-PTN”) portfolio offers some important improvements including highly efficient hardware and software architecture, high port density, high speed interfaces up to 100GE, low power consumption and overall capital and operating expense savings. The growing demand for 100GE interface support from operators has been driving NG-PTN sales in recent years, and we continued shipping our 100GE-enabled NG-PTN products in 2021-2022 to meet the demand. This includes orders that we received for the latest NetRing TN704E as well as expansion orders for TN705E, supplied for the 4G/5G network expansion of our customer in Europe. The Company continued working on certain new product developments to better address the needs of the customer for its network expansion. We expect extension orders of our NG-PTN products from our customers in 2024.

The platforms and networks deployed by our customers are in active use and operation. We continue providing support to them, and expect renewal of annual maintenance contracts in 2024.

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

The SyncRing product portfolio includes SyncRing XGM Series outdoor Grand Master XGM30 (PRTC-B class T-GM), a new indoor Grand Master XGM30E released in 2023, and SyncRing XBC Series Boundary Clocks XBC510 (T-BC Class A) and XBC340/XBC341 (T-BC Class B, Power over Ethernet “POE” support), and provides an excellent network clock and time synchronization solution for 4G/5G deployments.

The SyncRing solution has been deployed in the LTE mobile network of one of the largest Mobile network operators (“MNO”) in Japan since 2017 with multiple expansion orders and volume shipments of SyncRing products to our customer in 2019 and 2020. In 2023 we continued providing technical support services to the customer. Following the global launch of 5G technology and start of 5G networks rollout, we expect further orders of the 5G-ready XGM30/XGM30E Grand Masters and XBC340/ XBC341 Boundary Clocks switches. We also pro-actively exploring China market for new customers and related opportunities presented by fast rollout of 5G networks in this market.

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

Our Broadband Core solutions such as IMS (IP Multimedia Subsystem) and SSTP (Signaling Transfer Point) are deployed as a part of operators’ broadband core and enable them to provide a number of services to their end customers, as well as to monetize their broadband network infrastructure. The deployed platforms are in active use by our customers, we received multiple expansion orders for IMS in 2022-2023, and we expect to receive further expansion orders in 2024 to meet operators’ needs for increasing broadband customers’ demands.

We continue providing support and maintenance services to our customers that use our broadband solutions. We also see continued demand for broadband products and opportunities in our existing and new markets globally.

Enterprise Solutions Sales Initiative

In 2023, the Company established a domestic enterprise sales team to focus on market opportunities related to Smart Cities and Digital Construction in China, such as Smart Street Light, Smart Agriculture, etc.. We are actively exploring the market and related opportunities, we have several projects in process that we expect to result in orders in 2024 and beyond.

MARKETS AND CUSTOMERS

The table below describes net sales by geographic region for the fiscal years ended December 31, 2023, 2022 and 2021.

	Years Ended December 31,
		% of net		% of net		% of net
	2023	Sales	2022	Sales	2021	Sales
	(in thousands, except percentages)
Net Sales by Region
China	$2,577	16%	$1,735	12%	$1,858	11%
India	8,268	53%	7,152	51%	8,221	52%
Japan	4,908	31%	5,165	37%	5,842	37%
Total	$15,753	100%	$14,052	100%	$15,921	100%

Our products and services are used primarily in Asia. In 2023, 2022 and 2021, India market represents 53%, 51% and 52% of our net sales, respectively. Japan market represents 31%, 37% and 37% of our net sales in 2023, 2022 and 2021, respectively.

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

A significant portion of our net sales is derived from a Japanese customer, Softbank, which is also one of our former shareholders. In 2023, our net sales to Softbank totaled approximately $3.7 million, representing approximately 23% of our total net sales. In 2022, our net sales to Softbank totaled approximately $4.0 million, representing approximately 28% of our total net sales. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business-We rely on a Japanese customer and an Indian customer for a significant portion of our net sales. Any deterioration of our relationship or any interruption to our ongoing collaboration with this customer may significantly harm our business, financial condition and results of operations.” Another significant portion of our net sales is derived from an India customer, BSNL. In 2023, our net sales to BSNL totaled approximately $5.6 million, representing approximately 36% of our total net sales. In 2022, our net sales to BSNL totaled approximately $6.2 million, representing approximately 44% of our total net sales. In the third quarter of 2019, BSNL delayed payment on a large receivable. We have received partial payment at the end of 2019 and every month in 2020, 2021, 2022, 2023 and Q1 2024. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business.”

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

In the past we have made, and expect to continue to make, significant investments in research and development. For the years ended December 31, 2023, 2022 and 2021 our R&D expenses totaled $5.9 million, $4.8 million, and $6.9 million, respectively.

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

In November 2010, we entered into a lease agreement for our office in Tokyo, Japan. Under the term, we have leased over 500 square meters of gross floor area and we extend the lease period every two years. The current lease agreement has been renewed for another two years in November 2023. In July 2016, we entered into a new lease agreement for our office facilities in Hangzhou, China, and later we expanded the lease area with the same landlord. Under the term of these lease agreements, we have leased 15,925 square meters (approximately 171,417 square feet) of gross floor area, through July 31, 2021. In August 2021, we renewed lease agreement and leased 14,405 square meters (approximately 154,998 square feet) of gross floor area, which extends 5 years to 2026. In December 2022, we reduced the gross floor area to 11,674 square meters (approximately 125,662 square feet) .We believe our facilities are suitable and adequate to meet our current needs.

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

A.
Operating Results

OVERVIEW

We are a global telecom infrastructure provider dedicated to developing technology that will serve the rapidly growing demand for bandwidth from cloud-based services, mobile, streaming and other applications. We work with carriers globally, to meet this demand through a range of innovative broadband packet optical transport and wireless/fixed-line access products and solutions. We focus on delivering innovative carrier-class broadband transport and access products and solutions, optimized for mobile backhaul, metro aggregation, broadband access and Wi-Fi data offloading. Collectively, our range of solutions is designed to expand and modernize telecommunications networks through smooth network system integration, lower operating costs and increased broadband access. We also provide the carriers with increased revenue opportunities by enhancing their subscribers’ user experience. The majority of our business is based in Japan, India, China and other Asian markets.

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

Investments

In October 2004, we invested $3.0 million in Series D preferred convertible stock of GCT Semiconductor, Inc., or GCT, which designs, develops and markets integrated circuit products for the wireless communications industry. This investment represents approximately a 0.2965% interest in GCT. This investment is accounted for using the cost method. We assess the fair value at every year-end. In 2012 and 2016, we recorded $2.1 million and $0.8 million investment impairment, respectively. As of December 31, 2016, the book value of the investment was zero. On March 26, 2024, GCT announced that it became a publicly traded company after completing business combination with Concord Acquisition Corp III and commenced trading on NYSE under ticker symbol "GCTS" starting March 27, 2024. As of the date of this report, the Company holds about 0.16% of its outstanding common shares.

On October 16, 2010, we invested $30.0 million in ITV Media Inc., or (“ITV”), $10.0 million of which was paid by our common shares that we had the repurchase rights and $20.0 million of which was paid by cash. We recorded this transaction as an acquisition because we then owned 75% interests in ITV and had effective control. The transactions closed on November 8, 2010. On April 15, 2012, we then exercised our repurchase right, which trigged deconsolidation of ITV from our consolidated financial statements starting from June 21, 2012 because we lost effective control due to our ownership decreasing from 75% to 49% and we lost one seat on the Board of Directors. Thereafter we recorded this investment using the equity method. From December 3, 2012 to December 31, 2015, we purchased $35.1 million convertible bonds that bear interest at 6.5% per annum with various maturity dates and subsequently all maturity dates were extended to March 31, 2025. In 2013 and 2014, we recorded a total of $9.6 million and $5.3 million, respectively, in losses for the preferred stock investment to reflect our 49% interest in ITV losses. After the preferred shares was reduced to zero, we start to record 100% ITV losses against our convertible bond investment balance until the carrying value of the convertible bond investment balance was reduced to zero. Therefore, in 2014 and 2015, we recorded $3.6 million and $14.0 million, respectively, in losses to reflect 100% of ITV losses. Additionally, at every year-end, we assess the fair value of the ITV, and recorded impairment charges of $9.1 million, $2.4 million and $6.0 million in 2013, 2014 and 2015, respectively. The convertible bond investments balance was reduced to zero as of December 31, 2015.

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

The comparison of 2022 and 2021 financial positions and results of operations and related discussions was in “Item 5—Results of Operations” included in the annual report for the year ended December 31, 2022 on Form 20-F, which was not incorporated in this annual report.

Net Sales

	Years Ended December 31,
		% of		% of
Net Sales by Segment	2023	Net Sales	2022	Net Sales
	(in thousands, except percentages)
Equipment	$4,594	29%	$2,284	16%
Services	11,159	71%	11,768	84%
Total	$15,753	100%	$14,052	100%
Net Sales by Region
China	$2,577	16%	$1,735	12%
India	8,268	53%	7,152	51%
Japan	4,908	31%	5,165	37%
Total	$15,753	100%	$14,052	100%

Fiscal 2023 vs. 2022

Net sales increased by 12.1% to $15.8 million for 2023 as compared to $14.1 million for 2022.

Sales from equipment were $4.6 million for 2023, an increase of $2.3 million compared to $2.3 million for 2022. The increase was primarily due to increased revenue from customers in India.

Sales from services were $11.2 million for 2023, a decrease of $0.6 million compared to $11.8 million during 2022. The decrease was mainly due to the completion of current projects and no new major projects in India.

Cost of Sales

	Years Ended December 31,
		% of		% of
Cost of Sales by Segment	2023	Net Sales	2022	Net Sales
	(in thousands, except percentages)
Equipment	$3,666	80%	$2,902	127%
Services	7,697	69%	8,483	72%
Total	$11,363	72%	$11,385	81%

Cost of sales consists primarily of material and labor costs associated with manufacturing, assembly and testing of products, costs associated with installation and customer training, warranty costs, fees to agents, inventory and contract loss provisions and related overhead. Cost of sales also includes import taxes and tariffs on components and assemblies.

Fiscal 2023 vs. 2022

Cost of sales was $11.4 million, or 72% of net sales for 2023 compared to $11.4 million, or 81% of net sales, for 2022. The cost of sales percentage in 2023 was decreased due to the lower inventory reserves.

Cost of sales from equipment was $3.7 million, or 80% of net equipment sales, for 2023, compared to $2.9 million, or 127% of net equipment sales for 2022.

Cost of sales from services were $7.7 million, or 69% of net sales from services, for 2023, compared to $8.5 million, or 72% of net sales from services for 2022.

Gross Profit (Loss)

	Years Ended December 31,
		Gross Profit		Gross Profit
Gross profit (loss) by Segment	2023	%	2022	%
	(in thousands, except percentages)
Equipment	$928	20%	$(618)	(27)%
Services	3,462	31%	3,285	28%
Total	$4,390	28%	$2,667	19%

Our gross profit has been affected by changes in average selling prices, material costs, product mix, the impact of warranty charges and contract loss provisions, as well as inventory reserves. Inventory reserves was $0.1 million and $0.6 million for 2023 and 2022, respectively. Our gross profit, as a percentage of net sales, varies among our product families. We expect that our overall gross profit, as a percentage of net sales, will fluctuate in the future as a result of shifts in product mix and stages of the product life cycle.

Fiscal 2023 vs. 2022

Gross profit was $4.4 million, or 28% of net sales, for 2023, compared to gross profit of $2.7 million, or 19% of net sales, for 2022.

Sales of equipment had a gross profit of $0.9 million, with a gross profit margin of 20%, for 2023, as compared to a gross loss of $0.6 million, with a negative gross profit margin of 27% for 2022. The improved gross profit was attributed to the lower inventory reserves.

Sales of service earned a gross profit of $3.5 million, or 31% of net sales of services for 2023, compared to a gross profit of $3.3 million, or 28% of net sales of services, for 2022.

Operating Expenses

The following table summarizes our operating expenses:

	Years Ended December 31,
		% of		% of
	2023	Net Sales	2022	Net Sales
	(in thousands, except percentages)
Selling, general and administrative	$5,318	34%	$2,292	16%
Research and development	5,881	37%	4,762	34%
Total operating expenses	$11,199	71%	$7,054	50%

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

SELLING, GENERAL AND ADMINISTRATIVE

Fiscal 2023 vs. 2022

SG&A expenses were $5.3 million for 2023, an increase of 132.0%, or $3.0 million, as compared to $2.3 million for 2022. The increase was mainly attributable to less reversal of allowance for credit loss associated with aged receivables from our India customers, and the one-off lease exemption recorded in 2022 that did not recur in 2023.

Reversals of credit losses were $1.3 million for 2023, a decrease of 62.0%, or $2.2 million, as compared to $3.5 million for 2022.

RESEARCH AND DEVELOPMENT

Fiscal 2023 vs. 2022

R&D expenses were $5.9 million in 2023, an increase of 23.5%, or $1.1 million, compared to $4.8 million in 2022. The increase reflected the Company’s different stages in 5G product development.

STOCK-BASED COMPENSATION EXPENSE

The following table summarizes the stock-based compensation expense in the Company's Consolidated Statements of Comprehensive Loss:

	Years Ended December 31,
	2023	2022	2021
	(in thousands)
Cost of net sales	$28	$97	$87
Selling, general and administrative	151	258	236
Research and development	114	248	181
Total	$293	$603	$504

As of December 31, 2023, there was approximately $0.1 million of total unrecognized compensation cost, as measured, related to unvested stock options and restricted stock and restricted stock units. This cost is expected to be recognized over a weighted-average period of 0.07 years.

Fiscal 2023 vs. 2022

Stock-based compensation expense was $0.3 million in 2023, decreasing 51.4%, or $0.3 million, compared to $0.6 million in 2022. The decrease was primarily due to lower employee participation stock-based compensation in 2023.

OTHER INCOME (EXPENSE)

INTEREST INCOME

Fiscal 2023 vs. 2022

Interest income was $2.2 million and $2.2 million for 2023 and 2022, respectively.

OTHER INCOME (EXPENSE), NET

Fiscal 2023 vs. 2022

Other income, net was $2.0 million for 2023 and primarily consisted of a $1.9 million gain from the appreciation of U.S. dollar against the Japanese Yen.

Other expense, net was $0.7 million for 2022 and primarily consisted of a $0.7 million loss from the depreciation of INR against U.S. dollar which partially offset by the depreciation of Japanese Yen against U.S. dollar.

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

Fiscal 2023 vs. 2022

Income tax expense was $1.3 million in 2023, compared to $2.1 million of income tax expense in 2022. The fluctuation was primarily due to the significant change of income before income taxes in India. Our overall effective tax rate was -49% in 2023, compared to -70% in 2022, primarily due to the fluctuations of income before income taxes between the years.

NET LOSS

As a result of the foregoing, net loss was $3.9 million, $5.0 million and $5.8 million in 2023, 2022 and 2021, respectively.

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

B.
Liquidity and Capital Resources

Contractual Obligations and Other Commercial Commitments

The following table summarizes our significant contractual obligations as of December 31, 2023:

	Payments Due by Period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
	(in thousands)
Outstanding letters of credit	$9,679	$7,117	$576	$1,559	$427
Purchase commitments	—	—	—	—	—
Capital commitments	74	74	—	—	—
Lease liabilities	2,844	1,184	1,660	—	—
Total	$12,597	$8,375	$2,236	$1,559	$427

Letters of credit

We issue standby letters of credit primarily to support international sales activities outside of China and in support of purchase commitments. When we submit a bid for a sale, often the potential customer will require that we issue a bid bond or a standby letter of credit to demonstrate our commitment through the bid process. In addition, we may be required to issue standby letters of credit as guarantees for advance customer payments upon contract signing or performance guarantees. As of December 31, 2023, our outstanding letters of credit approximated $9.7 million. These balances are included in Short-term restricted cash and Long-term restricted cash.

Purchase commitments

We are obligated to purchase raw materials and work-in-process inventory under various orders from various suppliers. If we fail to fulfill the contracts, it will have adverse consequences materials to our operations or financial condition. On December 31, 2023, the Company had outstanding purchase commitments, including agreement that are non-cancelable approximately nil.

Capital commitments

The Company’s capital commitments are related to commitments in connection with its ERP replacement implementation project, total capital commitments contracted but not yet reflected in the financial statements amounted to approximately $0.1 million as of December 31, 2023. All of the commitments are to be fulfilled within one year.

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

Uncertain tax positions

As of December 31, 2023, we had $3.2 million of gross unrecognized tax benefits, of which $0.5 million related to tax benefits that, if recognized, would affect the annual effective tax rate. The remaining $2.7 million gross unrecognized tax benefits, if recognized, would affect certain deferred tax assets and federal tax benefit of state income tax.

The following table sets forth a summary of our cash and cash equivalents and restricted cash as of the dates indicated.

	December 31,	December 31,
	2023	2022	Change
	(in thousands)
Cash and cash equivalents	$49,968	$54,517	$(4,549)
Restricted cash	9,679	12,342	(2,663)
Total	$59,647	$66,859	$(7,212)

The following table sets forth a summary of our cash flows for the periods indicated:

	Years Ended December 31,
	2023	2022
	(in thousands)
Cash provided by (used in) operating activities	$(4,478)	$7,277
Cash used in investing activities	(255)	(250)
Cash provided by financing activities	4	7
Effect of exchange rate changes on cash and cash equivalents	(2,483)	(6,451)
Net increase (decrease) in cash, restricted cash and cash equivalents	$(7,212)	$583

Cash and cash equivalents, consisting primarily of bank deposits and money market funds, are recorded at cost which approximates fair value because of the short-term nature of these instruments. As of December 31, 2023, cash and cash equivalents of approximately $13.6 million, $15.3 million, $4.3 million and $16.5 million were held by our subsidiaries in India, China, Japan and the U.S., respectively.

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

2023 Cash Flows

Net cash used in operating activities during 2023 was $4.5 million. During the year ended December 31, 2023, our operating activities were significantly affected by the following:

•
Net loss of $3.9 million adjusted by non-cash charges items, mainly including $0.2 million of depreciation, $1.2 million of lease amortization, $0.3 million of share-based compensation, $0.3 million on deferred income taxes and $0.1 million of allowance for inventory, partially offset by $1.3 million of recovery of credit losses.
•
Changes in operating assets and liabilities used net cash of $1.4 million. The cash outflow included $0.9 million from prepaid and other assets, $5.0 million from account payable and $0.9 million from other liabilities, partially offset by $4.8 million from account receivable, $0.3 million from inventory and deferred cost, $0.2 million from income tax payable and $0.1 million from customer advances.

Net cash used in investing activities during 2023 was $0.3 million, mainly for cash outflow of $0.3 million for the purchases of property, plant and equipment.

Net cash provided by financing activities during 2023 was immaterial. See Note 5 to our Consolidated Financial Statements included under Part III, Item 18 of this Annual on Form 20-F for additional discussion.

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

Accounts Receivable, Net

Accounts receivable decreased by $3.5 million to $8.4 million as of December 31, 2023 from $11.9 million as of December 31, 2022. As of December 31, 2023, our allowance for credit losses was $1.3 million on gross receivable of $9.7 million. The significant decrease in accounts receivable and related allowance for credit losses was due to collections from India in 2023. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business.”

Inventories and Deferred Costs

The following table summarizes our inventories and deferred costs:

	December 31,	December 31,	Increase/
	2023	2022	(Decrease)
	(in thousands)
Inventories:
Raw materials	$124	$55	$69
Work in process	85	14	71
Finished goods	586	1,200	(614)
Total Inventories	$795	$1,269	$(474)
Deferred costs	$91	$53	$38

Inventories consist of product held at our manufacturing facility and warehouses, as well as finished goods at customer sites for which the customer has taken possession, but based on specific contractual terms, title has not yet passed to the customer. Finished goods at customer sites were nil and approximately $0.1 million as of December 31, 2023 and 2022 respectively.

There were no significant inventory write-offs in 2023, 2022 and 2021.

The deferred cost balance is the unamortized cost of post-contract customer support over a period of time of certain legacy contracts and we amortize the deferred revenue and related costs of goods sold over the post-contract support period.

LIQUIDITY

We recorded net loss of $3.9 million and an operating loss of $6.8 million for the year ended December 31, 2023. We recorded net loss of $5.0 million and operating loss of $4.4 million for the year ended December 31, 2022. Our accumulated deficit increased from $1,251.2 million as of December 31, 2022 to $1,255.1 million as of December 31, 2023.

Net cash used in operating activities were $4.5 million in 2023 and provided by operating activities were $7.3 million in 2022 respectively. As of December 31, 2023, we had cash and cash equivalents of $50.0 million, of which $15.3 million was held by our subsidiaries in China. The amount of cash available for transfer from the PRC subsidiaries for use by our non-PRC subsidiaries is limited both by the liquidity needs of the subsidiaries in China and by PRC-government mandated limitations including currency exchange controls on transfers of funds outside of China.

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

We have utilized and will continue to utilize the products and services of third parties to enhance our platform of technologies and services to provide competitive and diverse IP-based network solutions to our users. In addition, we plan to continue to expand our technologies, products and services through products and services developed internally. We will seek to continually improve and enhance our existing services to respond to rapidly evolving competitive and technological conditions. For the years ended December 31, 2023, 2022 and 2021 we spent $5.9 million, $4.8 million, and $6.9 million, respectively, on R&D activities. R&D expenses are expensed as incurred.

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

As of and during the year ended December 31, 2023, we had no off-balance sheet arrangements.

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

Name	Age	Position
Hua Li	40	Chief Executive Officer and Board Director
Danjun (Dan) Xie	52	Chief Financial Officer
Lingrong Lu	51	Chief Technology Officer
Yinghua (Ellen) Chen	53	Chief Human Resources Officer
Ning Shan	60	Chairman of Board of Directors
Sean Shao	67	Independent Director
Hao Zheng	38	Independent Director
Yong Wang	55	Independent Director
Jintong Lin	78	Former Independent Director, resigned on March 21, 2024

Biographical Information

Mr. Hua Li joined the Company as Chief Executive Officer on 16th June, 2021, and assumed the role of a Director of the Board of Directors on January 1, 2022. Mr. Li brings nearly eight years of business and management experience. He previously served as the General Manager of Hangzhou Yi Yi Tai Di Information Technology Co., Ltd. Prior to that, Mr. Li served as the Deputy General Manager of Jiangsu Tongding Broadband Co., Ltd. Before that, he served as Beijing office director of Jiangsu Tongding Optoelectronic Co., Ltd. He was awarded the senior engineer qualification by Zhejiang Software Industry Association in 2021. Mr. Li obtained his undergraduate diploma from Nanjing University of Technology through Online education in 2021.

Mr. Dan Xie has served as the Chief Financial Officer of UTStarcom since September 2022, and previously served as Vice President of Global Finance of the Company since December, 2020. Dan has held various management positions in UTStarcom’s Department of Finance since joining UTStarcom in April 2012, including Treasury, Tax, Technical Accounting, Internal Audit and Compliance. Dan has over ten years of experience in Corporate Finance and Public Practice, as well as nine years of experience in IT fields. Before joining UTStarcom, Mr.Xie worked as an auditor at Levi, Yetnikoff Chartered Accountants. Earlier in his career Dan worked as IT manager in Guosen Securities Company and Pingan Securities. Mr. Xie is a Chartered Professional Accountant, Chartered Accountant (CPA, CA) of Canada. Mr. Xie received a Graduate Diploma in Public Accountancy from McGill University's Desautels Faculty of Management in 2008, a Master of Engineering degree in System Engineering from Huazhong University of Science and Technology in 1996, and a Bachelor of Engineering degree in Automatic Control from Xi'an Jiaotong University in 1993.

Dr. Lingrong Lu has served as UTStarcom’s Chief Technology Officer since September 2022. Lingrong Lu has more than twenty years of telecommunication industry experience. Since joining UTStarcom in 2002, she has held various management roles in R&D and product management in ONS, NGN and IPTV product lines; and she rejoined the Company in September 2016. She is now managing Research & Development Department, Product Management Department and Corporate IT. Prior to her appointment as the Company’s CTO, she served as Vice President of R&D since June, 2018. In her earlier experience from 1999 to 2002, she worked for Lucent Technologies (acquired by Nokia) in its Singapore CDMA GTS and Shenzhen ONS R&D Center. Lingrong graduated from Zhejiang University in 1993 with Bachelor of Engineering, major in Electrical Engineering; and received Doctor’s Degree from same university in 2014.

Ms. Ellen Chen has served as Chief Human Resources Officer at UTStarcom since September 2022. Previously, she served as Vice President of Global HR and Administration of the Company since January 2015. Ellen has more than twenty years of management experience in HR and Administration. Since joining UTStarcom in 2005, she took various HR and Administration management roles, including the functions of HRBP, Compensation & Benefit, Recruitment and People Development, etc. Before joining UTStarcom, Ellen served as Director of HRA at Zhong Li Telecommunication & Technology Group, and held various management positions at Jiale Software and Swiss Band Automatic System Engineering Co., Ltd., where she managed functions related to HR, Administration, IT, Marketing, and Finance. Ellen received a Bachelor degree in Mechanical Engineering from Shanghai University in 1993, and holds qualification certifications of Human Resources Professional (HRP) and Engineer.

Mr. Ning Shan has served as our chairman of the board since May 2021. Mr. Shan brings more than 30 years of experience in Telecommunication and Engineering Industries. He has held senior management positions in various entities, including Beijing Design Institute of Ministry of Post and Telecommunication, Design Institute of CMCC Group, Datang Telecom Technology Industry Group. Before joining UTStarcom, he served as Vice Chairman of Hangzhou Yi Yi Tai Di Information Technology Co., Ltd. Mr. Shan

received a bachelor’s degree in Telecommunications Engineering from Changchun College of Telecommunication (Jilin University) in 1984. He received an MBA degree in Information Communication Management from Norwegian BI and Fudan University in 2004 and received an EMBA degree from HEC Paris in 2007.

Mr. Sean Shao has served as an independent director and chairman of the audit committee of UTStarcom Holdings Corp. since October 2012 and the chairman of the compensation committee of UTStarcom Holdings Corp. since September 2019. He also serves as an independent director and chairman of the audit committee of 21Vianet Group, Inc. since August 2015, and an independent director and chairman of the compensation committee of Luckin Coffee Inc. since September 2020 and as independent director and chairman of the audit committee from May 2019 to July 2020, respectively. He served as the chief financial officer and a Board member of Trina Solar Limited from 2006 to 2008 and from 2015 to 2017, respectively. In addition, Mr. Shao served from 2004 to 2006 as the chief financial officer of ChinaEdu Corporation and of Watchdata Technologies Ltd. Prior to that, Mr. Shao worked at Deloitte Touche Tohmatsu CPA Ltd. for approximately a decade. Mr. Shao received his master’s degree in health care administration from the University of California at Los Angeles in 1988 and his bachelor’s degree in art from East China Normal University in 1982. Mr. Shao is a member of the American Institute of Certified Public Accountants.

Mr. Hao Zheng has served as an independent director of the Company since November 2021. Mr. Zheng has acquired a Master Degree in Project Management and Double Bachelor Degree in Business Administration & Polymer Materials and Engineering from Beijing Institute of Technology. Since November 2020, he has been the head of the asset management department of Beijing E-town International Investment Development Co., Ltd. (“BEIID”). Before that, he took various positions at the management committee of Beijing Economic-Technological Development Area.

Dr. Yong Wang has served as an independent director of the Company since March 2024. Dr. Wang is currently a professor at the School of Civil, Commercial and Economic Law of China University of Political Science and Law. He is the vice president of the China Commercial Law Research Association and one of the founders of Beijing Hongfan Jiuzhou Consulting Co., Ltd. He has also served as an independent director of Tongding Interconnection Information Co., Ltd. since November 2023, and an independent director of Beijing Capital Eco-Environment Protection Group Co., Ltd. since January 2024. In addition, Dr. Wang has served as the chairman of the board of supervisors of SPD Silicon Valley Bank Co., Ltd. since March 2023, and an independent director of Huaneng Guicheng Trust Co., Ltd. Dr. Wang has been teaching at China University of Political Science and Law since 1999. Mr. Wang earned a bachelor degree in Education from China Youth University of Political Studies in 1990, a master degree in Economic Law from Nanjing University in 1996, and a doctorate degree in Civil and Commercial Law from China University of Political Science and Law in 1999.

Dr. Jintong Lin resigned from UTStarcom Holdings Corp.’s board of Directors on Mar 21, 2024, which he had held since September 2019. He also served as an independent director of Huacan Opto-electronic Co., Ltd. Since 2020. Additionally, Dr. Lin is currently a consulting professor at Beijing University of Posts and Telecommunications (BUPT). From 1993 through 2011, he served in a variety of positions at BUPT, including Professor, Vice-President and President. From 1990 to 1993, Dr. Lin was a researcher at King's College London. Before that, he was a visiting scholar and doctoral student at University of Southampton. Dr. Lin earned a bachelor degree in Physics from Peking University in 1969, a master degree in Optical Communication from BUPT in 1981 as well as a doctorate degree in Optoelectronics from University of Southampton in the United Kingdom.

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

B. Compensation

Compensation of Directors and Executive Officers

In 2023, we paid an aggregate of $485,650 in cash compensation and granted 30,078 restricted shares under our 2017 Plan to our directors and executive officers. In 2022, we paid an aggregate of $441,116 in cash compensation and granted 28,716 restricted shares under our 2017 Plan to our directors and executive officers.

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

As of December 31, 2023, 356,600 shares underlying options and restricted stock awards and units were outstanding.

The following table summarizes significant ranges of outstanding and exercisable stock options as of December 31, 2023:

			Weighted
		Number of shares	Average	Weighted	Number of shares	Weighted
Range of		Outstanding	Remaining	Average	Exercisable	Average
Exercise Prices		as of 12/31/2023	Contractual Term	Exercise Price	as of 12/31/2023	Exercise Price
$4.28	$4.28	194,777	4.92	$4.28	194,777	$4.28
$4.56	$4.56	127,019	3.92	$4.56	127,019	$4.56

As of December 31, 2023, we had total unvested restricted stock awards of 34,804 shares, with a weighted average grant date fair value of $3.28.

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

Audit Committee

Our Audit Committee consists of Sean Shao, Yong Wang and Hao Zheng, each of whom meets the independence standards of NASDAQ and the SEC. Sean Shao is the Chairman of our Audit Committee. Members of our Audit Committee meet the criteria for “independence” set forth in rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended, and the listing standards of the NASDAQ Stock Market; have not participated in the preparation of the consolidated financial statements of UTStarcom or any of its current subsidiaries at any time during the past three years; and are able to read and understand fundamental financial statements, including a company’s balance sheets, statements of comprehensive income, statements of changes in shareholders’ equity and statements of cash flow. Mr. Shao has been determined by the Board of Directors to qualify as an “audit committee financial expert” under applicable SEC and NASDAQ rules. The Audit Committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The Audit Committee, among other duties and responsibilities:

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

Compensation Committee

Our Compensation Committee consists of Sean Shao, Hao Zheng and Yong Wang. Sean Shao is the Chairman of our Compensation Committee. The Compensation Committee, among other duties and responsibilities:

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

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee consists of Yong Wang, Hao Zheng and Sean Shao, each of whom meets the independence standards of NASDAQ and the SEC. Yong Wang is the Chairman of our Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee’s responsibilities include the selection of director nominees for the Board and the development and annual review of our governance principles. The Nominating and Corporate Governance Committee, among other duties and responsibilities:

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

Board Diversity

Board Diversity Matrix
Country of Principal Executive Offices:		People’s Republic of China
Foreign Private Issuer		Yes
Disclosure Prohibited Under Home Country Law		No
Total Number of Directors		5

	As of April 28,2023					As of April 26,2024
Total number of directors			5					5
					Did Not					Did Not
				Non-	Disclose				Non-	Disclose
	Female	Male		Binary	Gender	Female	Male		Binary	Gender
Part I: Gender Identity
Directors	N/A	5		N/A	N/A	N/A	5		N/A	N/A
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction		1					1
LGBTQ+		0					0
Did Not Disclose Demographic Background		0					0

D. Employees

As of December 31, 2023, we had approximately 234 full-time employees worldwide. From time to time, we also employ part-time employees and hire contractors. Our employees are not represented by any collective bargaining agreement and we have never experienced a work stoppage. We believe that we have good employee relationships. We have not experienced significant change in the number of employees in fiscal year 2023.

The following table sets forth information regarding our staff as of December 31, 2023:

Manufacturing and supply chain	74
Research and development	80
Marketing, sales and support	45
Administration and other support	35
Total	234

E. Share Ownership

The following table sets forth certain information with respect to beneficial ownership of our ordinary shares as of March 31, 2024 by:

•
Each current director;
•
Each current executive officer;
•
All of our current directors and executive officers as a group; and
•
Each person who is known to us to beneficially own more than 5% of our ordinary shares.

The percentage of shares beneficially owned and votes held by each listed person is based upon 9,435,566 ordinary shares outstanding as of March 31, 2024 together with options that are exercisable within 60 days from March 31, 2024 and shares issuable upon vesting of restricted shares within 60 days from March 31, 2024 for each shareholder. Beneficial ownership is determined in accordance with the rules of the SEC.

	Shares	Percent of
	Beneficially	Total
Name and Address of Beneficial Owner(1)	Owned (2)(5)	Outstanding (2)
Directors and Executive Officers
Hua Li	*	*
Danjun (Dan) Xie	*	*
Lingrong Lu	*	*
Yinghua (Ellen) Chen	*	*
Ning Shan	*	*
Sean Shao	*	*
Jintong Lin(resigned on March 21, 2024)	*	*
Yong Wang	*	*
Hao Zheng	*	*
All current directors and executive officers as a group	105,818	1.12%
Principal Shareholders
Tonghao (Cayman) Limited	3,175,000	33.65%
The Smart Soho International Limited(3)	1,250,000	13.25%
E-Town International Holding (Hong Kong) Co. Limited(4)	946,970	10.04%
Talent Transmission, Ltd.(3)	679,690	7.20%

* Less than 1%

(1)
Unless otherwise indicated, the address for all beneficial owners is c/o 4th Floor, South Wing, 368 Liuhe Road, Binjiang District, Hangzhou, P.R. China.
(2)
The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of March 31, 2024. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. Shares subject to options which are exercisable within 60 days of March 31, 2024 and shares underlying restricted share units that will vest within 60 days of March 31, 2024 are deemed to be outstanding and to be beneficially owned by the person holding such options or restricted share units for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person.
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

None of the shareholders known by us to beneficially own 5% or more of our outstanding shares as of March 31, 2024 have voting rights that are different from the voting rights of our other shareholders.

To our knowledge, except as disclosed above, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal person or persons, severally or jointly.

To our knowledge, there are no arrangements the operation of which may at a subsequent date result in us undergoing a change in control.

As of March 31, 2024, our directors and executive officers held options to purchase an aggregate of 30,999 ordinary shares under our existing equity incentive plans. The per share exercise prices of these options held by our directors and executive officers were $4.28, $4.56, respectively. And the expiration dates of such options are on November 30, 2027 and November 30, 2028, respectively. In addition, as of March 31, 2024, our directors and executive officers held 71,144 restricted shares, and 3,675 restricted share units issuable upon vesting.

F. Disclosure of A Registrant’s Action to Recover Erroneously Awarded Compensation

Not Applicable.

ITEM 7-MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.
Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees-E. Share Ownership.”

B.
Related Party Transactions

The Company had no related party transactions during the years ended December 31, 2023, 2022 and 2021.

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

	High	Low
Annual highs and lows
2019	$16.44	$9.72
2020	$11.80	$3.28
2021	$9.36	$3.00
2022	$5.00	$2.44
2023	$5.03	$3.10
Quarterly highs and lows
Second Quarter 2022	$3.90	$2.44
Third Quarter 2022	$4.16	$3.05
Fourth Quarter 2022	$5.00	$3.46
First Quarter 2023	$5.03	$3.48
Second Quarter 2023	$4.40	$3.25
Third Quarter 2023	$4.15	$3.10
Fourth Quarter 2023	$3.79	$3.12
First Quarter 2024	$3.43	$2.50
Monthly highs and lows
September 2023	$3.76	$3.27
October 2023	$3.79	$3.12
November 2023	$3.74	$3.19
December 2023	$3.62	$3.22
January 2024	$3.43	$2.54
February 2024	$3.30	$2.50
March 2024	$3.00	$2.58

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

As of the close of business on March 31, 2024, UTStarcom had 9,113,770 ordinary shares issued and outstanding and no preference shares outstanding.

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

People’s Republic of China Taxation

The China Corporate Income Tax Law (“EIT Law”) became effective as of January 1, 2008 and revised in 2007, 2017 and 2018, respectively, and its implementation regulations (Implementing Regulations for the EIT Law) become effective as of January 1, 2008 and revised in 2019. The EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% corporate income tax rate as to their worldwide income. Under the Implementation Regulations for the EIT Law issued by the PRC State Council, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. In April 2009, the SAT released Circular 82. Under Circular 82, a foreign enterprise “controlled by a PRC enterprise or a PRC enterprise group” will be considered as a resident enterprise if all of the following conditions are satisfied: (i) the senior management personnel responsible for its daily operations and the place where the senior management departments discharge their responsibilities are located primarily in the PRC; (ii) its finance and human resources related decisions are made by or are subject to the approval of institutions or personnel located in the PRC; (iii) its major assets, books and records, company seals and minutes of its Board of Directors and shareholder meetings are located or kept in the PRC; and (iv) senior management personnel or 50% or more of the members of its Board of Directors with voting power of the enterprise reside in the PRC.
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

We maintain an investment portfolio of various holdings, types and maturities. We do not use derivative financial instruments. We place our cash investments in instruments that meet high credit quality standards, as specified in our investment policy guidelines. Our policy is to limit the risk of principal loss and to ensure the safety of invested funds by generally attempting to limit market risk. Our cash and cash equivalents are not subject to significant interest rate risk due to the short maturities of these instruments. As of December 31, 2023, the carrying value of our cash and cash equivalents approximated fair value. As of December 31, 2023 approximately $13.6 million, $15.3 million, $4.3 million and $16.4 million were held by subsidiaries in India, China, Japan and US.

The table below represents carrying amounts and related weighted-average interest rates of our investment portfolio at December 31, 2023 and 2022:

	December 31,
	2023	2022
	(in thousands)
Cash and cash equivalents	$49,968	$54,517
Average interest rate	3.75%	3.16%
Restricted cash short-term	$7,117	$9,862
Average interest rate	2.17%	3.40%
Short-term investments	$490	$138
Average interest rate	—%	—%
Restricted cash long-term	$2,562	$2,480
Average interest rate	4.00%	4.00%
Total investment securities	$60,137	$66,997
Average interest rate	3.54%	3.22%

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

In 2023, the majority of our foreign-currency denominated sales have been made in Japan, denominated in Japanese yen. The balance of our cash and cash equivalents held in Japanese Yen was $3.7 million at December 31, 2023. Historically, the exchange rate between Japanese Yen and U.S. dollar has been volatile. Additionally, the majority of our expenses are denominated in RMB. Due to China’s currency exchange control regulations, we are limited in our ability to convert and repatriate RMB, as well as in our ability to engage in foreign currency hedging activities in China. The balance of our cash and cash equivalents held in RMB was $1.4 million at December 31, 2023. We also made significant sales in Indian rupees in 2023, 2022 and 2021.

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

ITEM 15-CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our CEO and CFO, has performed an evaluation of the effectiveness of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act as of the end of the period covered by this report. Based upon that evaluation, our management has concluded that, as of December 31, 2023, our disclosure controls and procedures were ineffective because of the material weakness described below under “Management’s Annual Report on Internal Control over Financial Reporting.” We continue to undertake remedial steps to address the material weaknesses in our disclosure controls and procedures as set forth below under “Management’s Plan for Remediation of Material Weaknesses.”

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

As required by Section 404 of the Sarbanes Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management, including our CEO and CFO, assessed the effectiveness of internal control over financial reporting as of December 31, 2023 using the criteria set forth in the report “Internal Control-Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. As a result of management’s evaluation of our internal control over financial reporting, the following material weakness in our internal control over financial reporting was identified as of December 31, 2023.

(i)
The Company did not have sufficient resources with an appropriate level of knowledge and experience in U.S. GAAP to properly account for complex accounting issues under U.S. GAAP. Complex issues such as investment accounting, impairment assessment and loss contract reserve may not be accounted for properly in the future.

The material weakness described above may result in misstatement of the Company’s consolidated financial statements that would result in a material misstatement to the Company’s quarterly or annual consolidated financial statements that would not be prevented or detected. As a result of the material weakness, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2023.

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

ITEM 16C-PRINCIPAL ACCOUNTANT FEES AND SERVICES

Disclosure of Fees Charged by Independent Accountants

The aggregate fees billed for professional accounting services by Grant Thornton Zhitong Certified Public Accountants LLP and its affiliates for the fiscal year ended December 31, 2023 and 2022 are as follows:

	Years Ended
	December 31,
	2023	2022
	(in thousands)
Audit fees(1)	$462	$450
Audit-related fees(2)	—	—
Tax fees(3)	2	4
Total	$464	$454

(1)
Audit fees are fees for professional services rendered for the audit of our consolidated financial statements, for review of interim consolidated financial information included in quarterly reports or earnings releases, and for services that are normally provided by Grant Thornton Zhitong Certified Public Accountants LLP and its affiliates in connection with statutory and regulatory filings or engagements in 2023 and 2022.
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

ITEM 16D-EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E-PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On November 12, 2014, our Board of Directors approved a share repurchase program of up to $40 million of our outstanding shares over the next 24 months, and subsequently extended to November 2018 approved by our Board of Directors. On November 4, 2018, our Board of Directors approved for extension of the repurchase plan to November 2019. In September 2019, the Board has approved to extend two additional years. In September 2021, the Company's Board of Directors approved to extend this program to March 2022. In March 2022, the Board approved an extension for this program to the end of March 2023. In March 2023, the Board has approved to extend one additional year. In March 2024, the Board of Directors approved a one-year extension for this program. During the repurchase program period, we will maintain flexibility to turn the program to an accelerated repurchase program and/or a cash tender offer, and we are not obligated to make repurchases at any specific time or situation. Our Board of Directors will review the share repurchase program periodically and may authorize adjustment of its terms and size accordingly. We plan to fund any share repurchases made under this program from our available cash balance. Purchases under the program are as follows:

			Total number of	Maximum
			shares (or units)	approximate dollar
	Total Number of		purchased as part of	value that may yet
	shares (or Units)	Average price paid	publicly announced	be purchased under
Period	purchased	per share (or unit)	plans or programs	the Plans
December 2014	41,605	$10.52	41,605	$39,561,613
January 2015	51,818	$11.60	93,423	$38,960,627
February 2015	47,921	$11.00	141,345	$38,434,451
March 2015	37,510	$10.72	178,854	$38,032,006
April 2015	35,674	$10.60	214,528	$37,654,473
May 2015	6,861	$8.68	221,389	$37,594,886
June 2015	82,176	$8.04	303,565	$36,935,426
July 2015	39,080	$7.64	342,645	$36,636,344
August 2015	36,494	$7.80	379,138	$36,352,399
September 2015	25,825	$8.08	404,963	$36,143,984
October 2015	13,875	$8.88	418,838	$36,020,775
November 2015	5,343	$8.80	424,181	$35,973,850
December 2015	8,250	$8.80	432,431	$35,901,220
January 2016	41,348	$8.80	473,779	$35,538,178
February 2016	20,165	$8.48	493,944	$35,367,443
March 2016	44,097	$8.04	538,040	$35,012,890
April 2016	126,398	$7.20	664,439	$34,102,109
May 2016	97,662	$8.08	762,101	$33,313,145
June 2016	36,636	$7.96	798,986	$33,021,480
July 2016	19,053	$7.72	817,789	$32,874,525
August 2016	59,776	$8.20	877,565	$32,384,860
September 2016	9,125	$8.64	886,690	$32,306,056
October 2016	—	—	886,690	$32,306,056
November 2016	28,050	$7.92	914,740	$32,083,499
December 2016	31,355	$7.92	946,095	$31,835,274
January 2017	3,095	$7.96	949,190	$31,810,649
February 2017	—	—	949,190	$31,810,649
March 2017	15,090	$7.56	964,279	$31,696,485
April 2017	—	—	964,279	$31,696,485
May 2017	—	—	964,279	$31,696,485
June 2017	—	—	964,279	$31,696,485
July 2017	—	—	964,279	$31,696,485
August 2017	—	—	964,279	$31,696,485
September 2017	—	—	964,279	$31,696,485
October 2017	—	—	964,279	$31,696,485
November 2017	—	—	964,279	$31,696,485
December 2017	—	—	964,279	$31,696,485
January 2018	—	—	964,279	$31,696,485
February 2018	—	—	964,279	$31,696,485
March 2018	—	—	964,279	$31,696,485
April 2018	19,235	$19.64	983,514	$31,318,604
May 2018	16,665	$19.60	1,000,179	$30,992,244
June 2018	24,936	$17.24	1,025,115	$30,561,925
July 2018	19,415	$15.92	1,044,530	$30,252,886
August 2018	22,941	$14.92	1,067,471	$29,910,383
September 2018	15,201	$15.32	1,082,671	$29,677,303
October 2018	18,598	$15.60	1,101,269	$29,387,290
November 2018	—	—	1,101,269	$29,387,290
December 2018	18,952	$11.40	1,120,221	$29,171,485
January 2019	15,236	$12.56	1,135,456	$28,980,292
February 2019	1,219	$13.84	1,136,675	$28,963,424
March 2019	—	—	1,136,675	$28,963,424
April 2019	14,193	$13.58	1,150,868	$28,770,717
May 2019	19,355	$13.13	1,170,223	$28,516,626
June 2019	15,615	$12.52	1,185,838	$28,321,171
July 2019	7,140	$12.39	1,192,978	$28,232,705
August 2019	9,457	$11.68	1,202,435	$28,232,702
September 2019	—	—	1,202,435	$28,232,702
October 2019	—	—	1,202,435	$28,232,702
November 2019	—	—	1,202,435	$28,232,702
December 2019	—	—	1,202,435	$28,232,702
January 2020	175	$11.12	1,202,610	$28,230,756
February 2020	4,457	$10.59	1,207,066	$28,183,547
March 2020	6,292	$9.50	1,213,358	$28,123,762
April 2020	1,725	$6.82	1,215,083	$28,111,993
May 2020	504	$7.10	1,215,587	$28,108,414
June 2020	4,708	$7.04	1,220,295	$28,075,271
July 2020	20,202	$6.85	1,240,497	$27,936,878
August 2020	11,770	$6.64	1,252,267	$27,858,745

September 2020	—	—	1,252,267	$27,858,745
October 2020	—	—	1,252,267	$27,858,745
November 2020	—	—	1,252,267	$27,858,745
December 2020	—	—	1,252,267	$27,858,745
January 2021	—	—	1,252,267	$27,858,745
February 2021	—	—	1,252,267	$27,858,745
March 2021	—	—	1,252,267	$27,858,745
April 2021	—	—	1,252,267	$27,858,745
May 2021	—	—	1,252,267	$27,858,745
June 2021	—	—	1,252,267	$27,858,745
July 2021	—	—	1,252,267	$27,858,745
August 2021	—	—	1,252,267	$27,858,745
September 2021	—	—	1,252,267	$27,858,745
October 2021	—	—	1,252,267	$27,858,745
November 2021	—	—	1,252,267	$27,858,745
December 2021	—	—	1,252,267	$27,858,745
January 2022	3,925	$3.20	1,256,192	$27,846,200
February 2022	—	—	1,256,192	$27,846,200
March 2022	—	—	1,256,192	$27,846,200
April 2022	—	—	1,256,192	$27,846,200
May 2022	—	—	1,256,192	$27,846,200
June 2022	—	—	1,256,192	$27,846,200
July 2022	—	—	1,256,192	$27,846,200
August 2022	—	—	1,256,192	$27,846,200
September 2022	—	—	1,256,192	$27,846,200
October 2022	—	—	1,256,192	$27,846,200
November 2022	—	—	1,256,192	$27,846,200
December 2022	—	—	1,256,192	$27,846,200
January 2023	—	—	1,256,192	$27,846,200
February 2023	—	—	1,256,192	$27,846,200
March 2023	—	—	1,256,192	$27,846,200
April 2023	—	—	1,256,192	$27,846,200
May 2023	—	—	1,256,192	$27,846,200
June 2023	—	—	1,256,192	$27,846,200
July 2023	—	—	1,256,192	$27,846,200
August 2023	—	—	1,256,192	$27,846,200
September 2023	—	—	1,256,192	$27,846,200
October 2023	—	—	1,256,192	$27,846,200
November 2023	—	—	1,256,192	$27,846,200
December 2023	—	—	1,256,192	$27,846,200
January 2024	—	—	1,256,192	$27,846,200
February 2024	—	—	1,256,192	$27,846,200
March 2024	—	—	1,256,192	$27,846,200

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

NASDAQ Marketplace Rule 5620(a) requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year end. However, NASDAQ Marketplace Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement. We follow home country practice with respect to annual meetings and did not hold an annual shareholder meeting in 2023. Our Cayman Islands counsel has provided a letter to NASDAQ certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

ITEM 16H-MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16I-Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not Applicable.

ITEM 16J-INSIDER TRADING POLICIES

We have an Insider Trading Policy. The version currently in effect was amended and adopted on April 25, 2014.

ITEM 16K-CYBERSECURITY

Risk Management and Strategy

We have implemented cybersecurity risk assessment procedures to ensure effectiveness in cybersecurity management, strategy and governance and reporting cybersecurity risks. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

We have adopted a proactive approach to risk management by implementing robust cybersecurity measures. With the deployment of an information security system, including network, host, and application security, and incorporating systematic security capabilities for threat defense, monitoring, analysis, response, deception, and countermeasures, we aim to mitigate potential cyber threats and unauthorized access to our systems and networks. However, it's essential to acknowledge that despite these efforts, risks may persist. To address this, we continually evaluate our cybersecurity strategy, identifying gaps and implementing additional controls where necessary. Our risk management framework emphasizes regular assessments, incident response planning, and employee training to enhance our resilience against evolving cyber threats. By maintaining a vigilant stance and investing in cybersecurity best practices, we strive to safeguard our operations and protect the interests of our stakeholders.

We do not currently engage any assessors, consultants, auditors or other third parties in connection with the processes for assessing, identifying, and managing material risks from cybersecurity threats. As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our board of directors is responsible for overseeing the Company’s cybersecurity risk management and being informed on risks from cybersecurity threats. The board shall review, approve and maintain oversight of the disclosure (i) on Form 6-K for material cybersecurity incidents (if any) and (ii) related to cybersecurity matters in the periodic reports (including annual report on Form 20-F) of the Company.

In addition, our management, in consulting with our IT experts, oversees and manages cybersecurity related matters and formulates policies as necessary. Our management reports to our board regarding its assessment, identification and management on material risks from cybersecurity threats happened in the ordinary course of our business operations. If a cybersecurity incident occurs, our management will promptly organize relevant personnel for internal assessment and seek the opinions of external experts and legal advisors if necessary. If it is determined that the incident could potentially be a material cybersecurity event, our management will promptly report the investigation and assessment results to our board and our board will decide on the relevant response measures and whether any disclosure is necessary. If such disclosure is determined to be necessary, our management shall promptly prepare disclosure material for review and approval by our board before it is disseminated to the public.

PART III

ITEM 17-FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18-FINANCIAL STATEMENTS

The audited consolidated financial statements of UTStarcom Holdings Corp. and its subsidiaries are included at the end of this Annual Report.

ITEM 19-EXHIBITS

Exhibit Number	Description	Form	Incorporated by Reference From Exhibit Number	Date Filed
1.1	Third Amended and Restated Memorandum and Articles of Association (incorporated herein by reference to the Third Amended and Restated Memorandum and Articles of Association of UTStarcom Holdings Corp. in Exihibit 99.1 to the Registrant’s Current Report filed on May 27, 2022 (File No. 001-35216)	6-K	99.1	5/27/2022
2.1	Description of share capital of the Registrant (incorporated herein by reference to the section titled “Share Capital” in Exhibit 99.1 to the Registrant’s Current Report filed on May 27, 2022 (File No. 001-35216).	6-K	99.1	5/27/2022
4.1	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 of Form F-4 (File No. 333-173828) filed with the SEC on May 2, 2011.	F-4	10.1	5/02/2011
4.2	Stockholder Rights Agreement, made as of February 1, 2010, by and between UTStarcom, Inc. and Beijing E-town International Investment and Development Co., Ltd.	8-K	4.1	2/4/2010
4.3	2006 Equity Incentive Plan, as adopted on July 21, 2006.	S-8/A	4.1	3/10/2020
4.4	2017 Equity Incentive Plan, as adopted on January 1, 2017.	S-8/A	4.1	3/10/2020
4.5	Form of Stock Option Award Agreement for use under 2017 Equity Incentive Plan.	20-F	4.5	4/17/2019
4.6	Form of Stock Option Agreement for Directors and Officers for use under the 2017 Equity Incentive Plan.	20-F	4.6	4/17/2019
4.7	Form of Notice of Grant of Restricted Stock for use under the 2017 Equity Incentive Plan.	20-F	4.7	4/17/2019
4.8	Form of Notice of Grant of Restricted Stock Units for use under the 2017 Equity Incentive Plan.	20-F	4.8	4/17/2019
4.9	Form of Notice of Grant of Performance Shares for use under the 2017 Equity Incentive Plan.	20-F	4.9	4/17/2019
4.10	Form of Notice of Grant of Performance Units for use under the 2017 Equity Incentive Plan.	20-F	4.10	4/17/2019
4.11	UTStarcom, Inc. Amended and Restated Executive Involuntary Termination Severance Pay Plan.	10-Q	10.2	5/8/2009
4.12	Letter dated November 13, 2017 from GHP Horwath, P.C.	20-F	4.14	11/14/2017
4.13	Letter dated November 14, 2017 from Crowe Horwath LLP	20-F	4.15	11/14/2017
8.1	Subsidiaries of UTStarcom Holdings Corp.	Filed herewith	—	—
11.1	Insider Trading Policy	Filed herewith	—	—
12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—
12.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—
13.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—
13.2	Certification of Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—
15.1	Consent of Grant Thornton Zhitong Certified Public Accountants LLP	Filed herewith	—	—
97.1	Policy of the Recovery of Erroneously Awarded Compensation	Filed herewith	—	—
101.INS	Inline XBRL Instance Document	Filed herewith
101.SCH	Inline XBRL Taxonomy Extension Schema Document	Filed herewith
104	The cover page for the Company's Annual Report on Form 20-F for the year ended December 31, 2023, has been formatted in Inline XBRL and contained in Exhibit 101	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

UTSTARCOM HOLDINGS CORP.

Date: April 29, 2024	By:	/s/ Hua Li
		Name:	Hua Li
		Title:	Chief Executive Officer

UTSTARCOM HOLDINGS CORP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of UTStarcom Holdings Corp.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of UTStarcom Holdings Corp. and subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of accounts receivable

As further described in Note 2 to the consolidated financial statements, management estimates the allowance for accounts receivable using a current expected credit losses methodology. We identified the valuation of accounts receivable as a critical audit matter.

The principal considerations for our determination that the valuation of accounts receivable is a critical audit matter are the involvement of significant subjective judgment and estimate by management related to portfolio composition and expected loss rates. These considerations require a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management’s estimate.

Our audit procedures in relation to the valuation of accounts receivable included the following, among others:

•
confirming accounts receivable balances with customers on a sample basis;
•
obtaining an understanding of management’s process and methodology used to develop the allowance estimate;
•
testing the completeness and accuracy of key data used in the model;
•
evaluating the reasonableness of management’s significant assumptions related to portfolio composition and expected loss rates; and
•
performing a retrospective review by comparing subsequent actual credit losses with historical estimates to evaluate management’s ability to reasonably estimate the allowance.

/s/ GRANT THORNTON ZHITONG CERTIFIED PUBLIC ACCOUNTANTS LLP

We have served as the Company’s auditor since 2017.

Shanghai, China

April 29, 2024

UTSTARCOM HOLDINGS CORP.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	December 31,	December 31,
	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$49,968	$54,517
Notes receivable	490	138
Accounts receivable, net of allowances for credit losses of $1,353 and $2,682 in 2023 and 2022, respectively	8,380	11,867
Inventories	795	1,269
Deferred costs	91	53
Prepaid and other current assets	3,755	4,095
Short-term restricted cash	7,117	9,862
Total current assets	70,596	81,801
Property, plant and equipment, net	610	604
Operating lease right-of-use assets, net	2,649	2,969
Deferred tax assets	551	837
Long-term restricted cash	2,562	2,480
Other long-term assets	512	539
Total assets	77,480	89,230
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	7,959	12,974
Income taxes payable	8,509	8,349
Customer advances	226	123
Deferred revenue	72	79
Operating lease liabilities, current	1,184	1,228
Employee payroll and compensation	2,500	2,205
Other current liabilities	2,938	3,893
Total current liabilities	23,388	28,851
Long-term deferred revenue	28	21
Operating lease liabilities, non-current	1,660	1,894
Other long-term liabilities	1,021	1,000
Total liabilities	26,097	31,766
Commitments and contingencies (Note 7)
Shareholders’ equity:
Ordinary shares: $0.015 par value; 62,500 authorized shares; 10,370 and 10,329 shares issued at December 31, 2023 and December 31, 2022, respectively; 9,114 and 9,073 shares outstanding at December 31, 2023 and December 31, 2022, respectively (Note 1)(1)	123	123
Additional paid-in capital	1,267,742	1,267,445
Treasury stock, at cost: 1,256 and 1,256 shares at December 31, 2023 and December 31, 2022, respectively (1)	(12,335)	(12,335)
Accumulated deficit	(1,255,060)	(1,251,209)
Accumulated other comprehensive income	50,913	53,440
Total shareholders’ equity	51,383	57,464
Total liabilities and shareholders' equity	$77,480	$89,230

(1)
Authorized share capital of the Company was amended by the consolidation of the existing 250,000,000 ordinary shares of US$0.00375 par value each into 62,500,000 ordinary shares of US$0.015 par value each effective from June 28, 2022.

See accompanying notes to consolidated financial statements

UTSTARCOM HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands, except per share data)

	Years ended December 31,
	2023	2022	2021
Net sales (1)
Products	$4,594	$2,284	$2,323
Services	11,159	11,768	13,598
	15,753	14,052	15,921
Cost of net sales
Products	3,666	2,902	6,681
Services	7,697	8,483	10,315
	11,363	11,385	16,996
Gross profit (loss)	4,390	2,667	(1,075)
Operating expenses:
Selling, general and administrative (2)	5,318	2,292	(2,642)
Research and development	5,881	4,762	6,886
Total operating expenses	11,199	7,054	4,244
Operating loss	(6,809)	(4,387)	(5,319)
Interest income	2,208	2,154	1,136
Other income (expense), net	2,024	(706)	1,649
Loss before income taxes	(2,577)	(2,939)	(2,534)
Income tax expense	(1,274)	(2,063)	(3,294)
Net loss	$(3,851)	$(5,002)	$(5,828)
Net loss per share Basic (3)	$(0.42)	$(0.55)	$(0.65)
Net loss per share Diluted (3)	$(0.42)	$(0.55)	$(0.65)
Weighted average shares outstanding-Basic (3)	9,113	9,056	9,007
Weighted average shares outstanding-Diluted (3)	9,113	9,056	9,007
Net loss	(3,851)	(5,002)	(5,828)
Other comprehensive loss, net of tax
Net change in cumulative translation adjustment	(2,527)	(6,495)	(3,726)
Comprehensive loss	$(6,378)	$(11,497)	$(9,554)

(1)
Revenue recognized for the years ended December 31, 2023, 2022 and 2021 that was included in deferred revenue (including current and non-current) and customer advances as of the beginning of each year was $0.1 million, $0.3 million and $0.4 million, respectively.
(2)
Reversals of credit losses of $1.3 million, $3.5 million and $9.2 million were recognized as selling expenses in 2023, 2022 and 2021, respectively.
(3)
Authorized share capital of the Company was amended by the consolidation of the existing 250,000,000 ordinary shares of US$0.00375 par value each into 62,500,000 ordinary shares of US$0.015 par value each effective from June 28, 2022. Net loss per share attributable to UTStarcom Holding Corp. (basic and diluted) for 2021 have been recomputed to reflect retroactively the one-for-four reverse share split.

See accompanying notes to consolidated financial statements

UTSTARCOM HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands, except share data)

						Accumulated
	Ordinary Shares		Additional			Other	Total
	Shares		Paid-in	Treasury	(Accumulated	Comprehensive	Shareholders’
	outstanding(1)	Amount	Capital	Stock	Deficit)	Income	Equity
	(In thousands, except number of shares)
Balance at December 31, 2020	8,974,568	$123	$1,266,318	$(12,322)	$(1,240,379)	$63,661	$77,401
Restricted shares issued and restricted share units released	53,917	—	504	—	—	—	504
Net loss	—	—	—	—	(5,828)	—	(5,828)
Other comprehensive loss:
Foreign currency translation	—	—	—	—	—	(3,720)	(3,720)
CTA recognition on liquidation of subsidiaries	—	—	—	—	—	(6)	(6)
Balance at December 31, 2021	9,028,485	$123	$1,266,822	$(12,322)	$(1,246,207)	$59,935	$68,351
Option exercise	4,430	—	20	—	—	—	20
Cancellation of restricted shares issued	(4,702)	—	—	—	—	—	—
Share buyback	(3,925)	—	—	(13)	—	—	(13)
Restricted shares issued and restricted share units released	48,795	—	603	—	—	—	603
Net loss	—	—	—	—	(5,002)	—	(5,002)
Other comprehensive loss:
Foreign currency translation	—	—	—	—	—	(6,495)	(6,495)
Balance at December 31, 2022	9,073,083	$123	$1,267,445	$(12,335)	$(1,251,209)	$53,440	$57,464
Option exercise	843	—	4	—	—	—	4
Restricted shares issued and restricted share units released	39,844	—	293	—	—	—	293
Net loss	—	—	—	—	(3,851)	—	(3,851)
Other comprehensive loss:
Foreign currency translation	—	—	—	—	—	(2,527)	(2,527)
Balance at December 31, 2023	9,113,770	$123	$1,267,742	$(12,335)	$(1,255,060)	$50,913	$51,383

(1)
Authorized share capital of the Company was amended by the consolidation of the existing 250,000,000 ordinary shares of US$0.00375 par value each into 62,500,000 ordinary shares of US$0.015 par value each effective from June 28, 2022. The outstanding shares and treasury stock shares for 2021 have been adjusted retroactively to reflect the one-for-four reverse share split.

See accompanying notes to consolidated financial statements

UTSTARCOM HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years ended December 31,
	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(3,851)	$(5,002)	$(5,828)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	230	206	372
Lease amortization	1,200	994	1,429
Net gain on disposal of assets	(25)	(2)	(33)
Gain on liquidation of a subsidiary	—	—	(6)
Reversal of guarantee obligations (ASC 460) reserve upon expiration of statute of limitations	(21)	(21)	(42)
Stock-based compensation expense	293	603	504
Recovery of credit losses	(1,315)	(3,465)	(9,158)
Allowance for inventory	133	682	4,573
Deferred income taxes	275	1,135	2,052
Changes in operating assets and liabilities
Accounts receivable	4,802	19,043	31,336
Inventories and deferred costs	303	(448)	578
Prepaid and other assets	(854)	1,693	(4,595)
Accounts payable	(5,015)	(6,057)	(6,089)
Income taxes payable	181	(417)	2,832
Customer advances	103	(108)	(160)
Deferred revenue	—	(6)	(329)
Other liabilities	(917)	(1,553)	2,393
Net cash provided by (used in) operating activities	(4,478)	7,277	19,829
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(255)	(250)	(348)
Proceeds from sale of short-term investments	—	—	2,100
Net cash provided by (used in) investing activities	(255)	(250)	1,752
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options	4	20	—
Repurchase of ordinary shares	—	(13)	—
Net cash provided by financing activities	4	7	—
Effect of exchange rate changes on cash and cash equivalents	(2,483)	(6,451)	(3,693)
Net increase (decrease) in cash and cash equivalents	(7,212)	583	17,888
Cash, cash equivalents and restricted cash at beginning of year	66,859	66,276	48,388
Cash, cash equivalents and restricted cash at end of year	$59,647	$66,859	$66,276
Supplemental disclosure of cash flow information:
Cash paid:
Income taxes paid	$963	$1,342	$800

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

The accompanying Consolidated Balance Sheets as of December 31, 2023 and 2022 and the Consolidated Statements of Comprehensive Loss for each of the three years ended December 31, 2023, 2022 and 2021 have been prepared by the Company in conformity with generally accepted accounting principles in the United States of America (“US GAAP”).

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

The Company incurred net losses of $3.9 million, $5.0 million and $5.8 million for the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023 and 2022, the Company had an accumulated deficit of $1,255.1 million and $1,251.2 million, respectively. The Company’s operations used net cash of $4.5 million, provided net cash of $7.3 million and provided net cash of $19.8 million for the years ended December 31, 2023, 2022 and 2021, respectively.

As of December 31, 2023 and 2022, the Company had cash and cash equivalents of $50.0 million and $54.5 million, of which $15.3 million and $13.5 million, respectively, were held by subsidiaries in China. China imposes currency exchange controls on certain transfers of cash to and from China. The Company’s China subsidiaries are subject to pre-approval from the State Administration of Foreign Exchange (“SAFE”) for non-domestic financing. Additionally, the amount of cash available for transfer from the China subsidiaries for use by the Company’s non-China subsidiaries is also limited both by the liquidity needs of the subsidiaries in China and restrictions on foreign currency exchange by Chinese-government mandated limitations including currency exchange controls on certain transfers of cash outside of China. As of December 31, 2023, the Company’s China subsidiaries have no accumulated profit, as determined in accordance with Chinese accounting standards, that can be paid as dividends. In 2023, 2022 and 2021, the Company’s China subsidiaries did not pay dividends.

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

Cash and Cash Equivalents:

Cash and cash equivalents consist of highly liquid instruments with maturities of three months or less when acquired. Approximately 33.0%, or $16.5 million and 20.6%, or $11.3 million of cash and cash equivalents were held by the Company’s subsidiaries in the United States as of December 31, 2023 and 2022, respectively. The remainder was held by the other UTStarcom entities throughout the world. As of December 31, 2023 and 2022, approximately 30.7%, or $15.3 million and 24.7%, or $13.5 million, of the Company’s cash and cash equivalents were held by its subsidiaries in China, respectively. China imposes currency exchange controls on transfers of cash outside of China.

Restricted Cash:

As of December 31, 2023, the Company had short-term restricted cash of $7.1 million, and long-term restricted cash of $2.6 million. As of December 31, 2022, the Company had short-term restricted cash of $9.9 million, and long-term restricted cash of $2.5 million. These amounts primarily collateralize the Company’s issuances of performance guarantee, warranty, and standby and commercial letters of credit.

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

The Company recognizes an impairment charge when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. The Company reviews several factors to determine whether the losses are other-than-temporary, including but not limited to: (i) the length of time the investment was in an unrealized loss position, (ii) the extent to which fair value was less than cost, (iii) the financial condition and near term prospects of the issuer, and (iv) the Company’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value. The determination of fair value of the investment involves considering factors such as current economic and market conditions, the operating performance of the companies including current earnings trends and forecasted cash flows, and other company and industry specific information. Investment impairments recorded as other-than-temporary were nil, nil and nil, for the years ended December 31, 2023, 2022 and 2021, respectively.

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

Depreciation expense was $0.2 million, $0.2 million, and $0.4 million, for the years ended December 31, 2023, 2022 and 2021, respectively.

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

Advertising Costs:

The Company expenses all advertising costs as incurred. Payment to customers for marketing development costs are accounted for as incurred as a reduction of the revenue associated with customers. For the years ended December 31, 2023, 2022 and 2021, advertising costs totaled approximately $0.02 million, $0.1 million, and $0.1 million, respectively.

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

Accumulated Other Comprehensive Income (“AOCI”):

AOCI consisted of foreign currency translation adjustments. The changes in AOCI, including the amounts reclassified to income, were as follows:

Foreign currency
translation and
unrealized gains
(losses), net
of tax
(in thousands)
Balance at December 31, 2021	$59,935
Unrecognized loss on foreign currency translation	(6,495)
Balance at December 31, 2022	$53,440
Unrecognized loss on foreign currency translation	(2,527)
Balance at December 31, 2023	$50,913

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

The foreign currency translation gain (loss) related to the remeasurement of transactions denominated in other than the functional currency is included in other income (expense), net in the consolidated statements of comprehensive income (loss). In connection with this remeasurement process, the Company recorded gains of $1.9 million, losses of $0.7 million, and gains of $1.3 million for the years ended December 31, 2023, 2022 and 2021, respectively.

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

	Years ended December 31,
	2023	2022	2021
	(in thousands)
Anti-dilutive stock options and awards/units outstanding	357	390	424
Total(1)	357	390	424

(1)
Calculated using the treasury stock method, which assumes proceeds are used to reduce the dilutive effect of outstanding stock awards. Assumed proceeds include the unrecognized deferred compensation of share awards, and assumed tax proceeds from excess stock-based compensation deductions. For the years ended December 31, 2023, 2022 and 2021, no potential ordinary shares were dilutive because of the net loss incurred in those years, therefore basic and dilutive earnings per share were the same.
(2)
Authorized share capital of the Company was amended by the consolidation of the existing 250,000,000 ordinary shares of US$0.00375 par value each into 62,500,000 ordinary shares of US$0.015 par value each effective from June 28, 2022. The shares used in computation of basic earnings per share and diluted earnings per share for 2021 have been adjusted retroactively to reflect the one-for-four reverse share split.

Recently Adopted Accounting Standards:

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which focuses on improving reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. A public entity shall disclose for each reportable segment the significant expense categories and amounts that are regularly provided to the CODM and included in reported segment profit or loss. ASU 2023-07 also requires public entities to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. Public entities with a single reportable segment have to provide all the disclosures required by ASC topic 280, including the significant segment expense disclosures. Entities are permitted to disclose more than one measure of a segment’s profit or loss if such measures are used by the CODM to allocate resources and assess performance, as long as at least one of those measures is determined in a way that is most consistent with the measurement principles used to measure the corresponding amounts in the consolidated financial statements.

ASU 2023-07 is applied retrospectively to all periods presented in financial statements, unless it is impracticable. This update will be effective for the Company’s fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently in the process of evaluating the disclosure impact of adopting ASU 2023-07.
NOTE 3-COMPREHENSIVE LOSS

Total Comprehensive Loss for the years ended December 31, 2023, 2022 and 2021 consisted of the following:

	Years ended December 31,
	2023	2022	2021
	(in thousands)
Net loss	$(3,851)	$(5,002)	$(5,828)
Other comprehensive loss
Net Change in Foreign currency translation	(2,527)	(6,495)	(3,726)
Total comprehensive loss	$(6,378)	$(11,497)	$(9,554)

NOTE 4-BALANCE SHEET DETAILS

The following tables provide details of selected balance sheet items:

	December 31,	December 31,
	2023	2022
	(in thousands)
Inventories:
Raw materials	$124	$55
Work in process	85	14
Finished goods (1)	586	1,200
Total Inventories	$795	$1,269

(1)
Includes finished goods at customer sites were nil and approximately $0.1 million at December 31, 2023 and 2022, respectively, for which the customer has taken possession, but based on specific contractual terms, title has not yet passed to the customer and for which revenue has not yet been recognized.

	December 31,	December 31,
	2023	2022
	(in thousands)
Prepaid and other current assets
Prepaid tax (1)	$212	$553
Advance to suppliers	19	50
Other receivables	276	446
Prepaid and others (2)	3,248	3,046
Total Prepaid and other current assets	$3,755	$4,095

(1)
2023 balance includes approximately $0.2 million prepaid value added tax. 2022 balance includes $0.1 million prepaid consumption tax, $0.2 million prepaid value added tax and $0.3 million prepaid goods and service tax.
(2)
2023 balance includes $2.3 million interest receivable. 2022 balance includes $2.1 million interest receivable.

	December 31,	December 31,
	2023	2022
	(in thousands)
Property, plant and equipment, net:
Leasehold improvements	$1,576	$1,637
Automobiles	246	256
Computers and software	2,841	3,132
Equipment and furniture	16,775	19,668
Total	21,438	24,693
Less: accumulated depreciation	(20,828)	(24,089)
Total Property, plant and equipment, net	$610	$604

During the years ended December 31, 2023, 2022 and 2021, the Company wrote-off fully depreciated property, plant and equipment of $2.7 million with accumulated depreciation of $2.7 million, $1.4 million with accumulated depreciation of $1.4 million, and $2.4 million with accumulated depreciation of $2.4 million, respectively.

	December 31,	December 31,
	2023	2022
	(in thousands)
Other current liabilities:
Warranty costs	$66	$67
Accrued professional fees	715	702
Accrued other taxes	671	878
Provision for liquidation damages	251	1,031
Contract deposits	592	604
Others	643	611
Total other current liabilities	$2,938	$3,893

	December 31,	December 31,
	2023	2022
	(in thousands)
Other long-term liabilities
Non-current income tax payable	$1,021	$1,000
Total other long-term liabilities	$1,021	$1,000

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

GCT Semiconductor

In October 2004, the Company invested $3.0 million in Series D preferred convertible stock of GCT Semiconductor, Inc., or GCT, which designs, develops and markets integrated circuit products for the wireless communications industry. This investment represents approximately a 0.2965% interest in GCT. The Company assesses the fair value every year-end. In 2012 and 2016, the Company recorded $2.1 million and $0.8 million investment impairment, respectively. As of December 31, 2016, the book value of the investment was zero. On March 26, 2024, GCT announced that it became a publicly traded company after completing business combination with Concord Acquisition Corp III and commenced trading on NYSE under ticker symbol "GCTS" starting March 27, 2024. As of the date of this report, the Company holds about 0.16% of its outstanding common shares.

ITV Media Inc. or ITV

On October 16, 2010, the Company invested $30.0 million in ITV Media Inc., or (“ITV”), $10.0 million of which was paid by the Company’s common shares that it had the repurchase rights and $20.0 million of which was paid by cash. The Company recorded this transaction as an acquisition because the Company owned 75% interest of ITV and had effective control. The transactions closed on November 8, 2010. On April 15, 2012, the Company exercised its repurchase right, and this triggered deconsolidation of ITV from the Company’s consolidated financial statements starting from June 21, 2012 as the Company lost the effective control due to reduced ownership from 75% to 49% and loss of a Board of Directors seat. As the result, the Company accounted for this investment using the equity method. From December 3, 2012 to December 31, 2015, the Company purchased $35.1 million convertible bonds that bear interest at 6.5% per annum with various maturity dates, and subsequently all maturity dates were extended to March 31, 2025. In 2013 and 2014, the Company recorded a total of $9.6 million and $5.3 million, respectively, in losses for the preferred stock investment to reflect 49% interest in ITV losses. After the value of the preferred shares was reduced to zero, the Company started to record 100% of ITV losses against the Company’s convertible bond investment balance until the carrying value of the convertible bond investment balance was reduced to zero. Therefore, in 2014 and 2015, the Company recorded $3.6 million and $14.0 million in losses to reflect 100% of ITV losses. At every year-end, the Company assessed the fair value of the ITV, and recorded impairment charges of $9.1 million, $2.4 million and $6.0 million in 2013, 2014 and 2015, respectively. The convertible bond investments balance was reduced to zero as of December 31, 2015.

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

The Company’s financial instruments consist principally of cash and cash equivalents, short-term investments, restricted cash, notes receivable, accounts receivable, long-term investments, accounts payable and certain accrued liabilities. Short-term investments consist of available-for-sale securities. As of December 31, 2023, the respective carrying values of financial instruments except for long-term investments approximated their fair values based on their short-term maturities.

NOTE 6- OPERATING LEASES

The Company’s leases consist of operating leases for office space in PRC, India, Japan and the United States. The Company determines if an arrangement is a lease at inception. As of December 31, 2023, the Company had no long-term leases that were classified as a financing lease. As of December 31, 2023, the Company did not have additional operating leases that have not yet commenced.

Total operating lease expenses for the year ended December 31, 2023 were $1.2 million, including $0.6 million in cost of net sales and $0.6 million in operating expense in the consolidated statement of comprehensive loss.

As of December 31, 2023, the Company recognized operating lease ROU assets of $2.6 million and total lease liabilities $2.8 million, including a current portion of $1.2 million for operating leases.

	For the year ended December 31, 2023	For the year ended December 31, 2022
	(in thousands)
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows used in operating leases	$1,148	$964
Right-of-use assets obtained in exchange of new lease obligations:
Operating leases	$852	$132
Weighted average remaining lease term
Operating leases	2.4 years	3.2 years
Weighted average discount rate
Operating leases	4.85%	4.58%

Maturities of lease liabilities as of December 31, 2023 are as follows:

Amount
(in thousands)
2024	$1,285
2025	1,250
2026	470
Total future lease payments	3,005
Less: Imputed interest	(161)
Total lease liability balance	$2,844

NOTE 7-COMMITMENTS AND CONTINGENCIES

Contractual obligations and commercial commitments

Letters of credit:

The Company issues bid bond, commercial letters of credit or standby letters of credit primarily to support international sales activities outside of China and in support of purchase commitments. When the Company submits a bid for a sale, often the potential customer will require that the Company issue a bid bond or a standby letter of credit to demonstrate its commitment through the bid process. In addition, the Company may be required to issue standby letters of credit as guarantees for advance customer payments upon contract signing or performance guarantees. The standby letters of credit usually expire without being drawn by the beneficiary thereof. Finally, the Company may issue commercial letters of credit in support of purchase commitments. As of December 31, 2023, the Company’s outstanding letters of credit approximated $9.7 million. These balances are included in Short-term restricted cash and Long-term restricted cash.

Purchase commitments:

The Company is obligated to purchase raw materials and work-in-process inventory under various orders from various suppliers. If the Company fails to fulfill the contracts, it will have adverse consequences materials to the Company’s operations or financial condition. On December 31, 2023, the Company had outstanding purchase commitments, including agreements that are non-cancelable, approximating nil.

Capital commitments

The Company’s capital commitments are related to commitments in connection with its ERP replacement implementation project, total capital commitments contracted but not yet reflected in the financial statements amounted to approximating $0.1 million as of December 31, 2023. All of the commitments are to be fulfilled within one year.

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

Uncertain tax positions:

As of December 31, 2023, the Company had $3.2 million of gross unrecognized tax benefits, of which $0.5 million related to tax benefits that, if recognized, would affect the annual effective tax rate. The remaining $2.7 million gross unrecognized tax benefits, if recognized, would affect certain deferred tax assets and federal tax benefit of state income tax.

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

NOTE 8-ORDINARY SHARE REPURCHASE AND ISSUANCE

On November 12, 2014, the Company’s Board of Directors approved a share repurchase program of up to $40.0 million of its ordinary shares outstanding over the 24 months through 2016. On November 4, 2016, the Company’s Board of Directors approved an extension for this program to November 2018. On November 4, 2018, the Company’s Board of Directors approved an extension for this program to November 2019. In September 2019, the Board had approved to extend two additional years. In September 2021, the Company's Board of Directors approved to extend this program to March 2022. In March 2022, the Board of Directors approved an extension for this program to the end of March 2023. In March 2023, the Board of Directors had approved to extend one additional year. In March 2024, the Board of Directors approved a one-year extension for this program. For the years ended December 31, 2023, 2022 and 2021, the Company repurchased nil, 15,699 (or 3,925 after reverse share split) shares and nil at the cost of nil, approximately $0.01 million and nil, respectively. All the repurchased shares under the repurchase program are classified as treasury shares of the Company until they are retired or reissued.

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

As of December 31, 2023, the Company has the stock incentive plans described below. Substantially all outstanding awards are subject to potential accelerated vesting in the event of a change in control of the Company. The Company repurchases and cancels its ordinary shares forfeited with respect to the tax liability associated with certain vesting of restricted stock and restricted stock unit grants under these plans.

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

As of December 31, 2023, 356,600 shares underlying options and restricted stock awards and units were outstanding under the 2017 Plan.

Stock Award and Stock Option Activity

During 2023, the Company granted equity awards primarily consisting of stock option and restricted stock. Such awards generally vest over a period of four years or two years from the vesting start date. Restricted stock has the voting rights of ordinary shares and the shares underlying restricted stock are issued and outstanding. As of December 31, 2023, the number of ordinary shares available for issuance pursuant to future grants under the 2017 plan, including remaining unissued shares under Prior Plans that have been transferred into the 2017 plan were 203,342. The 2006 Plan expired on December 31, 2016, and as of December 31, 2023, 446,200 shares were transferred to the 2017 Plan that was approved by the Board of Director on November 4, 2016. The following table summarizes the Company’s stock option activities:

		Weighted
	Number of	average
	shares	exercise
	outstanding	price
	(in thousands)
Options Outstanding, December 31, 2021	364	$4.47
Options granted	—	—
Options exercised	(4)	4.52
Options forfeited or expired	(13)	6.59
Options Outstanding, December 31, 2022	347	$4.39
Options granted	—	—
Options exercised	(1)	4.28
Options cancelled	(8)	4.45
Options forfeited or expired	(16)	4.44
Options Outstanding, December 31, 2023	322	$4.39

Under the Plans, the Company granted restricted stock awards. Restricted stock awards are unvested stock awards that may include grants of restricted stock or grants of restricted stock units. Such awards generally vest over a period of four years from the date of grant. Restricted stock has the voting rights of ordinary share and the shares underlying restricted stock are considered to be currently issued and outstanding. Restricted stock units do not have the voting rights of ordinary shares, and the shares underlying the restricted stock units are not considered issued and outstanding. The expense for such awards is based on the fair market value of the shares at the date of grant and is recognized on a straight-line basis over the requisite service period. The grant of restricted stock awards is deducted from the shares available on a one to one basis for grant under the Company’s stock plan. Unvested restricted awards as of December 31, 2023 and changes during the year ended December 31, 2023 are summarized below:

		Weighted
		average
		grant date
	Shares	fair value
	(in thousands)
Total nonvested restricted stock at December 31, 2021	59	$9.56
Granted	29	3.97
Vested	(44)	9.66
Forfeited	(1)	14.82
Total nonvested restricted stock at December 31, 2022	43	$5.65
Granted	30	3.79
Vested	(38)	5.32
Forfeited	—	—
Total nonvested restricted stock at December 31, 2023	35	$3.28

During 2023, approximately 0.04 million shares of restricted stock awards vested. The total fair value of restricted stock awards vested, as measured on the date of vesting, during 2023 was $0.2 million. During 2023, the Company also granted approximately 0.03 million restricted stock awards.

During 2022, approximately 0.04 million shares of restricted stock awards vested. The total fair value of restricted stock awards vested, as measured on the date of vesting, during 2022 was $0.4 million. During 2022, the Company also granted approximately 0.03 million restricted stock awards.

The following table summarizes significant ranges of outstanding and exercisable stock options as of December 31, 2023:

			Weighted
		Number of shares	Average	Weighted	Number of shares	Weighted
Range of		Outstanding	Remaining	Average	Exercisable	Average
Exercise Prices		as of 12/31/2023	Contractual Term	Exercise Price	as of 12/31/2023	Exercise Price
$4.28	$4.28	194,777	4.92	$4.28	194,777	$4.28
$4.56	$4.56	127,019	3.92	$4.56	127,019	$4.56

	Number of shares	Weighted average exercise price
Options exercisable as of December 31, 2023	321,796	$4.39
Options vested and expected to vest as of December 31, 2023	321,796	$4.39

The intrinsic value represents the total pre-tax intrinsic value and is calculated as the difference between the market value as reported by NASDAQ on December 31, 2023 of $3.44 and the exercise price of the in-the-money shares. During 2023, the total pre-tax intrinsic value of options exercised was negligible. The weighted average remaining contractual life of options exercisable was 4.53 years, and the weighted average remaining contractual life of options expected to vest was 4.53 years as of December 31, 2023.

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

The fair values of stock-based payment awards were estimated using the Black-Scholes option pricing model with the following assumptions:

	Years ended December 31,
Stock Options:	2023	2016
Expected term in years	4.25	4.75
Weighted average risk-free interest rate	1.02%	1.30%
Expected dividend rate	—%	—%
Volatility	55.21%	51.6%

At December 31, 2023, there was approximately $0.1 million of total unrecognized compensation cost, as measured, related to unvested stock options and restricted stock and restricted stock units, which is expected to be recognized over a weighted-average period of 0.07 years.

At December 31, 2022, there was approximately $0.3 million of total unrecognized compensation cost, as measured, related to unvested stock options and restricted stock and restricted stock units, which is expected to be recognized over a weighted-average period of 0.88 years.

The following table summarizes the stock-based compensation expense recognized in the Company’s Consolidated Statements of Comprehensive Loss:

	Years Ended December 31,
	2023	2022	2021
	(in thousands)
Cost of net sales	$28	$97	$87
Selling, general and administrative	151	258	236
Research and development	114	248	181
Total	$293	$603	$504

NOTE 10—INCOME TAXES

Cayman Islands

Under the current tax laws of Cayman Islands, the Company and its subsidiaries are not subject to tax on their income or capital gains. In addition, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

United States and Foreign Income Taxes

United States and foreign income (loss) before income taxes were as follows:

	Years Ended December 31,
	2023	2022	2021
	(in thousands)
United States	$16,378	$(3,454)	$(961)
Foreign	(3,533)	515	(1,573)
Elimination of Intercompany Dividend Income	(15,422)	—	—
	$(2,577)	$(2,939)	$(2,534)

For the year 2023, the sum of income before income taxes of all US and foreign subsidiaries is different from the consolidated loss before income taxes. The difference is resulted from the dividend income of $15.4 million distributed from the Japan subsidiary to its direct parent company of United States.

The components of the income tax expense are summarized as follows:

	Years Ended December 31,
	2023	2022	2021
	(in thousands)
Current
Federal	$—	$—	$(42)
State	—	—	—
Foreign	999	928	1,284
Total current income tax expense	$999	$928	$1,242
Deferred
Federal	—	—	—
State	—	—	—
Foreign	275	1,135	2,052
Total deferred tax expense	$275	$1,135	$2,052
Total income tax expense	$1,274	$2,063	$3,294

The Company did not recognize a deferred tax liability related to un-remitted foreign earnings because such earnings were expected to be reinvested indefinitely.

As of December 31, 2023, the Company had gross unrecognized tax benefits of approximately $3.2 million and had certain deferred tax assets and the federal tax benefit of state income tax items totaling $2.7 million. Of the total $3.2 million gross unrecognized tax benefits, $0.5 million related to tax benefits that, if recognized, would impact the annual effective tax rate.

The Company’s policy is to recognize interest expense and penalties related to the above unrecognized tax benefits as a component of income tax expense. The Company had accrued interest and penalties of approximately $0.5 million as of December 31, 2023 and approximately $0.5 million as of December 31, 2022.

The Company is subject to taxation in the U.S. federal jurisdiction and various U.S. state and foreign jurisdictions. The Company is also under audit by the taxing authorities in China on a recurring basis. The material jurisdictions that the Company is subject to examination are in the United States and China. The Company’s tax years for 2013 through 2023 are still open for examination in China and in the United States.

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

A summary of the Company’s unrecognized tax benefits is as follows:

	Years Ended December 31,
	2023	2022	2021
	(in thousands)
Beginning balance-gross unrecognized tax benefits (UTB’s)	$3,244	$3,244	$3,404
Tax credit expiration	—	—	(160)
Ending balance—UTB	3,244	3,244	3,244
UTB’s as a credit in deferred taxes	(2,347)	(2,347)	(2,347)
Federal benefit of state taxes	(356)	(356)	(356)
UTB’s that would impact the effective tax rate	$541	$541	$541

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

A summary of the components of net deferred tax assets is as follows:

	December 31,	December 31,
	2023	2022
	(in thousands)
Deferred Tax Assets
Allowance and reserves	$2,064	$2,432
Net operating loss carryforward	167,030	168,691
Tax credit carryforwards	5,541	6,093
Property, plant and equipment	261	310
Accrued warranties	13	13
Other	13,059	13,624
Total deferred tax assets	187,968	191,163
Deferred Tax Liabilities
Deferred revenue and customer advances, net	(83)	(87)
Prepaid expense	(43)	(41)
Total deferred tax liabilities	(126)	(128)
Total net deferred tax assets	187,842	191,035
Less: Valuation allowance	(187,291)	(190,198)
Total net deferred tax assets	$551	$837

As of December 31, 2023, the Company’s U.S. federal net operating loss carryforwards were $552 million, among which $550 million will expire in varying amounts between 2026 and 2037 and $2 million will be carried forward indefinitely. As of December 31, 2023 , state net operating loss carryforwards were $228 million and will expire in varying amounts between 2028 and 2033. The Company has concluded that these federal and state net operating losses did not meet the more likely than not standard contained in FASB ASC 740-10 and has therefore provided a $129.7 million valuation allowance against the related deferred tax assets. As of December 31, 2023, the Company also had net operating loss carryforwards (“NOLs”) in China of approximately $142.7 million. The China net operating loss carryforwards will expire in varying amounts between 2024 and 2033. The Company has also concluded that these China net operating losses did not meet the more likely than not standard and has therefore provided a $21.6 million valuation allowance against the related deferred tax assets. As of December 31, 2023, the Company had NOLs of approximately $94.0 million in countries other than the U.S. and China. These NOLs do not expire and can be carried forward indefinitely. However, the Company concluded that these losses did not meet the more likely than not standard and has therefore provided a full valuation allowance of $15.7 million against the related deferred tax assets.

As of December 31, 2023, the Company has federal and California research and development credit carryforwards of $1.2 million and $6.4 million, $6.4 million of the credits have an indefinite life and $1.2 million of the credits will expire in varying amounts between 2026 and 2028. The Company has U.S. foreign tax credits of $2.4 million which expire in varying amounts between 2024 and 2028. The Company has concluded that these U.S. tax credit carryforwards did not meet the more likely than not standard contained in FASB ASC 740-10 and has therefore provided a $5.5 million valuation allowance against the related deferred tax assets.

The difference between the Company’s effective income tax amount and the federal statutory amount are reconciled below:

	Years Ended December 31,
	2023	2022	2021
	(in thousands)
Federal tax (benefit) at statutory rate	$(541)	$(617)	$(532)
Stock compensation expense	62	127	68
Effect of differences in foreign tax rates	925	1,117	1,715
Effect of elimination of dividend distribution	3,239	—	—
ASC 740-10 reserve	21	21	(21)
Change in deferred tax valuation allowance	(2,369)	1,394	1,273
Other	(63)	21	791
Total Tax Expense	$1,274	$2,063	$3,294

On June 24, 2011, the Company effected the Merger to reorganize the corporate structure of UTStarcom, Inc., a Delaware corporation incorporated in 1991, and its subsidiaries. The Merger resulted in shares of the common stock of UTStarcom, Inc. being converted into the right to receive an equal number of ordinary shares in our capital, which were issued by the Company in connection with the Merger. Following the Merger, UTStarcom, Inc. became the Company's wholly-owned subsidiary and the Company became the parent company of UTStarcom, Inc. and its subsidiaries. The Company, together with its subsidiaries, continues to conduct its business in substantially the same manner as was conducted by UTStarcom, Inc. and its subsidiaries. The transaction was accounted for as a legal re-organization of entities under common control.

The Enterprise Income Tax Law, or the EIT Law, became effective on January 1, 2008. Under the EIT Law, China’s dual tax system for domestic enterprises and foreign investment enterprises (“FIEs”) was effectively replaced by a unified system. The new law establishes a tax rate of 25% for most enterprises and a reduced tax rate of 15% for certain qualified high and new technology enterprises.

The EIT Law provides the reduced 15% enterprise income tax rate for qualified high and new technology enterprises. One of the Company’s China subsidiaries, UTStarcom Telecom Co., Ltd (“HUTS”), through which the majority of the Company’s business in China is conducted, obtained the High and New Technology Enterprise Certificate, or (“High-tech Certificate”), from the relevant approval authorities on September 19, 2008, and thereafter were approved to pay EIT at the reduced tax rate of 15%. The approval for the reduced 15% tax rate is valid for three years and applies retroactively from January 1, 2008, subject to possible re-assessment by the approval authorities. During the re-assessment, the tax authority may suspend the implementation of the reduced 15% rate. HUTS’s High-tech Certificate renewal was completed in 2023, thus the approval extended the reduced 15% tax rate terms for three years from 2023. However, since HUTS is currently in significant loss position, the reduced tax rate will not have a material adverse impact on the business or liquidity until HUTS begin to generate profit and deplete all the net operating loss carry forwards.

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

In 2023, the change in deferred tax valuation allowance of $2.4 million is primarily attributable to the reversal of valuation allowance in relation to the utilization of the tax losses in the United States and the tax expense related to continuing to provide full valuation allowance on the Company’s deferred tax assets at December 31, 2023 in the United States and China. In 2022, the change in deferred tax valuation allowance of $1.4 million is primarily attributable to the tax expense related to continuing to provide full valuation allowance on the Company’s deferred tax assets at December 31, 2022 in the United States and China. In 2021, the change in deferred tax valuation allowance of $1.3 million is primarily attributable to the tax expense related to continuing to provide full valuation allowance on the Company’s deferred tax assets at December 31, 2021 in the United States and China.

In 2023, 2022, and 2021, there was no net income tax benefit related to tax credits due to full valuation allowance applied.

NOTE 11-OTHER INCOME (EXPENSE), NET

Other income (expense), net consists of the following:

	Years Ended December 31,
	2023	2022	2021
	(in thousands)
Foreign exchange gain (loss)	$1,912	$(732)	$1,315
Gain on liquidation of subsidiary	—	—	6
Other	112	26	328
Total	$2,024	$(706)	$1,649

NOTE 12-NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per share for the years ended December 31, 2023, 2022 and 2021:

	Years Ended December 31,
	2023	2022	2021
	(in thousands)
Numerator:
Net loss	$(3,851)	$(5,002)	$(5,828)
Denominator:
Weighted average shares outstanding-Basic	9,113	9,056	9,007
Potentially dilutive ordinary share equivalents-stock options and restricted stock	—	—	—
Weighted average shares outstanding–Diluted	9,113	9,056	9,007
Net loss per share–Basic	$(0.42)	$(0.55)	$(0.65)
Net loss per share–Diluted	$(0.42)	$(0.55)	$(0.65)

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

For the years ended December 31, 2023, 2022 and 2021, there was nil ordinary shares that were dilutive.

On June 28, 2022, the Company effected a one-for-four reverse share split of its ordinary shares. As a result, the Company’s authorized share capital was amended by the consolidation of 250,000,000 ordinary shares of US$0.00375 par value each into 62,500,000 ordinary shares of US$0.015 par value. Net loss per share attributable to UTStarcom Holding Corp. (basic and diluted) for 2021 have been recomputed to reflect retroactively the one-for-four reverse share split.

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

Summarized below are the Company’s segment net sales, gross profit and income before income taxes for the years ended December 31, 2023, 2022 and 2021 based on the current reporting segment structure.

	Years Ended December 31,
		% of		% of		% of
Net Sales by Segment	2023	Net Sales	2022	Net Sales	2021	Net Sales
	(in thousands, except percentages)
Equipment	$4,594	29%	$2,284	16%	$2,323	15%
Services	11,159	71%	11,768	84%	13,598	85%
Total	$15,753	100%	$14,052	100%	$15,921	100%

	Years Ended December 31,
		Gross Profit		Gross Profit		Gross Profit
Gross profit (loss) by Segment	2023	%	2022	%	2021	%
	(in thousands, except percentages)
Equipment	$928	20%	$(618)	(27)%	$(4,358)	(188)%
Services	3,462	31%	3,285	28%	3,283	24%
Total	$4,390	28%	$2,667	19%	$(1,075)	(7)%

	Years ended December 31,
Segment income (loss) and Loss before income taxes	2023	2022	2021
	(in thousands)
Equipment	$(4,666)	$(6,452)	$(12,868)
Services	3,462	3,285	3,283
Total segment loss	(1,204)	(3,167)	(9,585)
General and corporate	(1,373)	228	7,051
Loss before income taxes	$(2,577)	$(2,939)	$(2,534)

General and corporate expenses include all un-allocated expenses such as sales and marketing, general and administration and common R&D expenses, and investment impairment.

Sales are attributed to a geographical area based upon the location of the customer. Sales data by geographical area are as follows:

	Years Ended December 31,
		% of net		% of net		% of net
	2023	Sales	2022	Sales	2021	Sales
	(in thousands, except percentages)
Net Sales by Region
China	$2,577	16%	$1,735	12%	$1,858	11%
India	8,268	53%	7,152	51%	8,221	52%
Japan	4,908	31%	5,165	37%	5,842	37%
Total	$15,753	100%	$14,052	100%	$15,921	100%

Long-lived assets, consisting of property, plant and equipment, by geographical area are as follows:

	December 31,
	2023	2022
	(in thousands)
China	$603	$578
Other	7	26
Total long-lived assets	$610	$604

NOTE 14-CREDIT RISK AND CONCENTRATION

Financial Risks:

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, short-term investments and accounts and notes receivable. The Company places its idle cash with several commercial banks. Approximately $33.5 million and $43.2 million of the Company’s cash and cash equivalents were on deposit in accounts outside the U.S. at December 31, 2023 and 2022, respectively, of which approximately $15.3 million and $13.5 million were held by subsidiaries in China. China imposes currency exchange controls on certain transfers of funds to and from China. The Company’s China subsidiaries are subject to pre-approval from the State Administration of Foreign Exchange (“SAFE”) for non-domestic financing. Additionally, the amount of cash available for transfer from the China subsidiaries for use by the Company’s non-China subsidiaries is also limited both by the liquidity needs of the subsidiaries in China and the restriction on foreign currency exchange by Chinese-government mandated limitations including currency exchange controls on certain transfers of funds outside of China.

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

Concentration of Credit Risk and Major Customers:

At December 31, 2023 and 2022, the Company’s accounts receivable balance included amounts due from customer A, representing approximately nil and nil of the Company’s total accounts receivable, net of allowances for credit losses, respectively.

At December 31, 2023 and 2022, the Company’s accounts receivable balance included amounts due from customer B, representing approximately 79% and 88% of the Company’s total accounts receivable, net of allowances for credit losses, respectively. The Company has collected over $10.0 million and $2.2 million in 2023 and in the first quarter of 2024, respectively.

The following customers accounted for 10% or more of the Company’s net revenues:

	For the years ended
	December 31,
	2023	2022	2021
Customer A	23%	28%	30%
Customer B	36%	44%	44%

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

In addition, the major customers of the Company are based in Japan and India. Therefore, the Company’s results of operations may be adversely affected by the political and business relationship between as well as other events affecting Japan or India in general. From time to time there have been tensions and conflicts among China, Japan and India. Adverse changes in political and economic policies, geopolitical uncertainties, and international conflicts may lead to a reduction in the Company’s sales. Any future conflicts among China, Japan and India have an adverse impact on the political and business relationship of the countries. Furthermore, events affecting Japan or India in general, such as natural disasters, public health issues (COVID-19 pandemic as example), or a local currency devaluation may also have a negative impact on the Company’s business, financial condition and results of operations. In recent years, there have been outbreaks of health epidemics in China and globally, including the outbreak of COVID-19 pandemic. The Company’s results of operations have been and may continue to be adversely and materially affected to the extent COVID-19 or any other epidemic harms the Chinese and global economy.

NOTE 15-RELATED PARTY TRANSACTIONS

The Company had no related party transactions during the years ended December 31, 2023, 2022 and 2021.

NOTE 16-SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date of these consolidated financial statements and is not aware of any significant subsequent events that would require recognition or disclosure.

SCHEDULE I

UTSTARCOM HOLDINGS CORP. (UNCONSOLIDATED-PARENT COMPANY BASIS)

REGISTRANT BALANCE SHEETS

(In thousands, except par value)

	December 31,
	2023	2022
	(in thousands)
ASSETS
Investment in subsidiaries	$66,117	$72,122
Total assets	66,117	72,122
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable-intercompany	14,734	14,658
Total current liabilities	14,734	14,658
Total liabilities	14,734	14,658
Shareholders’ equity:
Ordinary shares: $0.015 par value; 62,500 authorized shares; 10,370 and 10,329 shares issued at December 31, 2023 and December 31, 2022, respectively; 9,114 and 9,073 shares outstanding at December 31, 2023 and December 31, 2022, respectively(1)	123	123
Additional paid-in capital	1,267,742	1,267,445
Treasury stock, at cost: 1,256 and 1,256 shares at December 31, 2023 and December 31, 2022, respectively(1)	(12,335)	(12,335)
Accumulated deficit	(1,255,060)	(1,251,209)
Accumulated other comprehensive income	50,913	53,440
Total shareholders’ equity	51,383	57,464
Total liabilities and shareholders’ equity	$66,117	$72,122

(1)
Authorized share capital of the Company was amended by the consolidation of the existing 250,000,000 ordinary shares of US$0.00375 par value each into 62,500,000 ordinary shares of US$0.015 par value each effective from June 28, 2022.

The accompanying notes are an integral part of these financial statements.

UTSTARCOM HOLDINGS CORP. (UNCONSOLIDATED-PARENT COMPANY BASIS)

CONDENSED INFORMATION AS TO STATEMENTS OF COMPREHENSIVE LOSS OF THE REGISTRANT

(In thousands)

	Years ended December 31,
	2023	2022	2021
	(in thousands)
Sales
Unrelated parties	$—	$—	$—
Related parties	—	—	—
Intercompany	—	—	—
Cost of sales
Unrelated parties	—	—	—
Related parties	—	—	—
Intercompany	—	—	—
Gross profit	—	—	—
Operating expenses:
Selling, general and administrative	768	862	769
Research and development	—	—	—
Total operating expenses	768	862	769
Operating loss	(768)	(862)	(769)
Interest income	—	—	—
Interest expense	—	—	—
Other income, net	—	—	—
Loss before income taxes and equity in loss of affiliated companies	(768)	(862)	(769)
Equity in net loss of affiliated companies	(3,083)	(4,140)	(5,059)
Income tax expense	—	—	—
Net loss	$(3,851)	$(5,002)	$(5,828)
Other comprehensive loss, net of tax	$(2,527)	$(6,495)	$(3,726)
Comprehensive loss	$(6,378)	$(11,497)	$(9,554)

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

The Company is a holding company and does not have any activities. Operating expenses for the Company for the years ended December 31, 2023, 2022 and 2021 consisted mainly of the retaining fee for the Board of Directors, its director and officer insurance expenses and the expenses associated with investor relations. As the Company does not have any cash activity, the recorded expenses were paid on behalf of the Company by UTStarcom, Inc., its subsidiary, and statements of cash flows have been omitted.

SCHEDULE II

UTSTARCOM HOLDINGS CORP.

VALUATION AND QUALIFYING ACCOUNTS AND ALLOWANCE

For the Years Ended December 31, 2023, 2022, and 2021

		Charged
	Balance at	(credited) to	Credited to		Balance at
	beginning of	costs and	other	(Deductions)	end of
Description	the period	expenses	accounts	Adjustments (1)	the period
	(in thousands)
Year ended December 31, 2023
Allowance for credit losses	$2,682	$(1,315)	$—	$(14)	$1,353
Tax valuation allowance	$190,198	$(2,369)	$(538)	$—	$187,291
Year ended December 31, 2022
Allowance for credit losses	$6,631	$(3,465)	$—	$(484)	$2,682
Tax valuation allowance	$190,334	$1,394	$(1,530)	$—	$190,198
Year ended December 31, 2021
Allowance for credit losses	$15,982	$(9,158)	$—	$(193)	$6,631
Tax valuation allowance	$189,253	$1,273	$(192)	$—	$190,334

(1)
Represents write-offs of allowance for credit losses and foreign exchange adjustments.