Form 20-F
period 2024-12-31
UTSTARCOM HOLDINGS CORP.
filed 2025-04-25
CIK 1030471

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024.

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

NONE

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 9,156,634 ordinary shares, par value US$0.015 per share.

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

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2024, 2023 and 2022.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at the rate of RMB 7.2993 to $1.00, the noon buying rate on December 31, 2024, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. Key Information-D. Risk Factors-Risks Relating to Conducting Business in China-Fluctuation in the value of the RMB relative to the U.S. dollar could affect our operating results and may have a material adverse effect on your investment.”

This annual report also contains translations of certain Indian Rupee amounts into U.S. dollars at the rate of INR 85.55 to $1.00, the noon buying rate on December 31, 2024, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Indian Rupee or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Indian Rupee, as the case may be, at any particular rate or at all. Fluctuation in the value of the Indian Rupee may have a material adverse effect on your investment. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business-Currency rate fluctuations may adversely affect our cash flow and operating results.”

This annual report also contains translations of certain Japanese Yen amounts into U.S. dollars at the rate of JPY 157.37 to $1.00, the noon buying rate on December 31, 2024, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Japanese Yen or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Japanese Yen, as the case may be, at any particular rate or at all. Fluctuation in the value of the Japanese Yen may have a material adverse effect on your investment. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business-Currency rate fluctuations may adversely affect our cash flow and operating results.”

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

On June 24, 2011, we effected a merger, or the Merger, to reorganize the corporate structure of UTStarcom, Inc., a Delaware corporation incorporated in 1991, and its subsidiaries. The Merger resulted in shares of the common stock of UTStarcom, Inc. being converted into the right to receive an equal number of ordinary shares in our capital, which were issued by us in connection with the Merger. Following the Merger, UTStarcom, Inc. became our wholly owned subsidiary and we became the parent company of UTStarcom, Inc. and its subsidiaries. See “Item 4. Information on the Company-C. Organizational Structure” for a list of our subsidiaries. We, together with our subsidiaries, continue to conduct our business in substantially the same manner as was conducted by UTStarcom, Inc. and its subsidiaries. The transaction was accounted for as a legal re-organization of entities under common control. Accordingly, we have prepared our consolidated financial statements as if the current corporate structure had been in existence throughout all relevant periods. Our consolidated financial statements prior to the Merger reflect the financial position, results of operations and cash flows of UTStarcom, Inc. and its subsidiaries. Our consolidated financial statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 reflect our financial position, results of operations and cash flows.

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
•
Changes in government trade and other policies could limit the demand for our equipment and increase the cost of our equipment.
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

We reported a net loss of $4.4 million, $3.9 million and $5.0 million for the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024, we had $43.9 million in cash or cash equivalents. Our management considered our current financial status, business operation, market strategy, and product development in the twelve months following the issuance date of this report and believes that we will have sufficient liquidity to finance our anticipated operations, capital expenditure requirements and new business acquisitions and investments, as well as achieve projected cash collections from customers and contain expenses and cash used in operations over that period. However, we may not achieve such operating performance and our management expects to continue to implement our liquidity plans, including reducing operating expenses and improving cash collections and receivable turnover. If we cannot successfully implement our liquidity plans, it may be necessary for us to make significant changes to our business plans and strategy to maintain adequate liquidity. In addition, various other factors may negatively impact our liquidity, such as:

•
our inability to achieve planned operating results, which may increase liquidity requirements beyond those considered in our business plans;
•
our growth initiatives, which may increase liquidity requirements beyond those considered in our business plans;
•
changes in our business conditions or the financial markets that could limit our access to existing credit facilities or make new sources of financing more-costly or commercially unviable; and
•
changes in China’s currency exchange control regulations, which could limit our ability to access cash outside of China to meet liquidity requirements for our operations in China, or vice versa.

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

Although we have collaborated with Softbank since 2008, Softbank may not continue working with us in the future, whether due to changes in management preferences, business strategy, corporate structure or other factors. Softbank previously was one of our principal shareholders. On January 14, 2014, Softbank sold its entire stake in our Company, consisting of 4,883,875 (or 1,220,969 after reverse share split) ordinary shares. We repurchased 3,883,875 (or 970,969 after reverse share split) ordinary shares, and Shah Capital Opportunity Fund LP, one of our shareholders, purchased 1,000,000 (or 250,000 after reverse share split) ordinary shares, for a price of $2.54 (or $10.16 after reverse share split) per ordinary share. After the consummation of the transaction, Softbank was no longer a related party. Our net sales to Softbank totaled approximately $3.3 million and $3.7 million, respectively, representing approximately 30% and 23%, respectively, of our total net sales in 2024 and 2023. Our net sales to BSNL totaled approximately $3.5 million and $5.6 million, respectively, representing approximately 32% and 36%, respectively, of our total net sales in 2024 and 2023. We anticipate that our dependence on Softbank and BSNL will continue for the foreseeable future.

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

BSNL is UTStarcom’s long-time customer in India. In particular, our Company took on several major projects during the past few years involving the supply of telecom equipment, installation and commissioning, as well as annual maintenance contracts, and accumulated a significant amount of accounts receivable. The process of collecting payments from BSNL is taking longer than we had anticipated. As of December 31, 2024, the gross accounts receivable amount owed by BSNL to the Company was approximately $3.4 million (INR 0.3 billion).

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

UTStarcom and other equipment providers shipped substantial amounts of equipment to BSNL in 2018 to support BSNL’s network expansion. However, BSNL was delinquent in paying its suppliers as its financial condition deteriorated. We collected $11 million, $21 million, $35 million, $23 million and $10 million in 2019, 2020, 2021, 2022 and 2023. Further we collected about $6.4 million and $0.9 million in 2024 and in the first quarter of 2025, respectively. The gross accounts receivable due from BSNL is approximately $3.4 million as of the year end. As BSNL's operating status has not significantly improved, the timing of future payments is uncertain despite significant collections in 2024. See “Item 5-Operating and Financial Review and Prospect”.

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

Changes in government trade and other policies could limit the demand for our equipment and increase the cost of our equipment.

General trade tensions between the United States and China escalated beginning in 2018. Since 2018, the U.S. government imposed new or higher tariffs on specified imported products originating from China in response to what the U.S. government characterizes as unfair trade practices. The Chinese government responded to each of these rounds of U.S. tariff changes by imposing new or higher tariffs on specified products imported from the United States. On April 2, 2025, President Trump announced that the United States would impose a 10% tariff on all countries, effective on April 5, 2025, and individualized higher tariff rates on countries with which the United States has proportionately large trade deficits in goods, including, among others, a 34% additional tariff on goods imported from China that brings the total additional tariff rate levied on China since 2025 to 54%. Following that announcement, China and the United States sequentially imposed additional tariffs on each other, bringing the cumulative tariffs imposed on each other to over 100%. Other economies that are affected by increased tariffs by the United States are also considering imposing or increasing tariffs on goods from the United States. On April 9, 2025, President Trump announced a 90-day pause on the additional tariffs to other countries with the exception of China. As of the date of this annual report, there is still a high degree of uncertainty surrounding U.S. tariff policy, how it will be implemented, and how other countries will react to it. It also remains uncertain whether increased tariffs and trade tensions will create further disruptions and uncertainties to the international trade and lead to a downturn to the global economy.

On February 21, 2025, the White House released the “America First Investment Policy” memorandum, or the Investment Policy, which outlined several initiatives to restrict investments involving China. While legislative and regulatory actions are required to effect these proposed changes, the Investment Policy may expand enforcement against inbound investment from China to the United States by potentially implementing broader, sector-based restriction on PRC investments in the U.S., expanding CFIUS’ jurisdiction over greenfield investment by Chinese companies, and replacing open-ended mitigation agreements with mitigation agreements prescribing specific timeframes and concrete actions. Additionally, the Investment Policy proposes to create restrictions on U.S. investments in China additional to those already imposed under the Outbound Investment Rule, by potentially expanding industry sectors covered in sectors by existing U.S. outbound investment regulations, supplementing outbound investment restrictions with sanctions, and directing a review to suspend or terminate the 1984 United States-The People’s Republic of China Income Tax Convention. As the Investment Policy and its related legislative and regulatory proposals are still relatively new, it is unclear how these policies, and any future policies concerning investments between the U.S. and China, will be interpreted, amended and implemented by U.S. government authorities. These policies may restrict our ability to implement our investment strategy and could adversely affect our business and prospects.

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

Our business is subject to risk from changing foreign exchange rates as a substantial part of our business was conducted in a variety of currencies other than the U.S. dollar. In 2024, approximately 45% of our sales were made in India and denominated in Indian Rupee. The value of INR against the U.S. dollar and other currencies fluctuate and is affected by, among other things, changes in the respective country’s monetary or fiscal policies and political and economic conditions and supply and demand in local markets. Over the past three years, INR fluctuated about 11.1%, 0.6% and 2.9% against the U.S. dollar in 2022, 2023 and 2024 respectively. In addition, significant sales were denominated in Japanese Yen and most of our inventory purchases and operating expenses were denominated in Renminbi. Adverse movements in currency exchange rates may negatively affect our cash flow and operating results. In aggregate, we recorded a net loss of $0.7 million in 2022, a net gain of $1.9 million in 2023 and a net gain of $0.5 million in 2024 respectively. We currently do not use forward and option contracts to hedge against the risk of foreign currency rate fluctuation in the eventual net cash inflows and outflows resulting from foreign currency denominated transactions with customers, suppliers, and non-U.S. subsidiaries. We are limited in our ability to hedge our exposure to rate fluctuations in certain currencies, including the Renminbi and Indian Rupee, primarily due to governmental currency exchange control regulations that restrict currency conversion and remittance. As a result, fluctuations in foreign currencies may have a material impact on our business, results of operations and financial condition.

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

Transactions other than those that fall under the “current account” and that involve conversion of RMB or INR into foreign currency are classified as “capital account” transactions; examples of “capital account” transaction include repatriations of investment by or loans to foreign owners, or direct equity investments in a foreign entity by a China domiciled entity. In China, “capital account” transactions must be approved or registered with the relevant local branch of the State Administration of Foreign Exchange (“SAFE”) in China or processed by qualified banks pursuant to SAFE's delegated authority, in order to convert a remittance into a foreign currency, such as U.S. dollars, and transmit the foreign currency outside of China. In India, “capital account” transactions will be examined and approved by the Reserve Bank of India (“RBI”) to convert INR into a foreign currency, such as U.S. dollars, and transmit the foreign currency outside of India.

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

The industry in which we compete is moving towards aggressive assertion, licensing and litigation of patents and other intellectual property rights. From time to time, we have become aware of the possibility or have been notified that we may be infringing certain patents or other intellectual property rights of others. In 2024, we have not received such claim letter. Regardless of their merit, responding to such claims could be time consuming, divert management’s attention and resources and cause us to incur significant expenses. In addition, although some of our supplier contracts provide for indemnification from the supplier with respect to losses or expenses incurred in connection with any infringement claim, certain contracts with our key suppliers do not provide for such protection. Moreover, certain of our sales contracts provide that we must indemnify our customers against claims by third parties for intellectual property rights infringement related to our products. There are no limitations on the maximum potential future payments under these guarantees. Therefore, we may incur substantial costs related to any infringement claim, which may substantially harm our results of operations and financial condition.

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

From time to time, we make financial and/or strategic investments in third party businesses. We cannot be certain that such investments will be successful. In certain instances, we have lost part or all of the value of such investments, resulting in a financial loss and/or the loss of potential strategic opportunities. We recognize an impairment charge on our investment when a decline in the fair value of such investment below the cost basis is judged to be other-than-temporary. In making this determination, we review several factors to determine whether the losses are other-than-temporary, including but not limited to: (i) the length of time the investment was in an unrealized loss position, (ii) the extent to which fair value was less than cost, (iii) the financial condition and near term prospects of the issuer, and (iv) our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value. For the years ended December 31, 2024 and 2023, we recorded impairment charges of nil and nil related to investments, respectively. If we have to write down or write-off our investments, or if potential strategic opportunities do not develop as planned, our financial performance may suffer. Moreover, these investments are often illiquid, such that it may be difficult or impossible for us to monetize such investments.

We could incur asset impairment charges for long-lived assets or long-term investments, which could negatively affect our future operating results and financial condition.

As of December 31, 2024, we had long-lived assets. During 2024 we performed assessments for any possible impairment of long-lived assets and long-term investments for accounting purposes. We review the recoverability of the carrying value of long-lived assets held and used and long-lived assets to be disposed of whenever events or changes in circumstances indicate that the carrying value of the assets or asset groups may not be recoverable. Any such charge may adversely affect our operating results and financial condition.

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

In recent years, there have been outbreaks of health epidemics in China and globally. Our results of operations have been and may continue to be adversely and materially affected by epidemic diseasessuch as avian flu, H1N1 flu, SARS, COVID-19, or any other epidemic that harms the Chinese and global economy.

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

Since 2004, we have identified a material weakness in our internal control over financial reporting and have concluded that our internal controls over financial reporting were not effective as of December 31, 2024. The requirements of Section 404 of the Sarbanes-Oxley Act are ongoing and also apply to future years. We expect that our internal control over financial reporting will continue to evolve as we continue in our efforts to transform our business. Although we are committed to continue to improve our internal control processes and we will continue to diligently and vigorously review our internal control over financial reporting in order to ensure compliance with the Section 404 requirements, any control system, regardless of how well designed, operated and evaluated, can provide only reasonable, not absolute, assurance that its objectives will be met. In addition, successful remediation of the control deficiencies identified as of December 31, 2024 is dependent on our ability to hire and retain qualified employees and consultants. Therefore, we cannot be certain that in the future additional material weakness or significant deficiencies will not exist or otherwise be discovered. See “Item 15-Controls and Procedures” contained in UTStarcom Holdings Corp.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024”.

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

Moreover, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, financial condition and results of operations.

In particular, as a significant portion of our operations are conducted in the PRC, and are governed by PRC laws, rules and regulations, our PRC subsidiaries are subject to laws, rules and regulations applicable to foreign investment in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules and the enforcement of these laws, regulations and rules involve uncertainties. For example, on December 29, 2023, the Standing Committee of the National People’s Congress published the PRC Company Law (2023 Revision) (the “New Company Law”), which took effect on July 1, 2024. The New Company Law requires shareholders of a company to fully pay in their subscribed registered capital within five years of the establishment of the company. It also provides that companies established before the New Company Law comes into force with a term of capital contributions exceeding the aforementioned 5-year period shall adjust their schedule of capital contribution to meet the new requirements, unless otherwise provided by relevant laws and regulations or the State Council.

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

The interpretation, application and enforcement of the Trial Measures may be subject to changes. If the filing procedure with the CSRC under the Trial Measures is required for any future offerings, listing or any other capital raising activities, it is uncertain whether we could complete the filing procedure in a timely manner, or at all. Any failure to complete such filings may subject us to regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our ordinary shares.

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

On September 24, 2024, the State Council promulgated the Regulations on the Network Data Security Administration (the “Security Administration”), which came into effect from January 1, 2025. The Security Administration reiterates and refines the general regulations for cyber data processing activities and rules of personal information protection, important data security protection, cyber data cross-border transfer security management, and the responsibilities of online platform service providers. In particular, the Security Administration provides that network data processors conducting network data processing activities that affect or may affect national security must be subject to network data security review in accordance with relevant PRC regulations. In addition, network data processors processing personal information of over 10 million individuals shall fulfill certain requirements for processing important data and take certain precautionary measures, such as identifying important data and conducting annual risk assessment. Furthermore, the Security Administration allows network data processors to provide personal information overseas only if it is strictly necessary for fulfilling statutory obligations. The Security Administration also establishes certain obligations of online platform service providers, including offering users an option to turn off personalized recommendations. However, the Security Administration remains unclear on how it will be interpreted, amended and implemented by the relevant PRC governmental authorities, and it remains uncertain how PRC governmental authorities will regulate overseas listing in general and how we will be affected.

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

There remains uncertainty, however, as to how the Cybersecurity Review Measures, the Measures for the Security Assessment of Outbound Data Transfers and the Security Administration will be interpreted, and whether the PRC regulatory agencies, including the CAC, may adopt any other new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures, the Measures for the Security Assessment of Outbound Data Transfers and the Security Administration. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot guarantee, however, that we will not be subject to cybersecurity review or network data security review in the future. During such reviews, we may be required to suspend our operation or experience other disruptions to our operations. Cybersecurity review and network data security review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial conditions, and results of operations.

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

Over 2018 and 2019, RMB depreciated almost 5.7% and 1.23% against the U.S. dollar. Over 2020 and 2021, RMB rose almost 6.24% and 2.66% against the U.S. dollar. Over 2022, 2023 and 2024, RMB depreciated almost 8.72%, 2.72% and 2.85%. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. It is difficult to predict how market forces or PRC or U.S. government policy may affect the exchange rate between the RMB and the U.S. dollar in the future.

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

Direct foreign investments are subject to certain restrictions with respect to the operating of telecom and cable sectors. Under the “Telecommunications Regulations” issued by the State Council on September 25, 2000, firstly amended on July 29, 2014 and secondly amended on February 6, 2016, the “Provisions on Administration of Foreign Invested Telecommunications Enterprises” issued by the State Council on December 11, 2001, firstly amended on September 10, 2008, secondly amended on February 6, 2016, and thirdly amended on March 29, 2022, the “Notice of the Ministry of Industry and Information Technology on Removing the Restrictions on Foreign Equity Ratios in Online Data Processing and Transaction Processing (Operating E-commerce) Business” (Gongxinbutong [2015] No.196) issued by the Ministry of Industry and Information Technology on June 19, 2015, and Special Administrative Measures for Access of Foreign Investment (Negative List) (2024 Edition), issued by National Development and Reform Commission (“NDRC”), together with the PRC Ministry of Commerce the shareholding of foreign investors is limited to up to 49% for basic telecom business and up to 50% for almost all value-added telecom business, only e-commerce business, domestic multi-party, communication, store-and-forward and call center (our business not included) allows foreign equity to reach to 100%.

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

Entities affiliated with Tonghao (Cayman) Limited, or Tonghao Cayman, and the Smart Soho International Limited, or Smart Soho, and E-Town International Holding (Hong Kong) Co. Limited, or E-Town beneficially owned approximately 34%, 13%, and 10%, respectively, of our outstanding shares as of March 31, 2025. E-Town also has the right to designate a member of our Board of Directors. As a result, Tonghao, Smart Soho and E-Town have the ability to influence all matters submitted to our shareholders for approval, as well as our management and affairs. Matters that could require shareholder approval include:

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

Our networking technologies enable access, aggregation and transports of high-speed data, voice and video. The product lines include Converged Packet Transport (“CPT”), Disaggregated Router Platform, Packet Transport Network (“PTN”), Packet Aggregation Network (“PAN”), Wireline Broadband Access including Multi-Services Access Network (“MSAN”) and Fiber To The X (“FTTx”), Carrier Wi-Fi solution, and SDN controller.

UTStarcom is actively involved in new products and solutions developments in several key target areas including 5G/5G-Advanced mobile transport networks, disaggregated network platforms optimized for telecom market applications and requirements, and network synchronization. The new products and solutions utilize the experience and knowledge that we have accumulated over the years in our key areas of expertise including optical communications, broadband access technologies, as well as hardware and software design.

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

SkyFlux CPT Platform

The SkyFlux CPT is our next-generation communications platform that enables carriers to effectively manage the network resources and meet complex requirements of 5G/5G-Advanced mobile systems as well as of various other traditional and emerging applications by ensuring high performance, flexibility and efficiency. The SkyFlux platform combines Segment Routing over MPLS (SR-MPLS) and MPLS-TP tunneling, TDM-like Ethernet based on FlexE/G.mtn, highly accurate time synchronization, and SDN-based network intelligence into an efficient future-proof packet transport network. The platform provides support of high-speed interfaces up to 100GE/200GE/400GE, high port density, wide range of services including L2/L3VPN, and full set of carrier-class features: sub-50ms protection, OAM, QoS, hardware redundancy. On top of high switching capacity and performance, the platform offers such advanced features as hard and soft network slicing, extra-low forwarding latency with FlexE/G.mtn Cross-Connect feature, and very high time synchronization accuracy reaching 5ns TE accuracy – characteristics of a transport networks that are particularly important for efficient 5G/5G-Advanced mobile network deployments.

The platform was formally launched in 2020. Major products of the SkyFlux CPT platform include SkyFlux SPN805S, SkyFlux SPN803S, and the recent SkyFlux SPN310. The SkyFlux SPN805S and SkyFlux SPN803S modular routers offer high switching capacity, support of all advanced features of the CPT platform including SR, FlexE, network slicing, highly accurate synchronization. The SkyFlux SPN805S – a modular 5RU chassis-based platform optimized for high-capacity access and aggregation applications. The product offers 640Gbps switching capacity, 1GE/10GE/25GE/50GE/100GE interfaces, and full hardware redundancy for key components. The SkyFlux SPN803S is a compact modular 2RU chassis with power supply redundancy and 320Gbps switching capacity designed for high-capacity access applications. The SkyFlux SPN310 is a compact pizza-box/CPE platform designed for access applications. The SkyFlux SPN310 provides 16Gbps switching capacity, interfaces up to 10GE, and features high cost-efficiency. All the SkyFlux CPT products are suitable for 300mm depth rack installation common in networks of mobile operators.

The SkyFlux CPT platform successfully passed a complex and comprehensive set of tests and was approved for use on 5G mobile network of one of the major mobile operators in China. The Company was actively working in 2023-2024 on the development of new access and CPE products in the SkyFlux CPT portfolio to address the growing demand in Chinese market for this type of products. We are actively collaborating with our customers and partners in the region to drive the adoption of these products.

SkyFlux UAR Disaggregated Network Solution

Disaggregation of hardware and software in telecommunication networks, and more specifically in 5G/5G-Advanced transport networks, becomes an increasingly important technology. It has the potential to reduce capital expenses and operating expense of transport networks, while enabling the support of a variety of requirements in a flexible and cost-efficient manner. We leverage our expertise in telecom networks and carrier grade hardware and software design to answer growing market demand for higher openness, flexibility and improved cost-efficiency of telecom network infrastructure through the use of network disaggregation concept. UTStarcom have been actively working in this area in recent years, developing its own disaggregated network platform, and providing disaggregated network products development and integration services to its customers (including major telecom network operators).

In 2022, UTStarcom released its newest SkyFlux UAR Disaggregated Router platform that combines the strengths, flexibility, and low TCO benefits of modular chassis-based hardware platforms with all the advantages of the software-centric network disaggregation paradigm. The SkyFlux UAR Disaggregated Router platform is based on IP-MPLS and Segment Routing technologies with multiple advanced features (such as SR-MPLS, L2VPN/L3VPN/EVPN, OAM, protection, telemetry, IEEE1588v2 PTP, SyncE, QoS/H-QoS, etc.) adopted for the target applications including 5G/5G-Advanced transport network and others. The initial release of the platform included 3 chassis-based modular disaggregated routers (SkyFlux UAR400A-04X, SkyFlux UAR500A-08X, and SkyFlux UAR500B-12X) and the SkyFlux NOS Network Operating System. The SkyFlux UAR Disaggregated Router platform components can be integrated to work together and provided as a pre-integrated solution, or can be used separately for integration with compatible third party commercial or open-source components. While 5G/4G midhaul and backhaul are the primary targets application for the platform, it has a wider potential and can be efficiently applied to other applications and market segments, including broadband aggregation, metro access and aggregation networks, and others.

The Company collaborates with Guangdong Research Institute of China Telecom Co., Ltd., the professional technology research institution of China Telecom, one of the major telecom network operators in China, on the development of a disaggregated platform for 5G transport network of China Telecom, including the development of a chassis-based modular redundant disaggregated hardware platform based on the Intel x86 CPU and Broadcom DNX-series switch chip, implementation of hardware drivers and APIs, integration of ONIE (Open Network Install Environment) into the platform, and integration of certain UTStarcom software modules into the customer’s NOS. In 2022, as yet another milestone in this collaboration between the companies, UTStarcom won a request for proposal (“RFP”) aimed at expanding the capabilities of the platform, including the development of 3 new line cards for use with the white-box router platform. The Company finalized the development per RFP scope and passed final acceptance. In 2023, UT continued development of hardware platforms to support the vision of China Telecom Research Institute for the next gen 5G transport network. The second half of 2024 marked a major milestone in UTStarcom’s cooperation with China Telecom Research Institute and China Telecom – a win of a multi-million dollar China Telecom Research Institute RFP for manufacturing 5G transport network routers. The equipment is intended for use on China Telecom’s STN network – China Telecom’s metropolitan area network, which is crucial for supporting its 5G mobile network services, as well as enterprise, broadband, cloud and other services. The RFP covers the manufacturing of a substantial quantity of carrier-grade disaggregated routers hardware. The related frame agreements were signed in early 2025, and we expect to receive the purchase orders throughout 2025.

In 2022-2023 UTStarcom continued working with China Unicom Research Institute, a wholly owned subsidiary of China Unicom, one of the major mobile network operators (“MNO”) in China, on the cooperative development and field testing of an open and disaggregated network platform that is primarily intended to be used as a carrier-grade networking platform for the access segment of 5G transport network of China Unicom, which operates as IP RAN transport based on Segment Routing technology. Initial efforts in 2020-2021 were focused on the development of NOS (Network Operating System), which were concluded with a successful IOP (interoperability) testing with several 3rd party vendors, and a field trial on customer’s network in Guangdong Province, China. The NOS was designed to ensure openness and prevent vendor lock-in, supporting a variety of hardware implementations that can be based on certain Broadcom DNX series and Centec switching chips, Intel x86 and ARM CPU, non-redundant pizza-box as well as redundant chassis platforms. Following the completion of NOS v.1.x Phase 2 development announced earlier that covered many new features critical for the intended use case (SR-MPLS, EVPN, extended support of synchronization, OAM, etc.), in 2022 the Company won a new RFP from the customer for further NOS platform development: a v.2.x NOS development that covers such advanced features as SRv6 and the related protocol stack, as well as various NOS platform improvements & enhancements. In 2022 we also expanded the scope of cooperation with the customer to hardware platforms: we won the customer’s RFP for the disaggregated hardware platform development. Following the successful solution lab testing with China Unicom Research Institute that the Company passed earlier in 2023, UTStarcom also successfully completed field trials and interoperability tests by the end of 2023. In 2024, UTStarcom and China Unicom Research Institute set up a pilot transport network segment on the 5G network of China Unicom based on the jointly developed hardware platform and NOS. The pilot network segment successfully passed China Unicom’s tests, and has stayed in operation carrying live 5G network traffic of the operator.

Answering the market requirements for the industry migration from legacy rigid carrier networks towards DC-centric architectures in CSP metro transport networks, the Company in collaboration with Chinese universities engaged into the development project focused on the containerized modular SONiC-based NOS, compatible hardware router platform, along with the related network, service and resource orchestration. The Company finalized the development in 2023, and passed the acceptance in 2024.

As we observe increasing adoption of 5G network technology across various industries and mobile technology evolution to 5G-Advanced, carrier-class network solutions optimized for 5G/5G-Advanced transport applications become increasingly important, helping operators to reduce costs, improve control over the telecommunication platforms, and accelerate innovation. We believe we are well-positioned to capitalize on this opportunity, leveraging our expertise in carrier-class solutions design and strong customization design capabilities.

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

Along with the release of the new SkyFlux CPT platform in 2020, we released a dedicated version 3.2 of the SOO Station SDN Controller tightly coupled with the SkyFlux CPT platform and enhanced with the support of Segment Routing (“SR”), advanced Path Calculation Engine (“PCE”), Network Slicing and a number of advanced features. Used together with SkyFlux CPT, the solution creates an efficient networking platform optimized for the variety of modern applications including 5G/5G-Advanced midhaul and backhaul, edge data center / MEC interconnect networks, next generation metro aggregation. The SOO Station SDN Controller was tested together with SkyFlux CPT platform by one of the major mobile operators in China and approved for use on its 5G transport network.

In parallel, we continue the development and optimization of the SOO Station platform for use with our SkyFlux UAR & NOS Disaggregated Router platform and its intended applications. We plan to formally release the extended version of the controller in 2025, and explore the market for related opportunities moving forward.

The Company also actively works on expanding the scope and reach of our network control, management and intelligence solutions, including support of such advanced features as network and service orchestration, operation automation, resource management and control for the network/compute/storage infrastructure including the support of network virtualization, containerized network resource management, etc. Within the scope of these efforts, the Company in collaboration with Chinese universities engaged into the related product development that involved an Orchestrator, SDN Controller, Container Management & Control System applied to the

SONiC-based NOS and UT-developed hardware router platform. The Company finalized the development in 2023, and passed the acceptance in 2024.

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

The Next Generation Packet Transport Network (“NG-PTN”) portfolio offers some important improvements including highly efficient hardware and software architecture, high port density, high speed interfaces up to 100GE, low power consumption and overall capital and operating expense savings. The demand for bandwidth upgrade and 100GE interface support from operators has been supporting NG-PTN sales in recent years, and we continued shipping our 100GE-enabled NG-PTN products to meet the demand. This includes shipments of NetRing TN704E and expansion orders for TN705E, supplied for the 4G/5G network expansion of our customer in Europe in previous years. In 2024, UTStarcom completed the development of a customized version of the NG-PTN product, NetRing TN704ES, specifically tailored to better support the customer's future network expansion plans. We already received an initial order for TN704ES products and shipped the goods to the customer in 2024. We expect extension orders from our customers for our NG-PTN products including the new NetRing TN704ES in 2025.

The platforms and networks deployed by our customers are in active use and operation. We continue providing support to them, and expect renewal of annual maintenance contracts in 2025.

Network Synchronization

The SyncRing product family was specifically designed for highly accurate time and frequency synchronization over packet switched network based on PTP (IEEE1588v2) and Synchronous Ethernet technologies. The product family includes XGM Series grand master devices and XBC Series boundary clock switches centrally managed by our proven OMC-O NMS network management platform. The SyncRing solution is designed for the cluster distributed timing architecture, and is mainly aimed at mobile network operators due to its ability to meet the stringent synchronization accuracy requirements of LTE/LTE-A and 5G/5G-Advanced networks.

The SyncRing product portfolio includes SyncRing XGM Series outdoor Grand Master XGM30 (PRTC-B class T-GM), a new indoor Grand Master XGM30E released in 2023, and SyncRing XBC Series Boundary Clock XBC510 (T-BC Class A) and XBC340/XBC341 (T-BC Class B, Power over Ethernet “POE” support). The platform provides an excellent network clock and time synchronization solution for 4G/5G deployments.

The SyncRing solution has been deployed in the LTE mobile network of one of the largest Mobile network operators (“MNO”) in Japan since 2017 with multiple expansion orders and volume shipments of SyncRing products to our customer in 2019 and 2020. In 2024 we continued providing technical support services to the customer. With global adoption of 5G technology and the beginning of 5G-Advanced networks deployment, we expect further orders of the 5G-ready SyncRing Grand Masters and Boundary Clocks switches. We also pro-actively exploring China market for new customers and related opportunities presented by fast rollout of 5G networks in this market.

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

Another integral part of our Wireline Broadband Access portfolio, FTTx (Fiber to the X), is represented by a range of OLT and ONT products, designed for delivery of high-speed voice, data and video services to residential and business subscribers. The FTTx solution was deployed in our key broadband market in India following orders received in 2019 and 2020. Currently we are exploring opportunities related to emerging FTTR (Fiber to the Room) technology in the Chinese broadband market.

Our Broadband Core solutions such as IMS (IP Multimedia Subsystem) and SSTP (Signaling Transfer Point) are deployed as a part of operators’ broadband core and enable them to provide a number of services to their end customers, as well as to monetize their broadband network infrastructure. The deployed platforms are in active use by our customers, we received multiple expansion orders for IMS in 2022-2024, and we expect to receive further expansion orders in 2025 to meet operators’ needs for increasing broadband customers’ demands.

We continue exploring markets globally for the related opportunities, and providing support and maintenance services to our customers that use our broadband solutions.

MARKETS AND CUSTOMERS

The table below describes net sales by geographic region for the fiscal years ended December 31, 2024, 2023 and 2022.

	Years Ended December 31,
		% of net		% of net		% of net
	2024	Sales	2023	Sales	2022	Sales
	(in thousands, except percentages)
Net Sales by Region
China	$2,084	19%	$2,577	16%	$1,735	12%
India	4,893	45%	8,268	53%	7,152	51%
Japan	3,901	36%	4,908	31%	5,165	37%
Total	$10,878	100%	$15,753	100%	$14,052	100%

Our products and services are used primarily in Asia. In 2024, 2023 and 2022, India market represents 45%, 53% and 51% of our net sales, respectively. Japan market represents 36%, 31% and 37% of our net sales in 2024, 2023 and 2022, respectively.

Our key target geographical markets for the deployment of our optical networking and broadband infrastructure products are India, Japan, and China. We believe these geographical markets provide a significant opportunity given their strong consumer demand for new broadband services and ongoing upgrades of telecom infrastructure.

We have observed consistently high interest in our products in the India market. We see potential for growth there for many of our product lines including optical transport and aggregation, fixed and wireless broadband access. Provided geopolitical tensions between China and India, we are exploring options to keep supply of our products to India to meet the demand for project upgrade and expansion.

Japan has been one of our key markets for years, boasting some of our largest network deployments. We continue providing technical support and maintenance services to our existing customers.

China market, with its large population and rapid industry growth, quick development of telecom infrastructure especially rollouts of 5G mobile networks, and Information and Communications Technology (ICT) digitalization, represents a strong potential for our sales expansion. We focus our sales efforts on promotion of networking solutions for 5G/5G-Advanced and Internet of Things (IOT), and see growing interests and demands for our latest products and solutions in the territory.

On top of our traditional geographical markets, we are exploring other markets globally to offer and bring our cutting-edge telecommunication solutions to new customers.

A significant portion of our net sales is derived from a Japanese customer, Softbank, which is also one of our former shareholders. In 2024, our net sales to Softbank totaled approximately $3.3 million, representing approximately 30% of our total net sales. In 2023, our net sales to Softbank totaled approximately $3.7 million, representing approximately 23% of our total net sales. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business-We rely on a Japanese customer and an Indian customer for a significant portion of our net sales. Any deterioration of our relationship or any interruption to our ongoing collaboration with this customer may significantly harm our business, financial condition and results of operations.” Another significant portion of our net sales is derived from an India customer, BSNL. In 2024, our net sales to BSNL totaled approximately $3.5 million, representing approximately 32% of our total net sales. In 2023, our net sales to BSNL totaled approximately $5.6 million, representing approximately 36% of our total net sales. In the third quarter of 2019, BSNL delayed payment on a large receivable. We have received partial payment at the end of 2019 and in 2020, 2021, 2022, 2023, 2024 and Q1 2025. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business.”

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

OPERATIONS

Sales, Marketing and Customer Support

We pursue a direct sales and marketing strategy, alongside OEM/ODM partnerships, targeting sales to and partnerships with telecommunications operators, research institutions, solution providers, and equipment distributors across China, Japan, India, and South Asia. We maintain sales and customer support sites in China, Japan and India. Our customer service operations in Hangzhou and Chengdu, China, serve as both a technical resource and liaison to our product development organization.

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

In the past we have made, and expect to continue to make, significant investments in research and development. For the years ended December 31, 2024, 2023 and 2022 our R&D expenses totaled $5.1 million, $5.9 million, and $4.8 million, respectively.

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

In November 2010, we entered into a lease agreement for our office in Tokyo, Japan. Under the term, we have leased over 500 square meters of gross floor area and we extend the lease period every two years. The current lease agreement has been renewed for another two years in November 2023. In July 2016, we entered into a new lease agreement for our office facilities in Hangzhou, China, and later we expanded the lease area with the same landlord. Under the term of these lease agreements, we have leased 15,925 square meters (approximately 171,417 square feet) of gross floor area, through July 31, 2021. In August 2021, we renewed lease agreement and leased 14,405 square meters (approximately 154,998 square feet) of gross floor area, which extends 5 years to 2026. In December 2022, we reduced the gross floor area to 11,674 square meters (approximately 125,662 square feet). We believe our facilities are suitable and adequate to meet our current needs.

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

Investments

In October 2004, we invested $3.0 million in Series D preferred convertible stock of GCT Semiconductor, Inc., or GCT, which designs, develops and markets integrated circuit products for the wireless communications industry. This investment represents approximately a 0.2965% interest in GCT. This investment is accounted for using the cost method. We assess the fair value at every year-end. In 2012 and 2016, we recorded $2.1 million and $0.8 million investment impairment, respectively. As of December 31, 2016, the book value of the investment was zero. On March 26, 2024, GCT announced that it became a publicly traded company after completing business combination with Concord Acquisition Corp III and commenced trading on NYSE under ticker symbol "GCTS" starting March 27, 2024. With the adoption of ASC 321, the Company recorded the investment of GCT, an investment in privately held company with no readily determinable fair values, using the measurement alternative at cost less impairment before GCT becoming publicly traded. The Company discontinued using the measurement alternative upon GCT becoming publicly traded, when the investment has readily determinable fair values as quoted by market exchanges, and remeasured the investment at fair value with changes in fair value recorded in earning. As of December 31, 2024, fair value of the equity securities in GCT was $0.2 million, included in short-term investments depending upon management’s intentions for trading. Changes in fair value gain of $0.2 million was recorded for the year ended December 31, 2024, included in Other income (expense), net.

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

The comparison of 2023 and 2022 financial positions and results of operations and related discussions was in “Item 5—Results of Operations” included in the annual report for the year ended December 31, 2023 on Form 20-F, which was not incorporated in this annual report.

Net Sales

	Years Ended December 31,
		% of		% of
Net Sales by Segment	2024	Net Sales	2023	Net Sales
	(in thousands, except percentages)
Equipment	$1,406	13%	$4,594	29%
Services	9,472	87%	11,159	71%
Total	$10,878	100%	$15,753	100%
Net Sales by Region
China	$2,084	19%	$2,577	16%
India	4,893	45%	8,268	53%
Japan	3,901	36%	4,908	31%
Total	$10,878	100%	$15,753	100%

Fiscal 2024 vs. 2023

Net sales decreased by 30.9% to $10.9 million for 2024 as compared to $15.8 million for 2023.

Sales from equipment were $1.4 million for 2024, a decrease of $3.2 million compared to $4.6 million for 2023. The decrease was primarily due to decreased revenue from customers in India.

Sales from services were $9.5 million for 2024, a decrease of $1.7 million compared to $11.2 million during 2023. The decrease was mainly due to the completion of current projects, no new major projects in India, and decreased revenue from customers in China.

Cost of Net Sales

	Years Ended December 31,
		% of		% of
Cost of Net Sales by Segment	2024	Net Sales	2023	Net Sales
	(in thousands, except percentages)
Equipment	$1,223	87%	$3,666	80%
Services	6,749	71%	7,697	69%
Total	$7,972	73%	$11,363	72%

Cost of net sales consists primarily of material and labor costs associated with manufacturing, assembly and testing of products, costs associated with installation and customer training, warranty costs, fees to agents, inventory and contract loss provisions and related overhead. Cost of net sales also includes import taxes and tariffs on components and assemblies.

Fiscal 2024 vs. 2023

Cost of net sales was $8.0 million, or 73% of net sales for 2024 compared to $11.4 million, or 72% of net sales, for 2023. The cost of net sales percentage in 2024 was higher due to higher fixed cost with lower revenue.

Cost of net sales from equipment was $1.2 million, or 87% of net equipment sales, for 2024, compared to $3.7 million, or 80% of net equipment sales for 2023.

Cost of net sales from services were $6.8 million, or 71% of net sales from services, for 2024, compared to $7.7 million, or 69% of net sales from services for 2023.

Gross Profit

	Years Ended December 31,
		Gross Profit		Gross Profit
Gross profit by Segment	2024	%	2023	%
	(in thousands, except percentages)
Equipment	$183	13%	$928	20%
Services	2,723	29%	3,462	31%
Total	$2,906	27%	$4,390	28%

Our gross profit has been affected by changes in average selling prices, material costs, product mix, the impact of warranty charges and contract loss provisions, as well as inventory reserves. Inventory reserves was $0.1 million and $0.1 million for 2024 and 2023, respectively. Our gross profit, as a percentage of net sales, varies among our product families. We expect that our overall gross profit, as a percentage of net sales, will fluctuate in the future as a result of shifts in product mix and stages of the product life cycle.

Fiscal 2024 vs. 2023

Gross profit was $2.9 million, or 27% of net sales, for 2024, compared to gross profit of $4.4 million, or 28% of net sales, for 2023.

Sales of equipment had a gross profit of $0.2 million, with a gross profit margin of 13%, for 2024, as compared to a gross profit of $0.9 million, with a gross profit margin of 20% for 2023. The decrease in gross profit margin was attributed to a lower equipment revenue in 2024.

Sales of service earned a gross profit of $2.7 million, or 29% of net sales of services for 2024, compared to a gross profit of $3.5 million, or 31% of net sales of services, for 2023.

Operating Expenses

The following table summarizes our operating expenses:

	Years Ended December 31,
		% of		% of
	2024	Net Sales	2023	Net Sales
	(in thousands, except percentages)
Selling, general and administrative	$5,152	47%	$5,318	34%
Research and development	5,085	47%	5,881	37%
Total operating expenses	$10,237	94%	$11,199	71%

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

Selling, General and Administrative

Fiscal 2024 vs. 2023

SG&A expenses were $5.1 million for 2024, a decrease of 3.1%, or $0.2 million, as compared to $5.3 million for 2023. The decrease was mainly attributable to decreased personnel cost as a result of the reduction of personnel.

Reversals of credit losses were approximately $0.04 million for 2024, a decrease of 97.0%, or $1.2 million, as compared to $1.3 million for 2023.

Research and Development

Fiscal 2024 vs. 2023

R&D expenses were $5.1 million in 2024, a decrease of 13.5%, or $0.8 million, compared to $5.9 million in 2023. The decrease was mainly due to the completion of current projects and continued tight cost controls.

Stock-based Compensation Expense

The following table summarizes the stock-based compensation expense in the Company's Consolidated Statements of Comprehensive Loss:

	Years Ended December 31,
	2024	2023	2022
	(in thousands)
Cost of net sales	$—	$28	$97
Selling, general and administrative	117	151	258
Research and development	—	114	248
Total	$117	$293	$603

As of December 31, 2024, there was approximately $0.1 million of total unrecognized compensation cost, as measured, related to unvested stock options and restricted stock and restricted stock units. This cost is expected to be recognized over a weighted-average period of 0.11 years.

Fiscal 2024 vs. 2023

Stock-based compensation expense was $0.1 million in 2024, decreasing 60.1%, or $0.2 million, compared to $0.3 million in 2023. The decrease was primarily due to lower employee participation stock-based compensation in 2024.

Interest Income

Fiscal 2024 vs. 2023

Interest income was $2.8 million and $2.2 million for 2024 and 2023, respectively. The increase was mainly due to higher interest income in China.

Other Income (Expense), Net

Fiscal 2024 vs. 2023

Other income, net was $0.9 million for 2024 and primarily consisted of a $0.5 million gain from the appreciation of U.S. dollar against Renminbi.

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

Fiscal 2024 vs. 2023

Income tax expense was $0.7 million in 2024, compared to $1.3 million of income tax expense in 2023. The fluctuation was primarily due to the significant change of income before income taxes in India. Our overall effective tax rate was -19% in 2024, compared to -49% in 2023, primarily due to the fluctuations of income before income taxes between the years.

Net Loss

As a result of the foregoing, net loss was $4.4 million, $3.9 million and $5.0 million in 2024, 2023 and 2022, respectively.

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

B.
Liquidity and Capital Resources

Contractual Obligations and Other Commercial Commitments

The following table summarizes our significant contractual obligations as of December 31, 2024:

	Payments Due by Period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
	(in thousands)
Outstanding letters of credit	$9,230	$6,824	$480	$1,820	$106
Purchase commitments	331	331	—	—	—
Capital commitments	29	29	—	—	—
Lease liabilities	1,588	1,184	404	—	—
Total	$11,178	$8,368	$884	$1,820	$106

Letters of credit

We issue standby letters of credit primarily to support international sales activities outside of China and in support of purchase commitments. When we submit a bid for a sale, often the potential customer will require that we issue a bid bond or a standby letter of credit to demonstrate our commitment through the bid process. In addition, we may be required to issue standby letters of credit as guarantees for advance customer payments upon contract signing or performance guarantees. As of December 31, 2024, our outstanding letters of credit approximated $9.2 million. These balances are included in Short-term restricted cash and Long-term restricted cash.

Purchase commitments

We are obligated to purchase raw materials and work-in-process inventory under various orders from various suppliers. If we fail to fulfill the contracts, it will have adverse consequences materials to our operations or financial condition. On December 31, 2024, the Company had outstanding purchase commitments, including agreement that are non-cancelable approximately $0.3 million.

Capital commitments

The Company’s capital commitments are related to commitments in connection with its ERP replacement implementation project, total capital commitments contracted but not yet reflected in the financial statements amounted to approximately $0.03 million as of December 31, 2024. All of the commitments are to be fulfilled within one year.

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

Uncertain tax positions

As of December 31, 2024, we had $3.2 million of gross unrecognized tax benefits, of which $0.5 million related to tax benefits that, if recognized, would affect the annual effective tax rate. The remaining $2.7 million gross unrecognized tax benefits, if recognized, would affect certain deferred tax assets and federal tax benefit of state income tax.

The following table sets forth a summary of our cash and cash equivalents and restricted cash as of the dates indicated.

	December 31,	December 31,
	2024	2023	Change
	(in thousands)
Cash and cash equivalents	$43,913	$49,968	$(6,055)
Restricted cash	9,230	9,679	(449)
Total	$53,143	$59,647	$(6,504)

The following table sets forth a summary of our cash flows for the periods indicated:

	Years Ended December 31,
	2024	2023
	(in thousands)
Cash used in operating activities	$(4,457)	$(4,478)
Cash used in investing activities	(158)	(255)
Cash provided by financing activities	—	4
Effect of exchange rate changes on cash and cash equivalents	(1,889)	(2,483)
Net decrease in cash, restricted cash and cash equivalents	$(6,504)	$(7,212)

Cash and cash equivalents, consisting primarily of bank deposits and money market funds, are recorded at cost which approximates fair value because of the short-term nature of these instruments. As of December 31, 2024, cash and cash equivalents of approximately $17.0 million, $17.2 million, $4.2 million and $5.3 million were held by our subsidiaries in India, China, Japan and the U.S., respectively.

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

2024 Cash Flows

Net cash used in operating activities during 2024 was $4.5 million. During the year ended December 31, 2024, our operating activities were significantly affected by the following:

•
Net loss of $4.4 million adjusted by non-cash charges items, mainly including $0.3 million of depreciation, $1.1 million of lease amortization, $0.1 million of share-based compensation, $0.2 million of deferred income taxes and $0.1 million of inventory write-downs, partially offset by $0.2 million of changes in fair value for trading securities investment.
•
Changes in operating assets and liabilities used net cash of $1.6 million. The cash outflow included $0.7 million from prepaid and other assets, $1.0 million from accounts payable, $1.4 million from inventory and deferred cost, $0.3 million from income tax payable and $2.3 million from other liabilities, partially offset by cash inflow included $3.6 million from accounts receivable and $0.5 million from customer advances.

Net cash used in investing activities during 2024 was $0.2 million, mainly for cash outflow of $0.2 million for the purchases of property, plant and equipment.

Net cash provided by financing activities during 2024 was nil. See Note 5 to our Consolidated Financial Statements included under Part III, Item 18 of this Annual on Form 20-F for additional discussion.

2023 Cash Flows

Net cash used in operating activities during 2023 was $4.5 million. During the year ended December 31, 2023, our operating activities were significantly affected by the following:

•
Net loss of $3.9 million adjusted by non-cash charges items, mainly including $0.2 million of depreciation, $1.2 million of lease amortization, $0.3 million of share-based compensation, $0.3 million on deferred income taxes and $0.1 million of inventory write-downs, partially offset by $1.3 million of recovery of credit losses.
•
Changes in operating assets and liabilities used net cash of $1.4 million. The cash outflow included $0.9 million from prepaid and other assets, $5.0 million from accounts payable and $0.9 million from other liabilities, partially offset by $4.8 million from accounts receivable, $0.3 million from inventory and deferred cost, $0.2 million from income tax payable and $0.1 million from customer advances.

Net cash used in investing activities during 2023 was $0.3 million, mainly for cash outflow of $0.3 million for the purchases of property, plant and equipment.

Net cash provided by financing activities during 2023 was immaterial. See Note 5 to our Consolidated Financial Statements included under Part III, Item 18 of this Annual on Form 20-F for additional discussion.

Accounts Receivable, Net

Accounts receivable decreased by $3.6 million to $4.8 million as of December 31, 2024 from $8.4 million as of December 31, 2023. As of December 31, 2024, our allowance for credit losses was $1.3 million on gross receivable of $6.1 million. The significant decrease in accounts receivable and related allowance for credit losses was due to collections from India in 2024. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business.”

Inventories and Deferred Costs

The following table summarizes our inventories and deferred costs:

	December 31,	December 31,	Increase/
	2024	2023	(Decrease)
	(in thousands)
Inventories:
Raw materials	$840	$124	$716
Work in process	589	85	504
Finished goods	506	586	(80)
Total Inventories	$1,935	$795	$1,140
Deferred costs	$272	$91	$181

Inventories consist of product held at our manufacturing facility and warehouses, as well as finished goods at customer sites for which the customer has taken possession, but based on specific contractual terms, title has not yet passed to the customer. Finished goods at customer sites were nil and nil as of December 31, 2024 and 2023 respectively.

There were no significant inventory write-offs in 2024, 2023 and 2022.

The deferred cost balance is the unamortized cost of post-contract customer support over a period of time of certain legacy contracts and we amortize the deferred revenue and related costs of goods sold over the post-contract support period.

LIQUIDITY

We recorded net loss of $4.4 million and an operating loss of $7.3 million for the year ended December 31, 2024. We recorded net loss of $3.9 million and operating loss of $6.8 million for the year ended December 31, 2023. Our accumulated deficit increased from $1,255.1 million as of December 31, 2023 to $1,259.4 million as of December 31, 2024.

Net cash used in operating activities were $4.5 million in 2024 and $4.5 million in 2023 respectively. As of December 31, 2024, we had cash and cash equivalents of $43.9 million, of which $17.2 million was held by our subsidiaries in China. The amount of cash available for transfer from the PRC subsidiaries for use by our non-PRC subsidiaries is limited both by the liquidity needs of the subsidiaries in China and by PRC-government mandated limitations including currency exchange controls on transfers of funds outside of China.

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

We have utilized and will continue to utilize the products and services of third parties to enhance our platform of technologies and services to provide competitive and diverse IP-based network solutions to our users. In addition, we plan to continue to expand our technologies, products and services through products and services developed internally. We will seek to continually improve and enhance our existing services to respond to rapidly evolving competitive and technological conditions. For the years ended December 31, 2024, 2023 and 2022 we spent $5.1 million, $5.9 million, and $4.8 million, respectively, on R&D activities. R&D expenses are expensed as incurred.

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

Allowances

Allowance for credit losses:

We make estimates of the lifetime expected credit losses for accounts receivable with similar risk characteristics on a pool basis. For each pool, we first estimate its recovery period based on relevant historical accounts receivable collection information, and then we estimate the credit allowances based on the recovery period, the historical distribution of each aging bucket, and the impact of macroeconomic factors. Expected credit losses are recorded as selling, general and administrative expenses in the consolidated statements of comprehensive loss. Changes in these estimates and assumptions could materially affect the credit losses. See Item 5 for information regarding Allowance for credit losses.

Valuation of inventory:

Inventories are stated at the lower of cost and net realizable value. We continually monitor inventory valuation for potential losses and obsolete inventory at our manufacturing facilities as well as at customer sites. Adjustments are recorded to write down the cost of inventory to estimated net realizable value, which is dependent upon the factors such as inventory aging, historical and forecasted consumer demand, and market conditions that impact pricing. Write-downs are recorded in cost of revenues in our consolidated statements of comprehensive loss. See Item 5 for information regarding Inventory reserve.

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

As of and during the year ended December 31, 2024, we had no off-balance sheet arrangements.

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

Name	Age	Position
Hua Li	41	Chief Executive Officer and Board Director
Danjun (Dan) Xie	53	Chief Financial Officer
Lingrong Lu	52	Chief Technology Officer
Yinghua (Ellen) Chen	54	Chief Human Resources Officer
Ning Shan	61	Chairman of Board of Directors
Sean Shao	68	Independent Director
Hao Zheng	39	Independent Director
Yong Wang	56	Independent Director

Biographical Information

Mr. Hua Li joined the Company as Chief Executive Officer on June 16, 2021, and assumed the role of a Director of the Board of Directors on January 1, 2022. He is currently a Legal Representative and Executive Director of Byzoro Networks Ltd. Mr. Li brings nearly nine years of business and management experience. He previously served as the General Manager of Hangzhou Yi Yi Tai Di Information Technology Co., Ltd. Prior to that, Mr. Li served as the Deputy General Manager of Jiangsu Tongding Broadband Co., Ltd. Before that, he served as Beijing office director of Jiangsu Tongding Optoelectronic Co., Ltd. He was awarded the senior engineer qualification by Zhejiang Software Industry Association in 2021. Mr. Li obtained his undergraduate diploma from Nanjing University of Technology through Online education in 2021.

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

Mr. Ning Shan has served as our chairman of the board since May 2021. Mr. Shan brings more than forty years of experience in Telecommunication and Engineering Industries. He has held senior management positions in various entities, including Beijing Design Institute of Ministry of Post and Telecommunication, Design Institute of CMCC Group, Datang Telecom Technology Industry Group. Before joining UTStarcom, he served as Vice Chairman of Hangzhou Yi Yi Tai Di Information Technology Co., Ltd. Mr. Shan

received a bachelor’s degree in Telecommunications Engineering from Changchun College of Telecommunication (Jilin University) in 1984. He received an MBA degree in Information Communication Management from Norwegian BI and Fudan University in 2004 and received an EMBA degree from HEC Paris in 2007.

Mr. Sean Shao has served as an independent director and chairman of the audit committee of UTStarcom Holdings Corp. since October 2012 and the chairman of the compensation committee of UTStarcom Holdings Corp. since September 2019. He also serves as an independent director and chairman of the audit committee of 21Vianet Group, Inc. since August 2015, and an independent director and chairman of the compensation committee of Luckin Coffee Inc. since September 2020 and as independent director and chairman of the audit committee from May 2019 to July 2020, respectively. Mr. Shao has also served as an independent director of Whirlpool (China) Co., Ltd., a provider of laundry and kitchen equipment and solutions listed on SSE (600983), since May 2024. He served as the chief financial officer and a Board member of Trina Solar Limited from 2006 to 2008 and from 2015 to 2017, respectively. In addition, Mr. Shao served from 2004 to 2006 as the chief financial officer of ChinaEdu Corporation and of Watchdata Technologies Ltd. Prior to that, Mr. Shao worked at Deloitte Touche Tohmatsu CPA Ltd. for approximately a decade. Mr. Shao received his master’s degree in health care administration from the University of California at Los Angeles in 1988 and his bachelor’s degree in art from East China Normal University in 1982. Mr. Shao is a member of the American Institute of Certified Public Accountants.

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

B. Compensation

Compensation of Directors and Executive Officers

In 2024, we paid an aggregate of $459,983 in cash compensation and granted 42,864 restricted shares under our 2017 Plan to our directors and executive officers. In 2023, we paid an aggregate of $485,650 in cash compensation and granted 30,078 restricted shares under our 2017 Plan to our directors and executive officers.

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

As of December 31, 2024, 371,237 shares underlying options and restricted stock awards and units were outstanding.

The following table summarizes significant ranges of outstanding and exercisable stock options as of December 31, 2024:

			Weighted
		Number of shares	Average	Weighted	Number of shares	Weighted
Range of		Outstanding	Remaining	Average	Exercisable	Average
Exercise Prices		as of 12/31/2024	Contractual Term	Exercise Price	as of 12/31/2024	Exercise Price
$4.28	$4.28	190,194	3.92	$4.28	190,194	$4.28
$4.56	$4.56	123,427	2.92	$4.56	123,427	$4.56

As of December 31, 2024, we had total unvested restricted stock awards of 57,616 shares, with a weighted average grant date fair value of $2.91.

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

Board Diversity

Board Diversity Matrix
Country of Principal Executive Offices:		People’s Republic of China
Foreign Private Issuer		Yes
Disclosure Prohibited Under Home Country Law		No
Total Number of Directors		5

	As of April 29,2024					As of April 25,2025
Total number of directors			5					5
					Did Not					Did Not
				Non-	Disclose				Non-	Disclose
	Female	Male		Binary	Gender	Female	Male		Binary	Gender
Part I: Gender Identity
Directors	N/A	5		N/A	N/A	N/A	5		N/A	N/A
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction		1					1
LGBTQ+		0					0
Did Not Disclose Demographic Background		0					0

D. Employees

As of December 31, 2024, we had approximately 219 full-time employees worldwide. From time to time, we also employ part-time employees and hire contractors. Our employees are not represented by any collective bargaining agreement and we have never experienced a work stoppage. We believe that we have good employee relationships. We have not experienced significant change in the number of employees in fiscal year 2024.

The following table sets forth information regarding our staff as of December 31, 2024:

Manufacturing and supply chain	70
Research and development	78
Marketing, sales and support	40
Administration and other support	31
Total	219

E. Share Ownership

The following table sets forth certain information with respect to beneficial ownership of our ordinary shares as of March 31, 2025 by:

•
Each current director;
•
Each current executive officer;
•
All of our current directors and executive officers as a group; and
•
Each person who is known to us to beneficially own more than 5% of our ordinary shares.

The percentage of shares beneficially owned and votes held by each listed person is based upon 9,470,255 ordinary shares outstanding as of March 31, 2025 together with options that are exercisable within 60 days from March 31, 2025 and shares issuable upon vesting of restricted shares within 60 days from March 31, 2025 for each shareholder. Beneficial ownership is determined in accordance with the rules of the SEC.

	Shares	Percent of
	Beneficially	Total
Name and Address of Beneficial Owner(1)	Owned (2)(5)	Outstanding (2)
Directors and Executive Officers
Hua Li	*	*
Danjun (Dan) Xie	*	*
Lingrong Lu	*	*
Yinghua (Ellen) Chen	*	*
Ning Shan	*	*
Sean Shao	*	*
Yong Wang	*	*
Hao Zheng	*	*
All current directors and executive officers as a group	97,882	1.03%
Principal Shareholders
Tonghao (Cayman) Limited	3,175,000	33.53%
The Smart Soho International Limited(3)	1,250,000	13.20%
E-Town International Holding (Hong Kong) Co. Limited(4)	946,969	10.00%
Talent Transmission, Ltd.(3)	679,689	7.18%

* Less than 1%

(1)
Unless otherwise indicated, the address for all beneficial owners is c/o 4th Floor, South Wing, 368 Liuhe Road, Binjiang District, Hangzhou, P.R. China.
(2)
The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of March 31, 2025. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. Shares subject to options which are exercisable within 60 days of March 31, 2025 and shares underlying restricted share units that will vest within 60 days of March 31, 2025 are deemed to be outstanding and to be beneficially owned by the person holding such options or restricted share units for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person.
(3)
Shares information was from the latest available 13D on SEC website.

(4)
Information based on Schedule 13D, Amendment No. 1, jointly filed with the SEC on October 1, 2010 by E-Town and BEIID. As the parent company of E-Town (Hong Kong), BEIID has the power to direct the vote of the 3,787,878 (or 946,969 after reverse share split) shares and the disposition of the shares of 3,787,878 (or 946,969 after reverse share split) held by E-Town. The address of the principal business office of BEIID and E-Town is 23th-25th Floor, Tower A, Yicheng Fortune Center No. 22, Ronghua Middle Road, Beijing Economic-Technological Development Area, Beijing, PRC.
(5)
On June 28, 2022, we effected a one-for-four reverse share split of our ordinary shares. As a result, our authorized share capital was amended by the consolidation of 250,000,000 ordinary shares of US$0.00375 par value each into 62,500,000 ordinary shares of US$0.015 par value.

None of the shareholders known by us to beneficially own 5% or more of our outstanding shares as of March 31, 2025 have voting rights that are different from the voting rights of our other shareholders.

To our knowledge, except as disclosed above, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal person or persons, severally or jointly.

To our knowledge, there are no arrangements the operation of which may at a subsequent date result in us undergoing a change in control.

As of March 31, 2025, our directors and executive officers held options to purchase an aggregate of 30,999 ordinary shares under our existing equity incentive plans. The per share exercise prices of these options held by our directors and executive officers were $4.28, $4.56, respectively. And the expiration dates of such options are on November 30, 2027 and November 30, 2028, respectively. In addition, as of March 31, 2025, our directors and executive officers held 64,176 restricted shares, and 2,707 restricted share units issuable upon vesting.

F. Disclosure of A Registrant’s Action to Recover Erroneously Awarded Compensation

Not Applicable.

ITEM 7-MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.
Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees-E. Share Ownership.”

B.
Related Party Transactions

On September 3, 2019, Tonghao Cayman acquired an additional 2,300,000 ordinary shares from the Company’s former shareholders and became the largest shareholder of the Company. Tongding Interconnection Information Co., Ltd. (“TDI”) is the parent company of the Tonghao Cayman, and Byzoro Networks Ltd. ("Byzoro") is a wholly owned subsidiary of TDI. In 2024 and up to the date of this annual report, the Chief Executive Officer and Director of the Company also served as an Executive Director and Legal Representative of Byzoro, thereby establishing Byzoro as a related party during the same year.

The Company recognized revenue for providing processing services to Byzoro in the amount of $7 thousand, nil and nil in 2024, 2023 and 2022, respectively. The Company recognized revenue for providing purchase agent services to Byzoro in the amount of $32 thousand, nil and nil in 2024, 2023 and 2022, respectively. As of December 31, 2024, 2023 and 2022, amounts due to Byzoro included in customer advances was $0.3 million, nil and nil, respectively.

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

	High	Low
Annual highs and lows
2020	$11.80	$3.28
2021	$9.36	$3.00
2022	$5.00	$2.44
2023	$5.03	$3.10
2024	$3.43	$2.20
Quarterly highs and lows
Second Quarter 2023	$4.40	$3.25
Third Quarter 2023	$4.15	$3.10
Fourth Quarter 2023	$3.79	$3.12
First Quarter 2024	$3.43	$2.50
Second Quarter 2024	$3.10	$2.20
Third Quarter 2024	$3.20	$2.28
Fourth Quarter 2024	$3.22	$2.28
First Quarter 2025	$3.00	$2.30
Monthly highs and lows
September 2024	$3.20	$2.42
October 2024	$3.15	$2.54
November 2024	$3.22	$2.28
December 2024	$2.99	$2.28
January 2025	$3.00	$2.49
February 2025	$2.99	$2.35
March 2025	$2.50	$2.30

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

As of the close of business on March 31, 2025, UTStarcom had 9,156,634 ordinary shares issued and outstanding and no preference shares outstanding.

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

Transactions other than those that fall under the “current account” and that involve conversion of RMB or INR into foreign currency are classified as “capital account” transactions; examples of “capital account” transaction include repatriations of investment by or loans to foreign owners, or direct equity investments in a foreign entity by a China domiciled entity. In China, “capital account” transactions must be approved or registered with the relevant local branch of the State Administration of Foreign Exchange (“SAFE”) in China or processed by qualified banks pursuant to SAFE's delegated authority, in order to convert a remittance into a foreign currency, such as U.S. dollars, and transmit the foreign currency outside of China. In India, “capital account” transactions will be examined and approved by the Reserve Bank of India (“RBI”) to convert INR into a foreign currency, such as U.S. dollars, and transmit the foreign currency outside of India.

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

People’s Republic of China Taxation

The China Corporate Income Tax Law (“EIT Law”) became effective as of January 1, 2008 and revised in 2007, 2017 and 2018, respectively, and its implementation regulations (Implementing Regulations for the EIT Law) become effective as of January 1, 2008 and revised in 2019 and 2024, respectively. The EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% corporate income tax rate as to their worldwide income. Under the Implementation Regulations for the EIT Law issued by the PRC State Council, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. In April 2009, the SAT released Circular 82. Under Circular 82, a foreign enterprise “controlled by a PRC enterprise or a PRC enterprise group” will be considered as a resident enterprise if all of the following conditions are satisfied: (i) the senior management personnel responsible for its daily operations and the place where the senior management departments discharge their responsibilities are located primarily in the PRC; (ii) its finance and human resources related decisions are made by or are subject to the approval of institutions or personnel located in the PRC; (iii) its major assets, books and records, company seals and minutes of its Board of Directors and shareholder meetings are located or kept in the PRC; and (iv) senior management personnel or 50% or more of the members of its Board of Directors with voting power of the enterprise reside in the PRC.

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

We maintain an investment portfolio of various holdings, types and maturities. We do not use derivative financial instruments. We place our cash investments in instruments that meet high credit quality standards, as specified in our investment policy guidelines. Our policy is to limit the risk of principal loss and to ensure the safety of invested funds by generally attempting to limit market risk. Our cash and cash equivalents are not subject to significant interest rate risk due to the short maturities of these instruments. As of December 31, 2024, the carrying value of our cash and cash equivalents approximated fair value. As of December 31, 2024 approximately $17.0 million, $17.2 million, $4.2 million and $5.3 million were held by subsidiaries in India, China, Japan and US.

The table below represents carrying amounts and related weighted-average interest rates of our investment portfolio at December 31, 2024 and 2023:

	December 31,
	2024	2023
	(in thousands)
Cash and cash equivalents	$43,913	$49,968
Average interest rate	5.61%	3.75%
Restricted cash short-term	$6,824	$7,117
Average interest rate	2.35%	2.17%
Short-term investments and notes receivable	$824	$490
Average interest rate	—%	—%
Restricted cash long-term	$2,406	$2,562
Average interest rate	6.87%	4.00%
Total investment securities	$53,967	$60,137
Average interest rate	5.19%	3.54%

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

In 2024, approximately 36% of our foreign-currency denominated sales have been made in Japan, denominated in Japanese yen. The balance of our cash and cash equivalents held in Japanese Yen was $3.6 million at December 31, 2024. In 2024, approximately 45% of our foreign-currency denominated sales have been made in India, denominated in Indian rupees. The balance of our cash and cash equivalents held in Indian rupees was $17.0 million at December 31, 2024. Historically, the exchange rate between Japanese Yen and U.S. dollar, and the exchange rate between Indian rupees and U.S. dollar have been volatile. Additionally, the majority of our expenses are denominated in RMB. Due to China’s currency exchange control regulations, we are limited in our ability to convert and repatriate RMB, as well as in our ability to engage in foreign currency hedging activities in China. The balance of our cash and cash equivalents held in RMB was $2.2 million at December 31, 2024.

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

ITEM 15-CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our CEO and CFO, has performed an evaluation of the effectiveness of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act as of the end of the period covered by this report. Based upon that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were ineffective because of the material weakness described below under “Management’s Annual Report on Internal Control over Financial Reporting.” We continue to undertake remedial steps to address the material weaknesses in our disclosure controls and procedures as set forth below under “Management’s Plan for Remediation of Material Weaknesses.”

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

As required by Section 404 of the Sarbanes Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management, including our CEO and CFO, assessed the effectiveness of internal control over financial reporting as of December 31, 2024 using the criteria set forth in the report “Internal Control-Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. As a result of management’s evaluation of our internal control over financial reporting, the following material weakness in our internal control over financial reporting was identified as of December 31, 2024.

(i)
The Company did not have sufficient resources with an appropriate level of knowledge and experience in U.S. GAAP to properly account for complex accounting issues under U.S. GAAP. Complex issues such as investment accounting, impairment assessment and loss contract reserve may not be accounted for properly in the future.

The material weakness described above may result in misstatement of the Company’s consolidated financial statements that would result in a material misstatement to the Company’s quarterly or annual consolidated financial statements that would not be prevented or detected. As a result of the material weakness, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2024.

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

ITEM 16C-PRINCIPAL ACCOUNTANT FEES AND SERVICES

Disclosure of Fees Charged by Independent Accountants

The aggregate fees billed for professional accounting services by Grant Thornton Zhitong Certified Public Accountants LLP and its affiliates for the fiscal year ended December 31, 2024 and 2023 are as follows:

	Years Ended
	December 31,
	2024	2023
	(in thousands)
Audit fees(1)	$458	$462
Audit-related fees(2)	—	—
Tax fees(3)	2	2
Total	$460	$464

(1)
Audit fees are fees for professional services rendered for the audit of our consolidated financial statements, for review of interim consolidated financial information included in quarterly reports or earnings releases, and for services that are normally provided by Grant Thornton Zhitong Certified Public Accountants LLP and its affiliates in connection with statutory and regulatory filings or engagements in 2024 and 2023.
(2)
Audit-related fees are fees for assurance and related services reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees”.
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

ITEM 16D-EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E-PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On November 12, 2014, our Board of Directors approved a share repurchase program of up to $40 million of our outstanding shares over the next 24 months, and subsequently extended to November 2018 approved by our Board of Directors. On November 4, 2018, our Board of Directors approved for extension of the repurchase plan to November 2019. In September 2019, the Board has approved to extend two additional years. In September 2021, the Company's Board of Directors approved to extend this program to March 2022. In March 2022, the Board approved an extension for this program to the end of March 2023. In March 2023, the Board has approved to extend one additional year. In March 2024, the Board of Directors approved a one-year extension for this program. In March 2025, the Board of Directors approved to extend one additional year. During the repurchase program period, we will maintain flexibility to turn the program to an accelerated repurchase program and/or a cash tender offer, and we are not obligated to make repurchases at any specific time or situation. Our Board of Directors will review the share repurchase program periodically and may authorize adjustment of its terms and size accordingly. We plan to fund any share repurchases made under this program from our available cash balance. Purchases under the program are as follows:

			Total number of	Maximum
			shares (or units)	approximate dollar
	Total Number of		purchased as part of	value that may yet
	shares (or Units)	Average price paid	publicly announced	be purchased under
Period	purchased	per share (or unit)	plans or programs	the Plans
December 2014	41,605	$10.52	41,605	$39,561,613
January 2015	51,818	$11.60	93,423	$38,960,627
February 2015	47,921	$11.00	141,345	$38,434,451
March 2015	37,510	$10.72	178,854	$38,032,006
April 2015	35,674	$10.60	214,528	$37,654,473
May 2015	6,861	$8.68	221,389	$37,594,886
June 2015	82,176	$8.04	303,565	$36,935,426
July 2015	39,080	$7.64	342,645	$36,636,344
August 2015	36,494	$7.80	379,138	$36,352,399
September 2015	25,825	$8.08	404,963	$36,143,984
October 2015	13,875	$8.88	418,838	$36,020,775
November 2015	5,343	$8.80	424,181	$35,973,850
December 2015	8,250	$8.80	432,431	$35,901,220
January 2016	41,348	$8.80	473,779	$35,538,178
February 2016	20,165	$8.48	493,944	$35,367,443
March 2016	44,097	$8.04	538,040	$35,012,890
April 2016	126,398	$7.20	664,439	$34,102,109
May 2016	97,662	$8.08	762,101	$33,313,145
June 2016	36,636	$7.96	798,986	$33,021,480
July 2016	19,053	$7.72	817,789	$32,874,525
August 2016	59,776	$8.20	877,565	$32,384,860
September 2016	9,125	$8.64	886,690	$32,306,056
October 2016	—	—	886,690	$32,306,056
November 2016	28,050	$7.92	914,740	$32,083,499
December 2016	31,355	$7.92	946,095	$31,835,274
January 2017	3,095	$7.96	949,190	$31,810,649
February 2017	—	—	949,190	$31,810,649
March 2017	15,090	$7.56	964,279	$31,696,485
April 2017	—	—	964,279	$31,696,485
May 2017	—	—	964,279	$31,696,485
June 2017	—	—	964,279	$31,696,485
July 2017	—	—	964,279	$31,696,485
August 2017	—	—	964,279	$31,696,485
September 2017	—	—	964,279	$31,696,485
October 2017	—	—	964,279	$31,696,485
November 2017	—	—	964,279	$31,696,485
December 2017	—	—	964,279	$31,696,485
January 2018	—	—	964,279	$31,696,485
February 2018	—	—	964,279	$31,696,485
March 2018	—	—	964,279	$31,696,485
April 2018	19,235	$19.64	983,514	$31,318,604
May 2018	16,665	$19.60	1,000,179	$30,992,244
June 2018	24,936	$17.24	1,025,115	$30,561,925
July 2018	19,415	$15.92	1,044,530	$30,252,886
August 2018	22,941	$14.92	1,067,471	$29,910,383
September 2018	15,201	$15.32	1,082,671	$29,677,303
October 2018	18,598	$15.60	1,101,269	$29,387,290
November 2018	—	—	1,101,269	$29,387,290
December 2018	18,952	$11.40	1,120,221	$29,171,485
January 2019	15,236	$12.56	1,135,456	$28,980,292
February 2019	1,219	$13.84	1,136,675	$28,963,424
March 2019	—	—	1,136,675	$28,963,424
April 2019	14,193	$13.58	1,150,868	$28,770,717
May 2019	19,355	$13.13	1,170,223	$28,516,626
June 2019	15,615	$12.52	1,185,838	$28,321,171
July 2019	7,140	$12.39	1,192,978	$28,232,705
August 2019	9,457	$11.68	1,202,435	$28,232,702
September 2019	—	—	1,202,435	$28,232,702
October 2019	—	—	1,202,435	$28,232,702
November 2019	—	—	1,202,435	$28,232,702
December 2019	—	—	1,202,435	$28,232,702
January 2020	175	$11.12	1,202,610	$28,230,756
February 2020	4,457	$10.59	1,207,066	$28,183,547
March 2020	6,292	$9.50	1,213,358	$28,123,762

April 2020	1,725	$6.82	1,215,083	$28,111,993
May 2020	504	$7.10	1,215,587	$28,108,414
June 2020	4,708	$7.04	1,220,295	$28,075,271
July 2020	20,202	$6.85	1,240,497	$27,936,878
August 2020	11,770	$6.64	1,252,267	$27,858,745
September 2020	—	—	1,252,267	$27,858,745
October 2020	—	—	1,252,267	$27,858,745
November 2020	—	—	1,252,267	$27,858,745
December 2020	—	—	1,252,267	$27,858,745
January 2021	—	—	1,252,267	$27,858,745
February 2021	—	—	1,252,267	$27,858,745
March 2021	—	—	1,252,267	$27,858,745
April 2021	—	—	1,252,267	$27,858,745
May 2021	—	—	1,252,267	$27,858,745
June 2021	—	—	1,252,267	$27,858,745
July 2021	—	—	1,252,267	$27,858,745
August 2021	—	—	1,252,267	$27,858,745
September 2021	—	—	1,252,267	$27,858,745
October 2021	—	—	1,252,267	$27,858,745
November 2021	—	—	1,252,267	$27,858,745
December 2021	—	—	1,252,267	$27,858,745
January 2022	3,925	$3.20	1,256,192	$27,846,200
February 2022	—	—	1,256,192	$27,846,200
March 2022	—	—	1,256,192	$27,846,200
April 2022	—	—	1,256,192	$27,846,200
May 2022	—	—	1,256,192	$27,846,200
June 2022	—	—	1,256,192	$27,846,200
July 2022	—	—	1,256,192	$27,846,200
August 2022	—	—	1,256,192	$27,846,200
September 2022	—	—	1,256,192	$27,846,200
October 2022	—	—	1,256,192	$27,846,200
November 2022	—	—	1,256,192	$27,846,200
December 2022	—	—	1,256,192	$27,846,200
January 2023	—	—	1,256,192	$27,846,200
February 2023	—	—	1,256,192	$27,846,200
March 2023	—	—	1,256,192	$27,846,200
April 2023	—	—	1,256,192	$27,846,200
May 2023	—	—	1,256,192	$27,846,200
June 2023	—	—	1,256,192	$27,846,200
July 2023	—	—	1,256,192	$27,846,200
August 2023	—	—	1,256,192	$27,846,200
September 2023	—	—	1,256,192	$27,846,200
October 2023	—	—	1,256,192	$27,846,200
November 2023	—	—	1,256,192	$27,846,200
December 2023	—	—	1,256,192	$27,846,200
January 2024	—	—	1,256,192	$27,846,200
February 2024	—	—	1,256,192	$27,846,200
March 2024	—	—	1,256,192	$27,846,200
April 2024	—	—	1,256,192	$27,846,200
May 2024	—	—	1,256,192	$27,846,200
June 2024	—	—	1,256,192	$27,846,200
July 2024	—	—	1,256,192	$27,846,200
August 2024	—	—	1,256,192	$27,846,200
September 2024	—	—	1,256,192	$27,846,200
October 2024	—	—	1,256,192	$27,846,200
November 2024	—	—	1,256,192	$27,846,200
December 2024	—	—	1,256,192	$27,846,200
January 2025	—	—	1,256,192	$27,846,200
February 2025	—	—	1,256,192	$27,846,200
March 2025	—	—	1,256,192	$27,846,200

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

NASDAQ Marketplace Rule 5620(a) requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year end. However, NASDAQ Marketplace Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement. We follow home country practice with respect to annual meetings and did not hold an annual shareholder meeting in 2024. Our Cayman Islands counsel has provided a letter to NASDAQ certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

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

ITEM 18-FINANCIAL STATEMENTS

The audited consolidated financial statements of UTStarcom Holdings Corp. and its subsidiaries are included at the end of this Annual Report.

ITEM 19-EXHIBITS

Exhibit Number	Description	Form	Incorporated by Reference From Exhibit Number	Date Filed
1.1	Third Amended and Restated Memorandum and Articles of Association (incorporated herein by reference to the Third Amended and Restated Memorandum and Articles of Association of UTStarcom Holdings Corp. in Exhibit 99.1 to the Registrant’s Current Report filed on May 27, 2022 (File No. 001-35216))	6-K	99.1	5/27/2022
2.1	Description of share capital of the Registrant (incorporated herein by reference to the section titled “Share Capital” in Exhibit 99.1 to the Registrant’s Current Report filed on May 27, 2022 (File No. 001-35216)).	6-K	99.1	5/27/2022
4.1	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 of Form F-4 (File No. 333-173828) filed with the SEC on May 2, 2011).	F-4	10.1	5/02/2011
4.2	Stockholder Rights Agreement, made as of February 1, 2010, by and between UTStarcom, Inc. and Beijing E-town International Investment and Development Co., Ltd.	8-K	4.1	2/4/2010
4.3	2006 Equity Incentive Plan, as adopted on July 21, 2006.	S-8/A	4.1	3/10/2020
4.4	2017 Equity Incentive Plan, as adopted on January 1, 2017.	S-8/A	4.1	3/10/2020
4.5	Form of Stock Option Award Agreement for use under 2017 Equity Incentive Plan.	20-F	4.5	4/17/2019
4.6	Form of Stock Option Agreement for Directors and Officers for use under the 2017 Equity Incentive Plan.	20-F	4.6	4/17/2019
4.7	Form of Notice of Grant of Restricted Stock for use under the 2017 Equity Incentive Plan.	20-F	4.7	4/17/2019
4.8	Form of Notice of Grant of Restricted Stock Units for use under the 2017 Equity Incentive Plan.	20-F	4.8	4/17/2019
4.9	Form of Notice of Grant of Performance Shares for use under the 2017 Equity Incentive Plan.	20-F	4.9	4/17/2019
4.10	Form of Notice of Grant of Performance Units for use under the 2017 Equity Incentive Plan.	20-F	4.10	4/17/2019
4.11	UTStarcom, Inc. Amended and Restated Executive Involuntary Termination Severance Pay Plan.	10-Q	10.2	5/8/2009
4.12	Letter dated November 13, 2017 from GHP Horwath, P.C.	20-F	4.14	11/14/2017
4.13	Letter dated November 14, 2017 from Crowe Horwath LLP	20-F	4.15	11/14/2017
8.1	Subsidiaries of UTStarcom Holdings Corp.	Filed herewith	—	—
11.1	Insider Trading Policy (incorporated herein by reference to Exhibit 11.1 to the Form 20-F filed on April 29, 2024)	20-F	11.1	4/29/2024
12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—
12.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—
13.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—
13.2	Certification of Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—
15.1	Consent of Grant Thornton Zhitong Certified Public Accountants LLP	Filed herewith	—	—
97.1	Policy of the Recovery of Erroneously Awarded Compensation (incorporated herein by reference to Exhibit 97.1 to the Form 20-F filed on April 29, 2024)	20-F	97.1	4/29/2024

101.INS	Inline XBRL Instance Document	Filed herewith
101.SCH	Inline XBRL Taxonomy Extension Schema Document	Filed herewith
104	The cover page for the Company's Annual Report on Form 20-F for the year ended December 31, 2024, has been formatted in Inline XBRL and contained in Exhibit 101	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

UTSTARCOM HOLDINGS CORP.

Date: April 25, 2025	By:	/s/ Hua Li
		Name:	Hua Li
		Title:	Chief Executive Officer

UTSTARCOM HOLDINGS CORP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

UTStarcom Holdings Corp.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of UTStarcom Holdings Corp. (a Cayman Islands corporation) and subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and financial statement schedules (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of accounts receivable

As described further in Note 2 to the consolidated financial statements, management estimates the allowance for accounts receivable using a current expected credit losses methodology. We identified the valuation of accounts receivable as a critical audit matter.

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

Our audit procedures related to the valuation of accounts receivable included the following, among others:

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

Shanghai, China

April 25, 2025

UTSTARCOM HOLDINGS CORP.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	December 31,	December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$43,913	$49,968
Notes receivable	659	490
Short-term investments	165	—
Accounts receivable, net of allowances for credit losses of $1,266 and $1,353 in 2024 and 2023, respectively	4,849	8,380
Inventories	1,935	795
Deferred costs	272	91
Prepaid and other current assets	4,454	3,755
Short-term restricted cash	6,824	7,117
Total current assets	63,071	70,596
Property, plant and equipment, net	476	610
Operating lease right-of-use assets, net	1,399	2,649
Deferred tax assets	379	551
Long-term restricted cash	2,406	2,562
Other long-term assets	469	512
Total assets	68,200	77,480
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	7,008	7,959
Income taxes payable	8,163	8,509
Customer advances	769	226
Deferred revenue	62	72
Operating lease liabilities, current	1,184	1,184
Employee payroll and compensation	1,512	2,500
Other current liabilities	2,830	2,938
Total current liabilities	21,528	23,388
Long-term deferred revenue	—	28
Operating lease liabilities, non-current	404	1,660
Other long-term liabilities	1,042	1,021
Total liabilities	22,974	26,097
Commitments and contingencies (Note 7)
Shareholders’ equity:
Ordinary shares: $0.015 par value; 62,500 authorized shares; 10,413 and 10,370 shares issued at December 31, 2024 and December 31, 2023, respectively; 9,157 and 9,114 shares outstanding at December 31, 2024 and December 31, 2023, respectively (Note 1)(1)	156	123
Additional paid-in capital	1,267,826	1,267,742
Treasury stock, at cost: 1,256 and 1,256 shares at December 31, 2024 and December 31, 2023, respectively (1)	(12,335)	(12,335)
Accumulated deficit	(1,259,428)	(1,255,060)
Accumulated other comprehensive income	49,007	50,913
Total shareholders’ equity	45,226	51,383
Total liabilities and shareholders' equity	$68,200	$77,480

(1)
Authorized share capital of the Company was amended by the consolidation of the existing 250,000,000 ordinary shares of US$0.00375 par value each into 62,500,000 ordinary shares of US$0.015 par value each effective from June 28, 2022.

See accompanying notes to consolidated financial statements

UTSTARCOM HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands, except per share data)

	Years ended December 31,
	2024	2023	2022
Net sales (1)
Products	$1,406	$4,594	$2,284
Services	9,472	11,159	11,768
	10,878	15,753	14,052
Cost of net sales
Products	1,223	3,666	2,902
Services	6,749	7,697	8,483
	7,972	11,363	11,385
Gross profit	2,906	4,390	2,667
Operating expenses:
Selling, general and administrative (2)	5,152	5,318	2,292
Research and development	5,085	5,881	4,762
Total operating expenses	10,237	11,199	7,054
Operating loss	(7,331)	(6,809)	(4,387)
Interest income	2,791	2,208	2,154
Other income (expense), net	855	2,024	(706)
Loss before income taxes	(3,685)	(2,577)	(2,939)
Income tax expense	(683)	(1,274)	(2,063)
Net loss	$(4,368)	$(3,851)	$(5,002)
Net loss per share Basic (3)	$(0.48)	$(0.42)	$(0.55)
Net loss per share Diluted (3)	$(0.48)	$(0.42)	$(0.55)
Weighted average shares outstanding-Basic (3)	9,150	9,113	9,056
Weighted average shares outstanding-Diluted (3)	9,150	9,113	9,056
Net loss	(4,368)	(3,851)	(5,002)
Other comprehensive loss, net of tax
Net change in cumulative translation adjustment	(1,906)	(2,527)	(6,495)
Comprehensive loss	$(6,274)	$(6,378)	$(11,497)

(1)
Revenue recognized for the years ended December 31, 2024, 2023 and 2022 that was included in deferred revenue (including current and non-current) and customer advances as of the beginning of each year was $0.1 million, $0.1 million and $0.3 million, respectively.
(2)
Reversals of credit losses of approximately $0.04 million, $1.3 million and $3.5 million were recognized as selling expenses in 2024, 2023 and 2022, respectively.
(3)
Authorized share capital of the Company was amended by the consolidation of the existing 250,000,000 ordinary shares of US$0.00375 par value each into 62,500,000 ordinary shares of US$0.015 par value each effective from June 28, 2022.

See accompanying notes to consolidated financial statements

UTSTARCOM HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands, except share data)

						Accumulated
	Ordinary Shares		Additional			Other	Total
	Shares		Paid-in	Treasury	(Accumulated	Comprehensive	Shareholders’
	outstanding(1)	Amount	Capital	Stock	Deficit)	Income	Equity
	(In thousands, except number of shares)
Balance at December 31, 2021	9,028,485	$123	$1,266,822	$(12,322)	$(1,246,207)	$59,935	$68,351
Option exercise	4,430	—	20	—	—	—	20
Cancellation of restricted shares issued	(4,702)	—	—	—	—	—	—
Share buyback	(3,925)	—	—	(13)	—	—	(13)
Restricted shares issued and restricted share units released	48,795	—	603	—	—	—	603
Net loss	—	—	—	—	(5,002)	—	(5,002)
Other comprehensive loss:
Foreign currency translation	—	—	—	—	—	(6,495)	(6,495)
Balance at December 31, 2022	9,073,083	$123	$1,267,445	$(12,335)	$(1,251,209)	$53,440	$57,464
Option exercise	843	—	4	—	—	—	4
Restricted shares issued and restricted share units released	39,844	—	293	—	—	—	293
Net loss	—	—	—	—	(3,851)	—	(3,851)
Other comprehensive loss:
Foreign currency translation	—	—	—	—	—	(2,527)	(2,527)
Balance at December 31, 2023	9,113,770	$123	$1,267,742	$(12,335)	$(1,255,060)	$50,913	$51,383
Restricted shares issued and restricted share units released	42,864	—	117	—	—	—	117
Issued shares value adjustment	—	33	(33)	—	—	—	—
Net loss	—	—	—	—	(4,368)	—	(4,368)
Other comprehensive loss:
Foreign currency translation	—	—	—	—	—	(1,906)	(1,906)
Balance at December 31, 2024	9,156,634	$156	$1,267,826	$(12,335)	$(1,259,428)	$49,007	$45,226

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

See accompanying notes to consolidated financial statements

UTSTARCOM HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years ended December 31,
	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(4,368)	$(3,851)	$(5,002)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	275	230	206
Lease amortization	1,123	1,200	994
Net gain on disposal of assets	—	(25)	(2)
Reversal of guarantee obligations (ASC 460) reserve upon expiration of statute of limitations	(21)	(21)	(21)
Stock-based compensation expense	117	293	603
Recovery of credit losses	(39)	(1,315)	(3,465)
Inventory write-downs	97	133	682
Changes in fair value of equity securities	(165)	—	—
Deferred income taxes	154	275	1,135
Changes in operating assets and liabilities
Accounts receivable	3,570	4,802	19,043
Inventories and deferred costs	(1,418)	303	(448)
Prepaid and other assets	(680)	(854)	1,693
Accounts payable	(951)	(5,015)	(6,057)
Income taxes payable	(325)	181	(417)
Customer advances	543	103	(108)
Deferred revenue	(38)	—	(6)
Other liabilities	(2,331)	(917)	(1,553)
Net cash provided by (used in) operating activities	(4,457)	(4,478)	7,277
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(158)	(255)	(250)
Net cash used in investing activities	(158)	(255)	(250)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options	—	4	20
Repurchase of ordinary shares	—	—	(13)
Net cash provided by financing activities	—	4	7
Effect of exchange rate changes on cash and cash equivalents	(1,889)	(2,483)	(6,451)
Net increase (decrease) in cash and cash equivalents	(6,504)	(7,212)	583
Cash, cash equivalents and restricted cash at beginning of year	59,647	66,859	66,276
Cash, cash equivalents and restricted cash at end of year	$53,143	$59,647	$66,859
Supplemental disclosure of cash flow information:
Cash paid:
Income taxes paid	$854	$963	$1,342

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

The accompanying Consolidated Balance Sheets as of December 31, 2024 and 2023 and the Consolidated Statements of Comprehensive Loss for each of the three years ended December 31, 2024, 2023 and 2022 have been prepared by the Company in conformity with generally accepted accounting principles in the United States of America (“US GAAP”).

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

The Company incurred net losses of $4.4 million, $3.9 million and $5.0 million for the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024 and 2023, the Company had an accumulated deficit of $1,259.4 million and $1,255.1 million, respectively. The Company’s operations used net cash of $4.5 million, used net cash of $4.5 million and provided net cash of $7.3 million for the years ended December 31, 2024, 2023 and 2022, respectively.

As of December 31, 2024 and 2023, the Company had cash and cash equivalents of $43.9 million and $50.0 million, of which $17.2 million and $15.3 million, respectively, were held by subsidiaries in China. China imposes currency exchange controls on certain transfers of cash to and from China. The Company’s China subsidiaries are subject to pre-approval from the State Administration of Foreign Exchange (“SAFE”) for non-domestic financing. Additionally, the amount of cash available for transfer from the China subsidiaries for use by the Company’s non-China subsidiaries is also limited both by the liquidity needs of the subsidiaries in China and restrictions on foreign currency exchange by Chinese-government mandated limitations including currency exchange controls on certain transfers of cash outside of China. As of December 31, 2024, the Company’s China subsidiaries have no accumulated profit, as determined in accordance with Chinese accounting standards, that can be paid as dividends. In 2024, 2023 and 2022, the Company’s China subsidiaries did not pay dividends.

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

Cash and Cash Equivalents:

Cash and cash equivalents consist of highly liquid instruments with maturities of three months or less when acquired. Approximately 12.1%, or $5.3 million and 33.0%, or $16.5 million of cash and cash equivalents were held by the Company’s subsidiaries in the United States as of December 31, 2024 and 2023, respectively. The remainder was held by the other UTStarcom entities throughout the world. As of December 31, 2024 and 2023, approximately 39.2%, or $17.2 million and 30.7%, or $15.3 million, of the Company’s cash and cash equivalents were held by its subsidiaries in China, respectively. China imposes currency exchange controls on transfers of cash outside of China.

Restricted Cash:

As of December 31, 2024, the Company had short-term restricted cash of $6.8 million, and long-term restricted cash of $2.4 million. As of December 31, 2023, the Company had short-term restricted cash of $7.1 million, and long-term restricted cash of $2.6 million. These amounts primarily collateralize the Company’s issuances of performance guarantee, warranty, and standby and commercial letters of credit.

Investments:

The Company’s investments consist principally of debt securities classified as “available for sale”, equity method investments, equity securities with readily determinable fair values and equity securities without readily determinable fair values. The investments in equity securities in which the Company does not have the ability to exercise significant influence are accounted for under ASC 321, “Investments—Equity Securities”. For those investments without readily determinable fair values, the Company elects to record those investments using the measurement alternative that measures those investments at cost, less impairment, plus or minus subsequent adjustments for observable price changes. The Company discontinues the use of the measurement alternative when those investments have readily determinable fair values as quoted by market exchanges, and remeasures those investments at fair value with changes in fair value recorded in earnings. Before ASC 321 took effective, the investments on which the Company does not have the ability to exercise significant influence were accounted for using the cost method.

The investments in equity securities of privately held companies in which the Company has the ability to exercise significant influence, but does not own a majority equity interest or otherwise control are accounted for under ASC 323, “ Investments-Equity Method and Joint Ventures ” using the equity method. Investments in debt securities classified as available for sale are measured at fair value under ASC 320, “Investments-Debt Securities.” Unrealized holding gains and losses for available-for-sale securities are excluded from earnings and reported in other comprehensive income until realized, except as indicated in the following paragraph.

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

The Company makes estimates of the lifetime expected credit losses for accounts receivable with similar risk characteristics on a pool basis. For each pool, the Company first estimates its recovery period based on relevant historical accounts receivable collection information, and then estimates the credit allowances based on the recovery period, the historical distribution of each aging bucket, and the impact of macroeconomic factors. Expected credit losses are recorded as selling, general and administrative expenses in the consolidated statements of comprehensive loss. Changes in these estimates and assumptions could materially affect the credit losses.

Inventories:

Inventories consist of product held at the Company’s manufacturing facility and warehouses, as well as finished goods at customer sites for which the customer has taken possession but, based on specific contractual terms, title has not yet passed to the customer. The Company may ship inventory to existing customers that require additional equipment to expand their existing networks prior to the signing of an expansion contract. Inventories are stated at the lower of cost and net realizable value. The Company continually monitors inventory valuation for potential losses and obsolete inventory at its manufacturing facilities as well as at customer sites. Adjustments are recorded to write down the cost of inventory to estimated net realizable value, which is dependent upon the factors such as inventory aging, historical and forecasted consumer demand, and market conditions that impact pricing. Write-downs are recorded in cost of revenues in the consolidated statements of comprehensive loss.

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

Depreciation expense was $0.3 million, $0.2 million, and $0.2 million, for the years ended December 31, 2024, 2023 and 2022, respectively.

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

Advertising Costs:

The Company expenses all advertising costs as incurred. Payment to customers for marketing development costs are accounted for as incurred as a reduction of the revenue associated with customers. For the years ended December 31, 2024, 2023 and 2022, advertising costs totaled approximately $0.02 million, $0.02 million, and $0.1 million, respectively.

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

Accumulated Other Comprehensive Income (“AOCI”):

AOCI consisted of foreign currency translation adjustments. The changes in AOCI, including the amounts reclassified to income, were as follows:

Foreign currency
translation and
unrealized gains
(losses), net
of tax
(in thousands)
Balance at December 31, 2022	$53,440
Unrecognized loss on foreign currency translation	(2,527)
Balance at December 31, 2023	$50,913
Unrecognized loss on foreign currency translation	(1,906)
Balance at December 31, 2024	$49,007

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

Financial Instruments:

Financial instruments consist of cash and cash equivalents, short and long-term investments, notes receivable, accounts receivable and payable and accrued liabilities. The carrying amounts of cash and cash equivalents, accounts receivable and payable, notes receivable, and accrued liabilities approximate their fair values because of the short-term nature of those instruments. The fair value of short and long-term investments in debt and equity securities is determined based on quoted market prices or available information about investees.

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

The foreign currency translation gain (loss) related to the remeasurement of transactions denominated in other than the functional currency is included in other income (expense), net in the consolidated statements of comprehensive loss. In connection with this remeasurement process, the Company recorded gains of $0.5 million, gains of $1.9 million, and losses of $0.7 million for the years ended December 31, 2024, 2023 and 2022, respectively.

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

	Years ended December 31,
	2024	2023	2022
	(in thousands)
Anti-dilutive stock options and awards/units outstanding	371	357	390
Total(1)	371	357	390

(1)
Calculated using the treasury stock method, which assumes proceeds are used to reduce the dilutive effect of outstanding stock awards. Assumed proceeds include the unrecognized deferred compensation of share awards, and assumed tax proceeds from excess stock-based compensation deductions. For the years ended December 31, 2024, 2023 and 2022, no potential ordinary shares were dilutive because of the net loss incurred in those years, therefore basic and dilutive earnings per share were the same.
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

ASU 2023-07 is applied retrospectively to all periods presented in financial statements, unless it is impracticable. This update will be effective for the Company’s fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.

Recently Issued Accounting Pronouncements:

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The guidance is effective for annual periods beginning after December 15, 2024. Early adoption is permitted. This ASU should be applied prospectively with the option to apply the standard retrospectively. The Company is currently in the process of evaluating the disclosure impact of adopting ASU 2023-09.

In December 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses (“ASU 2024-03”), which requires additional disclosures about specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. This ASU should be applied prospectively with the option to apply the standard retrospectively. The Company is currently in the process of evaluating the disclosure impact of adopting ASU 2024-03.

NOTE 3-COMPREHENSIVE LOSS

Total Comprehensive Loss for the years ended December 31, 2024, 2023 and 2022 consisted of the following:

	Years ended December 31,
	2024	2023	2022
	(in thousands)
Net loss	$(4,368)	$(3,851)	$(5,002)
Other comprehensive loss
Net Change in Foreign currency translation	(1,906)	(2,527)	(6,495)
Total comprehensive loss	$(6,274)	$(6,378)	$(11,497)

NOTE 4-BALANCE SHEET DETAILS

The following tables provide details of selected balance sheet items:

	December 31,	December 31,
	2024	2023
	(in thousands)
Inventories:
Raw materials	$840	$124
Work in process	589	85
Finished goods	506	586
Total Inventories	$1,935	$795

	December 31,	December 31,
	2024	2023
	(in thousands)
Prepaid and other current assets
Prepaid tax (1)	$355	$212
Advance to suppliers	19	19
Other receivables	606	276
Prepaid and others (2)	3,474	3,248
Total Prepaid and other current assets	$4,454	$3,755

(1)
2024 balance includes $0.3 million prepaid value added tax. 2023 balance includes $0.2 million prepaid value added tax.
(2)
2024 balance includes $2.8 million interest receivable. 2023 balance includes $2.3 million interest receivable.

	December 31,	December 31,
	2024	2023
	(in thousands)
Property, plant and equipment, net:
Leasehold improvements	$1,504	$1,576
Automobiles	239	246
Computers and software	2,756	2,841
Equipment and furniture	16,302	16,775
Total	20,801	21,438
Less: accumulated depreciation	(20,325)	(20,828)
Total Property, plant and equipment, net	$476	$610

During the years ended December 31, 2024, 2023 and 2022, the Company wrote-off fully depreciated property, plant and equipment of approximately $0.1 million with accumulated depreciation of $0.1 million, $2.7 million with accumulated depreciation of $2.7 million, and $1.4 million with accumulated depreciation of $1.4 million, respectively.

	December 31,	December 31,
	2024	2023
	(in thousands)
Other current liabilities:
Warranty costs	$67	$66
Accrued professional fees	671	715
Accrued other taxes	579	671
Provision for liquidation damages	191	251
Contract deposits	579	592
Others	743	643
Total other current liabilities	$2,830	$2,938

	December 31,	December 31,
	2024	2023
	(in thousands)
Other long-term liabilities
Non-current income tax payable	$1,042	$1,021
Total other long-term liabilities	$1,042	$1,021

NOTE 5-CASH, CASH EQUIVALENTS AND SHORT AND LONG TERM INVESTMENTS

Cash and cash equivalents, consisting primarily of bank deposits and money market funds, are recorded at cost which approximates fair value because of the short-term nature of these instruments.

Short-term investments consist of equity securities with readily determinable fair values, representing marketable equity securities which are publicly traded stocks measured at fair value. Long-term investments consist of equity method investments, available-for-sale debt securities and equity securities without determinable fair values, representing investments in privately held companies.

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

The following table shows the break-down of the Company’s total short-term investment and long-term investments as of December 31, 2024 and December 31, 2023:

	December 31,	December 31,
	2024	2023
	(in thousands)
Equity investments
Equity securities with readily determinable fair values	$165	$—
Equity securities without readily determinable fair values	—	—
Total Investments	$165	$—

GCT Semiconductor

In October 2004, the Company invested $3.0 million in Series D preferred convertible stock of GCT Semiconductor, Inc., or GCT, which designs, develops and markets integrated circuit products for the wireless communications industry. This investment represents approximately a 0.2965% interest in GCT. The Company assesses the fair value every year-end. In 2012 and 2016, the Company recorded $2.1 million and $0.8 million investment impairment, respectively. As of December 31, 2016, the book value of the investment was zero. On March 26, 2024, GCT announced that it became a publicly traded company after completing business combination with Concord Acquisition Corp III and commenced trading on NYSE under ticker symbol "GCTS" starting March 27, 2024. As of the date of this report, the Company holds about 0.15% of its outstanding common shares. With the adoption of ASC 321, the Company recorded the investment of GCT, an investment in privately held company with no readily determinable fair values, using the measurement alternative at cost less impairment before GCT becoming publicly traded. The Company discontinued using the measurement alternative upon GCT becoming publicly traded, when the investment has readily determinable fair values as quoted by market exchanges, and remeasured the investment at fair value with changes in fair value recorded in earnings. As of December 31, 2024, fair value of the equity securities in GCT was $0.2 million, included in short-term investments depending upon management’s intentions for trading. Changes in fair value gain of $0.2 million was recorded for the year ended December 31, 2024, included in Other income (expense), net.

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

The Company’s financial instruments consist principally of cash and cash equivalents, short-term investments, restricted cash, notes receivable, accounts receivable, long-term investments, accounts payable and certain accrued liabilities. Short-term investments consist of equity securities with readily determinable fair values, representing marketable equity securities which are publicly traded stocks measured at fair value. As of December 31, 2024, the respective carrying values of financial instruments except for short and long-term investments approximated their fair values based on their short-term maturities.

		Fair value measurement or disclosure at December 31, 2024 using

	Total fair value at December 31, 2024	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	(in thousands, except percentages)

Short-term investments:
Equity securities with readily determinable fair values	$165	$165	$—	$—
Total assets measured at fair value	$165	$165	$—	$—

NOTE 6- OPERATING LEASES

The Company’s leases consist of operating leases for office space in PRC, India, Japan and the United States. The Company determines if an arrangement is a lease at inception. As of December 31, 2024, the Company had no long-term leases that were classified as a financing lease. As of December 31, 2024, the Company did not have additional operating leases that have not yet commenced.

Total operating lease expenses for the year ended December 31, 2024 were $1.1 million, including $0.6 million in cost of net sales and $0.5 million in operating expense in the consolidated statement of comprehensive loss.

As of December 31, 2024, the Company recognized operating lease ROU assets of $1.4 million and total lease liabilities $1.6 million, including a current portion of $1.2 million for operating leases.

	For the year ended December 31, 2024	For the year ended December 31, 2023
	(in thousands)
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows used in operating leases	$1,092	$1,148
Right-of-use assets obtained in exchange of new lease obligations:
Operating leases	$14	$852
Weighted average remaining lease term
Operating leases	1.5 years	2.4 years
Weighted average discount rate
Operating leases	5.15%	4.85%

Maturities of lease liabilities as of December 31, 2024 are as follows:

Amount
(in thousands)
2025	1,231
2026	411
Total future lease payments	1,642
Less: Imputed interest	(54)
Total lease liability balance	$1,588

NOTE 7-COMMITMENTS AND CONTINGENCIES

Contractual obligations and commercial commitments

Letters of credit:

The Company issues bid bond, commercial letters of credit or standby letters of credit primarily to support international sales activities outside of China and in support of purchase commitments. When the Company submits a bid for a sale, often the potential customer will require that the Company issue a bid bond or a standby letter of credit to demonstrate its commitment through the bid process. In addition, the Company may be required to issue standby letters of credit as guarantees for advance customer payments upon contract signing or performance guarantees. The standby letters of credit usually expire without being drawn by the beneficiary thereof. Finally, the Company may issue commercial letters of credit in support of purchase commitments. As of December 31, 2024, the Company’s outstanding letters of credit approximated $9.2 million. These balances are included in Short-term restricted cash and Long-term restricted cash.

Purchase commitments:

The Company is obligated to purchase raw materials and work-in-process inventory under various orders from various suppliers. If the Company fails to fulfill the contracts, it will have adverse consequences materials to the Company’s operations or financial condition. On December 31, 2024, the Company had outstanding purchase commitments, including agreements that are non-cancelable, approximating $0.3 million.

Capital commitments

The Company’s capital commitments are related to commitments in connection with its ERP replacement implementation project, total capital commitments contracted but not yet reflected in the financial statements amounted to approximating $0.03 million as of December 31, 2024. All of the commitments are to be fulfilled within one year.

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

Uncertain tax positions:

As of December 31, 2024, the Company had $3.2 million of gross unrecognized tax benefits, of which $0.5 million related to tax benefits that, if recognized, would affect the annual effective tax rate. The remaining $2.7 million gross unrecognized tax benefits, if recognized, would affect certain deferred tax assets and federal tax benefit of state income tax.

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

NOTE 8-ORDINARY SHARE REPURCHASE AND ISSUANCE

On November 12, 2014, the Company’s Board of Directors approved a share repurchase program of up to $40.0 million of its ordinary shares outstanding over the 24 months through 2016. On November 4, 2016, the Company’s Board of Directors approved an extension for this program to November 2018. On November 4, 2018, the Company’s Board of Directors approved an extension for this program to November 2019. In September 2019, the Board had approved to extend two additional years. In September 2021, the Company's Board of Directors approved to extend this program to March 2022. In March 2022, the Board of Directors approved an extension for this program to the end of March 2023. In March 2023, the Board of Directors had approved to extend one additional year. In March 2024, the Board of Directors approved a one-year extension for this program. In March 2025, the Board of Directors approved to extend one additional year. For the years ended December 31, 2024, 2023 and 2022, the Company repurchased nil, nil and 15,699 (or 3,925 after reverse share split) shares at the cost of nil, nil and approximately $0.01 million, respectively. All the repurchased shares under the repurchase program are classified as treasury shares of the Company until they are retired or reissued.

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

As of December 31, 2024, the Company has the stock incentive plans described below. Substantially all outstanding awards are subject to potential accelerated vesting in the event of a change in control of the Company. The Company repurchases and cancels its ordinary shares forfeited with respect to the tax liability associated with certain vesting of restricted stock and restricted stock unit grants under these plans.

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

As of December 31, 2024, 371,237 shares underlying options and restricted stock awards and units were outstanding under the 2017 Plan.

Stock Award and Stock Option Activity

Under the Plans, the Company granted equity awards primarily consisting of stock option and restricted stock. Such awards generally vest over a period of four years or two years from the vesting start date. Restricted stock has the voting rights of ordinary shares and the shares underlying restricted stock are issued and outstanding. As of December 31, 2024, the number of ordinary shares available for issuance pursuant to future grants under the 2017 plan, including remaining unissued shares under Prior Plans that have been transferred into the 2017 plan were 7,248. The 2006 Plan expired on December 31, 2016, and as of December 31, 2024,

446,200 shares were transferred to the 2017 Plan that was approved by the Board of Director on November 4, 2016. The following table summarizes the Company’s stock option activities:

		Weighted
	Number of	average
	shares	exercise
	outstanding	price
	(in thousands)
Options Outstanding, December 31, 2022	347	$4.39
Options granted	—	—
Options exercised	(1)	4.28
Options cancelled	(8)	4.45
Options forfeited or expired	(16)	4.44
Options Outstanding, December 31, 2023	322	$4.39
Options granted	—	—
Options exercised	—	—
Options cancelled	—	—
Options forfeited or expired	(8)	4.40
Options Outstanding, December 31, 2024	314	$4.39

Under the Plans, the Company granted restricted stock awards. Restricted stock awards are unvested stock awards that may include grants of restricted stock or grants of restricted stock units. Such awards generally vest over a period of four years from the date of grant. Restricted stock has the voting rights of ordinary share and the shares underlying restricted stock are considered to be currently issued and outstanding. Restricted stock units do not have the voting rights of ordinary shares, and the shares underlying the restricted stock units are not considered issued and outstanding. The expense for such awards is based on the fair market value of the shares at the date of grant and is recognized on a straight-line basis over the requisite service period. The grant of restricted stock awards is deducted from the shares available on a one to one basis for grant under the Company’s stock plan. Unvested restricted awards as of December 31, 2024 and changes during the year ended December 31, 2024 are summarized below:

		Weighted
		average
		grant date
	Shares	fair value
	(in thousands)
Total nonvested restricted stock at December 31, 2022	43	$5.65
Granted	30	3.79
Vested	(38)	5.32
Forfeited	—	—
Total nonvested restricted stock at December 31, 2023	35	$3.28
Granted	43	3.03
Vested	(20)	3.79
Forfeited	—	—
Total nonvested restricted stock at December 31, 2024	58	$2.91

During 2024, approximately 0.02 million shares of restricted stock awards vested. The total fair value of restricted stock awards vested, as measured on the date of vesting, during 2024 was approximately $0.1 million. During 2024, the Company also granted approximately 0.04 million restricted stock awards.

During 2023, approximately 0.04 million shares of restricted stock awards vested. The total fair value of restricted stock awards vested, as measured on the date of vesting, during 2023 was $0.2 million. During 2023, the Company also granted approximately 0.03 million restricted stock awards.

The following table summarizes significant ranges of outstanding and exercisable stock options as of December 31, 2024:

			Weighted
		Number of shares	Average	Weighted	Number of shares	Weighted
Range of		Outstanding	Remaining	Average	Exercisable	Average
Exercise Prices		as of 12/31/2024	Contractual Term	Exercise Price	as of 12/31/2024	Exercise Price
$4.28	$4.28	190,194	3.92	$4.28	190,194	$4.28
$4.56	$4.56	123,427	2.92	$4.56	123,427	$4.56

	Number of shares	Weighted average exercise price
Options exercisable as of December 31, 2024	313,621	$4.39
Options vested and expected to vest as of December 31, 2024	313,621	$4.39

The intrinsic value represents the total pre-tax intrinsic value and is calculated as the difference between the market value as reported by NASDAQ on December 31, 2024 of $2.90 and the exercise price of the in-the-money shares. During 2024, the total pre-tax intrinsic value of options exercised was negligible. The weighted average remaining contractual life of options exercisable was 3.53 years, and the weighted average remaining contractual life of options expected to vest was 3.53 years as of December 31, 2024.

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

No stock options were granted under the 2017 Plan during 2024, 2023 and 2022.

At December 31, 2024, there was approximately $0.1 million of total unrecognized compensation cost, as measured, related to unvested stock options and restricted stock and restricted stock units, which is expected to be recognized over a weighted-average period of 0.11 years.

At December 31, 2023, there was approximately $0.1 million of total unrecognized compensation cost, as measured, related to unvested stock options and restricted stock and restricted stock units, which is expected to be recognized over a weighted-average period of 0.07 years.

The following table summarizes the stock-based compensation expense recognized in the Company’s Consolidated Statements of Comprehensive Loss:

	Years Ended December 31,
	2024	2023	2022
	(in thousands)
Cost of net sales	$—	$28	$97
Selling, general and administrative	117	151	258
Research and development	—	114	248
Total	$117	$293	$603

NOTE 10—INCOME TAXES

Cayman Islands

Under the current tax laws of Cayman Islands, the Company and its subsidiaries are not subject to tax on their income or capital gains. In addition, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

United States and Foreign Income Taxes

United States and foreign income (loss) before income taxes were as follows:

	Years Ended December 31,
	2024	2023	2022
	(in thousands)
United States	$643	$16,378	$(3,454)
Foreign	(4,328)	(3,533)	515
Elimination of Intercompany Dividend Income	—	(15,422)	—
	$(3,685)	$(2,577)	$(2,939)

For the year 2023, the sum of income before income taxes of all US and foreign subsidiaries is different from the consolidated loss before income taxes. The difference is resulted from the dividend income of $15.4 million distributed from the Japan subsidiary to its direct parent company of United States.

The components of the income tax expense are summarized as follows:

	Years Ended December 31,
	2024	2023	2022
	(in thousands)
Current
Federal	$—	$—	$—
State	—	—	—
Foreign	529	999	928
Total current income tax expense	$529	$999	$928
Deferred
Federal	—	—	—
State	—	—	—
Foreign	154	275	1,135
Total deferred tax expense	$154	$275	$1,135
Total income tax expense	$683	$1,274	$2,063

The Company did not recognize a deferred tax liability related to un-remitted foreign earnings because such earnings were expected to be reinvested indefinitely.

As of December 31, 2024, the Company had gross unrecognized tax benefits of approximately $3.2 million and had certain deferred tax assets and the federal tax benefit of state income tax items totaling $2.7 million. Of the total $3.2 million gross unrecognized tax benefits, $0.5 million related to tax benefits that, if recognized, would impact the annual effective tax rate.

The Company’s policy is to recognize interest expense and penalties related to the above unrecognized tax benefits as a component of income tax expense. The Company had accrued interest and penalties of approximately $0.5 million as of December 31, 2024 and approximately $0.5 million as of December 31, 2023.

The Company is subject to taxation in the U.S. federal jurisdiction and various U.S. state and foreign jurisdictions. The Company is also under audit by the taxing authorities in China on a recurring basis. The material jurisdictions that the Company is subject to examination are in the United States and China. The Company’s tax years for 2014 through 2024 are still open for examination in China and in the United States.

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

A summary of the Company’s unrecognized tax benefits is as follows:

	Years Ended December 31,
	2024	2023	2022
	(in thousands)
Beginning balance-gross unrecognized tax benefits (UTB’s)	$3,244	$3,244	$3,244
Tax credit expiration	—	—	—
Ending balance—UTB	3,244	3,244	3,244
UTB’s as a credit in deferred taxes	(2,347)	(2,347)	(2,347)
Federal benefit of state taxes	(356)	(356)	(356)
UTB’s that would impact the effective tax rate	$541	$541	$541

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

A summary of the components of net deferred tax assets is as follows:

	December 31,	December 31,
	2024	2023
	(in thousands)
Deferred Tax Assets
Allowance and reserves	$1,980	$2,064
Net operating loss carryforward	164,343	167,030
Tax credit carryforwards	5,006	5,541
Property, plant and equipment	217	261
Accrued warranties	13	13
Other	12,938	13,059
Total deferred tax assets	184,497	187,968
Deferred Tax Liabilities
Deferred revenue and customer advances, net	(136)	(83)
Prepaid expense	(41)	(43)
Total deferred tax liabilities	(177)	(126)
Total net deferred tax assets	184,320	187,842
Less: Valuation allowance	(183,941)	(187,291)
Total net deferred tax assets	$379	$551

As of December 31, 2024, the Company’s U.S. federal net operating loss carryforwards were $549 million, among which $547 million will expire in varying amounts between 2026 and 2037 and $2 million will be carried forward indefinitely. As of December 31, 2024 , state net operating loss carryforwards were $228 million and will expire in varying amounts between 2028 and 2033. The Company has concluded that these federal and state net operating losses did not meet the more likely than not standard contained in FASB ASC 740-10 and has therefore provided a $129.0 million valuation allowance against the related deferred tax assets. As of December 31, 2024, the Company also had net operating loss carryforwards (“NOLs”) in China of approximately $128 million. $19.2 million NOLs of China expired this year and remaining China net operating loss carryforwards will expire in varying amounts between 2025 and 2034. The Company has also concluded that these China net operating losses did not meet the more likely than not standard and has therefore provided a $19.5 million valuation allowance against the related deferred tax assets. As of December 31, 2024, the Company had NOLs of approximately $94.5 million in countries other than the U.S. and China. These NOLs do not expire and can be carried forward indefinitely. However, the Company concluded that these losses did not meet the more likely than not standard and has therefore provided a full valuation allowance of $15.8 million against the related deferred tax assets.

As of December 31, 2024, the Company has federal and California research and development credit carryforwards of $1.2 million and $6.4 million, $6.4 million of the credits have an indefinite life and $1.2 million of the credits will expire in varying amounts between 2026 and 2028. The Company has U.S. foreign tax credits of $1.9 million which expire in varying amounts between 2026 and 2028. The Company has concluded that these U.S. tax credit carryforwards did not meet the more likely than not standard contained in FASB ASC 740-10 and has therefore provided a $5.0 million valuation allowance against the related deferred tax assets.

The difference between the Company’s effective income tax amount and the federal statutory amount are reconciled below:

	Years Ended December 31,
	2024	2023	2022
	(in thousands)
Federal tax (benefit) at statutory rate	$(774)	$(541)	$(617)
Stock compensation expense	25	62	127
Effect of differences in foreign tax rates	612	925	1,117
Effect of elimination of dividend distribution	—	3,239	—
Tax loss expiration	2,934	—	—
ASC 740-10 reserve	21	21	21
Change in deferred tax valuation allowance	(2,203)	(2,369)	1,394
Other	68	(63)	21
Total Tax Expense	$683	$1,274	$2,063

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

The China Enterprise Income Tax Law (“EIT Law” ) became effective on January 1, 2008. Under the EIT Law, China’s dual tax system for domestic enterprises and foreign investment enterprises (“FIEs”) was effectively replaced by a unified system. The new law establishes a tax rate of 25% for most enterprises and a reduced tax rate of 15% for certain qualified high and new technology enterprises.

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

In 2024, the change in deferred tax valuation allowance of $2.2 million is primarily attributable to the reversal of valuation allowance in relation to the utilization of the tax losses in the United States as well as the expiration of the tax losses in China and the tax expense related to continuing to provide full valuation allowance on the Company’s deferred tax assets at December 31, 2024 in the United States and China. In 2023, the change in deferred tax valuation allowance of $2.4 million is primarily attributable to the reversal of valuation allowance in relation to the utilization of the tax losses in the United States and the tax expense related to continuing to provide full valuation allowance on the Company’s deferred tax assets at December 31, 2023 in the United States and China. In 2022, the change in deferred tax valuation allowance of $1.4 million is primarily attributable to the tax expense related to continuing to provide full valuation allowance on the Company’s deferred tax assets at December 31, 2022 in the United States and China.

In 2024, 2023, and 2022, there was no net income tax benefit related to tax credits due to full valuation allowance applied.

NOTE 11-OTHER INCOME (EXPENSE), NET

Other income (expense), net consists of the following:

	Years Ended December 31,
	2024	2023	2022
	(in thousands)
Foreign exchange gain (loss)	$537	$1,912	$(732)
Unrealized gains recognized on equity securities	165	—	—
Other	153	112	26
Total	$855	$2,024	$(706)

NOTE 12-NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per share for the years ended December 31, 2024, 2023 and 2022:

	Years Ended December 31,
	2024	2023	2022
	(in thousands)
Numerator:
Net loss	$(4,368)	$(3,851)	$(5,002)
Denominator:
Weighted average shares outstanding-Basic	9,150	9,113	9,056
Potentially dilutive ordinary share equivalents-stock options and restricted stock	—	—	—
Weighted average shares outstanding–Diluted	9,150	9,113	9,056
Net loss per share–Basic	$(0.48)	$(0.42)	$(0.55)
Net loss per share–Diluted	$(0.48)	$(0.42)	$(0.55)

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

For the years ended December 31, 2024, 2023 and 2022, there was nil ordinary shares that were dilutive.

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

Summarized below are the Company’s segment net sales, gross profit and income before income taxes for the years ended December 31, 2024, 2023 and 2022 based on the current reporting segment structure.

	Years ended December 31, 2024
Segment income (loss) and Loss before income taxes	Equipment	Services	Consolidated
	(in thousands)
Net Sales	$1,406	$9,472	$10,878
Cost of Net Sales	(1,223)	(6,749)	(7,972)
Gross Profit	183	2,723	2,906
Research and Development	(5,085)	—	(5,085)
General and corporate			(1,506)
Loss before income taxes			$(3,685)

	Years ended December 31, 2023
Segment income (loss) and Loss before income taxes	Equipment	Services	Consolidated
	(in thousands)
Net Sales	$4,594	$11,159	$15,753
Cost of Net Sales	(3,666)	(7,697)	(11,363)
Gross Profit	928	3,462	4,390
Research and Development	(5,881)	—	(5,881)
General and corporate			(1,086)
Loss before income taxes			$(2,577)

	Years ended December 31, 2022
Segment income (loss) and Loss before income taxes	Equipment	Services	Consolidated
	(in thousands)
Net Sales	$2,284	$11,768	$14,052
Cost of Net Sales	(2,902)	(8,483)	(11,385)
Gross Profit (Loss)	(618)	3,285	2,667
Research and Development	(4,762)	—	(4,762)
General and corporate			(844)
Loss before income taxes			$(2,939)

General and corporate expenses include all un-allocated expenses such as sales and marketing, general and administrative expenses, partially offset by interest income, and other income (expense), net.

Sales are attributed to a geographical area based upon the location of the customer. Sales data by geographical area are as follows:

	Years Ended December 31,
		% of net		% of net		% of net
	2024	Sales	2023	Sales	2022	Sales
	(in thousands, except percentages)
Net Sales by Region
China	$2,084	19%	$2,577	16%	$1,735	12%
India	4,893	45%	8,268	53%	7,152	51%
Japan	3,901	36%	4,908	31%	5,165	37%
Total	$10,878	100%	$15,753	100%	$14,052	100%

Long-lived assets, consisting of property, plant and equipment, by geographical area are as follows:

	December 31,
	2024	2023
	(in thousands)
China	$475	$603
Other	1	7
Total long-lived assets	$476	$610

NOTE 14-CREDIT RISK AND CONCENTRATION

Financial Risks:

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, short-term investments and accounts and notes receivable. The Company places its idle cash with several commercial banks. Approximately $38.6 million and $33.5 million of the Company’s cash and cash equivalents were on deposit in accounts outside the U.S. at December 31, 2024 and 2023, respectively, of which approximately $17.2 million and $15.3 million were held by subsidiaries in China. China imposes currency exchange controls on certain transfers of funds to and from China. The Company’s China subsidiaries are subject to pre-approval from the State Administration of Foreign Exchange (“SAFE”) for non-domestic financing. Additionally, the amount of cash available for transfer from the China subsidiaries for use by the Company’s non-China subsidiaries is also limited both by the liquidity needs of the subsidiaries in China and the restriction on foreign currency exchange by Chinese-government mandated limitations including currency exchange controls on certain transfers of funds outside of China.

The Company’s exposure to market risk for changes in interest rates relates primarily to its investment portfolio. The fair value of its investment portfolio would not be significantly affected by either a 10% increase or decrease in interest rates due mainly to the short-term nature of most of its investment portfolio with the exception of the available-for-sale securities. The investment classified as available-for-sale securities is reported at fair value. It will be measured subsequently at fair value on the balance sheets with unrealized gains and losses recorded in accumulated other comprehensive income in shareholders’ equity. Any negative events or deterioration in financial well-being with respect to the counterparties of the long-term investments and the underlying collateral may cause material losses to the Company and have a material effect on the Company’s financial condition and results of operations. In addition, the Company’s interest income can be sensitive to changes in the general level of U.S. and China interest rates since the majority of its funds are invested in instruments with maturities of less than one year. In an increasing interest rate environment, as short-term investments mature, reinvestment occurs at more favorable market rates. Given the short-term nature of certain investments, declining interest rates will not negatively impact the Company’s investment income.

The Company maintains an investment portfolio of various holdings, types and maturities. The Company does not use derivative financial instruments. The Company places its cash investments and short term investments in instruments that meet high credit quality standards, as specified in its investment policy guidelines. The Company’s policy is to limit the risk of principal loss and to ensure the safety of invested funds by generally attempting to limit market risk.

Equity investments at fair value with readily determinable fair value represent investments in the equity securities of publicly listed companies, for which the Company does not have significant influence. Equity investments with readily determinable fair values are measured at fair value, and any changes in fair value are recognized in earnings. For equity investments measured at fair value with changes in fair value recorded in earnings, the Company does not assess whether those investments are impaired.

Concentration of Credit Risk and Major Customers:

At December 31, 2024 and 2023, the Company’s accounts receivable balance included amounts due from customer A, representing approximately nil and nil of the Company’s total accounts receivable, net of allowances for credit losses, respectively.

At December 31, 2024 and 2023, the Company’s accounts receivable balance included amounts due from customer B, representing approximately 78% and 79% of the Company’s total accounts receivable, net of allowances for credit losses, respectively. The Company has collected over $6.4 million and $0.9 million in 2024 and in the first quarter of 2025, respectively.

The following customers accounted for 10% or more of the Company’s net revenues:

	For the years ended
	December 31,
	2024	2023	2022
Customer A	30%	23%	28%
Customer B	32%	36%	44%

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

In addition, the major customers of the Company are based in Japan and India. Therefore, the Company’s results of operations may be adversely affected by the political and business relationship between as well as other events affecting Japan or India in general. From time to time there have been tensions and conflicts among China, Japan and India. Adverse changes in political and economic policies, geopolitical uncertainties, and international conflicts may lead to a reduction in the Company’s sales. Any future conflicts among China, Japan and India have an adverse impact on the political and business relationship of the countries. Furthermore, events affecting Japan or India in general, such as natural disasters, public health issues, or a local currency devaluation may also have a negative impact on the Company’s business, financial condition and results of operations. In recent years, there have been outbreaks of health epidemics in China and globally. The Company’s results of operations have been and may continue to be adversely and materially affected by epidemic diseases such as avian flu, H1N1 flu, SARS, COVID-19, or any other epidemic that harms the Chinese and global economy.

NOTE 15-RELATED PARTY TRANSACTIONS

On September 3, 2019, Tonghao Cayman acquired an additional 2,300,000 ordinary shares from the Company’s former shareholders and became the largest shareholder of the Company. Tongding Interconnection Information Co., Ltd. (“TDI”) is the parent company of the Tonghao Cayman, and Byzoro Networks Ltd. ("Byzoro") is a wholly owned subsidiary of TDI. In 2024 and up to the date of this annual report, the Chief Executive Officer and Director of the Company also served as an Executive Director and Legal Representative of Byzoro, thereby establishing Byzoro as a related party during the same year.

The Company recognized revenue for providing processing services to Byzoro in the amount of $7 thousand, nil and nil in 2024, 2023 and 2022, respectively. The Company recognized revenue for providing purchase agent services to Byzoro in the amount of $32 thousand, nil and nil in 2024, 2023 and 2022, respectively. As of December 31, 2024, 2023 and 2022, amounts due to Byzoro included in customer advances was $0.3 million, nil and nil, respectively.

NOTE 16-RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit payments of dividends by the Company's PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards. As a result of these PRC laws and regulations, the Company's PRC subsidiaries are restricted in their ability to transfer a portion of their net assets either in the form of dividends, loans or advances. Amounts restricted include paid-in capital, additional paid-in capital and statutory reserve funds, less accumulated deficit. Since the Company's PRC subsidiares has a consolidated shareholders’ deficit, the amount of the restricted net assets were zero as of December 31, 2024 and 2023, respectively.

NOTE 17-SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date of these consolidated financial statements and is not aware of any significant subsequent events that would require recognition or disclosure.

SCHEDULE I

UTSTARCOM HOLDINGS CORP. (UNCONSOLIDATED-PARENT COMPANY BASIS)

REGISTRANT BALANCE SHEETS

(In thousands, except par value)

	December 31,
	2024	2023
	(in thousands)
ASSETS
Investment in subsidiaries	$59,903	$66,117
Total assets	59,903	66,117
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable-intercompany	14,677	14,734
Total current liabilities	14,677	14,734
Total liabilities	14,677	14,734
Shareholders’ equity:
Ordinary shares: $0.015 par value; 62,500 authorized shares; 10,413 and 10,370 shares issued at December 31, 2024 and December 31, 2023, respectively; 9,157 and 9,114 shares outstanding at December 31, 2024 and December 31, 2023, respectively(1)	156	123
Additional paid-in capital	1,267,826	1,267,742
Treasury stock, at cost: 1,256 and 1,256 shares at December 31, 2024 and December 31, 2023, respectively(1)	(12,335)	(12,335)
Accumulated deficit	(1,259,428)	(1,255,060)
Accumulated other comprehensive income	49,007	50,913
Total shareholders’ equity	45,226	51,383
Total liabilities and shareholders’ equity	$59,903	$66,117

(1)
Authorized share capital of the Company was amended by the consolidation of the existing 250,000,000 ordinary shares of US$0.00375 par value each into 62,500,000 ordinary shares of US$0.015 par value each effective from June 28, 2022.

The accompanying notes are an integral part of these financial statements.

UTSTARCOM HOLDINGS CORP. (UNCONSOLIDATED-PARENT COMPANY BASIS)

CONDENSED INFORMATION AS TO STATEMENTS OF COMPREHENSIVE LOSS OF THE REGISTRANT

(In thousands)

	Years ended December 31,
	2024	2023	2022
	(in thousands)
Sales
Unrelated parties	$—	$—	$—
Related parties	—	—	—
Intercompany	—	—	—
Cost of sales
Unrelated parties	—	—	—
Related parties	—	—	—
Intercompany	—	—	—
Gross profit	—	—	—
Operating expenses:
Selling, general and administrative	713	768	862
Research and development	—	—	—
Total operating expenses	713	768	862
Operating loss	(713)	(768)	(862)
Interest income	—	—	—
Interest expense	—	—	—
Other income, net	—	—	—
Loss before income taxes and equity in loss of affiliated companies	(713)	(768)	(862)
Equity in net loss of affiliated companies	(3,655)	(3,083)	(4,140)
Income tax expense	—	—	—
Net loss	$(4,368)	$(3,851)	$(5,002)
Other comprehensive loss, net of tax	$(1,906)	$(2,527)	$(6,495)
Comprehensive loss	$(6,274)	$(6,378)	$(11,497)

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

The Company is a holding company and does not have any activities. Operating expenses for the Company for the years ended December 31, 2024, 2023 and 2022 consisted mainly of the retaining fee for the Board of Directors, its director and officer insurance expenses and the expenses associated with investor relations. As the Company does not have any cash activity, the recorded expenses were paid on behalf of the Company by UTStarcom, Inc., its subsidiary, and statements of cash flows have been omitted.

SCHEDULE II

UTSTARCOM HOLDINGS CORP.

VALUATION AND QUALIFYING ACCOUNTS AND ALLOWANCE

For the Years Ended December 31, 2024, 2023, and 2022

		Charged
	Balance at	(credited) to	Credited to		Balance at
	beginning of	costs and	other	(Deductions)	end of
Description	the period	expenses	accounts	Adjustments (1)	the period
	(in thousands)
Year ended December 31, 2024
Allowance for credit losses	$1,353	$(39)	$—	$(48)	$1,266
Tax valuation allowance	$187,291	$(2,203)	$(1,147)	$—	$183,941
Year ended December 31, 2023
Allowance for credit losses	$2,682	$(1,315)	$—	$(14)	$1,353
Tax valuation allowance	$190,198	$(2,369)	$(538)	$—	$187,291
Year ended December 31, 2022
Allowance for credit losses	$6,631	$(3,465)	$—	$(484)	$2,682
Tax valuation allowance	$190,334	$1,394	$(1,530)	$—	$190,198

(1)
Represents write-offs of allowance for credit losses and foreign exchange adjustments.