Form 20-F
period 2025-12-31
UTSTARCOM HOLDINGS CORP.
filed 2026-04-24
CIK 1030471

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025.

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

NONE

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 9,186,976 ordinary shares, par value US$0.015 per share.

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

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2025, 2024 and 2023.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at the rate of RMB 6.9931 to $1.00, the noon buying rate on December 31, 2025, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. Key Information-D. Risk Factors-Risks Relating to Conducting Business in China-Fluctuation in the value of the RMB relative to the U.S. dollar could affect our operating results and may have a material adverse effect on your investment.”

This annual report also contains translations of certain Indian Rupee amounts into U.S. dollars at the rate of INR 89.84 to $1.00, the noon buying rate on December 31, 2025, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Indian Rupee or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Indian Rupee, as the case may be, at any particular rate or at all. Fluctuation in the value of the Indian Rupee may have a material adverse effect on your investment. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business-Currency rate fluctuations may adversely affect our cash flow and operating results.”

This annual report also contains translations of certain Japanese Yen amounts into U.S. dollars at the rate of JPY 156.80 to $1.00, the noon buying rate on December 31, 2025, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Japanese Yen or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Japanese Yen, as the case may be, at any particular rate or at all. Fluctuation in the value of the Japanese Yen may have a material adverse effect on your investment. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business-Currency rate fluctuations may adversely affect our cash flow and operating results.”

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

On June 24, 2011, we effected a merger, or the Merger, to reorganize the corporate structure of UTStarcom, Inc., a Delaware corporation incorporated in 1991, and its subsidiaries. The Merger resulted in shares of the common stock of UTStarcom, Inc. being converted into the right to receive an equal number of ordinary shares in our capital, which were issued by us in connection with the Merger. Following the Merger, UTStarcom, Inc. became our wholly owned subsidiary and we became the parent company of UTStarcom, Inc. and its subsidiaries. See “Item 4. Information on the Company-C. Organizational Structure” for a list of our subsidiaries. We, together with our subsidiaries, continue to conduct our business in substantially the same manner as was conducted by UTStarcom, Inc. and its subsidiaries. The transaction was accounted for as a legal re-organization of entities under common control. Accordingly, we have prepared our consolidated financial statements as if the current corporate structure had been in existence throughout all relevant periods. Our consolidated financial statements prior to the Merger reflect the financial position, results of operations and cash flows of UTStarcom, Inc. and its subsidiaries. Our consolidated financial statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 reflect our financial position, results of operations and cash flows.

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

We reported a net loss of $8.0 million, $4.4 million and $3.9 million for the years ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025, we had $33.8 million in cash or cash equivalents. Our management considered our current financial status, business operation, market strategy, and product development in the twelve months following the issuance date of this report and believes that we will have sufficient liquidity to finance our anticipated operations, capital expenditure requirements and new business acquisitions and investments, as well as achieve projected cash collections from customers and contain expenses and cash used in operations over that period. However, we may not achieve such operating performance and our management expects to continue to implement our liquidity plans, including reducing operating expenses and improving cash collections and receivable turnover. If we cannot successfully implement our liquidity plans, it may be necessary for us to make significant changes to our business plans and strategy to maintain adequate liquidity. In addition, various other factors may negatively impact our liquidity, such as:

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

Although we have collaborated with Softbank since 2008, Softbank may not continue working with us in the future, whether due to changes in management preferences, business strategy, corporate structure or other factors. Softbank previously was one of our principal shareholders. On January 14, 2014, Softbank sold its entire stake in our Company, consisting of 4,883,875 (or 1,220,969 after reverse share split) ordinary shares. We repurchased 3,883,875 (or 970,969 after reverse share split) ordinary shares, and Shah Capital Opportunity Fund LP, one of our shareholders, purchased 1,000,000 (or 250,000 after reverse share split) ordinary shares, for a price of $2.54 (or $10.16 after reverse share split) per ordinary share. After the consummation of the transaction, Softbank was no longer a related party. Our net sales to Softbank totaled approximately $3.3 million and $3.3 million, respectively, representing approximately 37% and 30%, respectively, of our total net sales in 2025 and 2024. Our net sales to BSNL totaled approximately $2.2 million and $3.5 million, respectively, representing approximately 25% and 32%, respectively, of our total net sales in 2025 and 2024. We anticipate that our dependence on Softbank and BSNL will continue for the foreseeable future.

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

BSNL is UTStarcom’s long-time customer in India. In particular, our Company took on several major projects during the past few years involving the supply of telecom equipment, installation and commissioning, as well as annual maintenance contracts, and accumulated a significant amount of accounts receivable. The process of collecting payments from BSNL is taking longer than we had anticipated. As of December 31, 2025, the gross accounts receivable amount owed by BSNL to the Company was approximately $2.8 million (INR 0.3 billion).

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

UTStarcom and other equipment providers shipped substantial amounts of equipment to BSNL in 2018 to support BSNL’s network expansion. However, BSNL was delinquent in paying its suppliers as its financial condition deteriorated. We collected $11 million, $21 million, $35 million, $23 million, $10 million and $6.4 million in 2019, 2020, 2021, 2022, 2023 and 2024. Further we collected about $2.7 million and $1.0 million in 2025 and in the first quarter of 2026, respectively. The gross accounts receivable due from BSNL is approximately $2.8 million as of the year end. As BSNL's operating status has not significantly improved, the timing of future payments is uncertain despite significant collections in 2025. See “Item 5-Operating and Financial Review and Prospect”.

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

We have a rapidly evolving business model and are regularly exploring entry into new market segments and introduction of new products, features and services with respect to which we may have limited experience. In the past, we have added additional types of services and product offerings, and in some cases, we have modified or discontinued those offerings. We may continue to develop and offer additional types of products or services in the future, for example, AI networking solutions that we believe may present new market opportunities, but these products and services may not be successful. The additions and modifications to our business have increased its complexity and may present new and significant technological challenges, as well as strains on our management, personnel, operations, systems, technical performance, financial resources, and internal financial control and reporting functions. In particular, AI networking technologies are rapidly evolving and subject to significant uncertainty, and our investments in and exploration of AI networking solutions may not yield the expected results. The future viability of our business will depend on the success of our new business model and product and service offerings, and if they fail to attract or retain customers or generate revenue, our growth and operating results could be materially and adversely affected.

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

General trade tensions between the United States and China escalated beginning in 2018. Since 2018, the U.S. government imposed new or higher tariffs on specified imported products originating from China in response to what the U.S. government characterizes as unfair trade practices. The Chinese government responded to each of these rounds of U.S. tariff changes by imposing new or higher tariffs on specified products imported from the United States. On April 2, 2025, President Trump announced that the United States would impose a 10% tariff on all countries, effective on April 5, 2025, and individualized higher tariff rates on countries with which the United States has proportionately large trade deficits in goods, including, among others, a 34% additional tariff on goods imported from China that brings the total additional tariff rate levied on China since 2025 to 54%. Following that announcement, China and the United States sequentially imposed additional tariffs on each other, bringing the cumulative tariffs imposed on each other to over 100%. Other economies that are affected by increased tariffs by the United States are also considering imposing or increasing tariffs on goods from the United States. On April 9, 2025, President Trump announced a 90-day pause on the additional tariffs to other countries with the exception of China. On October 30, 2025, following negotiations to reduce trade tensions, the United States announced a one-year suspension of certain tariff increases on China, which went into effect on November 10, 2025. As of the date of this annual report, there is still a high degree of uncertainty surrounding U.S. tariff policy, how it will be implemented, and how other countries will react to it. It also remains uncertain whether increased tariffs and trade tensions will create further disruptions and uncertainties to the international trade and lead to a downturn to the global economy.

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

Our business is subject to risk from changing foreign exchange rates as a substantial part of our business was conducted in a variety of currencies other than the U.S. dollar. In 2025, approximately 31% of our sales were made in India and denominated in Indian Rupee. The value of INR against the U.S. dollar and other currencies fluctuate and is affected by, among other things, changes in the respective country’s monetary or fiscal policies and political and economic conditions and supply and demand in local markets. Over the past three years, INR fluctuated about 0.6%, 2.9% and 5.0% against the U.S. dollar in 2023, 2024 and 2025 respectively. In addition, significant sales were denominated in Japanese Yen and most of our inventory purchases and operating expenses were denominated in Renminbi. Adverse movements in currency exchange rates may negatively affect our cash flow and operating results. In aggregate, we recorded a net gain of $1.9 million in 2023, a net gain of $0.5 million in 2024 and a net gain of $0.01 million in 2025 respectively. We currently do not use forward and option contracts to hedge against the risk of foreign currency rate fluctuation in the eventual net cash inflows and outflows resulting from foreign currency denominated transactions with customers, suppliers, and non-U.S. subsidiaries. We are limited in our ability to hedge our exposure to rate fluctuations in certain currencies, including the Renminbi and Indian Rupee, primarily due to governmental currency exchange control regulations that restrict currency conversion and remittance. As a result, fluctuations in foreign currencies may have a material impact on our business, results of operations and financial condition.

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

The foreign exchange control system in China or India could be changed at any time and any such change may affect the ability of us or our subsidiaries in China or India to repatriate capital or profits, if any, outside China or India. Furthermore, SAFE, RBI or other governmental authorities have a significant degree of administrative discretion in implementing the laws and regulations and may exercise significant administrative discretion to limit convertibility of “current account” payments out of China or India. Whether as a result of a deterioration in the PRC or India balance of payments, a shift in the PRC or Indian macroeconomic prospects or any number of other reasons, China or India could impose additional restrictions on capital remittances abroad. As a result of these and other restrictions under the laws and regulations of the PRC or India, our PRC or India subsidiaries are restricted in their ability to transfer a portion of their net assets to the parent. We have no assurance that the relevant PRC or Indian governmental authorities in the future will not limit further or eliminate the ability of our PRC or Indian subsidiaries to purchase foreign currencies and transfer such funds to us to meet our liquidity or other business needs. Any inability to access funds in China or India, if and when needed for use by us outside of China or India, could have a material and adverse effect on our liquidity and our business.

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

The industry in which we compete is moving towards aggressive assertion, licensing and litigation of patents and other intellectual property rights. From time to time, we have become aware of the possibility or have been notified that we may be infringing certain patents or other intellectual property rights of others. In 2025, we have not received such claim letter. Regardless of their merit, responding to such claims could be time consuming, divert management’s attention and resources and cause us to incur significant expenses. In addition, although some of our supplier contracts provide for indemnification from the supplier with respect to losses or expenses incurred in connection with any infringement claim, certain contracts with our key suppliers do not provide for such protection. Moreover, certain of our sales contracts provide that we must indemnify our customers against claims by third parties for intellectual property rights infringement related to our products. There are no limitations on the maximum potential future payments under these guarantees. Therefore, we may incur substantial costs related to any infringement claim, which may substantially harm our results of operations and financial condition.

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

From time to time, we make financial and/or strategic investments in third party businesses. We cannot be certain that such investments will be successful. In certain instances, we have lost part or all of the value of such investments, resulting in a financial loss and/or the loss of potential strategic opportunities. We recognize an impairment charge on our investment when a decline in the fair value of such investment below the cost basis is judged to be other-than-temporary. In making this determination, we review several factors to determine whether the losses are other-than-temporary, including but not limited to: (i) the length of time the investment was in an unrealized loss position, (ii) the extent to which fair value was less than cost, (iii) the financial condition and near term prospects of the issuer, and (iv) our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value. For the years ended December 31, 2025 and 2024, we recorded impairment charges of nil and nil related to investments, respectively. If we have to write down or write-off our investments, or if potential strategic opportunities do not develop as planned, our financial performance may suffer. Moreover, these investments are often illiquid, such that it may be difficult or impossible for us to monetize such investments.

We could incur asset impairment charges for long-lived assets or long-term investments, which could negatively affect our future operating results and financial condition.

As of December 31, 2025, we had long-lived assets. During 2025 we performed assessments for any possible impairment of long-lived assets and long-term investments for accounting purposes. We review the recoverability of the carrying value of long-lived assets held and used and long-lived assets to be disposed of whenever events or changes in circumstances indicate that the carrying value of the assets or asset groups may not be recoverable. Any such charge may adversely affect our operating results and financial condition.

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

Since 2004, we have identified a material weakness in our internal control over financial reporting and have concluded that our internal controls over financial reporting were not effective as of December 31, 2025. The requirements of Section 404 of the Sarbanes-Oxley Act are ongoing and also apply to future years. We expect that our internal control over financial reporting will continue to evolve as we continue in our efforts to transform our business. Although we are committed to continue to improve our internal control processes and we will continue to diligently and vigorously review our internal control over financial reporting in order to ensure compliance with the Section 404 requirements, any control system, regardless of how well designed, operated and evaluated, can provide only reasonable, not absolute, assurance that its objectives will be met. In addition, successful remediation of the control deficiencies identified as of December 31, 2025 is dependent on our ability to hire and retain qualified employees and consultants. Therefore, we cannot be certain that in the future additional material weakness or significant deficiencies will not exist or otherwise be discovered. See “Item 15-Controls and Procedures” contained in UTStarcom Holdings Corp.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025”.

Risks Relating to Conducting Business in China

Uncertainties with respect to China’s economic, political and social condition, as well as government policies, could adversely affect our business and results of operations.

A significant portion of our business operations are conducted in China. Our subsidiaries located in China are 100% wholly owned and there are no Variable Interest Entities (“VIE”) arrangements regarding those subsidiaries. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree of economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies. While the PRC economy has experienced significant growth in the past decades, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various economic and political policies and laws and regulations to encourage economic development and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our financial condition and results of operations could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, the PRC government has implemented in the past certain measures to control the pace of economic growth. For example, from time to time, the PRC government may implement monetary, fiscal and other policies or otherwise make efforts to alter the investment-driven growth model of China’s economy, which could result in decreased capital expenditures by our end customers in China, reduce their demand for our products, and adversely affect our business and results of operations. While the PRC government's indirect influence on our Company is mainly through policies on the expenditure of our customers in China, the PRC government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of your shares.

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.

The PRC legal system is a civil law system based on written statutes. Unlike the common-law system, prior court decisions may be cited for reference but have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation since that time has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations are relatively new, the number of published decisions are limited, and such decisions are non-binding, and because these laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

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

The regulatory framework for data security in the PRC is rapidly evolving. On November 7, 2016, the Standing Committee of the National People’s Congress of China promulgated the Cybersecurity Law of the PRC (the “Cybersecurity Law”), which took effect on June 1, 2017 and was revised on October 28, 2025, with the revision becoming effective on January 1, 2026. As a fundamental law in the field of cybersecurity, the Cybersecurity Law establishes the basic legal framework governing network security in the PRC, setting out core requirements on network operators with respect to cybersecurity protection, network operation security, personal information protection and the protection of critical information infrastructure, and further strengthening legal liabilities for cybersecurity violations and enhancing coordination and consistency with other relevant laws and regulations.

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

On July 7, 2022, CAC promulgated Measures for the Security Assessment of Outbound Data Transfers, which became effective on September 1, 2022, and provide that a data processor is required to apply for security assessment for cross-border data transfer in any of the following circumstances: (i) where a data processor provides critical data to offshore entities and individuals; (ii) where a CIIO or a data processor which processes personal information of more than one million individuals provides personal information to offshore entities and individuals; (iii) where a data processor has provided personal information in the aggregate of more than 100,000 individuals or sensitive personal information of more than 10,000 individuals in total to offshore entities and individuals since January 1 of the previous year; or (iv) other circumstances prescribed by the CAC for which declaration for security assessment for cross-border transfer of data is required. We may be required to declare security assessment once we fall under any of the aforementioned circumstances and our business operations may be restricted according to the regulations above mentioned. On March 22, 2024, the CAC published the Provisions on Promoting and Regulating Cross-border Data Transfer. These provisions provide certain exemptions from obligations under the circumstances of cross-border data transfer, including, among others, the obligations for declaring data security assessment, concluding a standard contract for provisions of personal information abroad or passing the certification for personal information protection.

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

Over 2018 and 2019, RMB depreciated almost 5.7% and 1.23% against the U.S. dollar. Over 2020 and 2021, RMB rose almost 6.24% and 2.66% against the U.S. dollar. Over 2022, 2023 and 2024, RMB depreciated almost 8.72%, 2.72% and 2.85% against the U.S. dollar. Over 2025, RMB rose almost 4.14% against the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. It is difficult to predict how market forces or PRC or U.S. government policy may affect the exchange rate between the RMB and the U.S. dollar in the future.

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

Under the Implementing Regulations for the EIT Law, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” not having an establishment or place of business in the PRC, or which do have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent that such dividends have their sources within the PRC. Similarly, any profits realized through the transfer of shares by such investors are also subject to 10% PRC income tax if such profits are regarded as income derived from sources within the PRC. There remains uncertainty as to whether dividends we pay with respect to our share, or the profits you may realize from the transfer of our shares, would be treated as income derived from sources within the PRC and be subject to PRC tax. If we are required under the Implementing Regulations for the EIT Law to withhold PRC income tax on dividends payable to our non-PRC investors that are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our shares, the value of your investment in our shares may be materially and adversely affected.

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

On March 20, 2019, the Announcement of the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs on Issuing Relevant Policies for Deepening the Reform of Value-Added Tax were promulgated and became effective on April 1, 2019, together with two other relevant announcements and one circular. These policies indicated that the current Value-Added Tax rate of 16 percent in sale and imported goods was reduced to 13 percent, and the current Value-Added Tax rate of 10 percent in other categories of sale and imported goods was reduced to 9 percent from April 1, 2019. In addition, the scope of business Value-Added Tax deductions was expanded. Furthermore, the refund system of the period-end excess input Value-Added Tax for trial implementation was adopted from April 1, 2019. In addition, on December 25, 2024, the Standing Committee of the National People’s Congress promulgated the PRC Value-Added Tax Law, which took effect on January 1, 2026. As the PRC VAT regime continues to evolve, including under the PRC Value-Added Tax Law and its implementing rules, we cannot assure you that future changes in the VAT regime, tax rates, deductibility rules, refund policies or enforcement practices will not adversely affect the tax liabilities, financial condition and results of operations of our PRC subsidiaries.

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

Entities affiliated with Tonghao (Cayman) Limited, or Tonghao Cayman, and the Smart Soho International Limited, or Smart Soho, and E-Town International Holding (Hong Kong) Co. Limited, or E-Town beneficially owned approximately 33%, 13%, and 10%, respectively, of our outstanding shares as of March 31, 2026. E-Town also has the right to designate a member of our Board of Directors. As a result, Tonghao, Smart Soho and E-Town have the ability to influence all matters submitted to our shareholders for approval, as well as our management and affairs. Matters that could require shareholder approval include:

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

B.
Business Overview

Our core business is providing telecommunication and networking products, solutions, and services. As a global networking infrastructure provider, we focus on delivering innovative optical networking, carrier-class packet optical, network synchronization and broadband products and solutions, coupled with Software Defined Networking (SDN) platform. These are optimized for Artificial Intelligence (AI) networking infrastructure, mobile backhaul, metro aggregation, broadband access, and value-added services.

Our networking technologies enable high-performance optical networking as well as access, aggregation, and transports of high-speed data, voice, and video. The product lines include Converged Packet Transport (CPT), Disaggregated Router Platform, Next-Generation Packet Transport Network (NG-PTN), Packet Aggregation Network (PAN), Wireline Broadband Access including Multi-Services Access Network (MSAN) and Fiber To The X (FTTx), Carrier Wi-Fi solution, and SDN Controller, as well as new AI infrastructure-focused optical networking products currently under development.

UTStarcom is actively involved in products and solutions developments across several key areas, including 5G/5G-Advanced mobile transport networks, disaggregated network platforms optimized for telecom market applications and requirements, and network synchronization. In 2025, UTStarcom made a strategic pivot to AI Networking, focusing its innovation and development efforts on the networking solutions for the AI Data Center (AI DC) infrastructure. The new products and solutions leverage the extensive experience and knowledge we have accumulated in our key areas of expertise including optical communications, advanced networking technologies, and hardware/software design.

We maintain full-cycle in-house R&D and manufacturing capabilities equipped with advanced design, test, and measurement tools. Our manufacturing is focused on production of high-quality telecom equipment with comprehensive quality control process certified by LRQA for ISO9001/14001, ISO45001 (formerly OHSAS 18001), ensuring exceptional equipment reliability. To support our customers at all stages of network planning, deployment, and operation, we provide a full range of pre- and post-sale services including turn-key deployments as required.

AI Networking Solution Development

UTStarcom recognizes AI Networking as a major market opportunity and is shifting its primary innovation and development efforts toward this sector, leveraging its deep heritage in cutting-edge optical networking technologies and intelligent network automation to address the infrastructure demands of the AI era. Amid the explosive growth of AI processing requirements, the need for highly efficient, low-latency backend networking has become a critical bottleneck. UTStarcom is addressing this challenge by focusing on the development of a comprehensive Optical Circuit Switching (OCS) solution designed for both scale-up and scale-out AI Data Center (AI DC) architectures. By utilizing a purely optical path and eliminating optical-electrical-optical (O-E-O) conversions in suitable AI DC network applications, UTStarcom’s OCS technology is engineered to deliver massive bandwidth, lower latency, deterministic network behavior, reduced power consumption and cooling requirements, and optimized AI network cost. The Company initiated the development work in 2H 2025, with a functional prototype expected to debut in 2H 2026.

SkyFlux CPT Platform

The SkyFlux CPT is a next-generation communications platform that enables carriers to effectively manage network resources and meet the complex requirements of 5G/5G-Advanced mobile systems, as well as various other traditional and emerging applications, by ensuring high performance, flexibility, and efficiency. The SkyFlux platform combines Segment Routing over MPLS (SR-MPLS) and MPLS-TP tunneling, TDM-like Ethernet based on FlexE/G.mtn, highly accurate time synchronization, and SDN-based network intelligence into an efficient, future-proof packet transport network. The platform supports high-speed interfaces up to 100GE/200GE/400GE, high port density, and a wide range of services including L2/L3VPN, along with a full set of carrier-class features: sub-50ms protection, OAM, QoS, and hardware redundancy. In addition to high switching capacity and performance, the platform offers such advanced features as hard and soft network slicing, extra-low forwarding latency through the FlexE/G.mtn Cross-Connect feature, and Time Error (TE) accuracy reaching 5ns – characteristics of a transport networks that are particularly important for efficient 5G/5G-Advanced mobile network deployments. The platform was formally launched in 2020. Major products within the SkyFlux CPT platform include SkyFlux SPN805S, SkyFlux SPN803S carrier-grade modular routers, as well as the recent SkyFlux SPN310 compact pizza-box/CPE access platform. All SkyFlux CPT products are suitable for 300mm-depth rack installation common in networks of mobile operators.

SkyFlux UAR Disaggregated Network Solution

The disaggregation of hardware and software in telecommunication networks, specifically in 5G/5G-Advanced transport networks, is becoming an increasingly important technology. It has the potential to reduce capital and operating expenses (CAPEX and OPEX) of transport networks, while enabling a variety of requirements to be met in a flexible and cost-efficient manner. UTStarcom’s SkyFlux UAR Disaggregated Router platform combines the strength, flexibility, and low TCO benefits of modular chassis-based hardware with the advantages of the software-centric network disaggregation paradigm. The SkyFlux UAR Disaggregated Router platform is based on IP-MPLS and Segment Routing technologies, featuring advanced capabilities such as SR-MPLS, L2VPN/L3VPN/EVPN, OAM, protection, telemetry, IEEE1588v2 PTP, SyncE, and QoS/H-QoS, all adopted for target applications including 5G/5G-Advanced transport network. The product line includes the SkyFlux UAR Series chassis-based modular disaggregated routers and the SkyFlux NOS Network Operating System. While 5G/4G midhaul and backhaul are the primary targets application for the platform, it has broader potential and can be efficiently applied to other applications and market segments, including broadband aggregation, metro access and aggregation networks, and others.

UTStarcom continues to advance open, disaggregated 5G transport solutions through strategic partnerships with the research institutes of China Telecom and China Unicom, as well as collaborations with leading Chinese universities. Key achievements include the successful development of modular hardware and line cards, the cooperative development of hardware platforms and sophisticated Network Operating Systems (NOS), successful field trials, and the establishment of a live 5G pilot network. In 2025, the Company secured a major contract for the manufacturing of a significant volume of carrier-grade disaggregated router hardware for China Telecom’s metropolitan STN network. These milestones, ranging from joint development and field trials to large RFP wins, underscore UTStarcom’s leadership in delivering carrier-grade, vendor-neutral networking infrastructure for next-generation mobile and enterprise services.

SDN Platform

UTStarcom offers a suite of products based on SDN technology, combined into a SOO Network (Software-defined Open Packet Optical) solution. This solution addresses the needs of telecom operators for next generation intelligent network, helping them reduce capital expenditures and operating expenses, while enhancing overall network performance, availability, bandwidth efficiency, and improving customer experience. With the SOO network, operators gain unprecedented programmability, automation, and network control, enabling them to build highly scalable, flexible networks that readily adapt to changing business needs. The SOO Station SDN Controller is tightly integrated with our next-generation platforms, including the SkyFlux CPT and SkyFlux UAR Disaggregated Network platforms. By providing centralized intelligence, network control, and comprehensive management capabilities, it creates an efficient environment optimized for modern applications such as 5G/5G-Advanced midhaul and backhaul, edge data center / MEC interconnect networks, and next-generation metro aggregation. Key highlights include robust support for Segment Routing (SR), an advanced Path Calculation Engine (PCE), Network Slicing, and a full suite of services including L2/L3VPN and EVPN, among other advanced features.

The Company is also actively expanding the scope and reach of our network control, management, and intelligence solutions in collaboration with Chinese universities. This includes support of advanced features such as network and service orchestration, operation automation, and resource management and control for the network/compute/storage infrastructure. We also view SDN as an important technology for facilitating the implementation and efficiency of AI optical networking.

Packet Optical Products

The Next Generation Packet Transport Network (NG-PTN) product line is comprised of the NetRing Transport Network (NetRing TN) series, which is based on the Multi-Protocol Label Switch Transport Profile (MPLS-TP) and Carrier Ethernet (CE) technologies. This platform integrates packet switch and forwarding, packet optical transport, and time/clock synchronization technologies to meet the metro networking requirements of our customers. The NetRing TN platform features high port density, high-speed interfaces up to 100GE, and low power consumption, facilitating overall capital and operating expense savings. A large volume of NetRing TN products has been deployed worldwide since the platform's launch. In recent years, operator demand for bandwidth upgrades and 100GE interface support has driven NG-PTN sales, and we continue to ship our 100GE-enabled NG-PTN products to meet the demand. This includes shipments of the NetRing TN704E/TN704ES and expansion orders for TN705E, supplied for the 4G/5G network expansion of our customer in Europe in previous years. The deployed platforms and networks remain in active operation. We continue to provide comprehensive support and expect renewal of annual maintenance contracts in 2026.

Network Synchronization

The SyncRing product family was specifically designed for highly accurate time and frequency synchronization over packet-switched networks, based on PTP (IEEE1588v2) and Synchronous Ethernet technologies. The SyncRing solution is optimized for the cluster-distributed timing architecture, and is primarily aimed at mobile network operators due to its ability to meet the stringent synchronization accuracy requirements of LTE/LTE-A and 5G/5G-Advanced networks. The SyncRing product portfolio includes SyncRing XGM Series PRTC-B class T-GM grand masters (XGM30 outdoor and XGM30E indoor), as well as SyncRing XBC Series Boundary Clock (XBC510, T-BC Class A). The platform provides an excellent network clock and time synchronization solution for 4G/5G deployments. The SyncRing solution has been deployed in the LTE mobile network of one of the largest Mobile network operators (MNO) in Japan since 2017, with multiple follow-up expansion orders and volume shipments of SyncRing products. We continue to provide technical support services to the customer.

Broadband Access

Our Broadband Access solutions portfolio includes Wireless and Wireline Broadband Access platforms, as well as Broadband Core solutions.

The Broadband Access platform portfolio is comprised of MSAN, FTTx, and Carrier Wi-Fi, delivering carrier-grade connectivity across both wireline and wireless infrastructures. The iAN1200 series MSAN platform bridges legacy copper and modern fiber to facilitate high-speed data services and VoIP/IMS migration, while our FTTx solutions utilize OLT and ONT hardware to provide high-speed triple-play services. Complementing these, Carrier Wi-Fi provides managed wireless access for diverse markets, ensuring robust support for bandwidth-intensive applications.

Our Broadband Core solutions, such as IP Multimedia Subsystem (IMS) and Signaling Transfer Point (SSTP), are deployed as a part of operators’ broadband cores, enabling them to provide a variety of services to their end customers and monetize their broadband network infrastructure. The deployed platforms remain in active use by our customers, and we have received multiple support and expansion orders for IMS in recent years.

MARKETS AND CUSTOMERS

The table below describes net sales by geographic region for the fiscal years ended December 31, 2025, 2024 and 2023.

	Years Ended December 31,
		% of net		% of net		% of net
	2025	Sales	2024	Sales	2023	Sales
	(in thousands, except percentages)
Net Sales by Region
China	$2,053	23%	$2,084	19%	$2,577	16%
India	2,993	33%	4,893	45%	8,268	53%
Japan	3,932	44%	3,901	36%	4,908	31%
Total	$8,978	100%	$10,878	100%	$15,753	100%

Our products and services are used primarily in Asia. In 2025, 2024 and 2023, India market represents 33%, 45% and 53% of our net sales, respectively. Japan market represents 44%, 36% and 31% of our net sales in 2025, 2024 and 2023, respectively.

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

As we develop our Optical Circuit Switching (OCS) solution for AI Networking applications, we are actively exploring global markets to offer and bring our cutting-edge networking solutions to a broader international customer base.

A significant portion of our net sales is derived from a Japanese customer, Softbank, which is also one of our former shareholders. In 2025, our net sales to Softbank totaled approximately $3.3 million, representing approximately 37% of our total net sales. In 2024, our net sales to Softbank totaled approximately $3.3 million, representing approximately 30% of our total net sales. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business-We rely on a Japanese customer and an Indian customer for a significant portion of our net sales. Any deterioration of our relationship or any interruption to our ongoing collaboration with this customer may significantly harm our business, financial condition and results of operations.” Another significant portion of our net sales is derived from an India customer, BSNL. In 2025, our net sales to BSNL totaled approximately $2.2 million, representing approximately 25% of our total net sales. In 2024, our net sales to BSNL totaled approximately $3.5 million, representing approximately 32% of our total net sales. In the third quarter of 2019, BSNL delayed payment on a large receivable. We have received partial payment at the end of 2019 and in 2020, 2021, 2022, 2023, 2024, 2025 and Q1 2026. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business.”

COMPETITION

We compete in the telecommunications and networking equipment market, providing optical and packet-based network infrastructure products and related services for transporting diverse data traffic across carrier, enterprise, and data center networks. The markets in which we compete are characterized by fast technological evolution, converging technologies, and a migration towards automated, intelligent networking and communications solutions. While these market factors offer relative advantages to our customers and their subscribers, they also represent a competitive threat to UTStarcom. We compete with numerous vendors in every product and market category. We anticipate that the total number of our competitors providing new products and solutions may increase. Also, the composition of competitors may change as we expand our activity across various technology markets. In particular, we have experienced price-driven competition from regional players in Asia, and we anticipate this will continue.

We believe our competitive strengths are derived from three main factors: our ability to introduce and deploy well-developed networking technologies and products; our reputation for providing a customer-centric business model; and our ability to solve complex problems. Our competitive disadvantages include our relatively smaller size in terms of revenues, working capital, and financial resources and headcount; our lack of historical sales to many of the largest carriers in well-established markets and limited consumer brand recognition in certain markets.

The network infrastructure market is subject to intense competition worldwide from numerous regional and international competitors, including some of the world’s largest companies. These companies often leverage aggressive pricing, favorable payment terms, and their deep-seated customer relationships. Specific competitors in this segment include Cisco, Juniper, Nokia, Ciena, Huawei Technologies, and ZTE.

OPERATIONS

Sales, Marketing, and Customer Support

We pursue a direct sales and marketing strategy alongside OEM/ODM partnerships, targeting sales to and partnerships with telecommunications operators, research institutions, solution providers, and equipment distributors across China, Japan, India, and South Asia. We maintain sales and customer support sites in China, Japan, and India. Our customer service operations in Hangzhou and Chengdu, China, serve as both a technical resource and liaison to our product development organization.

Manufacturing, Assembly and Testing

Our manufacturing operations consist of circuit board assembly, final system assembly, software installation, and testing. We assemble circuit boards primarily using Surface Mount Technology (SMT). Assembled boards undergo individual testing prior to final assembly and are tested again at the system level before shipment. We use internally developed functional and parametric tests for quality management and process control, and have developed an internal system to track quality statistics at a serial number level. Final system testing and packaging are conducted at our own facilities as well as contracted to third parties. We currently manufacture our products at our Hangzhou, China facility.

RESEARCH AND DEVELOPMENT

We believe that the continuous development and introduction of new and enhanced products are essential to maintaining our competitive position. While we incorporate competitive analyses and emerging technology trends as factors into our product development plans, the primary driver for new products and product enhancements comes from soliciting and analyzing information about service providers’ needs. We have successfully leveraged a large pool of qualified candidates in China to cost-effectively hire highly skilled technical personnel. Our R&D centers are ISO 9001-2000 certified.

In the past we have made, and expect to continue to make, significant investments in research and development. For the years ended December 31, 2025, 2024 and 2023 our R&D expenses totaled $4.6 million, $5.1 million, and $5.9 million, respectively.

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

In November 2010, we entered into a lease agreement for our office in Tokyo, Japan. Under the term, we have leased over 500 square meters of gross floor area and we extend the lease period every two years. The current lease agreement has been renewed for another two years in November 2025. In July 2016, we entered into a new lease agreement for our office facilities in Hangzhou, China, and later we expanded the lease area with the same landlord. Under the term of these lease agreements, we have leased 15,925 square meters (approximately 171,417 square feet) of gross floor area, through July 31, 2021. In August 2021, we renewed lease agreement and leased 14,405 square meters (approximately 154,998 square feet) of gross floor area, which extends 5 years to 2026. In December 2022, we reduced the gross floor area to 11,674 square meters (approximately 125,662 square feet). We believe our facilities are suitable and adequate to meet our current needs.

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

A.
Operating Results

OVERVIEW

We are a global telecom infrastructure provider dedicated to developing technology that will serve the rapidly growing demand for bandwidth from cloud-based services, mobile, streaming and other applications. We work with carriers globally, to meet this demand through a range of innovative broadband packet optical transport and wireless/fixed-line access products and solutions. We focus on delivering innovative carrier-class broadband transport and access products and solutions, optimized for mobile backhaul, metro aggregation, broadband access and Wi-Fi data offloading. Collectively, our range of solutions is designed to expand and modernize telecommunications networks through smooth network system integration, lower operating costs and increased broadband access. We also provide the carriers with increased revenue opportunities by enhancing their subscribers’ user experience. The majority of our business is based in Japan, India and China.

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

Investments

In October 2004, we invested $3.0 million in Series D preferred convertible stock of GCT Semiconductor, Inc., or GCT, which designs, develops and markets integrated circuit products for the wireless communications industry. This investment represents approximately a 0.2965% interest in GCT. This investment is accounted for using the cost method. We assess the fair value at every year-end. In 2012 and 2016, we recorded $2.1 million and $0.8 million investment impairment, respectively. As of December 31, 2016, the book value of the investment was zero. On March 26, 2024, GCT announced that it became a publicly traded company after completing business combination with Concord Acquisition Corp III and commenced trading on NYSE under ticker symbol "GCTS" starting March 27, 2024. With the adoption of ASC 321, the Company recorded the investment of GCT, an investment in privately held company with no readily determinable fair values, using the measurement alternative at cost less impairment before GCT becoming publicly traded. The Company discontinued using the measurement alternative upon GCT becoming publicly traded, when the investment has readily determinable fair values as quoted by market exchanges, and remeasured the investment at fair value with changes in fair value recorded in earning. As of December 31, 2025 and 2024, fair value of the equity securities in GCT was $0.1 million and $0.2 million, respectively, included in short-term investments depending upon management’s intentions for trading. Changes in fair value losses of $0.1 million and gains of $0.2 million was recorded for the years ended December 31, 2025 and 2024, respectively, included in other income (expense), net.

On October 16, 2010, we invested $30.0 million in ITV Media Inc., or (“ITV”), $10.0 million of which was paid by our common shares that we had the repurchase rights and $20.0 million of which was paid by cash. We recorded this transaction as an acquisition because we then owned 75% interests in ITV and had effective control. The transactions closed on November 8, 2010. On April 15, 2012, we then exercised our repurchase right, which trigged deconsolidation of ITV from our consolidated financial statements starting from June 21, 2012 because we lost effective control due to our ownership decreasing from 75% to 49% and we lost one seat on the Board of Directors. Thereafter we recorded this investment using the equity method. From December 3, 2012 to December 31, 2015, we purchased $35.1 million convertible bonds that bear interest at 6.5% per annum with various maturity dates and subsequently all maturity dates were extended to March 31, 2027. In 2013 and 2014, we recorded a total of $9.6 million and $5.3 million, respectively, in losses for the preferred stock investment to reflect our 49% interest in ITV losses. After the preferred shares were reduced to zero, we start to record 100% ITV losses against our convertible bond investment balance until the carrying value of the convertible bond investment balance was reduced to zero. Therefore, in 2014 and 2015, we recorded $3.6 million and $14.0 million, respectively, in losses to reflect 100% of ITV losses. Additionally, at every year-end, we assess the fair value of the ITV, and recorded impairment charges of $9.1 million, $2.4 million and $6.0 million in 2013, 2014 and 2015, respectively. The convertible bond investments balance was reduced to zero as of December 31, 2015.

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

The comparison of 2024 and 2023 financial positions and results of operations and related discussions was in “Item 5—Results of Operations” included in the annual report for the year ended December 31, 2024 on Form 20-F, which was not incorporated in this annual report.

Net Sales

	Years Ended December 31,
		% of		% of
Net Sales by Segment	2025	Net Sales	2024	Net Sales
	(in thousands, except percentages)
Equipment	$751	8%	$1,406	13%
Services	8,227	92%	9,472	87%
Total	$8,978	100%	$10,878	100%
Net Sales by Region
China	$2,053	23%	$2,084	19%
India	2,993	33%	4,893	45%
Japan	3,932	44%	3,901	36%
Total	$8,978	100%	$10,878	100%

Fiscal 2025 vs. 2024

Net sales decreased by 17.5% to $9.0 million for 2025 as compared to $10.9 million for 2024.

Sales from equipment were $0.8 million for 2025, a decrease of $0.6 million compared to $1.4 million for 2024. The decrease was primarily due to decreased revenue from customers in India due to decrease in volume.

Sales from services were $8.2 million for 2025, a decrease of $1.3 million compared to $9.5 million during 2024. The decrease was mainly due to the completion of current projects and no new major projects in India.

Cost of Net Sales

	Years Ended December 31,
		% of		% of
Cost of Net Sales by Segment	2025	Net Sales	2024	Net Sales
	(in thousands, except percentages)
Equipment	$1,401	187%	$1,223	87%
Services	6,526	79%	6,749	71%
Total	$7,927	88%	$7,972	73%

Cost of net sales consists primarily of material and labor costs associated with manufacturing, assembly and testing of products, costs associated with installation and customer training, warranty costs, fees to agents, inventory and contract loss provisions and related overhead. Cost of net sales also includes import taxes and tariffs on components and assemblies.

Fiscal 2025 vs. 2024

Cost of net sales was $7.9 million, or 88% of net sales for 2025 compared to $8.0 million, or 73% of net sales, for 2024.

Cost of net sales from equipment was $1.4 million, or 187% of net equipment sales, for 2025, compared to $1.2 million, or 87% of net equipment sales for 2024. The increase was primarily due to increase in inventory reserve and a change in expected recovery of cost from suppliers.

Cost of net sales from services were $6.5 million, or 79% of net sales from services, for 2025, compared to $6.8 million, or 71% of net sales from services for 2024. The decrease was primarily due to the decrease of sales from services resulted from decrease in projects.

Gross Profit

	Years Ended December 31,
		Gross Profit		Gross Profit
Gross Profit (Loss) by Segment	2025	%	2024	%
	(in thousands, except percentages)
Equipment	$(650)	(87)%	$183	13%
Services	1,701	21%	2,723	29%
Total	$1,051	12%	$2,906	27%

Our gross profit has been affected by changes in average selling prices, material costs, product mix, the impact of warranty charges and contract loss provisions, as well as inventory reserves. Inventory reserves was $0.4 million and $0.1 million for 2025 and 2024, respectively. Our gross profit, as a percentage of net sales, varies among our product families. We expect that our overall gross profit, as a percentage of net sales, will fluctuate in the future as a result of shifts in product mix and stages of the product life cycle.

Fiscal 2025 vs. 2024

Gross profit was $1.1 million, or 12% of net sales, for 2025, compared to gross profit of $2.9 million, or 27% of net sales, for 2024.

Sales of equipment had a gross loss of $0.6 million, with a negative gross profit margin of 87%, for 2025, as compared to a gross profit of $0.2 million, with a gross profit margin of 13% for 2024. The decrease in gross profit margin was due to increase of $0.3 million in inventory reserves and a change of $0.5 million in expected recovery of cost from suppliers in addition to high fixed cost with lower revenue.

Sales of service earned a gross profit of $1.7 million, or 21% of net sales of services for 2025, compared to a gross profit of $2.7 million, or 29% of net sales of services, for 2024, due to high fixed labor cost with lower service revenue.

Operating Expenses

The following table summarizes our operating expenses:

	Years Ended December 31,
		% of		% of
	2025	Net Sales	2024	Net Sales
	(in thousands, except percentages)
Selling, general and administrative	$4,964	55%	$5,152	47%
Research and development	4,644	52%	5,085	47%
Total operating expenses	$9,608	107%	$10,237	94%

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

Selling, General and Administrative

Fiscal 2025 vs. 2024

SG&A expenses were $4.9 million for 2025, a decrease of 3.6%, or $0.2 million, as compared to $5.1 million for 2024. The decrease was mainly due to continued tight cost controls leading to personnel costs reduction and a decline in general spending.

Allowance for credit losses were approximately $0.58 million for 2025, an increase of 1,589.6%, or $0.62 million, as compared to reversal of credit losses of $0.04 million for 2024.

Research and Development

Fiscal 2025 vs. 2024

R&D expenses were $4.7 million in 2025, a decrease of 8.7%, or $0.4 million, compared to $5.1 million in 2024. The decrease was mainly due to decreased personnel cost resulting from cost reduction.

Stock-based Compensation Expense

The following table summarizes the stock-based compensation expense in the Company's Consolidated Statements of Comprehensive Loss:

	Years Ended December 31,
	2025	2024	2023
	(in thousands)
Cost of net sales	$—	—	$28
Selling, general and administrative	114	117	151
Research and development	—	—	114
Total	$114	$117	$293

As of December 31, 2025, there was approximately $0.03 million of total unrecognized compensation cost, as measured, related to unvested stock options and restricted stock and restricted stock units. This cost is expected to be recognized over a weighted-average period of 0.09 years.

Fiscal 2025 vs. 2024

Stock-based compensation expense was $0.1 million and $0.1 million for 2025 and 2024, respectively.

Interest Income

Fiscal 2025 vs. 2024

Interest income was $2.2 million and $2.8 million for 2025 and 2024, respectively. The decrease was mainly due to decrease of high-interest deposits amount held during the period.

Other Income (Expense), Net

Fiscal 2025 vs. 2024

Other expense, net was $0.01 million for 2025, compared to other income, net of $0.9 million for 2024. The decrease was mainly due to decrease of foreign currency exchanges gains resulting from depreciation of U.S. dollar against Renminbi, and decrease of changes in fair value gains resulting from the decrease of fair value of GCT investment.

Income Tax Expense

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

Fiscal 2025 vs. 2024

Income tax expense was $1.6 million in 2025, compared to $0.7 million of income tax expense in 2024. Our overall effective tax rate was -26% in 2025, compared to -19% in 2024. The fluctuation was primarily due to the India withholding income tax resulting from the dividend distributions from India in 2025.

Net Loss

As a result of the foregoing, net loss was $8.0 million, $4.4 million and $3.9 million in 2025, 2024 and 2023, respectively.

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

B.
Liquidity and Capital Resources

Contractual Obligations and Other Commercial Commitments

The following table summarizes our significant contractual obligations as of December 31, 2025:

	Payments Due by Period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
	(in thousands)
Outstanding letters of credit	$8,561	$6,574	$1,498	$388	$101
Purchase commitments	27	27	—	—	—
Capital commitments	1	1	—	—	—
Lease liabilities	1,150	817	333	—	—
Total	$9,739	$7,419	$1,831	$388	$101

Letters of credit

We issue standby letters of credit primarily to support international sales activities outside of China and in support of purchase commitments. When we submit a bid for a sale, often the potential customer will require that we issue a bid bond or a standby letter of credit to demonstrate our commitment through the bid process. In addition, we may be required to issue standby letters of credit as guarantees for advance customer payments upon contract signing or performance guarantees. As of December 31, 2025, our outstanding letters of credit approximated $8.6 million. These balances are included in Short-term restricted cash and Long-term restricted cash.

Purchase commitments

We are obligated to purchase raw materials and work-in-process inventory under various orders from various suppliers. If we fail to fulfill the contracts, it will have adverse consequences materials to our operations or financial condition. On December 31, 2025, the Company had outstanding purchase commitments, including agreement that are non-cancelable approximately $0.03 million.

Capital commitments

The Company’s capital commitments are related to commitments in connection with its ERP replacement implementation project, total capital commitments contracted but not yet reflected in the financial statements amounted to approximately $1 thousand as of December 31, 2025. All of the commitments are to be fulfilled within one year.

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

Uncertain tax positions

As of December 31, 2025, we had $3.2 million of gross unrecognized tax benefits, of which $0.5 million related to tax benefits that, if recognized, would affect the annual effective tax rate. The remaining $2.7 million gross unrecognized tax benefits, if recognized, would affect certain deferred tax assets and federal tax benefit of state income tax.

The following table sets forth a summary of our cash and cash equivalents and restricted cash as of the dates indicated.

	December 31,	December 31,
	2025	2024	Change
	(in thousands)
Cash and cash equivalents	$33,814	$43,913	$(10,099)
Restricted cash	8,561	9,230	(669)
Total	$42,375	$53,143	$(10,768)

The following table sets forth a summary of our cash flows for the periods indicated:

	Years Ended December 31,
	2025	2024
	(in thousands)
Cash used in operating activities	$(8,821)	$(4,457)
Cash used in investing activities	(1,039)	(158)
Cash provided by financing activities	—	—
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(908)	(1,889)
Net decrease in cash, cash equivalents and restricted cash	$(10,768)	$(6,504)

Cash and cash equivalents, consisting primarily of bank deposits and money market funds, are recorded at cost which approximates fair value because of the short-term nature of these instruments. As of December 31, 2025, cash and cash equivalents of approximately $4.9 million, $10.0 million, $3.8 million and $15.1 million were held by our subsidiaries in India, China, Japan and the U.S., respectively.

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

2025 Cash Flows

Net cash used in operating activities during 2025 was $8.8 million. During the year ended December 31, 2025, our operating activities were significantly affected by the following:

•
Net loss of $8.0 million adjusted by non-cash charges items, mainly including $0.2 million of depreciation, $1.1 million of lease amortization, $0.1 million of share-based compensation, $0.2 million of deferred income taxes, $0.6 million of allowance for credit losses, $0.4 million of inventory write-downs and $0.1 million of changes in fair value for trading securities investment.
•
Changes in operating assets and liabilities used net cash of $3.5 million. The cash outflow included $0.2 million from accounts receivable, $2.8 million from accounts payable, $0.7 million from customer advances, $0.1 million from deferred revenue, and $0.5 million from other liabilities, partially offset by cash inflow included $0.1 million from prepaid and other assets, $0.6 million from income tax payable and $0.1 million from inventory and deferred cost.

Net cash used in investing activities during 2025 was $1.0 million, mainly for cash outflow of $0.4 million for the purchases of property, plant and equipment and $0.6 million from the purchase of short-term investment.

Net cash provided by financing activities during 2025 was nil. See Note 5 to our Consolidated Financial Statements included under Part III, Item 18 of this Annual on Form 20-F for additional discussion.

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

Accounts receivable decreased by $0.3 million to $4.5 million as of December 31, 2025 from $4.8 million as of December 31, 2024. As of December 31, 2025, our allowance for credit losses was $1.5 million on gross receivable of $6.0 million. The significant decrease in accounts receivable and related allowance for credit losses was due to collections from India in 2025. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business.”

Inventories and Deferred Costs

The following table summarizes our inventories and deferred costs:

	December 31,	December 31,	Increase/
	2025	2024	(Decrease)
	(in thousands)
Inventories:
Raw materials	$564	$840	$(276)
Work in process	374	589	(215)
Finished goods	383	506	(123)
Total Inventories	$1,321	$1,935	$(614)
Deferred costs	$397	$272	$125

Inventories consist of product held at our manufacturing facility and warehouses, as well as finished goods at customer sites for which the customer has taken possession, but based on specific contractual terms, title has not yet passed to the customer. Finished goods at customer sites were approximately $0.1 million and nil as of December 31, 2025 and 2024 respectively.

There were no significant inventory write-offs in 2025, 2024 and 2023.

The deferred cost balance is the unamortized cost of post-contract customer support over a period of time of certain legacy contracts and we amortize the deferred revenue and related costs of goods sold over the post-contract support period.

LIQUIDITY

We recorded net loss of $8.0 million and an operating loss of $8.6 million for the year ended December 31, 2025. We recorded net loss of $4.4 million and operating loss of $7.3 million for the year ended December 31, 2024. Our accumulated deficit increased from $1,259.4 million as of December 31, 2024 to $1,267.4 million as of December 31, 2025.

Net cash used in operating activities were $8.8 million in 2025 and $4.5 million in 2024 respectively. As of December 31, 2025, we had cash and cash equivalents of $33.8 million, of which $10.0 million was held by our subsidiaries in China. The amount of cash available for transfer from the PRC subsidiaries for use by our non-PRC subsidiaries is limited both by the liquidity needs of the subsidiaries in China and by PRC-government mandated limitations including currency exchange controls on transfers of funds outside of China.

We have controlled our operating expenses over years. Our management believes that the continuing efforts to stream-line our operations will enable our fixed cost base to be better aligned with operations, market demand and projected sales level. If projected sales do not materialize, we will need to take further actions to reduce costs and expenses or explore other cost reduction options. Our management believes that both our PRC and non-PRC operations will have enough liquidity to finance working capital and capital expenditure needs for more than 12 months subsequent to the date our financial statements are issued. However, we have concentrated our business in Asia, particularly Japan, India and China. Any unforeseen prolonged economic downturn, political risk in these markets could affect our customers in making their respective investment decisions and could have a material impact on the foregoing assessment. There can be no assurance that additional financing, if required, will be available on terms satisfactory to us or at all, and if funds are raised in the future through issuance of preference shares or debt, these securities could have rights, privileges or preference senior to those of our ordinary shares and newly issued debt could contain debt covenants that impose restrictions on our operations. Further, any sale of newly issued debt or equity securities could result in additional dilution to our current shareholders.

C.
Research and Development, Patents and Licenses

We believe that an integral part of our future success will depend on our ability to develop and enhance our services. Our product development efforts and strategies consist of incorporating new technologies from third parties as well as continuing to develop our own proprietary technology.

We have utilized and will continue to utilize the products and services of third parties to enhance our platform of technologies and services to provide competitive and diverse IP-based network solutions to our users. In addition, we plan to continue to expand our technologies, products and services through products and services developed internally. We will seek to continually improve and enhance our existing services to respond to rapidly evolving competitive and technological conditions. For the years ended December 31, 2025, 2024 and 2023 we spent $4.6 million, $5.1 million, and $5.9 million, respectively, on R&D activities. R&D expenses are expensed as incurred.

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

As of and during the year ended December 31, 2025, we had no off-balance sheet arrangements.

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

Name	Age	Position
Hua Li	42	Chief Executive Officer and Board Director
Danjun (Dan) Xie	54	Chief Financial Officer
Lingrong Lu	53	Chief Technology Officer
Yinghua (Ellen) Chen	55	Chief Human Resources Officer
Ning Shan	62	Chairman of Board of Directors
Sean Shao	69	Independent Director
Hao Zheng	40	Independent Director
Yong Wang	57	Independent Director

Biographical Information

Mr. Hua Li joined the Company as Chief Executive Officer on 16th June, 2021, and assumed the role of a Director of the Board of Directors on January 1, 2022. He is currently a Legal Representative and Executive Director of Byzoro Networks Ltd.. Mr. Li brings nearly ten years of business and management experience. He previously served as the General Manager of Hangzhou Yi Yi Tai Di Information Technology Co., Ltd. Prior to that, Mr. Li served as the Deputy General Manager of Jiangsu Tongding Broadband Co., Ltd. Before that, he served as Beijing office director of Jiangsu Tongding Optoelectronic Co., Ltd. He was awarded the qualification of Senior Professional Engineer by Zhejiang Software Industry Association in early 2026. Mr. Li obtained his undergraduate diploma from Nanjing University of Technology through Online education in 2021.

Mr. Dan Xie has served as the Chief Financial Officer of UTStarcom since September, 2022, and previously served as Vice President of Global Finance of the company since December, 2020. Dan has held various management positions in UTStarcom’s Department of Finance since joining UTStarcom in April 2012, including Treasury, Tax, Technical Accounting, Internal Audit and Compliance. Dan has over ten years of experience in Corporate Finance and Public Practice, as well as nine years of experience in IT fields. Before joining UTStarcom, Mr.Xie worked as an auditor at Levi, Yetnikoff Chartered Accountants. Earlier in his career Dan worked as IT manager in Guosen Securities Company and Pingan Securities. Mr. Xie is a Chartered Professional Accountant, Chartered Accountant (CPA, CA) of Canada. Mr. Xie received a Graduate Diploma in Public Accountancy from McGill University's Desautels Faculty of Management in 2008, a Master of Engineering degree in System Engineering from Huazhong University of Science and Technology in 1996, and a Bachelor of Engineering degree in Automatic Control from Xi'an Jiaotong University in 1993.

Dr. Lingrong Lu has served as UTStarcom’s Chief Technology Officer since September 2022. Lingrong Lu has more than twenty-five years of telecommunication industry experience. Since joining UTStarcom in 2002, she has held various management role in R&D and product management in Optical Networking System (ONS), NGN/IMS and IPTV product lines; and she rejoined the Company in September 2016. She is now managing Research & Development Department, Product Management Department and Corporate IT. Prior to her appointment as the Company’s CTO, she served as Vice President of R&D since June, 2018. In her earlier experience from 1999 to 2002, she worked for Lucent Technologies (acquired by Nokia) in its Singapore Wireless CDMA GTS and Shenzhen ONS R&D Center. Lingrong graduated from Zhejiang University in 1993 with Bachelor of Engineering, major in Electrical Engineering; and received Doctor’s Degree from same university in 2014.

Ms. Ellen Chen has served as Chief Human Resources Officer at UTStarcom since September 2022. Previously, she served as Vice President of Global HR and Administration of the Company since January 2015. Ellen has more than twenty years of management experience in HR and Administration. Since joining UTStarcom in 2005, she took various HR and Administration management roles. Before joining UTStarcom, Ellen served as Director of HRA at Zhong Li Telecommunication & Technology Group, and held various management positions at Jiale Software and Swiss Band Automatic System Engineering Co., Ltd., where she managed functions related to HR, Administration, IT, Marketing, and Finance. Ellen received a Bachelor degree in Mechanical Engineering from Shanghai University in 1993, and holds qualification certifications of Human Resources Professional (HRP) and Engineer.

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

Mr. Sean Shao has served as an independent director and chairman of the audit committee of UTStarcom Holdings Corp. since October 2012 and the chairman of the compensation committee of UTStarcom Holdings Corp. since September 2019. He also serves as an independent director and chairman of the audit committee of 21Vianet Group, Inc. since August 2015, and an independent director and chairman of the compensation committee of Luckin Coffee Inc. since September 2020 and as independent director and chairman of the audit committee from May 2019 to July 2020, respectively. Mr. Shao also has served as an independent director of Whirlpool (China) Co., Ltd., a provider of laundry and kitchen equipment and solutions listed on SSE (600983), from May 2024 to June 2025. He served as the chief financial officer and a Board member of Trina Solar Limited from 2006 to 2008 and from 2015 to 2017, respectively. In addition, Mr. Shao served from 2004 to 2006 as the chief financial officer of ChinaEdu Corporation and of Watchdata Technologies Ltd. Prior to that, Mr. Shao worked at Deloitte Touche Tohmatsu CPA Ltd. for approximately a decade. Mr. Shao received his master’s degree in health care administration from the University of California at Los Angeles in 1988 and his bachelor’s degree in art from East China Normal University in 1982. Mr. Shao is a member of the American Institute of Certified Public Accountants.

Mr. Hao Zheng has served as an independent director since November 2021. Mr. Zheng has acquired a Master Degree in Project Management and Double Bachelor Degree in Business Administration & Polymer Materials and Engineering from Beijing Institute of Technology. From November 2020 to January 2026, he has been the head of the asset management department of Beijing E-town International Investment Development Co., Ltd. (“BEIID”). Since January 2026, he has been the head of department of Integrated Circuit Investment. Before that, he took various positions at the management committee of Beijing Economic-Technological Development Area.

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

B. Compensation

Compensation of Directors and Executive Officers

In 2025, we paid an aggregate of $414,522 in cash compensation and granted 30,342 restricted shares under our 2017 Plan to our directors and executive officers. In 2024, we paid an aggregate of $459,983 in cash compensation and granted 42,864 restricted shares under our 2017 Plan to our directors and executive officers.

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

As of December 31, 2025, 352,228 shares underlying options and restricted stock awards and units were outstanding.

The following table summarizes significant ranges of outstanding and exercisable stock options as of December 31, 2025:

			Weighted
		Number of shares	Average	Weighted	Number of shares	Weighted
Range of		Outstanding	Remaining	Average	Exercisable	Average
Exercise Prices		as of 12/31/2025	Contractual Term	Exercise Price	as of 12/31/2025	Exercise Price
$4.28	$4.28	184,957	2.92	$4.28	184,957	$4.28
$4.56	$4.56	122,177	1.92	$4.56	122,177	$4.56

As of December 31, 2025, we had total unvested restricted stock awards of 45,094 shares, with a weighted average grant date fair value of $2.61.

The following table summarizes, as of March 31, 2026, the outstanding options that we granted to our directors and executive officers:

	Class A Ordinary
	Shares Underlying	Exercise Price		Date of
Name	Options Awarded	(US$/Share)	Date of Grant	Expiration
Directors and Executive Officers
Hua Li	5,625	4.28	November 30, 2021	November 30, 2028
Danjun (Dan) Xie	8,458	4.28 to 4.56	Various dates from November 30, 2020 to November 30, 2021	Various dates from November 30, 2027 to November 30, 2028
Lingrong Lu	8,458	4.28 to 4.56	Various dates from November 30, 2020 to November 30, 2021	Various dates from November 30, 2027 to November 30, 2028
Yinghua (Ellen) Chen	8,458	4.28 to 4.56	Various dates from November 30, 2020 to November 30, 2021	Various dates from November 30, 2027 to November 30, 2028
Total	30,999

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

D. Employees

As of December 31, 2025, we had approximately 206 full-time employees worldwide. From time to time, we also employ part-time employees and hire contractors. Our employees are not represented by any collective bargaining agreement and we have never experienced a work stoppage. We believe that we have good employee relationships. We have not experienced significant change in the number of employees in fiscal year 2025.

The following table sets forth information regarding our staff as of December 31, 2025:

Manufacturing and supply chain	64
Research and development	76
Marketing, sales and support	35
Administration and other support	31
Total	206

E. Share Ownership

The following table sets forth certain information with respect to beneficial ownership of our ordinary shares as of March 31, 2026 by:

•
Each current director;
•
Each current executive officer;
•
All of our current directors and executive officers as a group; and
•
Each person who is known to us to beneficially own more than 5% of our ordinary shares.

The percentage of shares beneficially owned and votes held by each listed person is based upon 9,494,110 ordinary shares outstanding as of March 31, 2026 together with options that are exercisable within 60 days from March 31, 2026 and shares issuable upon vesting of restricted shares within 60 days from March 31, 2026 for each shareholder. Beneficial ownership is determined in accordance with the rules of the SEC.

See “–B. Compensation” for more details on options granted to our directors and executive officers.

	Shares	Percent of
	Beneficially	Total
Name and Address of Beneficial Owner(1)	Owned (2)(5)	Outstanding (2)
Directors and Executive Officers
Hua Li	—	—%
Danjun (Dan) Xie	1,161	0.01%
Lingrong Lu	1,546	0.02%
Yinghua (Ellen) Chen	—	—%
Ning Shan	40,097	0.42%
Sean Shao	24,647	0.26%
Yong Wang	26,378	0.28%
Hao Zheng	—	—%
All current directors and executive officers as a group	93,829	0.99%
Principal Shareholders
Tonghao (Cayman) Limited	3,175,000	33.44%
The Smart Soho International Limited(3)	1,250,000	13.17%
E-Town International Holding (Hong Kong) Co. Limited(4)	946,969	9.97%
Talent Transmission, Ltd.(3)	679,689	7.16%

(1)
Unless otherwise indicated, the address for all beneficial owners is c/o 4th Floor, South Wing, 368 Liuhe Road, Binjiang District, Hangzhou, P.R. China.
(2)
The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of March 31, 2026. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. Shares subject to options which are exercisable within 60 days of March 31, 2026 and shares underlying restricted share units that will vest within 60 days of March 31, 2026 are deemed to be outstanding and to be beneficially owned by the person holding such options or restricted share units for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person.
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

None of the shareholders known by us to beneficially own 5% or more of our outstanding shares as of March 31, 2026 have voting rights that are different from the voting rights of our other shareholders.

To our knowledge, except as disclosed above, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal person or persons, severally or jointly.

To our knowledge, there are no arrangements the operation of which may at a subsequent date result in us undergoing a change in control.

As of March 31, 2026, our directors and executive officers held options to purchase an aggregate of 30,999 ordinary shares under our existing equity incentive plans. The per share exercise prices of these options held by our directors and executive officers were $4.28, $4.56, respectively. And the expiration dates of such options are on November 30, 2027 and November 30, 2028, respectively. In addition, as of March 31, 2026, our directors and executive officers held 30,342 restricted shares, and nil restricted share units issuable upon vesting.

F. Disclosure of A Registrant’s Action to Recover Erroneously Awarded Compensation

Not Applicable.

ITEM 7-MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.
Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees-E. Share Ownership.”

B.
Related Party Transactions

On September 3, 2019, Tonghao Cayman acquired an additional 2,300,000 ordinary shares from the Company’s former shareholders and became the largest shareholder of the Company. Tongding Interconnection Information Co., Ltd. (“TDI”) is the parent company of the Tonghao Cayman, and Byzoro Networks Ltd. ("Byzoro") is a wholly owned subsidiary of TDI. The Chief Executive Officer and Director of the Company also served as an Executive Director and Legal Representative of Byzoro.

The Company recognized revenue for providing processing services to Byzoro in the amount of $103 thousand, $7 thousand and nil in 2025, 2024 and 2023, respectively. The Company recognized revenue for providing purchase agent services to Byzoro in the amount of $8 thousand, $32 thousand and nil in 2025, 2024 and 2023, respectively. As of December 31, 2025 and 2024, accounts receivable from Byzoro was $0.5 million and nil, respectively. As of December 31, 2025 and 2024, amounts due to Byzoro included in customer advances - related party was nil and $0.3 million, respectively.

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

On January 23, 2026, UTStarcom Telecom Co., Ltd. filed a complaint for overdue payment on goods sold against Hubei Township Investment Agricultural Machinery Co., Ltd. before the Binjiang District People’s Court of Hangzhou, China, claiming approximately RMB 4 million. This case is currently awaiting a court hearing.

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

	High	Low
Annual highs and lows
2021	$9.36	$3.00
2022	$5.00	$2.44
2023	$5.03	$3.10
2024	$3.43	$2.20
2025	$3.00	$1.84
Quarterly highs and lows
Second Quarter 2024	$3.10	$2.20
Third Quarter 2024	$3.20	$2.28
Fourth Quarter 2024	$3.22	$2.28
First Quarter 2025	$3.00	$2.30
Second Quarter 2025	$2.80	$1.84
Third Quarter 2025	$2.94	$2.10
Fourth Quarter 2025	$2.70	$2.20
First Quarter 2026	$2.83	$2.15
Monthly highs and lows
September 2025	$2.85	$2.15
October 2025	$2.59	$2.15
November 2025	$2.59	$2.35
December 2025	$2.70	$2.00
January 2026	$2.83	$2.25
February 2026	$2.63	$2.23
March 2026	$2.50	$2.15

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

As of the close of business on March 31, 2026, UTStarcom had 9,186,976 ordinary shares issued and outstanding and no preference shares outstanding.

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

The foreign exchange control system in China or India could be changed at any time and any such change may affect the ability of us or our subsidiaries in China or India to repatriate capital or profits, if any, outside China or India. Furthermore, SAFE or its regional branches, RBI or other governmental authorities have a significant degree of administrative discretion in implementing the laws and regulations and may exercise significant administrative discretion to limit convertibility of “current account” payments out of China or India. Whether as a result of a deterioration in the PRC or India balance of payments, a shift in the PRC or Indian macroeconomic prospects or any number of other reasons, China or India could impose additional restrictions on capital remittances abroad. As a result of these and other restrictions under the laws and regulations of the PRC or India, our PRC or India subsidiaries are restricted in their ability to transfer a portion of their net assets to the parent. We have no assurance that the relevant PRC or Indian governmental authorities in the future will not limit further or eliminate the ability of our PRC or Indian subsidiaries to purchase foreign currencies and transfer such funds to us to meet our liquidity or other business needs. Any inability to access funds in China or India, if and when needed for use by us outside of China or India, could have a material and adverse effect on our liquidity and our business.

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

We maintain an investment portfolio of various holdings, types and maturities. We do not use derivative financial instruments. We place our cash investments in instruments that meet high credit quality standards, as specified in our investment policy guidelines. Our policy is to limit the risk of principal loss and to ensure the safety of invested funds by generally attempting to limit market risk. Our cash and cash equivalents are not subject to significant interest rate risk due to the short maturities of these instruments. As of December 31, 2025, the carrying value of our cash and cash equivalents approximated fair value. As of December 31, 2025 approximately $4.9 million, $10.0 million, $3.8 million and $15.1 million were held by subsidiaries in India, China, Japan and US.

The table below represents carrying amounts and related weighted-average interest rates of our investment portfolio at December 31, 2025 and 2024:

	December 31,
	2025	2024
	(in thousands)
Cash and cash equivalents	$33,814	$43,913
Average interest rate	5.97%	5.61%
Restricted cash short-term	$6,574	$6,824
Average interest rate	1.30%	2.35%
Short-term investments and notes receivable	$1,022	$824
Average interest rate	—%	—%
Restricted cash long-term	$1,987	$2,406
Average interest rate	6.83%	6.87%
Total investment securities	$43,397	$53,967
Average interest rate	5.16%	5.19%

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

In 2025, approximately 38% of our foreign-currency denominated sales have been made in Japan, denominated in Japanese yen. The balance of our cash and cash equivalents held in Japanese Yen was $3.8 million at December 31, 2025. In 2025, approximately 31% of our foreign-currency denominated sales have been made in India, denominated in Indian rupees. The balance of our cash and cash equivalents held in Indian rupees was $4.9 million at December 31, 2025. Historically, the exchange rate between Japanese Yen and U.S. dollar, and the exchange rate between Indian rupees and U.S. dollar have been volatile. Additionally, the majority of our expenses are denominated in RMB. Due to China’s currency exchange control regulations, we are limited in our ability to convert and repatriate RMB, as well as in our ability to engage in foreign currency hedging activities in China. The balance of our cash and cash equivalents held in RMB was $2.3 million at December 31, 2025.

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

ITEM 15-CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our CEO and CFO, has performed an evaluation of the effectiveness of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act as of the end of the period covered by this report. Based upon that evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were ineffective because of the material weakness described below under “Management’s Annual Report on Internal Control over Financial Reporting.” We continue to undertake remedial steps to address the material weaknesses in our disclosure controls and procedures as set forth below under “Management’s Plan for Remediation of Material Weaknesses.”

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

As required by Section 404 of the Sarbanes Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management, including our CEO and CFO, assessed the effectiveness of internal control over financial reporting as of December 31, 2025 using the criteria set forth in the report “Internal Control-Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. As a result of management’s evaluation of our internal control over financial reporting, the following material weakness in our internal control over financial reporting was identified as of December 31, 2025.

(i)
The Company did not have sufficient resources with an appropriate level of knowledge and experience in U.S. GAAP to properly account for complex accounting issues under U.S. GAAP. Complex issues such as investment accounting, impairment assessment and loss contract reserve may not be accounted for properly in the future.

The material weakness described above may result in misstatement of the Company’s consolidated financial statements that would result in a material misstatement to the Company’s quarterly or annual consolidated financial statements that would not be prevented or detected. As a result of the material weakness, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2025.

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

ITEM 16C-PRINCIPAL ACCOUNTANT FEES AND SERVICES

Disclosure of Fees Charged by Independent Accountants

The aggregate fees billed for professional accounting services by Grant Thornton Zhitong Certified Public Accountants LLP and its affiliates for the fiscal year ended December 31, 2025 and 2024 are as follows:

	Years Ended
	December 31,
	2025	2024
	(in thousands)
Audit fees(1)	$454	$458
Audit-related fees(2)	—	—
Tax fees(3)	2	2
Total	$456	$460

(1)
Audit fees are fees for professional services rendered for the audit of our consolidated financial statements, for review of interim consolidated financial information included in quarterly reports or earnings releases, and for services that are normally provided by Grant Thornton Zhitong Certified Public Accountants LLP and its affiliates in connection with statutory and regulatory filings or engagements in 2025 and 2024.
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

ITEM 16D-EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E-PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On November 12, 2014, our Board of Directors approved a share repurchase program of up to $40 million of our outstanding shares over the next 24 months, and subsequently extended to November 2018 approved by our Board of Directors. On November 4, 2018, our Board of Directors approved for extension of the repurchase plan to November 2019. In September 2019, the Board has approved to extend two additional years. In September 2021, the Company's Board of Directors approved to extend this program to March 2022. In March 2022, the Board approved an extension for this program to the end of March 2023. In March 2023, the Board has approved to extend one additional year. In March 2024, the Board of Directors approved a one-year extension for this program. In March 2025, the Board of Directors approved to extend one additional year. In March 2026, the Board has approved to extend one additional year. During the repurchase program period, we will maintain flexibility to turn the program to an accelerated repurchase program and/or a cash tender offer, and we are not obligated to make repurchases at any specific time or situation. Our Board of Directors will review the share repurchase program periodically and may authorize adjustment of its terms and size accordingly. We plan to fund any share repurchases made under this program from our available cash balance. Purchases under the program are as follows:

			Total number of	Maximum
			shares (or units)	approximate dollar
	Total Number of		purchased as part of	value that may yet
	shares (or Units)	Average price paid	publicly announced	be purchased under
Period	purchased	per share (or unit)	plans or programs	the Plans
December 2014	41,605	$10.52	41,605	$39,561,613
January 2015	51,818	$11.60	93,423	$38,960,627
February 2015	47,921	$11.00	141,345	$38,434,451
March 2015	37,510	$10.72	178,854	$38,032,006
April 2015	35,674	$10.60	214,528	$37,654,473
May 2015	6,861	$8.68	221,389	$37,594,886
June 2015	82,176	$8.04	303,565	$36,935,426
July 2015	39,080	$7.64	342,645	$36,636,344
August 2015	36,494	$7.80	379,138	$36,352,399
September 2015	25,825	$8.08	404,963	$36,143,984
October 2015	13,875	$8.88	418,838	$36,020,775
November 2015	5,343	$8.80	424,181	$35,973,850
December 2015	8,250	$8.80	432,431	$35,901,220
January 2016	41,348	$8.80	473,779	$35,538,178
February 2016	20,165	$8.48	493,944	$35,367,443
March 2016	44,097	$8.04	538,040	$35,012,890
April 2016	126,398	$7.20	664,439	$34,102,109
May 2016	97,662	$8.08	762,101	$33,313,145
June 2016	36,636	$7.96	798,986	$33,021,480
July 2016	19,053	$7.72	817,789	$32,874,525
August 2016	59,776	$8.20	877,565	$32,384,860
September 2016	9,125	$8.64	886,690	$32,306,056
October 2016	—	—	886,690	$32,306,056
November 2016	28,050	$7.92	914,740	$32,083,499
December 2016	31,355	$7.92	946,095	$31,835,274
January 2017	3,095	$7.96	949,190	$31,810,649
February 2017	—	—	949,190	$31,810,649
March 2017	15,090	$7.56	964,279	$31,696,485
April 2017	—	—	964,279	$31,696,485
May 2017	—	—	964,279	$31,696,485
June 2017	—	—	964,279	$31,696,485
July 2017	—	—	964,279	$31,696,485
August 2017	—	—	964,279	$31,696,485
September 2017	—	—	964,279	$31,696,485
October 2017	—	—	964,279	$31,696,485
November 2017	—	—	964,279	$31,696,485
December 2017	—	—	964,279	$31,696,485
January 2018	—	—	964,279	$31,696,485
February 2018	—	—	964,279	$31,696,485
March 2018	—	—	964,279	$31,696,485
April 2018	19,235	$19.64	983,514	$31,318,604
May 2018	16,665	$19.60	1,000,179	$30,992,244
June 2018	24,936	$17.24	1,025,115	$30,561,925
July 2018	19,415	$15.92	1,044,530	$30,252,886
August 2018	22,941	$14.92	1,067,471	$29,910,383
September 2018	15,201	$15.32	1,082,671	$29,677,303
October 2018	18,598	$15.60	1,101,269	$29,387,290
November 2018	—	—	1,101,269	$29,387,290
December 2018	18,952	$11.40	1,120,221	$29,171,485
January 2019	15,236	$12.56	1,135,456	$28,980,292
February 2019	1,219	$13.84	1,136,675	$28,963,424
March 2019	—	—	1,136,675	$28,963,424
April 2019	14,193	$13.58	1,150,868	$28,770,717
May 2019	19,355	$13.13	1,170,223	$28,516,626
June 2019	15,615	$12.52	1,185,838	$28,321,171
July 2019	7,140	$12.39	1,192,978	$28,232,705
August 2019	9,457	$11.68	1,202,435	$28,232,702
September 2019	—	—	1,202,435	$28,232,702
October 2019	—	—	1,202,435	$28,232,702
November 2019	—	—	1,202,435	$28,232,702
December 2019	—	—	1,202,435	$28,232,702
January 2020	175	$11.12	1,202,610	$28,230,756
February 2020	4,457	$10.59	1,207,066	$28,183,547
March 2020	6,292	$9.50	1,213,358	$28,123,762

April 2020	1,725	$6.82	1,215,083	$28,111,993
May 2020	504	$7.10	1,215,587	$28,108,414
June 2020	4,708	$7.04	1,220,295	$28,075,271
July 2020	20,202	$6.85	1,240,497	$27,936,878
August 2020	11,770	$6.64	1,252,267	$27,858,745
September 2020	—	—	1,252,267	$27,858,745
October 2020	—	—	1,252,267	$27,858,745
November 2020	—	—	1,252,267	$27,858,745
December 2020	—	—	1,252,267	$27,858,745
January 2021	—	—	1,252,267	$27,858,745
February 2021	—	—	1,252,267	$27,858,745
March 2021	—	—	1,252,267	$27,858,745
April 2021	—	—	1,252,267	$27,858,745
May 2021	—	—	1,252,267	$27,858,745
June 2021	—	—	1,252,267	$27,858,745
July 2021	—	—	1,252,267	$27,858,745
August 2021	—	—	1,252,267	$27,858,745
September 2021	—	—	1,252,267	$27,858,745
October 2021	—	—	1,252,267	$27,858,745
November 2021	—	—	1,252,267	$27,858,745
December 2021	—	—	1,252,267	$27,858,745
January 2022	3,925	$3.20	1,256,192	$27,846,200
February 2022	—	—	1,256,192	$27,846,200
March 2022	—	—	1,256,192	$27,846,200
April 2022	—	—	1,256,192	$27,846,200
May 2022	—	—	1,256,192	$27,846,200
June 2022	—	—	1,256,192	$27,846,200
July 2022	—	—	1,256,192	$27,846,200
August 2022	—	—	1,256,192	$27,846,200
September 2022	—	—	1,256,192	$27,846,200
October 2022	—	—	1,256,192	$27,846,200
November 2022	—	—	1,256,192	$27,846,200
December 2022	—	—	1,256,192	$27,846,200
January 2023	—	—	1,256,192	$27,846,200
February 2023	—	—	1,256,192	$27,846,200
March 2023	—	—	1,256,192	$27,846,200
April 2023	—	—	1,256,192	$27,846,200
May 2023	—	—	1,256,192	$27,846,200
June 2023	—	—	1,256,192	$27,846,200
July 2023	—	—	1,256,192	$27,846,200
August 2023	—	—	1,256,192	$27,846,200
September 2023	—	—	1,256,192	$27,846,200
October 2023	—	—	1,256,192	$27,846,200
November 2023	—	—	1,256,192	$27,846,200
December 2023	—	—	1,256,192	$27,846,200
January 2024	—	—	1,256,192	$27,846,200
February 2024	—	—	1,256,192	$27,846,200
March 2024	—	—	1,256,192	$27,846,200
April 2024	—	—	1,256,192	$27,846,200
May 2024	—	—	1,256,192	$27,846,200
June 2024	—	—	1,256,192	$27,846,200
July 2024	—	—	1,256,192	$27,846,200
August 2024	—	—	1,256,192	$27,846,200
September 2024	—	—	1,256,192	$27,846,200
October 2024	—	—	1,256,192	$27,846,200
November 2024	—	—	1,256,192	$27,846,200
December 2024	—	—	1,256,192	$27,846,200
January 2025	—	—	1,256,192	$27,846,200
February 2025	—	—	1,256,192	$27,846,200
March 2025	—	—	1,256,192	$27,846,200
April 2025	—	—	1,256,192	$27,846,200
May 2025	—	—	1,256,192	$27,846,200
June 2025	—	—	1,256,192	$27,846,200
July 2025	—	—	1,256,192	$27,846,200
August 2025	—	—	1,256,192	$27,846,200
September 2025	—	—	1,256,192	$27,846,200
October 2025	—	—	1,256,192	$27,846,200
November 2025	—	—	1,256,192	$27,846,200
December 2025	—	—	1,256,192	$27,846,200

January 2026	—	—	1,256,192	$27,846,200
February 2026	—	—	1,256,192	$27,846,200
March 2026	—	—	1,256,192	$27,846,200

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

NASDAQ Marketplace Rule 5620(a) requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year end. However, NASDAQ Marketplace Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement. We follow home country practice with respect to annual meetings and did not hold an annual shareholder meeting in 2025. Our Cayman Islands counsel has provided a letter to NASDAQ certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

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

ITEM 18-FINANCIAL STATEMENTS

The audited consolidated financial statements of UTStarcom Holdings Corp. and its subsidiaries are included at the end of this Annual Report.

ITEM 19-EXHIBITS

Exhibit Number	Description	Form	Incorporated by Reference From Exhibit Number	Date Filed
1.1	Third Amended and Restated Memorandum and Articles of Association (incorporated herein by reference to the Third Amended and Restated Memorandum and Articles of Association of UTStarcom Holdings Corp. in Exhibit 99.1 to the Registrant’s Current Report filed on May 27, 2022 (File No. 001-35216))	6-K	99.1	5/27/2022
2.1	Description of share capital of the Registrant (incorporated herein by reference to the section titled “Share Capital” in Exhibit 99.1 to the Registrant’s Current Report filed on May 27, 2022 (File No. 001-35216)).	6-K	99.1	5/27/2022
4.1	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 of Form F-4 (File No. 333-173828) filed with the SEC on May 2, 2011).	F-4	10.1	5/2/2011
4.2	Stockholder Rights Agreement, made as of February 1, 2010, by and between UTStarcom, Inc. and Beijing E-town International Investment and Development Co., Ltd.	8-K	4.1	2/4/2010
4.3	2006 Equity Incentive Plan, as adopted on July 21, 2016.	S-8/A	4.1	3/10/2020
4.4	2017 Equity Incentive Plan, as adopted on January 1, 2017.	S-8/A	4.1	3/10/2020
4.5	Form of Stock Option Award Agreement for use under 2017 Equity Incentive Plan.	20-F	4.5	4/17/2019
4.6	Form of Stock Option Agreement for Directors and Officers for use under the 2017 Equity Incentive Plan.	20-F	4.6	4/17/2019
4.7	Form of Notice of Grant of Restricted Stock for use under the 2017 Equity Incentive Plan.	20-F	4.7	4/17/2019
4.8	Form of Notice of Grant of Restricted Stock Units for use under the 2017 Equity Incentive Plan.	20-F	4.8	4/17/2019
4.9	Form of Notice of Grant of Performance Shares for use under the 2017 Equity Incentive Plan.	20-F	4.9	4/17/2019
4.10	Form of Notice of Grant of Performance Units for use under the 2017 Equity Incentive Plan.	20-F	4.10	4/17/2019
4.11	UTStarcom, Inc. Amended and Restated Executive Involuntary Termination Severance Pay Plan.	10-Q	10.2	5/8/2009
4.12	Letter dated November 13, 2017 from GHP Horwath, P.C.	20-F	4.14	11/14/2017
4.13	Letter dated November 14, 2017 from Crowe Horwath LLP	20-F	4.15	11/14/2017
8.1	Subsidiaries of UTStarcom Holdings Corp.	Filed herewith	—	—
11.1	Insider Trading Policy (incorporated herein by reference to Exhibit 11.1 to the Form 20-F filed on April 29, 2024)	20-F	11.1	4/29/2024
12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—
12.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—
13.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—
13.2	Certification of Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—
15.1	Consent of Grant Thornton Zhitong Certified Public Accountants LLP	Filed herewith	—	—
97.1	Policy of the Recovery of Erroneously Awarded Compensation (incorporated herein by reference to Exhibit 97.1 to the Form 20-F filed on April 29, 2024)	20-F	97.1	4/29/2024

101.INS	Inline XBRL Instance Document	Filed herewith
101.SCH	Inline XBRL Taxonomy Extension Schema Document	Filed herewith
104	The cover page for the Company's Annual Report on Form 20-F for the year ended December 31, 2025, has been formatted in Inline XBRL and contained in Exhibit 101	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

UTSTARCOM HOLDINGS CORP.

Date: April 24, 2026	By:	/s/ Hua Li
		Name:	Hua Li
		Title:	Chief Executive Officer

UTSTARCOM HOLDINGS CORP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

UTStarcom Holdings Corp.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of UTStarcom Holdings Corp. (a Cayman Islands corporation) and subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and financial statement schedules (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

Shanghai, the People’s Republic of China

April 24, 2026

UTSTARCOM HOLDINGS CORP.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	December 31,	December 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$33,814	$43,913
Notes receivable	321	659
Short-term investments	701	165
Accounts receivable, net of allowances for credit losses of $1,481 and $1,266 in 2025 and 2024, respectively	3,985	4,849
Accounts receivable due from related party, net of allowances for credit losses of $49 and nil in 2025 and 2024, respectively	481	—
Inventories	1,321	1,935
Deferred costs	397	272
Prepaid and other current assets	3,959	4,454
Short-term restricted cash	6,574	6,824
Total current assets	51,553	63,071
Property, plant and equipment, net	709	476
Operating lease right-of-use assets, net	966	1,399
Deferred tax assets	143	379
Long-term restricted cash	1,987	2,406
Other long-term assets	547	469
Total assets	55,905	68,200
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	4,170	7,008
Income taxes payable	8,734	8,163
Customer advances	27	520
Customer advances - related party	—	249
Deferred revenue	12	62
Operating lease liabilities, current	801	1,184
Employee payroll and compensation	1,409	1,512
Other current liabilities	2,860	2,830
Total current liabilities	18,013	21,528
Operating lease liabilities, non-current	330	404
Other long-term liabilities	1,063	1,042
Total liabilities	19,406	22,974
Commitments and contingencies (Note 7)
Shareholders’ equity:
Ordinary shares: $0.015 par value; 62,500 authorized shares; 10,443 and 10,413 shares issued at December 31, 2025 and December 31, 2024, respectively; 9,187 and 9,157 shares outstanding at December 31, 2025 and December 31, 2024, respectively (Note 1)	157	156
Additional paid-in capital	1,267,939	1,267,826
Treasury stock, at cost: 1,256 and 1,256 shares at December 31, 2025 and December 31, 2024, respectively	(12,335)	(12,335)
Accumulated deficit	(1,267,378)	(1,259,428)
Accumulated other comprehensive income	48,116	49,007
Total shareholders’ equity	36,499	45,226
Total liabilities and shareholders' equity	$55,905	$68,200

See accompanying notes to consolidated financial statements

UTSTARCOM HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands, except per share data)

	Years ended December 31,
	2025	2024	2023
Net sales (1)
Products	$751	$1,406	$4,594
Services (including related parties amounts of $111, $7 and nil for the years ended December 31, 2025, 2024 and 2023, respectively)	8,227	9,472	11,159
	8,978	10,878	15,753
Cost of net sales
Products	1,401	1,223	3,666
Services	6,526	6,749	7,697
	7,927	7,972	11,363
Gross profit	1,051	2,906	4,390
Operating expenses:
Selling, general and administrative (2)	4,964	5,152	5,318
Research and development	4,644	5,085	5,881
Total operating expenses	9,608	10,237	11,199
Operating loss	(8,557)	(7,331)	(6,809)
Interest income	2,241	2,791	2,208
Other income (expense), net (including related parties amounts of nil, $32 and nil for the years ended December 31, 2025, 2024 and 2023, respectively)	(12)	855	2,024
Loss before income taxes	(6,328)	(3,685)	(2,577)
Income tax expense	(1,622)	(683)	(1,274)
Net loss	$(7,950)	$(4,368)	$(3,851)
Net loss per share Basic	$(0.87)	$(0.48)	$(0.42)
Net loss per share Diluted	$(0.87)	$(0.48)	$(0.42)
Weighted average shares outstanding-Basic	9,190	9,150	9,113
Weighted average shares outstanding-Diluted	9,190	9,150	9,113
Net loss	(7,950)	(4,368)	(3,851)
Other comprehensive loss, net of tax
Net change in cumulative translation adjustment	(891)	(1,906)	(2,527)
Comprehensive loss	$(8,841)	$(6,274)	$(6,378)

(1)
Revenue recognized for the years ended December 31, 2025, 2024 and 2023 that was included in deferred revenue (including current and non-current) and customer advances as of the beginning of each year was $0.8 million, $0.1 million and $0.1 million, respectively.
(2)
Allowances for credit loss of approximately $0.6 million, and reversals of credit losses of approximately $0.04 million and $1.3 million, were recognized as selling expenses in 2025, 2024 and 2023, respectively.

See accompanying notes to consolidated financial statements

UTSTARCOM HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands, except share data)

						Accumulated
	Ordinary Shares		Additional			Other	Total
	Shares		Paid-in	Treasury	Accumulated	Comprehensive	Shareholders’
	outstanding	Amount	Capital	Stock	Deficit	Income	Equity
	(In thousands, except number of shares)
Balance at December 31, 2022	9,073,083	$123	$1,267,445	$(12,335)	$(1,251,209)	$53,440	$57,464
Option exercise	843	—	4	—	—	—	4
Restricted shares issued and restricted share units released	39,844	—	293	—	—	—	293
Net loss	—	—	—	—	(3,851)	—	(3,851)
Other comprehensive loss:
Foreign currency translation	—	—	—	—	—	(2,527)	(2,527)
Balance at December 31, 2023	9,113,770	$123	$1,267,742	$(12,335)	$(1,255,060)	$50,913	$51,383
Restricted shares issued and restricted share units released	42,864	—	117	—	—	—	117
Issued shares value adjustment	—	33	(33)	—	—	—	—
Net loss	—	—	—	—	(4,368)	—	(4,368)
Other comprehensive loss:
Foreign currency translation	—	—	—	—	—	(1,906)	(1,906)
Balance at December 31, 2024	9,156,634	$156	$1,267,826	$(12,335)	$(1,259,428)	$49,007	$45,226
Restricted shares issued and restricted share units released	30,342	—	114	—	—	—	114
Issued shares value adjustment	—	1	(1)	—	—	—	—
Net loss	—	—	—	—	(7,950)	—	(7,950)
Other comprehensive loss:
Foreign currency translation	—	—	—	—	—	(891)	(891)
Balance at December 31, 2025	9,186,976	$157	$1,267,939	$(12,335)	$(1,267,378)	$48,116	$36,499

See accompanying notes to consolidated financial statements

UTSTARCOM HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years ended December 31,
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(7,950)	$(4,368)	$(3,851)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	207	275	230
Lease amortization	1,067	1,123	1,200
Net gain on disposal of assets	—	—	(25)
Reversal of guarantee obligations (ASC 460) reserve upon expiration of statute of limitations	(21)	(21)	(21)
Stock-based compensation expense	114	117	293
Allowance for (recovery of) credit losses	582	(39)	(1,315)
Inventory write-downs	436	97	133
Changes in fair value of equity securities	80	(165)	—
Deferred income taxes	231	154	275
Changes in operating assets and liabilities
Accounts receivable	(199)	3,570	4,802
Inventories and deferred costs	53	(1,418)	303
Prepaid and other assets	126	(680)	(854)
Accounts payable	(2,838)	(951)	(5,015)
Income taxes payable	592	(325)	181
Customer advances	(742)	543	103
Deferred revenue	(50)	(38)	—
Other liabilities	(509)	(2,331)	(917)
Net cash used in operating activities	(8,821)	(4,457)	(4,478)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(423)	(158)	(255)
Purchase of short-term investments	(616)	—	—
Net cash used in investing activities	(1,039)	(158)	(255)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options	—	—	4
Net cash provided by financing activities	—	—	4
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(908)	(1,889)	(2,483)
Net decrease in cash, cash equivalents and restricted cash	(10,768)	(6,504)	(7,212)
Cash, cash equivalents and restricted cash at beginning of year	53,143	59,647	66,859
Cash, cash equivalents and restricted cash at end of year	$42,375	$53,143	$59,647
Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	$33,814	$43,913	$49,968
Short-term restricted cash	6,574	6,824	7,117
Long-term restricted cash	1,987	2,406	2,562
Total cash, cash equivalents and restricted cash	$42,375	$53,143	$59,647
Supplemental disclosure of cash flow information:
Cash paid:
Income taxes paid	$796	$854	$963

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

The accompanying Consolidated Balance Sheets as of December 31, 2025 and 2024 and the Consolidated Statements of Comprehensive Loss for each of the three years ended December 31, 2025, 2024 and 2023 have been prepared by the Company in conformity with generally accepted accounting principles in the United States of America (“US GAAP”).

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

The Company incurred net losses of $8.0 million, $4.4 million and $3.9 million for the years ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025 and 2024, the Company had an accumulated deficit of $1,267.4 million and $1,259.4 million, respectively. The Company’s operations used net cash of $8.8 million, $4.5 million and $4.5 million for the years ended December 31, 2025, 2024 and 2023, respectively.

As of December 31, 2025 and 2024, the Company had cash and cash equivalents of $33.8 million and $43.9 million, of which $10.0 million and $17.2 million, respectively, were held by subsidiaries in China. China imposes currency exchange controls on certain transfers of cash to and from China. The Company’s China subsidiaries are subject to pre-approval from the State Administration of Foreign Exchange (“SAFE”) for non-domestic financing. Additionally, the amount of cash available for transfer from the China subsidiaries for use by the Company’s non-China subsidiaries is also limited both by the liquidity needs of the subsidiaries in China and restrictions on foreign currency exchange by Chinese-government mandated limitations including currency exchange controls on certain transfers of cash outside of China. As of December 31, 2025, the Company’s China subsidiaries have no accumulated profit, as determined in accordance with Chinese accounting standards, that can be paid as dividends. In 2025, 2024 and 2023, the Company’s China subsidiaries did not pay dividends.

On June 28, 2022, the Company effected a one-for-four reverse share split of its ordinary shares. Unless otherwise specified, all share and per share information in these consolidated financial statements has been retroactively adjusted to reflect this reverse share split.

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

Cash and Cash Equivalents:

Cash and cash equivalents consist of highly liquid instruments with maturities of three months or less when acquired. Approximately 44.5%, or $15.1 million and 12.1%, or $5.3 million of cash and cash equivalents were held by the Company’s subsidiaries in the United States as of December 31, 2025 and 2024, respectively. The remainder was held by the other UTStarcom entities throughout the world. As of December 31, 2025 and 2024, approximately 29.5%, or $10.0 million and 39.2%, or $17.2 million, of the Company’s cash and cash equivalents were held by its subsidiaries in China, respectively. China imposes currency exchange controls on transfers of cash outside of China.

Restricted Cash:

As of December 31, 2025, the Company had short-term restricted cash of $6.6 million, and long-term restricted cash of $2.0 million. As of December 31, 2024, the Company had short-term restricted cash of $6.8 million, and long-term restricted cash of $2.4 million. These amounts primarily collateralize the Company’s issuances of performance guarantee, warranty, and standby and commercial letters of credit.

Investments:

The Company’s investments consist principally of debt securities classified as “available for sale”, equity method investments, equity securities with readily determinable fair values and equity securities without readily determinable fair values. The investments in equity securities in which the Company does not have the ability to exercise significant influence are accounted for under ASC 321, “Investments—Equity Securities”. For those investments without readily determinable fair values, the Company elects to record those investments using the measurement alternative that measures those investments at cost, less impairment, plus or minus subsequent adjustments for observable price changes. The Company discontinues the use of the measurement alternative when those investments have readily determinable fair values as quoted by market exchanges, and remeasures those investments at fair value with changes in fair value recorded in earnings. Before ASC 321 was effective, the investments on which the Company does not have the ability to exercise significant influence were accounted for using the cost method.

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

Revenue from sales of communication equipment is recognized at a point in time, which is generally upon delivery. Shipping and handling costs are not considered performance obligations and are included in cost of sales as incurred. Revenue from provision of installation and commission service is recognized at a point in time when the service is completed. Revenue from provision of annual maintenance services is recognized over time on a ratable basis over the contract term. For the years ended December 31, 2025, 2024 and 2023, revenue recognized at a point in time was $3.0 million, $3.6 million and $7.3 million, respectively, and revenue recognized over time was $6.0 million, $7.3 million and $8.5 million, respectively.

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

Depreciation expense was $0.2 million, $0.3 million, and $0.2 million, for the years ended December 31, 2025, 2024 and 2023, respectively.

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

Advertising Costs:

The Company expenses all advertising costs as incurred. Payment to customers for marketing development costs are accounted for as incurred as a reduction of the revenue associated with customers. Advertising costs were less than $0.1 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Operating Leases:

At the inception of each arrangement, the Company determine if the arrangement is a lease or contains an embedded lease and review the facts and circumstances of the arrangement to classify lease assets as operating or finance leases under Topic 842. As a practical expedient, the Company has elected that for all leases, where it is the lessee, not to separate non-lease components from lease components and instead to account for all lease and non-lease components associated with each lease as a single lease component.

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

Stock-Based Compensation:

Stock-based compensation expense for all share-based payment awards granted to employees is determined based on the grant-date fair value. Stock-based compensation expense for restricted stock awards is measured based on the closing fair market value of the Company’s ordinary shares on the date of grant. Stock-based compensation expense for stock options is estimated at the grant date based on each option’s fair value as calculated by the Black-Scholes model. The Company elects to recognize the effect of forfeitures in compensation costs when they occur. Stock-based compensation is expensed ratably on a straight-line basis over the requisite service period, which is generally the vesting term of the share-based payment awards. The performance-based restricted stock units are subject to the attainment of goals determined by the Compensation Committee of the Company’s Board of Directors. The Company records the relevant stock-based compensation for the performance-based restricted stock units based on the probability of meeting the performance conditions.

Accumulated Other Comprehensive Income (“AOCI”):

AOCI consisted of foreign currency translation adjustments. The changes in AOCI, including the amounts reclassified to income, were as follows:

Foreign currency
translation and
unrealized gains
(losses), net
of tax
(in thousands)
Balance at December 31, 2023	$50,913
Unrecognized loss on foreign currency translation	(1,906)
Balance at December 31, 2024	$49,007
Unrecognized loss on foreign currency translation	(891)
Balance at December 31, 2025	$48,116

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

The foreign currency translation gain (loss) related to the remeasurement of transactions denominated in other than the functional currency is included in other income (expense), net in the consolidated statements of comprehensive loss. In connection with this remeasurement process, the Company recorded gains of less than $0.1 million, $0.5 million and $1.9 million for the years ended December 31, 2025, 2024 and 2023, respectively.

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

	Years ended December 31,
	2025	2024	2023
	(in thousands)
Anti-dilutive stock options and awards/units outstanding	352	371	357
Total(1)	352	371	357

(1)
Calculated using the treasury stock method, which assumes proceeds are used to reduce the dilutive effect of outstanding stock awards. Assumed proceeds include the unrecognized deferred compensation of share awards, and assumed tax proceeds from excess stock-based compensation deductions. For the years ended December 31, 2025, 2024 and 2023, no potential ordinary shares were dilutive because of the net loss incurred in those years, therefore basic and dilutive earnings per share were the same.

Recently Adopted Accounting Standards:

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The guidance is effective for annual periods beginning after December 15, 2024. Early adoption is permitted. This ASU should be applied prospectively with the option to apply the standard retrospectively. The Company adopted ASU 2023-09 prospectively for the fiscal year beginning January 1, 2025. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.

Recently Issued Accounting Pronouncements:

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses (“ASU 2024-03”), which requires additional disclosures about specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. This ASU should be applied prospectively with the option to apply the standard retrospectively. The Company is currently evaluating the disclosure impact of adopting ASU 2024-03.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”), which provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. An entity can elect a practical expedient to assume that the current conditions as of the balance sheet date will remain unchanged for the remaining life of the assets when estimating expected credit losses. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025, and interim reporting periods within those fiscal years. Early adoption is permitted. This ASU should be applied prospectively. The Company is currently evaluating the impact of this new standard on its consolidated financial statements and related disclosures.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities (“ASU 2025-10”), to improve generally accepted accounting principles by establishing authoritative guidance on the accounting for government grants received by business entities. The amendments establish the accounting for a government grant received by a business entity, including guidance for (1) a grant related to an asset and (2) a grant related to income. The guidance is effective for fiscal years beginning after December 15, 2028, with early adoption permitted, and it can be applied using one of the following approaches: (1) a modified prospective approach; (2) a modified retrospective approach and (3) a retrospective approach to all government grants. The Company is currently evaluating the impact of this new standard on its consolidated financial statements and related disclosures.

NOTE 3-COMPREHENSIVE LOSS

Total Comprehensive Loss for the years ended December 31, 2025, 2024 and 2023 consisted of the following:

	Years ended December 31,
	2025	2024	2023
	(in thousands)
Net loss	$(7,950)	$(4,368)	$(3,851)
Other comprehensive loss
Net Change in Foreign currency translation	(891)	(1,906)	(2,527)
Total comprehensive loss	$(8,841)	$(6,274)	$(6,378)

NOTE 4-BALANCE SHEET DETAILS

The following tables provide details of selected balance sheet items:

	December 31,	December 31,
	2025	2024
	(in thousands)
Inventories:
Raw materials	$564	$840
Work in process	374	589
Finished goods	383	506
Total Inventories	$1,321	$1,935

	December 31,	December 31,
	2025	2024
	(in thousands)
Prepaid and other current assets
Prepaid tax (1)	$327	$355
Advance to suppliers	16	19
Other receivables	967	606
Interest receivable	2,212	2,793
Prepaid and others	437	681
Total Prepaid and other current assets	$3,959	$4,454

(1)
2025 balance includes $0.3 million prepaid value added tax. 2024 balance includes $0.3 million prepaid value added tax.

	December 31,	December 31,
	2025	2024
	(in thousands)
Property, plant and equipment, net:
Leasehold improvements	$1,554	$1,504
Automobiles	259	239
Computers and software	2,889	2,756
Equipment and furniture	17,067	16,302
Total	21,769	20,801
Less: accumulated depreciation	(21,060)	(20,325)
Total Property, plant and equipment, net	$709	$476

During the years ended December 31, 2025, 2024 and 2023, the Company wrote-off fully depreciated property, plant and equipment of approximately $0.3 million with accumulated depreciation of $0.3 million, $0.1 million with accumulated depreciation of $0.1 million, and $2.7 million with accumulated depreciation of $2.7 million, respectively.

	December 31,	December 31,
	2025	2024
	(in thousands)
Other current liabilities:
Warranty costs	$45	$67
Accrued professional fees	702	671
Accrued other taxes	686	579
Provision for liquidation damages	191	191
Contract deposits	598	579
Others	638	743
Total other current liabilities	$2,860	$2,830

	December 31,	December 31,
	2025	2024
	(in thousands)
Other long-term liabilities
Non-current income tax payable	$1,063	$1,042
Total other long-term liabilities	$1,063	$1,042

NOTE 5-CASH, CASH EQUIVALENTS AND SHORT AND LONG TERM INVESTMENTS

Cash and cash equivalents, consisting primarily of bank deposits and money market funds, are recorded at cost which approximates fair value because of the short-term nature of these instruments.

Short-term investments consist primarily of investments in fixed deposits with maturities between three months and one year, which are stated at amortised cost, and equity securities with readily determinable fair values, representing marketable equity securities which are publicly traded stocks measured at fair value. Long-term investments consist of equity method investments, available-for-sale debt securities and equity securities without determinable fair values, representing investments in privately held companies.

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

The following table shows the break-down of the Company’s total short-term investment and long-term investments as of December 31, 2025 and December 31, 2024:

	December 31,	December 31,
	2025	2024
	(in thousands)
Equity securities with readily determinable fair values	$85	$165
Short-term time deposits	616	—
Total Investments	$701	$165

GCT Semiconductor

In October 2004, the Company invested $3.0 million in Series D preferred convertible stock of GCT Semiconductor, Inc., or GCT, which designs, develops and markets integrated circuit products for the wireless communications industry. This investment represents approximately a 0.2965% interest in GCT. The Company assesses the fair value every year-end. In 2012 and 2016, the Company recorded $2.1 million and $0.8 million investment impairment, respectively. As of December 31, 2016, the book value of the investment was zero. On March 26, 2024, GCT announced that it became a publicly traded company after completing business combination with Concord Acquisition Corp III and commenced trading on NYSE under ticker symbol "GCTS" starting March 27, 2024. As of December 31, 2025, the Company holds about 0.12% of its outstanding common shares. With the adoption of ASC 321, the Company recorded the investment of GCT, an investment in privately held company with no readily determinable fair values, using the measurement alternative at cost less impairment before GCT becoming publicly traded. The Company discontinued using the measurement alternative upon GCT becoming publicly traded, when the investment has readily determinable fair values as quoted by market exchanges, and remeasured the investment at fair value with changes in fair value recorded in earnings. As of December 31, 2025 and 2024, fair value of the equity securities in GCT was $0.1 million and $0.2 million, respectively, included in short-term investments depending upon management’s intentions for trading. Changes in fair value losses of $0.1 million and gains of $0.2 million was recorded for the years ended December 31, 2025 and 2024, respectively, included in other income (expense), net.

ITV Media Inc. or ITV

On October 16, 2010, the Company invested $30.0 million in ITV Media Inc., or (“ITV”), $10.0 million of which was paid by the Company’s common shares that it had the repurchase rights and $20.0 million of which was paid by cash. The Company recorded this transaction as an acquisition because the Company owned 75% interest of ITV and had effective control. The transactions closed on November 8, 2010. On April 15, 2012, the Company exercised its repurchase right, and this triggered deconsolidation of ITV from the Company’s consolidated financial statements starting from June 21, 2012 as the Company lost the effective control due to reduced ownership from 75% to 49% and loss of a Board of Directors seat. As the result, the Company accounted for this investment using the equity method. From December 3, 2012 to December 31, 2015, the Company purchased $35.1 million convertible bonds that bear interest at 6.5% per annum with various maturity dates, and subsequently all maturity dates were extended to March 31, 2027. In 2013 and 2014, the Company recorded a total of $9.6 million and $5.3 million, respectively, in losses for the preferred stock investment to reflect 49% interest in ITV losses. After the value of the preferred shares were reduced to zero, the Company started to record 100% of ITV losses against the Company’s convertible bond investment balance until the carrying value of the convertible bond investment balance was reduced to zero. Therefore, in 2014 and 2015, the Company recorded $3.6 million and $14.0 million in losses to reflect 100% of ITV losses. At every year-end, the Company assessed the fair value of the ITV, and recorded impairment charges of $9.1 million, $2.4 million and $6.0 million in 2013, 2014 and 2015, respectively. The convertible bond investments balance was reduced to zero as of December 31, 2015.

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

The Company’s financial instruments consist principally of cash and cash equivalents, short-term investments, restricted cash, notes receivable, accounts receivable, long-term investments, accounts payable and certain accrued liabilities. Short-term investments consist of equity securities with readily determinable fair values, representing marketable equity securities which are publicly traded stocks measured at fair value. As of December 31, 2025, the respective carrying values of financial instruments except for short and long-term investments approximated their fair values based on their short-term maturities.

		Fair value measurement or disclosure
		at December 31, 2025 using

	Total fair value at December 31, 2025	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	(in thousands, except percentages)
Short-term investments:
Equity securities with readily determinable fair values	$85	$85	$—	$—
Total assets measured at fair value	$85	$85	$—	$—

		Fair value measurement or disclosure
		at December 31, 2024 using

	Total fair value at December 31, 2024	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	(in thousands, except percentages)
Short-term investments:
Equity securities with readily determinable fair values	$165	$165	$—	$—
Total assets measured at fair value	$165	$165	$—	$—

NOTE 6- OPERATING LEASES

The Company’s leases consist of operating leases for office space in PRC, India, Japan and the United States. The Company determines if an arrangement is a lease at inception. As of December 31, 2025, the Company had no long-term leases that were classified as a financing lease. As of December 31, 2025, the Company did not have additional operating leases that have not yet commenced.

Total operating lease expenses for the year ended December 31, 2025 were $1.1 million, including $0.6 million in cost of net sales and $0.5 million in operating expense in the consolidated statement of comprehensive loss.

As of December 31, 2025, the Company recognized operating lease ROU assets of $1.0 million and total lease liabilities $1.1 million, including a current portion of $0.8 million for operating leases.

	For the year ended December 31, 2025	For the year ended December 31, 2024
	(in thousands)
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows used in operating leases	$1,092	$1,092
Right-of-use assets obtained in exchange of new lease obligations:
Operating leases	$552	$14
Weighted average remaining lease term
Operating leases	1.3 years	1.5 years
Weighted average discount rate
Operating leases	4.23%	5.15%

Maturities of lease liabilities as of December 31, 2025 are as follows:

Amount
(in thousands)
2026	817
2027	333
Total future lease payments	1,150
Less: Imputed interest	(19)
Total lease liability balance	$1,131

NOTE 7-COMMITMENTS AND CONTINGENCIES

Contractual obligations and commercial commitments

Letters of credit:

The Company issues bid bond, commercial letters of credit or standby letters of credit primarily to support international sales activities outside of China and in support of purchase commitments. When the Company submits a bid for a sale, often the potential customer will require that the Company issue a bid bond or a standby letter of credit to demonstrate its commitment through the bid process. In addition, the Company may be required to issue standby letters of credit as guarantees for advance customer payments upon contract signing or performance guarantees. The standby letters of credit usually expire without being drawn by the beneficiary thereof. Finally, the Company may issue commercial letters of credit in support of purchase commitments. As of December 31, 2025, the Company’s outstanding letters of credit approximated $8.6 million. These balances are included in Short-term restricted cash and Long-term restricted cash.

Purchase commitments:

The Company is obligated to purchase raw materials and work-in-process inventory under various orders from various suppliers. If the Company fails to fulfill the contracts, it will have adverse consequences materials to the Company’s operations or financial condition. On December 31, 2025, the Company had outstanding purchase commitments, including agreements that are non-cancelable, approximating $0.03 million.

Capital commitments

The Company’s capital commitments are related to commitments in connection with its ERP replacement implementation project, total capital commitments contracted but not yet reflected in the financial statements amounted to approximating $1 thousand as of December 31, 2025. All of the commitments are to be fulfilled within one year.

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

Uncertain tax positions:

As of December 31, 2025, the Company had $3.2 million of gross unrecognized tax benefits, of which $0.5 million related to tax benefits that, if recognized, would affect the annual effective tax rate. The remaining $2.7 million gross unrecognized tax benefits, if recognized, would affect certain deferred tax assets and federal tax benefit of state income tax.

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

NOTE 8-ORDINARY SHARE REPURCHASE AND ISSUANCE

On November 12, 2014, the Company’s Board of Directors approved a share repurchase program of up to $40.0 million of its ordinary shares outstanding over the 24 months through 2016. On November 4, 2016, the Company’s Board of Directors approved an extension for this program to November 2018. On November 4, 2018, the Company’s Board of Directors approved an extension for this program to November 2019. In September 2019, the Board had approved to extend two additional years. In September 2021, the Company's Board of Directors approved to extend this program to March 2022. In March 2022, the Board of Directors approved an extension for this program to the end of March 2023. In March 2023, the Board of Directors had approved to extend one additional year. In March 2024, the Board of Directors approved a one-year extension for this program. In March 2025, the Board of Directors approved to extend one additional year. In March 2026, the Board of Directors had approved to extend one additional year. For the years ended December 31, 2025, 2024 and 2023, the Company repurchased nil, nil and nil shares at the cost of nil, nil and nil, respectively. All the repurchased shares under the repurchase program are classified as treasury shares of the Company until they are retired or reissued.

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

As of December 31, 2025, the Company has the stock incentive plans described below. Substantially all outstanding awards are subject to potential accelerated vesting in the event of a change in control of the Company. The Company repurchases and cancels its ordinary shares forfeited with respect to the tax liability associated with certain vesting of restricted stock and restricted stock unit grants under these plans.

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

As of December 31, 2025, 352,228 shares underlying options and restricted stock awards and units were outstanding under the 2017 Plan.

Stock Award and Stock Option Activity

Under the Plans, the Company granted equity awards primarily consisting of stock option and restricted stock. Such awards generally vest over a period of four years or two years from the vesting start date. Restricted stock has the voting rights of ordinary shares and the shares underlying restricted stock are issued and outstanding. As of December 31, 2025, the number of ordinary shares available for issuance pursuant to future grants under the 2017 plan, including remaining unissued shares under Prior Plans that have been transferred into the 2017 plan were 7,248. The 2006 Plan expired on December 31, 2016, and as of December 31, 2025, 446,200 shares were transferred to the 2017 Plan that was approved by the Board of Director on November 4, 2016. The following table summarizes the Company’s stock option activities:

		Weighted
	Number of	average
	shares	exercise
	outstanding	price
	(in thousands)
Options Outstanding, December 31, 2023	322	$4.39
Options granted	—	—
Options exercised	—	—
Options cancelled	—	—
Options forfeited or expired	(8)	4.40
Options Outstanding, December 31, 2024	314	$4.39
Options granted	—	—
Options exercised	—	—
Options cancelled	—	—
Options forfeited or expired	(7)	4.33
Options Outstanding, December 31, 2025	307	$4.39

Under the Plans, the Company granted restricted stock awards. Restricted stock awards are unvested stock awards that may include grants of restricted stock or grants of restricted stock units. Such awards generally vest over a period of four years from the date of grant. Restricted stock has the voting rights of ordinary share and the shares underlying restricted stock are considered to be currently issued and outstanding. Restricted stock units do not have the voting rights of ordinary shares, and the shares underlying the restricted stock units are not considered issued and outstanding. The expense for such awards is based on the fair market value of the shares at the date of grant and is recognized on a straight-line basis over the requisite service period. The grant of restricted stock awards is deducted from the shares available on a one to one basis for grant under the Company’s stock plan. Unvested restricted awards as of December 31, 2025 and changes during the year ended December 31, 2025 are summarized below:

		Weighted
		average
		grant date
	Shares	fair value
	(in thousands)
Total nonvested restricted stock at December 31, 2023	35	$3.28
Granted	43	3.03
Vested	(20)	3.79
Forfeited	—	—
Total nonvested restricted stock at December 31, 2024	58	$2.91
Granted	30	2.63
Vested	(43)	3.03
Forfeited	—	—
Total nonvested restricted stock at December 31, 2025	45	$2.61

During 2025, approximately 0.04 million shares of restricted stock awards vested. The total fair value of restricted stock awards vested, as measured on the date of vesting, during 2025 was $0.1 million. During 2025, the Company also granted approximately 0.03 million restricted stock awards.

During 2024, approximately 0.02 million shares of restricted stock awards vested. The total fair value of restricted stock awards vested, as measured on the date of vesting, during 2024 was $0.1 million. During 2024, the Company also granted approximately 0.04 million restricted stock awards.

The following table summarizes significant ranges of outstanding and exercisable stock options as of December 31, 2025:

			Weighted
		Number of shares	Average	Weighted	Number of shares	Weighted
Range of		Outstanding	Remaining	Average	Exercisable	Average
Exercise Prices		as of 12/31/2025	Contractual Term	Exercise Price	as of 12/31/2025	Exercise Price
$4.28	$4.28	184,957	2.92	$4.28	184,957	$4.28
$4.56	$4.56	122,177	1.92	$4.56	122,177	$4.56

	Number of shares	Weighted average exercise price
Options exercisable as of December 31, 2025	307,134	$4.39
Options vested and expected to vest as of December 31, 2025	307,134	$4.39

The intrinsic value represents the total pre-tax intrinsic value and is calculated as the difference between the market value as reported by NASDAQ on December 31, 2025 of $2.54 and the exercise price of the in-the-money shares. During 2025, the total pre-tax intrinsic value of options exercised was negligible. The weighted average remaining contractual life of options exercisable was 2.52 years, and the weighted average remaining contractual life of options expected to vest was 2.52 years as of December 31, 2025.

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

No stock options were granted under the 2017 Plan during 2025, 2024 and 2023.

At December 31, 2025, there was approximately $0.03 million of total unrecognized compensation cost, as measured, related to unvested stock options and restricted stock and restricted stock units, which is expected to be recognized over a weighted-average period of 0.09 years.

At December 31, 2024, there was approximately $0.1 million of total unrecognized compensation cost, as measured, related to unvested stock options and restricted stock and restricted stock units, which is expected to be recognized over a weighted-average period of 0.11 years.

The following table summarizes the stock-based compensation expense recognized in the Company’s Consolidated Statements of Comprehensive Loss:

	Years Ended December 31,
	2025	2024	2023
	(in thousands)
Cost of net sales	$—	—	$28
Selling, general and administrative	114	117	151
Research and development	—	—	114
Total	$114	$117	$293

NOTE 10—INCOME TAXES

Cayman Islands

Under the current tax laws of Cayman Islands, the Company and its subsidiaries are not subject to tax on their income or capital gains. In addition, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

United States and Foreign Income Taxes

United States and foreign income (loss) before income taxes were as follows:

	Years Ended December 31
	2025	2024	2023
	(in thousands)
United States	$4,749	$643	$16,378
Foreign	1,683	(4,328)	(3,533)
Elimination of Intercompany Dividend Income	(12,760)	—	(15,422)
	$(6,328)	$(3,685)	$(2,577)

For the year 2023, the sum of income before income taxes of all US and foreign subsidiaries is different from the consolidated loss before income taxes. The difference is resulted from the intercompany dividend incomes of $15.4 million.

For the year 2025, the sum of income before income taxes of all US and foreign subsidiaries is different from the consolidated loss before income taxes. The difference is resulted from the intercompany dividend incomes of $12.8 million.

The total income tax paid were as follows:

Year Ended December 31, 2025
(in thousands)
United States	$—
Foreign
India	521
Japan	275
Other jurisdictions	—
Total income tax paid (net of refund)	$796

For the year 2025, the sum of income tax paid is amounted to $0.8 million, primarily comprising tax payments in India and Japan.

The components of the income tax expense are summarized as follows:

	Years Ended December 31,
	2025	2024	2023
	(in thousands)
Current
Federal	$—	$—	$—
State	—	—	—
Foreign	1,391	529	999
Total current income tax expense	$1,391	$529	$999
Deferred
Federal	—	—	—
State	—	—	—
Foreign	231	154	275
Total deferred tax expense	$231	$154	$275
Total income tax expense	$1,622	$683	$1,274

The Company did not recognize a deferred tax liability related to un-remitted foreign earnings because such earnings were expected to be reinvested indefinitely.

As of December 31, 2025, the Company had gross unrecognized tax benefits of approximately $3.2 million and had certain deferred tax assets and the federal tax benefit of state income tax items totaling $2.7 million. Of the total $3.2 million gross unrecognized tax benefits, $0.5 million related to tax benefits that, if recognized, would impact the annual effective tax rate.

The Company’s policy is to recognize interest expense and penalties related to the above unrecognized tax benefits as a component of income tax expense. The Company had accrued interest and penalties of approximately $0.5 million as of December 31, 2025 and approximately $0.5 million as of December 31, 2024.

The Company is subject to taxation in the U.S. federal jurisdiction and various U.S. state and foreign jurisdictions. The Company is also under audit by the taxing authorities in China on a recurring basis. The material jurisdictions that the Company is subject to examination are in the United States and China. The Company’s tax years for 2015 through 2025 are still open for examination in China and in the United States.

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

A summary of the Company’s unrecognized tax benefits is as follows:

	Years Ended December 31,
	2025	2024	2023
	(in thousands)
Beginning balance-gross unrecognized tax benefits (UTB’s)	$3,244	$3,244	$3,244
Tax credit expiration	—	—	—
Ending balance—UTB	3,244	3,244	3,244
UTB’s as a credit in deferred taxes	(2,347)	(2,347)	(2,347)
Federal benefit of state taxes	(356)	(356)	(356)
UTB’s that would impact the effective tax rate	$541	$541	$541

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

A summary of the components of net deferred tax assets is as follows:

	December 31,	December 31,
	2025	2024
	(in thousands)
Deferred Tax Assets
Allowance and reserves	$2,079	$1,980
Net operating loss carryforward	164,540	164,343
Tax credit carryforwards	5,543	5,006
Property, plant and equipment	314	217
Accrued warranties	9	13
Other	12,456	12,938
Total deferred tax assets	184,941	184,497
Deferred Tax Liabilities
Deferred revenue and customer advances, net	(68)	(136)
Prepaid expense	(36)	(41)
Total deferred tax liabilities	(104)	(177)
Total net deferred tax assets	184,837	184,320
Less: Valuation allowance	(184,694)	(183,941)
Total net deferred tax assets	$143	$379

As of December 31, 2025, the Company’s U.S. federal net operating loss carryforwards were $548 million, among which $546 million will expire in varying amounts between 2026 and 2037 and $2 million will be carried forward indefinitely. As of December 31, 2025 , state net operating loss carryforwards were $228 million and will expire in varying amounts between 2028 and 2033. The Company has concluded that these federal and state net operating losses did not meet the more likely than not standard contained in FASB ASC 740-10 and has therefore provided a $128.9 million valuation allowance against the related deferred tax assets.

As of December 31, 2025, the Company also had net operating loss carryforwards (“NOLs”) in China of approximately $130.1 million. $12.8 million NOLs of China expired this year and remaining China net operating loss carryforwards will expire in varying amounts between 2026 and 2035. The Company has also concluded that these China net operating losses did not meet the more likely than not standard and has therefore provided a $19.8 million valuation allowance against the related deferred tax assets.

As of December 31, 2025, the Company had NOLs of approximately $94.4 million in countries other than the U.S. and China. These NOLs do not expire and can be carried forward indefinitely. However, the Company concluded that these losses did not meet the more likely than not standard and has therefore provided a full valuation allowance of $15.8 million against the related deferred tax assets.

As of December 31, 2025, the Company has federal and California research and development credit carryforwards of $1.2 million and $6.4 million, $6.4 million of the credits have an indefinite life and $1.2 million of the credits will expire in varying amounts between 2026 and 2028. The Company has U.S. foreign tax credits of $1.9 million which expire in varying amounts between 2026 and 2028. The Company has concluded that these U.S. tax credit carryforwards did not meet the more likely than not standard contained in FASB ASC 740-10 and has therefore provided a $5.5 million valuation allowance against the related deferred tax assets.

The difference between the Company’s effective income tax amount and the federal statutory amount are reconciled below:

	Years Ended December 31,
	2024	2023
	(in thousands)
Federal tax (benefit) at statutory rate	$(774)	$(541)
Stock compensation expense	25	62
Effect of differences in foreign tax rates	612	925
Effect of elimination of dividend distribution	—	3,239
Tax loss expiration	2,934	—
ASC 740-10 reserve	21	21
Change in deferred tax valuation allowance	(2,203)	(2,369)
Other	68	(63)
Total Tax Expense	$683	$1,274

A reconciliation of the provision for income taxes to the amount computed by applying the 21% statutory U.S. federal income tax rate to income before income taxes after the adoption of ASU 2023-09 is as follows:

	Year Ended December 31, 2025
	Amount	Percent
	(in thousands)
Loss before income taxes	$(6,329)
Income tax expense (benefit) computed at US tax rate	(1,329)	21%
Foreign Tax Effects
Foreign withholding taxes on dividends	1,015	-16%
Elimination of dividend distribution	2,680	-42%
China
Statutory tax rate difference between China and US	514	-8%
Changes in valuation Allowance	(812)	12%
NOL expired in current year	1,867	-29%
Hong Kong
Statutory tax rate difference between Hong Kong and US	17	0%
Changes in valuation Allowance	(1,889)	30%
Other jurisdictions
Statutory tax rate difference between other jurisdictions and US	493	-8%
Changes in valuation Allowance	4	-1%
Net impact of changes to uncertain tax positions	21	0%
Changes in valuation Allowance	(1,013)	16%
Other adjustments	54	-1%
Total Tax Expense	$1,622	-26%

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

In 2025, the change in deferred tax valuation allowance of $3.7 million is primarily attributable to the reversal of valuation allowance in relation to the utilization of the tax losses in the United States as well as the expiration of the tax losses in China and the tax expense related to continuing to provide full valuation allowance on the Company’s deferred tax assets at December 31, 2025 in the United States and China. In 2024, the change in deferred tax valuation allowance of $2.2 million is primarily attributable to the reversal of valuation allowance in relation to the utilization of the tax losses in the United States as well as the expiration of the tax losses in China and the tax expense related to continuing to provide full valuation allowance on the Company’s deferred tax assets at December 31, 2024 in the United States and China. In 2023, the change in deferred tax valuation allowance of $2.4 million is primarily attributable to the reversal of valuation allowance in relation to the utilization of the tax losses in the United States and the tax expense related to continuing to provide full valuation allowance on the Company’s deferred tax assets at December 31, 2023 in the United States and China.

In 2025, 2024, and 2023, there was no net income tax benefit related to tax credits due to full valuation allowance applied.

NOTE 11-OTHER INCOME (EXPENSE), NET

Other income (expense), net consists of the following:

	Years Ended December 31,
	2025	2024	2023
	(in thousands)
Foreign exchange gains	$13	$537	$1,912
Unrealized gains (losses) recognized on equity securities	(80)	165	—
Other	55	153	112
Total	$(12)	$855	$2,024

NOTE 12-NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per share for the years ended December 31, 2025, 2024 and 2023:

	Years Ended December 31,
	2025	2024	2023
	(in thousands)
Numerator:
Net loss	$(7,950)	$(4,368)	$(3,851)
Denominator:
Weighted average shares outstanding-Basic	9,190	9,150	9,113
Potentially dilutive ordinary share equivalents-stock options and restricted stock	—	—	—
Weighted average shares outstanding–Diluted	9,190	9,150	9,113
Net loss per share–Basic	$(0.87)	$(0.48)	$(0.42)
Net loss per share–Diluted	$(0.87)	$(0.48)	$(0.42)

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

For the years ended December 31, 2025, 2024 and 2023, there was nil ordinary shares that were dilutive.

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

The Company’s Chief Operating Decision Maker, who is also the Company’s Chief Executive Officer, makes financial decisions and resource allocations based on information received from their internal management system and currently evaluates the operating performance and allocates resources to the reporting segments based on segment gross profit. The accounting policies used in measuring segment assets and operating performance are the same as those used at the consolidated level.

Summarized below are the Company’s segment information for the years ended December 31, 2025, 2024 and 2023 based on the current reporting segment structure.

	Year ended December 31, 2025
	Equipment	Services	Consolidated
	(in thousands)
Net Sales	$751	$8,227	$8,978
Cost of Net Sales	(1,401)	(6,526)	(7,927)
Gross Profit (Loss)	(650)	1,701	1,051
Research and Development			(4,644)
General and corporate			(2,735)
Loss before income taxes			$(6,328)

	Year ended December 31, 2024
	Equipment	Services	Consolidated
	(in thousands)
Net Sales	$1,406	$9,472	$10,878
Cost of Net Sales	(1,223)	(6,749)	(7,972)
Gross Profit	183	2,723	2,906
Research and Development			(5,085)
General and corporate			(1,506)
Loss before income taxes			$(3,685)

	Year ended December 31, 2023
	Equipment	Services	Consolidated
	(in thousands)
Net Sales	$4,594	$11,159	$15,753
Cost of Net Sales	(3,666)	(7,697)	(11,363)
Gross Profit	928	3,462	4,390
Research and Development			(5,881)
General and corporate			(1,086)
Loss before income taxes			$(2,577)

General and corporate expenses include selling, general and administrative expenses, partially offset by interest income, and other income (expense), net, which are the same as those presented in the consolidated statements of comprehensive loss.

Sales are attributed to a geographical area based upon the location of the customer. Sales data by geographical area are as follows:

	Years Ended December 31,
		% of net		% of net		% of net
	2025	Sales	2024	Sales	2023	Sales
	(in thousands, except percentages)
Net Sales by Region
China	$2,053	23%	$2,084	19%	$2,577	16%
India	2,993	33%	4,893	45%	8,268	53%
Japan	3,932	44%	3,901	36%	4,908	31%
Total	$8,978	100%	$10,878	100%	$15,753	100%

Long-lived assets, consisting of property, plant and equipment, by geographical area are as follows:

	December 31,
	2025	2024
	(in thousands)
China	$709	$475
Other	—	1
Total long-lived assets	$709	$476

NOTE 14-CREDIT RISK AND CONCENTRATION

Financial Risks:

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, short-term investments and accounts and notes receivable. The Company places its idle cash with several commercial banks. Approximately $18.7 million and $38.6 million of the Company’s cash and cash equivalents were on deposit in accounts outside the U.S. at December 31, 2025 and 2024, respectively, of which approximately $10.0 million and $17.2 million were held by subsidiaries in China. China imposes currency exchange controls on certain transfers of funds to and from China. The Company’s China subsidiaries are subject to pre-approval from the State Administration of Foreign Exchange (“SAFE”) for non-domestic financing. Additionally, the amount of cash available for transfer from the China subsidiaries for use by the Company’s non-China subsidiaries is also limited both by the liquidity needs of the subsidiaries in China and the restriction on foreign currency exchange by Chinese-government mandated limitations including currency exchange controls on certain transfers of funds outside of China.

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

Concentration of Credit Risk and Major Customers:

At December 31, 2025 and 2024, the Company’s accounts receivable balance included amounts due from customer A, representing approximately nil and nil of the Company’s total accounts receivable, net of allowances for credit losses, respectively.

At December 31, 2025 and 2024, the Company’s accounts receivable balance included amounts due from customer B, representing approximately 70% and 78% of the Company’s total accounts receivable, net of allowances for credit losses, respectively. The Company has collected over $2.7 million and $1.0 million in 2025 and in the first quarter of 2026, respectively.

The following customers accounted for 10% or more of the Company’s net revenues:

	For the years ended
	December 31,
	2025	2024	2023
Customer A	37%	30%	23%
Customer B	25%	32%	36%

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

NOTE 15-RELATED PARTY TRANSACTIONS

On September 3, 2019, Tonghao Cayman acquired an additional 2,300,000 ordinary shares from the Company’s former shareholders and became the largest shareholder of the Company. Tongding Interconnection Information Co., Ltd. (“TDI”) is the parent company of the Tonghao Cayman, and Byzoro Networks Ltd. ("Byzoro") is a wholly owned subsidiary of TDI. The Chief Executive Officer and Director of the Company also served as an Executive Director and Legal Representative of Byzoro.

The Company recognized revenue for providing processing services to Byzoro in the amount of $103 thousand, $7 thousand and nil in 2025, 2024 and 2023, respectively. The Company recognized revenue for providing purchase agent services to Byzoro in the amount of $8 thousand, $32 thousand and nil in 2025, 2024 and 2023, respectively. As of December 31, 2025 and 2024, accounts receivable from Byzoro was $0.5 million and nil, respectively. As of December 31, 2025 and 2024, amounts due to Byzoro included in customer advances - related party was nil and $0.3 million, respectively.

NOTE 16-RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit payments of dividends by the Company's PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards. As a result of these PRC laws and regulations, the Company's PRC subsidiaries are restricted in their ability to transfer a portion of their net assets either in the form of dividends, loans or advances. Amounts restricted include paid-in capital, additional paid-in capital and statutory reserve funds, less accumulated deficit. Since the Company's PRC subsidiaries has a consolidated shareholders’ deficit, the amount of the restricted net assets were zero as of December 31, 2025 and 2024, respectively.

NOTE 17-SUBSEQUENT EVENTS

On January 23, 2026, the Company filed a complaint for overdue payment on goods sold against Hubei Township Investment Agricultural Machinery Co., Ltd., claiming approximately RMB4 million (equivalent to $0.6 million). This case is currently awaiting a court hearing.

SCHEDULE I

UTSTARCOM HOLDINGS CORP. (UNCONSOLIDATED-PARENT COMPANY BASIS)

REGISTRANT BALANCE SHEETS

(In thousands, except par value)

	December 31,
	2025	2024
	(in thousands)
ASSETS
Investment in subsidiaries	$50,982	$59,903
Total assets	50,982	59,903
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable-intercompany	14,483	14,677
Total current liabilities	14,483	14,677
Total liabilities	14,483	14,677
Shareholders’ equity:
Ordinary shares: $0.015 par value; 62,500 authorized shares; 10,443 and 10,413 shares issued at December 31, 2025 and December 31, 2024, respectively; 9,187 and 9,157 shares outstanding at December 31, 2025 and December 31, 2024, respectively	157	156
Additional paid-in capital	1,267,939	1,267,826
Treasury stock, at cost: 1,256 and 1,256 shares at December 31, 2025 and December 31, 2024, respectively	(12,335)	(12,335)
Accumulated deficit	(1,267,378)	(1,259,428)
Accumulated other comprehensive income	48,116	49,007
Total shareholders’ equity	36,499	45,226
Total liabilities and shareholders’ equity	$50,982	$59,903

The accompanying notes are an integral part of these financial statements.

UTSTARCOM HOLDINGS CORP. (UNCONSOLIDATED-PARENT COMPANY BASIS)

CONDENSED INFORMATION AS TO STATEMENTS OF COMPREHENSIVE LOSS OF THE REGISTRANT

(In thousands)

	Years ended December 31,
	2025	2024	2023
	(in thousands)
Sales
Unrelated parties	$—	$—	$—
Related parties	—	—	—
Intercompany	—	—	—
Cost of sales
Unrelated parties	—	—	—
Related parties	—	—	—
Intercompany	—	—	—
Gross profit	—	—	—
Operating expenses:
Selling, general and administrative	668	713	768
Research and development	—	—	—
Total operating expenses	668	713	768
Operating loss	(668)	(713)	(768)
Interest income	—	—	—
Interest expense	—	—	—
Other income, net	—	—	—
Loss before income taxes and equity in loss of affiliated companies	(668)	(713)	(768)
Equity in net loss of affiliated companies	(7,282)	(3,655)	(3,083)
Income tax expense	—	—	—
Net loss	$(7,950)	$(4,368)	$(3,851)
Other comprehensive loss, net of tax	$(891)	$(1,906)	$(2,527)
Comprehensive loss	$(8,841)	$(6,274)	$(6,378)

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

The Company is a holding company and does not have any activities. Operating expenses for the Company for the years ended December 31, 2025, 2024 and 2023 consisted mainly of the retaining fee for the Board of Directors, its director and officer insurance expenses and the expenses associated with investor relations. As the Company does not have any cash activity, the recorded expenses were paid on behalf of the Company by UTStarcom, Inc., its subsidiary, and statements of cash flows have been omitted.

SCHEDULE II

UTSTARCOM HOLDINGS CORP.

VALUATION AND QUALIFYING ACCOUNTS AND ALLOWANCE

For the Years Ended December 31, 2025, 2024, and 2023

		Charged
	Balance at	(credited) to	Credited to		Balance at
	beginning of	costs and	other	(Deductions)	end of
Description	the period	expenses	accounts	Adjustments (1)	the period
	(in thousands)
Year ended December 31, 2025
Allowance for credit losses	$1,266	$582	$—	$(318)	$1,530
Tax valuation allowance	$183,941	$(3,710)	$4,463	$—	$184,694
Year ended December 31, 2024
Allowance for credit losses	$1,353	$(39)	$—	$(48)	$1,266
Tax valuation allowance	$187,291	$(2,203)	$(1,147)	$—	$183,941
Year ended December 31, 2023
Allowance for credit losses	$2,682	$(1,315)	$—	$(14)	$1,353
Tax valuation allowance	$190,198	$(2,369)	$(538)	$—	$187,291

(1)
Represents write-offs of allowance for credit losses and foreign exchange adjustments.